Form 20-F
period 2002-12-31
WIMM BILL DANN FOODS OJSC
filed 2003-06-30
CIK 1166718

Use these links to rapidly review the document
Table of Contents
Index to Financial Statements

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12 (b) or (g) of The Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002
or
☐	Transition report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

16 Yauzsky Boulevard, Moscow 109028 Russian Federation
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE, PAR VALUE 20 RUSSIAN RUBLES PER ORDINARY SHARE	NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        44,000,000 ordinary shares, par value 20 Russian rubles each, as of December 31, 2002.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3D: Key Information—Risk Factors," "Item 4: Information on our Company" and "Item 5: Operating and Financial Review and Prospects," and include statements regarding:

    •
    strategies, outlook and growth prospects;

    •
    future plans and potential for future growth;

    •
    liquidity, capital resources and capital expenditures;

    •
    growth in demand for our services;

    •
    economic outlook and industry trends;

    •
    developments of our markets;

    •
    the impact of regulatory initiatives; and

    •
    the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

        Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

CURRENCIES AND EXCHANGE RATES

        In this annual report, references to "U.S. dollars" or "$" are to the currency of the United States, and references to "rubles" are to the currency of the Russian Federation.

iii

PART I

Item 1    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2    Offer Statistics and Expected Timetable

        Not applicable.

Item 3    Key Information

  A.    Selected Financial Data

        The selected consolidated and combined financial data set forth below at December 31, 2002, 2001, 2000 and 1999 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected financial data set forth below at and for the year ended December 31, 1998 have been derived from our unaudited financial statements prepared in accordance with U.S. GAAP. The selected consolidated and combined financial data should be read in conjunction with our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 and "Item 5. Operating and Financial Review and Prospects" included elsewhere herein.

	For the years ended December 31,
	2002	2001	2000	1999	1998
		(Dollar amounts in thousands, except share, dividends per share and earnings per share)			(unaudited)
Statement of Operations Data:
Sales	824,734	674,616	465,411	357,678	438,931
Cost of sales	(579,707)	(492,990)	(349,077)	(293,676)	(336,602)

Gross profit	245,027	181,626	116,334	64,002	102,329
Selling and distribution expenses	(109,527)	(62,213)	(34,138)	(22,378)	(30,782)
General and administrative expenses	(62,955)	(54,461)	(43,025)	(29,266)	(39,740)
Other operating expenses	(6,497)	(4,498)	(1,241)	(3,117)	(2,549)

Operating income	66,048	60,454	37,930	9,241	29,258
Financial income and expenses, net	(14,131)	(10,581)	(5,664)	(270)	(5,442)

Income before provision for income taxes and minority interest	51,917	49,873	32,266	8,971	23,816
Provision for income taxes(1)	(14,249)	(14,166)	(9,568)	(2,446)	(11,609)
Minority interest	(1,922)	(3,962)	(1,453)	(583)	(1,000)

Income from continuing operations	35,746	31,745	21,245	5,942	11,207
Income (loss) from discontinued operations(2)	—	103	138	(156)	(3,589)

Net income	35,746	31,848	21,383	5,786	7,618

Earnings per share—basic and diluted:
Income from continuing operations	0.83	0.91	0.62	0.17	0.32
Income (loss) from discontinued operations	0.00	0.00	0.00	0.00	(0.10)
Net income	0.83	0.91	0.62	0.17	0.22
Dividends per share(3)	—	—	0.27	0.09	0.16

Weighted average common shares outstanding(4)	43,063,014	34,888,000	34,552,000	34,552,000	34,552,000
Other Data from Continuing Operations:
Adjusted EBITDA (unaudited)(5)	83,346	73,721	46,830	19,340	29,537
Adjusted EBITDA margin (unaudited)(6)	10.1%	10.9%	10.1%	5.4%	6.7%
Capital expenditures	136,100	57,653	25,423	32,650	31,499
Cash (used in) provided by operating activities	(6,863)	12,591	16,771	6,696	Not available	(7)
Cash used in investing activities	122,677	55,486	27,772	42,454	Not available	(7)
Cash provided by financing activities	152,600	44,613	21,581	31,897	Not available	(7)
	At December 31,
	2002	2001	2000	1999	1998
					(unaudited)
Balance Sheet Data:
Total assets of continuing operations	589,093	352,717	235,039	177,980	124,953
Total assets	589,093	352,717	314,131	208,688	148,719
Total net assets of continuing operations	282,884	85,011	45,358	40,933	38,223
Total net assets of discontinued operations	—	—	8,348	720	876
Total debt from continuing operations(8)	186,039	122,022	67,763	29,534	11,739
Total liabilities of continuing operations	284,660	244,330	154,847	104,278	52,462

Notes:

(1)
Provision for income taxes includes the tax benefit in our juice business relating to the small enterprise tax legislation. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for Income Taxes."

(2)
Discontinued operations consist of banking and brewery businesses, which were disposed of in April 2001. See "Item 5. Operating and Financial Review and Prospects."

(3)
The dividends shown above are the dividend payments made by subsidiaries of Wimm-Bill-Dann Foods prior to the formation of Wimm-Bill-Dann Foods OJSC. Consequently, those dividends were determined based on the results of the individual entities and the ownership stakes in those entities and not on the share capital of Wimm-Bill-Dann Foods. Wimm-Bill-Dann Foods has not paid dividends for any of the periods presented.

(4)
Number of common shares outstanding for the periods before May 31, 2001 (before formation of Wimm-Bill-Dann Foods OJSC) was determined using 34,552,000 shares, which is the number of Wimm-Bill-Dann Foods OJSC's shares issued on May 31, 2001 to the members of the control group of shareholders. See Note 1 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

(5)
Adjusted EBITDA, which represents income from continuing operations before interest expense, income taxes, depreciation and amortization, adjusted for minority interest, should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. Further, adjusted EBITDA as presented above may not be comparable to similarly titled measures reported by other companies. We believe that adjusted

  EBITDA, which is a commonly used financial indicator of a company's operating performance and debt servicing ability, is a relevant measurement to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies.

          The table below shows a reconciliation of income before provision for income taxes and minority interest to adjusted EBITDA.

	2002	2001	2000	1999	1998
		(Amounts in thousands of U.S. dollars)			(unaudited)
Income before provision for income taxes and minority interest	51,917	49,873	32,226	8,971	23,816
Interest expense	12,818	11,126	5,638	2,563	616
Depreciation and amortization	18,611	12,722	8,966	7,806	5,105

Adjusted EBITDA	83,346	73,721	46,830	19,340	29,537

(6)
"Adjusted EBITDA margin" represents adjusted EBITDA as a percentage of sales.

(7)
Cash flow information is not available for 1998 as financial statements for this year were not reasonably obtainable at other than disproportionate expenses.

(8)
Total debt represents long-term and short-term loans, including the current portion of long-term loans, bonds payable and vendor financing obligations.

  B.    Capitalization and Indebtedness

        Not applicable.

  C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

  D.    Risk Factors

        An investment in our ADSs and/or loan participation notes, or "notes", involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our ADSs and/or notes. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our ADSs and/or notes could decline and you could lose all or part of your investment. For a description of the notes, see "Item 8. Financial Information—B. Significant Charges."

        We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our ADSs and/or notes.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our ADSs and/or notes.

Financial turmoil in emerging markets could cause the price of our securities to suffer.

        Financial turmoil in Russia and other emerging markets in 1997 and 1998 adversely affected market prices in the world's securities markets for companies that operate in those developing economies. Financial turmoil in these countries could cause decreases in prices for securities of or related to our company, even if the Russian economy remains relatively stable.

Risks Relating to Our Business and Industry

Economic downturns could hurt our turnover and materially and adversely affect our strategy to increase our sales of premium brands.

        Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

        Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer. We describe our geographic expansion strategy under "Item 4. Information on Our Company—B. Business Overview—Business Strategy."

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

        Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect. We describe our acquisition strategy under "Item 4. Information on Our Company—B. Business Overview—Business Strategy."

Increased competition and consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which have adversely affected and may continue to adversely affect our results of operations.

        Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

We may not be able to integrate our recently acquired companies into our operations.

        We have recently acquired a number of new companies. There can be no assurance that we will be able to integrate these businesses successfully into our existing operations. Our failure to integrate these companies successfully could have a material adverse effect on our results of operations. See "Item 4. Information on Our Company—A. History and Development."

Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

        Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure successfully to develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, and our advertising and marketing expenditures, our results of operations will suffer.

        Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

        Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 80% in 2002. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview."

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

        The food industry's growth potential is constrained by population growth, which has been falling in Russia. Our success depends in part on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. If we do not succeed in making these enhancements, our results of operations may suffer.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk could result in a significant increase in our production costs, reducing our turnover and profitability.

        The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues from this business could be substantially reduced.

        In 2002, the Moscow City Government purchased approximately 61% of the baby food products we produced in Moscow at a discount of approximately 20.1% from the market price of these products, and the proceeds of the baby food products sold to the Moscow City Government made up approximately 51% of the total proceeds of the Moscow Baby Food Plant. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues from this business could be substantially reduced. We discuss the sale and distribution of products produced at the Moscow Baby Food Plant in "Item 4. Information on Our Company—B. Business Overview—Current Operations—Distribution."

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

        We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, there can be no assurance that they will continue to do so or that they or other supermarket chains will not attempt a similar consolidation of market power in the future. Certain retailers also seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition and competition for shelf space.

        We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could materially and adversely affect our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS", and abroad, and adversely affect our results of operations.

        In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

        For instance, one of our independent dairy distributors exported our Darling Mila milk to the United States in January 2003. This milk was subsequently recalled from stores in February 2003, when food inspectors discovered that the milk contained sulfonamide. Whereas Russian legislation does not explicitly prohibit sulfonamide in milk, United States legislation does prohibit it. The recall, which was publicized in the Russian press, and any similar events that may occur in the future could negatively affect our reputation in the Russian Federation, the CIS and abroad, and adversely affect our results of operations.

We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability.

        In June 2003, we acquired "all risks" insurance coverage of a type customary in Russia for our eleven major production facilities covering the most valuable equipment at these facilities. At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. We do not maintain separate funds or otherwise set aside reserves for these types of events.

Our management information system may be inadequate to support our future growth.

        Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may adversely affect our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

        Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe or misappropriate our proprietary rights. For example, in 2002 and 2003 there were two instances of infringement on our "Ginger Up" trademark. The infringement ceased in the first instance after we sent a warning letter identifying the violation, and we are currently in the process of addressing the second instance of infringement. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business. We describe our patents and trademarks under "Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents."

Failure of several of our brand names and images, for which trademarks are currently being sought, to be awarded trademark protection could materially affect our marketing plans, resulting in increased advertising expenses and adversely affecting our financial results.

        As of January 30, 2003, we had 195 pending trademark applications in Russia and 78 pending trademark applications abroad. The trademark application for one of our products, Wonder-Berry, was rejected in Finland and Bulgaria, and we are in the process of contesting the rejection in Bulgaria. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results.

Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production.

        Our operations and properties are subject to regulation by various government entities and agencies. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise adversely effect our business or financial results. See "Item 4. Information on Our Company—B. Business Overview—Regulation" below.

        Additionally, under relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions may include civil and administrative penalties applicable to a company and criminal and administrative penalties applicable to its officers. Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for violations relating to waste disposal. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results would suffer.

If we are unable to obtain adequate funding, we may have to limit our operations substantially, with a resulting negative impact on our operating results and loss of market share.

        We plan to make significant capital expenditures, particularly in connection with our acquisition of new companies, expansion of existing operations, and upgrades of existing facilities. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $57.7 million in 2001 and $136.1 million in 2002, and have budgeted $154.5 million for 2003. We spent approximately $15.0 million in 2001 and $39.6 million in 2002 on capital expenditures for acquisitions. We have also budgeted $54.9 million for acquisitions in 2003. However, future financing may not be sufficient to meet our planned needs in the event of the following potential developments:

  •
  changes in the terms of existing financing arrangements;

  •
  pursuit of new business opportunities that require significant investment; or

  •
  significant deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Debt financing in Russia, particularly long-term debt financing, on commercially acceptable terms may be difficult to obtain, and we may not be able to borrow in the international capital markets on acceptable terms in the future. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could negatively affect our market share and operating results.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations successfully.

        We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend in significant part upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  continued development of financial and management systems;

  •
  increased marketing activities; and

  •
  hiring and training of new personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia for personnel with relevant expertise is intense, due to the small number of qualified individuals, and we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market. We are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Our failure successfully to manage our growth or personnel needs could have a material adverse effect on our business, operating performance and financial condition.

        Since our initial public offering, or IPO, in February 2002, our chief operating officer has departed and our chief financial officer has been replaced. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our ADSs and/or notes.

        As of June 1, 2003, approximately 66.38% of our outstanding common stock is owned by the group of shareholders that owned us prior to our IPO. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block for at least two years from January 16, 2002. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders. The interests of these shareholders could conflict with those of the holders of our ADSs and/or notes and materially adversely affect your investment.

In the event that our equipment rental arrangements were deemed to be subject to licensing requirements, our subsidiaries engaging in these arrangements could be subject to liquidation or face the invalidation of the rental contracts.

        A number of our subsidiaries purchase equipment which they then, in turn, lease to raw material producers. In addition, many of our dairy plants that also produce juice products, including the Lianozovo Dairy Plant, lease equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant negative consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

        In accordance with Russian legislation, in the event that a company's net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

        Six of our trade company subsidiaries and one of our production subsidiaries, the Gulkevichsky Butter Factory, have net assets below the minimum charter capital required by law. These subsidiaries, individually and taken together, are not material to our operations. We have not taken any steps to remedy this situation because we believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. While we understand that a Moscow court recently liquidated a company pursuant to this legislation, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these seven subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, if involuntary liquidation were to occur, we would be forced to reorganize the operations we currently conduct through these subsidiaries.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to attack our ownership in a privatized company and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our production capability, market share and results of operations.

        Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve additional privatized companies. To the extent that privatization legislation has been vague, internally inconsistent and in conflict with other legislation, including conflicts between federal and local privatization legislation, most, if not all, privatizations are arguably deficient and therefore are vulnerable to attack. For instance, a series of presidential decrees issued in 1991 and 1992 which granted to the government of Moscow the right to adopt its own privatization procedures were subsequently held invalid by the Constitutional Court of the Russian Federation in 1993, which ruled, in part, that the presidential decrees addressed issues which were the subject of federal law. While this court ruling, in theory, does not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any of our privatized companies are subject to attack as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our production capability, market share and results of operations. Most important, as the ownership of the majority of our other subsidiaries is through Lianozovo Dairy Plant, and as Lianozovo Dairy Plant constitutes the majority of our production capacity, its loss would substantially and negatively affect us.

        Additionally, of the 99% of Lianozovo Dairy Plant and 93% of Tsaritsino Dairy Plant which we own, 15% of each were acquired in separate investment tenders held by the Department of State and Municipal Property of the Moscow Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for Lianozovo Dairy Plant and Tsaritsino Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in Lianozovo Dairy Plant and Tsaritsino Dairy Plant, substantially and negatively affecting our results of operations.

In the event that companies which, as a result of our corporate reorganization for our initial public offering, were transferred by us but continue to be associated in the public mind with the "Wimm-Bill-Dann" name give rise to shareholder liability or reputational issues, our results of operations or reputation could suffer.

        As part of our corporate reorganization for our initial public offering, we transferred our interests in a bank, Expobank, and four breweries to certain of our shareholders. These shareholders, in turn, have disposed of their interests in the bank, but retain their interests in the breweries. In the event that these companies, which are no longer owned by us but may continue to be associated with the "Wimm-Bill-Dann" name in the public mind, are subject to negative publicity, this could affect our reputation. For example, there have been press reports about a dispute regarding the exclusion, in the fall of 2000, of minority shareholders from a shareholders' meeting of a beer company previously owned by us and now owned by our current shareholders, some of whom are also members of our Board of Directors. These press reports repeated allegations made by the excluded minority shareholders as to the illegality of their exclusion, although their exclusion was upheld in court. Press speculation of a similar nature could raise concerns about how the holders of our ADSs and/or notes and minority shareholders in our company, will be treated, negatively affecting the price of the ADSs and/or notes. Additionally, we could be held responsible for any shareholder liability which arises in connection with these companies and their operations during the time which they were owned by our subsidiaries.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

        Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods.

As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

        Another example of a government regulation that has affected us is Government Regulation No. 988, which, as of January 1, 2004, requires food producers intending to develop and offer a new food product to the public to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would adversely affect our market share and results of operations.

        A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, beginning to reduce the competitive advantages that we have over foreign competitors without domestic production capability. If this trend continues, we will lose a significant advantage that we currently have, as a domestic producer, over our foreign competitors, which would adversely affect our market share and results of operation.

Allegations about certain of our shareholders or directors could adversely affect our reputation.

        Certain of our shareholders and directors, including the Chairman of our Board of Directors, are shareholders in, and directors of, a group of related companies sometimes referred to as "Trinity." The Trinity group engages in automobile distribution, financial services, security services, casinos, construction, advertising and engineering. We purchased Municipal Guard Agency, a security services company, from the Trinity group in 2001. Prior to and in the beginning of 2002, we obtained security services from Trinity-Negus, and we currently (i) purchase milk from Poultry Factory Gorki-2 and (ii) receive transportation services from Avto-40, all companies in the Trinity group. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of these transactions. The Trinity group has been the subject of speculation in the Russian press, including with respect to possible links with organized crime. However, no charges have been brought by governmental authorities against any of our shareholders or directors and, to the best of our knowledge, none has been threatened. In addition, our largest shareholder, who is not a member of our Board of Directors, was convicted of a violent crime in 1980 under the Soviet system and served nine years in a labor camp. Press speculation about these or other matters relating to our shareholders or directors could adversely affect our reputation and the price of our ADSs and/or notes.

If the Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the unwind of such transactions, adversely affecting our acquisition strategy and our results of operations.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions or new companies, this legislation is sometimes vague and subject to varying interpretations. Additionally, although the common ownership by our shareholders of a number of companies which are now our subsidiaries was generally made known to the Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity and its predecessors, the existence of the shareholders' agreement among our current shareholders was not disclosed. If the Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the unwind of such transactions, adversely affecting our acquisition strategy and our results of operations.

Further restrictions on our business which is categorized as a monopoly, or the extension of monopoly status to other of our businesses, could result in the regulation of our prices and restriction of our commercial activities, significantly affecting our results of operations.

        Under Russian legislation, the Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity may categorize a company as a dominant force in a market. Our baby food business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Any ruling that any of our other businesses is a monopoly could result in the regulation of our prices and restrictions on our commercial activities. The imposition of government-determined prices could, in turn, result in competitive disadvantages and a significant decline in revenues. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets would negatively affect our plans for expansion and could reduce our market share.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

        We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the companies involved. "Interested party transactions" include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company's voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person's relatives or affiliates, is

  •
  a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

        See "Item 4. Information on Our Company—B. Business Overview—Regulation" for more details on the transactions that require this approval under Russian law. Our subsidiaries engage in numerous transactions which require interested party transaction approvals in accordance with Russian law. These transactions have not always been properly approved, and therefore may be contested by minority shareholders. In the event that minority shareholders were to contest successfully existing interested party transactions among our subsidiaries, or prevent the approval of these transactions in the future, this could limit our operational flexibility and adversely affect our results of operations.

        In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly-owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefor, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

        The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, we can experience inflation-driven increases in U.S. dollar terms of certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

Changes in exchange rates could increase our costs, decrease the value of our ruble-denominated monetary assets, prevent us from repaying our debts, or increase competition from foreign producers.

        Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank has from time to time imposed various currency-trading restrictions in attempts to support the ruble. The ability of the Russian government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including the $150 million loan we received in connection with our May 2003 Eurobond offer) are either denominated in or tightly linked to the U.S. dollar or euro, while substantially all of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our U.S. dollar or euro costs in ruble terms. If we cannot increase our ruble prices in line with ruble devaluation due to competitive pressures, this will lead to a loss of revenue and income in U.S. dollar terms. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our dollar- or euro-denominated costs or repaying our U.S. dollar- or euro-denominated indebtedness.

        The devaluation of the ruble also results in losses in the value of ruble-denominated monetary assets, such as ruble deposits and accounts receivable.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Increased tax liability would increase our total expenses.

        On the other hand, a strengthening of the ruble results in a relative decrease in the price of imported products, as does a strengthening of the ruble in real terms (even if it declines in nominal terms). The strengthening of the ruble in nominal or real terms enhances our ability to import raw materials, to cover our U.S. dollar-denominated or U.S. dollar-linked costs and to repay our U.S. dollar-denominated indebtedness, but also increases the ability of foreign producers who export products to Russia to compete effectively with us in the Russian market. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Our inability to obtain permission from the Central Bank of Russia pursuant to currency control regulations may hinder our ability to enter into certain hard-currency-denominated transactions.

        Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

  •
  direct investments, except investments from abroad in the charter capital of a Russian company;

  •
  payments with respect to real estate, except acquisition of real estate by non-residents and lease payments by non-residents;

  •
  portfolio investments; and

  •
  payments for export-import transactions with settlement over 90 days following completion.

        These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. If we are unable to obtain Central Bank of Russia permissions for hard-currency-denominated transactions requiring such permissions, our ability to enter into such transactions may be hindered. In addition, in the event that we failed in the past to obtain Central Bank of Russia permissions for hard-currency-denominated transactions and borrowings requiring such permissions, such failure could result in severe penalties, including the unwinding of such transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management which, in turn, would negatively affect our business.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

        Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers and other debtors may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

        Russia's inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

        Our major capital expenditures are generally denominated and payable in various foreign currencies, including U.S. dollars and euro. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist.

        Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

        We have used, and continue to use, various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we use. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations. See Note 30 to our Consolidated and Combined Financial Statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

        On May 23, 2003 a claim was filed with the Arbitration Court of the City of Moscow by our subsidiary, Fruit Rivers, in relation to a tax assessment in the amount of approximately $6.9 million (including interest and penalties) Fruit Rivers received from the Russian Tax Authority. The assessment relates to Fruit Rivers' use of a small enterprise tax exemption in its calculation of its profit tax liability during 2002. On May 27, 2003, the Arbitration Court granted Fruit Rivers an injunction prohibiting the Russian Tax Authority from undertaking any actions to enforce this assessment until the court issues a ruling on the merits in relation to this matter. A hearing on this case has been scheduled for July 23, 2003.

        Our management believes that Fruit Rivers has a solid legal standing in connection with this claim and will continue to vigorously defend its position that tax optimization initiatives used by us and our subsidiaries are in compliance with the Russian tax law. However, if the courts were to rule in the Russian Tax Authority's favor, we would be liable for the amount of the assessments and could potentially be liable for significant additional amounts.

        In addition, on May 26, 2003, we received notice that an appeal was filed by the Russian Tax Authority with the Federal Arbitration Court of the Moscow District in a case relating to the Russian Tax Authority's assessment of approximately $2.4 million (including penalties) against Fruit Rivers. This assessment related to the calculation of value added tax, or VAT, on juice products sold by Fruit Rivers during 2001. Fruit Rivers challenged this assessment in the Moscow Arbitration Court on December 9, 2002 and the court voided the decision and assessment of the Russian Tax Authority in this matter. The court's decision was affirmed by the appellate division of the Moscow Arbitration Court on February 27, 2003. A hearing on the new appeal was held on June 16, 2003, at which time the Federal Arbitration Court of the Moscow District affirmed the decision of Moscow Arbitration Court and the appellate division of the Moscow Arbitration Court voiding the decision and assessment of the Russian Tax Authority and dismissed their appeal.

        While we believe that Fruit Rivers and our other subsidiaries have complied and continue to comply with their VAT obligations, we cannot assure you that the Russian Tax Authorities will not further appeal this case or in the future make claims against other Wimm-Bill-Dann subsidiaries for additional VAT amounts with respect to sales of juice or other products. These claims could be significantly larger than the claim made in connection with Fruit Rivers and our ability to recover VAT owed by the Russian Tax Authority could also be jeopardized. The resulting losses could have a material adverse impact on our financial condition and results of operations.

The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.

        In 2000, 2001 and 2002, our juice-products subsidiaries benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2000, 2001 and 2002, our tax expenses would have increased by $6.0 million, $14.1 million and $5.7 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, even under the amended legislation, our small enterprises that were formed prior to January 1, 2002, will be able to continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax will be levied at a rate of 25% and 50% of the income tax rate, respectively. This change in legislation could materially adversely affect our results of operations in the future. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for Income Taxes."

        In addition, our Fruit Rivers subsidiary recently received a tax assessment from the Russian Tax Authority in the amount of approximately $6.9 million relating to Fruit Rivers' use of the small enterprise tax exemption in its calculation of its profit tax liability, and it has initiated a proceeding in the courts to challenge this assessment. See "—If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations" above for additional detail regarding this tax claim.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped. Consequently, we face increased risk in our domestic banking transactions, including potential tax liabilities.

        Russia's banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. In addition, the 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks. Most creditworthy Russian banks are located in Moscow and there are fewer in the regions. Although we have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks, another prolonged banking crisis or insolvency of some of our banks could adversely affect our business and our ability to complete banking transactions in Russia.

        In addition, we have also experienced problems with transmitting tax payments through certain Russian banks. For example, in May 2003 two of our subsidiaries, Ramenskoe Milk LLC and Wimm-Bill-Dann Purchaser OJSC, received tax assessments from the Russian Tax Authority for non-payment of taxes due. The assessment was for a total combined amount of approximately $100,000 and resulted from the failure of the subsidiaries' banks to transfer tax payments to the state budget upon receiving the relevant payment orders. While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer's bank, recent press reports have indicated that the Russian Tax Authority has been actively and often successfully challenging such payments if the tax is not in fact paid due to the failure of the bank to transfer such tax payment. Russian courts often rule in favor of the Russian Tax Authority in such cases.

        Our management believes that each of Ramenskoe Milk LLC and Wimm-Bill-Dann Purchaser OJSC complied with their respective tax payment obligations that are the subject of the assessments. However, if the courts were to rule in the Russian Tax Authority's favor in these matters, these subsidiaries and other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially impact the financial results of our business activities.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20.0%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20.0%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have an adverse impact on our financial condition and results of operations.

Risks Relating to the ADSs, notes and the Trading Market

Certain of our shareholders are engaged in preliminary discussions in relation to a possible transaction which may result in the acquisition of all or a majority of our shares by Groupe Danone. Such transaction, if consummated, may result in a change of control under our loan agreements and/or lead to a delisting of our ADSs and a termination of our ADS program.

        As of the date of this annual report, certain of our shareholders are engaged in preliminary discussions in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of our shares by Groupe Danone. We have, at the request of these shareholders, cooperated in such preliminary discussions. As of the date of this annual report, no agreement with respect to price or other material terms or conditions of a transaction has been reached. Moreover, no assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. The terms of any such transaction may or may not be extended to our public shareholders. However, if consummated, such transaction may result in a change of control under our various loan agreements and/or lead to a delisting of our ADSs from the New York Stock Exchange and a termination of our ADS program. See "—We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event" below for a description of the change in control event in the Loan Agreement relating to the Eurobond.

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

        Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary's assets in Russia are seized or arrested. In that case, you would lose all the money you have invested.

        Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This would be different from the way other jurisdictions, such as the states of the United States, treat ADSs. In those jurisdictions, although shares may be held in the depositary's name or to its order and it is therefore a "legal" owner of the shares, the ADS holders are the "beneficial," or real owners. In those jurisdictions, no action against the depositary, the legal owner, would ever result in the beneficial owners losing their shares. Because Russian law may not make the same distinction between legal and beneficial ownership, it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. We do not know yet whether the shares underlying ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit has been filed against a depositary bank other than Bankers Trust Company seeking the seizure of various Russian companies' shares represented by ADSs. In the event that this type of suit were successful in the future against a depositary bank, and if the shares are seized or arrested, the ADS holders involved would lose their rights to the underlying shares.

Because the rights of nominee holders and depositaries are not well developed, you will be unable to direct the voting of the shares represented by our ADSs and may not be able to obtain some of the benefits due to you as a holder of our ADSs.

        The Federal Law on the Securities Markets provides that shares may be held by nominees entitled to vote the shares on behalf of the beneficial owner upon receipt of the appropriate instructions from the beneficial owner. The nominee is required to provide information on the beneficial holder of the shares upon the demand of the registrar. The custodian under the deposit agreement, OOO Deutsche Bank, is registered as the nominee owner for Bankers Trust Company, as depositary; under Russian law, however, Bankers Trust Company in turn might be viewed as the owner of the shares underlying the ADSs. Since Russian law prohibits a shareholder from voting in more than one way on any agenda item, the depositary may not be in a position to vote the shares it holds on behalf of ADR holders other than as a block. Further, in the past, nominees have reportedly experienced difficulty in convincing registrars of their right to represent the beneficial holder and in convincing tax authorities of the right of beneficial holders to obtain the benefits available under an applicable tax treaty. This could result in your being unable to obtain some of the benefits due to you as a holder of our ADSs, including the ability to exercise your voting rights.

Even if Russian legislation is amended to allow for voting of our ADSs, your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs.

        Even if Russian legislation is amended to allow for voting of our ADSs, you will be able to exercise voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, the Federal Law on Joint Stock Companies requires us to notify shareholders at least 20 days in advance of any meeting. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of common shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting. Except as described in this document, you will not be able to exercise voting rights with respect to the shares of common stock that underlie the ADSs.

The price of our ADSs may be highly volatile.

        The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our shares. This, in turn, may affect the liquidity of our ADSs and their trading price. In addition, the trading prices of the ADSs may be subject to wide fluctuations in response to many factors, including:

  •
  variations in our operating results and other food and beverage companies;

  •
  variations in national and industry growth rates;

  •
  actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

  •
  changes in governmental legislation or regulation;

  •
  general economic conditions within our business sector or in Russia; or

  •
  extreme price and volume fluctuations on the Russian stock market.

        In addition, because there was no prior trading market for the notes issued in May 2003 there can be no assurance that a liquid market will develop for the notes, that holders of the notes will be able to sell their notes for a price that reflects their value or at all. Se "Item 8. Financial Information—B. Significant Changes" for a description of the notes.

You may be unable to repatriate your earnings from our ADSs.

        Russian currency control legislation pertaining to payment of dividends currently provides that ruble dividends on common stock may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident.

        Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs to Russian residents. Russian currency control legislation, however, effectively limits the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without a Central Bank license, which in practice is difficult to obtain, Russian residents must purchase securities for rubles and may not purchase foreign-currency denominated securities, such as our ADSs. Accordingly, an ADS holder seeking to sell its holding to a Russian resident would need first to convert its ADSs into shares and establish a special ruble investment account, while the repatriation of proceeds from the sale of securities in Russia may be subject to costs and delays.

        The ability of the depositary and other persons to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

Future sales of common stock or ADSs may affect the market price of our common stock and ADSs.

        Sales, or the possibility of sales, of substantial numbers of shares of our common stock or ADSs in the public market following our initial public offering could have an adverse effect on the market trading prices of the ADSs. We now have 44,000,000 authorized shares of common stock, all of which are outstanding. Our subsequent equity offerings may reduce the percentage ownership of our shareholders. Newly issued stock may have rights, preferences or privileges senior to those of common stock.

You may have limited recourse against us and our officers and directors because we generally conduct our operations outside the United States and substantially all of our officers and directors reside outside the United States.

        Our presence outside the United States may limit your legal recourse against us. We do not have any presence in the United States and are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States.

        As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the federal securities laws of the United States. There is no treaty between the United States and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs.

        The deposit agreement provides for disputes, controversies and causes of action brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association; provided that any controversy, claim or cause of action relating to or based upon the provisions of the federal securities laws of the United States or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts' inability to enforce such orders (for example, upon a finding that the enforcement of an arbitration award violates public policy or a supervening law of the Russian Federation), and corruption.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our Eurobond offering, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2002, our consolidated total debt was approximately US$186.0 million of which US$115.1 million was secured by equipment or inventory. On April 15, 2003 we issued RUR1.5 billion ruble-denominated bonds (US$48 million at the April 15, 2003 exchange rate), and on May 21, 2003 we completed a $150 million Eurobond offer. See "Item 8. Financial Information—B. Significant Changes" for a description of our bond offerings.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, which could cause defaults under our other indebtedness.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Loan relating to the Eurobond, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. We cannot assure you that any refinancing or additional financing would be available on the commercially reasonable terms, or whether our assets could be sold, or if sold, whether the proceeds therefrom would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially and adversely affect our business, financial condition, results of operations and business prospects.

Covenants in our debt agreements, including the Loan Agreement relating to the Eurobond, restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

        Our short-term and long-term debt agreements, including the Loan Agreement relating to the Eurobond, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the Loan Agreement and Loan relating to the Eurobond, and any of our other senior debt containing cross default provisions could become immediately due and payable. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

        The terms of the Loan Agreement relating to the Eurobond and some of our other debt agreements require that we prepay the debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the Loan Agreement relating to the Eurobond) would result.

        However, it is possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms, which would materially and adversely affect our business, financial condition, results of operations and business prospects.

If the Central Bank of Russia requires us to hold a license in order to make payments in U.S. dollars under the Loan relating to the Eurobond or the Guarantee, we will need to apply for a license. Without a license, we may be restricted in our ability to make payments under the Loan Agreement relating to the Eurobond and/or the Guarantee.

        Central Bank of Russia regulations are subject to substantial change and varying interpretations which complicate the process of determining whether a license is needed as well as the process of obtaining a permission. With respect to the Loan relating to the Eurobond and the Guarantee by three of our subsidiaries, we have received legal advice that a license is not required and that the Loan and the Guarantee would only need to be registered if the borrower were a Russian licensed bank. There is some uncertainty as to whether or not a license would be required following an event of default under the Loan Agreement relating to the Eurobond, depending on who would be deemed to be the lender at that time. If the Central Bank of Russia clarifies or advises in the future that a foreign currency license is required for payments by us under the Loan and/or our subsidiaries under the Guarantee, we will need to apply for a license. We cannot assure you that we will receive such a license in such case. If we do not receive such a license, we cannot assure you that we will be able to make payments on the Loan or that our guarantor subsidiaries will be able to make payments under the Guarantee in U.S. dollars.

Foreign judgments may not be enforceable against us.

        Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation or the United Kingdom and the Russian Federation for the reciprocal enforcement of foreign court judgments. The Loan Agreement relating to the Eurobond and the Guarantee provide that controversies, claims and causes of action brought by any party thereto against us may be settled by arbitration in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law, also known as UNCITRAL. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders.

Upon the occurrence of certain circumstances described in the Loan Agreement relating to the Eurobond we may or must prepay the Loan.

        Under the terms of the Loan Agreement relating to the Eurobond we may, subject to certain conditions, prepay the Loan relating to the Eurobond if we are required to increase our payments for tax reasons regardless of whether the increased payment obligation results from any change in the applicable tax laws or treaties or from the change in application of existing tax laws or treaties. We may also prepay the Loan if we are required to indemnify the Bank in respect of Increased Costs (as defined in the Loan Agreement). We must prepay the Loan if it becomes illegal for the Bank to make or fund the Loan, to allow the Loan to remain outstanding, or to maintain its agreed funding source of the Loan. In case of any such prepayment, all outstanding notes would be redeemable at par with accrued interest. We cannot assure you that we would be able to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms, which would materially and adversely affect our business, financial condition, results of operations and business prospects.

You may not have an effective remedy under U.S. securities laws against Arthur Andersen ZAO in connection with a material misstatement or omission in our financial statements for the years ended December 31, 2000 and 2001.

        Our consolidated and combined financial statements for the years ended December 31, 2000 and 2001 were audited by Arthur Andersen ZAO, which issued a publicly available audit report expressing its unqualified opinion with respect thereto. Arthur Andersen ZAO has ceased to operate in Russia and, as a result, has not reissued the audit report included in this document relating to our consolidated and combined financial statements for the years ended December 31, 2000 and 2001. As a result, you will not be able to recover against Arthur Andersen ZAO under U.S. securities laws for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen

ZAO, or any omissions to state a material fact required to be stated therein. Therefore, you may have no effective remedy against Arthur Andersen ZAO in connection with a material misstatement or omission in these financial statements. Additionally, we have not requested our current auditors to re-audit our consolidated and combined financial statements for the years ended December 31, 2000 and 2001 and cannot assure you that a re-audit by our current auditors would not have resulted in a restatement or uncovered an untrue statement of material fact or an omission to state a material fact in such financial statements.

Risks Relating to the Russian Federation

Political Risks

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of our ADSs and/or notes.

Governmental instability could adversely affect the value of investments in Russia and the value of our ADS and/or notes.

        The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections are to be held at the end of 2003 and presidential elections in 2004. The value of investments in Russia, including in our ADSs and notes, could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could adversely affect the value of investments in Russia and the value of our ADSs and notes.

        The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia, including in the value of our ADSs and notes.

Economic Risks

Economic instability in Russia could adversely affect consumer demand, particularly for premium products, materially adversely affecting our expansion plans.

        Since the dissolution of the Soviet Union, the Russian economy has experienced:

  •
  significant declines in gross domestic product;

  •
  hyperinflation;

  •
  an unstable currency;

  •
  high government debt relative to gross domestic product;

  •
  a weak banking system providing limited liquidity to Russian enterprises;

  •
  high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

  •
  significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

  •
  widespread tax evasion;

  •
  growth of a black and grey market economy;

  •
  pervasive capital flight;

  •
  high levels of corruption and the penetration of organized crime into the economy;

  •
  significant increases in unemployment and underemployment; and

  •
  the impoverishment of a large portion of the Russian population.

        The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

        These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the revocation of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

        There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation—will continue or will not be abruptly reversed. Moreover, the recent fluctuations in international oil and gas prices, the strengthening of the ruble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and our business in the future, particularly our expansion plans.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

        As a general matter, Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission; communication systems; and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia's far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety.

        The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business and the value of our ADSs and notes.

Fluctuations in the global economy may adversely affect Russia's economy, limiting our access to capital and adversely affecting the purchasing power of our customers and thus our business.

        Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

Social Risks

Crime and corruption could disrupt our ability to conduct our business and could materially adversely affect our financial condition and results of operations.

        The political and economic changes in Russia since the early 1990s have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the Russian and international press have reported high levels of official corruption in Russia and other countries of the CIS, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further commercial interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Our operations could be adversely affected by illegal activities, corruption or by claims implicating us in illegal activities, which could materially adversely affect the value of our ADSs and notes.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our ability to conduct our business effectively.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

        Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are:

  •
  since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the 1995 Civil Code, by other federal laws, and by decrees, orders and regulations issued by the president, the government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another. In addition, certain important bills remain to be adopted in Russia;

  •
  there is a lack of judicial and administrative guidance on interpreting Russian legislation;

  •
  corruption within the judiciary;

  •
  the relative inexperience of judges and courts in interpreting Russian legislation;

  •
  a high degree of discretion on the part of governmental authorities; and

  •
  bankruptcy procedures are not well developed and are subject to abuse.

        All of these weaknesses could affect our ability to enforce our rights to intellectual property or under contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you the regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

        These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or if our business is reorganized. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business and on the value of our ADSs and notes.

Unlawful or arbitrary government action may have an adverse affect on our business and the value of an investment in our ADSs and notes.

        Government authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our ADSs and notes.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, in our position as effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable, in the cases described above, for their debts. The total liabilities (indebtedness, including, but not limited to, vendor financing obligations, and other payables) of our effective subsidiaries, as of December 31, 2002, amounted to $265.4 million, excluding intercompany indebtedness, deferred tax liabilities and government grants. In addition, our subsidiaries have other liabilities. This total liability, which is joint and several with the liability of the subsidiary, could materially adversely affect us.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

        Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated, according to the Russian accounting standards, at the time the matter at issue is voted upon, could have an adverse effect on our cash flow and our ability to service our indebtedness.

Changes in the Russian tax system could materially adversely affect an investment in our ADSs and notes.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax;

  •
  excise taxes;

  •
  social and pension contributions; and

  •
  property tax.

        All of these taxes are subject to change. Additionally, each region may establish regional sales tax applicable to sales of goods and services to individuals at a rate of up to 5%.

        Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often unclear or nonexistent. Accordingly, few precedents with regard to tax clarifications have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations, such as the Ministry of Taxes and Duties and its various inspectorates, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas including, for example, customs matters, are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review by a superior authority during the three-year period. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

        The taxation system in Russia is subject to frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax rules have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. This uncertainty exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on us. This could adversely affect the value of our ADSs and notes.

        There is a risk of imposition of new taxes on us, which could adversely affect the price or value of our ADSs and notes. During 2000, 2001 and 2002, the Russian government undertook a revision of the

Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties. Even if further reforms of the Tax Code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

        Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit, respectively, of another of our entities. In accordance with legislation that entered into force on January 1, 2002, domestic dividends will be subject to withholding tax at 6%, though in the case of dividends flowing through a multitiered corporate structure, taxation at each level of dividend payment may be reduced.

Other Risks

We have not independently verified information regarding our competitors, nor have we independently verified official data from Russian government agencies.

        We have derived substantially all of the information contained in this document concerning our competitors from publicly available information, including press releases and filings under U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

        In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

        The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics ("Goskomstat") and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies.

Item 4    Information on Our Company

  A.    History and Development

        We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovo Dairy Plant and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to perceived higher quality and novelty and, since its introduction, the "Wimm-Bill-Dann" name has become a brand name recognized in a substantial percentage of Russian households.

        To take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders then began acquiring shares in the Lianozovo Dairy Plant in Moscow, and continued to expand their juice product enterprises. Our growth has been accomplished, in part, through significant acquisitions, including the following:

  •
  In 1995, we acquired majority control of the Lianozovo Dairy Plant, and acquired an additional stake in 2001;

  •
  In 1996 and 1997, we acquired majority stakes in the Moscow Baby Food Plant, the Tsaritsino Dairy Plant and the Ramenski Dairy Plant, and we acquired an additional stake in the Tsaritsino Dairy Plant in 2001 and in the Moscow Baby Food Plant in 2002;

  •
  In 1998 and 1999, we began to expand into regions outside Moscow, acquiring dairy plants in Novosibirsk, Nizhny Novgorod and Vladivostok;

  •
  In 2000 and 2001, we acquired majority stakes in dairy plants in Bashkortostan and the Krasnodar region in Russia, as well as dairy plants in Kiev, Ukraine and Bishkek, Kyrgyzstan;

  •
  In 2001, we completed the acquisition of additional 15% interests in the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant;

  •
  In 2001, we acquired 100% interests in dairy plants in the Altaisky and Voronezh regions of Russia;

  •
  In April and May 2002, we acquired control of three dairy plants in the Krasnodar, Belgorod and Samara regions of Russia;

  •
  In June 2002, we acquired control of a dairy plant in Kharkov, Ukraine;

  •
  In June 2002, we acquired a 100% interest in the Roska Dairy Plant in St. Petersburg;

  •
  In October 2002, we acquired control of Depsona in Tula and a large warehouse complex in the Moscow region;

  •
  In November 2002, we acquired control of a dried milk plant in Buryun, Ukraine: and

  •
  In January 2003, we acquired a 100% interest in Sibirsky Syr, a warehousing facility in Novosibirsk.

        Additionally, in the latter part of 2000, we began a corporate and organizational restructuring to facilitate our initial public offering and our future expansion, both within the CIS and internationally. As part of this restructuring, we disposed of our interests in Expobank and four breweries. Our operations are currently organized into three divisions: dairy products, juice products and water products, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001.

        We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "WBD." Each ADS represents one underlying share of our common stock.

        For a description of our principal capital expenditures and divestitures since our initial public offering, as well as those currently in progress, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

        Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation with registration number 103 7700236738. We operate in the Russian Federation under a number of different trademarks and brand names, as more fully described below in "—B. Business Overview—Current Operations—Our products and brands." Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children's food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian

Federation, and our telephone number is +7-095-733-9726. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our registered agent for service of process.

  B.    Business Overview

        We are a large, fast-growing Russian manufacturer of dairy and juice products. In 2002, approximately 68% of our net revenues were derived from the sale of dairy products and approximately 32% from the sale of juice products. Since our founding in 1992, we have become a market leader in Russia in both the dairy and juice products markets. In the dairy products market, according to an AC Nielsen study of nine major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader (with the exception of open-air markets), during 2002 in all packaged dairy markets except for pasteurized milk. Our market shares by sales volume were 33% in traditional dairy products, 44% in enriched dairy products and 45% in yogurt and dessert dairy products. In the juice products market, in 2002, according to the Russian Union of Juice Producers, we had a 31% share of the Russian juice market. According to a Business Analytica survey, from September through December 2002, we had a 43% share of the juice market in Moscow, the largest juice-consuming area in Russia. As of April 1, 2003, we had 23 manufacturing operations in over 21 locations in Russia and the other countries of the Commonwealth of Independent States, or CIS, and our distribution network encompassed over 70 cities in the CIS.

        Our goal is to offer our consumers quality food and beverage products through the use of carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demand.

        Our principal dairy products include

  •
  Traditional products, such as sterilized and pasteurized milk, butter, cream and cheese, as well as traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream;

  •
  Yogurts and dairy desserts, such as traditional and drinking yogurt, mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese;

  •
  Enriched dairy products, such as sterilized milk, yogurt and sour-milk products;

  •
  Dairy products for infants under the age of 3; and

  •
  Cheese products, including hard and processed cheese.

        Our juice products include

  •
  Juice and nectars produced from juice concentrate;

  •
  A traditional berry-juice-based drink;

  •
  Other juice-based drinks; and

  •
  Juice products for children.

        We also commenced the commercial production of bottled natural mineral water in March 2003.

        Our principal geographic market is Russia, with the Central Region of Russia, encompassing Moscow, Voronezh and Nizhny Novgorod, being the most significant. Each of our production and distribution facilities is owned by a separate subsidiary of ours.

Business Strategy

        We aim to retain our position as a leading nationwide producer of quality food and beverage products and to expand our production and sales in order to attain higher revenues, cash flow and earnings. To achieve these objectives, we use the following strategies:

  •
  Focus on and expand our core areas of business: dairy and juice products.

  •
  Expand the geographic reach and the production capacity of our core businesses.

  •
  Improve operating efficiencies.

  •
  Expand into the production of new dairy and beverage products.

        Focus on and expand our core areas of business: dairy and juice products.    We focus on two areas of food and beverage consumption: dairy and juice products. We believe that we are well-positioned to retain and enhance our leading positions in these core businesses and related businesses by:

  •
  Leveraging market leadership. We believe that, as the Russian dairy and juice products markets mature, only leading national and local brands will be able to maintain their competitive positions, and that significant consolidation is likely. As we continue to focus on our brands and products with leading market shares in their respective segments, we also intend to pursue selective acquisition opportunities to enhance our market leadership in our core businesses.

  •
  Reviewing our brand portfolio and focusing our marketing efforts on key brands. We will continue to review our brand portfolio with a view towards maintaining only our best-known brands, brands with high operating margins and new brands with significant potential. We also intend to strengthen the selling power and premium status of our best-known brands by consolidating under them our various existing product groups and the product groups of businesses we acquire and by using them to enter new markets and launch new products. For instance, we initially used our "Little House in the Village" brand to market only milk in Moscow, but now use this brand to sell a wide range of dairy products such as milk and sour-milk products across Russia. We also introduced in 2001 the "Ginger Up" brand which we use for our dairy and juice products targeted at children. Our overall goal is to ensure that all of our brand names are associated with quality products in all of the markets in which we operate.

  •
  Increasing share of value-added products. We intend to continue to invest in production facilities and increase our marketing and new product development expenditures in order to increase our production and sales volume of value-added products, as opposed to commodity products often associated with narrower operating margins. In particular, we are seeking to increase our sales of yogurt, desserts, enriched dairy products, mixed juices and new flavor juice products as a percentage of our total sales volume. In this connection, we introduced various yogurt and dessert products in 2002.

  •
  Promoting dairy product and juice consumption culture. We believe that the markets for juice and certain dairy products in Russia and other countries of the CIS are still underdeveloped. We intend to promote continued growth in the consumption of these products by increasing the availability of our quality products and public awareness of these products through marketing and advertising activities.

        Expand the geographic reach and the production capacity of our core businesses.    Since 2000, we have been acquiring production units in various regions of Russia and the CIS. We believe that the establishment of large production facilities in the regions that are characterized by high population density and the availability of abundant raw materials is an efficient development strategy. Among the advantages of having production capacities in the regions of Russia are the avoidance of high transportation costs, the availability of a low-cost labor force and the availability of low cost milk resources, which are generally up to 20% cheaper in the regions than in Moscow. We expect to rely on our existing distribution networks and to expand our distribution units geographically as we increase our production capacity.

        We believe that the fragmented nature of the dairy industry in Russia will continue to give rise to opportunities for strategic acquisitions, constructing new capacity and attracting new customers. In turn, we expect these combined factors to bring about an increase in our geographic coverage. We intend to continue to implement this strategy, which we expect will involve the investment of approximately $610 million over the next three years for the acquisition and construction of production capacity and new equipment, as follows:

  •
  Dairy. We have developed and are now implementing a regional expansion program which contemplates the acquisition and construction of new plants in Yekaterinburg and Omsk in Russia, Dnepropetrovsk and Donetsk in Ukraine, as well as in Uzbekistan, Kazakhstan and other areas of the former Soviet Union. We intend to purchase prominent dairy enterprises in these regions, invest significant amounts into their modernization, replace their management systems with our own and integrate their products under our brands, helping ensure that these plants maintain leading positions in their regional markets.

  •
  Juice and juice products. We intend to increase our juice production capacity at existing plants that we believe have the potential to become supply centers for those regions that offer substantial potential for sales growth. We will continue to add new juice production capacity at our Ramenski and Tsaritsino Plants in Moscow, Timashevsk Dairy Plant in Krasnodar and Siberian Dairy Plant in Novosibirsk in Russia, as well as at the Kiev Dairy Plant in Ukraine and the Bishkek Dairy Plant in Kyrgyzstan. We plan to expand our juice distribution network in order to offer our customers increased product availability, as well as to provide local client service and logistical support. We also intend to acquire additional juice concentrate production plants to decrease our reliance on imported juice concentrate.

        Improve operating efficiencies.    We intend to improve the quality of our products, reduce our costs, increase our cash flow and improve employee productivity through:

  •
  Modernizing existing production facilities. We plan to continue to invest in expanding and modernizing our existing production facilities, with a particular focus on newly-acquired assets that are intended to become supply centers for growing markets. Such modernization will include the installation of modern processing equipment in order to reduce our production, raw material and labor costs through higher operating efficiencies and lower raw material waste. It will also enable us to increase our production of value-added products.

  •
  Controlling costs. We routinely review our cost base to identify costs that may be reduced by improving technology, modernizing production assets, replacing high-cost suppliers and streamlining our management structure. We intend to continue to increase gradually the share of our raw materials acquired from local suppliers, which tend to be cheaper than imported materials. We also regularly review our workforce, particularly at newly-acquired plants, to help ensure productivity. In addition, we also attempt to exploit synergies within our group of companies through the pooling of production, sales, purchasing and administrative resources. We have engaged the Boston Consulting Group (BCG) to assist us in developing a cost containment policy.

  •
  Centralized management. We continue to follow our business development strategy of strengthening our centrally-managed corporate function in order to further streamline and optimize our distribution mechanisms, pricing policy, brand management, logistics and marketing policy among our subsidiaries. We have appointed seven regional directors whose role is to manage and coordinate our production, sales and distribution in their respective regions.

  •
  Delivery control system. We intend to implement a delivery control system that will enable us to monitor delivery logistics at all stages, and thereby optimize efficiency while minimizing delivery costs.

  •
  Increasing direct distribution to retailers. We will continue our efforts to increase our direct distribution to retailers while maintaining our relationships with independent distributors. Direct distribution enables us to more efficiently monitor supply and demand and respond to market fluctuations with greater flexibility.

  •
  Minimizing dairy distribution costs through local production. We intend to pursue a strategy of manufacturing dairy products in the same region in which they are consumed, decreasing our distribution costs and, consequentially, the price of our products, while at the same time increasing our profit margins for such products.

  •
  Using the seasonality of milk production to our advantage. We intend to extend our dairy production capacity to include dairy products such as dried and condensed milk, which can be produced during periods of high raw milk production and then used in our production process during periods of high raw milk prices. For example, in furtherance of this objective, we acquired a controlling stake in a dried milk plant in Buryun, Ukraine in November 2002.

  •
  Creating incentives for our employees. As we have grown, we have increased our efforts to reward employees for their contribution to the success of our business and to provide incentives for loyalty and continued productivity. For example, we introduced a performance-based bonus plan in 2002, and we intend to continue to develop incentive programs for employees, including a long-term share option plan to be launched in 2003.

        Expand into the production of new dairy and beverage products.    We intend to expand into the production of new dairy and beverage products by:

  •
  Expanding the production of cheese. Domestic cheese production in the Russian Federation is mostly dominated by small producers who produce low-priced, low-quality traditional cheese products aimed at the mass-market segment. Premium processed and hard cheeses are primarily imported from the Baltics and elsewhere in Europe. In 2002, we began producing traditional cheese products under the "Orlov's Creameries" brand aimed at the middle-market segment. We intend to begin production of branded premium hard and processed cheeses during the second half of 2003. We believe that we will spend approximately $30 million on cheese production facilities and equipment through 2005.

  •
  Expanding into the production of mineral water. While maintaining our focus on our core businesses, we also began the production of natural mineral water at our newly-built factory in the town of Okulovka in the Novgorod region in March of 2003. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available in May 2003. We believe that, despite relatively strong competition, the mineral water segment has significant potential if the appropriate marketing approach is used, and that our marketing expertise makes this an attractive opportunity for us. In addition, as mineral water consumption is higher during the summer months, this segment will also enhance the ability of our existing juice products line to counterbalance the seasonal nature of the dairy products business. We believe that we will spend an estimated total of approximately $19 million on water production facilities and equipment through 2005.

Current Operations

Dairy industry

        Consumption.    Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively stable development of the market for traditional dairy products, and a more rapidly developing market for yogurt and dessert dairy products. The following table illustrates the per capita consumption of liquid dairy products in liters per year in selected European countries in 2001, based on the most current data available from Tetra Pak:

Country	2001
Finland	156.4
Ireland	139.4
Sweden	119.6
Denmark	119.1
Spain	118.7
Great Britain	100.9
Netherlands	99.9
Portugal	98.4
Belarus	76.9
Germany	70.9
Austria	70.4
France	70.1
Russia	69.4
Estonia	61.9
Italy	60.9
Poland	42.4
Ukraine	10.8

Source: Tetra Pak

        Based on data from Tetra Pak, a Swedish food product packaging manufacturer from which we purchase a substantial portion of our packaging materials, per capita consumption of liquid dairy products in Russia was 67.0 and 69.4 liters per year in 2000 and 2001, respectively, which we estimate rose to 70.6 liters in 2002, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. Additionally, increasing per capita income following the immediate aftermath of the 1998 financial crisis has positively affected dairy consumption, particularly of higher-priced products such as yogurt and dessert dairy products.

        According to our estimates, consumption of packaged dairy products in Russia increased by 7.6% between 2001 and 2002. We believe that packaged dairy product consumption levels will continue to increase in Russia as the consumption of bulk liquid milk decreases due to increasing per capita incomes, the growing desire and demand for sterilized milk and the greater convenience of packaged products. Consumption of bulk liquid milk, which generally consists of unpackaged milk sold in markets to consumers who bring their own packaging, is still relatively common in Russia.

        Additionally, a number of packaged dairy products are relative newcomers to the Russian market. For instance, yogurt is a relatively new product for Russian consumers. Since its first widespread commercial appearance in Russia in the early 1990s, yogurt's popularity has increased. Per capita consumption, however, remains low. According to GFK, annual per capita consumption of yogurt (including drinking yogurt) in Russia's 25 largest cities in 2002 was about 2.6 kilograms, whereas the general range for most European countries, according to our estimates, was 15-20 kilograms. Other new dairy products in Russia include dairy desserts, mousse, fruit-flavored traditional products, flavored milk and combined juice-dairy products. Several flavored yogurt drinks were introduced into the Russian market during 2002.

        By our estimates, based on preliminary Goskomstat data for 2002, cheese consumption in Russia increased by 45% between 2000 and 2002, from 2 kilograms per capita to 2.9 kilograms per capita, respectively. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

        Production.    Milk production and processing in Russia declined dramatically during the 1990s due to the general state of the Russian economy, a lack of raw materials due, in part, to the slaughter of dairy cows necessitated by a shortage of feed, and a sharp increase in energy prices. Additionally, the majority of Russian milk producers, comprising individual farmers and collective agricultural enterprises, operate with inefficient and outdated facilities and equipment and function under outdated management practices.

        The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 3,200 large, medium and small enterprises. There is evidence, though, that the process of consolidation is continuing, with the less efficient producers going out of business or being acquired by larger companies. For example, in addition to our dairy plant acquisitions during 2002, our new competitor Planet Group, a subsidiary of Russian oil company Sibneft, also acquired several dairy plants in Russia and Ukraine.

        Additionally, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina and Ehrmann, produce dairy products in Russia, and comprise our principal competition in the yogurt and dairy desert segment of the dairy product market. According to media reports, both Danone and Ehrmann intend to continue to invest in Russia-based facilities in order to increase their output capacities during 2003.

Juice industry

        Consumption.    Before the early 1990s, consumption of juice products in Russia was limited. Juice products produced in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruits such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when consumption fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. While Russian juice consumption has begun to recover from the effects of the 1998 financial crisis, it is still relatively low compared to most European countries. The following table shows annual per capita juice product consumption in liters in Russia and selected European countries in 2001, according to the most current data available from Tetra Pak:

Country	2001
Russia	9
United Kingdom	28
Poland	28
Germany	56
Hungary	29
Czech Republic	20
Latvia	14
Bulgaria	8

Source: Tetra Pak

        The annual per capita juice product consumption in Russia in 2002 was estimated by the Russian Union of Juice Producers to be approximately 10 liters.

        Production.    Following the dissolution of the Soviet Union and the economic reforms that liberalized import procedures, foreign producers were able to capture a significant share of the Russian juice market by importing their products. However, the 1998 financial crisis caused a majority of the foreign companies to leave the market, and also forced a majority of Russian producers to decrease or discontinue juice production.

        Since then, the juice products market has begun to recover. Since 1999, the market for juice products has witnessed significant increases in sales volume, stimulated by rising Russian incomes and an increased interest in health issues, as well as by the advertising efforts of juice producing companies.

        Additionally, a number of Russian producers that survived the 1998 financial crisis have managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2002, according to the Russian Union of Juice Producers, Russian producers had a market share of 95.6%. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity and the decrease in the number of brands on the market. According to a Business Analytica survey conducted in Russia's eleven largest cities, from September through December 2002, there were approximately 131 brands of juice products in the Russian juice market, though only ten of these brands accounted for 84.5% of the market. Western companies, whose products dominated the Russian juice market a few years ago, now have been forced to increase promotion of their brands and to develop local manufacturing to compete with Russian producers.

Our products and brands

        Our dairy and juice products accounted for 68.3% and 31.7% of our net sales in 2002, respectively. Our principal geographic market is Russia, with the Moscow market being among the most significant. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volume and the growth rate by production volume of our main business lines:

	2002	2001	2000
Dairy products
Sales (in millions)	$563.0	$485.4	$325.5
Percent of total sales	68.3%	72.0%	70.0%
Sales volume (in thousand metric tons)	946.0	847.2	630.2
Annual volume growth (% year on year)	11.7%	34.4%	18.1%
Juice products
Sales (in millions)	$261.7	$189.2	$139.9
Percent of total sales	31.7%	28.0%	30.0%
Sales volume (in million liters)	476.7	327.1	250.3
Annual volume growth (% year on year)	45.6%	30.7%	31.2%
Total net sales (in millions)	824.7	674.6	465.4

Dairy products and brands

        Our principal dairy product lines, types of products, brands, and their approximate percentage of our total production by volume in 2001 and 2002 are as follows:

Product line	Types of products	Brands	Approximate percentage of total production by volume in 2002	Approximate percentage of total production by volume in 2001
Traditional products	Sterilized and pasteurized milk, butter, cream, traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream	"Little House in the Village," "Darling Mila," "Kuban Cow," "Happy Milkman," "M," "Slavyanochka" and "Nizhny Novgorod"	63.2%	68.4%
Yogurts and dairy desserts	Traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese	"Wonder," "Dessertino, " "Frugurt," "Lada" and "Ginger Up"	19.7%	19.7%
Enriched products	Milk, sour-milk and juice-milk and yogurt products enriched with vitamins, microelements, bacterium and other components	"Bio-Max," "Mazhitel" and "Doctor Bifi"	11.7%	6.6%
Dairy products for infants	Milk, sour milk and other dairy products intended for use by infants and children	"Agusha"	4.6%	4.7%
Cheese	Traditional cheese products	"Orlov's Creameries" and unbranded cheese	0.8%	0.6%

        The Russian market for packaged dairy products has several defined market segments. The market can also be divided into non-branded and branded products, although non-branded products generally only cover the mass market segments. Our branding policy is designed to ensure that we reach customers in most of the segments with the right mix of brands, brand images and packaging formats. We support strong national brands, as well as local brands which are well established in the regions. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

	General purchaser characteristics		Traditional products	Yogurts and dairy desserts	Health-oriented enriched products	Dairy products for infants
Premium	•	Aged 25-45		"Mazhitel"	"Biovit"
	•	Annual income of $3,000 or more
Upper-middle	•	Aged 25-45	"Little House in	"Ginger Up"	"Bio-Max"	"Agusha"
and middle	•	Annual income of	the Village"	"Wonder"
$1,250 or more
Middle and	•	Aged 18-65	"Happy Milkman,"	"Frugurt"	"Doctor Bifi"
lower-middle	•	Annual income of $800 or more	"Slavyanochka," "Darling Mila," "Kuban Cow," "M"
Mass	•	Aged 35-55	"Nizhny Novgorod"	"Lada"
	•	Annual income of $400 or more

Note:    Our estimates of annual income have been converted to dollars for your convenience. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates and Inflation."

        In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments, including the premium segment. For example, in 2002 we developed the "Ginger Up" brand, which is targeted at children and includes dairy products as well as juices.

        Market trends and competition.    Overall, the Russian dairy market has been growing modestly over the last three years. According to Tetra Pak, the total market for liquid dairy products in Russia was 9.8 billion liters in 2000 and 10.0 billion liters in 2001. We estimate that the market increased to 10.3 billion liters in 2002. We believe that consumption may increase, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for value-added products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf lives, including sterilized milk.

        We aim to produce quality products to satisfy the demands of consumers, using quality ingredients, modern technology and the results of scientific research. Due to our marketing strategy, large distribution network and effective product promotion, we have managed to gain leading positions across most dairy product sectors in the Russian market. According to an AC Nielsen study conducted in nine major cities located throughout Russia, in 2002, we were the leader in almost all packaged dairy markets with a market share, in terms of sales volume, of 33.4% in traditional dairy products, 43.5% in enriched dairy products and 45.4% in yogurt and dessert dairy products. We also process a significant portion of the raw milk processed in Russia. According to statistics of the Ministry of Agriculture of the Russian Federation, in 2002, total raw milk production in Russia was 33.5 million tons, of which 13.4 million tons was used in industrial processing and the rest was used for immediate consumption. The 1.1 million tons of raw milk that we processed in 2002 represented approximately 8.2% of the total industrial raw milk processed in Russia.

        Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and currently includes over 3,200 enterprises. Due to the high degree of fragmentation, the market is very price competitive. In 1999, we responded to this competitive challenge by holding our prices constant in an inflationary environment. However, from 2000 to the present, we have expanded our distribution service, reduced our sales to wholesalers and increased our sales to retailers, and increased advertising. We believe that these strategies have increased public awareness of our products and helped us to continue to expand our market share without aggressive pricing.

        In the traditional dairy products markets, we compete primarily with local producers, such as St. Petersburg-based Petmol and the Moscow-based Ostankino Dairy Plant and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy products market, we compete primarily with Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children's products market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

  •
  Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the nine-city AC Nielsen study, in 2002, Danone had a 11.7% market share by sales volume in yogurt and dessert dairy products and a 9.2% market share in enriched dairy products. Since our initial public offering, we estimate that Danone has acquired between 6.2% and 7.0% of our ADSs.

  •
  Petmol, a St. Petersburg-based company that produces a wide range of dairy products, although it focuses on yogurts and desserts. Petmol was acquired by Planet Group, a subsidiary of Russian oil company Sibneft, in 2002. According to the nine-city AC Nielsen study, in 2002, Petmol had a 7.6% market share by sales volume in traditional dairy products, a 9.8% market share in enriched dairy products, and a 6.3% market share in yogurt and dessert dairy products.

  •
  Ostankino Dairy Plant, a Moscow-based company and one of the largest dairy plants in Russia. It is our principal competitor in Moscow, with a particularly strong milk brand. According to the nine-city AC Nielsen study, in 2002, Ostankino Dairy Plant had a 2.3% market share by sales volume in traditional dairy products, a 2.0% market share in enriched dairy products, and a 2.8% market share in yogurt and dessert dairy products.

  •
  Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were specially developed for Russian consumers. According to the nine-city AC Nielsen study, Ehrmann had a 10.6% market share in yogurt and dessert dairy products in 2002.

        We believe that we generally have several advantages over other Russian producers, including a larger production capacity and higher quality products, as well as greater innovation, new product development, geographical coverage, centralized management and marketing capabilities. However, many other domestic producers tend to benefit in comparison to us from lower cost bases, including lower advertising and distribution costs, and, for certain consumers, a preferred image.

        Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, according to press reports, a subsidiary of Multon, our principal competitor in the Russian juice market, acquired a 20% stake in the Ochakovo Dairy Plant in December 2001, and the two controlling shareholders of Multon subsequently acquired a further 48% stake in the Ochakovo Dairy Plant. This acquisition of 68% of the Ochakovo Dairy Plant by Multon and Multon shareholders may increase the competitive position of the plant in the Russian dairy market by affording it the benefits of Multon's wider distribution network and marketing potential. In addition, we saw the emergence in 2002 of a new competitor in the dairy market. Planet Group undertook a string of acquisitions during 2002, including its acquisition of our major competitor Petmol in St. Petersburg and Galakton, Ukraine's largest dairy plant. These acquisitions, along with its potential access to resources from Russian oil company Sibneft, its parent company, will likely heighten its competitive position substantially in the Russian and CIS dairy products market.

        Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly concentrating on producing products for the average Russian consumer with an average income. Moreover, whereas our foreign competitors tended in the past to rely primarily on imported products, which are more expensive, a number of these companies, such as Danone, Parmalat, Campina and Ehrmann, have invested and continue to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would adversely affect our market share and results of operation."

        For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. The Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken has reportedly invested over 20 million euro to install milk production equipment in its yogurt factory. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

        We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad proprietary distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts of the last three years to focus on developing new products equal to or better in quality than those offered by Western producers.

Juice products and brands

        Our juices are produced primarily at the Ramenskiy Dairy Plant, Lianozovo Dairy Plant and Tsaritsino Dairy Plant. We also produce juices at our plants in Nizhny Novgorod, Timashevsk, Vladivostok, Novosibirsk and Kiev. According to the Russian Union of Juice Producers, we had a 31.4% share of the Russian juice market during 2002.

        Our principal juice product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars	•	"J-7," covering 22 kinds of fruit, berry and vegetable juices and nectars;
produced from juice	•	"Rio Grande," covering 8 kinds of fruit and berry juices and nectars;
concentrate	•	"100% Gold," covering 12 kinds of fruit, vegetable and berry juices and nectars;
	•	"Lovely Garden," covering 10 kinds of fruit, vegetable and berry juices and nectars; and
	•	"Dr. Fresh," covering 7 kinds of fruit, vegetable and berry juices and juice-based drinks.
Traditional berry-juice-based drinks	•	"Wonder Berry," covering 6 kinds of berry-juice based drinks.
Other juice-based drinks	•	"DJ," covering 8 kinds of fruit and berry drinks; and Juice-content products for children
	•	"Ginger Up," covering 20 kinds of fruit, vegetable and berry juice-based drinks.

        Products in the juice products market tend to be branded and, as with the dairy products market, there are several defined segments. However, the market segmentation tends to fall along different lines than the dairy products market, primarily due to the tendency for dairy products to be considered food staples. We have positioned our portfolio of juice and nectar brands so that we have at least one of our brands in each of the five juice product market segments, with two or three brands in particularly competitive segments. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

	General Purchaser Characteristics		Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice-based drinks	Juice-content products for infants and children
Premium	• •	Aged 25-45 Annual income of $2,000 or more	"Rio Grande"
Upper-middle	• •	Aged 20-50 Annual income of $1,250 or more	"J-7"	"Wonder Berry"	"DJ"	"Ginger Up"
Middle	• •	Aged 25-45 Annual income of $800 or more	"100% Gold"
Lower-middle	• •	Aged 16-50 Annual income of $600 or more	"Lovely Garden"
Mass market	• •	Aged 16-55 Annual income of $400 or more	"Dr. Fresh"

Note:    Our estimates of annual income have been converted to dollars for your convenience. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates and Inflation."

        Market trends and competition.    The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 1,480 million liters in 2002, according to the Russian Union of Juice Producers, from 760 million liters in 2000, according to Tetra Pak. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to a Business Analytica survey of 11 major Russian cities (the "Business Analytica Survey"), in Moscow and St. Petersburg, which enjoy higher average per capita incomes than most other parts of Russia, combined average consumption of juice in September through December 2002 was approximately 31 liters per capita, as opposed to national per capital consumption of approximately 10 liters per capita.

        The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia and is expected to exhibit relatively modest growth rates in the future. We believe that our growth opportunities lie in the regions of Russia with lower fresh fruit availability or rising household income. We also believe that greater potential for growth lies in regions and CIS countries which are relatively undeveloped in terms of juice consumption, such as central and southern Russia, Siberia, the Far East and Ukraine.

        Juice consumption in the Asian part of Russia and Central Asia has exhibited limited growth, primarily caused by low purchasing power and the absence of a juice consumption culture in those regions. Given these market characteristics, we are pursuing a marketing strategy aimed at promoting juice drinking habits by emphasizing the health benefits. We expect growth in demand in these markets to be slower than in other parts of Russia.

        The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. During 2000 through 2002, we expanded our distribution service, reduced our sales to wholesalers and increased our sales to retailers, added another mass market brand and increased advertising. As a result, in 2002, according to the Russian Union of Juice Producers, we had a 31.4% share of the Russian juice market. According to the Business Analytica Survey, from September through December 2002, we had a 43.4% share of the juice market in Moscow. We believe that these strategies have increased public awareness of our products and increased our sales to retailers, which has allowed us to continue to expand our market share at acceptable prices. At the same time, however, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and due to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita incomes are generally lower. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry— Increased competition and consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which may adversely affect our results of operations."

        Our principal competitors in the Russian juice market include the following companies:

  •
  Multon, a St. Petersburg-based company that in 2002 had a 22.0% market share in Russia, according to the Russian Union of Juice Producers, and 20.6% in Moscow from September through December 2002, according to the Business Analytica Survey. Its "Kind," "Niko" and other brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies.

  •
  Lebedyansky is based in the Voronezh region and, in 2002, had a 22.0% market share in Russia, according to the Russian Union of Juice Producers, and 25.6% in Moscow from September through December 2002, according to the Business Analytica Survey. Its "Tone," "I" and "Fruit Garden" brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, an apple juice concentrate producer.

  •
  Nidan-Ecofruct, a Novosibirsk-based Russian company that had an 11.1% market share in Russia in 2002, according to the Russian Union of Juice Producers, and 6.8% in Moscow from September through December 2002, according to the Business Analytica Survey.

        An important factor behind the success of domestic producers is the relatively low price of the products which they can offer at a quality level satisfactory to consumers. However, we believe that we have significant competitive advantages over these Russian producers, including greater production capacity, marketing capabilities, brand awareness, brand value and distribution networks, as well as higher quality products.

        Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which began large-scale production of its "Minute Maid" brand juices at a production facility in the Russian city of Orel. In addition, the Russian-Finnish joint venture United Juice Co. started production in St. Petersburg of its "Marli" brand juices, and the German company Glocken Gold began to produce its juices at a plant outside of Moscow. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would adversely affect our market share and results of operation."

        However, we believe that we can compete successfully against foreign producers. We offer our customers quality juice products with a range of different tastes and nutritional characteristics. We also have a wide network of production facilities and sell our products through a broad proprietary distribution network with good customer service standards. Further, we have a quality brand portfolio which ranks highly in almost all market segments, and we plan to continue to devote significant resources to advertising and marketing our leading brands.

Bottled water

        We obtain natural mineral water from an underground source near the Valdai National Preserve, and in March 2003 we launched our bottled water factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed in Moscow and St. Petersburg under the "Sanctuary Valdai" brand name. As of December 31, 2002, we invested a total of $6.5 million in the development of our bottled water production, and have allocated $6.6 million for investment in our bottled water business in 2003.

        Although there is no significant history of consumption of non-aerated bottled drinking water in Russia, the situation is changing due to environmental factors. Especially in large cities such as Moscow, there is a rising interest in bottled drinking water. The mineral water market is expanding not only in terms of production volumes, but also in terms of the number of brands. Moreover, the number of Russian premium brands is growing, while the share of imported brands is declining.

        Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral water using ecologically pure Russian sources. As our Okulovka bottling plant is strategically located near the Valdai Nature Preserve between Moscow and St. Petersburg, we will initially seek to enter the mineral water markets in these two cities. Thereafter we intend to open several factories near ecologically sound water sources and market our water locally with local brand names, all under the umbrella "Sanctuary" brand.

        We believe that our primary competitors in this area will be Pepsi's "Aqua Minerale" and Coca-Cola's "BonAqua," as well as Borzhomi, Narzan and Saint Springs, all of which are produced in the CIS.

        We plan to position our new brand in a more up-to-date style, accentuating the fact that it is a naturally produced mineral water, and will offer both still and carbonated waters in a variety of bottle sizes, giving consumers a wider choice.

New Product Development

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. Our product development department located at the Lianozovo Dairy Plant in Moscow had 21 employees as of December 31, 2002. It often cooperates with third parties such as Russian research institutions, specialized research firms and suppliers. In 1999 and 2000, we spent approximately $1.4 million to establish a department focused on new product development. In 2001, we spent approximately $1.3 million on activities associated with new product development, including $0.5 million directly on new product development and $0.8 million on the development of our own research center. During 2002, we spent approximately $0.9 million on new product development.

        Much of our new product development effort over the past three years has focused on higher-margin, value-added yogurt and dessert products to help ensure that we can offer products which match the quality and variety offered by our main foreign competitors in Russia. At present, we are focused on the development of enriched dairy products oriented towards Russian consumers, taking into consideration the general deficit of micro- and macro-nutrients in the diets of the average Russian consumer. We attempt to link new product development with marketing and sales in an effort to create innovative products and technologies.

        Recent new product developments include a new line of nectars marketed under the "Ginger Up" brand, which is targeted at infants and children and includes traditional dairy products as well as juice drinks; a new range of enriched dairy products produced under the "Bio-Max" brand such as thick yogurts, yogurt beverages with fruit and bio-kefir with vitamins; and a new juice and dairy mix produced under the "Mazhitel" brand. In 2003 we also introduced the locally themed "Vivat" brand of juices in St. Petersburg in connection with that city's 300th anniversary as well as a line of innovative products under the "Neo" brand.

        Besides new product development, recent technological innovations include the development of our own stabilizers and bacteria cultures for the production of certain dairy products. These new products will allow us to replace some of the raw materials which we currently import.

Advertising and Marketing

        Our advertising and promotional strategies are prepared internally by our marketing and advertising departments who work closely with advertising agencies and design studios. Our general policy and overall aim is to promote our brands nationally and strengthen our image as a leading Russian producer of high quality products. To implement this policy, we create brand-oriented, national advertising campaigns for consumers throughout Russia. This advertising primarily consists of television commercials, which allows us to reach the largest number of Russian consumers.

        Additionally, given the diversity of the regions in which we operate and in order to enhance flexibility in responding to regional market trends, we supplement our national television advertising campaigns with regional advertising and marketing, consisting primarily of advertisements on local TV, promotions, point-of-sale displays, merchandising and billboards. To the extent that this regional advertising is based on national campaigns, our regional marketing managers are responsible for adapting it to regional consumption patterns and needs. Regional campaigns can also be created by regional brand managers, subject to central coordination and approval.

        Our advertising and marketing expenditures of $14.3 million in 2000, $19.6 million in 2001 and $34.9 million in 2002 constituted 3.1%, 2.9% and 4.2% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase due to market competition and annual media inflation. According to Gallup, we were the seventh largest advertiser in Russia by advertising expenditures for 2000, the eighth largest advertiser in Russia in 2001, and the fourth largest advertiser in 2002.

        A majority of our advertising expenditures are for the promotion of our leading nationwide brands, such as "J-7" and "Wonder." We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets, helping us to compete against the non-branded products of small Russian producers, as well as against branded products produced by Western and larger Russian manufacturers. We also plan to continue our aggressive advertising of selected new products.

        We continually seek fresh outlets for promoting our brands. For example, since 2001 we have sponsored the television program "The Last Hero" (the Russian version of "Survivor"), the first reality-based series on Russian television. In this connection, our "J-7" brand products are featured in virtually all public relations and marketing relating to the show—on billboards, J-7 packaging, television and print advertisements, as well as on the show itself. We intend to continue our sponsorship of The Last Hero during the show's next season. Another example of innovative marketing is our active promotion of the "Ginger Up" brand, which is targeted at children, with aggressive media advertising, and a unique "Ginger Up" magazine for children.

        We have also built brand awareness through charitable work and sponsored events. For several years, we have sponsored events of a program of the International Charity Foundation called "Hope Around the World." This program helps young orphans in 102 towns around the world. We also sponsor events of Ronald McDonald's Sports and Recreation Center for Children, which helps mentally and physically disabled children; cooperate with the Society for Helping Children with Heart Diseases; and assist in the organization of International Invalid's Day, organized under the auspices of UNESCO in Russia. We also support various Moscow children's charities and concerts for children. In addition, we serve as a trustee of the Charity Foundation for special grants, which is headed by Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

        The broad distribution of our products is an important element in maintaining sales growth and providing services to our customers. We attempt to meet the changing and increasing demands of our customers by planning appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a proprietary network of distribution centers and sales offices that are strategically located in approximately 70 cities in Russia and other countries of the CIS, providing us with a broad national presence and facilitating the sale of our products to more than 15,000 customers. For the purposes of establishing pricing policies, coordinating interaction with local authorities, production and raw material purchase planning, we divide Russia into two sales and distribution areas: European Russia and Asian Russia.

        Distribution.    Due to different consumption patterns and product characteristics, our dairy and juice products businesses require different distribution strategies. We have therefore built two largely independent distribution systems for our dairy and juice products, although we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible. Our bottled water will be distributed using our existing dairy and juice distribution networks as well as a new water distribution network. The distribution strategy for water will largely follow the distribution strategy we developed for our juice products.

        Given the limited shelf life of dairy products, their distribution tends to focus on local customers near the production facilities. Typically, key dairy sales personnel are located at the production plant and are responsible for regional sales activities, including facilitating orders and coordinating deliveries, customer account management, marketing analysis and reporting to headquarters. We also operate smaller representative offices in surrounding towns which have the same responsibilities for local customers.

        Our infant dairy products, produced by the Moscow Baby Food Plant, are largely purchased by the Moscow City Government, which in turn distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2001 and 2002, approximately 74.1% and 60.8%, respectively, of our child and infant dairy products sales volumes were distributed through these milk kitchens, with the remaining sales volumes being sold through our distributors. The dairy products sales volume distributed through the milk kitchens decreased during 2002 while at the same time the volume of commercial sales of dairy products increased. Thus, whereas in January 2002, the dairy products sales volume distributed through these milk kitchens comprised 68.0% of the distribution volume and 60.2% of the proceeds of the Moscow Baby Food Plant, by December 2002, the dairy products sales volume distributed through these milk kitchens comprised 54.1% of the distribution volume and 42.8% of the proceeds of the Moscow Baby Food Plant. Our sales to the Moscow City Government, which result from a tender process and were at prices approximately 7% below market price in 2001 and approximately 20.1% below market price in 2002, constituted approximately 4.4% of our total dairy product sales in 2001 and approximately 2.3% in 2002. The increased discount in 2002 resulted from the increase in the market price for the products sold to the Moscow City Government relative to the tender price during 2002.

        Juice products have longer shelf lives than dairy products, which allows us to distribute these products to customers across the country. We have established a broad proprietary distribution network, with distribution centers in all key Russian cities with populations of more than one million and representative offices and sales agents in smaller regions. Typically, a distribution center includes sales and marketing personnel dedicated to serving each customer group separately, and accounting and logistics personnel. Further, in order to build strong relationships with major customers, we have adopted a concept of key account management which enables us to negotiate better trade terms with such customers.

        Customer base and pricing.    We distribute our products through a variety of channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open-air markets and restaurants. As a percentage of total sales during 2002, approximately 66% of our dairy products volume and 80% of our juice products volume were delivered through independent distributors and 34% of our dairy products volume and 20% of our juice products volume were delivered by direct distribution.

        Our general distribution strategy for dairy products is to increase the share of direct distribution to retailers such as supermarket chains, grocery shops and restaurants while maintaining our relationships with independent distributors. Increased direct distribution to retailers allows for greater flexibility with short-lived dairy products and should improve gross margins and increase our marketing potential, although direct distribution will also result in higher transportation and sales costs. To this end, we have expanded our proprietary distribution network.

        Our distribution strategy for juice products is to sustain and enhance our relations with independent distributors with most of whom we have developed long-standing, beneficial relationships.

        Independent distributors.    As a percentage of our total sales during 2002 we sold approximately 66% of our dairy products volume and 80% of our juice products volume through large networks of independent distributors, structured as follows:

  •
  As of December 31, 2002, our dairy distribution network consisted of approximately eight large independent distributors in Moscow and the Moscow region, as compared to 33 during 2001. In addition to strategically reducing our number of distributors, we also implemented a segmentation program among the eight Moscow distributors whereby each distributor controls the distribution to a particular segment or segments of the dairy products market and distributes in accordance with our unified pricing scheme. We believe that this strategy will increase the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels. As of December 31, 2002, we had 120 independent dairy distributors throughout the rest of Russia.

  •
  As of December 31, 2002, our juice product distribution network consisted of approximately 12 independent distributors in Moscow and 100 independent distributors throughout the rest of Russia.

        A number of independent distributors with which we work purchase both dairy and juice products from us. We offer our independent distributors certain discounts off our base prices. A long-term tariff plan is developed with each independent distributor that provides the terms of the discount and deferred payment plans. The terms of these tariff plans may be adjusted from time to time based on the performance of a distributor.

        Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. Since the Lianozovo Dairy Plant computer center launched its electronic order system in January 2000, some of the transactions at the Lianozovo Dairy Plant with independent distributors have been executed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002 we began using this automated order system with our smaller independent distributors as well.

        Our general policy with regard to independent distributors is to limit their influence on our business by restricting each distributor's purchases to no more than 5% of the total sales volumes of either our dairy or juice products. We expect the number of independent distributors with which we work to grow in the future, while at the same time we will seek to increase our direct distribution with respect to our dairy products. Further, we seek to maintain control over the pricing of our products by distributors. Independent distributors that violate our pricing guidelines more than three times are no longer given a discount on our base prices. Monitoring compliance with these pricing guidelines is conducted by a special department.

        Supermarket chains.    As a percentage of total sales in 2002, we sold approximately 8% of our dairy products volume and 7% of our juice products volume to supermarket chains in Russia. Our approach to supermarket chains is to increase our share in this sector by becoming the supplier of choice to the major retailers by developing key supplier relationships and improving customer service standards. We have focused our business on major retailers whose market shares are continuing to grow, such as Ramstore, Perekryostok, Seventh Continent, Kopeika and others. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use. Similar to independent distributors, supermarket chains receive a discount based on the volumes they purchase during each month. We aim to maintain retail price control with supermarkets in the same manner as with independent distributors.

        We also plan to launch in 2004 an online project currently under development with supermarket chains and other retailers. Participants will order products through the Internet using equipment and software provided by us that will enable them to access the Internet and upgrade their purchasing process. We have already implemented an Internet-based program for our Moscow dairy product distributors, and we plan to expand our Internet-based distribution program in the future.

        While relationships with supermarket chains are currently beneficial for us, we expect that the growth of certain chains and consolidation of market power may increase the bargaining power of some of these customers. For example, some Russian supermarket chains have from time to time created informal alliances in an attempt to obtain greater price discounts from manufacturers. We do not intend to seek or sustain inefficient sales volumes and may withdraw from unprofitable business relationships. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our substantial reliance on independent retailers and wholesalers for the distribution of our products could lower our turnover and reduce our competitiveness." Additionally, certain supermarket chains have begun to charge limited fees for shelf space for juice products, and we are generally charged limited fees for shelf space for dairy products in Ukraine. We expect that this trend will continue.

        Small retailers.    As a percentage of total sales in 2002, we sold approximately 21% of our dairy products volume and 8% of our juice products volume to small retailers. We have a dedicated sales force whose responsibility includes managing our relationships with small- and medium-sized grocery stores and open-air market retailers. These retailers are charged our base price for our products. While we do not have any formal programs to monitor the retail prices charged by these entities, we encourage them to follow our pricing guidelines.

        Cash-and-carry stores.    In Moscow, we also have our own cash-and-carry stores which sell primarily milk and dairy products and through which, as a percentage of sales, we sold approximately 5% of our dairy products volume in 2002. Sales at these stores are at our base price. We intend to maintain our sales through this type of store, though we do not intend to open additional stores.

        Other sales.    We are a supplier of McDonald's restaurants in Russia. Under our agreements with McDonald's, we supply sterilized milk for sale under the "McDonald's" brand in their restaurants. We also sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments.

        Transportation.    We sell from our plant warehouses, distribution centers, cash-and-carry stores or through direct delivery. We deliver our products to customers directly using third-party truck and railway delivery services and our own truck fleet. We do not charge our customers a delivery fee for the shipment of products to our regional distribution centers, though a delivery fee may be assessed for the delivery to a customer from such distribution centers.

        Export program.    We export our juice products to the Netherlands, Israel, Germany, the United States, Canada, Australia, Great Britain, Armenia, Moldova, Estonia, Latvia and Lithuania. With the exception of the Netherlands, where we operate a subsidiary with a distribution network, our juice products are distributed in these countries through independent distributors. Our total juice export sales were approximately $0.7 million in 2000, $1.0 million in 2001 and $2.5 million in 2002.

        In addition to the export of juice products, we also export our dairy products to other European and CIS countries, where they are distributed through independent distributors. Our total dairy export sales were approximately $0.5 million in 2000, $2.9 million in 2001 and $2.6 million in 2002. We plan to increase the export of milk products to CIS countries.

        We began exporting our products to Western markets in 1999, in particular our traditional berry-juice drinks which we marketed under the "Wonder Berry" brand. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

        In preparing to begin our export program, we commissioned Indumar Ogilvey to conduct a survey of potential demand for our products in the Netherlands. Qualitative and quantitative testing of the "Wonder Berry" drink among Dutch consumers produced rather promising results, and we began to sell this drink in the Netherlands in the autumn of 2000. Wonder Berry is currently sold in stores throughout Benelux.

        In early 2000, we began selling our juice products in Israel, where our "Wonder Berry," "100% Gold" and "Rio Grande" juice products are currently available. In order to address consumer preferences in Israel, our "Wonder Berry" juice products have been certified kosher.

        We also began to ship "Wonder Berry" to Australia during 2002, where it was sold in approximately 185 Woolworth outlets.

        We intend to continue market tests and market research in, as well as one-off deliveries to, foreign countries in order to determine future potential markets.

        In exporting our products to a country, we attempt to meet the applicable legislation governing the import of food products into the country. Independent distributors have, in some cases, attempted to export products to other countries that did not meet applicable legislation. For instance, an independent distributor attempted to export several of our juice products into the U.S. which did not conform to Federal Drug Administration requirements in October 2000.

Production and raw materials

  Production efficiency and quality

        As an internal quality standard, and in addition to compliance with the relevant Russian quality standards, we attempt to ensure that our products conform to the quality standards of organizations such as the World Health Organization, l'Association Francaise de Normalisation and the Food and Agricultural Organization, as well as the regulations of the European Union. We are also a member of the International Federation of Fruit Juice Producers and the Russian Union of Juice Manufacturers.

In addition, we were certified in 2001 and 2002 for meeting the British Retail Consortium (BRC) food technical standard, which required a third-party assessment of our premises, operational systems and procedures by a certified BRC auditor, and we intend to seek such certification again for 2003. We have also helped relevant Russian government agencies initiate and develop corresponding regulations for the Russian market.

        In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production and the GFL-Laboratory in Berlin, Germany. This cooperation has provided our employees with scientific advice, solutions to technical problems and on-site training.

        We have our own research laboratory with a team of scientists and experts. Samples of all our primary ingredients and samples of our final products undergo microbiological analysis and in-depth testing. In addition, we have laboratories at all of our plants that perform random quality checks on our products at all stages, including quality checks on the raw milk supplied by dairies to us, the materials at our production facilities and the finished products in our warehouses. Some of our products have been singled out for their quality. For example, the Institute of Nutrition of the Russian Academy of Sciences has recommended the products of the Tsaritsino Dairy Plant for children from the age of eight months, as well as for pre-school children.

        We have been upgrading our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovo Dairy Plant, we have installed new production lines of Tetra Brik Aseptic, of Tetra Pak, Sweden, for bottling juices, nectars and milk into cartons with a plastic cap and an application foil tape. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there has allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce a children's cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other dairy plants.

        We have uniform quality standards for all our enterprises. When we enter regional markets, we seek to raise the standards of consumption to a higher level, offering a wide range of quality products at reasonable prices.

        We also seek to make efficient use of our milk supply and handle surplus raw milk resulting from seasonal differences in supply by processing this milk into longer-life products such as milk powder and butter. Our ability to handle these imbalances in supply is important for cost-effective purchasing of raw milk throughout the year.

  Food raw materials

        The main raw materials we use to produce our dairy and juice products include the following:

  •
  raw milk, which we generally obtain from domestic farmers;

  •
  dry milk, which we generally obtain from small domestic producers or import;

  •
  bacteria cultures, which we generally import, although we have begun to develop our own cultures;

  •
  flavorings and sweeteners, which we generally import;

  •
  juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

  •
  other ingredients such as frozen fruits and stabilizers.

        The prices of each of the foregoing raw materials are generally volatile.

        Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards. We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. In 2002 we also acquired Depsona, a fruit juice and concentrate producer in Central Russia, which will allow us to reduce our dependence on imported juice concentrates. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions.

        We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship "J-7" juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill, the world's largest supplier of juice concentrates.

        "Milk Rivers" program.    We have strengthened our position in the dairy market by developing our own network of raw material suppliers, in significant part through investments that support agricultural producers. As of December 31, 2002, our investment in these programs has totaled approximately $14.3 million.

        In the summer of 1999, we merged and formalized these programs under our "Milk Rivers" program (referred to as "Dairy Rivers" in the notes to our financial statements included elsewhere in this document), through which we provide local dairies with trade loans, feed, and leased combines and milking and refrigeration equipment. In selecting dairies to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds.

        Under the Milk Rivers program, we have rented advanced German and Swedish feed production, milking and refrigeration equipment for periods from three to eight years to approximately 90 agricultural enterprises located in the Moscow region. The lease receivables are offset with milk supplies based on a predetermined schedule during the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle receivables through the delivery of milk supplies based on a predetermined schedule. The settlement is based on milk prices that are either fixed in U.S. dollars in the range of $0.17 to $0.21 per kilogram, depending upon the quality, which approximates the average cash prices at the inception of the lease, or is variable dependent upon prevailing market prices. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk freezing and the temporary storage of milk at farms, and mangers and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm. We have also set up a service center to assist the participants in keeping the leased equipment in good repair.

        Under the Milk Rivers program, we also extend credits to dairy farmers for the purchase of cattle.

        We plan to eventually expand the scope of this program to include all regions of Russia and other CIS countries where we produce our dairy products. For example, we have commenced the Milk Rivers program and invested $2.0 million in the Krasnodarskiy region in Russia, where we have two production plants.

        Other initiatives.    A key factor for enhancing milk productivity of a herd and increasing milk quality is the availability of a good feed base. This particular problem has been one of the most important in recent years and arose because of harvesting problems deriving from a lack of modern harvesting machinery. For this reason, the second stage of the Milk Rivers program has entailed providing a number of the participating agricultural enterprises with new feed-harvesting machines. Doppstadt, a German company, has become our partner in this project.

        We believe that providing dairies with wholesome, well-balanced compound animal feed is essential for increasing the productivity of dairy herds, especially in the winter. We have participated in a program since 1999 with feed producers Gerkules (Klin) and AO Lukhovitsky Milling Plant and, in 2001, we purchased grain and supplied approximately 36,200 tons of wholesome compound feed to dairies in the Moscow region and adjacent regions. In 2002, we purchased grain and supplied approximately 29,800 tons of wholesome compound feed to dairies. As with the Milk Rivers program, payment for the feed is made with milk supplies. The offset milk price is in a range which approximates average cash prices for milk.

Seasonality

        The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of dry milk at some of our dairy production facilities for use in production during the winter months, and have also acquired plants that specialize in the production of dry milk.

        The demand for our juice products traditionally peaks during April through May and in December. We believe that the high demand during April through May is related to the public's heightened desire for vitamin-rich food and drink products during the transition from winter to spring, and that the high demand in December is related to increased juice consumption during the holidays.

        The demand for both dairy and juice products in southern Russia rises in the summer due to an increase in the number of tourists. To meet this seasonal increase in demand in southern Russia, we have expanded to double the capacity at our plants located in Timashevsk and Kiev, and in 2002 we acquired dairy plants in the Krasnodar region and in Kharkov, Ukraine.

Packaging

        Our principal packaging raw materials include materials needed for packaging our dairy and juice products, consisting mainly of composed material, polymeric material and foil. Our principal supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products. Tetra Pak supplies approximately 90% of our packaging materials, and we are substantially dependent upon this sole supplier to meet our requirements. As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from European plants.

        We have established similar relationships with companies such as SIG Combibloc, GEA Finnah, Senaplast, APV, Solvay and Huhtamaki Van Leer. As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Lintekhnoresurs and Soyuz. We also intend to begin using more plastic packaging for our products.

Trademarks and Patents

        We have registered brand names and trademarks throughout Russia and in other countries. As of December 31, 2002, we had successfully registered 122 trademarks in Russia and 40 trademarks abroad. The trademark application for one of our products, "Wonder Berry," was rejected in Finland and Bulgaria, and we are currently contesting the rejection in Bulgaria. We successfully contested the rejection of our "Wonder Berry" trademark application in Armenia. As of January 30, 2002, we had 195 pending trademark applications in Russia and 78 pending trademark applications abroad. The brand names listed above under "—Our products and brands—Dairy products and brands" and "—Our products and brands—Juice products and brands," which we have registered in Russia, are material to us. We also own several licenses, patents and proprietary recipes, know-how and technologies related to our products and processes. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business" for a description of the risks related to the protection of our trademarks.

Insurance

        In June 2003, we acquired insurance coverage for our eleven major production facilities, including the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenski Dairy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Kiev Dairy Plant, Kharkov Dairy Plant, Bishkek Dairy Plant, Siberian Dairy Plant and Vladivostok Dairy Plant. The insurance is provided by a leading Russian insurer, AlfaInsurance, and reinsured by AIG Russia and Munich Re. The coverage is a standard "All Risks" insurance package covering the most valuable equipment at these facilities.

Regulation

        Production, sale and distribution of foods and beverages in the Russian Federation is regulated by general civil legislation and by special legislation that includes quality standards and various safety and sanitary rules.

  Government Entities Involved

        Aside from federal executive bodies and their structural subdivisions that have authority over general issues, such as defense, internal affairs, security, border service, justice, tax enforcement and rail transport, there are a large number of government agencies directly involved in regulating and supervising the quality and safety of food in the Russian Federation.

        The State Sanitary Epidemiological Service, a division of the Ministry of Health Protection of the Russian Federation.    The Ministry of Health Protection of the Russian Federation is the principal federal body authorized to supervise sanitary and epidemiological issues in the Russian Federation. The State Sanitary Epidemiological Service of the Russian Federation (or Gossanepidservice) is a division within the Ministry charged with carrying out these supervisory responsibilities. The organs of Gossanepidservice develop, review, revise, examine, approve, give effect to, publish, control and supervise sanitary-epidemiological rules (which include sanitary rules, sanitary standards, and hygienic requirements). Gossanepidservice also monitors the sanitary conditions of production sites and equipment, fulfillment of sanitary standards for raw material and finished product storage at manufacturing plants, and compliance with sanitary standards for the storage and sale of food products at wholesale and retail outlets, and businesses catering to the public.

        The State Committee on Standardization and Metrology.    The State Committee on Standardization and Metrology sets and oversees compliance with obligatory general and industrial standards.

        The State Veterinary Service, a division of the Veterinary Department of the Ministry of Agriculture of the Russian Federation.    The State Veterinary Service supervises the sanitary safety of raw food materials used in the production of food products and beverages where such raw food materials are of derived from animals.

        The State Inspectorate for Trade, Quality of Goods, and Protection of Consumers' Rights under the Ministry of Economic Development and Trade of the Russian Federation.    The State Inspectorate for Trade, Quality of Goods, and Protection of Consumers' Rights monitors the quality and safety of food products at wholesale and retail outlets and carries out inspections of sellers' premises.

  Applicable Food and Health Legislation

        Russian legislation regulating quality and safety of foods and beverages includes the following acts:

  •
  The Federal Law on Quality and Safety of Food Products establishes a general framework for ensuring that food products and materials used in their production conform to certain quality, safety and sanitary requirements and provides for the state registration and certification of food products once they so conform. It also establishes general requirements for the manufacturing, packaging, storage, transportation, and sale of food products and beverages, and for the destruction of poor-quality and unsafe products.

  •
  The Federal Law on the Sanitary-Epidemiological Well-Being of People requires food products and beverages, and the raw materials used in their production, to meet certain sanitary standards and health requirements and to have no harmful effects. Products that do not conform to sanitary rules and health requirements and represent a danger to consumers must be withdrawn immediately from production or sale. As a result, the fulfillment of sanitary standards and health requirements is an obligatory condition for the production, import and sale of food and beverage products in the Russian Federation.

  •
  The Federal Law on Technical Regulation, which will become effective on July 1, 2003, provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Compliance with the obligatory technical regulations is supervised by the authorized state organs.

  •
  The Governmental Regulation on Monitoring of Quality and Safety of Food Products and Health of People identifies the government agencies that are responsible for supervising and monitoring the quality and safety of food products.

  •
  The Government Regulation on State Registration of New Food Products, Materials and Goods provides for the obligatory state registration of certain food products, including mineral water, baby food and dairy products enriched with vitamins and/or other microelements. Food producers intending to develop and offer a new food product to the public are required to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. Such applications are reviewed by the Ministry of Health and certain divisions of the State Sanitary Epidemiological Service of the Russian Federation authorized by the Ministry of Health (or together with the Ministry of Agriculture with respect to products derived from animals) within 40 days of their filing.

  •
  The Regulation for the Conduct of Sanitary-Epidemiological Examinations of Products adopted by the Ministry of Health establishes procedures for the sanitary-epidemiological examination of products. Government bodies that monitor sanitary and health issues conduct sanitary-epidemiological examinations of samples of each product and issue a conclusion as to whether such product satisfies the prescribed requirements. Products that have not undergone a hygienic evaluation may not be produced, shipped, used, sold or certified.

  •
  A number of other regulations also apply to food products. For example, requirements for the storage, production, labeling, transportation and sale of food and beverages are established by state standards, sanitary rules, hygienic requirements and other regulations.

  Registration Requirements

        Certain food and beverage products (such as children's products, dietary foods, milk products enriched by vitamins and/or other microelements, additives to food, and food products manufactured using technologies that have never been applied in the Russian Federation) must be registered with the Russian government if they are either manufactured in Russia or imported into Russia for the first time. The regulation makes it illegal to manufacture, import or circulate products that are subject to state registration but have not been registered.

        The product registration process includes:

  •
  An examination of documents provided by the manufacturer or supplier of the product describing the product, its safety and evidencing its conformity with applicable rules;

  •
  Toxicological, hygienic, veterinary and other types of tests of products and, with respect to products manufactured in Russia, an examination of the manufacturing conditions of such products;

  •
  Registration of the product, its manufacturer and supplier with the State Register of Food Products maintained by the Ministry of Health; and

  •
  Issuance of a certificate of state registration permitting the product to be manufactured, imported or distributed in the Russian Federation.

        The state registration of products is carried out by the Ministry of Health and certain divisions of the State Sanitary Epidemiological Service of the Russian Federation authorized by the Ministry of Health (or together with the Ministry of Agriculture with respect to products derived from animals).

  Certification

        The certification of products and services is currently regulated by the Law on the Certification of Products and Services, which sets forth certification requirements in the Russian Federation. This law will be superceded by the Federal Law on Technical Regulation when it becomes effective in July 2003. Product certification is a procedure whereby an agency authorized by the government confirms that a product complies with technical regulations, standards and requirements. Milk products, juice and beverages are subject to mandatory certification. Conformity symbols evidencing that the manufacturer has undergone certification procedures are required to be printed on a product's packaging. Failure to mark a product with a required conformity symbol carries possible administrative sanctions.

  Bulk Purchase of Raw Milk

        A supplier of raw milk must provide a certificate stating that the farm from which it originated has passed a health inspection. Milk bought in bulk must also conform to requirements with respect to temperature, color, sedimentation, content of neutralizers, heavy metals, density, protein content, fat content, alcohol content and other characteristics.

  Production and Transportation

        Laboratory employees and technical specialists must verify that the condition of equipment, implements, raw materials and packaging conform to sanitary requirements. For example, in the course of manufacturing, microbiological tests must be conducted of samples of raw materials, packaging and products. Products are tested for their content of chemical pollutants, toxins, medicinal and hormonal preparations, radionuclides and pathogenic microorganisms. They are also tested to identify bacteria, yeast and mold content, and to determine their sterility and the effectiveness of the pasteurization process. Products are also examined to determine the amounts of certain nutrients they contain, including protein, fat, vitamins, and carbohydrates. In addition, the cleanliness of the factory, storage conditions and employees must be monitored.

        Food products and beverages must be transported in specially equipped vehicles, for which sanitary registration documents must have been issued.

  Packaging Material and Labeling Requirements

        Manufacturers and suppliers of all types of packaging materials used in the production of dairy and juice products must provide certificates of conformity and sanitary-epidemiological certificates for packaging materials showing that the packaging materials are permitted and safe for contact with the food products.

        The Law on the Protection of Consumers' Rights determines the scope and format of the information that should be made available to consumers. According to this law and other state standards, the packaging of finished products must contain the following information: the name of the product, information regarding its certification, conditions of use (if necessary), contraindications (if any), preservatives and food additives, net mass or volume, ingredients, nutritive value, conditions of storage, shelf life, name and address of the manufacturer and other information. The law also authorizes a wide range of government and public agencies to monitor producers' compliance with the requirements of the law and imposes sanctions and penalties if such requirements are not met.

  Special Requirements for Children's Dairy Products

        The Law on the Quality and Safety of Food Products defines children's food products as food products specially designed for children under 14 that meet certain nutritional requirements. Such products are subject to more stringent sanitary-epidemiological standards. For example, certain ingredients and components are prohibited for use in children's food products, and the procedures for monitoring raw materials and ingredients used in manufacturing, technological processes, and sanitary conditions of production are stricter for children's dairy products than for other dairy products. Laboratory analyses and tests must be conducted for a broader list of microbiological indicators. Packaging materials for children's dairy products must be certified for use with children's products. Children's dairy products are also subject to special labeling requirements. For example, packaging of children's dairy products must bear information on the purpose and conditions of use of such products.

  Competition and Pricing

        The Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity (the Antimonopoly Ministry) is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Russian Law on Competition and Restriction of Antimonopoly Activity on Commodity Markets prohibits the abuse of a dominant position to limit competition. The Antimonopoly Ministry has included our subsidiary, the Moscow Baby Food Plant, in its register of entities holding a dominant position, as the plant controls over 35% of the market for milk products for babies in Moscow and the Moscow region. A dominant position does not impose additional reporting or other requirements on us; however, because of our dominant position, the Antimonopoly Ministry monitors our activities.

  C.    Organizational Structure

        The following chart sets out the current corporate structure of our holding company and our primary operating subsidiaries, as well as our percentage ownership of the common stock of each subsidiary as of April 1, 2003.

Corporate Organization

        The following chart sets out the current corporation structure of our holding company and our primary operating subsidiaries, as well as our percentage ownership of the common stock of each subsidiary as of April 1, 2003.

  D.    Property, Plants and Equipment

Production facilities

        We currently manufacture our products at 23 production facilities, including 20 plants that principally produce dairy products, two plants that produce exclusively juice products and one water production plant. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2000, 2001 and 2002, we invested approximately $271.9 million in the modernization of our existing production facilities and acquisitions of new production assets. Our main production plants are capable of managing the production of a diverse and relatively rapidly changing product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have started extensive modernization and cost cutting programs at a number of our recently acquired plants, such as the Rubtsovsk Dairy Plant, Kiev Dairy Plant, Bishkek Dairy Plant, Nizhny Novgorod Dairy Plant and Ufa Dairy Plant, which have caused a temporary reduction of utilization rates.

        We also review our production headcount with the aim to enhance productivity. Sales per employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry, was $72,000 dollars per employee in 2000, $60,000 per employee in 2001, and $50,773 per employee in 2002. The decrease in sales per employee in 2001 was caused by the high number of production employees at the less automated regional plants we acquired during that year, and the further decrease in 2002 was caused by the high growth in our sales and distribution personnel in connection with the expansion of our distribution network into the regions.

        The following table contains data regarding our production facilities. It should be noted that raw milk throughput capacity and production output are not identical measures, as different dairy products require different amounts of raw milk for their production. Product output of a plant therefore depends on the types of products being produced there.

			Production in 2000			Production in 2001		Production in 2002
	Year of Acquisition(1)	Year Built
			Dairy		Juice	Dairy	Juice	Dairy		Juice
			(thousand tons)			(thousand tons)		(thousand tons)
Moscow and Moscow region
Lianozovo Dairy Plant	1995	1989	402.3		127.7	438.6	165.7	428.7		203.9
Tsaritsino Dairy Plant	1996	1975	100.3		74.1	123.3	82	192.2		84.7
Moscow Baby Food Plant	1996	1992	36.2		0.0	39.1	0.0	43.13		0.0
Ramenski Dairy Plant	1997	1982	3.8		43.6	2.5	48.9	—		81.8
Central Russia (excluding Moscow)
Nizhny Novgorod Dairy Plant	1998	1984	31.8		0.0	33.1	2.0	29.8		3.9
Timashevsk Dairy Plant	2000	1990	54.2		0.0	62.5	8.8	66.9		2.4
Ufa Dairy Plant	2001	1971	40.1		0.0	44.1	0.0	45.3		0.0
Dairy Anninskoye Moloko	2001	1978			—	2.6	—	1.2		0.0
Novokuybishevskoe Moloko(6)	2002	1975						3.8		0.0
Roska(6)	2002	1987						1.9		0.0
Depsona(6)	2002	1996								2.2
Asian Russia
Siberian Dairy Plant	1998	1961	42.2		1.7	58.9	8.0	61.67		21.9
Karasuk Dairy Plant	1999	1952	3.6		0.0	4.9	0.0	5.6		0.0
Vladivostok Dairy Plant	1998	1947	9.9		0.0	12.8	0.6	13.3		5.4
Rubtsovsk Dairy Plant	2001	1954	0.0		0.0	1.0	0.0	4.3		0.0
Other CIS countries
Kiev Dairy Plant	2001	1973	13.8		0.0	20.8	0.0	23.5		3.6
Kharkov Dairy Plant(6)	2002	1973						10.8		0.0
Bishkek Dairy Plant	2000	1990	6.0		0.0	8.9	0.0	12.2		0.0
Total(5)			744.2	(2)	247.1	853.1	316.0	947.8	(3)	414.1	(4)

Notes:

(1)
"Acquisition" means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of December 31, 2002 are included in this table. Production data for the years 2000 and 2001 for plants acquired by us in 2002 is unavailable and not included in the total production estimates for 2000 and 2001.

(2)
Excluding the plants acquired during 2000 and 2001, this total would be 630,100 tons.

(3)
Excluding the plants acquired during 2002, this total would be 931,300 tons.

(4)
Excluding the plants acquired during 2002, this total would be 411,900 tons.

(5)
Sales volumes of our juice products exceeded our total juice production volumes in 2001 and 2002 due to certain co-packing arrangements we had with third-party juice producers. We purchased 32,542 tons and 54,460 tons of juice from third-party juice producers pursuant to co-packing arrangements in 2001 and 2002, respectively.

(6)
Production data for the years prior to 2002 is unavailable.

        At December 31, 2002, certain of our assets served as collateral for loans from Sberbank, Bank of Moscow, the Moscow City Government and others and vendor financing obligations, including:

  •
  Inventory in the amount of $42.0 million; and

  •
  Property, plant and equipment with a net book value of $56.7 million.

Item 5    Operating and Financial Review and Prospects

  A.    Operating Results

        The following discussion of our financial condition and results of continuing operations, except where otherwise indicated, should be read in conjunction with (a) our Consolidated Financial Statements and the related notes as of December 31, 2002 and for the year then ended, which have been audited by the independent public accounting firm of Ernst & Young (CIS) Limited; (b) our Consolidated and Combined Financial Statements and the related notes as of December 31, 2001 and 2000 and for the years then ended, which have been audited by the independent public accounting firm of Arthur Andersen ZAO and appear elsewhere in this document, (c) our business description and (d) the risk factors beginning on page 3. Our Consolidated Financial Statements and Consolidated and Combined Financial Statements have been prepared in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP").

Basis of Presentation of Financial Results

        We maintain our records and prepare our statutory financial statements in accordance with the domestic (primarily being Russian) accounting principles and tax legislation. The consolidated financial statements presented in this document have been prepared from domestic accounting records for presentation in accordance with U.S. GAAP. These consolidated financial statements and results differ from the financial statements issued for statutory purposes in Russia in that they reflect adjustments not recorded in our domestic books, which are required to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

        In connection with WTO accession talks, the U.S. Department of Commerce and the European Union deemed Russia to have market economy status beginning in 2002. However, the Russian economy continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government's continued actions with regard to supervisory, legal, and economic reforms.

Exchange Rates and Inflation

        Translation (remeasurement) of domestic currency-denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign currency translation," as the majority of our operations were in hyperinflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

        For entities operating in hyperinflationary economies, monetary assets and liabilities have been translated at the year-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of Wimm-Bill-Dann Foods OJSC ("WBD Foods") and on the dates of additional share issues. Revenues, expenses and cash flows have been translated at the dates of the respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the Consolidated and Combined Statements of Operations.

        Our principle future operating cash flows will be generated in Russian rubles. As a result, future movements in the exchange rate between the ruble and U.S. dollar will affect the U.S. dollar carrying value of our monetary assets and liabilities. Such changes may also affect our ability to realize assets as represented in terms of U.S. dollars in the Consolidated and Combined Financial Statements.

        As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy. Therefore, from this date our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods' Russian subsidiaries, although we will continue to report in U.S. dollars. Therefore, our future currency gains and losses will reflect the combination of our monetary positions in U.S. dollars and euros and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro. The potential impact of such a change on our financial position and results of operations cannot be estimated.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average	Period End
Year ended December 31,
2002	31.86	30.14	31.35	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16
1999	27.00	20.65	24.67	27.00
1998	20.99	5.96	10.12	20.65

Note:

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2002	31.65	31.57
October 2002	31.74	31.67
November 2002	31.84	31.76
December 2002	31.86	31.78
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38
April 2003	31.38	31.10
May 2003	31.12	30.62

        On June 11, 2003 the exchange rate between the ruble and the U.S. dollar was approximately 30.51 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2002	15.1%
2001	18.6%
2000	20.2%
1999	36.5%
1998	84.4%

Note:

(1)
Source: The Russian State Committee on Statistics.

        Our results of operations are affected by the relationship between the rate of inflation and the rate of devaluation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). As shown in the following table, there is no direct relationship between these two rates, and in 2002, 2001 and 2000 the ruble appreciated in real terms against the U.S. dollar (by way of contrast, the ruble depreciated in real terms in 1998):

	2002	2001	2000
Inflation	15.1%	18.6%	20.2%
Devaluation of the ruble relative to the U.S. dollar in nominal terms	5.4%	7.0%	4.3%

Notes:

(1)
Source: The Russian State Committee on Statistics.

(2)
Computed using the official exchange rate published by the Central Bank of Russia.

        Although it is not practicable to provide reasonably quantifiable information in respect of all income statement captions, the following tables show how the real appreciation of the ruble against the U.S. dollar positively affected our reported net sales for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	% Increase
Net sales (in U.S.$ thousand) as reported in our consolidated and combined income statement	$824,734	$674,616	22.3
Indexed ruble sales	27.3 billion	23.9 billion	14.2
	2001	2000	% Increase
Net sales (in U.S.$ thousand) as reported in our consolidated and combined income statement	$674,616	$465,411	45.0
Indexed ruble sales	20.7 billion	17.1 billion	21.1

Note:

(1)
Ruble sales multiplied by the relevant inflation rate to ensure ruble revenues for both years are at constant rubles as of December 31, 2002 and 2001, respectively.

        Consequently, our revenues, as adjusted for inflation, increased by 14.2% and 21.1% compared with increases of 22.3% and 45.0%, after translation into U.S. dollars, in the years ended December 31, 2002 and 2001, respectively.

        A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro. These include capital expenditures and borrowings as well as costs of packaging materials, juice concentrates, certain other raw materials and to a more limited extent, salaries. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with ruble devaluation due to competitive pressures, our margins will suffer. Other things being equal, it is easier for us to maintain our margins when the ruble is appreciating in real terms against the U.S. dollar or the euro. See also "Item 4. Information on Our Company—B. Business Overview—Market Trends and Competition." Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax losses carried forward and the deductible amount of depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

        Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased to $28.5 million at December 31, 2002 from $18.9 million at December 31, 2001 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million. Currency remeasurement gains and losses were reflected in our Consolidated and Combined Statements of Operations. We have not engaged in any activities to hedge our dollar- or euro-denominated liabilities, as the market for these types of financial instruments in Russia is not well developed and costs of these instruments are relatively high. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" for a presentation of our ruble-, dollar- and euro-denominated monetary assets and liabilities at December 31, 2002 and 2001. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition."

        Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk".

Results of Continuing Operations

        The following table summarizes the results of our continuing operations for the years ended December 31, 2002, 2001 and 2000:

	2002	%	2001	%	2000	%
	(in thousands)		(in thousands)		(in thousands)
Sales	$824,734	100.0	$674,616	100.0	$465,411	100.0
Cost of sales	(579,707)	70.3	(492,990)	73.1	(349,077)	75.0
Gross profit	245,027	29.7	181,626	26.9	116,334	25.0
Selling and distribution expenses	(109,527)	13.3	(62,213)	9.2	(34,138)	7.3
General and administrative expenses	(62,955)	7.6	(54,461)	8.1	(43,025)	9.2
Other operating expenses	(6,497)	0.8	(4,498)	0.7	(1,241)	0.3
Operating income	66,048	8.0	60,454	9.0	37,930	8.1
Financial income and expenses, net	(14,131)	1.7	(10,581)	1.6	(5,664)	1.2
Provision for income taxes	(14,249)	1.7	(14,166)	2.1	(9,568)	2.1
Minority interest	(1,922)	0.2	(3,962)	0.6	(1,453)	0.3

Income from continuing operations	$35,746	4.3	$31,745	4.7	$21,245	4.6

Note:

(1)
Expressed as a percentage of sales of the relevant year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

        Sales increased by 22.3% to $824.7 million in 2002 from $674.6 million in 2001. The dairy segment continued to be our largest business segment representing 68.3% of net sales in 2002 compared to 72.0% in 2001.

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Dairy products	$562,982	68.3	$485,452	72.0
Juice products	261,752	31.7	189,164	28.0

	$824,734	100	$674,616	100.0

        Sales in our dairy segment increased to $563.0 million in 2002 from $485.5 million in 2001. Of this 16.0% increase, 11.7% related to volume growth (9.7% organic and 2.0% from acquisitions) and 4.3% related to an increase in prices in U.S. dollar terms. The average prices of our dairy products in U.S. dollar terms increased to $0.60 per kilogram in 2002 from $0.57 per kilogram in 2001. We sold 946.0 thousand tons in 2002 and 847.2 thousand tons of dairy products in 2001. Our improved dairy sales were due to our increased presence in the regions, the development of additional products in our product portfolio and increased advertising and marketing activities.

        Sales in our juice segment increased to $261.7 million in 2002 from $189.2 million in 2001. This 38.4% increase was due to organic growth in volumes, which contributed 45.4% to the sales growth, and a decrease in average prices, which had a negative effect on sales growth of 7.0%. Our increased juice sales volumes were due to our increased presence in the regions, the development of our product portfolio and increased advertising and marketing activities. We sold 476.7 million liters of juice in 2002 and 327.1 million liters of juice in 2001. In 2002, the Russian juice industry experienced significant price competition. As a result of this and due to the increased share of lower-price, lower-quality brands in our juice product portfolio, primarily in sales to the regions where per-capita income is lower, the average prices of our juice products in U.S. dollar terms decreased to $0.55 per liter in 2002 from $0.58 per liter in 2001.

        Sales per employee decreased to $51,000 in 2002 from $60,000 in 2001 as a result of our acquisitions during 2002 of businesses with comparatively low sales per employee. The average number of employees increased to 16,243 in 2002 from 11,335 in 2001.

Cost of Sales

        Cost of sales primarily consists of expenses relating to raw materials (concentrates for juices, raw milk for dairy products and packaging materials for all products), as they comprised 87.3% and 88.9% of our total cost of sales in 2002 and 2001, respectively. The table below sets forth these costs for both 2002 and 2001:

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Raw materials	$506,086	87.3	$438,360	88.9
Personnel	26,548	4.6	20,103	4.1
Depreciation	14,983	2.6	10,609	2.2
Utilities	10,971	1.9	8,734	1.8
Goods for resale	13,770	2.4	10,273	2.1
Other	7,349	1.2	4,911	0.9

	$579,707	100.0	$492,990	100.0

        Raw materials costs increased by 15.4% between 2002 and 2001 but decreased as a percentage of sales to 61.4% in 2002 from 65.0% in 2001. In our dairy segment, the raw materials to sales ratio decreased to 60.8% in 2002 from 69.4% in 2001 due to an increase in selling prices, an increase in the share of higher value-added products in the product portfolio and lower raw milk prices compared to 2001. In our juice segment, the raw materials to sales ratio increased to 62.6% in 2002 from 53.8% in 2001 due to lower average selling prices and the higher cost of concentrates and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice concentrate-producing regions. The higher cost of the major components of our juice products adversely affected the raw materials to sales ratio despite the increase in the share of lower-end brands in the product portfolio. In both segments, economies of scale achieved on purchases of packaging materials had a positive effect on the raw materials to sales ratios. In the dairy segment, approximately 60% of our raw material costs were ruble-denominated and 40% were hard-currency-denominated. In the juice segment, substantially all of our raw material costs were hard-currency denominated.

        See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials and our advertising and marketing expenditures, our results of operations will suffer."

        Personnel costs increased by 32.1% between 2002 and 2001. The average number of production personnel has increased to 8,812 in 2002 from 7,162 in 2001 resulting from various acquisitions in 2002 and 2001 and the hiring of new production personnel as a result of installing new production lines at almost every production site. Our payroll cost per production employee increased by 7.1% to approximately $3,000 in 2002 from $2,800 in 2001 due to recruitment of higher-qualified personnel, the increase in pay rates throughout Russia, as well as the effect of aligning the level of salary at plants we acquired in 2001 to the salary levels at our existing plants.

        Depreciation increased by 41.2%, reflecting additional capital expenditures in 2001 and 2002.

        Goods for resale include various dairy products. In 2002, we further increased our purchases of cheese which we purchased from independent cheese producers. These purchases were necessary to effect our increased sales of cheese.

        Utility costs increased by 25.6% in 2002 due to the increase in our production and warehouse facilities, as well as an increase in electricity and gas tariffs.

Gross Margin

        Our gross profit increased by 34.9% to $245.0 million in 2002 from $181.6 million in 2001. Our gross margin also increased to 29.7% in 2002 from 26.9% in 2001.

        Gross margin in our dairy segment increased to 29.3% in 2002 from 22.8% in 2001. This increase was primarily due to lower prices for raw milk, and an increase in the share of high value-added products in our dairy segment product portfolio. Improved economies of scale also had a positive impact on the cost of packaging materials and, therefore, the gross margin.

        Gross margin in our juice segment decreased to 31.0% in 2002 from 37.9% in 2001 primarily due to higher prices on juice concentrates and berries, the impact of consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per-capita income is lower and competitive pricing pressures. In 2002, the Russian juice industry experienced significant price competition due to our main competitors' attempts to gain market share by using price dumping tactics. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Increased competition and consumer preference for low-price, lower-quality juice products primarily in the regions outside Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which may adversely affect our results of operations."

Selling and Distribution Expenses

        Selling and distribution expenses increased by 76.1% between 2002 and 2001. As a percentage of sales, selling and distribution expenses increased to 13.3% in 2002 from 9.2% in 2001. Our selling and distribution expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Advertising and marketing	$34,857	$19,562
Personnel	30,620	15,978
Transportation	24,700	17,144
Materials and supplies	6,311	2,597
Warehouse	5,228	2,408
Other	7,811	4,524

Total selling and distribution expenses	$109,527	$62,213

        Advertising and marketing expenses increased in 2002 by $15.3 million, or 78.2% in absolute terms, and by 1.3% in relation to sales, to 4.2% in 2002 from 2.9% in 2001, due to the continuation of our regional expansion program and annual media inflation on leading national television channels which exceeded 80%. Despite these price increases, we were able to obtain volume discounts and thus manage the cost increase more effectively. In 2002, TV advertising expenses represented more than half of our advertising budget. In 2002, 37.0% of our revenues came from sales in the regions as compared to 29.5% in 2001. The increase in regional sales was achieved through the strengthening of our advertising presence in these markets. The share of regional advertising out of our total advertising and marketing expenses increased to 14.1% in 2002 from 2.5% in 2001.

        Personnel expenses increased by 91.6% in 2002 as compared to 2001. This increase was due to the substantial increase of our sales force as part of our regional expansion program, as well as the acquisition of new subsidiaries. The average number of employees in our selling and distribution department increased to 4,326 in 2002 from 1,996 in 2001 as we continued the expansion of our distribution network into the regions and to increase our direct sales to retailers. In 2002, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared with 2001. Our payroll cost per employee decreased by 11.3% to $7,100 in 2002 from $8,000 in 2001 due to our acquisition of new subsidiaries and the setting up of new distribution centers in the regions where average salaries are lower. Our personnel costs as a percentage of sales increased to 3.7% in 2002 from 2.4% in 2001.

        Transportation costs, which primarily consist of external transportation costs, increased by 44.1% in 2002 as compared to 2001. Our transportation expenses as a percentage of sales increased to 3.0% in 2002 from 2.5% in 2001. This was mainly due to the expansion of our distribution network into the regions and an increase in the number of routes for both our juice and dairy segments, which allowed us to increase the share of our sales in various regions.

General and Administrative Expenses

        General and administrative expenses increased by 15.6% in 2002 as compared to 2001, but decreased as a percentage of sales to 7.6% in 2002 from 8.1% in 2001. Our general and administrative expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Personnel	$33,800	$29,016
Taxes other than income tax	11,872	8,452
Audit, consulting and legal fees	2,613	2,170
Materials and supplies	2,399	1,623
Depreciation	2,075	1,111
Communication costs	1,800	1,324
Rent	1,531	1,176
Insurance	1,040	1,235
Security expenses	559	2,210
Other	5,266	6,144

Total general and administrative expenses	$62,955	$54,461

        Personnel expenses increased by 16.5% due to an increase in the average number of administrative personnel to 3,105 in 2002 from 2,177 in 2001 resulting from our acquisitions in 2002 and 2001 and the need for higher qualified personnel as a result of our public company status. Our average cost per employee decreased to $10,900 in 2002 from $13,300 in 2001 due to lower salary levels in the regions.

        Taxes, other than income tax, include road users tax, which is levied on our sales, and advertising tax, which is levied on our advertising expenses. The increase in these taxes of 40.5% in 2002 compared to 2001 was due to higher sales and advertising expenses in 2002 compared with 2001.

Operating Income

        Operating income increased to $66.0 million in 2002 from $60.5 million in 2001, representing an increase of 9.1%. Operating income as a percentage of sales decreased to 8.0% in 2002 from 9.0% in 2001 due to selling and distribution expenses as a percentage of sales being higher in 2002 compared with 2001. In the dairy segment, our operating income increased by 49.8% to $66.2 million in 2002, or 11.8% in relation to sales, from $44.2 million in 2001, or 9.1% in relation to sales. In the juice segment, our operating income decreased by 45.2% to $18.4 million in 2002, or 7.0% in relation to sales, from $33.5 million in 2001, or 17.7% in relation to sales. The decrease was due to the decrease in the gross margin and an increase in advertising, transportation and sales-force expenses due to our continuing regional expansion program.

        Our operating income in 2002 and 2001 benefited from certain tax planning initiatives to reduce our operating taxes. These initiatives were subject to unsuccessful challenge by the Russian tax authorities in respect of the years ended December 31, 1997 and 1998, and may be subject to challenge in respect of later periods. If successful, any such challenge could result in significant financial losses. See Note 30 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a quantification of the benefits we have obtained from these initiatives and our potential losses if the initiatives are successfully challenged. We will vigorously defend any claim that these initiatives are contrary to Russian tax law.

        We significantly reduced these tax initiatives in 2002 following positive changes in tax legislation. We will seek to mitigate the adverse effect of the increase in operating taxes resulting from the reduction of these initiatives by increases in selling prices in U.S. dollar terms to the extent the competition allows us to do so. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition."

Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2002	2001
	(in thousands)
Interest and bank charges	$15,025	$13,236
Interest income	(2,928)	(126)
Currency remeasurement losses (gains)	2,860	(2,483)
Other financial (income) expense	(826)	(46)

Total financial income and expense, net	$14,131	$10,581

        Interest and bank charges increased by 13.5% in 2002 compared to 2001. This resulted from an increase in our short- and long-term borrowings, including vendor financing obligations, to $186.0 million at December 31, 2002 from $143.5 million at December 31, 2001. The decrease in weighted average interest rates on our debt resulted from our increased credit worthiness due to our public company status and a general reduction of interest rates in Russia.

        Interest income of $2.9 million resulted from the investment of cash proceeds received from our IPO in February 2002.

        Currency remeasurement gains in 2001 became losses in 2002 as a result of the following developments. As the value of the ruble declined against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased to $28.5 million from $11.8 million at December 31, 2001 at December 31, 2002 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.

Provision for Income Taxes

        Our provision for income taxes for the years ended December 31, 2002 and 2001 was as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Current provision	$14,211	$11,993
Deferred charge	38	2,173

Total provision for income taxes	$14,249	$14,166

        Provision for income taxes amounted to $14.2 million in 2002 and 2001. These provisions comprise current income tax charges of $14.2 million in 2002 and $12.0 million in 2001, and deferred tax charges of $0.04 million in 2002 and $2.2 million in 2001. Deferred tax charges arise on temporary differences between the bases of computing income under domestic principles and U.S. GAAP.

        In 2002 our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and tax benefits for small enterprises. In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%. The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and recognition of a deferred tax liability resulting from the tax effect of our investment programs in the Lianozovo Dairy Plant ("LMK") and the Tsaritsino Dairy Plant ("TsMK"). See "—Acquisitions" and Note 19 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. As a result of the adoption of Chapter 25 of the Second Part of the Tax Code and with effect from January 1, 2002, the income tax rate in Russia was reduced from 35% to 24% and income tax benefits, being investment and social infrastructure maintenance credits and baby food products benefit, were abolished.

        In 2002 and 2001, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002 small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2002 and 2001, our income tax expense would have been higher by $5.7 million and $14.1 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above. We intend to continue to structure our juice business to meet the technical requirements of the small enterprise tax legislation, to the extent it remains in effect. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit would materially adversely affect our results of operations."

Minority Interest

        The minority interests in the Consolidated and Consolidated and Combined Statement of Operations reflect the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2002 and 2001, net profits on continuing operations attributable to minority shareholders of our subsidiaries reduced to $1.9 million from $4.0 million as a result of acquisitions by us of additional shares in our subsidiaries, the Moscow Baby Food Plant (ZDMP), LMK and Kiev Dairy No. 3 ("KMMZ").

Net Income

        Net income from continuing operations in 2002 was $35.7 million (4.3% of sales), compared with $31.7 million (4.7% of sales) in 2001.

        Net profit (before corporate and common expenses, deferred tax and minority interest) of our dairy segment was $44.6 million (7.9% of dairy segment sales) in 2002 and $26.8 million (5.5% of dairy segment sales) in 2001. Net profit (before corporate and common expenses, deferred tax and minority interest) of our juice segment was $12.7 million (4.9% of juice segment sales) in 2002 and $28.3 million (15.0% of juice segment sales) in 2001. Our common and corporate expenses, including depreciation, legal, audit and consulting fees, head office maintenance expenses, expenses on global marketing research, charity and holding company personnel expenses were $19.6 million and $17.2 million in 2002 and 2001, respectively, and are included in general and administrative expenses as discussed above. See Note 28 to our Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a detailed analysis of our segments.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales

        Sales for the year ended December 31, 2001 increased by 45.0% compared to the year ended December 31, 2000, from $465.4 million to $674.6 million. The main reasons for our improved sales in both the dairy and juice segments were increased advertising and marketing, as evidenced by a 36.7% increase in our advertising and marketing expenditures as compared with 2000. Sales in each of our two segments were as follows:

	Year ended December 31,
	2001	%	2000	%
	(in thousands)		(in thousands)
Dairy products	$485,452	72.0	$325,482	70.0
Juice products	189,164	28.0	139,929	30.0

	$674,616	100.0	$465,411	100.0

        In 2001, our dairy products sales increased by 49.1% compared to 2000, from $325.5 million to $485.5 million. This resulted from a 20.2% increase related to the acquisition of new subsidiaries, a 13.3% increase in volumes related to our existing business and a 15.6% increase in prices in U.S. dollar terms related to our existing business. Our average price on dairy products increased from $0.52 per kilogram in 2000 to $0.57 per kilogram in 2001. We sold 847.2 thousand tons of dairy products in 2001 and 630.2 thousand tons of dairy products in 2000. The reasons for our improved sales of dairy products were changes in our products portfolio resulting in increased sales of products with higher prices such as "Wonder" dessert dairy products in the Moscow region and sterilized milk in other regions, a continued move to direct sales to retailers and an increase in the number of our merchandising personnel who work with the retailers to increase the visibility and awareness of our product range.

        Juice segment sales increased by 35.2% to $189.2 million in 2001 from $139.9 million in 2000. The reasons for our improved sales of juice products were numerous advertising and marketing campaigns, advertising and marketing initiatives independently undertaken by retailers, improvements in customer service and increased penetration into regional markets. Our juice products sales increase resulted from a 31.7% increase in volumes and a 3.5% increase in prices in U.S. dollar terms. In the juice segment, our average price in U.S. dollar terms increased to $0.58 in 2001 from $0.56 per liter in 2000. We sold 327.1 million liters of juices in 2001 and 250.3 million liters of juices in 2000.

        Sales per employee decreased to $60,000 in 2001 from $72,000 in 2000 as a result of our acquisitions during 2001 of businesses with comparatively low sales per employee. The average number of employees increased to 11,335 as of December 31, 2001 from 6,466 as of December 31, 2000.

Cost of Sales

        Expenses relating to raw materials (concentrates for juices, milk for dairy products and packaging for all sales), comprised 88.9% and 91.5% of our total cost of sales in 2001 and 2000, respectively. The table below shows our cost of sales for both 2001 and 2000:

	Year ended December 31,
	2001	%	2000	%
	(in thousands)		(in thousands)
Raw materials	$438,360	88.9	$319,344	91.5
Personnel	20,103	4.1	11,939	3.4
Depreciation	10,609	2.2	7,993	2.3
Goods for resale	10,273	2.1	2,021	0.6
Utilities	8,734	1.8	3,457	1.0
Other	4,911	0.9	4,323	1.2

	$492,990	100.0	$349,077	100.0

        Raw material costs increased by 37.3% between 2001 and 2000 but decreased as a percentage of sales from 68.6% to 65.0%. The decrease in the raw materials to sales ratio was due to (1) an increase in the share of value-added products in our products portfolio; (2) an increase in sales prices in U.S. dollar terms and (3) a slight decrease in dairy segment packaging prices and in juice segment concentrate prices in U.S. dollar terms as a result of our increased use of Russian suppliers and a reduction in customs duties. We increased our selling prices in line with increases in the costs of our ruble-denominated raw materials. This, together with the fact that inflation significantly exceeded the devaluation of the ruble versus the U.S. dollar during 2001, resulted in a reduction of our raw material costs as a percentage of sales. In the dairy segment, approximately 60% of our raw material costs are ruble-denominated and 40% are hard-currency-denominated. In the juice segment, substantially all of our raw material costs are hard-currency denominated.

        Personnel costs increased by 68.4% between 2001 and 2000 due to an overall rise in salaries in Russia and the hiring of personnel with higher qualifications than we previously employed. Further, the movement in personnel costs also reflected the increase in our sales, as salaries and wages were aligned with changes in production levels, as well as the acquisitions of new subsidiaries that were less efficient than our existing subsidiaries. The average number of production personnel increased to 7,162 in 2001 from 4,280 in 2000. Our payroll cost per employee remained stable at approximately $2,800 in 2001 and in 2000.

        Depreciation increased by 32.7%, reflecting the additional capital expenditure in 2001 and 2000.

        Goods for resale include various dairy products, and in particular cheese, which increased significantly in 2001 compared with 2000. As we did not produce cheese in significant volumes during

2001, we purchased cheese from independent cheese producers and sold these cheese products along with our other dairy products in order to satisfy our customers' desires for more extensive dairy product lines.

        Utility costs increased by 152.6% as a result of rises in electricity and gas tariffs, a temporary switch to state-provided water at LMK due to the reconstruction of its own water well facilities and the installation and use of more energy-intensive production equipment.

Gross Margin

        Our gross margin for 2001 showed an improvement compared to 2000, increasing to 26.9% in 2001 from 25.0% in 2000. We largely maintained our dairy segment gross margin at 22.7% in 2001 as compared to 2000 with only a 0.5% reduction from 2000 levels despite the acquisition of several new subsidiaries with low gross margins. The increase in our juice segment gross margin from 29.8% to 37.9% resulted from (1) an introduction of new products with higher gross margins; (2) a slight decrease in raw material prices in U.S. dollar terms; and (3) a significant decrease in customs duties for certain concentrates. We also raised selling prices in line with the inflation of the ruble; therefore, our juice segment gross margin also improved in 2001 as a result of a higher inflation rate in 2001 compared to the depreciation rate of the ruble against the U.S. dollar and a significant portion of hard-currency-denominated juice production expenses.

Selling and Distribution Expenses

        Selling and distribution expenses increased by 82.2% between 2001 and 2000. As a percentage of sales, selling and distribution expenses increased to 9.2% in 2001 from 7.3% in 2000. The composition of such expenses was as follows:

	Year ended December 31,
	2001	2000
	(in thousands)
Advertising and marketing	$19,562	$14,305
Transportation	17,144	6,743
Personnel	15,978	8,982
Warehouse	2,408	2,088
Other	7,121	2,020

	$62,213	$34,138

        Advertising and marketing expenses increased by 36.7% as we continued our policy of increasing our market share and as we introduced new products into the market. Advertising and marketing expenses in the dairy segment increased by 45.5% and in the juice segment by 24.6%. Advertising and marketing expenses increased more in the dairy segment due to increasing competition in the Russian dairy sector. Advertising and marketing expenses also increased in connection with the promotion of "Ginger Up", a new brand of dairy and juice products for children. The increase in advertising and marketing expenses of our juice segment resulted from more severe competition in the juice market in 2001 in comparison with 2000 and the expansion of advertising and marketing campaigns into regional markets. In 2001, TV advertising expenses represented more than half of our advertising budget. Advertising and marketing expenses as a percentage of sales were stable as compared to 2000 at approximately 3%.

        Personnel costs increased by 77.9% in both the dairy segment and the juice segment. This was due to a rise in the number of people we employed, which primarily resulted from the increase in the size of our sales and distribution department targeting direct sales to retailers. The average number of employees in our selling and distribution department increased to 1,996 in 2001 from 881 in 2000. In

2001, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared with 2000. We also expanded our distribution network to the regions, which resulted in more people being on the payroll. Our payroll cost per employee decreased by 21.6% to $8,000 in 2001 from $10,200 in 2000 due to the acquisition of new subsidiaries with 865 sales and distribution personnel with comparatively low salaries. Our personnel costs as a percentage of sales increased to 2.4% in 2001 from 1.9% in 2000.

        Transportation costs, which primarily consist of external transportation costs, increased by 154.2%. Our transportation expenses as a percentage of sales increased to 2.5% in 2001 from 1.4% in 2000. This was primarily due to an increase in our juice-segment sales, especially in various regions of Russia. In contrast, transportation expenses in our milk segment have always been relatively low due to the closer location of customers to our production facilities caused by the short shelf life of our milk products, although there was an increase in these expenses during 2001 due to increased yogurt sales and an increase in intra-group sales with the objective of raising sales in our regional companies.

General and Administrative Expenses

        General and administrative expenses increased by 26.6% in 2001 compared to 2000, but decreased from 9.2% in 2000 to 8.1% in 2001 as a percentage of sales. The composition was as follows:

	Year ended December 31,
	2001	2000
	(in thousands)
Personnel	$29,016	$14,756
Taxes other than income tax	8,452	19,780
Security	2,210	1,721
Audit, consulting and legal	2,170	1,222
Insurance	1,235	178
Depreciation	1,111	575
Other	10,267	4,793

	$54,461	$43,025

        Personnel expenses increased by 96.6% as a result of the increase of our payroll costs per employee, to $13,300 in 2001 from $11,300 in 2000, reflecting overall labor market conditions and the establishment of Wimm-Bill-Dann Foods OJSC as our holding company. The average number of our administration personnel increased to 2,177 in 2001 from 1,305 in 2000.

        Taxes other than income tax include road users tax, social infrastructure and maintenance tax, which are taxes that are levied on our sales, and advertising tax, which is levied on our advertising expenses. The overall decrease in such taxes amounted to 57.3%, which reflected a decrease in the rates of certain taxes effective from January 1, 2001.

        From January 1, 2001, the road users tax rate was reduced to 1.0% from 2.5%, and the social infrastructure and maintenance tax was abolished from its previous rate of 1.5%. In 2001 and 2000, the road users tax charge amounted to $6.8 million and $11.6 million, respectively, and the social infrastructure and maintenance tax charges were $0 and $6.9 million, respectively. Due to the increase in our advertising and marketing expenses, our advertising and other taxes charge increased to $1.7 million in 2001 from $1.2 million in 2000.

        In 2001, we launched an insurance program for technological facilities and equipment at our plants, which caused our insurance expenses to increase to $1.2 million in 2001 from $0.2 million in 2000.

Operating Income

        Operating income increased significantly to $60.5 million in 2001 from $37.9 million in 2000, representing an increase of 59.6%. Operating income as a percentage of sales improved from 8.1% in 2000 to 9.0% in 2001. In the dairy segment, our operating income increased from $29.5 million in 2000 to $44.2 million in 2001, representing an increase of 49.8%. In 2001, we made several acquisitions of new subsidiaries in the dairy segment. However, such acquisitions did not increase our operating income in 2001. In the juice segment, our operating income increased to $33.5 million in 2001 from $18.7 million in 2000, representing an increase of 79.1% which resulted from new high-margin products and a decrease in the cost of certain raw materials.

        Our operating income in 2001 and 2000 benefited from certain tax planning initiatives to reduce our operating taxes. See "—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001."

Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2001	2000
	(in thousands)
Interest and bank charges	$13,236	$6,738
Currency remeasurement gains	(2,483)	(1,116)
Other	(172)	42

	$10,581	$5,664

        Interest and bank charges increased by 96.4% in 2001 over 2000. This resulted from an increase in our short- and long-term borrowings as of December 31, 2001 compared with December 31, 2000 from $67.8 million to $122.0 million, respectively. In 2001, we made significant investments in property, plant and equipment and in the acquisition of new dairy subsidiaries which resulted in an increase in the need for debt financing. We believe that our credit worthiness increased as a result of our strengthened balance sheet in 2001, and that this factor led to a decrease in weighted average interest rates and reduced bank charges.

        Our currency remeasurement gains represented exchange gains and losses arising on re-translation of ruble- and euro-denominated monetary assets and liabilities into U.S. dollars. Currency measurement gains increased during 2001, which is a reflection of an increase in our net ruble- and euro-denominated monetary liability positions.

Provision for Income Taxes

        Provision for income taxes increased from $9.6 million in 2000 to $14.2 million in 2001. These provisions comprised a current income tax charge of $12.0 million for 2001 and $9.7 million for 2000, and a deferred tax charge of $2.2 million for 2001 and a benefit of $0.1 million for 2000. Deferred tax benefits and charges arise on temporary differences between the basis of computing income under Russian accounting principles and U.S. GAAP.

        In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%. The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset, recognition of a deferred tax liability resulting from the tax effect of our investment programs in LMK and TsMK. See "—Acquisitions" and Note 19 to our Consolidated and Combined Financial Statements as of December

31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. In 2000 our effective income tax rate was 29.7% compared to the Russian statutory income tax rate of 30.0%. The difference was primarily due to non-deductible expenses for Russian statutory taxation purposes and tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits. With effect from January 1, 2001 the income tax rate increased from 30% to 35%. We did not experience any significant adverse effects on our liquidity position as a result of the change in the income tax rate because of our positive operating cash flows and our ability to offset income tax liabilities with VAT receivable.

        In 2001 and 2000, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. See " —Year Ended December 31, 2002 Compared to Year Ended December 31, 2001."

Minority Interest

        The minority interests in the Consolidated and Combined Statement of Operations reflect the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2001 and 2000, net profits on continuing operations attributable to minority shareholders of our subsidiaries were $4.0 million and $1.5 million, respectively.

        Prior to July 2001, the Moscow City Government owned 15% of the shares of the LMK and TsMK. In May 2000, we signed share purchase agreements with the Moscow City Government for the purchase of 15% of the shares of LMK and TsMK. TsMK agreed to purchase 15% of the LMK shares for $0.9 million and to invest $8.2 million of plant and equipment. LMK agreed to purchase 15% of the TsMK shares for $0.2 million and to invest $5.5 million in plant and equipment. By December 31, 2000 the purchase consideration had been paid, and by May 31, 2001 all the investments had been made. However, due to statutory procedural reasons, the transfer of share ownership did not occur until July 2001. As a result, an advance of $1.1 million was recognized for the cash which had been paid at December 31, 2000, and the Moscow City Government's 15% ownership in LMK and TsMK were treated as minority interests until July 2001 on the basis that transfer of ownership had not yet occurred.

Net Income

        Net income from continuing operations for 2001 was $31.7 million (4.7% of sales) compared with $21.2 million (4.6% of sales), for 2000. Our net profit (before corporate and common expenses, deferred tax and minority interest) for the dairy segment was $26.8 million (5.5% of sales) in 2001 and $15.2 million (4.7% of sales) in 2000. Our net profit (before corporate and common expenses, deferred tax and minority interest) in the juice segment was $28.3 million (15.0% of sales) in 2001 and $17.7 million (12.6% of sales) in 2000. Our common and corporate costs, including depreciation, legal, audit fees and other consulting fees, head office maintenance expenses, expenses on global marketing researches, charity and holding company personnel expenses in 2001 and 2000 were $17.2 million and $10.3 million, respectively, which reflects the additional costs associated with the establishment and operation of WBD Foods OJSC.

  B.    Liquidity and Capital Resources

Working Capital

        As at December 31, 2002 our cash and cash equivalents balance was $29.3 million and our working capital balance was $55.3 million. Working capital increased in 2002 from a negative balance of $23.6 million in 2001 mainly due to the increase in cash and cash equivalents, trade accounts receivable, taxes receivable and a decrease in trade accounts payable. The increase in cash and cash equivalents from

$6.9 million in 2001 to $29.3 million in 2002 primarily represents the unused balance of our IPO proceeds.

        Trade accounts receivable increased to $60.1 million in 2002 from $25.3 million in 2001. This was due to an increase in the average number of days for payment of trade receivables, driven in part by the improved credit-worthiness of our customers and changes in market practice, as well as a greater seasonal increase in juice sales in 2002 as compared to 2001. Average trade receivables increased to 10-19 days, for the reasons discussed above, in 2002 compared to 6-10 days in 2001. Based on our assessment of collectibility, bad debt allowance was increased to 4.4% of debtors compared to 2.2% in 2001. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition."

        Taxes receivable represents VAT (value added tax) due from the state budget. The increase to $68.4 million at December 31, 2002 from $34.9 million at December 31, 2001 was primarily due to the following: (1) the overall increase in sales: we charge customers 10% VAT on most of our dairy and juice products, whereas the VAT that we are charged on most of our purchases is 20%; (2) significant purchases of property, plant and equipment, the VAT on which can only be offset against VAT payable when the assets have been put into operation: we had $95.8 million of construction-in-progress at December 31, 2002 compared to $36.9 million at December 31, 2001. Under existing tax legislation we are able to offset this VAT against income taxes and other taxes payable to the state, which for the years ended December 31, 2002 and 2001 amounted to $4.0 million and $4.8 million, respectively and to recover from the state budget. We intend to take all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition".

        Inventory in both our dairy and juice segments primarily consisted of raw materials and finished goods. Turnover of inventory in days as of December 31, 2002 amounted to 55 days, as compared to 54 days as of December 31, 2001. The relatively high number of days in inventory is a reflection of our wide product range. We believe inventory is well controlled and appropriately managed as reflected by our minimal need for reserves for damaged or out-of-date product.

        Trade accounts payable decreased to $40.1 million at December 31, 2002 from $48.6 million at December 31, 2001. This is a reflection of tighter payment terms applied to apple concentrate supplies due to the low harvest in 2002, and a year-end payment to Tetra Pak, our major supplier of packaging materials, in the amount of $29.2 million, based on our contractual arrangements. Trade payables averaged 30 days as of December 31, 2002 and 36 days as of December 31, 2001.

Cash Flows

        A summary of our cash flows from continuing operations were as follows:

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Cash flows (used in) provided by operating activities	(6,863)	12,591	16,771
Cash flows used in investing activities—cash paid for the acquisition of subsidiaries	(39,571)	(8,855)	(4,361)
Cash flows used in investing activities—cash paid for the acquisition of property, plant and equipment	(78,505)	(45,417)	(17,551)
Cash provided by financing activities	152,600	44,613	21,581

        In 2002, the major sources of our liquidity were our initial public offering proceeds of $162.1 million and bank loans. Net cash used in operating activities in 2002 was $6.9 million, compared with a $12.6 million net cash inflow in 2001. The negative cash flows in 2002 are primarily attributed to an increase in accounts receivable ($34.9 million), taxes receivable ($32.9 million) and a decrease in trade accounts payable ($13.3 million).

        We spent $122.7 million on our investment activities in 2002, including acquisitions of property, plant and equipment of $78.5 million, acquisitions of subsidiaries of $39.6 million, investments in direct financing leases of $1.8 million and other investment activities of $2.8 million.

        Proceeds from the initial public offering were primarily used to finance our investment activities and repay loans bearing the highest interest rates.

        In 2001, net cash provided by operating activities was $12.6 million, a decrease of 24.9% over 2000. This decrease is primarily attributable to increases in our inventories ($30.3 million), trade accounts receivable ($14.1 million), as well as taxes receivable ($13.9 million). These changes were due to the overall increase in our business.

        In 2001, we spent $8.9 million on the acquisition of subsidiaries, which was double that of 2000. The acquisitions were made in different regions of Russia and in the Ukraine.

        Following our expansion strategy, we continued to purchase property, plant and equipment during 2001 in order to increase production facilities in our new and existing subsidiaries. As a result, we acquired 2.6 times more equipment in 2001 than in 2000 in anticipation of the expected positive development of the macroeconomic situation in Russia.

        In 2001, our main sources of financing for the acquisition of subsidiaries and acquisition of property, plant and equipment were short- and long-term debt which increased by $54.3 million as at December 31, 2001 over December 31, 2000 level. Net cash provided by financing activities in 2001 was $44.6 million, which primarily reflects the increase in short- and long-term loans and $16.8 million of bonds issued in November 2001.

        In 2000, net cash provided by operating activities of continuing operations was $16.8 million, which is primarily attributable to an increase in both net income and trade accounts payable offset by a rise in inventories and accounts receivable. Net cash used in investing activities of continuing operations was $27.8 million, which primarily related to investments in property, plant and equipment and acquisitions of subsidiaries. Net cash provided by financing activities was $21.6 million, which primarily reflects the increase in short- and long-term debt and pay-out of dividends.

        Currently, cash transfers between us and our subsidiaries and between our subsidiaries are mainly comprised of intercompany loans, repayment of principal and interest on intercompany loans, investments in share capital and dividend distributions. Dividends may be declared on an annual basis based on a recommendation by the board of directors approved at shareholders meeting. Dividends must be paid out of net earnings and may not exceed undistributed net profit determined under Russian statutory accounting principals.

Debt

        In 2002, we continued to adhere to our core financial policies aimed at minimizing borrowing costs and reducing financial risks through:

  •
  Diversification of the debt portfolio by currency, maturity, and loan type in order to reduce interest rate, liquidity and exchange rate risks.

  •
  Diversification of cash flows among several core relationship banks in order not to become dependent on a single liquidity provider.

  •
  Development of a multifaceted relationship with banks to take advantage of packaged service discounts.

Principal sources of liquidity

        Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and borrowings under short-term credit facilities. We also rely on long-term borrowings and domestic and international securities offerings to finance capital expenditures and acquisitions. We expect to finance future liquidity needs through cash flows from operations and additional external indebtedness. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain short-term and long-term indebtedness. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations".

Short-Term and Long-Term Loans

        Short-term and long-term loans as at December 31, 2002 amounted to $101.1 million, which represents a 3.9% decrease over December 31, 2001. Our short-term loans as at December 31, 2002 and 2001 are summarized in the following table:

		At December 31,
	Weighted average interest rate as at December 31, 2002
		2002	2001
		(in thousands)
Bank of Moscow	16.5%	$27,491	$—
Sberbank	16.0%	23,049	34,866
Moscow Business World Bank	16.3%	14,133	6,966
International Moscow Bank	10.5%	8,146	—
Vneshtorgbank	18.0%	6,292	9,481
Citibank (Ukraine)	21.4%	3,684	—
Commerzbank	6.6%	3,098	3,000
Moscow City Government	7.4%	2,887	10,596
Alfa Bank	17.0%	1,573	13,033
Citibank T/O	19.5%	692	2,986
Rosdorbank	—	—	6,470
Other	21.0%	3,005	4,530

		$94,050	$91,928

        The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)
Russian rubles	$81,524	$67,494
U.S. dollars	8,000	22,137
Euro	98	854
Other currencies	4,428	1,443

	$94,050	$91,928

        Our long-term loans position as at December 31, 2002 and 2001 is summarized in the following table:

		At December 31,
	Weighted average interest rate as at December 31, 2002
		2002	2001
		(in thousands)
ING Bank (Eurasia)	3.7%	$5,190	$4,154
Aval	13.0%	520	1,259
Raiffeisenbank	4.4%	477	1,105
Alfa Bank	—	—	3,980
Moscow Industrial Bank	—	—	1,121
Other	8.9%	842	1,643

		$7,029	$13,262

        The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)
U.S. dollars	$3,958	$6,389
Euro	2,745	3,978
Russian rubles	326	1,636
Other currencies	—	1,259

	$7,029	$13,262

        Our overall loan level decreased by $4.1 million as of December 31, 2002 compared with December 31, 2001 as a result of an increase in our own financial resources. As of December 31, 2002 we had total committed but unused borrowing of $5.0 million under short-term facilities and $3.2 million under long-term facilities. Our principal lenders are as follows:

        BANK OF MOSCOW—we had five ruble-denominated short-term loans and lines of credit with the Bank of Moscow as of December 31, 2002, amounting to $27.5 million. These loans are primarily utilized for working capital purposes. The average interest rate on these loans is 16.5%. These borrowings are secured with property, plant and equipment and inventory.

        SBERBANK—we had eleven ruble-denominated short-term loans and lines of credit with Sberbank as of December 31, 2002, amounting to $23.0 million. These loans are primarily utilized for working capital purposes and for the purchase of raw materials and plants and equipment. The average interest rate on these loans is 16.0%, and most of these loans are secured with property, plant and equipment and inventory.

        MOSCOW BUSINESS WORLD BANK ("MDM Bank")—we had five ruble-denominated short-term loans with MDM Bank as of December 31, 2002, amounting to $14.1 million. These loans are primarily utilized for the financing of working capital. The average interest rate on these loans is 16.3%. These loans are unsecured.

        INTERNATIONAL MOSCOW BANK ("IMB")—we had one U.S. dollar-denominated short-term loan and one ruble-denominated short-term loan with IMB as of December 31, 2002, amounting to $5.0 million and $3.1 million, respectively. These loans are primarily utilized for working capital purposes and for the purchase of plant and equipment. The interest rates are LIBOR plus 5.4% on the U.S. dollar-denominated loan, and 16.5% on the ruble-denominated loan. These loans are secured with property, plant and equipment and inventory.

        VNESHTORGBANK—we had one ruble-denominated short-term line of credit with Vneshtorgbank as of December 31, 2002, which is utilized for working capital purposes. The interest rate is 18%, and this line of credit is secured with plant and equipment for $6.3 million.

        COMMERZBANK—we had one U.S. dollar-denominated short-term line of credit, one euro-denominated short-term loan, and one euro-denominated long-term line of credit, amounting to $3.0 million, $0.1 million and $0.3 million, respectively, as of December 31, 2002. The interest rates are one-month LIBOR plus 5.25%, one-month EURIBOR plus 3.5%, and one-month EURIBOR plus 2.0%, respectively. These borrowings are primarily used for the purchase of plant and equipment. These borrowings are unsecured.

        MOSCOW CITY GOVERNMENT ("MCG")—we had three MCG loans amounting to $2.9 million as of December 31, 2002. These loans are provided by the MCG as we produce milk, which is regarded by the MCG as a vital product. As a result, these loans have a favorable interest rate equal to one third of the Central Bank of Russia's rate, which was 21.0% at December 31, 2002. These loans are seasonal, as they are used to finance our dry milk production during July to September of each year. Some of these loans are guaranteed by Sberbank.

        CITIBANK (UKRAINE)—we had one line of credit and two Ukrainian grivna-denominated loans, amounting to $0.3 million and $3.4 million, respectively, as of December 31, 2002. These borrowings are used for working capital purposes. The interest rates are 16.0% on the line of credit and 22.0% on the loans. The borrowings are secured with property, plant and equipment and inventory, and are guaranteed by ZAO KB Citibank (Moscow).

        ALFA BANK—we had one short-term ruble-denominated line of credit amounting to $1.6 million as of December 31, 2002, which is used for working capital purposes. The interest rate is 17.0%. This line of credit is unsecured.

Bonds

        On November 1, 2001, our subsidiary LMK issued unsecured ruble-denominated bonds amounting to 500,000,000 rubles ($15.7 million at the December 31, 2002 exchange rate). The bonds are unconditionally guaranteed by WBD Foods and mature 1,093 days from November 1, 2001. Interest is payable every three months until maturity. The interest rate is recalculated every quarter using formulas based on market rates and Central Bank of Russia refinancing rates. For the first quarter, the interest was fixed at 22.75%. For the period from November 1, 2002 to January 31, 2003 the interest rate was 18.0%. LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.

        During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at the December 31, 2002 exchange rate). For the first year, interest was fixed at 30.0%; for the period from December 1, 2002 to December 1, 2003 the interest rate is 18.0%.

        On April 15, 2003, we issued ruble-denominated bonds on the Moscow Interbank Currency Exchange amounting to 1.5 billion rubles ($48 million at the April 15, 2003 exchange rate) to Russian institutional investors, guaranteed by Vitafrukt, one of our juice subsidiaries. The bonds mature on April 11, 2006. Interest is payable semi-annually. For the first coupon payment, interest is fixed at 12.9%, and subsequent interest payments will be indexed to the inflation rate. The bondholders have the right to demand prepayment in the event of payment defaults in relation to debt in excess of $10 million or if certain financial tests are not met.

        On May 21, 2003 we completed a US$150 million Eurobond Regulation S/144A transaction. The transaction is structured as loan participation notes issued by UBS (Luxembourg) S.A. for the sole purpose of funding a loan to us pursuant to a Loan Agreement guaranteed by our subsidiaries Lianozovo Dairy Plant, Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann pursuant to a guarantee. The notes were issued at par and mature on May 21, 2008. Interest is payable semi-annually at 8.50%. The notes are listed on the London Stock Exchange. The net proceeds we received from the loan were $147.9 million. We intend to use approximately U.S. $100 million of the aggregate proceeds of the loan and the April 2003 ruble-denominated bond to fund capital expenditures and approximately U.S. $95 million to refinance certain existing short-term indebtedness.

Capital Expenditures

        Our total capital expenditures in 2002, excluding acquisitions, amounted to $136.1 million including $78.5 million of cash expenditures, $56.8 million of vendor credits and $0.8 million of capital government grants. Capital expenditures in our dairy segment amounted to $99.7 million and related to the installation of yogurt, soft cheese, dairy dessert and other production lines, the installation of bottling lines and the reconstruction of acquired production facilities. Capital expenditures in our juice segment amounted to $26.5 million and related to the installation of new production lines, the conversion of the Ramensky plant from a dairy to a juice production facility and the modernization of warehouse facilities acquired. Capital expenditures in our water segment amounted to $5.6 million and related to the construction of the water plant at Okulovka in the Novgorod region and the installation of bottle blowing and water bottling lines. Our corporate and common capital expenditures, including those relating to the completion of the construction of our office building, totaled $4.3 million. Common capital expenditures refer to assets used in the production of juice and milk.

        Our capital expenditures, excluding acquisitions, for the period from 2000 to 2002 are set forth in the following table:

	Year ended December 31,
	2000	2001	2002	Total
		(in millions)
Dairy segment	$20.1	$30.8	$99.7	$150.6
Juice segment	2.2	9.8	26.5	38.5
Water segment	1.5	0.1	5.6	7.2
Corporate and common expenditures	1.6	17.0	4.3	22.9

Total capital expenditures	$25.4	$57.7	$136.1	$219.2

        Our estimated capital expenditures, excluding acquisitions, for the period from 2003 to 2005 are set forth in the following table:

	Year ended December 31,
	2003	2004-2005	Total
	(in millions)
Dairy segment	$81.0	$232.9	$313.9
Juice segment	60.4	94.2	154.6
Water segment	6.6	12.0	18.6
Corporate and common expenditures	6.5	10.0	16.5

Total capital expenditures	$154.5	$349.1	$503.6

        Our estimated future capital expenditures are forward-looking statements and actual capital expenditures may differ materially from those described above. See "Cautionary Statement Regarding Forward-Looking Statements." We intend to finance our capital expenditures through cash inflows from operating activities and external sources of finance, including a portion of the aggregate proceeds from our May 2003 Eurobond-related loan and our April 2003 ruble-denominated bond. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry."

Acquisitions of Subsidiaries

        During 2002, 2001 and 2000 we made a number of acquisitions for a total consideration of $39.6 million, $15.0 million and $4.4 million, respectively, with the goal of entering into new markets and strengthening our operational presence in the regions of Russia, Ukraine and Kyrgyzstan:

	Direct ownership interest acquired, %	Cash cost of investment
		(in thousands)
2002
Roska	100	$11,634
Ruselectrocenter (Tomilino)	100	6,000
Kharkovsky Dairy Plant	82	5,136
ZDMP—minority interest	25	5,000
Depsona	95	3,458
Novokuibyshevsk Moloko	87	2,900
Burynsky Dairy Powder Factory	76	1,723
Tujmazinsky Molokozavod	85	1,552
Veidelevsky Factory	100	335
Gulkevichsky Butter Factory	52	297
Other	various	1,536

Total 2002		$39,571

2001
KMMZ	60	$3,986
Ufamolagroprom	50	5,500
TsMK—minority interest(1)	10	1,156
Anninskoye Moloko	100	1,050
Rubtsovsky Dairy	100	1,040
LMK—minority interest	15	900
TsMK—minority interest	15	190
TsMK—minority interest(1)	5	500
Other	various	690

Total 2001		$15,012

2000
Bishkeksut	67	$453
Molochny Kombinat—"MK"—minority interest	57	3,775
Other	various	133

Total 2000(2)		$4,361

Notes:

(1)
This amount represents a partial cash payment in respect of 9.6% of the outstanding common stock of TsMK. The remaining consideration was a share of participation in WBD Foods LLC, which was subsequently exchanged for 448,000 shares of WBD Foods OJSC at a value of $18 per share, the estimated market value per share of WBD Foods OJSC in April 2001. See also Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

(2)
This total excludes the acquisition of the Breweries which were treated as discontinued operations.

        Below is a description of the major acquisitions, both acquisitions of minority interests and acquisitions of new companies.

        In July 2002, we acquired a 100% interest in Roska, a St. Petersburg dairy company, for $11.6 million. The results of Roska's operations have been included in our Consolidated and Combined Financial Statements from July 31, 2002. Through this major acquisition, we established our dairy production capacity in the North-West region of Russia.

        In October 2002, we acquired a 100% interest in Ruselectrocenter (Tomilino) for $6.0 million. The results of Ruselectrocenter's operations have been included in our Consolidated and Combined Financial Statements from October 31, 2002. The acquisition of this logistics base in the Moscow region will provide us with a key warehousing and distribution center for Moscow and the Moscow region.

        In October 2002, we acquired 95.4% of Depsona for $3.5 million. The results of Depsona's operations have been included in our Consolidated and Combined Financial Statements from October 1, 2002. This acquisition will give us a key additional source of domestic concentrates, reducing our exposure to volatility in the global market for juice concentrates.

        We increased our presence in Ukraine with the acquisition of 82.3% of the Kharkovsky Dairy Plant in June 2002 for $5.1 million, and with the acquisition of 76.0% of the Burynsky Dairy Powder Factory in the Sumy region, Northern Ukraine in November 2002 for $1.7 million, to ensure a supply of quality raw powdered milk for Ukrainian production. The results of Kharkovsky Dairy Plant's operations have been included in our Consolidated and Combined Financial Statements from July 1, 2002 and the results of the Burynsky Dairy Powder Factory's operations have been included in our Consolidated and Combined Financial Statements from December 1, 2002.

        We also increased our ownership in the Moscow Baby Food Plant (ZDMP) to 77.3% in June 2002 through the acquisition of an additional 25.1% from one of its shareholders for $5.0 million.

        Other key 2002 acquisitions include: the acquisition of a controlling stake in Novokuibyshevskmoloko in the Samara region, Central Russia, specializing in dry fat-free milk, dairy products and fermented milk products, and Tujmazinsky Molokozavod in the Republic of Bashkortostan, Western Siberia, providing a local supply of quality raw powdered milk in the Siberian region. The results of Novokuibyshevskmoloko's operations have been included in our Consolidated and Combined Financial Statements from June 30, 2002 and the results of Tujmazinsky Molokozavod operations will be included in our Consolidated and Combined Financial Statements from January 1, 2003.

        In April 2001, at the same time as WBD Foods LLC acquired an interest in LMK and Rodnik in exchange for shares of participation in WBD Foods LLC, an additional share of participation in WBD Foods LLC was exchanged for additional shares in TsMK. That exchange was accounted for as the acquisition of a minority interest in 2001.

        In July 2001 WBD Foods received the ownership for 15% of shares of LMK and TsMK acquired from the Moscow City Government. TsMK purchased 15% of LMK's shares for $0.9 million and invested $8.2 million of plant and equipment. LMK purchased 15% of TsMK's shares for $0.2 million and invested $5.5 million of plant and equipment. This agreement resulted from the Moscow City Government's desire to sell its remaining interests in these entities and the importance of these entities to our business. This acquisition was accounted for as the acquisition of minority interests in 2001.

        In March 2001, LMK acquired 60% of the outstanding common stock of Kiev Dairy No. 3 ("KMMZ"), one of the major dairy plants in Ukraine. The cost of acquisition was $4.0 million, which was paid in April 2000 to Alfa Bank in its role as agent broker for the acquisition of KMMZ. The ownership of these shares was not transferred to LMK until March 2001, as it was conditional on receiving Central Bank of Russia approval. The results of KMMZ have been consolidated from March 2001.

        In March 2001, LMK acquired 50.1% of the outstanding common stock of Ufamolagroprom, a leading dairy in Bashtorkostan. The cost of acquisition was $5.5 million, which was paid in cash. The results of Ufamolagroprom have been consolidated from January 2001.

        In June 2001, we also acquired a 100% interest in Rubtsovsky Dairy and in August 2001, we acquired a 100% interest in Dairy Anninskoye Moloko. The cost of both acquisitions was $1 million each. The results of Rubtsovsky Dairy and Dairy Anninskoye Moloko have been consolidated from July 2001.

        In December 2000, LMK acquired a further 57% of the outstanding common stock of MK (40% was acquired in September 1999 and accounted for at cost), a major milk producing plant in Timashevsk, Krasnodar region of Russia. The cost of acquisition was $6.5 million which was paid in cash ($2.7 million was paid in 1999, $3.8 million—in 2000). The results of MK have been consolidated from December 2000.

        See "Item 4. Information on Our Company—B. Business Overview—Business Strategy" for more information on our expansion strategy and Note 4 to our Consolidated and Combined Financial Statements included elsewhere in this document.

Contractual Obligations and Commercial Commitments

        In the ordinary course of business, our primary contractual obligations regarding cash involve debt service, including bank loans, bonds, and vendors equipment financing obligations.

        The table below summarizes our obligations and commitments to make future payments under long-term contracts, such as debt and vendors financing agreements.

	Payments due by periods At December 31, 2002
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Unconditional purchase obligations	$4,864	$1,213	$2,046	$1,460	$145
Vendor financing obligations	68,864	14,384	26,229	19,098	9,153
Other long-term obligations	697	130	567	—	—
Bonds payable	16,096	16,096	—	—	—
Long-term loans	7,029	2,483	3,554	992	—

Total contractual cash obligations	$97,550	$34,306	$32,396	$21,550	$9,298

        We do not have any contingent commitments as at December 31, 2002.

Environmental and Product Liability

        We are subject to the requirements of environmental laws and regulations. While we devote resources designed to maintain compliance with these requirements, there can be no assurance that we operate at all times in complete compliance with all such requirements. We could be subject to potentially significant fines and penalties for any noncompliance that may occur. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2002 we did not incur, and in 2003 we do not expect to incur, material capital expenditures for environmental controls. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production."

        We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and there can be no assurance that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated publicity may negatively impact our reputation in the Russian Federation, CIS and abroad, and adversely affect our results of operations."

Critical Accounting Policies and Estimates

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years then ended included elsewhere herein.

Estimates and assumptions

        The preparation of our financial statements in accordance with U.S. GAAP required our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Management reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments as necessary.

Allowance for Doubtful Accounts

        Our allowance for doubtful accounts reflects provisions for customers receivables to reduce receivables to amounts expected to be collected. We use significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated and Combined Financial Statements.

Inventory Valuation

        We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. Obsolete items are provided or written off. If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater then their carrying amounts, we would be required to adjust our inventories accordingly.

Depreciation periods for property, plant and equipment

        Depreciation periods of property, plant and equipment are based on estimated useful lives of related assets. The adoption of depreciation periods requires judgment in determining appropriate estimated useful lives over which the related assets will be utilized. In estimating useful lives, we consider factors such as our historical experience and the industry, manufacturers' estimates, anticipated use and our maintenance policies. As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment.

Recent Accounting Pronouncements

        During 2001, the Financial Accounting Standards Board ("FASB") issued several new accounting standards, including SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. We adopted SFAS No. 141, "Business Combinations" which was effective for business combinations consummated after June 30, 2001. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and discontinued amortization of goodwill as of such date.

        We completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on a comparison of the carrying amounts of our reporting units with the fair values of the reporting units, we determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

        The adoption on January 1, 2002 of the above mentioned standards did not have a material impact on our financial position or results of operations.

Accounting Pronouncements Issued But Not Yet Adopted

        During 2002, the FASB issued several new accounting standards, including SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Corrections, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". In November 2002, the FASB also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". These standards are not expected to have a material impact on our financial position or results of operations.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146, certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when we commit to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. We will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in our recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

Employee Stock Option Plans

        On August 30, 2002, our Board of Directors authorized management to develop a stock option plan for our officers and key employees. On January 31, 2003, an issue of 1.35 million additional shares was approved by the shareholders meeting to fund this stock option plan. The Board of Directors is currently formulating the terms and conditions of the plan.

Litigation

        For a description of current claims see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

Recent Developments

        For a description of significant developments since December 31, 2002, see "Item 8. Financial Information—B. Significant Changes." For a description of material contracts we have entered into since December 31, 2002, see "Item 10. Additional Information—C. Material Contracts."

  C.    Research and Development, Patents and Licenses, Etc.

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. Our product development department located at the Lianozovo Dairy Plant in Moscow had 21 employees as of December 31, 2002. It often cooperates with third parties such as Russian research institutions, specialized research firms and suppliers. In 1999 and 2000, we spent approximately $1.4 million to establish a department focused on new product development. In 2001, we spent approximately $1.3 million on activities associated with new product development, including $0.5 million directly on new product development and $0.8 million on the development of our own research center. During 2002, we spent approximately $0.9 million on new product development. For a more detailed discussion of new product development see "Item 4. Information on Our Company—B. Business Overview—New Product Development."

  D.    Trend Information

Dairy Segment

        In 2002, we witnessed an increase in the total supply of raw milk, which resulted in lower prices as compared to 2001. In 2003, we expect raw milk prices to remain stable in ruble terms and to increase in U.S. dollar terms due to the expected continued appreciation of the ruble against the dollar in real terms.

        In 2002, average prices for our products were higher compared with average prices in 2001 due to an increase in the share of high value-added products in our dairy segment product portfolio. We expect this trend to continue in 2003.

Juice segment

        In 2002, we witnessed price increase in juice concentrate and other ingredients and we expect this trend to continue in 2003 resulting in part from bad harvests and poor weather conditions in juice-concentrate producing regions. We do not expect this increase to be dramatic in 2003. However, prices may be influenced by weather conditions and the harvest.

        In 2002, average selling prices in our juice segment decreased as compared to 2001 due to significant price competition and the increased share of lower-price, lower-quality brands in our juice product portfolio as we expanded into the lower-income regions. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the difference in the product portfolio and consumer preferences in the regions. At the same time, however, we believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics.

Selling and distribution expenses

        Our selling and distribution costs increased in 2002 as compared to 2001, both in absolute terms and as a percentage of sales. In particular, our advertising, personnel and transportation costs increased, in large part as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. The continuation of these trends, taken together with the continuing competitive pressure on our prices, particularly in our juice business, and the continuing shift in our juice product-mix towards lower-priced products as we continue to expand into the regions, as discussed above, may have a negative impact on our operating income and net income in 2003 as compared to 2002.

        Except as discussed elsewhere in this document, we are not aware of any trends, uncertainties, demands and commitments or events that are reasonably likely to have a material effect on our sales, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. See also "Item 4. Information on Our Company—B. Business Overview—Dairy Products and Brands—Market Trends and Competition" and "Item 4. Information on Our Company—B. Business Overview—Juice Products and Brands—Market Trends and Competition," "Cautionary Statements Regarding Forward- Looking Statements" and "Item 3. Key Information—D. Risk Factors."

Item 6    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        Our directors and executive officers, and their respective ages and positions as of May 10, 2003, were as follows:

Name	Year of Birth	Position
David Iakobachvili	1957	Chairman
Sergei A. Plastinin	1968	Director and Chairman of Management Board
Guy de Selliers	1952	Director
Mikhail V. Dubinin	1969	Director
J.B. Mark Mobius	1936	Director
Michael A. O'Neill	1945	Director
Alexander S. Orlov	1948	Director
Vladimir N. Sherbak	1939	Director
Victor A. Tutelyan	1942	Director
Earnest Linwood Tipton	1934	Director
Evgeny G. Yasin	1934	Director
Vladimir Preobrajensky	1961	Chief Financial Officer, Management Board Member
Maxim Byrdin	1972	Head of Dairy Business Unit, Management Board Member
Dmitri Kolokatov	1973	Head of Juice Business Unit, Management Board Member
Leonid A. Kompaniets	1957	Management Board Member
Mikhail V. Kondyrev	1970	Head of Mineral Water Business Unit, Management Board Member
Dmitri V. Kuprianov	1972	Management Board Member
Pavel A. Smirnov	1972	Management Board Member

Note:

(1)
Party to the Amended and Restated Partnership and Cooperation Agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our ADSs and notes."

        David Iakobachvili has served as Chairman of our Board of Directors since June 8, 2001. He also serves as chairman of the board of directors of the following companies: Prospect OJSC, a utility repair and services company, and Metelitza-Club CJSC, an entertainment and restaurant company. In addition, he is a director of Trinity LLC, a technical equipment and services company, and Aeroport Financial Services Limited, an investment company. Mr. Iakobachvili owns 6.4% of our outstanding stock.

        Sergei A. Plastinin serves as the Chairman of our Management Board, which is our chief executive officer position. In 1993, he served as General Director of UT Center LLC; from 1994 to 1995 he was General Director of NPP of Juices and Drinks JSC; from 1996 to 1998 he was Deputy Director of PK Lianfruct JSC; from 1996 to 1998 he served as Deputy Director of Production of Foods CJSC; and from 1998 to 1999 he was Deputy Director of Lianozovo Dairy Plant. Since 1996, Mr. Plastinin has acted as Executive Director of PAG Rodnik CJSC. In 1998, Mr. Plastinin has served as Deputy General Director of Production and Trade Group WBD CJSC. In addition, since 1998 Mr. Plastinin has acted as a consultant to Lianozovo Dairy Plant. All of these companies either currently are or formerly were a part of our group of companies. Mr. Plastinin owns 12.2% of our outstanding stock.

        Guy de Selliers received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain. Currently, Mr. de Selliers acts as Chairman of Leader Capital, a project equity fund. During 1998-2000, he acted as Chairman, Head of Europe, of Fleming Investment Bank. Mr. de Selliers is also a director in Solvay S.A., a global group of pharmaceutical and chemical companies, Norilsk Nickel, and an advisory director to Fortis, an international financial services provider. He was also a Deputy Vice President of EBRD from 1991 to 1997. He acted as Chief Executive Officer of MC.BBL investment bank from 1997 to 1998.

        Mikhail Dubinin served as Deputy General Director of ISSA, one of the first companies of our group, from 1992 to 1993. From 1993 to 1994 he was the General Director of UT Center LLC; from 1994 to 1995 he was Executive Director of NPP of Juices and Drinks JSC; from 1995 to 1996 he was President of Trade Company WBD CJSC; from 1996 to 1997 he was consultant at Trade Company WBD CJSC; from 1997 to 1998 he served as Deputy Director (Economic Affairs) of Lianozovo Dairy Plant; from 1998 to 2002 he was Deputy General Director of Production and Trade Group WBD. All of these companies either currently are or formerly were a part of our group of companies. Mr. Dubinin owns 10.2% of our outstanding stock.

        J.B. Mark Mobius joined the Templeton organization in 1987 as president of Templeton Emerging Markets Fund Inc. in Hong Kong. Dr. Mobius has spent over thirty years working in Asia and other parts of the emerging markets world. As a result of his experience, in 1999 Dr. Mobius was appointed joint chairman of the World Bank and Organization for Economic Cooperation and Development (OECD) Global Corporate Governance Forum's Investor Responsibility Taskforce. He has been a member of the board of directors of Lukoil since 2002. Dr. Mobius holds Bachelor's and Master's degrees from Boston University, as well as a Ph.D. in economics and political science from the Massachusetts Institute of Technology. Dr. Mobius has studied at the University of Wisconsin, University of New Mexico, and Kyoto University in Japan.

        Michael A. O'Neill received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967. He is also a Board member of Efes Brewers International, ZAO Perekriostok and CTEK—Moscow. From 1989 to 1991, Mr. O'Neill was Deputy Region Manager of the Coca-Cola Company. From 1991 to 1997 he was the Region Manager of Eurasia of the Coca-Cola Company. From 1997 to 2000, Mr. O'Neill was the President of Nordic and Northern Eurasia Division of the Coca-Cola Company. In 2000, Mr. O'Neill retired from the Coca-Cola Company and he has acted as consultant to it since then.

        Alexander S. Orlov was director of the milk department of Moscow Baby Food Plant from 1992 to 1994; from 1994 to 1997, Mr. Orlov served as General Director of Moscow Baby Food Plant; from 1997 to 1998 he was General Director of Lianozovo Dairy Plant. From May 1998 through December 2002, Mr. Orlov has served as General Director of Production and Trade Group WBD. In addition, Mr. Orlov acts as a consultant to Lianozovo Dairy Plant and as Deputy Chairman (but not a member) of our Management Board. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Milk Industry in 1975. Mr. Orlov owns 6.2% of our outstanding stock.

        Vladimir N. Sherbak graduated from Krasnodar Polytechnic Institute in 1966 and from the Academy of Social Science of the Central Committee of the Communist Party in 1982. From 1996 to 1999 Mr. Sherbak was Deputy Minister of Agriculture of the Russian Federation; from 1999 to 2000 he was Deputy Prime Minister of the Russian Federation for Agriculture.

        Earnest Linwood Tipton has served on the International Dairy Food Association (IDFA) and its organizations for over 35 years in various posts, culminating with his appointment to President and CEO in 1983. He is a respected resource on agricultural trade policy for Capitol Hill and federal agencies, and he has served as an advisor under both Republican and Democratic administrations, including his presidential appointment to the National Commission on Agricultural Trade and Export Policy in 1984. Mr. Tipton is a past president and chairman of the board of the National Economists Club and the National Economic Education Foundation. Prior to joining IDFA, he worked as an economist for a milk producers' cooperative and as a dairy economic consultant. Mr. Tipton also served as an officer in the U.S. Army Finance Corp. and holds Bachelor's and Master's degrees from the University of Missouri.

        Victor A. Tutelyan graduated from the Moscow Medical Institute in 1965. He is an academician of the Russian Academy of Medical Science and has been the chief secretary of its Presidium since 2000. Currently, Mr. Tutelyan is the head of the Institute of Nutrition of the Russian Academy of Medical Science. From 1980 to 2000, Mr. Tutelyan was the Deputy Director of the Institute of Nutrition of the Russian Academy of Medical Science.

        Evgeny G. Yasin graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics. He has been a professor in the High School of Economy of the State University since July 1998. Currently, Mr. Yasin serves as a director of Vostokenergo OJSC. From 2000 to 2002 he served as a director of VimpelCom OJSC. From 1991 to 1994, Mr. Yasin was the Director of Economic Policy for the Russian Society of Manufactures and Entrepreneurs. In 1994, he was the head of the Analytical Center of the Administration of the Russian President. From 1994 to 1998, Mr. Yasin was the Minister of Economy of Russia. In 1998, Mr. Yasin acted as a Minister for the Russian government.

        Vladimir Preobrajensky graduated from the Moscow Aviation Institute in 1984. He has also studied at Moscow State University, the London Business School and Harvard University. Mr. Preobrajensky has served as our Chief Financial Officer since July 2002 and is currently a member of our Management Board. From May 1999 until May 2001, he served as the Chief Financial Officer and Vice President for Business Development of Vimpel Communications.

        Maxim Byrdin joined the Company in 1993 and served as the Executive Director of Trade Company WBD from 1995 until 1997. Currently, Mr. Byrdin serves as a member of our Management Board and as Head of the Dairy Business Unit. Mr. Byrdin graduated from the State Academy of Management in 1994.

        Dmitri Kolokatov served as the Managing Director for Trade Company WBD from 1998 until 2000 and currently serves as a member of our Management Board and as Head of the Juice Business Unit. From 1996 through 1997, Mr. Kolokatov was the marketing manager at GR&T, and from 1995 through 1996 he was the marketing manager at Merloni Electrodomestici. Mr. Kolokatov graduated from the Moscow Aviation Institute in 1996.

        Leonid A. Kompaniets served as Head of the Hardware Department from 1982 to 1984, as Production Manager from 1984 through 1986, and as Chief Engineer in 1997 at the Moscow Baby Food Plant. From 1987 to 1994, Mr. Kompaniets served as the Production Manager at the Lianozovo Dairy Plant, and from 1994 to 2001 he served as the Production Director at the Lianozovo Dairy Plant. Since 2001, Mr. Kompaniets has served as Director of Operations at the Lianozovo Dairy Plant. In addition, he is a member of our Management Board. Mr. Kompaniets graduated from the Moscow Technological Institute of the Meat and Dairy Industry in 1979, and from the Moscow Institute of Electronic Mechanical Engineering in 1984.

        Mikhail V. Kondyrev joined Trade Company WBD CJSC in 1995 as a sales manager. During 1996 he served as the lead manager of our priority clients department and subsequently as head of this department. In 1997 he served as the head of our new project development department. Since 1998, Mr. Kondyrev has been the head of the strategic development department at the Lianozovo Dairy Plant. He is also currently the head of our Mineral Water Business Unit and a member of our Management Board.

        Dmitri V. Kuprianov has served as the Head of the Human Resources Department of the Lianozovo Dairy Plant since September 1998. He is also currently a member of our Management Board. Mr. Kuprianov graduated from Moscow State University in 1998.

        Pavel A. Smirnov joined Trade Company Wimm-Bill-Dann in 1997 as an expert analyst. From 1998 to 1999 he served as the Acting Head of the Dairy Product Development Department of the Lianozovo Dairy Plant. Since August 1999, Mr. Smirnov has served as Head of the Marketing Department of our Dairy Business Unit and as a member of our Management Board. Prior to joining us, Mr. Smirnov worked at the Central Research Institute of the Ministry of Defense of the Russian Federation after graduating from the Dzerzhinsky Military Academy in 1995.

        Several of our employees are related to members of our Board of Directors or senior management. In particular, Alexander S. Orlov's son works for WIMM-BILL-DANN Germany GmbH; the father of Evgeny L. Yaroslavsky, who is a member of our controlling group of shareholders and on the board of directors of a number of our subsidiaries, is an administrator of one our buildings; the wife of Roman V. Bolotovsky, our general counsel, is an engineer at Tsaritsino Dairy Plant; and the wife of Victor Y. Yevdokimov, who is a member of the board of directors and management of a number of our subsidiaries, is an engineer at Tsaritsino Dairy Plant.

  B.    Compensation of Directors and Senior Management

        In 2002, the aggregate amount of compensation paid to the directors, executive officers and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $1.9 million. No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2002.

        Pursuant to internal guidelines governing the activities of our Board of Directors, each independent director was compensated $50,000 during 2002 (pro rated for those who served less than a full year) plus all transportation and lodging expenses incurred in connection with board meetings. From 2003, we will compensate each board member $50,000 annually, plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board will be compensated $300,000 annually plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities.

  C.    Board Practices

  Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eleven members, seven of whom are independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See "—General Meetings of Shareholders" for more information regarding the competence of our shareholders' meetings. The members of our Board of Directors, as well as the members of the board of directors of our subsidiaries, do not serve pursuant to a contract, though we plan to conclude such contracts in the near future.

        All of our directors were elected on May 31, 2002, and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2003. The business address for all of our officers and directors is 16 Yauzsky Boulevard, Moscow 109028, Russian Federation.

  Management Board

        The size of our Management Board, which consists of our executive officers, is determined by the Board of Directors and currently consists of 8 members: S. Plastinin, V. Preobrajensky, P. Smirnov, M. Byrdin, D. Kolokatov, M. Kondyrev, L. Kompaniets and D. Kuprianov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management.

  Chairman of the Management Board

        The Board of Directors appoints the Chairman of our Management Board, our chief executive officer, for a term of three years. The rights, obligations and the times and amounts of payment for the Chairman's services are determined pursuant to our Charter and by contract. The Chairman of the Management Board is responsible for day-to-day management of our activities.

  Audit Committee

        Our Audit Committee was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to a Charter approved by the Board. It is currently comprised of three independent directors, G. de Selliers, E. Linwood Tipton and V. Sherbak, appointed by the Board of Directors on April 24, 2003. The goals and objectives of the Audit Committee, as set forth in the Charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of :

  •
  our financial statements and the processes of their preparation;

  •
  our internal accounting and financial control system;

  •
  work of the internal audit service and independent auditors;

  •
  qualifications and independence of the independent auditors;

  •
  our compliance with ethical principles; and

  •
  requirements of legislative and normative acts.

        According to the Charter, the Audit Committee shall meet, separately from the non-independent directors, at least once during each fiscal quarter and more frequently as the Committee deems desirable.

  Disclosure Committee

        Our Disclosure Committee was formed on March 24, 2003 by order of the Chairman of our Management Board. It is composed of V. Preobrajensky, R. Bolotovsky, M. Byrdin, D. Kolokatov, D. Kuprianov, E. Laryushkina and J. Yadegar. Ms. Laryushkina is our Financial Controller and Mr. Yadegar is our Deputy Chief Financial Officer for Investor Relations. The Disclosure Committee functions pursuant to a Charter and meets as determined by the Committee. It is directly supervised by and reports to the Chairman of the Management Board and Chief Financial Officer.

        According to its Charter, the Disclosure Committee is tasked with:

  •
  overseeing the gathering, evaluating and reporting of information relating to our disclosure obligations;

  •
  evaluating our system of disclosure controls and procedures; and

  •
  preparing written confirmations relating to our observance of the information disclosure rules and principles.

        As set forth in the Charter, the Disclosure Committee is also responsible for all aspects of information disclosure, including ensuring proper documentary execution, transmission, implementation and performance of our rules and principles of information disclosure as well as for coordinating the work of our legal department, external and internal auditors, and our other departments for the purpose of preparation our annual reports and other disclosure documents in accordance applicable law.

  Investment and Strategic Planning Committee

        Our Investment and Strategic Planning Committee was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of S. Plastinin, M. Dubinin, M. O'Neill and V. Tutelyan. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions, and strategic planning.

        According to the bylaws, the Investment and Strategic Planning Committee shall meet not less than once during each fiscal quarter.

  Personnel and Compensation Committee

        Our Personnel and Compensation Committee was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of A. Orlov, E. Yasin and J.B. Mark Mobius. According to the bylaws, the Personnel and Compensation Committee is tasked with assisting in the selection of Board of Directors candidates. Its members also assist the Management Board in formulating and implementing:

  •
  a uniform personnel policy for all of our subsidiaries;

  •
  a personnel appraisal, rotation, dismissal, education and training policy and administrative accounting standards;

  •
  a remuneration and compensation policy, as well as other incentive programs (stock option and pension plans, social programs); and

  •
  a corporate ethics and communications policy.

        According to the bylaws, the Personnel and Compensation Committee shall meet not less than once during each fiscal quarter.

  Audit Commission (for financial reporting under Russian law)

        The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has six members: N. Vasilieva, N. Kolesnikova, E. Gorshechnikova, E. Kuznetsova, N. Romanova and E. Smirnova. Our Audit Commission operates in accordance with terms set forth in specific guidelines.

  D. Employees

        In 2002, we had an average of 16,243 employees within Russia and the other countries of the CIS, including 8,812 production employees, 4,326 commercial employees and 3,105 administrative employees. We also had 18 employees in the Netherlands, Germany and Israel. We do not employ a significant number of part-time employees. To date, we have experienced a low level of departures, voluntary or otherwise. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production and Supply	Marketing and Distribution	General and Administration	Percent Increase over Prior Year
2002	8,812	4,326	3,105	43%
2001	7,162	1,996	2,177	75%
2000	4,280	881	1,305	16%

        Our personnel enjoy a relatively high level of social security. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in training sessions and taking courses. Starting in 1998, leading managers of our subsidiaries have been involved in programs to upgrade their professional skills through a program of the Russian government. We seek to maintain effective management teams at our regional subsidiaries by recruiting qualified new employees, transferring existing employees from our Moscow subsidiaries, as well as through customized retraining programs and on-site training in our Moscow subsidiaries. Programs for training local personnel have been or are being developed and implemented at each of our regional plants.

  E. Share Ownership

        Each ADS is the economic equivalent of one share of our common stock.

        The aggregate beneficial interest of our directors, senior management and employees as of December 31, 2002, was as follows:

Number of Shares of common stock	% of common stock outstanding
16,545,471	37.60%

        For further description of the individual interest of our directors and senior management, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Item 7    Major Shareholders and Related Party Transactions

  A.    Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our common stock as of May 10, 2003, of the following:

  •
  each person known by us to own beneficially any of our outstanding shares;

  •
  all our directors and executive officers; and

  •
  each of our shareholders that are sold shares in our initial public offering.

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding
Sergei A. Plastinin(1)(2)	5,351,421	12.16%
Mikhail V. Dubinin(1)	4,471,421	10.16%
David Iakobachvili(1)	2,818,347	6.41%
Gavril A. Yushvaev	8,272,948	18.80%
United Burlington Investments Ltd.	2,771,264	6.30%
Alexander S. Orlov(1)	2,738,282	6.22%
Mikhail I. Vishnyakov	1,357,798	3.09%
Evgeny L. Yaroslavsky	1,163,163	2.64%
Templeton Strategic Emerging Markets Fund LDC	518,000	1.18%
Viktor E. Evdokimov	264,405	0.60%
Other	1,865,307	4.24%
American Depositary Receipt Holders	12,407,644	28.20%
Total	44,000,000	100.00%

Notes:

(1)
Member of our Board of Directors.

(2)
Member of our Management Board.

        As of May 10, 2003, we had 44,000,000 shares of common stock outstanding. The total number of WBD ADSs outstanding was 12,407,644, representing underlying ownership of 28.20% shares, approximately 28.20% of our outstanding share capital. The shares underlying the ADSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights.

        Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control. From the date of completion of our initial public offering, February 14, 2002, there have not been any significant changes in the percentage ownership held by any major shareholders other than Aleksandrs Timohins' sale of 100% of his 6.95% stake to United Burlington Investments Limited in March 2003. In addition, in May 2003, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 4.0% of our total outstanding share capital. See "Item 3. Key Information—D. Risk Factors—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our ADSs and notes." In connection with this sale, we entered into a deposit agreement with Deutsche Bank Trust Company Americas.

        Since our initial public offering, Groupe Danone, our competitor in the dairy market, has acquired approximately 7.2% of our ADSs. As of the date of this annual report, certain of our shareholders are engaged in preliminary discussions in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of our shares by Groupe Danone. We have, at the request of these shareholders, cooperated in such preliminary discussions. As of the date of this annual report, no agreement with respect to price or other material terms or conditions of a transaction has been reached. Moreover, no assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. The terms of any such transaction may or may not be extended to our public shareholders.

  B. Related Party Transactions

        We entered into transactions with related and certain other parties. All transactions with the related parties were concluded on an arm's length basis. See Note 29 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

Disposition of Bank and Brewery Businesses

        As part of our corporate reorganization, in the spring of 2001 we disposed of our controlling interests in Expobank, a banking company, and Central European Brewing Company LLC, a holding company for four breweries. These dispositions were based on the desire to focus on our core dairy and juice business and to divest our ancillary operations before our initial public offering. These dispositions were completed through a distribution of shares of Expobank and Central European Brewing Company LLC to certain members of our controlling group of shareholders: Mikhail V. Dubinin, Alexander S. Orlov, Sergei A. Plastinin, Mikhail I. Vishnyakov, Gavril A. Yushvaev, Evgeny L. Yaroslavsky and Aleksandrs Timohins, several of whom are also members of our Board of Directors. See "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management" for a list of the members of our Board of Directors. In exchange, these same individuals simultaneously transferred their ownership in Tsaritsino Dairy Plant, totaling 55.3%, to Lianozovo Dairy Plant. The exchange was completed in April 2001. In addition, Mr. Vishnyakov, our shareholder, sold shares constituting 1.5% of Tsaritsino Dairy Plant to the Moscow Baby Food Plant in exchange for 5.0% of the shares of Expobank owned by the Moscow Baby Food Plant.

Trinity-Negus

        Trinity-Negus, a Russian security services company, provided us with security services in 2000, 2001 and 2002 for which we paid approximately $1.7 million, $2.2 million and $0.2 million, respectively. Trinity-Negus is a wholly owned subsidiary of Trinity LLC, in which two of our current shareholders, David Iakobachvili and Evgeny Yaroslavsky, are shareholders and directors, and Mikhail Vishnyakov is a director. Messrs. Iakobachvili, Yaroslavsky and Vishnyakov collectively own 17.4% of our common shares.

Adonis

        During 2002 and 2001, we paid for construction of an administrative building amounting to $2.3 million and $4.1 million, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders. The construction was capitalized as of December 31, 2002. As of December 31, 2002, there were no outstanding advances in respect of Adonis.

Poultry Factory Gorki-2

        During 2002 and 2001, we purchased milk from Poultry Factory Gorki-2, a closed joint stock company, which is controlled by members of the control group of shareholders, amounting to $0.3 million and $0.6 million, respectively. At December 31, 2002 and 2001 there were no outstanding accounts payable to Poultry Factory Gorki-2 in respect of milk received.

Expobank

        During 1999 and 2000, we maintained bank accounts at, and received debt financing from, Expobank, a Russian bank which we, at that time, controlled. In April 2001, we transferred our interest in Expobank to certain of our shareholders in exchange for shares owned by these shareholders in Tsaritsino Dairy Plant. See "—Disposition of Bank and Brewery Businesses" for a description of this exchange. These shareholders, on July 21, 2001, sold their interests in Expobank to MDM Bank, an unrelated entity. We received short-term financing of approximately $18.3 million and $7.8 million during 2000 and 1999, respectively, all of which was repaid within the year. Bank charges and interest relating to these financings were $176,000 and $271,000 for 2000 and 1999, respectively, with interest rates varying from 5% to 55% during 2000 and 29% to 39% during 1999. We currently have no debt outstanding from Expobank, and any future transactions with Expobank will be on arm's-length terms.

Sale of Shares to Templeton Strategic Emerging Markets Fund LDC

        On January 4, 2002, certain of our controlling shareholders, Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Aleksandrs Timohins, Alexander Orlov, Mikhail Vishnyakov, Evgeny Yaroslavsky, and Viktor Evdokimov, entered into an agreement, to which we are also a party, to sell a total of 518,000 of our shares, constituting approximately 1.48% of our shares prior to the completion of our initial public offering, to Templeton Strategic Emerging Markets Fund LDC for a total amount of approximately $10.0 million, or $19.2870 per share. As part of the agreement, Templeton Strategic Emerging Markets Fund LDC agreed to nominate Dr. Mark Mobius to our Board of Directors.

        Under the Templeton agreement, we had given Templeton a put option which it did not exercise and which expired upon the consummation of our initial public offering. We also provided a number of representations and warranties to Templeton, including representations and warranties regarding our capital structure, ability of selling shareholders to enter into the agreement and its enforceability, the accuracy of our audited financial statements as of and for the years ended 1999 and 2000, and the absence of any event which would have a material adverse effect on us since the date of those financial statements. Templeton does not have any registration rights agreement with us.

Brewery Volga, Volga-Invest and Moskvoretzky Brewery

        As of December 31, 2002, we had loan receivables from Brewery Volga, Volga-Invest and Moskvoretzky Brewery amounting to $0.7 million. These loans were interest-free, ruble-denominated and mature during 2003. The loans were provided in 2001 before the alienation of these breweries, described more fully above under "—Disposition of Bank and Brewery Businesses." From 2003, these loans will have an interest rate of 10% per annum.

Purchase of Stake in Moscow Baby Food Plant

        Mr. Alexander Orlov, a party to the Amended and Restated Partnership and Cooperation Agreement, owned 4,666, or 25.1%, of the outstanding shares of the Moscow Baby Food Plant, of which we beneficially owned 51%. Our Board of Directors and shareholders approved our purchase of this stake for approximately $5 million, and we purchased Mr. Orlov's 25.1% stake in June 2002.

Wimm-Bill-Dann Trans

        During 2002, 2001 and 2000 we received transportation services from Wimm-Bill-Dann Trans, a closed joint stock company that is our investee, amounting to approximately $6.0 million, $5.3 million, and $1.9 million, respectively. As of December 31, 2002, 2001 and 2000 advances paid to Wimm-Bill-Dann Trans in respect of transportation services amounted to $0.1 million, $0.2 million and $0, respectively.

Perekriostok

        One of the members of our Board of Directors is also a member of the Board of Directors of Trade House "Perekriostok," which buys dairy and juice products from us. Sales to Perekriostok in 2002 were $6.7 million. The amount due to us from Perekriostok at December 31, 2002 was $0.4 million.

  C. Interests of Experts and Counsel

        Not applicable.

Item 8    Financial Information

  A. Consolidated Statements and Other Financial Information

          8.A.1    See Item 18

          8.A.2    See Item 18

          8.A.3    See Report of Independent Auditors, page F-2.

          8.A.4    We have complied with this requirement.

          8.A.5    Not Applicable

          8.A.6    Not Applicable/See Item 18

          8.A.7    Litigation

        On May 23, 2003 a claim was filed with the Arbitration Court of the City of Moscow by our subsidiary, Fruit Rivers, in relation to a tax assessment in the amount of approximately $6.9 million (including interest and penalties) Fruit Rivers received from the Russian Tax Authority. In addition, on May 26, 2003, we received notice that an appeal was filed by the Russian Tax Authority with the Federal Arbitration Court of the Moscow District in a case relating to the Russian Tax Authority's assessment of approximately $2.4 million (including penalties) against Fruit Rivers. This appeal was subsequently dismissed by the Federal Arbitration Court of the Moscow District on June 16, 2003. For a more detailed description of these tax claims and our potential liability in relation thereto, see "Item 2. Key Information—D. Risk Factors—Risks Related to Our Financial Condition—If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations" and "—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations."

          8.A.8    Dividend Distribution Policy

        For a discussion of our policy on dividend distributions, see "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Law—Dividends and Dividend Rights."

  B. Significant Changes

        In January 2003, we acquired a 100% interest in Sibirsky Syr ZAO in the Siberian region for US$2.6 million. This acquisition provides us with a warehousing and refrigerating base adjacent to our principal Siberian production facility, Sibirskoe Moloko Dairy Plant.

        In March 2003, we commenced operations at our bottled water factory in the Novgorod Region. As of December 31, 2002 our total investment in the water segment amounted to $7.2 million.

        In March 2003, Aleksandrs Timohins sold of 100% of his 6.95% stake in our share capital to United Burlington Investments Limited.

        On April 15, 2003, we issued ruble-denominated bonds on the Moscow Interbank Currency Exchange amounting to 1.5 billion rubles ($48 million at the April 15, 2003 exchange rate) to Russian institutional investors, guaranteed by Vitafrukt, one of our juice subsidiaries. The bonds mature on April 11, 2006. Interest is payable semi-annually. For the first coupon payment, interest is fixed at 12.9%, and subsequent interest payments will be indexed to the inflation rate. The bondholders have the right to demand prepayment in the event of payment defaults in relation to debt in excess of $10 million or if certain financial tests are not met.

        On May 21, 2003 we completed a US$150 million Eurobond Regulation S/144A transaction. The transaction is structured as loan participation notes issued by UBS (Luxembourg) S.A. for the sole purpose of funding a loan to us pursuant to a Loan Agreement guaranteed by our subsidiaries Lianozovo Dairy Plant, Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann pursuant to a guarantee. The notes were issued at par and mature on May 21, 2008. Interest is payable semi-annually at 8.50%. The notes are listed on the London Stock Exchange. The net proceeds we received from the loan were $147.9 million. We intend to use approximately U.S. $100 million of the aggregate proceeds of the loan and the April 2003 ruble-denominated bond to fund capital expenditures and approximately U.S. $95 million to refinance certain existing short-term indebtedness.

        On May 23, 2003 a claim was filed with the Arbitration Court of the City of Moscow by our subsidiary, Fruit Rivers, in relation to a tax assessment in the amount of approximately $6.9 million (including interest and penalties) Fruit Rivers received from the Russian Tax Authority. In addition, on May 26, 2003, we received notice that an appeal was filed by the Russian Tax Authority with the Federal Arbitration Court of the Moscow District in a case relating to the Russian Tax Authority's assessment of approximately $2.4 million (including penalties) against Fruit Rivers. This appeal was subsequently dismissed by the Federal Arbitration Court of the Moscow District on June 16, 2003. For a more detailed description of these tax claims and our potential liability in relation thereto, see "Item 2. Key Information—D. Risk Factors—Risks Related to Our Financial Condition—If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations" and "—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations."

        In May, 2003, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 4.0% of our total outstanding share capital.

        As of the date of this annual report, certain of our shareholders are engaged in preliminary discussions in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of our shares by Groupe Danone. We have, at the request of these shareholders, cooperated in such preliminary discussions. As of the date of this annual report, no agreement with respect to price or other material terms or conditions of a transaction has been reached. Moreover, no assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. The terms of any such transaction may or may not be extended to our public shareholders.

Item 9    The Offer and Listing

        (Items 9A 1-3, 9A 5-7, B, D, E and F are not applicable.)

  A.4.    Market Price Information

        The following table sets forth the monthly high and low market prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market prices per ADS for each quarter since our initial public offering in February 2002; and the annual high and low market prices per ADS during 2002. Our ordinary shares are currently listed in Russia on the RTS and admitted for listing on MICEX.

	High	Low
May 2003	$20.99	$18.20
April 2003	$19.08	$17.63
March 2003	$19.69	$16.65
February 2003	$19.39	$17.02
January 2003	$18.97	$17.78
December 2002	$18.40	$16.35
First Quarter 2003	$19.69	$16.65
Fourth Quarter 2002	$20.50	$16.35
Third Quarter 2002	$21.50	$16.79
Second Quarter 2002	$24.95	$20.00
2002	$24.95	$16.35

  C. Markets

        Our ordinary shares are listed in Russia on the RTS and admitted for listing on MICEX. American Depositary Receipts, each representing one of our ordinary shares, have been listed on the New York Stock Exchange under the symbol "WBD" since February 8, 2002.

Item 10    Additional Information

  A.    Share Capital

        Not applicable.

  B.    Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

        Article 4.1 of our charter provides that our main goal is to earn a profit by providing the fullest and highest-quality satisfaction of the needs of legal entities and individuals for the products and services we offer.

Rights Attaching to Shares

        Pursuant to our charter, we have the right to issue registered common shares, preferred shares, and other securities provided for by legal acts of the Russian Federation with respect to securities.

Preferred shares may be issued only after corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

        We have issued only common shares. Holders of our common shares have the right to vote at all general meetings of shareholders. As required by the Federal Law on Joint Stock Companies and our charter, all of our common shares have the same par value and grant to the shareholders who own them an identical amount of rights. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders meetings and vote on all matters of shareholder authority;

  •
  transfer voting rights to its representative on the basis of a power of attorney;

  •
  elect candidates for the board of directors and audit commission;

  •
  if holding, alone or with other holders, 2% or more of the outstanding voting stock, within 30 days after the end of our fiscal year, make proposals for the annual shareholders' meeting and propose candidates for the board of directors, the management board, the counting commission, the audit commission and the general director;

  •
  if holding, alone or with other holders, 10% or more of the outstanding voting stock, demand from the board of directors the calling of an extraordinary shareholders meeting or an unscheduled audit by the audit commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it,

  –
  conclusion of a major transaction; and

  –
  amendment of our charter that restricts the holder's rights (in addition, there is some uncertainty under Russian law as to whether such repurchase right exists in relation to closed issuance of shares and convertible securities);

  •
  upon liquidation, receive a proportionate amount of our property after the company's obligations are fulfilled;

  •
  have free access to certain company documents and receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the outstanding voting stock, have free access to accounting documents and minutes of the company's collective executive body; and

  •
  exercise other rights of a shareholder given in our charter, under Russian legislation, and by decisions of shareholders meeting approved in accordance with its competence.

Preemptive Rights and Anti-Takeover Protections

        Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the following two conditions are met: (i) the shareholders did not participate in voting or voted against such subscription and (ii) persons other than the shareholders may subscribe for the shares pursuant to the subscription terms. Russian legislation also requires that any person that intends, either alone or with affiliates, to acquire 30% or more of the common stock of a company having more than 1,000 common shareholders must give at least 30, but no more than 90, days' prior written notice to the existing shareholders.

        Additionally, a person acquiring 30% or more of the common stock of a company with more than 1,000 shareholders, within 30 days of acquiring 30% or more, must offer to buy all of common stock or securities that are convertible into common stock at a price not lower than the weighted average acquisition price of the common stock over the six months before the date of acquisition of 30% or more of the common stock. This requirement also applies to any acquisitions of 5% or more of the outstanding shares of a company in over the 30% level. Failure to observe this requirement results in the limitation of the acquirer to voting only those shares which were purchased in compliance with this requirement. This requirement may be waived in a company's charter or by a resolution adopted by a majority vote at a shareholders meeting, excluding the votes of the person acquiring shares. Our charter does not contain a waiver in relation to, and our shareholders have not waived, this requirement. Russian legislation is unclear on whether this requirement applies to shareholders already owning over 30% of a company's common stock.

Dividends and Dividend Rights

        The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the annual dividends that we distribute to our shareholders. According to our charter, annual dividends are recommended to a shareholders meeting by a majority vote of the board of directors, and approved by an annual shareholders meeting by a majority vote. The annual dividend approved at an annual shareholders meeting may not be more than the amount recommended by the board of directors. Annual dividends are distributed to shareholders and nominal holders who were included in the company's register on the day on which the list of persons having the right to participate in the annual shareholders' meeting was compiled. See "—General Meetings of Shareholders—Notice and Participation." Dividends are not paid on treasury shares.

        The Federal Law on Joint Stock Companies allows dividends to be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets, minus the proposed dividend payment, is greater than the total of the company's charter capital and the company's reserve fund;

  •
  the company has repurchased all shares from shareholders having the right to demand repurchase; and

  •
  the company is not, and would not become as the result of payment of dividends, insolvent.

Distributions on Liquidation to Shareholders

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. Our charter allows us to be liquidated:

  •
  by a three-quarters shareholders meeting vote; or

  •
  by a court order.

        Following a decision to liquidate us, the right to manage its affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by shareholders meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which is at least two months from the date of publication of notice of liquidation by the liquidation commission.

        The Civil Code gives creditors the following order of priority during liquidation:

  •
  individuals owed compensation for injuries or deaths caused by a company;

  •
  employees;

  •
  secured creditors;

  •
  federal and local governmental entities claiming taxes and similar payments; and

  •
  other creditors in accordance with Russian legislation.

        The remaining assets of a company are distributed among shareholders in the following order of priority:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred stock and the liquidation value of the preferred stock, if any; and

  •
  payments to holders of common stock on a pro rata basis.

Risks Regarding Exercise of Rights Associated with ADSs

        The regulations governing nominee holders, custodians and depositaries are not yet well developed in Russia. The existing regulations could be interpreted as requiring a nominee holder or a depositary to obtain a license from the Russian authorities to act in that capacity with regard to shares of our common stock. This applies to both Russian and foreign nominee holders and depositaries. This could result in your inability to exercise your rights as a holder of our ADSs, including voting. The same problem may also affect the ability of the depositary to grant a discretionary proxy to a person designated by us if you do not give any voting instructions. Further, in the past, nominees have reportedly experienced difficulty in convincing registrars of their right to represent the beneficial holder and to obtain the benefits for the beneficial holders available under an applicable tax treaty. This could result in your inability to obtain the benefits due to you as a holder of our ADSs. However, the Federal Law on the Securities Markets provides that shares may be held by nominees entitled to receive dividends and to vote the shares on behalf of the beneficial owner upon receipt of the appropriate instructions from the beneficial owner. The nominee is required to provide information on the beneficial holder of the shares upon the demand of the registrar. Some of the difficulties initially experienced by investors appear to have been abated by the Federal Law on the Securities Markets and by the regulations on registrars that govern issues concerning nominees.

Approval of the Ministry of Antimonopoly Policy of the Russian Federation

        Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount or involving a company considered to have a dominant market position and which would result in a shareholder's (or a group of affiliated shareholders) shareholdings in a company equaling or exceeding 20% of the total shareholdings in a company must be approved in advance by the Ministry of Antimonopoly Policy of the Russian Federation.

Notification of Foreign Ownership

        Pursuant to Russian securities legislation, any foreign person or company acquiring shares in a Russian joint stock company must notify the Russian Federal Commission on Securities Markets of such acquisition on the date of such acquisition in the form and substance required by Russian securities legislation. In addition, foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than these requirements, there are no requirements or restrictions with respect to foreign ownership of shares in the Company.

Liability of Shareholders

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

  Share Capital Increase

        We may increase our charter capital by

  •
  issuing new shares, or

  •
  increasing the nominal value of already issued shares using the company's net income.

        Generally, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders meeting. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of their market value or the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The market value may not be set at less than the nominal value of the shares. The board of directors and an independent appraiser value any in-kind payments for the new shares.

        The Federal Commission on the Securities Market, under the power given to it by the Federal Law on the Securities Market, has issued detailed procedures for the registration and issue of shares of a joint stock company. These procedures require

  •
  prior registration of a share issuance with the Federal Commission on the Securities Market;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Capital Decrease; Share Buy-Backs

        The Federal Law on Joint-Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law. As of December 31, 2002, the charter capital minimum for an open joint stock company was approximately $3,140. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, is by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of the publication or mailing of our notice, repayment of all amounts due to them, as well as compensation for damages.

        The Federal Law on Joint Stock Companies allows the shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares either must be resold within one year of their repurchase or the shareholders must decide to cancel such shares and then either decrease the charter capital or increase the nominal value of the remaining shares to preserve the total amount of the charter capital.

        The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

  •
  our charter capital is paid in full;

  •
  we are not and would not become, as a result of the repurchase, insolvent;

  •
  the value of our net assets, taking account of the proposed repurchase, is not less than the sum of our charter capital or the reserve fund; and

  •
  we have repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

        Russian legislation and our charter provide that our shareholders may demand repurchase of their shares if

  •
  we reorganize;

  •
  our charter is amended and the change negatively affects a shareholder; or

  •
  we engage in a major transaction, as defined under Russian law;

and as long as the shareholder demanding repurchase opposed the action or did not participate in the vote on such issues. In addition, there is some uncertainty under Russian law as to whether the shareholder may demand repurchase of its shares if we decide on a closed subscription for our shares. We may spend up to 10% of our net assets for a share redemption.

Directors

        Our charter provides that our entire board of directors is up for election at each annual general shareholders meeting and that our board of directors is elected through cumulative voting. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires at least a seven-member board of directors for an open joint stock company with more than 1,000 holders of common stock, and at least a nine-member board of directors for an open joint stock company with more than 10,000 holders of common stock. Our charter provides that our board of directors consists of eleven members.

        The Federal Law on Joint Stock Companies prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders meeting. Our board of directors has the exclusive power to decide the following issues

  •
  organization of shareholders meetings, including setting a date, approving an agenda, and determining the date of record for shareholders entitled to participate;

  •
  our placement of bonds and other securities;

  •
  determination of the market value of our property, market and repurchase price of our shares;

  •
  our acquisition of our shares, bonds, and other securities in certain cases provided for by the Law on Joint Stock Companies;

  •
  determination of the formation of our executive bodies and early termination of their powers;

  •
  election of our management board and its chairman and the establishment of their compensation;

  •
  recommendations on the amount of the dividend on shares and the procedure for payment thereof;

  •
  the use of our reserve fund;

  •
  the creation of branches and representative offices;

  •
  approval of major and interested party transactions in certain cases as provided for by the Law on Joint Stock Companies;

  •
  determination of our business priorities;

  •
  decision on our participation in other organizations with the exception of participation in holding companies, commercial or industrial groups where shareholders' vote is required by our charter; and

  •
  approval of our share registrar.

        Our charter generally requires a majority affirmative vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a qualified or unanimous vote, such as approval of major transactions or interested party transactions.

Interested Party Transactions

        The Federal Law on Joint Stock Companies contains requirements for transactions with "interested parties." The definition of an "interested party" includes members of the board of directors, officers of a company and any person that owns, together with any affiliates, at least 20% of a company's voting shares or is able to direct the actions of the company, if that person, or that person's relatives or affiliates is

  •
  a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary; or

  •
  a member of the board of directors or an officer of a company which is a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary.

        The Federal Law on Joint Stock Companies also introduces the definition of "an independent director" who is not, and within the year preceding the decision was not, a general director or a member of the management board if, in this instance, the person's spouse, parents, children, brothers or sisters are not persons occupying positions in the management authorities of the company or otherwise an affiliate of the company.

        An interested party transaction entered into by a company with 1,000 or less shareholders shall be adopted by a majority vote of directors who are not "interested parties" in the transaction.

        The Federal Law on Joint Stock Companies requires that a transaction by companies with more than 1,000 shareholders with an interested party be approved by a majority vote of the "independent directors" of the company who are not "interested parties" in the transaction. For companies with 1,000 or less shareholders, a transaction with an interested party must be approved by a majority vote of the directors who are not "interested parties" in the transaction if the number of these directors is sufficient to constitute a quorum.

        A majority of shareholders who are not "interested parties" in the transaction is also required if:

  •
  the value of such transaction exceeds 2% of the value of the company's assets;

  •
  the transaction involves the issuance of common stock or securities convertible into voting shares in an amount exceeding 2% of the company's existing common stock; or

  •
  the number of directors who are not "interested parties" is not sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not "interested parties" may not be required for a transaction with an "interested party" if such transaction is substantially similar to transactions concluded by the company and the party in the normal course of business before such party became an "interested party."

Major Transactions

        The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition of 25% or more of the balance sheet value of the assets of a company, with the exception of transaction completed in the normal course of business or a transaction, or series of transactions, involving placement of common shares, or securities convertible into common shares, comprising more than 25% of previously placed common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or a simple majority affirmative vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders meeting.

General Meetings of Shareholders

  Procedure

        The powers of a shareholders meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders meeting may not decide issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the exclusive power to decide are

  •
  charter amendments;

  •
  initiation of reorganization or liquidation;

  •
  election of the members of the board of directors;

  •
  determination of the number, nominal value, type of authorized shares and rights granted by such shares;

  •
  changes in the company's charter capital;

  •
  approval of transactions with interested parties, as defined under "Interested Party Transactions," and major transactions, as defined under "Major Transactions";

  •
  distribution of profits and losses; and

  •
  redemption by the company of issued shares.

        Voting at a shareholders meeting is generally on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders meeting. However, Russian law requires a three-quarters affirmative vote of the voting shares present at a shareholders meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

  •
  determination of the maximum amount, nominal value, and type of authorized shares and the rights granted by such shares;

  •
  redemption by the company of issued shares; or

  •
  any issuance of shares or securities convertible into shares by closed subscription, or issuance by open subscription of shares of common stock or securities convertible into common stock constituting 25% or more of the number of issued common shares.

        The quorum requirement for our shareholders meetings is met if holders of shares that account for more than 50% of the votes have registered for participation in the meeting in person or whose ballots were timely received by us before the meeting. If the 50% quorum requirement is not met, another shareholders meeting must be scheduled and the quorum requirement is satisfied if holders of shares that account for at least 30% of the votes are present at that meeting.

        The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  determination of the number and election of members of the board of directors;

  •
  approval of the annual report, balance sheet and profit and loss statement;

  •
  approval of any distribution of profits;

  •
  approval of an independent auditor; and

  •
  approval of an internal audit commission.

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders meeting and may nominate candidates for the board of directors, management board, counting commission, audit commission and general director. Any agenda proposals or nominations must be provided to the company no later than 30 calendar days after December 31.

        Extraordinary shareholders meetings may be called by the board of directors on its own initiative, or at the request of the audit commission, independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

        A general meeting of shareholders may be held in direct form or by absentee ballot. The direct form contemplates the adoption of resolutions by the general meeting of shareholders through the joint personal attendance of the shareholders and their authorized representatives for the purpose of discussing and voting on issues on the agenda. However, if a ballot is mailed to a shareholder for participation at a meeting convened in a direct form, the shareholder may complete and mail the ballot back to us without personally attending the meeting. The absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

  Notice and Participation

        All shareholders entitled to participate in a given general shareholders meeting must be notified of a meeting, whether the meeting is to be held in direct or remote form, no less than 20 days prior to the date of the meeting. However, if reorganization is an agenda item, shareholders must be notified at least 30 days prior to the date of the meeting, and if it is an extraordinary shareholders meeting to elect the board of directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. The list of shareholders entitled to participate in a general shareholders meeting is to be compiled on the basis of data in our register of shareholders on the date established by the Board of Directors.

        The date established for the compilation of the list of shareholders entitled to participate in a general shareholders meeting may be neither earlier than the date of adoption of the resolution to hold a general shareholders meeting nor later than 50 days before the date of the meeting or, in the case of a shareholders meeting to elect the Board of Directors by cumulative vote, not later than 65 days before the date of the meeting.

        The following issues cannot be decided by absentee ballot:

  •
  election of directors;

  •
  election of the audit commission;

  •
  approval of company's independent auditor; and

  •
  approval of the annual report, balance sheet, profit and loss statement, and any distribution of profits.

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by absentee ballot; or

  •
  by delegating the right of absentee ballot to an authorized representative.

  Registration and Transfer of Shares

        All of our shares are common registered shares. Russian legislation requires that a joint stock company maintain a register of its shareholders. Since June 28, 2001, Central Moscow Depository OJSC has maintained our register of shareholders.

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to that which is required by Russian legislation. Any refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed.

  Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and redeem the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 5% requirement.

  C.    Material Contracts

        The following is a description of contracts that have been entered into by us and/or our subsidiaries that may be material to our business:

Loan Agreement relating to the Eurobond and Guarantee

        On May 14, 2003, we entered into a loan agreement with UBS (Luxembourg) S.A. as lender, pursuant to which UBS (Luxembourg) S.A. lent to us a principal amount of U.S.$150,000,000 on May 21, 2003. The loan matures on May 21, 2008, and interest is payable by us semi-annually in arrears at an annual rate of 8.5%. For the sole purpose of financing this loan to us, UBS (Luxembourg) S.A. issued U.S.$150,000,000 8.5% Loan Participation Notes due 2008 on May 21, 2003.

        The above-mentioned loan to us is initially, unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovo Dairy Plant, the Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A.

        Both the loan agreement and the guarantee are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, amongst other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, no limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantee, Lianozovo Dairy Plant, Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann agreed to similar covenants.

Tetra Pak Agreement for Our Milk Product Packages

        On January 1, 2003, Lianozovo Dairy Plant entered into a supply agreement to purchase packages for our milk products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2003. The price for each type of packaging is specified in the contract. The contract sets an approximate price of $40 million, but specifies that the exact sum will be determined in accordance with the cost of the packing material actually delivered. The contract does not specify a total quantity of packages. Under this agreement, Tetra Pak delivers packages in accordance with orders placed by Lianozovo Dairy Plant. Tetra Pak has the right to deliver up to 10% more or less than the quantity ordered, and the price will be adjusted accordingly.

Tetra Pak Agreement for Our Juice Product Packages

        On January 1, 2003, ZAO Wimm-Bill-Dann Purchaser entered into a supply agreement to purchase packages for its products from JSC Tetra Pak AO of Moscow. The contract terminates on

December 31, 2003. The price for each type of packaging is specified in the contract. The contract does not specify a total price or quantity of packages. We estimate that the total amount of our purchases under the contract will be approximately $50 million, though the exact sum will be determined in accordance with the cost of the packing material actually delivered. Under this agreement, Tetra Pak delivers packages to us in accordance with a delivery schedule to be agreed between Tetra Pak and the purchaser. Tetra Pak has the right to deliver up to 10% more or less than the quantity ordered, and the price will be adjusted accordingly.

Amended and Restated Partnership and Cooperation Agreement

        Of our current shareholders, Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Aleksandrs Timohins, Alexander Orlov, David Iakobachvili and Mikhail Vishnyakov acted in concert since 1997 pursuant to a Partnership and Cooperation Agreement which required the parties to vote the same way. These shareholders observed this obligation by holding meetings prior to build a consensus approach on questions requiring shareholder approval prior to calling a shareholders' meeting. On January 16, 2002, these shareholders amended and restated this agreement to include the following:

        New Party.    Viktor Evdokimov was added as a party to the agreement.

        Independent Directors.    The parties to the agreement undertake to use their best efforts to ensure that a majority of our directors are "independent." A director is considered "independent" if that person is not

  •
  our employee or an employee or director of any of our subsidiaries;

  •
  a party to the agreement, a family member of a party to the agreement, or a person or entity controlled by a party to the agreement;

  •
  an employee or director of

  –
  a party to the agreement;

  –
  a family member of a party to the agreement;

  –
  a person or entity controlled by a party to the agreement;

  –
  any other person or entity controlled by a family member of a party to the agreement; or

  –
  a person or entity controlled by any employee or director of any of the parties to the agreement;

  •
  a person or entity controlled by any family member of a party to the agreement or a person or entity controlled by any employee or director of a party to the agreement.

        Voting.    The parties to the agreement are required to vote all of our shares that they own in the same way. In order to determine how the parties will vote, the agreement requires them to attempt to agree unanimously on a single voting position on each item on the agenda for a shareholders' meeting. If they are unable to do so, then the following procedures are followed:

  •
  The parties will vote their shares as determined by parties holding a two-thirds majority of the shares held by the parties;

  •
  If there is no two-thirds majority among the parties, then the parties will vote their shares consistent with the recommendation of the majority of individuals who are on our board of directors; and

  •
  If no voting position can be determined using the procedures noted above, then the parties will abstain from voting on that issue, in which case a quorum will not be present under Russian law and the issue would fail to be adopted.

        Third-Party Beneficiaries.    Beneficial owners of the our ADSs are third-party beneficiaries of the agreement and are entitled to enforce and bring actions in respect of the agreement. An action may only be brought, however, if beneficial owners of ADSs constituting more than 50% of our outstanding ADSs, excluding any ADSs held by the parties to the agreement, are parties to such action.

        Dispute Resolution.    The governing law of the agreement is the law of the State of New York. Any dispute, controversy or cause of action brought arising under the agreement will be settled by arbitration under the Commercial Arbitration Rules of the American Arbitration Association. Any cause of action brought by beneficial owners of more than 50% of the outstanding ADSs, excluding any ADSs held by parties to the agreement, at the option of these owners, may be brought in arbitration under the Commercial Arbitration Rules of the American Arbitration Association or may be litigated in the federal or state courts in the Borough of Manhattan. The parties to the agreement expect to appoint C T Corporation System, 111 Eighth Avenue, New York, New York 10011, as agent for service of process in New York.

        Term.    The agreement may not be terminated until the earlier to occur of:

  •
  any party to the agreement owning all of our issued and outstanding shares;

  •
  we are liquidated pursuant to the laws of the Russian Federation; or

  •
  January 16, 2004.

        Upon the occurrence of the first two events described above, the agreement automatically terminates. Otherwise, subject to these conditions, the agreement continues in full force and effect until terminated by any party to the agreement by giving 30 days' prior written notice to all other parties to the agreement and to us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our ADSs and notes."

Lianozovo Dairy Plant Bonds Issuance and Our Guarantee

        On November 1, 2001 Lianozovo Dairy Plant issued unsecured ruble denominated bonds amounting to 500,000,000 rubles (approximately $15.7 million at the December 31, 2002 exchange rate). The issuance was registered by the Russian Federal Commission on Securities Markets on October 11, 2001, and the report on the results of the issuance was registered by the Russian Federal Commission on Securities Markets on November 23, 2001. The bonds mature 1,093 days from November 1, 2001 (on November 1, 2004). Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2002 to January 31, 2003 interest was fixed at 18.00%. Lianozovo Dairy Plant is obliged to redeem a bond if its holder notifies Lianozovo Dairy Plant of its intention to redeem the bond between October 10, 2003 and October 24, 2003. Management believes that the likelihood of any bondholders requesting redemption directly from Lianozovo Dairy Plant during this two week period is remote.

        We entered into Agreement No. 2-WBD with Lianozovo Dairy Plant on September 10, 2001, whereby we undertook to act a guarantor with respect to the bonds. The guarantee, unanimously approved by our shareholders on September 7, 2001, expires upon repayment of the bonds or of the guarantee in full.

  D.    Exchange Controls

Capital import and export restrictions

        Russian currency exchange legislation limits the exchangeability of rubles for foreign currency and the use of foreign currency in Russia. Russian currency legislation currently permits, and Russian foreign investment legislation currently guarantees, the right of foreign investors to convert ruble income received on investments in Russia (including dividends, profits and interest) and to transfer it abroad. However, the actual repatriation of proceeds from the sale of certain investments may be postponed for as long as 365 days.

        Foreign currency may be freely exchanged for rubles in Russia, but the exchange of rubles for foreign currency in Russia is restricted and rubles may not be exported (subject to certain exceptions applicable to authorized banks and individuals) or exchanged outside Russia. Non-residents may freely convert foreign currency into rubles. However, non-residents, other than individuals, may only do so through ruble accounts which are subject to strict regulations.

        The currency exchange rules govern transactions in foreign currencies and currency valuables (including foreign currency-denominated securities) between Russian residents (including citizens, permanent residents and legal entities established under Russian law) and foreign currency and ruble transactions between residents and non-residents. Russian currency legislation distinguishes between "current" foreign currency transactions and foreign currency transactions involving a "movement of capital."

        "Current" foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. "Movement of capital" transactions in foreign currency, including the purchase and sale of securities (except for the acquisition of shares of a Russian company by non-resident shareholders in consideration for their contributions of foreign currency into the Russian company's share capital) and real estate transactions (except for the acquisition and lease of real estate located in Russia by non-residents from non-individual residents of Russia), generally require a license from the Russian Central Bank. The prevailing view is that the license is only required for Russian residents involved in such "movement of capital" transactions. Cash transactions in foreign currency are generally prohibited within Russia.

        Following the financial crisis of 1998, additional regulations on foreign currency exchange were enacted. For example, the mandatory exchange of 75% of export revenues of Russian companies was required to be effected through the domestic foreign currency market. This requirement has been assisting the Russian Central Bank in increasing its foreign currency reserves. In 2001, the mandatory exchange requirement was reduced to 50% of export revenues.

        Since 2001, certain steps have been taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long-term loans from foreign lenders without a Central Bank license provided that certain conditions are met.

        In the years ended December 31, 2000, 2001 and 2002, we had minimal sales in foreign currency, although we plan to increase these sales. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the Russian exchange control regime may materially affect your ability to do so.

        Central Bank Instruction #93-I on the Procedure for Opening Bank Accounts for Non-Residents in Russian currency, which addresses the payment of dividends to non-residents, provides that ruble dividends on common stock may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident.

        Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs in Russia to Russian residents. However, Russian currency control legislation will affect the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without a Central Bank license, a Russian resident generally can only purchase securities for rubles and up to $75,000 of foreign-currency denominated securities, such as our ADSs. Additionally, the repatriation of proceeds from the sale of securities in Russia may be subject to costs and delays.

        The ability of the depositary and other persons to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

  E.    Taxation

        The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

  •
  liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

  •
  not also a resident of the Russian Federation for Russian tax purposes.

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

        The following discussion is based on:

  •
  the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

  •
  Russian legislation; and

  •
  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we are not a passive foreign investment company or a foreign personal holding company for the current taxable year and will not become a passive foreign investment company or foreign personal holding company in the future.

        The following discussion is intended as a general description only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of common stock or ADSs. We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the common stock or ADSs under your own particular factual circumstances.

Russian Income and Withholding Tax Considerations

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—You may not be able to benefit from the United States-Russia income tax treaty." Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders. There is significant uncertainty, however, regarding the procedures and documentation required for claiming tax treaty benefits by non-resident legal entities as of January 1, 2002. U.S. holders wishing to claim treaty benefits with respect to dividends payments should provide the required documentation to us as soon as possible and in any event before the dividend payment date. These procedures are described in greater detail under "United States-Russia Income Tax Treaty Procedures" below.

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for a refund within one to three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. Although the Russian tax rules provide for a procedure to determine a holder's tax basis for the purpose of determining taxable gain, there is some risk that in practice a Russian resident purchaser may withhold tax on the entire proceeds of the transaction. However, U.S. holders may be able to avoid Russian withholding tax on the disposition of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

  United States-Russia Income Tax Treaty Procedures

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits, which certification must meet the requirements of Russian law.

        The Russian tax authorities have not yet adopted regulations that detail the procedure for claiming tax treaty benefits.

        In the United States, a U.S. holder may obtain the appropriate certification of eligibility for tax treaty benefits by mailing a letter requesting such certification, together with certain information, to: IRS—Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. Because obtaining this required certification from the Internal Revenue Service may take six to eight weeks, U.S. holders should apply for such certification as soon as possible within the relevant calendar year.

        The depositary has no obligation to assist an ADS holder with the completion and filing of any tax forms.

        After January 1, 2002, if a Russian resident withholds tax on capital gains or other amounts, U.S. holders, other than individuals, may apply for a tax refund by filing form No. 1011DT (2002) or form No. 1012DT (2002), which must be signed by the U.S. tax authorities, and certain other documents with the Russian tax authorities. The filing for a tax refund should occur within three years following the end of the tax term during which the withholding occurred. However, procedures for processing such claims have not been fully established, and there is significant uncertainty regarding the availability and timing of such refunds. Individual holders may also apply for a tax refund, which filing should take place no later than one year following the end of the tax term during which the withholding occurred. There is even more uncertainty as for the procedure and practical availability of such refunds for individuals. It is also unclear whether U.S. holders are subject to the general rules applicable to tax refunds, whereby the holder would need to file for a tax refund pursuant to the time period requirements described in this paragraph, but no later than one month following the date on which such U.S. holder became aware of the withholding.

United States Federal Income Tax Considerations

        The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

  •
  an insurance company,

  •
  a tax-exempt organization,

  •
  a financial institution,

  •
  a person subject to the alternative minimum tax,

  •
  a person who is a broker-dealer in securities,

  •
  an S corporation,

  •
  an expatriate subject to Section 877 of the United States Internal Revenue Code,

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of common stock, or

  •
  an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to persons holding common stock or ADSs as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the United States dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

        For purposes of applying United States federal income and withholding tax law, a holder of an ADS will be treated as the owner of the underlying shares of common stock represented by that ADS.

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. Under recently enacted legislation, for taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

        If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

  Taxation on Sale or Exchange of Common Stock or ADSs

        The sale of common stock or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such common stock or ADSs. That gain or loss will be capital gain or loss if the common stock or ADSs are capital assets in your hands and will be long-term capital gain or loss if the common stock or ADSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

        Deposits and withdrawals of common stock by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

        If Russian tax is withheld on the sale of common stock or ADSs, you may not be entitled to credits for the amount withheld, even though the procedures for claiming refunds under the United States-Russia income tax treaty and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

  Information Reporting and Backup Withholding

        Dividends and proceeds from the sale or other disposition of common stock or ADSs that are paid in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules and United States backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

  F.    Dividends and Paying Agents

        Not applicable.

  G.    Statement by Experts

        Not applicable.

  H.    Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Wimm-Bill-Dann Foods OJSC is also available on the web at www.wbd.com. Information included in our website does not form part of this document.

  I.    Subsidiary Information

        Not applicable.

Item 11    Quantitative and Qualitative Disclosures about Market Risk

        The following is a discussion of our market risk exposures from changes in both foreign currency exchange rates and interest rates.

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles. We are subject to market risk deriving from changes in interest rates on our floating and fixed rate debts which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivatives or other financial instruments for trading purposes. We do not use derivatives or other financial instruments to limit our currency and interest rate risk exposures because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We are monitoring the market for these instruments and will consider their use if the related costs become lower.

Interest Rate Risk

        The table below provides information about our fixed- and variable-rate borrowings.

        Our interest rate exposure results mainly from debt obligations. At December 31, 2002, we had debt amounting to $186.0 million, which comprised variable-rate borrowings of $32.2 million and fixed-rate borrowings of $153.9 million, including vendor financing obligations of $68.9 million.

        Our fixed-rate bank debt consists entirely of short-term bank obligations which we roll over on a continuous basis at current market rate and, thus, are able to manage our interest rate risk exposure.

        We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future, indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risk and may enter into such arrangements.

        The table below presents the principal cash flows and related weighted average interest rates, by expected maturity dates, of our variable and fixed-rate debt obligations as of December 31, 2002.

		Expected Maturity Date as of December 31,
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
				(in thousands of U.S. dollars)
Variable-rate debt:
International Moscow Bank	U.S. dollars	$5,000	—	—	—	—	$5,000	$5,000	One month LIBOR + 5.40% (6.78%)
Commerzbank, line of credit	U.S. dollars	3,000	—	—	—	—	3,000	3,000	One month LIBOR + 5.25% (6.63%)
ING-Bank, line of credit	U.S. dollars	578	578	578	677	—	2,411	2,411	One month LIBOR + 1.75% (3.13%)
Moscow City Government	Rubles	1,793	—	—	—	—	1,793	1,774	1/3 of Central Bank of Russia rate (7.00%)
ING-Bank, line of credit	Euro	638	638	475	—	—	1,751	1,751	One month EURIBOR + 2.10% (5.00%)
ING-Bank, line of credit	U.S. dollars	173	173	173	218	—	737	737	One month LIBOR + 1.60% (3.03%)
Raiffeisenbank, line of credit	Euro	477	—	—	—	—	477	477	Three months LIBOR + 2.00% (4.36%)
Commerzbank, line of credit	Euro	121	121	86	—	—	328	328	EURIBOR + 2.00% (4.90%)
ING-Bank, line of credit	U.S. dollars	65	65	65	65	30	290	290	One month LIBOR + 1.60% (2.98%)
Bonds payable(1)	Rubles	15,731	—	—	—	—	15,731	15,731	18.00%
Bonds payable(2)	Som	365	—	—	—	—	365	365	18.00%
Other	Euro	290	—	—	—	—	290	290	Various interest rates
Total variable rate debt:		$28,231	1,575	1,377	960	30	$32,173	$32,154

Notes:

(1)
In 2001, our subsidiary Lianozovo Dairy Plant issued unsecured ruble-denominated bonds. Interest is adjusted every quarter based on market rates and the Central Bank of Russia exchange rate. The interest rate was 18.00% for the period from November 1, 2002 to January 31, 2003. The bonds mature 1,093 days from November 1, 2001. LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.

(2)
During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at December 31, 2002 exchange rate). For the period from December 1, 2002 to December 1, 2003 the interest rate is 18.00%.

        We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to December 31, 2002, except for the issuance of 1.5 billion of ruble-denominated bonds on April 15, 2003 and our receipt of a $150 million loan from UBS (Luxembourg) S.A. For a description of these transactions see "Item 8. Financial Information—B. Significant Changes."

		Expected Maturity Date as of December 31,
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
				(in thousands of U.S. dollars)
Fixed-rate debt:
Moscow Bank	Rubles	$27,491	—	—	—	—	$27,491	$27,491	16.50%
Sberbank	Rubles	11,012	—	—	—	—	11,012	11,012	16.00%
Sberbank, lines of credit	Rubles	10,648	—	—	—	—	10,648	10,648	16.00%
Vneshtorgbank, line of credit	Rubles	6,292	—	—	—	—	6,292	6,292	18.00%
Moscow Business World Bank	Rubles	4,719	—	—	—	—	4,719	4,719	14.50%
Moscow Business World Bank	Rubles	4,600	—	—	—	—	4,600	4,600	18.00%
Citibank	Grivnas	3,308	—	—	—	—	3,308	3,308	22.00%
Moscow Business World Bank	Rubles	3,241	—	—	—	—	3,241	3,241	16.50%
International Moscow Bank	Rubles	3,146	—	—	—	—	3,146	3,146	16.50%
Alfa Bank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	17.00%
Moscow Business World Bank	Rubles	1,573	—	—	—	—	1,573	1,573	16.00%
Yugbank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	19.00%
Moscow City Government	Rubles	983	—	—	—	—	983	974	7.67%
Sberbank, line of credit	Rubles	953	—	—	—	—	953	953	16.00%
Citibank	Rubles	692	—	—	—	—	692	692	19.50%
Yugbank	Rubles	682	—	—	—	—	682	682	18.00%
Vendor financing	Euro	5,442	4,765	3,095	2,546	1,508	17,356	17,356	4.93%
Vendor financing	U.S. dollars	8,942	9,143	9,226	8,975	15,222	51,508	51,508	4.29%
Other	Various	2,516	—	—	—	—	2,516	2,516	18.91%
Total fixed rate debt:		$99,386	13,908	12,321	11,521	16,730	$153,866	$153,857

        The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value.

Foreign Currency Risk

        We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar.

        Our ruble-denominated monetary assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$10,247	$5,823
Trade receivables, net	57,007	16,979
Taxes receivables	67,422	34,386
Net investment in direct finance leases	742	566
Deferred tax asset	522	—
Other current assets	3,655	3,432
Total current assets	139,595	61,186
NET INVESTMENT IN DIRECT FINANCE LEASES—long-term portion	1,556	725
OTHER ASSETS	388	339
CURRENT LIABILITIES:
Trade accounts payable	14,262	14,708
Advances received	3,852	1,976
Short-term loans	81,524	68,938
Bonds payable	15,731	16,589
Long-term loans, current portion	326	919
Taxes payable	15,279	13,528
Accrued liabilities	6,947	8,534
Other payables	9,473	4,799
Total current liabilities	147,394	129,991
LONG-TERM LIABILITIES:
Long-term loans	—	1,966
Other payables	568	664
Total long-term liabilities	568	2,630
Net ruble denominated monetary liabilities	$6,424	$70,371

        Short-term loans of $81.5 million in the table above are due at various dates within a year from December 31, 2002. Other long-term payables are primarily due before December 31, 2004.

        Our euro-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$3,449	$310
Trade receivables, net	190	19
Taxes receivables	289	—
Other current assets	422	—
Total current assets	4,350	329
CURRENT LIABILITIES:
Trade accounts payable	12,444	10,423
Short-term loans	98	854
Long-term loans, current portion	1,424	1,661
Taxes payable	83	675
Accrued liabilities	43	—
Other payables	5,495	845
Total current liabilities	19,587	14,458
LONG-TERM LIABILITIES:
Long-term loans	1,321	2,074
Other payables	11,913	2,720
Total long-term liabilities	13,234	4,794
Net euro-denominated monetary liabilities	$28,471	$18,923

        A short-term loan of $0.1 million, in the table above, is due in January 2003. Long-term loans, excluding the current portion, are primarily due before December 31, 2005, and other long-term payables are primarily due before December 31, 2007.

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheet approximate their fair values due to the short maturity of those instruments. We believe that the carrying value of our long-term debt approximates its fair value.

        Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased from $18.9 million at December 31, 2001 to $28.5 million at December 31, 2002 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million. Currency remeasurement gains and losses were reflected in our consolidated and combined statements of operations.

        As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy. Therefore, from this date, our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods' Russian subsidiaries. Therefore, our future currency remeasurement gains and losses will be a result of the combination of our monetary positions in U.S. dollars and euro and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro. The potential impact of such a change on our financial position and results of operations cannot be estimated.

        Our U.S. dollar-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$15,476	$721
Trade receivables, net	614	8,103
Taxes receivables	—	518
Net investments in direct finance leases	595	606
Deferred tax asset	240	—
Other current assets	396	511
Total current assets	17,321	10,459
NET INVESTMENTS IN DIRECT FINANCE LEASES—long term portion	2,826	3,351
CURRENT LIABILITIES:
Trade accounts payable	11,814	23,479
Advances received	31	112
Short-term loans	8,000	22,137
Long-term loans, current portion	815	5,519
Taxes payable	12	76
Accrued liabilities	1,071	495
Other payables	9,244	4,385
Total current liabilities	30,987	56,203
LONG-TERM LIABILITIES:
Long-term loans	3,143	1,118
Other payables	42,566	14,602
Total long-term liabilities	45,709	15,720
Net U.S. dollar-denominated monetary liabilities	$56,549	$58,113

        Short-term loans of $8.0 million, in the table above, are due between August and November 2003. Long-term loans, excluding the current portion, are due before December 31, 2006. Other long-term payables are primarily due before September 30, 2011.

        See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates and Inflation."

Item 12    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds

  B.    Use of Proceeds

        On January 16, 2002, we filed a registration statement on Form F-1 (Registration No. 333-14278) under the Securities Act of 1933, as amended, with the Commission with respect to our initial public offering. The Registration Statement was declared effective on February 7, 2002, and the offering was completed on February 12, 2002. All of the 7,480,000 ADSs offered by us pursuant to the offering at an initial offering price of $19.50 per ADS were sold for a total of $145.9 million. The underwriters purchased an additional 1,520,000 ADSs from us at the offering at the price of $19.50 per ADS for a total of $29.6 million. The underwriters of the offering were ING Barings Limited (as an agent for ING Bank, N.V., London branch), Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Renaissance Capital Investments (Cyprus) Limited and Salomon Brothers International Ltd. The net proceeds we received from the offering was approximately $161.7 million, after deducting an estimated $8.8 million in underwriting discounts and commissions and an estimated $5 million in regulatory, legal, accounting and other miscellaneous fees and expenses.

        During 2002, we used approximately $161.7 million of our net proceeds for the following purposes:

Use	Approximate Amount
Capital expenditures, including the purchase of dairy and juice equipment and acquisitions of additional plants	$107.7 million
Retirement of portions of our current short-term and long-term debt	$45.0 million
General corporate purposes, such as working capital	$9.0 million

Total:	$161.7 million

Item 15    Controls and Procedures

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company's SEC filings.

        There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16    Not Applicable.

PART III

Item 17    Financial Statements

        See instead Item 18.

Item 18    Financial Statements

        See pages F-1 through F-49.

(1)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this offering memorandum solely for the purpose of including the opinion of Arthur Andersen ZAO on our financial statements for the years ended December 31, 2000 and 2001. Our financial statements for the fiscal year ended December 31, 2002 have been audited by and are reported on by Ernst and Young (CIS) Limited under the heading "Independent Auditors' Report" on page F-2 below. The Report of Independent Public Accountants set forth on page F-3 below is a copy of the original audit report dated April 15, 2002 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 28, 2002, and has not been reissued by Arthur Andersen ZAO since April 15, 2002.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheet of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company ("the Company"), as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated and combined financial statements of Wimm-Bill-Dann Foods as of December 31, 2001 and 2000 and for the years then ended, were audited by other auditors who have ceased operations and whose report dated April 15, 2002, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2002 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
March 17, 2003

This report is a copy of the previously issued Arthur Andersen ZAO report.
Arthur Andersen ZAO has not reissued this report nor consented to its inclusion herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wimm-Bill-Dann Foods:

        We have audited the accompanying consolidated and combined balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company, and its subsidiaries ("the Group") as of December 31, 2000 and 2001 and the related consolidated and combined statements of operations, cash flows and shareholders' equity for the years ended December 31, 1999, 2000 and 2001. These consolidated and combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Wimm-Bill-Dann Foods and its subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001 in conformity with accounting principles generally accepted in the United States.

Moscow, Russia
April 15, 2002

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars)

ASSETS

	2002	2001
CURRENT ASSETS:
Cash and cash equivalents (Note 6)	$29,340	$6,919
Trade receivables, net (Note 7)	60,146	25,271
Inventory, net (Note 8)	86,063	89,501
Taxes receivable	68,352	34,917
Advances paid	10,811	13,069
Net investment in direct financing leases (Note 9)	1,338	1,172
Deferred tax asset (Note 19)	1,850	2,060
Other current assets	5,810	7,355

Total current assets	263,710	180,264
PROPERTY, PLANT AND EQUIPMENT, net (Note 11)	293,580	154,548
INTANGIBLE ASSETS, net (Note 10)	2,736	461
GOODWILL (Note 12)	19,885	11,179
NET INVESTMENT IN DIRECT FINANCING LEASES—long-term portion (Note 9)	4,381	4,076
LONG-TERM INVESTMENTS (Note 13)	1,989	1,850
OTHER ASSETS (Note 14)	2,812	339

Total long-term assets	325,383	172,453

Total assets	$589,093	$352,717

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars, except share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:
Trade accounts payable	$40,144	$48,610
Advances received	3,905	2,088
Short-term loans (Note 16)	94,050	91,928
Long-term loans, current portion (Note 16)	2,483	8,099
Bonds payable (Note 17)	16,096	16,832
Taxes payable	15,551	14,279
Accrued liabilities (Note 15)	8,346	9,098
Government grants—current portion (Note 20)	2,033	2,545
Other payables (Note 18)	25,770	10,425

Total current liabilities	208,378	203,904
LONG-TERM LIABILITIES:
Long-term loans (Note 16)	4,546	5,163
Government grants—long-term portion (Note 20)	8,568	13,348
Deferred taxes (Note 19)	8,121	3,929
Other long-term payables (Note 18)	55,047	17,986

Total long-term liabilities	76,282	40,426

Total liabilities	284,660	244,330

COMMITMENTS AND CONTINGENCIES (Note 30)
MINORITY INTEREST (Note 22)	21,549	23,376
SHAREHOLDERS' EQUITY (Note 21):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2002, and 44,000,000 shares authorized and 35,000,000 shares issued and outstanding at December 31, 2001	29,908	24,063
Share premium account	164,132	7,850
Retained earnings	88,844	53,098

Total shareholders' equity	282,884	85,011

Total liabilities and shareholders' equity	$589,093	$352,717

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, except share and per share data)

	2002	2001	2000
SALES (Note 28)	$824,734	$674,616	$465,411
COST OF SALES (Note 23)	(579,707)	(492,990)	(349,077)

Gross profit	245,027	181,626	116,334
SELLING AND DISTRIBUTION EXPENSES (Note 24)	(109,527)	(62,213)	(34,138)
GENERAL AND ADMINISTRATIVE EXPENSES (Note 25)	(62,955)	(54,461)	(43,025)
OTHER OPERATING EXPENSES	(6,497)	(4,498)	(1,241)

Operating income	66,048	60,454	37,930
FINANCIAL INCOME AND EXPENSES, NET (Note 26)	(14,131)	(10,581)	(5,664)

Income before provision for income taxes and minority interest	51,917	49,873	32,266
PROVISION FOR INCOME TAXES (Note 19)	(14,249)	(14,166)	(9,568)
MINORITY INTEREST (Note 22)	(1,922)	(3,962)	(1,453)

INCOME FROM CONTINUING OPERATIONS	35,746	31,745	21,245
Income from discontinued operations, net of income tax expense of $386 and $370, respectively (Note 5)	—	103	138

NET INCOME	$35,746	$31,848	$21,383

Weighted average number of shares outstanding	43,063,014	34,888,000	34,552,000
Earnings per share—basic and diluted:
Income from continuing operations	$0.83	$0.91	$0.62
Income from discontinued operations	—	0.00	0.00
Net income	$0.83	$0.91	$0.62

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$35,746	$31,745	$21,245
Adjustments to reconcile income to net cash provided by operating activities:
Minority interest	1,922	3,962	1,453
Depreciation	18,447	12,225	8,903
Amortization of intangible assets	164	42	38
Amortization of goodwill	—	455	25
Currency remeasurement gain relating to bonds payable	(1,295)	(257)	—
Finance lease expense	—	50	96
Provision for obsolete inventory	1,154	182	(427)
Provision for doubtful accounts	1,970	226	139
Loss on disposal of property, plant and equipment	606	341	168
Earned income on net investments in direct financing leases	(395)	(561)	(519)
Deferred tax expense (benefit)	38	2,173	(88)
Currency remeasurement loss relating to cash and cash equivalents	639	300	109
Non-cash rental received	1,606	1,621	949
Unrealized holding gain for trading securities	(742)	(318)	—
Write off of net investment in direct financing leases	162	288	—
Write off of trade receivables	1,262	—	—
Changes in operating assets and liabilities:
Decrease (increase) in inventories	5,194	(30,296)	(4,317)
Increase in trade accounts receivable	(34,893)	(14,107)	(3,801)
Decrease (increase) in advances paid	3,189	(5,434)	(3,886)
Increase in taxes receivable	(32,880)	(13,885)	(7,221)
Decrease (increase) in other current assets	2,782	(3,285)	(2,045)
(Decrease) increase in trade accounts payable	(13,279)	9,377	4,473
Increase (decrease) in advances received	1,390	(306)	275
Increase (decrease) in taxes payable	1,028	5,356	(822)
(Decrease) increase in accrued liabilities	(1,081)	1,326	1,390
Increase in other current payables	619	5,216	773
(Decrease) increase in other long-term payables	(216)	6,155	(139)

Net cash (used in) provided by operating activities associated with continuing operations	(6,863)	12,591	16,771

Net income from discontinued operations	—	103	138
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	—	(96)	(108)
Depreciation	—	97	402
Amortization of goodwill	—	(38)	(594)
Allowance for doubtful accounts	—	(89)	356
Deferred tax expense (benefit)	—	247	(360)
Currency remeasurement loss relating to cash and cash equivalents	—	212	415
Net change in operating assets and liabilities—the Breweries (Note 5)	—	(276)	163
Net change in operating assets and liabilities—Expobank (Note 5)	—	(12,628)	13,978

Net cash (used in) provided by operating activities associated with discontinued operations	—	(12,468)	14,390

Total net cash (used in) provided by operating activities	(6,863)	123	31,161

The accompanying notes to financial statements are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars)

	2002	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of subsidiaries, net of cash acquired	$(39,571)	$(8,855)	$(4,361)
Cash paid for acquisitions of property, plant and equipment	(78,505)	(45,417)	(17,551)
Cash paid for net investments in direct financing leases	(1,843)	(855)	(1,857)
Cash paid for acquisitions of investments	(285)	(145)	—
Proceeds from disposal of investments	—	137	—
Cash paid for other long-term assets	(2,473)	(351)	(4,003)

Net cash used in investing activities associated with continuing operations	(122,677)	(55,486)	(27,772)

Acquisition of discontinued operations (Note 5)	—	—	(7,492)
Purchase of property, plant and equipment—the Breweries	—	(322)	—
Purchase of property and equipment—Expobank	—	(30)	(802)

Net cash used in investing activities associated with discontinued operations	—	(352)	(8,294)

Total cash used in investing activities	(122,677)	(55,838)	(36,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	162,127	—	—
Increase in short-term loans	771	32,232	24,268
Proceeds from long-term loans	4,226	4,695	10,572
Repayment of long-term loans	(9,930)	(2,475)	(554)
Repayment of vendors financing obligations	(5,058)	(5,909)	(2,632)
Proceeds from bonds payable	559	16,832	—
Repayment of obligations under capital leases	(95)	(762)	(744)
Dividends paid	—	—	(9,329)

Net cash provided by financing activities associated with continuing operations	152,600	44,613	21,581

Increase in short-term loans—the Breweries	—	721	—
Cash disposed of with discontinued operations	—	(5,175)	—

Net cash used in financing activities associated with discontinued operations	—	(4,454)	—

Total cash provided by financing activities	152,600	40,159	21,581

Total cash provided by operating, investing and financing activities associated with continuing operations	23,060	1,718	10,580
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	(639)	(300)	(109)
Cash paid for acquisition of discontinued operations	—	—	(7,492)

Net increase in cash and cash equivalents associated with continuing operations	22,421	1,418	2,979

The accompanying notes to financial statements are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars)

	2002	2001	2000
Total cash (used in) provided by operating, investing and financing activities associated with discontinued operations	—	(17,274)	6,096
Cash paid for acquisition of discontinued operations	—	—	7,492
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	—	(212)	(415)

Net (decrease) increase in cash and cash equivalents associated with discontinued operations	—	(17,486)	13,173

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,421	(16,068)	16,152
CASH AND CASH EQUIVALENTS, at beginning of period	6,919	22,987	6,835

Cash and cash equivalents associated with continuing operations, at end of period	29,340	6,919	5,501
Cash and cash equivalents associated with discontinued operations, at end of period	—	—	17,486

CASH AND CASH EQUIVALENTS, at end of period	$29,340	$6,919	$22,987

SUPPLEMENTAL INFORMATION ASSOCIATED WITH CONTINUING OPERATIONS:
Income taxes paid	$13,081	$3,073	$3,161
Interest paid	14,261	10,769	5,281
Income taxes offset with VAT receivables	2,437	2,752	1,416
Taxes other than income taxes offset with VAT receivables	1,601	2,087	303
Vendor financed acquisitions of property, plant and equipment	51,957	23,586	2,211

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock (Note 1)
			Share Premium Account	Retained Earnings
	Shares	Amount			Total
BALANCES at December 31, 1999	34,552,000	$23,755	$—	$17,898	$41,653
Net income	—	—	—	21,383	21,383
Dividends declared	—	—	—	(9,330)	(9,330)

BALANCES at December 31, 2000	34,552,000	23,755	—	29,951	53,706
Issue of shares (Note 4)	448,000	308	7,850	—	8,158
Net income	—	—	—	31,848	31,848
Distribution to shareholders (Note 5)	—	—	—	(8,701)	(8,701)

BALANCES at December 31, 2001	35,000,000	24,063	7,850	53,098	85,011
Issue of shares (Note 21)	9,000,000	5,845	156,282	—	162,127
Net income	—	—	—	35,746	35,746

BALANCES at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	$282,884

        The dividends shown above are the dividend payments made by subsidiaries of Wimm-Bill-Dann Foods when they were separate legal entities and before the formation of Wimm-Bill-Dann Foods. Consequently, those dividends were determined based on the results of the individual entities and the ownership interest in those entities and not on the share capital of Wimm-Bill-Dann Foods. Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

        For the years ended December 31, 2002, 2001 and 2000 comprehensive income equaled net income.

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, except where otherwise indicated)

1.     The Company

        Wimm-Bill-Dann Foods ("WBD Foods" or "the Company") is an open joint stock company registered in Russia. It is a holding company which, as at December 31, 2002, owned controlling interests in 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States ("CIS"), as well as distribution centers in 26 cities in Russia and abroad ("the Group"). WBD Foods has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks.

        The Group was formed as follows:

        On April 16, 2001, Wimm-Bill-Dann Foods LLC ("WBD Foods LLC") was formed by a group of individual shareholders who owned shares in Lianozovo Dairy ("LMK"), PAG Rodnik ("Rodnik") and various juice production companies.

        The shares of LMK and Rodnik were exchanged for an ownership interest in WBD Foods LLC and as a result WBD Foods LLC became the majority shareholder of LMK and Rodnik.

        Subsequent to the exchange, in October and December 2001, the juice production business, owned by the same group of shareholders described above, was transferred to Fruit Rivers LLC.

        Prior to WBD Foods LLC exchanging for shares of participation to acquire LMK and Rodnik and the transfer of the juice production companies, these companies were under the common control of a control group, being a group of shareholders who were shareholders in each of the above named entities, who held a majority of the shares of each of the above entities, and who were contractually bound by a pre-existing written agreement entered into in 1997, to vote as a single unit all of their shares.

        As a consequence of the above exchange, those shareholders in each of the above named entities who were members of the control group, became the holders of all of the ownership interests of WBD Foods LLC.

        Certain shareholders in each of the above named companies were not members of the control group and WBD Foods LLC did not give any shares of participation to them in exchange for their interest in the above named companies. Consequently, those shareholders outside of the control group retained a minority interest in certain entities controlled by WBD Foods LLC.

        The acquisition by WBD Foods LLC of LMK and Rodnik, therefore, represents a reorganization under common control, and has been accounted for, for the periods presented, in a manner similar to a pooling of interests. The financial statements, therefore, have been prepared on the basis that WBD Foods LLC existed for all of the periods presented and was the majority shareholder of the underlying entities named above for all the periods presented.

        At the same time as WBD Foods LLC acquired the control group's interest in LMK and Rodnik for shares of participation, an additional share of participation in WBD Foods LLC was exchanged for additional shares in Tsaritsino Dairy, a subsidiary of LMK. That exchange has been accounted for as an acquisition of a minority interest in 2001.

        On May 31, 2001, WBD Foods LLC was restructured into an open joint stock company and named Wimm-Bill-Dann Foods. For all periods up to May 31, 2001, earnings per share were based on

34,552,000 shares, being the number of shares issued to the members of the control group upon the restructuring of WBD Foods LLC, and that number of shares has been treated as outstanding for all these periods.

2.     Russian Environment and Current Economic Situation

        The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

3.     Summary of Significant Accounting Policies

Accounting Principles

        All companies of the Group maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated and combined financial statements have been prepared in order to present WBD Foods' consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and expressed in terms of U.S. dollars (see paragraph "Translation Methodology" below).

Principles of Consolidation

        The consolidated and combined financial statements of the Company include the accounts of WBD Foods and its subsidiaries that were controlled by the control group of shareholders before reorganization and are controlled by WBD Foods after reorganization (see Note 1 for description of reorganization). This control is determined when the control group of shareholders (before reorganization) or WBD Foods (after reorganization) own, either directly or indirectly, more than 50% of the voting rights of a company's share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated and combined financial statements from the date of acquisition or to the date of disposal.

        All significant intercompany balances and transactions have been eliminated in consolidation.

        Minority interests in the net assets and net results of companies within the Group are shown under "Minority interests" in the accompanying consolidated and combined balance sheets and statements of operations.

Translation Methodology

        The consolidated and combined financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company's operations are in hyperinflationary economies. In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency. The financial statements of Kiev Dairy Plant ("KMMZ") and Kharkov Dairy Plant (Ukraine) have been prepared using the Ukrainian grivna as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign currency translation". The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

        For entities operating in hyperinflationary economies, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1). Revenues, expenses and cash flows have been translated at the dates of respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated and combined statements of operations.

        The Company's principle future operating cash flows will be generated in Russian rubles. As a result, future movements in the exchange rate between the ruble and U.S. dollar will affect the carrying value of the Company's assets and liabilities. Such changes may also affect the Company's ability to realize assets as represented in terms of U.S. dollars in the accompanying consolidated and combined financial statements.

        Starting from January 1, 2003 Russia is no longer considered a hyperinflationary economy. Therefore, financial statements will be prepared using the local currency, the Russian ruble, as a functional currency for WBD Foods' Russian subsidiaries. Subsequent translation to reporting currency, the U.S. dollar, will be made in accordance with SFAS No. 52.

Management Estimates

        The preparation of the consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents represent cash on hand and in the Company's bank accounts and short-term investments having original maturities of less than three months.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are stated at their net realizable value which approximates their fair value.

        The Company provides an allowance for doubtful accounts based on management's periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the

Company's future collections. Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

Inventory

        Inventories, including work-in-process, are valued at the lower of cost or market, after the reserve for excess and obsolete items. Cost is the price paid or the consideration given to acquire the asset. Cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing conditions or location. It includes the applicable allocation of production fixed and variable overhead costs. Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully written off.

Value-Added Taxes

        Value-added taxes ("VAT") related to sales are payable based upon invoices issued to the customer or collection of respective receivables. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

        VAT related to purchase transactions that are subject to offset against taxes payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

        Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

        The acquisition cost of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated and combined statement of operations.

        The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	50 years
Machinery and equipment	8–20 years
Computer hardware	3–5 years
Other	5–10 years

        Construction in progress comprises costs directly related to construction of property, plant and equipment plus an appropriate allocation of variable and fixed overheads that are incurred in construction. Construction in progress is depreciated once the property, plant and equipment are put into operation.

        The Company capitalizes interest costs with respect to qualifying construction projects.

Impairment of Long-Lived Assets

        When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value.

Capital Leases—Lessee's Accounting

        At the inception of the lease, the Company recognizes capital leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the future minimum lease payments. In calculating the present value of the future minimum lease payments the discount factor used is the interest rate implicit in the lease when it is practicable to determine; otherwise, the Company's incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

        A capital lease gives rise to depreciation expense for the asset (included in depreciation expense) as well as a finance expense (included in financial income and expenses, net) for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capital Leases—Lessor' Accounting

        The Company presents assets leased as a receivable equal to the net investment in the lease. Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses. Initial direct costs are deferred and expensed over the period in which the related revenue is recognized.

Intangible assets

        Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to fifteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

Goodwill

        Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Starting from January 1, 2002 with the adoption of SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise. In 2000 and 2001 for acquisitions made before June 30, 2001, goodwill was amortized using the straight-line method over fifteen years.

        In cases where the fair value of the net assets acquired exceed the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognised as an extraordinary gain in the period in which the business combination is completed.

Investments

        WBD Foods holds interests in several Russian legal entities which are valued at cost and are not readily marketable securities (see Note 13). Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required. Investments classified as trading securities are valued at fair value and are classified as other current assets.

Revenue Recognition

        Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

        Sales are recognized, net of VAT and discounts, when goods are shipped to customers. At the time of shipment, in accordance with the Company's standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code which states that legal title transfers when a products is shipped to a customer unless specifically overridden by the sales agreement.

        The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated and combined statement of operations.

Shipping and Handling Costs

        Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated and combined statement of operations.

Government Grants

        Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized to income over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated and combined financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized in cost of sales when depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

Taxation

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is unlikely that such assets will be realized. In accordance with SFAS No. 109, "Accounting for income taxes", the Company does not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency.

Advertising and Marketing Costs

        Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2002, 2001 and 2000 were $32,355, $18,263 and $12,804, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated and combined statements of operations (see Note 24).

Earnings per Share

        Earnings per common share for 2000 have been determined using the number of WBD Foods' shares issued on May 31, 2001, to the members of the control group. Earnings per common share for 2001 and 2002 have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company's long-term loans approximates fair value.

Research and Development Costs

        Research and development costs are expensed as incurred. The Company incurred $930, $519 and $407 of such costs during the years ended December 31, 2002, 2001 and 2000, respectively.

Segment Reporting

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as two major operating segments—dairy and juice production and distribution, and accordingly, reports segmental information on this basis.

Reclassifications

        Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year. Such reclassifications had no impact on net income or shareholders' equity.

New Accounting Pronouncements

        During 2001 the Financial Accounting Standards Board issued several new accounting standards, including SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

        Under the new rules of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. The Company has adopted SFAS No. 141, "Business Combinations" which was effective for business combinations consummated after June 30, 2001. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and discontinued amortization of goodwill as of such date.

        The Company completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on comparison of the carrying amounts of the Company's reporting units with the fair values of the reporting units, the Company determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

        The impact of non-amortization of goodwill on the Company's net income for the year ended December 31, 2002 was $993 or $0.02 per share of common stock—basic and diluted. Amortization expense for goodwill for the year ended December 31, 2001 was $455.

        The adoption on January 1, 2002 of the above mentioned standards did not have a material impact on the financial position or the results of operations of the Company.

Accounting Pronouncements Issued But Not Yet Adopted

        During the year ended December 31, 2002 the Financial Accounting Standards Board issued several new accounting standards, including SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". These standards are not expected to have a material impact on the financial position or the results of operations of the Company.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense. This standard is not expected to have a material impact on the financial position or the results of operations of the Company.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. This interpretation is not expected to have a material impact on the financial position or the results of operations of the Company.

4.     Businesses Acquired

Acquisition of minority interests

        In June 2002, WBD Foods acquired 25% of Moscow Baby Food Plant ("ZDMP"), a subsidiary, from one of its shareholders for $5,000 paid in cash. The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        In April 2001, at the same time as the exchange of shares for WBD Foods LLC's shares of participation, an additional share of participation in WBD Foods LLC was exchanged for additional shares in Tsaritsino Dairy Plant ("TsMK"), a subsidiary. The acquisition of 9.6% of TSMK was in exchange for cash amounting to $1,156 and the share of participation in WBD Foods LLC, which was subsequently exchanged for 448,000 shares of WBD Foods OJSC at $18 per share, being the estimated fair value per share of WBD Foods OJSC in April 2001, and resulted in a credit to the share premium account of $7,850. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        In May 2000, the Group signed share purchase agreements with the Moscow City Government for the redemption of 15% of the shares of LMK and TsMK. TsMK agreed to purchase 15% of LMK's shares for $900 and to invest $8,150 of plant and equipment under an investment program. LMK agreed to purchase 15% of TsMK's shares for $190 and to invest $5,500 of plant and equipment under an investment program. This agreement resulted from the Moscow City Government's desire to sell its remaining interest in these entities and the importance of these entities to WBD's business. By December 31, 2000, the purchase consideration had been paid and was recognized as an advance of $1,090. The investment of plant and equipment was made during the period July 2000 through June 2001. The Moscow City Government's 15% ownership in LMK and TsMK was treated in the accompanying consolidated and combined financial statements as a minority interest until July 2001 on the basis that transfer of ownership was dependent upon the fulfillment of the terms and conditions of the investment program which was completed in July 2001. The purchase price was primarily allocated to property, plant and equipment. The fair value of net assets acquired in excess of purchase price resulting from this allocation of $13,133 was subsequently recorded as a reduction against property, plant and equipment resulting in total property, plant and equipment acquired of approximately $1,100. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2002 and 2001. The total cash consideration paid for these acquisitions was $1,536 and $560. The acquisitions made during 2002 and 2001 resulted in fair value of net assets acquired in excess of purchase price of $602 and $2,695, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2002 resulted in goodwill of $402. The changes in minority interests related to these acquisitions are presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        These acquisitions are included in WBD Foods' operating results from their respective dates of acquisition. Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

New acquisitions

2002

        In June 2002, the Company acquired 82.3% of Kharkov Dairy Plant for $5,136, paid in cash. Kharkov Dairy Plant is a strong player on the Ukranian market with a stable supply of raw materials.

The results of Kharkov Dairy Plant operations have been included in the consolidated financial statements since June 30, 2002.

        In July 2002, a 100% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for $11,634, paid in cash. Roska is one of St. Petersburg's most modern and best equipped dairy plants with excellent location and access roads. Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia, one of the most strategically important regions in the whole of the country. The results of Roska operations have been included in the consolidated financial statements since July 31, 2002.

        In October 2002, the Company acquired 100% of Ruselectrocenter for $6,000, paid in cash. The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and will provide a comprehensive range of services from storage to direct delivery to clients. The results of Ruselectrocenter operations will be included in the consolidated financial statements starting from October 31, 2002.

        In October 2002, the Company acquired 95.4% of Depsona for $3,458. Depsona is a strong player in the South region of Russia. The factory has access to large reserves of high-quality local raw materials, which will allow the Company to reduce its dependence on imported juice concentrates. The results of Depsona operations have been included in the consolidated financial statements since September 30, 2002.

        The Company also acquired an interest in a number of other companies during 2002 for $6,807, paid in cash.

        The total cash consideration paid for all new acquisitions made in 2002 was $33,035 attributable to property, plant and equipment ($26,641), goodwill ($8,304), other intangible assets ($1,783) and other current assets ($7,208) less liabilities ($10,901).

2001

        During March 2001, the Company acquired a 50.1% interest in Ufamolagroprom in exchange for total consideration of $5,500. This consideration was paid in the beginning of 2001. The Company also acquired an interest in a number of other companies during the year ended December 31, 2001 for $6,686.

        All acquisitions discussed above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of the acquisitions. For the acquisitions that resulted in excess of fair value of the assets acquired and liabilities assumed over the purchase price the difference has been deducted proportionately from non-current assets acquired (excluding long-term investments in marketable securities). For acquisitions that resulted in excess of purchase price over the fair value of the assets acquired and liabilities assumed such excess was recorded as goodwill.

        These acquisitions are included in WBD Foods' operating results from their respective dates of acquisition. Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

5.     Discontinued operations

        During 1997, LMK acquired approximately 82% of the outstanding shares of Expobank for a total amount approximating $6,000. During 1998, LMK made an additional investment of $6,900 in Expobank in connection with a capital contribution by major shareholders of Expobank. LMK's acquisition and investment in Expobank was made based on the economic condition in Russia during 1998 as a method of ensuring access to funding for the operations of WBD.

        During 2000, in an attempt to diversify the investments of the shareholder group, LMK acquired ownership interest in certain breweries including Brewery Volga, Volga-Invest, PiP and Moskvoretzky Brewery (collectively referred to as the Breweries). The aggregate purchase price of these investments was approximately $7,500.

        On December 8, 2000, the Board of Directors of LMK passed a general resolution to alienate LMK's interest in Expobank and the Breweries. This decision was based on the desire to focus on the core dairy and juice business and to cease operations in businesses that were dissimilar. At this time there was no determination as to the timing or method of such disposition.

        On March 19, 2001, at the annual shareholders' meeting of LMK, a decision was made that any alienation of Expobank and the Breweries should be completed through a distribution of shares to certain of the controlling group of shareholders. These same individuals simultaneously transferred their direct ownership in TsMK to LMK. The exchange was completed in April 2001 and was recorded in WBD's consolidated and combined financial statements at that date as a distribution to shareholders.

        The historical financial statements have been restated to reflect Expobank and the Breweries as discontinued operations for all periods presented. Operating results of the discontinued operations were summarized below. The amounts included income tax provisions based on the standalone results of Expobank and the Breweries. There have been no allocations of general and administrative corporate costs or interest expense related to the overall corporate credit facilities to the discontinued operations. As Expobank and the Breweries essentially functioned as independent entities no corporate costs were eliminated upon the discontinuance of such operations.

Expobank

	Period between January 1 and April 25, 2001	Year ended December 31, 2000
Interest income	$691	$2,839
Interest expense	(258)	(1,604)
Provision for impairment	90	(380)

Net interest income	523	855
Non-interest income	1,142	4,403
Administrative expenses and other	(1,261)	(5,427)
Amortization of negative goodwill	170	681

Net income before income taxes and minority interest	574	512
Income taxes	(313)	(232)
Minority interest	(52)	11

Net income from discontinued operations	$209	$291

The Breweries

	Period between January 1 and April 25, 2001	Three months ended December 31, 2000
Sales	$5,181	$4,948
Cost of sales	(5,068)	(4,186)
Operating expenses	(90)	(968)

Operating loss	23	(206)
Financial (expense) income	(72)	681
Amortization of goodwill	(132)	(87)

(Loss) income before taxes and minority interest	(181)	388
Income taxes	(73)	(638)
Minority interest	148	97

Net loss from discontinued operations	$(106)	$(153)

        The assets and liabilities of the discontinued operations are summarized below. These balances reflect the payable to the Group for deposits made to Expobank, as these amounts remained outstanding upon the disposition of the business.

	Expobank		The Breweries		Total
	April 25, 2001	December 31, 2000	April 25, 2001	December 31, 2000	April 25, 2001	December 31, 2000
Current assets:
Cash and precious metals	$2,650	$7,834	$91	$97	$2,741	$7,931
Due from Russian Central bank	4,210	11,580	—	—	4,210	11,580
Placement with banks	11,609	9,313	—	—	11,609	9,313
Trading securities	11,041	11,456	—	—	11,041	11,456
Loans to customers	12,708	10,585	—	—	12,708	10,585
Trade receivables	—	—	1,565	1,550	1,565	1,550
Inventory	—	—	7,883	5,909	7,883	5,909
Other	3,413	3,577	3,034	1,668	6,447	5,245

Total	45,631	54,345	12,573	9,224	58,204	63,569

Long-term assets:
Property, plant and equipment	1,656	1,802	6,234	4,505	7,890	6,307
Goodwill	—	—	5,096	3,389	5,096	3,389
Trading securities	3,654	3,791	—	—	3,654	3,791
Loans to customers	2,214	1,844	—	—	2,214	1,844
Other	—	—	33	192	33	192

Total	7,524	7,437	11,363	8,086	18,887	15,523

Current liabilities:
Trade accounts payable	—	—	2,854	1,347	2,854	1,347
Taxes payable	—	—	3,317	3,697	3,317	3,697
Deposits from banks	12,330	14,336	—	—	12,330	14,336
Deposits from WBD	1,027	900	—	—	1,027	900
Deposits from customers	26,448	32,103	—	—	26,448	32,103
Other	7,116	7,392	10,384	2,947	17,500	10,339

Total	46,921	54,731	16,555	7,991	63,476	62,722

Long-term liabilities:
Debt	—	—	209	214	209	214
Promissory notes	107	107	—	—	107	107
Negative goodwill	4,598	4,768	—	—	4,598	4,768

Total	4,705	4,875	209	214	4,914	5,089

Net assets	$1,529	$2,176	$7,172	$9,105	$8,701	$11,281

        Positive goodwill that arose on the acquisition of the Breweries was amortized over 10 years. Negative goodwill, being the excess of the fair value of the net assets acquired over the purchase price, that arose on the acquisition of Expobank, after reduction of non-current assets (excluding long-term investments in marketable securities), was amortized over 10 years.

        Increases and decreases in operating assets and liabilities of Expobank are summarized below.

	Period between January 1 and April 25, 2001	Year ended December 31, 2000
Decrease (increase) in reserve deposit with Central Bank of Russia	$265	$(1,204)
Increase in placements with banks	(2,340)	(1,429)
Decrease (increase) in trading securities	588	(8,193)
Increase in loans to customers	(2,379)	(6,333)
(Decrease) increase in deposits from banks	(2,006)	10,060
Increase (decrease) in deposits from WBD	127	(382)
(Decrease) increase in deposits from customers	(5,655)	18,568
(Decrease) increase in promissory notes	(2,139)	766
Change in other operating assets and liabilities	911	2,125

Net (decrease) increase in operating assets and liabilities	$(12,628)	$13,978

        There were no material cash flows from/used in operating activities, financing activities or investing activities of the Breweries since the date of acquisition to April 25, 2001.

6.     Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Rubles	$10,247	$5,535
Hard currencies	9,076	1,064
Cash equivalents	10,017	320

Total cash and cash equivalents	$29,340	$6,919

        Cash equivalents mostly represent hard currency time-deposits in Russian banks with maturity less than 3 months.

7.     Trade Receivables, net

        Trade receivables as of December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Trade receivables	$62,883	$25,852
Allowance for doubtful accounts	(2,737)	(581)

Trade receivables, net	$60,146	$25,271

        The movement in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Balance, beginning of period	$581	$355	$216
Allowance for doubtful accounts acquired in business combinations	495	—	—
Provision for doubtful accounts	1,970	226	139
Write off of trade receivables	(309)	—	—

Balance, end of period	$2,737	$581	$355

8.     Inventory, net

        Inventory as of December 31, 2002 and 2001 was comprised as follows:

	2002	2001
Raw materials	$67,888	$63,270
Work in progress	2,981	3,679
Finished goods	16,530	22,734
Reserve for inventory obsolescence	(1,336)	(182)

Inventory, net	$86,063	$89,501

        Obsolescence and net realizable value reserves expense during 2002, 2001 and 2000 amounted to $(1,154), $(182) and $427, respectively, and was included in cost of sales in the accompanying consolidated and combined statements of operations.

9.     Net Investment in Direct Financing Leases

        Commencing from 1999, the Company announced a program called "Dairy Rivers of Russia" with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices that are either fixed in U.S. dollars in the range from $0.17 to $0.21 per kilogram, depending upon the quality, which approximates the average cash prices at the inception of the lease, or is variable dependent upon prevailing market prices.

        The following lists the components of the net investment in direct financing leases at December 31, 2002 and 2001:

	2002	2001
Total future minimum lease payments	$6,759	$5,918
Less: Unearned income	(1,040)	(670)

Net investment in direct finance leases	$5,719	$5,248

Current portion	1,338	1,172
Long-term portion	4,381	4,076

        At December 31, 2002 total future minimum lease payments for each of the five succeeding fiscal years are as follows:

Years ended December 31,
2003	$1,785
2004	1,417
2005	1,406
2006	1,214
2007	888
Thereafter	$49

10.   Intangible Assets

        Identifiable intangible assets as of December 31, 2002 and 2001 were comprised as follows:

	2002		2001
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Supplier contracts	$1,459	$(109)	$—	$—
Trademarks	218	(47)	—	—
Customer relationships	106	—	—	—
Others	514	(97)	551	(90)
Intangible assets with indefinite lives:
Trademarks	692	—	—	—

Intangible assets	$2,989	$(253)	$551	$(90)

        During 2002, changes in intangible assets primarily relates to the Company's acquisition of $1,459 relating to supplier contracts, $910 in trademarks and $106 in customer relationships. Supplier contracts have a weighted average useful life of 5 years, customer relationships and trademarks have a useful life of 2 years. The remaining $692 of acquired intangible assets have indefinite lives and were assigned to trademarks.

        Amortization expense relating to the net carrying amount of intangible assets at December 31, 2002 is estimated to be $433 in 2003, $446 in 2004, $331 in 2005, $331 in 2006 and $222 in 2007.

11.   Property, Plant and Equipment

        The net book value of property, plant and equipment at December 31, 2002 and 2001 was comprised as follows:

	2002	2001
Buildings	$59,293	$35,819
Freehold machinery and equipment	187,625	130,922
Leasehold machinery and equipment	—	3,065
Computer hardware	6,624	5,878
Other	26,173	16,557

Gross book value of property, plant and equipment	279,715	192,241
Accumulated depreciation	(100,414)	(83,387)
Advances paid for property, plant and equipment	18,485	8,755
Construction in progress and equipment for installation	95,794	36,939

Property, plant and equipment, net	$293,580	$154,548

        The Company capitalized interest costs of $2,131, $493 and $321 during the years ended December 31, 2002, 2001 and 2000, respectively, with respect to qualified construction projects.

        The gross book value of plant and equipment includes $3,065 in 2001 which were leased assets. The accumulated depreciation related to these leased assets was $706 as of December 31, 2001.

        Depreciation expense during the years ended December 31, 2002, 2001 and 2000 amounted to $18,447, $12,225 and $8,903, respectively. This included amortization of leased assets of $235 per annum for the years ended December 31, 2000 and 2001.

12.   Goodwill

        The Company's interest in the aggregate fair value of identifiable net assets of certain subsidiaries acquired in 2002, 2001 and 1998, was below the fair value of the consideration paid which resulted in goodwill. The goodwill was being amortized in the consolidated and combined statement of operations on a straight-line basis over a fifteen-year period until the adoption of SFAS No. 142 on January 1, 2002, which requires that goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. Therefore, the Company does not amortize goodwill commencing from January 1, 2002 (see Note 3).

        The movement of goodwill for the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$933
Acquisitions	10,701
Amortization	(455)

Balance at December 31, 2001	$11,179
Acquisitions	8,706

Balance at December 31, 2002	$19,885

13.   Long-term Investments

        At December 31, 2002 and 2001 the Company had the following direct investments in Russian companies:

	2002		2001
	Ownership	Amount	Ownership	Amount
Albumin	40.6%	$1,251	40.6%	$1,251
Samara Lakto	4.0%	296	4.0%	296
Other	various	442	various	303

Total long-term investments		$1,989		$1,850

        The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2002 and 2001, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors.

14.   Other Assets

        Other assets at December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Advance for acquisition of Sibirski Syr	$2,379	$—
Other	433	339

Total other assets	$2,812	$339

        In May, 2002 LMK paid $2,379 in cash to a broker for the acquisition of shares of Sibirsky Syr. The ownership of these shares was not transferred to LMK until January 2003. As of January 15, 2003 LMK owned 100% of Sibirsky Syr and as a result, its net assets and results of operations will be consolidated from that date.

15.   Accrued Liabilities

        Accrued liabilities at December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Payroll related accruals	$3,987	$3,833
Interest accruals	1,759	1,071
Other accruals	2,600	4,194

Total accrued liabilities	$8,346	$9,098

16.   Short-term and Long-term Loans

        Short-term loans at December 31, 2002 and 2001 comprised the following:

	2002			2001
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S.$ denominated, due August— November 2003	2	$8,000	6.72%	5	$22,137	11.68%
EURO denominated, due January 2003	1	98	6.40%	2	854	8.81%
Ruble denominated, due January— December 2003	31	81,524	16.21%	42	67,494	16.70%
Other currency denominated, due February—August 2003	5	4,428	22.54%	4	1,443	28.28%

Total short-term loans		$94,050			$91,928

Borrowings with Vneshtorgbank

        The Company has a ruble denominated line of credit with Vneshtorgbank with a total limit $6,292. At December 31, 2002, the Company had no unused borrowings under this credit line. The credit line agreement stipulates that Vneshtorgbank can demand immediate repayment of the outstanding principal and interest, an increase in the amount of pledged assets or additional guarantees, if any statutory quarterly revenues of LMK fall below 105% of the revenues in the comparative quarter of the previous year.

Borrowings with International Moscow Bank

        The Company has a U.S. dollar denominated loan with International Moscow Bank ("IMB") at LIBOR plus 5.40% with a limit of $5,000 and a ruble denominated loan at 16.50% with a limit of $3,146. At December 31, 2002, the Company had no unused borrowings under these loans. The U.S. dollar denominated loan agreement stipulates that if LMK's average monthly turnover on its accounts in IMB falls below 90% of this borrowing, the floating rate in this period will be 5.65%.

        Long-term loans at December 31, 2002 and 2001 comprised the following:

	2002		2001
	No. of loans	Amount	No. of loans	Amount
U.S.$ denominated
ING Bank (Eurasia), lines of credit, interest payable at one month LIBOR plus 1.71% (3.09% at December 31, 2002) due November—December 2006	3	$3,438	3	$2,139
Bank Aval, line of credit, interest payable at 13.00% due August 2004	1	520	—	—
Alfa Bank, interest payable at 13.15% due April 2002	—	—	2	3,980
Credit Lyonnais Rusbank, lines of credit, interest payable at one month LIBOR plus 2.50% (4.34% at December 31, 2001) due beginning January 2001 through November 2002 by quarterly installments	—	—	2	270
EURO denominated
ING Bank (Eurasia), line of credit, interest payable at three months EURIBOR plus 2.10% (5.00% at December 31, 2002) due by January 2006 by quarterly installments	1	1,751	1	2,015
Raiffeisenbank, line of credit, interest paid at three months LIBOR plus 2.00% (4.86% at December 31, 2002) due October 2003	1	477	1	1,105
Commerzbank, line of credit, interest payable at three months EURIBOR plus 2.00% (4.90% at December 31, 2002) due July 2005 by quarterly installments	1	328	1	379
ZAO KB Citibank, interest payable at three months LIBOR plus 1.50% (4.36% at December 31, 2002) due May 2003 by quarterly installments	1	189	1	479

Ruble denominated
MIB, line of credit, interest payable at 26.00% due April 2003 by monthly installments	—	—	1	1,121
Other (weighted average rate of 15.76% at December 31, 2002)	2	326	2	515
Ukrainian grivna denominated
Bank Aval, interest payable at 27.00% due May—August 2003	—	—	3	1,259

Total amount of long-term borrowings			7,029	13,262

Less current portion of long-term loans			(2,483)	(8,099)
Total long-term loans			$4,546	$5,163

Borrowings with ING Bank (Eurasia)

        The Company has four lines of credit with ING Bank (Eurasia) with a limit of $5,122 and EURO 4,114 (equivalent to $4,286 at December 31, 2002). At December 31, 2002, the Company had $2,582 of unused borrowings under these lines of credit.

Borrowings with Raiffeisenbank and Commerzbank

        The Company has two lines of credit with Raiffeisenbank and Commerzbank with a limit of EURO 2,662 (equivalent to $2,773 at December 31, 2002). At December 31, 2002, the Company had $342 of unused borrowings under these lines of credit.

Borrowings with ZAO KB Citibank

        The Company has a loan with ZAO KB Citibank. The loan agreement stipulates immediate repayment if the Company's average monthly turnover on its current account with ZAO KB Citibank falls below 900 million rubles (equivalent to $28,316 at December 31, 2002).

Guarantees

        Certain of the Company's loans are guaranteed by other parties as follows:

  •
  ZAO KB Citibank, in the amount of $189, was guaranteed by Commerzbank;

  •
  ING-Bank (Eurasia) line of credit, in the amount of $3,438, was guaranteed by a supplier of property, plant and equipment and ING bank N.V.;

  •
  Moscow City Government short-term loan, in the amount of $1,793, was guaranteed by Savings Bank of the Russian Federation ("Sberbank");

  •
  Citibank (Ukraine) short-term loan, in the amount of $375, was guaranteed by ZAO KB Citibank.

        At December 31, 2002 and 2001, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

Maturity of long-term loans

        Aggregate maturity of long-term loans outstanding at December 31, 2002 was as follows:

Years ended December 31,
2003	$2,483
2004	2,135
2005	1,419
2006	960
2007	32

Total long-term loans	$7,029

Collateral

        Certain of the Company's assets served as collateral for the short-term and long-term loans from Sberbank, Moscow City Government, International Moscow bank, Bank of Moscow and others.

        At December 31, 2002 and 2001 the assets that served as collateral consisted of the following:

  •
  Inventory in the amounts of $42,037 and $30,148, respectively;

  •
  Property, plant and equipment with a net book value of $56,718 and $74,137, respectively, and;

  •
  Common outstanding shares of KMMZ with the cost of $3,980 at December 31, 2001.

17.   Bonds Payable

        On November 1, 2001 LMK issued unsecured ruble denominated bonds amounting to 500,000,000 rubles ($15,731 at December 31, 2002 exchange rate). The bonds are unconditionally guaranteed by WBD Foods and mature 1,093 days from November 1, 2001 (on November 1, 2004). Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2002 to January 31, 2003 interest was fixed at 18.00%. LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003. Management believes that the likelihood of any bondholders requesting redemption directly from LMK during this two week period is remote.

        During 2001 and 2002 Bishkeksut, a subsidiary, issued unsecured som denominated bonds amounting to 40,000,000 Kyrgyz soms ($365 at December 31, 2002 exchange rate). For the first year,

interest was fixed at 30.00%, for the period from December 1, 2002 to December 1, 2003 the interest rate is 18.00%.

18.   Other payables

        Other payables primarily represent payables for property, plant and equipment and was comprised as follows as of December 31, 2002 and 2001:

	2002	2001
Other payables for property, plant and equipment:
Current payables	$5,264	$1,210
Vendors financing obligations, including
—current portion	14,384	4,118
—long-term portion	54,480	17,323

	74,128	22,651

Other payables:
Current payables	5,992	4,604
Long-term payables, including
—current portion	130	493
—long-term portion	567	663

	6,689	5,760

Total other payables	80,817	28,411

Less current liabilities	(25,770)	(10,425)

Total other long-term payables	$55,047	$17,986

        The Company has agreements with suppliers of equipment which provide financing for the period from 1 to 9 years. Total amount of vendor financing obligations is $51,509 and EURO 16,655 (eqivalent to $17,355 at December 31, 2002). This financing is provided at interest rates of LIBOR plus 1.50% or EURIBOR plus 1.50%. The majority of equipment financing is provided by one supplier. At December 31, 2002, property, plant and equipment amounting to $48,978 served as collateral under these financing agreements.

        Aggregate maturity of other long-term payables outstanding at December 31, 2002 was as follows:

Years ended December 31,
2003	$14,514
2004	14,476
2005	12,321
2006	11,520
2007	7,578
Thereafter	9,152

Total maturity of other long-term payables	69,561
Less current portion of other long-term payables	(14,514)

Total other long-term payables	$55,047

19.   Income Tax

        WBD Foods' provision for income taxes for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Current provision	$14,211	$11,993	$9,656
Deferred charge (benefit)	38	2,173	(88)

Total provision for income taxes	$14,249	$14,166	$9,568

        In Russia, the Group's statutory income tax rate in 2000 was 30%. From January 1, 2001, the Group's Russian statutory income tax rate increased to 35% as a result of changes in the legislation. The deferred tax net asset increased by $51 as the result of such change in the statutory tax rate. From January 1, 2002, WBD Foods' statutory income tax rate was 24% as a result of further changes in Russian legislation.

        The actual provision for income taxes reconciled to WBD Foods' theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2002	2001	2000
Income before provision for income taxes	$51,917	$49,873	$32,266
Russian statutory tax rate	24%	35%	30%
Theoretical tax provision at statutory rate	12,460	17,455	9,680
Expenses not deductible for Russian statutory taxation purposes	3,483	6,309	7,768
Profit tax privileges	(4,855)	(11,943)	(7,963)
U.S. GAAP remeasurement loss (gain) not taxable/deductable for domestic statutory taxation purposes	686	(869)	(335)
Change in valuation allowance	2,147	746	—
Deferred tax liability resulting from tax effect of investment program	—	3,436	619
Deferred tax credit resulting from decrease in statutory tax rate to 24%	—	(546)	—
Differences in statutory tax rate and future tax rate (24%)	—	(1,678)	—
Other	328	1,256	(201)

Actual provision for income taxes	$14,249	$14,166	$9,568

        In 2001 and 2000 income tax privileges were investment and social infrastructure maintenance credits, small enterprises benefit and baby food products benefit. In 2002 income tax privilege was small enterpises benefit.

        The income tax benefit for small enterprises was abolished as of January 1, 2002, except that the benefit will continue to be available to enterprises that were established before July 1, 2001. Such enterprises are exempt from income taxes for the first two years of operations and in the third and forth years income taxes are levied at a rate of 25% and 50% of the income tax rate, respectively. Starting from January 1, 2002 the Group's juice production primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively.

        Following the change in the income tax legislation, the baby food products tax benefit, investment and social infrastructure maintenance credits have been abolished from January 1, 2002. However, certain expenses, including advertising expenses, insurance expenses, interest expenses and other expenses which had limited income tax deductibility in 2001, became deductible in 2002.

        Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation. Accordingly, tax credits are reflected in the Group's consolidated and combined financial statements only to the extent and in the year in which the credits are utilized.

        Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated and combined financial statements give rise to the following deferred tax assets and liabilities at December 31, 2002 and 2001:

	2002	2001
Deferred tax assets/(liabilities) arising from tax effect of:
Salary related accruals	$771	$633
Sales volume discount accrual	222	311
Other accrued liabilities	1,560	1,562
Losses carried forward	2,893	746
Other	—	143

Gross deferred tax asset	5,446	3,395
Less valuation allowance for deferred tax asset	(2,893)	(746)

Deferred tax asset net of valuation allowance	2,553	2,649

Capital leases	(1,763)	(1,650)
Investment programs	(2,182)	(2,738)
Valuation of assets at fair market value as a result of business acquisitions	(4,879)	—
Other	—	(130)

Gross deferred tax liability	(8,824)	(4,518)

Net deferred tax liability	$(6,271)	$(1,869)

Analyzed as to:
Current deferred tax asset	1,850	2,060
Long-term deferred tax liability	8,121	3,929

        For statutory income tax purposes, WBD Foods had accumulated tax losses of $12,055 which may be carried forward for use against future income. Their use is restricted to a maximum of 30% of taxable income per annum and expire in 2012.

        For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the realization of this deferred tax asset. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

20.   Government Grants

        In 1993–1999 ZDMP received capital grants from the Russian and Moscow Governments. These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated and combined statements of operations in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

        The movement in capital government grants during the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$17,954
Amortization	(2,545)
Grant received	484

Balance at December 31, 2001	$15,893
Amortization	(2,565)
Grant received	806
Fair value adjustment on acquisition of minority interest in ZDMP (see Note 4)	(3,533)

Balance at December 31, 2002	$10,601

        Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

        During the year ended December 31, 2002 WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $979 ($1,524 in 2001). These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated and combined statements of operations in the period in which the related interest expense is incurred. The grants were provided at two thirds of the Central Bank of Russia interest rate (equating to 21% at December 31, 2002) or in a fixed amount approximating to half of interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials and the loans should be repaid upon maturity and no later than April 2003 for majority of these loans. Management believes that the Company has complied with these conditions.

21.   Shareholders' Equity

        On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the U.S. Securities and Exchange Comission at an initial offering price of $19.50 per share for total consideration, net of underwriting discount, of $166,725. Net direct expenses related to the issue of shares amounted to $4,598. Nominal value of shares issued was 20 rubles per share.

        In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2002 retained earnings of WBD Foods which are distributable under statutory legislation totaled 239 million rubles ($7,532 translated at the exchange rate as at December 31, 2002).

22.   Minority Interest

        The movement in minority interest during the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$37,767
Acquisitions by the Company of minority interests in subsidiaries	(20,788)
Acquisitions of subsidiaries	5,119
Minority interest share in income from continuing operations	3,962
Minority interest in net loss of discontinued operations	(96)
Minority interest related to discontinued operations	(2,588)

Balance at December 31, 2001	$23,376
Acquisitions by the Company of minority interests in subsidiaries	(5,825)
Acquisitions of subsidiaries	2,076
Minority interest share in income from continuing operations	1,922

Balance at December 31, 2002	$21,549

23.   Cost of Sales

        Cost of sales for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Raw materials	$506,086	$438,360	$319,344
Personnel	26,548	20,103	11,939
Depreciation	14,983	10,609	7,993
Utilities	10,971	8,734	3,457
Goods for resale	13,770	10,273	2,021
Other	7,349	4,911	4,323

Total cost of sales	$579,707	$492,990	$349,077

24.   Selling and Distribution Expenses

        Selling and distribution expenses for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Advertising and marketing	$34,857	$19,562	$14,305
Personnel	30,620	15,978	8,982
Transportation	24,700	17,144	6,743
Materials and supplies	6,311	2,597	919
Warehouse	5,228	2,408	2,088
Other	7,811	4,524	1,101

Total selling and distribution expenses	$109,527	$62,213	$34,138

25.   General and Administrative Expenses

        General and administrative expenses for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Personnel	$33,800	$29,016	$14,756
Taxes other than income tax	11,872	8,452	19,780
Audit, consulting and legal fees	2,613	2,170	1,222
Materials and supplies	2,399	1,623	918
Depreciation	2,075	1,111	575
Communication costs	1,800	1,324	517
Rent	1,531	1,176	334
Security expenses	559	2,210	1,721
Other	6,306	7,379	3,202

Total general and administrative expenses	$62,955	$54,461	$43,025

26.   Financial Income and Expenses, net

        Financial income and expense, net for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Interest expense	$12,818	$11,126	$5,638
Interest income	(2,928)	(126)	—
Currency remeasurement losses (gains)	2,860	(2,483)	(1,116)
Bank charges	2,207	2,110	1,100
Other financial (income) expense	(826)	(46)	42

Total financial income and expense, net	$14,131	$10,581	$5,664

27.   Pension Costs

        Starting from January 1, 2001 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. WBD Foods allocates UST to three social funds (including the Pension fund) where the rate of contributions to the Pension fund vary from 28% to 5% respectively depending on the annual gross salary of each employee. During 2000 WBD Foods contributed to the Russian Federation state pension scheme ("Pension fund") in respect of its employees. WBD Foods' pension scheme contribution amounted to 28% of employees' gross salaries. The Russian Federation state pension fund contributions are expensed as incurred. Pension costs amounted to $13,505, $8,270 and $4,290 in 2002, 2001 and 2000, respectively. WBD has no other pension obligations.

28.   Segment Information

        The Company's major reportable continuing business segments are dairy and juice segments. They are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment and fruit juices, nectars, and juice based drinks in the juice segment.

        WBD's accounting policy for segments is the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Continuing Operating Segment—year ended December 31, 2002

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated
Total sales	$569,034	$263,309	—	—	—	—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	—	(7,609)

Sales to external customers	562,982	261,752	—	—	—	—	824,734
Cost of sales	(398,068)	(180,609)	—	—	(1,030)	—	(579,707)

Gross profit	164,914	81,143	—	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	—	(178,979)

Operating income	66,236	18,351	—	(17,509)	(1,030)	—	66,048
Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	—	(28,342)

Net segment profit	$44,577	$12,715	—	(18,556)	(1,030)	—	$37,706

Segment total assets	$384,018	$194,060	7,093	24,907	14,540	(35,525)	$589,093

Expenditure for segment property, plant and equipment	$99,734	$26,538	5,645	3,759	404	—	$136,080

Continuing Operating Segment—year ended December 31, 2001

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated and combined
Total sales	$494,682	$192,158	—	—	—	—	$686,840
Intersegment sales	(9,230)	(2,994)	—	—	—	—	(12,224)

Sales to external customers	485,452	189,164	—	—	—	—	674,616
Cost of sales	(374,884)	(117,496)	—	—	(610)	—	(492,990)

Gross profit	110,568	71,668	—	—	(610)	—	181,626
Operating expenses	(66,360)	(38,186)	—	(16,626)	—	—	(121,172)

Operating income	44,208	33,482	—	(16,626)	(610)	—	60,454
Financial income and expense, net and current provision for income taxes	(17,384)	(5,190)	—	—	—	—	(22,574)

Net segment profit	$26,824	$28,292	—	(16,626)	(610)	—	$37,880

Segment total assets	$214,718	$121,839	1,967	5,384	23,220	(14,411)	$352,717

Expenditure for segment property, plant and equipment	$30,801	$9,784	88	4,476	12,504	—	$57,653

Continuing Operating Segment—Year ended December 31, 2000

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated and combined
Total sales	$332,013	$141,644	—	—	—	—	$473,657
Intersegment sales	(6,531)	(1,715)	—	—	—	—	(8,246)

Sales to external customers	325,482	139,929	—	—	—	—	465,411
Cost of sales	(250,015)	(98,228)	—	—	(834)	—	(349,077)

Gross profit	75,467	41,701	—	—	(834)	—	116,334
Operating expenses	(45,945)	(23,004)	—	(9,455)	—	—	(78,404)

Operating income	29,522	18,697	—	(9,455)	(834)	—	37,930
Financial income and expense, net and current provision for income taxes	(14,308)	(1,012)	—	—	—	—	(15,320)

Net segment profit	$15,214	$17,685	—	(9,455)	(834)	—	$22,610

Segment total assets	$175,752	$89,619	2,100	1,781	4,228	(38,441)	$235,039

Expenditure for segment property, plant and equipment	$20,091	$2,231	1,477	—	1,624	—	$25,423

        The reconciliation between net segment profit and consolidated and combined income from continuing operations for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Total net segment profit	$37,706	$37,880	$22,610
Minority interest	(1,922)	(3,962)	(1,453)
Deferred tax (charge) benefit	(38)	(2,173)	88

Consolidated and combined income from continuing operations	$35,746	$31,745	$21,245

        The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Dairy	Juice	Other	Total
Balance at December 31, 2000	$933	—	—	$933
Acquisitions	10,224	—	477	10,701
Amortization	(455)	—	—	(455)

Balance at December 31, 2001	10,702	—	477	11,179
Acquisitions	7,492	1,214	—	8,706

Balance at December 31, 2002	$18,194	1,214	477	$19,885

        As of December 31, 2002, and 2001, segment total assets equalled consolidated total assets.

        For the years ended December 31, 2002, 2001, and 2000, approximately 95%, 97% and 99% of sales were generated in and sold to customers in Russia. As of December 31, 2002 and 2001, the long-lived assets of the Company were primarily located in Russia.

        The financial data above does not reflect information by WBD Foods' separate products and sales as it is impracticable to produce this information.

        The majority of the Company's packaging materials is purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

29.   Related Parties

Trinity-Negus

        During 2002, 2001 and 2000, the Company engaged in transactions with Trinity-Negus ("Trinity"), a private security company, which is owned by members of the control group of shareholders. Trinity provided the companies of the Group with security services in 2002, 2001 and 2000 amounting to approximately $221, $2,206 and $1,721, respectively. As of December 31, 2001 and 2000 accounts payable to Trinity in respect of security services amounted to $201 and $173, respectively.

Wimm-Bill-Dann Trans

        During 2002, 2001 and 2000 the Company received transportation services from Wimm-Bill-Dann Trans ("WBD Trans"), a closed joint stock company, which is a WBD Foods' investee, amounting to approximately $5,909, $5,251, and $1,870, respectively. As of December 31, 2002, 2001 and 2000 advances paid to WBD Trans in respect of transportation services amounted to $138, $190 and $24, respectively.

Perekriostok

        One of the members of WBD Foods' Board of Directors is also a member of the Board of Directors in Trade House "Perekriostok" ("TH"), which buys dairy and juice products from WBD Foods. Sales to TH in 2002 were $6,804. Amount due from TH at December 31, 2002 was $372.

Adonis

        During 2002 and 2001, the Company paid for construction of an administrative building amounting to $2,278 and $4,140, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders. The construction was capitalized as of December 31, 2002. As of December 31, 2002, there were no outstanding advances in respect of Adonis.

Poultry Factory Gorki-2

        During 2002 and 2001 the Company purchased milk from Poultry Factory Gorki-2, a closed joint stock company, which is controlled by members of the control group of shareholders, amounting to $291 and $580, respectively. As of December 31, 2002 and 2001 accounts payable to Poultry Factory Gorki-2 in respect of milk received amounted to $15 and $10, respectively.

The Breweries

        As of December 31, 2002 the Company had loans receivable from Brewery Volga, Volga-Invest and Moskvoretzky Brewery amounting to $693. These loans are interest free, ruble denominated and mature during 2003. The loans were provided in early 2001 and before the alienation of the Breweries (see Note 5). As of December 31, 2002 these loans were included in other current assets.

Current shareholders

        During 2002 WBD Foods acquired 25.1% interest in ZDMP from a current shareholder for $5,000 (see Note 4).

30.   Commitments and Contingencies

Property, plant and equipment purchase commitments

        As of December 31, 2002, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2002 were as follows:

Years ended December 31,
2003	$1,213
2004	1,175
2005	872
2006	750
2007	710
Thereafter	144

Total commitments	4,864
Less interest expense	(300)

Total commitments at present value	$4,564

Insurance

        In 2002 the Company did not have insurance coverage for its major plant facilities, business interruption, product liability or third party liability in respect of property or environmental damage arising from accidents on the Company property or relating to the Company operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

        As of December 31, 2002, the Company is unaware of any asserted or unasserted claims.

Taxation

        During 2002, 2001 and 2000 WBD used certain tax optimisation initiatives. These initiatives may be challenged by the Russian tax authorities. WBD believes that the tax savings to the Company for 2002, 2001 and 2000 in respect of these initiatives amounted to approximately $3.5 million, $5.6 million and $8.0 million, respectively. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.07% at December 31, 2002, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law.

Environmental Remediation Costs

        The Company is not aware of any potential environmental claims and therefore does not have any liabilities associated with environmental remediation costs recorded as of December 31, 2002 or December 31, 2001.

31.   Subsequent events

Employee Stock Option Plan

        On August 30, 2002 the Board of Directors authorized management to develop a stock option plan for officers and key employees of the Company. On January 31, 2003, an issue of 1,350,000 additional shares has been approved by a shareholders meeting to fund an employee stock option plan. Details of the plan are currently under review by the Board of Directors.

32.   Subsequent debt issuance and refinancing (unaudited)

        On April 15, 2003, the Company issued ruble-denominated bonds on the Moscow Interbank Currency Exchange amounting to 1.5 billion rubles ($48 million at the April 15, 2003 exchange rate) to Russian institutional investors, guaranteed by Vitafrukt, one of the Company's juice subsidiaries. The bonds mature on April 11, 2006. Interest is payable semi-annually. For the first coupon payment, interest is fixed at 12.9%, and subsequent interest payments will be indexed to the inflation rate. The bondholders have the right to demand prepayment in the event of payment defaults in relation to debt in excess of $10 million or if certain finacial tests are not met.

        On May 14, 2003, the Company entered into a loan agreement with UBS (Luxembourg) S.A. as lender, pursuant to which UBS (Luxembourg) S.A. lent to the Company a principal amount of U.S.$150 million on May 21, 2003. The loan matures on May 21, 2008, and interest is payable semi-annually in arrears at an annual rate of 8.5%. For the sole purpose of financing this loan to the Company, UBS (Luxembourg) S.A. issued U.S.$150 million 8.5% Loan Participation Notes due 2008 on May 21, 2003.

        The above-mentioned loan is initially, unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovo Dairy Plant, the Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A.

        The Company intends to use approximately U.S. $95 million of the aggregate proceeds of the loan and the April 2003 ruble-denominated bond to refinance certain existing short-term indebtedness.

Item 19    Exhibits

1.1	Charter of WBD OJSC (English Translation)
2.1
Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADRs is hereby incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.
4.1	U.S. $150,000,000 Loan Agreement Dated as of 14 May 2003 between Open Joint Stock Company Wimm-Bill-Dann Foods as Borrower and UBS (Luxembourg) S.A. as Lender
4.2	Deed of Guarantee Dated as of 14 May 2003 between OAO Lianozovo Dairy Plant, OAO Tsaritsino Dairy Plant, ZAO Trade Company Wimm-Bill-Dann as Guarantors and UBS (Luxembourg) S.A. as Lender
4.3	Contract No. P31002, dated January 1, 2003, by and between PJSC Lianozovo Dairy and JSC Tetra Pak AO
4.4	Contract No. P31009, dated January 1, 2003, by and between ZAO Wimm-Bill-Dann Purchaser and JSC Tetra Pak AO
4.5
Subsoil Use License No. 01948 issued to Rodniki Valdaya Limited Liability Company; License Agreement on the terms of subsoil use for the extraction of up to 500 m3/day of underground drinking water from exploitation wells No. 2537 and No. 2542 (English Translation)
4.6
Exchange Agreement No. B-01, dated April 4, 2001, by and between Moscow Baby Food Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.7
Exchange Agreement No. B-02, dated April 4, 2001, by and between Lianozovo Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.8
Exchange Agreement No. B-03, dated April 4, 2001, by and between Lianozovo Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.9
Exchange Agreement No. B-04, dated April 4, 2001, by and between Lianozovo Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.10
Exchange Agreement No. B-05, dated April 4, 2001, by and between Lianozovo Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.11
Exchange Agreement No. B-06, dated April 4, 2001, by and between Lianozovo Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.12
Exchange Agreement No. B-07, dated April 4, 2001, by and between Lianozovo Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.13
Exchange Agreement No. TsK-01, dated April 5, 2001, by and between Lianozovo Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)

4.14
Exchange Agreement No. TsK-02, dated April 5, 2001, by and between Lianozovo Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.15
Exchange Agreement No. TsK-03, dated April 5, 2001, by and between Lianozovo Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.16
Exchange Agreement No. TsK-04, dated April 5, 2001, by and between Lianozovo Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.17
Exchange Agreement No. TsK-05, dated April 5, 2001, by and between Lianozovo Dairy Plant and Aleksandrs Timohins is incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.18
Exchange Agreement No. TsK-06, dated April 5, 2001, by and between Lianozovo Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.19
Exchange Agreement No. TsK-07, dated April 5, 2001, by and between Lianozovo Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
4.20	Amended and Restated Partnership and Cooperation Agreement is incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278)
6.1	Statement on earnings per share calculation Please see "Item 18. Financial Statements."
8.1	List of the Company's Subsidiaries
10.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WIMM-BILL-DANN FOODS OJSC
	By:	/s/ SERGEI A. PLASTININ
	Name:	Sergei A. Plastinin
	Title:	Chairman of the Management Board
Date: June 27, 2003

I, Sergei A. Plastinin, certify that:

        1.     I have reviewed this annual report on Form 20-F of Wimm-Bill-Dann Foods OJSC;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003
/s/ SERGEI A. PLASTININ Sergei A. Plastinin Chairman of the Management Board

I, Vladimir V. Preobrajensky, certify that:

        1.     I have reviewed this annual report on Form 20-F of Wimm-Bill-Dann Foods OJSC;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003
/s/ VLADIMIR V. PREOBRAJENSKY Vladimir V. Preobrajensky Chief Financial Officer