Form 20-F
period 2003-12-31
WIMM BILL DANN FOODS OJSC
filed 2004-06-28
CIK 1166718

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

16 Yauzsky Boulevard, Moscow 109028, Russian Federation
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE SHARE OF COMMON STOCK	NEW YORK STOCK EXCHANGE
COMMON STOCK, PAR VALUE 20 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2003.

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

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		iii
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
Item 4.	Information on Our Company	34
A.	History and Development	34
B.	Business Overview	35
C.	Organizational Structure	65
D.	Property, Plants and Equipment	66
Item 5.	Operating and Financial Review and Prospects	68
A.	Operating Results	68
B.	Liquidity and Capital Resources	82
C.	Research and Development, Patents and Licenses, etc.	90
D.	Trend Information	91
E.	Off-balance Sheet Arrangements	92
F.	Contractual Obligations	92
Item 6.	Directors, Senior Management and Employees	94
A.	Directors and Senior Management	94
B.	Compensation of Directors and Senior Management	97
C.	Board Practices	97
D.	Employees	100
E.	Share Ownership	100
Item 7.	Major Shareholders and Related Party Transactions	101
A.	Major Shareholders	101
B.	Related Party Transactions	102
C.	Interests of Experts and Counsel	104
Item 8.	Financial Information	105
A.	Consolidated Statements and Other Financial Information	105
B.	Significant Changes	105
Item 9.	Offer and Listing Details	106
A.	Market Price Information	106
C.	Markets	106
Item 10.	Additional Information	107
A.	Share Capital	107
B.	Charter and Certain Requirements of Russian Legislation	107
C.	Material Contracts	117
D.	Exchange Controls	119
E.	Taxation	121
F.	Dividends and Paying Agents	126
G.	Statement by Experts	126
H.	Documents on Display	127
I.	Subsidiary Information	127
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	127
Item 12.	Description of Securities Other than Equity Securities	130
Item 13.	Defaults, Dividend Arrearages and Delinquencies	131

i

        Unless the context otherwise requires, references to "WBD," "Company," "we," "us," or "our" refer to Wimm-Bill-Dann Foods OJSC and its subsidiaries.

        In this annual report, references to "U.S. dollars" or "$" are to the currency of the United States, references to "rubles" or "RUR" are to the currency of the Russian Federation, and references to "€" or "euro" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

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

        We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant laws. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding: strategies, outlook and growth prospects; future plans and potential for future growth; liquidity, capital resources and capital expenditures; growth in demand for our services; economic outlook and industry trends; developments of our markets; the impact of regulatory initiatives; and the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

        Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

iii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A. Selected Financial Data

        The selected consolidated and combined financial data set forth below at December 31, 2003, 2002, 2001, 2000 and 1999 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated and combined financial data should be read in conjunction with our Consolidated and Combined Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002, and 2001 included under "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects."

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(Dollar amounts in thousands, except share, dividends per share and earnings per share)
Statement of Operations Data:
Sales	938,459	824,734	674,616	465,411	357,678
Cost of sales	(665,104)	(579,707)	(492,990)	(349,077)	(293,676)
Gross profit	273,355	245,027	181,626	116,334	64,002
Selling and distribution expenses	(140,746)	(109,527)	(62,213)	(34,138)	(22,378)
General and administrative expenses	(75,973)	(62,955)	(54,461)	(43,025)	(29,266)
Other operating expenses	(7,481)	(6,497)	(4,498)	(1,241)	(3,117)
Operating income	49,155	66,048	60,454	37,930	9,241
Financial income and expenses, net	(15,273)	(14,131)	(10,581)	(5,664)	(270)
Income before provision for income taxes and minority interest	33,882	51,917	49,873	32,266	8,971
Provision for income taxes(1)	(10,717)	(14,249)	(14,166)	(9,568)	(2,446)
Minority interest	(2,012)	(1,922)	(3,962)	(1,453)	(583)
Income from continuing operations	21,153	35,746	31,745	21,245	5,942
Income (loss) from discontinued operations(2)	—	—	103	138	(156)
Net income	21,153	35,746	31,848	21,383	5,786
Earnings per share—basic and diluted:
Income from continuing operations	0.48	0.83	0.91	0.62	0.17
Income (loss) from discontinued operations	0.00	0.00	0.00	0.00	0.00
Net income	0.48	0.83	0.91	0.62	0.17
Dividends per share(3)	—	—	—	0.27	0.09
Weighted average number of shares outstanding(4)	44,000,000	43,063,014	34,888,000	34,552,000	34,552,000
Other Data from Continuing Operations:
Capital expenditures	107,186	136,100	57,653	25,423	32,650
Cash provided by (used in) operating activities	31,184	(6,863)	12,591	16,771	6,696
Cash used in investing activities	(95,142)	(122,677)	(55,486)	(27,772)	(42,454)
Cash provided by financing activities	73,399	152,600	44,613	21,581	31,897

	At December 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Total assets of continuing operations	743,885	589,093	352,717	235,039	177,980
Total assets	743,885	589,093	352,717	314,131	208,688
Total net assets of continuing operations	324,618	282,884	85,011	45,358	40,933
Total net assets of discontinued operations	—	—	—	8,348	720
Total debt from continuing operations(5)	283,442	186,039	122,022	67,763	29,534
Total liabilities of continuing operations	398,099	284,660	244,330	154,847	104,278

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

(4)
Number of shares outstanding for the periods before May 31, 2001 (before formation of Wimm-Bill-Dann Foods OJSC) was determined using 34,552,000 shares, which is the number of Wimm-Bill-Dann Foods OJSC's shares issued on May 31, 2001 to the members of the control group of shareholders. See Note 1 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

(5)
Total debt represents long-term and short-term loans, including the current portion of long-term loans, notes payable and vendor financing obligations.

Exchange Rates and Inflation

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16
1999	27.00	20.65	24.67	27.00

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2004	29.08	28.87
April 2004	29.00	28.50
March 2004	28.67	28.49
February 2004	28.62	28.49
January 2004	29.45	28.49
December 2003	29.70	29.25

        On June 18, 2004, the exchange rate between the ruble and the U.S. dollar was 29.03 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2003	12.0%
2002	15.1%
2001	18.6%
2000	20.2%
1999	36.5%

Source: The Russian State Committee on Statistics.

        Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

        Our results of operations are affected by the relationship between the rate of inflation and the nominal rate of devaluation/appreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2003 and 2002, the ruble appreciated in real terms against the U.S. dollar.

	2003	2002
Inflation(1)	12.0%	15.1%
Nominal depreciation/appreciation of the ruble relative to the U.S. dollar(2)	2.2%	(7.0)%
Real depreciation/appreciation of the ruble relative to the U.S. dollar(2)	13.6%	6.0%

(1)
Source: The Russian State Committee on Statistics.

(2)
Source: Central Bank of the Russian Federation.

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        An investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could be adversely affected. The trading price of our securities could also decline and you could lose all or part of your investment.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies, such as the economy of the Russian Federation, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business and Industry

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

        Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

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

        We have recently acquired a number of new companies. We may not be able to integrate these businesses successfully into our existing operations. Our failure to integrate these companies successfully could have a material adverse effect on our results of operations.

        The integration of our businesses, including those we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Integration of our business may be difficult, as our culture may differ from those of the acquired businesses, unpopular cost cutting measures may be required and control of cash flow may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations. See "Item 4. Information on Our Company—A. History and Development."

Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations.

        Although juice consumption in Russia is increasing, our juice product sales volume remained relatively flat in 2003, decreasing 0.6%, due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002 and on our sales volumes in 2003. A continuation of these trends may cause a decline in our juice prices, profit margins and sales volumes and, consequently, have a negative effect on our results of operations.

Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

        Railway transportation is one of our principal means of transporting supplies and products to our facilities and customers, accounting for 55% of our juice transportation expenses in 2003. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2003. Railroad tariffs increased by approximately 40% in ruble terms in 2003 and an additional 12% in ruble terms in January 2004, and further increases are expected throughout 2004.

        In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint-stock company, to be followed by the eventual privatization of certain of its functions by 2007. It is currently unclear whether this reorganization and privatization will be completed in accordance with the timetable contemplated in the legislation or at all. If the privatization of Russian Railroads or other factors result in increased railway transport costs, thereby decreasing our profit margins, our results of operations could be materially adversely affected.

Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

        Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our results of operations will suffer.

        Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003.

        Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 50% in 2003. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview."

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

        The food industry's growth potential is constrained by population growth, which has been falling in Russia. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

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

        In addition, raw milk prices increased 11.2% in ruble terms in 2003 compared with 2002. This increase adversely affected our dairy product profit margins in 2003, and continued increases in raw milk prices could further reduce our profitability.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues from this business could be substantially reduced.

        In 2003, the Moscow City Government purchased approximately 53% of the baby food products we produced in Moscow at a discount of approximately 9.1% from the market price of these products, and the proceeds of the baby food products sold to the Moscow City Government made up approximately 40% of the total proceeds of the Moscow Baby Food Plant. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues from this business could be substantially reduced. We discuss the sale and distribution of products produced at the Moscow Baby Food Plant in "Item 4. Information on Our Company—B. Business Overview—Current Operations—Distribution."

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

        We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. Certain retailers also seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition and fees for shelf space.

        We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS," and abroad, and adversely affect our results of operations.

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

        We maintain "all risks" insurance coverage of a type customary in Russia for our 18 major production facilities covering the most valuable equipment at these facilities. At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at the Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products.

        We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

Our management information system may be inadequate to support our future growth.

        Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may have a material adverse effect on our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

        Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. For example, in 2002 and 2003 there were two instances of infringement on our "Ginger Up" trademark. The infringement ceased in the first instance after we sent a warning letter identifying the violation, and we are currently in the process of addressing the second instance of infringement. In 2004, we experienced isolated instances of infringement on our "Agusha," "Lovely Garden" and "NEO" trademarks in Russia, which we are currently in the process of addressing. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business. We describe our patents and trademarks under "Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents."

Failure of several of our brand names and images, for which trademarks are currently being sought, to be awarded trademark protection could materially affect our marketing plans, resulting in increased advertising expenses and adversely affecting our financial results.

        As of April 1, 2004, we had 113 pending trademark applications in Russia and 84 pending trademark applications abroad. We are also in the process of contesting the rejections of a number of our trademarks in countries outside of Russia. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results. We further discuss our patents and trademarks under "Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents."

Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would have a material adverse effect on our financial results and could reduce our ability to maintain or increase production.

        Our operations and properties are subject to regulation by various government entities and agencies. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results. See "Item 4. Information on Our Company—B. Business Overview—Regulation" below.

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

New regulations impacting food producers in Russia could cause us to incur substantial additional compliance costs or administrative penalties which may have a material adverse effect on our business and financial results.

        The regulation of food production and quality has been undergoing constant reform in the past decade and frequently changes. In particular, the Federal Law on Technical Regulation, a framework law which came into effect in July 2003, has significantly impacted the regulation of our industry, and compliance may require substantial expenditures by us. Under this law, various governmental agencies have been implementing new regulations in recent months, causing food producers to alter their product recipes, production processes and labeling. We are sometimes unable to immediately comply with new regulations upon their implementation, though in such cases, we endeavor to seek extensions for compliance from the relevant regulatory bodies. For example, a new state standard on dairy products came into effect on January 1, 2004. This standard sets forth the basic requirements for the labeling of dairy products manufactured in Russia, and its terms require us to change the names, formulas and packaging of some of our products. We are currently working to comply with this new standard, and we received an extension from the regulatory authorities until the end of 2004. However, our failure to obtain the required extensions in relation to this standard or other regulations in the future or to otherwise comply with the new regulations could result in administrative penalties and have a material adverse effect on our business and financial results.

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

        We plan to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities and acquisitions of new companies. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $57.7 million in 2001, $136.1 million in 2002 and $107.2 million in 2003 and have budgeted $106.3 million for 2004. We spent approximately $15.0 million in 2001, $39.6 million in 2002 and $9.9 million in 2003 for acquisitions. We have also budgeted $21.0 million for acquisitions in 2004, including acquisitions of minority stakes. However, future financings may not be sufficient to meet our planned needs in the event of the following potential developments:

  •
  lack of external financing services;

  •
  adverse changes in the terms of existing financing arrangements;

  •
  pursuit of new business opportunities that require significant investment;

  •
  adverse changes in Russian legislation;

  •
  adverse changes in Russian exchange control regulations; or

  •
  significant deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Debt financing in Russia, particularly long-term debt financing, on commercially acceptable terms may be difficult to obtain, and we may not be able to borrow in the international capital markets on acceptable terms in the future. In addition, Russian companies are limited in their ability to issue shares in the form of ADSs or other depository receipts due to new Russian securities regulations that came into force in 2003 providing that no more than 40% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. As of May 5, 2004, our ADS program accounted for 32.7% of our outstanding shares. The unused portion of this limit could become unavailable to us if the existing holders of our common stock decide to sell their shares in the form of ADSs or other depositary receipts. Moreover, the Russian securities regulatory authority may reduce the 40% limit in the future. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, prospects and results of operations.

Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

        We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  continued development of financial and management systems controls and information technology systems;

  •
  implementation of adequate internal control over financial reporting and disclosure controls and procedures;

  •
  increased marketing activities;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia for personnel with relevant expertise is intense, due to the small number of qualified individuals. Although we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market, we are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team. Our failure to successfully manage our growth and personnel needs could have a material adverse effect on our business, operating performance and financial condition.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

        As of May 5, 2004, to our knowledge, approximately 61.38% of our outstanding common stock is owned by the group of shareholders that owned us prior to our IPO. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders. The interests of these shareholders could conflict with those of the holders of our securities and have a material adverse effect on your investment.

In the event that our equipment rental arrangements were deemed to be subject to licensing requirements, our subsidiaries engaging in these arrangements could be subject to liquidation or face the invalidation of the rental contracts.

        A number of our subsidiaries purchase equipment which they then, in turn, lease to raw milk producers. In addition, many of our dairy plants, including the Lianozovo Dairy Plant, have leased equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant adverse consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

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

        Twelve of our trade company subsidiaries and five of our production subsidiaries, the majority of which are newly acquired businesses, have net assets below the minimum charter capital required by law. These subsidiaries, taken together, are material to our operations. We have not taken any steps to remedy this situation because we believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. We are also in the process of integrating the newly acquired businesses and restructuring our subsidiaries, which we expect will reduce the number of subsidiaries with negative net equity. While we understand that a Moscow court liquidated a company pursuant to this legislation in 2002, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, if involuntary liquidation were to occur, we would be forced to reorganize the operations we currently conduct through these subsidiaries.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to attack our ownership in a privatized company and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our production capability, market share and results of operations.

        Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve additional privatized companies. Privatization legislation is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As the statute of limitations for challenging privatizations is 10 years, any transfers of title or ownership interests under privatizations are still vulnerable to challenge, including selective action by governmental authorities. In late 2003, for example, criminal charges were brought against Platon Lebedev and Mikhail Khodorkovsky, allegedly two of the largest beneficial shareholders of Yukos Oil Company, in connection with the privatization of Apatit, a fertilizer company, and RIFIF, a research institute. Penalties for certain of these criminal charges can include confiscation of assets. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations. Most important, as we own a substantial number of our other subsidiaries through the Lianozovo Dairy Plant, and as the Lianozovo Dairy Plant constitutes the majority of our production capacity, its loss would substantially and negatively affect us.

        Additionally, of the 98% of the Lianozovo Dairy Plant and 99% of the Tsaritsino Dairy Plant which we own, 15% of each were acquired in separate investment tenders held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, substantially and negatively affecting our results of operations.

The potential implementation by the Russian government of a law requiring companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.

        Much of the land occupied by privatized Russian companies, including most of our subsidiaries, was not included in the privatizations of these companies and is still owned by federal, regional or municipal governments. The companies use the land pursuant to a special title of perpetual use whereby they have the right to use the land but do not have the right to alienate such land.

        The Russian Land Code requires privatized Russian companies to purchase or lease the land on which they operate, and gives the current government land owners broad discretion in setting the purchase price and lease terms. This requirement was scheduled to take effect on January 1, 2004, but implementation has been delayed by the Russian legislature to January 1, 2006. If not eliminated or limited prior to implementation, the requirement that we purchase or lease the land we occupy will require significant expenditures by us and may have a material adverse effect on our financial condition.

In the event that companies which, as a result of our corporate reorganization for our initial public offering, were transferred by us but continue to be associated in the public mind with the "Wimm-Bill-Dann" name give rise to shareholder liability or reputational issues, our results of operations or reputation could suffer.

        As part of our corporate reorganization for our initial public offering, we transferred our interests in a bank, Expobank, and four breweries to certain of our shareholders. These shareholders, in turn, have disposed of their interests in the bank, but retain their interests in the breweries. In the event that these companies, which are no longer owned by us but may continue to be associated with the "Wimm-Bill-Dann" name in the public mind, are subject to negative publicity, our reputation could be affected. For example, there have been press reports about a dispute regarding the exclusion, in the fall of 2000, of minority shareholders from a shareholders' meeting of a beer company previously owned by us and now owned by our current shareholders, some of whom are also members of our Board of Directors. These press reports repeated allegations made by the excluded minority shareholders as to the illegality of their exclusion, although their exclusion was upheld in court. Press speculation of a similar nature could raise concerns about how the holders of our securities and minority shareholders in our company will be treated, negatively affecting the price of our securities. Additionally, we could be held responsible for any shareholder liability which arises in connection with these companies and their operations during the time which they were owned by our subsidiaries.

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

        Another example of a government regulation that has affected us is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. Although this regulation became effective as of January 1, 2004, its application is delayed pending the adoption of implementing procedures. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

        A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our market share and results of operations. See "Item 4. Information on Our Company—B. Business Overview" for further description of our competitive advantages and the recent investments by some of our foreign competitors in Russian production facilities.

Allegations about certain of our shareholders or directors could adversely affect our reputation.

        Certain of our shareholders and directors, including the Chairman of our Board of Directors, are together controlling shareholders in a group of related companies sometimes referred to as "Trinity." The Trinity group engages in automobile distribution, security services, casinos and construction. We purchased Municipal Guard Agency, a security services company, from the Trinity group in 2001. Prior to and in the beginning of 2002, we obtained security services from Trinity-Negus, and we currently (i) purchase milk from Poultry Factory Gorki-2 and (ii) receive transportation services from Auto-40, all companies in the Trinity group. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of these transactions. The Trinity group has been the subject of speculation in the Russian press, including with respect to possible links with organized crime. However, no charges have been brought by governmental authorities against any of our shareholders or directors and, to the best of our knowledge, none has been threatened. In addition, our largest shareholder, who is not a member of our Board of Directors, was convicted of a violent crime in 1980 under the Soviet system and served nine years in a labor camp. Press speculation about these or other matters relating to our shareholders or directors could adversely affect our reputation and the value of our securities.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the unwinding of such transactions, which could have a material adverse effect on our business and results of operations.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and founding of new companies, this legislation is sometimes vague and subject to varying interpretations. Additionally, although the common ownership by our shareholders of a number of companies which are now our subsidiaries was generally made known to the Federal Antimonopoly Service and its predecessors, the existence of the shareholders' agreement among our current shareholders was not disclosed. If the Federal Antimonopoly Service were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the unwinding of such transactions, which could have a material adverse effect on our business and results of operations.

Further restrictions on our business which is categorized as a monopoly, or the extension of monopoly status to other of our businesses, could result in the regulation of our prices and restriction of our commercial activities, significantly affecting our results of operations.

        Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Our baby food business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Any ruling that any of our other businesses is a monopoly could result in the regulation of our prices and restrictions on our commercial activities. The imposition of government-determined prices could, in turn, result in competitive disadvantages and a significant decline in revenues. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets would adversely affect our plans for expansion and could reduce our market share.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

        We own less than 100% of a number of our subsidiaries, including our most important subsidiary, the Lianozovo Dairy Plant, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

        The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to Goskomstat, it subsided to 12% during 2003. When the rate of inflation rises, we can experience inflation-driven increases in certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2003, our consolidated total debt was approximately $283.4 million, of which $50.2 million was secured by equipment or inventory.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, the Central Bank of the Russian Federation can from time to time impose various currency-trading and transfer restrictions in attempts to support the ruble, which may negatively affect our ability to repay our foreign currency-denominated debt. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under our other indebtedness.

        Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our $150 million loan participation notes due 2008, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

        Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. See "Item 10. Additional Information—C. Material Contracts—Loan Agreement relating to the Loan Participation Notes and Guarantee." Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross default provisions could become immediately due and payable. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

        The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

        If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Changes in exchange rates could increase our costs and make it more expensive to repay our foreign currency-denominated debts.

        Over the past several years, the ruble has fluctuated against the U.S. dollar. The ability of the Russian government and the Central Bank of the Russian Federation to maintain a stable ruble will depend on many political and economic factors.

        A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including the $150 million loan we received in connection with our loan participation notes due 2008) are either denominated in or tightly linked to the U.S. dollar or euro, while substantially all of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our U.S. dollar or euro costs in ruble terms. If we cannot increase our ruble prices in line with ruble devaluation due to competitive pressures, this will lead to a loss of revenue and income in U.S. dollar terms. Moreover, if the ruble declines and selling prices cannot keep pace, we could have difficulty covering our dollar- or euro-denominated costs or repaying our U.S. dollar- or euro-denominated indebtedness.

Our failure in the past to obtain permission from the Central Bank of the Russian Federation pursuant to currency control regulations could negatively affect our business.

        A new framework law on exchange controls became effective on June 18, 2004. This law empowers the government and the Central Bank of the Russian Federation to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank (except for opening bank accounts outside Russia), envisaging instead the implementation of generally applicable restrictions on currency control operations. As regulations implementing the new law are not yet in effect, nor have Central Bank officials indicated the nature or extent of the regulations they will introduce under the new law, it is unclear whether the new regulatory regime will be more restrictive than the regulations they will replace.

        Prior to the new law's enactment, currency control regulations required prior permission by the Central Bank of the Russian Federation for certain payments in foreign currency. These regulations were subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of the Russian Federation was required and the process of obtaining permission. In the event that we failed to obtain Central Bank of the Russian Federation permissions for hard-currency-denominated transactions and borrowings requiring such permissions in the past, such failure could result in severe penalties, including the unwinding of the relevant transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

        Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of the Russian Federation restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

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

        In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, customs and environmental regulations and laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

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

        We have used various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations. See Note 30 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

        In May 2003, a claim was filed with the Moscow Arbitration Court by our subsidiary, Fruit Rivers, in relation to a tax assessment in the amount of approximately $6.9 million (including interest and penalties) Fruit Rivers received from the Russian tax authorities. The assessment related to Fruit Rivers' use of a small enterprise tax exemption in calculating its profit tax liability during 2002. In July 2003, the Moscow Arbitration Court ruled in favor of Fruit Rivers, rejecting the tax assessment. The court's decision was thereafter affirmed, and appeals by the Russian tax authorities were dismissed, by the appellate division of the Moscow Arbitration Court and by the Federal Arbitration Court of the Moscow District.

        In addition, in 2002, Fruit Rivers was assessed approximately $2.4 million (including penalties) by the Russian tax authorities relating to the calculation of value added tax, or VAT, on juice products sold by Fruit Rivers during 2001. Fruit Rivers challenged this assessment in the Moscow Arbitration Court in December 2002, and the court voided the assessment of the Russian tax authorities in this matter. The court's decision was thereafter affirmed, and appeals by the Russian tax authorities were dismissed, by the appellate division of the Moscow Arbitration Court and the Federal Arbitration Court of the Moscow District.

        As court decisions in Russia do not constitute precedent for subsequent cases, the court decisions described above do not prevent the Russian tax authorities from filing similar claims against us or our subsidiaries or preclude the possibility that courts would rule in their favor on such claims. Thus, while we believe that Fruit Rivers and our other subsidiaries have complied and continue to comply with their profit tax and VAT obligations, the Russian tax authorities may in the future make claims against other Wimm-Bill-Dann subsidiaries for additional profit tax or VAT amounts with respect to sales of juice or other products. These claims could be significantly larger than the claim made in connection with Fruit Rivers and our ability to recover VAT owed by the Russian tax authorities could also be jeopardized. The resulting losses could have a material adverse impact on our financial condition and results of operations.

The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.

        Our juice producing subsidiaries have benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2001, 2002 and 2003, our tax expenses would have increased by $8.7 million, $4.9 million and $3.0 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, even under the amended legislation, our small enterprises that were formed prior to January 1, 2002 were able to continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax will be levied at a rate of 25% and 50% of the income tax rate, respectively. This change in legislation could materially adversely affect our results of operations in the future when we are no longer able to take advantage of this tax benefit. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for Income Taxes." In addition, our use of the small enterprise tax exemption has, in the past, been subject to challenge by the Russian tax authorities. See "—If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations" above.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

        Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of the Russian Federation has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate and lax supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. In Russia, bank deposits are generally not insured under any governmental program. Recently, there has been a rapid increase in lending by Russian banks, which many believe is being accompanied by a deterioration in the credit quality of the borrowers. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis.

        We have also experienced problems with transmitting tax payments through certain Russian banks. For example, in May 2003, our subsidiary Wimm-Bill-Dann Purchaser received a tax assessment from the Russian tax authorities for non-payment of taxes due. The assessment was for a total amount of approximately $100,000 and resulted from the failure of the subsidiary's bank to transfer tax payments to the state budget upon receiving the relevant payment orders. While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer's bank, recent press reports have indicated that the Russian tax authorities have been actively and often successfully challenging such payments if the tax is not in fact received due to the failure of the bank to transfer such tax payment. Russian courts often rule in favor of the Russian tax authorities in such cases.

        Our management believes that Wimm-Bill-Dann Purchaser complied with its tax payment obligations that are the subject of the assessment, and we are in the process of challenging this assessment in the Moscow Arbitration Court. However, if the court was to rule in the Russian tax authorities' favor in this matter, this subsidiary and other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may subject us to the risks of additional costs and penalties.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving a wide scope for interpretation by the Russian tax authorities and the courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the courts and implemented, we could face significant costs associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

Risks Relating to our ADSs and the Trading Market

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

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. We do not know yet whether the shares underlying ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit has been filed against a depositary bank, other than our depositary, seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future, and the shares were to be seized or arrested, the ADS holders involved would lose their rights to the underlying shares.

Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

        You will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, our charter requires us to notify shareholders at least 20 days in advance of any meeting, at least 30 days in advance of a meeting relating to a reorganization and at least 50 days in advance of an extraordinary meeting relating to election of directors. Our shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

        In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs.

The price of our ADSs may be highly volatile.

        The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is an extremely limited public market for our shares. This, in turn, may affect the liquidity of our ADSs and their trading price. The trading prices of the ADSs may also be subject to wide fluctuations in response to many factors, including:

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

        In addition, Russian law prohibits Russian companies from issuing and trading more than 40% of their shares outside of Russia, including issuing shares that would serve as a basis for derivative securities, such as ADSs. This restriction may also limit the liquidity of our ADSs and their trading price.

You may be unable to repatriate your earnings from our ADSs.

        Russian currency control legislation pertaining to payment of dividends currently provides that ruble dividends on shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

        Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs to Russian residents for currency control purposes. Russian currency control legislation, however, effectively limits the ability of a non-resident of Russia to sell our ADSs to a Russian resident for currency control purposes. Without a special license or a general banking license granted by the Central Bank of the Russian Federation, either of which is, in practice, difficult to obtain:

  •
  Russian legal entities must purchase securities for rubles and may not purchase foreign currency-denominated securities, such as our ADSs; and

  •
  Russian individuals may only purchase up to $150,000 worth of such securities in one calendar year.

        See "Item 10. Additional Information—D. Exchange Controls" for further description of Russia's currency control regulations and the new regulation that became effective on June 18, 2004.

        Moreover, sales of ADSs (as opposed to sales of underlying shares) to Russian residents may violate Russian securities laws. Accordingly, an ADS holder seeking to sell its holding to a Russian resident may, in practice, need first to withdraw the shares underlying its ADSs and establish a special ruble account to receive the proceeds from the sale of the shares. The repatriation of sale proceeds may be subject to significant costs and delays.

        The ability of the depositary and other persons to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

You may not be able to benefit from the United States-Russia double tax treaty.

        In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and it is unclear how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty.

Capital gain from sale of ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains arising from the disposition of Russian shares and securities, such as our common stock, as well as financial instruments derived from such shares, such as our ADSs, may be subject to Russian income or withholding taxes. However, no procedural mechanism currently exists to withhold any capital gains or for subsequent remittance of such amounts to the Russian tax authorities with respect to sales made between non-residents or sales of ADSs on the New York Stock Exchange.

Future sales of common stock or ADSs may affect the market price of our common stock and ADSs.

        Sales, or the possibility of sales, of substantial numbers of shares of our common stock or ADSs in the public market, including the Russian stock market, could have an adverse effect on the market trading prices of the ADSs. We now have 44,000,000 authorized shares of common stock, all of which are outstanding. Our subsequent equity offerings may reduce the percentage ownership of our shareholders. Newly issued stock may have rights, preferences or privileges senior to those of common stock.

Foreign judgments may not be enforceable against us.

        Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the federal securities laws of the United States.

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

You may not have an effective remedy under U.S. securities laws against Arthur Andersen ZAO in connection with a material misstatement or omission in our financial statements for the year ended December 31, 2001.

        Our consolidated and combined financial statements for the year ended December 31, 2001 were audited by Arthur Andersen ZAO, which issued a publicly available audit report expressing its unqualified opinion with respect thereto. Arthur Andersen ZAO has ceased to operate and, as a result, has not reissued the audit report included in this document relating to our consolidated and combined financial statements for the year ended December 31, 2001. As a result, you will not be able to recover against Arthur Andersen ZAO under U.S. securities laws for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen ZAO, or any omissions to state a material fact required to be stated therein. Therefore, you may have no effective remedy against Arthur Andersen ZAO in connection with a material misstatement or omission in these financial statements. Additionally, we have not requested our current auditors to re-audit our consolidated and combined financial statements for the year ended December 31, 2001 and cannot assure you that a re-audit by our current auditors would not have resulted in a restatement or uncovered an untrue statement of material fact or an omission to state a material fact in such financial statements.

Risks Relating to the Russian Federation

  Political Risks

Political and governmental instability could adversely affect the value of our securities.

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president in March 2000, and reelected for a second term in March 2004. While President Putin maintained governmental stability and even accelerated the reform process during his first term, he may adopt a different approach over time. In February 2004, for example, President Putin dismissed his entire cabinet, including the prime minister. This was followed in March 2004 by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. The new structure is not yet finalized and implemented.

        Future changes in government, major policy shifts or lack of consensus between President Putin, the prime minister, Russia's parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, including our securities.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability and could negatively affect the value of investments in Russia.

        The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

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

        The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of the Russian Federation stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

        These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

        Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

        Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. Russia's poor physical infrastructure disrupts the transportation of goods and supplies and adds costs to doing business in Russia, and further deterioration in the physical infrastructure could have a material adverse effect on our business. In addition, there are a number of nuclear and other dangerous installations in Russia where safety systems to contain ecological risks may not be sufficiently effective. The occurrence of accidents in these installations, as well as the generally unfavorable ecological situation in Russia, may also have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia's economy, limiting our access to capital and adversely affecting the purchasing power of our customers and thus our business.

        Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy.

  Social Risks

Crime and corruption could disrupt our ability to conduct our business as we have in the past and could have a material adverse effect on our financial condition and results of operations.

        The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further commercial interests of the government officials or certain individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption may in the future bring negative publicity, could disrupt our ability to conduct our business effectively and could thus have a material adverse effect on our financial condition and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus have a material adverse effect on our ability to conduct our business effectively.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and increased violence. Any of these could restrict our operations, lead to the loss of revenue and have a material adverse effect on our business.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and for business activity in Russia.

        Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

  •
  inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting Russian legislation;

  •
  substantial gaps in the regulatory structure due to delay or absence of implementing regulations;

  •
  the relative inexperience of judges and courts in interpreting Russian legislation;

  •
  corruption within the judiciary;

  •
  a high degree of unchecked discretion on the part of governmental authorities; and

  •
  bankruptcy procedures that are not well developed and are subject to abuse.

        Moreover, the regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

  •
  the Federal Service for the Financial Markets;

  •
  the Ministry of Finance;

  •
  the Federal Antimonopoly Service;

  •
  the Central Bank of the Russian Federation;

  •
  the Federal Agency for the Management of Federal Property; and

  •
  various professional self-regulatory organizations.

        The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether, or how, regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

        Additionally, several fundamental laws have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms have resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws are in doubt, and many new laws remain untested. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our legal rights, including rights under our contracts, or to defend ourselves against claims by others.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

        These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. For example, in October 2003, the prosecutor general's office "arrested" or attached approximately 42% of Yukos' shares alleged to be controlled by Mikhail Khodorkovsky following his arrest on charges of fraud and tax evasion. Press reports have indicated that the decision of the court to grant this provisional remedy to the prosecutor general's office was influenced by political factors. Some government entities have also tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

Unlawful or arbitrary government action may have an adverse affect on our business and the value of an investment in our securities.

        Governmental authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also used common defects in matters surrounding the documentation of financing activities as pretexts for court claims and other demands to invalidate such activities and/or to void transactions, often for political purposes. For example, press reports have indicated that the Yukos-related prosecutions are selective and politically motivated in response to Mr. Khodorkovsky's political ambitions.

        In addition, in 2003 and thus far in 2004, the Russian tax agency has begun to aggressively crack down on certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. For example, in December 2003, Yukos was assessed $5 billion in back taxes, and in March 2004, oil company Sibneft was assessed over $1 billion in back taxes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our securities.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. The total liabilities of our consolidated subsidiaries, as of December 31, 2003, amounted to $82.5 million, excluding intercompany liabilities. This liability could have a material adverse effect on our business and financial condition.

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

        Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business and financial condition.

Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax;

  •
  excise taxes;

  •
  social and pension contributions; and

  •
  property tax.

        Tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force January 1, 2001; the profits tax and mineral extraction tax chapters came into force January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

        In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, following the recent reorganization of the Russian government, the authority for tax regulation is being transferred to the Russian Ministry of Finance, which may lead to further changes in the interpretation of the tax laws.

        Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

        Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% once they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our securities.

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

        The veracity of some official data released by the Russian government may be questionable. In early 2004, the former Director of Goskomstat and one of the his top subordinates were convicted for bribery, embezzlement and manipulating economic data to hide the actual output of various companies.

Item 4.    Information on Our Company

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

        To take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders then began acquiring shares in the Lianozovo Dairy Plant in Moscow, and continued to expand their juice product enterprises. Following their acquisition of a majority stake in the Lianozovo Dairy Plant in 1995, they added dairy products to their portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

  •
  In 1995, we acquired majority control of the Lianozovo Dairy Plant, and acquired an additional stake in 2001;

  •
  In 1996 and 1997, we acquired majority stakes in the Moscow Baby Food Plant, the Tsaritsino Dairy Plant and the Ramenskiy Dairy Plant, and we acquired an additional stake in the Tsaritsino Dairy Plant in 2001 and in the Moscow Baby Food Plant in 2002;

  •
  In 1998 and 1999, we began to expand into regions outside Moscow, acquiring dairy plants in Novosibirsk, Nizhny Novgorod and Vladivostok;

  •
  In 2000, 2001 and 2002, we acquired majority stakes in dairy plants in Bashkortostan and the Krasnodar region in Russia, as well as dairy plants in Kiev, Ukraine and Bishkek, Kyrgyzstan;

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

  •
  In June 2002, we acquired a 100% interest in the Roska Dairy Plant (renamed Baltic Milk in 2004) in St. Petersburg;

  •
  In October 2002, we acquired control of Depsona in Tula and a large warehouse complex in the Moscow region;

  •
  In November 2002, we acquired control of a dried milk plant in Buryn, Ukraine;

  •
  In January 2003, we acquired a 100% interest in Siberian Cheese, a refrigeration and warehousing facility in Novosibirsk adjacent to our principal Siberian dairy production facility;

  •
  In August 2003, we acquired underground wells in the Essentuki area of Russia and a water processing and bottling factory which produces "Essentuki" brand mineral water through our purchase of 100% interests in the companies Healing Springs and Geiser; and

  •
  In April 2004, we acquired a 76.98% stake in Toshkent Sut OAJ, a dairy plant in Uzbekistan.

        Additionally, in the latter part of 2000, we began a corporate and organizational restructuring to facilitate our initial public offering and our future expansion, both within Russia and into other countries of the CIS. As part of this restructuring, we disposed of our interests in Expobank and four breweries. Our operations are currently organized into three divisions: dairy products, juice products and water products, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001.

        We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "WBD." Each ADS represents one underlying share of our common stock. On April 15, 2003, we issued RUR 1.5 billion ruble-denominated notes ($50.9 million at the December 31, 2003 exchange rate), and on May 21, 2003, we obtained a $150 million loan through an offering of loan participation notes due 2008.

        For a description of our principal capital expenditures and divestitures since our initial public offering, as well as those currently in progress, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

        Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation with registration number 1037700236738. We operate in the Russian Federation and the CIS under a number of different trademarks and brand names, as more fully described below in "—B. Business Overview—Current Operations—Our products and brands." Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children's food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation, and our telephone number is +7-095-733-9726. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our registered agent for service of process.

B.  Business Overview

        We are a large, fast-growing Russian manufacturer of dairy and juice products. In 2003, approximately 71% of our net revenues were derived from the sale of dairy products and approximately 29% from the sale of juice products. Since our founding in 1992, we have become a market leader in Russia in both the dairy and juice markets. In the dairy market, according to an AC Nielsen study of nine major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader (with the exception of open-air markets) during 2003 in all packaged dairy markets except for pasteurized milk. Our market shares by sales volume were 33% in traditional dairy products, 47% in enriched dairy products and 43% in yogurt and dessert dairy products. In the Russian juice market, according to a Business Analytica survey of 11 cities located throughout Russia, we had a 29.3% share of the juice market in terms of volume and 34.9% share of the Moscow juice market in terms of volume during November and December of 2003. We currently have 25 manufacturing operations in over 20 locations in Russia and other countries of the CIS, as well as distribution centers in 27 cities throughout Russia and the CIS.

        Our goal is to offer our consumers quality food and beverage products through the use of carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demand.

        Our principal dairy products include:

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

        Our juice products include:

  •
  Juice and nectars produced from juice concentrate;

  •
  A traditional berry-juice-based drink;

  •
  Juice products for children; and

  •
  Value-added enriched juice-based drinks.

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

        Focus on and expand our core areas of business: dairy and juice products. We focus on two areas of food and beverage consumption: dairy and juice products. We believe that we are well-positioned to retain and enhance our leading positions in these core businesses and related businesses by:

  •
  Leveraging market leadership. We believe that, as the Russian dairy and juice product markets mature, only leading national and local brands will be able to maintain their competitive positions, and that significant consolidation is likely. As we continue to focus on our brands and products with leading market shares in their respective segments, we also intend to pursue selective acquisition opportunities to enhance our market leadership in our core businesses.

  •
  Reviewing our brand portfolio and focusing our marketing efforts on key brands. We will continue to review our brand portfolio with a view towards maintaining only our best-known brands, brands with high operating margins and new brands with significant potential. We also intend to build upon and strengthen our best-known brands by consolidating under them our various existing product groups and the product groups of businesses we acquire and by using them to enter new markets and launch new products. As part of this process, we are shifting our branding focus from specific product categories to specific consumer segments.

  •
  Increasing share of value-added products. We intend to continue to invest in production facilities and increase our marketing and new product development expenditures in order to increase our production and sales volume of value-added products and brands, as opposed to commodity products often associated with narrower operating margins. In particular, we are seeking to increase our sales of yogurt, cheese, juice-based products, mixed juices and new flavor juice products as a percentage of our total sales volume.

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

        Expand the geographic reach and the production capacity of our core businesses. Since 2000, we have been acquiring production units in various regions of Russia and the CIS. Among the advantages of establishing large production facilities in regions characterized by high population density and the availability of abundant raw materials are the avoidance of high transportation costs, the availability of a low-cost labor force and the availability of low cost milk resources, which can be up to 20% cheaper in the regions than in Moscow. We believe that the fragmented nature of the dairy industry in Russia will continue to give rise to opportunities for strategic acquisitions, constructing new capacity and attracting new customers. In turn, we expect these combined factors, along with the geographic expansion of our distribution network, to bring about an increase in our geographic coverage. We intend to continue to implement this strategy, which we expect will involve the investment of approximately $322.2 million over the next three years for the acquisition and construction of production capacity and new equipment, including acquisitions of plants, as follows:

  •
  Dairy. We have developed and have been actively implementing since 2002 a regional expansion program which contemplates the acquisition of prominent dairy enterprises in Russia and the CIS, as well as significant investment, as necessary, into their modernization, replacement of their management systems with our own and integration of their products under our brands, helping ensure that these plants maintain leading positions in their regional markets.

  •
  Juice. We have been increasing our juice production capacity at existing plants that we believe have the potential to become supply centers for those regions that offer substantial potential for sales growth. For example, we converted our Ramenskiy Dairy Plant in Moscow into a juice-only production plant in 2004, and we will continue to add new juice production capacity at the Tsaritsino Dairy Plant in Moscow, as well as at the Kiev Dairy Plant in Ukraine and the Bishkek Dairy Plant in Kyrgyzstan. We have also been revising our juice distribution network, aiming to make it more efficient with a wider geographical reach.

        Improve operating efficiencies. We intend to improve the quality of our products, reduce our costs, increase our cash flow and improve employee productivity through:

  •
  Modernizing existing production facilities. Following the full-scale modernization of several of our production facilities during 2003, we will continue to modernize our plants as required in order to reduce our production, raw material and labor costs through higher operating efficiencies and lower raw material wastes.

  •
  Controlling costs. We routinely review our cost base to identify costs that may be reduced by improving technology, modernizing production assets, replacing high-cost suppliers, streamlining our management structure and reducing administrative expenses. We intend to continue to increase gradually the share of our raw materials acquired from local suppliers, which tend to be cheaper than imported materials. We also regularly review our workforce, particularly at newly-acquired plants, to help ensure productivity. In addition, we also attempt to exploit synergies within our group of companies through the pooling of production, sales, purchasing and administrative resources.

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

  •
  Improving working capital. We will continue our efforts aimed at decreasing our stocks of raw materials, packaging materials and finished goods at all of our production facilities while endeavoring to negotiate the most favorable payment terms possible with our suppliers.

  •
  Increasing direct distribution to retail chains. In our dairy segment, we will continue our efforts to increase our direct distribution to retail chains while maintaining our relationships with independent distributors. Direct distribution can enable us to more efficiently monitor supply and demand and respond to market fluctuations with greater flexibility.

  •
  Minimizing dairy distribution costs through local production. We intend to continue to pursue a strategy of manufacturing dairy products in the same region in which they are consumed, decreasing our distribution costs and, consequentially, the price of our products, while at the same time increasing our profit margins for such products.

  •
  Using the seasonality of milk production to our advantage. We intend to extend our dairy production capacity to include dairy products such as dried and condensed milk, which can be produced during periods of high raw milk production and then used in our production process during periods of high raw milk prices.

  •
  Creating incentives for our employees. As we have grown, we have increased our efforts to reward employees for their contribution to the success of our business and to provide incentives for loyalty and continued productivity. For example, we introduced a performance-based bonus plan in 2002, and we intend to continue to develop incentive programs for employees, including a long-term share option plan.

        Expand into the production of new dairy and beverage products. We intend to expand into the production of new dairy and beverage products by:

  •
  Expanding our cheese production. Domestic cheese production in the Russian Federation is mostly dominated by small producers who produce low-priced, low-quality traditional cheese products aimed at the mass-market segment. Premium processed and hard cheeses are primarily imported from the Baltics and elsewhere in Europe. In 2002, we began producing traditional cheese products under the "Orlov's Creameries" brand aimed at the middle-market segment. We began the production of branded premium hard and processed cheeses during the second half of 2003. We expect to spend approximately $4.4 million on cheese production facilities and equipment through 2004.

  •
  Expanding our mineral water production. While maintaining our focus on our core businesses, we also began the production of natural mineral water at our newly-built factory in the town of Okulovka in the Novgorod region in March of 2003. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available in May 2003, and we expanded our mineral water operations with our acquisition of underground wells and a production facility in the Essentuki area in August 2003. We believe that, despite relatively strong competition, the mineral water segment has significant potential if the appropriate marketing approach is used, and that our marketing expertise makes this an attractive opportunity for us. In addition, as mineral water consumption is higher during the summer months, this segment will also enhance the ability of our existing juice products line to counterbalance the seasonal nature of the dairy products business. We expect to spend an estimated total of approximately $10.2 million on water production facilities and equipment through 2004.

Current Operations

  Dairy industry

        Consumption.    Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively stable development of the market for traditional dairy products, and a more rapidly developing market for yogurt and dessert dairy products.

        Based on data from Goskomstat, per capita consumption of packaged dairy products in Russia was 213.8, 227.4 and 225.0 liters per year in 2001, 2002 and 2003, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. Additionally, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced products such as yogurt and dessert dairy products.

        According to Goskomstat, consumption of packaged dairy products in Russia remained relatively flat between 2002 and 2003. However, we believe that packaged dairy product consumption levels will increase at a moderate pace in Russia as the consumption of bulk liquid milk decreases due to increasing per capita incomes, the growing desire and demand for sterilized milk and the greater convenience of packaged products. Consumption of bulk liquid milk, which generally consists of unpackaged milk sold in markets to consumers who bring their own packaging, is still relatively common in Russia. According to our estimates, bulk liquid milk accounted for almost 60% of all raw milk produced in Russia in 2003.

        Additionally, a number of packaged dairy products are relative newcomers to the Russian market. For instance, yogurt is a relatively new product for Russian consumers. Since its first widespread commercial appearance in Russia in the early 1990s, yogurt's popularity has increased. Per capita consumption, however, remains low. According to Goskomstat, annual per capita consumption of yogurt in Russia increased to about 2.1 kilograms in 2003 from 1.8 kilograms in 2002, reflecting an increase of 17%. The European average, according to estimates from Reuters Business Insight, was 9.8 kilograms in 2002. Other new dairy products in Russia include dairy desserts, mousse, fruit-flavored traditional products, flavored milk and combined juice-dairy products. In addition, several flavored yogurt drinks were introduced into the Russian market during 2002 and 2003.

        According to Goskomstat, annual cheese consumption in Russia increased by 28% between 2002 and 2003, from 2.9 kilograms per capita to 3.7 kilograms per capita, respectively. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

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

        The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 3,000 large, medium and small enterprises. There is evidence, though, that the process of consolidation is continuing, with the less efficient producers going out of business or being acquired by larger companies. For example, in addition to our dairy plant acquisitions during 2002, dairy producer Unimilk, which owns our competitor Petmol, also acquired several dairy plants in Russia and Ukraine during 2002 through 2004.

        Additionally, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy product market. In particular, in 2003, each of Danone and Ehrmann increased their production in Russia by 17% and 39%, respectively, while Campina reportedly invested $23 million to expand its production capacity and Onken launched a new dairy product factory. According to media reports, these European producers intend to continue to invest in Russia-based facilities and production capacity in order to increase their output capacities during 2004.

  Juice industry

        Consumption.    Before the early 1990s, consumption of juice products in Russia was limited. Juice products manufactured in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruits such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when it fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. While Russian juice consumption has recovered from the effects of the 1998 financial crisis, it is still relatively low compared to most European countries. The following table shows annual per capita juice product consumption in liters in Russia and selected European countries in 2003, according to the most current estimates available from Combibloc, one of our suppliers of packaging materials:

Country	2003
Germany	59
Poland	36
Hungary	35
United Kingdom	30
Estonia	26
Czech Republic	25
Latvia	19
Lithuania	14
Bulgaria	13
Russia	12
Ukraine	5

Source: Combibloc

        The annual per capita juice product consumption in Russia in 2003 was estimated by the Russian Union of Juice Producers to be approximately 12 liters.

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

        The juice product market began recovering in 1999, and since then, has experienced significant increases in sales volume, stimulated by rising Russian incomes and an increased interest in health issues, as well as by the advertising efforts of juice producing companies.

        Additionally, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2003, according to the Russian Union of Juice Producers, Russian producers had a market share of approximately 95% of the juice product market. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity and the decrease in the number of brands on the market. According to a Business Analytica survey of 11 major Russian cities, during 2003, there were more than 100 brands of juice products in the Russian juice market, though only ten of these brands accounted for 87.9% of the market. Western companies, whose products dominated the Russian juice market a few years ago, have now been forced to increase promotion of their brands and to develop local manufacturing to compete with Russian producers.

Our products and brands

        Our dairy and juice products accounted for 71% and 29% of our net sales in 2003, respectively. Our principal geographic market is Russia, with the Moscow market being among the most significant. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volume and the growth rate by production volume of our main business lines:

	2003	2002	2001
Dairy products
Sales (in millions)	$662.3	$563.0	$485.4
Annual sales growth (% year on year)	17.6%	16.0%	49.2%
Percent of total sales	70.6%	68.3%	72.0%
Sales volume (in thousand metric tons)	1005.9	946.0	847.2
Annual volume growth (% year on year)	6.3%	11.7%	34.4%
Juice products
Sales (in millions)	$274.5	$261.7	$189.2
Annual sales growth (% year on year)	4.9%	38.4%	35.2%
Percent of total sales	29.2%	31.7%	28.0%
Sales volume (in million liters)	473.7	476.7	327.1
Annual volume growth (% year on year)	(0.6%)	45.6%	30.7%

Total net sales (in millions)	938.5	824.7	674.6

  Dairy products and brands

        Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total production by volume in 2003, 2002 and 2001 are as follows:

Product line	Types of products	Brands	Approximate percentage of total production by volume in 2003	Approximate percentage of total production by volume in 2002	Approximate percentage of total production by volume in 2001
Traditional products	Sterilized and pasteurized milk, butter, cream, traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream	"Little House in the Village," "Darling Mila," "Kuban Cow," "Happy Milkman," "M," "Slavyanochka," "Nizhny Novgorod," "Zavetny Bidonchik"	62.6%	63.2%	68.4%
Yogurts and dairy desserts	Traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese	"Wonder," "Dessertino," "Frugurt," "Lada," "Ginger Up"	18.1%	19.7%	19.7%
Enriched products	Milk, sour-milk and juice-milk and yogurt products enriched with vitamins, microelements, bacterium and other components	"Bio-Max," "Mazhitel," "NEO"	14.4%	11.7%	6.6%
Dairy products for infants	Milk, sour milk and other dairy products intended for use by infants and children	"Agusha"	4.4%	4.6%	4.7%
Cheese	Traditional cheese products	"Orlov's Creameries," "Happy Milkman," "Lamber," "Ginger Up" unbranded cheese	0.5%	0.8%	0.6%

        The Russian market for packaged dairy products has several defined market segments. The market can also be divided into non-branded and branded products, although non-branded products generally only cover the mass market segments. Our branding policy is designed to ensure that we reach customers in most of the segments with the right mix of brands, brand images, products and packaging formats. We support strong national brands, as well as local brands which are well established in the regions. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

Segment	General purchaser characteristics	Traditional products	Yogurts and dairy desserts	Health-oriented enriched products	Cheese Products	Dairy products for infants
Premium	• Annual income of $3,000 or more(1)			"NEO"
Upper-middle and middle	• Annual income of $1,800 or more	"Little House in the Village"	"Ginger Up" "Wonder"	"Bio-Max"	"Lamber"	"Agusha"
Middle and lower-middle	• Annual income of $1,200 or more	"Happy Milkman," "Slavyanochka," "Kuban Cow," "M"	"Frugurt"	"Our Doctor"	"Orlov's Creameries"
Mass	• Annual income of less than $1,200	"Zavetny Bidonchik"	"Lada"

(1)
Our estimates of annual income have been converted to dollars for your convenience. See "Item 3. Key Information—A. Selected Financial Data."

        In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. For example, in 2002 we developed the "Ginger Up" brand, which is targeted at children and includes dairy products as well as juices, and in 2003 we launched the premium "NEO" brand and the mass-market "Zavetny Bidonchik."

        Market trends and competition.    Overall, the Russian dairy market has been growing over the last three years. According to Goskomstat, the total market for packaged dairy products in Russia was 6.2 billion liters in 2001, 7.1 billion liters in 2002 and 7.6 billion liters in 2003. We believe that consumption may continue to increase at a more moderate pace, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for value-added products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf lives, including sterilized milk.

        Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and currently includes over 3,000 enterprises. Due to the high degree of fragmentation, the market is very price competitive. In 1999, we responded to this competitive challenge by holding our prices constant in an inflationary environment. However, from 2000 to the present, we have expanded our distribution service, reduced our sales to wholesalers and increased our sales to retailers, and increased advertising. We believe that these strategies have increased public awareness of our products and helped us to continue to expand our market share without aggressive pricing.

        In the traditional dairy product markets, we compete primarily with local producers, such as St. Petersburg-based Petmol and the Moscow-based Ostankino Dairy Plant and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy product market, we compete primarily with Groupe Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children's product market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

  •
  Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the nine-city AC Nielsen study, in 2003, Danone had a 14% market share by sales volume in yogurt and dessert dairy products and a 12% market share in enriched dairy products. Danone owns 7.23% of our outstanding shares in the form of ADSs.

  •
  Petmol, a St. Petersburg-based company that produces a wide range of dairy products, although it focuses on yogurts and desserts. According to the nine-city AC Nielsen study, in 2003, Petmol had a 7% market share by sales volume in traditional dairy products, an 8% market share in enriched dairy products, and a 5% market share in yogurt and dessert dairy products.

  •
  Ostankino Dairy Plant, a Moscow-based company and one of the largest dairy plants in Russia. It is our principal competitor in Moscow, with a particularly strong milk brand. According to the nine-city AC Nielsen study, in 2003, the Ostankino Dairy Plant had a 3% market share by sales volume in traditional dairy products, a 2% market share in enriched dairy products, and a 2% market share in yogurt and dessert dairy products.

  •
  Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the nine-city AC Nielsen study, Ehrmann had an 11% market share by sales volume in yogurt and dessert dairy products in 2003.

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

        Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, according to press reports, a subsidiary of Multon, our principal competitor in the Russian juice market, acquired a 20% stake in the Ochakovo Dairy Plant in December 2001, and the two controlling shareholders of Multon subsequently acquired a further 48% stake in the Ochakovo Dairy Plant. The acquisition by Multon and Multon shareholders of a controlling stake in the Ochakovo Dairy Plant may increase the competitive position of the plant in the Russian dairy market by affording it the benefits of Multon's wider distribution network and marketing potential. In addition, we saw the emergence in 2002 of a new competitor in the dairy market. Unimilk undertook a string of acquisitions during 2002, including its acquisition of our major competitor Petmol in St. Petersburg and Galakton, Ukraine's largest dairy plant. These acquisitions will likely heighten its competitive position substantially in the Russian and CIS dairy product market.

        Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly concentrating on producing products for the average Russian consumer with an average income. Moreover, whereas our foreign competitors tended in the past to rely primarily on imported products, which are more expensive, a number of these companies, such as Danone, Parmalat, Campina and Ehrmann, have invested and continue to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operation."

        For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. The Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Laktalis and German company Hochland, which reportedly invested $13 million and 35 million euro, respectively, in 2003. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

        We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad proprietary distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, enhanced by our extensive modernization program carried out during 2003, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

        We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

  Juice products and brands

        Our juices are produced primarily at the Ramenskiy Dairy Plant, Lianozovo Dairy Plant, Tsaritsino Dairy Plant and at Depsona, where, as of November 2003, we produce our flagship J7 juice in aseptic PET bottles. We also produce juices at our plants in Nizhny Novgorod, Timashevsk, Vladivostok, Novosibirsk and Kiev, and we produce juice concentrate at Depsona.

        Our principal juice product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars produced from juice concentrate	• "J-7," covering 12 kinds of fruit, berry and vegetable juices and nectars • "Rio Grande," covering 10 kinds of fruit and berry juices and nectars • "100% Gold," covering 11 kinds of fruit, vegetable and berry juices and nectars
• "Lovely Garden," covering 10 kinds of fruit, vegetable and berry juices and nectars
Enriched juice-based drinks	• "J-7 Idea," a value-added juice-based drink • "J-7 Imuno," an innovative juice-based drink enriched with vitamins and probiotocs
Traditional berry-juice-based drinks	• "Wonder Berry," covering 7 kinds of berry-juice based drinks
Other juice-based drinks
•  "DJ," covering 4 kinds of fruit and berry drinks; and juice-content products for children
•  "Berenika," covering 3 kinds of fruit and berry juice-based drinks
• "Nice Tea," covering 3 kinds of iced tea drinks with lemon juice

        Products in the juice market tend to be branded and, as with the dairy market, there are several defined segments. However, the market segmentation tends to fall along different lines than in the dairy market, primarily due to the tendency for dairy products to be considered food staples. We have positioned our portfolio of juice and nectar brands so that we have at least one of our brands in each of the four juice market segments, with two or three brands in particularly competitive segments. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry-juice-based drinks	Other juice-based drinks
Premium	• Aged 25-40 • Annual income of $6,000 or more(1)	"Rio Grande"
Upper-middle	• Aged 20-45 • Annual income of $4,000 or more	"J-7"	"Wonder Berry"	"J7 Imuno," "DJ," "Nice Tea," "J7 Idea"
Middle	• Aged 25-45 • Annual income of $2,000 or more	"100% Gold"		"Berenika"
Lower-middle	• Aged 16-50 • Annual income of $1,500 or more	"Lovely Garden"

(1)
Our estimates of annual income have been converted to dollars for your convenience. See "Item 3. Key Information—A. Selected Financial Data."

        In early 2004, we launched two new brands onto the market, "J7 Idea" and "J7 Imuno," which are marketed to appeal to people on the move with fast and healthy lifestyles. The products sold under these new brands, as well as their PET bottle packaging, are unique for the Russian market. In 2003, we released two new juice product brands, "Nice Tea" and "Berenika," and commenced the repositioning of our "Lovely Garden" and "J7" brand products with new packaging and marketing approaches.

        Market trends and competition.    The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 1,785 million liters in 2003, according Business Analytica, from 760 million liters in 2000, according to Tetra Pak, a Swedish food product packaging manufacturer from which we purchase a substantial portion of our packaging materials. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to a Business Analytica survey of 11 major Russian cities, in Moscow and St. Petersburg, which enjoy higher average per capita incomes than most other parts of Russia, combined average consumption of juice in 2003 was approximately 39 liters per capita, as opposed to national per capital consumption of approximately 12 liters per capita.

        The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that growth opportunities lie in the regions of Russia with lower fresh fruit availability or rising household income, where we expect particular growth in the lower-middle product segment. We also believe that potential for growth lies in other CIS countries which are relatively undeveloped in terms of juice consumption, such as Ukraine and countries in Central Asia. Given these market characteristics, we are pursuing a marketing strategy aimed at promoting juice drinking habits by emphasizing the health benefits.

        The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices. At the same time, however, our profit margins on our juice products decreased in 2002 and sales volume decreased in 2003 due to vigorous market competition from domestic and foreign producers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations."

        Our principal competitors in the Russian juice market include the following companies:

  •
  Multon is a St. Petersburg-based company that, according to a Business Analytica survey of 11 cities throughout Russia, had a 29% market share in Russia and a 19% market share in Moscow during November and December of 2003. Its "Rich," "Kind" and "Niko" brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising.

  •
  Lebedyansky is based in the Voronezh region and, according to a Business Analytica survey of 11 cities throughout Russia, had a 25% market share in Russia and a 32% market share in Moscow during November and December of 2003. Its "Tone," "I," "Fruit Garden" and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer.

  •
  Nidan-Ecofruct is a Novosibirsk-based Russian company that, according to a Business Analytica survey of 11 cities throughout Russia, had an 11% market share in Russia and a 9% market share in Moscow during November and December of 2003.

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

        Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which began large-scale production of its "Minute Maid" brand juices at a production facility in the Russian city of Orel. In addition, the Russian-Finnish joint venture United Juice Co. started production in St. Petersburg of its "Marli" brand juices, and the German company Glocken Gold began to produce its juices at a plant outside of Moscow. During the first half of 2004, PepsiCo aggressively entered the Russian market with its "Tropicana" brand juices, which it produces domestically at the Nidan-Ecofrut plant in the Moscow region. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operation."

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

Bottled water

        We launched our water operations in March 2003, when we began operations at our new water processing and bottling factory in the Novgorod region, and extended our operations in August 2003 with the acquisition of a mineral water factory and underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water.

        We obtain natural mineral water from an underground source near the Valdai National Preserve, which is bottled at our new factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed nationally in Russia under the "Sanctuary Valdai" brand name.

        In August 2003, we acquired underground wells and a factory that produces "Essentuki" mineral water. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia's best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.5 liter dark green bottles long associated with the brand. Our Essentuki area factory has a production capacity of about 6,000 units per hour.

        During 2003, we invested a total of $6.0 million in the development of our bottled water production, including $4.1 million for our acquisition of the Essentuki area factory and underground wells. We have allocated $10.2 million for investment in our bottled water business in 2004.

        Although there is no significant history of consumption of non-aerated bottled drinking water in Russia, the situation is changing due to environmental factors. There is a rising interest in bottled drinking water in Russia, especially in large cities such as Moscow. The mineral water market is expanding not only in terms of production volumes, but also in terms of the number of brands. Moreover, the number of Russian premium brands is growing, while the share of imported brands is declining.

        Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral water using ecologically pure Russian sources. As our Okulovka bottling plant is strategically located near the Valdai Nature Preserve between Moscow and St. Petersburg, we initially entered the mineral water markets in these two cities. We intend to open several factories near ecologically sound water sources and market our water locally with local brand names, all under the umbrella "Sanctuary" brand.

        We believe that our primary competitors in this area will be Pepsi's "Aqua Minerale" and Coca-Cola's "BonAqua," as well as Borzhomi, Narzan and Saint Springs, all of which are produced in the CIS.

        We have positioned our brand in a more up-to-date style, accentuating the fact that it is a naturally produced mineral water, and offer both still and carbonated waters in a variety of bottle sizes, giving consumers a wider choice.

New Product Development

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. Our product and technologies development departments had 40 employees as of December 31, 2003. They often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2003, 2002, 2001 we spent approximately $1.2 million, $0.9 million and $1.3 million on activities associated with new product development.

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

        In 2003, we introduced a new line of unique and innovative dairy products marketed under the "NEO" brand and targeted at consumers seeking healthier lifestyles. "NEO" brand products include "Joy-Fit," a drinking yogurt containing juice available in a variety of flavors, enhanced with vitamins and probiotics and sold in colorful and easy to use bottles; "Imunele," a vitamin enriched juice- based drink; "Mazhitel," a juice-milk drink; and other products. We also expanded our cheese production, introducing new brands and varieties. For example, we introduced a wide selection of processed cheese products under our "Happy Milkman" and "Orlov's Creameries" brands, as well as cheese products marketed for children under our "Ginger Up" brand and hard cheese products sold under the new "Lamber" brand. In addition, we actively developed our Bio-Max brand during 2003, introducing yogurt products, enriched fruit cottage cheese and low-fat products. We intend to continue to actively develop our cheese products and enriched dairy products during 2004.

        In the juice segment, we are currently in the process of launching a number of innovative, value-added juice-based drinks enriched with vitamins, fiber and probiotics. We are also developing "J7" into an umbrella brand, and we have already launched several new products thereunder, including "J7 Idea" and "J7 Imuno."

        In addition to new product development, recent technological innovations include the development of our own stabilizers and bacteria cultures for the production of certain dairy products. These stabilizers and bacteria cultures, which we expect to begin using during 2004, will allow us to replace some of the raw materials which we currently import.

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

        Our advertising and marketing expenditures of $19.6 million in 2001, $34.9 million in 2002 and $43.8 million in 2003 constituted 2.9%, 4.2% and 4.7% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase due to market competition and annual media inflation. According to Gallup, we were the eighth largest advertiser in Russia in 2001, the fourth largest advertiser in 2002, and the second largest advertiser in 2003.

        A majority of our advertising expenditures are for the promotion of our leading nationwide juice brands, such as "J-7" and "Lovely Garden." We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets. We also plan to continue our aggressive advertising and marketing of selected new products.

        We continually seek fresh outlets for promoting our brands. For example, since 2001 we have sponsored the television program "The Last Hero" (the Russian version of "Survivor"), the first reality-based series on Russian television. In this connection, our "J-7" brand products are featured in virtually all public relations and marketing relating to the show—on billboards, "J-7" packaging, television and print advertisements, as well as on the show itself. We also sponsor two other reality-based television programs using our "NEO" and "Zapovednik" brands. Another example of innovative marketing is our promotion of the "Ginger Up" brand, which is targeted at children, with a unique "Ginger Up" magazine for children.

        We have also built brand awareness through charitable work and sponsored events. For several years, we have sponsored events of a program of the International Charity Foundation called "Hope Around the World" benefiting orphans. We also sponsor events of Ronald McDonald's Sports and Recreation Center for Children, which helps mentally and physically disabled children; cooperate with the Society for Helping Children with Heart Diseases; and assist in the organization of International Invalid's Day, organized under the auspices of UNESCO in Russia. We also support various Moscow children's charities and several other charitable organizations. In addition, we serve as a trustee of the Charity Foundation for Special Grants, which is headed by Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

        The broad distribution of our products is an important element in maintaining sales growth and providing services to our customers. We attempt to meet the changing and increasing demands of our customers by planning appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a proprietary network of distribution centers and sales offices that are strategically located in 27 cities throughout Russia and other countries of the CIS. Specifically, we have 29 dairy distribution centers and 18 juice distribution centers that provide us with a broad national presence and facilitate the sale of our products in populous regions and in certain regions where we do not own production facilities. These distribution centers function as distribution points in their respective regions, and also coordinate certain local trade marketing.

        For the purposes of establishing pricing policies, coordinating interaction with local authorities, production and raw material purchase planning, we divide Russia into two sales and distribution areas: European Russia and Asian Russia.

  Distribution

        Due to different consumption patterns and product characteristics, our dairy and juice businesses require different distribution strategies. We have therefore built two largely independent distribution systems for our dairy and juice products, although we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible. Our bottled water is primarily distributed through our juice distribution centers, and the distribution strategy for water largely follows the distribution strategy we have developed for our juice products.

        Given the limited shelf life of dairy products, their distribution tends to focus on local customers near the production facilities. Typically, key dairy sales personnel are located at the production plant and are responsible for regional sales activities mainly aimed at large retail outlets, including facilitating orders, coordinating deliveries to chains and retail outlets, customer account management, marketing analysis and reporting to headquarters.

        Our infant dairy products, produced by the Moscow Baby Food Plant, are largely purchased by the Moscow City Government, which, in turn, distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2001, 2002, and 2003, approximately 74%, 61% and 53%, respectively, of our child and infant dairy product sales volumes were distributed through these milk kitchens, with the remaining sales volumes sold through our distributors. The dairy product sales volume distributed through the milk kitchens has been decreasing while, at the same time, the volume of commercial sales of our dairy products has increased. Our sales to the Moscow City Government, which result from a tender process and were at prices approximately 7% below market price in 2001, approximately 20.1% below market price in 2002 and approximately 9% below market price in 2003, constituted approximately 3.6% of our total dairy product sales volume in 2001, approximately 2.8% in 2002 and approximately 2.3% in 2003. For a description of the risk relating to our reliance on the Moscow City Government to purchase of our infant dairy products, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues from this business could be substantially reduced."

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

  Customer base and pricing

        We distribute our products through a variety of channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open-air markets and restaurants. As a percentage of total revenue during 2003, in terms of product value, approximately 65% of our dairy products and 68% of our juice products were sold through independent distributors, 15% of our dairy products and 10% of our juice products were sold through supermarket chains, 13% of our diary products and 7% of our juice products were sold through small retailers, and 7% of our dairy products and 15% of our juice products were sold through other channels, including hotels, restaurants, schools, airlines and other establishments.

        Our general distribution strategy for dairy products is to increase the share of direct distribution to retail chains such as supermarket chains, grocery shops and restaurants while maintaining our relationships with independent distributors. Increased direct distribution to retailers allows for greater flexibility with short-lived dairy products and should improve gross margins and increase our marketing potential, although direct distribution will also result in higher transportation and sales costs. To this end, we have expanded our proprietary distribution network.

        Our distribution strategy for juice products is to sustain and enhance our relations with independent distributors, with whom we have generally developed long-standing, beneficial relationships.

        Independent distributors.    As a percentage of our total sales during 2003, in terms of product value, we sold approximately 65% of our dairy products and 68% of our juice products through large networks of independent distributors, structured as follows:

  •
  As of December 31, 2003, our dairy distribution network consisted of approximately eight large independent distributors in Moscow and the Moscow region, unchanged from 2002. All of our dairy distributors distribute only our products and do not distribute the dairy products of our competitors. We also implemented a segmentation program among the eight Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy product market and distributes in accordance with our unified pricing scheme. We intend to implement a similar structure in St. Petersburg and the Northwest region during 2004, where we will have five large independent distributors who will purchase products from us in accordance with the segmentation program. We believe that this strategy increases the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels. As of December 31, 2003, we had 380 independent dairy distributors throughout the rest of Russia.

  •
  As of December 31, 2003, our juice product distribution network consisted of four independent distributors in Moscow and twelve independent distributors throughout the rest of Russia. We have been revising our juice distribution system over the course of 2003 and expect to continue this process through 2004. We have reduced the number of distributors we work with and broadened the scope of sales made through the distributors to include sales to sub-distributors, wholesalers and small retailers. We are also in the process of implementing measures to increase distributor loyalty. The change in relations with our distributors in our juice segment has resulted in a significant increase in our bad debt reserve. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations" for a description of the impact of this restructuring on our juice sales in 2003. We are actively addressing this issue and believe that this situation has stabilized.

        A number of independent distributors with whom we work purchase both dairy and juice products from us. We offer our independent distributors certain discounts off our base prices. A long-term tariff plan is developed with each independent distributor that provides the terms of the discount and deferred payment plans. The terms of these tariff plans may be adjusted from time to time based on the performance of a distributor.

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

        During 2004, we intend to work and jointly invest with our independent distributors to establish a "cold supply chain" in Moscow whereby the procurement, warehousing, transportation and retailing of our products will be done under controlled temperatures in order to maintain the products' integrity, freshness and nutritional value. In addition, we have implemented an Internet-based distribution program for our Moscow dairy product distributors, which we plan to expand into Nizhny Novgorod during 2004.

        Supermarket chains.    As a percentage of total sales in 2003, in terms of product value, we sold approximately 15% of our dairy products and 10% of our juice products to supermarket chains in Russia. We believe that the importance of these customers will continue to grow in the coming years. Our approach to supermarket chains is to increase our share in this sector by becoming the supplier of choice to the major retailers by developing key supplier relationships and improving customer service standards. We have focused our business on major retailers whose market shares are continuing to grow, such as Ramstore, Pyatorichka, Auchan, Perekryostok, Seventh Continent, Kopeika and others. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use. Similar to independent distributors, supermarket chains receive a discount based on the volumes they purchase during each month. We aim to maintain retail price control with supermarkets in the same manner as with independent distributors.

        In 2003, we established several "field sales manager" positions throughout Russia. Field sales managers personally monitor the inventory of our dairy products at supermarket chains and work closely with stores' dairy product mangers in placing orders to ensure consistent inventory and allow us to execute orders expeditiously and efficiently. We plan to supply our field sales managers with personal digital assistants, or PDAs, in 2004 to allow them to forward orders from supermarkets in real time while they are on site.

        While relationships with supermarket chains are currently beneficial for us, we expect that the growth of certain chains and consolidation of market power may increase the bargaining power of some of these customers. For example, some Russian supermarket chains have, from time to time, created informal alliances in an attempt to obtain greater price discounts from manufacturers. We do not intend to seek or sustain inefficient sales volumes and may withdraw from unprofitable business relationships. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness." Additionally, certain supermarket chains have begun to charge limited fees for shelf space for juice products, and we are generally charged limited fees for shelf space for dairy products in Ukraine. We expect that this trend will continue.

        Small retailers.    As a percentage of total sales in 2003, in terms of product value, we sold approximately 13% of our dairy products and 7% of our juice products to small retailers. We have a dedicated sales force whose responsibility includes managing our relationships with small- and medium-sized grocery stores and open-air market retailers. These retailers are charged our base price for our products. While we do not have any formal programs to monitor the retail prices charged by these entities, we encourage them to follow our pricing guidelines.

        Other sales.    We are a supplier of McDonald's restaurants in Russia. Under our agreements with McDonald's, we supply sterilized milk for sale under the "McDonald's" brand in their restaurants. We also sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments. As a percentage of total sales in 2003, in terms of product value, we sold approximately 7% of our dairy products and 15% of our juice products to these other customers.

  Transportation

        We sell from our plant warehouses, distribution centers or through direct delivery. We deliver our products to customers directly using third-party truck and railway delivery services and our own truck fleet. We do not charge our customers a delivery fee for the shipment of products to our regional distribution centers, though a delivery fee may be assessed for the delivery to a customer from such distribution centers.

  Export program

        We export our juice products to CIS countries, the United States, Canada, Australia, Japan, Portugal, Estonia, Latvia and Lithuania. Our juice products are distributed in these countries through independent distributors. Our total juice export sales were approximately $1.0 million in 2001, $2.5 million in 2002 and $4.4 million in 2003.

        We began exporting our products to Western markets in 1999, in particular, our traditional berry-juice drinks which we marketed under the "Wonder Berry" brand. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

        Since then, we have participated in trade shows in foreign countries and worked with foreign distributors on promotional campaigns and tastings. We have also engaged in market tests and market research in, as well as one-off deliveries to, foreign countries in order to determine future potential markets.

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

Production and raw materials

  Production efficiency and quality

        In addition to compliance with the relevant Russian quality standards, we attempt to ensure that our products conform to the quality standards of organizations such as the World Health Organization, l'Association Francaise de Normalisation and the Food and Agricultural Organization, as well as the regulations of the European Union. We are also a member of the International Federation of Fruit Juice Producers, the Russian Union of Juice Manufacturers and the Russian Dairy Union. In addition, since 2001, we have been certified for meeting the British Retail Consortium (BRC) food technical standard, which required a third-party assessment of our premises, operational systems and procedures by a certified BRC auditor, and we intend to continue to seek such certification in the future. We also assist relevant Russian government agencies in initiating and developing corresponding regulations for the Russian market.

        In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production and the GFL-Laboratory in Berlin, Germany. This cooperation has provided our employees with scientific advice, solutions to technical problems and on-site training. We also work closely with several multi-national raw material and additive suppliers in order to benefit from their collective technical expertise in relation to our new product development and evolving quality standards.

        We have our own research laboratory with a team of scientists and experts. Samples of all our primary ingredients and samples of our final products undergo microbiological analysis and in-depth testing. In addition, we have laboratories at all of our plants that perform quality checks on our products at all stages, including quality checks on the raw milk supplied by dairies to us, the materials at our production facilities and the finished products in our warehouses. Some of our products have been singled out for their quality. For example, the Institute of Nutrition of the Russian Academy of Sciences has recommended the products of the Lianozovo and Tsaritsino Dairy Plants for children from the age of eight months, as well as for pre-school children. To further our commitment to product quality, we recently appointed a senior manager to oversee our Juice Quality and Product Development Program, and we are currently seeking to hire a manager for an equivalent position within our dairy unit.

        We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovo Dairy Plant, we have installed new production lines of Tetra Brik Aseptic, of Tetra Pak, Sweden, for bottling juices, nectars and milk into cartons with a plastic cap and an application foil tape. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce a children's cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other dairy plants.

        In 2003, we installed new yogurt, cottage cheese and dessert production and packaging systems at the Kharkov and Timashevsk Dairy Plants; high-speed ultra clean bottling lines for milk, kefir and drinking yogurts at the Lianozovo, Kiev and Timashevsk Dairy Plants; cottage cheese dessert packaging lines at the Lianozovo Dairy Plant; and new packaging lines at the Tsaritsino Dairy Plant. In 2004, we are modernizing the Baltic Milk dairy plant in St. Petersburg, and completed the installation of cheese production lines at the Ufa, Rubtsovo and Timashevsk Dairy Plants.

        We have uniform quality standards for all our enterprises. When we enter regional markets, we seek to raise the standards of consumption to a higher level by offering a wide range of quality products at reasonable prices. We also aim to offer products in consumer-friendly and innovative packaging across a range of market sectors.

        We also seek to make efficient use of our milk supply and handle surplus raw milk resulting from seasonal differences in supply by processing this milk into longer-life products such as milk powder and butter. Our ability to handle these imbalances in supply is important for cost-effective purchasing of raw milk throughout the year and maintaining our relationships with suppliers.

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

        Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards. We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector, and in 2002, we acquired Depsona, a fruit juice and concentrate producer in Central Russia. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions.

        We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship "J-7" juice line was created with consulting assistance from Cargill, the world's largest supplier of juice concentrates.

        "Milk Rivers" program.    We have strengthened our position in the dairy market by developing our own network of raw material suppliers, in significant part through investments that support agricultural producers. Our investment in these programs totaled approximately $2 million in 2003.

        In the summer of 1999, we merged and formalized these programs under our "Milk Rivers" program (referred to as "Dairy Rivers" in the notes to our financial statements included elsewhere in this document), through which we provide local dairies with trade loans, feed, and leased combines and milking and refrigeration equipment. In selecting dairies to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds. We also look for producers that can help balance out the seasonality in raw milk production volumes.

        Under the Milk Rivers program, we have rented advanced German and Swedish milking, feed production, feed-chopping and refrigeration equipment for periods from three to eight years to approximately 90 agricultural enterprises located in the Moscow and nearby regions, including the Voronezh and Nizhny Novgorod regions. The lease receivables are offset with milk supplies based on a predetermined schedule during the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle receivables through the delivery of milk supplies based on a predetermined schedule. The settlement is based on milk prices that are fixed either in rubles or in U.S. dollars in the range of $0.19 to $0.29 per liter, depending upon the quality, which approximates the average cash prices at the inception of the lease, or is variable dependent upon prevailing market prices. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk freezing and the temporary storage of milk at farms, and mangers and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm. We have also set up a service center to assist the participants in keeping the leased equipment in good repair.

        Under the Milk Rivers program, we also provide loans to Milk Rivers dairy producers for the purchase of dairy cattle. We are also developing a program through which we will offer consulting services free of charge to our Milk Rivers program participants to help them improve the quality of the milk they produce.

        We plan to eventually expand the scope of this program to include all regions of Russia and other CIS countries where we produce our dairy products. For example, we have commenced the Milk Rivers program and invested $2.0 million in the Krasnodar, Altai and Bashkiria regions of Russia, where we have three production plants.

        Other initiatives. A key factor for enhancing milk productivity of a herd and increasing milk quality is the availability of a good feed base. This particular problem has been one of the most important in recent years and arose because of harvesting problems deriving from a lack of modern harvesting machinery. For this reason, the second stage of the Milk Rivers program has entailed providing a number of the participating agricultural enterprises with new fodder-harvesting machines. German company Doppstadt, through its joint-venture in St. Petersburg, has become our partner in this project.

        We believe that providing dairies with wholesome, well-balanced compound animal fodder is essential for increasing the productivity of dairy herds, especially in the winter. We have been working with select farms and fodder producers since 1999. In 2003, we purchased approximately 35,000 tons of wholesome compound fodder from Moscow-area fodder producers, which we supplied to the dairy farms we regularly work with. We also started the fodder procurement program in other regions, including Nizhny Novgorod. As with the Milk Rivers program, payment for the fodder is made with milk supplies. The offset milk price is in a range which approximates average cash prices for milk.

Seasonality

        The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of dry milk at some of our dairy production facilities for use in production during the winter months, and currently produce dry milk at four of our plants.

        The demand for our juice products traditionally peaks during April through May and in December. We believe that the high demand during April through May is related to the public's heightened desire for vitamin-rich food and drink products during the transition from winter to spring, and that the high demand in December is related to increased juice consumption during the holidays.

        The demand for both dairy and juice products in southern Russia rises in the summer due to an increase in the number of tourists. To meet this seasonal increase in demand in southern Russia, we have expanded to double the capacity at our plants located in the Krasnodar region and Kiev, and in 2002, we acquired a dairy plant in Kharkov, Ukraine.

Packaging

        Our principal packaging raw materials include materials needed for packaging our dairy and juice products, consisting mainly of composed material, polymeric material and foil. Our principal supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products. Tetra Pak supplies approximately 90% of our packaging materials, and we are substantially dependent upon this sole supplier to meet our requirements. As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants. See Note 28 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements." .

        We have established similar relationships with companies such as SIG Combibloc, GEA Finnah, Senaplast, APV, Solvay and Huhtamaki Van Leer. As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Lintekhnoresurs and Soyuz. We have begun using more plastic packaging for our products, and installed new plastic milk bottling lines at the Lianozovo Dairy Plant and Moscow Baby Food Plant during 2003 and at the Timashevsk, Kiev and Siberian Dairy Plants in early 2004.

Trademarks and Patents

        We have registered brand names and trademarks throughout Russia and in other countries. We keep track of our intellectual property and monitor the protection of our brand names and instances of copyright infringement in Russia and the CIS. The extent to which we seek protection of our trademarks outside of Russia and the CIS depends on the significance of the brand and jurisdiction concerned. The brand names listed above under "—Our products and brands—Dairy products and brands" and "—Our products and brands—Juice products and brands," which we have registered in Russia, are material to us. We also own several licenses, patents and proprietary recipes, know-how and technologies related to our products and processes. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business" for a description of the risks related to the protection of our trademarks.

Insurance

        We maintain insurance coverage for our 18 major production facilities, including the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenskiy Dairy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Kiev Dairy Plant, Kharkov Dairy Plant, Bishkek Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Depsona, Nizhny Novgorod Dairy Plant, Rubtsovo Dairy Plant, Buryn Dairy Plant, Healing Springs Water Plant, Valdai Springs Water Plant and Baltic Milk. The insurance is provided by a leading Russian insurer, AlfaInsurance, and reinsured by AIG Russia and Munich Re. The coverage is a standard "All Risks" insurance package covering the most valuable equipment at these facilities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability." See Note 30 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

Environmental and Product Liability

        We are subject to the requirements of environmental laws and regulations. While we devote resources designed to maintain compliance with these requirements, we cannot assure you that we operate at all times in complete compliance with all such requirements. We could be subject to potentially significant fines and penalties for any noncompliance that may occur. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2003 we did not incur, and in 2004 we do not expect to incur, material capital expenditures for environmental controls. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would have a material adverse effect on our financial results and could reduce our ability to maintain or increase production."

        We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and we cannot assure you that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would have a material adverse effect on our financial results and could reduce our ability to maintain or increase production" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS," and abroad, and adversely affect our results of operations."

Regulation

        Production, sale and distribution of food and beverages in the Russian Federation is regulated by general civil legislation and by special legislation that includes quality standards and various safety and sanitary rules.

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

        The Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare. This Service is the principal federal body authorized to supervise sanitary and epidemiological issues in the Russian Federation. The Service is subordinate to, and supervised by, the Ministry of Health Protection and Social Development. The Service enforces sanitary-epidemiological rules (which include sanitary rules, sanitary standards, and hygienic requirements), monitors the sanitary conditions of production sites and equipment, fulfillment of sanitary standards for raw material and finished product storage at manufacturing plants, compliance with sanitary standards for the storage and sale of food products, their quality and safety at wholesale and retail outlets and businesses catering to the public. The Service also carries out inspections of sellers' premises.

        The Federal Service for Technical Regulation and Metrology.    This Service oversees compliance with obligatory general and industrial standards.

        The Federal Service for Veterinary and Fito- Sanitary Supervision.    This Service supervises the sanitary safety of raw food materials used in the production of food products and beverages where such raw food materials are derived from animals.

  Applicable Food and Health Legislation

        Russian legislation regulating quality and safety of food and beverages includes the following acts:

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

        The Federal Law on Technical Regulation, effective as of July 1, 2003, provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Compliance with the obligatory technical regulations is supervised by the authorized state organs.

        The Governmental Regulation on Monitoring of Quality and Safety of Food Products and Health of People identifies the government agencies that are responsible for supervising and monitoring the quality and safety of food products.

        The Government Regulation on State Registration of New Food Products, Materials and Goods provides for the obligatory state registration of certain food products, including mineral water, baby food and dairy products enriched with vitamins and/or other microelements. Food producers intending to develop and offer a new food product to the public are required to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. Such applications are reviewed by the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare (together with the Federal Service for Veterinary and Fito-Sanitary Supervision with respect to products derived from animals) within 40 days of their filing.

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

  •
  Registration of the product, its manufacturer and supplier with the State Register of Food Products maintained by the Federal Agency for Health Protection and Social Development; and

  •
  Issuance of a certificate of state registration permitting the product to be manufactured, imported or distributed in the Russian Federation.

        The state registration of products is carried out by the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare (together with the Federal Service for Veterinary and Fito- Sanitary Supervision with respect to products derived from animals).

  Certification

        The certification of products and services is currently regulated by the Federal Law on Technical Regulation. Product certification is a procedure whereby an agency authorized by the government confirms that a product complies with technical regulations, standards and requirements. Milk products, juice, certain water products and other beverages are subject to mandatory certification. Conformity symbols evidencing that the manufacturer has undergone certification procedures are required to be printed on a product's packaging. Failure to mark a product with a required conformity symbol carries possible administrative sanctions.

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

  Competition and Pricing

        The Federal Antimonopoly Service is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Russian Law on Competition and Restriction of Antimonopoly Activity on Commodity Markets prohibits the abuse of a dominant position to limit competition. Our subsidiary, the Moscow Baby Food Plant, has been included in the register of entities holding a dominant position, as the plant controls over 35% of the market for milk products for babies in Moscow and the Moscow region. A dominant position does not impose additional reporting or other requirements on us; however, because of our dominant position, the Federal Antimonopoly Service monitors our activities.

C. Organizational Structure

        The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate ownership percentage of each subsidiary as of May 31, 2004.

Plant	Ownership Percentage	Country of Incorporation
Lianozovo Dairy Plant	98.31%	Russian Federation
Annino Dairy Plant	100.00%	Russian Federation
Tsaritsino Dairy Plant	98.91%	Russian Federation
Vladivostok Dairy Plant	99.83%	Russian Federation
Ramenskiy Dairy Plant	96.68%	Russian Federation
Karasuk Dairy Plant	93.80%	Russian Federation
Ufa Dairy Plant	97.83%	Russian Federation
Siberian Dairy Plant	78.90%	Russian Federation
Nizhny Novgorod Dairy Plant	97.44%	Russian Federation
Rubtsovo Dairy Plant	100.00%	Russian Federation
Kiev Dairy Plant	86.58%	Ukraine
Timashevsk Dairy Plant	99.41%	Russian Federation
Moloko Veidelevki	100.00%	Russian Federation
Siberian Cheese (warehouse)	100.00%	Russian Federation
Novokuibyshevsk Milk	87.13%	Russian Federation
Moscow Baby Food Plant	77.34%	Russian Federation
Buryn Dry Milk Plant	76.00%	Ukraine
Tuymazinskiy Dairy Plant	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	Kyrgyz Republic
Baltic Milk (formerly Roska)	100.00%	Russian Federation
Depsona	95.44%	Russian Federation
Gulkevichy Dairy Plant	52.27%	Russian Federation
Kharkov Dairy Plant	85.27%	Ukraine
Valdai Springs Water Plant	100.00%	Russian Federation
Healing Springs Water Plant	100.00%	Russian Federation
Geyser	100.00%	Russian Federation
Toshkent Sut Dairy Plant	76.98%	Republic of Uzbekistan

D.    Property, Plants and Equipment

Production facilities

        We currently manufacture our products at 25 production facilities, including 21 plants that principally produce dairy products, two plants that produce exclusively juice products and two water production plants. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2001, 2002 and 2003, we invested approximately $365.4 million in the modernization of our existing production facilities and acquisitions of new production assets. Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have started extensive modernization and cost cutting programs at all of our dairy plants and at two of our juice producing plants, the Ramenskiy Dairy Plant and Depsona.

        We also review our production headcount with the aim to enhance productivity. Sales per employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry, was $60,000 per employee in 2001, $50,773 per employee in 2002 and $51,192 per employee in 2003. The decrease in sales per employee in 2002 was caused by the high number of production employees at the less automated regional plants we acquired during that year and in 2001, and the high growth in our sales and distribution personnel in connection with the expansion of our distribution network into the regions.

        In 2003, we worked with an international management consulting firm on a training, cost cutting and management program at the Nizhny Novgorod Dairy Plant in an effort to increase revenue per employee and tonnes of product produced per production employee per day. We intend to implement some of these programs at our other production facilities. We also initiated a restructuring program which we expect will reduce our overall employee headcount during 2004, as well as a major engineering optimization program aimed at reducing the cost per unit of product.

        The following table contains data regarding our main dairy and juice production facilities. It should be noted that raw milk throughput capacity and production output are not identical measures, as different dairy products require different amounts of raw milk for their production. Product output of a plant therefore depends on the types of products being produced there.

			Production in 2001		Production in 2002				Production in 2003
	Year of Acquisition(1)	Year Built	Dairy	Juice(4)	Dairy		Juice(4)		Dairy	Juice
			(thousand tons)		(thousand tons)				(thousand tons)
Moscow and Moscow region
Lianozovo Dairy Plant	1995	1989	438.6	165.7	428.7		203.9		401.5	166.7
Tsaritsino Dairy Plant	1996	1975	123.3	82	192.2		84.7		179.2	67.7
Moscow Baby Food Plant	1996	1982	39.1	—	43.13		—		46.7	—
Ramenskiy Dairy Plant	1997	1982	2.5	48.9	—		81.8		—	140.5
Central Russia (excluding Moscow)
Nizhny Novgorod Dairy Plant	1998	1984	33.1	2.0	29.8		3.9		51.9	0.3
Timashevsk Dairy Plant	2000	1990	62.5	8.8	66.9		2.4		95.1	—
Ufa Dairy Plant	2001	1971	44.1	—	45.3		—		50.4	—
Annino Dairy Plant	2001	1978	2.6	—	1.2		—		19.1	—
Novokuybishevsk Milk(5)	2002	1975			3.8		—		5.5	—
Baltic Milk (former Roska)(5)	2002	1987			1.9		—		8.7	—
Depsona(5)	2002	1996			—		2.2		—	20.7
Siberian Dairy Plant	1998	1961	58.9	8.0	61.7		21.9		64.8	33.3
Gulkevichy Dairy Plant(5)	2002	1928			1.0		—		2.1	—
Tuimazy Dairy Plant(5)	2002	1958			1.6		—		7.8	—
Asian Russia
Karasuk Dairy Plant	1999	1952	4.9	—	5.6		—		11.4	—
Vladivostok Dairy Plant	1998	1947	12.8	0.6	13.3		5.4		13.8	7.7
Rubtsovso Dairy Plant	2001	1954	1.0	—	4.3		—		5.6	—
Other CIS countries
Kiev Dairy Plant	2001	1973	20.8	—	23.5		3.6		26.1	9.8
Kharkov Dairy Plant(5)	2002	1973			10.8		—		32.4	—
Bishkek Dairy Plant	2000	1990	8.9	—	12.2		—		14.6	—
Buryn Dry Milk Plant(5)	2002	1974			—		—		11.9	—
Total			853.1	316.0	947.8	(2)	414.1	(3)	1048.6	446.7

        The following table contains data regarding our water production facilities:

	Year of Acquisition	Year Built	Production in 2001	Production in 2002	Production in 2003
			(thousand tons)	(thousand tons)	(thousand tons)
Valdai Springs Water Plant	N/A	2003			5.8
Healing Springs Water Plant(6)	2003	1999			0.1

Total					5.9

(1)
"Acquisition" means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of December 31, 2003 are included in this table.

(2)
Excluding the plants acquired during 2002, this total would be 931,300 tons.

(3)
Excluding the plants acquired during 2002, this total would be 411,900 tons.

(4)
Sales volumes of our juice products exceeded our total juice production volumes in 2001, 2002 and 2003 due to certain co-packing arrangements we had with third-party juice producers. We purchased 32,542 tons, 54,460 tons and 43,432 tons of juice from third-party juice producers pursuant to co-packing arrangements in 2001, 2002 and 2003, respectively.

(5)
Production data for the years prior to 2002 is unavailable.

(6)
Production data for the years prior to 2003 is unavailable.

        At December 31, 2003, certain of our assets served as collateral for loans from Sberbank, Bank of Moscow, the Moscow City Government and others and vendor financing obligations, including:

  •
  Inventory in the amount of $6.2 million; and

  •
  Property, plant and equipment with a net book value of $54.1 million ($53.9 million of which was collateral related to vendor financing obligations).

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and combined financial statements and the related notes and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in Item 3.D and under the caption "Cautionary Statement Regarding Forward-Looking Statements." Our consolidated and combined financial statements are expressed in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

A.    Operating Results

Overview

        We are a large, fast-growing Russian manufacturer of dairy and juice products, with sales of $938.5 million, $824.7 million and $674.6 million in 2003, 2002 and 2001, respectively. Our reportable business segments are diary products, juice products and water. In 2003, the dairy segment accounted for 70.6% of our sales and the juice segment accounted for 29.2% of our sales. In 2002, our dairy segment accounted for 68.4% of our sales and the juice segment accounted for 31.6% of our sales. Our water business, which we commenced in 2003, accounted for 0.2% of our sales in 2003. Our principal geographic market is Russia, which accounted for 94%, 95% and 97% of our sales in 2003, 2002 and 2001, respectively.

        In 2003, our net income decreased to $21.2 million from $35.7 million in 2002, a decrease of 40.8%, although sales increased by 13.8%, including sales increase of 17.6% and 4.9% in the dairy and juice segments, respectively. By volume, dairy segment sales were higher by 6.3% and juice segment sales were relatively flat, decreasing by 0.6%. In the dairy segment, our gross margin was lower primarily due to increased costs of raw milk and higher depreciation expense, even though our average selling prices were higher mainly due to general price increases. Gross margin was higher in the juice segment primarily due to general price increases. Our selling and distribution expenses increased in 2003 as compared to 2002, both in absolute terms and as a percentage of sales, increasing from 13.3% to 15.0%. In particular, our advertising, personnel and transportation costs were higher in 2003 as a result of our regional expansion program.

        Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions of subsidiaries) in 2003, 2002 and 2001 were $107.2 million, $136.1 million and $57.6 million, respectively. Acquisitions of subsidiaries in 2003, 2002 and 2001 were $9.9 million, $39.6 million and $15.0 million, respectively. We expect to invest another $295.2 million over the next three years in property, plant and equipment. We expect to invest $27.0 million in new acquisitions in the next three years.

        At December 31, 2003, we had a total of $283.4 million in indebtedness (consisting of loans, notes and vendor financings for property, plant and equipment). In 2003, we raised approximately $200.9 million through long-term financings, consisting of a dollar-denominated $150 million loan funded through the issuance of Loan Participation Notes due 2008 in international capital markets and ruble-denominated notes in the amount of $50.9 million. Of our total indebtedness at December 31, 2003, approximately 80% was denominated in U.S. dollars and euro.

Operational Highlights for 2003

        In 2003, we integrated our operations, which have grown rapidly in the last few years. In addition to modernization of our production facilities and warehouses, we focused on innovative product development.

        Below is a summary of our operational highlights for 2003:

January	Acquisition of refrigerating and warehousing complex in Novosibirsk
March	Installation of new production lines for dairy products in the central region at LMK and Anninskoe Moloko
March	Installation of a new bottled water factory in the Novgorod region
March	Launch of the first water brand Zapovednik Valday
March	Launch of NEO brand
July	Installation of new production lines for plastic bottles production at LMK and for yogurt and soft cottage cheese at Timashevsk
July	Installation of new cheese spread production in the Krasnodar region
July	Installation of a new production line for liquid dairy products at Baby Food Dairy Plant
August	Installation of new line for processed cheese production at Ufa Dairy Plant
September	Acquisition of Essentuki bottling facilities
October	Installation of a new yogurt production line at Kharkov Dairy Plant, Ukraine
October	Installation of a hard cheese production line at Rubtsovsk Dairy Plant and launch of Lamber, a new cheese brand
October	Installation of a new production line for sour milk at Roska, Saint-Petersburg
November	Launch of J-7 PET package and a PET production line at Depsona

Results of Operations

        The following table summarizes the results of our operations for the years ended December 31, 2003, 2002 and 2001:

	2003	% of sales	2002	% of sales	2001	% of sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$938,459	100.0	$824,734	100.0	$674,616	100.0
Cost of sales	(665,104)	70.9	(579,707)	70.3	(492,990)	73.1
Gross profit	273,355	29.1	245,027	29.7	181,626	26.9
Selling and distribution expenses	(140,746)	15.0	(109,527)	13.3	(62,213)	9.2
General and administrative expenses	(75,973)	8.1	(62,955)	7.6	(54,461)	8.1
Other operating expenses	(7,481)	0.8	(6,497)	0.8	(4,498)	0.7
Operating income	49,155	5.2	66,048	8.0	60,454	9.0
Financial income and expenses, net	(15,273)	1.6	(14,131)	1.7	(10,581)	1.6
Provision for income taxes	(10,717)	1.1	(14,249)	1.7	(14,166)	2.1
Minority interest	(2,012)	0.2	(1,922)	0.2	(3,962)	0.6
Income from continuing operations	21,153	2.3	35,746	4.3	31,745	4.7
Income from discontinued operations, net of tax	—	—	—	—	103	0.0
Net income	$21,153	2.3	$35,746	4.3	$31,848	4.7

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Sales

        Sales increased by 13.8% to $938.5 million in 2003 from $824.7 million in 2002. The dairy segment was our largest business segment, representing 70.6% of sales in 2003 compared to 68.3% in 2002.

	Year ended December 31,
	2003	% of sales	2002	% of sales
	(in thousands)		(in thousands)
Dairy products	$662,303	70.6	$562,982	68.3
Juice products	274,455	29.2	261,752	31.7
Water	1,570	0.2	—	—
Other	131	0.0	—	—

	$938,459	100.0	$824,734	100.0

        Sales in our dairy segment increased by 17.6% to $662.3 million in 2003 from $563.0 million in 2002. Sales growth was made up of sales volume growth of 6.3% and selling price increase. We sold 1,005.9 thousand tons of dairy products in 2003 and 946.0 thousand tons of dairy products in 2002. The average selling price increased by 10.0% from $0.60 per kilogram in 2002 to $0.66 per kilogram in 2003 driven by incremental ruble price increase, ruble appreciation and change in product mix favoring value added products. Our improved dairy sales were driven by our increased presence in the regions, the addition of new products to our product portfolio, the launch of new product lines and increased advertising and marketing activities.

        Sales in our juice segment increased by 4.9% to $274.5 million in 2003 from $261.8 million in 2002. We sold 473.7 million liters of juice in 2003 and 476.7 million liters of juice in 2002. Sales growth was made up of sales volume decrease of 0.6% and selling price increases. The average selling price increased from $0.55 per liter in 2002 to $0.58 per liter in 2003, primarily due to incremental ruble price increase and ruble appreciation partially offset by the change in product mix in favor of lower priced brands. A highly competitive environment required us to revisit our own distribution system. We are reducing the number of distributors and building partner relationships with our favored distributors for long-term cooperation. Due to significant competition and revision of our distribution system our sales volumes were flat.

        We entered the water market with the launch of our Zapovednik brand water in March 2003, which is produced at our new water production facility in the Novgorod region. In August 2003, we acquired a plant and underground wells in the Essentuki area of Russia. Sales in our water segment in 2003 were $1.6 million. We sold 4.9 million liters of water.

        In 2003, 53% of our revenues came from sales in the regions, as compared to 37% in 2002. By segment, regional sales represented 48% and 64% of dairy and juice segment revenues in 2003. Over the last year, we have focused on sales growth in the regions through the expansion of our distribution system and advertising.

  Cost of Sales

        Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy products, concentrates for juices and packaging materials for all products), which accounted for 85.2% and 87.3% of our total cost of sales in 2003 and 2002, respectively. The table below sets forth these costs for both 2003 and 2002:

	Year ended December 31,
	2003	%	2002	%
	(in thousands)		(in thousands)
Raw materials	$566,512	85.2	$506,086	87.3
Personnel	33,040	5.0	26,548	4.6
Depreciation and amortization	24,753	3.7	14,983	2.6
Utilities	15,646	2.4	10,971	1.9
Goods for resale	13,640	2.1	13,770	2.4
Other	11,513	1.6	7,349	1.2

Total cost of sales	$665,104	100.0	$579,707	100.0

        Raw material costs increased by 11.9% between 2003 and 2002 but decreased as a percentage of sales to 60.4% in 2003 from 61.4% in 2002, primarily due to the positive effect of sales price increases. Raw materials costs as a percentage of dairy segment sales were relatively stable (60.7% in 2003 compared to 60.8% in 2002) because increases in raw milk prices and packaging materials costs were offset by sales price increases. Raw materials costs as a percentage of juice segment sales decreased to 59.8% in 2003 from 62.6% in 2002 due to higher prices of juice products.

        In the dairy segment, approximately 70% of our raw material costs were ruble-denominated and 30% were hard-currency-denominated in 2003, whereas approximately 60% these costs were ruble-denominated and 40% were hard-currency denominated in 2002. The increase in ruble-denominated costs resulted from our efforts to fix our expenses whenever possible in rubles in order to reduce exchange rate risks. In the juice segment, substantially all of our raw material costs were hard-currency denominated.

        Personnel costs increased by 24.5% between 2003 and 2002, outpacing our sales growth. The average number of production personnel increased to 9,347 in 2003 from 8,812 in 2002 as a result of additional production equipment installed during 2003. Our payroll cost per production employee increased by 17.3% to approximately $3,500 in 2003 from $3,000 in 2002 due to recruitment of higher-qualified personnel and wage inflation throughout Russia. We intend to reexamine our increased personnel levels with the objective of cutting costs and improving efficiency.

        Depreciation and amortization increased by 65.2% from $15.0 million in 2002 to $24.8 million in 2003, reflecting the significant capital expenditures we have been making in 2002 and 2003 to increase capacity.

        Utility costs increased by 42.6% in 2003 due to larger production and warehouse facilities, as well as an increase in electricity and gas tariffs.

        Goods for resale include various dairy products that we purchase from independent producers and resell.

  Gross Profit

        Our gross profit increased by 11.6% to $273.4 million in 2003 from $245.0 million in 2002. Our gross margin decreased to 29.1% in 2003 from 29.7% in 2002.

        Gross margin in our dairy segment decreased to 27.1% in 2003 from 29.3% in 2002 due to the growth in raw milk prices, additional depreciation of newly-installed capacity, personnel growth and an increase in average salary.

        Gross margin in our juice segment increased to 34.2% in 2003 from 31.0% in 2002. This increase was primarily due to the higher prices of our juice products.

  Selling and Distribution Expenses

        Selling and distribution expenses increased by 28.5% between 2003 and 2002. As a percentage of sales, selling and distribution expenses increased to 15.0% in 2003 from 13.3% in 2002. Our selling and distribution expenses in 2003 and 2002 were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Advertising and marketing	$43,777	$34,857
Personnel	36,562	30,620
Transportation	31,364	24,700
Bad debt expense	10,220	3,232
Materials and supplies	7,446	6,311
Warehouse	4,978	5,228
Other	6,399	4,579

Total selling and distribution expenses	$140,746	$109,527

        Advertising and marketing expenses increased in 2003 by $8.9 million, or 25.6% in absolute terms, and by 0.5% in relation to sales, to 4.7% in 2003 from 4.2% in 2002. This increase was due to the continuation of our regional expansion program and media inflation on Russia's leading national television channels which, in 2003, exceeded 50%. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2003 and 2002, television advertising expenses represented more than half of our advertising budget.

        Personnel expenses increased by 19.4% in 2003 as compared to 2002. This increase was due to the continuing increase of our sales force as part of our regional expansion program. The average number of employees in our selling and distribution department increased to 5,522 in 2003 from 4,326 in 2002 as we continued the expansion of our distribution network into the regions. Our payroll cost per employee decreased by 6.5% to approximately $6,600 in 2003 from approximately $7,100 in 2002 due to our opening of distribution centers in the regions where average salaries are lower. Our personnel costs as a percentage of sales increased to 3.9% in 2003 from 3.7% in 2002.

        Transportation costs, which primarily consist of external transportation costs, increased by 27.0% in 2003 as compared to 2002. Our transportation expenses as a percentage of sales increased to 3.3% in 2003 from 3.0% in 2002. This increase was mainly due to the expansion of our distribution network into the regions, which allowed us to increase our sales volumes in the regions, and increased transportation tariffs. Railway transportation, which accounted for more than half of the total juice transportation expenses, was impacted by a 40% increase in rubles tariffs, which exceeded inflation by more than three times.

        Strong competition in the juice market led to our making better payment terms (i.e., longer payment periods) available to our distributors, resulting in higher debtor levels and credit risks in the juice segment. For that reason, in 2003, we recorded a higher general bad debts expense of $5.6 million. In addition, in connection with our subsequent revision of the juice segment distribution system both in Moscow and the regions we increased our specific bad debt reserve to account for losses resulting from changes in our relationships with our distributors, which constituted $2.1 million. See "—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts" below.

  General and Administrative Expenses

        General and administrative expenses increased by 20.7% in 2003 as compared to 2002, and increased as a percentage of sales to 8.1% in 2003 from 7.6% in 2002. Our general and administrative expenses in 2003 and 2002 were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Personnel	$45,281	$33,800
Audit, consulting and legal fees	7,307	2,613
Taxes other than income tax	5,465	11,872
Depreciation	3,674	2,075
Materials and supplies	3,206	2,399
Communication costs	2,105	1,800
Rent	1,898	1,531
Security expenses	293	559
Other	6,744	6,306

Total general and administrative expenses	$75,973	$62,955

        Personnel expenses increased by 34.0%, due to an increase in the average number of administrative personnel to 3,463 in 2003 from 3,105 in 2002, resulting from our acquisitions in 2003 and 2002 and the establishment of our new water business unit. Our average cost per employee increased by 20.1% to about $13,000 in 2003 from $10,900 in 2002 mainly due to the wage inflation throughout Russia and especially in Moscow, where highest paid employees are concentrated and due to the necessity of recruiting higher-qualified personnel.

        Our expenses for audit, consulting and legal services more than doubled, increasing by 179.6% in 2003 compared to 2002, primarily as a result of our expansion, the more stringent requirements imposed upon us as a U.S.-listed public company, operations enhancement initiatives and consulting fees for a review of our supply chain management.

        Taxes, other than income tax, include advertising tax, which is levied on our advertising expenses, property tax, which is levied on our property and miscellaneous local taxes. The decrease in these taxes of 54.0% in 2003 compared to 2002 was partly due to the cancellation in 2003 of certain turnover taxes, which were levied on our sales during 2002. In 2004, we expect significant increases in property taxes due to the repeal of a privilege in paying property tax for our dairy segment because of changes in tax legislation which took effect from 2004.

        Depreciation expense increased by 77.1% from $2.1 million to $3.7 million, reflecting the significant capital expenditures we have been making in 2002 and 2003 to support our expansion into the regions and for acquisition of IT equipment.

  Operating Income

        Operating income decreased to $49.2 million in 2003 from $66.0 million in 2002, representing a 25.6% decrease, and as a percentage of sales, operating income decreased to 5.2% in 2003 from 8.0% in 2002. As discussed above, the decrease in operating income was due to the deterioration in the gross margin, combined with higher selling and distribution expenses and general and administrative expenses as percentage of sales.

  Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2003	2002
	(in thousands)
Interest expense	$20,903	$12,818
Interest income	(2,921)	(2,928)
Currency remeasurement (gains) losses	(4,834)	2,860
Bank charges	1,971	2,207
Other financial expense (income)	154	(826)

Total financial income and expense, net	$15,273	$14,131

        Interest expense increased by 63.1% in 2003 compared to 2002. This resulted from an increase in our long-term borrowings, including notes payable issued in 2003, to $283.4 million at December 31, 2003 from $186.0 million at December 31, 2002. We managed to decrease the weighted average interest rate by repaying short-term loans bearing the highest interest rates with the proceeds of long-term notes issued.

        We received interest income of $2.9 million from placement of temporary free funds of our notes issuances.

        During 2003, the Russian ruble appreciated against the U.S. dollar and depreciated against the euro, as a result we incurred currency remeasurement gains of $4.8 million. Commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. As the value of the ruble increased against the U.S. dollar in 2003, the U.S. dollar-denominated liabilities resulted in currency remeasurement gains. Similarly, as the value of the ruble decreased against the euro, the euro-denominated liabilities resulted in currency remeasurement losses. Our net monetary liabilities position in the U.S. dollar and the euro resulted in the currency remeasurement gain.

  Provision for Income Taxes

        Our provision for income taxes for the years ended December 31, 2003 and 2002 was as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Current provision	$14,866	$14,211
Deferred (benefit) charge	(4,149)	38

Total provision for income taxes	$10,717	$14,249

        Provision for income taxes amounted to $10.7 million in 2003 and $14.2 million in 2002. These provisions comprise current income tax charges of $14.9 million in 2003 and $14.2 million in 2002, and deferred tax benefit of $4.1 million in 2003 and deferred tax charge of $0.04 million in 2002. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

        In 2003, our effective income tax rate was 31.6% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax assets and tax benefits for small enterprises. In 2002, our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%. This increase of our effective tax rate is mostly due to the decrease of income tax privileges for small business enterprises benefit in 2003 as compared with 2002. In 2002 and to a smaller extent in 2003, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2003 and 2002, our income tax expense would have been higher by $3.0 million and $4.9 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above.    See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The reduction of a tax privilege from which we currently benefit would materially adversely affect our results of operations."

  Minority Interest

        The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2003 and 2002, net profits on continuing operations attributable to minority shareholders of our subsidiaries slightly increased to $2.0 million from $1.9 million. During 2003, we acquired the remaining 48% of Ufamolagroprom thus reducing minorities stakes, offset by increased profit at our subsidiaries with minority shareholders.

  Net Income

        Net income decreased in 2003 to $21.1 million (2.3% of sales) from $35.7 million (4.3% of sales) in 2002, primarily as a result of the decrease in operating income explained above, which was partially offset by a decrease in income tax expense.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Sales

        Sales increased by 22.3% to $824.7 million in 2002 from $674.6 million in 2001. The dairy segment was our largest segment, representing 68.3% of sales in 2002 compared to 72.0% in 2001.

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Dairy products	$562,982	68.3	$485,452	72.0
Juice products	261,752	31.7	189,164	28.0

	$824,734	100	$674,616	100.0

        Sales in our dairy segment increased by 16.0% to $563.0 million in 2002 from $485.5 million in 2001. The increase in sales was due to a 11.7% increase in volumes (9.7% organic and 2.0% from acquisitions) and selling price increases. The average prices of our dairy products increased to $0.60 per kilogram in 2002 from $0.57 per kilogram in 2001. We sold 946.0 thousand tons in 2002 and 847.2 thousand tons of dairy products in 2001. Our improved dairy sales were due to our increased presence in the regions, the development of additional products in our product portfolio and increased advertising and marketing activities.

        Sales in our juice segment increased by 38.4% to $261.8 million in 2002 from $189.2 million in 2001. This increase was due to organic growth in volumes, which contributed 45.4% to the sales growth, offset by a decrease in selling prices. Our increased juice sales volumes were due to our increased presence in the regions, the development of our product portfolio and increased advertising and marketing activities. We sold 476.7 million liters of juice in 2002 and 327.1 million liters of juice in 2001. In 2002, the Russian juice industry experienced significant price competition. As a result of this and due to the increased share of lower-price brands in our juice product portfolio, primarily in sales to the regions where per-capita income is lower, the average prices of our juice products decreased to $0.55 per liter in 2002 from $0.58 per liter in 2001.

        In 2002, 37.0% of our revenues came from sales in the regions, as compared to 29.5% in 2001. The increase in regional sales was achieved through the strengthening of our advertising presence in these markets.

  Cost of Sales

        Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy products, concentrates for juices and packaging materials for all products), which accounted for 87.3% and 88.9% of our total cost of sales in 2002 and 2001, respectively. The table below sets forth these costs for both 2002 and 2001:

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Raw materials	$506,086	87.3	$438,360	88.9
Personnel	26,548	4.6	20,103	4.1
Depreciation and amortization	14,983	2.6	10,609	2.2
Goods for resale	13,770	2.4	10,273	2.1
Utilities	10,971	1.9	8,734	1.8
Other	7,349	1.2	4,911	0.9

Total cost of sales	$579,707	100.0	$492,990	100.0

        Raw materials costs increased by 15.4% between 2002 and 2001 but decreased as a percentage of sales to 61.4% in 2002 from 65.0% in 2001, primarily due to the dairy segment's results. In the dairy segment, raw material costs as a percentage of segment sales decreased to 60.8% in 2002 from 69.4% in 2001, due to an increase in selling prices and an improvement in the product mix towards higher-value added products, as well as lower raw milk prices. Raw materials as a percentage of juice segment sales increased to 62.6% in 2002 from 53.8% in 2001 due to lower selling prices, as well as higher cost of concentrate and other ingredients.

        In both 2001 and 2002, in the dairy segment, approximately 60% of our raw material costs were ruble-denominated and 40% were hard-currency-denominated. In the juice segment, substantially all of our raw material costs were hard-currency denominated.

        Personnel costs increased by 32.1% between 2002 and 2001. The average number of production personnel increased to 8,812 in 2002 from 7,162 in 2001 as a result of various acquisitions in 2002 and 2001 and the hiring of new production personnel to operate new production lines installed at almost every production site. Our payroll cost per production employee increased by 7.1% to approximately $3,000 in 2002 from $2,800 in 2001 due to recruitment of higher-qualified personnel, wage inflation throughout Russia, as well as the effect of aligning the level of salary at plants we acquired in 2001 to the salary levels at our existing plants.

        Depreciation and amortization increased by 41.2%, reflecting the significant capital expenditures we made in 2002 and 2001.

        Goods for resale include various dairy products that we purchase from independent producer and resell. In 2002, we increased our purchases of cheese to test the cheese market and develop a distribution system for our cheese products.

        Utility costs increased by 25.6% in 2002 due to larger production and warehouse facilities, as well as an increase in electricity and gas tariffs.

  Gross Profit

        Our gross profit increased by 34.9% to $245.0 million in 2002 from $181.6 million in 2001. Our gross margin increased to 29.7% in 2002 from 26.9% in 2001.

        Gross margin in our dairy segment increased to 29.3% in 2002 from 22.8% in 2001. This increase was primarily due to lower prices for raw milk and an improvement in our product mix towards higher value-added products. Improved economies of scales also had a positive effect on the cost of packaging materials and subsequently on gross profit and the gross margin.

        Gross margin in our juice segment decreased to 31.0% in 2002 from 37.9% in 2001 primarily due to higher prices on juice concentrates and berries, the impact of consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per-capita income is lower and competitive pricing pressures. In 2002, the Russian juice industry experienced significant price competition due to our main competitors' attempts to gain market share by using price dumping tactics. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Increased competition and consumer preference for low-price juice products primarily in the regions outside Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which may adversely affect our results of operations."

  Selling and Distribution Expenses

        Selling and distribution expenses increased by 76.1% between 2002 and 2001. As a percentage of sales, selling and distribution expenses increased to 13.3% in 2002 from 9.2% in 2001. Our selling and distribution expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Advertising and marketing	$34,857	$19,562
Personnel	30,620	15,978
Transportation	24,700	17,144
Materials and supplies	6,311	2,597
Warehouse	5,228	2,408
Bad debt expense	3,232	245
Other	4,579	4,279

Total selling and distribution expenses	$109,527	$62,213

        Advertising and marketing expenses increased in 2002 by $15.3 million, or 78.2% in absolute terms, and by 1.3% in relation to sales, to 4.2% in 2002 from 2.9% in 2001, due to the continuation of our regional expansion program and media inflation on leading national television channels which, in 2002, exceeded 80%. Despite these media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2002, television advertising expenses represented more than half of our advertising budget.

        Personnel expenses increased by 91.6% in 2002 as compared to 2001. This increase was due to the substantial increase of our sales force as part of our regional expansion program, as well as the acquisition of new subsidiaries. The average number of employees in our selling and distribution department increased to 4,326 in 2002 from 1,996 in 2001 as we continued the expansion of our distribution network into the regions and to increase our direct sales to retailers. In 2002, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared to 2001. Our payroll cost per employee decreased by 11.3% to $7,100 in 2002 from $8,000 in 2001 due to our acquisition of new subsidiaries and the setting up of new distribution centers in the regions where average salaries are lower. Our personnel costs as a percentage of sales increased to 3.7% in 2002 from 2.4% in 2001.

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

  General and Administrative Expenses

        General and administrative expenses increased by 15.6% in 2002 as compared to 2001, but decreased as a percentage of sales to 7.6% in 2002 from 8.1% in 2001. Our general and administrative expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Personnel	$33,800	$29,016
Taxes other than income tax	11,872	8,452
Audit, consulting and legal fees	2,613	2,170
Materials and supplies	2,399	1,623
Depreciation	2,075	1,111
Communication costs	1,800	1,324
Rent	1,531	1,176
Security expenses	559	2,210
Other	6,306	7,379

Total general and administrative expenses	$62,955	$54,461

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

        Taxes other than income tax, include road users tax, which is levied on our sales, and advertising tax, which is levied on our advertising expenses. The increase in these taxes of 40.5% in 2002 compared to 2001 was due to higher sales and advertising expenses in 2002 compared to 2001.

  Operating Income

        Operating income increased to $66.0 million in 2002 from $60.5 million in 2001, representing a 9.1% increase. Operating income as a percentage of sales decreased to 8.0% in 2002 from 9.0% in 2001 due to selling and distribution expenses as a percentage of sales being higher in 2002 compared to 2001. In the dairy segment, our operating income increased by 49.8% to $66.2 million in 2002, or 11.8% in relation to sales, from $44.2 million in 2001, or 9.1% in relation to sales. In the juice segment, our operating income decreased by 45.2% to $18.4 million in 2002, or 7.0% in relation to sales, from $33.5 million in 2001, or 17.7% in relation to sales. The decrease was due to the decrease in the gross margin and an increase in advertising, transportation and sales-force expenses due to our continuing regional expansion program.

        Our operating income in 2002 and 2001 benefited from certain tax planning initiatives to reduce our operating taxes. These initiatives were subject to unsuccessful challenge by the Russian tax authorities in respect of the years ended December 31, 1997 and 1998, and may be subject to challenge in respect of later periods. If successful, any such challenge could result in significant financial losses. See Note 30 to our Consolidated and Combined Financial Statements included under Item 18. Starting from January 2003, we discontinued using these tax planning initiatives.

  Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2002	2001
	(in thousands)
Interest expense	$12,818	$11,126
Interest income	(2,928)	(126)
Currency remeasurement (gains) losses	2,860	(2,483)
Bank charges	2,207	2,110
Other financial expense (income)	(826)	(46)

Total financial income and expense, net	$14,131	$10,581

        Interest expense increased by 15.2% in 2002 compared to 2001. This resulted from an increase in our short- and long-term borrowings, including vendor financing obligations, to $186.0 million at December 31, 2002 from $143.5 million at December 31, 2001.

        Interest income of $2.9 million resulted from the investment of cash proceeds received from our IPO in February 2002.

        Currency remeasurement gains in 2001 became losses in 2002 as a result of the following developments. As the value of the ruble declined against the U.S. dollar, which was our functional currency in 2002 and 2001, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased to $28.5 million at December 31, 2002 from $11.8 million at December 31, 2001 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.

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

        In 2002 our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and tax benefits for small enterprises. In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%. The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and recognition of a deferred tax liability resulting from the tax effect of our investment programs in the Lianozovo Dairy Plant ("LMK") and the Tsaritsino Dairy Plant ("TsMK"). See Note 19 to our Consolidated and Combined Financial Statements included under Item 18. As a result of the adoption of Chapter 25 of the Second Part of the Tax Code and with effect from January 1, 2002, the income tax rate in Russia was reduced from 35% to 24% and income tax benefits, being investment and social infrastructure maintenance credits and baby food products benefit, were abolished.

        In 2002 and 2001, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2002 and 2001, our income tax expense would have been higher by $4.9 million and $8.7 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above. We intend to continue to structure our juice business to meet the technical requirements of the small enterprise tax legislation, to the extent it remains in effect. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit would materially adversely affect our results of operations."

  Minority Interest

        The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2002 and 2001, net profits on continuing operations attributable to minority shareholders of our subsidiaries decreased to $1.9 million from $4.0 million as a result of acquisitions by us of additional shares in our subsidiaries, the Moscow Baby Food Plant, the Lianozovo Dairy Plant and Kiev Dairy No. 3.

  Net Income

        Net income from continuing operation increased in 2002 to $35.7 million (4.3% of sales) from $31.7 million (4.7% of sales) in 2001, primarily as a result of the increase in operating income explained above.

B.    Liquidity and Capital Resources

Capital Requirements

        We need capital to finance the following:

  •
  capital expenditures, consisting of purchases of property, plant and equipment;

  •
  acquisitions;

  •
  repayment of debt and

  •
  changes in working capital.

        We anticipate that capital expenditures, acquisitions and repayment of long-term debt will represent the most significant uses of funds for several years to come. In 2003, we continued to purchase property, plant and equipment in order to increase production capacity at our new and existing subsidiaries in anticipation of the expected further growth in the Russian economy and the attendant rising incomes.

  Capital Expenditures

        Our total capital expenditures in 2003, excluding acquisitions, amounted to $107.2 million, including $92.0 million of cash spent and $12.9 million of vendor credits. Capital expenditures in our dairy segment amounted to $70.5 million and related to the installation of yogurt, hard and soft cheese, dairy dessert and other production lines, the installation of bottling lines and the reconstruction of acquired production facilities. Capital expenditures in our juice segment amounted to $31.7 million and related mainly to the installation of new production lines at the Depsona and Ramenskoe plants. Capital expenditures in our water segment amounted to $1.9 million and related to the construction of the water plant at Okulovka in the Novgorod region and the installation of bottle blowing and water bottling lines. Our corporate and common capital expenditures, including those relating to IT infrastructure (equipment and development costs), software and the furnishing of our office building, totaled $3.1 million.

        Our capital expenditures, excluding acquisitions, for the period from 2001 to 2003 are set forth in the following table:

	Year ended December 31,
	2003	2002	2001	Total
	(in millions)
Dairy segment	$70.5	$99.7	$30.8	$201.0
Juice segment	31.7	26.5	9.8	68.0
Water segment	1.9	5.6	0.1	7.6
Corporate and common expenditures	3.1	4.2	17.0	24.4

Total capital expenditures	$107.2	$136.1	$57.7	$301.0

        In the next few years, in the dairy segment, we will focus on the modernization of equipment to ensure the highest quality and increased shelf life of our products and to provide capacity for a wider product range and on infrastructure improvements to reach energy savings and enhance operating efficiency and productivity. In our juice segment, we are completing our general equipment upgrade program aimed at our existing and recently acquired production facilities to meet consumer demand and boost productivity, while adhering to international quality standards. The following table summarizes our estimated capital expenditures, excluding acquisitions, for the period from 2004 to 2006:

	Year ended December 31,
	2004	2005-2006	Total
	(in millions)
Dairy segment	$77.2	$127.0	$204.2
Juice segment	18.4	47.6	66.0
Water segment	5.2	5.7	10.9
Corporate and common expenditures	5.5	8.6	14.1

Total capital expenditures	$106.3	$188.9	$295.2

  Acquisitions of Subsidiaries

        During 2003, 2002 and 2001 we made a number of acquisitions for a total consideration of $9.9 million, $39.6 million and $15.0 million, respectively, with the goal of entering into new markets and strengthening our operational presence in the regions of Russia and CIS. The following table summarizes our acquisitions in the last three years:

	Direct ownership interest acquired, %	Cash cost of investment (in thousands)
2003
Siberian Syr	100	$2,633
Essentuki	100	4,118
Ufamolagroprom (purchase of minority stake)	48	3,138
Other	various	54

Total		$9,943

2002
Roska	100	$11,634
Ruselectrocenter (Tomilino)	100	6,000
Kharkovsky Dairy Plant	82	5,136
Moscow Baby Food Plant (purchase of minority stake)	25	5,000
Depsona	95	3,458
Novokuibyshevsk Moloko	87	2,900
Buryn Dairy Powder Factory	76	1,723
Tujmazinsky Molokozavod	85	1,552
Veidelevsky Factory	100	335
Gulkevichsky Butter Factory	52	297
Other	various	1,536

Total		$39,571

2001
KMMZ	60	$3,986
Ufamolagroprom (purchase of minority stake)	50	5,500
TsMK (purchase of minority stake)	10	1,156
Anninskoye Moloko	100	1,050
Rubtsovsk Dairy	100	1,040
LMK (purchase of minority stake)	15	900
TsMK (purchase of minority stake)	15	190
TsMK (purchase of minority stake)	5	500
Other	various	690

Total		$15,012

        See "Item 4. Information on Our Company" for more information on our acquired businesses and Note 4 to Consolidated and Combined Financial Statements included under Item 18. We expect to invest $27.0 million in new acquisitions in the next three years.

Capital Resources

        We rely on domestic and international notes offerings and bank loans to finance capital expenditures and acquisitions. In addition, we finance a significant portion of our equipment purchases through vendor financings. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations."

Debt

        Our debt consists of notes, bank loans and vendor financing for property, plant and equipment. The following table summarizes our debt position at December 31, 2003 and 2002.

	At December 31, 2003	At December 31, 2002
	(in thousands)
Long-tem debt, including current portion:
Notes	$206,958	$16,096
Bank loans	9,651	7,029
Vendor financing	66,340	68,864

Total	$282,949	$91,989
Short-term debt	$493	$94,050

Total debt	$283,442	$186,039

Denominated in:
U.S. dollars	$201,409	$63,467
Euro	23,401	20,198
Rubles	58,618	97,946
Other currencies	14	4,428

        Our debt matures as follows:

Year	(in thousands)
2004	$25,613
2005	16,051
2006	70,820
2007	9,549
2008 and thereafter	161,409

Notes

  Wimm-Bill-Dann Foods U.S. Dollar Notes

        On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the "Loan") to Wimm-Bill-Dann Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. Nine of Wimm-Bill-Dann Foods' subsidiaries unconditionally, irrevocably, jointly and severally guarantee Wimm-Bill-Dann Foods' obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

  Wimm-Bill-Dann Foods Ruble Notes

        On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles ($50.9 million at the exchange rate as of December 31, 2003). The notes are redeemable by Wimm-Bill-Dann Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period the interest rate was 11.98%, and interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. Current interest rate is 9.38%. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

  LMK Ruble Notes

        On November 1, 2001, LMK issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes are unconditionally guaranteed by Wimm-Bill-Dann Foods and mature on November 1, 2004. Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. Current interest rate is 10.94%. The amount of notes indebtedness outstanding was reduced to 177,670 thousand rubles ($6.0 million at the exchange rate as of December 31, 2003) due to the repurchase of a portion of such notes by Wimm-Bill-Dann Foods.

  Bank Loans

        Substantially all of our total bank loan balance at December 31, 2003 consisted of loans from ING Bank (Eurasia), Commerzbank and MMB, at interest rates ranging from 2.72% to 5.62%.

  Vendor Finance

        We have agreements with suppliers of equipment which provide financing for the periods ranging from one to nine years. Total amount of vendor financing obligations is $48.8 million and $51.5 million for the years ended December 31, 2003 and 2002, respectively, euro 13.2 million and euro 16.7 million (equivalent to $16.5 million and $17.4 million as of December 31, 2003 and 2002, respectively) and 32.2 million rubles (equivalent to $1.1 million as of December 31, 2003). This financing is provided at interest rates of LIBOR plus 1.50% and EURIBOR plus 1.50%. The majority of equipment financing is provided by one supplier, Tetra Pak. At December 31, 2003 and 2002, property, plant and equipment amounting to $53.9 million and $49.0 million, respectively, served as collateral under these financing agreements.

Cash Flows

        A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Cash provided by (used in) operating activities	$31,184	$(6,863)	$12,591
Cash used in investing activities	(95,142)	(122,677)	(55,838)
Cash provided by financing activities	73,399	152,600	44,613
Net increase in cash	$10,924	$22,421	$1,418
Cash paid for acquisition of property, plant and equipment	$(91,974)	$(78,505)	$(45,417)
Cash paid for acquisition of subsidiaries, net of cash acquired	$(7,002)	$(39,571)	$(8,855)
Vendor financed acquisitions of property, plant and equipment	$12,899	$51,597	$23,586

        In 2003, the major sources of our funds were our notes issues of $194.5 million (net). Proceeds from the notes issues were primarily used to finance our investing activities and repay short-term loans bearing the highest interest rates.

        We spent $95.1 million on our investment activities in 2003, including acquisitions of property, plant and equipment of $92.0 million, acquisitions of subsidiaries of $7.0million, investments in direct financing leases of $2.0 million and other investment activities of $0.7 million, offset by $4.2 million proceeds from disposal of investments and $2.4 million proceeds from disposal of property, plant and equipment during 2003.

        Vendor financed acquisitions of property, plant and equipment were $12.9 million in 2003 as compared to $51.6 million in 2002 because of the overall reduction in capital expenditures and a higher proportion of maintenance, construction and installation works, which is not normally vendor financed.

        Net cash provided by operating activities in 2003 was $31.2 million, compared to net cash used in the amount of $6.9 million in 2002. The improvement in 2003 was due to improvement in our operating cycle, including trade receivables balance remaining almost flat as compared to increase in 2002 and increase in trade accounts payable.

Working Capital

        Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and short-term debt.

        At December 31, 2003 our cash and cash equivalents balance was $40.3 million ($38.7 million in rubles and $1.5 million in hard currencies) and our working capital balance was $187.8 million. Working capital position at December 31, 2003 was increased compared to $55.3 million at December 31, 2002, due primarily to the repayment in 2003 of short-term debt using the proceeds of long-term notes.

        Taxes receivable increased by $34.9 million to $92.6 million as of December 31, 2003 from $57.7 million as of December 31, 2002. Taxes receivable represents VAT (value added tax) due from the state budget. The increase at December 31, 2003 was primarily due to the following: (1) the overall increase in sales—we charge customers 10% VAT on most of our dairy and juice products, whereas the VAT that we are charged on most of our purchases is 20%; and (2) significant purchases of property, plant and equipment, the VAT on which can only be offset against VAT payable when the assets have been put into operation—we had $12.9 million of VAT on construction-in-progress at December 31, 2003. The increase to $92.6 million in 2003, included $51.5 million on dairy and $40.3 million on juice, compared to $21.5 million and $36.2 million, respectively, in 2002. Under existing tax legislation we are able to offset this VAT against income taxes and other taxes payable to the state budget, which for the years ended December 31, 2003 and 2002 amounted to $1.4 million and $4.0 million, respectively and to recover from the state budget. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget. In 2003, $17.0 million in VAT tax was recovered from the state budget. Management believes that as the company is off the peak of its investment cycle, the pace of VAT receivable due to capital investments will be significantly lower in the future. Provided we are successful in collecting VAT from the state budget, the total balance of VAT receivable will decrease.

        Trade accounts payable increased to $51.5 million at December 31, 2003 from $40.1 million at December 31, 2002. Trade payables turnover averaged 25 days as of December 31, 2003 and 28 days as of December 31, 2002.

        Trade receivables decreased from $60.1 million as of December 31, 2002 to $57.4 million as of December 31, 2003 after the allowance for bad debts of $11.5 million, as compared to $2.7 million as of December 31, 2002. Trade receivables turnover averaged 23 days as of December 31, 2003 and 19 days as of December 31, 2002.

        Inventory in both our dairy and juice segments primarily consisted of raw materials and finished goods. Turnover of inventory in days as of December 31, 2003 amounted to 47 days, as compared to 55 days as of December 31, 2002.

Critical Accounting Policies and Estimates

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated and Combined Financial Statements included elsewhere herein.

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

  Allowance for Doubtful Accounts

        Allowance for doubtful accounts is established if there is objective evidence that we will not be able to collect the amounts due according to original contractual terms and reduces receivables to amounts expected to be collected. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Specific provisions cover individual balances where there is evidence that losses are probable as at the balance sheet date. General provision for trade receivables is determined based on the ageing of individual balances taking into account the historical patterns of losses. We use significant judgment in estimating uncollectible amounts. While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated and Combined Financial Statements.

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

  Impairment of Long-Lived Assets

        When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, we estimate the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), we would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value. We carry out the impairment test for property, plant and equipment and goodwill when indicators exist.

Accounting Pronouncements Issued But Not Yet Adopted

        In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which revised Interpretation No. 46, issued in January 2003. Interpretation No. 46R addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. Interpretation No. 46R focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

        An enterprise with a variable interest in an entity to which the provisions of the original interpretation have not been applied shall apply the provisions of the revised Interpretation No. 46R as follows: a public enterprise that is not a small business issuer shall apply Interpretation No. 46R to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after March 15, 2004; a public enterprise that is a small business issuer shall apply Interpretation No. 46R to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after December 15, 2004; and a non-public enterprise with a variable interest in an entity that is created after December 31, 2003 shall apply Interpretation No. 46R to that entity immediately, and to all variable interests held by the beginning of the first annual reporting period beginning after December 15, 2004.

        The Company did not identify any variable interest entities and therefore, the adoption of the Interpretation did not have a significant effect on the financial position or operations of the Company.

C.    Research and Development, Patents and Licenses, etc.

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. Our product and technologies development departments had 40 employees as of December 31, 2003. They often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2003, 2002, 2001 we spent approximately $1.2 million, $0.9 million and $1.3 million on activities associated with new product development. For a more detailed discussion of new product development see "Item 4. Information on Our Company—B. Business Overview—New Product Development."

D.    Trend Information

Markets

        The Russian economy continues to experience strong growth, having grown at rates of 7.3% and 4.7% in 2003 and 2002, respectively. The annual growth rate of disposable income also continue to be strong, although disposable income levels in the regions will continue to lag Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas share of unpackaged dairy products is steadily decreasing. In addition, consumers want more juice-containing, desserts and enriched products. The increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both dairy and juice markets will become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

Diary Segment

        In contrast to 2002, when the supply of raw milk increased and raw milk prices decreased, raw milk prices have been increasing since June 2003. We expect the price for raw milk to continue increasing in both U.S. dollar and ruble terms during 2004, impacting the profit margins on our dairy products. We believe the reason for higher raw milk prices is increased demand for raw milk from regional dairy producers, coupled with a cyclical dip in raw milk supply.

        Average selling prices in U.S. dollars terms for our dairy products were higher in 2003 compared with 2002 as a result of our improved product mix and rubles price increases, as well as the appreciation of the ruble. We expect average selling prices in rubles terms for our dairy products to continue to increase in 2004 for the same reasons, although the ruble/U.S. dollar exchange rate continues to be unpredictable. We anticipate increase of our market share for our new premium segment yogurts and dairy desserts in the regions by selling these products at introductory prices, making them more attractive both to the supply chain and to the final consumer in the regions. This action might result in temporary deterioration in gross margin.

Juice Segment

        In 2002 and 2003, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. These price increases were more moderate in 2003 than in 2002, and we expect that price increases for juice concentrate and other materials to remain flat during 2004. However, prices can still be influenced by weather conditions and harvests.

        Average selling prices of our juice products increased during 2003. We expect further moderate increases in juice sales prices in rubles terms in 2004 and increased share of value-added products. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower price products, which will have a negative effect on our gross margin.

Water segment

        We entered mineral water market in 2003. We estimate the mineral water market grows approximately 20% a year. Our water division is planning to diversify its product range in 2004 to include lower priced brands catering to the mass market and expanding its shelf presence with newly launched formats of its Yessentuki brand. The increase in cost of raw material and packaging is predicted to be stable and increased cost of transportation and promotional campaigns for newly launched brands could negatively impact our margins and operating income.

Selling and distribution expenses

        Our selling and distribution costs increased in 2003 as compared to 2002, both in absolute terms and as a percentage of sales. In particular, our advertising, personnel and transportation costs increased, in large part as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. We expect these trends to continue and these expenses may continue to outpace our sales growth.

Exchange Rates and Inflation

        A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro. These include capital expenditures and borrowings as well as costs of packaging materials, juice concentrates and certain other raw materials. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with ruble devaluation due to competitive pressures, our margins will suffer. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness. In nominal terms, the ruble depreciated against the U.S. dollar in 2002 (7.0%) and appreciated in 2003 (2.2%), according to the Central Bank of the Russian Federation.

        Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. Inflation in Russia for 2003, 2002 and 2001 was 12.0%, 15.1% and 18.6%, respectively. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins.

        Real appreciation of the ruble against U.S. dollar positively affects our revenues. According to the Central Bank of the Russian Federation, the ruble appreciated in real terms against the U.S. dollar by 6.0% and 13.6% in 2002 and 2003, respectively.

E.    Off-balance Sheet Arrangements

        As of December 31, 2003, we did not have any off-balance sheet arrangements.

F.     Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

        The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2003:

	Payments due by periods At December 31, 2003
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Notes payable	206,958	6,032	50,926	150,000
Vendor financing obligations	73,370	19,981	31,615	16,564	5,309
Long-term loans	9,651	1,769	7,707	175	—
Unconditional purchase obligations	$4,247	$4,247	—	—	—
Short- term loans	493	493	—	—	—
Other long-term obligations	8	—	8	—	—

Total	$294,727	$32,522	$90,256	$166,739	$5,309

        Interest payable for the future periods is not included. We do not have any contingent commitments as at December 31, 2003.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Our directors and executive officers, and their respective ages and positions as of June 23, 2004 were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director, Chairman of Management Board and Head of Dairy Business Unit
Guy de Selliers	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Michael A. O'Neil	1945	Director
Alexander S. Orlov(1)	1948	Director
Vladimir N. Sherbak	1939	Director
Victor A. Tutelyan	1942	Director
Earnest Linwood Tipton	1934	Director
Evgeny G. Yasin	1934	Director
Vladimir V. Preobrajensky	1961	Chief Financial Officer, Management Board Member
Alexandr E. Malyutin	1977	Head of Juice Business Unit, Management Board Member
Jamshid Yadegardjam	1965	Head of Mineral Water Business Unit, Management Board Member
Maxim O. Byrdin	1972	Head of Dairy Business Unit's Central Regional Division, Management Board Member
Francesco Giuffredi	1943	Head of Group Production

(1)
Party to the Amended and Restated Partnership and Cooperation Agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

        David Iakobachvili has served as Chairman of our Board of Directors since June 8, 2001. He also serves as chairman of the board of directors of Central European Brewing Company. In addition, Mr. Iakobachvili serves on the boards of a number of national and international organizations, associations and unions, including Rusbrand, Russian Union of Industrialists and Entrepreneurs, Russian Chamber of Commerce and Industry, National Corporate Governance Council, U.S.-Russia Business Council, Russian-American Business Council, Russo-British Chamber of Commerce, Moscow International Business Association, Senate of Economic Advisers of the European Democracy Forum, World Economic Forum and Monaco World Summit. Mr. Iakobachvili owns 9.46% of our outstanding stock.

        Sergei A. Plastinin serves as the Chairman of our Management Board, which is our chief executive officer position. He is also the Head of our Dairy Business Unit. In 1993, he served as General Director of UT Center LLC; from 1994 to 1995, he was General Director of NPP of Juices and Drinks JSC; from 1996 to 1998, he was Deputy Director of PK Lianfruct JSC; from 1996 to 1998 he served as Deputy Director of Production of Foods CJSC; and from 1998 to 1999, he was Deputy Director of the Lianozovo Dairy Plant. Since 1996, Mr. Plastinin has acted as Executive Director of PAG Rodnik CJSC. In 1998, Mr. Plastinin served as Deputy General Director of Production and Trade Group WBD CJSC. In addition, since 1998 Mr. Plastinin has acted as a consultant to the Lianozovo Dairy Plant. All of these companies either currently are or formerly were a part of our group of companies. Mr. Plastinin owns 12.16% of our outstanding stock.

        Guy de Selliers received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain. Currently, Mr. de Selliers acts as Chairman of Leader Capital, a project equity fund. During 1998-2000, he acted as Chairman, Head of Europe, of Fleming Investment Bank. Mr. de Selliers is also a director in Solvay S.A., a global group of pharmaceutical and chemical companies, Norilsk Nickel, and an advisory director to Fortis, an international financial services provider. He was also a Deputy Vice President of EBRD from 1991 to 1997. He acted as Chief Executive Officer of MC BBL investment bank from 1997 to 1998.

        Mikhail V. Dubinin served as Deputy General Director of ISSA, one of the first companies of our group, from 1992 to 1993. From 1993 to 1994, he was the General Director of UT Center LLC; from 1994 to 1995, he was Executive Director of NPP of Juices and Drinks JSC; from 1995 to 1996, he was President of Trade Company WBD CJSC; from 1996 to 1997, he was consultant at Trade Company WBD CJSC; from 1997 to 1998, he served as Deputy Director (Economic Affairs) of the Lianozovo Dairy Plant; from 1998 to 2002, he was Deputy General Director of Production and Trade Group WBD. All of these companies either currently are or formerly were a part of our group of companies. Mr. Dubinin owns 6.83% of our outstanding stock.

        Michael A. O'Neill received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967. From 1989 to 1991, Mr. O'Neill was Deputy Region Manager of the Coca-Cola Company. From 1991 to 1997, he was the Region Manager of Eurasia of the Coca-Cola Company. From 1997 to 2000, Mr. O'Neill was the President of Nordic and Northern Eurasia Division of the Coca-Cola Company. In 2000, Mr. O'Neill retired from the Coca-Cola Company and he has acted as consultant to it since then.

        Alexander S. Orlov was director of the milk department of the Moscow Baby Food Plant from 1992 to 1994; from 1994 to 1997, Mr. Orlov served as General Director of the Moscow Baby Food Plant; from 1997 to 1998, he was General Director of the Lianozovo Dairy Plant. From May 1998 through December 2002, Mr. Orlov has served as General Director of Production and Trade Group WBD. In addition, during 2001 to 2003, Mr. Orlov was a consultant to the Lianozovo Dairy Plant and Deputy Chairman (but not a member) of our Management Board. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Milk Industry in 1975. Mr. Orlov owns 4.39% of our outstanding stock.

        Vladimir N. Sherbak graduated from Krasnodar Polytechnic Institute in 1966 and from the Academy of Social Science of the Central Committee of the Communist Party in 1982. From 1996 to 1999, Mr. Sherbak was Deputy Minister of Agriculture of the Russian Federation; from 1999 to 2000, he was Deputy Prime Minister of the Russian Federation for Agriculture.

        Earnest Linwood Tipton has served on the International Dairy Food Association (IDFA) and its organizations for over 35 years in various posts, culminating with his appointment to President and CEO in 1983. He is a respected resource on agricultural trade policy for Capitol Hill and federal agencies, and he has served as an advisor under both Republican and Democratic administrations, including his presidential appointment to the National Commission on Agricultural Trade and Export Policy in 1984. Mr. Tipton is a past president and chairman of the board of the National Economists Club and the National Economic Education Foundation. Prior to joining IDFA, he worked as an economist for a milk producers' cooperative and as a dairy economic consultant. Mr. Tipton also served as an officer in the U.S. Army Finance Corp. and holds Bachelor's and Master's degrees from the University of Missouri. He currently heads The Tipton Group.

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

        Evgeny G. Yasin graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics. He has been a professor in the High School of Economy of the State University since July 1998. Currently, Mr. Yasin serves as a director of Vostokenergo OJSC. From 2000 to 2002, he served as a director of VimpelCom OJSC. From 1991 to 1994, Mr. Yasin was the Director of Economic Policy for the Russian Society of Manufactures and Entrepreneurs. In 1994, he was the head of the Analytical Center of the Administration of the Russian President. From 1994 to 1998, Mr. Yasin was the Minister of the Economy of Russia. In 1998, Mr. Yasin acted as a Minister for the Russian government.

        Vladimir V. Preobrajensky graduated from the Moscow Aviation Institute in 1984. He has also studied at Moscow State University, the London Business School and Harvard University. Mr. Preobrajensky has served as our Chief Financial Officer since July 2002 and is currently a member of our Management Board. From May 1999 until May 2001, he served as the Chief Financial Officer and Vice President for Business Development of Vimpel Communications.

        Alexander E. Malyutin graduated from Moscow State University in 1998 with a degree in economics and financial analysis. He has served on our Management Board and as the Head of our Juice Unit since March 2004. Prior to joining us, Mr. Malyutin held management positions with Tetra Pak and with a Russian pharmaceutical trade company.

        Jamshid Yadegardjam received a Bachelor's degree and an MBA from the University of Ottawa. He served as our Deputy Chief Financial Officer responsible for Investor Relations from 2002 until December 2003. Since December 2003, he has served as Head of our Mineral Water Business Unit. Prior to joining us, Mr. Yadegardjam held managerial positions with various companies in the consumer products, automotive, industrial and banking industries.

        Maxim O. Byrdin graduated from the State Academy of Management in 1994. He began working for us in 1993, and served as the Executive Director of Trade Company WBD from 1995 until 1997. He also served as Head of the Dairy Business Unit from the autumn of 2001 until September 2003. Currently, Mr. Byrdin serves as a member of our Management Board and as Head of the Dairy Business Unit's Central Regional Division, responsible for overseeing production, distribution and sales in the Central region of Russia.

        Francesco Giuffredi joined us as Head of Group Production in June 2004, and is responsible for overseeing production in all of our segments. Prior to March 2004, Mr. Giuffredi was employed for 23 years at Parmalat, most recently serving as a member of Parmalat's board of directors and as the head of production. He was also responsible for Parmalat's research and development, technical innovations and quality control. Prior to joining Parmalat, Mr. Giuffredi worked for Montedison and ENI for over 10 years. Mr. Giuffredi graduated from the Industrial Chemical University in Parma, Italy. Mr. Giuffredi is the subject of a criminal proceeding in connection with the bankruptcy of Parmalat, together with other Parmalat officers.

        All of our directors were elected on June 22, 2004 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2005.

        During 2003, we worked with an international consulting firm to improve our operations to allow for greater direct involvement by our top management in our operations. Among the key changes in our management structure is the appointment of our Chief Executive Officer, Sergei Plastinin, as the Head of our Dairy Business Unit. Maxim Byrdin, who headed the Dairy Business Unit until September 2003, became Head of the Dairy Business Unit's Central Regional Division, and is responsible for overseeing production, distribution and sales of our dairy products in the Central Region of Russia, which includes Moscow and is our most important region in terms of dairy sales. In addition, we established a new Mineral Water Business Unit in early 2003, and Jamshid Yadegardjam, our former Deputy Chief Financial Officer, was appointed as Head of this division in December 2003.

B.    Compensation of Directors and Senior Management

        In 2003, the aggregate amount of compensation paid to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $1.5 million. No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2003.

        Pursuant to internal guidelines governing the activities of our Board of Directors, each of our board members was compensated $50,000 during 2003 (pro rated for those who served less than a full year) plus all transportation and lodging expenses incurred in connection with board meetings. From 2003, we compensate each board member $50,000 annually, plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board is compensated $300,000 annually plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities.

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of ten members, six of whom are independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders" for more information regarding the competence of our shareholders' meetings. The members of our Board of Directors, as well as the members of the board of directors of our subsidiaries, serve pursuant to a contract.

        All of our directors were elected on June 22, 2004 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2005. The business address for all of our officers and directors is 16 Yauzsky Boulevard, Moscow 109028, Russian Federation.

Management Board

        The size of our Management Board, which consists of our executive officers, is determined by the Board of Directors and currently consists of 5 members: S. Plastinin, V. Preobrajensky, M. Byrdin, J. Yadegardjam and A. Malyutin. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management.

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

Board of Directors Committees

  Audit Committee

        The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to a Charter approved by the Board. It is currently comprised of three independent directors, G. de Selliers, E. Linwood Tipton and V. Sherbak.

        The goals and objectives of the Audit Committee, as set forth in the Charter, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  our financial statements and the processes of their preparation;

  •
  our internal accounting and financial control system;

  •
  work of the internal audit service and independent auditors;

  •
  qualifications and independence of the independent auditors;

  •
  our compliance with ethical principles; and

  •
  requirements of legislative and normative acts.

        According to the Charter, the Audit Committee shall meet, separately from the non-independent directors, at least once during each fiscal quarter and more frequently as the Committee deems desirable. To improve the effectiveness of the Audit Committee, a major auditing firm (other than our independent auditor) has been hired to advise the Audit Committee.

  Investment and Strategic Planning Committee

        The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. Dubinin, M. O'Neill and V. Tutelyan. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions, and strategic planning.

        According to the bylaws, the Investment and Strategic Planning Committee shall meet not less than once during each fiscal quarter.

  Personnel and Compensation Committee

        The Personnel and Compensation Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of A. Orlov and E. Yasin. According to the bylaws, the Personnel and Compensation Committee is tasked with assisting in the selection of Board of Directors candidates. Its members also assist the Management Board in formulating and implementing:

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

Company Committees

  Disclosure Committee

        Our Disclosure Committee was formed on March 24, 2003 by order of the Chairman of our Management Board. It is currently composed of 11 members: S. Plastinin, V. Preobrajensky, R. Bolotovsky, M. Kagan, A. Malyutin, E. Laryushkina, N. Gorbunova, K. Sokolov, D. Anisimov, D. Dmitrieva and E. Kuznetzova. Mr. Bolotovsky is our general counsel, Ms. Kagan is Head of Corporate Communications and Investor Relations, Ms. Laryushkina is the Head of the Treasury, Ms. Gorbunova is our Financial Controller, Mr. Sokolov is the Financial Director of the Juice Unit, Mr. Anisimov is the Financial Director of the Dairy Unit, Ms. Dmitrieva is the Financial Director of the Water Unit and Ms. Kuznetzova is the Head of Internal Control.

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

        As set forth in the Charter, the Disclosure Committee is also responsible for all aspects of information disclosure, including ensuring proper documentary execution, transmission, implementation and performance of our rules and principles of information disclosure as well as for coordinating the work of our legal department, external and internal auditors, and our other departments for the purpose of preparation our annual reports and other disclosure documents in accordance with applicable law.

  Audit Commission (for financial reporting under Russian law)

        The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has six members: M. Naumova, N. Kolesnikova, E. Gorshechnikova, E. Kuznetsova, N. Romanova and E. Smirnova. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2005.

D.    Employees

        In 2003, we had an average of 18,332 employees within Russia and the other countries of the CIS, including 9,347 production employees, 5,522 commercial employees and 3,463 administrative employees. We do not employ a significant number of part-time employees. To date, we have experienced a low level of departures, voluntary or otherwise. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production and Supply	Marketing and Distribution	General and Administration	Percent Increase (Decrease) over Prior Year
2003	9,347	5,552	3,463	13%
2002	8,812	4,326	3,105	43%
2001	7,162	1,996	2,177	75%

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

E.    Share Ownership

        Each ADS is the economic equivalent of one share of our common stock.

        The aggregate beneficial interest of our directors, senior management and employees as of May 5, 2004, was as follows:

Number of Shares of common stock	% of common stock outstanding
14,453,276	32.85%

        For further description of the individual interest of our directors and senior management, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our common stock as of May 5, 2004, based on our share register, of the following:

  •
  each person known by us to own beneficially any of our outstanding shares; and

  •
  all our directors and executive officers.

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding
Gavril A. Yushvaev(2)	8,272,948	18.80%
Sergei A. Plastinin(1)(2)	5,351,421	12.16%
David Iakobachvili(1)(2)	4,164,500	9.46%
Mikhail V. Dubinin(1)(2)	3,005,152	6.83%
Parex Bank JSC(3)	2,326,258	5.29%
Alexander S. Orlov(1)(2)	1,932,203	4.39%
Mikhail I. Vishnyakov(2)	1,139,765	2.59%
Evgeny L. Yaroslavsky(2)	630,231	1.43%
Templeton Strategic Emerging Markets Fund LDC	518,000	1.18%
Viktor E. Evdokimov(2)	186,571	0.42%
Other	2,083,614	4.74%
American Depositary Receipt Holders(4)	14,389,337	32.70%

Total	44,000,000	100.00%

(1)
Member of our Board of Directors.

(2)
Party to the Amended and Restated Partnership and Cooperation Agreement.

(3)
According to a press release issued by I.M. Arteks Holdings Limited, or Arteks, dated June 7, 2004, Arteks transferred 5.29% of our shares to Parex Bank JSC as security under a credit agreement, which amount was thereafter reduced to 4.92%. Arteks is a party to the Amended and Restated Partnership and Cooperation Agreement.

(4)
According to its Schedule 13D on file at the U.S. Securities and Exchange Commission, Groupe Danone owns 3,180,500 shares in the form of ADSs, or 7.23% of our outstanding shares. According to its Schedule 13G on file at U.S. Securities and Exchange Commission, Capital Group International, Inc. owns 2,463,600 shares in the form of ADSs, or 5.60% of our outstanding shares.

        As of May 5, 2004, we had 44,000,000 shares of common stock outstanding. The total number of ADSs outstanding was 14,389,337 representing underlying ownership of 14,389,337 shares, or 32.70% of our outstanding shares. The shares underlying the ADSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights.

        Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control. From the date of completion of our initial public offering, February 14, 2002, there have not been any significant changes in the percentage ownership held by any major shareholders except as described below.

        In March 2003, our former shareholder, Aleksandrs Timohins, sold 6.95% of our shares to United Burlington Investments Limited, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. In February 2004, United Burlington Investments Limited sold 6.30% of our shares to I.M. Arteks Holdings Limited, or Arteks, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. According to a press release issued by Arteks dated June 7, 2004, Arteks transferred 5.29% of our shares to Parex Bank JSC as security under a credit agreement, which amount was thereafter reduced to 4.92%. The press release indicated that Arteks intends to continue controlling its stake and to repay the credit. It also stated that, in the event of Arteks' default under the credit agreement, members of the controlling group of shareholders will have a right of first refusal to purchase the shares proportionally.

        In May 2003, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 4.0% of our total outstanding shares in the form of global depositary receipts, or GDRs, which after a certain period of time were convertible into ADSs. In connection with this sale, we entered into a deposit agreement with Deutsche Bank Trust Company Americas. In February and March 2004, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold 3,546,153 shares held by them amounting to 8.06% of our outstanding shares, of which 1,346,153 shares, or 3.06% of our outstanding shares, were acquired by Mr. Iakobachvili, the Chairman of our Board of Directors and a member of the controlling group of shareholders. See "Item 3. Key Information—D. Risk Factors—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

        Groupe Danone, our competitor in the dairy market, owns 3,180,500 shares in the form of ADSs, representing 7.23% of our outstanding shares. During 2003, certain of our shareholders were engaged in preliminary discussions relating to the possible acquisition of all or a majority of our shares by Groupe Danone. At the request of these shareholders, we cooperated in such preliminary discussions. In November 2003, we were informed by the shareholders who were engaged in the discussions with Groupe Danone that such discussions had been amicably terminated.

B.    Related Party Transactions

        We have entered into transactions with related and certain other parties. All transactions with the related parties were concluded on an arm's length basis. See Note 29 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

Trinity-Negus

        Trinity-Negus, a private security company owned by members of the control group of shareholders, provided us with security services in 2002 and 2001 for which we paid approximately $0.2 million and $2.2 million, respectively.

Wimm-Bill-Dann Trans

        During 2003, 2002 and 2001, we received transportation services from Wimm-Bill-Dann Trans, a closed joint stock company that is our investee, amounting to approximately $8.6 million, $5.9 million and $5.3 million, respectively. As of December 31, 2003 and 2002, advances paid to Wimm-Bill-Dann Trans in respect of transportation services amounted to $18,000 and $0.1 million, respectively.

Perekriostok

        One of the members of our Board of Directors is also a member of the Board of Directors of Trade House "Perekriostok," which buys dairy and juice products from us. Sales to Perekriostok in 2003 and 2002 were $9.1 million and $6.8 million, respectively. Amounts due to us from Perekriostok as of December 31, 2003 and 2002 were $0.2 million and $0.4 million, respectively.

Adonis

        During 2003, 2002 and 2001, we paid for construction of an administrative building amounting to $0.8 million, $2.3 million and $4.1 million, respectively, to Adonis, a limited liability company controlled by members of the control group of shareholders. As of December 31, 2003, the outstanding amount due to Adonis was $9,000.

Poultry Factory Gorki-2

        During 2003, 2002 and 2001, we purchased milk from Poultry Factory Gorki-2, a closed joint stock company controlled by members of the control group of shareholders, amounting to $0.9 million, $0.3 million and $0.6 million, respectively. At December 31, 2003 and 2002, accounts payable to Poultry Factory Gorki-2 in respect of milk received amounted to $27,000 and $15,000, respectively.

Auto-40

        During 2003, we sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $0.6 million.

Current Shareholders

        During 2003, we paid for legal services in the amount of $2.1 million on behalf of members of the control group of shareholders. As of December 31, 2003, the outstanding amount due from these shareholders was $0.6 million. This amount was repaid in March 2004.

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

Brewery Volga, Volga-Invest and Moskvoretzky Brewery

        As of December 31, 2002, we had loan receivables from Brewery Volga, Volga-Invest and Moskvoretzky Brewery, companies controlled by members of the control group of shareholders, amounting to $0.7 million. These interest-free, ruble-denominated loans were repaid during 2003.

Disposition of Bank and Brewery Businesses

        As part of our corporate reorganization, in the spring of 2001 we disposed of our controlling interests in Expobank, a banking company, and Central European Brewing Company LLC, a holding company for four breweries. These dispositions were based on the desire to focus on our core dairy and juice business and to divest our ancillary operations before our initial public offering. These dispositions were completed through a distribution of shares of Expobank and Central European Brewing Company LLC to certain members of our controlling group of shareholders: Mikhail V. Dubinin, Alexander S. Orlov, Sergei A. Plastinin, Mikhail I. Vishnyakov, Gavril A. Yushvaev, Evgeny L. Yaroslavsky and Aleksandrs Timohins, several of whom are also members of our Board of Directors. See "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management" for a list of the members of our Board of Directors. In exchange, these same individuals simultaneously transferred their ownership in the Tsaritsino Dairy Plant, totaling 55.3%, to the Lianozovo Dairy Plant. The exchange was completed in April 2001. In addition, Mr. Vishnyakov, our shareholder, sold shares constituting 1.5% of the Tsaritsino Dairy Plant to the Moscow Baby Food Plant in exchange for 5.0% of the shares of Expobank owned by the Moscow Baby Food Plant.

Expobank

        During 1999 and 2000, we maintained bank accounts at, and received debt financing from, Expobank, a Russian bank which we, at that time, controlled. In April 2001, we transferred our interest in Expobank to certain of our shareholders in exchange for shares owned by these shareholders in the Tsaritsino Dairy Plant. See "—Disposition of Bank and Brewery Businesses" for a description of this exchange. These shareholders, on July 21, 2001, sold their interests in Expobank to MDM Bank, an unrelated entity.

Sale of Shares to Templeton Strategic Emerging Markets Fund LDC

        On January 4, 2002, certain of our controlling shareholders, Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Aleksandrs Timohins, Alexander Orlov, Mikhail Vishnyakov, Evgeny Yaroslavsky, and Viktor Evdokimov, entered into an agreement, to which we are also a party, to sell a total of 518,000 of our shares, constituting approximately 1.48% of our shares prior to the completion of our initial public offering, to Templeton Strategic Emerging Markets Fund LDC for a total amount of approximately $10.0 million, or $19.2870 per share. As part of the agreement, Templeton Strategic Emerging Markets Fund LDC agreed to nominate Dr. Mark Mobius to our Board of Directors. Dr. Mobius was a member of our Board of Directors until June 22, 2004, the date of our last annual shareholders' meeting.

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

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

8.A.1-6 See "Item 18. Financial Statements."

8.A.7 Litigation

        See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations" and "—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations."

8.A.8 Dividend Distribution Policy

        We have not, since our incorporation on May 31, 2001, declared or paid any dividends on our common stock, and we do not expect to declare or pay any dividends during 2004 and 2005.

        Annual dividend payments, if any, must be recommended by our board of directors and approved by our shareholders. In particular, dividends may be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

  •
  our charter capital has been paid in full;

  •
  the value of our net assets, minus the proposed dividend payment, is greater than the total of our charter capital and our reserve fund;

  •
  we have repurchased all shares from shareholders having the right to demand repurchase; and

  •
  we are not, and would not become as the result of payment of dividends, insolvent.

        We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. For a discussion of our policy on dividend distributions, see "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends and Dividend Rights."

B.    Significant Changes

        On April 13, 2004, we acquired a 76.98% stake in Toshkent Sut OAJ, a dairy plant in Uzbekistan, for approximately $130,000 and assumed debt of up to $2 million. The plant was commissioned in 1975, and its designed capacity is 300 tons per day.

        During the first half of 2004, we made several key corporate and operational management appointments. Alexander Malyutin, formerly with Tetra Pak, joined us as Head of our Juice Business Unit. Marina Kagan joined us as Head of Corporate Communications and Investor Relations from Shared Value, a London-based consultancy firm. Olga Belova, formerly with Hewlett Packard, was appointed Head of Human Resources. Francesco Giuffredi joined us as Group Head of Production from Parmalat, where he was a member of the board of directors and head of production. Jacques Ioffe joined us as Vice President for Group Business Development from Groupe Danone, where he was the company's executive representative in Russia.

Item 9.    Offer and Listing Details

        (Only items 9.A.4 and 9.C are applicable.)

A. Market Price Information

        The following table sets forth the monthly high and low market prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market prices per ADS for each quarter since our initial public offering in February 2002; and the annual high and low market prices per ADS during 2002 and 2003. Also set forth are the high and low market prices for shares of our common stock on the RTS.

	Shares of Common Stock High	Shares of Common Stock Low	ADS High	ADS Low
May 2004	$15.70	$15.70	$17.35	$15.57
April 2004	$18.28	$17.00	$19.98	$16.70
March 2004	$17.35	$17.35	$19.45	$17.76
February 2004	$17.20	$17.94	$18.95	$16.61
January 2004	$17.50	$17.50	$17.50	$16.38
December 2003	$17.75	$16.15	$17.97	$15.62
First Quarter 2004	$17.94	$17.2	$19.45	$16.38
Fourth Quarter 2003	$21.50	$16.15	$21.90	$15.62
Third Quarter 2003	$21.00	$18.60	$21.36	$17.70
Second Quarter 2003	$21.70	$18.75	$21.70	$17.63
First Quarter 2003	$19.51	$17.25	$19.69	$16.65
Fourth Quarter 2002	$20.45	$17.48	$20.50	$16.35
Third Quarter 2002	$20.00	$17.55	$21.50	$16.79
Second Quarter 2002	$21.70	$16.15	$24.95	$20.00
First Quarter 2002	—	—	$24.90	$21.80
2003	$20.45	$17.48	$21.90	$15.62
2002	$18.28	$17.00	$24.95	$16.35

C.    Markets

        In Russia, our common stock is listed on the RTS under the symbol "WBDF," and are admitted for trading on the Moscow Interbank Currency Exchange (MICEX). American Depositary Receipts, each representing one share of our common stock, have been listed on the New York Stock Exchange under the symbol "WBD" since February 8, 2002.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

        We are registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738.

Our Purpose

        Article 4.1 of our charter provides that our main goal is to earn a profit by providing the fullest and highest-quality satisfaction of the needs of legal entities and individuals for the products and services we offer.

Rights Attaching to Shares

        Pursuant to our charter, we have the right to issue registered shares of common stock, shares of preferred stock, and other securities provided for by legal acts of the Russian Federation with respect to securities. Preferred shares may be issued only after corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

        We have issued only shares of common stock. Holders of our common stock have the right to vote at all general meetings of shareholders. As required by the Federal Law on Joint Stock Companies and our charter, all of our shares of common stock have the same par value and grant to the shareholders who own them an identical amount of rights. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders meetings and vote on all matters of shareholder competence;

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

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  reorganization;

    •
    conclusion of a major transaction; and

    •
    amendment of our charter that restricts the holder's rights;

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

Preemptive Rights and Anti-Takeover Protections

        Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders did not participate in voting or voted against such subscription. This preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or convertible securities being placed in proportion to their existing holding of such securities.

        Russian legislation also requires that any person that intends, either alone or with affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company having more than 1,000 common shareholders must give at least 30, but no more than 90, days' prior written notice to the company. Additionally, a person acquiring 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company with more than 1,000 shareholders, within 30 days of acquiring the shares, must offer to buy all of common stock or securities that are convertible into common stock at a market price not lower than the weighted average price of the common stock over the six months before the date of acquisition. These requirements also apply to each subsequent acquisition of 5% or more of the outstanding common shares of a company by a person already holding (together with its affiliates) over the 30% level. Failure to observe this requirement results in the limitation of the acquirer to voting only those shares which were purchased in compliance with this requirement. This requirement may be waived in a company's charter or by a resolution adopted by a majority vote at a shareholders meeting, excluding the votes of the person (and its affiliates) acquiring shares. Our charter does not contain a waiver in relation to, and our shareholders have not waived, this requirement.

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

        The Federal Law on Joint Stock Companies allows dividends to be declared only out of net profits calculated under Russian accounting principles and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company, if any;

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

  •
  by a three-quarters majority vote of a shareholders meeting; or

  •
  by a court order.

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

  •
  employees;

  •
  secured creditors;

  •
  federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

  •
  other creditors in accordance with Russian legislation.

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

Approval of the Federal Antimonopoly Service

        Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of the company must be approved in advance by the Federal Antimonopoly Service.

        Because the rights of beneficial owners of our ADSs may not be recognized under Russian law, the depositary bank for our ADSs may be required to obtain such approval for deposits of our shares that would exceed 20% of our voting capital stock, and for any subsequent deposits.

Notification of Foreign Ownership

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

Liability of Shareholders

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the persons, and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

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

        We may increase our charter capital by:

  •
  issuing new shares, or

  •
  increasing the nominal value of already issued shares using the company's net income.

        Generally, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors and an independent appraiser value any in-kind payments for the new shares.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the Federal Service for the Financial Markets;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Capital Decrease; Share Buy-Backs

        The Federal Law on Joint-Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law. As of June 1, 2004, the charter capital minimum for an open joint stock company was approximately $3,400. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, is by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of the publication or mailing of our notice, repayment of all amounts due to them, as well as compensation for damages.

        The Federal Law on Joint Stock Companies allows the shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares either must be resold within one year of their repurchase or the shareholders must decide to cancel such shares and decrease the charter capital.

        The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

  •
  our charter capital is paid in full;

  •
  we are not and would not become, as a result of the repurchase, insolvent;

  •
  the value of our net assets, taking account of the proposed repurchase, is not less than the sum of our charter capital or the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

  •
  we have repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

        Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving:

  •
  our reorganization;

  •
  amendment of our charter in a way that restricts a shareholder's rights; or

  •
  conclusion of a major transaction, as defined under Russian law;

and as long as the shareholder demanding repurchase opposed the action or did not participate in the vote on such issues. We may spend up to 10% of our net assets for a share redemption.

Directors

        The Federal Law on Joint Stock Companies and our charter provide that our entire board of directors is up for election at each annual general shareholders meeting and that our board of directors is elected through cumulative voting. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting stock, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting stock. Our charter provides that our board of directors may consist of up to eleven members.

        The Federal Law on Joint Stock Companies prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders meeting. Our board of directors has the exclusive power to decide the following issues:

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

  •
  approval of our share registrar.

        Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, such as approval of major transactions or interested party transactions.

Interested Party Transactions

        The Federal Law on Joint Stock Companies contains requirements for certain transactions defined as "interested party transactions." "Interested party transactions" include transactions involving a member of the board of directors or a member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company's voting shares or any person who is able to direct the actions of the company, if that person, or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or an officer of a company which is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

        The Federal Law on Joint Stock Companies also introduces the definition of "an independent director" who is not, and within the year preceding the decision was not, a general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the management bodies of the company.

        The Federal Law on Joint Stock Companies requires that an interested party transaction by companies with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For companies with 1,000 or less shareholders, a transaction with an interested party must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        A majority of shareholders who are not interested in the transaction is also required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;

  •
  the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company's issued voting stock;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  all the members of the board of directors of the company are interested parties, or none of them is an independent director.

        Approval by a majority of shareholders who are not interested may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

        The approval of interested party transactions is not required in the following instances:

  •
  the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

  •
  all shareholders of the company are deemed interested in such transactions;

  •
  the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or

  •
  the company's merging with another company, when the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

        The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving placement of shares of common stock, or securities convertible into shares of common stock. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders meeting.

General Meetings of Shareholders

  Procedure

        The powers of a shareholders meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders meeting may not decide issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the exclusive power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and removal of the members of the board of directors;

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

  •
  determination of the number, nominal value, and type of authorized shares and the rights granted by such shares;

  •
  redemption by the company of issued shares; or

  •
  any issuance of shares or securities convertible into shares by closed subscription, or issuance by open subscription of shares of common stock or securities convertible into common stock constituting 25% or more of the number of issued shares of common stock.

        The quorum requirement for our shareholders meetings is met if holders of shares (or their representatives) that account for more than 50% of the votes have registered for participation in the meeting in person or whose ballots were timely received by us before the meeting. If the 50% quorum requirement is not met, another shareholders meeting must be scheduled and the quorum requirement is satisfied if holders of shares (or their representatives) that account for at least 30% of the votes are present at that meeting.

        The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  determination of the number and election of members of the board of directors;

  •
  approval of the annual report, balance sheet and profit and loss statement;

  •
  approval of any distribution of profits, including approval of annual dividends, if any;

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

        A general meeting of shareholders may be held in the form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the joint personal attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues on the agenda. However, if a ballot is mailed to a shareholder for participation at a meeting convened in such form, the shareholder may complete and mail the ballot back to us without personally attending the meeting. The absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders meeting by absentee ballot:

  •
  election of directors;

  •
  election of the internal audit commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends, if any.

  Notice and Participation

        All shareholders entitled to participate in a general shareholders meeting must be notified of a meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 20 days prior to the date of the meeting (from January 1, 2005, no less than 30 days' prior notification to shareholders of any meeting will be required for companies listed on a Russian stock exchange, including us). However, if reorganization is an agenda item, shareholders must be notified at least 30 days prior to the date of the meeting, and if it is an extraordinary shareholders meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting.

        The list of shareholders entitled to participate in a general shareholders meeting is to be compiled on the basis of data in our register of shareholders on the date established by the board of directors, which date may not be earlier than the date of adoption of the board resolution to hold a general shareholders meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders meeting to elect the board of directors by cumulative vote, not later than 65 days before the date of the meeting).

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

Registration and Transfer of Shares

        All of our shares are common registered shares. Russian legislation requires that a joint stock company maintain a register of its shareholders. Since July 14, 2001, Central Moscow Depository OJSC has maintained our register of shareholders.

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to that which is required by Russian legislation. Any refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, may be challenged in court.

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

C.    Material Contracts

        The following is a description of contracts that have been entered into by us and/or our subsidiaries that may be material to our business:

Loan Agreement relating to the Loan Participation Notes and Guarantee

        On May 14, 2003, we entered into a loan agreement with UBS (Luxembourg) S.A. as lender, pursuant to which UBS (Luxembourg) S.A. lent to us a principal amount of $150,000,000 on May 21, 2003. The loan matures on May 21, 2008, and interest is payable by us semi-annually in arrears at an annual rate of 8.5%. For the sole purpose of financing this loan to us, UBS (Luxembourg) S.A. issued $150,000,000 8.5% Loan Participation Notes due 2008 on May 21, 2003.

        The above-mentioned loan to us is initially, unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A.

        Both the loan agreement and the guarantee are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, amongst other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantee, the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses agreed to similar covenants.

Ruble Bond

        On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each guaranteed by Vitafrukt, one of our juice subsidiaries. The offering raised a total of 1,500,000 thousand rubles ($50.9 million at the exchange rate as of December 31, 2003). The notes are redeemable by Wimm-Bill-Dann Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period the interest rate was 11.98%, and interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. The current interest rate is 9.38%. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

Tetra Pak Agreement for Our Milk Product Packages

        On January 1, 2004, the Lianozovo Dairy Plant entered into a supply agreement to purchase packages for our milk products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2004. The price for each type of packaging is specified in the contract. The contract sets an approximate price of €40 million, but specifies that the exact sum will be determined in accordance with the cost of the packing material actually delivered. The contract does not specify a total quantity of packages. Under this agreement, Tetra Pak delivers packages in accordance with orders placed by the Lianozovo Dairy Plant. Tetra Pak has the right to deliver up to 10% more or less than the quantity ordered, and the price will be adjusted accordingly.

Tetra Pak Agreement for Our Juice Product Packages

        On January 1, 2004, ZAO Wimm-Bill-Dann Purchaser entered into a supply agreement to purchase packages for its products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2004. The price for each type of packaging is specified in the contract. The contract does not specify a total price or quantity of packages. We estimate that the total amount of our purchases under the contract will be approximately €50 million, though the exact sum will be determined in accordance with the cost of the packing material actually delivered. Under this agreement, Tetra Pak delivers packages to us in accordance with a delivery schedule to be agreed between Tetra Pak and the purchaser. Tetra Pak has the right to deliver up to 10% more or less than the quantity ordered, and the price will be adjusted accordingly.

Amended and Restated Partnership and Cooperation Agreement

        Our current shareholders Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Alexander Orlov, David Iakobachvili, Mikhail Vishnyakov, Evgeny Yaroslavsky, Viktor Evdokimov and I.M. Arteks Holdings Limited are party to an Amended and Restated Partnership and Cooperation Agreement which requires the parties to vote the same way, as well as:

        Independent Directors.    The parties to the agreement undertake to use their best efforts to ensure that a majority of our directors are "independent." A director is considered "independent" if that person is not:

  •
  our employee or an employee or director of any of our subsidiaries;

  •
  a party to the agreement, a family member of a party to the agreement, or a person or entity controlled by a party to the agreement;

  •
  an employee or director of a party to the agreement; a family member of a party to the agreement; a person or entity controlled by a party to the agreement; any other person or entity controlled by a family member of a party to the agreement; or a person or entity controlled by any employee or director of any of the parties to the agreement; or

  •
  a person or entity controlled by any family member of a party to the agreement or a person or entity controlled by any employee or director of a party to the agreement.

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

        Dispute Resolution.    The governing law of the agreement is the law of the State of New York. Any dispute, controversy or cause of action brought arising under the agreement will be settled by arbitration under the Commercial Arbitration Rules of the American Arbitration Association. Any cause of action brought by beneficial owners of more than 50% of the outstanding ADSs, excluding any ADSs held by parties to the agreement, at the option of these owners, may be brought in arbitration under the Commercial Arbitration Rules of the American Arbitration Association or may be litigated in the federal or state courts in the Borough of Manhattan. The parties to the agreement expect to appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as agent for service of process in New York.

        Term.    The agreement may not be terminated until the earlier to occur of:

  •
  any party to the agreement owning all of our issued and outstanding shares;

  •
  we are liquidated pursuant to the laws of the Russian Federation; or

  •
  January 16, 2004.

        Upon the occurrence of the first two events described above, the agreement automatically terminates. Otherwise, subject to these conditions, the agreement continues in full force and effect until terminated by any party to the agreement by giving 30 days' prior written notice to all other parties to the agreement and to us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

Lianozovo Dairy Plant Bonds Issuance and Our Guarantee

        On November 1, 2001, the Lianozovo Dairy Plant issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes are unconditionally guaranteed by Wimm-Bill-Dann Foods and mature on November 1, 2004. Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. The current interest rate is 10.94%. The amount of notes indebtedness outstanding was reduced to 177,670 thousand rubles ($6.0 million at the exchange rate as of December 31, 2003) due to the repurchase of a portion of such notes by Wimm-Bill-Dann Foods.

D.    Exchange Controls

        A new framework law on exchange controls took effect on June 18, 2004. This law empowers the Central Bank of the Russian Federation to further regulate and restrict currency control issues, including operations involving foreign securities (including ADSs). Central Bank officials have indicated that new currency control regulations will be implemented by August 1, 2004. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure in the past to obtain permission from the Central Bank of Russia pursuant to currency control regulations could negatively affect our business." The following discussion relates to the currency control laws in effect prior to the enactment of the new law. However, it is unclear whether the new regulatory regime will be more restrictive than these and the other laws and regulations they will replace.

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

        "Current" foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. "Movement of capital" transactions in foreign currency, including the purchase and sale of securities (except for the acquisition of shares of a Russian company by non-resident shareholders in consideration for their contributions of foreign currency into the Russian company's share capital) and real estate transactions (except for the acquisition and lease of real estate located in Russia by non-residents from non-individual residents of Russia), generally require a license from the Central Bank of the Russian Federation. The prevailing view is that the license is only required for Russian residents involved in such "movement of capital" transactions. Cash transactions in foreign currency are generally prohibited within Russia.

        Following the financial crisis of 1998, additional regulations on foreign currency exchange were enacted. For example, the mandatory exchange of 75% of export revenues of Russian companies was required to be effected through the domestic foreign currency market. This requirement has been assisting the Central Bank of the Russian Federation in increasing its foreign currency reserves. In 2001, the mandatory exchange requirement was reduced to 50% of export revenues.

        Since 2001, certain steps have been taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long-term loans from foreign lenders without a Central Bank license provided that certain conditions are met. Since July 2003, the mandatory exchange requirement has been reduced to 25% of export revenues.

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

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of those holders.

        The following discussion is based on:

  •
  the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

  •
  Russian legislation; and

  •
  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities."

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we are not a passive foreign investment company, foreign personal holding company or foreign investment company for the current taxable year and will not become a passive foreign investment company, foreign personal holding company or foreign investment company in the future.

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of common stock or ADSs. We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the common stock or ADSs under your own particular factual circumstances.

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

        Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Importantly, after the prior Law on Fundamentals of the Tax System of the Russian Federation is repealed, Part 1 will specify all the taxes that can be imposed by federal and local authorities. Further, as of January 1, 2001, four chapters (value-added taxes, excise tax, individual income tax and unified social tax) of Part 2 of the Tax Code went into effect. The Profit Tax Chapter and Mineral Extraction Tax of the Tax Code became effective as of January 1, 2002.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity's outstanding shares and 5% for U.S. holders, which are legal entities, owning 10% or more of the entity's outstanding shares. Given the depositary's status as the legal owner of all the shares underlying our ADSs, it is possible that the depositary may claim entitlement to a reduced withholding tax rate of 5%. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all of the numerous administrative requirements are met. See "—United States-Russia Income Tax Treaty Procedures."

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

        U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

        Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

  United States-Russia Income Tax Treaty Procedures

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        If tax is withheld by a Russian resident on dividends or other amounts at the rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within 1 year from the withholding date for individual U.S. holders. The package should include the appropriate form (1012DT (2002) for non-dividend income and 1011DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

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

        For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS.

        The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. Under recently enacted legislation, for taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company." Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

        Gain realized on the sale of common stock or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of common stock or ADSs.

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

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles and our foreign currency denominated debt. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We are monitoring the market for these instruments and will consider their use if the related costs become lower. We do not hold or issue derivatives or other financial instruments for trading purposes.

Interest Rate Risk

        Our interest rate exposure results mainly from debt obligations. At December 31, 2003, we had debt amounting to $283.4 million, which comprised variable-rate borrowings of $67.0 million and fixed-rate borrowings of $216.4 million.

        The following tables present our variable and fixed-rate debt obligations as of December 31, 2003 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value	Interest rates at December 31, 2003
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	$910	$677	$5,354	—	—	$6,941	$6,941	5.00%
	U.S. dollars	816	816	992	—	—	2,624	2,624	3.00%
	Rubles	475	—	—	—	—	475	475	12.78%
Variable-rate notes(2)	Rubles	6,032	—	50,926	—	—	56,958	56,958	12.03%

Total variable rate debt:		$8,233	$1,493	$57,272	—	—	$66,998	$66,998

(1)
Our variable rate loans are linked to LIBOR and EURIBOR.

(2)
Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value	Interest rates at December 31, 2003
	(in thousands of U.S. dollars)
Fixed-rate loan:	Rubles	$227	$247	$228	$258	$224	$1,184	$1,184	15.54%
	U.S. dollars	10,153	10,229	10,035	7,186	11,185	48,788	48,788	7.44%
	Euro	6,996	4,082	3,285	2,105	—	16,468	16,468	5.00%
	Other	4	—	—	—	—	4	4	20.00%
Fixed-rate Notes	U.S. dollars	—	—	—	—	150,000	150,000	150,000	8.50%

Total fixed rate debt:		$17,380	$14,558	$13,548	$9,549	$161,409	$216,444	$216,444

        The following tables present our variable and fixed-rate debt obligations as of December 31, 2002 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2002
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
	(in thousands of U.S. dollars)
Variable-rate loans:	Euro	$1,526	$759	$561	—	—	$2,846	$2,846	4.87%
	U.S. dollars	10,609	816	816	960	30	13,231	13,231	5.82%
Variable-rate notes	Rubles	15,731	—	—	—	—	15,731	15,731	18%
	Other	365	—	—	—	—	365	365	18%

Total variable rate debt:		$28,231	$1,575	$1,377	$960	$30	$32,173	$32,173

	Expected Maturity Date as of December 31, 2002
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
	(in thousands of U.S. dollars)
Fixed-rate loan:	Euro	$5,441	4,765	3,095	2,546	1,508	17,355	17,355	4.93%
	U.S. dollars	8,942	9,113	9,229	8,981	15,243	51,509	51,509	4.29%
	Rubles	79,178	—	—	—	—	$79,178	$79,178	16.42%
	Other	5,824	—	—	—	—	5,824	5,824	20.66%

Total fixed rate debt:		$99,385	13,878	12,324	11,527	16,751	$153,866	$153,866

        Our fixed rate debt increased to $216.4 million and variable rate debt increased to $67 million as a result of our issuance of U.S. dollar-denominated and ruble-denominated notes. Part of the proceeds was used to repay short-term, higher interest rate bearing debt, resulting in the overall decrease in the weighted average interest rate on our debt portfolio. See Note 17 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

Foreign Currency Risk

        Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated and Combined Financial Statements included under "Item 18. Financial Statements."

        Our foreign currency exchange risk exposure results from the fact that our revenues are primarily denominated in Russian rubles and a significant portion of our costs is denominated in currencies other than Russian rubles and net monetary liability position from our foreign currency denominated debt. Thus, we incur remeasurement gains as the Russian ruble appreciates against other currencies and losses as the ruble depreciates against other currencies. Management believes that monetary assets and liabilities denominated in foreign currencies, other then foreign currency-denominated debt, are not significant from a foreign currency risk perspective.

        As of December 31, 2003, our U.S. dollar debt position amounted to $201.5 million and our euro debt position amounted to $23.4 million, compared to U.S. dollar debt position of $64.7 million and euro debt position of $20.2 million as of December 31, 2002. Our net monetary liability position in U.S. dollars and associated foreign currency exchange risk increased significantly during 2003 as a result of our issuance of $150 million loan participation notes due 2008.

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt:	Rubles	$6,734	$247	$51,154	$258	$224	$58,617	$58,617
	U.S. dollars	10,969	11,045	11,027	7,186	161,185	201,412	201,412
	Euro	7,906	4,759	8,639	2,105	—	23,409	23,409
	Other	4	—	—	—	—	4	4

Total debt:		$25,613	16,051	70,820	9,549	161,409	$283,442	$283,442

	Expected Maturity Date as of December 31, 2002
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt:	Euro	$6,967	$5,524	$3,656	$2,546	$1,508	$20,201	$20,201
	U.S. dollars	19,551	9,929	10,045	9,941	15,273	64,740	64,740
	Rubles	94,909	—	—	—	—	94,909	94,909
	Other	6,189	—	—	—	—	6,189	6,189

Total debt:		$127,616	15,453	13,701	12,487	16,781	$186,039	$186,039

        During 2003, the Russian ruble appreciated against the U.S. dollar and depreciated against the euro. As a result, we incurred a currency remeasurement gain of $4.8 million. Further, the ruble strengthened against the U.S. dollar in the first quarter of 2004, resulting in a significant currency remeasurement gain.

        We believe that the carrying value of our long-term debt approximates its fair value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheet approximate their fair values due to the short maturity of those instruments.

        See also "Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Inflation."

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives.

        There were no changes in our internal control over financial reporting during the fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

        Our Board of Directors has not yet determined whether any member of our audit committee is an "audit committee financial expert" as defined in Item 16A of Form 20-F. The Board is in the process of making this determination, and expects to confirm this determination before the end of 2004.

Item 16.B. Code of Ethics

        We are in the process of developing a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We expect that our Board of Directors will approve this code of ethics before the end of 2004, and we will post the code of ethics on our Internet website upon its approval.

Item 16.C. Principal Accountant Fees and Services

        Ernst & Young (CIS) Limited has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young (CIS) Limited in 2003 and 2002, respectively.

	Year ended December 31,
	2003	2002
	(in thousands of U.S. dollars)
Audit Fees	$590,000	$575,000
Audit-Related Fees	164,000	—
Tax Fees	23,000	—
All Other Fees	7,000	—

Total	$784,000	$575,000

Audit services.

        Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002.

Audit-related services.

        Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with a note issuance including the preparation of a comfort letter and reviews of the related offering memorandum and consultation, advice and assistance in connection with our consolidated financial statements for the quarter ended March 31, 2003.

Tax services.

        Tax services mainly consisted of tax advice related to issues of Russian statutory taxation.

Other services.

        Other services mainly consisted of employee training.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. Our Board of Directors pre-approved the 2003 engagement of our independent public accountants, as the first meeting of our Audit Committee took place in 2004, after the engagement. However, the Audit Committee has pre-approved the engagement terms and fees of Ernst & Young LLC for conducting audit procedures in accordance with U.S. GAAP in relation to our consolidated financial statements as of the year ending December 31, 2004 and audit procedures in accordance with Russian Accounting Standards in relation to the financial statements of certain of our subsidiaries for the fiscal year ended December 31, 2004.

PART III

Item 17.    Financial Statements

        See instead "Item 18. Financial Statements."

Item 18.    Financial Statements

(1)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this Annual Report on From 20-F solely for the purpose of including the opinion of Arthur Andersen ZAO on our financial statements for the year ended December 31, 2001. Our financial statements for the fiscal years ended December 31, 2002 and 2003 have been audited by and are reported on by Ernst and Young (CIS) Limited under the heading "Independent Auditors' Report" on page F-2 below. The Report of Independent Public Accountants set forth on page F-3 below is a copy of the original audit report dated April 15, 2002 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 28, 2002, and has not been reissued by Arthur Andersen ZAO since April 15, 2002.

Report of Independent Auditors

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

        We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company ("the Company"), as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The combined financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 15, 2002.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG (CIS) LIMITED

March 1, 2004

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

Moscow, Russia
April 15, 2002

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	$40,264	$29,340
Trade receivables, net (Note 7)	57,424	60,146
Inventory, net (Note 8)	88,243	86,063
Taxes receivable	92,624	57,734
Advances paid	19,690	10,811
Net investment in direct financing leases (Note 9)	1,551	1,338
Deferred tax asset (Note 19)	5,210	1,850
Other current assets	3,648	5,810

Total current assets	308,654	253,092
Non-current assets:
Property, plant and equipment, net (Note 11)	393,769	293,580
Intangible assets, net (Note 10)	3,005	2,736
Goodwill (Note 12)	24,695	19,885
Net investment in direct financing leases—long-term portion (Note 9)	4,391	4,381
Long-term investments (Note 13)	2,931	1,989
Deferred tax asset—long-term portion (Note 19)	1,893	—
Other non-current assets (Note 14)	4,547	2,812

Total non-current assets	435,231	325,383

Total assets	$743,885	$578,475

The accompanying notes are an integral part of these statements.

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$51,487	$40,144
Advances received	2,586	3,905
Short-term loans (Note 16)	493	94,050
Long-term loans, current portion (Note 16)	1,769	2,483
Notes payable (Note 17)	6,032	16,096
Taxes payable	9,272	4,933
Accrued liabilities (Note 15)	10,983	8,346
Government grants—current portion (Note 20)	2,194	2,033
Other payables (Note 18)	36,033	25,770

Total current liabilities	120,849	197,760
Long-term liabilities:
Long-term loans (Note 16)	7,882	4,546
Long-term notes (Note 17)	200,926	—
Other long-term payables (Note 18)	49,020	55,047
Government grants—long-term portion (Note 20)	7,052	8,568
Deferred taxes—long-term portion (Note 19)	12,370	8,121

Total long-term liabilities	277,250	76,282

Total liabilities	398,099	274,042

Commitments and contingencies (Note 30)
Minority interest (Note 22)	21,168	21,549
Shareholders' equity (Note 21):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2003 and 2002	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	20,581	—
Retained earnings	109,997	88,844

Total shareholders' equity	$324,618	$282,884

Total liabilities and shareholders' equity	$743,885	$578,475

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	2003	2002	2001
Sales (Note 28)	$938,459	$824,734	$674,616
Cost of sales (Note 23)	(665,104)	(579,707)	(492,990)

Gross profit	273,355	245,027	181,626
Selling and distribution expenses (Note 24)	(140,746)	(109,527)	(62,213)
General and administrative expenses (Note 25)	(75,973)	(62,955)	(54,461)
Other operating expenses	(7,481)	(6,497)	(4,498)

Operating income	49,155	66,048	60,454
Financial income and expenses, net (Note 26)	(15,273)	(14,131)	(10,581)

Income before provision for income taxes and minority interest	33,882	51,917	49,873
Provision for income taxes (Note 19)	(10,717)	(14,249)	(14,166)
Minority interest (Note 22)	(2,012)	(1,922)	(3,962)

Income from continuing operations	$21,153	$35,746	$31,745

Income from discontinued operations, net of income tax expense of $386 (Note 5)	—	—	103

Net income	$21,153	$35,746	$31,848

Other comprehensive income, net of tax
Currency translation adjustment	20,581	—	—

Comprehensive income	$41,734	$35,746	$31,848

Earnings per share—basic and diluted:
Income from continuing operations	$0.48	$0.83	$0.91
Income from discontinued operations	$—	$—	$0.00
Net income	$0.48	$0.83	$0.91
Income from currency translation adjustment	$0.47	$—	$—

Comprehensive income	$0.95	$0.83	$0.91

Weighted average number of shares outstanding, basic and diluted	44,000,000	43,063,014	34,888,000

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2003	2002	2001
Cash flows from operating activities:
Income from continuing operations	$21,153	$35,746	$31,745
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,012	1,922	3,962
Depreciation and amortisation	30,780	18,611	12,722
Currency remeasurement gain relating to bonds payable and long-term payables	(8,245)	(1,295)	(257)
Provision for obsolete inventory	2,100	1,154	182
Fianance lease expense	—	—	50
Provision for doubtful accounts	8,230	1,970	226
(Gain) loss on disposal of property, plant and equipment	(358)	606	341
Earned income on net investment in direct financing leases	(483)	(395)	(561)
Deferred tax (benefit) expense	(4,149)	38	2,173
Currency remeasurement loss relating to cash and cash equivalents	1,244	639	300
Non-cash rental received	2,095	1,606	1,621
Gain from sale of trading securities	(1,903)	—	—
Unrealised holding gain for trading securities	—	(742)	(318)
Write off of net investment in direct finance leases	—	162	288
Write off of trade receivables	1,361	1,262	—
Amortisation of bonds issue expenses	613	—	—
Changes in operating assets and liabilities:
Decrease (increase) in inventories	2,394	5,194	(30,296)
Increase in trade accounts receivable	(2,356)	(34,893)	(14,107)
(Increase) decrease in advances paid	(7,681)	3,189	(5,434)
Increase in taxes receivable	(30,723)	(32,880)	(13,885)
Decrease (increase) in other current assets	1,068	2,782	(3,285)
Increase (decrease) in trade accounts payable	6,363	(13,279)	9,377
(Decrease) increase in advances received	(1,565)	1,390	(306)
Increase in taxes payable	5,492	1,028	5,356
Increase (decrease) in accrued liabilities	1,898	(1,081)	1,326
Increase in other current payables	2,071	619	5,216
(Decrease) increase in other long-term payables	(227)	(216)	6,155

Total cash provided by (used in) operating activities	31,184	(6,863)	12,591

Net income from discontinued operations	—	—	103
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Minority interest	—	—	(96)
Depreciation	—	—	97
Amortization of goodwill	—	—	(38)
Allowance for doubtful accounts	—	—	(89)
Deferred tax expense (benefit)	—	—	247
Currency remeasurement loss relating to cash and cash equivalents	—	—	212
Net change in operating assets and liabilities—the Breweries (Note 5)	—	—	(276)
Net change in operating assets and liabilities—Expobank (Note 5)	—	—	(12,628)
Net cash used in operating activities associated with discontinued operations	—	—	(12,468)
Total net cash (used in) provided by operating activities	—	—	123

The accompanying notes are an integral part of these statements.

	2003	2002	2001
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(7,002)	$(39,571)	$(8,855)
Cash paid for property, plant and equipment	(91,974)	(78,505)	(45,417)
Cash paid for acquisition of investments	(753)	(285)	(145)
Proceeds from disposal of investments	4,196	—	137
Proceeds from disposal of property, plant and equipment	2,437	—	—
Cash paid for net investments in direct financing leases	(2,046)	(1,843)	(855)
Cash paid for other long-term assets	—	(2,473)	(351)

Net cash used in investing activities associated with continuing operations	(95,142)	(122,677)	(55,486)

Purchase of property, plant and equipment—the Breweries	—	—	(322)
Purchase of property and equipment—Expobank	—	—	(30)
Net cash used in investing activities associated with discontinued operations	—	—	(352)

Total cash used in investing activities	(95,142)	(122,677)	(55,838)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	194,476	559	16,832
(Repayment of) proceeds from short-term loans and notes payable	(107,820)	711	32,232
Repayment of long-term loans	(3,024)	(9,930)	(2,475)
Proceeds from long-term loans	5,138	4,226	4,695
Repayment of long-term payables	(15,371)	(5,058)	(5,909)
Proceeds from issuance of capital stock, net of direct expenses	—	162,127	—
Repayment of obligations under finance leases	—	(95)	(762)

Net cash provided by financing activities associated with continuing operations	73,399	152,600	44,613

Increase in short-term loans—the Breweries	—	—	721
Cash disposed of with discontinued operations	—	—	(5,175)
Net cash used in financing activities associated with discontinued operations	—	—	(4,454)

Total cash provided by financing activities	73,399	152,600	40,159

Total cash provided by operating, investing and financing activities associated with continuing operations	9,441	23,060	1,718
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	1,483	(639)	(300)
Net increase in cash and cash equivalents associated with continuing operations	10,924	22,421	1,418
Total cash used in operating, investing and financing activities associated with discontinued operations	—	—	(17,274)
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	—	—	(212)
Net decrease in cash and cash equivalents associated with discontinued operations	—	—	(17,486)
Net increase (decrease) in cash and cash equivalents	10,924	22,421	(16,068)
Cash and cash equivalents, at beginning of period	29,340	6,919	22,978
Cash and cash equivalents associated with continuing operations, at end of period	40,264	29,340	6,919

Cash and cash equivalents, at the end of period	$40,264	$29,340	$6,919

SUPPLEMENTAL INFORMATION:
Income taxes paid	$12,280	$13,081	$3,073
Interest paid	17,223	14,261	10,769
Income taxes offset with VAT receivables	775	2,437	2,752
Taxes other than income taxes offset with VAT receivables	671	1,601	2,087
Vendor financed acquisitions of property, plant and equipment	12,899	51,597	23,586

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Shareholders' Equity

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock (Note 1)
					Accumulated Other Comprehensive Income
			Share Premium Account	Retained Earnings
	Shares	Amount				Total
Balances at January 1, 2001	34,552,000	$23,755	—	$29,951	—	$53,706
Issue of shares	448,000	$308	$7,850	—	—	$8,158
Net income	—	—	—	$31,848	—	$31,848
Distribution to shareholders	—	—	—	$(8,701)	—	$(8,701)

Balances at December 31, 2001	35,000,000	$24,063	$7,850	$53,098	—	$85,011
Issue of shares (Note 21)	9,000,000	$5,845	$156,282	$—	—	$162,127
Net income	—	—	—	$35,746	—	$35,746

Balances at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	—	$282,884
Net income	—	—	—	$21,153	—	$21,153
Currency translation adjustment	—	—	—	—	$20,581	$20,581

Balances at December 31, 2003	44,000,000	$29,908	$164,132	$109,997	$20,581	$324,618

        Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands of U.S. dollars, unless otherwise stated)

1.     The Company

        Wimm-Bill-Dann Foods ("WBD Foods" or "the Company") is an open joint stock company registered in Russia. It is a holding company which, as at December 31, 2003, owned controlling interests in 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States ("CIS"), as well as distribution centers in 27 cities in Russia and abroad. WBD Foods has a strong and diversified brand portfolio with over 1,100 types of dairy products, over 150 types of juice, nectars and still drinks and a mineral water brand.

        The Company was formed as follows:

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

        Prior to WBD Foods LLC exchanging for shares of participation to acquire LMK and Rodnik and the transfer of the juice production companies, these companies were under the common control of a control group, being a group of shareholders who were shareholders in each of the above named entities, who held a majority of the shares of each of the above entities, and who were contractually bound by a pre-existing written agreement entered into in 1997, to vote as a single unit, all of their shares.

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

        The acquisition by WBD Foods LLC of LMK and Rodnik, therefore, represents a reorganization under common control, and has been accounted for, in a manner similar to a pooling of interests, for the periods presented. The financial statements, therefore, have been prepared on the basis that WBD Foods LLC existed for all of the periods presented and was the majority shareholder of the underlying entities named above for all the periods presented.

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

2.     Russian Environment and Current Economic Situation

        The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

3.     Summary of Significant Accounting Policies

Accounting Principles

        The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods' consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and expressed in terms of U.S. dollars (see paragraph "Translation Methodology" below).

Principles of Consolidation

        The consolidated and combined financial statements of the Company include the accounts of WBD Foods and its subsidiaries that were controlled by the control group of shareholders before reorganisation and are controlled by WBD Foods after reorganization (see Note 1 for description of reorganisation). This control is determined when the control group of shareholders (before reorganisation) and WBD Foods (after reorganisation) own, either directly or indirectly, more than 50% of the voting rights of a company's share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated and combined financial statements from the date of acquisition or to the date of disposal.

        All significant intercompany balances and transactions have been eliminated in consolidation.

        Minority interests in the net assets and net results of companies within the Company are shown under "Minority interests" in the accompanying consolidated balance sheets and consolidated and combined statements of income.

Comprehensive Income

        Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the year ended December 31, 2003 consists of net income and a currency translation adjustment in the amount of $20,581. For the years ended December 31, 2002 and 2001 comprehensive income equaled net income.

Translation Methodology

        Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods' Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders' equity, and transaction gains and losses are reflected in net income. For the years ended December 31, 2002 and 2001 the consolidated and combined financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company's operations were in hyperinflationary economies.

        For the Russian entities in 2002 and prior, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1). Revenues, expenses and cash flows have been translated at the dates of respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated and combined statements of income.

        In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency. The financial statements of Kiev Dairy Plant ("KMMZ") and Kharkov Dairy Plant (Ukraine) have been prepared using the Ukrainian grivna as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52, "Foreign currency translation". The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

Management Estimates

        The preparation of the consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Inventory

        Inventories, including work-in-process, are valued at the lower of cost or market, after the reserve for excess and obsolete items. Cost is the price paid or the consideration given to acquire the asset. Cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing conditions or location. It includes the applicable allocation of production fixed and variable overhead costs. Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully provided for.

Value-Added Taxes

        Value-added taxes ("VAT") related to sales are payable based upon invoices issued to the customer or collection of respective receivables. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

        VAT related to purchase transactions that are subject to offset against VAT payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

        Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

        The acquisition cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated and combined statement of income.

        The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	20-50 years
Machinery and equipment	8-20 years
Computer hardware	3-5 years
Other	5-10 years

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

Goodwill

        Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Starting from January 1, 2002 with the adoption of SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise. Prior to 2002 for acquisitions made before June 30, 2001 goodwill was amortized using the straight-line method over fifteen years.

        In cases where the fair value of the net assets acquired exceed the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed.

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

        The impact of non-amortization of goodwill on the Company's net income for the years ended December 31, 2003 and 2002 was $1,546 and $993, respectively, or $0.035 and $0.02 per share of common stock—basic and diluted.

        In December 2003 and 2002, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.

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

        Sales are recognized, net of VAT and discounts, when goods are shipped to customers. At the time of shipment, in accordance with the Company's standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code which states that legal title transfers when a product is shipped to a customer unless specifically overridden by the sales agreement.

        The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated and combined statements of income.

Shipping and Handling Costs

        Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated and combined statements of income.

Government Grants

        Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized to income over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of cost of sales when depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

Debt Issuance Expenses

        Debt issuance expenses are capitalized and amortized using the straight line method over the lives of the related debt.

Taxation

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized.

        In accordance with SFAS No. 109, "Accounting for income taxes", the Company does not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency. Starting from January 1, 2003, the Company uses the Russian ruble as the functional currency and, therefore, there are no such differences for deferred tax purposes. Deferred taxes expenses associated with the temporary differences that arise from a change in functional currency on January 1, 2003 in amount of $2,616 was included in the currency translation adjustment component of other comprehensive income in shareholders' equity.

Advertising and Marketing Costs

        Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $40,518, $32,355 and $18,263, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated and combined statements of income (see Note 24).

Earnings per Share

        Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

        Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company's large domestic customer base. At December 31, 2003 and 2002, the Company had no other significant concentrations of credit risk. The Company does not usually require a collateral from its customers.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company's long-term loans approximates fair value.

Segment Reporting

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments—dairy, juice and bottled water production and distribution, and accordingly, reports segment information on this basis.

Reclassification

        Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current period.

        VAT receivable recognised in respect of intercompany purchases was netted against VAT payable related to intercompany sales as of December 31, 2003. The corresponding reclassification as of December 31, 2002 amounted to $10,618. Such reclassifications had no impact on net income or shareholders' equity.

New Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No.150 did not have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting Pronouncements Issued But Not Yet Adopted

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

        An enterprise with a variable interest in an entity to which the provisions of the original Interpretation have not been applied shall apply the provisions of the revised Interpretation as follows: a public enterprise that is not a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after March 15, 2004; a public enterprise that is a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after December 15, 2004; and a nonpublic enterprise with a variable interest in an entity that is created after December 31, 2003 shall apply the Interpretation to that entity immediately, and to all variable interests held by the beginning of the first annual reporting period beginning after December 15, 2004.

        The Company will adopt the Interpretation in the first quarter of 2004. It is not expected to have a significant effect on the financial position or operations of the Company.

4.     Businesses Acquired

Acquisition of minority interests

        In September 2003, WBD Foods acquired 47.7% of Ufamolagroprom, a subsidiary, from minority shareholder for cash consideration of $3,138. The fair value of net assets acquired in excess of purchase price of $827 was recorded as reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        In June 2002, WBD Foods acquired 25% of Moscow Baby Food Plant ("ZDMP"), a subsidiary, from one of its shareholders for cash consideration of $5,000. The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2003 and 2002. The total cash consideration paid for these acquisitions was $54 and $1,536 respectively. The acquisitions made during 2003 and 2002 resulted in fair value of net assets acquired in excess of purchase price of $0 and $602, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2002 resulted in goodwill of $402. The changes in minority interests related to these acquisitions are presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 22.

        These acquisitions are included in WBD Foods' operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

Business Combinations

2003

        In January 2003, the Company acquired 100% of Syberian Syr for cash consideration of $2,633. Syberian Syr owns warehousing facilities easily accessible by road and rail. The acquisition of Syberian Syr allows the Company to save on rental expenses associated with warehousing and office space in Syberia and provide the Company with a solid base to keep up with anticipated growth in the key Syberian marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment ($1,453), goodwill ($1,411), less liabilities ($231).

        In August 2003, the Company acquired 100% interest in two legal entities—Geyser and Curative Spring—involved in production of mineral water under the brand name Essentuki for cash consideration of $4,118. Essentuki is one of Russia's best known mineral water brand. With the acquisition of Essentuki, the Company acquired natural water wells, healing springs and bottling facilities. The cash consideration paid for these acquisitions was allocated to property, plant and equipment ($3,957), goodwill ($1,702), other current assets ($328) less liabilities ($1,869).

2002

        In June 2002, the Company acquired 82.3% of Kharkov Dairy Plant for cash consideration of $5,136. Kharkov Dairy Plant is a strong player on the Ukranian market with a stable supply of raw materials.

        In July 2002, a 100% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for cash consideration of $11,634. Roska is one of St. Petersburg's most modern and best equipped dairy plants with excellent location and access roads. Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia

        In October 2002, the Company acquired 100% of Ruselectrocenter for cash consideration of $6,000. The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and provides a comprehensive range of services from storage to direct delivery to clients.

        In October 2002, the Company acquired 95.4% of Depsona for $3,458. Depsona is a strong player in the South region of Russia. The factory has access to large reserves of high-quality local raw materials, which will allow the Company to reduce its dependence on imported juice concentrates..

        The Company also acquired an interest in a number of other companies during 2002 for cash consideration of $6,807.

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

Expobank

Period between January 1 and April 25, 2001
Interest income	$691
Interest expense	(258)
Provision for impairment	90

Net interest income	523
Non-interest income	1,142
Administrative expenses and other	(1,261)
Amortization of negative goodwill	170

Net income before income taxes and minority interest	574
Income taxes	(313)
Minority interest	(52)

Net income from discontinued operations	$209

The Breweries

Period between January 1 and April 25, 2001
Sales	$5,181
Cost of sales	(5,068)
Operating expenses	(90)

Operating income	23
Financial expense	(72)
Amortization of goodwill	(132)

Loss before taxes and minority interest	(181)
Income taxes	(73)
Minority interest	148

Net loss from discontinued operations	$(106)

6.     Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2003 and 2002 were comprised as follows:

	2003	2002
Rubles	$38,740	$10,247
Hard currencies	1,502	9,076
Cash equivalents	22	10,017

Total cash and cash equivalents	$40,264	$29,340

        Cash equivalents mostly represent hard currency time-deposits in Russian banks with maturity less than 3 months.

7.     Trade Receivables, net

        Trade receivables as of December 31, 2003 and 2002 were comprised as follows:

	2003	2002
Trade receivables	$68,879	$62,883
Allowance for doubtful accounts	(11,455)	(2,737)

Total trade receivables, net	$57,424	$60,146

        The movement in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Balance, beginning of period	$2,737	$581	$355
Allowance for doubtful accounts acquired in business combinations	—	495	—
Provision for doubtful accounts	9,591	1,970	226
Write off of trade receivables	(1,361)	(309)	—
Currency translation adjustment	488	—	—

Balance, end of period	$11,455	$2,737	$581

8.     Inventory, net

        Inventory as of December 31, 2003 and 2002 was comprised as follows:

	2003	2002
Raw materials	$60,383	$67,888
Work in progress	3,082	2,981
Finished goods	28,319	16,530
Reserve for inventory obsolescence	(3,541)	(1,336)

Total inventory, net	$88,243	$86,063

        Obsolescence and net realizable value reserves expense during 2003, 2002 and 2001 amounted to $(2,100), $(1,154) and $(182), respectively, and was included in cost of sales in the accompanying consolidated and combined statements of income.

9.     Net Investment in Direct Financing Leases

        Commencing from 1999, the Company announced a program called "Dairy Rivers of Russia" with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices, which are variable dependent upon prevailing market prices.

        The following lists the components of the net investment in direct financing leases at December 31, 2003 and 2002:

	2003	2002
Total future minimum lease payments	$6,748	$6,759
Less: Unearned income	(806)	(1,040)

Net investment in direct finance leases	$5,942	$5,719

Current portion	1,551	1,338
Long-term portion	4,391	4,381

        At December 31, 2003, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,
2004	$1,927
2005	1,772
2006	1,602
2007	1,318
2008	129

10.   Intangible Assets

        Identifiable intangible assets as of December 31, 2003 and 2002 were comprised as follows:

	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Supplier contracts	$1,531	$(433)	$1,459	$(109)
Trademarks	234	(171)	218	(47)
Customer relationships	110	(67)	106	—
Software	772	(64)	—	—
Others	550	(203)	514	(97)
Intangible assets with indefinite lives:
Trademarks	746	—	692	—

Total intangible assets	$3,943	$(938)	$2,989	$(253)

        During 2003, changes in intangible assets primarily relates to the Company's acquisition of $772 relating to software. Software and supplier contracts have a weighted average useful life of 5 years, customer relationship and trademarks have a useful life of 2 years.

        Amortization expense during the years ended December 31, 2003, 2002 and 2001 amounted to $637, $164 and $90, respectively.

        Amortization expense relating to the net carrying amount of intangible assets at December 31, 2003 is estimated to be $662 in 2004, $557 in 2005, $557 in 2006, $395 in 2007 and $89 in 2008.

11.   Property, Plant and Equipment

        The net book value of property, plant and equipment at December 31, 2003 and 2002 was comprised as follows:

	2003	2002
Buildings	$90,227	$59,293
Freehold machinery and equipment	324,207	187,625
Computer hardware	11,167	6,624
Other	30,597	26,173

Gross book value of property, plant and equipment	456,198	279,715
Accumulated depreciation	(132,492)	(100,414)
Advances paid for property, plant and equipment	5,706	18,485
Construction in progress and equipment for installation	64,357	95,794

Total property, plant and equipment, net	$393,769	$293,580

        The Company capitalized interest costs of $1,741, $2,131, and $493 during the years ended December 31, 2003, 2002 and 2001, respectively, with respect to qualified construction projects.

        Depreciation expense during the years ended December 31, 2003, 2002 and 2001 amounted to $30,145, $18,447, and $12,225, respectively.

12.   Goodwill

        The movement of goodwill for the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$11,179
Acquisitions	8,706

Balance at December 31, 2002	$19,885
Acquisitions	3,113
Currency translation adjustment	1,697

Balance at December 31, 2003	$24,695

13.   Long-term Investments

        At December 31, 2003 and 2002 the Company had the following direct investments in Russian companies:

	2003		2002
	Ownership	Amount	Ownership	Amount
Albumin	40.6%	$1,350	40.6%	$1,251
Samara Lakto	4.0%	320	4.0%	296
Tsar'-Grad	19.9%	340	—	—
Other	various	921	various	260

Total long-term investments		$2,931		$1,989

        The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2003 and 2002, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors.

14.   Other Non-current Assets

        Other non-current assets at December 31, 2003 and 2002 were comprised as follows:

	2003	2002
Notes issuance expenses, net of amortisation	$3,894	$—
Advance for acquisition of Syberian Syr	—	2,379
Other	653	433

Total other assets	$4,547	$2,812

        In May, 2002 LMK paid $2,379 in cash to a broker for the acquisition of shares of Syberian Syr. The ownership of these shares (100%) was transferred to LMK on January 15, 2003 (See Note 4).

15.   Accrued Liabilities

        Accrued liabilities at December 31, 2003 and 2002 were comprised as follows:

	2003	2002
Payroll related accruals	$5,238	$3,987
Interest accruals	3,382	1,759
Other accruals	2,363	2,600

Total accrued liabilities	$10,983	$8,346

16.   Short-term and Long-term Loans

        Short-term loans at December 31, 2003 and 2002 comprised the following:

	2003			2002
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S. $ denominated	—	$—	—	2	$8,000	6.72%
EURO denominated	—	—	—	1	98	6.40%
Ruble denominated, due January–March 2004	2	479	4.06%	31	81,524	16.21%
Other currency denominated, due March 2004	1	14	20.00%	5	4,428	22.54%

Total short-term loans		$493			$94,050

        Long-term loans at December 31, 2003 and 2002 comprised the following:

	2003			2002
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S. $ denominated	3	$2,623	2.82%	4	$3,958	4.40%
EURO denominated	3	6,941	5.37%	4	2,745	4.92%
Ruble denominated	1	87	10.00%	2	326	15.76%
Total amount of long-term borrowings		9,561			7,029
Less current portion of long-term loans		(1,769)			(2,483)

Total long-term loans		$7,882			$4,546

Guarantees

        Certain of the Company's loans are guaranteed by other parties as follows:

  •
  ING-Bank (Eurasia) line of credit, in the amount of $1,833, was guaranteed by a supplier of property, plant and equipment and ING Bank N.V.;

  •
  Moscow City Government short-term loan, in the amount of $479, was guaranteed by Bank of Moscow.

        At December 31, 2003 and 2002, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

Maturity of long-term loans

        Aggregate maturity of long-term loans outstanding at December 31, 2003 was as follows:

Years ended December 31,
2004	$1,769
2005	1,537
2006	6,170
2007	175

Total long-term loans	$9,651

Collateral

        Certain of the Company's assets served as collateral for the short-term and long-term loans from International Moscow Bank, Moscow City Government and Bank Aval.

        At December 31, 2003 and 2002 the assets that served as collateral consisted of the following:

  •
  Inventory in the amounts of $6,157 and $42,037, respectively;

  •
  Property, plant and equipment with a net book value of $189 and $56,718, respectively.

17.   Short-term and Long-term Notes Payable

        Notes payable at December 31, 2003 and 2002 comprised the following:

Issuer	Currency	2003	2002
LMK	Ruble	$6,032	$15,731
Bishkeksut	Kyrgyz som	—	365

Total short-term notes		$6,032	$16,096

WBD Foods	U.S.$	$150,000	$—
WBD Foods	Ruble	50,926	—

Total long-term notes		$200,926	$—

WBD Foods U.S.$ Notes

        On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the "Loan") to Wimm-Bill-Dann Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

        Nine of WBD Foods' subsidiaries unconditionally, irrevocably, jointly and severally guarantee Wimm-Bill-Dann Foods OJSC's obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

        On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles ($50,926 at the exchange rate as of December 31, 2003). The notes are redeemable by Wimm-Bill-Dann Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period was 11.98%, interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

LMK Ruble Notes

        On November 1, 2001 LMK issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes are unconditionally guaranteed by WBD Foods and mature on November 1, 2004. Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. The amount of notes indebtedness outstanding was reduced to 177,670 thousand rubles ($6,032 at the exchange rate as of December 31, 2003) due to the repurchase of a portion of such notes by WBD Foods.

Bishkeksut Kyrgys Som Notes

        During 2001 and 2002 Bishkeksut, a subsidiary, issued unsecured som denominated notes amounting to 40,000,000 Kyrgyz soms. For the first year, interest was fixed at 30.00%, for the period from December 1, 2002 to December 1, 2003 the interest rate was 18.00%. During 2003 Bishkeksut redeemed all these notes.

18.   Other Payables

        Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2003 and 2002:

	2003	2002
Other payables for property, plant and equipment:
Current payables	$9,528	$5,264
Vendors financing obligations, including
—current portion	17,328	14,384
—long-term portion	49,012	54,480

	75,868	74,128

Other payables:
Current payables	9,177	5,992
Long-term payables, including
—current portion	—	130
—long-term portion	8	567

	9,185	6,689

Total other payables	85,053	80,817
Less current liabilities	(36,033)	(25,770)

Total other long-term payables	$49,020	$55,047

        The Company has agreements with suppliers of equipment which provide financing for the periods ranging from 1 to 9 years. Total amount of vendor financing obligations is $48,786 and $51,509 for the years ended 2003 and 2002, respectively, EURO 13,166 thousand and EURO 16,655 thousand (equivalent to $16,460 and $17,355 as of December 31, 2003 and 2002, respectively) and 32,211 thousand Rubles (equivalent to $1,094 as of December 31, 2003). This financing is provided at interest rates of LIBOR plus 1.50% and EURIBOR plus 1.50%. The majority of equipment financing is provided by one supplier. At December 31, 2003 and 2002, property, plant and equipment amounting to $53,877 and $48,978, respectively, served as collateral under these financing agreements.

        Aggregate maturity of other long-term payables outstanding at December 31, 2003 was as follows:

Years ended December 31,
2004	$36,033
2005	14,513
2006	13,548
2007	9,546
2008	6,152
Thereafter	5,261

Total maturity of other long-term payables	85,053
Less current portion of other long-term payables	(36,033)

Total other long-term payables	$49,020

19.   Income Tax

        WBD Foods' provision for income taxes for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Current provision	$14,866	$14,211	$11,993
Deferred (benefit) charge	(4,149)	38	2,173

Total provision for income taxes	$10,717	$14,249	$14,166

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

        The actual provision for income taxes reconciled to WBD Foods' theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2003	2002	2001
Income before provision for income taxes	$33,882	$51,917	$49,873
Russian statutory tax rate	24%	24%	35%
Theoretical tax provision at statutory rate	8,132	12,460	17,455
Expenses not deductible for Russian statutory taxation purposes:
Inventory write off	1,508	171	189
Charity	405	132	—
Other expenses	1,432	3,180	7,178
Income not taxable for Russian statutory taxation purposes	(304)	(799)	(1,257)
Income tax privileges:
Small business enterprises benefit	(2,981)	(4,855)	(8,695)
Baby food production benefit	—	—	(2,042)
Investment credits	—	—	(823)
Other income tax privileges	—	—	(383)
U.S. GAAP remeasurement loss (gain) not taxable/deductable for domestic statutory taxation purposes	—	686	(869)
Change in valuation allowance	2,481	2,147	945
Deferred tax liability resulting from tax effect of investment program	—	—	3,436
Deferred tax credit resulting from decrease in statutory tax rate to 24%	—	—	(546)
Differences in statutory tax rate and future tax rate (24%)	—	—	(1,678)
Other	44	1,127	1,256

Actual provision for income taxes	$10,717	$14,249	$14,166

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

        Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated and combined financial statements give rise to the following deferred tax assets and liabilities at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets/(liabilities) arising from tax effect of:
Salary related accruals	$1,144	$771
Sales volume discount accrual	63	222
Bad debt write off	2,195	337
Other accrued liabilities	2,028	1,223
Losses carried forward	5,152	2,893
Other	880	—

Gross deferred tax asset	11,462	5,446
Less valuation allowance for deferred tax asset	(5,152)	(2,893)

Deferred tax asset net of valuation allowance	6,310	2,553

Capital leases	(1,251)	(1,763)
Investment programs	(2,064)	(2,182)
Valuation of assets at fair market value as a result of business acquisitions	(5,664)	(4,879)
Bonds issuance costs	(948)	—
Other	(1,650)	—

Gross deferred tax liability	(11,577)	(8,824)

Net deferred tax liability	$(5,267)	$(6,271)

Analyzed as to:
Current deferred tax asset	5,210	1,850
Long-term deferred tax asset	1,893	—
Long-term deferred tax liability	12,370	8,121

        For statutory income tax purposes, WBD Foods had accumulated tax losses of $21,466 which may be carried forward for use against future income, of which $11,130 and $10,336 expire in 2012 and 2013, respectively. Their use is restricted to a maximum of 30% of taxable income per annum.

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

20.   Government Grants

        In 1993-1999 ZDMP received capital grants from the Russian and Moscow Governments. These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated and combined statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

        The movement in capital government grants during the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$15,893
Amortization	(2,565)
Grant received	806
Fair value adjustment on acquisition of minority interest in ZDMP (see Note 4)	(3,533)

Balance at December 31, 2002	$10,601
Amortization	(2,106)
Currency translation adjustment	751

Balance at December 31, 2003	$9,246

        Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

        During the year ended December 31, 2003 and 2002, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $835 and $979 respectively. These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated and combined statements of income in the period in which the related interest expense is incurred. The grants were provided at two thirds of the Central Bank of Russia interest rate (equating to 16% at December 31, 2003) or in a fixed amount approximating to half of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

21.   Shareholders' Equity

        On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the U.S. Securities and Exchange Commission at an initial offering price of $19.50 per share for total consideration, net of underwriting discount, of $166,725. Net direct expenses related to the issue of shares amounted to $4,598. Nominal value of shares issued was 20 rubles per share.

        In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2003 retained earnings of WBD Foods which are distributable under statutory legislation totaled 335 million rubles ($11,373 at the exchange rate as at December 31, 2003).

22.   Minority Interest

        The movement in minority interest during the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$23,376
Acquisitions by the Company of minority interests in subsidiaries	(5,825)
Acquisitions of subsidiaries	2,076
Minority interest share in income from continuing operations	1,922

Balance at December 31, 2002	$21,549
Acquisitions by the Company of minority interests in subsidiaries	(4,019)
Minority interest share in income from continuing operations	2,012
Currency translation adjustment	1,626

Balance at December 31, 2003	$21,168

23.   Cost of Sales

        Cost of sales for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001
Raw materials	$566,512	$506,086	$438,360
Personnel	33,040	26,548	20,103
Depreciation and amortization	24,753	14,983	10,609
Utilities	15,646	10,971	8,734
Goods for resale	13,640	13,770	10,273
Other	11,513	7,349	4,911

Total cost of sales	$665,104	$579,707	$492,990

24.   Selling and Distribution Expenses

        Selling and distribution expenses for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001
Advertising and marketing	$43,777	$34,857	$19,562
Personnel	36,562	30,620	15,978
Transportation	31,364	24,700	17,144
Bad debt expense	10,220	3,232	245
Materials and supplies	7,446	6,311	2,597
Warehouse	4,978	5,228	2,408
Other	6,399	4,579	4,279

Total selling and distribution expenses	$140,746	$109,527	$62,213

25.   General and Administrative Expenses

        General and administrative expenses for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001
Personnel	$45,281	$33,800	$29,016
Audit, consulting and legal fees	7,307	2,613	2,170
Taxes other than income tax	5,465	11,872	8,452
Depreciation	3,674	2,075	1,111
Materials and supplies	3,206	2,399	1,623
Communication costs	2,105	1,800	1,324
Rent	1,898	1,531	1,176
Security expenses	293	559	2,210
Other	6,744	6,306	7,379

Total general and administrative expenses	$75,973	$62,955	$54,461

26.   Financial Income and Expenses, net

        Financial income and expense, net for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001
Interest expense	$20,903	$12,818	$11,126
Interest income	(2,921)	(2,928)	(126)
Currency remeasurement (gains) losses	(4,834)	2,860	(2,483)
Bank charges	1,971	2,207	2,110
Other financial expense (income)	154	(826)	(46)

Total financial income and expense, net	$15,273	$14,131	$10,581

27.   Pension Costs

        Starting from January 1, 2001 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. WBD Foods allocates UST to three social funds (including the Pension Fund) where the rate of contributions to the Pension fund vary from 28% to 5% depending on the annual gross salary of each employee. The Russian Federation state pension fund contributions are expensed as incurred. Pension costs amounted to $17,498, $13,505 and $8,270 in 2003, 2002 and 2001, respectively. WBD has no other pension obligations.

28.   Segment Information

        The Company's major reportable business segments are dairy, juice and the water segments. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, and juice based drinks in the juice segment; and bottled mineral water in the water segment.

        WBD's accounting policy for segments is the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segment—year ended December 31, 2003

	Dairy	Juice	Water	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$665,869	$274,455	$1,570	$131	—	$942,025
Intersegment sales	(3,566)	—	—	—	—	(3,566)

Sales to external customers	662,303	274,455	1,570	131	—	938,459
Cost of sales	(482,855)	(180,594)	(1,056)	(599)	—	(665,104)

Gross profit	179,448	93,861	514	(468)	—	273,355
Operating expenses	(117,342)	(73,448)	(6,747)	(26,663)	—	(224,200)

Operating income	62,106	20,413	(6,233)	(27,131)	—	49,155
Financial income and expense, net and current provision for income taxes	(22,649)	(2,082)	(70)	(5,338)	—	(30,139)

Net segment profit (loss)	39,457	18,331	(6,303)	(32,469)	—	19,016

Deferred tax benefit						4,149
Minority interest						(2,012)
Net income						21,153

Segment total assets	$496,799	$213,267	$17,606	$61,376	$(45,163)	$743,885

Expenditure for segment property, plant and equipment	$70,481	$31,678	$1,934	$3,093	—	$107,186

Depreciation and amortization	$23,590	$5,472	$407	$1,311	—	$30,780

Operating Segment—year ended December 31, 2002

	Dairy	Juice	Water	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$569,034	$263,309	—	—	—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	(7,609)

Sales to external customers	562,982	261,752	—	—	—	824,734
Cost of sales	(398,068)	(180,609)	—	(1,030)	—	(579,707)

Gross profit	164,914	81,143	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	(178,979)

Operating income (loss)	66,236	18,351	—	(18,539)	—	66,048
Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	(28,342)

Net segment profit (loss)	$44,577	$12,715	—	(19,586)	—	$37,706

Deferred tax charge						(38)
Minority interest						(1,922)
Net income						$35,746

Segment total assets	$384,018	$183,442	$7,093	$39,447	$(35,525)	$578,475

Expenditure for segment property, plant and equipment	$99,734	$26,538	$5,645	$4,163	—	$136,080

Depreciation and amortization	$13,777	$3,581	—	$1,253	—	$18,611

Continuing Operating Segment—year ended December 31, 2001

	Dairy	Juice	Other	Common and corporate assets/expenses	Intersegment receivables	Consolidated and combined
Total sales	$494,682	$192,158	—	—	—	$686,840
Intersegment sales	(9,230)	(2,994)	—	—	—	(12,224)

Sales to external customers	485,452	189,164	—	—	—	674,616
Cost of sales	(374,884)	(117,496)	—	(610)	—	(492,990)

Gross profit	110,568	71,668	—	(610)	—	181,626
Operating expenses	(66,360)	(38,186)	—	(16,626)	—	(121,172)

Operating income	44,208	33,482	—	(17,236)	—	60,454
Financial income and expense, net and current provision for income taxes	(17,384)	(5,190)	—	—	—	(22,574)

Net segment profit	$26,824	$28,292	—	(17,236)	—	$37,880

Deferred tax charge						(2,173)
Minority interest						(3,962)
Net income from continuing operations						$31,745

Segment total assets	$214,718	$121,839	$1,967	$28,604	$(14,411)	$352,717

Expenditure for segment property, plant and equipment	$30,801	$9,784	$88	$16,980	$—	$57,653

Depreciation and amortization	$9,858	$2,123	—	$741	—	$12,722

        The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Dairy	Juice	Water	Total
Balance at December 31, 2001	$10,702	—	$477	$11,179
Acquisitions	7,492	1,214	—	8,706

Balance at December 31, 2002	$18,194	$1,214	477	$19,885
Acquisitions	1,411	—	1,702	3,113
Currency translation adjustment	1,495	96	106	1,697

Balance at December 31, 2003	$21,100	$1,310	$2,285	$24,695

        As of December 31, 2003, and 2002, segment total assets equaled consolidated total assets.

        For the years ended December 31, 2003, 2002, and 2001, approximately 94%, 95%, and 97% of sales were generated in and sold to customers in Russia. As of December 31, 2003, 2002 and 2001, the long-lived assets of the Company were primarily located in Russia.

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

29.   Related Parties

Trinity-Negus

        During 2002 and 2001 the Company engaged in transactions with Trinity-Negus ("Trinity"), a private security company, which is owned by members of the control group of shareholders. Trinity provided the companies of the Company with security services in 2002 and 2001 amounting to approximately $221 and $2,206, respectively. During 2003 the Company had no material transactions with Trinity.

Wimm-Bill-Dann Trans

        During 2003, 2002 and 2001 the Company received transportation services from Wimm-Bill-Dann Trans ("WBD Trans"), a closed joint stock company, which is a WBD Foods' investee, amounting to approximately $8,616, $5,909 and $5,251, respectively. As of December 31, 2003 and 2002 advances paid to WBD Trans in respect of transportation services amounted to $18 and $138, respectively.

Perekriostok

        One of the members of WBD Foods' Board of Directors is also a member of the Board of Directors in Trade House "Perekriostok" ("TH"), which buys dairy and juice products from WBD Foods. Sales to TH in 2003, 2002 and 2001 were $9,066, $6,804 and $0, respectively. Amounts due from TH as of December 31, 2003 and 2002 were $156 and $372, respectively.

Adonis

        During 2003, 2002 and 2001, the Company paid for construction of an administrative building amounting to $810, $2,278 and $4,140, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders. As of December 31, 2003 the outstanding amount due to Adonis is $9.

Poultry Factory Gorki-2

        During 2003, 2002 and 2001 the Company purchased milk from Poultry Factory Gorki-2, a closed joint stock company, which is controlled by members of the control group of shareholders, amounting to $875, $291 and $580, respectively. As of December 31, 2003 and 2002 accounts payable to Poultry Factory Gorki-2 in respect of milk received amounted to $27 and $15, respectively.

Auto-40

        During 2003, the Company sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $566.

The Breweries

        As of December 31, 2002 the Company had loans receivable from Brewery Volga, Volga-Invest and Moskvoretzky Brewery amounting to $693. These loans were repaid during 2003.

Current shareholders

        During 2003, the Company paid for legal services, in the amount of $2,086 on behalf of certain shareholders. As of December 31, 2003, the outstanding amount due from these shareholders is $645.

        During 2002, WBD Foods acquired 25.1% interest in ZDMP from a current shareholder for $5,000 (see Note 4).

30.   Commitments and Contingencies

Property, plant and equipment purchase commitments

        As of December 31, 2003, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2003 were $4,247, payable in 2004.

Insurance

        As of December 31, 2003, the Company had insurance coverage of $135.1 million in respect of property, plant and equipment at 13 major factories. The insurance does not include coverage for business interruption, product liability or third party liability in respect of the property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains the insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Taxation

        In the period prior to January 1, 2003, WBD used certain tax optimisation initiatives. The Russian tax authorities may challenge these initiatives. WBD believes that the tax savings to the Company in respect of these initiatives amounted to approximately $9.4 million. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.053% at December 31, 2003, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law. Starting from January 2003, WBD discontinued using these tax optimization initiatives.

Item 19.    Exhibits

No.	Description
1.1	Charter of Wimm-Bill-Dann Foods OJSC (English Translation) is incorporated herein by reference to Exhibit 1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
1.2	Amendments to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved June 18, 2003.
2.1
Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADRs is hereby incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.
4.1
U.S. $150,000,000 Loan Agreement, dated as of 14 May 2003 between Open Joint Stock Company Wimm-Bill-Dann Foods as Borrower and UBS (Luxembourg) S.A. as Lender is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F.
4.2
Deed of Guarantee, dated as of 14 May 2003 between OAO Lianozovo Dairy Plant, OAO Tsaritsino Dairy Plant, ZAO Trade Company Wimm-Bill-Dann as Guarantors and UBS (Luxembourg) S.A. as Lender is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.3	Contract No. P41031, dated January 1, 2004, by and between PJSC Lianozovo Dairy and JSC Tetra Pak AO.
4.4	Contract No. P41038, dated January 1, 2004, by and between ZAO Wimm-Bill-Dann Purchaser and JSC Tetra Pak AO.
4.5
Subsoil Use License No. 01948 issued to Rodniki Valdaya Limited Liability Company; License Agreement on the terms of subsoil use for the extraction of up to 500 m3/day of underground drinking water from exploitation wells No. 2537 and No. 2542 (English Translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.6
Exchange Agreement No. B-01, dated April 4, 2001, by and between Moscow Baby Food Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.7
Exchange Agreement No. B-02, dated April 4, 2001, by and between Lianozovo Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.8
Exchange Agreement No. B-03, dated April 4, 2001, by and between Lianozovo Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.9
Exchange Agreement No. B-04, dated April 4, 2001, by and between Lianozovo Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.10
Exchange Agreement No. B-05, dated April 4, 2001, by and between Lianozovo Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.11
Exchange Agreement No. B-06, dated April 4, 2001, by and between Lianozovo Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.12
Exchange Agreement No. B-07, dated April 4, 2001, by and between Lianozovo Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.13
Exchange Agreement No. TsK-01, dated April 5, 2001, by and between Lianozovo Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.14
Exchange Agreement No. TsK-02, dated April 5, 2001, by and between Lianozovo Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.15
Exchange Agreement No. TsK-03, dated April 5, 2001, by and between Lianozovo Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.16
Exchange Agreement No. TsK-04, dated April 5, 2001, by and between Lianozovo Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.17
Exchange Agreement No. TsK-05, dated April 5, 2001, by and between Lianozovo Dairy Plant and Aleksandrs Timohins is incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.18
Exchange Agreement No. TsK-06, dated April 5, 2001, by and between Lianozovo Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.19
Exchange Agreement No. TsK-07, dated April 5, 2001, by and between Lianozovo Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
4.20
Amended and Restated Partnership and Cooperation Agreement is incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).
8.1	List of Subsidiaries of Wimm-Bill-Dann Foods OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WIMM-BILL-DANN FOODS OJSC

/s/ Sergei A. Plastinin

By: Sergei A. Plastinin
Title: Chief Executive Officer

Date: June 28, 2004

QuickLinks

TABLE OF CONTENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on Our Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. Offer and Listing Details
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. A. Audit Committee Financial Expert
  Item 16. B. Code of Ethics
  Item 16. C. Principal Accountant Fees and Services
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
Index to Financial Statements
Report of Independent Auditors
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
WIMM-BILL-DANN FOODS Consolidated Balance Sheets
WIMM-BILL-DANN FOODS Consolidated and Combined Statements of Income and Comprehensive Income
WIMM-BILL-DANN FOODS Consolidated and Combined Statements of Cash Flows (Amounts in thousands of U.S. dollars)
WIMM-BILL-DANN FOODS Consolidated and Combined Statements of Shareholders' Equity (Amounts in thousands of U.S. dollars, except share amounts)
WIMM-BILL-DANN FOODS Notes to Consolidated and Combined Financial Statements
  Item 19. Exhibits
SIGNATURES