Form 20-F
period 2004-12-31
WIMM BILL DANN FOODS OJSC
filed 2005-06-30
CIK 1166718

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

        44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2004.

        14,405,337 American Depositary Shares, each representing one share of common stock, as of December 31, 2004.

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

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		iii
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
Item 4.	Information on Our Company	38
A.	History and Development	38
B.	Business Overview	40
C.	Organizational Structure	70
D.	Property, Plants and Equipment	71
Item 5.	Operating and Financial Review and Prospects	73
A.	Operating Results	73
B.	Liquidity and Capital Resources	87
C.	Research and Development, Patents and Licenses, etc.	95
D.	Trend Information	95
E.	Off-balance Sheet Arrangements	97
F.	Contractual Obligations	97
Item 6.	Directors, Senior Management and Employees	98
A.	Directors and Senior Management	98
B.	Compensation of Directors and Senior Management	101
C.	Board Practices	102
D.	Employees	105
E.	Share Ownership	105
Item 7.	Major Shareholders and Related Party Transactions	106
A.	Major Shareholders	106
B.	Related Party Transactions	107
C.	Interests of Experts and Counsel	109
Item 8.	Financial Information	109
A.	Consolidated Statements and Other Financial Information	109
B.	Significant Changes	110
Item 9.	Offer and Listing Details	110
A.	Market Price Information	111
C.	Markets	111
Item 10.	Additional Information	111
A.	Share Capital	111
B.	Charter and Certain Requirements of Russian Legislation	111
C.	Material Contracts	123
D.	Exchange Controls	126
E.	Taxation	128
F.	Dividends and Paying Agents	134
G.	Statement by Experts	134
H.	Documents on Display	134
I.	Subsidiary Information	135
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	135
Item 12.	Description of Securities Other than Equity Securities	137
Item 13.	Defaults, Dividend Arrearages and Delinquencies	138

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected consolidated and combined financial data set forth below at December 31, 2004, 2003, 2002, 2001 and 2000 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated and combined financial data should be read in conjunction with our Consolidated Financial Statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003, and 2002 included under "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects."

	For the years ended December 31,
	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except share, dividends per share and earnings per share)
Statement of Operations Data:
Sales	1,189,291	938,459	824,734	674,616	465,411
Cost of sales	(861,661)	(665,104)	(579,707)	(492,990)	(349,077)
Gross profit	327,630	273,355	245,027	181,626	116,334
Selling and distribution expenses	(173,433)	(140,746)	(109,527)	(62,213)	(34,138)
General and administrative expenses	(92,816)	(75,973)	(62,955)	(54,461)	(43,025)
Other operating expenses	(8,458)	(7,481)	(6,497)	(4,498)	(1,241)
Operating income	52,923	49,155	66,048	60,454	37,930
Financial income and expenses, net	(14,618)	(15,273)	(14,131)	(10,581)	(5,664)
Income before provision for income taxes and minority interest	38,305	33,882	51,917	49,873	32,266
Provision for income taxes(1)	(12,170)	(10,717)	(14,249)	(14,166)	(9,568)
Minority interest	(3,161)	(2,012)	(1,922)	(3,962)	(1,453)
Income from continuing operations	22,974	21,153	35,746	31,745	21,245
Income from discontinued operations(2)	—	—	—	103	138
Net income	22,974	21,153	35,746	31,848	21,383
Earnings per share—basic and diluted:
Income from continuing operations	0.52	0.48	0.83	0.91	0.62
Income from discontinued operations	—	—	—	—	—
Net income	0.52	0.48	0.83	0.91	0.62
Dividends per share(3)	—	—	—	—	0.27
Weighted average number of shares outstanding(4)	44,000,000	44,000,000	43,063,014	34,888,000	34,552,000

Other Data from Continuing Operations:
Capital expenditures	72,639	107,186	136,100	57,653	25,423
Cash provided by (used in) operating activities	71,720	29,940	(6,863)	12,591	16,771
Cash used in investing activities	(73,808)	(95,142)	(122,677)	(55,486)	(27,772)
Cash (used in) provided by financing activities	(16,159)	73,399	152,600	44,613	21,581
	At December 31,
	2004	2003	2002	2001	2000
Balance Sheet Data:
Total assets of continuing operations	796,088	743,885	589,093	352,717	235,039
Total assets	796,088	743,885	589,093	352,717	314,131
Total net assets of continuing operations	370,916	324,618	282,884	85,011	45,358
Total net assets of discontinued operations	—	—	—	—	8,348
Total debt from continuing operations(5)	283,168	283,442	186,039	122,022	67,763
Total liabilities of continuing operations	407,845	398,099	284,660	244,330	154,847
Total liabilities	407,845	398,099	284,660	244,330	222,658
Total liabilities and shareholders' equity	796,088	743,885	589,093	352,717	314,131

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

Exchange Rates and Inflation

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation, or the Central Bank of Russia. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2005	28.09	27.78
April 2005	27.94	27.71
March 2005	27.83	27.46
February 2005	28.19	27.75
January 2005	28.16	27.75
December 2004	28.15	27.75

        On June 29, 2005, the exchange rate between the ruble and the U.S. dollar was 28.58 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2004	11.7%
2003	12.0%
2002	15.1%
2001	18.6%
2000	20.2%

Source:
The Russian State Committee on Statistics.

        Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

        Our results of operations are affected by the relationship between the rate of inflation and the nominal rate of devaluation/appreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2004 and 2003, the ruble appreciated in real terms against the U.S. dollar.

	2004	2003	2002
Inflation(1)	11.7%	12.0%	15.1%
Nominal appreciation/(depreciation) of the ruble relative to the U.S. dollar(2)	6.5%	2.2%	(7.0)%
Real appreciation of the ruble relative to the U.S. dollar(2)	15.1%	13.6%	6.0%

(1)
Source: The Russian State Committee on Statistics.

(2)
Source: Central Bank of Russia.

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

There are material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, management and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board's Auditing Standard No. 2 that affected our financial statements for the year ended December 31, 2004. The material weaknesses in our internal control over financial reporting are summarized below:

  •
  Our financial statement close process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business;

  •
  Inadequate accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP; and

  •
  Inadequate interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

        Notwithstanding the steps we have taken and continue to take that are designed to remediate each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our ADRs. See "Item 15. Controls and Procedures" for additional information.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.

        Section 404 of the Sarbanes-Oxley Act and the SEC's and the PCAOB's regulations thereunder will become applicable to us for the fiscal year ending December 31, 2006. These new regulations will include a requirement that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm will be required to audit management's evaluation as well as our internal control over financial reporting. We believe that significant time, effort and expense, including time of senior management, will be required to design, maintain and evaluate internal control over financial reporting under these new rules. Senior management time will necessarily be diverted from running our business. These costs are especially high for us due to the diversity and geographic location of our businesses, as well as the significant time our senior management already devotes to the preparation of U.S. GAAP consolidated financial statements. For these reasons, the costs involved in attempting to achieve Section 404 compliance could have a material adverse effect on our business, financial condition, results of operation liquidity or prospects.

We cannot assure you of the successful integration of existing or newly acquired businesses. If we fail to integrate our businesses successfully, our rate of expansion could slow and our results of operations and financial condition could be materially adversely affected.

        We have grown through numerous acquisitions and are in the process of integrating and restructuring some of our businesses. We may make additional acquisitions in the future. Achieving the benefits of our acquisitions and our restructuring efforts will depend, in part, on integrating our businesses in an efficient manner. We cannot assure you that such integration will happen or that it will happen in a timely manner.

        The integration of our businesses, as well as of any businesses we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Integration of our businesses may be difficult, as our culture may differ from the cultures of the businesses we acquire or consolidate, unpopular cost cutting measures may be required and control over cash flows may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations. We cannot assure you that we will be successful in realizing any of the anticipated benefits of the companies that we are now in the process of integrating or that we may acquire in the future. If we do not realize these benefits, our results of operations could be materially adversely affected.

Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations.

        Although juice consumption in Russia is increasing, our juice product sales volume decreased in 2003 and 2004 due to vigorous market competition from domestic producers, increased activity by foreign producers and the revision of our distribution system. In addition, consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower, put pressure on juice prices in 2002, 2003 and 2004 and resulted in gross profit margins remaining relatively flat. A continuation of these trends may cause a decline in our juice prices, profit margins and sales volumes and, consequently, materially adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

        Railway transportation is one of our principal means of transporting supplies and juice and water products to our facilities and customers, accounting for approximately 63% of our juice transportation expenses in 2004. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2003 and 2004. Railroad tariffs increased by approximately 40% in ruble terms in 2003 and an additional 32% in ruble terms in 2004, and further increases are expected throughout 2005.

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

        Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003 and 2004.

        Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 37% in 2004. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview."

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

        The food industry's growth potential is constrained by population growth, which has been falling in Russia, and growth in personal income. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

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

        In addition, raw milk prices increased in ruble terms by approximately 11% in 2003 and 17% in 2004. The price increases are due, in part, to the raw milk shortages caused by the ongoing decline of dairy cattle in Russia. These increases adversely affected our dairy product profit margins in 2003 and 2004, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with the raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See "Item 5. Operating and Financial Review and Prospects—D. Trend Information" for additional information.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.

        In 2004, the Moscow City Government purchased approximately 52% of the volume of baby food products we produced in Moscow at a discount of approximately 13% from the market price of these products, and the proceeds of the baby food products sold to the Moscow City Government made up approximately 37% of the total proceeds of the Moscow Baby Food Plant. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues and profits from this business could be reduced, which could have a material adverse effect on our financial condition and results of operations. We discuss the sale and distribution of products produced at the Moscow Baby Food Plant in "Item 4. Information on Our Company—B. Business Overview—Current Operations—Distribution."

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

        We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, we ceased delivery of our dairy products to Seventh Continent, a Moscow supermarket chain, during January and February of 2005 due to protracted supply contract negotiations, although sales and deliveries were resumed in March. Certain retailers also seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition.

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

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS," and abroad, and materially adversely affect our results of operations.

        In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

        For instance, one of our independent dairy distributors exported our Darling Mila milk to the United States in January 2003. This milk was subsequently recalled from stores in February 2003, when food inspectors discovered that the milk contained sulfonamide. Whereas Russian legislation does not explicitly prohibit sulfonamide in milk, United States legislation does prohibit it. The recall, which was publicized in the Russian press, and any similar events that may occur in the future could negatively affect our reputation in the Russian Federation, the CIS and abroad, and materially adversely affect our results of operations.

We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability.

        We maintain "all risks" insurance coverage of a type customary in Russia covering the most valuable equipment at 18 of our major production facilities, including the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenskiy Dairy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Kiev Dairy Plant, Kharkov Dairy Plant, Bishkek Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Fruktopak, Nizhny Novgorod Dairy Plant, Rubtsovsk Dairy Plant, Buryn Dairy Plant, Healing Springs Water Plant, Valdai Springs Water Plant and Baltic Milk. The insurance is provided by a leading Russian insurer, AlfaInsurance, and reinsured by AIG Russia and Munich Re. The coverage is a standard "All Risks" insurance package covering the most valuable equipment at these facilities.

        We are also exposed to product liability claims in the event that consumption of our products results in illness, injury or death, and we cannot assure you that we will not experience any material product liability losses in the future. Although we maintain the insurance coverage for product liability for 17 our major production facilities, such coverage may be insufficient in the event of a claim. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products.

        Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2004 we did not incur, and in 2005 we do not expect to incur, material capital expenditures for environmental controls.

If transactions of members of our group of companies and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members.

        Members of our group, or their predecessors-in-interest at different times, took a variety of actions relating to share issuances, share disposals and acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to successfully defend any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Our management information system may be inadequate to support our future growth.

        Our management information system is less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may have a material adverse effect on our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

        Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. For example, at the end of 2004, we experienced a third-party infringement on our "Happy Milkman" trademark, which we are currently in the process of addressing. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business. We describe our patents and trademarks under "Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents."

Failure of several of our brand names and images, for which trademarks are currently being sought, to be awarded trademark protection could negatively affect our marketing plans, resulting in increased advertising expenses and a material adverse effect on our financial results.

        As of April 1, 2005, we had 84 pending trademark applications in Russia and 34 pending trademark applications abroad. We are also in the process of contesting the rejections of a number of our trademarks in countries outside of Russia. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results. We further discuss our patents and trademarks under "Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents."

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

        Our operations and properties are subject to regulation by various government entities and agencies, as well as to ongoing compliance with existing laws, regulations and standards. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of our group of companies throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

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

        The regulation of food production and quality has been undergoing constant reform in the past decade and frequently changes. In particular, the Federal Law on Technical Regulation, a framework law which came into effect in July 2003, has significantly impacted the regulation of our industry, and compliance may require substantial expenditures by us. Under this law, various governmental agencies have been implementing new regulations in recent years, causing food producers to alter their product recipes, production processes and labeling. We are sometimes unable to immediately comply with new regulations upon their implementation, though in such cases, we endeavor to seek extensions for compliance from the relevant regulatory bodies. For example, a new state standard on dairy products came into effect on January 1, 2004. This standard sets forth the basic requirements for the labeling of dairy products manufactured in Russia, and its terms required us to change the names, formulas and packaging of some of our products. As we were unable to fully comply with the new requirements as of January 1, 2004, we received an extension from the regulatory authorities until the end of 2004, and are currently in compliance. However, our failure to obtain the required extensions in relation to other regulations in the future or to otherwise comply with the new regulations could result in administrative penalties and have a material adverse effect on our business and financial results.

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

        We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses, and acquisitions of new companies. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $136.0 million in 2002, $107.2 million in 2003, $72.6 million in 2004 and have budgeted $103.5 million for 2005. We spent approximately $39.6 million in 2002, $9.9 million in 2003 and $5.3 million in 2004 for acquisitions. We have also budgeted $23.3 million for acquisitions in 2005, including acquisitions of minority stakes. However, future financings may not be sufficient to meet our planned needs in the event of the following potential developments:

  •
  lack of external financing services;

  •
  adverse changes in the terms of existing financing arrangements;

  •
  pursuit of new business opportunities that require significant investment;

  •
  adverse changes in Russian legislation;

  •
  adverse changes in Russian exchange control regulations; or

  •
  significant deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Debt financing in Russia, particularly long-term debt financing, on commercially acceptable terms may be difficult to obtain, and we may not be able to borrow in the international capital markets on acceptable terms in the future. In addition, Russian companies are limited in their ability to issue shares in the form of ADSs or other depository receipts due to new Russian securities regulations that came into force in 2003, which generally provide that no more than 40% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. As our ADR and GDR programs together account for 40% of our outstanding shares, we are currently unable to issue additional shares in the form of depositary shares. Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to significantly limit the growth of our operations, which could have a material adverse effect on our business, prospects and results of operations.

Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

        We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a limited number of our key senior management and technical personnel.

        We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our logistical, technical, accounting, finance, marketing and sales personnel. Management of growth will require, among other things:

  •
  the ability to integrate new acquisitions into our operations;

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

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia, and in the other countries where we operate, for personnel with relevant expertise is intense, due to the limited number of qualified individuals. Although we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market, we are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team. For example, we experienced significant changes in our senior management during the first half of 2005, including a change in our Chief Financial Officer and other senior managers. See "Item 8. Financial Information—B. Significant Changes" for additional information.

        Our inability to successfully manage our growth and personnel needs could have a material adverse effect on our business, financial condition and results of operations.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

        As of April 26, 2005, to our knowledge, approximately 58.38% of our outstanding common stock (including 7.24% in the form of GDRs) is owned by the group of shareholders that owned us prior to our IPO. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders. The interests of these shareholders could conflict with those of the holders of our securities and have a material adverse effect on your investment.

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

        Twenty-four of our subsidiaries have negative net assets. These subsidiaries, taken together, are material to our operations. We have not taken any steps to remedy this situation because we believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. We are also in the process of integrating the newly acquired businesses and restructuring our subsidiaries, which we expect will reduce the number of subsidiaries with negative net equity. While we understand that a Moscow court liquidated a company pursuant to this legislation in 2002, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, if involuntary liquidation were to occur, we would be forced to reorganize the operations we currently conduct through these subsidiaries.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to challenge our ownership in our privatized subsidiaries and we are unable to defeat these challenges, we risk losing our ownership interest in the subsidiaries or their assets, which could materially adversely affect our prospects, business and results of operations.

        Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve additional privatized companies. Privatization legislation is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As the statute of limitations for challenging privatizations is 10 years, any transfers of title or ownership interests under privatizations are still vulnerable to challenge, including selective action by governmental authorities. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations. Most important, as we own a substantial number of our other subsidiaries through the Lianozovo Dairy Plant, and as the Lianozovo Dairy Plant constitutes the majority of our production capacity, its loss would materially adversely affect our prospects, business and results of operations.

        Additionally, of the 98% of the Lianozovo Dairy Plant and 98% of the Tsaritsino Dairy Plant which we own, 15% of each were acquired in separate investment tenders held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, materially adversely affecting our results of operations.

In the event that companies which, as a result of our corporate reorganization for our initial public offering, were transferred by us but continue to be associated in the public mind with the "Wimm-Bill-Dann" name give rise to shareholder liability or reputational issues, our results of operations or reputation could suffer.

        As part of our corporate reorganization for our initial public offering, we transferred our interests in a bank, Expobank, and four breweries to certain of our shareholders. These shareholders, in turn, have disposed of their interests in the bank and the breweries. In the event that these companies, which are no longer owned by us but may continue to be associated with the "Wimm-Bill-Dann" name in the public mind, are subject to negative publicity, our reputation could be affected. For example, there have been press reports about a dispute regarding the exclusion, in the fall of 2000, of minority shareholders from a shareholders' meeting of a beer company previously owned by us and our current shareholders, some of whom are also members of our Board of Directors. These press reports repeated allegations made by the excluded minority shareholders as to the illegality of their exclusion, although their exclusion was upheld in court. Press speculation of a similar nature could raise concerns about how the holders of our securities and minority shareholders in our company will be treated, negatively affecting the price of our securities. Additionally, we could be held responsible for any shareholder liability which arises in connection with these companies and their operations during the time which they were owned by our subsidiaries.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

        Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our profits, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

        Another example of a government regulation that has affected us is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. Failure to comply with Regulation No. 988 could cause delays in introducing new food and beverage products to the public as well as the disallowance of certain tax benefits otherwise available to producers of certain food products, such as baby food. The implementation of this regulation in June 2004 has caused delays in our introduction of certain new products and has increased production costs. We may continue to experience similar delays and increased costs in connection with Regulation No. 988 in the future.

        In addition, the new Sanitary Rules on Children's Food Products will become effective on July 1, 2005 and may increase the production costs of our baby food products. Among other things, the new rules will require that the volume of liquid food product packaging for children under three years not exceed 0.35 liter and that such products are produced only by specialized factories or manufacturing lines that are subject to special certification. The new rules may also lead to the disallowance of certain tax benefits we currently enjoy in relation to some of our baby food products.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

        A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, while others, such as Coca-Cola, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations. See "Item 4. Information on Our Company—B. Business Overview" for further description of the recent investments by some of our foreign competitors in Russian production facilities.

We have engaged and may continue to engage in transactions with related parties that may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm's-length transactions.

        We have engaged in transactions with affiliated parties and may continue to do so. For example, we have engaged in transactions with certain of our shareholders, directors and executive officers and companies controlled by them, including equity purchases and sales, supply contracts, loan arrangements, indemnification agreements and real property acquisitions. Conflicts of interest may arise between our affiliates and us, potentially resulting in the conclusion of transactions on terms not determined by market forces.

Allegations about certain of our shareholders or directors could adversely affect our reputation.

        Certain of our shareholders and directors, including the Chairman of our Board of Directors, are together controlling shareholders in a group of related companies sometimes referred to as "Trinity." The Trinity group engages in agro business, security services, casinos and construction. We purchased Municipal Guard Agency, a security services company, from the Trinity group in 2001. Prior to and in the beginning of 2002, we obtained security services from Trinity-Negus, and we currently purchase milk from certain milk supply companies and receive transportation services from Auto-40, all companies in the Trinity group. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of these transactions. The Trinity group has been the subject of speculation in the Russian press, including with respect to possible links with organized crime. However, no charges have been brought by governmental authorities against any of our shareholders or directors and, to the best of our knowledge, none has been threatened. In addition, our largest shareholder, who has been a member of our Board of Directors since June 14, 2005, was convicted of a violent crime in 1980 under the Soviet system and served nine years in a labor camp. Press speculation about these or other matters relating to our shareholders or directors could adversely affect our reputation and the value of our securities.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the unwinding of such transactions, which could have a material adverse effect on our business and results of operations.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and founding of new companies, this legislation is sometimes vague and subject to varying interpretations. Additionally, although the common ownership by our shareholders of a number of companies which are now our subsidiaries was generally made known to the Federal Antimonopoly Service and its predecessors, the existence of the shareholders' agreement among our current shareholders was not disclosed. If the Federal Antimonopoly Service were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

Further restrictions on our business which is categorized as a monopoly, or the extension of monopoly status to other of our businesses, could result in the regulation of our prices and restriction of our commercial activities, materially adversely affecting our results of operations.

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

        We own less than 100% of a number of our subsidiaries, including our most important subsidiary, the Lianozovo Dairy Plant, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other transactions requiring supermajority approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

        The Russian economy has been characterized by high rates of inflation of 11.7%, 12.0% and 15.1% in 2004, 2003 and 2002, respectively. In both 2004 and 2003, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2004, our consolidated total debt was approximately $283.2 million, of which $50.0 million was secured by equipment or inventory.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under and acceleration of our other indebtedness.

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our $150 million loan participation notes due 2008, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.

        Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. See "Item 10. Additional Information—C. Material Contracts—Loan Agreement relating to the Loan Participation Notes and Guarantee." Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

        The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

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

Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our revenues.

        Until recently, the ruble has fluctuated dramatically against the U.S. dollar, in some instances falling in value. A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including our $150 million loan participation notes due 2008), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

Russian currency control regulations hinder our ability to conduct our business.

        The Central Bank has from time to time imposed various currency control regulations in attempts to control the U.S. dollar/ruble exchange rate, and may take further actions in the future. Furthermore, the government and the Central Bank may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions or from successfully implementing our business strategy.

        A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. As the evolving regulatory regime is new and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

        Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 10% of those earnings into rubles within seven days of receipt, although Russian legislation allows the Central Bank of Russia to decrease this conversion requirement or increase it up to 30%. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

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

        Our major capital expenditures are generally denominated and payable in various foreign currencies, including U.S. dollars and euro. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist which could increase our costs when making payments in foreign currencies to suppliers and creditors.

        Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

        We have used various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations. See Note 29 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

        In addition, the Russian tax authorities audited the Tsaritsino Dairy Plant for the period covering 2000 through 2003. This audit resulted in a tax assessment of approximately $3.7 million relating to the plant's calculation of its profit tax and value added tax, or VAT, liability and a reduction in the amount of VAT refundable to the Tsaritsino Dairy Plant by approximately $1.0 million. The Tsaritsino Dairy Plant filed a claim with the Moscow Arbitration Court challenging these decisions in December 2004. In February 2005, the Moscow Arbitration Court ruled in our favor, except for the profit tax exemption in the amount of approximately $0.1 million paid by the Tsaritsino Dairy Plant as a charity donation. The court's decision was thereafter affirmed, and the appeal by the Russian tax authorities was dismissed by the Appellate Arbitration Court.

        In November 2004, Fruit Rivers was assessed approximately $3.0 million relating to its calculation of VAT. Fruit Rivers challenged this assessment and the Moscow Arbitration Court voided the assessment in April 2005. The tax authorities have appealed the court's decision, and the appeal is currently pending.

        As court decisions in Russia do not constitute precedent for subsequent cases, the court decisions described above do not prevent the Russian tax authorities from filing similar claims against us or our subsidiaries or preclude the possibility that courts would rule in their favor on such claims. Thus, while we believe that our subsidiaries have complied and continue to comply with their profit tax and VAT obligations and use of the small enterprise tax exemption, the Russian tax authorities may in the future make claims against other Wimm-Bill-Dann subsidiaries for additional profit tax or VAT amounts with respect to sales of their products or challenging their use of the small enterprise tax exemption. These claims could be significantly larger than the claims described above, and our ability to recover VAT owed by the Russian tax authorities could also be jeopardized. The resulting losses could have a material adverse impact on our financial condition and results of operations.

The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.

        Our juice producing subsidiaries have benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2002, 2003 and 2004, our tax expenses would have increased by $4.9 million, $3.0 million and $1.2 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, even under the amended legislation, our small enterprises that were formed prior to January 1, 2002 were able to continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax will be levied at a rate of 25% and 50% of the income tax rate, respectively. This change in legislation could materially adversely affect our results of operations in the future when we are no longer able to take advantage of this tax benefit. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for Income Taxes."

        In addition, our use of the small enterprise tax exemption has been subject to challenge by the Russian tax authorities.

        In January 2005, our Novosibirsk subsidiary, Nectarin, was assessed approximately $0.9 million (including required profit tax advance payments and penalties) by the local tax authorities. The assessment relates to Nectarin's use of a small enterprise tax exemption in calculating its profit tax liability during 2004. Nectarin filed a claim with the Moscow Arbitration Court challenging this assessment, and the case is currently pending.

        In September 2004, our subsidiary, Fruit Rivers, was assessed approximately $12.5 million (including penalties) by the local tax authorities relating to its use of a small enterprise tax exemption in calculating its profit tax liability during 2001. Fruit Rivers challenged this tax assessment with a higher tax authority. In March 2005, the initial tax assessment was abolished and the local tax authority was required to re-inspect the calculation of Fruit Rivers' profit tax liability in 2001.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

        Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. The weak banking infrastructure in Russia also exposes us to an increased risk of unauthorized transactions or charges on our accounts due to bank error or actions by computer hackers.

        The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. In addition, the Central Bank of Russia has recently revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis. In addition, another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

        We have also experienced problems with transmitting tax payments through certain Russian banks. For example, in 2004, our subsidiary Wimm-Bill-Dann Purchaser received tax assessments from the Russian tax authorities for non-payment of taxes due, and in 2005 our subsidiary Ramenskiy Milk received a similar assessment. Each of the two assessments was for a total amount of approximately $100,000. Two additional similar assessments were received by our subsidiary Tsaritsino Dairy Plant in 2004 totaling approximately $755,000. Each of these assessments resulted from the failure of the subsidiaries' banks to transfer tax payments to the state budget upon receiving the relevant payment orders. We challenged these assessments and, in each instance, the assessments were declared invalid by the Moscow Arbitration Court. The decisions of the Moscow Arbitration Court were upheld on appeal in the case of Wimm-Bill-Dann Purchaser and Tsaritsino Dairy Plant, and the tax authorities are expected to appeal court's decisions with respect to Ramenskiy Milk. In May 2005, the tax authorities filed a new claim with the Moscow Arbitration Court against the Tsaritisino Dairy Plant relating to the tax payment that was the subject of their prior $755,000 assessment, though they reduced the amount to $510,000 in the new claim. In June 2005, the Moscow Arbitration Court ruled in our favor on this claim, and the tax authorities are expected to appeal the court's decision.

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

        Our management believes that our subsidiaries have complied with their tax payment obligations, and we intend to challenge any further appeals by the tax authorities of the foregoing assessments or any additional similar assessments in the courts. However, if a court was to rule in the Russian tax authorities' favor, these subsidiaries and/or other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business results of operations.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. We believe that the prices used by our group are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

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

        Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary's name or to its order, making it a "legal" owner of the shares, the ADS holders are the "beneficial," or real owners. In U.S. courts, an action against the depositary, the legal owner of the shares, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

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

        As a ADS holder, you will have no direct voting rights with respect to the shares represented by the ADSs. You will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, the Federal Law on Joint Stock Companies requires us to notify shareholders at least 20 days in advance of any meeting (though the RTS Stock Exchange listing rules and our charter require us to provide at least 30 days' advance notice), at least 30 days in advance of a meeting relating to a reorganization and at least 50 days in advance of an extraordinary meeting relating to any election of directors. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

        In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

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

        Russian legislation currently requires dividends on common shares to be paid in rubles and permits such ruble funds to be converted into U.S. dollars by the depositary without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

        The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

You may not be able to benefit from the United States-Russia double tax treaty.

        In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding tax at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may be reduced to 5% or 10% under the United States-Russia income tax treaty for U.S. holders: a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain. See "Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations" for additional information.

Capital gain from sale of ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains arising from the disposition by legal entities or organizations of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from the disposition of the foregoing types of securities listed on foreign stock exchanges by foreign holders who are legal entities or organizations listed on foreign stock exchanges are exempt from taxation in Russia.

        Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities.

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

        Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

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

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

Risks Relating to the Russian Federation

Political Risks

Political and governmental instability could adversely affect the value of our securities.

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin has maintained governmental stability and even accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004 by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, the Russian parliament adopted legislation whereby the executives of sub-federal political units will no longer be directly elected by the population and will instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties.

        Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could also disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, and the value of our securities could decline.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability and could negatively affect the value of investments in Russia.

        The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

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

The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity.

        The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. For instance, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major outage in a large section of Moscow and some surrounding regions, which resulted in a halt of half of the Moscow metro lines leaving thousands of people stranded underground for several hours. The blackout also hit the ground electric transport, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many stores and markets were also halted. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The Russian government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

        The deterioration of physical infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

Fluctuations in the global economy may adversely affect Russia's economy, limiting our access to capital and materially adversely affecting the purchasing power of our customers and thus our business.

        Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy.

Social Risks

Crime, corruption and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

        The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organized crime, has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials by competitors and others for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials, claims that we have been involved in official corruption or engaged in improper transactions or slanted articles, press speculation and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus have a material adverse effect on our ability to conduct our business effectively.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, materially adversely affecting our business.

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

        Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

  •
  inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

  •
  conflicting local, regional and federal rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting legislation;

  •
  the relative inexperience of judges and courts in interpreting legislation;

  •
  lack of independent judiciary;

  •
  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our permits and under our contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

  •
  the Federal Service for the Financial Markets;

  •
  the Ministry of Finance;

  •
  the Federal Antimonopoly Service;

  •
  the Central Bank of Russia; and

  •
  various professional self-regulatory organizations.

        The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs.

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

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

Selective or arbitrary government action may have a material adverse effect on our business, financial condition and results of operations or prospects.

        We operate in an uncertain regulatory environment. Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, in 2003 and 2004, the Ministry for Taxes and Levies aggressively brought tax evasion claims on certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition and results of operations or prospects.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an "effective parent." The person whose decisions are capable of being so determined is deemed an "effective subsidiary." Under the Federal Law on Joint Stock Companies, effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

        Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 25% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business, results of operations and financial condition.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

        In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

        In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of the ADSs.

        Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of the ADSs.

        While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our ADSs.

Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax, or VAT;

  •
  excise taxes and import duties;

  •
  unified social tax; and

  •
  property tax.

        The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses and, at times, we have taken a position that may be considered aggressive by tax authorities, but that we consider to be in compliance with current law. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden.

        Because of the political changes, which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

        In practice, the Russian tax authorities often interpret the tax laws in a way that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities, which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation ruled that, in some instances, VAT paid on a commercial enterprise's purchases, or input VAT, cannot be offset against VAT collected from sales to the extent that the input VAT was incurred on items purchased with borrowed funds.

        Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9% to 15%, though this tax does not apply to dividends paid out higher up the ownership chain once they have already been taxed at the lower level. These tax requirements impose additional burdens and costs on our operations, including management resources.

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business and the value of our securities.

Other Risks

We face similar risks in other countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

        In addition to Russia, we currently have operations in other CIS countries, including Ukraine, Kyrgyzstan and Uzbekistan. We may acquire additional operations in these and other emerging markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in "Risks Relating to the Russian Federation."

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

        To take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders then began acquiring shares in the Lianozovo Dairy Plant in Moscow, and continued to expand their juice product enterprises. Following their acquisition of a majority stake in the Lianozovo Dairy Plant in 1995, they added dairy products to their portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

  •
  In 1995, we acquired majority control of the Lianozovo Dairy Plant;

  •
  In 1996 and 1997, we acquired majority stakes in the Moscow Baby Food Plant, the Tsaritsino Dairy Plant and the Ramenskiy Plant;

  •
  In 1998 and 1999, we began to expand into regions outside Moscow, acquiring dairy plants in Novosibirsk, Nizhny Novgorod and Vladivostok;

  •
  In 2000, 2001 and 2002, we acquired majority stakes in dairy plants in Ufa, Bashkortostan and the Krasnodar region in Russia, as well as dairy plants in Kiev, Ukraine and Bishkek, Kyrgyzstan;

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

  •
  In June 2002, we acquired a 100% interest in the Roska Dairy Plant (renamed Baltic Milk in 2004) in St. Petersburg;

  •
  In October 2002, we acquired control of Depsona (since renamed Fruktopak) in Tula and a large warehouse complex in the Moscow region;

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

  •
  In December 2004, we acquired Atamanskoe farm, a raw milk production company; and

  •
  In April 2005, we acquired two raw milk production companies, Plemzavod Za Mir i Trud OJSC and Zavety Ilyicha OJSC.

        Additionally, in the latter part of 2000, we began a corporate and organizational restructuring to facilitate our initial public offering and our future expansion, both within Russia and into other countries of the CIS. As part of this restructuring, we disposed of our interests in Expobank and four breweries. Since then, we have continued our restructuring efforts with the aim of enhancing our operating efficiency, reducing costs and creating synergies between our existing businesses. For example, in 2005, we merged our juice and water divisions into a single "beverage division" and created a separate baby food division. Prior to 2005, baby food was part of our dairy division. Hence, our operations are currently organized into three separately reported divisions: dairy products, baby food and beverages, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001. All data presented in this document relating to periods prior to 2005 is based on the segmental structure that was in place through December 31, 2004: dairy, juice and water. See "Item 8. Financial Information—B. Significant Changes" for further description of our corporate restructuring efforts undertaken in 2004 and 2005.

        In addition, in response to increasing raw milk prices, which have put strong pressure on our dairy margins and the overall profitability of the dairy division in recent years, we created a separately managed business unit called "Agro" at the end of 2004 for the purpose of buying and managing a select number of dairy farms in certain Russian regions. The aim of this new non-core business unit is to develop a guaranteed supply of raw milk at stable prices for use by our dairy division. Agro is currently reported as part of our dairy division.

        We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "WBD." Each ADS represents one underlying share of our common stock. On April 15, 2003, we issued RUR 1.5 billion ruble-denominated notes ($54.1 million at the December 31, 2004 exchange rate), and on May 21, 2003, we obtained a $150 million loan through an offering of loan participation notes due 2008.

        For a description of our principal capital expenditures and divestitures since our initial public offering, as well as those currently in progress, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

        Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation and registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738. We operate in the Russian Federation and the CIS under a number of different trademarks and brand names, as more fully described below in "—B. Business Overview—Current Operations—Our products and brands." Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children's food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation, and our telephone number is +7-095-733-9726. We maintain a website at http://www.wbd.com. The information on our website is not a part of this report. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs, or the Deposit Agreement.

B.    Business Overview

        We are one of the largest Russian manufacturers of dairy and juice products. In 2004, approximately 74.6% of our net revenues were derived from the sale of dairy products and approximately 25.0% from the sale of juice products. Since our founding in 1992, we have become a market leader in Russia in both the dairy and juice markets. In the dairy market, according to an AC Nielsen study of nine major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader (with the exception of open-air markets) during 2004 in all packaged dairy markets except for pasteurized milk. Our market shares were 35.7% in traditional dairy products and 42.1% in yogurt and dessert dairy products in terms of value. In the Russian juice market, according to a Business Analytica survey of 17 cities located throughout Russia, we had a 28.4% share of the juice market and 34.2% share of the Moscow juice market in terms of value during 2004. We currently have 25 manufacturing operations in 23 locations in Russia and other countries of the CIS, as well as distribution centers in 26 cities throughout Russia and the CIS.

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

  •
  Value-added enriched juice-based drinks;

  •
  A traditional berry-juice-based drink; and

  •
  Juice products for children.

        We also commenced the commercial production of bottled natural mineral water in March 2003.

        Our principal geographic market is Russia. In 2004, our dairy product sales were highest in the Central region of Russia, which includes Moscow, the South region, Siberia and the Far East. Our juice sales were highest in the Central region, Siberia, the Volga region and the Ural region. Each of our production and distribution facilities is owned by a separate subsidiary of ours.

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

  •
  Improve operating efficiencies and reduce costs.

  •
  Expand into the production of new high margin dairy and beverage products.

        Focus on and expand our core areas of business: dairy and juice products.    We focus on two areas of food and beverage consumption: dairy and juice products. We believe that we are well-positioned to retain and enhance our leading positions in these core businesses and related businesses by:

  •
  Leveraging market leadership. We believe that, as the Russian dairy and juice product markets mature, only leading national and local brands will be able to maintain their competitive positions, and that significant consolidation is likely. These events are already taking place in Russia's juice market. As we continue to focus on our brands and products with leading market shares in their respective segments, we also intend to pursue selective acquisition opportunities to enhance our market leadership in our core businesses.

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

        Expand the geographic reach and the production capacity of our core businesses.    Since 2000, we have been acquiring production units in various regions of Russia and the CIS. Among the advantages of establishing large production facilities in regions characterized by high population density and the availability of raw materials are the avoidance of high transportation costs and the availability of lower cost labor and milk resources, which can be significantly cheaper in the regions than in Moscow. We believe that the fragmented nature of the dairy industry in Russia will continue to give rise to opportunities for strategic acquisitions, constructing new capacity and attracting new customers. In turn, we expect these combined factors, along with the geographic expansion of our distribution network, to bring about an increase in our geographic coverage. We intend to continue to implement this strategy, which we expect will involve the investment of approximately $338.8 million over the next three years for the acquisition and construction of production capacity and new equipment, including acquisitions of plants, as follows:

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

  •
  Juice. We have been increasing our juice production capacity at existing plants that we believe have the potential to become supply centers for those regions that offer substantial potential for sales growth. For example, we converted our Ramenskiy Plant in Moscow into a juice-only production plant in 2004, and we will continue to add new juice production capacity at the Tsaritsino Dairy Plant in Moscow. We have also been revising our juice distribution network, aiming to make it more efficient with a wider geographical reach.

        Improve operating efficiencies and reduce costs.    We intend to improve the quality of our products, reduce our costs, increase our cash flow and improve employee productivity through:

  •
  Modernizing existing production facilities. Following the full-scale modernization of several of our production facilities during 2003 and 2004, we will continue to modernize our plants as required in order to reduce our production, raw material and labor costs through higher operating efficiencies and lower raw material wastes.

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

  •
  Supply chain system. We intend to implement a supply chain system that will enable us to maintain our products' integrity, freshness and nutritional value, monitor delivery logistics at all stages, and thereby optimize efficiency while minimizing delivery costs.

  •
  Improving working capital. We will continue our efforts aimed at decreasing our stocks of raw materials, packaging materials and finished goods at all of our production facilities while endeavoring to negotiate the most favorable payment terms possible with our suppliers. In this connection, we significantly improved our working capital and reduced the number of days for receivables for our juice products during 2004.

  •
  Increasing direct distribution to retail chains. We will continue our efforts to increase our direct distribution to retail chains while maintaining or reducing our relationships with independent distributors. Direct distribution can enable us to more efficiently monitor supply and demand and respond to market fluctuations with greater flexibility. To this end, we restructured our juice distribution network in 2004, significantly reducing the number of distributors we work with to allow us to better monitor our inventory, delivery, shelf positioning and trade promotions.

  •
  Minimizing dairy distribution costs through local production. We intend to continue to pursue a strategy of manufacturing dairy products in the same region in which they are consumed, decreasing our distribution costs and, consequentially, the price of our products, while at the same time increasing our profit margins for such products.

  •
  Creating our own raw milk base. To counterbalance the general and seasonal increases in raw milk prices, we are taking a number of steps, including the leasing of milking and refrigeration equipment to selected dairy farms, in order to ensure consistent quality and quantities of milk at pre-determined prices. We have also acquired a small number of dairy farms with the aim of eventually sourcing up to 20% of our raw milk requirements in each region where we operate from our own farms.

  •
  Creating incentives for our employees. As we have grown, we have increased our efforts to reward employees for their contribution to the success of our business and to provide incentives for loyalty and continued productivity. For example, we introduced a performance-based bonus plan in 2002, and we intend to continue to develop incentive programs for employees.

        Expand into the production of new dairy and beverage products.    We intend to expand into the production of new dairy and beverage products by:

  •
  Expanding our cheese production. Domestic cheese production in the Russian Federation is mostly dominated by small producers who produce low-priced, low-quality traditional cheese products aimed at the mass-market segment. Premium processed and hard cheeses are primarily imported from the Baltics and elsewhere in Europe. In 2002, we began producing traditional branded cheese products aimed at the middle-market segment. We began the production of branded premium hard and processed cheeses under the "Lamber" and "Happy Milkman" brands during the second half of 2003. In 2004, cheese sales comprised approximately 4% of our overall dairy sales. We have doubled our cheese production capacity at our Rubtsovsk Dairy Plant during the first half of 2005 due to the increasing demand for cheese products in Russia, with the aim of increasing the share of cheese products in our sales.

  •
  Expanding our mineral water production. We began the production of natural mineral water in 2003, acquired an additional water well in 2004 and are considering further expansion of our "Essentuki" water brand. We believe that, despite relatively strong competition, the mineral water segment has significant potential if the appropriate marketing approach is used, and that our marketing expertise makes this an attractive opportunity for us. In addition, as mineral water consumption is higher during the summer months, this segment will also enhance the ability of our existing juice products line to counterbalance the seasonal nature of the dairy products business.

  •
  Expanding our baby food business. We are developing our new baby food division by focusing on the regional expansion of our sales and increased production, including through co-packing arrangements with our dairy facilities. We also plan to launch new products as well as to expand the range of our existing products through, for example, the introduction of products for pregnant women and nursing mothers.

Current Operations

  Dairy industry

        Consumption.    Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively stable development of the market for traditional dairy products, and a more rapidly developing market for yogurt and dessert dairy products.

        We estimate, based on data from Comcon, AC Nielsen and Goskomstat, that per capita consumption of packaged dairy products in Russia was 51.0, 54.6 and 56.5 liters per year in 2002, 2003 and 2004, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. Additionally, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced products such as yogurt and dessert dairy products.

        According to our estimates, consumption of packaged dairy products in Russia increased between 2003 and 2004 by 3.6% from 54.6 to 56.5 liters per person. We believe that packaged dairy product consumption levels will continue to increase at a moderate pace in Russia as the consumption of bulk liquid milk decreases due to increasing per capita incomes, the growing desire and demand for sterilized milk and the greater convenience of packaged products. Consumption of bulk liquid milk, which generally consists of unpackaged milk sold in markets to consumers who bring their own packaging, is still relatively common in Russia.

        Additionally, a number of packaged dairy products are relative newcomers to the Russian market. For instance, yogurt is a relatively new product for Russian consumers. Since its first widespread commercial appearance in Russia in the early 1990s, yogurt's popularity has increased. Per capita consumption, however, remains low. According to our estimates, annual per capita consumption of yogurt in Russia increased to about 3.7 kilograms in 2004 from 3.5 kilograms in 2003, reflecting an increase of 7.5%. Other new dairy products in Russia include dairy desserts, mousse, fruit-flavored traditional products, flavored milk and combined juice-dairy products. In addition, several flavored yogurt drinks were introduced into the Russian market during 2002 and 2003.

        According to our estimates, annual cheese consumption (yellow, white and processed) in Russia increased by 8.7% between 2003 and 2004, from 3.5 kilograms per capita to 3.8 kilograms per capita, respectively. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

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

        The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 2,000 large, medium and small enterprises. There is evidence, though, that the process of consolidation is continuing, with the less efficient producers going out of business or being acquired by larger companies. For example, in addition to our dairy plant acquisitions during 2002, dairy producer Unimilk, which owns our competitor Petmol, also acquired several dairy plants in Russia and Ukraine during 2002 through 2004.

        Additionally, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy product market. In particular, in 2004 and early 2005, Danone reportedly invested $45 million into one of its Russian plants and increased its annual production capacity to 250,000 tons. In 2003, each of Danone and Ehrmann increased their production in Russia by 17% and 39%, respectively, while Campina reportedly invested $23 million to expand its production capacity and Onken launched a new dairy product factory. According to media reports, these European producers intend to continue to invest in Russia-based facilities and production capacity in order to increase their output capacities during 2005.

  Juice industry

        Consumption.    Before the early 1990s, consumption of juice products in Russia was limited. Juice products manufactured in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruits such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when it fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. While Russian juice consumption has recovered from the effects of the 1998 financial crisis, it is still relatively low compared to most European countries. The following table shows annual per capita juice product consumption in liters in Russia and selected European countries in 2004, according to the most current estimates available from Combibloc, one of our suppliers of packaging materials:

Country	2004
Germany	58
Poland	36
Hungary	35
Spain	27
Czech Republic	25
France	25
Slovakia	18
Italy	14
Russia	14

Source:
Combibloc, 2004

        The annual per capita juice product consumption in Russia in 2004 was estimated by Combibloc to be approximately 14 liters.

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

        Additionally, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2004, according to a Business Analytica survey of 17 cities located throughout Russia, referred to hereinafter as the Business Analytica survey, the four largest Russian producers had a market share of approximately 92.2% of the juice product market. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity and the decrease in the number of brands on the market over the last few years. According to the Business Analytica survey, during 2004, there were more than 100 brands of juice products in the Russian juice market, though only 10 of these brands accounted for 87.5% of the market. Western companies, whose products dominated the Russian juice market a few years ago, have now been forced to increase promotion of their brands and to develop local manufacturing to compete with Russian producers.

Our products and brands

        Our dairy and juice products accounted for 74.6% and 25.0% of our net sales in 2004, respectively. Our principal geographic market is Russia, with the Moscow market being among the most significant. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volume and the growth rate by production volume of our business lines:

	2004		2003		2002
Dairy products
Sales (in millions)	$887.6		$662.3		$563.0
Annual sales growth (% year on year)	34.0%		17.6%		16.0%
Percent of total sales	74.6%		70.6%		68.3%
Sales volume (in thousand metric tons)	1,148.4		1,005.9		946.0
Annual volume growth (% year on year)	14.2%		6.3%		11.7%
Juice products
Sales (in millions)	$297.9		$274.5		$261.8
Annual sales growth (% year on year)	8.5%		4.9%		38.4%
Percent of total sales	25.0%		29.2%		31.7%
Sales volume (in million liters)	452.2		473.7		476.7
Annual volume growth (% year on year)	(4.5%	)	(0.6%	)	45.6%
Water products
Sales (in millions)	$3.8		$1.6		—
Annual sales growth (% year on year)	137.5%		—		—
Percent of total sales	0.3%		0.2%		—
Sales volume (in million liters)	10.5		4.9		—
Annual volume growth (% year on year)	114.3%		—		—
Total net sales (in millions)	1,189.3		938.5		824.7

  Dairy products and brands

        Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total dairy revenue in 2004, 2003 and 2002 are as follows:

Product line	Types of products	Main brands	Approximate percentage of total dairy revenue in 2004	Approximate percentage of total dairy revenue in 2003	Approximate percentage of total dairy revenue in 2002
Traditional products	Sterilized and pasteurized milk, butter, cream, traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream	"Little House in the Village," "Happy Milkman," "M," "Kuban Cow," "Zavetny Bidonchik," "Bio-Max," and "Our Doctor"	53.1%	54.4%	54.9%
Yogurts and dairy desserts	Traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese	"Bio-Max," "Neo," "Happy Milkman," "Chudo," "Frugurt," "Ginger Up" and "Lada"	35.2%	35.9%	36.6%
Baby food	Milk, sour milk and other dairy products intended for use by infants and children	"Agusha"	7.5%	7.5%	6.8%
Cheese	Traditional cheese products	"Lamber," "Ginger Up" and "Happy Milkman"	4.2%	2.1%	1.7%

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

Segment	General purchaser characteristics	Traditional products	Yogurts and dairy desserts	Health-oriented enriched products	Cheese Products	Dairy products for infants
Premium	• Annual income of $3,000 or more(1)			"NEO"
Upper-middle and middle	• Annual income of $1,800 or more	"Little House in the Village"	"Ginger Up," "Chudo"	"Bio-Max"	"Lamber"	"Agusha"
Middle and lower-middle	• Annual income of $1,200 or more	"Happy Milkman," "Slavyanochka," "Kuban Cow" and "M"	"Frugurt"	"Our Doctor"	"Orlov's Creameries"(2)
Mass	• Annual income of less than $1,200	"Zavetny Bidonchik"	"Lada"

(1)
Our estimates of annual income have been converted to dollars for your convenience. See "Item 3. Key Information—A. Selected Financial Data."

(2)
We are in the process of phasing out this brand.

        In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. For example, in 2002 we developed the "Ginger Up" brand, which is targeted at children and includes dairy products as well as juices, and in 2003 we launched the premium "NEO" brand and the mass-market "Zavetny Bidonchik." We expanded our "NEO" brand in 2004 and 2005 to offer a broader selection of products in the attractive premium segment.

        Market trends and competition.    Overall, the Russian dairy market has been growing over the last three years. According to our estimates, the total market for packaged dairy products in Russia was 7.4 billion liters in 2002, 7.9 billion liters in 2003 and 8.2 billion liters in 2004. We believe that consumption may continue to increase at a more moderate pace, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for value-added products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf lives, including sterilized milk.

        Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and currently includes over 2,000 enterprises. Due to the high degree of fragmentation, the market is very price competitive. In 1999, we responded to this competitive challenge by holding our prices constant in an inflationary environment. In addition, from 2000 to the present, we have expanded our distribution service, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly widening our regional product offerings as consumer spending is growing steadily in the regions. For example, in order to increase our market share in regional markets for our new premium segment yogurts and dairy desserts, we began selling these products during 2004 in several regions at introductory prices, making them more attractive both to distributors, retailers and final consumers. We believe that these strategies have increased public awareness of our products and helped us to continue to expand our market share without aggressive pricing.

        In the traditional dairy product markets, we compete primarily with local producers, such as St. Petersburg-based Petmol and the Moscow-based Ostankino Dairy Plant and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy product market, we compete primarily with Groupe Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children's product market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

  •
  Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the nine-city AC Nielsen study, in 2004, Danone had a 25.9% market share in yogurt and dessert dairy products and a 15.6% overall market share in the Russian dairy product market. Danone owns 8.3% of our outstanding shares in the form of ADSs.

  •
  Petmol, a St. Petersburg-based company that produces a wide range of dairy products, although it focuses on yogurts and desserts. According to the nine-city AC Nielsen study, in 2004, Petmol had a 7.2% market share in traditional dairy products, a 2.1% market share in yogurt and dessert dairy products and a 5.2% overall market share in the Russian dairy product market.

  •
  Ostankino Dairy Plant, a Moscow-based company and one of the largest dairy plants in Russia. It is our principal competitor in Moscow, with a particularly strong milk brand. According to the nine-city AC Nielsen study, in 2004, the Ostankino Dairy Plant had a 3.6% market share in traditional dairy products, a 1.3% market share in yogurt and dessert dairy products and a 2.4% overall market share in the Russian dairy product market.

  •
  Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the nine-city AC Nielsen study, Ehrmann had an 8.0% market share by sales in yogurt and dessert dairy products in 2004.

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

        Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, according to press reports, a subsidiary of Multon, our principal competitor in the Russian juice market, acquired a 20% stake in the Ochakovo Dairy Plant in December 2001, and the two controlling shareholders of Multon subsequently acquired a further 48% stake in the Ochakovo Dairy Plant. The acquisition by Multon and Multon shareholders of a controlling stake in the Ochakovo Dairy Plant may increase the competitive position of the plant in the Russian dairy market by affording it the benefits of Multon's wider distribution network and marketing potential. In addition, we saw the emergence in 2002 of a new competitor in the dairy market. Unimilk undertook a string of acquisitions during 2002, including its acquisition of our major competitor Petmol in St. Petersburg and Galakton, Ukraine's largest dairy plant. In 2004 and the first quarter of 2005, Unimilk acquired five additional Russian dairy plants and is also reportedly in the process of acquiring a stake in the Siberian Dairy Plant. Unimilk has also announced its plans to invest approximately $30 million to construct a new dairy plant in the Rostov region and has estimated that its capital expenditure plans for 2005 will total approximately 1 billion rubles (approximately $36 million). These acquisitions and investments by Unimilk will likely heighten its competitive position substantially in the Russian and CIS dairy product market.

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

  Juice products and brands

        Our juices are produced primarily at the Ramenskiy Plant, Lianozovo Dairy Plant, Tsaritsino Dairy Plant and at our plants in Tula, Vladivostok, Novosibirsk, Bishkek and Kiev.

        Our principal juice product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars produced from juice concentrate	• "J-7," covering 12 kinds of fruit, berry and vegetable juices and nectars
•  "Rio Grande," covering 7 kinds of fruit and berry juices and nectars
•  "100% Gold," covering 7 kinds of fruit, vegetable and berry juices and nectars
•  "Lovely Garden," covering 12 kinds of fruit, vegetable and berry juices and nectars and 5 kinds of juices and nectars enriched with vitamins
Enriched juice-based drinks
•  "J-7 Idea," a value-added juice-based drink with real fruit pieces
•  "J-7 Imuno," an innovative juice-based drink enriched with vitamins and probiotics
• "J-7 Exotic," an exotic fruit juice and nectar range
Traditional berry-juice-based drinks	• "Wonder Berry," covering 7 kinds of berry-juice based drinks
Other juice-based drinks	• "DJ," covering 4 kinds of fruit and berry drinks

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

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice- based drinks
Premium	• Aged 25-40 • Annual income of $6,000 or more(1)	"Rio Grande"
Upper-middle	• Aged 20-45 • Annual income of $4,000 or more	"J-7"	"Wonder Berry"	"J7 Imuno," "J7 Idea" and "DJ"
Middle	• Aged 25-45 • Annual income of $2,000 or more	"100% Gold"
Lower-middle	• Aged 16-50 • Annual income of $1,500 or more	"Lovely Garden"

(1)
Our estimates of annual income have been converted to dollars for your convenience. See "Item 3. Key Information—A. Selected Financial Data."

        In 2003, we commenced the repositioning of our "Lovely Garden" and "J-7" brand products with new packaging and marketing approaches. In 2004, we turned "J-7" into an umbrella brand and launched "J-7 Idea" and "J-7 Imuno" in PET bottles, as well as "J-7 Exotic," which are marketed to appeal to people on the move with fast and healthy lifestyles. We also introduced new packaging and marketing approaches for "J-7" brand products, including a change from Tetra Brik and Tetra Slim packaging to Tetra Prizma packaging and the launch of PET packaging. When launched, the new products with PET bottle packaging were unique for the Russian market. We also launched a new product under our "Lovely Garden" brand in 2004 called "Lovely Garden—10 vitamins."

        Market trends and competition.    The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 2,020 million liters in 2004, according Business Analytica, from 1,785 million liters in 2003. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to the Business Analytica survey, in Moscow, which enjoys higher average per capita incomes than most other parts of Russia, the average consumption of juice in 2004 was approximately 40 liters per capita, as opposed to national per capital consumption of approximately 14 liters per capita.

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

        The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices. At the same time, however, our profit margins on our juice products decreased in 2002, improved in 2003 and remained relatively flat in 2004 and sales volume decreased year on year in 2003 and 2004 due to vigorous market competition from domestic and foreign producers and our ongoing overhaul of our juice distribution network. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations."

        Our principal competitors in the Russian juice market include the following companies:

  •
  Multon is a St. Petersburg-based company that, according to the Business Analytica survey, had a 28.5% market share in Russia and a 20.1% market share in Moscow during 2004. Its "Rich," "Kind" and "Niko" brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising. Multon was purchased by Coca-Cola in May 2005.

  •
  Lebedyansky is based in the Lipetsk region and, according to the Business Analytica survey, had a 24.3% market share in Russia and a 27.6% market share in Moscow during 2004. Its "Tone," "I," "Fruit Garden" and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer. Lebedyansky raised over $150 million in its initial public offering in Russia in March 2005.

  •
  Nidan-Ecofruct is a Novosibirsk-based Russian company that, according to the Business Analytica survey, had an 11.0% market share in Russia and an 11.1% market share in Moscow during 2004.

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

        Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which began large-scale production of its "Minute Maid" brand juices at a production facility in the Russian city of Orel and purchased local producer Multon, one of our primary competitors, in May 2005. In addition, the Russian-Finnish joint venture United Juice Co. started production in St. Petersburg of its "Marli" brand juices, and the German company Glocken Gold began to produce its juices at a plant outside of Moscow. During 2004, PepsiCo aggressively entered the Russian market with its "Tropicana" brand juices, which it produces domestically at the Nidan-Ecofrut plant in the Novosibirsk region. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operation."

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

        Bottled water.    We launched our water operations in March 2003, when we began operations at our new water processing and bottling factory in the Novgorod region, and extended our operations in August 2003 with the acquisition of a mineral water factory and underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. In 2005, we merged our water and juice businesses into one single business unit called "Beverages" to further reduce costs and benefit from natural synergies.

        We obtain natural mineral water from an underground source near the Valdai National Preserve, which is bottled at our factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed nationally in Russia under the "Sanctuary Valdai" brand name. Our Sanctuary brand portfolio was broadened in 2004 to include water from the Caucus region, sold under the "Sanctuary Beshtau" brand. "Sanctuary Beshtau" is sold in 0.5 liter and 0.33 liter glass bottles and in 5 liter plastic bottles for home consumption.

        In August 2003, we acquired underground wells and a factory that produces "Essentuki" mineral water. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia's best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.5 liter dark green bottles long associated with the brand. We also produce Essentuki in 1.5 liter plastic bottles, and we are currently considering launching other formats. Our Essentuki area factory has a production capacity of about 6,000 units per hour, which is fully utilized, and we are seeking to acquire additional capacity. We remain committed to expanding our Essentuki production capacity.

        During 2004, we invested a total of $1.6 million in the development of our bottled water production. We have allocated $6.1 million for investment in our bottled water business in 2005.

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

        Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water that we offer them as opposed to purified water.

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

New Product Development

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2004, our product and technologies development departments located at Lianozovo Dairy Plant had 42 employees and our new juice product and quality department at the Ramenskiy Plant had 26 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2004, 2003 and 2002 we spent approximately $0.6 million, $1.2 million and $0.9 million on activities associated with new product development.

        Much of our new product development effort over the past three years has focused on higher-margin, value-added yogurt and dessert products to help ensure that we can offer products which match the quality and variety offered by our main foreign competitors in Russia. At present, we are focused on the development of value-added dairy products oriented towards Russian consumers, taking into consideration the general deficit of micro- and macro-nutrients in the diets of the average Russian consumer. We attempt to link new product development with marketing and sales in an effort to create innovative products and technologies.

        In 2004, we continued to actively develop our new line of unique and innovative dairy products marketed under the "NEO" brand and targeted at consumers seeking healthier lifestyles. "NEO" brand products include "JoyFit," a drinking yogurt containing juice available in a variety of flavors, enhanced with vitamins and probiotics and sold in colorful and easy to use bottles; "Imunele," a vitamin enriched juice-based drink; "Mazhitel," a juice-milk drink; "BioVit," a dairy drink enriched with vitamins and bio-additives; and other products. In early 2005, we extended the "Imunele" sub-brand by introducing "Imunele-Forte," a probiotic drink enhanced with amino acids. We also expanded our cheese production, introducing new brands and varieties. For example, we introduced a wide selection of processed cheese products under our "Happy Milkman" brand, as well as cheese products marketed for children under our "Ginger Up" brand and hard cheese products sold under the new "Lamber" brand. In addition, we actively developed our "Bio-Max" brand during 2004, introducing yogurt products, enriched fruit cottage cheese and low-fat products. In the first quarter of 2005, we launched a new line of "5 Grain" yogurts and cottage cheese products under the "Bio-Max" brand. We intend to continue to actively develop our cheese products and enriched dairy products during 2005.

        In the juice segment, we are currently in the process of launching a number of innovative, value-added juice-based drinks enriched with vitamins, fiber and probiotics. We are also developing "J7" into an umbrella brand, and we have already launched several new products thereunder, including "J7 Idea" and "J7 Imuno" packaged in PET bottles, as well as "J7 Exotic." We also launched a new product under our "Lovely Garden" brand called "Lovely Garden—10 Vitamins."

        In addition to new product development, recent technological innovations include the development of our own stabilizers and bacteria cultures for the production of certain dairy products. The stabilizers and bacteria cultures, which we began using in 2004 and 2005, respectively, allow us to partially replace some of the raw materials we otherwise import.

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

        Our advertising and marketing expenditures of $34.9 million in 2002, $43.8 million in 2003 and $54.3 million in 2004 constituted 4.2%, 4.7% and 4.6% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase due to market competition and annual media inflation. According to Gallup, we were the fourth largest advertiser in 2002, the second largest advertiser in 2003 and the third largest advertiser in 2004.

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

        We continually seek fresh outlets for promoting our brands. For example, in 2001 and in 2003, we sponsored the television program "The Last Hero" (the Russian version of "Survivor"), the first reality-based series on Russian television. In this connection, our "J-7" brand products were featured in virtually all public relations and marketing relating to the show—on billboards, "J-7" packaging, television and print advertisements, as well as on the show itself. We also sponsored two other reality-based television programs using our "NEO" and "Zapovednik" brands. Another example of innovative marketing is our promotion of the "Ginger Up" brand, which is targeted at children, with a unique "Ginger Up" magazine for children.

        In 2004, we turned "J-7" into an umbrella brand, launching new products, packaging and an advertising campaign aimed at people on the move with fast and healthy lifestyles. We also promoted our "Lovely Garden" brand by including a ticket on each package that could be cut out by the purchaser to participate in a drawing for a cash prize.

        We have also built brand awareness through charitable work and sponsored events. For example, in 2004 and 2005 we sponsored the "Tefi" National Television Awards program. For several years, we have sponsored events of a program of the International Charity Foundation called "Hope Around the World" benefiting orphans. We have also sponsored Internal Protection of Children Day in Russia, as well as events of Ronald McDonald's Sports and Recreation Center for Children, which helps mentally and physically disabled children. We also support several other charitable organizations and serve as a trustee of the Charity Foundation for Special Grants, which is headed by Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

        The broad distribution of our products is an important element in maintaining sales growth and providing services to our customers. We attempt to meet the changing and increasing demands of our customers by planning appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a proprietary network of 26 distribution centers and sales offices throughout Russia and other countries of the CIS. Specifically, we have 12 dairy distribution centers and 14 juice distribution centers that provide us with a broad national presence and facilitate the sale of our products in populous regions and in certain regions where we do not own production facilities. These distribution centers function as distribution points in their respective regions, and also coordinate certain local trade marketing. We also sell our products directly from our production facilities.

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

        Our infant dairy products, produced by the Moscow Baby Food Plant, are largely purchased by the Moscow City Government, which, in turn, distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2002, 2003, and 2004, approximately 61%, 53% and 52%, respectively, of our child and infant dairy product sales volumes were distributed through these milk kitchens, with the remaining sales volumes sold through our distributors. The dairy product sales volume distributed through the milk kitchens has been decreasing while, at the same time, the volume of commercial sales of our dairy products has increased. Our sales to the Moscow City Government, which result from a tender process and were at prices approximately 20.1% below market price in 2002, approximately 11.6% below market price in 2003 and approximately 13.2% below market price in 2004, constituted approximately 2.8% of our total dairy product sales volume in 2002, approximately 2.3% in 2003 and approximately 2.5% in 2004. For a description of the risk relating to our reliance on the Moscow City Government to purchase of our infant dairy products, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced."

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

  Customer base and pricing

        We distribute our products through a variety of channels, including independent distributors and wholesalers, supermarket chains, small-and medium- sized grocery stores, open-air markets and restaurants. As a percentage of total revenue during 2004, in terms of product value, approximately 69% of our dairy products and 78% of our juice products were sold through independent distributors and wholesalers, 19% of our dairy products and 10% of our juice products were sold through supermarket chains, 6% of our dairy products and 8% of our juice products were sold through small retailers, and 6% of our dairy products and 4% of our juice products were sold through other channels, including hotels, restaurants, schools, airlines and other establishments.

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

        Independent distributors.    As a percentage of our total sales during 2004, in terms of product value, we sold approximately 69% of our dairy products and 78% of our juice products through large networks of independent distributors, structured as follows:

  •
  As of December 31, 2004, our dairy distribution network consisted of eight large independent distributors in Moscow and the Moscow region, unchanged from 2003. All of our dairy distributors distribute only our products and do not distribute the dairy products of our competitors. We also implemented a segmentation program among the eight Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy product market and distributes in accordance with our unified pricing scheme. In St. Petersburg and the surrounding areas, we have three large independent distributors who purchase products from us in accordance with the segmentation program, and we plan to expand this structure and our distributors to cover the entire Northwest region. We believe that this strategy increases the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels. As of December 31, 2004, we had 263 independent dairy distributors throughout Russia.

  •
  As of December 31, 2004, our juice product distribution network consisted of four independent distributors in Moscow and 15 affiliate offices throughout Russia which, in turn, work with many independent distributors throughout their respective territories. We have reduced the number of distributors we work with and broadened the scope of sales made through the distributors to include sales to sub-distributors, wholesalers and small retailers. We are also in the process of implementing measures to increase distributor loyalty. The change in relations with distributors in our juice segment has resulted in a significant increase in our bad debt reserve. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations" for a description of the impact of this restructuring on our juice sales in 2004. We are actively addressing this issue and believe that this situation has stabilized.

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

        Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. The Lianozovo Dairy Plant computer center launched its Internet order system in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. We plan to expand this program to Nizhny Novgorod. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002 we began using this automated order system with our smaller independent distributors as well.

        During 2004, we worked and invested with our independent distributors in Moscow to establish warehouses and transportation capable of supporting a "cold supply chain" in order to maintain our products' integrity, freshness and nutritional value.

        Supermarket chains.    As a percentage of total sales in 2004, in terms of product value, we sold approximately 19% of our dairy products and 10% of our juice products to supermarket chains in Russia. We believe that the importance of these customers will continue to grow in the coming years. Our approach to supermarket chains is to increase our share in this sector by becoming the supplier of choice to the major retailers by developing key supplier relationships and improving customer service standards. We have focused our business on major retailers whose market shares are continuing to grow, such as Ramstore, Pyatorichka, Auchan, Perekryostok, Seventh Continent, Kopeika and others. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use. Similar to independent distributors, supermarket chains receive a discount based on the volumes they purchase during each month. We aim to maintain retail price control with supermarkets in the same manner as with independent distributors.

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

        Small retailers.    As a percentage of total sales in 2004, in terms of product value, we sold approximately 6% of our dairy products and 8% of our juice products to small retailers. We have a dedicated sales force whose responsibility includes managing our relationships with small- and medium-sized grocery stores and open-air market retailers. These retailers are charged our base price for our products. While we do not have any formal programs to monitor the retail prices charged by these entities, we encourage them to follow our pricing guidelines.

        Other sales.    We are a supplier of McDonald's restaurants in Russia. Under our agreements with McDonald's, we supply sterilized milk for sale under the "McDonald's" brand in their restaurants. We also sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments. As a percentage of total sales in 2004, in terms of product value, we sold approximately 6% of our dairy products and 4% of our juice products to these other customers.

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

  Export program

        We export our juice products to CIS countries, the United States, Canada, Australia, Japan, Portugal, Latvia and Lithuania. Our juice products are distributed in these countries through independent distributors. Our total juice export sales were approximately $2.5 million in 2002, $4.4 million in 2003 and $2.5 million in 2004.

        We began exporting our products to Western markets in 1999, in particular, our traditional berry-juice drinks which we marketed under the "Wonder Berry" brand. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

        Our products are sold by distributors in certain large national and multinational retail chains, including Woolworths, Coles, Rimi, VP Market, IKI, Kesko and SKY. In addition, we have participated in trade shows in foreign countries and worked with foreign distributors on promotional campaigns and tastings. For example, in January 2004, we participated in the annual international exhibition «Grüne Woche» in Berlin, Germany. We have also engaged in market tests and market research in, as well as one-off deliveries to, foreign countries in order to determine future potential markets.

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

        We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovo Dairy Plant, we have installed new production lines of Tetra Brik Aseptic, of Tetra Pak, Sweden, for packaging juices, nectars and milk into cartons with a plastic cap and an application foil tape. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce a children's cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other dairy plants.

        In 2003, we installed new yogurt, cottage cheese and dessert production and packaging systems at the Kharkov and Timashevsk Dairy Plants; high-speed ultra clean bottling lines for milk, kefir and drinking yogurts at the Lianozovo, Kiev and Timashevsk Dairy Plants; cottage cheese dessert packaging lines at the Lianozovo Dairy Plant; and new packaging lines at the Tsaritsino Dairy Plant.

        In 2004, we continued to modernize the Lianozovo Dairy Plant and installed new aseptic Tetra Pak lines for packaging cream, chocolate and fruit milk, as well as a new line for packaging fresh dairy products such as kefir, ryazhinka and drinking yogurts. We also modernized the production line for soft cottage cheese. At the Tsaritsino Dairy Plant, we added 2 new lines for packaging sour cream, an aseptic line for producing milk and a new line for bottling Imunele. At the Baltic Milk dairy plant in St. Petersburg, we installed a production line for glazed curds with biscuits, and completed the installation of cheese production lines at the Ufa, Rubtsovsk and Timashevsk Dairy Plants. The latter was also equipped with new Tetra Fina machine. The Siberian Milk Dairy Plant was modernized with a new production line for glazed curds and a packaging line for Twist Cap packaging. We also installed a Procomac-brand juice line in order to make juice-containing drinks with pieces of real fruit under the "J-7" brand bottled in PET bottles (plastic bottles).

        During the first half of 2005, we continued to modernize the Lianozovo and Tsaritsino Dairy Plants by upgrading acceptance workshops, broadened our cheese production capacity in Rubtsovsk Dairy Plant in order to satisfy the growing demand for our hard cheese products and added a new line to the Timashevsk Dairy Plant.

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

        We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector, and in 2002, we acquired Depsona (since renamed Fruktopak), a fruit juice and concentrate producer in Central Russia. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions.

        We also purchase certain raw materials such as bacteria cultures, juice concentrates and flavors from foreign manufacturers when products of appropriate quality are not available locally. We use quality raw materials supplied by producers from approximately 25 countries such as Cargill (United States), Cutrale (Brazil), Danisco (Germany), Chr. Hansen (Denmark), Givaudan (Germany), Hahn (Germany) and Firmenich (Switzerland). Our flagship "J-7" juice line was created with consulting assistance from Cargill, the world's largest supplier of juice concentrates.

        With the aim of ensuring a stable supply of raw milk at reasonable and forecasted prices, ensuring consistent quality of milk and balancing out seasonality, we are moving towards long-term milk supply contracts, leasing milking and refrigeration equipment to local producers, providing selected local milk producers with working capital loans or guarantees, assisting with long-term subsidized bank financing arrangements, contracting directly with farmers and avoiding middlemen and working with the state authorities that regulate this sector. We also created a separate "Agro" business unit in 2004 for the purpose of buying and managing a select number of dairy farms in certain Russian regions with the aim of developing a guaranteed supply of raw milk at stable prices for use by our dairy division.

        "Milk Rivers" program.    We have strengthened our position in the dairy market by developing our own network of raw material suppliers, in significant part through investments that support agricultural producers. Our investment in these programs totaled approximately $1.8 million in 2004.

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

        Under the Milk Rivers program, we have rented advanced German and Swedish milking, feed production, feed-chopping and refrigeration equipment for periods from three to eight years to approximately 90 agricultural enterprises located in the Moscow and nearby regions, including the Voronezh and Nizhny Novgorod regions. The lease receivables are offset with milk supplies based on a predetermined schedule during the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle receivables through the delivery of milk supplies based on a predetermined schedule. The settlement is based on milk prices that are valued either in rubles or in U.S. dollars in the range of $0.19 to $0.29 per liter, depending upon the quality, which approximates the average cash prices at the inception of the lease, or is variable dependent upon prevailing market prices. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk freezing and the temporary storage of milk at farms, and mangers and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm. We have also set up a service center to assist the participants in keeping the leased equipment in good repair.

        Under the Milk Rivers program, we also provide loans to Milk Rivers dairy producers for the purchase of dairy cattle. We have also offered seminars and lectures to our Milk Rivers program participants to help them improve the quality of the milk they produce.

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

        We believe that providing dairies with wholesome, well-balanced compound animal fodder is essential for increasing the productivity of dairy herds, especially in the winter. We have been working with select farms and fodder producers since 1999. In 2004, we purchased approximately 12,000 tons of wholesome compound fodder from Moscow-area fodder producers, which we supplied to the dairy farms we regularly work with. We also started the fodder procurement program in other regions, including Nizhny Novgorod. As with the Milk Rivers program, payment for the fodder is made with milk supplies. The offset milk price is in a range which approximates average cash prices for milk.

Seasonality

        The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of dry milk at some of our dairy production facilities for use in production during the winter months, and currently produce dry milk at four of our plants: Buryn Dry Milk Plant, Karasuk Dairy Plant, Annino Dairy Plant and Tuimazy Dairy Plant.

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

Packaging

        Our principal packaging raw materials include materials needed for packaging our dairy and juice products, consisting mainly of composed material, polymeric material and foil. Our principal supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products. Tetra Pak supplied approximately 60% of our total packaging materials in 2004 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements. As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants. See Note 27 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

        We have established similar relationships with companies such as SIG Combibloc, Alcan Packaging, Emsur Polska and Solvayr. As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Stora Enso Pachaging, Huhtamaki, Formaplast, Eximpack, Crownpack, Edaspak, Lukoil-Neftekhim and Sigma. We have begun using more plastic packaging for our products, and installed new plastic milk bottling lines at the Lianozovo Dairy Plant and Moscow Baby Food Plant during 2003 and at the Timashevsk, Kiev and Siberian Dairy Plants in early 2004.

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

Insurance

        We maintain insurance coverage for our 18 major production facilities, including Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenskiy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Kiev Dairy Plant, Kharkov Dairy Plant, Bishkek Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Fruktopak, Nizhny Novgorod Dairy Plant, Rubtsovsk Dairy Plant, Buryn Dairy Plant, Healing Springs Water Plant, Valdai Springs Water Plant and Baltic Milk. The insurance is provided by a leading Russian insurer, AlfaInsurance, and reinsured by AIG Russia and Munich Re. The coverage is a standard "All Risks" insurance package covering the most valuable equipment at these facilities. We also maintain insurance coverage for product liability claims relating to 17 of our major production facilities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability." See Note 29 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

Environmental and Product Liability

        We are subject to the requirements of environmental laws and regulations. While we devote resources designed to maintain compliance with these requirements, we cannot assure you that we operate at all times in complete compliance with all such requirements. We could be subject to potentially significant fines and penalties for any noncompliance that may occur. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2004 we did not incur, and in 2005 we do not expect to incur, material capital expenditures for environmental controls. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects."

        We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and we cannot assure you that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS," and abroad, and adversely affect our results of operations."

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

        The Ministry of Health Protection and Social Development.    This Ministry is authorized to issue regulations in various areas, including with respect to sanitary and epidemiological safety and consumer rights protection. The Ministry supervises and coordinates its subordinates bodies, including, among others, the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare.

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

        The Federal Agency for Technical Regulation and Metrology.    This Agency manages government property in the sphere of technical regulation and metrology. On a temporary basis, until such functions are transferred to other federal authorities, the Agency oversees compliance with obligatory general and industrial standards. This Agency is subordinated to the Ministry of Industry and Energy.

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

        The Federal Law on Technical Regulation provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Until such technical requirements are developed and adopted, the existing standards are mandatory to the extent they are necessary to secure the protection of safety and health, environmental protection and consumers' rights.

        The Governmental Regulation on Monitoring of Quality and Safety of Food Products and Health of People establishes a procedure for supervising and monitoring the quality and safety of food products.

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

        The Regulation for the Conduct of Sanitary-Epidemiological Examinations of Products establishes procedures for the sanitary-epidemiological examination of products. Government bodies that monitor sanitary and health issues conduct sanitary-epidemiological examinations of samples of each product and issue a conclusion as to whether such product satisfies the prescribed requirements. Products that have not undergone a hygienic evaluation may not be produced, shipped, used, sold or certified.

        A number of other regulations also apply to food products, including baby food products. For example, requirements for the storage, production, labeling, transportation and sale of food and beverages are established by state standards, sanitary rules, hygienic requirements and other regulations.

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

        The Law on the Protection of Consumers' Rights and the Law on Quality and Safety of Food Products determine the scope and format of the information that should be made available to consumers. According to these laws and other applicable national standards, the packaging of finished products must contain the following information: the name of the product, information regarding its certification, conditions of use (if necessary), contraindications (if any), preservatives and food additives, net mass or volume, ingredients, nutritive value, conditions of storage, shelf life, name and address of the manufacturer and other information. The law also authorizes a wide range of government and public agencies to monitor producers' compliance with the requirements of the law and imposes sanctions and penalties if such requirements are not met.

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

        Under the new Sanitary Rules on Children's Food Products, which will become effective on July 1, 2005, the volume of liquid food product packaging for children under three years old cannot exceed 0.35 liter. In addition, such products may be produced only by separate specialized factories or manufacturing lines that are subject to special certification.

  Competition and Pricing

        The Federal Antimonopoly Service is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Russian Law on Competition and Restriction of Antimonopoly Activity on Commodity Markets prohibits the abuse of a dominant position to limit competition. Our subsidiary, the Moscow Baby Food Plant, has been included in the register of entities holding a significant share of the market, as the plant controls approximately 96% of the market for milk products for babies in Moscow and the Moscow region in volume terms and 56% of the total baby food market in Moscow and the Moscow region in volume terms. Inclusion in this register does not impose additional reporting or other requirements on us; however, because of our significant position, the Federal Antimonopoly Service monitors our activities and we are required to notify the Federal Antimonopoly Service and/or apply for its prior approval for the acquisition of other companies.

C.    Organizational Structure

        The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of June 1, 2005.

Plant	Beneficial Ownership	Voting Interest	Country of Incorporation
Lianozovo Dairy Plant	98.02%	98.31%	Russian Federation
Annino Dairy Plant	99.58%	100.00%	Russian Federation
Tsaritsino Dairy Plant	97.64%	98.91%	Russian Federation
Vladivostok Dairy Plant	99.78%	99.83%	Russian Federation
Ramenskiy Plant	94.77%	96.68%	Russian Federation
Karasuk Dairy Plant	92.69%	93.80%	Russian Federation
Ufa Dairy Plant	96.47%	97.82%	Russian Federation
Siberian Dairy Plant	87.14%	88.90%	Russian Federation
Nizhny Novgorod Dairy Plant	96.40%	97.43%	Russian Federation
Rubtsovsk Dairy Plant	98.02%	100.00%	Russian Federation
Kiev Dairy Plant	98.36%	98.43%	Ukraine
Timashevsk Dairy Plant	98.83%	99.40%	Russian Federation
Moloko Veidelevki	98.02%	100.00%	Russian Federation
Siberian Cheese (warehouse)	98.02%	100.00%	Russian Federation
Novokuibyshevsk Milk	85.40%	87.13%	Russian Federation
Moscow Baby Food Plant	77.34%	77.34%	Russian Federation
Buryn Dry Milk Plant	76.00%	76.00%	Ukraine
Tuymazinskiy Dairy Plant	85.00%	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	96.10%	Kyrgyz Republic
Baltic Milk (formerly Roska)	100.00%	100.00%	Russian Federation
Fruktopak (formerly Depsona)	94.77%	100.00%	Russian Federation
Gulkevichy Dairy Plant	52.27%	52.27%	Russian Federation
Kharkov Dairy Plant	92.84%	94.38%	Ukraine
Valdai Springs Water Plant	100.00%	100.00%	Russian Federation
Healing Springs Water Plant	100.00%	100.00%	Russian Federation
Geyser	100.00%	100.00%	Russian Federation
Toshkent Sut Dairy Plant(1)	77.30%	77.30%	Republic of Uzbekistan
Atamanskoe Farm	87.35%	88.39%	Russian Federation
Plemzavod Za Mir and Trud	98.83%	100.00%	Russian Federation
Zavety Ilyicha	97.54%	98.70%	Russian Federation

(1)
Not consolidated in our financial results.

D.    Property, Plants and Equipment

Production facilities

        We currently manufacture our products at 25 production facilities, including 21 plants that principally produce dairy products, two plants that produce exclusively juice products and two water production plants. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2002, 2003 and 2004, we invested approximately $370.6 million in the modernization of our existing production facilities and acquisitions of new production assets. Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have completed the main phase of our extensive modernization program and have begun cost cutting programs at all of our dairy plants and at two of our juice producing plants, the Ramenskiy Plant and Fruktopak.

        We also review our production headcount with the aim of enhancing productivity. Sales per employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry, was $50,773 per employee in 2002, $51,192 per employee in 2003 and $67,157 per employee in 2004.

        In 2003, we worked with an international management consulting firm on a training, cost cutting and management program at the Nizhny Novgorod Dairy Plant in an effort to increase revenue per employee and tons of product produced per production employee per day. We also initiated a restructuring program which we expect will reduce our overall employee headcount during 2005.

        The following table contains data regarding our main dairy and juice production facilities. It should be noted that raw milk throughput capacity and production output are not identical measures, as different dairy products require different amounts of raw milk for their production. Product output of a plant therefore depends on the types of products being produced there.

			Production in 2002				Production in 2003		Production in 2004
	Year of Acquisition(1)	Year Built	Dairy		Juice(4)		Dairy	Juice(4)	Dairy	Juice
			(thousand tons)				(thousand tons)		(thousand tons)
Moscow and Moscow region
Lianozovo Dairy Plant	1995	1989	428.7		203.9		401.5	166.7	399.3	104.5
Tsaritsino Dairy Plant	1996	1975	192.2		84.7		179.2	67.7	197.4	57.4
Moscow Baby Food Plant	1996	1982	43.13		—		46.7	—	53.9	—
Ramenskiy Plant	1997	1982	—		81.8		—	140.5	—	201.1
Central Russia (excluding Moscow)
Nizhny Novgorod Dairy Plant	1998	1984	29.8		3.9		51.9	0.3	58.6	—
Timashevsk Dairy Plant	2000	1990	66.9		2.4		95.1	—	122.1	—
Ufa Dairy Plant	2001	1971	45.3		—		50.4	—	68.7	—
Annino Dairy Plant	2001	1978	1.2		—		19.1	—	47.4	—
Novokuybishevsk Milk(5)	2002	1975	3.8		—		5.5	—	8.5	—
Baltic Milk (former Roska)(5)	2002	1987	1.9		—		8.7	—	30.4	—
Fruktopak (formerly Depsona)(5)	2002	1996	—		2.2		—	20.7	—	41.3
Siberian Dairy Plant	1998	1961	61.7		21.9		64.8	33.3	63.6	22.9
Gulkevichy Dairy Plant(5)	2002	1928	1.0		—		2.1	—	1.4	—
Tuimazy Dairy Plant(5)	2002	1958	1.6		—		7.8	—	4.9	—
Asian Russia
Karasuk Dairy Plant	1999	1952	5.6		—		11.4	—	3.4	—
Vladivostok Dairy Plant	1998	1947	13.3		5.4		13.8	7.7	13.8	10.5
Rubtsovso Dairy Plant	2001	1954	4.3		—		5.6	—	10.4	—
Other CIS countries
Kiev Dairy Plant	2001	1973	23.5		3.6		26.1	9.8	50.5	11.9
Kharkov Dairy Plant(5)	2002	1973	10.8		—		32.4	—	46.1	—
Bishkek Dairy Plant	2000	1990	12.2		—		14.6	—	20.0	0.2
Buryn Dry Milk Plant(5)	2002	1974	—		—		11.9	—	5.0	—
Total			947.8	(2)	414.1	(3)	1048.6	446.7	1205.4	449.8

        The following table contains data regarding our water production facilities:

	Year of Acquisition	Year Built	Production in 2002	Production in 2003	Production in 2004(7)
			(thousand tons)	(thousand tons)	(thousand tons)
Valdai Springs Water Plant	N/A	2003	—	5.8	3.2
Healing Springs Water Plant(6)	2003	1999	—	0.1	5.3
Total			—	5.9	8.5

(1)
"Acquisition" means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of December 31, 2004 are included in this table.

(2)
Excluding the plants acquired during 2002, this total would be 931,300 tons.

(3)
Excluding the plants acquired during 2002, this total would be 411,900 tons.

(4)
Sales volumes of our juice products exceeded our total juice production volumes in 2002 and in 2003 due to certain co-packing arrangements we had with third-party juice producers, and in 2004 due to warehouse stock produced in 2003 that was sold in 2004. We purchased 54,460 and 43,432 tons of juice from third-party juice producers pursuant to co-packing arrangements in 2002 and in 2003, respectively.

(5)
Production data for the years prior to 2002 is unavailable.

(6)
Production data for the years prior to 2003 is unavailable.

(7)
We purchased 2,079 tons of water pursuant to certain co-packing arrangements in 2004.

        At December 31, 2004, certain of our assets served as collateral for loans from International Moscow Bank, Moscow City Government, Bank Aval, Sberbank and others, as well as for vendor financing obligations, including:

  •
  Inventory in the amount of $7.1 million; and

  •
  Property, plant and equipment with a net book value of $110.3 million ($59.7 million of which was collateral related to vendor financing obligations).

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included under "Item 18. Financial Statements" and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in "Item 3. Key Information—D. Risk Factors" and under the caption "Cautionary Statement Regarding Forward-Looking Statements." Our Consolidated Financial Statements are expressed in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

A.    Operating Results

Overview

        We are one of the largest Russian manufacturers of dairy and juice products, with sales of $1,189.3 million, $938.5 million and $824.7 million in 2004, 2003 and 2002, respectively. Our reportable business segments in 2004 were dairy products, juice products and water. In 2004, the dairy segment accounted for 74.6% of our sales and the juice segment accounted for 25.1% of our sales. In 2003, our dairy segment accounted for 70.6% of our sales and the juice segment accounted for 29.2% of our sales. Our water business, which we commenced in 2003, accounted for 0.3% of our sales in 2004. Our principal geographic market is Russia, which accounted for 94%, 94% and 95% of our sales in 2004, 2003 and 2002, respectively.

        In 2004, our net income increased to $23.0 million from $21.2 million in 2003, an increase of 8.6%, and sales increased by 26.7%, including a sales increase of 33.7% and 8.5% in the dairy and juice segments, respectively. By volume, dairy segment sales were higher by 14.2% and juice segment sales decreased by 4.5%. In the dairy segment, our gross margin in 2004 was lower primarily due to the increased costs of raw milk and higher depreciation expense, even though our average selling prices were higher due to general price increases and ruble appreciation. Gross margin was higher in the juice segment due to general price increases and ruble appreciation. Our selling and distribution expenses increased in 2004 as compared to 2003 in absolute terms but decreased as a percentage of sales, from 15.0% to 14.6%. In particular, our advertising, personnel and transportation costs were higher in 2004 as a result of our regional expansion program.

        Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions) in 2004, 2003 and 2002 were $72.6 million, $107.2 million and $136.1 million, respectively. Expenditures for acquisitions of subsidiaries in 2004, 2003 and 2002 totaled $5.3 million (exclusive of advances made in 2004 for acquisitions completed in 2005), $9.9 million and $39.6 million, respectively. In the next three years, we expect to invest approximately $300 million in property, plant and equipment and approximately $50 million in new acquisitions.

        At December 31, 2004, we had a total of $283.2 million in indebtedness (consisting of notes, vendor financings for property, plant and equipment and loans). Of our total indebtedness at December 31, 2004, approximately 75% was denominated in U.S. dollars and euro.

Operational Highlights for 2004

        In 2004, we continued the integration of our operations, which have grown rapidly in the last few years. In addition to the optimization of our business model and modernization of our production facilities and warehouses, we focused on new and innovative product development.

        Below is a summary of our operational highlights for 2004:

January	Installation of new lines at our dairy plants in Ukraine, including for bottling milk products in plastic bottles at Kiev Dairy Plant, a filling line for pasteurized dairy products and a line for the filling and packaging of curd desserts at the Kharkov Dairy Plant.
February
Installation of a form, fill and seal line for bottling dietetic dairy products using "PAND" plastic bottles at Timashevsk Dairy Plant; installation of a line for bottling dairy products using "PAND" plastic bottles at the Siberian Milk Dairy Plant.
March	Installation of a packaging line for whipped curd desserts and a glazed curds line at Baltic Milk Plant.
September	Obtained a license for the export of dairy products by the Lianozovo Dairy Plant to the European Union.
November	Launch of "J-7 Exotic," a new product under the "J-7" umbrella brand.
December
Acquisition of 88.4% of Atamanskoe farm, which is expected to help us to become less dependent on raw milk suppliers. The acquisitions also will provide us with a steady supply of raw milk for the growth in production expected as a result of an anticipated increase in market demand.

Results of Operations

        The following table summarizes the results of our operations for the years ended December 31, 2004, 2003 and 2002:

	2004	% of sales	2003	% of sales	2002	% of sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$1,189,291	100.0	$938,459	100.0	$824,734	100.0
of which:
Dairy	887,563	74.6	662,303	70.6	562,982	68.3
Juice	297,895	25.1	274,455	29.2	261,752	31.7
Water	3,806	0.3	1,570	0.2	—	—
Cost of sales	(861,661)	72.5	(665,104)	70.9	(579,707)	70.3
Gross profit	327,630	27.5	273,355	29.1	245,027	29.7
Selling and distribution expenses	(173,433)	14.6	(140,746)	15.0	(109,527)	13.3
General and administrative expenses	(92,816)	7.8	(75,973)	8.1	(62,955)	7.6
Other operating expenses	(8,458)	0.7	(7,481)	0.8	(6,497)	0.8
Operating income	52,923	4.4	49,155	5.2	66,048	8.0
Financial income and expenses, net	(14,618)	1.2	(15,273)	1.6	(14,131)	1.7
Provision for income taxes	(12,170)	1.0	(10,717)	1.1	(14,249)	1.7
Minority interest	(3,161)	0.3	(2,012)	0.2	(1,922)	0.2
Income from continuing operations	22,974	1.9	21,153	2.3	35,746	4.3
Income from discontinued operations, net of tax			—	—	—	—
Net income	$22,974	1.9	$21,153	2.3	$35,746	4.3
Volume,
Dairy (thnd. tons)	1,148,444	71.3	1,005,900	67.8	946,000	66.5
Juice (thnd. liters)	452,150	28.6	473,700	31.9	476,700	33.5
Water (thnd. liters)	10,495	0.1	4,900	0.3	—	—

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

  Sales

        Sales increased by 26.7% to $1,189.3 million in 2004 from $938.5 million in 2003. The dairy segment was our largest business segment, representing 74.6% of sales in 2004 compared to 70.6% in 2003.

	Year ended December 31,
	2004	% of sales	2003	% of sales
	(in thousands)		(in thousands)
Dairy products	$887,563	74.6	$662,303	70.6
Juice products	297,895	25.1	274,455	29.2
Water	3,806	0.3	1,570	0.2
Other	27	0.0	131	0.0

	$1,189,291	100.0	$938,459	100.0

        Sales in our dairy segment increased by 34.0% to $887.6 million in 2004 from $662.3 million in 2003. Sales growth was made up of sales volume growth of 14.2% and selling price increases. We sold 1,148.4 thousand tons of dairy products in 2004 and 1,005.9 thousand tons of dairy products in 2003. The average selling price increased by 17.4% from $0.658 per kilogram in 2003 to $0.773 per kilogram in 2004 driven by incremental ruble price increases, ruble appreciation and a change in the product mix favoring value added products. Our improved dairy sales were driven by our increased presence in the regions, the addition of new products to our product portfolio, the launch of new product lines and increased advertising and marketing activities.

        Sales in our juice segment increased by 8.5% to $297.9 million in 2004 from $274.5 million in 2003. We sold 452.2 million liters of juice in 2004 and 473.7 million liters of juice in 2003. Despite the sales volume decrease of 4.5%, we experienced an increase in sales due to selling price increases. The average selling price increased from $0.58 per liter in 2003 to $0.66 per liter in 2004, primarily due to incremental ruble price increases and ruble appreciation partially offset by a change in the product mix in favor of lower priced brands. In addition, a highly competitive environment required us to revisit our own distribution system in 2003, and as a result, we have reduced the number of distributors we work with and are building partner relationships with our favored distributors for long-term cooperation.

        Sales in our water segment increased by 137.5% to $3.8 million in 2004 from $1.6 in 2003. We sold 10.5 million liters of water in 2004 and 4.9 million liters in 2003.

        In 2004, 62% of our revenues came from sales in the regions, as compared to 53% in 2003. By segment, regional sales represented 59% and 63% of dairy and juice segment revenues in 2004, respectively. Over the last year, we have focused on sales growth in the regions through the expansion of our distribution network and advertising.

  Cost of Sales

        Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy products, concentrates for juices and packaging materials for all products), which accounted for 85.4% and 85.2% of our total cost of sales in 2004 and 2003, respectively. The table below sets forth these costs for both 2004 and 2003:

	Year ended December 31,
	2004	%	2003	%
	(in thousands)		(in thousands)
Raw materials	$736,229	85.4	$566,512	85.2
Personnel	44,293	5.1	33,040	5.0
Depreciation and amortization	35,865	4.2	24,753	3.7
Utilities	18,593	2.2	15,646	2.4
Goods for resale	6,675	0.8	13,640	2.1
Other	20,006	2.3	11,513	1.6

Total cost of sales	$861,661	100.0	$665,104	100.0

        Raw material costs increased by 30.0% between 2004 and 2003 and increased as a percentage of sales to 61.9% in 2004 from 60.4% in 2003, primarily due to the increase in raw milk prices by approximately 17% in ruble terms, which is 24% in dollar terms. Raw material costs as a percentage of dairy segment sales were higher (63.5% in 2004 compared to 60.7% in 2003) because of the increases in raw milk prices and packaging materials costs. Raw material costs as a percentage of juice segment sales decreased to 57.4% in 2004 from 59.8% in 2003 due to the higher prices of our juice products.

        In the dairy segment, approximately 77.0% of our raw material costs were ruble-denominated and 23.0% were hard-currency-denominated in 2004, whereas approximately 70.0% of these costs were ruble-denominated and 30.0% were hard-currency denominated in 2003. The increase in ruble-denominated costs resulted from our efforts to fix our expenses whenever possible in rubles in order to reduce exchange rate risks. In the juice segment, substantially all of our raw material costs were hard-currency denominated.

        Personnel costs increased by 34.1% between 2004 and 2003, outpacing our sales growth. The average number of production personnel decreased to 8,561 in 2004 from 9,347 in 2003 as a result of a planned reduction in production personnel in the dairy segment. Our annual payroll cost per production employee increased by 48% to $5,174 in 2004 from $3,500 in 2003 due to the reorganization and modernization of our operating processes and the related expansion of production employees' work-related responsibilities.

        Depreciation and amortization increased by 44.9% from $24.8 million in 2003 to $35.9 million in 2004, reflecting the significant capital expenditures we have been making in the last few years to increase capacity.

        Utility costs increased in absolute terms by 18.8% in 2004 due to larger production and warehouse facilities, as well as an increase in electricity and gas tariffs.

        Goods for resale include various dairy products that we purchase from independent producers and resell.

  Gross Profit

        Our gross profit increased by 19.9% to $327.6 million in 2004 from $273.4 million in 2003. Our gross margin decreased to 27.5% in 2004 from 29.1% in 2003.

        Gross margin in our dairy segment decreased to 25.4% in 2004 from 27.1% in 2003 due to the increase in raw milk prices, additional depreciation of newly installed capacity and an increase in average salaries.

        Gross margin in our juice segment decreased to 33.9% in 2004 from 34.2% in 2003. This decrease was primarily due to the additional depreciation of newly installed property, plant and equipment and an increase in average salaries.

  Selling and Distribution Expenses

        Selling and distribution expenses increased by 23.2% between 2004 and 2003. As a percentage of sales, selling and distribution expenses decreased to 14.6% in 2004 from 15.0% in 2003. Our selling and distribution expenses in 2004 and 2003 were as follows:

	Year ended December 31,
	2004	2003
	(in thousands)
Advertising and marketing	$54,298	$43,777
Personnel	43,831	36,562
Transportation	45,938	31,364
Bad debt expense	3,722	10,220
Materials and supplies	8,447	7,446
Warehouse	8,937	4,978
Other	8,260	6,399

Total selling and distribution expenses	$173,433	$140,746

        Advertising and marketing expenses increased in 2004 by $10.5 million, or 24% in absolute terms, and decreased by 0.1% in relation to sales, to 4.6% in 2004 from 4.7% in 2003. The increase in expenses was due to our continued investments into major brand promotions and media inflation on Russia's leading national television channels which, in 2004, exceeded 37%. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2004 and 2003, television advertising expenses represented more than half of our advertising budget.

        Personnel expenses increased in absolute terms by 19.9% in 2004 as compared to 2003. This increase was due to the continuing increase of our sales force as part of our regional expansion program. The average number of employees in our selling and distribution department increased to 6,008 in 2004 from 5,522 in 2003 as we continued the expansion of our distribution network into the regions. Our payroll cost per employee increased by 11% to $7,295 in 2004 from approximately $6,600 in 2003 due to our establishment of a sales-related bonus program for our sales personnel and also due to wage inflation. Our personnel costs as a percentage of sales decreased to 3.7% in 2004 from 3.9% in 2003.

        Transportation costs, which primarily consist of external transportation costs, increased by 46.5% in 2004 as compared to 2003. Our transportation expenses as a percentage of sales increased to 3.9% in 2004 from 3.3% in 2003. This increase was mainly due to the expansion of our distribution network into the regions, which allowed us to increase our sales volumes in the regions, and increased transportation tariffs. Railway transportation, which accounted for more than half of the total juice transportation expenses, was impacted by a 32% increase in our ruble tariffs, which exceeded inflation by 2.8 times.

        The implementation of additional control procedures for debt collection and modification of our distribution system allowed us to reduce the bad debt expense as a percentage to sales from 1% in 2003 to 0.3% in 2004. See "B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts" below.

  General and Administrative Expenses

        General and administrative expenses increased by 22.2% in 2004 as compared to 2003, and decreased as a percentage of sales to 7.8% in 2004 from 8.1% in 2003. Our general and administrative expenses in 2004 and 2003 were as follows:

	Year ended December 31,
	2004	2003
	(in thousands)
Personnel	$53,250	$45,281
Taxes other than income tax	11,782	5,465
Audit, consulting and legal fees	4,655	7,307
Depreciation	4,576	3,674
Materials and supplies	3,226	3,206
Communication costs	2,331	2,105
Rent	2,268	1,898
Other	10,728	7,037

Total general and administrative expenses	$92,816	$75,973

        Personnel expenses increased by 17.6%, although the average number of employees decreased to 3,140 in 2004 from 3,463 in 2003 as a result of our planned reduction of personnel carried out in connection with the changes in our business model. Our average cost per employee increased by 30% to about $16,960 in 2004 from $13,000 in 2003 mainly due to wage inflation throughout Russia and especially in Moscow, where the highest paid employees are concentrated, and due to the necessity of recruiting higher-qualified personnel.

        Taxes, other than income tax, include advertising tax, which is levied on our advertising expenses, property tax, which is levied on our property, and miscellaneous local taxes. The increase in these taxes of 115.6% in 2004 compared to 2003 was partly due to changes in legislation in relation to property tax.

        Our expenses for audit, consulting and legal services decreased by 36.3% in 2004 compared to 2003, primarily as a result of certain one-off charges in 2003 related to our issuance of loan participation notes, expansion and operations enhancement initiatives.

        Depreciation expense increased by 24.6% from $3.7 million to $4.6 million, reflecting the capital expenditures we have been making in 2003 and 2004 to support our expansion into the regions.

  Operating Income

        Operating income increased by 7.7% to $52.9 million in 2004 from $49.2 million in 2003. As a percentage of sales, operating income decreased to 4.4% in 2004 from 5.2% in 2003. As discussed above, the decrease in operating income was primarily due to the deterioration in the gross margin and changes in tax legislation.

  Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2004	2003
	(in thousands)
Interest expense	$22,348	$20,903
Interest income	(1,421)	(2,921)
Currency remeasurement gains	(7,673)	(4,834)
Bank charges	1,857	1,971
Other financial expense (income)	(493)	154

Total financial income and expense, net	$14,618	$15,273

        Interest expense increased by 6.9% in 2004 compared to 2003. This mainly resulted from the fact the interest expense for our $150 million U.S. dollar loan participation notes issued in May 2003 was accrued only for the remaining 7.5 months ending December 31, 2003 rather than for the year ending December 31, 2004. The total amount of long-term borrowings remained relatively flat at $283.2 million at December 31, 2004 compared to $283.4 million at December 31, 2003.

        We received interest income of $1.4 million from placement of temporary free funds in 2004 compared to $2.9 million in 2003. The income from temporary free funds placement in 2004 was less than in 2003 due to several factors, including less free funds in 2004 because of our active investments in additional production capacity and new acquisitions relating to the regional expansion.

        During 2004, the Russian ruble appreciated against the U.S. dollar and depreciated against the euro. As a result, we incurred currency remeasurement gains of $7.7 million. As the value of the ruble increased against the U.S. dollar in 2004, the U.S. dollar-denominated liabilities resulted in currency remeasurement gains. Similarly, as the value of the ruble decreased against the euro, the euro-denominated liabilities resulted in currency remeasurement losses. Our net monetary liabilities position in the U.S. dollar (primarily due to our U.S. dollar-denominated loan participation notes) and the euro resulted in a currency remeasurement gain. See also Note 4 to our Consolidated Financial Statements included elsewhere herein.

  Provision for Income Taxes

        Our provision for income taxes for the years ended December 31, 2004 and 2003 was as follows:

	Year ended December 31,
	2004	2003
	(in thousands)
Current provision	$18,189	$14,866
Deferred benefit	(6,019)	(4,149)

Total provision for income taxes	$12,170	$10,717

        Provision for income taxes amounted to $12.2 million in 2004 and $10.7 million in 2003. These provisions comprise current income tax charges of $18.2 million in 2004 and $14.9 million in 2003, and deferred tax benefits of $6.0 million in 2004 and $4.1 million in 2003. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

        In 2004, our effective income tax rate was 31.8% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes and changes in the valuation allowance for deferred tax assets and tax benefits for small enterprises. In 2003, our effective income tax rate was 31.6% compared to the Russian statutory income tax rate of 24.0%. This increase of our effective tax rate is primarily due to non-deductible expenses for Russian taxation purposes and the decrease of income tax privileges for small business enterprises benefit in 2004 as compared with 2003. In 2003 and to a lesser extent in 2004, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2004 and 2003, our income tax expense would have been higher by $1.3 million and $3.0 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations."

  Minority Interest

        The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2004 and 2003, net profits on continuing operations attributable to minority shareholders of our subsidiaries increased to $3.2 million from $2.0 million. The increase in the profits of the Moscow Baby Food Plant significantly reflects the minority interest expense increase in 2004 compared with the year ended December 31, 2003. During 2004, we acquired an additional 6.2% of Tsaritsino Dairy Plant, 25% of Ramenskoe Milk and 4.56% of Fruktopak (formerly Depsona), thus also reducing the minority stakes in these plants, offset by profit at our subsidiaries with minority shareholders.

  Net Income

        Net income increased in 2004 to $23.0 million (1.9% of sales) from $21.1 million (2.3% of sales) in 2003, primarily as a result of the increase in operating income explained above, which was partially offset by an increase in income tax expense.

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

        Sales in our dairy segment increased by 17.6% to $662.3 million in 2003 from $563.0 million in 2002. Sales growth was made up of sales volume growth of 6.3% and selling price increases. We sold 1,005.9 thousand tons of dairy products in 2003 and 946.0 thousand tons of dairy products in 2002. The average selling price increased by 10.0% from $0.60 per kilogram in 2002 to $0.66 per kilogram in 2003 driven by incremental ruble price increases, ruble appreciation and a change in the product mix favoring value added products. Our improved dairy sales were driven by our increased presence in the regions, the addition of new products to our product portfolio, the launch of new product lines and increased advertising and marketing activities.

        Sales in our juice segment increased by 4.9% to $274.5 million in 2003 from $261.8 million in 2002. We sold 473.7 million liters of juice in 2003 and 476.7 million liters of juice in 2002. Sales growth was made up of sales volume decrease of 0.6% and selling price increases. The average selling price increased from $0.55 per liter in 2002 to $0.58 per liter in 2003, primarily due to incremental ruble price increases and ruble appreciation partially offset by a change in the product mix in favor of lower priced brands. A highly competitive environment required us to revisit our own distribution system. We are reducing the number of distributors and building partner relationships with our favored distributors for long-term cooperation. Due to significant competition and revision of our distribution system our sales volumes were flat.

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

        Raw material costs increased by 11.9% between 2003 and 2002 but decreased as a percentage of sales to 60.4% in 2003 from 61.4% in 2002, primarily due to the positive effect of sales price increases. Raw material costs as a percentage of dairy segment sales were relatively stable (60.7% in 2003 compared to 60.8% in 2002) because increases in raw milk prices and packaging materials costs were offset by sales price increases. Raw material costs as a percentage of juice segment sales decreased to 59.8% in 2003 from 62.6% in 2002 due to the higher prices of juice products.

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

        Gross margin in our dairy segment decreased to 27.1% in 2003 from 29.3% in 2002 due to the increase in raw milk prices, additional depreciation of newly installed capacity, personnel growth and an increase in average salary.

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

        Transportation costs, which primarily consist of external transportation costs, increased by 27.0% in 2003 as compared to 2002. Our transportation expenses as a percentage of sales increased to 3.3% in 2003 from 3.0% in 2002. This increase was mainly due to the expansion of our distribution network into the regions, which allowed us to increase our sales volumes in the regions, and increased transportation tariffs. Railway transportation, which accounted for more than half of the total juice transportation expenses, was impacted by a 40% increase in our ruble tariffs, which exceeded inflation by more than three times.

        Strong competition in the juice market led to our making better payment terms (i.e., longer payment periods) available to our distributors, resulting in higher debtor levels and credit risks in the juice segment. For that reason, in 2003, we recorded a higher bad debts expense of $5.6 million. In addition, in connection with our subsequent revision of the juice segment distribution system both in Moscow and the regions we increased our bad debt reserve to account for losses resulting from changes in our relationships with our distributors, which constituted $2.1 million. See "B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts" below.

  General and Administrative Expenses

        General and administrative expenses increased by 20.7% in 2003 as compared to 2002, and increased as a percentage of sales to 8.1% in 2003 from 7.6% in 2002. Our general and administrative expenses in 2003 and 2002 were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Personnel	$45,281	$33,800
Audit, consulting and legal fees	7,307	2,613
Taxes other than income tax	5,465	11,872
Depreciation	3,674	2,075
Materials and supplies	3,206	2,399
Communication costs	2,105	1,800
Rent	1,898	1,531
Other	7,037	6,865

Total general and administrative expenses	$75,973	$62,955

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

        Taxes, other than income tax, include advertising tax, which is levied on our advertising expenses, property tax, which is levied on our property and miscellaneous local taxes. The decrease in these taxes of 54.0% in 2003 compared to 2002 was partly due to the cancellation in 2003 of certain turnover taxes, which were levied on our sales during 2002. In 2004, we expect significant increases in property taxes due to the repeal of a property tax privilege for our dairy segment pursuant to changes in tax legislation that took effect from 2004.

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

        During 2003, the Russian ruble appreciated against the U.S. dollar and depreciated against the euro, as a result we incurred currency remeasurement gains of $4.8 million. Commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. As the value of the ruble increased against the U.S. dollar in 2003, the U.S. dollar-denominated liabilities resulted in currency remeasurement gains. Similarly, as the value of the ruble decreased against the euro, the euro-denominated liabilities resulted in currency remeasurement losses. Our net monetary liabilities position in the U.S. dollar and the euro resulted in a currency remeasurement gain.

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

        In 2003, our effective income tax rate was 31.6% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, and changes in the valuation allowance for deferred tax assets and tax benefits for small enterprises. In 2002, our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%. This increase of our effective tax rate is primarily due to the decrease of income tax privileges for small business enterprises benefit in 2003 as compared with 2002. In 2002 and to a smaller extent in 2003, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2003 and 2002, our income tax expense would have been higher by $3.0 million and $4.9 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations."

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

  •
  acquisitions; and

  •
  repayment of debt.

        We anticipate that capital expenditures, acquisitions and repayment of long-term debt will represent the most significant uses of funds for several years to come. In 2004, we continued to purchase property, plant and equipment in order to increase production capacity at our new and existing subsidiaries in anticipation of the expected further growth in the Russian economy and the attendant rising incomes.

  Capital Expenditures

        Our total capital expenditures in 2004, excluding acquisitions, amounted to $72.6 million, including $58.3 million of cash spent (net of $9.5 million of redemption of current payables for capital expenditures as of December 31, 2003), $7.0 million of current payables for capital expenditures as of December 31, 2004 and $7.3 million of new vendor credits. Capital expenditures in our dairy segment amounted to $62.2 million and related to the improvement of our existing dairy production facilities, continuing investments into new lines for yogurts and cheese, and investments in programs for raw milk capacity supply in regions. Capital expenditures in our juice segment amounted to $7.4 million and related mainly to the installation of new production lines and other operating equipment at the Ramenskiy Plant. Capital expenditures in our water segment amounted to $1.4 million and related to the installation of bottle blowing and water bottling lines. Our corporate and common capital expenditures, including those relating to IT infrastructure and software, totaled $1.6 million.

        Our capital expenditures, excluding acquisitions, for the period from 2002 to 2004 are set forth in the following table:

	Year ended December 31,
	2004	2003	2002	Total
	(in millions)
Dairy segment	$62.2	$70.5	$99.7	$232.4
Juice segment	7.4	31.7	26.5	65.6
Water segment	1.4	1.9	5.6	8.9
Corporate and common expenditures	1.6	3.1	4.2	8.9

Total capital expenditures	$72.6	$107.2	$136.0	$315.8

        In the next few years, in the dairy segment, we will focus on improvements in our infrastructure to ensure the highest quality and increased shelf life of our products to provide capacity for a wider product range and to enhance operating efficiency and productivity. In our juice segment, we are completing our general equipment upgrade program. The following table summarizes our estimated capital expenditures, excluding acquisitions, for the period from 2005 to 2007:

	Year ended December 31,
	2005	2006-2007	Total
	(in millions)
Dairy segment	$73.6	$152.1	$62.6
Juice segment	28.0	33.8	61.8
Water segment	0.7	1.5	2.2
Corporate and common expenditures	1.2	2.4	3.6

Total capital expenditures	$103.5	$189.8	$293.3

  Acquisitions of Subsidiaries

        During 2004, 2003 and 2002 we made a number of acquisitions for total consideration of $5.3 million, $9.9 million and $39.6 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to purchase minority stakes. The following table summarizes our acquisitions in the last three years:

	Direct ownership interest acquired, %	Cash cost of investment (in thousands)
2004
Tsaritsino Dairy Plant (purchase of minority stake)	6	$3,406
Atamanskoe	88	904
Ramenskoe Milk (purchase of minority stake)	25	534
Fruktopak (formerly Depsona) (purchase of minority stake)	5	129
Other	various	344

Total		$5,317

2003
Siberian Cheese (warehouse)	100	$2,633
Essentuki	100	4,118
Ufa Dairy Plant (purchase of minority stake)	48	3,138
Other	various	54

Total		$9,943

2002
Baltic Milk (formerly Roska)	100	$11,634
Ruselectrocenter (Tomilino)	100	6,000
Kharkov Dairy Plant	82	5,136
Moscow Baby Food Plant (purchase of minority stake)	25	5,000
Fruktopak (formerly Depsona)	95	3,458
Novokuibyshevsk Milk	87	2,900
Buryn Dry Milk Plant	76	1,723
Tuymazinskiy Dairy Plant	85	1,552
Moloko Veidelevki	100	335
Gulkevichy Dairy Factory	52	297
Other	various	1,536

Total		$39,571

        See "Item 4. Information on Our Company" for more information on our acquired businesses and Note 4 to our Consolidated Financial Statements included elsewhere herein. In addition to acquisitions mentioned above, as of December 31, 2004, we also issued a cash advance for the further purchases of minority stakes in certain of our legal entities. We expect to invest an additional $45.5 million in new acquisitions in the next three years.

Capital Resources

        We generally rely on operating cash flows and bank loans to finance capital expenditures and acquisitions. In addition, we finance a significant portion of our equipment purchases through vendor financings. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations."

Debt

        Our debt consists of notes, bank loans and vendor financing for property, plant and equipment. The following table summarizes our debt position at December 31, 2004 and 2003:

	At December 31, 2004	At December 31, 2003
	(in thousands)
Long-tem debt, including current portion:
Notes	$201,709	$206,958
Bank loans	8,056	9,651
Vendor financing	55,849	66,340

Total	$265,614	$282,949
Short-term debt	$17,554	$493

Total debt	$283,168	$283,442

Denominated in:
U.S. dollars	$192,186	$201,409
Euro	21,462	23,401
Rubles	69,520	58,632

        Our debt matures as follows:

Year	(in thousands)
2005	$35,089
2006	74,776
2007	11,431
2008	156,454
2009 and thereafter	5,418

Notes

  Wimm-Bill-Dann Foods U.S. Dollar Notes

        On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000,000 loan (the "Loan") to us. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. Ten of our subsidiaries unconditionally, irrevocably, jointly and severally guarantee our obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

  Wimm-Bill-Dann Foods Ruble Notes

        On April 15, 2003, we issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles ($51.709 million at the exchange rate as of December 31, 2004). The notes are redeemable by us on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second, third and forth coupon periods the interest rates were 11.98%, 9.38% and 8.48%, respectively, and interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. The current interest rate is 10.78%. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

  Lianozovo Dairy Plant Ruble Notes

        On November 1, 2001, Lianozovo Dairy Plant issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes were unconditionally guaranteed by us and mature on November 1, 2004. Interest was payable quarterly. For the first year, interest was fixed at 22.75% and was subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. For the period from January 31, 2004 to October 29, 2004 interest was fixed at 10.94%. The notes were repaid on October 29, 2004.

  Bank Loans

        Substantially all of our bank loan balance at December 31, 2004 consisted of hard-currency denominated loans from ING Bank (Eurasia), Commerzbank and International Moscow Bank, at interest rates ranging from 2.72% to 5.62%. Our short-term debt balance at December 31, 2004 consisted of loans from the Moscow City Government, Alfa-bank and Sberbank at interest rates ranging from 6.5% to 16%.

  Vendor Finance

        We have agreements with suppliers of equipment which provide financing for the periods ranging from one to nine years. The total amount of our vendor financing obligations as of December 31, 2004 and 2003, respectively, was $40.7 million and $48.8 million, euro 10.5 million and 13.2 million ($14.2 million and $16.5 million at the exchange rate as of December 31, 2004 and 2003, respectively) and 26.3 million rubles and 32.2 million rubles ($0.95 million and $1.09 million at the exchange rate as of December 31, 2004 and 2003, respectively). This financing was provided at interest rates of LIBOR plus 1.50%, EURIBOR plus 1.50% and 16% for ruble denominated contracts. The majority of equipment financing was provided by one supplier, Tetra Pak. At December 31, 2004 and 2003, property, plant and equipment amounting to $59.7 million and $53.9 million, respectively, served as collateral under these financing agreements.

Cash Flows

        A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2004	2003	2002
	(in thousands)
Cash provided by (used in) operating activities	$71,720	$29,940	$(6,863)
Cash used in investing activities	(73,808)	(95,142)	(122,677)
Cash (used in) provided by financing activities	(16,159)	73,399	152,600
Impact of exchange rate differences on cash and cash equivalents	1,774	2,727	(639)
Net (decrease) increase in cash	$(16,473)	$10,924	$22,421
Cash paid for acquisition of property, plant and equipment	$(67,804)	$(91,974)	$(78,505)
Cash paid for acquisition of subsidiaries, net of cash acquired	$(6,697)	$(7,002)	$(39,571)
Vendor financed acquisitions of property, plant and equipment	$7,336	$12,899	$51,597

        In 2004, the major sources of our funds were our operating cash flows. Proceeds from operating activity were primarily used to finance our investing activities.

        We spent $73.8 million on our investment activities in 2004, including acquisitions of property, plant and equipment of $67.8 million, acquisitions of subsidiaries of $6.7 million, investments in direct financing leases of $1.7 million and other investment activities of $0.3 million, offset by $0.7 million proceeds from disposal of investments and $2.0 million proceeds from disposal of property, plant and equipment.

        Vendor financed acquisitions of property, plant and equipment totaled $7.3 million in 2004 compared to $12.9 million in 2003 because of the overall reduction in our capital expenditures and an increase in construction and installation works, which is not normally vendor financed.

        Net cash provided by operating activities in 2004 was $71.7 million, compared with $29.9 million in 2003. The improvement in 2004 was due to an improvement in our operating cycle, including a reduction of tax receivables balance and increase in trade accounts payable.

Working Capital

        Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and short-term debt.

        At December 31, 2004, our cash and cash equivalents balance was $23.8 million ($21.0 million in rubles and $2.8 million in hard currencies), and our working capital balance was $164.0 million. Our working capital position at December 31, 2004 was lower compared to $187.8 million at December 31, 2003, primarily due to an increase in trade payables and short-term loans. We believe that our working capital is sufficient for our present requirements.

        Taxes receivable decreased by $7.0 million to $85.6 million as of December 31, 2004 from $92.6 million as of December 31, 2003. Taxes receivable represents VAT (value added tax) due from the state budget. The decrease at December 31, 2004 was primarily due to the refund by the Russian tax authorities of significant VAT receivables related to prior years. The decrease to $85.6 million in 2004, included $42.1 million on dairy and $41.0 million on juice, compared to $51.5 million and $40.3 million, respectively, in 2003. Under existing tax legislation we are able to offset this VAT against income taxes and other taxes payable to the state budget and to recover from the state budget. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget. In 2004, $30.8 million in VAT tax was recovered from the state budget in cash and $8.2 million was recovered by an offset with social and profit taxes. We also received $1.1 million from the tax authorities as penalties. Provided we are successful in collecting VAT from the state budget, the total balance of VAT receivable will continue to decrease.

        Trade accounts payable increased to $62.4 million at December 31, 2004 from $51.5 million at December 31, 2003. Trade payables turnover averaged 27 days as of December 31, 2004 and 28 days as of December 31, 2003.

        Trade receivables increased from $57.4 million as of December 31, 2003 to $62.2 million as of December 31, 2004 after the allowance for bad debts of $13.9 million, as compared to $11.5 million as of December 31, 2003. Trade receivables turnover averaged 19 days as of December 31, 2004 and 23 days as of December 31, 2003.

        Inventory in both our dairy and juice segments primarily consisted of raw materials and finished goods. Turnover of inventory in days as of December 31, 2004 amounted to 49 days, as compared to 55 days as of December 31, 2003.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

        Our credit ratings as of the date of this document are as follows:

Rating Agency	Company's rating	Long-Term Debt Rating	Outlook/Watch
Moody's(1)	B1	B3	n/a
Standard & Poor's(2)	B+	n/a	negative

(1)
Rated on April 29, 2004.

(2)
Rated on March 23, 2004.

        The loan agreement relating to our $150 million loan participation notes due 2008 contains provisions requiring, subject to certain conditions, our prepayment of the loan in full in the event that a change in control or merger results in a decline in our credit ratings.

Critical Accounting Policies and Estimates

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated Financial Statements included elsewhere herein.

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

  Allowance for Doubtful Accounts

        Allowance for doubtful accounts is established if there is objective evidence that we will not be able to collect the amounts due according to original contractual terms and reduces receivables to amounts expected to be collected. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Our provisions cover individual balances where there is evidence that losses are probable as at the balance sheet date. We use significant judgment in estimating uncollectible amounts. While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated Financial Statements.

  Accounting for Income Taxes

        We assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our Consolidated Financial Statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

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

  Impairment of Goodwill and Long-Lived Assets

        When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, we estimate the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), we would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its recoverable amount, which is the higher of either fair market value or value in use. We carry out the impairment test for property, plant and equipment and goodwill when indicators exist.

        For purposes of determining goodwill recognition, we perform a review for possible impairment of goodwill at least on an annual basis at the reporting unit level. If the fair value of the reporting unit is less than the carrying amount of the reporting unit including goodwill, we would then calculate the impairment loss as the excess of the carrying value of the goodwill over its implied fair value, which is to be recognized in same manner as the amount of goodwill is recognized in a business combination.

Accounting Pronouncements Issued But Not Yet Adopted

        In November 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 151, "Inventory Costs," an amendment of the Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

        The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. Management believes that the adoption of the provisions of SFAS Statement No. 151 will not have a material impact on our results of operations, financial position, or cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

        In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Assets Retirement Obligations." FIN No. 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 is effective no later than the end of the fiscal year ending December 15, 2005. We do not expect that the adoption of FIN No. 47 will have a material effect on our financial position, results of operations or cash flow.

C.    Research and Development, Patents and Licenses, etc.

        We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2004, our product and technologies development departments located at Lianozovo Dairy Plant had 42 employees and our new juice product and quality department at the Ramenskiy Plant had 26 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2004, 2003 and 2002 we spent approximately $0.6 million, $1.2 million and $0.9 million on activities associated with new product development. For a more detailed discussion of new product development see "Item 4. Information on Our Company—B. Business Overview—New Product Development."

D.    Trend Information

Markets

        The Russian economy continues to experience growth, having grown at rates of 7.1%, 7.3% and 4.7% in 2004, 2003 and 2002, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more juice-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

Dairy Segment

        In 2004, raw milk prices increased by approximately 17% in ruble terms, which is 24% in dollar terms. We expect the price for raw milk to continue increasing in both U.S. dollar and ruble terms during 2005, impacting the profit margins on our dairy products. We believe the higher raw milk prices are due to the increased demand for raw milk from regional dairy producers, coupled with the decline of dairy cattle stock in Russia and increase in the cost of raw milk production.

        After a period of relatively stable dairy production since 2000, domestic dairy production in Russia suffered a year-on-year slump in 2004. The general decline was partly due to the on-going reduction of dairy cattle in Russia and, consequently, higher gross national dairy production is not expected in 2005. As a result, the volume of imported dairy products has increased, which we expect will continue in 2005.

        Despite the decline in domestic dairy production, dairy product sales increased in 2004. The most significant growth was seen in the dairy desserts segment, including juice/milk products, yogurts and curd desserts. In addition, the market for cheese products grew substantially in 2004. Industry experts estimate that the Russian dairy market will grow by 2.5% in 2005, and that, due to inflation, growth will be higher in monetary terms than in actual volumes due to price increases for packaged dairy products.

        The regional structure of Russia's dairy market continued to shift in 2004, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Center region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2005.

        Milk and kefir were key drivers of the volume growth in our dairy segment. At the same time yogurts, dairy deserts and juice containing dairy drinks grew at a lower pace than we initially anticipated. However, we believe that the consumption of these higher margin products will increase in 2005.

Juice Segment

        In 2003 and 2004, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. These price increases were more moderate in 2004 than in 2003, and we expect that price increases for juice concentrate and other materials to remain flat during 2005. However, prices can still be influenced by weather conditions and harvests. Also, as euro to dollar exchange rates in 2004 were unstable and a significant part of our concentrates prices are denominated in euro, the cost of juice production was higher in 2004 than in 2003. We expect fluctuations in the euro to dollar exchange rates will continue to impact our juice production costs in 2005, and also may result in a further decrease in juice margins.

        Average selling prices of our juice products increased during 2004. We expect further moderate increases in juice sales prices in rubles terms in 2004 and increased share of value-added products. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower price products, which will have a negative effect on our gross margin.

Water Segment

        We entered the mineral water market in 2003. We estimate that the mineral water market in Russia is growing at approximately 20% a year. Our water division, which has now merged with our juice division in to a new "beverage" division, is planning to diversify its product range in 2005 to include lower priced brands catering to the mass market and expanding its production capacity and shelf presence with newly launched formats of its Essentuki brand.

        The increase in cost of raw material and packaging is predicted to be stable and increased cost of transportation and promotional campaigns for newly launched brands could negatively impact our margins and operating income.

        From January 1, 2005, we merged our juice and water divisions to create the new "beverage division."

Selling and Distribution Expenses

        Our selling and distribution costs increased in 2004 as compared to 2003 in absolute terms and decreased as a percentage of sales. In particular, our advertising, personnel and transportation costs increased, in large part as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. We expect these trends to continue and these expenses may continue to outpace our sales growth.

Exchange Rates and Inflation

        A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro. These include capital expenditures and borrowings as well as costs of packaging materials, juice concentrates and certain other raw materials. As a result, a decline in the value of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with ruble's decline in value due to competitive pressures, our margins will suffer. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness. In nominal terms, the ruble depreciated against the U.S. dollar in 2002 (7.0%), appreciated in 2003 (2.2%) and appreciated in 2004 (5.4%), according to the Central Bank of the Russian Federation.

        Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. Inflation in Russia for 2004, 2003 and 2002 was 11.7%, 12.0% and 15.1%, respectively. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins.

        Real appreciation of the ruble against U.S. dollar positively affects our revenues. According to the Central Bank of the Russian Federation, the ruble appreciated in real terms against the U.S. dollar by 6.0%, 13.6% and 14% in 2002, 2003 and 2004, respectively.

E.    Off-balance Sheet Arrangements

        As of December 31, 2004, we did not have any off-balance sheet arrangements.

F.     Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

        The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2004:

	Payments due by periods At December 31, 2004
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Notes payable	201,709	—	51,709	150,000	—
Vendor financing obligations	55,849	16,598	27,378	11,336	537
Long-term loans	8,056	936	7,120	—	—
Unconditional purchase obligations	$12,329	$12,329	—	—	—
Short-term loans	17,554	17,554	—	—	—

Total	$295,497	$47,417	$86,207	$161,336	$537

        Interest payable for the future periods is not included. We do not have any contingent commitments as at December 31, 2004.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director, Chairman of Management Board
Guy de Selliers(2)	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Michael A. O'Neil	1945	Director
Alexander S. Orlov(1)	1948	Director
Vladimir N. Sherbak(2)	1939	Director
Earnest Linwood Tipton(2)	1934	Director
Victor A. Tutelyan	1942	Director
Evgeny G. Yasin	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Dmitry A. Anisimov	1971	Chief Financial Officer, Management Board Member
Vera V. Eliseeva	1958	Head of Human Resources, Management Board Member
Marina G. Kagan	1968	Head of External Communications and Investor Relations, Management Board Member
Gennady K. Krainov	1951	Director of Information, Analysis and Control Department, Management Board Member
Oleg E. Kuzmin	1969	Head of Dairy Business Unit, Management Board Member
Jamshid Yadegardjam	1965	Head of Beverages Business Unit, Management Board Member

(1)
Party to the Amended and Restated Partnership and Cooperation Agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

(2)
Member of the Audit Committee.

        David Iakobachvili has served as Chairman of our Board of Directors since June 8, 2001. He also serves as chairman of the board of directors of Central European Brewing Company. In addition, Mr. Iakobachvili serves on the boards of a number of national and international organizations, associations and unions, including Rusbrand, Russian Union of Industrialists and Entrepreneurs, Russian Chamber of Commerce and Industry, National Corporate Governance Council, U.S.-Russia Business Council, Russian-American Business Council, Russo-British Chamber of Commerce, Moscow International Business Association, Senate of Economic Advisers of the European Democracy Forum, World Economic Forum and Monaco World Summit. Mr. Iakobachvili owns 7.76% of our outstanding stock in the form of ordinary shares and 1.70% in the form of GDRs.

        Sergei A. Plastinin serves as the Chairman of our Management Board, which is our chief executive officer position. In 1993, he served as General Director of UT Center LLC; from 1994 to 1995, he was General Director of NPP of Juices and Drinks JSC; from 1996 to 1998, he was Deputy Director of PK Lianfruct JSC; from 1996 to 1998 he served as Deputy Director of Production of Foods CJSC; and from 1998 to 1999, he was Deputy Director of the Lianozovo Dairy Plant. Since 1996, Mr. Plastinin has acted as Executive Director of PAG Rodnik CJSC. In 1998, Mr. Plastinin served as Deputy General Director of Production and Trade Group WBD CJSC. In addition, since 1998 Mr. Plastinin has acted as a consultant to the Lianozovo Dairy Plant. All of these companies either currently are or formerly were a part of our group of companies. Mr. Plastinin owns 9.30% of our outstanding stock in the form of ordinary shares and 1.45% in the form of GDRs.

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

        Mikhail V. Dubinin served as Deputy General Director of ISSA, one of the first companies of our group, from 1992 to 1993. From 1993 to 1994, he was the General Director of UT Center LLC; from 1994 to 1995, he was Executive Director of NPP of Juices and Drinks JSC; from 1995 to 1996, he was President of Trade Company WBD CJSC; from 1996 to 1997, he was consultant at Trade Company WBD CJSC; from 1997 to 1998, he served as Deputy Director (Economic Affairs) of the Lianozovo Dairy Plant; from 1998 to 2002, he was Deputy General Director of Production and Trade Group WBD. All of these companies either currently are or formerly were a part of our group of companies. Mr. Dubinin owns 5.71% of our outstanding stock in the form of ordinary shares and 0.81% in the form of GDRs.

        Michael A. O'Neil received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967. From 1989 to 1991, Mr. O'Neill was Deputy Region Manager of the Coca-Cola Company. From 1991 to 1997, he was the Region Manager of Eurasia of the Coca-Cola Company. From 1997 to 2000, Mr. O'Neill was the President of Nordic and Northern Eurasia Division of the Coca-Cola Company. In 2000, Mr. O'Neill retired from the Coca-Cola Company and he has acted as consultant to it since then.

        Alexander S. Orlov was director of the milk department of the Moscow Baby Food Plant from 1992 to 1994; from 1994 to 1997, Mr. Orlov served as General Director of the Moscow Baby Food Plant; from 1997 to 1998, he was General Director of the Lianozovo Dairy Plant. From May 1998 through December 2002, Mr. Orlov has served as General Director of Production and Trade Group WBD. In addition, during 2001 to 2003, Mr. Orlov was a consultant to the Lianozovo Dairy Plant and Deputy Chairman (but not a member) of our Management Board. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Milk Industry in 1975. Mr. Orlov owns 3.47% of our outstanding stock in the form of ordinary shares and 0.52% in the form of GDRs.

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

        Gavril A. Yushvaev has served as a member of our Board of Directors since June 14, 2005. He also serves as the president and a member of the board of directors of ZAO "RusAgroProject," and a member of the Board of Directors of ZAO "Agricultural Complex Gorki-2" and ZAO Plemhoz "Naro-osanovsky." Mr. Yushvaev, who is our largest shareholder, owns 16.57% of our outstanding stock in the form of ordinary shares and 2.24% in the form of GDRs.

        Dmitry A. Anisimov has served as our Chief Financial Officer since April 2005 and also serves as a member of our Management Board. Mr. Anisimov also serves as the Financial Director of the Dairy Business Unit, a position he has held since May 2003. Prior to joining us, he served as Regional Corporate Finance Manager for Motorola's operations in Russia and the CIS from March 1999 to May 2003. Prior to that, he worked for Cadbury Confectionary and British Petroleum PLC. Mr. Anisimov has a degree in economics from the Moscow State Institute of International Relations.

        Vera V. Eliseeva has served as our Head of Human Resources since October 2004 and also serves as a member of our Management Board. Prior to joining us, she worked for PATHWAYS HR training & consultancy as a senior partner from May 2003 to October 2004. She served as the Director of Human Resources for Troika Dialog from November 1999 to April 2003, and from September 1997 to November 1999 she worked as a compensation and benefits manager at Nestle Food LLC. Ms. Eliseeva graduated from Moscow State Institute of International Relations (MGIMO) and received a Master's Degree in business economics from California State University, Hayward.

        Marina G. Kagan graduated from Westminster University in London, England. From 1991 to 1998, Ms. Kagan worked for BBC radio and TV, serving as a Moscow correspondent for the BBC World Service from 1995 to 1998. She joined Gavin Anderson & Co, an international investor and public relations consultancy, in 1998, where she served on the Board of Directors until 2001. From 2001 to 2004, Ms. Kagan worked at Shared Value, a London-based international financial public relations and investor relations firm, where she was a partner. Ms. Kagan has served as the Head of our External Communications and Investor Relations Department and a member of our Management Board since 2004.

        Gennady K. Krainov has served as Director of our Information, Analysis and Control Department since December 2003 and as a member of our Management Board since June 2005. He also serves on our Anti-crisis and Investment Committees and as the Chairman of our Advisory Committee for Classified Commercial Information. From 1975 until the end of 2003, Mr. Krainov held managerial positions within national security bodies and the tax police, and also worked for the Russian External Trade Ministry and Chamber of Commerce and Industry. Mr. Krainov graduated from the Moscow Geological Survey Institute and from the Higher KGB School, where he received a legal degree.

        Oleg E. Kuzmin has served as the Head of our Dairy Business Unit since August 2004 and also serves on our Management Board. Mr. Kuzmin has worked for us since 1995. From September 2003 to August 2004, he served as the Director for Operating Management of our Dairy Business Unit. Prior to that, he served in various managerial positions, including as head of our cheese project, Director of the Nizhny Novgorod Dairy Plant, Strategy Director at the Lianozovo Dairy Plant and Marketing Director at Trade Company Wimm-Bill-Dann. Mr. Kuzmin graduated from Moscow State Technical University named after N.E. Bauman and from Moscow State University. He also received an MBA from the Academy of National Economy of the Government of Russian Federation.

        Jamshid Yadegardjam has served as the Head of our Beverages Business Unit since March 2005 and also serves on our Management Board. He served as our Deputy Chief Financial Officer responsible for Investor Relations from 2002 until December 2003 and as the Head of our former Mineral Water Business Unit from December 2003 to March 2005. Prior to joining us, he held managerial positions with various companies in the consumer products, automotive, industrial and banking industries. Mr. Yadegardjam received a Bachelor's degree and an MBA from the University of Ottawa.

        All of our directors were elected on June 14, 2005 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2006.

B.    Compensation of Directors and Senior Management

        In 2004, the aggregate amount of compensation paid to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $2.2 million. No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2004.

        We compensate each board member $50,000 annually, plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board is compensated $300,000 annually plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. We also compensate each member of the Personnel and Compensation Committee and each member of the Investment and Strategic Planning Committee $3,000 and each member of the Audit Committee $5,000 for participation in each planned direct Committee meeting.

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eleven members, six of whom are independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders" for more information regarding the competence of our shareholders' meetings. The members of our Board of Directors serve pursuant to a contract. The contracts do not provide for benefits to the board members upon termination of their employment. We indemnify each member of our Board of Directors pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a director, subject to certain limitations. The agreements also limit the liability of the directors to compensate us for any losses caused by them as well as our ability to take any action against them, subject to certain exclusions.

        All of our directors were elected on June 14, 2005 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2006. The business address for all of our officers and directors is 16 Yauzsky Boulevard, Moscow 109028, Russian Federation.

Management Board

        The size of our Management Board, which consists of our executive officers, is determined by the Board of Directors and currently consists of seven members: Sergey A. Plastinin, Dmitry A. Anisimov, Marina G. Kagan, Vera V. Eliseeva, Jamshid Yadegardjam, Oleg E. Kuzmin and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them as well as our ability to take any action against them, subject to certain exclusions.

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

Board of Directors Committees

  Audit Committee

        The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is currently comprised of three independent directors, G. de Selliers, E. Linwood Tipton and V. Sherbak. Our Board of Directors has determined that G. de Selliers is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

        The goals and objectives of the Audit Committee, as set forth in the bylaws, are to assist the Board of Directors in carrying out its oversight responsibilities in the areas of:

  •
  our financial statements and the processes of their preparation;

  •
  our internal accounting and financial control system;

  •
  work of the internal audit service and independent auditors;

  •
  qualifications and independence of the independent auditors;

  •
  our compliance with ethical principles; and

  •
  requirements of legislative and normative acts.

        According to the bylaws, the Audit Committee shall meet, separately from the non-independent directors, at least once during each fiscal quarter and more frequently as the Committee deems desirable. To improve the effectiveness of the Audit Committee, a major auditing firm (other than our independent auditor) has been hired to advise the Audit Committee.

  Investment and Strategic Planning Committee

        The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. O'Neil, an independent director who serves as the Committee Chairman, S. Plastinin, M. Dubinin and V. Tutelyan. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions, and strategic planning.

        According to the bylaws, the Investment and Strategic Planning Committee shall meet not less than once during each fiscal quarter.

  Personnel and Compensation Committee

        The Personnel and Compensation Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of E. Yasin, an independent director who serves as Committee Chairman, and A. Orlov. According to the bylaws, the Personnel and Compensation Committee is tasked with assisting in the selection of Board of Directors candidates. Its members also assist the Management Board in formulating and implementing:

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

Company Committees

  Disclosure Committee

        Our Disclosure Committee was formed on March 24, 2003 by order of the Chairman of our Management Board. It is currently composed of 12 members, including our Chief Financial Officer, Head of Corporate Communications and Investor Relations, General Counsel, Head of the Treasury, Head of Internal Audit, Head of the Dairy Unit, Head of the Beverages Unit, Financial Director of the Beverages Unit, Head of the Baby Food Unit, Financial Director of the Baby Food Unit, Head of the International Accounting Department and the Head of the Reporting, Budgeting and Analysis Department.

        The Disclosure Committee functions pursuant to bylaws and meets as determined by the Committee. It is directly supervised by and reports to the Chairman of the Management Board and Chief Financial Officer.

        According to its bylaws, the Disclosure Committee is tasked with:

  •
  overseeing the gathering, evaluating and reporting of information relating to our disclosure obligations;

  •
  evaluating our system of disclosure controls and procedures; and

  •
  preparing written confirmations relating to our observance of the information disclosure rules and principles.

        As set forth in the bylaws, the Disclosure Committee is also responsible for all aspects of information disclosure, including ensuring proper documentary execution, transmission, implementation and performance of our rules and principles of information disclosure as well as for coordinating the work of our legal department, external and internal auditors, and our other departments for the purpose of preparation our annual reports and other disclosure documents in accordance with applicable law.

  Audit Commission (for financial reporting under Russian law)

        The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has six members: E.V. Bogutskaya, E.B. Kuznetsova, N.N. Kolesnikova, M.A. Naumova, N.V. Romanova and Yu.A. Chudina. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders' meeting, which will take place between May 1 and June 30, 2006.

Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website http://www.wbd.com/f  reports/corp  govern/.

D.    Employees

        In 2004, we had an average of 17,709 employees within Russia and the other countries of the CIS, including 8,561 production employees, 6,008 commercial employees and 3,140 administrative employees. We do not employ a significant number of part-time employees. To date, we have experienced a low level of departures, voluntary or otherwise. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production and Supply	Marketing and Distribution	General and Administration	Percent Increase (Decrease) over Prior Year
2004	8,561	6,008	3,140	(3)%
2003	9,347	5,522	3,463	13%
2002	8,812	4,326	3,105	43%

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

E.    Share Ownership

        Each ADS is the economic equivalent of one share of our common stock.

        The aggregate beneficial interest of our directors, senior management and employees as of April 26, 2005, was as follows:

Number of Shares of common stock	Number of GDRs	% capital stock outstanding
18,839,114	2,995,079	49.53%

        For further description of the individual interest of our directors and senior management, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our common stock as of April 26, 2005, based on our share register, of the following:

  •
  each person known by us to own beneficially any of our outstanding shares; and

  •
  all our directors and executive officers.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Shares Outstanding	Number of ADRs/GDRs Owned	Percentage of Shares Outstanding	Total number of shares owned (shares+ GDRs)	Total Percentage of Shares Outstanding (shares + GDRs)
Gavril A. Yushvaev(1)(2)	7,289,513	16.5670%	983,435	2.2351%	8,272,948	18.8021%
Sergei A. Plastinin(1)(2)	4,094,096	9.3047%	636,143	1.4458%	4,730,239	10.7505%
David Iakobachvili(1)(2)	3,415,920	7.7634%	748,580	1.7013%	4,164,500	9.4647%
Mikhail V. Dubinin(1)(2)	2,512,103	5.7093%	357,233	0.8119%	2,869,336	6.5212%
Parex Bank JSC(3)	2,115,529	4.8080%	—	—	2,115,529	4.8080%
Alexander S. Orlov(1)(2)	1,527,482	3.4715%	229,688	0.5220%	1,757,170	3.9935%
Mikhail I. Vishnyakov(2)	901,029	2.0477%	135,488	0.3079%	1,036,517	2.3556%
Evgeny L. Yaroslavsky(2)	498,222	1.1323%	74,918	0.1703%	573,140	1.3026%
Viktor E. Evdokimov(2)	147,492	0.3352%	22,178	0.0504%	169,670	0.3856%
Other holders of ordinary shares	3,903,614	8.8719%	—	—	3,903,614	8.8719%
Other American/Global Depositary Receipt Holders(4)	—	—	14,407,337	32.7439%	14,407,337	32.7439%

Total	26,405,000	60.0110%	17,595,000	39.9886%	44,000,000	100.00%

(1)
Member of our Board of Directors.

(2)
Party to the Amended and Restated Partnership and Cooperation Agreement.

(3)
According to a press release issued by I.M. Arteks Holdings Limited, or Arteks, dated June 7, 2004, Arteks transferred 5.29% of our shares to Parex Bank JSC as security under a credit agreement, which amount was reduced to 4.92%. Arteks is a party to the Amended and Restated Partnership and Cooperation Agreement. On March 22, 2005 Arteks disposed of 0.48% of our shares. Currently Arteks is believed to own 4.81% of our shares which are still held by Parex Bank JSC as security under a credit agreement.

(4)
According to its Schedule 13D on file at the U.S. Securities and Exchange Commission, Groupe Danone owns 3,661,500 shares in the form of ADSs, or 8.32% of our outstanding shares.

        As of April 26, 2005, we had 44,000,000 shares of common stock outstanding. The total number of ADSs outstanding was 14,407,337 representing underlying ownership of 14,407,337 shares, or 32.7439% of our outstanding shares. The total number of GDSs outstanding was 3,187,663 representing underlying ownership of 3,187,663 shares, or 7.2447% of our outstanding shares. The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights.

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

        In March 2003, our former shareholder, Aleksandrs Timohins, sold 6.95% of our shares to United Burlington Investments Limited, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. In February 2004, United Burlington Investments Limited sold 6.30% of our shares to I.M. Arteks Holdings Limited, or Arteks, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. According to a press release issued by Arteks dated June 7, 2004, Arteks transferred 5.29% of our shares to Parex Bank JSC as security under a credit agreement, which amount was thereafter reduced to 4.92%. The press release indicated that Arteks intends to continue controlling its stake and to repay the credit. It also stated that, in the event of Arteks' default under the credit agreement, members of the controlling group of shareholders will have a right of first refusal to purchase the shares proportionally. On March 22, 2005, Arteks reportedly disposed of 0.48% of our shares. Currently Arteks is believed to own 4.81% of our shares which are still held by Parex Bank JSC as security under a credit agreement.

        In May 2003, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 4.0% of our total outstanding shares in the form of global depositary receipts, or GDRs. In connection with this sale, we entered into a deposit agreement for GDRs with Deutsche Bank Trust Company Americas. In February and March 2004, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold 3,546,153 shares held by them amounting to 8.06% of our outstanding shares, of which 1,346,153 shares, or 3.06% of our outstanding shares, were acquired by Mr. Iakobachvili, the Chairman of our Board of Directors and a member of the controlling group of shareholders. In March 2005, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 3.0% of our total outstanding shares. See "Item 3. Key Information—D. Risk Factors—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

        Groupe Danone, our competitor in the dairy market, owns 3,661,500 shares in the form of ADSs, representing 8.32% of our outstanding shares. During 2003, certain of our shareholders were engaged in preliminary discussions relating to the possible acquisition of all or a majority of our shares by Groupe Danone. At the request of these shareholders, we cooperated in such preliminary discussions. In November 2003, we were informed by the shareholders who were engaged in the discussions with Groupe Danone that such discussions had been amicably terminated.

B.    Related Party Transactions

        We have entered into transactions with related and certain other parties. All transactions with the related parties were concluded on an arm's length basis. See Note 28 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

Trinity-Negus

        Trinity-Negus, a private security company owned by members of the control group of shareholders, some of whom are members of our Board of Directors, provided us with security services in 2002 for which we paid approximately $0.2 million.

Wimm-Bill-Dann Trans

        During 2004, 2003 and 2002, we received transportation services from Wimm-Bill-Dann Trans, a closed joint stock company that is our investee, amounting to approximately $11.1 million, $8.6 million and $5.9 million, respectively. As of December 31, 2004 and 2003, advances paid to Wimm-Bill-Dann Trans in respect of transportation services amounted to $0.2 million and $18,000, respectively.

Adonis

        During 2004, 2003 and 2002, we paid for construction of an administrative building amounting to $0.1 million, $0.8 million and $2.3 million, respectively, to Adonis, a limited liability company controlled by members of the control group of shareholders, some of whom are members of our Board of Directors.

Perekriostok

        During 2003, one of the members of our Board of Directors was also a member of the Board of Directors of Trade House "Perekriostok," which buys dairy and juice products from us. Sales to Perekriostok in 2003 and 2002 were $9.1 million and $6.8 million, respectively. Amounts due to us from Perekriostok as of December 31, 2003 and 2002 were $0.2 million and $0.4 million, respectively.

Milk Suppliers

        During 2004, 2003 and 2002, we purchased milk from certain milk supply companies controlled by members of the control group of shareholders, some of whom are members of our Board of Directors, amounting to $2.6 million, $0.9 million and $0.3 million, respectively. At December 31, 2004 and 2003, accounts payable to these companies in respect of milk received amounted to $0.1 million and $27,000, respectively.

Auto-40

        During 2003, we sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders, some of whom are members of our Board of Directors. The sales amounted to $0.6 million.

Current Shareholders

        During 2004 and 2003, we paid for legal services in the amounts of $0.5 million and $2.1 million, respectively, on behalf of members of the control group of shareholders, some of whom are members of our Board of Directors. As of December 31, 2004, all outstanding amount due from these shareholders were repaid in full.

Purchase of Stake in Tsaritsino Dairy Plant

        During 2004, we acquired an additional 6.2% stake in the Tsaritsino Dairy Plant from our shareholders D. Iakobashvili, M. Dubinin, A. Orlov, S. Plastinin; our former shareholder A. Timokhins; and our subsidiaries Trade Company Wimm-Bill-Dann and Rodnik for total consideration of $3.4 million.

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

Brewery Volga, Volga-Invest and Moskvoretzky Brewery

        As of December 31, 2002, we had loan receivables from Brewery Volga, Volga-Invest and Moskvoretzky Brewery, companies then controlled by members of the control group of shareholders, some of whom are members of our Board of Directors, amounting to $0.7 million. These interest-free, ruble-denominated loans were repaid during 2003.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

8.A.1-6    See "Item 18. Financial Statements."

8.A.7    Litigation

        For a description of pending litigation, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations," "—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations" and "—We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations."

8.A.8    Dividend Distribution Policy

        We have not, since our incorporation on May 31, 2001, declared or paid any dividends on our common stock, and we do not expect to declare or pay any dividends during 2005 and 2006.

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

        We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. For a discussion of our policy on dividend distributions, see "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends."

B.    Significant Changes

Management Changes

        We experienced significant changes in our management structure during the first half of 2005. In April 2005, Vladimir Preobrajenski, who had been our Chief Financial Officer since the summer 2002, left the company at the end of his three-year contract by mutual agreement. On April 29, 2005 we announced the appointment of Dmitry Anisimov as our new Chief Financial Officer. On April 25, 2005, Jacque Ioffe, our Deputy CEO for Strategy and Business Development since July 2004, and Francesco Giuffredi, Group Head of Production since June 2004, resigned from their respective positions and the Management Board. Mr. Giuffredi continues to work with us as a consultant. On June 9, 2005, Alexander Malyutin, Head of the Baby Food Business Unit since March 1, 2005, resigned from the Management Board. Dmitry A. Anisimov, our Chief Financial Officer, Vera V. Eliseeva, Head of Human Resources, Oleg E. Kuzmin, our Head of the Dairy Business Unit and Gennady K. Krainov, Director of the Information, Analysis and Control Department were elected to the Management Board by our Board of Directors on June 9, 2005.

Corporate Restructuring

        As part of our ongoing corporate restructuring efforts aimed at enhancing our operating efficiency, reducing costs and creating synergies between our existing businesses, we merged our juice and water divisions, created a new baby food division and abolished the central regional division of our dairy business during the first quarter of 2005.

        Prior to merging our water division into our juice division to create the new "beverage division," the water business was run as a separate entity with its own marketing and finance departments, distribution network and sales force. We expect that the merger will allow us to reduce administrative and selling and distribution expenses, as well as to benefit from economies of scale in terms of transportation and negotiating power with distributors and supermarkets.

        We also created a new baby food division and have begun reporting this new division as a separate business unit. Prior to 2005, baby food was part of our dairy division. We consider baby food to be one of the strategic segments of our business.

        Likewise, we reorganized our dairy division with the aim of reducing overall costs. Prior to March 2005, the dairy division was comprised of seven regional divisions: Central, North-West, South, Ukraine, Siberia, Urals and Central Asia. Each regional division has its own management and marketing teams dedicated to the production facilities within the relevant region and is subordinate to the management team of the overall dairy division. In order to simplify the structure and reduce costs, the Central division, which included Moscow and certain surrounding regions, was abolished so that all the production facilities formerly within this division are now directly subordinate to the management of the overall dairy division.

Item 9.    Offer and Listing Details

        (Only items 9.A.4 and 9.C are applicable.)

A.    Market Price Information

        The following table sets forth the monthly high and low market prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market prices per ADS for each quarter since our initial public offering in February 2002; and the annual high and low market prices per ADS during 2002, 2003 and 2004. Also set forth are the high and low market prices for shares of our common stock on the RTS.

	Shares of Common Stock High	Shares of Common Stock Low	ADS High	ADS Low
May 2005	$16.57	$16.50	$19.35	$16.49
April 2005	$17.60	$16.55	$19.81	$18.48
March 2005	$18.00	$16.25	$19.38	$16.60
February 2005	$15.99	$15.99	$16.85	$15.60
January 2005	$15.80	$15.50	$16.90	$14.42
December 2004	$13.25	$13.00	$14.44	$12.50
First Quarter 2005	$18.00	$15.50	$19.38	$14.42
Fourth Quarter 2004	$14.95	$13.00	$15.27	$12.50
Third Quarter 2004	$15.00	$12.85	$15.25	$12.49
Second Quarter 2004	$18.28	$14.40	$19.98	$13.94
First Quarter 2004	$17.94	$17.20	$19.45	$16.38
Fourth Quarter 2003	$21.50	$16.15	$21.90	$15.62
Third Quarter 2003	$21.00	$18.60	$21.36	$17.70
Second Quarter 2003	$21.70	$18.75	$21.70	$17.63
First Quarter 2003	$19.51	$17.25	$19.69	$16.65
Fourth Quarter 2002	$20.45	$17.48	$20.50	$16.35
Third Quarter 2002	$20.00	$17.55	$21.50	$16.79
Second Quarter 2002	$21.70	$16.15	$24.95	$20.00
First Quarter 2002	—	—	$24.90	$21.80
2004	$18.28	$12.85	$19.98	$12.49
2003	$20.45	$17.48	$21.90	$15.62
2002	$18.28	$17.00	$24.95	$16.35

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

Our Purpose

        Article 4.1 of our charter provides that our main goal is to provide the fullest and highest-quality satisfaction of the needs of legal entities and individuals for the products and services we offer, as well as to generate profits.

        We are registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738.

General Matters

        Pursuant to our charter, we have the right to issue registered shares of common stock, shares of preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 88,000,000 authorized common shares, each with a nominal value of 20 rubles, of which 44,000,000 are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. No preferred shares are authorized or outstanding. Preferred shares may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only shares of common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares.

Rights Attaching to Shares

        Holders of our common stock have the right to vote at all shareholders' meetings. As required by the Federal Law on Joint Stock Companies and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders' meetings and vote on all matters of shareholder competence;

  •
  transfer voting rights to a representative on the basis of a power of attorney;

  •
  elect and dismiss members for the board of directors and audit commission;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the annual shareholders' meeting and nominate candidates to the board of directors, management board, counting commission, audit commission and for the general director;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary shareholders' meeting or an unscheduled audit by the audit commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter that restricts the holder's rights;

  •
  upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

  •
  have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the company's collective executive body; and

  •
  exercise other rights of a shareholder given by our charter, Russian legislation and decisions of shareholders' meeting approved in accordance with its competence.

Preemptive Rights

        The Federal Law on Joint Stock Companies and our charter provide shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or convertible securities being placed in proportion to their existing holding of such securities. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

        The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. According to our charter, dividends are recommended to a shareholders' meeting by a majority vote of the board of directors, and approved by the shareholders' meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders' meeting; and a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date of the shareholders' meeting approving the dividends. See "—General Meetings of Shareholders—Notice and Participation." Dividends are not paid on treasury shares.

        The Federal Law on Joint Stock Companies allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

  •
  the company has repurchased all shares from shareholders having the right to demand repurchase; and

  •
  the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Distributions to Shareholders on Liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Federal Law on Joint Stock Companies and our charter allow us to be liquidated:

  •
  by a three-quarters majority vote of a shareholders' meeting; or

  •
  by a court order.

        Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

        The Civil Code of the Russian Federation (the "Civil Code") gives creditors the following order of priority during liquidation:

  •
  individuals owed compensation for injuries or deaths;

  •
  employees;

  •
  creditors with obligations secured by a pledge;

  •
  federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

  •
  other creditors in accordance with Russian legislation.

        The remaining assets of a company are distributed among shareholders in the following order of priority:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred stock and the liquidation value of the preferred stock, if any; and

  •
  payments to holders of common and preferred stock on a pro rata basis.

Liability of Shareholders

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an "effective parent." The person or entity whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

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

Alteration of Capital

  Share Capital Increase

        We may increase our charter capital by:

  •
  issuing new shares, or

  •
  increasing the nominal value of previously issued shares.

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote by our shareholders. Otherwise, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

        The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares based on the appraisal report of an independent appraiser.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the FSFM;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Share Capital Decrease; Share Buy-Backs

        The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company or approximately $3,500. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of the publication or mailing of such notice, repayment of all amounts due to them, as well as compensation for damages.

        The Federal Law on Joint Stock Companies and our charter allow our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The shares repurchased pursuant to a decision of our shareholders' meeting to decrease the overall number of shares, are canceled at their redemption.

        The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

  •
  our charter capital is paid in full;

  •
  we are not and would not become, as a result of the repurchase, insolvent;

  •
  the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

  •
  we have repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

        Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of our charter in a manner that results in restrictions of the holder's rights.

        We may spend up to 10% of our net assets calculated under Russian accounting standards for a share redemption demanded by the shareholders. If the value of the shares in which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholders hold. Since July 14, 2001, Central Moscow Depository OJSC has maintained our register of shareholders.

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to that which is required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed and may be disputed.

Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 5% requirement.

Disclosure of Information

        Russian securities regulations require us to make the following public disclosures and filings on a periodic basis:

  •
  filing quarterly reports with the FSFM containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter and other information about our financial and business activity;

  •
  filing with the FSFM and publishing in the FSFM's periodical print publication, as well as in other media, any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding, as well as shareholder resolutions;

  •
  disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

  •
  disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;

  •
  filing with the FSFM on a quarterly basis a list of our affiliated persons and disclosing the same on our website, on the same basis; and

  •
  other information as required by applicable Russian securities legislation.

General Meetings of Shareholders

  Procedure

        The powers of a shareholders' meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders' meeting may not decide issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and removal of the members of the board of directors;

  •
  determination of the number, nominal value, category/type of authorized shares and rights granted by such shares;

  •
  changes in our charter capital;

  •
  appointment and removal of the members of our internal audit commission and counting commission;

  •
  approval of our external auditor;

  •
  approval of certain interested party transactions and major transactions;

  •
  distribution of profits and losses;

  •
  redemption by the company of issued shares in cases provided for by the Federal Law on Joint Stock Companies;

  •
  decision on our participation in holding companies, commercial or industrial groups or other associations of commercial entities;

  •
  approval of certain internal documents and corporate records; and

  •
  other issues, as provided for by the Federal Law on Joint Stock Companies and our charter.

        Voting at a shareholders' meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

  •
  determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

  •
  repurchase by the company of its issued shares;

  •
  any issuance of shares or securities convertible into shares of common stock by closed subscription; or

  •
  issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued shares of common stock.

        The quorum requirement for our shareholders' meetings is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (and, in the case of an annual shareholders' meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) that account for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders' meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  determination of the number and election of members of the board of directors;

  •
  approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

  •
  approval of distribution of profits, including approval of annual dividends, if any;

  •
  approval of an independent auditor; and

  •
  approval of an internal audit commission.

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates to the board of directors, management board, counting commission, internal audit commission and for the general director. Any agenda proposals or nominations must be provided to the company no later than 30 calendar days after the preceding financial year end.

        Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the internal audit commission, independent auditor or a shareholder or group of shareholders owning, in the aggregate, at least 10% of the issued voting shares as of the date of the request.

        A general meeting of shareholders may be held in the form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if the ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders' meeting by absentee ballot:

  •
  election of directors;

  •
  election of the internal audit commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement and any distribution of profits, including approval of annual dividends, if any.

  Notice and Participation

        All shareholders entitled to participate in a general shareholders' meeting must be notified of a meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, shareholders must be notified at least 50 days prior to the date of an extraordinary shareholders' meeting to elect the board of directors. Only those items that were set out in the agenda to shareholders may be voted at a general shareholders' meeting.

        The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not later than 65 days before the date of the meeting).

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by absentee ballot; or

  •
  by delegating the right to fill out the absentee ballot to an authorized representative.

Board of Directors

        The Federal Law on Joint Stock Companies and our charter provide that our entire board of directors is up for election at each annual general shareholders' meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons on our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting.

        The Federal Law on Joint Stock Companies requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting stock, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting stock. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or a decision of the shareholders' meeting. Our charter provides that our board of directors shall consist of eleven members.

        The Federal Law on Joint Stock Companies generally prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our board of directors has the power to perform the general management of the company, and decide, among others, the following issues:

  •
  determination of our business priorities;

  •
  convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Federal Law on Joint Stock Companies;

  •
  approval of the agenda of a shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;

  •
  placement of our bonds and other securities in cases specified in the Federal Law on Joint Stock Companies;

  •
  determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Federal Law on Joint Stock Companies;

  •
  repurchase of our shares, bonds and other securities in certain cases provided for by the Federal Law on Joint Stock Companies;

  •
  formation of our executive bodies and early termination of their powers;

  •
  election of our management board and its chairman and the establishment of their compensation;

  •
  recommendations on the amount of remuneration and compensation to be paid to the members of our internal audit commission and on the fees payable for the services of an independent auditor;

  •
  recommendations on the amount of the dividend and the payment procedure thereof;

  •
  the use of our reserve and other funds;

  •
  approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or executive bodies;

  •
  the creation of branches and representative offices;

  •
  approval of major and interested party transactions in certain cases as provided for by the Federal Law on Joint Stock Companies;

  •
  approval of our share registrar; and

  •
  other issues, as provided for by the Federal Law on Joint Stock Companies and our charter.

        Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. A board meeting is considered duly assembled and legally competent to act when at least six directors are present.

Interested Party Transactions

        Under the Federal Law on Joint Stock Companies, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or a member of any executive body of the company (including the company's chief executive officer and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the board of directors or any management body of a management organization of such a company.

        The Federal Law on Joint Stock Companies requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, "an independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company's management organization. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or its management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not interested in the transaction is required if:

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

        Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or

  •
  the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

        The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition of property having the value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of shares of common stock, or securities convertible into shares of common stock. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders' meeting.

Change in Control

  Anti-takeover Protection

        Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company having more than 1,000 holders of common stock, must give at least 30, but no more than 90, days' prior written notice to the company. Additionally, the Federal Law on Joint Stock Companies provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company with more than 1,000 holders of common stock, within 30 days of acquiring the shares, must offer to buy all of the common stock or securities that are convertible into common stock at a market price which shall not be lower than the weighted average price of the common stock over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common stock of a company by a person already holding (together with its affiliates) over 30% of the issued common stock of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company's charter or by a resolution adopted by a majority vote of a shareholders' meeting, excluding the votes of the person (and its affiliates) acquiring shares. New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement by July 1, 2005. Our charter does not contain a waiver in relation to, and our shareholders have not waived, this requirement.

  Approval of the Federal Antimonopoly Service

        Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a commodity market, which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of such company, or in a transfer between such companies of property or rights of property, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

        Because the rights of beneficial owners of our ADSs may not be recognized under Russian law, the depositary bank for our ADSs may be required to obtain such approval for deposits of our shares that would exceed 20% of our voting capital stock, and for any subsequent deposits.

Notification of Foreign Ownership

        Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than this notification requirement, there are no requirements or restrictions with respect to foreign ownership of shares.

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

        The above-mentioned loan to us is unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A.

        Both the loan agreement and the guarantee are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, amongst other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantee, the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses agreed to similar covenants.

Ruble Bond

        On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each guaranteed by Vitafrukt, one of our juice subsidiaries. The offering raised a total of 1,500,000 thousand rubles ($54,057 thousand at the exchange rate as of December 31, 2004 of which $2,348 thousand has been repaid as at December 31, 2004). The notes are redeemable by Wimm-Bill-Dann Foods on April 11, 2006. The interest rate of the first, second, third and fourth coupon periods were 12.9%, 11.98%, 9.38% and 8.48%, respectively. Interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. The current interest rate for the fifth coupon period is 10.78%. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

Tetra Pak Agreements

        On January 1, 2005, the Lianozovo Dairy Plant entered into a supply agreement to purchase packages for our milk products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2005. The total amount of our purchases is estimated under the contract at approximately €45.0 million. On January 1, 2005, Wimm-Bill-Dann Purchaser entered into a supply agreement to purchase packages for its products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2005 and does not estimate the total amount of our purchases thereunder. The total amount of purchases made pursuant to the prior contract in effect during 2004 between Wimm-Bill-Dann Purchaser and Tetra Pak was approximately €32.9 million as of December 31, 2004. We expect that the total expenditures in 2005 by Wimm-Bill-Dann Purchaser pursuant to the current contract will be higher due to increased sales. We purchase a vast majority of our packaging materials from Tetra Pak, and in 2004, we purchased approximately 60% of our total packaging materials (including carton, plastic, foil and other materials) from Tetra Pak.

Amended and Restated Partnership and Cooperation Agreement

        Our current shareholders Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Alexander Orlov, David Iakobachvili, Mikhail Vishnyakov, Evgeny Yaroslavsky, Viktor Evdokimov and I.M. Arteks Holdings Limited are parties to an Amended and Restated Partnership and Cooperation Agreement which requires the parties to vote the same way, as well as:

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

  •
  January 16, 2004 (provided that a party / the parties give 30 days' prior written notice).

        Upon the occurrence of the first two events described above, the agreement automatically terminates. Otherwise, the agreement continues in full force and effect until terminated by any party to the agreement by giving 30 days' prior written notice to all other parties to the agreement and to us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities."

Lianozovo Dairy Plant Bonds Issuance and Our Guarantee

        On November 1, 2001, the Lianozovo Dairy Plant issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes were unconditionally guaranteed by Wimm-Bill-Dann Foods and matured on November 1, 2004. Interest was payable quarterly. For the first year, interest was fixed at 22.75% and was subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. For the period from January 10, 2004 to April 30, 2004, interest was fixed at 10.94% and for the period from April 30, 2004 to October 29, 2004, interest was fixed at 10.16%. The notes were repaid in full on October 29, 2004.

D.    Exchange Controls

        The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

Capital import and export restrictions

        Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

  •
  investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;

  •
  acquisition of Russian securities by foreign investors and foreign securities by Russian investors;

  •
  grants or receipts of loans and credits between residents and non-residents of Russia;

  •
  payments for export-import transactions with settlement over 180 days (and in limited cases, from over three to five years) following completion; and

  •
  the opening by Russian residents of bank accounts outside Russia and the transfers by Russian residents to such accounts of their funds from domestic accounts.

        Restrictions that may be introduced include:

  •
  the requirement for Russian residents to register their accounts in foreign banks with the Russian tax authorities prior to the opening of such accounts (the "prior registration requirement");

  •
  the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the "requirement to use a special account"); and

  •
  the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the "reservation requirement") a monetary sum of:

•
up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

•
up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

        As of the date hereof, the prior registration requirement has been introduced in respect of foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

        As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

  •
  receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of less than three years;

  •
  acquisition of foreign securities (such as ADSs) by Russian investors; and

  •
  acquisition of Russian securities (such as our shares) by foreign investors.

        As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

  •
  investments by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors in the amount of 25% of the sum of the performed currency transaction for 15 days;

  •
  receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of less than three years in the amount of 2% of the loan/credit for one year;

  •
  acquisition of foreign securities (such as ADSs) by Russian investors in the amount of 25% of the sum payable for the securities for 15 days;

  •
  pre-payment by Russian residents for the import of works, services and rights to intellectual property to be transferred by non-residents more than 180 days following the pre-payment, in the amount of 10% of the sum of pre-payment excluding the value of the consideration received from non-residents, for a period of time not exceeding 15 days; and

  •
  transfer of funds by Russian companies and individual entrepreneurs from their accounts in Russian banks to their accounts in foreign banks, in the amount of 25% of the sum of the transfer for 15 days (except for transfers to support foreign representative offices of Russian companies).

        Up to $150,000 worth of foreign securities in one calendar year may be purchased by Russian individuals from non-residents without any of the above restrictions.

        While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

  •
  increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

  •
  extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

        Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions, covering, in particular, certain types of secured financing) and convert 10% of export receivables in foreign currency into rubles within seven days of the date on which they were received (also with a limited number of exemptions). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

        Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

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

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company, foreign personal holding company or foreign investment company for the taxable year ending in 2004, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future.

        However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. If we or one of our subsidiaries were a foreign personal holding company, a U.S. holder would be treated as receiving a dividend at the end of each taxable year in an amount equal to its pro rata share of that corporation's undistributed foreign personal holding company income and would be subject to other adverse U.S. federal tax consequences. The American Jobs Creation Act of 2004, or the Act, was recently enacted into law. The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end.

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

Russian Income and Withholding Tax Considerations

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder's tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

        Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Part 1 also specifies all the taxes that can be imposed by federal and local authorities. Further, on January 1, 2001, Part 2 of the Tax Code went into effect, providing a description of the most significant taxes, and several additional chapters of the tax code became effective during 2003, 2004 and 2005.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and up to a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. See "—United States-Russia Income Tax Treaty Procedures."

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

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident or persons other than Russian residents who conduct business in the Russian Federation through a permanent establishment or are tax registered in Russia based on other grounds.

        However, sales or other dispositions of ADSs or common stock by a U.S. holder that is a legal entity to Russian residents or persons other than Russian residents who conduct a business in Russia through a permanent establishment or are tax registered in Russia based on other grounds may be subject to Russian income or withholding taxes. Specifically, the purchaser may be required to withhold 20% of the purchase price (or 24% of the gain if the seller can confirm the cost basis of the security in accordance with Russian rules) if more than 50% of our assets consists of immovable property located in Russia. Regardless of the residence of the purchaser, a U.S. holder that is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

        Sales or other dispositions of ADSs or common stock by U.S. holders who are individuals to Russian residents or persons other than Russian residents who conduct business in Russia through a permanent establishment or are tax registered in Russia based on other grounds may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the purchaser may be required to withhold 30% of any gain realized on the sale.

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

        If tax is withheld by a Russian resident on dividends or other amounts at a rate different from that provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

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

United States Federal Income Tax Considerations

        The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a financial institution;

  •
  a person subject to the alternative minimum tax;

  •
  a person who is a broker-dealer in securities;

  •
  an S corporation;

  •
  an expatriate subject to Section 877 of the United States Internal Revenue Code;

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of common stock; or

  •
  an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to you if you will hold common stock or ADSs as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code and your functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

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

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company." The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

        Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common stock represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for United States foreign tax credit purposes. The Act modifies the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends generally constitute "passive category income" but could, in the case of certain U.S. holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

  Information Reporting and Backup Withholding

        Dividends and proceeds from the sale or other disposition of common stock or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

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

Interest Rate Risk

        Our interest rate exposure results mainly from debt obligations. At December 31, 2004, we had debt amounting to $283.2 million, which comprised variable-rate borrowings of $59.7 million and fixed-rate borrowings of $223.5 million.

        The following tables present our variable and fixed-rate debt obligations as of December 31, 2004 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value	Interest rates at December 31, 2004
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	—	$6,202	—	—	—	$6,202	$6,202	5.63%
	U.S. dollars	891	918	—	—	—	1,809	1,809	4.11%
Variable-rate notes(2)	Rubles	—	51,709	—	—	—	51,709	51,709	8.5%

Total variable rate debt		$891	$58,829	—	—	—	$59,720	$59,720	8.07%

(1)
Our variable rate loans are linked to LIBOR and EURIBOR.

(2)
Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value	Interest rates at December 31, 2004
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	$17,070	$237	$269	$235	—	$17,811	$17,811	10.68%
	U.S. dollars	11,070	10,371	7,414	6,162	5,360	40,377	40,377	4.09%
	Euro	6,057	5,340	3,748	57	58	15,260	15,260	4.36%
Fixed-rate Notes	U.S. dollars	—	—	—	150,000	—	150,000	150,000	8.5%

Total fixed rate debt		$34,197	$15,948	$11,431	$156,454	$5,418	$223,448	$223,448	7.6%

        The following tables present our variable and fixed-rate debt obligations as of December 31, 2003 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value	Interest rates at December 31, 2003
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	$910	$677	$5,354	—	—	$6,941	$6,941	5.00%
	U.S. dollars	816	816	992	—	—	2,624	2,624	3.00%
	Rubles	475	—	—	—	—	475	475	12.03%
Variable-rate notes(2)	Rubles	6,032	—	50,926	—	—	56,958	56,958	12.03%

Total variable rate debt		$8,233	$1,493	$57,272	—	—	$66,998	$66,998

(1)
Our variable rate loans are linked to LIBOR and EURIBOR.

(2)
Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value	Interest rates at December 31, 2003
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	$227	$247	$228	$258	$224	$1,184	$1,184	15.54%
	U.S. dollars	10,153	10,229	10,035	7,186	11,185	48,788	48,788	7.44%
	Euro	6,996	4,082	3,285	2,105	—	16,468	16,468	5.00%
	Other	4	—	—	—	—	4	4	20.00%
Fixed-rate Notes	U.S. dollar	—	—	—	—	150,000	150,000	150,000	8.50%

Total fixed rate debt		$17,380	$14,558	$13,548	$9,549	$161,409	$216,444	$216,444

        Our fixed rate debt increased to $223.5 million as a result of new vendor contracts and variable rate debt decreased to $59.7 million as a result of our redemption of the Lianozovo Dairy Plant ruble-denominated notes. See Notes 16 and 17 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

Foreign Currency Risk

        Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated Financial Statements included under "Item 18. Financial Statements."

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

        As of December 31, 2004, our U.S. dollar debt position amounted to $192.2 million and our euro debt position amounted to $21.5 million, compared to a U.S. dollar debt position of $201.5 million and euro debt position of $23.4 million as of December 31, 2003. Our net monetary liability position in U.S. dollars and associated foreign currency exchange risk increased significantly during 2003 as a result of our issuance of $150 million loan participation notes due 2008.

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$17,070	$51,946	$269	$235	—	$69,520	$69,520
	U.S. dollars	11,961	11,289	7,414	156,162	5,360	192,186	192,186
	Euro	6,057	11,542	3,748	57	58	21,462	21,462

Total debt		$35,088	$74,777	$11,431	$156,454	$5,418	$283,168	$283,168

	Expected Maturity Date as of December 31, 2003
	Currency	2004	2005	2006	2007	2008 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$6,734	$247	$51,154	$258	$224	$58,617	$58,617
	U.S. dollars	10,969	11,045	11,027	7,186	161,185	201,412	201,412
	Euro	7,906	4,759	8,639	2,105		23,409	23,409
	Other	4	—	—	—	—	4	4

Total debt		$25,613	16,051	70,820	9,549	161,409	$283,442	$283,442

        During 2004, the Russian ruble appreciated against the U.S. dollar and depreciated against the euro. As a result, we incurred a currency remeasurement gain of $7.7 million.

        We believe that the carrying value of our long-term debt approximates its fair value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheet approximate their fair values due to the short maturity of those instruments.

        See also "Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Inflation."

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.

        In the course of the audit of our financial statements for the year ended December 31, 2004, we and our independent registered public accounting firm identified material weaknesses regarding various elements of our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2004, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms.

        The following three material weaknesses in our internal control over financial reporting have been identified:

  •
  Our financial statement close process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business;

  •
  Inadequate accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP; and

  •
  Inadequate interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

        The first weakness results from the fact that there is no automated process in place to support the transformation of statutory financial statements of our subsidiaries to comply with U.S. GAAP or the preparation of the consolidated balance sheet, consolidated statements of income and cash flows, including the reconciliation and elimination of intragroup balances and transactions. We also lack a sufficiently detailed description of individual procedures, responsible persons and controls over the statutory and U.S. GAAP financial statements closing processes and documentation of their completion. This control deficiency was identified by our internal control department as part of its evaluation of our systems for internal control over financial reporting, which sought to observe our key internal control processes and procedures and develop new standards to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002. The material weakness was then confirmed by our independent registered public accounting firm.

        The second weakness relates to our inadequate U.S. GAAP accounting resources and expertise. Our business consists of 25 operating subsidiaries, of which the 10 major subsidiaries are located across 8 time zones in Russia and the Commonwealth of Independent States, each of which prepares stand-alone financial statements for statutory purposes under Russian accounting standards or other local country accounting standards. The preparation of our U.S. GAAP consolidated financial statements is a manual process which involves (1) the transformation of these statutory financial statements into U.S. GAAP consolidated financial statements through accounting adjustments and (2) a consolidation of all these stand-alone statutory financial statements. This process is complicated, time-consuming and requires significant attention and time from our senior accounting personnel at our subsidiaries and corporate headquarters. Moreover, U.S. GAAP accounting adjustments tend to result in large differences between our statutory and U.S. GAAP financial position and results of operations.

        These difficult tasks require U.S. GAAP-experienced accounting personnel at each of our 5 major subsidiaries and at our Moscow corporate offices. While we have senior accounting personnel who are ACCA-qualified, Russia has available only a small number of accounting personnel with U.S. GAAP expertise. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of U.S. GAAP or other international standards. Such competition, combined with the locations of our major subsidiaries which such personnel may not find suitable in comparison to other opportunities, makes it difficult for us to hire and retain such personnel. Under these circumstances, we have had difficulty in remedying the material weaknesses identified by our independent registered public accounting firm and in ensuring the timely and accurate reporting of our financial information in accordance with U.S. GAAP.

        The third material weakness was identified by our independent registered public accounting firm during the course of their audit of our financial statements for the year ended December 31, 2004. The algorithm for the calculation of deferred taxes, including unified classification of taxable, deductible, non-taxable and non-deductible differences between tax basis of an asset or a liability and its reporting, was not formalized, and different templates were used by our subsidiaries. The material weakness resulted from inadequate controls over financial reporting relating to the interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

        These material weaknesses were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements and thus led them to perform additional procedures and verifications. Our independent registered public accounting firm issued an unqualified opinion on our annual consolidated financial statements included herein which confirmed that our consolidated financial statements as of December 31, 2004, included herein have been prepared in accordance with U.S. GAAP and present fairly, in all material respects, our consolidated financial position, results of operations and cash flows.

        We have taken and continue to take several steps to correct the material weaknesses.

  •
  We are in the process of implementing the Hyperion Financial Management software package designed to automate budgeting, financial consolidation and analyses of financial information which we expect will significantly improve our U.S. GAAP transformation process and consolidation process as a result of their automation. We expect to complete the implementation of this new software by the end of 2005.

  •
  Management is in the process of significantly improving internal guidelines of the statutory and U.S. GAAP financial statements closing process, including individual procedures, responsible persons and controls. Management is also developing checklists and work programs for accounting personnel for documenting actual performance of procedures and controls. We expect these new procedures will be implemented by the end of 2005.

  •
  We are in the process of hiring additional accounting personnel who are either ACCA or CPA-qualified or have passed the Uniform CPA examination administered by the American Institute of Certified Public Accountants. Further, three of our key financial staff are in the final stage of obtaining their ACCA certification.

  •
  In 2004, we established a new department devoted to developing our systems of internal control over financial reporting in an effort to comply with Rule 404 of the Sarbanes-Oxley Act of 2002. The department is comprised of five full-time employees who are tasked with identifying and evaluating our business processes and implementing, where necessary, new or modified internal control procedures over financial reporting. The work of this department is supervised by certain of our key business process directors and managers, as well as supervised by the Management Board, Board of Directors and the Audit Committee and is expected to be completed by the end of 2005.

  •
  We are arranging a training seminar for our accounting staff to be provided by qualified external trainers on Financial Accounting Standard No. 109, Accounting for Income Taxes to take place in 2005 which should significantly enhance the process of accounting for income tax in accordance with Financial Accounting Standard No. 109, Accounting for Income Taxes.

        Although we have undertaken the foregoing initiatives, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See "Item 3. Key Information—D. Risk Factors—There are material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected."

        Other than the foregoing steps, since the date of the evaluation supervised by our management, there have been no material changes in our disclosure controls and procedures, or our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures or our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Guy de Selliers is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. de Selliers is independent in accordance with SEC Rule 10A-3.

Item 16B.    Code of Ethics

        We, along with our Board of Directors, are in the process of developing a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We expect that our Board of Directors will approve this code of ethics during the third quarter of 2005, and we will post the code of ethics on our website upon its approval.

Item 16C.    Principal Accountant Fees and Services

        Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2004 and 2003, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2004 and 2003, respectively.

	Year ended December 31,
	2004	2003
	(in U.S. dollars)
Audit Fees	$750,000	$590,000
Audit-Related Fees	55,000	164,000
Tax Fees	—	7,000
All Other Fees	55,000	23,000

Total	$860,000	$784,000

Audit Fees

        Audit services consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2004 and 2003, the Russian statutory audit of stand-alone financial statements of seven of our companies prepared in accordance with Russian accounting principles as of and for the year ended December 31, 2004 and reviews of the consolidated condensed financial statements for the three months ended March 31, 2004 and 2003, the six months ended June 30, 2004 and 2003 and the nine months ended September 31, 2004 and 2003.

Audit-related Fees

        Audit-related services for the year ended December 31, 2004 mainly consisted of services performed by our external auditors in connection with their review of our Form 20-F and Audit Committee meetings and related communications. Audit-related services for the year ended December 31, 2003 mainly consisted of services which are normally performed by the external auditor in connection with a note issuance including the preparation of a comfort letter and reviews of the related offering memorandum and consultation, advice and assistance in connection with our consolidated financial statements for the quarter ended March 31, 2003.

Tax Fees

        Tax services consisted of tax advice related to Russian statutory taxation issues.

Other Fees

        Other services mainly consisted of advisory services regarding compliance with the Sarbanes-Oxley Act of 2002 and employee training.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services, including tax services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services, including tax services, for the fiscal year ended December 31, 2004. Our Board of Directors pre-approved the 2003 engagement of our independent public accountants, as the first meeting of our Audit Committee took place in 2004 (after the engagement).

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        No purchases were made by or on behalf of us or any affiliated purchaser of shares or other units of any class of our equity securities during the period covered by this annual report.

PART III

Item 17.    Financial Statements

        See instead "Item 18. Financial Statements."

Item 18.    Financial Statements

        The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Charter of Wimm-Bill-Dann Foods OJSC (English Translation) is incorporated by reference to Exhibit 1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
1.2
Amendments to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved June 18, 2003 is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 on Form 20-F.
1.3	Amendment to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved July 14, 2004.
1.4	Amendment to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved June 14, 2005.
2.1
Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADRs is incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.
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
4.2.1	Side Letter and Deed of Accession dated 23 January 2004.
4.2.2	Side Letter and Deed of Accession dated 27 January 2005.
4.3	Contract No. P51011, dated January 1, 2005, by and between PJSC Lianozovo Dairy and JSC Tetra Pak AO.*
4.4	Contract No. P51018, dated January 1, 2005, by and between ZAO Wimm-Bill-Dann Purchaser and JSC Tetra Pak AO.*
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

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WIMM-BILL-DANN FOODS OJSC
/s/ SERGEI A. PLASTININ
By: Title:	Sergei A. Plastinin Chief Executive Officer

Date: June 30, 2005

Report of Independent Registered Accounting Firm

The Board of Directors and Shareholders
Wimm-Bill-Dann Foods

        We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company ("the Company"), as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC

March 21, 2005
Moscow, Russia

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

		December 31,
	Notes	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	5	$23,791	$40,264
Trade receivables, net	6	62,210	57,424
Inventory	7	102,039	88,243
Taxes receivable		85,578	92,624
Advances paid		19,494	19,690
Net investment in direct financing leases	8	2,109	1,551
Deferred tax asset	18	6,265	5,210
Other current assets		7,145	3,648

Total current assets		308,631	308,654
Non-current assets:
Property, plant and equipment, net	10	440,096	394,477
Intangible assets, net	9	2,251	2,297
Goodwill	11	26,291	24,695
Net investment in direct financing leases—long-term portion	8	3,895	4,391
Long-term investments	12	2,417	2,931
Deferred tax asset—long-term portion	18	7,001	1,893
Other non-current assets	13	5,506	4,547

Total non-current assets		487,457	435,231

Total assets		$796,088	$743,885

The accompanying notes are an integral part of these statements.

		December 31,
	Notes	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable		$62,400	$51,487
Advances received		3,492	2,586
Short-term loans	15	17,554	493
Long-term loans, current portion	15	936	1,769
Notes payable	16	—	6,032
Taxes payable		13,281	9,272
Accrued liabilities	14	14,691	10,983
Government grants—current portion	19	2,329	2,194
Other payables	17	29,615	36,033

Total current liabilities		144,298	120,849
Long-term liabilities:
Long-term loans	15	7,120	7,882
Long-term notes payable	16	201,709	200,926
Other long-term payables	17	39,294	49,020
Government grants—long-term portion	19	5,156	7,052
Deferred taxes—long-term portion	18	10,268	12,370

Total long-term liabilities		263,547	277,250

Total liabilities		407,845	398,099

Commitments and contingencies	29	—	—
Minority interest	21	17,327	21,168
Shareholders' equity:	20
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2004 and 2003		29,908	29,908
Share premium account		164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment		43,905	20,581
Retained earnings		132,971	109,997

Total shareholders' equity		$370,916	$324,618

Total liabilities and shareholders' equity		$796,088	$743,885

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	2004	2003	2002
Sales (Note 27)	$1,189,291	$938,459	$824,734
Cost of sales (Note 22)	(861,661)	(665,104)	(579,707)

Gross profit	327,630	273,355	245,027
Selling and distribution expenses (Note 23)	(173,433)	(140,746)	(109,527)
General and administrative expenses (Note 24)	(92,816)	(75,973)	(62,955)
Other operating expenses	(8,458)	(7,481)	(6,497)

Operating income	52,923	49,155	66,048
Financial income and expenses, net (Note 25)	(14,618)	(15,273)	(14,131)

Income before provision for income taxes and minority interest	38,305	33,882	51,917
Provision for income taxes (Note 18)	(12,170)	(10,717)	(14,249)
Minority interest (Note 21)	(3,161)	(2,012)	(1,922)

Net income	$22,974	$21,153	$35,746

Other comprehensive income, net of tax
Currency translation adjustment	23,324	20,581	—

Comprehensive income	$46,298	$41,734	$35,746

Earnings per share—basic and diluted:
Net income	$0.52	$0.48	$0.83
Income from currency translation adjustment	$0.53	$0.47	$—

Comprehensive income	$1.05	$0.95	$0.83

Weighted average number of shares outstanding, basic and diluted	44,000,000	44,000,000	43,063,014

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2004	2003	2002
Cash flows from operating activities:
Net Income	$22,974	$21,153	$35,746
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	3,161	2,012	1,922
Depreciation and amortisation	44,003	30,780	18,611
Currency remeasurement gain relating to bonds payable and long-term payables	(9,938)	(8,245)	(1,295)
Obsolescence and net realizable value expense	3,482	2,100	1,154
Provision for doubtful accounts	1,784	8,230	1,970
Loss (gain) on disposal of property, plant and equipment	1,013	(358)	606
Earned income on net investment in direct financing leases	(639)	(483)	(395)
Deferred tax (benefit) expense	(6,019)	(4,149)	38
Currency remeasurement loss relating to cash and cash equivalents	—	—	639
Non-cash rental received	1,957	2,095	1,606
Gain from securities	—	(1,903)	(742)
Write off of net investment in direct finance leases	—	—	162
Write off of long-term investments	190	—	—
Write off of trade receivables	1,938	1,361	1,262
Amortisation of bonds issue expenses	1,025	613	—
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(9,208)	2,394	5,194
Increase in trade accounts receivable	(4,883)	(2,356)	(34,893)
Decrease (increase) in advances paid	1,356	(7,681)	3,189
Decrease (increase) in taxes receivable	13,979	(30,723)	(32,880)
(Increase) decrease in other current assets	(3,346)	1,068	2,782
Increase (decrease) in trade accounts payable	7,000	6,363	(13,279)
Increase (decrease) in advances received	719	(1,565)	1,390
Increase in taxes payable	1,526	5,492	1,028
Increase (decrease) in accrued liabilities	2,785	1,898	(1,081)
(Decrease) increase in other current payables	(3,148)	2,071	619
Increase (decrease) in other long-term payables	9	(227)	(216)

Total cash provided by (used in) operating activities	71,720	29,940	(6,863)

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(6,697)	$(7,002)	$(39,571)
Cash paid for property, plant and equipment	(67,804)	(91,974)	(78,505)
Cash paid for acquisition of investments	—	(753)	(285)
Proceeds from disposal of investments	675	4,196	—
Proceeds from disposal of property, plant and equipment	2,081	2,437	—
Cash paid for net investments in direct financing leases	(1,764)	(2,046)	(1,843)
Cash paid for other long-term assets	(299)	—	(2,473)

Net cash used in investing activities	(73,808)	(95,142)	(122,677)

Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance expenses	—	194,476	559
Short-term loans and notes, net	7,967	(107,820)	771
Repayment of long-term loans	(2,481)	(3,024)	(9,930)
Proceeds from long-term loans	343	5,138	4,226
Repayment of long-term payables	(19,727)	(15,371)	(5,058)
Proceeds from issuance of capital stock, net of direct expenses	—	—	162,127
Repayment of long-term notes payable	(2,261)	—	—
Repayment of obligations under finance leases	—	—	(95)

Total cash (used in) provided by financing activities	(16,159)	73,399	152,600

Total cash (used in) provided by operating, investing and financing activities	(18,247)	8,197	23,060
Impact of exchange rate differences on cash and cash equivalents	1,774	2,727	(639)
Net (decrease) increase in cash and cash equivalents	(16,473)	10,924	22,421
Cash and cash equivalents, at beginning of period	40,264	29,340	6,919

Cash and cash equivalents, at the end of period	$23,791	$40,264	$29,340

SUPPLEMENTAL INFORMATION:
Income taxes paid	$20,523	$12,280	$13,081
Interest paid	14,615	17,223	14,261
Income taxes offset with VAT receivables	1,842	775	2,437
Taxes other than income taxes offset with VAT receivables	6,390	671	1,601
Vendor financed acquisitions of property, plant and equipment	7,335	12,899	51,597

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Consolidated Statements of Shareholders' Equity

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock				Accumulated Other Comprehensive Income
			Share Premium Account	Retained Earnings
	Shares	Amount				Total
Balances at January 1, 2002	35,000,000	$24,063	$7,850	$53,098	$—	$85,011
Issue of shares (Note 20)	9,000,000	5,845	156,282	—	—	162,127
Net income	—	—	—	35,746	—	35,746

Balances at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	$—	$282,884
Net income	—	—	—	21,153	—	21,153
Currency translation adjustment	—	—	—	—	20,581	20,581

Balances at December 31, 2003	44,000,000	$29,908	$164,132	$109,997	$20,581	$324,618
Net income	—	—	—	22,974	—	22,974
Currency translation adjustment	—	—	—	—	23,324	23,324

Balances at December 31, 2004	44,000,000	$29,908	$164,132	$132,971	$43,905	$370,916

Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

Notes to Consolidated Financial Statements

Year ended December 31, 2004

(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.     The Company

        Wimm-Bill-Dann Foods ("WBD Foods" or "the Company") is an open joint stock company registered in Russia. It is a holding company which, as at December 31, 2004, owned controlling interests in 25 manufacturing facilities in 21 locations in Russia and other parts of the Commonwealth of Independent States. WBD Foods also has distribution centers in 26 cities in Russia and abroad. WBD Foods has a strong and diversified brand portfolio with over 1,100 types of dairy products, over 150 types of juice, nectars and still drinks and a mineral water brand.

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

3.     Summary of Significant Accounting Policies

Accounting Principles

        The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods' consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and expressed in terms of U.S. dollars (see paragraph "Translation Methodology" below).

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries. Control is determined when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

        All significant intercompany balances and transactions have been eliminated on consolidation. Minority interests in the net assets and net results of companies within the Company are shown under "Minority interests" in the accompanying consolidated balance sheets and consolidated statements of income.

Comprehensive Income

        Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the year ended December 31, 2004 and 2003 consists of net income and a currency translation adjustment in the amount of $23,324 and $20,581. For the year ended December 31, 2002 comprehensive income equaled net income.

Translation Methodology

        Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods' Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders' equity, and transaction gains and losses are reflected in net income. For the year ended December 31, 2002 the consolidated financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company's operations were in hyperinflationary economies.

        For the Russian entities in 2002 and prior, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1). Revenues, expenses and cash flows have been translated at the dates of respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated statements of income.

        In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency. The financial statements of Ukrainian and Kyrgyz subsidiaries have been prepared using the Ukrainian grivna and Kyrgyz som, correspondingly, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

        The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2004 and 2003, the official rates of exchange were 27.75 rubles = 1 U.S. dollar and 29.45 rubles = 1 U.S. dollar, respectively. The translation of ruble denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar value of capital to its shareholders.

Management Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Inventory

        Inventories, including work-in-process, are valued at the lower of cost or market. Cost is the price paid or the consideration given to acquire the asset. Cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing condition or location. It includes the applicable allocation of production fixed and variable overhead costs. Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully provided for in the accompanying consolidated financial statements.

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

        The acquisition cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated statement of income.

        The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	20–50 years
Machinery and equipment	8–20 years
Computer hardware and software	3–10 years
Other	5–10 years

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

Capital Leases—Lessor Accounting

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

Goodwill

        Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Goodwill is not amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise.

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

        In December 2004, 2003 and 2002, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.

Investments

        WBD Foods holds interests in several Russian legal entities which are valued at cost and are not readily marketable securities (see Note 12). Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required.

Revenue Recognition

        Sales are recognized, net of VAT and discounts, when goods are shipped to customers. At the time of shipment, in accordance with the Company's standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code, which states that legal title transfers when a product is shipped to a customer unless specifically overridden by the sales agreement.

        The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated statements of income.

Shipping and Handling Costs

        Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated statements of income.

Government Grants

        Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of cost of sales when depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

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

        Before January 1, 2003, in accordance with SFAS No. 109, "Accounting for Income Taxes", the Company did not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency. Starting from January 1, 2003, the Company uses the Russian ruble as the functional currency and, therefore, there are no such differences for deferred tax purposes. Deferred tax expenses associated with the temporary differences that arise from a change in functional currency on January 1, 2003 in the amount of $2,616 was included in the currency translation adjustment component of other comprehensive income in shareholders' equity.

Advertising and Marketing Costs

        Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2004, 2003 and 2002 were $46,106, $40,518 and $32,355, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated statements of income (see Note 23).

Earnings per Share

        Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

        Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company's large domestic customer base. At December 31, 2004, 2003 and 2002, the Company had no other significant concentrations of credit risk. The Company does not usually require a collateral from its customers.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company's long-term loans approximates fair value.

        The fair value of cost method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and management believes that it is not practicable considering their materiality and the fact that they are not readily marketable securities.

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

New Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the Financial Accounting Standards Board ("the FASB") issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No.150 did not have a material impact on the Company's results of operations, financial position, or cash flows.

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51 ("the Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

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

        The adoption of Interpretation No. 46R did not have an impact on the Company's results of operations, financial position, or cash flows.

Inventory Costs

        In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs", an amendment of the Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

        The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. Management believes that the adoption of the provisions of SFAS No.151 will not have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Exchanges of Nonmonetary Assets

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company's results of operations or financial position.

4.     Businesses Acquired

Acquisition of Minority Interests

        In March and April 2004, WBD Foods acquired 6.2% of Tsaritsino Dairy Plant ("TsMK"), a subsidiary, from shareholders of WBD Foods for cash consideration of $3,406. The fair value of net assets acquired in excess of purchase price of $939 was recorded as a reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 21.

        In September 2003, WBD Foods acquired 47.7% of Ufamolagroprom, a subsidiary, from minority shareholder for cash consideration of $3,138. The fair value of net assets acquired in excess of purchase price of $827 was recorded as reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 21.

        In June 2002, WBD Foods acquired 25.0% of Moscow Baby Food Plant ("ZDMP"), a subsidiary, from one of its shareholders for cash consideration of $5,000. The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment. The change in minority interest related to this acquisition is presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 21.

        The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2004, 2003 and 2002. The total cash consideration paid for these acquisitions was $663, $54 and $1,536 respectively. The acquisitions made during 2004, 2003 and 2002 resulted in fair value of net assets acquired in excess of purchase price of $0, $0 and $602, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2004 and 2002 resulted in goodwill of $78 and $402. The changes in minority interests related to these acquisitions are presented as "Acquisitions by the Company of minority interests in subsidiaries" in Note 21.

        These acquisitions are included in WBD Foods' operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

Business Combinations

2004

        In December 2004, the Company acquired 88.4% of Atamanskoe farm for cash consideration of $904. Atamanskoe farm produces raw milk. The acquisition of Atamanskoe allows the Company to save on raw material expenses and become less dependable on raw milk suppliers, as well as ensure a steady supply of raw milk to keep up with anticipated growth in production driven by anticipated increase in market demand. The fair value of net assets acquired in excess of purchase price of $1,768 was subsequently recorded as a reduction of the value of property, plant and equipment.

        In December 2004, the Company acquired 100% of two other companies for cash considerations of $344.

2003

        In January 2003, the Company acquired 100.0% of Syberian Syr for cash consideration of $2,633. Syberian Syr owns warehousing facilities easily accessible by road and rail. The acquisition of Syberian Syr allows the Company to save on rental expenses associated with warehousing and office space in Syberia and provide the Company with a solid base to keep up with anticipated growth in the key Syberian marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment ($1,453), goodwill ($1,411), less liabilities ($231).

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

        In July 2002, a 100.0% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for cash consideration of $11,634. Roska is one of St. Petersburg's most modern and best equipped dairy plants with excellent location and access roads. Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia.

        In October 2002, the Company acquired 100.0% of Ruselectrocenter for cash consideration of $6,000. The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and provides a comprehensive range of services from storage to direct delivery to clients.

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

5.     Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Rubles	$21,042	$38,740
Hard currencies	2,732	1,502
Cash equivalents	17	22

Total cash and cash equivalents	$23,791	$40,264

6.     Trade Receivables, net

        Trade receivables as of December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Trade receivables	$76,141	$68,879
Allowance for doubtful accounts	(13,931)	(11,455)

Total trade receivables, net	$62,210	$57,424

        The movement in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Balance, beginning of period	$11,455	$2,737	$581
Allowance for doubtful accounts acquired in business combinations	—	—	495
Provision for doubtful accounts	3,722	9,591	1,970
Write off of trade receivables	(1,938)	(1,361)	(309)
Currency translation adjustment	692	488	—

Balance, end of period	$13,931	$11,455	$2,737

7.     Inventory

        Inventory as of December 31, 2004 and 2003 was comprised as follows:

	2004	2003
Raw materials	$68,921	$56,842
Work in progress	4,846	3,082
Finished goods	28,272	28,319

Total inventory	$102,039	$88,243

        Obsolescence and net realizable value expense during 2004, 2003 and 2002 amounted to $3,482, $2,100 and $1,154, respectively, and was included in cost of sales in the accompanying consolidated statements of income.

8.     Net Investment in Direct Financing Leases

        Commencing from 1999, the Company announced a program called "Dairy Rivers of Russia" with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices which are variable dependent upon prevailing market prices.

        The following lists the components of the net investment in direct financing leases at December 31, 2004 and 2003:

	2004	2003
Total future minimum lease payments	$6,458	$6,748
Less: Unearned income	(454)	(806)

Net investment in direct finance leases	$6,004	$5,942

Current portion	2,109	1,551
Long-term portion	3,895	4,391

        At December 31, 2004, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,
2005	$2,230
2006	2,164
2007	1,645
2008	412
2009	$7

9.     Intangible Assets

        Identifiable intangible assets as of December 31, 2004 and 2003 were comprised as follows:

	2004		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Supplier contracts	$1,626	$(794)	$1,531	$(433)
Trademarks	248	(184)	234	(171)
Customer relationships	116	(116)	110	(67)
Others	661	(98)	550	(203)
Intangible assets with indefinite lives:
Trademarks	792	—	746	—

Total intangible assets	$3,443	$(1,192)	$3,171	$(874)

        Supplier contracts have a weighted average useful life of five years, customer relationship and trademarks have a useful life of two years.

        Amortization expense during the years ended December 31, 2004, 2003 and 2002 amounted to $445, $570 and $164, respectively.

        Amortization expense relating to the net carrying amount of intangible assets at December 31, 2004 is estimated to be $448 in 2005, $448 in 2006, $322 in 2007, $119 in 2008 and $119 in 2009.

10.   Property, Plant and Equipment

        The net book value of property, plant and equipment at December 31, 2004 and 2003 was comprised as follows:

	2004	2003
Buildings	$117,095	$90,227
Freehold machinery and equipment	406,246	324,207
Computer hardware and software	14,531	11,939
Other	39,367	30,597

Gross book value of property, plant and equipment	577,239	456,970
Accumulated depreciation	(180,506)	(132,556)
Advances paid for property, plant and equipment	11,903	5,706
Construction in progress and equipment for installation	31,460	64,357

Total property, plant and equipment, net	$440,096	$394,477

        The Company capitalized interest costs of $996, $1,741, and $2,131 during the years ended December 31, 2004, 2003 and 2002, respectively, with respect to qualified construction projects.

        Depreciation expense during the years ended December 31, 2004, 2003 and 2002 amounted to $43,558, $30,209, and $18,447, respectively.

11.   Goodwill

        The movement of goodwill for the years ended December 31, 2004 and 2003 comprised:

Balance at December 31, 2001	$11,179
Acquisitions	8,706
Currency translation adjustment	—

Balance at December 31, 2002	$19,885
Acquisitions	3,113
Currency translation adjustment	1,697

Balance at December 31, 2003	$24,695
Acquisitions	78
Currency translation adjustment	1,518

Balance at December 31, 2004	$26,291

12.   Long-term Investments

        At December 31, 2004 and 2003 the Company had the following direct investments in Russian companies:

	2004		2003
	Ownership	Amount	Ownership	Amount
Albumin	40.6%	$1,433	40.6%	$1,350
Samara Lakto	—	—	4.0%	320
Tsar'-Grad	—	—	19.9%	340
Other	various	984	various	921

Total long-term investments		$2,417		$2,931

        The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2004 and 2003, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors. Investments in Samara Lakto and Tsar'-Grad were disposed of in 2004.

13.   Other Non-current Assets

        Other non-current assets at December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Notes issuance expenses, net of amortisation	$3,069	$3,894
Advance for further step acquisition of minority interest in Sibirskoye moloko dairy plant	1,057	—
Advance for acquisition of farms	376	—
Other	1,004	653

Total other assets	$5,506	$4,547

14.   Accrued Liabilities

        Accrued liabilities at December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Payroll related accruals	$9,604	$5,238
Interest accruals	2,737	3,382
Other accruals	2,350	2,363

Total accrued liabilities	$14,691	$10,983

15.   Short-term and Long-term Loans

        Short-term loans at December 31, 2004 and 2003 comprised the following:

	2004			2003
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
EURO denominated	3	$739	4.23%	—	$—	—
Ruble denominated	12	16,815	10.68%	2	479	4.06%
Other currency denominated	—	—	—	1	14	20.00%

Total short-term loans		$17,554			$493

        Long-term loans at December 31, 2004 and 2003 comprised the following:

	2004			2003
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S.$ denominated	3	$1,809	4.11%	3	$2,623	2.82%
EURO denominated	2	6,201	5.63%	3	6,941	5.37%
Ruble denominated	1	46	10.00%	1	87	10.00%

Total amount of long-term borrowings		8,056			9,651
Less current portion of long-term loans		(936)			(1,769)

Total long-term loans		$7,120			$7,882

Guarantees

        Certain of the Company's loans are guaranteed by other parties as follows:

  •
  ING-Bank (Eurasia) line of credit, in the amount of $1,255, was guaranteed by a supplier of    property, plant and equipment and ING Bank N.V.;

  •
  Moscow City Government short-term loan, in the amount of $5,783, was guaranteed by Bank of Moscow.

        At December 31, 2004 and 2003, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

Unused lines of credit

        At December 31, 2004 the Company had $32,960 of unused borrowings under its long-term lines of credit.

Maturity of long-term loans

        Aggregate maturity of long-term loans outstanding at December 31, 2004 was as follows:

Years ended December 31,
2005	$936
2006	7,120

Total long-term loans	$8,056

Collateral

        Certain of the Company's inventory, property, plant and equipment served as collateral for the short-term and long-term loans from International Moscow Bank, Moscow City Government, Bank Aval and Sberbank.

        At December 31, 2004 and 2003 the assets that served as collateral consisted of the following:

  •
  Inventory in the amounts of $7,133 and $6,157, respectively;

  •
  Property, plant and equipment with a net book value of $50,585 and $189, respectively.

16.   Short-term and Long-term Notes Payable

        Notes payable at December 31, 2004 and 2003 comprised the following:

Issuer	Currency	2004	2003
LMK	Ruble	$—	$6,032

Total short-term notes		$—	$6,032

WBD Foods	U.S.$	$150,000	$150,000
WBD Foods	Ruble	51,709	50,926

Total long-term notes		$201,709	$200,926

WBD Foods U.S.$ Notes

        On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the "Loan") to WBD Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

        Nine of WBD Foods' subsidiaries unconditionally, irrevocably, jointly and severally guarantee its obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

        On April 15, 2003, WBD Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles ($54,057 at the exchange rate as of December 31, 2004 of which $2,348 have been repaid as at December 31, 2004). The notes are redeemable by WBD Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period was 12.0%, for the third coupon period was 9.4%, for the third coupon period was 8.5% interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by the State Statistical Committee of the Russian Federation, in comparison with the appropriate period of the prior year. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

LMK Ruble Notes

        On November 1, 2001 LMK issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes were unconditionally guaranteed by WBD Foods and matured on November 1, 2004. On 31 October 2004 the notes were redeemed by LMK. Interest was payable quarterly. For the first year, interest was fixed at 22.8% and was subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. For the period from February 1, 2004 to April 29, 2004 interest was fixed at 10.9%. For the period from April 30, 2004 to October 29, 2004 interest was fixed at 10.2%.

17.   Other Payables

        Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2004 and 2003:

	2004	2003
Other payables for property, plant and equipment:
Current payables	$7,028	$9,528
Vendors financing obligations, including
– current portion	16,598	17,328
– long-term portion	39,251	49,012

	62,877	75,868

Other payables:
Current payables	5,989	9,177
Long-term payables, including
– current portion	—	—
– long-term portion	43	8

	6,032	9,185

Total other payables	68,909	85,053
Less current liabilities	(29,615)	(36,033)

Total other long-term payables	$39,294	$49,020

        The Company has agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. At December 31, 2004 and 2003, vendor financing obligations were $40,378 and $48,786, respectively, 10,657 thousand EURO and 13,166 thousand EURO (equivalent to $14,521 and $16,460 as of December 31, 2004 and 2003, respectively) and 26,346 thousand rubles and 32,211 thousand rubles (equivalent to $950 and $1,094 as of December 31, 2004 and 2003, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 16.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. The majority of equipment financing is provided by one supplier. At December 31, 2004 and 2003, property, plant and equipment amounting to $59,681 and $53,877, respectively, served as collateral under these financing agreements.

        Aggregate maturity of other long-term payables outstanding at December 31, 2004 was as follows:

Years ended December 31,
2005	$16,598
2006	15,990
2007	11,431
2008	6,454
2009	4,882
Thereafter	537

Total maturity of other long-term payables	55,892
Less current portion of other long-term payables	(16,598)

Total other long-term payables	$39,294

18.   Income Tax

        WBD Foods' provision for income taxes for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Current income tax provision	$18,189	$14,866	$14,211
Deferred income tax (benefit) charge	(6,019)	(4,149)	38

Total provision for income taxes	$12,170	$10,717	$14,249

        WBD Foods' statutory income tax rate was 24% for the periods presented above.

        Foreign current income tax provisions for the years ended December 31, 2004, 2003 and 2002 were $534, $568 and $141, respectively. Foreign deferred income tax benefit for the years ended December 31, 2004, 2003 and 2002 were $1,255, $1,137 and $205, respectively.

        The actual provision for income taxes reconciled to WBD Foods' theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2004	2003	2002
Income before provision for income taxes	$38,305	$33,882	$51,917
Russian statutory tax rate	24%	24%	24%
Theoretical tax provision at statutory rate	9,193	8,132	12,460
Tax effect of expenses not deductible for national statutory taxation purposes	6,232	3,345	3,483
Tax effect of income not taxable for national statutory taxation purposes	(248)	(304)	(799)
Tax effect of income tax privileges relating to small business enterprises benefit	(1,278)	(2,981)	(4,855)
Tax effect of U.S. GAAP remeasurement loss not deductible for domestic statutory taxation purposes	—	—	686
Decrease (increase) in valuation allowance	(2,258)	2,481	2,147
Tax effect of other	529	44	1,127

Actual provision for income taxes	$12,170	$10,717	$14,249

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

        Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation. Accordingly, tax credits are reflected in the Group's consolidated financial statements only to the extent and in the year in which the credits are utilized.

        Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$10,066	$5,933
Property, plant and equipment	6,265	5,193
Allowance for doubtful accounts	3,437	2,657
Obsolescence and net realizable value inventory write off and other accrued liabilities	1,362	1,566
Payroll related accruals	217	1,144
Other	387	942

Gross deferred tax asset	21,734	17,435
Less valuation allowance for deferred tax asset	(7,869)	(10,127)

Deferred tax asset net of valuation allowance	13,865	7,308

Property, plant and equipment	(9,448)	(10,627)
Bonds issuance costs	(737)	(948)
Other	(682)	(1,000)

Gross deferred tax liability	(10,867)	(12,575)

Net deferred tax asset (liability)	$2,998	$(5,267)

Analyzed as to:
Current deferred tax asset	6,265	5,210
Long-term deferred tax asset	7,001	1,893
Long-term deferred tax liability	10,268	12,370

        For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $39,870 which may be carried forward for use against future income, of which $9,104, $10,248 and $13,921 expire in 2012, 2013 and 2014, respectively, and $6,597 can be carried forward indefinitely. Their use is restricted to a maximum of 30% of taxable income per annum.

        For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the realization of deferred tax assets. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

        During 2004 the Company reversed the valuation allowance for deferred tax assets relating to property, plant and equipment and losses carried forward in Fruktopak, one of its subsidiaries, amounting to $4,520 thousand as management believes that these deferred tax assets will be fully recoverable based on its analysis of positive and negative evidence such as cumulative profits in recent years and strong expectations of profitability in the future.

19.   Government Grants

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

        The movement in capital government grants during the years ended December 31, 2004 and 2003 comprised:

Balance at December 31, 2002	$10,601
Amortization	(2,106)
Currency translation adjustment	751

Balance at December 31, 2003	$9,246
Amortization	(2,243)
Currency translation adjustment	482

Balance at December 31, 2004	$7,485

        Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

        During the year ended December 31, 2004 and 2003, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $687 and $835. These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated statements of income in the period in which the related interest expense is incurred. The grants were provided at one half of the Central Bank of Russia interest rate (equating to 13% at December 31, 2004) or in a fixed amount approximating to half of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

20.   Shareholders' Equity

        On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the United States Securities and Exchange Commission at an initial offering price of $19.50 per share for total consideration, net of underwriting discount, of $166,725. Net direct expenses related to the issue of shares amounted to $4,598. Nominal value of shares issued was 20 rubles per share.

        In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2004 retained earnings of WBD Foods which are distributable under statutory legislation totaled 446 million rubles ($16,062 at the exchange rate as at December 31, 2004).

21.   Minority Interest

        The movement in minority interest during the years ended December 31, 2004 and 2003 comprised:

Balance at December 31, 2002	$21,549
Acquisitions by the Company of minority interests in subsidiaries	(4,019)
Minority interest share in net income	2,012
Currency translation adjustment	1,626

Balance at December 31, 2003	$21,168
Acquisitions by the Company of minority interests in subsidiaries	(8,452)
Acquisition of subsidiaries	342
Minority interest share in net income	3,161
Currency translation adjustment	1,108

Balance at December 31, 2004	$17,327

22.   Cost of Sales

        Cost of sales for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002
Raw materials	$736,229	$566,512	$506,086
Personnel	44,293	33,040	26,548
Depreciation and amortization	35,865	24,753	14,983
Utilities	18,593	15,646	10,971
Goods for resale	6,675	13,640	13,770
Other	20,006	11,513	7,349

Total cost of sales	$861,661	$665,104	$579,707

23.   Selling and Distribution Expenses

        Selling and distribution expenses for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002
Advertising and marketing	$54,298	$43,777	$34,857
Personnel	43,831	36,562	30,620
Transportation	45,938	31,364	24,700
Bad debt expense	3,722	10,220	3,232
Materials and supplies	8,447	7,446	6,311
Warehouse	8,937	4,978	5,228
Other	8,260	6,399	4,579

Total selling and distribution expenses	$173,433	$140,746	$109,527

24.   General and Administrative Expenses

        General and administrative expenses for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002
Personnel	$53,250	$45,281	$33,800
Audit, consulting and legal fees	4,655	7,307	2,613
Taxes other than income tax	11,782	5,465	11,872
Depreciation	4,576	3,674	2,075
Materials and supplies	3,226	3,206	2,399
Communication costs	2,331	2,105	1,800
Rent	2,268	1,898	1,531
Security expenses	469	293	559
Other	10,259	6,744	6,306

Total general and administrative expenses	$92,816	$75,973	$62,955

25.   Financial Income and Expenses, net

        Financial income and expense, net for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002
Interest expense	$22,348	$20,903	$12,818
Interest income	(1,421)	(2,921)	(2,928)
Currency remeasurement (gains) losses	(7,673)	(4,834)	2,860
Bank charges	1,857	1,971	2,207
Other financial (income)/expense	(493)	154	(826)

Total financial income and expense, net	$14,618	$15,273	$14,131

26.   Pension Costs

        Starting from January 1, 2002 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 2% to the annual gross remuneration of each employee. WBD Foods allocates UST to three social funds (including the Pension Fund) where the rate of contributions to the Pension fund vary from 28% to 2% depending on the annual gross salary of each employee. The Russian Federation state pension fund contributions are expensed as incurred. Pension costs amounted to $20,557, $17,498 and $13,505 in 2004, 2003 and 2002, respectively. WBD Foods has no other pension obligations.

27.   Segment Information

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

        WBD Foods' accounting policy for segments is the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segment—year ended December 31, 2004

	Dairy	Juice	Water	Common and corporate assets/ expenses	Intersegment receivables	Consolidated
Total sales	$890,348	$297,895	$3,806	$27	$—	$1,192,076
Intersegment sales	(2,785)	—	—	—	—	(2,785)

Sales to external customers	887,563	297,895	3,806	27	—	1,189,291
Cost of sales	(661,829)	(196,997)	(2,829)	(6)	—	(861,661)

Gross profit	225,734	100,898	977	21	—	327,630
Operating expenses	(161,216)	(80,190)	(6,786)	(26,515)	—	(274,707)

Operating income (loss)	64,518	20,708	(5,809)	(26,494)	—	52,923
Financial income and expense, net and current provision for income taxes	(18,334)	(3,319)	(29)	(11,125)	—	(32,807)

Net segment profit (loss)	$46,184	$17,389	$(5,838)	$(37,619)	$—	$20,116

Deferred tax benefit						6,019
Minority interest						(3,161)

Net income						$22,974

Segment total assets	$600,822	$202,664	$23,420	$24,671	$(55,489)	$796,088

Expenditure for segment property, plant and equipment	$62,253	$7,371	$1,446	$1,569	$—	$72,639

Depreciation and amortization	$32,090	$9,839	$1,170	$904	$—	$44,003

Operating Segment—year ended December 31, 2003

	Dairy	Juice	Water	Common and corporate assets/ expenses	Intersegment receivables	Consolidated
Total sales	$665,869	$274,455	$1,570	$131	$—	$942,025
Intersegment sales	(3,566)	—	—	—	—	(3,566)

Sales to external customers	662,303	274,455	1,570	131	—	938,459
Cost of sales	(482,855)	(180,594)	(1,056)	(599)	—	(665,104)

Gross profit	179,448	93,861	514	(468)	—	273,355
Operating expenses	(117,342)	(73,448)	(6,747)	(26,663)	—	(224,200)

Operating income	62,106	20,413	(6,233)	(27,131)	—	49,155
Financial income and expense, net and current provision for income taxes	(22,649)	(2,082)	(70)	(5,338)	—	(30,139)

Net segment profit (loss)	$39,457	$18,331	$(6,303)	$(32,469)	$—	19,016

Deferred tax benefit						4,149
Minority interest						(2,012)

Net income						$21,153

Segment total assets	$496,799	$213,267	$17,606	$61,376	$(45,163)	$743,885

Expenditure for segment property, plant and equipment	$70,481	$31,678	$1,934	$3,093	$—	$107,186

Depreciation and amortization	$23,590	$5,472	$407	$1,311	$—	$30,780

Continuing Operating Segment—year ended December 31, 2002

	Dairy	Juice	Water	Common and corporate assets/ expenses	Intersegment receivables	Consolidated
Total sales	$569,034	$263,309	$—	$—	$—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	(7,609)

Sales to external customers	562,982	261,752	—	—	—	824,734
Cost of sales	(398,068)	(180,609)	—	(1,030)	—	(579,707)

Gross profit	164,914	81,143	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	(178,979)

Operating income (loss)	66,236	18,351	—	(18,539)	—	66,048
Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	(28,342)

Net segment profit (loss)	$44,577	$12,715	$—	$(19,586)	$—	$37,706

Deferred tax charge						(38)
Minority interest						(1,922)

Net income						$35,746

Segment total assets	$384,018	$183,442	$7,093	$39,447	$(35,525)	$578,475

Expenditure for segment property, plant and equipment	$99,734	$26,538	$5,645	$4,163	$—	$136,080

Depreciation and amortization	$13,777	$—	$—	$1,253	$—	$18,611

        The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Dairy	Juice	Water	Total
Balance at December 31, 2002	$18,194	$1,214	$477	$19,885
Acquisitions	1,411	—	1,702	3,113
Currency translation adjustment	1,495	96	106	1,697

Balance at December 31, 2003	$21,100	$1,310	$2,285	$24,695
Acquisitions	—	78	—	78
Currency translation adjustment	1,298	81	139	1,518

Balance at December 31, 2004	$22,398	$1,469	$2,424	$26,291

        As of December 31, 2004, and 2003, segment total assets equaled consolidated total assets.

        For the years ended December 31, 2004, 2003, and 2002, approximately 94%, 94%, and 95% of sales were generated in and sold to customers in Russia. As of December 31, 2004, 2003 and 2002, the long-lived assets of the Company were primarily located in Russia.

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

28.   Related Parties

Trinity-Negus

        During 2002 the Company engaged in transactions with Trinity-Negus ("Trinity"), a private security company, which is owned by members of the control group of shareholders. Trinity provided the Company with security services in 2002 amounting to approximately $221. During 2003 and 2004 the Company had no material transactions with Trinity.

Wimm-Bill-Dann Trans

        During 2004, 2003 and 2002 the Company received transportation services from Wimm-Bill-Dann Trans ("WBD Trans"), a closed joint stock company, which is a WBD Foods' investee, amounting to approximately $11,149, $8,616 and $5,909, respectively. As of December 31, 2004 and 2003 advances paid to WBD Trans in respect of transportation services amounted to $247 and $18, respectively.

Perekriostok

        Through 2003 one of the members of WBD Foods' Board of Directors was also a member of the Board of Directors in Trade House Perekriostok ("TH"), a closed joint stock company, which buys dairy and juice products from WBD Foods. Sales to TH 2003 and 2002 were $9,066 and $6,804, respectively. Amounts due from TH as of December 31, 2003 were $156.

Adonis

        During 2004, 2003 and 2002, the Company paid for construction of an administrative building amounting to $127, $810 and $2,278, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders.

Milk suppliers

        During 2004, 2003 and 2002 the Company purchased milk from certain milk supplying companies, which are controlled by members of the control group of shareholders, amounting to $2,614, $900 and $291, respectively. As of December 31, 2004 and 2003 accounts payable to these milk supplying companies in respect of milk received amounted to $109 and $27, respectively.

Auto-40

        During 2003, the Company sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $566.

Shareholders

        During 2004, WBD Foods acquired 6.2% interest in TsMK from shareholders of WBD Foods for $3,406 (see Note 4).

        During 2004 and 2003 the Company paid for legal services, in the amount of $507 and $2,086 respectively, on behalf of certain shareholders. As of December 31, 2004 all these amounts were fully repaid by the shareholders.

        During 2002, WBD Foods acquired 25.1% interest in ZDMP from one of its shareholders for $5,000 (see Note 4).

29.   Commitments and Contingencies

Property, plant and equipment purchase commitments

        As of December 31, 2004, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2004 were $12,329, payable in 2005.

Insurance

        As of December 31, 2004, the Company had insurance coverage of $321 million in respect of property, plant and equipment at 18 major factories. The Company had insurance for business interruption at 5 major facilities with total coverage of $55 million. At 17 facilities the Company had product liability insurance with $1 million liability coverage per facility. Until the Company obtains insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Taxation

        In the period prior to January 1, 2003, WBD Foods used certain tax optimization initiatives. The Russian tax authorities may challenge these initiatives. Management believes that the tax savings to the Company in respect of these initiatives amounted to approximately $3.8 million. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.043% at December 31, 2004, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law. Starting from January 2003, WBD Foods discontinued using these tax optimization initiatives.

        During the period 2001 to 2004 certain subsidiaries of WBD Foods utilized small business enterprises income tax benefits which were available under Russian income tax legislation being in force before January 1, 2002 (see Note 18). The Company believes that the tax savings to the Group for the period 2001 to 2004 in respect of these income tax benefits amounted to approximately $17.8 million. In 2004, the Russian tax authorities have questioned the use of some of these benefits by WBD Foods' subsidiaries for the year 2001. Should the Russian tax authorities decide to issue a claim and prove successful in the court, and/or expand the period of this claim to 2002, 2003 and 2004, they would be entitled to recover the amount claimed, together with penalties amounting to 20% of such amount and interest at the rate of 1/300 of the Central Bank of Russia rate for each day of delay for late payment of such amounts. In any case, WBD Foods' management believes that is has strong grounds on which to oppose any such claim and will vigorously defend its position.

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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemption from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Accounting Firm
WIMM-BILL-DANN FOODS Consolidated Statements of Income and Comprehensive Income (Amounts in thousands of U.S. dollars, except share and per share data)
WIMM-BILL-DANN FOODS Consolidated Statements of Cash Flows (Amounts in thousands of U.S. dollars)
WIMM-BILL-DANN FOODS Consolidated Statements of Shareholders' Equity (Amounts in thousands of U.S. dollars, except share amounts)
WIMM-BILL-DANN FOODS Notes to Consolidated Financial Statements