Form 20-F
period 2005-12-31
WIMM BILL DANN FOODS OJSC
filed 2006-06-16
CIK 1166718

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

16 Yauzsky Boulevard, Moscow 109028, Russian Federation

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH	NEW YORK STOCK EXCHANGE
REPRESENTING ONE SHARE OF COMMON STOCK
COMMON STOCK, PAR VALUE	NEW YORK STOCK EXCHANGE(1)
20 RUSSIAN RUBLES PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2005.

14,405,337 American Depositary Shares, each representing one share of common stock, as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☐	No: ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☐	Accelerated filer: ☒	Non-accelerated filer: ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: ☐	No: ☒

(1)           Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		iii
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	3
	C. Reasons for the Offer and Use of Proceeds	3
	D. Risk Factors	3
Item 4.	Information on Our Company	37
	A. History and Development	37
	B. Business Overview	39
	C. Organizational Structure	72
	D. Property, Plants and Equipment	73
Item 4A.	Unresolved Staff Comments	75
Item 5.	Operating and Financial Review and Prospects	75
	A. Operating Results	75
	B. Liquidity and Capital Resources	88
	C. Research and Development, Patents and Licenses, etc.	97
	D. Trend Information	97
	E. Off-balance Sheet Arrangements	99
	F. Contractual Obligations	100
Item 6.	Directors, Senior Management and Employees	101
	A. Directors and Senior Management	101
	B. Compensation of Directors and Senior Management	105
	C. Board Practices	105
	D. Employees	108
	E. Share Ownership	108
Item 7.	Major Shareholders and Related Party Transactions	109
	A. Major Shareholders	109
	B. Related Party Transactions	110
	C. Interests of Experts and Counsel	110
Item 8.	Financial Information	111
	A. Consolidated Statements and Other Financial Information	111
	B. Significant Changes	112
Item 9.	Offer and Listing Details	112
	A. Market Price Information	113
	C. Markets	113
Item 10.	Additional Information	113
	A. Share Capital	113
	B. Charter and Certain Requirements of Russian Legislation	113
	C. Material Contracts	127
	D. Exchange Controls	129
	E. Taxation	131
	F. Dividends and Paying Agents	136
	G. Statement by Experts	136
	H. Documents on Display	136
	I. Subsidiary Information	137
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	137

i

Unless the context otherwise requires, references to “WBD,” “Company,” “we,” “us,” or “our” refer to Wimm-Bill-Dann Foods OJSC and its subsidiaries.

In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States, references to “rubles” or “RUR” are to the currency of the Russian Federation, and references to “€” or “euro” are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant laws. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on Our Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding: strategies, outlook and growth prospects; future plans and potential for future growth; liquidity, capital resources and capital expenditures; growth in demand for our services; economic outlook and industry trends; developments of our markets; the impact of regulatory initiatives; and the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

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

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

A.   Selected Financial Data

The selected consolidated and combined financial data set forth below at December 31, 2005, 2004, 2003, 2002 and 2001 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated and combined financial data should be read in conjunction with our Consolidated Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004, and 2003 included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	For the years ended December 31,
	2005	2004	2003	2002	2001
	(Dollar amounts in thousands, except share, dividends per share and earnings per share)
Statement of Operations Data:
Sales	1,399,289	1,189,291	938,459	824,734	674,616
Cost of sales	(1,002,246)	(861,661)	(665,104)	(579,707)	(492,990)
Gross profit	397,043	327,630	273,355	245,027	181,626
Selling and distribution expenses	(191,990)	(173,433)	(140,746)	(109,527)	(62,213)
General and administrative expenses	(109,642)	(92,816)	(75,973)	(62,955)	(54,461)
Other operating expenses	(7,916)	(8,458)	(7,481)	(6,497)	(4,498)
Operating income	87,495	52,923	49,155	66,048	60,454
Financial income and expenses, net	(22,868)	(14,618)	(15,273)	(14,131)	(10,581)
Income before provision for income taxes and minority interest	64,627	38,305	33,882	51,917	49,873
Provision for income taxes(1)	30,712	(12,170)	(10,717)	(14,249)	(14,166)
Minority interest	(3,649)	(3,161)	(2,012)	(1,922)	(3,962)
Income from continuing operations	30,266	22,974	21,153	35,746	31,745
Income from discontinued operations(2)	—	—	—	—	103
Net income	30,266	22,974	21,153	35,746	31,848
Earnings per share—basic and diluted:
Income from continuing operations	0.69	0.52	0.48	0.83	0.91
Income from discontinued operations	—	—	—	—	—
Net income	0.69	0.52	0.48	0.83	0.91
Dividends per share	—	—	—	—	—
Weighted average number of shares outstanding	44,000,000	44,000,000	44,000,000	43,063,014	34,888,000
Other Data from Continuing Operations:
Capital expenditures	75,110	72,639	107,186	136,100	57,653
Cash provided by (used in) operating activities	113,937	71,720	29,940	(6,863)	12,591
Cash used in investing activities	(125,157)	(73,808)	(95,142)	(122,677)	(55,486)
Cash (used in) provided by financing activities	(82,619)	(16,159)	73,399	152,600	44,613

(1)           Provision for income taxes includes the tax benefit in our juice business relating to the small enterprise tax legislation.

(2)           Discontinued operations consist of banking and brewery businesses, which were disposed of in April 2001.

	At December 31,
	2005	2004	2003	2002	2001
Balance Sheet Data:
Total assets	920,557	796,088	743,885	589,093	352,717
Total net assets	387,043	370,916	324,618	282,884	85,011
Total debt(1)	371,625	283,168	283,442	186,039	122,022
Total liabilities	508,895	407,845	398,099	284,660	244,330
Total liabilities and shareholders’ equity	920,557	796,088	743,885	589,093	352,717

(1)          Total debt represents long-term and short-term loans, including the current portion of long-term loans, notes payable and vendor financing obligations.

Exchange Rates and Inflation

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2005	29.00	27.46	28.31	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14

(1)          The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2006	27.24	26.92
April 2006	27.77	27.27
March 2006	28.12	27.66
February 2006	28.26	28.10
January 2006	28.48	28.02
December 2005	29.00	28.64

On June 14, 2006, the exchange rate between the ruble and the U.S. dollar was 27.09 rubles per $1.00.

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%
2001	18.6%

Source: Rosstat.

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

Our results of operations are affected by the relationship between the rate of inflation and the nominal rate of devaluation/appreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2005, 2004 and 2003, the ruble appreciated in real terms against the U.S. dollar.

	2005	2004	2003
Inflation(1)	10.9%	11.7%	12.0%
Nominal appreciation/(depreciation) of the ruble relative to the U.S. dollar(2)(3)	1.9%	6.5%	2.2%
Real appreciation of the ruble relative to the U.S. dollar(2)	10.8%	15.1%	13.6%

(1)          Source: Rosstat.

(2)          Source: Central Bank of Russia.

(3)          For purposes of calculating the interest rate of our U.S. dollar-denominated notes, we used the Russian ruble/U.S. dollar exchange rates at December 31, 2005, 2004 and 2003, which appreciated/(depreciated) at the rates of (3.7)%, 6.1% and 7.9%, respectively.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

An investment in our shares and ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our shares or ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the value of our shares and ADSs could also decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased operating revenues, increased operating expenses or other events that could result in a decline in the value of our ADSs.

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

Demand for dairy and certain beverage products depends primarily on demographic factors and consumer preferences, as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer. We describe our geographic expansion strategy under “Item 4. Information on Our Company—B. Business Overview—Business Strategy.”

In addition, we currently have production facilities in Ukraine, Kyrgyzstan and Uzbekistan and trade operations in Kazakhstan, and our strategy contemplates the acquisition of additional operations in the countries of the Commonwealth of Independent States, or the CIS. As with Russia, these countries are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out below in “—Risks Relating to the Russian Federation.”

Moreover, these countries represent new operating environments for us, which are located, in many instances, a great distance from our Russian operations and across multiple international borders. We thus expect to have less control over their activities. In addition, we may face more uncertainties with respect to the operational and financial needs of these businesses. These factors may hurt the profitability of our current and future operations in these countries.

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect. We describe our acquisition strategy under “Item 4. Information on Our Company—B. Business Overview—Business Strategy.”

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

The integration of our businesses, as well as of any businesses we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. The integration of new businesses may be difficult for a variety of reasons, including differing culture, management styles and systems and infrastructure and poor records or internal controls. In addition, integrating new acquisitions may require significant initial cash investments. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. We cannot assure you that we will be successful in realizing any of the anticipated benefits of the companies that we are now in the process of integrating or that we may acquire in the future. If we do not realize these benefits, our financial condition, results of operations and prospects could be materially adversely affected.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand successfully our operations.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our businesses will continue to grow for the foreseeable future. The operating complexity of our business, as well as the responsibilities of management, have increased as a result of this growth, placing significant strain on our managerial and operational resources. Our future operating results depend, in significant part, upon the continued contributions of our management and technical personnel.

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

•       continued development of financial and management controls and IT systems and their implementation in newly acquired businesses;

•       increased marketing activities;

•       hiring and training of new personnel; and

•       the ability to adapt to changes in the markets in which we operate, including increased competition and demand for our services.

Our inability to successfully manage our growth could have a material adverse effect on our business, financial condition and results of operations.

There are material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, management and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board’s Auditing Standard No. 2 that affected our financial statements for the year ended December 31, 2005. The material weaknesses in our internal control over financial reporting are summarized below:

•       Our financial statement closing process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business;

•       Inadequate accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP; and

•       Inadequate interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Notwithstanding the steps we have taken and continue to take that are designed to remediate each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our shares and ADSs. See “Item 15. Controls and Procedures” for additional information.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we have incurred and will continue to incur significant costs and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.

Section 404 of the Sarbanes-Oxley Act and the SEC’s and the PCAOB’s regulations thereunder will become applicable to us for the fiscal year ending December 31, 2006. These regulations include a requirement that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm will be required to audit management’s evaluation as well as our internal control over financial reporting. We have already incurred and will continue to incur costs and resources, including time of senior management, to design, maintain and evaluate internal control over financial reporting under these rules. Senior management time will necessarily be diverted from running our business. These costs are especially high for us primarily due to the diversity and geographic location of our businesses. For these reasons, the costs involved in attempting to achieve Section 404 compliance could have a material adverse effect on our business, financial condition, results of operation and prospects.

We are taking steps to refine our internal control over financial reporting directed to correct the material weaknesses pursuant to Section 404 of the Sarbanes-Oxley Act, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. Since 2003, we have hired 4 accounting personnel who are in the process of receiving or have received ACCA-qualification with experience at other NYSE-listed Russian companies and at Big Four accounting firms in order to improve our U.S. GAAP capabilities. In addition, in 2004, we established a new department devoted to developing our systems of internal control over financial reporting in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. The department is comprised of four full-time employees who are tasked with identifying and evaluating our business processes and implementing, where necessary, new or modified internal control procedures over financial reporting. We engaged external consultants to help us correct the material weaknesses and improve our internal control over financial reporting. These consultants are providing assistance in preparation by us of documentation of certain specific internal controls that are currently in place over financial reporting.

Increased competition among juice producers in Russia has caused our sales volumes in our beverage segment to decline, which has adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia continues to increase, our juice product sales volume decreased in 2004 and 2005 due to vigorous market competition from other domestic producers and increased activity by foreign producers. Continued and/or increased competition among juice producers in Russia may cause a continued decline in the sales volumes of our juice products, as well as affect our juice prices and profit margins and, consequently, may materially adversely affect our results of operations. See “Item 4. Information on Our Company—B. Business Overview—Beverage products and brands—Market trends and competition” for additional information regarding our competitors.

Consumer preference for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse affect on our results of operations.

Consumer preference for low-price juice products, primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower, put pressure on juice prices in 2003, 2004 and 2005. In addition, raw materials required for juice production, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we have experienced significant increases in the cost of these commodities in 2005. The cost of sugar has not stabilized thus far in 2006 and the price for juice concentrate, especially orange, has increased significantly in 2006 and we expect it to continue to increase for the foreseeable future. A continuation of these trends may cause a decline in our juice product profit margins and, consequently, materially adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

Railway transportation is one of our principal means of transporting supplies and juice and water products to our facilities and customers, accounting for approximately 62% of our juice transportation expenses in 2005. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2003, 2004 and 2005. Railroad tariffs increased by approximately 40%, 32% and 18% in ruble terms in 2003, 2004 and 2005.

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

Our inability to develop and maintain awareness of new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to introduce and offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and could significantly inhibit our future growth and profitability.

In addition, developing and maintaining brand awareness of our brands in a cost effective manner is critical to informing and educating the public about our current and future product offerings and is an important element in attracting new consumers. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased operating revenues, and even if they do, such operating revenues may not offset the operating expenses we incur in building our brands. Furthermore, our ability to attract new consumers and retain existing consumers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Our failure to successfully and efficiently promote and maintain our brands may limit our ability to attract new consumers and retain our existing consumers and materially adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our results of operations will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003, 2004 and 2005.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 25% in 2005. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on Our Company—B. Business Overview.”

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia, and growth in personal income. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of powder milk, our production costs will increase significantly in the winter, reducing our profitability.

In addition, the average weighted raw milk purchase price increased for us in ruble terms by approximately 11% in 2003, 17% in 2004 and 14% in 2005. The price increases are due, in part, to the raw milk shortages caused by the ongoing decline of dairy cattle in Russia. These increases adversely affected our dairy product profit margins in 2003, 2004 and 2005, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with the raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information” for additional information.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.

In 2005, the Moscow City Government purchased approximately 56% of the volume of baby food products we produced, and the proceeds of the baby food products sold to the Moscow City Government comprised approximately 31% of the total sales of our baby food segment and approximately 2% of the total sales of our group. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues and profits from this business could be reduced, which could have a material adverse effect on our financial condition and results of operations. We discuss the sale and distribution of products produced at the Moscow Baby Food Plant in “Item 4. Information on Our Company—B. Business Overview—Current Operations—Sales and Distribution—Distribution.”

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, we expect the merger of two of Russia’s largest supermarket chains, Perekryostok and Pyatyorochka, announced in April 2006, to further strengthen the negotiating leverage of supermarket chains in their dealings with us. A number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have also opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition.

We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. In addition, retailers in Russia typically charge food and beverage producers, including us and our competitors, for shelf space. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, charge unreasonable prices for shelf space, fail to offer sufficient shelf space, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the CIS and abroad, and materially adversely affect our results of operations.

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

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

We maintain insurance against some, but not all, potential risks and losses affecting our operations. We cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. We also can provide no assurance that insurance will continue to be available to us on commercially reasonable terms. In the event that a significant event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in production, for which we would not be compensated. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

We are also exposed to product liability claims in the event that consumption of our products results in illness, injury or death, and we cannot assure you that we will not experience any material product liability losses in the future. Although we maintain insurance coverage for product liability, such coverage may be insufficient in the event of a claim. Moreover, certain of our production facilities are currently not covered by product liability insurance. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. For a more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

If transactions of members of our group of companies and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members.

Members of our group, or their predecessors-in-interest at different times, took a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, meetings of the group members’ governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions and our corporate decisions, restrictions on voting control or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

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

Our competitive position and future prospects depend on our senior managers and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel. Moreover, competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals and, as a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the Russian labor market. We are not insured against the detrimental effects to our business resulting from the loss or dismissal of our key personnel. The loss or decline in the services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business. We describe our patents and trademarks under “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

Failure of several of our brand names and images, for which trademarks are currently being sought, to be awarded trademark protection could negatively affect our marketing plans, resulting in increased advertising expenses and a material adverse effect on our financial results.

As of June 1, 2006, we had 72 pending trademark applications in Russia and 7 pending trademark applications abroad. We are also in the process of contesting the rejections of a number of our trademarks in countries outside of Russia. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results. We further discuss our patents and trademarks under “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $107.2 million in 2003, $72.6 million in 2004 and $75.1 million in 2005. We spent approximately $9.9 million in 2003, $5.3 million in 2004 and $24.3 million in 2005 for acquisitions. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

•       a lack of external financing sources;

•       changes in the terms of existing financing arrangements;

•       pursuit of new business opportunities or investment in existing businesses that require significant investment;

•       slower than anticipated growth in demand for our products;

•       slower than anticipated revenue growth;

•       regulatory developments; or

•       a deterioration in the Russian economy.

To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADSs or other depositary receipts due to Russian securities regulations, which, until 2005, generally provided that no more than 40%

of a Russian company’s shares may be circulated abroad through depositary receipt programs. This limitation was subsequently decreased to 35%. Our ADS and GDS programs together account for 40% of our outstanding shares (which amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 35%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. The Russian government or its agencies may also impose other restrictions on international securities offerings by Russian issuers. Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, results of operations and prospects.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

As of May 15, 2006, to our knowledge, approximately 58.38% of our outstanding common stock is owned by the group of shareholders that owned us prior to our IPO. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders.

If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, as long as the group continues to hold, directly or indirectly, the majority of our shares and act in concert pursuant to the Partnership and Cooperation Agreement, they will have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and the appointment of the majority of directors and removal of directors. The group will also be able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, reorganization proposal, proposed substantial sale of assets or other major corporate transactions. Thus, the group can take actions that may conflict with the interest of holders of our ADSs.

Members of our controlling group of shareholders also have interests in other companies, some of which conduct business with us. Related party transactions with these companies may potentially result in the conclusion of transactions on terms less favorable than could be obtained in arm’s-length transactions.

Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could increase our advertising expenses and have a material adverse effect on our sales and results of operations.

Russian law currently limits the amount of time that a broadcaster may devote to advertising to 20% of total broadcasting time per day, although within that overall limit, it does not restrict the amount of advertising in any given hour. A newly-adopted law will further limit the permitted amount of advertising time to 15% of daily broadcasting time, as well as limit advertising to no more than 20% in any hour from July 1, 2006 through December 31, 2007. From January 1, 2008, advertising will be further limited to no more than 15% per hour of broadcasting time.

As a result of this new law, the amount of available advertising time will decrease. In turn, the reduction in available advertising time will likely lead to increased costs to advertisers for purchasing advertising time due to an increased demand for available time slots and a drive by media outlets to recover their loses from the decreased volume of advertising time they are permitted to sell. We expect the greatest price increases to affect television advertising, particularly during primetime.

The new law also imposes certain restrictions on advertising that may require us to adjust some of our advertising campaigns.

We are among the largest advertisers in Russia. According to Gallup, we were the second largest advertiser in Russia in 2003, the third largest advertiser in 2004 and the ninth largest advertiser in 2005. In 2005, over 50% of our advertising expenditures related to television advertisements. At the same time, media inflation in Russia has been significant in recent years, exceeding 34% in 2004 and 28% in 2005. Imposition of the new law, coupled with overall media inflation in Russia, will likely increase our advertising expenses. The increased cost of advertising, along with the decreased availability of advertising time slots, may also lead to a decrease in our television advertising which, consequently, may have a material adverse effect on our sales and results of operations.

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

One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets.

Twenty-two of our subsidiaries have negative net assets. These subsidiaries, taken together, are material to our operations. We believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. However, we have taken and continue to take certain steps to remedy this situation and reduce the number of subsidiaries with negative net assets. We are also in the process of integrating the newly acquired businesses and restructuring our subsidiaries, which we expect will reduce the number of subsidiaries with negative net assets. While we understand that a Moscow court liquidated a company with negative net assets in 2002, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to challenge our ownership in our privatized subsidiaries and we are unable to defeat these challenges, we risk losing our ownership interest in the subsidiaries or their assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve the acquisition of additional privatized companies. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations. In particular, as we own a substantial number of our other subsidiaries through the Lianozovo Dairy Plant, and as the Lianozovo Dairy Plant constitutes the majority of our production capacity, its loss would materially adversely affect our prospects, business and results of operations.

Additionally, of the 98.02% of the Lianozovo Dairy Plant and 98.91% of the Tsaritsino Dairy Plant which we own, 15% of each were acquired in separate investment tenders held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in the Lianozovo Dairy Plant and the Tsaritsino Dairy Plant, materially adversely affecting our results of operations.

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

In the event that companies which, as a result of our corporate reorganization for our initial public offering, were transferred by us but continue to be associated in the public mind with the “Wimm-Bill-Dann” name give rise to shareholder liability or reputational issues, our results of operations or reputation could suffer.

As part of our corporate reorganization for our initial public offering, we transferred our interests in a bank, Expobank, and four breweries to certain of our shareholders. These shareholders, in turn, have disposed of their interests in the bank and the breweries. In the event that these companies, which are no longer owned by us but may continue to be associated with the “Wimm-Bill-Dann” name in the public mind, are subject to negative publicity, our reputation could be affected. For example, there have been press reports about a dispute regarding the exclusion, in the fall of 2000, of minority shareholders from a shareholders’ meeting of a beer company previously owned by us and our current shareholders, some of whom are also members of our Board of Directors. These press reports repeated allegations made by the excluded minority shareholders as to the illegality of their exclusion, although their exclusion was upheld in court. Press speculation of a similar nature could raise concerns about how the holders of our securities and minority shareholders in our company will be treated, negatively affecting the price of our securities. Additionally, we could be held responsible for any shareholder liability which arises in connection with these companies and their operations during the time which they were owned by our subsidiaries.

We have engaged and may continue to engage in transactions with related parties that may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s-length transactions.

We have engaged in transactions with affiliated parties and may continue to do so. For example, we have engaged in transactions with certain of our shareholders, directors and executive officers and companies controlled by them, including equity purchases, supply contracts, loan arrangements, indemnification agreements and real property acquisitions. Conflicts of interest may arise between our affiliates and us, potentially resulting in the conclusion of transactions on terms not determined by market forces.

Allegations about certain of our shareholders or directors could adversely affect our reputation.

Certain of our shareholders and directors, including the Chairman of our Board of Directors, are together controlling shareholders in a group of related companies sometimes referred to as “Trinity.” The Trinity group engages in agro business, security services, casinos and construction. We purchased Municipal Guard Agency, a security services company, from the Trinity group in 2001. Prior to and in the beginning of 2002, we obtained security services from Trinity-Negus, and we currently purchase milk from certain milk supply companies in the Trinity group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a description of these transactions. The Trinity group has been the subject of speculation in the Russian press, including with respect to possible links with organized crime. However, no charges have been brought by governmental authorities against any of our shareholders or directors and, to the best of our knowledge, none has been threatened. In addition, our largest shareholder, who has been a member of our Board of Directors since June 14, 2005, was convicted of a violent crime in 1980 under the Soviet system and served nine years in a labor camp. Press speculation about these or other matters relating to our shareholders or directors could adversely affect our reputation and the value of our securities.

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

Another example of a government regulation that has affected us is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. Failure to comply with Regulation No. 988 could cause delays in introducing new food and beverage products to the public, as well as the disallowance of certain tax benefits otherwise available to producers of certain food products, such as baby food. The implementation of this regulation in June 2004 has caused delays in our introduction of certain new products and has increased production costs. We may continue to experience similar delays and increased costs in connection with Regulation No. 988 in the future.

In addition, the new Sanitary Rules on Children’s Food Products, which became effective on June 1, 2005, disallow certain tax benefits we formerly enjoyed in relation to some of our baby food products.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Lactalis, Campina, Ehrmann, Onken and Pascuale, have begun to invest in domestic production facilities, while others, such as Coca-Cola, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations. See “Item 4. Information on Our Company—B. Business Overview” for further description of the recent investments by some of our foreign competitors in Russian production facilities.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the unwinding of such transactions, which could have a material adverse effect on our business and results of operations.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and founding of new companies, this legislation is sometimes vague and subject to varying interpretations. Additionally, although the common ownership by our shareholders of a number of companies which are now our subsidiaries was generally made known to the Federal Antimonopoly Service and its predecessors, the existence of the shareholders’ agreement among our current shareholders was not disclosed. If the Federal Antimonopoly Service were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

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

In the event that our minority shareholders or minority shareholders of our subsidiaries were to challenge successfully past or future interested party transactions, or do not approve interested party transactions or other matters in the future, the invalidation of such transactions or failure to approve such matters could have a material adverse effect on our business, financial condition, results of operations or prospects or the value of the shares and ADSs.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions.” The provisions of Russian law defining which transactions must be approved as “interested party transactions” are subject to different interpretations. We cannot assure you that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations or prospects and the value of the shares and ADSs.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations or prospects could be materially adversely affected.

Over the past several years, we have sought and continue to seek to purchase minority stakes in our subsidiaries with the aim of acquiring 100% interests in each of our key subsidiaries. For example, in January 2005, we acquired a 10% stake in our subsidiary Siberian Dairy Plant from minority shareholders for a cash consideration of $1.1 million increasing our beneficial ownership to 87.1%. In March and April 2004, we acquired a total of an additional 6.2% of our subsidiary Tsaritsino Dairy Plant from our minority shareholders for a cash consideration of $3.4 million increasing our beneficial ownership to 97.6%. In addition, we acquired a 47.7% interest in our subsidiary Ufa Dairy Plant in September 2003 from minority shareholders for a cash consideration of $3.1 million increasing our beneficial ownership to 96.5%. In the future, minority shareholders may elect not to sell their shares to us, and thereby impede our efforts in acquiring 100% ownership interests in our subsidiaries.

Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the liabilities we have in connection with our $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2005, our consolidated total debt was approximately $371.6 million, of which $37.9 million was secured by equipment or inventory.

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

Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. See “Item 10. Additional Information—C. Material Contracts—Loan Agreement relating to the Loan Participation Notes and Guarantee.” Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person acting alone or together with other persons (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Our inability to effect certain mergers within our group of companies may prevent us from optimizing our tax rate and result in increased taxes.

As Russian tax regulations do not allow Russian companies to pay taxes on a consolidated basis, i.e., to offset the losses of one subsidiary against the profits of another subsidiary, we are seeking to merge certain companies within each of our segments in an effort to optimize the tax rates applicable to us. Our ability to effect such mergers depends, in each instance, upon our receipt of certain governmental and corporate approvals. Our inability or failure to consummate the mergers may prevent us from optimizing our tax rates and our effective tax rate may increase as our operations continue to expand.

Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our operating revenues.

A significant portion of our costs, expenditures and liabilities, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including our $150 million loan participation notes due 2008), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would increase total expenses.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of their offshore foreign currency earnings to Russia. In 2005, Russian companies were required to convert 10% of those earnings into rubles within seven days of receipt. While this conversion requirement was abolished by legislation that came into effect in May 2006, Russian legislation allows the Central Bank of Russia to reinstate the conversion requirement in any amount up to 30%. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Russian currency control regulations could hinder our ability to conduct our business.

The Central Bank of Russia has from time to time imposed various currency control regulations, and may take further actions in the future. Furthermore, the government and the Central Bank of Russia may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

A framework law on exchange controls which took effect in June 2004 empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. While the new regulatory regime continues to be restrictive, the law contemplates that most restrictions on currency operations will be removed effective January 1, 2007.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

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

Limitations on the conversion of rubles to foreign currencies in Russia could increase our costs when making payments in foreign currencies to suppliers and creditors and could cause us to default on our obligations to them.

Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency. Any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations. See Note 29 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

In addition, the Russian tax authorities audited the Tsaritsino Dairy Plant for the period covering 2000 through 2003. This audit resulted in a tax assessment of approximately $3.7 million relating to the plant’s calculation of its profit tax and value-added tax, or VAT, liability and a reduction in the amount of VAT refundable to the Tsaritsino Dairy Plant by approximately $1.0 million. The Tsaritsino Dairy Plant filed a claim with the Moscow Arbitration Court challenging these decisions in December 2004. In February 2005, the Moscow Arbitration Court ruled in our favor, except for the profit tax exemption in the amount of approximately $0.1 million paid by the Tsaritsino Dairy Plant as a charity donation. The court’s decision was thereafter affirmed, and the appeal by the Russian tax authorities was dismissed by the Appellate Arbitration Court.

In November 2004, Fruit Rivers was assessed approximately $3.0 million relating to its calculation of VAT. Fruit Rivers challenged this assessment and the Moscow Arbitration Court voided the assessment in April 2005. The tax authorities did not appeal the decision and the period for appeal has expired.

As court decisions in Russia do not constitute precedent for subsequent cases, the court decisions described above do not prevent the Russian tax authorities from filing similar claims against us or our subsidiaries or preclude the possibility that courts would rule in their favor on such claims. Thus, while we believe that our subsidiaries have complied and continue to comply with their profit tax and VAT obligations, the Russian tax authorities may in the future make claims against other of our subsidiaries for additional profit tax or VAT amounts with respect to sales of their products. These claims could be significantly larger than the claims described above, and our ability to recover VAT owed by the Russian tax authorities could also be jeopardized. The resulting losses could have a material adverse impact on our financial condition and results of operations.

The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.

Our juice producing subsidiaries have benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2003, 2004 and 2005, our tax expenses would have increased by $3.0 million, $1.2 million and $0.3 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, under the amended legislation, our small enterprises that were formed prior to January 1, 2002 were able to continue and did continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax was levied at a rate of 25% and 50% of the income tax rate, respectively. Although none of our subsidiaries currently takes advantage of the small enterprise tax benefits, we cannot guarantee that the tax authorities may not retroactively challenge previous tax benefits enjoyed by our subsidiaries pursuant to small enterprise tax legislation. Such challenges, if successful, could materially adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for Income Taxes.”

In addition, our use of the small enterprise tax exemption has been subject to challenge by the Russian tax authorities.

In January 2005, our Novosibirsk subsidiary, Nectarin, was assessed approximately $0.9 million (including required profit tax advance payments and penalties) by the local tax authorities. The assessment related to Nectarin’s use of the small enterprise tax exemption in calculating its profit tax liability during 2004. Nectarin filed a claim with the Moscow Arbitration Court challenging this assessment, and the assessment was subsequently declared invalid by the court, which decision was thereafter affirmed on appeal.

In September 2004, our subsidiary, Fruit Rivers, was assessed approximately $12.5 million (including penalties) by the local tax authorities relating to its use of the small enterprise tax exemption in calculating its profit tax liability during 2001. Fruit Rivers challenged this tax assessment with a higher tax authority, which cancelled the assessment.

While we believe that our subsidiaries have complied and continue to comply with the rules relating to the small enterprise tax exemption, the Russian tax authorities may in the future make additional claims against our subsidiaries challenging their use of this exemption. These claims could be significantly larger than the claims described above, and the resulting losses could have a material adverse effect on our financial condition and results of operations.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. The weak banking infrastructure in Russia also exposes us to an increased risk of unauthorized transactions or charges on our accounts due to bank error or actions by computer hackers.

The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. In addition, the Central Bank of Russia has recently revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis. In addition, another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations. Similarly, our customers may be adversely affected by another banking crisis or the bankruptcy or insolvency of the banks from which they receive or with which they hold their funds creating a situation in which they would be unable to pay us in full or at all, which could also result in a material adverse effect on our business, financial condition and results of operations.

We have also experienced problems with transmitting tax payments through certain Russian banks and, as a result, are experiencing difficulties with the Russian tax authorities. For example, in 2004 and

2005, our subsidiaries Wimm-Bill-Dann Purchaser, Ramenskoe Moloko and Tsaritsino Dairy Plant each received a tax assessment from the Russian tax authorities for tax arrears totaling approximately $100,000, $100,000 and $750,000, respectively. Each of these tax assessments resulted from the failure of the subsidiaries’ banks to transfer tax payments to the state budget upon receiving the relevant payment orders. We challenged these assessments and, in each instance, the assessments were declared invalid by Russian Arbitration Courts. Nevertheless, in May 2005, the tax authorities issued a new tax assessment in the amount of $750,000 against the Tsaritsino Dairy Plant relating to the tax payment that was the subject of their prior $750,000 assessment. The tax authorities subsequently filed a tax claim in the Moscow Arbitration Court, though they reduced the amount of the claim to $510,000. The Moscow Arbitration Court ruled in our favor with respect to this claim, a decision which was thereafter upheld on appeal in the Ninth Arbitration Appeals Court, as well as on appeal in the Moscow District Arbitration Court. In addition, in April and May 2006 several of our subsidiaries received demands from the tax authorities seeking to recognize such subsidiaries as acting in bad faith for the failure of their banks to transfer tax payments to the state budget upon receiving the relevant payment orders. The total amount of the demands from the tax authorities is $3,690,190. In response, we have filed claims seeking the invalidation of these tax demands and assessments with the Moscow Arbitration Court, in some cases, and directly with the tax authorities in others. All the cases are currently pending. In June 2006, Lianozovo Dairy Plant received a new assessment from the Russian tax authorities for approximately $90,000, and we are currently in the process of challenging this assessment with the Moscow Arbitration Court.

While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer’s bank, recent press reports have indicated that the Russian tax authorities have been actively and often successfully challenging such payments if the tax is not in fact received due to the failure of the bank to transfer such tax payment. Russian courts often rule in favor of the Russian tax authorities in such cases.

Our management believes that our subsidiaries have complied with their tax payment obligations, and we intend to challenge any further appeals by the tax authorities of the foregoing assessments or any additional similar assessments in the courts. However, if a court was to rule in the Russian tax authorities’ favor, these subsidiaries and/or other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

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

Risks Relating to our Shares and ADSs and the Trading Market

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that ADS holders could lose all their rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, ADS holders would lose all the money they have invested.

Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In U.S. courts, an action against the depositary, the legal owner of the shares, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit has been filed against a depositary bank, other than our depositary, seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future, and the shares were to be seized or arrested, the ADS holders involved would lose their rights to the underlying shares.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for the ADSs and relevant requirements of Russian law.

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Federal Law on Joint Stock Companies and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

An ADS holder, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to the ADS holders the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise its voting rights, the ADS holder must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for an ADS holder than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

The price of our shares and ADSs may be highly volatile.

The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although our ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is a limited public market for our shares. This, in turn, may affect the liquidity of our ADSs and their trading price. The trading prices of the shares and ADSs may also be subject to wide fluctuations in response to many factors, including:

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

In addition, no more than 35% of a Russian company’s shares may be circulated abroad through depositary receipt programs, such as ADS and GDSs. Our ADS and GDS programs, however, together account for 40% of our outstanding shares (which amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 35%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. This restriction may also limit the liquidity of our ADSs and their trading price.

You may be unable to repatriate your earnings from our ADSs.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

ADS holders may not be able to benefit from the United States-Russia income tax treaty.

In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from these treaties. See “Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations” for additional information.

Capital gains from the sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition at foreign stock exchanges of the foregoing types of securities listed on these exchanges by foreign holders who are legal entities or organizations are not subject to taxation in Russia.

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

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations

(New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

Risks Relating to the Russian Federation

Economic Risks

The Russian economy is less stable than those of most Western countries and could adversely affect our business and the value of the shares and ADSs.

Since the dissolution of the Soviet Union in the early 1990s, the Russian economy has experienced at various times:

•       significant declines in gross domestic product;

•       hyperinflation;

•       an unstable currency;

•       high government budget deficit and government debt relative to gross domestic product;

•       a weak banking system providing limited liquidity to domestic enterprises;

•       high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•       significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•       widespread tax evasion;

•       growth of a black and gray market economy;

•       pervasive capital flight;

•       high levels of corruption and the penetration of organized crime into the economy;

•       significant increases in unemployment and underemployment; and

•       the impoverishment of a large portion of the population.

Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

The infrastructure in Russia is inadequate, which could disrupt normal business activity.

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted the ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted.

The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. These factors could have a material adverse effect on our business and results of operations.

Fluctuations in the global economy could materially adversely affect the Russian economy and the value of the shares and ADSs.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

Political and Social Risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

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

Current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability.

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations and the value of the shares and ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our business, financial condition, results of operations and prospects.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial condition, results of operations and prospects.

Legal Risks

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

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•       inconsistencies between and among, the Constitution, federal and regional laws, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

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

Our operations and properties are subject to regulation by various government entities and agencies, as well as to ongoing compliance with existing laws, regulations and standards. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of our group of companies throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations, as well as the practical enforcement of such laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results. See “Item 4. Information on Our Company—B. Business Overview—Regulation” below.

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

•       the Federal Service for the Financial Markets, or FSFM;

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

The judiciary’s lack of independence, overall inexperience, occasional abuse of discretion, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remains largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. Judicial decisions in Russia can be unpredictable and may not provide effective redress.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s, a provider of independent credit ratings, has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities aggressively have brought tax evasion claims on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of the shares and ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an “effective parent.” The person whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Federal Law on Joint Stock Companies, effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•       the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•       a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholders in the future may not act in the best interests of minority shareholders, and this could materially and adversely affect the value of the shares and ADSs.

While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       income taxes;

•       VAT;

•       unified social tax; and

•       property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

Recently, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit taxpayers are subject to inspection with respect to the three calendar years which immediately proceeded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, in July 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed to Russian companies, and 15%, if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also “—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.”

Other Risks

We have not independently verified information we have sourced from third parties.

We have sourced certain information contained in this document from third parties, including private companies and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

Item 4.                          Information on Our Company

A.   History and Development

We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovo Dairy Plant and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to perceived higher quality and novelty and, since its introduction, the “Wimm-Bill-Dann” name has become a brand name recognized in a substantial percentage of Russian households.

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

•       In 2002, we acquired control of three dairy plants in the Krasnodar, Belgorod and Samara regions of Russia;

•       In 2002, we acquired control of a dairy plant in Kharkov, Ukraine;

•       In 2002, we acquired a 100% interest in the Roska Dairy Plant (renamed Baltic Milk in 2004) in St. Petersburg;

•       In 2002, we acquired control of Depsona (since renamed Fruktopak) in Tula and a large warehouse complex in the Moscow region;

•       In 2002, we acquired control of a dried milk plant in Buryn, Ukraine;

•       In January 2003, we acquired a 100% interest in Siberian Cheese, a refrigeration and warehousing facility in Novosibirsk adjacent to our principal Siberian dairy production facility;

•       In August 2003, we acquired underground wells in the Essentuki area of Russia and a water processing and bottling factory which produces “Essentuki” brand mineral water through our purchase of 100% interests in the companies Healing Springs and Geiser;

•       In December 2004, we acquired Atamanskoe farm, a raw milk production company;

•       In April, July and September 2005, we acquired three raw milk production companies, Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms;

•       In July 2005, we acquired control of the Obninsk Dairy Plant in the Kaluga region;

•       In July 2005, we acquired a 100% interest in the Experimental Baby Food Plant in the Kursk region;

•       In October  2005, we acquired a 100% interest in the Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters) in the town of Essentuki in the Stavropol region;

•       In December 2005, we acquired a controlling stake in Nazarovskoe Milk in the Krasnoyarsk region;

•       In December 2005, we acquired a 100% interest in the Pervouralsk City Dairy Plant in the Sverdlovsk region; and

•       In January 2006, we increased our aggregate ownership in the Moscow Baby Food Plant to 97.3%.

In the latter part of 2000, we began a corporate and organizational restructuring to facilitate our initial public offering and our future expansion, both within Russia and into other countries of the CIS. As part of this restructuring, we disposed of our interests in Expobank and four breweries. Since then, we have continued our restructuring efforts with the aim of enhancing our operating efficiency, reducing costs and creating synergies between our existing businesses. For example, in 2005, we merged our juice and water segments into a single beverage segment and created a separate baby food segment. Prior to 2005, baby food was part of our dairy segment. Hence, our operations are currently organized into three separately reported segments: dairy products, beverages and baby food, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001.

In addition, in response to increasing raw milk prices, which have put strong pressure on our dairy margins and the overall profitability of the dairy division in recent years, we created a separately managed business unit called “Agro” at the end of 2004 for the purpose of buying and managing a select number of dairy farms in certain Russian regions. The aim of this new non-core business unit is to develop a guaranteed supply of raw milk at stable prices for use by our dairy division. “Agro” is currently reported as part of our dairy division. Furthermore, we are in the process of restructuring our business with the aim to increase efficiency and optimize our current operations.

We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “WBD.” Each ADS represents one underlying share of our common stock.

From 2003 to 2005, we spent a total of $254.9 million in capital expenditures for projects in Russia, Ukraine, Kyrgyzstan and Uzbekistan where we have production facilities. Specifically, we improved our existing dairy and cheese production and dairy warehouse facilities, as well as the quality control procedures for the raw milk used in our production. In addition, we installed new production lines and other operating equipment at the Ramenskiy Plant, modernized our recently acquired Experimental Baby Food Plant and updated our IT infrastructure and software. As of March 31, 2006, our capital commitments amounted to approximately $35 million primarily for construction projects at our production sites and the purchase of farm-production equipment. We plan to finance these capital commitments from operating cash flow. For a further description of our principal capital expenditures and divestitures since the beginning of our last three financial years to March 31, 2006, as well as those currently in progress, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation and registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738. We operate in the Russian Federation and the CIS under a number of different trademarks and brand names, as more fully described below in “—B. Business Overview—Current Operations—Our products and brands.” Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children’s food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation, and our telephone number is +7 495-733-9726. We maintain a website at http://www.wbd.com. The information on our website is not a part of this report. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs, or the deposit agreement.

B.   Business Overview

We are one of the largest Russian manufacturers of dairy and juice products. In 2005, approximately 72% of our net revenues were derived from the sale of dairy products, approximately 22% from the sale of juice and water products and approximately 6% from the sale of baby food products.

Since our founding in 1992, we have become the market leader in Russia in the dairy market and one of the market leaders in the juice market. In the dairy market, according to an AC Nielsen study of 24 major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader (with the exception of open-air markets) during 2005 with 34.1% of the total market in all packaged dairy markets except for pasteurized milk. According to Rosstat, our total market shares in these markets was lower than the AC Nielsen study. Our market shares were 31.3% in traditional dairy products and 40.7% in yogurt and dessert dairy products in terms of value. In the Russian juice market, according to a Business Analytica survey of all of Russia, we had a 21.7% market share in terms of value during 2005. We currently have 30 manufacturing facilities in Russia and other countries of the CIS, as well as distribution centers in 26 cities throughout Russia and the CIS.

Our goal is to offer our consumers quality food and beverage products through the use of carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demand.

Our principal dairy products include:

•       Traditional products, such as sterilized and pasteurized milk, butter and cream, as well as traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream;

•       Yogurts and dairy desserts, such as traditional and drinking yogurt, mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese; and

•       Cheese products, including hard yellow and processed cheese.

Our principal beverage products include:

•       Juice and nectars produced from juice concentrate;

•       Enriched juice-based drinks;

•       A traditional berry-juice-based drink made from natural berries; and

•       Bottled natural mineral water.

Our baby food products include:

•       Liquid dairy products for infants under the age of three;

•       Juices for infants under the age of three;

•       Meat, fish, chicken, fruit and dairy purees for infants under the age of three; and

•       Products for pregnant women and nursing mothers.

Our principal geographic market is Russia. In 2005, our dairy product sales were highest in the Central region of Russia, which includes Moscow, the South region, Siberia and the Far East. Our juice sales were highest in the Central region, Siberia and the Volga region. Approximately 95% of our baby food sales were in Moscow and the Moscow region. Each of our production and distribution facilities is owned by a separate subsidiary of ours.

Business Strategy

We aim to retain our position as a leading nationwide producer of quality food and beverage products and to expand our production and sales in order to attain higher revenues, cash flow and earnings. To achieve these objectives, we use the following strategies:

•       Expand our geographic reach and production capacity.

•       Improve operating efficiencies and reduce costs.

•       Brand building and innovation.

•       Strengthen human resource capability.

Expand our geographic reach and production capacity.   Since 2000, we have acquired production units in various regions of Russia and the CIS. By establishing large production facilities in regions with high population density and available raw materials, we have been able to avoid high transportation costs and take advantage of lower cost labor and milk resources, which can be cheaper in the regions than in Moscow. While we believe that we have achieved national reach and anticipate fewer acquisitions in the future, the fragmented nature of the dairy industry in Russia and the CIS will continue to give rise to opportunities for strategic acquisitions, constructing new capacity and attracting new customers. In turn, we expect these combined factors, along with the geographic expansion of our distribution network, to bring about an increase in our geographic coverage. We intend to continue to implement this strategy through acquisition and construction of production capacity and new equipment, including the selective acquisition of plants, as follows:

•       Dairy.   We have developed and have been actively implementing since 2002 a regional expansion program which contemplates the acquisition of prominent dairy enterprises in Russia and the CIS, as well as significant investment, as necessary, into their modernization. We strive to ensure that our products are produced close to the markets where they are sold, reducing transportation costs and allowing us to respond more rapidly to changing consumption patterns. Following acquisitions, we review and optimize the local product portfolios and replace their management systems with our own.

•       Beverages.   Over the past three years, we have increased our juice production capacity at existing plants that we believe have the potential to become supply centers for those regions that offer substantial potential for sales growth. For example, we converted our Ramenskiy Plant in Moscow into a juice-only production plant in 2004. We have also been revising our juice distribution network, aiming to make it more efficient with a wider geographical reach. We will consider carefully selected opportunities in the beverage segment should attractive opportunities arise.

•       Baby Food.   In line with our strategy to develop our baby food sales, we have been investing in the modernization of the Moscow Baby Food Plant and acquired the Experimental Baby Food Plant in Kursk, Central Russia in order to diversify into other categories of baby food and to further expand into the regions of Russia. We are currently undertaking a modernization program for our new plant, and in March 2006, we launched our first line producing juice for babies.

Improve operating efficiencies and reduce costs.   We intend to maintain the high quality of our products, reduce our costs, increase our cash flow and improve employee productivity through:

•       Modernizing existing production facilities.   Following the overhaul of several of our production facilities during 2003 and 2004, we will continue to modernize our plants as required in order to reduce our production, raw material and labor costs through higher operating efficiencies and lower raw material wastes.

•       Controlling costs.   We routinely review our cost base to identify costs that may be reduced by improving technology, modernizing production assets, replacing high-cost suppliers, streamlining our management structure and reducing administrative expenses. We intend to continue to increase gradually the share of our raw materials acquired from local suppliers, which tend to be cheaper than imported materials. We also regularly review our workforce, particularly at newly-acquired plants, to help ensure productivity. In Russia’s current macroeconomic climate, wage inflation has become a major cost factor, particularly as we have rapidly expanded overall headcount since 2000 with a large number of acquisitions. We have sought to maximize employee efficiency by reducing employee numbers while increasing production capacity through installing new equipment and changing production patterns to meet production needs on a local, regional and group level.

•       Supply chain system.   We intend to implement a nationwide supply chain system that will enable us to maintain our products’ integrity, freshness and nutritional value, monitor delivery logistics at all stages, and thereby optimize efficiency while minimizing delivery costs.

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

•       Minimizing dairy distribution costs through local production.   We intend to continue to pursue a strategy of manufacturing dairy products in the same region in which they are consumed, decreasing our distribution costs, while at the same time increasing our profit margins for such products.

•       Creating our own raw milk base.   To counterbalance the general and seasonal increases in raw milk prices, we are taking a number of steps, including the leasing of milking and refrigeration equipment to selected dairy farms, in order to ensure consistent quality and quantities of milk at pre-determined prices.

Brand building and innovation.   In an increasingly competitive marketplace, we believe effective brand management is key to maintaining our leading positions in the market segments where we operate. We have developed key brands in specific segments into umbrella brands. This allows us to launch new products and enter new product niches with recognized and trusted brands. At the same time, we have elevated some strong local brands into regional and national brands. Maintaining long-established regional brands allows us to fit our marketing approach to specific regional tastes and leverage existing brand identities:

•       Maintaining a leading market position through key core brands.   We believe that, as the Russian dairy and beverages markets mature, only leading national and regional brands will be able to maintain their competitive positions, and that significant consolidation is likely. We will continue to focus on our brands and products with leading market shares in their respective segments. At the same time, we will continue to develop and launch new products and occupy new product niches.

•       Reviewing our brand portfolio and focusing our marketing efforts on key brands.   We will continue to review our brand portfolio with a view towards maintaining only our best-known brands, brands with high operating margins and new brands with significant potential. We intend to build upon and strengthen our best-known brands by consolidating them under our various existing product groups. Our umbrella brands are also instrumental in entering new markets and launching new products. As part of this process, we are shifting our branding focus from specific product categories to specific consumer segments. For example, our Neo branded enriched and juice-containing dairy products, launched in 2004, have established market leadership in these value-added niches around a wider brand identity promoting fitness and a healthy diet.

•       Increasing share of innovative, value-added products.   We intend to continue to invest in developing new value-added products and to increase our marketing and new product development expenditures in order to increase our production and sales volume of value-added products and brands, as opposed to commodity products often associated with narrower operating margins. In particular, we are seeking to increase our sales of yogurt, premium cheese, juice-based products, mixed juices and new flavor juice products as a percentage of our total sales volume through new product launches and management of our existing portfolio of brands and products.

•       Leveraging local brands.   While we believe in consolidating and rationalizing the product groups of businesses and eliminating poorly performing local brands, we also maintain a small number of well-established local and regional brands that have a strong existing identity and appeal to local preferences and cultural identities. For example, our Kubanskaya burenka brand has a strong resonance in southern Russia where certain national brands such as Little House in the Country have less cultural relevance.

Strengthen human resource capability.   Operating in both maturing markets, such as Moscow and St. Petersburg, and emerging markets, such as Russia’s regions and CIS markets, we are developing our human resource capability on the central group and regional levels to attract and retain skilled management with global consumer industry experience. At the same time, we believe in promoting talented people within the organization, moving people not only up the career ladder, but also into other parts of the business and other regions. In our production facilities, we have sought to make our existing employees more efficient through installation of new equipment and training.

•       Attracting world-class management talent.   In recent years we have recruited both Russian and foreign managers with experience working at multinational consumer goods firms in order to bring international best practices to the company. We have appointed a CEO with many years experience running Coca-Cola bottling companies in the CIS, Western and Eastern Europe.

•       Creating incentives for our employees.   We fully understand that the success of our business is a direct result of the work of our employees and we have had considerable success in fostering future management talent on the enterprise and group level. We have instituted success-based incentives for managers on the regional and group level. At the same time, we have worked with outside providers and our own team of professional trainers, as well as coaches chosen from a pool of the most experienced managers to provide resources for continued educational opportunities within the Corporate University. We aim to ensure that we continue to be seen as one of Russia’s most attractive employers for promising graduates while retaining talented employees.

•       Maximizing efficient use of personnel.   We are introducing a performance appraisal system linked to the creation of individual development plans for all management. We are currently starting work on putting in place management assessment and succession planning throughout the company. We are also working on developing an open and trusted environment that enables effective performance.

Current Operations

Dairy industry

Consumption.   Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively stable development of the market for traditional dairy products, and a more rapidly developing market for yogurt and dessert dairy products.

We estimate, based on combined data from Comcon, AC Nielsen and Goskomstat, that per capita consumption of packaged dairy products in Russia was 54.9, 58.3 and 60.6 liters per year in 2003, 2004 and 2005, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. Additionally, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced products such as yogurt and dessert dairy products.

According to our estimates, consumption of traditional packaged dairy products in Russia increased between 2004 and 2005 by 3% from 47.8 to 49.2 liters per person. We believe that packaged dairy product consumption levels will continue to increase at a moderate pace in Russia as the consumption of bulk liquid milk decreases due to increasing per capita incomes, the growing desire and demand for sterilized milk and the greater convenience of packaged products. Consumption of bulk liquid milk, which generally consists of unpackaged milk sold in markets to consumers who bring their own packaging, is still relatively common in Russia.

Additionally, a number of packaged dairy products are relative newcomers to the Russian market. For instance, yogurt is a relatively new product for Russian consumers. Since its first widespread commercial appearance in Russia in the early 1990s, yogurt’s popularity has increased. Per capita consumption, however, remains low. According to our estimates, annual per capita consumption of yogurt and dairy desserts in Russia increased to about 7.2 kilograms in 2005 from 6.7 kilograms in 2004, reflecting an increase of 7.5%. Other new dairy products in Russia include dairy desserts, mousse, fruit-flavored traditional products, flavored milk, flavored yogurt drinks and combined juice-dairy products.

According to our estimates, annual cheese consumption (yellow, white and processed) in Russia increased by 10.5% between 2004 and 2005, from 3.8 kilograms per capita to 4.2 kilograms per capita, respectively. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

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

The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 1,500 large, medium and small enterprises, according to IKAR (the Institute of the Agricultural Market). There is evidence, though, that the process of consolidation is continuing, with the less efficient producers going out of business or being acquired by larger companies. For example, in addition to our dairy plant acquisitions in 2005, our competitor Unimilk acquired various dairy plants in the course of 2004, 2005 and thus far in 2006 throughout Russia. See “—Dairy products and brands—Market trends and competition” for a description of Unimilk’s acquisitions.

Additionally, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina, Lactalis and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy product market.

Juice and mineral water industries

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

Source: Combibloc, 2004

We estimate the annual per capita juice product consumption in Russia in 2005 and 2004 was approximately 16 liters and 14 liters, respectively.

The volume of bottled water consumption in Russia is now on par with the consumption of juice products. In 2005, we estimate, based on data from Business Analytica, that the average per capita consumption of bottled water in Russia was 16 liters per year. This figure is significantly lower than consumption levels elsewhere in Europe. For example, according to Euromonitor, the current per capita consumption of bottled water in the United Kingdom is close to 30 liters per year, and over 140 liters per year in Italy and France.

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

Additionally, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2005, according to a Business Analytica survey of 18 cities located throughout Russia, referred to hereinafter as the Business Analytica survey, the four largest Russian producers had a market share of approximately 88% of the juice product market. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity and the decrease in the number of brands on the market over the last few years. According to the Business Analytica survey, during 2005, there were more than 100 brands of juice products in the Russian juice market, though only 10 of these brands accounted for 81% of the market.

The bottled water market in Russia is characterized by a large number of brands, including local brands that are strong in the regions where they are produced. In addition, the leading brands in Moscow differ from those with leading market shares in many of the regions outside of Moscow. According to the Business Analytica survey, in 2005, the top ten bottled water producers in Russia had a 75% market share in Moscow and a 69% market share in the ten largest cities of Russia in terms of value for the first two months of 2006. This difference is largely due to the prominence of local or regional producers in certain regions outside of Moscow whose water products are less expensive than those of national brands. The market shares in Moscow of the two largest international bottled water providers, Pepsi and Coca Cola, decreased from 34% in 2004 to 29% in 2005 in terms of value, according to the Business Analytica survey. In terms of market share, Pepsi remained the market leader in Moscow in 2005 followed by domestic producer GG&MW Co N.V. and Coca Cola.

Baby food industry

Consumption.   The baby food market in Russia is comprised of four main segments:

•       powdered formula and cereals;

•       liquid dairy products (milk, kefir, cottage cheese and curd desserts, yogurts, liquid formula);

•       supplemental infant food products (early solid foods, including juices, purees); and

•       other products (baby water, puddings, soups, biscuits, tea).

According to our estimates, approximately 75 - 80% of the dairy products consumed by children aged 0 - 3 years in Russia are adult food products, with specialized baby foods comprising only 20 - 25% of the dairy products consumed in this age group.

From 2003 to 2005, the baby food market in Russia grew by 47%, according to our estimates. Three regions of Russia currently account for over 70% of nationwide baby food product sales, including the Central region (including Moscow), the Northwest region (including St. Petersburg) and the Volga region, according to our estimates. In 2005, the Moscow market accounted for approximately 34% of sales in the Russian baby food market, according to our estimates, a 5 - 6% decline from 2003 due to dynamic growth in baby food sales in the regions. Among the markets exhibiting the fastest growth in baby food sales has been the Northwest region, mainly due to active expansion by St. Petersburg-based Petmol, our competitor in the dairy segment and producer of liquid dairy products for infants, the increased presence of our baby food products in this market and active product promotion by leaders in the supplemental infant food segments.

Our baby food division is primarily focused on the production and sale of liquid dairy products. According to our estimates, in 2005, sales of liquid dairy products for children up to 3 years of age in Russia increased by 17 - 18%.

Production.

The baby food market began in Russia in the early 1990s with a government plan to build approximately 110 production sites throughout the country to develop baby food products such as meat, fruit, vegetable, grain and fish purees and various dairy products. Although only a small number of these government-sponsored production sites were ever built, domestic and foreign producers of baby food started acquiring production facilities in Russia in the second half of the 1990s. Since 2000, the baby food market has grown substantially with additional types of products being introduced and increased consumption due, in large part, to the population growth of children aged three and under in Russia.

Today, both Russian and foreign producers have a presence in the baby food market in Russia, with foreign producers generally operating in each of the market’s four main product categories and Russian producers generally operating in individual categories.

In the individual product categories, foreign producers currently dominate the powdered formula and cereals market, while domestic producers hold leading positions in the liquid dairy products and supplemental infant food market.

The market share of domestic producers has grown in recent years, with domestic products accounting for approximately 70% of the Russian baby food market by volume in 2005, according to our estimates. In contrast, the market share of Western brands has generally been shrinking, and stood at approximately 30% by volume in 2005, according to our estimates. However, in terms of value, foreign brands currently have an approximately 50% market share, according to our estimates due to the higher average selling prices as compared with domestic products. Notwithstanding the declining market share for foreign baby food products, the sales volumes for these products have continued to increase in recent years due to the continued overall annual growth of the baby food market in Russia.

Our products and brands

Our dairy, beverage and baby food products accounted for 72.0%, 21.7% and 6.3% of our net sales in 2005, respectively. Our principal geographic market is Russia, with the Moscow market being among the most significant. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volume and the growth rate by production volume of our business lines:

	2005	2004	2003
Dairy products
Sales (in millions)	1,007.7	822.9	616.3
Annual sales growth (% year on year)	22.5%	33.5%	n/a	(1)
Percent of total sales	72.0%	69.2%	65.7%
Sales volume (in thousand metric tons)	1,195.3	1,098.5	960.0
Annual volume growth (% year on year)	8.8%	14.4%	n/a	(1)
Beverage products
Sales (in millions)	303.8	301.7	276.0
Annual sales growth (% year on year)	0.7%	9.3%	n/a	(1)
Percent of total sales	21.7%	25.4%	29.4%
Sales volume (in million liters)	436.2	462.6	478.6
Annual volume growth (% year on year)	(5.7)%	(3.3)%	n/a	(1)
Baby food products
Sales (in millions)	87.8	64.7	46.0
Annual sales growth (% year on year)	35.7%	40.7%	n/a	(1)
Percent of total sales	6.3%	5.4%	4.9%
Sales volume (in million liters)	57.8	50.0	45.9
Annual volume growth (% year on year)	15.5%	8.9%	n/a	(1)
Total net sales (in millions)	1,399.3	1,189.3	938.5

(1)          Growth data for 2002 based on new segmentation is unavailable.

Dairy products and brands

Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total dairy revenue in 2005, 2004 and 2003 are as follows:

Product line	Types of products	Main brands	Approximate percentage of total dairy revenue in 2005	Approximate percentage of total dairy revenue in 2004	Approximate percentage of total dairy revenue in 2003
Traditional products	Sterilized and pasteurized milk, butter, cream, traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream	“Little House in the Village,” “Happy Milkman,” “M,” “Kuban Cow,” “Zavetny Bidonchik,” “Bio-Max,” and “Our Doctor”	58.8%	57.4%	58.2%
Yogurts and dairy desserts	Traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese	“Bio-Max,” “Neo,” “Happy Milkman,” “Chudo,” “Frugurt,” “Ginger Up” and “Lada”	38.9%	38.1%	36.1%
Cheese	Traditional cheese products	“Lamber,” “Ginger Up” and “Happy Milkman”	2.3%	4.5%	5.7%

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

Segment	Purchaser material well-being scale	Traditional products	Yogurts and dairy desserts	Health-oriented enriched products	Cheese Products
Premium	Enough money to buy major household appliances and higher, monthly income above $500 per family member			“NEO”
Upper-middle and middle	Enough money to buy major household appliances and higher	“Little House in the Village”	“Ginger Up,” “Chudo”	“Bio-Max”	“Lamber”
Middle and lower-middle	Enough money to buy food and clothing, but not enough to buy major household appliances	“Happy Milkman,” “Slavyanochka,” “Kuban Cow” and “M”	“Frugurt,” “Lada”	“Our Doctor”	“Happy Milkman”
Mass	Enough money for food only	“Zavetny Bidonchik”

In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. For example, in 2002 we developed the “Ginger Up” brand, which is targeted at children and includes dairy products, as well as juices, and in 2003 we launched the premium “NEO” brand and the mass-market “Zavetny Bidonchik.” We expanded our “NEO” brand in 2004 and 2005 to offer a broader selection of products in the attractive premium segment.

Market trends and competition.   Overall, the Russian dairy market has been growing over the last three years. According to our estimates, the total market for packaged dairy products in Russia was 7.9 billion liters in 2003, 8.4 billion liters in 2004 and 8.7 billion liters in 2005. We believe that consumption may continue to increase at a more moderate pace, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for value-added products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf lives, including sterilized milk.

Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and currently includes over 1,500 large, medium and small enterprises, according to IKAR. Due to the high degree of fragmentation, the market is very price competitive. In 1999, we responded to this competitive challenge by holding our prices constant in an inflationary environment. In addition, from 2000 to the present, we have expanded our distribution service, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly widening our regional product offerings as consumer spending is growing steadily in the regions. For example, in order to increase our market share in regional markets for our new premium segment yogurts and dairy desserts, we began selling these products during 2004 in several regions at introductory prices, making them more attractive both to distributors, retailers and final consumers. We believe that these strategies have increased public awareness of our products and helped us to continue to expand our market share without aggressive pricing.

In the traditional dairy product markets, we compete primarily with local producers, such as Unimilk and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy product market, we compete primarily with Groupe Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children’s product market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

•       Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the 24 city AC Nielsen study, in 2005, Danone had a 25.8% market share in yogurt and dessert dairy products and a 14.3% overall market share in the Russian dairy product market in terms of value. Danone owns 9.9% of our outstanding shares in the form of ADSs.

•       Unimilk, the second largest dairy holding company in Russia, founded in 2002 as a dairy division of Planeta Holding, controlled by Millhouse Capital. Unimilk has 17 dairy production facilities in Russia and two in Ukraine. Its largest production facility, St. Petersburg-based Petmol, produces a wide range of dairy products. According to the 24 city AC Nielsen study, in 2005, Unimilk had a 8.9% market share in traditional dairy products, a 2.3% market share in yogurt and dessert dairy products and a 6.7% overall market share in the Russian dairy product market in terms of value.

•       Ochakovsky Dairy Plant, a Moscow based company and one of the largest dairy plants in Russia. It produces traditional dairy products and yogurts and desserts. According to the 24 city AC Nielsen study, in 2005, the Ochakovsky Dairy Plant had a 6.0% market share in traditional dairy products, a 2.3% market share in yogurt and dessert dairy products and a 4.5% overall market share in the Russian dairy product market in terms of value.

•       Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the 24 city AC Nielsen study, Ehrmann had an 8.2% market share by sales in yogurt and dessert dairy products in 2005 in terms of value.

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

Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, in addition to our dairy plant acquisitions in 2005, our competitor Unimilk acquired various dairy plants in the course of 2004, 2005 and thus far in 2006, including the Kostroma Dairy Plant, Vladimir Dairy, Volgograd Dairy Plant No. 3 and Rosa (Smolensk) in central Russia; the Shadrinsky Dairy Plant in the Kurgansk region; and Tom-Mac (Tomsk), Novosibirsk City Dairy Factory and Solti (Kemerovo) in Siberia. In addition, in 2006, Unimilk acquired 55% of Permmoloko, a dairy plant in Perm (Ural region). In 2005, Unimilk completed the main phase of upgrading its production capacities at the Petmol factory (St. Petersburg) at a cost of over $15 million. These acquisitions and investments by Unimilk have heightened its competitive position substantially in the Russian and CIS dairy product market.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly concentrating on producing products for the average Russian consumer with an average income. Moreover, whereas our foreign competitors tended in the past to rely primarily on imported products, which are more expensive, a number of these companies, such as Danone, Parmalat, Campina and Ehrmann, have invested and continue to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operation.”

For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. In April 2005, Danone announced the opening of new production lines at its factory in Chekov in the Moscow region, which increased the factory’s capacity to 250,000 metric tons. Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life, and announced plans in 2005 to expand its production of dairy beverages in the Moscow region, increasing Campina’s total investments in Russia to over $100 million. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Laktalis and German company Hochland. In 2004, Lactalis acquired Foodmaster International, a company owning seven dairy factories in Kazakhstan, Moldova and Ukraine that produce milk, kefir, sour cream, yogurt and cheese. In Russia, Lactalis owns Lactalis Istra, a factory located near Moscow with capacity to produce up to 6,000 metric tons of cheese annually, and in Ukraine it owns a dairy plant in Nikolaev that produces various dairy products. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad proprietary distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Beverage products and brands

Our beverage products consist of juice and bottled mineral water products. In 2005, approximately 98% of the net revenues of our beverage segment were derived from the sale of juice products and approximately 2% from the sale of bottled mineral water products.

Our juices are produced primarily at the Ramenskiy Plant and at Fruktopak, and we have also installed juice lines at our dairy production facilities in Vladivostok, Novosibirsk and at the Tsaritsino Dairy Plant. Our mineral water is produced at our plant in the Novgorod region and at our two plants in the Essentuki area.

Our principal beverage product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars produced from juice concentrate

•  “J-7,” covering 12 kinds of fruit, berry and vegetable juices and nectars

•  “Rio Grande,” covering 7 kinds of fruit and berry juices and nectars

•  “100% Gold,” covering 8 kinds of fruit, vegetable and berry juices and nectars

•  “Lovely Garden,” covering 11 kinds of fruit, vegetable and berry juices and nectars, 5 kinds of juices and nectars enriched with vitamins and 3 kinds of traditional Russian berry drinks

Enriched juice-based drinks	• “J-7 Idea,” an innovative juice-based drink with real fruit pieces • “J-7 Bio,” an innovative juice-based drink enriched with prebiotics • “J-7 Exotic,” an exotic fruit juice and nectar range
Traditional berry-juice-based drinks	• “Wonder Berry,” covering 7 kinds of berry-juice based drinks and 2 kinds of berry compote
Other juice-based drinks	• “DJ,” covering 4 kinds of fruit and berry drinks
Mineral water

•  “Essentuki,” covering 3 kinds of therapeutic mineral water (Essentuki #4, #17 and #20)

•  “Sanctuary Valday,” covering 2 kinds of mineral water rich with natural mineralization

•  “Sanctuary Beshtau,” covering 2 kinds of mineral water rich with natural mineralization

•  “Novoessentukskaya,” covering 1 kind of therapeutic mineral table water

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

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice- based drinks	Mineral water
Premium	• Aged 20-45 • Mainly working women with high incomes • Consumers who appreciate and care about quality	“Rio Grande”
Upper-middle	• Aged 20-45 • Men and women in the middle to upper-middle income bracket • Active, optimistic and open-minded	“J-7”	“Wonder Berry”	“J7 Bio,” “J7 Idea” and “DJ”	“Essentuki”
Middle	• Aged 25-45 • Primarily married men and women with children in the middle income bracket • Self-confident, rational, but not trend setters	“100% Gold”			“Sanctuary Valday,” “Sanctuary Beshtau”
Lower-middle	• Aged 25-45 • Men and women typically with children and below average incomes; family oriented • Optimistic	“Lovely Garden”	“Lovely Garden”		“Novoessentukskaya”

In 2003, we commenced the repositioning of our “Lovely Garden” and “J-7” brand products with new packaging and marketing approaches. In 2004, we turned “J-7” into an umbrella brand and launched “J-7 Idea” in PET bottles (plastic bottles), as well as “J-7 Exotic,” which are marketed to appeal to people on the move with fast and healthy lifestyles. We also introduced new packaging and marketing approaches for “J-7” brand products, including a change from Tetra Brik and Tetra Slim packaging to Tetra Prizma packaging and the launch of PET packaging. When launched, the new products with PET bottle packaging were unique for the Russian market. We also launched a new product under our “Lovely Garden” brand in 2004 called “Lovely Garden—10 Vitamins.” In 2005, we released “J-7 Bio,” a prebiotic drink sold in PET bottles. We also began selling berry compotes under the “Wonder Berry” brand and at the end of 2005, and began producing 3 types of mors, a traditional Russian berry drink, under the “Lovely Garden” brand. We also began producing “J7” and “100% Gold” juices and nectars in 1.5 liter formats, and “Lovely Garden” juices and nectars in 2.0 liter containers. In 2006, we added a new 0.425 liter container size to the “Lovely Garden” range, and began selling certain juices and nectars in PET bottles.

We launched our water operations in March 2003, when we began operations at our new water processing and bottling factory in the Novgorod region, and extended our operations in August 2003 and October 2005 with the acquisition of mineral water factories and underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. In 2005, we merged our water and juice businesses into a single “beverage” business unit to further reduce costs and benefit from natural synergies.

In August 2003, we acquired underground wells and a factory that produces “Essentuki” mineral water and acquired an additional Essentuki mineral water plant in October 2005. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia’s best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.5 liter dark green bottles long associated with the brand. We also produce Essentuki in 1.5 liter plastic bottles. We remain committed to expanding our Essentuki production capacity.

We obtain natural mineral water from an underground source near the Valdai National Preserve, which is bottled at our factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed nationally in Russia under the “Sanctuary Valdai” brand name. Our Sanctuary brand portfolio was broadened in 2004 to include water from the Caucus region, sold under the “Sanctuary Beshtau” brand. “Sanctuary Beshtau” is sold in 0.5 liter and 0.33 liter glass bottles and in 5 liter plastic bottles for home consumption.

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

We believe that our primary competitors in this area are Pepsi’s “Aqua Minerale” and Coca-Cola’s “BonAqua,” as well as Borzhomi, Narzan and Saint Springs, all of which are produced in the CIS. We have positioned our brand in a more up-to-date style, accentuating the fact that it is naturally produced mineral water, and offer both still and carbonated waters in a variety of bottle sizes, giving consumers a wider selection.

Market trends and competition.   The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 2,270 million liters in 2005, according to Business Analytica, from 2,030 million liters in 2004. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to the Business Analytica survey, in Moscow, which enjoys higher average per capita incomes than most other parts of Russia, the average consumption of juice in 2005 was approximately 40 liters per capita, as opposed to national per capital consumption of approximately 16 liters per capita. The most dynamic growth in recent years has been in the lower-middle price bracket, which we expect will continue to drive market growth in the foreseeable future.

The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that growth opportunities lie in the regions of Russia with lower fresh fruit availability or rising household income, where we expect particular growth in the lower-middle product segment. We also believe that potential for growth lies in other CIS countries, which are relatively undeveloped in terms of juice consumption, such as Ukraine and countries in Central Asia. Given these market characteristics, we are pursuing a marketing strategy aimed at promoting juice drinking habits by emphasizing the health benefits.

The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices. At the same time, however, while our profit margins on our beverage products increased in 2003, 2004 and 2005, our sales volumes decreased during these periods due to vigorous market competition from domestic and foreign producers and our ongoing overhaul of our juice distribution network. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased competition among juice producers in Russia has caused our sales volumes in our beverage segment to decline, which has adversely affected and may continue to adversely affect our results of operations” and “—Consumer preference for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse affect on our results of operations.”

Our principal competitors in the Russian juice market include the following companies:

•       Multon is a St. Petersburg-based company that, according to the Business Analytica survey, had a 23.3% market share in Russia during 2005. Its “Rich,” “Kind” and “Niko” brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising. Multon was purchased by Coca-Cola in 2005.

•       Lebedyansky is based in the Lipetsk region and, according to the Business Analytica survey, had a 27.6% market share in Russia during 2005. Its “Tone,” “I,” “Fruit Garden” and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer. Lebedyansky raised over $150 million in its initial public offering in Russia in 2005.

•       Nidan is a Novosibirsk-based Russian company that, according to the Business Analytica survey, had a 15.4% market share in Russia during 2005.

Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which purchased local producer Multon, one of our primary competitors, in 2005. During 2004, PepsiCo aggressively entered the Russian market with its “Tropicana” brand juices, which it produces domestically at the Nidan plant in the Novosibirsk region. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operation.”

However, we believe that we can compete successfully against foreign producers. We offer our customers quality juice products with a range of different tastes and nutritional characteristics. Further, we have a quality brand portfolio which ranks highly in almost all market segments, and we plan to continue to devote significant resources to advertising and marketing our leading brands.

The market for mineral water is characterized by rising consumption, as well as many local brands that are strong in their respective home regions. According to Business Analytica, the total market for bottled water in Russia increased to approximately 2,237 million liters in 2005 from 2,033 million liters in 2004. Russian bottled water producers dominated the market, with a 68.5% market share in terms of value, while the share of the two market leaders, PepsiCo and Coca-Cola, accounted for 31.5%, according to a Business Analytica survey of Russia’s 10 largest cities in September through October 2005. According to the same survey, we were among the top ten water producers in Russia, with a 3.2% market share by value. The market growth in recent years has been driven mainly by the increased consumption of bottled water sold in large packaging, which is consumed for drinking, as well as cooking purposes. We believe that this market will continue to expand in the coming years due to the growing income per capita in Russia and increasing concern among the population regarding food and water quality.

Baby food products and brands

Our baby food products consist of products sold under the “Agusha” brand, including liquid dairy baby food, juice, meat purees and products for pregnant and nursing women. These products are mainly produced at the Moscow Dairy Baby Food Plant and, starting in the Spring of 2006, the Experimental Baby Food Plant. In 2005, baby food products comprised 6% of our total sales.

In 2005, we created a separate baby food segment. Prior to 2005, baby food was part of our dairy segment.

We are currently developing our baby food division by focusing on the regional expansion of our sales and increased production, including through co-packing arrangements with certain third-party facilities. We also plan to launch new products, as well as expand the range of our existing products.

To further our development strategy, we acquired the Experimental Baby Food Plant in the Kursk region in July 2005 and are currently modernizing the facility. The plant sources certain of its raw materials from its own fruit orchards, and our acquisition of the plant will allow us to expand our baby food product range to include fruit and vegetable purees.

Market trends and competition.   The baby food market in Russia has been experiencing dynamic growth in recent years, supported by improved market conditions, including rising average incomes, more stringent government regulation of baby food production and the introduction of various state-supported social programs aimed at improving domestic birth rates and providing maternity assistance. As a result of these improved conditions and increased consumer demand, domestic production of baby food products has increased over the last few years, with certain of Russia’s major juice and dairy producers increasing their production capacity and introducing new baby food brands. Foreign producers are also active in the market and, similar to the dairy and juice markets, several such producers have begun to focus on establishing local production capacity in Russia. We believe that market consolidation is likely over the next several years, with the largest foreign and domestic baby food producers acquiring smaller regional producers in order to increase their production capacity. In addtion, we believe continued market growth will lead to the emergence of product price segments similar to those in the juice and dairy markets.

Overall, the Russian baby food market has been growing over the last three years. According to our estimates, the total market for baby food products in Russia was 803,000 tons in 2003, 842,000 tons in 2004 and 869,000 tons in 2005. Given the existing low per capita consumption of products specifically produced for babies and the fact that spending on such products increases as family incomes grow, we see this market segment as providing an opportunity for growth. Another factor driving the growth of the Russian baby food market is the increase in the number of infants aged four and under by 4% in 2005.

We were the market leader in liquid dairy products for infants in Russia in 2005, with an approximately 56% market share, followed by Unimilk with an approximately 14% market share. Nestlé and Nutricia were the market leaders for powdered formula and cereals, with approximately 50% and 25% market shares, respectively. The preceding market data, in each case, is according to MEMRB. Local producers of baby food products are also active in regional markets, the largest of which are the Zelenodolsk Baby Food Dairy Plant, Ekaterinburg Dairy No. 1, Novosibirsk Dairy and Ratmir Tver Dairy.

According to a consumer study conducted in August 2004 by GfK Rus, a marketing research institute, price is currently not the main factor considered by purchasers of baby food products when it comes to choosing brands and forming brand loyalties. Rather, the main factors influencing consumer decisions are quality, brand image, product uniqueness, convenience, availability of desired flavors and product hypoallergenicity. In addition, as competitoin within the market has increased, factors such as flavor and product innovations, beneficial additives and package formats have also begun to influence consumer choice.

Among the leading producers of baby food products in Russia are foreign producers such as Nestlé, Nutricia, Heinz and Hipp, which generally operate in all of the main baby food categories, as well as domestic producers such as us, Azov KDP, MK Tikhoretsky and Lebedyansky, which generally operate in select baby food product categories. According to MEMRB, the foregoing producers held an approximately 78% market share in the Russian baby food market during 2004 in terms of value. According to our estimates, the market share of foreign producers declined in 2004 and 2005, while the market share of domestic producers increased. However, sales of baby food products in Russia increased during this period for both foreign and domestic producers due to the overall growth in the market.

In addition to our “Agusha” brand, other brands competing in the infant liquid dairy products market include baby food brands “Rastishka,” “Prince,” “Skeletony,” “Erelash” and others, although our main competition in this category consists of adult dairy products. In the supplemental infant foods category, we compete with brands including  “Azov,” “Vinni” and “FrutoNyanya.” In the cereals category, our main competitors consist of brands from foreign producers, including Nutricia, Kolinska, Podravka and Heinz. The main producer of baby drinking water is Zelnogradsky Istochnik, producing under the “Malyshka” brand.

New Product Development

We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2005, our product and technologies development departments located at Lianozovo Dairy Plant had 46 employees and our juice product and quality department at the Ramenskiy Plant had 31 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers.

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

We continued to actively develop our cheese products and enriched dairy products during 2005. In particular, we extended the “Imunele” sub-brand by introducing “Imunele-Forte,” a prebiotic drink enhanced with amino acids. We also expanded our cheese production, introducing new brands and varieties. For example, we introduced a wide selection of processed cheese products under our “Happy Milkman” brand, as well as hard cheese products sold under the new “Lamber” brand, including a creamy hard yellow cheese product. In addition, in 2005, we launched a new line of “5 Grain” yogurts and cottage cheese products, a low lactose milk under the “Bio-Max” brand, a fruit smoothie drink “La Fruit” and a new yogurt product sold with a plastic spoon to enable easy consumption anywhere both under the “Chudo” brand. In 2006, we launched a new kefir called “Effective” under the Bio-Max brand, and market it as a healthy consumer dairy product. In addition, in 2006, we launched milk porridges under the “Happy Milkman’’ brand.

In the beverage segment, we launched a new product under our “Lovely Garden” brand called “Lovely Garden—10 Vitamins” during 2005. In the same year, we also introduced new PET bottle packaging for this brand.

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

Our advertising and marketing expenditures of $43.8 million in 2003, $54.3 million in 2004 and $57.9 million in 2005 constituted 4.7%, 4.6% and 4.1% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase due to market competition and annual media inflation. According to Gallup, in Russia, we were the second largest advertiser in 2003, the third largest advertiser in 2004 and the ninth largest advertiser in 2005.

A majority of our advertising expenditures are for the promotion of our leading nationwide juice brands, such as “J-7” and “Lovely Garden.” We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets. We also plan to continue our aggressive advertising and marketing of selected new products.

We continually seek fresh outlets for promoting our brands. For example, in 2001 and in 2003, we sponsored the television program “The Last Hero” (the Russian version of “Survivor”), the first reality-based series on Russian television. In this connection, our “J-7” brand products were featured in virtually all public relations and marketing relating to the show—on billboards, “J-7” packaging, television and print advertisements, as well as on the show itself. We also sponsored two other reality-based television programs using our “NEO” and “Zapovednik” brands. In 2005, we sponsored and promoted our “Lovely Garden” brand through a popular television sitcom, and in 2005 and 2006 we featured a popular Russian actress in our advertising, including in television commercials and print advertisements. In cooperation with one of Russia’s national television channels, we also sponsored a Russian cinema festival and related events in 2005, through which our “Chudo” products were prominently featured in television commercials and at the festival itself. Another example of innovative marketing is our promotion of the “Ginger Up” brand, which is targeted at children, with a unique “Ginger Up” magazine for children.

Pursuant to turning “J-7” into an umbrella brand, we launched new products, packaging and an advertising campaign aimed at people on the move with fast and healthy lifestyles. We also promoted our “Lovely Garden” brand by including a ticket on each package that could be cut out by the purchaser to participate in a drawing for a cash prize.

We have also built brand awareness through charitable work and sponsored events. For example, in 2004, 2005 and 2006, we sponsored the “Tefi” National Television Awards program. For several years, we have sponsored International Charity Foundation events benefiting orphans through its “Hope Around the World” program. We have also sponsored Internal Protection of Children Day in Russia, as well as events of Ronald McDonald’s Sports and Recreation Center for Children, which helps mentally and physically disabled children. We also support several other charitable organizations and serve as a trustee of the Charity Foundation for Special Grants, which is headed by Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

The broad distribution of our products is an important element in maintaining sales growth and providing services to our customers. We attempt to meet the changing and increasing demands of our customers by planning appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a proprietary network of 27 distribution centers and sales offices throughout Russia and other countries of the CIS. Specifically, we have 11 dairy distribution centers and 16 beverage distribution centers that provide us with a broad national presence and facilitate the sale of our products in populous regions and in certain regions where we do not own production facilities. These distribution centers function as distribution points in their respective regions, and also coordinate certain local trade marketing. We also sell our products directly from our production facilities.

For the purposes of establishing pricing policies, coordinating interaction with local authorities, production and raw material purchase planning, we divide Russia into two sales and distribution areas: European Russia and Asian Russia.

Distribution

Due to different consumption patterns and product characteristics, our dairy and beverage businesses require different distribution strategies. We have therefore built two largely independent distribution systems for our dairy and beverage products, although we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible. Distribution of our baby food products is handled partially through our dairy distribution centers and partially through independent distributors.

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

Our infant dairy products produced by the Moscow Baby Food Plant are largely purchased by the Moscow City Government, which, in turn, distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2003, 2004 and 2005, approximately 62%, 61% and 56%, respectively, of our baby food product sales volumes were distributed through these milk kitchens, with the remaining sales volumes sold through our distributors. The baby food product sales volume distributed through the milk kitchens has been decreasing while, at the same time, the volume of commercial sales of our dairy products has increased. For a description of the risk relating to our reliance on the Moscow City Government to purchase of our infant dairy products, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.”

Our beverage products have longer shelf lives than dairy products, which allows us to distribute these products to customers across the country. We have established a broad proprietary distribution network, with distribution centers in all key Russian cities with populations of more than one million and representative offices and sales agents in smaller regions. Typically, a distribution center includes sales and marketing personnel dedicated to serving each customer group separately, and accounting and logistics personnel. Further, in order to build strong relationships with major customers, we have adopted a concept of key account management which enables us to negotiate better trade terms with such customers.

Customer base and pricing

We distribute our products through a variety of channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open-air markets and restaurants. As a percentage of total revenue during 2005, in terms of product value, approximately 66% of our dairy products, 81% of our beverage products and 43% of our baby food products were sold through independent distributors and wholesalers; approximately 26% of our dairy products, 12% of our beverage products and 18% of our baby food products were sold through supermarket chains by direct delivery; approximately 3% of our dairy products, 2% of our beverage products and 3% of our baby food products were sold through direct delivery to retailers other than supermarket chains; and approximately 5% of our dairy products, 5% of our beverage products and 36% of our baby food products were sold through other channels, including hotels, restaurants, schools, airlines, milk kitchens (for baby food) and other establishments.

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

Our distribution strategy for beverage products is to sustain and enhance our relations with independent distributors, with whom we have generally developed long-standing, beneficial relationships.

Our distribution strategy for baby food products is to actively develop our regional sales with a focus on Russia’s largest cities and population centers with relatively high income levels by increasing sales through retail chains and independent producers. We are also seeking to actively develop sales to government-funded welfare programs, such as milk kitchens that provide baby food products to families with infants during the child’s first two years of life.

Independent distributors.   As a percentage of our total sales during 2005, in terms of product value, we sold approximately 66% of our dairy products, 81% of our beverage products and 43% of our baby food products through large networks of independent distributors, structured as follows:

•       As of December 31, 2005, our dairy distribution network consisted of six large independent distributors in Moscow and one independent distributor in the Moscow region. All of our dairy distributors in Moscow distribute only our products and do not distribute the dairy products of our competitors. We also implemented a segmentation program among the six Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy product market and distributes in accordance with our unified pricing scheme. In St. Petersburg and the surrounding areas, we have three large independent distributors who purchase products from us in accordance with the segmentation program, and we plan to expand this structure and our distributors to cover the entire Northwest region. We believe that this strategy increases the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels. As of December 31, 2005, we had approximately 240 independent dairy distributors throughout Russia.

•       As of December 31, 2005, our beverage product distribution network consisted of 16 affiliate offices throughout Russia which, in turn, work with more than 160 independent distributors throughout their respective territories. In Moscow, for example, our distribution affiliate office worked with four local independent distributors. We have reduced the number of distributors we work with and broadened the scope of sales made through the distributors to include sales to sub-distributors, wholesalers and small retailers. In Moscow, our independent distributors act principally as logistical coordinators, as our sales representatives work directly with retail outlets and other customers in making sales but rely on the distributors to execute the orders through delivery and payment collection. Outside of Moscow, we rely more heavily on our independent distributors to make sales in addition to coordinating payment and delivery logistics. Some of our beverage distributors have teams devoted exclusively to the sale and distribution of our products, with such teams compensated by us and the relevant distributor.

•       As of December 31, 2005, our baby food product distribution network consisted of eight independent distributors in Moscow and the Moscow region and 27 distributors covering the Central and Ural regions. In other regions we used distributors that work with our dairy division.

A number of independent distributors with whom we work purchase both dairy and beverage products from us. We offer our independent distributors certain discounts off our base prices. A long-term tariff plan is developed with each independent distributor that provides the terms of the discount and deferred payment plans. The terms of these tariff plans may be adjusted from time to time based on the performance of a distributor.

Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. The Lianozovo Dairy Plant computer center launched its Internet order system in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002, we began using this automated order system with our smaller independent distributors as well.

During 2004, we worked and invested with our independent distributors in Moscow to establish warehouses and transportation capable of supporting a “cold supply chain” in order to maintain our products’ integrity, freshness and nutritional value.

Supermarket chains.   As a percentage of total sales in 2005, in terms of product value, we sold approximately 26% of our dairy products, 12% of our beverage products and 18% of our baby food products to supermarket chains in Russia. We believe that the importance of these customers will continue to grow in the coming years. Our approach to supermarket chains is to increase our share in this sector by becoming the supplier of choice to the major retailers by developing key supplier relationships and improving customer service standards. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use. Similar to independent distributors, supermarket chains receive a discount based on the volumes they purchase during each month. We aim to maintain retail price control with supermarkets in the same manner as with independent distributors.

We have several field sales managers throughout Russia who personally monitor the inventory of our dairy products at supermarket chains and work closely with stores’ dairy product mangers in placing orders to ensure consistent inventory and allow us to execute orders expeditiously and efficiently.

While relationships with supermarket chains are currently beneficial for us, we expect that the growth of certain chains and consolidation of market power may increase the bargaining power of some of these customers. For example, some Russian supermarket chains have, from time to time, created informal alliances in an attempt to obtain greater price discounts from manufacturers. We do not intend to seek or sustain inefficient sales volumes and may withdraw from unprofitable business relationships. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.”

Direct sales.   As a percentage of total sales in 2005, in terms of product value, we sold approximately 3% of our dairy products, 2% of our beverage products and 3% of our baby food products by direct sales to retailers other than supermarket chains. We have a dedicated sales force whose responsibility includes managing our relationships with small- and medium-sized grocery stores and open-air market retailers. These retailers are charged our base price for our products. While we do not have any formal programs to monitor the retail prices charged by these entities, we encourage them to follow our pricing guidelines.

Other sales.   We are a supplier of McDonald’s restaurants in Russia. Under our agreements with McDonald’s, we supply sterilized milk in two liter packaging for sale under the “McDonald’s” brand in their restaurants. We also sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments, while our baby food products are primarily sold to milk kitchens in Moscow pursuant to the terms of a Moscow City Government tender. As a percentage of total sales in 2005, in terms of product value, we sold approximately 3% of our dairy products, 5% of our beverage products and 36% of our baby food products to these other customers.

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

Export program

We began exporting our juice products, in particular our “Wonder Berry” brand traditional berry-juice drinks, to Western markets in 1999, mainly focusing on Russian communities abroad. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

We currently export our juice products to the United States, Canada, Australia, Israel, Latvia and Lithuania. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Georgia, Armenia, Azerbaijan and Moldova, and we further developed our distribution channels, marketing efforts and sales in Belarus during 2005. We also export our “Essentuki” brand mineral water products, principally to the United States, Canada and Moldova. Our beverage export sales totaled approximately $2.5 million in 2003, $2.6 million in 2004 and $3.0 million in 2005.

We export dairy products to Germany, Belarus, Azerbaijan, Georgia, Moldova, Turkmenistan and Lithuania. Our dairy products are distributed in these countries through independent distributors, and our dairy export sales totaled approximately $2.1 million in 2003, $2.5 million in 2004 and $4.2 million in 2005.

At the end of 2005, the Tsaritsino Dairy Plant received a license to export dairy products to the EU. During the licensing process, all of the plant’s equipment and production, technological and control processes were inspected to ensure compliance with international norms and standards. The Lianozovo Dairy Plant received a similar license in 2004 and currently exports dairy products to the Baltic States and Germany.

We routinely participate in trade shows in foreign countries and work with foreign distributors on promotional campaigns and product tastings. We also engage in market tests and market research in, as well as one-off deliveries to, foreign countries in order to determine future potential markets. We are a three time recipient, most recently in 2005, of “The Best Industry Sector Exporter” award from the Trade and Economic Council of the Russian Ministry of Economic Development.

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

Production and raw materials

Production efficiency and quality

In addition to compliance with the relevant Russian quality standards, we attempt to ensure that our products conform to the quality standards of organizations such as the World Health Organization, l’Association Francaise de Normalisation and the Food and Agricultural Organization, as well as the regulations of the European Union. We are also a member of the International Federation of Fruit Juice Producers, the Russian Union of Juice Manufacturers and the Russian Dairy Union. Additionally, we assist relevant Russian government agencies in initiating and developing corresponding regulations for the Russian market.

In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production and the GFL-Laboratory in Berlin, Germany. This cooperation has provided our employees with scientific advice, solutions to technical problems and on-site training. We also work closely with several multinational raw material and additive suppliers in order to benefit from their collective technical expertise in relation to our new product development and evolving quality standards.

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

We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovo and Tsaritsino Dairy Plants, we installed new equipment improving the quality of raw milk used in production; at the Timashevsk Dairy Plant, we installed an automatic system controlling production processes; and at the Vladivostok Dairy Plant, we modernized the water purification system. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce a children’s cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other dairy plants.

In 2003, we installed new yogurt, cottage cheese and dessert production and packaging systems at the Kharkov and Timashevsk Dairy Plants; high-speed ultra clean bottling lines for milk, kefir and drinking yogurts at the Lianozovo, Kiev and Timashevsk Dairy Plants; cottage cheese dessert packaging lines at the Lianozovo Dairy Plant; and new packaging lines at the Tsaritsino Dairy Plant.

In 2004, we continued to modernize the Lianozovo Dairy Plant and installed new aseptic Tetra Pak lines for packaging cream, chocolate and fruit milk, as well as a new line for packaging fresh dairy products such as kefir, ryazhinka and drinking yogurts. We also modernized the production line for soft cottage cheese. At the Tsaritsino Dairy Plant, we added 2 new lines for packaging sour cream, an aseptic line for producing milk and a new line for bottling Imunele. At the Baltic Milk dairy plant in St. Petersburg, we installed a production line for glazed curds with biscuits, and completed the installation of cheese production lines at the Ufa, Rubtsovsk and Timashevsk Dairy Plants. The latter was also equipped with a new Tetra Fina machine. The Siberian Milk Dairy Plant was modernized with a new production line for glazed curds and a packaging line for Twist Cap packaging. We also installed a Procomac-brand juice line in order to make juice-containing drinks with pieces of real fruit under the “J-7” brand bottled in PET bottles.

During 2005, we continued to modernize the Lianozovo and Tsaritsino Dairy Plants by upgrading acceptance workshops, broadened our cheese production capacity at the Rubtsovsk Dairy Plant in order to satisfy the growing demand for our hard cheese products and added a new production line for porridges and processed cheese at the Timashevsk Dairy Plant. At the Tsaritsino Dairy Plant, we installed new production lines for yogurt in unique packaging with a spoon attached and a new production line for a smoothie beverage sold under our new “La Fruit” brand. At the Vladivostok Dairy Plant, we installed three juice production lines to produce “Lovely Garden” and “J-7” juice products.

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

Food raw materials

The main raw materials we use in our production include the following:

•       raw milk, which we generally obtain from domestic farmers;

•       powder milk, which we generally obtain from small domestic producers or import;

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

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards. We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, powder milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms.

We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector, and in 2002, we acquired Depsona (since renamed Fruktopak), a fruit juice and concentrate producer in Central Russia. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions.

We also purchase certain raw materials such as bacteria cultures, juice concentrates and flavors from foreign manufacturers when products of appropriate quality are not available locally. We use quality raw materials supplied by producers from approximately 25 countries such as Cargill (United States), Cutrale (Brazil), Danisco (Denmark), Chr. Hansen (Denmark), Givaudan (Germany), Hahn (Germany) and Firmenich (Switzerland). Our flagship “J-7” juice line was created with consulting assistance from Cargill, the world’s largest supplier of juice concentrates.

With the aim of ensuring a stable supply of raw milk at reasonable and forecasted prices, ensuring consistent quality of milk and balancing out seasonality, we are moving towards long-term milk supply contracts, leasing milking and refrigeration equipment to local producers, providing selected local milk producers with working capital loans or guarantees, assisting with long-term subsidized bank financing arrangements, contracting directly with farmers and avoiding middlemen and working with the state authorities that regulate this sector. We also created a separate “Agro” business unit in 2004 for the purpose of buying and managing a select number of dairy farms in certain Russian regions with the aim of developing a guaranteed supply of raw milk at stable prices for use by our dairy division.

“Milk Rivers” program.   We have strengthened our position in the dairy market by developing our own network of raw material suppliers, in significant part through investments that support agricultural producers. Our investment in these programs totaled approximately $1.9 million in 2005.

In the summer of 1999, we merged and formalized these programs under our “Milk Rivers” program (referred to as “Dairy Rivers” in the notes to our financial statements included elsewhere in this document), through which we provide local dairies with trade loans, feed, and leased combines and milking and refrigeration equipment. In selecting dairies to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds. We also look for producers that can help balance out the seasonality in raw milk production volumes.

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

We plan to eventually expand the scope of this program to other regions of Russia.

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

Seasonality

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months, we generally experience depressed demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of powder milk at some of our dairy production facilities for use in production during the winter months, and currently produce powder milk at five of our plants: Buryn Powder Milk Plant, Karasuk Dairy Plant, Annino Dairy Plant, Veidelevka Dairy Plant and Tuimazy Dairy Plant.

The demand for our juice products traditionally peaks during April through May and in December. We believe that the high demand during April through May is related to the public’s heightened desire for vitamin-rich food and drink products during the transition from winter to spring, and that the high demand in December is related to increased juice consumption during the holidays.

The demand for both dairy and juice products in southern Russia rises in the summer due to an increase in the number of tourists.

Sales of certain baby food products are affected by seasonal factors. In particular, sales of juice and purees for babies are typically 10-15% higher during the summer months, while sales of liquid dairy baby products are typically 5-8% lower in the summer due, in part, to the fact that many Russians travel to the suburbs to vacation in the summer and are unable to transport such products, which have short shelf lives.

Packaging

Our principal packaging raw materials include materials needed for packaging our dairy and juice products, consisting mainly of composed material, polymeric material and foil. Our principal supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products. Tetra Pak supplied approximately 58.6% of our total packaging materials in 2005 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements. As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants. See Note 27 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

We have established similar relationships with companies such as SIG Combibloc and Elopak. As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Stora Enso Pachaging, Arhbum, Polimer, Formoline, Formaplast, Eximpack, Crownpack and Lukoil-Neftekhim. We have begun using more plastic packaging for our products, and installed new plastic milk bottling lines at the Lianozovo Dairy Plant and Moscow Baby Food Plant during 2003 and at the Timashevsk, Kiev and Siberian Dairy Plants in early 2004.

Trademarks and Patents

We have registered brand names and trademarks throughout Russia and in other countries. We keep track of our intellectual property and monitor the protection of our brand names and instances of copyright infringement in Russia and the CIS. The extent to which we seek protection of our trademarks outside of Russia and the CIS depends on the significance of the brand and jurisdiction concerned. The brand names listed above under “—Our products and brands—Dairy products and brands” and “—Our products and brands—Beverage products and brands,” which we have registered in Russia, are material to us. We also own several licenses, patents and proprietary recipes, know-how and technologies related to our products and processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business” for a description of the risks related to the protection of our trademarks.

Insurance

We maintain property insurance coverage for our 18 major facilities, including Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenskiy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Kiev Dairy Plant, Kharkov Dairy Plant, Bishkek Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Fruktopak, Nizhny Novgorod Dairy Plant, Rubtsovsk Dairy Plant, Healing Springs, Valdai Springs Water Plant, Baltic Milk and our warehousing facility Roselectrocenter. The coverage is a standard “All Risks” insurance package covering the most valuable equipment at these facilities with total coverage of $364 million. We have insurance for business interruption at five major facilities with total coverage of $55 million. We had product liability insurance for 17 of our facilities with $1 million coverage per facility as of December 31, 2005. In January 2006, our product liability insurance was increased to cover 23 facilities with cumulative coverage of $5 million. Until we obtain insurance coverage for an amount exceeding the carrying value of our property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on our operations and financial position. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We do

not carry the types of insurance coverage customary in other more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.” See Note 29 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

Environmental and Product Liability

We are subject to the requirements of environmental laws and regulations. While we devote resources designed to maintain compliance with these requirements, we cannot assure you that we operate at all times in complete compliance with all such requirements. We could be subject to potentially significant fines and penalties for any noncompliance that may occur. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.”

We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and we cannot assure you that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the CIS and abroad, and adversely affect our results of operations.”

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

The Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare.   This Service is the principal federal body authorized to supervise sanitary and epidemiological issues in the Russian Federation. The Service enforces sanitary-epidemiological rules (which include sanitary rules, sanitary standards and hygienic requirements), monitors the sanitary conditions of production sites and equipment, fulfillment of sanitary standards for raw material and finished product storage at manufacturing plants, compliance with sanitary standards for the storage and sale of food products, their quality and safety at wholesale and retail outlets and businesses catering to the public. The Service also carries out inspections of sellers’ premises.

The Federal Agency for Technical Regulation and Metrology.   This Agency manages government property in the sphere of technical regulation and metrology. On a temporary basis, until such functions are transferred to other federal authorities, the Agency oversees compliance with obligatory general and industrial standards. This Agency is subordinated to the Ministry of Industry and Energy.

The Federal Service for Veterinary and Fito-Sanitary Supervision.   This Service supervises the sanitary safety of raw food materials used in the production of food products and beverages where such raw food materials are derived from animals.

Applicable Food and Health Legislation

Russian legislation regulating quality and safety of food and beverages includes the following acts:

The Federal Law on Quality and Safety of Food Products establishes a general framework for ensuring that food products and materials used in their production conform to certain quality, safety and sanitary requirements and provides for the state registration and certification of food products once they so conform. It also establishes general requirements for the manufacturing, packaging, storage, transportation and sale of food products and beverages, and for the destruction of poor-quality and unsafe products.

The Federal Law on the Sanitary Epidemiological Well Being of People requires food products and beverages, and the raw materials used in their production, to meet certain sanitary standards and health requirements and to have no harmful effects. Products that do not conform to sanitary rules and health requirements and represent a danger to consumers must be withdrawn immediately from production or sale. As a result, the fulfillment of sanitary standards and health requirements is an obligatory condition for the production, import and sale of food and beverage products in the Russian Federation.

The Federal Law on Technical Regulation provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Until such technical requirements are developed and adopted, the existing standards are mandatory to the extent they are necessary to secure the protection of safety and health, environmental protection and consumers’ rights.

The Governmental Regulation on Monitoring of Quality and Safety of Food Products and Health of People establishes a procedure for supervising and monitoring the quality and safety of food products.

The Government Regulation on State Registration of New Food Products, Materials and Goods   provides for the obligatory state registration of certain food products, including mineral water, baby food and dairy products enriched with vitamins and/or other microelements. Food producers intending to develop and offer a new food product to the public are required to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. Such applications are reviewed by the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare (together with the Federal Service for Veterinary and Fito-Sanitary Supervision with respect to products derived from animals) within 40 days of their filing.

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

Registration Requirements

Certain food and beverage products (such as children’s products, dietary foods, milk products enriched by vitamins and/or other microelements, additives to food and food products manufactured using technologies that have never been applied in the Russian Federation) must be registered with the Russian government if they are either manufactured in Russia or imported into Russia for the first time. The regulation makes it illegal to manufacture, import or circulate products that are subject to state registration but have not been registered.

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

Certification

The certification of products and services is currently regulated by the Federal Law on Technical Regulation. Product certification is a procedure whereby an agency authorized by the government confirms that a product complies with technical regulations, standards and requirements. Milk products, juice, certain water products and other beverages are subject to mandatory certification. Conformity symbols evidencing that the manufacturer has undergone certification procedures are required to be printed on a product’s packaging. Failure to mark a product with a required conformity symbol carries possible administrative sanctions.

Bulk Purchase of Raw Milk

A supplier of raw milk must provide a certificate stating that the farm from which it originated has passed a health inspection. Milk bought in bulk must also conform to requirements with respect to temperature, color, sedimentation, content of neutralizers, heavy metals, density, protein content, fat content, alcohol content and other characteristics.

Production and Transportation

Laboratory employees and technical specialists must verify that the condition of equipment, implements, raw materials and packaging conform to sanitary requirements. For example, in the course of manufacturing, microbiological tests must be conducted of samples of raw materials, packaging and products. Products are tested for their content of chemical pollutants, toxins, medicinal and hormonal preparations, radionuclides and pathogenic microorganisms. They are also tested to identify bacteria, yeast and mold content, and to determine their sterility and the effectiveness of the pasteurization process. Products are also examined to determine the amounts of certain nutrients they contain, including protein, fat, vitamins and carbohydrates. In addition, the cleanliness of the factory, storage conditions and employees must be monitored.

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

The Law on the Protection of Consumers’ Rights and the Law on Quality and Safety of Food Products determine the scope and format of the information that should be made available to consumers. According to these laws and other applicable national standards, the packaging of finished products must contain the following information: the name of the product, information regarding its certification, conditions of use (if necessary), contraindications (if any), preservatives and food additives, net mass or volume, ingredients, nutritional value, conditions of storage, shelf life, name and address of the manufacturer and other information. The law also authorizes a wide range of government and public agencies to monitor producers’ compliance with the requirements of the law and imposes sanctions and penalties if such requirements are not met.

Special Requirements for Children’s Dairy Products

The Law on the Quality and Safety of Food Products defines children’s food products as food products specially designed for children under 14 that meet certain nutritional requirements. Such products are subject to more stringent sanitary-epidemiological standards. For example, certain ingredients and components are prohibited for use in children’s food products, and the procedures for monitoring raw materials and ingredients used in manufacturing, technological processes and sanitary conditions of production are stricter for children’s dairy products than for other dairy products. Laboratory analyses and tests must be conducted for a broader list of microbiological indicators. Packaging materials for children’s dairy products must be certified for use with children’s products. Children’s dairy products are also subject to special labeling requirements. For example, packaging of children’s dairy products must bear information on the purpose and conditions of use of such products.

Under the new Sanitary Rules on Children’s Food Products, which became effective on June 1, 2005, the volume of liquid food product packaging for children under three years old cannot exceed 0.35 liter. In addition, such products may be produced only by separate specialized factories or manufacturing lines that are subject to special certification.

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

C.   Organizational Structure

The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of June 1, 2006.

Plant	Beneficial Ownership	Voting Interest	Country of Incorporation
Lianozovo Dairy Plant	98.02%	98.31%	Russian Federation
Annino Dairy Plant	99.58%	100.00%	Russian Federation
Tsaritsino Dairy Plant	97.64%	98.91%	Russian Federation
Vladivostok Dairy Plant	99.78%	99.83%	Russian Federation
Karasuk Dairy Plant	92.69%	93.80%	Russian Federation
Ufa Dairy Plant	96.47%	97.82%	Russian Federation
Siberian Dairy Plant	87.14%	88.90%	Russian Federation
Nizhny Novgorod Dairy Plant	96.40%	97.43%	Russian Federation
Rubtsovsk Dairy Plant	98.02%	100.00%	Russian Federation
Kiev Dairy Plant	98.43%	98.50%	Ukraine
Timashevsk Dairy Plant	98.83%	99.40%	Russian Federation
Moloko Veidelevki	98.02%	100.00%	Russian Federation
Novokuibyshevsk Milk	85.40%	87.13%	Russian Federation
Buryn Powder Milk Plant	76.00%	76.00%	Ukraine
Tuymazinskiy Dairy Plant	85.00%	85.00%	Russian Federation
Bishkek Dairy Plant	96.09%	96.09%	Kyrgyz Republic
Baltic Milk (formerly Roska)	100.00%	100.00%	Russian Federation
Gulkevichy Dairy Plant	52.27%	52.27%	Russian Federation
Kharkov Dairy Plant	99.94%	99.94%	Ukraine
WBD Tashkent	100.00%	100.00%	Republic of Uzbekistan
Nazarovskoe Milk	63.53%	63.53%	Russian Federation
Obninsk Dairy Plant	66.33%	66.33%	Russian Federation
Pervouralsk City Dairy Plant	96.47%	100%	Russian Federation
Baby Food plants
Moscow Baby Food Plant	97.34%	97.34%	Russian Federation
Experimental Baby Food Plant	100.00%	100.00%	Russian Federation
Beverage plants
Ramenskiy Plant(1)	94.77%	96.68%	Russian Federation
Valdai Springs Water Plant	100.00%	100.00%	Russian Federation
Healing Springs Water Plant	100.00%	100.00%	Russian Federation
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters)	100.00%	100.00%	Russian Federation
Farms
Trud OJSC	67.95%	67.95%	Russian Federation
Atamanskoe Farm	98.21%	99.38%	Russian Federation
Plemzavod Za Mir and Trud	98.65%	100.00%	Russian Federation
Zavety Ilyicha	98.18%	99.34%	Russian Federation

(1)          Fruktopak merged into Ramenskiy Plant in 2006.

D.   Property, Plants and Equipment

Production facilities

We currently manufacture our products at 30 production facilities, including 23 plants that principally produce dairy products, two baby food plants, two plants that produce exclusively juice products and three water production plants. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2003, 2004 and 2005, we invested approximately $284.2 million in the modernization of our existing production facilities and acquisitions of new production assets. Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have completed the main phase of our extensive modernization program and have begun cost cutting programs at all of our plants.

We also review our production headcount with the aim of enhancing productivity. Sales per employee, calculated on the basis of our total headcount (excluding employees of our “Agro” business division, as its sales and expenses are reported as other operating income and expenses), which is a common measure of productivity used in the food industry, was $51,192 per employee in 2003, $67,157 per employee in 2004 and $80,304 per employee in 2005.

In 2003, we worked with an international management consulting firm on a training, cost cutting and management program at the Nizhny Novgorod Dairy Plant in an effort to increase revenue per employee and tons of product produced per production employee per day. We also initiated a restructuring program with the aim of reducing and optimizing our employee headcount. As a result, we were able to reduce our employee headcount at our plants during 2005 other than with respect to operations we acquired during the second half of 2005, where we are still in the process of implementing our restructuring program. We expect to continue to optimize our overall employee headcount during 2006.

The following table contains data regarding our main production facilities. It should be noted that raw milk throughput capacity and production output are not identical measures, as different dairy products require different amounts of raw milk for their production. Product output of a plant therefore depends on the types of products being produced there.

			Production in 2003			Production in 2004			Production in 2005
			(Amounts in thousands of tons, except for beverages which are in thousands of liters)
	Year of Acquisition(1)	Year Built	Dairy	Beverages(2)	Baby Food	Dairy	Beverages(3)	Baby Food	Dairy	Beverages(3)		Baby Food
Moscow and Moscow region
Lianozovo Dairy Plant	1995	1989	401.5	166.7	—	399.3	104.5	—	398.5	43.6		—
Tsaritsino Dairy Plant	1996	1975	179.2	67.7	—	197.4	57.4	—	210.8	67.3		—
Moscow Baby Food Plant	1996	1982	2.3	—	44.4	6.0	—	48.0	3.6	—		52.8
Ramenskiy Plant	1997	1982	—	140.5	—	—	201.1			352.1
Central Russia (excluding Moscow)
Nizhny Novgorod Dairy Plant	1998	1984	51.9	0.3	—	58.6	—	—	64.7	—		—
Timashevsk Dairy Plant	2000	1990	95.1	—	—	122.1	—	—	136.6	—		—
Ufa Dairy Plant	2001	1971	50.4	—	—	68.7	—	—	69.1	—		—
Annino Dairy Plant	2001	1978	19.1	—	—	47.4	—	—	62.0	—		—
Novokuybishevsk Milk	2002	1975	5.5	—	—	8.5	—	—	7.1	—		—
Baltic Milk (former Roska)	2002	1987	8.7	—	—	30.4	—	—	48.9	—		—
Fruktopak (formerly Depsona)	2002	1996	—	20.7	—	—	41.3	—		8.2		—
Siberian Dairy Plant	1998	1961	64.8	33.3	—	63.6	22.9	—	65.3	21.9		—
Gulkevichy Dairy Plant	2002	1928	2.1	—	—	1.4	—	—	0.2	—		—
Tuimazy Dairy Plant	2002	1958	7.8	—	—	4.9	—	—	8.3	—		—
Valdai Springs Water Plant	N/A	2003	—	5.8	—	—	3.2	—	—	3.2	(3)	—
Healing Springs Water Plant	2003	1999	—	0.1	—	—	5.3	—	—	8.9	(3)	—
Essentuki Mineral water Plant at the CMW (Caucasian Mineral Waters)	2005	2001	—	—	—	—	—	—	—	4.0		—
Obninsk Dairy Plant OJSC	2005	1982	—	—	—	—	—	—	12.7	—		—
Asian Russia
Karasuk Dairy Plant	1999	1952	11.4	—	—	3.4	—	—	4.5	—		—
Vladivostok Dairy Plant	1998	1947	13.8	7.7	—	13.8	10.5	—	14.5	16.0		—
Rubtsovsk Dairy Plant	2001	1954	5.6	—	—	10.4	—	—	14.9	—		—
Other CIS countries
Kiev Dairy Plant	2001	1973	26.1	9.8	—	50.5	11.9	—	40.0	1.6		—
Kharkov Dairy Plant	2002	1973	32.4	—	—	46.1	—	—	53.1	—		—
Bishkek Dairy Plant	2000	1990	14.6	—	—	20.0	0.2	—	17.3	—		—
Buryn Powder Milk Plant	2002	1974	11.9	—	—	5.0	—	—	4.9	—		—
Total			1004.2	452.6	44.4	1157.5	458.3	48.0	1,237.0	526.8		52.8

(1)          “Acquisition” means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of December 31, 2005 are included in this table.

(2)          Sales volumes of our juice products exceeded our total juice production volumes in 2003 due to certain co-packing arrangements we had with third-party juice producers, and in 2004 due to warehouse stock produced in 2003 that was sold in 2004. We purchased 43,432 tons of juice from third-party juice producers pursuant to co-packing arrangements in 2003.

(3)          We purchased 2,079 tons and 3,572 tons of water pursuant to certain co-packing arrangements in 2004 and 2005, respectively.

At December 31, 2005, certain of our assets served as collateral for loans from International Moscow Bank, ING-Bank (Eurasia) and Sberbank, as well as for vendor financing obligations, including:

•       Inventory in the amount of $3.4 million; and

•       Property, plant and equipment with a net book value of $49.7 million ($40.4 million of which was collateral related to vendor financing obligations).

Item 4A.                  Unresolved Staff Comments

None.

Item 5.                          Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included under “Item 18. Financial Statements” and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in “Item 3. Key Information—D. Risk Factors” and under the caption “Cautionary Statement Regarding Forward-Looking Statements.” Our Consolidated Financial Statements are expressed in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

A.   Operating Results

Overview

We are one of the largest Russian manufacturers of dairy and juice products, with sales of $1,399.3 million, $1,189.3 million and $938.5 million in 2005, 2004 and 2003, respectively. Our reportable business segments in 2005 were dairy products, beverage products and baby food products. In 2005, the dairy segment accounted for 72.0% of our sales, the beverage segment, which includes juice and bottled mineral water products, accounted for 21.7% of our sales and the baby food segment accounted for 6.3% of our sales. In 2004, the dairy segment accounted for 69.2% of our sales, the beverage segment accounted for 25.4% of our sales and the baby food segment accounted for 5.4% of our sales. Our principal geographic market is Russia, which approximately accounted for 92%, 94% and 94% of our sales in 2005, 2004 and 2003, respectively. However, we also have production facilities in certain CIS countries, including Ukraine, Kyrgyzstan and Uzbekistan.

In 2005, our net income increased to $30.3 million from $23.0 million in 2004, an increase of 31.7%, and sales increased by 17.7%, including sales increases of 22.4%, 0.7% and 35.9% in the dairy, beverage and baby food segments, respectively. By volume, dairy segment sales were higher by 8.8%, beverage segment sales decreased by 5.7% and baby food sales increased by 15.5%. In the dairy segment, our gross margin in 2005 improved primarily due to a moderate increase in the cost of raw milk compared to prior years and higher average selling prices due to general price increases and ruble appreciation. Gross margin was higher in the beverage segment mainly due to cost control measures, general price increases and ruble appreciation against the euro, which had a favorable impact on raw material costs denominated in euros. Gross margin was higher in the baby food segment due to a moderate increase in the cost of raw milk compared to prior years, higher average selling prices as a result of general price increases and a shift in our product mix to include more value-added products. Our selling and distribution expenses increased in 2005 as compared to 2004 in absolute terms but decreased as a percentage of sales, from 14.6% to 13.7%. In particular, our transportation, personnel and advertising costs were higher in 2005 as a result of our regional expansion program.

Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions) in 2005, 2004 and 2003 were $75.1 million, $72.6 million and $107.2 million, respectively. Expenditures for acquisitions of subsidiaries in 2005, 2004 and 2003 totaled $24.3 million (exclusive of advances made in 2005 for acquisitions completed in 2006 but including advances made in 2004 for acquisitions made in 2005), $5.3 million (exclusive of advances made in 2004 for acquisitions completed in 2005) and $9.9 million, respectively.

At December 31, 2005, we had a total of $371.6 million in indebtedness (consisting of notes, vendor financings for property, plant and equipment and loans). Of our total indebtedness at December 31, 2005, 52.7% was denominated in U.S. dollars and euros and 47.3% was denominated in rubles.

Operational Highlights for 2005

In 2005, we continued the integration of our operations, which have grown rapidly in the last few years. In this connection, we reorganized our business segments to create a separate baby food segment in order to develop our high-margin baby food business while consolidating our juice and water business segments to improve the efficiency of the distribution and administrative functions of our water business. In addition to the optimization of our business model and modernization of our production facilities and warehouses, we focused on new and innovative product development.

Below is a summary of our operational highlights for 2005 and 2006:

2005
February

Completed a modernization project at Kiev City Dairy Plant No. 3, one of the largest Ukrainian milk processing plants. As part of this project, a new dietetic products line and compressor station were put into operation.

April, July and September	We acquired the raw milk production companies Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms in the Southern and Northwest regions to guarantee a stable supply of raw milk in these regions.
July	We increased our ownership stake in the Obninsk Dairy Plant in the Central region from 11.6% to 66.3%. The plant produces traditional dairy products.
July	We acquired a 100% stake in the Experimental Baby Food Plant in the Kursk region to increase our baby food production capacity.
October	We acquired a 100% stake in the Essentuki Mineral Water plant at CMW (Caucasian Mineral Waters) in the town of Essentuki in the Stavropol region to increase our mineral water production capacity.
December	Tsaritsino Dairy Plant received a certification to sell dairy products in the European Union.
December	We acquired a 63.5% stake in Nazarovskoe Milk OJSC in the Krasnoyarsk region to increase our traditional dairy products production capabilities in the region.
December	We acquired a 100% stake in the Pervouralsk City Dairy Plant in the Sverdlovsk region to explore new dairy markets, increase sales in the region and optimize logistic expenses.
2006
January	We increased our aggregate ownership in the Moscow Baby Food Plant to 97.3%.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2005, 2004 and 2003:

	2005	% of sales	2004	% of sales	2003	% of sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$1,399,289	100.0	$1,189,292	100.0	$938,459	100.0
of which:
Dairy	1,007,650	72.0	822,908	69.2	616,347	65.7
Beverage	303,797	21.7	301,701	25.4	276,025	29.4
Baby Food	87,839	6.3	64,657	5.4	45,956	4.9
Cost of sales	(1,002,246)	71.6	(861,662)	72.5	(665,104)	70.9
Gross profit	397,043	28.4	327,630	27.5	273,355	29.1
Selling and distribution expenses	(191,990)	13.7	(173,433)	14.6	(140,746)	15.0
General and administrative expenses	(109,642)	7.8	(92,816)	7.8	(75,973)	8.1
Other operating expenses	(7,916)	0.6	(8,458)	0.7	(7,481)	0.8
Operating income	87,495	6.3	52,923	4.4	49,155	5.2
Financial income and expenses, net	(22,868)	1.6	(14,618)	1.2	(15,273)	1.6
Provision for income taxes	(30,712)	2.2	(12,170)	1.0	(10,717)	1.1
Minority interest	(3,649)	0.3	(3,161)	0.3	(2,012)	0.2
Net Income	$30,266	2.2	$22,974	1.9	$21,153	2.3
Volume
Dairy (thnd. tons)	1,195		1 099		960
Beverage (thnd. liters)	436		463		479
Baby Food (thnd. tons)	58		50		46

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales increased by 17.7% to $1,399.3 million in 2005 from $1,189.3 million in 2004. The dairy segment was our largest business segment, representing 72.0% of sales in 2005 compared to 69.2% in 2004.

	Year ended December 31,
	2005	% of sales	2004	% of sales
	(in thousands)		(in thousands)
Dairy products	$1,007,650	72.0	$822,908	69.2
Beverage products	303,797	21.7	301,701	25.4
Baby food	87,839	6.3	64,657	5.4
Other	3	0.0	27	0.0
	$1,399,289	100.0	$1,189,292	100.0

Sales in our dairy segment increased by 22.4% to $1,007.7 million in 2005 from $822.9 million in 2004. The sales growth was made up of selling price increases of 12.5% in U.S. dollar terms and sales volume growth of 8.8%. We sold 1,195.3 thousand tons of dairy products in 2005 and 1,098.5 thousand tons of dairy products in 2004. The average selling price increased by 12.5% from $0.749 per kilogram in 2004 to $0.843 per kilogram in 2005 driven by incremental ruble price increases and ruble appreciation. Our improved dairy sales were driven by our increasing presence in the regions of Russia and the CIS, especially in southern and northwest Russia, the addition of new products to our product portfolio and further optimization of our product portfolio, the launch of new product lines and increased marketing activities.

Sales in our beverage segment increased by 0.7% to $303.8 million in 2005 from $301.8 million in 2004. We sold 436.2 million liters of juice and water in 2005 and 462.6 million liters of juice and water in 2004. The sales volume decrease of 5.7% was due to a highly competitive environment. The average selling price increased from $0.652 per liter in 2004 to $0.696 per liter in 2005, primarily due to incremental ruble price increases and ruble appreciation, partially offset by continuing changes in our product mix in favor of lower priced brands.

Sales in our baby food segment increased by 35.9% to $87.8 million in 2005 from $64.7 million in 2004. The sales growth was made up of selling price increases of 17.6% in U.S. dollar terms and sales volume growth of 15.5%. We sold 57.8 thousand tons of baby food products in 2005 and 50.1 thousand tons in 2004. The average selling price increased by 17.6% from $1.293 per kilogram in 2004 to $1.521 per kilogram in 2005 driven by incremental ruble price increases, ruble appreciation and a change in our product mix favoring value-added products. Our improved baby food product sales were driven mainly by expanding our presence in the Moscow region.

In 2005 and 2004, approximately 62% of our revenues came from sales in the regions of Russia and the CIS. By segment, regional sales represented 66%, 63% and 19% of dairy, beverage and baby food segment revenues in 2005, respectively. Over the last two years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and baby food products, concentrates for juices and packaging materials for all products), which accounted for 84.7% and 85.4% of our total cost of sales in 2005 and 2004, respectively. The table below sets forth these costs for both 2005 and 2004:

	Year ended December 31,
	2005	%	2004	%
	(in thousands)		(in thousands)
Raw materials	$849,089	84.7	$736,229	85.4
Personnel	50,040	5.0	44,293	5.1
Depreciation and amortization	43,183	4.3	35,865	4.2
Utilities	22,583	2.3	18,593	2.2
Goods for resale	16,724	1.7	6,675	0.8
Other	20,627	2.1	20,006	2.3
Total cost of sales	$1,002,246	100.0	$861,661	100

Raw material costs increased by 15.3% between 2005 and 2004 but decreased as a percentage of sales to 60.7% in 2005 from 61.9% in 2004, primarily due to the increase in selling prices. Raw material costs as a percentage of dairy segment sales were lower (63.5% in 2005 compared to 65.0% in 2004) because of the increases in selling prices, which outpaced the increase in raw milk prices. Raw material costs as a percentage of baby food segment sales slightly decreased from 45.3% to 45.1% for the same reason. Raw material costs as a percentage of beverage segment sales decreased to 55.9% in 2005 from 57.1% in 2004 due to certain cost control measures undertaken in 2005, including more cost efficient purchasing.

In the dairy segment, approximately 78% of our raw material costs were ruble-denominated and 22% were hard-currency-denominated in 2005, whereas approximately 77.0% of these costs were ruble-denominated and 23.0% were hard-currency-denominated in 2004. In the baby food segment, approximately 67.0% of our raw material costs were ruble-denominated and 33.0% were hard-

currency-denominated in 2005, whereas approximately 66.0% of these costs were ruble-denominated and 34.0% were hard-currency-denominated in 2004. In the beverage segment, substantially all of our raw material costs were hard-currency-denominated in 2005 and 2004.

Personnel expenses increased in absolute terms by 13.0% in 2005 as compared to 2004. The average number of production personnel increased to 9,766 in 2005 from 8,561 in 2004 mainly from our acquisition of dairy farms in late 2004 and 2005. Production personnel costs per employee (excluding the dairy farm employees, which are reported as other operating expenses) increased to $5,849 in 2005 from $5,174 in 2004 due to salary increases in line with the inflation rate in Russia.

Depreciation and amortization increased by 20.4% from $35.9 million in 2004 to $43.2 million in 2005, reflecting the significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased in absolute terms by 21.5% in 2005 due to larger production and warehouse facilities, as well as an increase in production volume and electricity and gas tariffs.

Goods for resale include various dairy products that we purchase from independent producers and resell.

Gross Profit

Our gross profit increased by 21.2% to $397.0 million in 2005 from $327.6 million in 2004. Our gross margin increased to 28.4% in 2005 from 27.5% in 2004.

Gross margin in our dairy segment increased to 25.2% in 2005 from 24.5% in 2004 due to the increase in selling prices, which was partially offset by further increases in raw milk prices.

Gross margin in our beverage segment increased to 36.0% in 2005 from 33.8% in 2004. This increase was primarily due to certain additional cost control measures undertaken in 2005, such as the implementation of more cost efficient purchasing, and economy of scales realized following the consolidation of our juice and water business units.

Gross margin in our baby food segment increased to 38.0% in 2005 from 37.2% in 2004 mainly due to the increase in selling prices and a shift in our product mix in favor of higher margin, value-added products.

Selling and Distribution Expenses

Selling and distribution expenses increased by 10.7% between 2005 and 2004. As a percentage of sales, selling and distribution expenses decreased to 13.7% in 2005 from 14.6% in 2004. Our selling and distribution expenses in 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
	(in thousands)
Advertising and marketing	$57,936	$54,298
Personnel	47,665	43,831
Transportation	52,995	45,938
Bad debt expense	3,908	3,722
Materials and supplies	10,466	8,447
Warehouse	9,525	8,937
Other	9,495	8,260
Total selling and distribution expenses	$191,990	$173,433

Advertising and marketing expenses increased in 2005 by $3.6 million, or 6.7% in absolute terms, and decreased by 0.5% in relation to sales, to 4.1% in 2005 from 4.6% in 2004. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels, which, in 2005, reached 28% and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2005 and 2004, television advertising expenses represented more than half of our advertising budget.

Personnel expenses increased in absolute terms by 8.7% in 2005 as compared to 2004. The average number of employees in our selling and distribution department decreased to 5,713 in 2005 from 6,008 in 2004 as we optimized our distribution network in the regions. Our payroll cost per employee increased by 14.4% to $8,343 in 2005 from $7,295 in 2004 due to increased bonuses paid to our sales personnel, as well as wage inflation. Our personnel costs as a percentage of sales decreased to 3.4% in 2005 from 3.7% in 2004.

Transportation costs, which primarily consist of external transportation costs, increased by 15.4% in 2005 as compared to 2004. Our transportation expenses as a percentage of sales slightly decreased to 3.8% in 2005 from 3.9% in 2004. The increase in transportation costs was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs. In particular, ruble tariffs for railway transportation, which accounted for more than half of the total beverage transportation expenses, increased by 17.7%, which exceeded inflation by 1.8 times. Our efforts to control costs and optimize routes resulted in a 0.1% decrease in transportation costs as a percentage of sales.

We continued to control our bad debt expenses, which remained stable at 0.3% as a percentage of sales in 2005. See “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses increased by 18.1% in 2005 as compared to 2004, and remained unchanged as a percentage of sales at 7.8% in 2005 and 2004. Our general and administrative expenses in 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
	(in thousands)
Personnel	$61,830	$53,250
Taxes other than income tax	13,194	11,782
Audit, consulting and legal fees	5,567	4,655
Depreciation	5,711	4,576
Materials and supplies	3,268	3,226
Communication costs	2,880	2,331
Rent	2,177	2,268
Other	15,015	10,728
Total general and administrative expenses	$109,642	$92,816

Personnel expenses increased by 16.1%, while the average number of employees increased to 3,478 in 2005 compared with 3,140 in 2004. Our average cost per employee increased by 4.8% to $17,778 in 2005 from about $16,960 in 2004, which is slight when taking into account wage inflation throughout Russia and especially in Moscow, where our head office is located.

Taxes, other than income tax, include property tax, which is levied on our property, advertising tax, which is levied on our advertising expenses and miscellaneous local taxes. The increase in these taxes of 12.0% in 2005 compared to 2004 was mainly due to our increased property, plant and equipment following our substantial capital expenditures.

Our expenses for audit, consulting and legal services increased by 19.6% in 2005 compared to 2004, primarily due to the costs associated with improving our internal control functions and general increases in audit-related fees.

Depreciation expense increased by 24.8% from $4.6 million to $5.7 million, reflecting capital expenditures made to support our expansion into the regions of Russia and the CIS.

Operating Income

Operating income increased by 65.3% to $87.5 million in 2005 from $52.9 million in 2004. As a percentage of sales, operating income increased to 6.3% in 2005 from 4.4% in 2004. As discussed above, the increase in operating income was primarily due to the improvement in the gross margin as a result of cost control procedures. The farm operations also contributed to the improvement of our operating income.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended December 31,
	2005	2004
	(in thousands)
Interest expense	$23,388	$22,348
Interest income	(1,569)	(1,421)
Currency remeasurement gains	(1,231)	(7,673)
Bank charges	1,983	1,857
Other financial expense (income)	297	(493)
Total financial income and expense, net	$22,868	$14,618

Interest expense increased by 4.7% in 2005 compared to 2004. This was mainly due to the increased interest rate payable on our variable rate 1,500,000 non-convertible ruble notes issued in April 2003, as well as an overall increase in our debt.

We received interest income of $1.6 million from the placement of temporary free funds in 2005 compared to $1.4 million in 2004.

In 2005, we incurred total currency remeasurement gains of $1.2 million, which comprised of gains and losses from euro- and U.S. dollar-denominated obligations, respectively, as well as remeasurement gains from our operations in Ukraine. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2005, which depreciated nominally by 3.7% against the December 31, 2004 exchange rate resulting in a currency remeasurement loss. On the other hand, as the value of the ruble increased against the euro, our euro-denominated obligations resulted in currency remeasurement gains. With respect to ruble-denominated liabilities of our Ukrainian subsidiary, we incurred currency remeasurement gains due to the depreciation of the ruble against the Ukrainian hryvna.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2005 and 2004 was as follows:

	Year ended December 31,
	2005	2004
	(in thousands)
Current provision	$27,385	$18,189
Deferred income tax charge/(benefit)	3,327	(6,019)
Total provision for income taxes	$30,712	$12,170

Provision for income taxes amounted to $30.7 million in 2005 and $12.2 million in 2004. These provisions comprise current income tax charges of $27.4 million in 2005 and $18.2 million in 2004, and a deferred tax expense of $3.3 million in 2005 and a benefit of $6.0 million in 2004. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

In 2005, our effective income tax rate was 47.5% compared to the Russian statutory income tax rate of 24.0% and, in 2004, our effective income tax rate was 31.8% compared to the Russian statutory income tax rate of 24.0%. This increase in 2005 of our effective income tax rate is primarily due to the increase of taxable losses in certain of our subsidiaries, which were fully provided for deferred tax purposes and which we were unable to offset against our profits since taxes cannot be paid on a consolidated basis under Russian tax law. In addition, our non-deductible expenses for Russian taxation purposes increased in 2005 compared to 2004 and, furthermore, our tax privileges for small business enterprises expired in 2005. In 2003 and, to a lesser extent, in 2004, we benefited from small enterprise tax legislation, which was used by companies operating in our juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit, our income tax expense would have been higher by $1.3 million in 2004 and by $0.3 million in 2005. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.”

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2005 and 2004, net profits attributable to minority shareholders of our subsidiaries increased to $3.6 million from $3.2 million. Most of the minority expenses are attributable to the Moscow Baby Food Plant, which had minority interest expenses of $3.6 million in 2005 and $2.9 million in 2004. The $0.7 million increase in 2005 was partially offset by the other minority interest on losses.

Net Income

Net income increased in 2005 to $30.3 million (2.2% of sales) from $23.0 million (1.9% of sales) in 2004, primarily as a result of the increase in operating income explained above, which was partially offset by an increase in income tax expense and financial expenses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales

Sales increased by 26.7% to $1,189.3 million in 2004 from $938.5 million in 2003. The dairy segment was our largest business segment, representing 69.2% of sales in 2004 compared to 65.7% in 2003.

	Year ended December 31,
	2004	% of sales	2003	% of Sales
	(in thousands)		(in thousands)
Dairy products	$822,908	69.2	$616,347	65.7
Beverage products	301,701	25.4	276,025	29.4
Baby food	64,657	5.4	45,956	4.9
Other	27	0.0	131	0.0
	$1,189,292	100.0	$938,459	100.0

Sales in our dairy segment increased by 33.5% to $822.9 million in 2004 from $616.3 million in 2003. The sales growth was made up of selling price increases of 16.7% in U.S. dollar terms and sales volume growth of 14.4%. We sold 1,092.5 thousand tons of dairy products in 2004 and 960.0 thousand tons of dairy products in 2003. The average selling price increased by 16.7% from $0.642 per kilogram in 2003 to $0.749 per kilogram in 2004 driven by incremental ruble price increases, ruble appreciation and a change in the product mix favoring value-added products. Our improved dairy sales were driven by our increased presence in the regions, the addition of new products to our product portfolio, the launch of new product lines and increased advertising and marketing activities.

Sales in our beverage segment increased by 9.3% to $301.7 million in 2004 from $276.0 million in 2003. We sold 462.6 million liters of juice and water in 2004 and 478.6 million liters of juice and water in 2003. Despite the sales volume decrease of 3.3%, we experienced an increase in sales due to selling price increases. The average selling price increased from $0.576 per liter in 2003 to $0.652 per liter in 2004, primarily due to incremental ruble price increases and ruble appreciation partially offset by a change in the product mix in favor of lower priced brands. In addition, a highly competitive environment required us to revisit our own distribution system in 2003, and as a result, we have reduced the number of distributors we work with and are building partner relationships with our favored distributors for long-term cooperation.

Sales in our baby food segment increased by 40.7% to $64.7 million in 2004 from $46.0 million in 2003. Sales growth was made up of selling price increases of 29.2% in U.S. dollar terms and sales volume growth of 8.9%. We sold 50.1 thousand tons of baby food products in 2004 and 45.9 thousand tons in 2003. The average selling price increased by 29.2% from $1.001 per kilogram in 2003 to $1.293 per kilogram in 2004 driven by incremental ruble price increases, increases in the prices paid by the Moscow City Government for our baby food products under the terms of a tender, ruble appreciation and a change in the product mix favoring value-added products. Our improved baby food product sales were driven mainly by expanding our presence in the Moscow region.

In 2004, 62% of our revenues came from sales in the regions, as compared to 53% in 2003. Over the last year, we have focused on sales growth in the regions through the expansion of our distribution network and advertising.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and baby food products, concentrates for juices and packaging materials for all products), which accounted for 85.4% and 85.2% of our total cost of sales in 2004 and 2003, respectively. The table below sets forth these costs for both 2004 and 2003:

	Year ended December 31,
	2004	%	2003	%
	(in thousands)		(in thousands)
Raw materials	$736,229	85.4	$566,512	85.2
Personnel	44,293	5.1	33,040	5.0
Depreciation and amortization	35,865	4.2	24,753	3.7
Utilities	18,593	2.2	15,646	2.4
Goods for resale	6,675	0.8	13,640	2.1
Other	20,006	2.3	11,513	1.6
Total cost of sales	$861,661	100.0	$665,104	100.0

Raw material costs increased by 30.0% between 2004 and 2003 and increased as a percentage of sales to 61.9% in 2004 from 60.4% in 2003, primarily due to the increase in raw milk prices by approximately 17% in ruble terms, which is 24% in dollar terms. Raw material costs as a percentage of dairy sales were higher (65.0% in 2004 compared to 61.1% in 2003) because of the increases in raw milk prices and packaging material costs. Raw material costs as a percentage of baby food sales were lower (45.3% in 2004 compared to 55.9% in 2003) due to substantial selling price increases in 2004, including the prices paid by the Moscow City Government for our baby products under the terms of a tender. Raw material costs as a percentage of beverage segment sales decreased to 57.1% in 2004 from 59.6% in 2003 due to the higher prices of our juice products.

In the dairy segment, approximately 77.0% of our raw material costs were ruble-denominated and 23.0% were hard-currency-denominated in 2004, whereas approximately 70.0% of these costs were ruble-denominated and 30.0% were hard-currency denominated in 2003. The increase in ruble-denominated costs resulted from our efforts to fix our expenses whenever possible in rubles in order to reduce exchange rate risks. In the baby food segment, approximately 34.0% of raw material costs were hard-currency-denominated in 2004. In the beverage segment, substantially all of our raw material costs were hard-currency-denominated.

Personnel costs increased by 34.1% between 2004 and 2003, outpacing our sales growth. The average number of production personnel decreased to 8,561 in 2004 from 9,347 in 2003 as a result of a planned reduction in production personnel in the dairy segment. Our annual payroll cost per production employee increased by 48% to $5,174 in 2004 from $3,500 in 2003 due to the reorganization and modernization of our operating processes and the related expansion of production employees’ work-related responsibilities.

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

Gross margin in our dairy segment decreased to 24.5% in 2004 from 26.8% in 2003 due to the increase in raw milk prices, additional depreciation of newly installed capacity and an increase in average salaries.

Gross margin in our baby food segment increased from 31.2% in 2003 to 37.2% in 2004 despite the increase in raw milk prices due to increased selling prices of our baby food products.

Gross margin in our beverage segment decreased to 33.8% in 2004 from 34.2% in 2003. This decrease was primarily due to the additional depreciation of newly installed property, plant and equipment and an increase in average salaries.

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

Advertising and marketing expenses increased in 2004 by $10.5 million, or 24% in absolute terms, and decreased by 0.1% in relation to sales, to 4.6% in 2004 from 4.7% in 2003. The increase in expenses was due to our continued investments into major brand promotions and media inflation on Russia’s leading national television channels which, in 2004, exceeded 37%. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2004 and 2003, television advertising expenses represented more than half of our advertising budget.

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

In particular, ruble tariffs for railway transportation, which accounted for more than half of the total juice transportation expenses, increased by 32%, which exceeded inflation by 2.8 times.

The implementation of additional control procedures for debt collection and modification of our distribution system allowed us to reduce the bad debt expense as a percentage of sales from 1% in 2003 to 0.3% in 2004. See “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

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

In 2004, our effective income tax rate was 31.8% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes and changes in the valuation allowance for deferred tax assets and tax benefits for small enterprises. In 2003, our effective income tax rate was 31.6% compared to the Russian statutory income tax rate of 24.0%. This increase of our effective tax rate is primarily due to non-deductible expenses for Russian taxation purposes and the decrease of income tax privileges for small business enterprises in 2004 as compared with 2003. In 2003 and, to a lesser extent, in 2004, we benefited from the small enterprise tax legislation, which was used by companies operating in our juice segment. Under income tax legislation which was in effect before January 1, 2002, small enterprises involved in certain activities were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2004 and 2003, our income tax expense would have been higher by $1.3 million and $3.0 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.”

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2004 and 2003, net profits on continuing operations attributable to minority shareholders of our subsidiaries increased to $3.2 million from $2.0 million. The increase in the profits of the Moscow Baby Food Plant significantly reflects the minority interest expense increase in 2004 compared with the year ended December 31, 2003. During 2004, we acquired an additional 6.2% of Tsaritsino Dairy Plant, 25% of the Ramenskiy Plant and 4.56% of Fruktopak (formerly Depsona), thus also reducing the minority stakes in these plants, offset by profit at our subsidiaries with minority shareholders.

Net Income

Net income increased in 2004 to $23.0 million (1.9% of sales) from $21.1 million (2.3% of sales) in 2003, primarily as a result of the increase in operating income explained above, which was partially offset by an increase in income tax expense.

B.   Liquidity and Capital Resources

Capital Requirements

We need capital to finance the following:

•       repayment of debt;

•       capital expenditures, consisting of purchases of property, plant and equipment; and

•       acquisitions.

We anticipate that the repayment of long-term debt, capital expenditures and acquisitions will represent the most significant uses of funds for several years to come. In 2005, we continued to purchase property, plant and equipment in order to increase production capacity at our new and existing subsidiaries in anticipation of the expected further growth in the Russian economy and the attendant rising incomes.

Capital Expenditures

Our total capital expenditures in 2005, excluding acquisitions, amounted to $75.1 million, including cash spent and new vendor credits. Capital expenditures in our dairy segment amounted to $59.9 million and related to the improvement of our existing dairy and cheese production facilities, warehouses facilities and quality control for the raw milk used in our production. Capital expenditures in our beverage segment amounted to $12.9 million and related mainly to the installation of new production lines and other operating equipment at our production sites. Capital expenditures in our baby food segment amounted to $1.8 million and related mainly to the modernization of our recently acquired Experimental Baby Food Plant. Our corporate and common capital expenditures, including those relating to IT infrastructure and software, totaled $0.5 million.

Our capital expenditures, excluding acquisitions, for the period from 2003 to 2005 are set forth in the following table:

	Year ended December 31,
	2005	2004	2003	Total
	(in millions)
Dairy segment	59.9	57.1	70.5	189.7
Beverage segment	12.9	8.8	33.6	53.1
Baby food segment	1.8	5.1	n/a	6.9
Corporate and common expenditures	0.5	1.6	3.1	5.2
Total capital expenditures	75.1	72.6	107.2	254.9

As of December 31, 2005, our capital commitments amounted to $12 million mostly for construction projects. As of March 31, 2006, we had capital commitments of approximately $35 million primarily for construction projects at our production sites and the purchase of farm-production equipment. We plan to finance our capital commitments through operating cash flow.

Acquisitions of Subsidiaries and Purchase of Minority Stakes

During 2005, 2004 and 2003, we made a number of acquisitions for total consideration of $24.3 million, $5.3 million and $9.9 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to purchase minority stakes. The following table summarizes our acquisitions in the last three years:

	Direct ownership interest acquired, %	Cash cost of investment (in thousands)
2005
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Water) Ltd	100	$5,505
Nazarovskoe Milk OJSC	63.5	5,167
Pervouralsk City Dairy	100	119
Plemzavod Za Mir i Trud OJSC	100	1,689
Zavety Ilicha	99.3	344
Trud	63.5	420
Experimental Baby Food Plant LLC	100	3,527
Obninsk Dairy Plant	66.3	6,365
Siberian Dairy Plant (purchase of minority stake)	10	1,050
Other	various	120
Total		$24,306
2004
Tsaritsino Dairy Plant (purchase of minority stake)	6	$3,406
Atamanskoe	88	904
Ramenskiy Plant (purchase of minority stake)	25	534
Fruktopak (formerly Depsona) (purchase of minority stake)	5	129
Other	various	344
Total		$5,317
2003
Siberian Cheese (warehouse)	100	$2,633
Essentuki	100	4,118
Ufa Dairy Plant (purchase of minority stake)	48	3,138
Other	various	54
Total		$9,943

See “Item 4. Information on Our Company” for more information on our acquired businesses and Note 4 to our Consolidated Financial Statements included elsewhere herein. In addition to the acquisitions mentioned above, as of December 31, 2005, we also issued a cash advance for the further purchases of minority stakes in certain of our legal entities, which are not included in the summary table above.

Capital Resources

We generally rely on operating cash flows and debt issuance to finance capital expenditures and acquisitions, and in 2005, we financed our capital expenditures and acquisitions exclusively with cash provided by operating activity. In addition, we finance a portion of our equipment purchases through vendor financings. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial

Condition—Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.”

Debt

Our debt consists of notes, bank loans and vendor financing for property, plant and equipment, of which approximately 86% are at fixed rates. The following table summarizes our debt position at December 31, 2005 and 2004:

	At December 31, 2005	At December 31, 2004
	(in thousands)
Long-tem debt, including current portion:
Notes	$304,024	$201,709
Bank loans	$5,647	$8,056
Vendor financing	$42,421	$55,849
Total	$352,092	$265,614
Short-term debt	$19,554	$17,554
Total debt(1)	$371,646	$283,168
Denominated in:
U.S. dollars	$180,689	$192,186
Euro	$15,081	$21,462
Rubles	$175,876	$69,520

(1)     In December 2005, we raised approximately $104.2 million through the issuance of non-convertible ruble denominated notes partly in order to redeem in April 2006 approximately $49.8 million of non-convertible ruble denominated notes issued in April 2003.

Our debt matures as follows:

Year	(in thousands)
2006	88,940
2007	13,520
2008	158,053
2009	6,172
2010 and thereafter	104,961

Notes

Wimm-Bill-Dann Ruble Notes

On December 21, 2005, we issued five-year, 3,000,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of approximately $104.2 million at the exchange rate as of December 31, 2005. The notes are redeemable by us on December 15, 2010. The issue was priced at par with a coupon of 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

Wimm-Bill-Dann Foods U.S. Dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000,000 loan (the “Loan”) to us. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. Ten of our subsidiaries unconditionally, irrevocably, jointly and severally guarantee our obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

Wimm-Bill-Dann Foods Ruble Notes

On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each guaranteed by Vitafrukt, one of our juice subsidiaries. The offering raised a total of 1,500,000 thousand rubles ($52.1 million at the exchange rate as of December 31, 2005 of which $2.3 million had been repaid as at December 31, 2005). Interest was payable semi-annually in arrears commencing on October 14, 2003, and the interest rate for each coupon period was based on the Consumer Price Index, published by Goskomstat of the Russian Federation. The interest rates for the first, second, third, fourth, fifth and sixth coupon periods were 12.9%, 11.98%, 9.38%, 8.48%, 10.78% and 11.24%, respectively. The notes were redeemable by Wimm-Bill-Dann Foods on April 11, 2006 and we redeemed the remaining outstanding notes on this date.

Bank Loans

Substantially all of our long-term bank loans at December 31, 2005 consisted of euro and U.S. dollar-denominated loans from International Moscow Bank, Sberbank and ING Bank (Eurasia), at interest rates ranging from 5.69% to 6.17%. Our short-term debt balance at December 31, 2005 mainly consisted of ruble-denominated loans from Alfa-bank, the Moscow City Government and Sberbank at interest rates ranging from 3.67% to 9.33%.

Vendor Finance

We have agreements with suppliers of equipment which provide financing for periods ranging from 1 to 9 years. As of December 31, 2005 and 2004, our vendor financing obligations totaled $29.7 million and $40.4 million, respectively; euro 10.1 million and euro 10.7 million (equivalent to $11.9 million and $14.5 million as of December 31, 2005 and 2004), respectively; and 23.2 million rubles and 26.3 million rubles (equivalent to $0.8 million and $1.0 million as of December 31, 2005 and 2004), respectively. This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 16.0% for U.S. dollar, euro and ruble-denominated contracts, respectively. The majority of equipment financing is provided by one supplier, Tetra Pak. At December 31, 2005 and 2004, property, plant and equipment amounting to $40.4 million and $59.7 million, respectively, served as collateral under these financing agreements.

Cash Flows

A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2005	2004	2003
	(in thousands)
Cash provided by operating activities	$113,937	$71,720	$29,940
Cash used in investing activities	(125,157)	(73,808)	(95,142)
Cash provided (used in) by financing activities	82,619	(16,159)	73,399
Impact of exchange rate differences on cash and cash equivalents	(2,087)	1,774	2,727
Net increase (decrease) in cash	69,312	(16,473)	10,924
Cash paid for acquisition of property, plant and equipment	$(72,805)	$(67,804)	$(91,974)
Cash paid for acquisition of subsidiaries, net of cash acquired	(24,964)	(6,697)	(7,002)
Vendor financed acquisitions of property, plant and equipment	5,709	7,336	12,899

In 2005, we financed our capital expenditures and acquisitions exclusively with operating cash flows.

We spent $125.1 million on our investment activities in 2005, including acquisitions of property, plant and equipment of $72.8 million, acquisitions of subsidiaries of $25.0 million, investments in direct financing leases of $2.0 million and other investment activities of $0.1 million, offset by $0.5 million proceeds from disposal of investments and $6.0 million proceeds from disposal of property, plant and equipment. We also invested temporary free cash proceeds from issued notes in short-term bank deposits in the amount of $31.8 million.

Vendor financed acquisitions of property, plant and equipment totaled $5.7 million in 2005 compared to $7.3 million in 2004 because of an overall reduction in our vendor financed capital expenditures, including the improvement of packaging facilities. Instead, we are shifting our capital expenditures towards construction and installation projects, which are typically not vendor-financed.

Net cash provided by operating activities in 2005 was $113.9 million, compared with $71.7 million in 2004. The increase in 2005 was due to profitable growth and better management of our working capital, including a reduction of tax receivables balance.

Working Capital

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and short-term debt.

At December 31, 2005, our cash and cash equivalents balance was $93.1 million, of which $91.9 million were ruble-denominated and $1.2 million were euro and U.S. dollar-denominated. Our working capital balance was $199.9 million. Our working capital position at December 31, 2005 increased compared to $164.0 million at December 31, 2004, primarily due to an increase in cash and cash equivalents and short-term investments which reflected the deposit of a portion of the proceeds from our ruble-denominated notes issued on December 12, 2005. We used cash to repay our ruble notes redeemable on April 11, 2006. We believe that our working capital is sufficient for our present requirements.

Taxes receivable decreased by $24.1 million to $61.5 million as of December 31, 2005 from $85.6 million as of December 31, 2004. Taxes receivable represents VAT due from the state budget. The decrease at December 31, 2005 was primarily due to our recovery of certain VAT receivables from the state budget for previous years. Under existing tax legislation, we are able to offset this VAT against income taxes and other taxes payable to the state budget and to recover from the state budget. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget. In 2005, $31.9 million in VAT tax was recovered from the state budget in cash and $5.3 million was recovered by an offset. We also received $0.5 million from the tax authorities as penalties.

Trade accounts payable increased to $65.8 million at December 31, 2005 from $62.4 million at December 31, 2004. Trade payables turnover averaged 24 days as of December 31, 2005 and 27 days as of December 31, 2004.

Trade receivables decreased from $62.2 million as of December 31, 2004 to $60.0 million as of December 31, 2005 after the allowance for bad debts of $5.1 million, as compared to $13.9 million as of December 31, 2004. Trade receivables turnover averaged 16 days as of December 31, 2005 and 19 days as of December 31, 2004.

Inventory increased from $102.0 million as of December 31, 2004 to $130.6 million as of December 31, 2005. Turnover of inventory in days as of December 31, 2005 amounted to 56 days, as compared to 49 days as of December 31, 2004. The increase in inventory levels was partly due to an increase in our stock of raw milk held to balance out seasonality.

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

Our credit ratings as of the date of this document are as follows:

Rating Agency	Company’s rating	Long-Term Debt Rating	Outlook/Watch
Moody’s(1)	B1	B2	positive
Standard & Poor’s(2)	B+	B+	stable

(1)          Rated on May 31, 2006.

(2)          Rated on August 24, 2005.

The loan agreement relating to our $150 million loan participation notes due 2008 contains provisions requiring, subject to certain conditions, our prepayment of the loan in full in the event that a change in control or merger results in a decline in our credit ratings.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated Financial Statements included elsewhere herein.

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

Allowance for Doubtful Accounts

Allowance for doubtful accounts is established if there is objective evidence that we will not be able to collect the amounts due according to original contractual terms and reduces receivables to amounts expected to be collected. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Our provisions cover individual balances where there is evidence that losses are probable as at the balance sheet date. We use significant judgment in estimating uncollectible amounts. While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated Financial Statements.

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

Depreciation periods for property, plant and equipment

Depreciation periods of property, plant and equipment are based on estimated useful lives of related assets. The adoption of depreciation periods requires judgment in determining appropriate estimated useful lives over which the related assets will be utilized. In estimating useful lives, we consider factors such as our historical experience and the industry, manufacturers’ estimates, anticipated use and our maintenance policies. As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment.

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

Accounting Pronouncements Issued But Not Yet Adopted

In November 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 151, “Inventory Costs,” an amendment of the Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of the provisions of SFAS Statement No. 151 is not expected to have an impact on our results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which is a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of the adoption of the provisions of SFAS No. 154 is currently not known because no such accounting changes are anticipated.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments,” which amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS No. 155 amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. These provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of the provisions of SFAS No. 155 is not expected to have an impact on our results of operations, financial position or cash flows.

C.   Research and Development, Patents and Licenses, etc.

We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2005, our product and technologies development departments located at Lianozovo Dairy Plant had 41 employees and our new juice product and quality department at the Ramenskiy Plant had 31 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2005, 2004 and 2003, we spent approximately $1.3 million, $0.6 million and $1.2 million on activities associated with new product development. For a more detailed discussion of new product development see “Item 4. Information on Our Company—B. Business Overview—New Product Development.”

D.   Trend Information

Markets

The Russian economy continues to experience growth, with gross domestic product growing at rates of 6.4%, 7.1% and 7.3% in 2005, 2004 and 2003, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more juice-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

In 2005, demand for baby food products increased significantly and, as a result, we created a separate baby food segment. Prior to 2005, baby food was part of our dairy segment. We believe that the baby food market, which increased by 29% in terms of value in 2005, will continue to grow in 2006 driven mainly by stronger sales in the regional markets. However, we also expect that the baby food market will become more competitive in the near future, which could negatively impact our profit margins.

Dairy Segment

In 2005, raw milk prices increased by approximately 14% in ruble terms, which is 12% in dollar terms. We expect the price for raw milk to continue to increase albeit at a lower pace in ruble terms in 2006. If we are unable to increase the selling prices of our dairy products, raw milk prices could negatively impact our profit margins. We believe the higher raw milk prices are due to increasing demand for raw milk from national and regional dairy producers, coupled with the low levels of dairy cattle stock in Russia. However, we expect that the differences in seasonal prices of raw milk in 2006 will be lower than in previous years.

As in previous years, domestic dairy production in Russia suffered a year-on-year slump in 2005. The general decline was partly due to the reduction of dairy cattle in Russia but, in the first quarter of 2006, we witnessed an increase in the domestic production of raw milk compared to the same period in 2005. As the number of dairy cattle in Russia increases, we expect domestic dairy production to stop declining or even increase slightly.

Although domestic raw milk production declined in 2005, dairy product sales increased in 2005. The most significant growth was seen in milk, kefir and curd dessert, as well as in the sale of cheese. Industry experts estimate that the Russian dairy market grew by 5.3% in 2005 and will grow by 4.2% in 2006, and that, due to inflation, growth will be higher in monetary terms than in actual volumes.

The regional structure of Russia’s dairy market continued to shift in 2005, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Central region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2006.

Milk and kefir continue to be key drivers of the volume growth in our dairy segment. At the same time yogurts, dairy desserts and juice containing dairy drinks grew at a lower pace than we initially anticipated. However, we believe that the consumption of these higher margin products will continue to increase in 2006.

Beverage Segment

At the end of 2005, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. We expect substantial price increases for juice concentrate and other materials during 2006, which would have a negative impact on our profit margins in the beverage segment. Also, as the ruble has appreciated against the euro in 2005 and a significant part of our concentrate and packaging material prices are denominated in euros, such costs of juice production were lower in 2005 than in 2004.

Average selling prices of our juice products increased during 2005. We expect further increases in juice sales prices in rubles terms in 2006. In 2005, in order to increase our presence in the regions and to bolster market share among lower-middle income consumers, we successfully re-launched the “Lovely Garden” brand. We sponsored and promoted the brand through television commercial and print advertisements, which resulted in steady sales growth of the “Lovely Garden” juices and nectars. Although we expect further growth of juice sales to the lower-middle segment, which currently comprise 60% of the total market share, we believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower price products, which have a negative effect on our gross margin. For the Central region of Russia where incomes are higher, we are focusing our efforts on providing beverage products that appeal to the upper-middle and premium segment.

We entered the mineral water market in 2003. We estimate that the mineral water market in Russia is growing at approximately 10% in volume a year. Our water division, which merged with our juice segment into a new beverage segment, in part, to diversify our range of product offerings to include lower-priced brands catering to the mass market. However, we still bottle premium brand water under the “Essentuki” brand, which is traditionally known to be used for medical purposes.

The increase in cost of raw material and packaging is predicted to be substantial in 2006. These increased costs coupled with an increase in transportation and promotional and marketing expenses could negatively impact our profit margins and operating income in the beverage segment.

Baby Food Segment

In 2005, we created a separate baby food segment offering products such as liquid baby dairy food, juices and meat, fish and chicken purees. Prior to 2005, baby food was part of our dairy segment. By the end of 2005, we had a leading market share of 56% for liquid baby dairy products. Nestlé and Nutricia led the powdered baby formula market with market shares of 50% and 25%, respectively, while Lebedyansky is the largest seller of baby juices and purees in Russia.

To increase our market share and expand our baby product offerings in the regions, we acquired and began upgrading the Experimental Baby Food Plant in the Kursk region in July 2005. We also entered into three new markets within the baby food segment in 2005: meat, fish and chicken purees, fruit and dairy purees and food products for pregnant and nursing women. In the future, we plan to launch new products as well as expand the range of our existing products.

Selling and Distribution Expenses

Our selling and distribution costs increased in 2005 as compared to 2004 in absolute terms, but decreased as a percentage of sales. In particular, our transportation, personnel and advertising costs increased, in large part, as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. Similarly, increased transportation costs were driven by increased transportation tariffs. We expect these trends to continue and, to the extent that they do, such expenses may outpace our sales growth.

Exchange Rates and Inflation

A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro. These include capital expenditures and borrowings, as well as costs of packaging materials, juice concentrates and certain other raw materials. As a result, a decline in the value of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with the ruble’s decline in value due to competitive pressures, our margins will suffer. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness. In nominal terms, the ruble appreciated against the U.S. dollar in 2005 (1.9%), 2004 (6.5%) and 2003 (2.2%), according to the Central Bank of Russia.

Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. Inflation in Russia for 2005 and 2004 was 10.9% and 11.7%, respectively. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins.

Real appreciation of the ruble against the U.S. dollar positively affects our revenues. According to the Central Bank of Russia, the ruble appreciated in real terms against the U.S. dollar by 10.8%, 15.1% and 13.6% in 2005, 2004 and 2003, respectively.

E.   Off-balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet arrangements.

F.   Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2005:

	Payments due by periods At December 31, 2005
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Notes payable	304,024	49,794	150,000	104,230	—
Vendor financing obligations	42,421	15,769	20,192	6,298	162
Long-term loans	5,647	3,823	1,381	443	—
Unconditional purchase obligations	12,011	12,011	—	—	—
Short-term loans	19,554	19,554	—	—	—
Total	383,657	100,951	171,573	110,971	162

Interest payable for the future periods is not included. We do not have any contingent commitments as at December 31, 2005. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Item 6.                          Directors, Senior Management and Employees

A.   Directors and Senior Management

Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director
Guy de Selliers(2)	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Michael A. O’Neil	1945	Director
Alexander S. Orlov(1)	1948	Director
Vladimir N. Sherbak(2)	1939	Director
Earnest Linwood Tipton(2)	1934	Director
Victor A. Tutelyan	1942	Director
Evgeny G. Yasin	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Tony D. Maher	1956	Chairman of the Management Board
Dmitry A. Anisimov	1971	Chief Financial Officer, Management Board Member
Vera V. Eliseeva	1958	Head of Human Resources, Management Board Member
Marina G. Kagan	1968	Head of External Communications and Investor Relations, Management Board Member
Gennady K. Krainov	1951	Director of Information, Analysis and Control Department, Management Board Member
Oleg E. Kuzmin	1969	Head of Dairy Business Unit, Management Board Member
Jamshid Yadegardjam	1965	Head of Beverages Business Unit, Management Board Member

(1)          Party to the Amended and Restated Partnership and Cooperation Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

(2)          Member of the Audit Committee.

David Iakobachvili   has served as Chairman of our Board of Directors since May 2001. In addition, Mr. Iakobachvili serves on the boards of directors of a number of our production facilities, including Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ramenskiy Plant, Nizhny Novgorod Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Timashevsk Dairy Plant, Bishkek Dairy Plant, Gulkevichy Dairy Plant, Novokuybishevsk Milk, Ufa Dairy Plant and Kiev Dairy Plant. He also serves on the boards of directors of ZAO RusAgroProject, ZAO Agricultural Complex Gorki-2 and ZAO Plemhoz Naro-osanovsk. Mr. Iakobachvili is chairman of the board of directors of ZAO “Metelitza-Club,” a member of the board of directors of Shikhan OJSC and Airport Financial Services Limited. He also serves on the boards of a number of national and international organizations, associations and unions, including non-commercial partnership RusBrand, Russian Union of Industrialists and Entrepreneurs, Russian Chamber of Commerce and Industry, National Corporate Governance Council, U.S.-Russia Business Council, Russian-American Business Council, Russo-British Chamber of Commerce, Moscow

International Business Association, Senate of Economic Advisers of the European Democracy Forum, World Economic Forum and Monaco World Summit. Mr. Iakobachvili owns 8.33% of our outstanding common stock in the form of shares and 1.79% in the form of GDSs.

Sergei A. Plastinin   has served as a member of our Board of Directors since May 2001. He served as the Chairman of our Management Board, which is our chief executive officer position, from 2001 to April 3, 2006. Currently, Mr. Plastinin serves as the chairman of the boards of directors of a number of our subsidiaries, including Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Ramenskiy Plant, Nizhny Novgorod Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Timashevsk Dairy Plant, Ufa Dairy Plant, Bishkek Dairy Plant, Novokuibyshevsk Milk, Karasuk Dairy Plant, Gulkevichy Dairy Plant and Kiev Dairy Plant. He is also a member of the board of directors of PIK CENTER, a real estate company. In 1993, he served as General Director of UT Center LLC; from 1994 to 1995, he was General Director of NPP of Juices and Drinks JSC; from 1996 to 1998, he was Deputy Director of PK Lianfruct JSC; from 1996 to 1998 he served as Deputy Director of Production of Foods CJSC; and from 1998 to 1999, he was Deputy Director of the Lianozovo Dairy Plant. Since 1996, Mr. Plastinin has acted as Executive Director of PAG Rodnik CJSC. In 1998, Mr. Plastinin served as Deputy General Director of Production and Trade Group WBD CJSC. All of these companies either currently are or formerly were a part of our group of companies. Mr. Plastinin owns 9.30% of our outstanding common stock in the form of shares and 1.45% in the form of GDSs.

Guy de Selliers   has served as a member of our Board of Directors since December 2001. He received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain. Currently, Mr. de Selliers serves as a member of the board of directors and a Chairman of the Audit Committee at Norilsk Nickel OJSC and a member of the boards of directors of Mebelnaya Fabrika Shatura OJSC and Allied Resources Inc. He is also a director and member of the Audit Committee of Solvay S.A., a global group of pharmaceutical and chemical companies, and Chairman of the boards of directors of HB Advisers (UK), a corporate finance consulting agency, and Partners in Hope, a charity organization. During 2004 and 2005, Mr. de Selliers was a member of the international supervisory board at Fortis Group, an international financial services provider and, from 2001 to 2003, he acted as Chairman of Leader Capital, a project equity fund. During 1998 to 2000, he acted as Chairman, Head of Europe, of Fleming Investment Bank. Mr. de Selliers served as chief executive officer of MC BBL investment bank from 1997 to 1998. He was also a Deputy Vice President of EBRD from 1991 to 1997.

Mikhail V. Dubinin   has served as a member of our Board of Directors since May 2001. He served as Deputy General Director of ISSA, one of the first companies of our group, from 1992 to 1993. From 1993 to 1994, he was the General Director of UT Center LLC; from 1994 to 1995, he was Executive Director of NPP of Juices and Drinks JSC; from 1995 to 1996, he was President of Trade Company WBD CJSC; from 1996 to 1997, he was consultant at Trade Company WBD CJSC; from 1997 to 1998, he served as Deputy Director (Economic Affairs) of the Lianozovo Dairy Plant; from 1998 to 2002, he was Deputy General Director of Production and Trade Group WBD. All of these companies either currently are or formerly were a part of our group of companies. Currently, Mr. Dubinin serves on the boards of directors of several companies unaffiliated with us, including OOO Istrinskie ruch’y, OOO Nadejny Fundament, OOO S-trading, OOO Cliff-nedvijimost, OOO Petri-trad and non-commercial partnership Rezidentzia Benilux. Mr. Dubinin owns 5.71% of our outstanding common stock in the form of shares and 0.81% in the form of GDSs.

Michael A. O’Neil   has served as a member of our Board of Directors since December 2001. He received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967. Currently, Mr. O’Neil serves on the management board of Coca-Cola Icecek in Turkey and is a member of the board of directors of Efes Breweries International. From 1989 to 1991, Mr. O’Neill was Deputy Region Manager of the Coca-Cola Company. From 1991 to 1997, he was the Region Manager of Eurasia of the Coca-Cola Company. From 1997 to 2000, Mr. O’Neill was the President of Nordic and Northern Eurasia Division of the Coca-Cola Company.

Alexander S. Orlov   has served as a member of our Board of Directors since May 2001. He was director of the milk department of the Moscow Baby Food Plant from 1992 to 1994; from 1994 to 1997, Mr. Orlov served as General Director of the Moscow Baby Food Plant; from 1997 to 1998, he was General Director of the Lianozovo Dairy Plant. From May 1998 through December 2002, Mr. Orlov has served as General Director of Production and Trade Group WBD. In addition, during 2001 to 2003, Mr. Orlov was a consultant to the Lianozovo Dairy Plant and Deputy Chairman (but not a member) of our Management Board. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Milk Industry in 1975. Currently, Mr. Orlov serves on the boards of directors of our subsidiaries Moscow Baby Food Plant, Kiev Dairy Plant and Buryn Dairy Plant, and on the board of directors of non-commercial partnership Rezidentzia Benilux. Mr. Orlov owns 3.47% of our outstanding common stock in the form of shares and 0.52% in the form of GDSs.

Vladimir N. Sherbak   has served as a member of our Board of Directors since May 2001. He graduated from Krasnodar Polytechnic Institute in 1966 and from the Academy of Social Science of the Central Committee of the Communist Party in 1982. Currently, Mr. Sherbak serves as the Chairman of the board of directors of Joint-Stock Commercial Bank Tusar. From 1996 to 1999, Mr. Sherbak was Deputy Minister of Agriculture of the Russian Federation; from 1999 to 2000, he was Deputy Prime Minister of the Russian Federation for Agriculture.

Earnest Linwood Tipton   has served as a member of our Board of Directors since May 2002. He has served on the International Dairy Food Association (IDFA) and its organizations for over 35 years in various posts, culminating with his appointment to President and CEO in 1983. He is a respected resource on agricultural trade policy for Capitol Hill and federal agencies, and he has served as an advisor under both Republican and Democratic administrations, including his presidential appointment to the National Commission on Agricultural Trade and Export Policy in 1984. Mr. Tipton is a past president and chairman of the board of the National Economists Club and the National Economic Education Foundation. Prior to joining IDFA, he worked as an economist for a milk producers’ cooperative and as a dairy economic consultant. Mr. Tipton also served as an officer in the U.S. Army Finance Corp. and holds Bachelor’s and Master’s degrees from the University of Missouri.

Victor A. Tutelyan   has served as a member of our Board of Directors since December 2001. He graduated from the Moscow Medical Institute in 1965. He is an academician of the Russian Academy of Medical Science and has been the chief secretary of its Presidium since 2000. Currently, Mr. Tutelyan is the head of the Institute of Nutrition of the Russian Academy of Medical Science. From 1980 to 2000, Mr. Tutelyan was the Deputy Director of the Institute of Nutrition of the Russian Academy of Medical Science.

Evgeny G. Yasin   has served as a member of our Board of Directors since December 2001. He graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics. He has been a professor in the High School of Economy of the State University since July 1998. Currently, Mr. Yasin serves as a director of Severstal Auto, Open Investments, Echo of Moscow, as well as the president of the non-state fund Expert Institute and as a scientific adviser at the State University—Higher School of Economics. From 2000 to 2002, he served as a director of VimpelCom OJSC. From 1991 to 1994, Mr. Yasin was the Director of Economic Policy for the Russian Society of Manufactures and Entrepreneurs. In 1994, he was the head of the Analytical Center of the Administration of the Russian President. From 1994 to 1998, Mr. Yasin was the Minister of the Economy of Russia.

Gavril A. Yushvaev   has served as a member of our Board of Directors since June 2005. He also serves as the president and a member of the board of directors of ZAO “RusAgroProject,” and a member of the Board of Directors of ZAO “Agricultural Complex Gorki-2” and ZAO Plemhoz “Naro-osanovsky.” Mr. Yushvaev, who is our largest shareholder, owns 17.13% of our outstanding common stock in the form of shares and 2.32% in the form of GDSs.

Tony D. Maher   has served as the Chairman of our Management Board, which is our chief executive officer position, since April 2006. Mr. Maher is a 30-year veteran of the Coca-Cola system and, prior to his appointment as Chairman of our Management Board, he served as regional managing director of Coca-Cola Hellenic Bottling and Chairman of the Board of Directors of Multon.

Dmitry A. Anisimov   has served as our Chief Financial Officer since April 2005 and also serves as a member of our Management Board. Mr. Anisimov also serves as a member of the boards of directors of Bishkek Dairy Plant, Kharkov Dairy Plant and Tuymazinskiy Dairy Plant, as well as the Financial Director of the Dairy Business Unit, a position he has held since May 2003. Prior to joining us, he served as Regional Corporate Finance Manager for Motorola’s operations in Russia and the CIS from March 1999 to May 2003. Prior to that, he worked for Cadbury Confectionary and British Petroleum PLC. Mr. Anisimov has a degree in economics from the Moscow State Institute of International Relations.

Vera V. Eliseeva   has served as our Head of Human Resources since October 2004 and also serves as a member of our Management Board. Prior to joining us, she worked for PATHWAYS HR training & consultancy as a senior partner from May 2003 to October 2004. She served as the Director of Human Resources for Troika Dialog from November 1999 to April 2003 and, from September 1997 to November 1999, she worked as a compensation and benefits manager at Nestlé Food LLC. Ms. Eliseeva graduated from Moscow State Institute of International Relations (MGIMO) and received a Master’s Degree in business economics from California State University, Hayward.

Marina G. Kagan   has served as the Head of our External Communications and Investor Relations Department and a member of our Management Board since 2004. She graduated from Westminster University in London, England. From 1991 to 1998, Ms. Kagan worked for BBC radio and TV, serving as a Moscow correspondent for the BBC World Service from 1995 to 1998. She joined Gavin Anderson & Co, an international investor and public relations consultancy, in 1998, where she served on the Board of Directors until 2001. From 2001 to 2004, Ms. Kagan worked at Shared Value, a London-based international financial public relations and investor relations firm, where she was a partner.

Gennady K. Krainov   has served as Director of our Information, Analysis and Control Department since December 2003 and as a member of our Management Board since June 2005. He also serves as a member of the Management Board of Gulkevichy Dairy Plant, as well as on our Anti-crisis and Investment Committees and as the Chairman of our Advisory Committee for Classified Commercial Information. From 1975 until the end of 2003, Mr. Krainov held managerial positions within national security bodies and the tax police, and also worked for the Russian External Trade Ministry and Chamber of Commerce and Industry. Mr. Krainov graduated from the Moscow Geological Survey Institute and from the Higher KGB School, where he received a legal degree.

Oleg E. Kuzmin   has served as the Head of our Dairy Business Unit since August 2004 and also serves on our Management Board and as a member of the boards of directors of Kharkov Dairy Plant, Kiev Dairy Plant, Lianozovo Dairy Plant, Tuymazinskiy Dairy Plant, Tsaritsino Dairy Plant, Siberian Dairy Plant, Bishkek Dairy Plant and Tashkent Dairy Plant. Mr. Kuzmin has worked for us since 1995. From September 2003 to August 2004, he served as the Director for Operating Management of our Dairy Business Unit. Prior to that, he served in various managerial positions, including as head of our cheese project, Director of the Nizhny Novgorod Dairy Plant, Strategy Director at the Lianozovo Dairy Plant and Marketing Director at Trade Company Wimm-Bill-Dann. Mr. Kuzmin graduated from Moscow State Technical University named after N.E. Bauman and from Moscow State University. He also received an MBA from the Academy of National Economy of the Government of Russian Federation.

Jamshid Yadegardjam   has served as the Head of our Beverages Business Unit since March 2005 and also serves on our Management Board. He served as our Deputy Chief Financial Officer responsible for Investor Relations from 2002 until December 2003 and as the Head of our former Mineral Water Business Unit from December 2003 to March 2005. Prior to joining us, he held managerial positions with various companies in the consumer products, automotive, industrial and banking industries. Mr. Yadegardjam received a Bachelor’s degree and an MBA from the University of Ottawa.

All of our directors were elected on June 14, 2005 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders’ meeting, which will take place on June 30, 2006.

B.   Compensation of Directors and Senior Management

In 2005, the aggregate amount of compensation paid to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $2.9 million. We do not have a stock option plan and no funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2005.

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

C.   Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eleven members, six of whom are independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings. The members of our Board of Directors serve pursuant to a contract. The contracts do not provide for benefits to the board members upon termination of their employment. We indemnify each member of our Board of Directors pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a director, subject to certain limitations. The agreements also limit the liability of the directors to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

The business address for all of our officers and directors is 16 Yauzsky Boulevard, Moscow 109028, Russian Federation.

Management Board

The size of our Management Board, which consists of our executive officers, is determined by the Board of Directors and currently consists of seven members: Tony D. Maher, Dmitry A. Anisimov, Marina G. Kagan, Vera V. Eliseeva, Jamshid Yadegardjam, Oleg E. Kuzmin and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

Chairman of the Management Board

In accordance with our current charter, the Board of Directors appoints the Chairman of our Management Board, our chief executive officer, for a term of three years, which term we intend to extend to five years by amending our charter. We concluded an employment contract with the current Chairman of our Management Board for a term of five years. The rights, obligations and the times and amounts of payment for the Chairman’s services are determined pursuant to our charter and by contract. The Chairman of the Management Board is responsible for day-to-day management of our activities.

Board of Directors Committees

Audit Committee

The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is currently comprised of three independent directors, G. de Selliers, E. Linwood Tipton and V. Sherbak. Our Board of Directors has determined that G. de Selliers is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Investment and Strategic Planning Committee

The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. O’Neil, an independent director who serves as the Committee Chairman, S. Plastinin, M. Dubinin and V. Tutelyan. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions and strategic planning.

According to the bylaws, the Investment and Strategic Planning Committee shall meet not less than once during each fiscal quarter.

Personnel and Compensation Committee

The Personnel and Compensation Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of E. Yasin, an independent director who serves as Committee Chairman, G. Yushvaev and A. Orlov. According to the bylaws, the Personnel and Compensation Committee is tasked with assisting in the selection of Board of Directors candidates. Its members also assist the Management Board in formulating and implementing:

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

Company Committees

Disclosure Committee

Our Disclosure Committee was formed on March 24, 2003 by order of the Chairman of our Management Board. It is currently composed of our Chief Financial Officer, Head of Corporate Communications and Investor Relations, Head of the Legal Department, Head of the Treasury, Head of Internal Audit, Head of the Dairy Unit, Head of the Beverages Unit, Financial Director of the Beverages Unit, Head of the Baby Food Unit, Financial Director of the Baby Food Unit and the Head of the Reporting, Budgeting and Analysis Department. The Committee’s activities are coordinated by a senior investor relations manager.

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

As set forth in the bylaws, the Disclosure Committee is also responsible for all aspects of information disclosure, including ensuring proper documentary execution, transmission, implementation and performance of our rules and principles of information disclosure, as well as for coordinating the work of our legal department, external and internal auditors and our other departments for the purpose of preparation of our annual reports and other disclosure documents in accordance with applicable law. Furthermore, the head and financial director of each of our business units have reviewed this annual report on Form 20-F and to the best of his knowledge believes the disclosure herein is accurate and complete.

Audit Commission (for financial reporting under Russian law)

The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has six members: E.V. Bogutskaya, E.B. Kuznetsova, N.N. Kolesnikova, M.A. Naumova, N.V. Romanova and Yu.A. Chudina. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders’ meeting, which will take place on June 30, 2006.

Corporate Governance

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website http:/ /www.wbd.com/f_reports/corp_govern/.

D.   Employees

In 2005, we had an average of 18,956 employees within Russia and the other countries of the CIS, including 9,765 production employees, 5,713 marketing and distribution employees and 3,478 general and administrative employees. We do not employ a significant number of part-time employees. To date, we have experienced a low level of departures, voluntary or otherwise. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production	Marketing and Distribution	General and Administrative	Percent Increase (Decrease) over Prior Year
2005(1)	9,765	5,713	3,478	7%
2004	8,561	6,008	3,140	(3)%
2003	9,347	5,522	3,463	13%

(1)          Excluding employees of our “Agro” business division and of businesses we acquired in 2005, we had an average of 8,401 production employees, 5,554 marketing and distribution employees and 3,102 general and administration employees during 2005. We exclude employees of our “Agro” business division when calculating sales per employee, as revenue generated by “Agro” business employees is reported as other operating expenses and income.

Our personnel enjoy a relatively high level of social benefits. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in training sessions and taking courses. Starting in 1998, leading managers of our subsidiaries have been involved in programs to upgrade their professional skills through a program of the Russian government. We seek to maintain effective management teams at our regional subsidiaries by recruiting qualified new employees, transferring existing employees from our Moscow subsidiaries, as well as through customized retraining programs and on-site training in our Moscow subsidiaries. Programs for training local personnel have been or are being developed and implemented at each of our regional plants. In addition, in 2005, we created a corporate university to educate and train our personnel, create an internal reserve of management talent and provide an opportunity for employees to share their knowledge and experience with personnel located at our regional sites. We also offer training programs to management and sales personnel and thus far have educated approximately 500 employees at our leading training centers.

E.   Share Ownership

Each ADS is the economic equivalent of one share of our common stock.

The aggregate beneficial interest of our directors, senior management and employees as of May 15, 2006 was as follows:

Number of Shares of Common Stock	Number of GDSs	% Capital Stock Outstanding
19,337,336	3,029,997	50.8348

For further description of the individual interest of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.                          Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of May 15, 2006:

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding	Number of ADSs/GDSs Owned	Percentage of Shares Outstanding	Total Number of Shares Owned (Shares + ADSs/GDSs)	Total Percentage of Shares Outstanding (Shares + ADSs/GDSs)
Gavril A. Yushvaev(1)(2)	7,538,624	17.1332%	1,020,894	2.3202%	8,559,518	19.4535%
Sergei A. Plastinin(1)(2)	4,094,096	9.3048%	636,143	1.4458%	4,730,239	10.7505%
David Iakobachvili(1)(2)	3,665,031	8.3296%	786,039	1.7865%	4,451,070	10.1161%
Mikhail V. Dubinin(1)(2)	2,512,103	5.7093%	357,233	0.8119%	2,869,336	6.5212%
Parex Bank JSC(3)	2,115,529	4.8080%	—	—	2,115,529	4.8080%
Alexander S. Orlov(1)(2)	1,527,482	3.4716%	229,688	0.5220%	1,757,170	3.9936%
Mikhail I. Vishnyakov(2)	901,029	2.0478%	135,488	0.3079%	1,036,517	2.3557%
Viktor E. Evdokimov(2)	147,492	0.3352%	22,178	0.0504%	169,670	0.3856%
Other holders of ordinary shares	3,903,614	8.8719%	—	—	3,903,614	8.8719%
Holders of American Shares(4)	—	—	14,407,337	32.7439%	14,407,337	32.7439%
Total	26,405,000	60.0114%	17,595,000	39.9886%	44,000,000	100.00%

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

(4)          According to its Annual Report on Form 20-F for the year ended December 31, 2005 on file at the U.S. Securities and Exchange Commission, Groupe Danone owns 9.9% of our outstanding shares in the form of ADSs.

As of May 15, 2006, we had 44,000,000 shares of common stock outstanding. The total number of ADSs outstanding was 14,407,337 representing underlying ownership of 14,407,337 shares, or 32.7439% of our outstanding shares. The total number of GDSs outstanding was 3,187,663 representing underlying ownership of 3,187,663 shares, or 7.2447% of our outstanding shares. 5,213,193 ADSs were held in the United States by 22 holders, according to the data provided by Capital Bridge. The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights.

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

In March 2003, our former shareholder, Aleksandrs Timohins, sold 6.95% of our shares to United Burlington Investments Limited, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. In February 2004, United Burlington Investments Limited sold 6.30% of our shares to I.M. Arteks Holdings Limited, or Arteks, which entity acceded to the Amended and Restated Partnership and Cooperation Agreement. According to a press release issued by Arteks dated June 7, 2004, Arteks transferred 5.29% of our shares to Parex Bank JSC as security under a credit agreement, which amount was thereafter reduced to 4.92%. The press release indicated that Arteks intends to continue controlling its stake and to repay the credit. It also stated that, in the event of Arteks’ default under the credit agreement, members of the controlling group of shareholders will have a right of first refusal to purchase the shares proportionally. On March 22, 2005, Arteks reportedly disposed of 0.48% of our shares. Currently Arteks is believed to own 4.81% of our shares which are still held by Parex Bank JSC as security under a credit agreement.

In May 2003, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 4.0% of our total outstanding shares in the form of global depositary shares, or GDSs. In connection with this sale, we entered into a deposit agreement for GDRs with Deutsche Bank Trust Company Americas. In February and March 2004, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold 3,546,153 shares held by them amounting to 8.06% of our outstanding shares, of which 1,346,153 shares, or 3.06% of our outstanding shares, were acquired by Mr. Iakobachvili, the Chairman of our Board of Directors and a member of the controlling group of shareholders. In March 2005, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 3.0% of our total outstanding shares. In February 2006, Mr. Iakobachvili and Gavril Yushvaev, a member of our Board of Directors and a member of the controlling group of shareholders, purchased all shares owned by Evgeny Yaroslavsky, thereby increasing their respective ownership stakes to 10.12% and 19.45%, respectively. Following the disposal of his ownership stake, Mr. Yaroslavsky ceased to be a party to the Amended and Restated Partnership and Cooperation Agreement. In addition, we were informed by our controlling group of shareholders that some members of this group may consider selling some of their shares in 2006. See “Item 3. Key Information—D. Risk Factors—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

According to its Annual Report on Form 20-F for the year ended December 31, 2005, Groupe Danone, our competitor in the dairy market, owns ADSs representing 9.9% of our outstanding shares. During 2003, certain of our shareholders were engaged in preliminary discussions relating to the possible acquisition of all or a majority of our shares by Groupe Danone. At the request of these shareholders, we cooperated in such preliminary discussions. In November 2003, we were informed by the shareholders who were engaged in the discussions with Groupe Danone that such discussions had been amicably terminated.

B.   Related Party Transactions

See Note 28 (Related Parties) to the Consolidated Financial Statements included elsewhere in this document.

C.   Interests of Experts and Counsel

Not applicable.

Item 8.                          Financial Information

A.   Consolidated Statements and Other Financial Information

8.A.1-4                      See “Item 18. Financial Statements.”

8.A.5-6                        Not applicable.

8.A.7                                   Litigation

Prior to January 1, 2003, we used certain tax optimization initiatives, which resulted in tax savings of approximately $3.8 million. Although we believe these tax optimization initiatives comply with Russian tax law, the tax authorities may nonetheless challenge such initiatives and attempt to recover the full amount of the savings, as well as seek penalties. Starting January 1, 2003, we discontinued using these tax optimization initiatives.

From 2002 to March 2005, certain of our juice producing subsidiaries benefited from small enterprise tax legislation. If we had not taken advantage of this benefit, our tax expenses would have increased by approximately $9.4 million during this period. Although none of our subsidiaries currently takes advantage of the small enterprise tax benefits, we cannot guarantee that the tax authorities may not retroactively challenge these previous tax benefits enjoyed by our subsidiaries and seek to recover the full amount of tax savings plus penalties. Such challenges, if successful, could materially adversely affect our results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations,” “—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations” and “—We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.”

8.A.8                                   Dividend Distribution Policy

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

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. For a discussion of our policy on dividend distributions, see “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends.”

We do not have a formal dividend policy and have not, since our incorporation on May 31, 2001, declared or paid any dividend on our common stock. On May 30, 2006, our Board of Directors has recommended to the General Meeting of Shareholders scheduled for June 30, 2006 to declare dividends for the financial years 2002, 2003 and 2004 in the amount of RUR 4.60 (approximately $0.17) per share, as well as for the first quarter of 2006 in the amount of RUR 2.27 (approximately $0.08) per share.

The Board of Directors also approved guidance on our dividend policy. Subject to a number of financial factors, including sustainability, as well as capital requirements and resources, the Board of Directors expects to recommend our annual dividend for fiscal year 2006 to be within the range of $0.50-0.60 per share. The Board of Directors also expressed its intention to recommend dividends in similar amounts to be paid in the future provided that we remain profitable.

B.   Significant Changes

In January 2006, we acquired an additional 20% stake in the Moscow Baby Food Plant from minority shareholders for cash consideration of $7.0 million. The fair value of net assets acquired in excess of the purchase price of $3.6 million will be recorded in our financial statements as a reduction in the value of intangible assets and property, plant and equipment.

In April 2006, Tony D. Maher was appointed the Chairman of our Management Board, our chief executive officer position. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for additional information. Mr. Maher replaced Sergei A. Plastinin, who earlier announced his intent to step down as Chairman of the Management Board but remain a shareholder and member of our Board of Directors.

Item 9.                          Offer and Listing Details

(Only items 9.A.4 and 9.C are applicable.)

A.   Market Price Information

The following table sets forth the monthly high and low market prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market prices per ADS for each quarter of 2004 and 2005 and the first quarter of 2006; and the annual high and low market prices per ADS during 2003, 2004 and 2005. Also set forth are the high and low market prices for shares of our common stock on the RTS.

	Shares of Common Stock High	Shares of Common Stock Low	ADS High	ADS Low
May 2006	$37.50	$28.00	$38.90	$33.24
April 2006	$35.00	$29.50	$37.75	$29.25
March 2006	$26.80	$22.25	$28.36	$23.55
February 2006	$22.50	$20.90	$24.42	$22.60
January 2006	$22.00	$20.50	$26.73	$23.53
December 2005	$18.40	$18.39	$24.10	$19.75
First Quarter 2006	$26.80	$20.50	$28.36	$22.60
Fourth Quarter 2005	$18.40	$17.00	$24.10	$17.84
Third Quarter 2005	$16.90	$16.90	$19.20	$16.42
Second Quarter 2005	$17.60	$16.50	$19.81	$16.12
First Quarter 2005	$18.00	$15.50	$19.38	$14.42
Fourth Quarter 2004	$14.95	$13.00	$15.27	$12.50
Third Quarter 2004	$15.00	$12.85	$15.25	$12.49
Second Quarter 2004	$18.28	$14.40	$19.98	$13.94
First Quarter 2004	$17.94	$17.20	$19.45	$16.38
2005	$19.25	$15.50	$24.10	$14.42
2004	$18.28	$12.85	$19.98	$12.49
2003	$20.45	$17.48	$21.90	$15.62
2002	$18.28	$17.00	$24.95	$16.35

C.   Markets

In Russia, our common stock is listed on the RTS under the symbol “WBDF,” and is admitted for trading on the Moscow Interbank Currency Exchange (MICEX). American Depositary Receipts, each representing one share of our common stock, have been listed on the New York Stock Exchange under the symbol “WBD” since February 8, 2002. Our American Depositary Receipts are also traded on the Frankfurt Stock Exchange pursuant to a broker-established unsponsored facility.

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

General Matters

Pursuant to our charter, we have the right to issue registered shares of common stock, shares of preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 44,000,000 common shares, each with a nominal value of 20 rubles, all of which are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue 44,000,000 common shares with a nominal value of 20 rubles each. No preferred shares are authorized or outstanding. Preferred shares may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only shares of common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares.

Rights Attaching to Shares

Holders of our common stock have the right to vote at all shareholders’ meetings. As required by the Federal Law on Joint Stock Companies and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

•       freely transfer the shares without consent of other shareholders;

•       receive dividends;

•       participate in shareholders’ meetings and vote on all matters within shareholders’ competence;

•       transfer voting rights to its representative on the basis of a power of attorney;

•       participate in the election and dismissal of members for the board of directors and review commission;

•       if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the agendas of the annual shareholders’ meeting and nominate candidates to the board of directors, management board, counting commission, review commission and for the general director;

•       if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the review  commission or an independent auditor;

•       demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•        any reorganization;

•        the conclusion of a major transaction, as defined under Russian law; and

•        any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder’s rights;

•       upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

•       have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the company’s management board meetings; and

•       exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meeting approved in accordance with its competence.

Preemptive Rights

The Federal Law on Joint Stock Companies and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders’ meeting by a majority vote of the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders’ meeting; and a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Meetings of Shareholders—Notice and Participation.” Dividends are not paid on treasury shares.

The Federal Law on Joint Stock Companies allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•       the charter capital of the company has been paid in full;

•       the value of the company’s net assets on the date of adoption of a decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

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

Distributions to Shareholders on Liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Federal Law on Joint Stock Companies and our charter allow us to be liquidated:

•       by a three-quarters majority vote of a shareholders’ meeting; or

•       by a court order.

Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission appointed by a shareholders’ meeting. In the event of an involuntary liquidation, the court may vest the duty to liquidate the company to its shareholders. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code of the Russian Federation gives creditors the following order of priority during liquidation:

•       individuals owed compensation for injuries, deaths or moral damages;

•       employees;

•       federal and local governmental entities claiming taxes and similar payments to the federal and local budgets and to non-budgetary funds; and

•       other creditors in accordance with Russian legislation.

Claims of creditors in obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•       payments to repurchase shares from shareholders having the right to demand repurchase;

•       payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, if any; and

•       payments to holders of common and preferred shares.

Liability of Shareholders

The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an “effective parent.” The person or entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

•       the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or omission of an effective parent only when the effective parent has used the right to give binding instructions knowing that they would result in insolvency of the effective subsidiary. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

Charter Capital Increase

We may increase our charter capital by:

•       issuing new shares, or

•       increasing the nominal value of previously issued shares.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders’ meeting. In addition, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

The Federal Law on Joint Stock Companies requires that the value of newly issued shares be determined by the board of directors based on their market value but not less that their nominal value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares based on the appraisal report of an independent appraiser.

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

Charter Capital Decrease; Share Buy-Backs

The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company or approximately $3,500. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, early termination or discharge of relevant obligations by us, as well as compensation for damages.

The Federal Law on Joint Stock Companies and our charter allow our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares, are canceled at their redemption. Repurchased shares do not bear voting rights.

The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

•       our charter capital is paid in full;

•       we are not and would not become, as a result of the repurchase, insolvent;

•       the value of our net assets at the time of repurchase of our shares is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•       we have repurchased all shares from shareholders having the  right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

The Federal Law on Joint Stock Companies and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•       reorganization;

•       conclusion of a major transaction, as defined under Russian law; or

•       amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

We may spend up to 10% of our net assets calculated under Russian accounting standards on the date of the adoption of the decision which gives rise to a share redemption demanded by the shareholders. If the value of the shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholders hold. Since July 14, 2001, Central Moscow Depository OJSC has maintained our register of shareholders.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court.

Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 5% requirement.

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•       filing quarterly reports with the FSFM containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter and other information about our financial and business activity;

•       filing with the FSFM and publishing in the FSFM’s periodical print publication, as well as in other media, any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding, as well as shareholder resolutions;

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

General Meetings of Shareholders

Procedure

The powers of a shareholders’ meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders’ meeting may not decide on issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the power to decide are:

•       charter amendments;

•       reorganization or liquidation;

•       election and removal of the members of the board of directors;

•       determination of the number, nominal value, category/type of authorized shares and rights granted by such shares;

•       changes in our charter capital;

•       appointment and removal of the members of our review commission and counting commission;

•       approval of our external auditor;

•       approval of certain interested party transactions and major transactions;

•       distribution of profits and losses, including approval of dividends;

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

Voting at a shareholders’ meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders’ meeting to approve the following:

•       charter amendments;

•       reorganization or liquidation;

•       major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•       determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•       repurchase by the company of its issued shares;

•       any issuance of shares or securities convertible into shares of common stock by closed subscription; or

•       issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock.

The quorum requirement for our shareholders’ meetings is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in the case of an annual shareholders’ meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders’ meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•       election of members of the board of directors;

•       approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

•       approval of distribution of profits, including approval of annual dividends and losses, if any;

•       appointment of an independent auditor; and

•       appointment of the member of the review commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates to the board of directors, management board, counting commission, review commission and for the general director. Any agenda proposals or nominations must be provided to the company no later than 30 calendar days after the preceding financial year end.

Extraordinary shareholders’ meetings may be called by the board of directors on its own initiative, or at the request of the review commission, independent auditor or a shareholder or group of shareholders owning, in the aggregate, at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in the form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

•       election of the members of the board of directors;

•       election of the review commission;

•       approval of a company’s independent auditor; and

•       approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement and any distribution of profits and losses, including approval of annual dividends, if any.

Notice and Participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

The list of shareholders entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not later than 65 days before the date of the meeting).

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

Board of Directors

The Federal Law on Joint Stock Companies and our charter provide that our entire board of directors is up for election at each annual general shareholders’ meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting.

The Federal Law on Joint Stock Companies requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or a decision of the shareholders’ meeting. Our charter provides that our board of directors shall consist of eleven members.

The Federal Law on Joint Stock Companies generally prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to perform the general management of the company, and decide, among others, the following issues:

•       determination of our business priorities;

•       convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Federal Law on Joint Stock Companies;

•       approval of the agenda of a shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

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

•       recommendations on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

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

Interested Party Transactions

Under the Federal Law on Joint Stock Companies, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or a member of any executive body of the company (including the company’s chief executive officer and/or the company’s managing organization), any person that owns, together with any affiliates, at least 20% of a company’s issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

•       a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•       the owner of at least 20% of the issued shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•       a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the board of directors or any management body of a management organization of such a company.

The Federal Law on Joint Stock Companies requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, “an independent director” is a person who is not, and within the year preceding the decision to approve the transaction was not, the general director, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company’s management organization. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company’s management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•       the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;

•       the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;

•       the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

•       all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required, until the next annual shareholders’ meeting, for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

•       the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares; or

•       the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

The Federal Law on Joint Stock Companies defines a “major transaction” as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of shares of common stock, or securities convertible into shares of common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company having more than 1,000 holders of common stock, must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Federal Law on Joint Stock Companies provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company with more than 1,000 holders of common stock, within 30 days of acquiring the shares, must offer to buy all of the common stock or securities that are convertible into common stock at a market price which shall not be lower than the weighted average price of the common stock over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common stock of a company by a person already holding (together with its affiliates) over 30% of the issued common stock of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders’ meeting, excluding the votes of the acquirer (and its affiliates). Our charter does not contain a waiver in relation to, and our shareholders have not waived, this requirement.

Effective July 1, 2006, the above requirements of Russian legislation will be modified as follows:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

•       A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

•       An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•       Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through FSFM rulemaking, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

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

Disclosure of Ownership

A holder of our common shares is required to disclose information concerning its holdings in the following cases:

•       the holder acquires 20% or more of our common shares;

•       the holder increases its percentage holding of our common shares to a level in excess of 5% (or an integral multiple thereof) higher than 20% thereof; and

•       the holder decreases its percentage holding of our common shares to a level in excess of 5% (or an integral multiple thereof) higher (but not lower) than 20% thereof.

Effective July 1, 2006, a holder of our common shares will be required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5, 10, 15, 20, 25, 30, 50 or 75 percent of the outstanding common shares of the company.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure of notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisition remains unclear.

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

The above-mentioned loan to us is unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann and Baltic Milk pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A.

Both the loan agreement and the guarantee are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantee, the Lianozovo Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses agreed to similar covenants.

Ruble Bonds

On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each guaranteed by Vitafrukt, one of our juice subsidiaries. The offering raised a total of 1,500,000 thousand rubles ($52.1 million at the exchange rate as of December 31, 2005 of which $2.3 million had been repaid as at December 31, 2005). Interest was payable semi-annually in arrears commencing on October 14, 2003, and the interest rate for each coupon period was based on  the Consumer Price Index, published by Goskomstat of the Russian Federation. The interest rate for the first, second, third, fourth, fifth and sixth coupon periods were 12.9%, 11.98%, 9.38%, 8.48%, 10.78% and 11.24%, respectively. The notes were redeemable by Wimm-Bill-Dann Foods on April 11, 2006 and we redeemed the remaining outstanding notes on this date.

On December 21, 2005, we issued five-year, 3,000,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of approximately $104.2 million at the exchange rate as of December 31, 2005. The notes are redeemable by us on December 15, 2010. The issue was priced at par with a coupon of 9% payable semi-annually.

Tetra Pak Agreements

On January 1, 2006, the Lianozovo Dairy Plant entered into a supply agreement to purchase packages for our milk products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2006. The total amount of our purchases is estimated under the contract at approximately €40.0 million excluding VAT. On January 1, 2006, Wimm-Bill-Dann Purchaser entered into a supply agreement to purchase packages for its products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2006 and does not estimate the total amount of our purchases thereunder. The total amount of purchases made pursuant to the prior contract in effect during 2005 between Wimm-Bill-Dann Purchaser and Tetra Pak was approximately €36.4 million as of December 31, 2005. We expect that the total expenditures in 2006 by Wimm-Bill-Dann Purchaser pursuant to the current contract will be higher due to increased sales. We purchase a vast majority of our packaging materials from Tetra Pak, and in 2005, we purchased approximately 58.6% of our total packaging materials (including carton, plastic, foil and other materials) from Tetra Pak.

Amended and Restated Partnership and Cooperation Agreement

Our current shareholders Gavril Yushvaev, Mikhail Dubinin, Sergei Plastinin, Alexander Orlov, David Iakobachvili, Mikhail Vishnyakov, Viktor Evdokimov and I.M. Arteks Holdings Limited are parties to an Amended and Restated Partnership and Cooperation Agreement which requires the parties to vote the same way, as well as:

Independent Directors.   The parties to the agreement undertake to use their best efforts to ensure that a majority of our directors are “independent.” A director is considered “independent” if that person is not:

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

Voting.   The parties to the agreement are required to vote all of our shares that they own in the same way. In order to determine how the parties will vote, the agreement requires them to attempt to agree unanimously on a single voting position on each item on the agenda for a shareholders’ meeting. If they are unable to do so, then the following procedures are followed:

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

Third-Party Beneficiaries.   Beneficial owners of our ADSs are third-party beneficiaries of the agreement and are entitled to enforce and bring actions in respect of the agreement. An action may only be brought, however, if beneficial owners of ADSs constituting more than 50% of our outstanding ADSs, excluding any ADSs held by the parties to the agreement, are parties to such action.

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

•       we are liquidated pursuant to the laws of the Russian Federation; or

•       January 16, 2004 (provided that a party / the parties give 30 days’ prior written notice).

Upon the occurrence of the first two events described above, the agreement automatically terminates. Otherwise, the agreement continues in full force and effect until terminated by any party to the agreement by giving 30 days’ prior written notice to all other parties to the agreement and to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

D.   Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004 empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. It is contemplated by the Law that most of the restrictions on currency operations will be removed effective January 1, 2007.

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

Restrictions that may be introduced include:

•       the requirement for Russian residents to register their accounts in foreign banks with the Russian tax authorities prior to the opening of such accounts (the “prior registration requirement”);

•       the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the “requirement to use a special account”); and

•       the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the “reservation requirement”) a monetary sum of:

•        up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

•        up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the prior registration requirement has been introduced in respect of the Russian ruble and foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities payable in a foreign currency by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•       receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of three years or less;

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

•       receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of three years or less in the amount of 2% of the loan/credit for one year;

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

Up to $150,000 worth of foreign securities in one calendar year may be purchased/sold by Russian individuals from/to non-residents without any of the above restrictions.

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

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions covering, in particular, certain types of secured financing). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

E.   Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•       liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•       not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

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

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2005, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could result for investors who are “United States Persons” as defined in the United States Internal Revenue Code of 1986, as amended.

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

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder’s tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities (including U.S. corporations, partnerships or other entities) and up to a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company’s outstanding shares. See “—United States-Russia Income Tax Treaty Procedures.”

If the appropriate documentation (i.e., residency certificate) has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

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

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from those provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

United States-Russia Income Tax Treaty Procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

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

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

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

In addition, this summary is generally limited to persons holding common stock or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons holding ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends on Common Stock or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov.

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

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2005, we had debt amounting to $371.6 million, which comprised variable-rate borrowings of $53.5 million and fixed-rate borrowings of $318.1 million. See also “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2005 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value	Interest rates at December 31, 2005
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	2,703	—	—	—	—	2,703	2,703	5.69%
	U.S. dollars	1,013	—	—	—	—	1,013	1,013	6.06%
Variable-rate notes(2)	Rubles	49,794	—	—	—	—	49,794	49,794	11.24%
Total variable rate debt		53,510	—	—	—	—	53,510	53,510	10.86%

(1)          Our variable rate loans are linked to LIBOR and EURIBOR.

(2)          Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value	Interest rates at December 31, 2005
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	19,904	764	713	455	16	21,852	21,852	5.85%
	U.S. dollars	10,436	7,731	6,161	4,813	535	29,676	29,676	4.11%
	Euro	5,090	5,025	1,179	904	180	12,378	12,378	3.62%
Fixed-rate Notes	U.S. dollars	—	—	150,000	—	—	150,000	150,000	8.5%
	Rubles					104,230	104,230	104,230	9.0%
Total fixed rate debt		35,430	13,520	158,053	6,172	104,961	318,136	318,136	7.89%

The following tables present our variable and fixed-rate debt obligations as of December 31, 2004 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value	Interest rates at December 31, 2004
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	—	6,202	—	—	—	6,202	6,202	5.63%
	U.S. dollars	891	918	—	—	—	1,809	1,809	4.11%
Variable-rate notes(2)	Rubles	—	51,709	—	—	—	51,709	51,709	8.5%
Total variable rate debt		891	58,829	—	—	—	59,720	59,720	8.07%

(1)          Our variable rate loans are linked to LIBOR and EURIBOR.

(2)          Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value	Interest rates at December 31, 2004
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	17,070	237	269	235	—	17,811	17,811	10.68%
	U.S. dollars	11,070	10,371	7,414	6,162	5,360	40,377	40,377	4.09%
	Euro	6,057	5,340	3,748	57	58	15,260	15,260	4.36%
Fixed-rate Notes	U.S. dollars	—	—	—	150,000	—	150,000	150,000	8.5%
Total fixed rate debt		34,197	15,948	11,431	156,454	5,418	223,448	223,448	7.6%

Our fixed rate debt increased to $318.1 million as a result of our issuance of ruble denominated notes in 2005 and our variable rate debt decreased to $53.5 million. See Notes 16 and 17 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

Foreign Currency Risk

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See Note 3 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

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

As of December 31, 2005, our U.S. dollar debt position amounted to $180.6 million and our euro debt position amounted to $15.1 million, compared to a U.S. dollar debt position of $192.2 million and euro debt position of $21.5 million as of December 31, 2004.

	Expected Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	69,798	764	713	455	104,246	175,876	175,876
	U.S. dollars	11,449	7,731	156, 161	4,813	535	180,689	180,689
	Euro	7,793	5,025	1,179	904	180	15,081	15,081
Total debt		88,940	13,520	158, 053	6,172	104,961	371,646	371,646

	Expected Maturity Date as of December 31, 2004
	Currency	2005	2006	2007	2008	2009 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	17,070	51,946	269	235	—	69,520	69,520
	U.S. dollars	11,961	11,289	7,414	156,162	5,360	192,186	192,186
	Euro	6,057	11,542	3,748	57	58	21,462	21,462
Total debt		35,088	74,777	11,431	156,454	5,418	283,168	283,168

During 2005, the Russian ruble appreciated against the U.S. dollar and the euro. We incurred a currency remeasurement gain of $1.2 million. In 2005, we incurred total currency remeasurement gains of $1.2 million, which comprised of gains and losses from euro- and U.S. dollardenominated obligations, respectively, as well as remeasurement gains from our operations in Ukraine. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2005, which depreciated nominally by 3.7% against the December 31, 2004 exchange rate resulting in a currency remeasurement loss. On the other hand, as the value of the ruble increased against the euro, our euro-denominated obligations resulted in currency remeasurement gains. With respect to ruble-denominated liabilities of our Ukrainian subsidiary, we incurred currency remeasurement gains due to the depreciation of the ruble against the Ukrainian hryvna.

We believe that the carrying value of our long-term debt approximates its fair value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheet approximate their fair values due to the short maturity of those instruments.

See also “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Inflation.”

Item 12.                   Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                   Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In the course of the audit of our financial statements for the year ended December 31, 2005, we and our independent registered public accounting firm identified material weaknesses regarding various elements of our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2005, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

The following three material weaknesses in our internal control over financial reporting have been identified:

•       Our financial statement closing process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business;

•       Inadequate accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP; and

•       Inadequate interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

The first weakness results from the fact that there is no fully automated process in place to support the transformation of statutory financial statements of our subsidiaries to comply with U.S. GAAP or the preparation of the consolidated balance sheet, consolidated statements of income and cash flows, including the reconciliation and elimination of intragroup balances and transactions. We also lack a sufficiently detailed description of individual procedures, responsible persons and controls over the statutory and U.S. GAAP financial statements closing processes and documentation of their completion. This control deficiency was identified by our internal control department as part of its evaluation of our systems for internal control over financial reporting, which sought to observe our key internal control processes and procedures and develop new standards to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002. The material weakness was then confirmed by our independent registered public accounting firm.

The second weakness relates to our inadequate U.S. GAAP accounting resources and expertise. Our business consists of 30 operating subsidiaries, of which the 10 major subsidiaries are located across 8 time zones in Russia and the Commonwealth of Independent States, each of which prepares stand-alone financial statements for statutory purposes under Russian accounting standards or other local country accounting standards. The preparation of our U.S. GAAP consolidated financial statements is a partly automated process which involves (1) the transformation of these statutory financial statements into U.S. GAAP consolidated financial statements through accounting adjustments and (2) a consolidation of all these stand-alone statutory financial statements. This process is complicated, time-consuming and requires significant attention and time from our senior accounting personnel at our subsidiaries and corporate headquarters. Moreover, U.S. GAAP accounting adjustments tend to result in large differences between our statutory and U.S. GAAP financial position and results of operations.

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

The third material weakness was identified by our independent registered public accounting firm during the course of their audit of our financial statements for the year ended December 31, 2005 and the year ending December 31, 2004. The material weakness resulted from inadequate controls over financial reporting relating to the interpretation and implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. However, certain improvements in the calculation of income tax were made by us during 2005. For example, the algorithm for the calculation of deferred taxes, including unified classification of taxable, deductible, non-taxable and non-deductible differences between tax basis of an asset or a liability and its reporting, was formalized for all subsidiaries. There are still further steps to be taken to eliminate this material weakness.

These material weaknesses were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements and thus led them to perform additional procedures and verifications. Our independent registered public accounting firm issued an unqualified opinion on our consolidated financial statements, which is consistent with management’s assertion that the consolidated financial statements as of December 31, 2005 have been prepared in accordance with U.S. GAAP and present fairly, in all material respects, our consolidated financial position, results of operations and cash flows.

We have taken and continue to take several steps to correct the material weaknesses.

•       We are in the process of implementing the Hyperion Financial Management software package designed to automate the financial consolidation process which we expect will significantly improve our U.S. GAAP transformation process and consolidation process as a result of their automation. We expect to complete the implementation of this new software by the end of September 2006.

•       Management is in the process of significantly improving internal guidelines of the statutory and U.S. GAAP financial statements closing process, including individual procedures, responsible persons and controls. Management is also developing checklists and work programs for accounting personnel for documenting actual performance of procedures and controls. We expect these new procedures will be implemented by the end of September 2006.

•       We are in the process of hiring a senior accounting professional who will be either ACCA or CPA-qualified and be positioned to review U.S. GAAP statements and resolve complex issues. Further, three of our key financial staff already obtained their ACCA certification.

•       In 2004, we established a new department devoted to developing our systems of internal control over financial reporting in an effort to comply with Rule 404 of the Sarbanes-Oxley Act of 2002. The department is comprised of four full-time employees who are tasked with identifying and evaluating our business processes and implementing, where necessary, new or modified internal control procedures over financial reporting. The work of this department is supervised by certain of our key business process directors and managers, as well as supervised by the Management Board, Board of Directors and the Audit Committee. The internal control system design was completed in 2005, and in 2006, the department started dealing with the implementation and documentation of individual control procedures at our production sites.

•       In 2005, we arranged a training seminar for our accounting staff to be provided by qualified external trainers on Financial Accounting Standard No. 109, Accounting for Income Taxes which significantly enhanced the process of accounting for income tax in accordance with Financial Accounting Standard No. 109, Accounting for Income Taxes. In 2006, we plan to continue to arrange training seminars for our accounting staff.

Although we have undertaken the foregoing initiatives, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—There are material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

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

Item 16A.           Audit Committee Financial Expert

Our Board of Directors has determined that Guy de Selliers is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. de Selliers is independent in accordance with SEC Rule 10A-3.

Item 16B.           Code of Ethics

In July 2005, our Board of Directors approved a Code of Ethics that applies to our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which is posted on our website at http://www.wbd.com/f_reports/corp_govern/. No waivers of the Code of Ethics have been granted.

Item 16C.          Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2005 and 2004, respectively, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2005 and 2004, respectively.

	Year ended December 31,
	2005	2004
	(in U.S. dollars)
Audit Fees	$840,000	$805,000
Audit-Related Fees	30,000	—
All Other Fees	268,470	55,000
Total	$1,138,870	$860,000

Audit Fees

Audit services consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2005 and 2004, the Russian statutory audit of stand-alone financial statements prepared in accordance with Russian accounting principles of Wimm-Bill-Dann Foods OJSC as of and for the year ended December 31, 2005 and of seven of our companies as of and for the years ended December 31, 2004, reviews of the consolidated condensed financial statements for the three months ended March 31, 2005 and 2004, the six months ended June 30, 2005 and 2004 and the nine months ended September 30, 2005 and 2004 and services performed by our external auditors in connection with our Audit Committee meetings and related communications, as well as with their review of this annual report on Form 20-F.

Audit-related Fees

Audit-related services for the year ended December 31, 2005 consisted of services performed by our external auditors in connection with the issuance of a ruble bond.

Tax Fees

We did not incur any fees for tax services for the years ended December 31, 2005 and 2004.

Other Fees

Other services for the years ended December 31, 2005 and 2004 mainly consisted of advisory services regarding compliance with the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services for the fiscal years ended December 31, 2005 and 2004.

Item 16D.          Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases were made by or on behalf of us or any affiliated purchaser of shares or other units of any class of our equity securities during the period covered by this annual report.

PART III

Item 17.                   Financial Statements

See instead “Item 18. Financial Statements.”

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

1.3

Amendment to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved July 16, 2004 is incorporated herein by reference to Exhibit 1.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F.

1.4

Amendment to the Charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved June 14, 2005 is incorporated herein by reference to Exhibit 1.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F.

2.1

Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADSs is incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.

4.1

U.S. $150,000,000 Loan Agreement, dated as of 14 May 2003 between Open Joint Stock Company Wimm-Bill-Dann Foods as Borrower and UBS (Luxembourg) S.A. as Lender is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F.

4.2

Deed of Guarantee, dated as of 14 May 2003 between OAO Lianozovo Dairy Plant, OAO Tsaritsino Dairy Plant, ZAO Trade Company Wimm- Bill-Dann as Guarantors and UBS (Luxembourg) S.A. as Lender is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.2.1

Side Letter and Deed of Accession dated 23 January 2004 is incorporated herein by reference to Exhibit 4.2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F.

4.2.2

Side Letter and Deed of Accession dated 27 January 2005 is incorporated herein by reference to Exhibit 4.2.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F.

4.3	Contract No. P61011, dated January 1, 2006, by and between CJSC Tetra Pak and OAO Lianozovo Dairy.*
4.4	Contract No. P61018, dated January 1, 2006, by and between CJSC Tetra Pak and ZAO Wimm-Bill-Dann Purchaser.*
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

WIMM-BILL-DANN FOODS OJSC

/s/ Tony D. Maher
By:	Tony D. Maher
Title:	Chief Executive Officer

Date: June 16, 2006

Wimm-Bill-Dann Foods

Consolidated Financial Statements

Years ended December 31, 2005 and 2004

Report of Independent Registered Accounting Firm

The Board of Directors and Shareholders
Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company and subsidiaries (collectively “the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods and subsidiaries as of December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC
March 21, 2006
Moscow, Russia

Wimm-Bill-Dann Foods
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	$93,103	$23,791
Short-term bank deposits	32,164	—
Trade receivables, net (Note 6)	59,968	62,210
Inventory (Note 7)	130,597	102,039
Taxes receivable	61,480	85,578
Advances paid	9,715	19,494
Net investment in direct financing leases (Note 8)	2,335	2,109
Deferred tax asset (Note 18)	8,750	6,265
Other current assets	8,915	7,145
Total current assets	407,027	308,631
Non-current assets:
Property, plant and equipment, net (Note 10)	459,527	437,320
Intangible assets, net (Note 9)	7,078	5,027
Goodwill (Note 11)	32,008	26,291
Net investment in direct financing leases—non-current portion (Note 8)	3,072	3,895
Long-term investments (Note 12)	138	2,417
Deferred tax asset—non-current portion (Note 18)	5,554	7,001
Other non-current assets (Note 13)	6,153	5,506
Total non-current assets	513,530	487,457
Total assets	$920,557	$796,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$65,780	$62,400
Advances received	5,291	3,492
Short-term loans (Note 15)	19,554	17,554
Long-term loans, current portion (Note 15)	3,823	936
Notes payable (Note 16)	49,794	—
Taxes payable	13,406	13,281
Accrued liabilities (Note 14)	17,071	14,691
Government grants—current portion (Note 19)	2,174	2,329
Other payables (Note 17)	30,200	29,615
Total current liabilities	207,093	144,298
Long-term liabilities:
Long-term loans (Note 15)	1,824	7,120
Long-term notes payable (Note 16)	254,230	201,709
Other long-term payables (Note 17)	26,893	39,294
Government grants—long-term portion (Note 19)	3,219	5,156
Deferred taxes—long-term portion (Note 18)	15,636	10,268
Total long-term liabilities	301,802	263,547
Total liabilities	508,895	407,845
Commitments and contingencies (Note 29)	—	—
Minority interest (Note 21 and 30)	24,619	17,327
Shareholders’ equity (Note 20):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2005 and 2004	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	29,766	43,905
Retained earnings	163,237	132,971
Total shareholders’ equity	387,043	370,916
Total liabilities and shareholders’ equity	$920,557	$796,088

The accompanying notes are an integral part of these statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Income and Comprehensive Income
(Amounts in thousands of U.S. dollars, except share and per share data)

	2005	2004	2003
Sales (Note 27)	$1,399,289	$1,189,291	$938,459
Cost of sales (Note 22)	(1,002,246)	(861,661)	(665,104)
Gross profit	397,043	327,630	273,355
Selling and distribution expenses (Note 23)	(191,990)	(173,433)	(140,746)
General and administrative expenses (Note 24)	(109,642)	(92,816)	(75,973)
Other operating expenses, net	(7,916)	(8,458)	(7,481)
Operating income	87,495	52,923	49,155
Financial income and expenses, net (Note 25)	(22,868)	(14,618)	(15,273)
Income before provision for income taxes and minority interest	64,627	38,305	33,882
Provision for income taxes (Note 18)	(30,712)	(12,170)	(10,717)
Minority interest (Note 21)	(3,649)	(3,161)	(2,012)
Net income	$30,266	$22,974	$21,153
Other comprehensive income, net of tax
Currency translation adjustment	(14,139)	23,324	20,581
Comprehensive income	$16,127	$46,298	$41,734
Earnings per share—basic and diluted:
Net income	$0.69	$0.52	$0.48
Weighted average number of shares outstanding, basic and diluted	44,000,000	44,000,000	44,000,000

The accompanying notes are an integral part of these statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Cash Flows
(Amounts in thousands of U.S. dollars)

	2005	2004	2003
Cash flows from operating activities:
Net Income	$30,266	$22,974	$21,153
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3,649	3,161	2,012
Depreciation and amortisation	53,435	44,003	30,780
Currency remeasurement loss(gain) relating to bonds payable and long-term payables	990	(9,938)	(8,245)
Obsolescence and net realizable value expense	1,077	3,482	2,100
Provision for doubtful accounts	3,908	3,722	10,220
Loss (gain) on disposal of property, plant and equipment	1,321	1,013	(358)
Earned income on net investment in direct financing leases	(402)	(639)	(483)
Deferred tax expense(benefit)	3,327	(6,019)	(4,149)
Non-cash rental received	2,496	1,957	2,095
Reversal of tax contingent liability	(800)	(128)	(389)
Loss/(gain) from securities and disposal of long-term investments	1,786	190	(1,903)
Amortisation of bonds issue expenses	1,046	1,025	613
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(25,361)	(9,208)	2,394
Increase in trade accounts receivable	(2,636)	(4,883)	(2,356)
Decrease (increase) in advances paid	9,553	1,356	(7,681)
Decrease (increase) in taxes receivable	15,082	13,979	(30,723)
(Increase) decrease in other current assets	(1,062)	(3,346)	439
Increase in trade accounts payable	3,649	7,000	6,363
Increase (decrease) in advances received	1,880	719	(1,565)
Increase in taxes payable	6,698	1,526	5,492
Increase in accrued liabilities	2,816	2,913	2,287
Increase (decrease) in other current payables	678	(3,148)	2,071
Increase (decrease) in other long-term payables	541	9	(227)
Total cash provided by operating activities	$113,937	$71,720	$29,940

The accompanying notes are an integral part of these statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Cash Flows (Continued)
(Amounts in thousands of U.S. dollars)

	2005	2004	2003
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(24,964)	$(6,697)	$(7,002)
Cash paid for property, plant and equipment	(72,805)	(68,103)	(91,974)
Cash paid for acquisition of investments	(71)	—	(753)
Proceeds from disposal of investments	538	675	4,196
Proceeds from disposal of property, plant and equipment	5,944	2,081	2,437
Cash paid for net investments in direct financing leases	(1,982)	(1,764)	(2,046)
Cash invested in short-term bank deposits	(31,817)	—	—
Net cash used in investing activities	(125,157)	(73,808)	(95,142)
Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance costs	106,000	—	194,476
Short-term loans and notes, net	(3,795)	7,967	(107,820)
Repayment of long-term loans	(4,099)	(2,481)	(3,024)
Proceeds from long-term loans	1,636	343	5,138
Repayment of long-term payables	(17,123)	(19,727)	(15,371)
Repayment of long-term notes payable	—	(2,261)	—
Total cash provided by (used in) financing activities	82,619	(16,159)	73,399
Impact of exchange rate differences on cash and cash equivalents	(2,087)	1,774	2,727
Net increase(decrease) in cash and cash equivalents	69,312	(16,473)	10,924
Cash and cash equivalents, at beginning of the year	23,791	40,264	29,340
Cash and cash equivalents, at the end of the year	$93,103	$23,791	$40,264

	2005	2004	2003
SUPPLEMENTAL INFORMATION:
Income taxes paid	$27,123	$20,523	$12,280
Interest paid	22,871	14,615	17,223
Income taxes offset with VAT receivables	2,715	1,842	775
Taxes other than income taxes offset with VAT receivables	3,896	6,390	671
Vendor financed acquisitions of property, plant and equipment	$5,709	$7,335	$12,899

The accompanying notes are an integral part of these statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Shareholders’ Equity
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Share premium	Accumulated other comprehensive	Retained
	Shares	Amount	account	income (loss)	earnings	Total
Balances at January 1, 2003	44,000,000	$29,908	$164,132	$—	$88,844	$282,884
Net income	—	—	—	—	21,153	21,153
Currency translation adjustment	—	—	—	20,581	—	20,581
Balances at December 31, 2003	44,000,000	$29,908	$164,132	$20,581	$109,997	$324,618
Net income	—	—	—	—	22,974	22,974
Currency translation adjustment	—	—	—	23,324	—	23,324
Balances at December 31, 2004	44,000,000	$29,908	$164,132	$43,905	$132,971	$370,916
Net income	—	—	—	—	30,266	30,266
Currency translation adjustment	—	—	—	(14,139)	—	(14,139)
Balances at December 31, 2005	44,000,000	$29,908	$164,132	$29,766	$163,237	$387,043

The accompanying notes are an integral part of these statements.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.   The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as of December 31, 2005, owned controlling interests in 30 manufacturing facilities in  Russia and elsewhere in the Commonwealth of Independent States (“CIS”), as well as distribution branches in 26 cities in Russia and elsewhere in the CIS. WBD Foods has a strong and diversified brand portfolio with over 1,100 types of dairy products, and over 150 types of juice, nectars and still drinks.

2.   Russian Environment and Current Economic Situation

The Russian economy displays certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

3.   Summary of Significant Accounting Policies

Accounting Principles

The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods’ consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and expressed in terms of U.S. dollars (see paragraph “Translation Methodology” on the following page).

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries where the Company has operating and financial control. Results of subsidiaries acquired or disposed of during the year and accounted for by the purchase method have been included in operations from the relevant date of acquisition to the relevant date of disposal. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations. All inter-company accounts and transactions are eliminated upon consolidation. Minority interests in the net assets and net results of the Company’s subsidiaries are shown under “Minority interests” in the accompanying consolidated balance sheets and statements of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the years ended December 31, 2005, 2004 and 2003 consists of net income and a currency translation adjustment in the amount of ($14,139),  $23,324 and $20,581, respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

Translation Methodology

Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods’ Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.

In respect of Wimm-Bill-Dann Netherlands B.V., the U.S. dollar has been used to prepare the financial statements as this is its’ functional currency. The financial statements of Ukrainian, Kyrgyz, Usbekh and Kazakh subsidiaries have been prepared using the Ukrainian hryvnia, Kyrgyz som, Uzbek sum and Kazakh tenge, respectively, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2005 and 2004, the official rates of exchange were 28.78 rubles = 1 U.S. dollar and  27.75 rubles  = 1 U.S. dollar, respectively. The translation of local currency denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar value of capital to its shareholders.

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

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term investments having original maturities of three months or less.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

Short-Term Bank Deposits

Short-term bank deposits have maturities of more than three months and less than one year. Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. Deposits are presented at their cost, including accrued interest. The short-term bank deposits are in rubles  and bear an average annual interest of 6%.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their net realizable value which approximates their fair value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections. Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

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

Value-Added Taxes

Value-added taxes (“VAT”) related to sales are payable based upon invoices issued to the customer or collection of respective receivables. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are subject to offset against VAT payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

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

The carrying value of property, plant and equipment, as determined above is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	20-50 years
Machinery and equipment	7-20 years
Computer hardware	3-10 years
Other	5-10 years

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

Intangible Assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to ten years. Indefinite-lived intangibles and intangible assets with determinable useful lives are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired.  Goodwill is not amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise.

In cases where the fair value of the net assets acquired exceed the purchase price, that excess  (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the identifiable assets acquired, excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed.

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value. Impairment loss is included in other operating expenses in the consolidated statement of income.

Investments

WBD Foods holds non-controlling interests in Russian legal entities which are valued at cost and are not readily marketable securities (see Note 12). Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required.

Revenue Recognition

Sales are recognized, net of VAT and discounts, when goods are shipped to customers. At the time of shipment, in accordance with the Company’s standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code, which states that legal title transfers when a product is shipped to a customer unless specifically overridden by the sales agreement.

The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated statements of income.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

Shipping and Handling Expenses

Shipping and handling expenses incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated statements of income.

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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized using the straight line method over the lives of the related debt.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized. For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate of the realization of deferred tax assets. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $45,336, $46,106 and $40,518, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated statements of income (see Note 23).

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks, short-term bank deposits and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2005, 2004 and 2003, the Company had no other significant concentrations of credit risk. The Company does not usually require a collateral from its customers.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company’s long-term loans approximates fair value.

The fair value of cost method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and management believes that it is not practicable considering the fact that they are not readily marketable securities.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments—dairy, beverages and baby food production and distribution, and accordingly, reports segment information on this basis. Starting from January 1, 2005 the Company changed the composition of its segments. In the periods prior to January 1, 2005 the Company’s major reportable business segments were dairy, juice and water. Starting from January 1, 2005, the baby food segment was separated from dairy segment due to its increasing strategic significance as a separate business segment. Further, juice and water segment were merged into one segment, termed the beverages segment, due to similarities of market characteristics and management centralization. The Company has reclassified its 2004 and 2003 segment information to be consistent with the 2005 presentation.

Reclassifications

Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current period.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

Accounting for Exchanges of Nonmonetary Assets

In December 2004, the Financial Accounting Standard Board (“the FASB”) issued SFAS No. 153, Exchanges of Nonmonetary Assets. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005.

Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Inventory Costs

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of the Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after
June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of the provisions of SFAS No.151 is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.

SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (Continued)

principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS No. 155 amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. These provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

The adoption of the provisions of SFAS No. 155 is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which is a replacement of Accounting Principles Board (“APB”) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The impact of the adoption of the provisions of SFAS No. 154 is currently not known because no such accounting changes are anticipated.

4.   Businesses Acquired

Acquisition of Minority Interests

In January 2005, WBD Foods acquired 10% of Sibirskoe Moloko dairy plant, a subsidiary, from minority shareholders for cash consideration of $1,050. The purchase price in excess of fair value of net assets acquired of $355 was recorded as goodwill. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

In March and April 2004, WBD Foods acquired 6.2% of Tsaritsino Milk Plant (“TsMK”), a subsidiary, from shareholders of WBD Foods for cash consideration of $3,406. The fair value of net assets acquired in excess of purchase price of $939 was recorded as a reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.   Businesses Acquired (Continued)

In September 2003, WBD Foods acquired 47.7% of Ufamolagroprom, a subsidiary, from minority shareholder for cash consideration of $3,138. The fair value of net assets acquired in excess of purchase price of $827 was recorded as reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2005, 2004 and 2003. The total cash consideration paid for these acquisitions was $31, $663 and $54, respectively. The acquisitions made during 2005, 2004 and 2003 resulted in fair value of net assets acquired in excess of purchase price of $269, $0 and $0, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2005 and 2004 resulted in goodwill of $0 and $78. The changes in minority interests related to these acquisitions are presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

Business Combinations

2005

In July 2005, the Company acquired 100% of Experimental Baby Food Plant LLC for cash consideration of $3,527. Experimental Baby Food Plant LLC produces baby food from raw fruits. The acquisition of Experimental Baby Food Plant LLC allows the Company to increase its product portfolio in the baby food market segment and to keep up with anticipated growth in market demand. The fair value of net assets acquired in excess of purchase price of $2,335 was subsequently recorded as a reduction of the value of property, plant and equipment.

In July 2005, the Company acquired 66.3% of Obninsk Dairy Plant for cash consideration of $6,365. Obninsk Diary Plant owns several milk product brands and a milk product manufacturing facility. The acquisition of Obninsk Diary Plant allows the Company to increase its existing product and brand portfolio and establish its presence in Kaluga region to better meet anticipated growth in the local marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment $2,257, intangible assets $903, goodwill $1,091, current assets $2,898, less liabilities $784.

In October 2005, the Company acquired 100% of Essentuki mineral water plant
CMW (Caucasian Mineral Water) Ltd for cash consideration of $5,505. The acquisition of Essentuki mineral water plant CMW (Caucasian Mineral Water) Ltd allows the Company to enhance its existing product and brand portfolio by developing mineral water brand “Novoessentukskaya”, expand production of mineral water “Essentuki” in plastic bottles and increase its market share in mineral water segment. Management has established the preliminary purchase price allocation taking into account all relevant information at the time of preparing these consolidated financial statements. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed. The cash consideration paid for this acquisition was allocated to property, plant and equipment $2,066, goodwill $3,442, current assets $448 less liabilities $451. As of December 31, 2005 the Company is awaiting additional information related

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.   Businesses Acquired (Continued)

to the fair value of mineral water brand “Novoessentukskaya”. Management does not expect the finalization of this matter to have a material effect on the purchase price allocation.

In December 2005, the Company acquired 63.53% of Nazarovskoe Milk OJSC for cash consideration of $5,167. The acquired company is one of the major condensed milk producers in Siberian and Far East regions. The acquisition of Nazarovskoe Milk OJSC allows the Company to increase its existing product and brand portfolio and establish its presence in Krasnoyarsk region that possesses a high growth potential. The cash consideration paid for this acquisition was allocated to property, plant and equipment $4,482, goodwill $2,007, current assets $1,798 less liabilities $3,120.

In December 2005, the Company acquired 100% of Pervouralsk City Dairy for cash consideration of $119.

In April, July and September 2005, the Company acquired 100%, 99.34% and 63.5% of Plemzavod Za Mir i Trud OJSC , Zaveti Ilicha and Trud farms for cash considerations of $1,689, $344 and $420, respectively. The acquired farms produce raw milk. The acquisitions of Plemzavod Za Mir I Trud OJSC, Zaveti Ilicha and Trud farms allow the Company to reduce raw material expenses and become less dependable on raw milk suppliers, as well as to ensure a steady supply of raw milk to keep up with anticipated growth in production driven by anticipated increases in market demand. The fair values of net assets acquired in excess of purchase prices of $3,894, $2,761 and $1,029 were subsequently recorded as a reduction of the values of property, plant and equipment.

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

2003

In January 2003, the Company acquired 100% of Syberian Syr for cash consideration of $2,633. Syberian Syr owns warehousing facilities easily accessible by road and rail. The acquisition of Syberian Syr allows the Company to save on rental expenses associated with warehousing and office space in Syberia and provide the Company with a solid base to keep up with anticipated growth in the key Syberian marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment $1,453, goodwill $1,411, less liabilities $231.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.   Businesses Acquired (Continued)

In August 2003, the Company acquired 100% interest in two legal entities—Geyser and Curative Spring—involved in production of mineral water under the brand name Essentuki for cash consideration of $4,118. Essentuki is one of Russia’s best known mineral water brand. With the acquisition of Essentuki, the Company acquired natural water wells, healing springs and bottling facilities. The cash consideration paid for these acquisitions was allocated to property, plant and equipment $3,957, goodwill $1,702, other current assets $328 less liabilities $1,869.

5.   Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2004 were comprised as follows:

	2005	2004
Rubles and other CIS currencies	$90,673	$21,042
Hard currencies	2,375	2,732
Cash equivalents	55	17
Total cash and cash equivalents	$93,103	$23,791

6.   Trade Receivables, net

Trade receivables as of December 31, 2005 and 2004 were comprised as follows:

	2005	2004
Trade receivables	$65,094	$76,141
Allowance for doubtful accounts	(5,126)	(13,931)
Total trade receivables, net	$59,968	$62,210

The movement in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Balance, beginning of period	$13,931	$11,455	$2,737
Provision for doubtful accounts	3,908	3,722	10,220
Write off of trade receivables	(12,358)	(1,938)	(1,361)
Currency translation adjustment	(355)	692	(141)
Balance, end of period	$5,126	$13,931	$11,455

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

7.   Inventory

Inventory as of December 31, 2005 and 2004 was comprised as follows:

	2005	2004
Raw materials	$83,300	$68,921
Work in progress	10,749	4,846
Finished goods	36,548	28,272
Total inventory	$130,597	$102,039

Obsolescence and net realizable value expense during 2005, 2004 and 2003 amounted to $1,077, $3,482 and $2,100, respectively, and was included in cost of sales in the accompanying consolidated statements of income.

8.   Net Investment in Direct Financing Leases

Commencing from 1999, the Company announced a program called “Dairy Rivers of Russia” with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from one to five years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in EURO, U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices which are variable dependent upon prevailing market prices.

The following lists the components of the net investment in direct financing leases at December 31, 2005 and 2004:

	2005	2004
Total future minimum lease payments	$6,375	$6,458
Less: Unearned income	(968)	(454)
Net investment in direct finance leases	$5,407	$6,004
Current portion	2,335	2,109
Long-term portion	3,072	3,895

At December 31, 2005, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31
2006	$2,815
2007	2,207
2008	881
2009	361
2010	$111

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

9.   Intangible Assets

Identifiable intangible assets as of December 31, 2005 and 2004 were comprised as follows:

	2005		2004
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Financial accounting software	$3,302	$(228)	$2,860	$(85)
Trademarks	2,369	(456)	248	(184)
Supplier contracts	1,602	(1,079)	1,626	(794)
Others	825	(21)	661	(97)
Intangible assets with indefinite lives:
Trademarks	764	—	792	—
Total intangible assets	$8,862	$(1,784)	$6,187	$(1,160)

Financial accounting software and supplier contracts have a weighted average useful life of five years, and trademarks have a useful life of two to ten years.

Amortization expense during the years ended December 31, 2005, 2004 and 2003 amounted to $752, $445 and $571, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2005 is estimated to be $1,096 in 2006, $1,088 in 2007, $912 in 2008, $892 in 2009 and $670 in 2010.

10.   Property, Plant and Equipment

The net book value of property, plant and equipment at December 31, 2005 and 2004 was comprised as follows:

	2005	2004
Buildings	$141,003	$117,095
Machinery and equipment	450,221	406,246
Computer hardware	15,597	13,606
Other	50,305	39,367
Gross book value of property, plant and equipment	657,126	576,314
Accumulated depreciation	(239,305)	(180,421)
Advances paid for property, plant and equipment	10,898	11,903
Construction in progress and equipment for installation	30,808	29,524
Total property, plant and equipment, net	$459,527	$437,320

The Company capitalized interest costs of $410, $972, and $1,741 during the years ended December 31, 2005, 2004 and 2003, respectively, with respect to qualified construction projects.

Depreciation expense during the years ended December 31, 2005, 2004 and 2003 amounted to $52,683, $43,558, and $30,209, respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

10.   Property, Plant and Equipment (Continued)

The assets transferred to the Company upon privatisation do not include the land on which the Company’s factories and buildings, comprising the Company’s principal manufacturing facilities, are located. The Company has the option to purchase this land upon application to the state registrator body or to continue occupying this land under rental agreements. Russian legislation does not specify an expiry date to this option. As at December 31, 2005 the Company has not filed any application to exercise the purchase option.

In 2005, the Company formally adopted plans to dispose of certain property, plant, and equipment with a carrying value of $10,814. The decision to dispose of such assets is seen as beneficial for the Company since the cost of managing those assets outweighs the benefits gained. The assets will likely be disposed of in 2006 by sale. These assets were not classified as assets held for sale because as of December 31, 2005, it has been determined that they do not meet the definition of a disposal group as defined by SFAS 144.

11.   Goodwill

The movement of goodwill for the years ended December 31, 2005 and 2004 comprised:

Balance at December 31, 2002	$19,885
Acquisitions	3,113
Currency translation adjustment	1,697
Balance at December 31, 2003	$24,695
Acquisitions	78
Currency translation adjustment	1,518
Balance at December 31, 2004	$26,291
Acquisitions	7,188
Impairment loss	(546)
Currency translation adjustment	(925)
Balance at December 31, 2005	$32,008

12.   Long-Term Investments

At December 31, 2005 and 2004 the Company had the following direct investments in Russian companies:

	2005		2004
	Ownership	Amount	Ownership	Amount
Albumin	—	—	40.6%	$1,433
Other	various	138	various	984
Total long-term investments		$138		$2,417

The investment in Albumin, an open joint-stock company, was disposed of in 2005.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

13.   Other Non-Current Assets

Other non-current assets at December 31, 2005 and 2004 were comprised as follows:

	2005	2004
Notes issuance expenses, net of amortisation	$2,456	$3,069
Advance for further step acquisition of minority interest in Moscow Baby Food Plant (“ZDMP”)	1,566	—
Advance for further step acquisition of minority interest in Obninsk Dairy Plant	1,350	—
Advance for further step acquisition of minority interest in Sibirskoye Moloko dairy plant	133	1,057
Advance for acquisition of farms	120	376
Other	528	1,004
Total other assets	$6,153	$5,506

14.   Accrued Liabilities

Accrued liabilities at December 31, 2005 and 2004 were comprised as follows:

	2005	2004
Payroll related accruals	$11,200	$9,604
Interest accruals	3,154	2,737
Other accruals	2,717	2,350
Total accrued liabilities	$17,071	$14,691

15.   Short-Term and Long-Term Loans

Short-term loans at December 31, 2005 and 2004 comprised the following:

	2005			2004
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
EURO denominated	—	$—	—	3	$739	4.23%
Ruble denominated	22	19,219	10.29%	12	16,815	10.68%
U.S. $ denominated	3	335	7.92%	—	—	—
Total short-term loans		$19,554			$17,554

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.   Short-Term and Long-Term Loans (Continued)

Long-term loans at December 31, 2005 and 2004 comprised the following:

	2005			2004
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S. $ denominated	1	$677	6.59%	3	$1,809	4.11%
EURO denominated	2	3,144	4.86%	2	6,201	5.63%
Ruble denominated	5	1,826	14.50%	1	46	10.00%
Total amount of long-term borrowings		5,647			8,056
Less current portion of long-term loans	—	(3,823)	—	—	(936)	—
Total long-term loans		$1,824			$7,120

Guarantees

The Company’s line of credit with ING-Bank (Eurasia), in the amount of $677, was guaranteed by a supplier of  property, plant and equipment and ING Bank N.V.

At December 31, 2005 and 2004, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans.

Maturity of Long-Term Loans

The maturities of long-term loans outstanding at December 31, 2005 was as follows:

Years ended December 31,
2006	3,823
2007	913
2008	468
2009	443
Total long-term loans	5,647

Collateral

Certain of the Company’s inventory, property, plant and equipment served as collateral for the short-term and long-term loans from International Moscow Bank, ING-Bank (Eurasia) and Sberbank.

At December 31, 2005 and 2004 the assets that served as collateral consisted of the following:

•       Inventory in the amounts of $ 3,433 and $7,133, respectively;

•       Property, plant and equipment with a net book value of $9,381 and $50,585, respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

16.   Short-Term and Long-Term Notes Payable

Notes payable issued by WBD Foods at December 31, 2005 and 2004 comprised the following:

Maturity	Currency	2005	2004
Short-term notes	Ruble	$49,794	$—
		49,794	—
Long-term notes	U.S.$	$150,000	$150,000
	Ruble	104,230	51,709
Total long-term notes		$254,230	$201,709

WBD Foods U.S.$ Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

Nine of WBD Foods’ subsidiaries unconditionally, irrevocably, jointly and severally guarantee its obligation under the Loan.  The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

On April 15, 2003, WBD Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles  ($52,115 at the exchange rate as of December 31, 2005 of which $ 2,321 have been repaid as of December 31, 2005). The notes are redeemable by WBD Foods on April 11, 2006. The interest rate for the years ending December 31, 2005 and December 31, 2004 was 10.78% and 8,48%, respectively. Interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by the State Statistical Committee of the Russian Federation, in comparison with the appropriate period of the prior year. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

On December 21, 2005, WBD Foods issued 3,000,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3,000,000 thousand rubles  ($104,230 at the exchange rate as of December 31 2005). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

17.   Other Payables

Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2005 and 2004:

	2005	2004
Other payables for property, plant and equipment:
Current payables	$5,493	$7,028
Vendors financing obligations, including
—current portion	15,769	16,598
—long-term portion	26,652	39,251
	47,914	62,877
Other payables:
Current payables	8,938	5,989
Long-term payables, including
—current portion	—	—
—long-term portion	241	43
	9,179	6,032
Total other payables	57,093	68,909
Less current liabilities	(30,200)	(29,615)
Total other long-term payables	$26,893	$39,294

The Company has agreements with suppliers of equipment which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2005 and 2004, vendor financing obligations were $29,677 and $40,378, respectively, EURO 10,050 thousand and EURO 10,657 thousand (equivalent to $11,937 and $14,521 as of December 31, 2005 and 2004, respectively) 23,225 thousand rubles and 26,346  thousand rubles (equivalent to $807 and $950 as of December 31, 2005 and 2004, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 16.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. The majority of equipment financing is provided by one supplier. At December 31, 2005 and 2004, property, plant and equipment amounting to $47,728 and $59,681, respectively, served as collateral under these financing agreements.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

17.   Other Payables (Continued)

The maturity of vendors financing obligations and other long-term payables outstanding at December 31, 2005 was as follows:

Years ended December 31,
2006	$15,769
2007	12,848
2008	7,585
2009	5,729
2010	569
Thereafter	162
Total maturity of other long-term payables	42,662
Less current portion of other long-term payables	(15,769)
Total other long-term payables	$26,893

18.   Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Current income tax provision	$27,385	$18,189	$14,866
Deferred income tax charge/(benefit)	3,327	(6,019)	(4,149)
Total provision for income taxes	$30,712	$12,170	$10,717

WBD Foods’ statutory income tax rate was 24% for the periods presented above.

Foreign current income tax provisions for the years ended December 31, 2005, 2004 and 2003 were $700, $534 and $568, respectively. Foreign deferred income tax charge/(benefit) for the years ended December 31, 2005, 2004 and 2003 were $637, ($1,255) and ($1,137), respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (Continued)

The actual provision for income taxes reconciled to WBD Foods’ theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2005	2004	2003
Income before provision for income taxes	$64,627	$38,305	$33,882
Russian statutory tax rate	24%	24%	24%
Theoretical tax provision at statutory rate	15,510	9,193	8,132
Tax effect of expenses not deductible for national statutory taxation purposes	12,341	6,232	3,345
Tax effect of income not taxable for national statutory taxation purposes	(974)	(248)	(304)
Tax effect of income tax privileges relating to small business enterprises benefit	(275)	(1,278)	(2,981)
Tax effect of income tax at different rates	470	550	494
Increase (decrease) in valuation allowance	2,609	(2,258)	2,481
Tax effect of other	1,031	(21)	(450)
Actual provision for income taxes	$30,712	$12,170	$10,717

The income tax benefit for small enterprises was abolished as of January 1, 2002 and continued to be available to enterprises that were established before July 1, 2001. Such enterprises were exempt from income taxes for the first two years of operations and in the third and forth years income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Starting from January 1, 2002 the Company’s juice production primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. These WBD Foods subsidiaries utilized small business enterprises income tax benefits until March 31, 2005.

Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation. Accordingly, tax credits are reflected in the Company’s consolidated financial statements only to the extent and in the year in which the credits are utilized.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (Continued)

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$10,486	$7,055
Intangible assets	1,058	594
Property, plant and equipment	4,359	4,074
Net investments in direct financing leases	1,297	1,597
Allowance for doubtful accounts	3,557	3,437
Obsolescence and net realizable value inventory write off and other accrued liabilities	1,729	1,362
Payroll related accruals	907	217
Other	896	387
Gross deferred tax asset	24,289	18,723
Less valuation allowance for deferred tax asset	(7,467)	(4,858)
Deferred tax asset net of valuation allowance	16,822	13,865
Intangible assets	(1,451)	(54)
Property, plant and equipment	(14,357)	(8,523)
Net investments in direct financing leases	(1,114)	(871)
Bonds issuance costs	(589)	(737)
Other	(643)	(682)
Gross deferred tax liability	(18,154)	(10,867)
Net deferred tax (liability)/asset	$(1,332)	$2,998
Analyzed as to:
Current deferred tax asset	8,750	6,265
Long-term deferred tax asset	5,554	7,001
Long-term deferred tax liability	(15,636)	(10,268)

In the context of the Company’s current structure, tax losses and current tax assets of the different subsidiaries may not be set off against current tax liabilities and taxable profits of other subsidiaries and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax assets of one subsidiary of the Company are not offset against deferred tax liabilities of another subsidiary. As at December 31, 2005 and 2004, a valuation allowance has been recorded for deferred tax assets in the amounts of $7,467 and $4,858, respectively as it is not more likely than not that sufficient taxable profit will be available to offset the deductible temporary differences to which these assets relate.

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $40,372 which may be carried forward for use against future taxable income, of which $4,951, $5,499, $13,086 and $16,836 expire in the period 2006-2012, 2013, 2014 and 2015, respectively. The use of

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (Continued)

accumulated tax losses of the Russian subsidiaries is restricted to a maximum of 50% of taxable income per annum for the year 2006, and fully usable starting from the year 2007.

19.   Government Grants

In 1993-1999 ZDMP received capital grants from the Russian and Moscow Governments. These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

The movement in capital government grants during the years ended December 31, 2005 and 2004 comprised:

Balance at December 31, 2003	$9,246
Amortization	(2,243)
Currency translation adjustment	482
Balance at December 31, 2004	$7,485
Amortization	(2,107)
Currency translation adjustment	15
Balance at December 31, 2005	$5,393

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

During the year ended December 31, 2005 and 2004, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $276 and $687, respectively.

These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated statements of income in the period in which the related interest expense is incurred. The grants were provided at one half of the Central Bank of Russia interest rate (equating to 12% at December 31, 2005) or in a fixed amount approximating to half of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

20.   Shareholders’ Equity

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2005 retained earnings of WBD Foods which are distributable under statutory legislation totaled 203 million rubles ($7,061 at the exchange rate as at December 31, 2005).

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

21.   Minority Interest

The movement in minority interest during the years ended December 31, 2005 and 2004 comprised:

Balance at December 31, 2003	$21,168
Acquisitions by the Company of minority interests in subsidiaries	(8,452)
Acquisition of subsidiaries	342
Minority interest share in net income	3,161
Currency translation adjustment	1,108
Balance at December 31, 2004	$17,327
Acquisitions by the Company of minority interests in subsidiaries	(1,081)
Acquisition of subsidiaries	5,312
Minority interest share in net income	3,649
Currency translation adjustment	(588)
Balance at December 31, 2005	$24,619

22.   Cost of Sales

Cost of sales for 2005, 2004, and 2003 were comprised of the following:

	2005	2004	2003
Raw materials	$849,089	$736,229	$566,512
Personnel	50,040	44,293	33,040
Depreciation and amortization	43,183	35,865	24,753
Utilities	22,583	18,593	15,646
Goods for resale	16,724	6,675	13,640
Other	20,627	20,006	11,513
Total cost of sales	$1,002,246	$861,661	$665,104

23.   Selling and Distribution Expenses

Selling and distribution expenses for 2005, 2004, and 2003 were comprised of the following:

	2005	2004	2003
Advertising and marketing	$57,936	$54,298	$43,777
Personnel	47,665	43,831	36,562
Shipping and handling	52,995	45,938	31,364
Bad debt expense	3,908	3,722	10,220
Materials and supplies	10,446	8,447	7,446
Warehouse	9,525	8,937	4,978
Other	9,515	8,260	6,399
Total selling and distribution expenses	$191,990	$173,433	$140,746

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

24.   General and Administrative Expenses

General and administrative expenses for 2005, 2004, and 2003 were comprised of the following:

	2005	2004	2003
Personnel	$61,830	$53,250	$45,281
Audit, consulting and legal fees	5,567	4,655	7,307
Taxes other than income tax	13,194	11,782	5,465
Depreciation	5,711	4,576	3,674
Materials and supplies	3,268	3,226	3,206
Communication costs	2,880	2,331	2,105
Rent	2,177	2,268	1,898
Security expenses	1,638	469	293
Other	13,377	10,259	6,744
Total general and administrative expenses	$109,642	$92,816	$75,973

25.   Financial Income and Expenses, net

Financial income and expense, net for 2005, 2004, and 2003 were comprised of the following:

	2005	2004	2003
Interest expense	$23,388	$22,348	$20,903
Interest income	(1,569)	(1,421)	(2,921)
Currency remeasurement (gains), net	(1,231)	(7,673)	(4,834)
Bank charges	1,983	1,857	1,971
Other financial expense /(income), net	297	(493)	154
Total financial income and expense, net	$22,868	$14,618	$15,273

26.   Pension Costs

In the normal course of business, WBD Foods and its subsidiaries contribute to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Governmental pension contributions are included in personnel costs in the statement of income. Pension costs amounted to $20,282, $20,557 and $17,498 in 2005, 2004 and 2003, respectively. WBD Foods has no other pension obligations.

27.   Segment Information

The Company’s major reportable business segments are dairy, beverages and baby food. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, juice based drinks and bottled mineral water in the beverages segment and milk and juice based baby food products in the baby food segment.

WBD Foods’ accounting policy for segments is the same as that described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (Continued)

loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segment—year ended December 31, 2005

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$1,009,823	$303,797	$87,839	$3	$—	$1,401,462
Inter segment sales	(2,173)	—	—	—	—	(2,173)
Sales to external customers	1,007,650	303,797	87,839	3	—	1,399,289
Cost of sales	(753,285)	(194,464)	(54,480)	(17)	—	(1,002,246)
Gross profit	254,365	109,333	33,359	(14)	—	397,043
Operating expenses	(179,099)	(88,110)	(11,593)	(30,746)	—	(309,548)
Operating income (loss)	75,266	21,223	21,766	(30,760)	—	87,495
Financial income and expense, net and current provision for income taxes	(14,663)	(6,433)	(5,050)	(24,107)	—	(50,253)
Net segment profit (loss)	$60,603	$14,790	$16,716	$(54,867)	$—	$37,242
Deferred tax (charge)/benefit						(3,327)
Minority interest						(3,649)
Net income (loss)						$30,266
Total assets	$572,981	$213,009	$70,638	$131,964	$(68,035)	$920,557
Expenditure for property, plant and equipment	$59,922	$12,962	$1,754	$472	$—	$75,110
Depreciation and amortization	$41,209	$8,565	$2,993	$668	$—	$53,435

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (Continued)

Operating Segment—year ended December 31, 2004

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$829,136	$301,701	$64,657	$27	$—	$1,195,521
Inter segment sales	(6,230)	—	—	—	—	(6,230)
Sales to external customers	822,906	301,701	64,657	27	—	1,189,291
Cost of sales	(621,218)	(199,826)	(40,611)	(6)	—	(861,661)
Gross profit	201,688	101,875	24,046	21	—	327,630
Operating expenses	(153,950)	(86,976)	(7,266)	(26,515)	—	(274,707)
Operating income (loss)	47,738	14,899	16,780	(26,494)	—	52,923
Financial income and expense, net and current provision for income taxes	(14,472)	(3,348)	(3,862)	(11,125)	—	(32,807)
Net segment profit (loss)	$33,266	$11,551	$12,918	$(37,619)	$—	$20,116
Deferred tax (charge)/benefit						6,019
Minority interest						(3,161)
Net income (loss)						22,974
Total assets	$544,592	$226,084	$56,230	$24,671	$(55,489)	$796,088
Expenditure for property, plant and equipment	$57,161	$8,817	$5,092	$1,569	$—	$72,639
Depreciation and amortization	$29,856	$11,009	$2,234	$904	$—	$44,003

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (Continued)

Continuing Operating Segment—year ended December 31, 2003

	Dairy	Beverages	Baby Food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$619,913	$276,025	$45,956	$131	$—	$942,025
Inter segment sales	(3,566)	—	—	—	—	(3,566)
Sales to external customers	616,347	276,025	45,956	131	—	938,459
Cost of sales	(451,249)	(181,650)	(31,606)	(599)	—	(665,104)
Gross profit	165,098	94,375	14,350	(468)	—	273,355
Operating expenses	(112,918)	(80,195)	(4,424)	(26,663)	—	(224,200)
Operating income (loss)	52,180	14,180	9,926	(27,131)	—	49,155
Financial income and expense, net and current provision for income taxes	(20,112)	(2,152)	(2,537)	(5,338)	—	(30,139)
Net segment profit (loss)	$32,068	$12,028	$7,389	$(32,469)	—	19,016
Deferred tax (charge)/benefit						4,149
Minority interest						(2,012)
Net income (loss)						21,153
Total assets	$454,779	$230,946	$41,966	$61,357	$(45,163)	$743,885
Expenditure for property, plant and equipment	$70,078	$33,612	$403	$3,093	$—	$107,186
Depreciation and amortization	$22,266	$5,879	$1,324	$1,311	$—	$30,780

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (Continued)

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Dairy	Beverages	Baby food	Total
Balance at December 31, 2003	$21,100	$3,595	$—	$24,695
Acquisitions	—	78	—	78
Currency translation adjustment	1,298	220	—	1,518
Balance at December 31, 2004	$22,398	$3,893	$—	$26,291
Acquisitions	3,765	3,423	—	7,188
Write-off	—	(546)	—	(546)
Currency translation adjustment	(805)	(120)	—	(925)
Balance at December 31, 2005	$25,358	$6,650	$—	$32,008

For the years ended December 31, 2005, 2004, and 2003, approximately 92%, 94%, and 94% of sales were generated in and sold to customers in Russia. As of December 31, 2005, 2004 and 2003, the long-lived assets of the Company were primarily located in Russia.

The majority of the Company’s packaging materials is purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

28.   Related Parties

Wimm-Bill-Dann Trans

During 2005, 2004 and 2003 the Company received transportation services from Wimm-Bill-Dann Trans (“WBD Trans”), a closed joint stock company, which is a WBD Foods’ investee, amounting to approximately $11,687, $11,149 and $8,616, respectively. As of December 31, 2005, 2004 and 2003 advances paid to WBD Trans in respect of transportation services amounted to $176, $247 and $18, respectively.

Perekriostok

Through 2003 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors in Trade House “Perekriostok” (“TH”), which buys dairy and juice products from WBD Foods. Sales to TH in 2003 were $9,066. Amount due from TH as of December 31, 2003 was $156.

Milk Suppliers

During 2005, 2004 and 2003 the Company purchased milk from certain milk supplying companies, which are controlled by members of the control group of shareholders, amounting to $4,493, $2,614 and $900, respectively. As of December 31, 2005 and 2004 accounts payable to these milk supplying companies in respect of milk received amounted to $134 and $109, respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

28.   Related Parties (Continued)

Auto-40

During 2003, the Company sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $566.

Current Shareholders

During 2004, WBD Foods acquired 6.2% interest in TsMK from current shareholders for $3,406 (see Note 4).

During 2004 and 2003 the Company paid for legal services, in the amount of $507 and $2,086 respectively, on behalf of certain shareholders. As of December 31, 2004 all these amounts were fully repaid by the shareholders.

29.   Commitments and Contingencies

Property, Plant and Equipment Purchase Commitments

As of December 31, 2005, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2005 were $12,011, payable in 2006.

Insurance

As of December 31, 2005, the Company had insurance coverage of $364 million in respect of property, plant and equipment at 18 major factories. The Company had insurance for business interruption at 5 major facilities with total coverage of $55 million. At 17 facilities the Company had product liability insurance with $1 million liability coverage per facility. In January 2006 product liability insurance was increased to 23 facilities with the cumulative coverage of $5 million. Until the Company obtains insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company’s operations and financial position.

Taxation

In the periods prior to January 1, 2003, WBD Foods used certain tax optimization initiatives. The Russian tax authorities may challenge these initiatives. The Company believes that the tax savings to the Company in respect of these initiatives amounted to approximately $3.8 million. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300th of the Central Bank of Russia rate, equating to 0.04% as of  December 31, 2005, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law. Starting from January 2003, WBD Foods discontinued using these tax optimization initiatives.

During the period 2002 to March 31, 2005 certain subsidiaries of WBD Foods utilized small business enterprises income tax benefits which were available under Russian income tax legislation being in force before January 1, 2002. The Company believes that the tax savings to the Company for the period 2002 to

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (Continued)
Years ended December 31, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

29.   Commitments and Contingencies (Continued)

March 31, 2005 in respect of these income tax benefits amounted to approximately $9.4 million. Should the Russian tax authorities question the appropriate use of these benefits by WBD Foods’ subsidiaries for the years 2002, 2003, 2004, and January—March 2005, issue a claim and prove successful in the court, they would be entitled to recover the amount claimed, together with penalties amounting to 20% of such amount and interest at the rate of 1/300th of the Central Bank of Russia rate, equating to 0.04% as of December 31, 2005, for each day of delay for late payment of such amounts. In any case, WBD Foods’ management believes that is has strong grounds on which to oppose any such claim and will vigorously defend its position.

30.   Subsequent Events

In January 2006, WBD Foods acquired an additional 20% of Moscow Baby Food Plant (“ZDMP”), a subsidiary, from minority shareholders for cash consideration of $6,956. The fair value of net assets acquired in excess of purchase price of $3,568 will be recorded as a reduction of the value of intangible assets and property, plant and equipment.