Form 20-F
period 2006-12-31
WIMM BILL DANN FOODS OJSC
filed 2007-06-25
CIK 1166718

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐                                   Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒                                 Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐                                   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2006.

14,405,337 American Depositary Shares, each representing one share of common stock, as of December 31, 2006.

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

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

A.                Selected Financial Data

The selected consolidated and combined financial data set forth below at December 31, 2006, 2005, 2004, 2003 and 2002 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated and combined financial data should be read in conjunction with our Consolidated Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	For the years ended December 31,
	2006	2005	2004	2003	2002
Statement of Operations Data:
Sales	1,762,127	1,394,590 (1)	1,183,986	938,459	824,734
Cost of sales	(1,194,159)	(999,006)	(858,767)	(665,104)	(579,707)
Gross profit	567,968	395,584	325,219	273,355	245,027
Selling and distribution expenses	(246,054)	(191,990)	(173,433)	(140,746)	(109,527)
General and administrative expenses	(134,481)	(109,642)	(92,816)	(75,973)	(62,955)
Other operating expenses	(31,812)	(6,457)	(6,047)	(7,481)	(6,497)
Operating income	155,621	87,495	52,923	49,155	66,048
Financial income and expenses, net	(15,480)	(22,868)	(14,618)	(15,273)	(14,131)
Income before provision for income taxes and minority interest	140,141	64,627	38,305	33,882	51,917
Provision for income taxes(2)	(41,560)	(30,712)	(12,170)	(10,717)	(14,249)
Minority interest	(3,197)	(3,649)	(3,161)	(2,012)	(1,922)
Net income	95,384	30,266	22,974	21,153	35,746
Earnings per share—basic and diluted:
Income from continuing operations	2.17	0.69	0.52	0.48	0.83
Income from discontinued operations	—	—	—	—	—
Net income	2.17	0.69	0.52	0.48	0.83
Dividends per share(3)	0.55	—	—	—	—
Weighted average number of shares outstanding	44,000,000	44,000,000	44,000,000	44,000,000	43,063,014
Other Data:
Capital expenditures	129,963	75,110	72,639	107,186	136,100
Cash provided by (used in) operating activities	167,252	113,937	71,720	29,940	(6,863)
Cash used in investing activities	(228,158)	(125,157)	(73,808)	(95,142)	(122,677)
Cash (used in) provided by financing activities	1,359	82,619	(16,159)	73,399	152,600

(1)          Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current period. Previously, we classified as sales revenue amounts from sales of non-milk inventory and services; related expenses were included in the cost of sales. Commencing 2006, we began classifying such items in other operating expenses. Prior net sales and cost of sales have been reclassified accordingly for comparative periods presented in the accompanying financial statements. This change in classification has no effect on previously reported net income.

(2)          Provision for income taxes includes the tax benefit in our juice business relating to the small enterprise tax legislation.

(3)          Dividends paid in 2006 are attributable as follows: $0.17 per share—for years 2002-2004, $0.08 per share—for three months ended March 31, 2006, $0.30 per share—for nine months ended September 30, 2006.

	At December 31,
	2006	2005	2004	2003	2002
Balance Sheet Data:
Total assets	1,175,936	920,557	796,088	743,885	589,093
Total net assets	497,494	387,043	370,916	324,618	282,884
Total debt(1)	442,999	371,646	283,168	283,442	186,039
Total liabilities	659,465	508,895	407,845	398,099	284,660
Total liabilities and shareholders’ equity	1,175,936	920,557	796,088	743,885	589,093

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

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.31	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78

(1)          The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2007	25.92	25.69
April 2007	26.01	25.69
March 2007	26.24	25.97
February 2007	26.55	26.16
January 2007	26.58	26.45
December 2006	26.39	26.18

On June 5, 2007, the exchange rate between the ruble and the U.S. dollar was 25.89 rubles per $1.00.

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2006	9.7%
2005	10.9%
2004	11.7%
2003	12.0%
2002	15.1%

Source: Central Bank of Russia.

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Inflation continued to slow down in Russia in the period from January 1, 2004 till now days. Inflation dynamics were affected by several factors resulting both to international energy and oil market prices and to administrative decisions and controlling factors of Bank of Russia.

Our results of operations are affected by the relationship between the rate of inflation and the nominal rate of devaluation/appreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2006, 2005 and 2004, the ruble appreciated in real terms against the U.S. dollar.

	2006	2005	2004
Inflation(1)	9.7%	10.9%	11.7%
Nominal appreciation/(depreciation) of the ruble relative to the U.S. dollar(1)(2)	4.0%	1.9%	6.5%
Real appreciation of the ruble relative to the U.S. dollar(2)	10.7%	10.8%	15.1%

(1)          Source: Central Bank of Russia.

(2)          For purposes of calculating the interest rate of our U.S. dollar-denominated notes, we used the Russian ruble/U.S. dollar exchange rates at December 31, 2006, 2005 and 2004, which appreciated/(depreciated) at the rates of 8.5%, (3.7)% and 6.1%, respectively.

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

We also may acquire or establish businesses in countries that may represent new operating environments for us and which may be located a great distance from our headquarters in Moscow. We may thus have less control over the activities of these companies and may face more uncertainties with respect to the operational and financial needs of these businesses, which may hinder our integration efforts.

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

Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition and results of operations.

There are material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.

The material weaknesses in our internal control over financial reporting as identified by our management for the year ended December 31, 2006 are summarized below:

•       Our financial statement closing process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business; and

•       Insufficient accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP.

Notwithstanding the steps we have taken and continue to take that are designed to remediate each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or additional material weaknesses, failure to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002. Management assessment has been done by WBD as of December 31, 2006, but it has not been audited by our independent registered public accounting firm, as we are subject to exemptions provided by SEC filing #33-8730A of August 9, 2006. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to miss our reporting deadlines and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our ordinary Shares and ADSs. See “Item 15T. Controls and procedures” for additional information.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we have incurred and will continue to incur significant costs and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.

Section 404 of the Sarbanes-Oxley Act and the SEC’s and the PCAOB’s regulations thereunder require that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. In addition, commencing in our annual report for the fiscal year ended December 31, 2007, to be filed in 2008, our independent registered public accounting firm will be required to audit management’s evaluation as well as our internal control over financial reporting. We have already incurred and will continue to incur costs and resources, including time of senior management, to design, maintain and evaluate internal control over financial reporting under these rules. Senior management time will necessarily be diverted from running our business. These costs are especially high for us primarily due to the diversity and geographic location of our businesses. For these reasons, the costs involved in attempting to achieve Section 404 compliance could have a material adverse effect on our business, financial condition, results of operation and prospects.

We are taking steps to refine our internal control over financial reporting directed to correct the material weaknesses pursuant to Section 404 of the Sarbanes-Oxley Act, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes are continued to be made to our internal control over financial reporting.

We developed a documentation of our statutory and U.S. GAAP financial statements closing process. Currently, we are in the process of improving internal guidelines and strengthening individual procedures and controls over the reporting process. We continue to improve U.S. GAAP capabilities of our professional staff engaged in the financial statements preparation process by hiring accounting personnel who are receiving or have received ACCA-qualification, with experience at other NYSE-listed Russian companies and at Big Four accounting firms. Further, we plan to continue arranging training seminars for our accounting staff, including various U.S. GAAP trainings.

In addition we have a special department established as part of internal control department, devoted to strengthening our systems of internal control over financial reporting in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As of March 2007, this department was comprised of three employees developing the internal controls methodology and three employees tasked with implementing the procedures as they are developed. The department is based out of our Moscow headquarters, with additional internal controllers at regional subsidiaries.

Increased competition among juice producers in Russia may adversely affect our results of operations.

Although juice consumption in Russia continues to increase, our juice product sales volume decreased in 2004 and 2005 due to vigorous market competition from other domestic producers and increased activity by foreign producers. Although our juice sales increased in 2006 by 6.9% compared to 2005, continued and/or increased competition among juice producers in Russia may cause future decline in the sales volumes of our juice products, as well as affect our juice prices and profit margins and, consequently, may materially adversely affect our results of operations. “See Item 4. Information on Our Company—B. Business—Business Overview—Beverage products and brands—Market trends and competition” for additional information regarding our competitors.

Consumer preference for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse affect on our results of operations.

Consumer preference for low-price juice products, primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower, put pressure on juice prices in 2004, 2005 and 2006. In addition, raw materials required for juice production, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we have experienced significant increases in the cost of these commodities in 2005 and 2006. The prices for sugar and juice concentrate, especially orange, have increased significantly and we expect them to continue to increase for the foreseeable future. A continuation of these trends may cause a decline in our juice product profit margins and, consequently, materially adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

Railway transportation is one of our principal means of transporting supplies and juice and water products to our facilities and customers. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2004, 2005 and 2006.

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

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk, sugar and concentrate prices during 2004, 2005 and 2006.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 30% in 2006. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on Our Company—B. Business—Business Overview.”

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth and growth in personal income. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

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

In addition, the average weighted raw milk purchase price increased for us in ruble terms by approximately 17% in 2004, 14% in 2005 and 7% in 2006. The price increases are due, in part, to the raw milk shortages caused by the ongoing decline of dairy cattle in Russia. These increases adversely affected our dairy product profit margins in 2004, 2005 and 2006, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with the raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information” for additional information.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.

In 2005 and 2006, baby food purchased from us by the Moscow City Government comprised approximately 36% and 33% respectively of the total sales revenue of our baby food segment. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues and profits from this business could be reduced, which could have a material adverse effect on our financial condition and results of operations. We discuss the sale and distribution of products produced at the Moscow Baby Food Plant in “B. Business—Business Overview.”

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, two of Russia’s largest supermarket chains, Perekryostok and Pyatyorochka, merged in April 2006, which further strengthens the negotiating leverage in their dealings with us. Although we have not yet experienced any material adverse effect as a result of this merger, we cannot guarantee that we will not experience adverse consequences in the future. A number of large Western retailers, such as Turkish retailer Ramenka, German retailer Metro and French retailer Auchan, have also opened stores in our markets, which will put further pressure on prices.

We also compete with other brands for shelf space in retail stores, whilst marketing focus by our independent distributors and retailers is also split between a number of producers. Our independent distributors and retailers also offer other products, including their own brands, that compete directly with our products. In addition, retailers in Russia typically charge food and beverage producers, including us and our competitors, for shelf space. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, charge unreasonable prices for shelf space, fail to offer sufficient shelf space, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. However, we do not have control over independent distributors, who have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation. Any consequent recalls of our products and the associated negative publicity may adversely affect our reputation and materially adversely affect our results of operations.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

We maintain insurance against some, but not all, potential risks and losses affecting our operations. We cannot provide assurance that our insurance will be adequate to cover all of our losses or liabilities. We also can provide no assurance that insurance will continue to be available to us on commercially reasonable terms. In the event that a significant event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in production, for which we would not be compensated. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

We are also exposed to product liability claims in the event that consumption of our products results in illness, injury or death, and we cannot assure you that we will not experience any material product liability losses in the future. Although we maintain insurance coverage for product liability, such coverage may be insufficient in the event of a claim. Moreover, certain of our smaller production facilities are currently not covered by product liability insurance. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products.

Additionally, although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2005 and 2006 we did not incur material capital expenditures for environmental controls. For a more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

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

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

Failure of several of our brand names and images, for which trademarks are currently being sought, to be awarded trademark protection could negatively affect our marketing plans, resulting in increased advertising expenses and a material adverse effect on our financial results.

As of December 31, 2006, we had 81 pending trademark applications in Russia and 18 pending trademark applications abroad. We are also in the process of contesting the rejection for registration of a number of our trademarks in countries outside of Russia. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $72.6 million in 2004, $75.1 million in 2005 and $130.0 million in 2006. We spent approximately $5.3 million in 2004, $24.3 million in 2005 and $137.3 million in 2006 for acquisitions. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

•       a lack of external financing sources;

•       changes in the terms of existing financing arrangements;

•       slower than anticipated growth in demand for our products;

•       slower than anticipated revenue growth;

•       regulatory developments; or

•       a deterioration in the Russian economy.

To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADSs or other depositary receipts due to Russian securities regulations, which, until 2005, generally provided that no more than 40% of a Russian company’s shares may be circulated abroad through depositary receipt programs. This limitation was subsequently decreased to 35%. Our ADS and GDS programs together account for 40% of our outstanding shares (this amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 35%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. The Russian government or its agencies may also impose other restrictions on international securities offerings by Russian issuers. Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, results of operations and prospects.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

As of June 5, 2007 to our knowledge, approximately 47.58% of our outstanding common stock was owned by our founding shareholders. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders.

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

Members of our controlling group of shareholders also have interests in other companies, some of which conduct business with us. We are not aware of any related party transactions that are being carried out on preferential terms, but cannot exclude the possibility of related party transactions that may potentially result in the conclusion of transactions on terms less favorable than could be obtained in arm’s length transactions.

According to its latest public statements and 13D filing, Groupe Danone, together with its subsidiaries, holds a 13.7% stake in Wimm-Bill-Dann Foods OJSC, which allowed Groupe Danone to nominate its candidate Jacques Vincent, Vice-President, authorized CEO, to our board of directors. The election of a director nominated by Groupe Danone may present a conflict of interest between Wimm-Bill-Dann Foods OJSC and Groupe Danone, which is one of our main competitors. All the nominees will be voted on by our shareholders at the General Meeting of Shareholders scheduled for the end of June. Groupe Danone has never had a representative on our board, although its stake enables it to secure one seat.

Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could increase our advertising expenses and have a material adverse effect on our sales and results of operations.

The new Federal Law on Advertising which came into force on July 1, 2006, limits the amount of time that a broadcaster may devote to advertising to 15% of total broadcasting time per day and 20% in any given hour. From January 1, 2008, advertising will be further limited to no more than 15% in any given hour of broadcasting time.

As a result of this new law, the amount of available advertising time will decrease. In turn, the reduction in available advertising time is likely to lead to increased costs to advertisers for purchasing advertising time due to an increased demand for available time slots and a drive by media outlets to recover their losses from the decreased volume of advertising time they are permitted to sell. We expect the greatest price increases to affect television advertising, particularly during primetime.

The new law also imposes certain restrictions on advertising that may require us to adjust some of our advertising campaigns. We are among the Russia’s top advertisers. According to Gallup, we were the third largest advertiser in 2004, the ninth largest advertiser in 2005 and the twelfth largest advertiser in 2006. In 2005 and 2006, over 50% of our advertising expenditures related to television advertisements. At the same time, media inflation in Russia has been significant in recent years, exceeding 34% in 2004, 28% in 2005 and 35% in 2006. Our advertising and marketing expenses increased in 2006 by 31.5% or $18.3 million in absolute terms, and increased by 0.2% as a percentage of sales to 4.3% in 2006 from 4.1% in 2005. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and endeavored to manage the cost increases more effectively. Imposition of the new law, coupled with overall media inflation in Russia, is likely to increase our advertising expenses. The increased cost of advertising, along with the decreased availability of advertising time slots, may also lead to a decrease in our television advertising which, consequently, may have a material adverse effect on our sales and results of operations.

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

Fourteen of our subsidiaries have negative net assets. These subsidiaries, taken together, are material to our operations. We believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. However, we have taken and continue to take certain steps to remedy this situation and reduce the number of subsidiaries with negative net assets. We are also in the process of integrating the newly acquired businesses and restructuring our subsidiaries, which we expect will reduce the number of subsidiaries with negative net assets. While we understand that a Moscow court liquidated a company with negative net assets in 2002, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to challenge our ownership in our privatized subsidiaries and we are unable to defeat these challenges, we risk losing our ownership interest in the subsidiaries or their assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve the acquisition of additional privatized companies. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations. In particular, as we own a substantial number of our other subsidiaries through Wimm-Bill-Dann, (formerly Lianozovsky Dairy plant) and as Wimm-Bill-Dann constitutes the majority of our production capacity, its loss would materially adversely affect our prospects, business and results of operations.

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge. Additionally, of the 98.02% of the Lianozovsky Dairy Plant and 98.91% of the Tsaritsino Dairy Plant which we owned, 15% of each were acquired in separate investment tenders held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for the Lianozovsky Dairy Plant and the Tsaritsino Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in the Lianozovsky Dairy Plant and the Tsaritsino Dairy Plant, materially adversely affecting our results of operations.

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

We are also subject to regional legislation and regulations. For example, in February 2007, the Moscow government enacted regulations on the voluntary labeling of foods containing genetically modified organisms, or GMO. While GMO labeling is not obligatory, it may be treated as such by the regional authorities in Moscow. In this case, we will be required to label our products as not genetically modified and incur additional expenses in relation to this requirement.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Lactalis, Campina, Ehrmann, Onken and Pascuale, have been investing and continue to invest in domestic production facilities, while others, such as Coca-Cola, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations. See “Item 4. Information on Our Company—B. Business Overview” for a further description of the recent investments by some of our foreign competitors in Russian production facilities.

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

Further restrictions on our business which is categorized as a monopoly, or the extension of monopoly status to our other businesses, could result in the regulation of our prices and restriction of our commercial activities, materially adversely affecting our results of operations.

Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Our baby food business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Any ruling that any of our other businesses are a monopoly could result in the regulation of our prices and restrictions on our commercial activities. The imposition of government-determined prices could, in turn, result in competitive disadvantages and a significant decline in revenues. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets would adversely affect our plans for expansion and could reduce our market share.

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

Over the past several years, we have sought and continue to seek to acquire minority stakes in our subsidiaries with the aim of acquiring 100% interests in each of our key subsidiaries. For example, in January 2006, we acquired 20% of Moscow Baby Food Plant OJSC, a subsidiary, from minority shareholders for cash consideration of $7.0 million increasing our beneficial ownership to 97.34%. In January 2005, we acquired a 10% stake in our subsidiary Siberian Dairy Plant from minority shareholders for a cash consideration of $1.1 million increasing our beneficial ownership to 87.1%. In March and April 2004, we acquired a total of an additional 6.2% of our subsidiary Tsaritsino Dairy Plant from our minority shareholders for a cash consideration of $3.4 million increasing our beneficial ownership to 97.6%. In addition, we acquired a 47.7% interest in our subsidiary Ufa Dairy Plant in September 2003 from minority shareholders for a cash consideration of $3.1 million increasing our beneficial ownership to 96.5%.

We are in the process of consolidating our businesses and merging certain subsidiaries into Wimm-Bill-Dann (formerly Moscow-based Lianozovsky Dairy Plant). In this context, we are re-organizing our legal entities, which may trigger a legal requirement that we redeem shares on shareholders’ demand. According to amendments to the Federal Law on Joint Stock Companies, which came into effect on July 1, 2006, a holder of more than 95% of shares in an open joint stock company has the right to buy out the remaining shares from the minority shareholders for a cash consideration equal to the amount determined by an independent appraiser. The new amendments also require a person purchasing 30%, 50%, 75% or more shares in an open joint stock company to offer to other shareholders of this entity to sell their shares at a price not less than the acquisition price of the respective stake. Pursuant to this requirement, in 2007 we bought a 4.66% stake in Ochakovo Dairy Plant for a cash consideration of $3.2 million and 0.60% of ordinary shares and 1.16% of preferred shares in Nazarovo Dairy Plant for a cash consideration of approximately $0.1 million for both stakes. While no additional demands have been made for us to buy out minority shareholders, we may face additional buy-out demands in the future.

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

We have a substantial amount of outstanding indebtedness, primarily consisting of the liabilities we have in connection with our $150 million loan participation notes due 2008 and our second $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As of December 31, 2006 our consolidated total debt was approximately $443.0 million, of which $61.7 million was secured by equipment or inventory.

Among other things, increased levels of indebtedness, and particularly increases in the level of secured indebtedness, could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) place us at a competitive disadvantage relative to our competitors with superior financial resources; (4) lead to a partial or complete loss of control over our key subsidiaries or properties; (5) render us more vulnerable to general adverse economic and industry conditions, (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends.

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

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our two $150 million loan participation notes due 2008 on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including the loan agreements relating to our two $150 million loan participation notes due 2008 contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreements relating to our two $150 million loan participation notes due 2008 and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of the loan agreements relating to our two $150 million loan participation notes due 2008 as well as some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person acting alone or together with other persons (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreements relating to our two $150 million loan participation notes due 2008) would result.

If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Mergers of our subsidiaries may cause their indebtedness to be accelerated, and our inability to effect certain mergers within our group of companies may prevent us from optimizing our tax rate and result in increased taxes.

As Russian tax regulations do not allow Russian companies to pay taxes on a consolidated basis, i.e., to offset the losses of one subsidiary against the profits of another subsidiary, we are seeking to merge certain companies within each of our segments in an effort to optimize the tax rates applicable to us. Under Russian law, such mergers would be considered a reorganization and the merged subsidiaries would be required to notify their creditors of this reorganization. Russian law also provides that, for a period of

30 days after notice, these creditors would have a right to accelerate the merged subsidiaries’ indebtedness and demand reimbursement for applicable losses. In the event that all or part of certain of our subsidiaries’ indebtedness is accelerated in connection with the mergers, we and such subsidiaries may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected. In addition, our inability or failure to consummate the mergers may prevent us from optimizing our tax rates and our effective tax rate may increase as our operations continue to expand.

Devaluation of the ruble and other currencies we trade in against the U.S. dollar could increase our costs and reduce our operating revenues.

A significant portion of our costs, expenditures and liabilities, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including our two $150 million loan participation notes due 2008, are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would increase total expenses.

Our cash holdings are exposed to devaluation.

There are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia. In 2005, Russian companies were required to convert 10% of those earnings into rubles within seven days of receipt. This conversion requirement was abolished in April 2006.

Russian currency control regulations could hinder our ability to conduct our business.

In the past, Russian currency regulations imposed various restrictions on operations involving foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. However, Russian companies currently must repatriate proceeds from export sales. Moreover, the foreign currency market in Russia is still developing and we may experience difficulty in converting rubles into other currencies. A majority of our major capital expenditures and payments to vendors and substantially all of our debt are denominated and payable in various foreign currencies.

Russian legislation currently permits the conversion of rubles into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited and may not continue to exist. Any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

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

If the various initiatives we have used to reduce our tax burden are successfully challenged and/or our ability to recover VAT and take advantage of certain tax benefits are disallowed by the Russian tax authorities, we may face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden and several of our tax initiatives have been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

In addition, during 2006, the tax authorities found some suppliers dealing with certain of our subsidiaries (e.g., Moscow Baby Food Plant OJSC, Trading Company Wimm-Bill-Dann CJSC, Wimm-Bill-Dann OJSC, Ochakovo Dairy Plant OJSC) to be negligent in complying with their tax obligations. Specifically, the tax authorities have claimed, among other things, that these suppliers are, in some cases, not registered as taxpayers, have not provided tax returns and/or not paid their taxes in full or at all. Although our subsidiaries perform extensive due diligence on each of their suppliers, they are not able to scrutinize thoroughly every aspect of each supplier’s business, including whether the supplier is in full compliance with respect to its tax duties. As a result of these alleged breaches by certain of our suppliers, the tax authorities have refused to reimburse VAT paid by our subsidiaries in an amount totaling approximately $1,037,652 for services rendered and goods provided by such suppliers. They also refused to discount profit tax paid by our subsidiaries to such suppliers. We filed a claim in court seeking reimbursement for the VAT paid by our subsidiary Ochakovo Dairy Plant OJSC and have won this case in the court of the first instance. Although the tax authorities have not appealed this decision we can not exclude that they will appeal it in the future. We have also filed three claims in court seeking reimbursement for the VAT paid by our subsidiaries Trading Company Wimm-Bill-Dann CJSC and Ochakovo Dairy Plant OJSC, but the court of first instance has not yet ruled on the case. Although we continue to provide the results of our due diligence of our suppliers to the relevant Russian authorities, we cannot exclude the possibility that some of these suppliers could be recognized as negligent by the tax authorities.

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

Our use of the small enterprise tax exemption has also been subject in the past to challenge by the Russian tax authorities.

In September 2004, our subsidiary, Fruit Rivers, was assessed approximately $12.5 million (including penalties) by the local tax authorities relating to its use of the small enterprise tax exemption in calculating its profit tax liability during 2001. Fruit Rivers challenged this tax assessment with a higher tax authority, which cancelled the assessment.

While we believe that our subsidiaries have in the past complied with the rules relating to the small enterprise tax exemption, the Russian tax authorities may in the future make additional claims against our subsidiaries challenging their use of this exemption. These claims could be significantly larger than the claim described above, and the resulting losses could have a material adverse effect on our financial condition and results of operations.

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

We have also experienced problems with transmitting tax payments through certain Russian banks and, as a result, are experiencing difficulties with the Russian tax authorities. For example, in 2004 and 2005, our subsidiaries Wimm-Bill-Dann Purchaser, Ramenskoe Moloko and Tsaritsino Dairy Plant each received a tax assessment from the Russian tax authorities for tax arrears totaling approximately $100,000, $100,000 and $750,000, respectively. Each of these tax assessments resulted from the failure of the subsidiaries’ banks to transfer tax payments to the state budget upon receiving the relevant payment orders. We challenged these assessments and, in each instance, the assessments were declared invalid by Russian Arbitration Courts. Nevertheless, in May 2005, the tax authorities issued a new tax assessment in the amount of $750,000 against the Tsaritsino Dairy Plant relating to the tax payment that was the subject of their prior $750,000 assessment. The tax authorities subsequently filed a tax claim in the Moscow Arbitration Court, though they reduced the amount of the claim to $510,000. The Moscow Arbitration Court ruled in our favor with respect to this claim, a decision which was thereafter upheld on appeal in the Ninth Arbitration Appeals Court, as well as on appeal in the Moscow District Arbitration Court. In addition, in April, May and June 2006 several of our subsidiaries received demands and assessments from the tax authorities in an aggregate amount of $6,928,531 again for the failure of their banks to transfer tax payments to the state budget upon receiving the relevant payment orders. In response, we have filed claims seeking the invalidation of these tax demands and assessments with the Moscow Arbitration Court, in some cases, and directly with the tax authorities in others. In addition, with respect to ZAO Lianozovsky, a court of third instance upheld a prior decision invalidating the tax authorities’ claim that ZAO Lianozovsky was acting in bad faith. In June 2006, Wimm-Bill-Dann received a new assessment from the Russian tax authorities in the amount of approximately $90,000, which an appeal court has also held as invalid. However, the tax authorities may challenge this decision in a court of third instance. In October 2006, our subsidiary ZAO ProPP filed a claim seeking the invalidation of the tax authorities’ demand that ZAO ProPP was acting in bad faith for the failure of its bank to transfer tax payments to the state budget. A court of third instance ruled in our favor with respect to this claim. In May 2007, our subsidiary Grande-V received tax demands in the amount of approximately $528,300. We have filed a claim with the tax authorities, as well as in court, seeking to recognize these demands as invalid. In April 2007, our subsidiary Podmoskovnoe Moloko received an assessment from the tax authorities for approximately $2,475 and, as a result, we filed a claim in court seeking to recognize this assessment as invalid. The court of first instance ruled in our favor; however, this decision could be appealed by the tax authorities in a court of second instance. As of May 2007, we have successfully challenged all of the tax authorities’ claims, demands and assessments and have only two pending lawsuits in respect of our subsidiaries’ failure to transmit tax payments through certain Russian banks (i.e., Podmoskovnoe Moloko and Grande-V). Although the Russian courts, including the appeal courts, have ruled in our favor with respect to the invalidation of the tax authorities’ claims and assessments for the failure of our subsidiaries’ banks to transfer tax payments, it is likely that the Russian tax authorities will continue to appeal these decisions.

While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer’s bank, recent press reports indicate that the Russian tax authorities have been actively and often successfully challenging such payments if the tax payment is not in fact received due to the failure of the bank to transfer such payment. Russian courts often rule in favor of the Russian tax authorities in such cases.

Our management believes that our subsidiaries have complied with their tax payment obligations, and we intend to challenge any further appeals by the tax authorities of the foregoing assessments or any additional similar assessments in court. However, if a court was to rule in the Russian tax authorities’ favor, these subsidiaries and/or other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business results of operations.

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject of interpretation by Russian tax authorities and courts. To date, there has been no formal guidance (although some court practice is already available) as to how these rules will be applied. Nonetheless, Russian tax authorities have paid particular attention to transfer pricing rules in their recent audits of Russian companies.

Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. If such tax adjustments become effective, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties.

In addition, a number of draft amendments to the transfer pricing law have recently been introduced which, if implemented, would considerably toughen the existing law. The proposed changes, among other things, may shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment.

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

In addition, no more than 35% of a Russian company’s shares may be circulated abroad through depositary receipt programs, such as ADS and GDSs. Our ADS and GDS programs, however, together account for 40% of our outstanding shares (this amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 35%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. This restriction may also limit the liquidity of our ADSs and their trading price.

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

Under Russian law, dividends paid to a non-resident holder of shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. Russian tax rules applicable to ADS holders are characterized by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed its opinion in private rulings that holders of global depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the global depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official, generally applicable guidance addressing how an ADS holder should demonstrate its beneficial ownership in underlying shares. In the absence of any specific provisions in Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the ADS holders in this regard.

Until the Russian tax authorities clarify whether it is permitted under Russian law to withhold Russian withholding tax in respect of dividends a company pays to the depositary at a lower rate than the domestic rate applicable to such payments (currently 15%), we intend to withhold Russian withholding tax at the domestic rate applicable to such dividends, regardless of whether the Depositary (the legal owner of the shares) or an ADS holder would be entitled to reduced rates of Russian withholding tax under the relevant income tax treaty if it were the beneficial owner of the dividends for purposes of that treaty. Although non-resident ADS holders may apply for a refund of a portion of the amount so withheld by us under the relevant income tax treaty, no assurance can be made that the Russian tax authorities will grant any refunds See “Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations” for additional information.

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

In March 2007, the Federal Service for the Financial Markets, or the FSFM, terminated the license of three top managers of our registrar, the Central Moscow Depository. Managers of Russian depositaries and registrars are required by law to be licensed by the FSFM, and their failure to do so can result in the depository or registrar’s own license being terminated. While the FSFM reversed its decision to terminate the Central Moscow Depository managers’ licenses in April 2007, it is possible that the FSFM may take similar action seeking to terminate the managers’ or our registrar’s licenses in the future.

Russian thin capitalization rules could affect our ability to deduct interest on certain borrowings.

Russian thin capitalization rules limit the amount of interest that can be deducted by a Russian company on debt payable to non-resident shareholders. Until January 1, 2006, these rules applied only to loans issued to a Russian company by a foreign company owning directly or indirectly more than 20% of the share capital of the Russian company. However, thin capitalization rules that came into effect on January 1, 2006 extend the rules’ application to debt issued to a Russian company by another Russian company that is affiliated with such foreign company, as well as to debt issued to a Russian company which is secured by such foreign company or such affiliated Russian company. It is not yet fully clear how these new rules will be applied in practice by the Russian tax authorities.

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

Recently, the Russian economy has been showing positive trends, such as the increase in the gross domestic product, a stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

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

The Russian Federation is a federation of 86 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

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

The political and economic changes in Russia in recent years have resulted in a significant dislocation of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations and the value of the shares and ADSs.

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

The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our permits and contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies, as well as to ongoing compliance with existing laws, regulations and standards. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of our group of companies throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. Our failure to comply with existing laws and regulations or the findings of government inspections or to obtain all approvals, authorizations and permits required for our operations may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results. See “Item 4. Information on Our Company—B. Business Overview—Regulation”.

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

Lack of developed corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•       the FSFM;

•       the Ministry of Finance;

•       the Federal Antimonopoly Service;

•       the Central Bank of Russia; and

•       various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. The FSFM has recently introduced a number of regulations relating to offerings of shares in and outside of Russia, including combined offerings involving closed subscription for new shares and the sale of existing shares, which remain largely untested and subject to varying interpretations. Any challenges of such regulations or transactions consummated pursuant to them could have an adverse effect on our ability to effect equity offerings in the future. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

The judiciary’s lack of independence, its relative inexperience and occasional abuse of discretion and the difficulty in enforcing court decisions could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia can not be guaranteed. The court system is underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. In addition the Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies. Moreover, judicial decisions in Russia can be unpredictable and may not provide effective redress.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s, has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities have brought tax evasion claims aggressively on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of the shares and ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is deemed an “effective parent.” The company whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Federal Law on Joint Stock Companies, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

Shareholder rights provisions under Russian law impose significant additional obligations on us.

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

The tax environment in Russia historically has been complicated by the often contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses. Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       income taxes;

•       VAT;

•       unified social tax; and

•       property tax.

There have recently been significant changes to the Russian taxation system, including a number of changes to various chapters of the Tax Code. Among the most recent changes are significant amendments to the chapters on VAT and on the profit tax effective as of January 1, 2006, as well as the changes to Part One of the Tax Code (tax administration provisions) effective as of January 1, 2007.

Since tax legislation is subject to frequent change, some sections and regulations enacted under the Tax Code are comparatively new, and interpretation of these regulations is often unclear or nonexistent. Taxpayers and the Russian tax authorities often interpret tax laws differently whilst the Russian tax authorities’ interpretation of tax laws rarely favors taxpayers. In some instances, the Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Taxpayers often have to resort to court proceedings to defend their positions against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments.

In addition, differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit taxpayers are subject to inspection with respect to the three calendar years which immediately proceeded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, in July 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term.

In October 2006, the Supreme Arbitration Court of the Russian Federation introduced a new concept of “unjustified tax benefit” which is defined mainly by reference to specific examples of such tax benefits (e.g. absence of business purpose) and which may lead to disallowance thereof for tax purposes. There is currently no practice or guidance from the tax authorities or courts for interpreting this new concept; however, it is likely that the tax authorities will actively seek to apply this concept when challenging in courts tax positions taken by taxpayers. Although the intent of the court when introducing the concept of “unjustified tax benefit” was to combat abuse of tax law, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the court. In addition, a recent pronouncement by a Russian court in December 2006 indicates a trend within the judicial system to broaden the application of criminal responsibility for tax violations.

Also there is no concept of a tax group in Russia, nor can a consolidated filing be made by Russian companies for tax purposes. Therefore, Russian companies and each of their Russian subsidiaries pay their own Russian taxes and may not surrender profits or losses to other group companies for tax purposes. In addition, payments of dividends between two Russian companies are currently subject to a withholding income tax of 9% at the time they are paid out of profits, although the effective rate of this tax may be lower than 9% if the company paying the dividends has received, in the same or a preceding tax period, dividends from other Russian companies. This may give rise to additional tax liabilities and inefficiencies.

The foregoing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems and complicate tax planning and related business decisions. They also impose additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. Our exposure to additional tax liabilities could have a material adverse effect on our business, financial condition, results of operations and prospects. See also “—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.”

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

Item 4.           Information on Our Company

A.                History and Development

We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovsky Dairy Plant and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to perceived higher quality and novelty and, since its introduction, the “Wimm-Bill-Dann” name has become a brand name recognized in a substantial percentage of Russian households.

To take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders then began acquiring shares in the Lianozovsky Dairy Plant in Moscow, and continued to expand their juice product enterprises. Following their acquisition of a majority stake in the Lianozovsky Dairy Plant in 1995, they added dairy products to their portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

•       In 1995, we acquired majority control of the Lianozovsky Dairy Plant (renamed into Wimm-Bill-Dann in 2006);

•       In 1996 and 1997, we acquired majority stakes in the Moscow Baby Food Plant, the Tsaritsino Dairy Plant and the Ramenskiy Plant (renamed into Wimm-Bill-Dann Beverages in 2007);

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

•       In April, July and September 2005, we acquired three raw milk production companies, Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms;

•       In July 2005, we acquired 66.3% control of the Obninsk Dairy Plant in the Kaluga region;

•       In July 2005, we acquired a 100% interest in the Kursk Baby Food Plant in the Kursk region;

•       In October 2005, we acquired a 100% interest in the Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters) in the town of Essentuki in the Stavropol region;

•       In December 2005, we acquired a controlling stake in Nazarovskoe Milk in the Krasnoyarsk region;

•       In December 2005, we acquired a 100% interest in the Pervouralsk City Dairy Plant in the Sverdlovsk region;

•       In January 2006, we increased our aggregate ownership in the Moscow Baby Food Plant to 97.3%;

•       In September 2006, we acquired a 100% interest in the Surgut City Dairy Plant in Western Siberia;

•       In November 2006, we acquired 93.74% control of the Moscow-based dairy producer Ochakovo;

•       In December 2006, we acquired 100% control of the Omsk-based dairy producer Manros-M; and

•       In December 2006, we acquired 83.36% control of Angarsky Dairy Plant (MOLKA), one of the largest dairy enterprises in Irkutsk region.

Our operations are currently organized into three separately reported segments: dairy products, beverages, baby food, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001. In addition, at the end of 2004, we created a separately managed non-core business unit called “Agro” for the purpose of buying and managing a select number of dairy farms in certain Russian regions. “Agro” is currently reported as part of our dairy division.

In order to improve our corporate structure and management, as well as to reduce our expenses, we commenced the reorganization of our subsidiaries in April and May 2007 with the merger of 14 of our subsidiaries (Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant) into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant). We are planning to merge some other of our subsidiaries into Wimm-Bill-Dann during 2007.

We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “WBD.” Each ADS represents one underlying share of our common stock.

According to Standard & Poor’s global scale, our corporate credit rating is B+, and Moody’s Investors Service ranks our Corporate Credit rating as B1. In March 2007, Moody’s Investors Service upgraded our Eurobond Debt rating from B2 to B1 with a positive outlook. In May 2006, Standard & Poor’s Governance Services announced the upgrade of our Corporate Governance Score (CGS) from 7 to 7+, which makes our score the highest in Russia.

Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation and registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738. We operate in the Russian Federation and the CIS under a number of different trademarks and brand names, as more fully described below in “—B. Business Overview—Current Operations—Our products and brands.” Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children’s food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation, and our telephone number is +7 495-105-5805. We maintain a website at http://www.wbd.com. The information on our website is not a part of this report. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs, or the deposit agreement.

B.               Business Overview

We are one of the Russia’s largest manufacturers of food products. Our reportable business segments in 2006 were dairy, beverage and baby food products. In 2006, the dairy segment accounted for 75.0% of our sales, the beverages segment, which includes juice and bottled mineral water, accounted for 18.4% of our sales and the baby food segment accounted for 6.6% of our sales.

Since our founding in 1992, we have become the market leader in Russia in the dairy market and one of the market leaders in the juice market. In the dairy market, according to an AC Nielsen study of 24 major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader at the end of 2006 with a 34% market share in terms of value. In the Russian juice market, according to a Business Analytica survey of all of Russia, we had a 19% market share in terms of value at the end of 2006.

We currently have 36 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, and Uzbekistan, as well as distribution centers in 24 cities throughout Russia and the CIS. As of March 2007 we employed 19,582 people.

We offer our consumers a full range of quality branded dairy, juice, water and baby food products, using carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demand.

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

•       Meat, fish, poultry, fruit, vegetable and dairy purees for infants under the age of three; and

•       Products for pregnant women and nursing mothers.

Business Strategy

Our strategy is driven by clearly defined business architecture. In March 2007, our senior management, after extensive consultation, approved a concise strategic approach for the company aimed at meeting our qualitative and quantitative goals over monthly, quarterly, annual and multi-year time horizons. This approach does not mark a departure from our longer term strategic vision, rather it lends greater clarity and defines the steps to be taken following the important restructuring work implemented during 2006. The vision is that by 2010 we should be Russia’s leading fast-moving consumer goods (FMCG) company with leading key profit ratios for the industry.

Our strategy reflects our mission and is driven by a vision of where the company should be in the future. The mission, as articulated during 2006, is to help the entire family live healthier by enjoying our nutritious and delicious food and beverage products every day throughout their lives.

Business Goals

Our business goals for 2010 represent the key individual elements needed to achieve this vision. By this date, our goal is to be recognized by both consumers and all key Russian regulators as the leading food company in terms of health and nutrition and for our top ten brands by revenue to be among the top-50 FMCG brands in Russia. At the same time, we intend to undertake an accelerated process of innovation with the aim of increasing revenues by 2010.

In addition, we will seek to further strengthen our corporate image and to become one of the most desired employers of choice in Russia. Finally, by 2010, we will aim to achieve better route-to-market execution, with greater control over how products are sold at the outlet level.

Business Strategies

In order to meet these goals, our strategy is focused on key elements that are relevant across all of our business units as well as departments serving the group as a whole, including Marketing, Human Resources, Research and Development and Corporate Communications. These key elements are as follows:

•       Investing in marketing to build brand equity.   We intend to increase our marketing activities and focus sponsorship on sports and active lifestyle to promote the health and wellness values of our brands.

•       Investing in the sales team and route-to-market (RTM) control.   We will seek to increase our sales force, with consolidated key account teams focusing on large and growing retail chain customers and an increased focus on training. We have defined our merchandizing standards and are starting to implement them in the markets where we are present. Driving margin improvements through optimal brand, pack and price mix. We will study changing consumer price elasticity in order to adapt the right approach to brand, packaging type and size as well as price. New, higher margin packaging will be introduced with investment focused on higher margin brands.

•       Driving lowest appropriate cost and protecting quality.   We will regularly audit retailers to ensure quality and provide detailed quality specifications for each stock-keeping unit (SKU). We will seek to continue to improve plant efficiency and reduce logistics costs. We also intend to continue to buy out minority shareholdings and consolidate legal entities to create a more efficient and streamlined company.

•       Accelerating innovation, new category entry and acquisitions.   We will seek to continue to enter new and innovative categories and segments offering profitable growth consistent with our mission . We also intend to continue our policy of acquiring successful dairy companies across Russia and the CIS and we will carefully study opportunities for selective acquisitions of other food companies. Finally, we will continually assess the attractiveness and potential for entry into new geographic areas.

•       Strengthening human resource capability.   We operate in both maturing markets, such as Moscow and St Petersburg, and emerging markets, such as Russia’s regions and the CIS. We will strive to develop our human resource capability at all levels to attract and retain talented executives with experience in developed and emerging markets worldwide. At the same time, we are dedicated to developing our considerable human resource capacity within the company. This entails promoting talented people within the organization and providing them with experience in other parts of the business and other regions. We seek to provide ongoing opportunities for our employees to learn new skills through training and continued education in our Corporate University. A yearly appraisal process allows managers to understand what is expected from them, provides a forum for dialogue and an opportunity to discuss career planning. Improved corporate communications is also helping central management communicate the company’s plans and goals to employees across the business and build a more unified corporate culture. We understand that motivated and well-informed employees are directly responsible for our success.

Current Operations

Dairy industry

Consumption.   Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively solid development of the market for traditional dairy products, and a more rapidly developing market for yogurts and desserts.

We estimate, based on combined data from Comcon, AC Nielsen and Goskomstat, that per capita consumption of packaged dairy products in Russia was 60.8, 65.9 and 70.3 liters per year in 2004, 2005 and 2006, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. Additionally, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced products such as yogurt and dessert dairy products. We estimate that per capita consumption of traditional packaged dairy products in Russia increased 6% to 56.9 kg in 2006 from 53.7 kg in 2005. We believe that packaged dairy product consumption levels will continue to increase at a solid pace in Russia as the consumption of bulk liquid milk decreases due to increasing per capita incomes, the growing desire and demand for sterilized milk and the greater convenience of packaged products. Although consumption of bulk liquid milk, which generally consists of unpackaged milk sold in markets to consumers who bring their own packaging, has been decreasing in Russia, it is still relatively common.

Source: Company

Since its first widespread commercial appearance in Russia in the early 1990s, yogurt’s popularity has increased. For instance, the consumption of such products as drinkable yogurt, functional foods/drinks and flavored milk is relatively high among certain groups of consumers and comparable with milk consumption levels. However, the per capita consumption of the above products remains relatively low, although we believe that this segment of the dairy market has a high growth potential as incomes in Russia grow.

Source: R-TGI Comcon, as of the second quarter of 2006

According to our estimates, annual per capita consumption of yogurt and dairy desserts in Russia increased to about 8.4 kilograms in 2006 from 7.5 kilograms in 2005, reflecting an increase of 11%.

According to our estimates, annual cheese consumption (yellow, white and processed) in Russia increased by 8.7% to 5.0 kilograms per capita in 2006 from 4.6 kilograms per capita in 2005. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

Production.   Milk production and processing in Russia declined dramatically during the 1990s due to the general state of the Russian economy, a lack of raw materials due, in part, to the slaughter of dairy cows necessitated by a shortage of feed, and a sharp increase in energy prices. Additionally, the majority of Russian milk producers, comprising individual farmers and collective agricultural enterprises, operate with inefficient and outdated facilities and equipment, and function under outdated management practices.

The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 1,500 large, medium and small enterprises, according to IKAR (the Institute of the Agricultural Market). There is evidence, though, that the process of consolidation is continuing, with the less efficient producers going out of business or being acquired by larger companies. For example, our competitor Unimilk acquired various dairy plants in the course of 2005-2006 throughout Russia, including Tommas, Rosa, Cheboksarsky M.K., Solti, Permmoloko.

Additionally, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina, Lactalis and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy market. The dessert market is growing at higher rates than the traditional dairy market. It is also developing to cater to changing consumer tastes with more attention being paid to fresh health and wellness products.

We have made significant investments in the development of our own farms and also establishing long-term relationships with third party raw milk suppliers. These steps help us to address the problem of raw milk deficits and increase the quality of the raw milk we purchase. The government has also started a large scale program aimed at the revival of the agricultural sector in Russia, which we see as an important development.

Juice and Mineral Water industries

Consumption.   Before the early 1990s, consumption of juice products in Russia was limited. Juice products manufactured in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruit such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when it fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. While Russian juice consumption has recovered from the effects of the 1998 financial crisis, it is still relatively low compared to most European countries.

The following table shows annual per capita juice product consumption in liters in Russia and selected European countries in 2006:

Country	2006
Hungary	48
Germany	41
Netherland	38
UK	36
Poland	35
France	24
Bulgaria	20
Russia	18
Italy	14

Source: Euromonitor, 2006

We estimate annual per capita juice product consumption in Russia in 2006, 2005 and 2004 to be approximately 18 liters, 16 liters and 14 liters, respectively.

Consumption of bottled water in Russia is now on par with juice consumption. According to Business Analytica, per capita consumption of bottled water in Russia in 2006 was 21 liters per year. This figure is significantly lower than consumption levels elsewhere in Europe. For example, according to Euromonitor, current per capita consumption of bottled water in the United Kingdom is close to 30 liters per year, and over 140 liters per year in Italy and France.

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

Additionally, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2006, according to a Business Analytica survey of Total Urban Russia (cities with the population of over 100,000 people), the four largest Russian producers had an 84% share of the juice market. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity. According to the Business Analytica survey, during 2006, there were more than 100 brands of juice products in the Russian juice market, though 10 of them accounted for 78% of the market. The bottled water market in Russia is characterized by a large number of brands, including local brands that are strong in the regions where they are produced. In addition, the leading brands in Moscow differ from those with leading market shares in many of the regions outside of Moscow. According to Business Analytica, in 2006, the top ten bottled water producers in Russia had jointly a 73% market share in Moscow and a 68% market share in the ten largest cities of Russia in terms of value. This difference is largely due to the prominence of local or regional producers in certain regions outside of Moscow whose water products are less expensive than those of national brands. The joint Moscow market share of the two largest international bottled water providers, Pepsi and Coca-Cola, decreased from 29.2% in 2005 to 28.5% in 2006 in terms of value, according to Business Analytica. Coca-Cola became the market leader in terms of market share in Moscow in 2006 followed by Pepsi and domestic producer Shishkin Forest.

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

From 2003 to 2006, the baby food market in Russia grew by 56% in terms of volume, according to our estimates. Three regions of Russia currently account for over 70% of nationwide baby food product sales, including the Central region (including Moscow), the Northwest region (including St. Petersburg) and the Volga region, according to our estimates.

In 2006, the Russian government launched a nationwide program aimed at improving the health of the nation and increasing the birth rate, which we believe could have a positive impact on the baby food market over the next five years. Within the framework of the program, mothers get additional compensation for the birth of their second child. More and more Russian women go back to work shortly after giving birth. Many of them rely on ready-to-eat baby food.

Production.   The baby food market emerged in Russia in the early 1990s with a government plan to build approximately 110 production sites throughout the country to develop baby food products such as meat, fruit, vegetable, grain and fish purees and various dairy products. Although only a small number of these government-sponsored production sites have since been built, domestic and foreign producers of baby food started to acquire production facilities in Russia in the second half of the 1990s. Since 2000, the baby food market has grown substantially with additional types of products being introduced and increased consumption due to the increasing birth rate in Russia.

Today, both Russian and foreign producers are present in the market, with foreign producers generally operating in each of the four main product categories and Russian producers generally operating in individual categories.

In the individual product categories, foreign producers currently dominate the powdered formula and cereals market, while domestic producers hold leading positions in the liquid dairy products and supplemental infant food market.

Our products and brands

Our dairy, beverage and baby food products accounted for 75.0%, 18.4% and 6.6% of our net sales in 2006, respectively. Our principal geographic market is Russia, with Moscow being the most significant one. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volumes and their growth rates:

	2006	2005(1)	2004
Dairy products
Sales (in million USD)	1,321	1,004	818
Annual sales growth (% year on year)	31.6%	22.6%	33.5%
Percent of total sales	75.0%	72.0%	69.1%
Sales volume (in th. tons)	1,354	1,195	1,099
Annual volume growth (% year on year)	13.2%	8.7%	14.4%
Beverage products
Sales (in million USD)	324	303	301
Annual sales growth (% year on year)	6.9%	0.7%	9.3%
Percent of total sales	18.4%	21.7%	25.4%
Sales volume (in million liters)	447	436	463
Annual volume growth (% year on year)	2.5%	(5.7)%	(3.3)%
Baby food products
Sales (in million USD)	117	88	65
Annual sales growth (% year on year)	33.5%	35.9%	40.7%
Percent of total sales	6.6%	6.3%	5.5%
Sales volume (in th. tons)	66	58	50
Annual volume growth (% year on year)	14.7%	15.5%	8.9%
Total net sales (in million USD)	1,762	1,395	1,184

(1)          Previously, the Company classified as sales revenue amounts from sales of non-milk inventory and services; related expenses were included in the cost of sales. Commencing 2006, the Company began classifying such items in other operating expenses. Prior net sales and cost of sales have been reclassified accordingly for comparative periods presented in the accompanying financial statements. This change in classification has no effect on previously reported net income.

Dairy products and brands

Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total dairy revenue in 2006, 2005 and 2004 are as follows:

Product line	Types of products	Main brands	Approximate percentage of total dairy revenue in 2006	Approximate percentage of total dairy revenue in 2005	Approximate percentage of total dairy revenue in 2004
Traditional products	Sterilized and pasteurized milk, concentrated milk, butter, cream, traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese, sour cream, milk porridge	“Little House in the Village”, “Happy Milkman”,“M”, “Kuban Cow”, “Bio-Max”	58.2%	57.4%	56.0%
Yogurts and dairy desserts	Traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk and kefir, puddings and flavored cottage cheese	“Neo”, “Chudo”,	36.3%	36.9%	39.5%
Cheese	Traditional cheese products	“Lamber”, “Happy Milkman”	5.5%	5.7%	4.5%

The Russian market for packaged dairy products has several defined market segments. It can also be divided into non-branded and branded products, although non-branded products generally cover only the low segment of the market. Our branding policy is designed to ensure we reach customers in most of the segments with the right mix of brands, brand images, products and packaging formats. We support strong national brands, as well as local brands which are well established in their respective regions. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

Segment	Purchaser material well-being scale	Traditional products	Yogurts and dairy desserts	Health-oriented enriched products	Cheese Products
Premium	Enough money to buy major household appliances, monthly income above $500 per family member	“NEO”
Upper-middle and middle	Enough money to buy major household appliances	“Little House in the Village”, “33 Cows”, “Na Zdorovye”	“Chudo”	“Bio-Max”	“Lamber”
Middle and lower-middle	Enough money to buy food and clothing, but not enough to buy major household appliances	“Happy Milkman,” “Slavyanochka,” “Kubanskaya Cow” and “M”	“Frugurt,” “Lada”	“Our Doctor”	“Happy Milkman”
Econom	Enough money for food only	“Zavetny Bidonchik”, “Pastushok”

In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. In 2003 we launched the premium “NEO” brand and the mass-market “Zavetny Bidonchik”. We expanded our “NEO” brand in 2004 and 2005 to offer a broader selection of products in this attractive premium segment. In 2006, we entered a totally new category of “fresh chocolate”, distributed through cold chain and sold on the cold shelf, with a premium brand “Morand”.

Market trends and competition.   The Russian dairy market has been growing in the last three years. According to our estimates, the total market for packaged dairy products in Russia was 8.7 billion liters in 2004, 9.4 billion liters in 2005 and 10.1 billion liters in 2006. We believe that consumption may continue to increase at a more moderate pace, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for yogurt and dessert products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf lives, including sterilized milk.

Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and currently includes over 1,500 large, medium and small enterprises, according to Institute for Agricultural Market Studies (IKAR). Due to the high degree of fragmentation, the market is very price competitive. From 2000 to the present, we have expanded our distribution service, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly widening our regional product offerings as consumer spending is growing steadily in the regions. Cutting costs and improving the quality of our products remain our main focus areas. We believe that these strategies have increased public awareness of our products and helped us expand our market share. We have also increased our production of value-added products available in attractive and convenient packaging.

In the dairy market, according to an AC Nielsen study of 24 major cities, including Moscow and St. Petersburg, we were the market leader at the end of 2006 with a 34% market share in value terms. In the traditional dairy market, we lead the market with a 33% market share in value terms. In the enriched dairy market, our share was approximately 29% in value terms at the end of 2006. In yogurts and desserts, we were the market leader with almost 44% in value terms.

In traditional dairy, we compete primarily with local producers, such as Unimilk, Voronezhsky M.K. (Molvest), as well as with a number of smaller regional producers. In enriched dairy, we compete primarily with Groupe Danone. In yogurts and desserts and, to some extent, in products for children, we compete with foreign producers such as Danone, Campina and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

•       Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurts, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the AC Nielsen study of 24 cities, in 2006, Danone had a 21% market share in yogurts and desserts and a 15% overall share of the Russian dairy market in value terms.

•       Unimilk, the second largest dairy holding company in Russia. Unimilk has over 20 dairy production facilities in Russia and two in Ukraine. Its largest production facility, the St. Petersburg-based Petmol, produces a wide range of dairy products. According to the AC Nielsen study of 24 cities, in 2006, Unimilk had a 13% market share in traditional dairy, a 5% market share in yogurts and desserts and an 11% overall share of the Russian dairy market in value terms.

•       Ehrmann, a German company producing yogurts at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the AC Nielsen study of 24 cities, Ehrmann had a 7% market share in yogurts and desserts in 2006 in value terms.

•       Voronezhsky M.K., a Russian company producing a wide range of dairy products. Its main brand names are Vkusnoteevo and Ivan Poddubniy. According to the AC Nielsen study of 24 cities, Voronezhsky M.K had a 3% market share in traditional dairy and a 2% overall share of the Russian dairy market in value terms.

•       Campina is an international co-operative dairy company that specializes in production of milk, yogurt and desserts. Its main brand names are Campina, Fruttis, Nezhniy, Stupinskoe and Yogho!. According to the AC Nielsen study of 24 cities, Campina had a 9% market share in yogurts and desserts in 2006 and a 2% overall share of the Russian dairy market in value terms.

Recent trends also indicate that industry consolidation may lead to the emergence of larger domestic producers, which could become our significant competitors.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly offering products to an average Russian consumer with an average income. For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. In April 2005, Danone announced the opening of new production lines at its factory near Chekov in the Moscow region, which increased the factory’s capacity to 250,000 metric tons. Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life, and announced plans in 2005 to expand its production of dairy beverages in the Moscow region, increasing Campina’s total investments in Russia to over $100 million. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Laktalis and German company Hochland. In 2004, Lactalis acquired Foodmaster International, a company owning seven dairy factories in Kazakhstan, Moldova and Ukraine that produce milk, kefir, sour cream, yogurt and cheese. In Russia, Lactalis owns Lactalis Istra, a factory located near Moscow with capacity to produce up to 6,000 metric tons of cheese annually, and in Ukraine it owns a dairy plant in Nikolaev that produces various dairy products. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Beverage products and brands

Our beverage products consist of juice and bottled mineral water products. In 2006, juice products made up 96% of beverages sales with bottled mineral water accounting for 4%.

Our juices are produced primarily at the Ramenskiy Plant in Moscow (renamed to Wimm-Bill-Dann Beverages in 2007) and at Fruktopak in Tula, and we have also installed juice lines at our dairy production facilities in Vladivostok, Novosibirsk and at the Tsaritsino Dairy Plant in Moscow. Our mineral water is produced at our two plants in the Essentuki area.

Our principal beverage product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars produced from juice concentrate

•  “J-7,” covering 13 kinds of fruit and berry juices and nectars

•  “100% Gold,” covering 9 kinds of fruit and berry juices and nectars

•  “Lovely Garden,” covering 17 kinds of fruit and berry juices and nectars, 5 kinds of juices and nectars enriched with vitamins and 3 kinds of traditional Russian berry drinks

Enriched juice-based drinks	• “J-7 Exotic,” an exotic fruit juice and nectar range
Traditional berry-juice-based drinks	• “Wonder Berry,” covering 7 kinds of berry-juice based drinks and 3 kinds of berry compote
Mineral water	• “Essentuki,” covering 3 kinds of therapeutic mineral water (Essentuki #4, #17 and #20) • “Novoessentukskaya,” covering 1 kind of therapeutic mineral table water

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

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice- based drinks	Mineral water
Upper-middle	• Aged 20-45 • Men and women in the middle to upper-middle income bracket • Active, optimistic and open-minded	“J-7”	“Wonder Berry”	“J7 Exotic”	“Essentuki”
Middle	• Aged 25-45 • Primarily married men and women with children in the middle income bracket • Self-confident, rational, but not trend setters	“100% Gold”
Lower-middle	• Aged 25-45 • Men and women typically with children and below average incomes; family oriented	“Lovely Garden”	“Lovely Garden”		“Novoessentukskaya”

In 2004, we introduced new packaging and marketing approaches for “J-7” brand products, including a change from Tetra Brik and Tetra Slim to Tetra Prizma and the launch of PET packaging. When launched, the new products with PET bottle packaging were unique for the Russian market. We also launched a new product under our “Lovely Garden” brand in 2004 called “Lovely Garden—10 Vitamins.” In 2005, we released “J-7 Bio,” a prebiotic drink sold in PET bottles. We also began selling berry compotes under the “Wonder Berry” brand at the end of 2005, and began producing 3 types of mors, a traditional Russian berry drink, under the “Lovely Garden” brand. We also began producing “J7” and “100% Gold” juices and nectars in 1.5 liter formats, and “Lovely Garden” juices and nectars in 2.0 liter containers. In

2006, we added a new 0.425 liter container to the “Lovely Garden” range, and began selling certain juices and nectars in PET bottles. We also began producing “100% Gold” juices and nectars in 0.5 liter formats.

Our main water brand is produced at factories from underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. In 2005, we merged our water and juice businesses into a single “beverages” business unit to further reduce costs and benefit from natural synergies.

In August 2003, we acquired underground wells and a factory that produces “Essentuki” mineral water and acquired an additional Essentuki mineral water plant in October 2005. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia’s best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.54 liter dark green bottles long associated with the brand. We also produce Essentuki in 1.5 liter plastic bottles. We remain committed to expanding our Essentuki production capacity.

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

Market trends and competition.   The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 2,515 million liters in 2006, according to Business Analytica, from 2,191 million liters in 2005. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to Business Analytica, in Moscow, which enjoys higher average per capita incomes than most other parts of Russia, the average consumption of juice in 2006 was approximately 44 liters per capita, as opposed to national per capital consumption of approximately 19 liters per capita. The most dynamic growth in recent years has been in the lower-middle price bracket, which we expect will continue to drive market growth in the foreseeable future.

The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that significant growth opportunities lie in the regions of Russia. In many of them juice is still a novelty and we believe that with rising household incomes there will be a growing demand for lower-middle juice offerings. The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices.

In the Russian juice market, according to a Business Analytica survey of all of Russia, we had a 19% market share in value terms at the end of 2006.

Our principal competitors in the Russian juice market include the following companies:

•       Multon is based in St. Petersburg and, according to Business Analytica, had a 21.1% market share in Russia at the end of 2006. Its “Rich,” “Kind” and “Niko” brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising. Multon was purchased by Coca-Cola in 2005.

•       Lebedyansky is based in the Lipetsk region and, according to Business Analytica, had a 28% market share in Russia at the end of 2006. Its “Tone,” “I,” “Fruit Garden” and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer. Lebedyansky raised over $150 million in its initial public offering in Russia in 2005.

•       Nidan is a Novosibirsk-based Russian company that, according to Business Analytica, had a 15.6% market share in Russia during 2006.

The market for mineral water is characterized by rising consumption, as well as many local brands that are strong in their respective home regions. According to Business Analytica, the total market for bottled water in Russia increased to 2,970 million liters in 2006 from 2,380 million liters in 2005. Russian bottled water producers dominated the market, with a 67% market share in terms of value, while the share of the two market leaders, PepsiCo and Coca-Cola, accounted for 33%, according to a Business Analytica survey of Russia’s 10 largest cities in 2006. According to the same survey, we were among the top ten water producers in Russia, with a 2.7% market share by value. The market growth in recent years has been driven mainly by the increased consumption of bottled water sold in large packaging, which is consumed for drinking, as well as cooking purposes. We believe that this market will continue to expand in the coming years due to the growing per capita income in Russia and increasing concern among the population over food and water quality.

Baby food products and brands

Our baby food products, sold under the “Agusha” brand, include liquid dairy baby food, juice, purees and products for pregnant and nursing women. These products are mainly produced at the Moscow Dairy Baby Food Plant and at the Kursk Baby Food Plant as of late spring 2007. In 2006, baby food products comprised 6.6% of our total sales.

In 2005, we created a separate baby food segment. Prior to 2005, baby food was part of our dairy segment.

We are currently developing our baby food division by focusing on regional expansion and increased production. We also plan to launch new products, as well as expand the range of the existing ones.

To further our development strategy, we acquired the Kursk Baby Food Plant in July 2005 and have overhauled it throughout 2006 and early 2007. The plant sources certain of its raw materials from its own fruit orchards, and our acquisition of the plant will allow us to expand our baby food product range to include fruit and vegetable purees.

Market trends and competition.   The baby food market in Russia has been experiencing dynamic growth in recent years, supported by improved market conditions, including rising average incomes, more stringent government regulation of baby food production and the introduction of various state-supported social programs aimed at improving domestic birth rates and providing maternity assistance. As a result of these improved conditions and increased consumer demand, domestic production of baby food products has increased over the last few years, with certain of Russia’s major juice and dairy producers increasing their production capacity and introducing new baby food brands. Foreign producers are also active in the market and, similar to the dairy and juice markets, several such producers have begun to focus on establishing local production capacity in Russia. We believe that market consolidation is likely over the next several years, with the largest foreign and domestic baby food producers acquiring smaller regional producers in order to increase their production capacity. In addition, we believe continued market growth will lead to the emergence of product price segments similar to those in the juice and dairy markets. Given the existing low per capita consumption of products specifically produced for babies and the fact that spending on such products increases as family incomes grow, we see this market segment as providing an opportunity for growth. Another factor driving the growth of the Russian baby food market is the increase in the number of infants aged four and under by 3.5% in 2005 and by 2.5% in 2006.

We were the market leader in dairy products for kids and infants in Russia in 2006, with 63% value share, followed by Petmol (part of Unimilk, Tyoma brand) with 25% value share. Nestlé and Nutricia were the market leaders for powdered formula and cereals, with 46% and 34% value shares in powdered formula and 19% and 28% value shares in cereals, respectively. The preceding market share data is in value terms and based on MEMRB Retail Tracking Services’ latest research. Local producers of baby food products are also active in regional markets, the largest of which are the Zelenodolsk Baby Food Dairy Plant, Ekaterinburg Dairy No. 1, Novosibirsk Dairy and Ratmir Tver Dairy.

Among the leading producers of baby food products in Russia are foreign producers such as Nestlé, Nutricia, Heinz and Hipp, which generally operate in all of the main baby food categories, as well as domestic producers such as us, Nutritek, Azov KDP, MK Tikhoretsky and Lebedyansky, which generally operate in select baby food product categories. According to MEMRB, the foregoing producers held an approximately 78% market share in the Russian baby food market during 2004 in terms of value. According to our estimates, the market share of foreign producers declined in 2005 and 2006, while the market share of domestic producers increased. However, sales of baby food products in Russia increased during this period for both foreign and domestic producers due to the overall growth in the market.

In addition to our “Agusha” brand, other brands competing in the infant liquid dairy products market include baby food brands “Rastishka” “Tema”, “Prince”, “Nasten`ka” and others. In the supplemental infant foods category, we compete with brands including ”Azov,” “Vinni” and “FrutoNyanya.” In the cereals category, our main competitors consist of brands from foreign producers, including Nutricia, Kolinska, Podravka and Heinz. The main producer of baby drinking water is Zelnogradsky Istochnik, producing under the “Malyshka” brand.

New Product Development

For a leading consumer goods company operating in an ever more competitive marketplace, we rely on the process of innovation in order to strengthen our market position and win market share in other segments. A high technology research and development capability is a crucial competitive advantage for us and a key to our long-term profitability growth.

Our Research and Development (R&D) base, employing more than 40 people, is located at Lianozovsky Dairy Plant in Moscow, the company’s flagship enterprise and one of the largest and one of the best technically equipped dairy production facilities in Europe. R&D creates and tests new products for the company’s Dairy, Beverages and Baby Food Units, working closely with production across the company. Since 2006, with the creation of the new post of Head of Marketing and Innovation, R&D is working even more closely with Marketing to combine intelligence and research about changing consumer habits and patterns to develop new products across all three main business units.

Innovations can include enriched versions of existing products, new formats and packaging for popular products—changing how they are consumed—and wholly new products for the Russian market. New packaging technology can turn a product into a convenient snack or meal, such as “Happy Milkman” kasha with a spoon. All of these innovations are aimed at providing higher margin goods for the company and nutritious, convenient and tasty foods for the consumer.

Looking forward, new product development is being conducted in line with the company’s mission to provide healthy, high-quality and safe foods for the entire family. Functional foods, products aimed at women and convenience products for busy lifestyles are key areas of focus. The department is working to develop new, enriched products that deliver added nutrition through the use of biologically active ingredients that help deliver essential nutrients. In Baby Food, R&D is focused on the development of new lines of meat and vegetable containing foods, as we look to expand our strong market position in this still developing market segment.

Much of our new product development effort over the past three years has focused on higher-margin, value-added yogurt and dessert products to help ensure that we can offer products that match the quality and variety offered by our main foreign competitors in Russia. At present, we are focused on the development of value-added dairy products oriented towards Russian consumers, taking into consideration the general deficit of micro- and macro-nutrients in the diets of the average Russian consumer.

An example of a value-added innovation is our new line of chilled truffles, “Morand”, launched in October 2006. It is the first line of fresh chocolate launched in Russia and contains fresh cream. Aimed at the premium end of the confectionary market, the truffles are sold in the chilled section of supermarkets.

We also continued to actively develop our cheese products and enriched dairy products during 2005 and 2006. We also expanded our cheese production, introducing new brands and varieties. For example, we introduced a wide selection of processed cheese products under our “Happy Milkman” brand, as well as hard cheese products sold under the new “Lamber” brand, including a creamy hard yellow cheese product. In addition, in 2005, we launched a new line of “5 Grain” yogurts and cottage cheese products, a low lactose milk under the “Bio-Max” brand, a fruit smoothie drink “La Fruit” and a new yogurt product sold with a plastic spoon to enable easy consumption anywhere both under the “Chudo” brand.

In 2006, we launched a new kefir called “Effective” under the Bio-Max brand. In addition, in 2006, we launched rice pudding under the “Happy Milkman’’ brand.

In the beverages segment, we launched a new product under our “Lovely Garden” brand called “Lovely Garden—10 Vitamins” during 2005. In the same year, we introduced new PET bottle packaging for this brand.

In 2006 we launched a new production line at the Kursk Baby Food Plant for juices and fruit purees. In the first quarter of 2007 we launched new Agusha product ranges, including meat and fish purees containing essential vitamins and minerals and made from GM-free ingredients.

Advertising and Marketing

Brand building and marketing have always been at the core of our business. Since the early 1990’s, we have built brands into household names in Russia and the CIS, from the J7 brand of juice to one of Russia’s first yogurts under the Chudo brand to Agusha, a popular baby food brand.

Our marketing strategy is aimed at turning our leading portfolio of brands into even stronger competitive advantage. We will aim to accelerate product innovation based on a deeper understanding of consumers and faster reaction to new trends in the marketplace. As the cost of advertising on Russian television continues to rise, we will concentrate on larger and more efficient campaigns to reach target consumer audiences.

Investment in some 10 power brands in 2007 is aimed at increasing their average selling price and market share, while achieving the right product mix. We believe that even our most successful brands still have considerable untapped potential.

In juice, the J-7 brand has seen radical changes in 2007, with a new, targeted advertising campaign, new packaging and new pricing structure.

Instead of viewing products within the context of a single market niche, all of our power brands are today being positioned on the basis of health and wellness, reflecting our mission and the emerging trend toward healthier lifestyles visible today in Russia. We see each brand as a reflection of our broader corporate identity, with our label on every product aimed at conveying a consistent message of quality, tastiness and health.

In addition, the scientific potential of the Research and Development (R&D) division and consumer knowledge have been brought together, with R&D reporting to marketing. The innovation process has been accelerated with a focus on value-added, functional foods.

Our advertising and marketing expenditures of $54.3 million in 2004, $57.9 million in 2005 and $76.2 million in 2006 constituted 4.6%, 4.1% and 4.3% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase significantly due to market competition and annual media inflation. According to Gallup, in Russia, we were the third largest advertiser in 2004 and the ninth largest advertiser in 2005, and the twelfth largest advertiser in 2006.

We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets. We also plan to continue our aggressive advertising and marketing of selected new products.

We have also built brand awareness through charitable work and sponsored events. For example, in 2004, 2005 and 2006, we sponsored the “Tefi” National Television Awards program. For several years, we have sponsored International Charity Foundation events benefiting orphans through its “Hope Around the World” program. We also support several other charitable organizations and serve as a trustee of the Charity Foundation for Special Grants, which was headed by the late Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

In 2006, we made substantial investments in our Sales and Distribution (S&D) function as part of a long-term commitment to improve our “route-to-market” and enhance the management of our supply chain.

Today, Russia’s retail landscape is in the midst of a transformation. International and domestic food retail chains, the familiar retail model in Western countries, have expanded, replacing more traditional outlets such as open markets and kiosks. According to a Business Analytica retail audit in Russian cities with 100,000 plus population, at the end of 2006, modern format food retailers, including supermarkets, hypermarkets and discounters, accounted for around 25% of all retail food and beverage spending. By 2010, modern formats are expected to account for nearly 35% of all retail food spending in Russia.

In Moscow, the country’s largest single market, this ratio is considerably higher and in the last few years, foreign and domestic retail chains have focused on expanding in large regional cities, in particular targeting fast-growing but under-served regions such as the Urals and Siberia. At the same time, the absolute size of the retail market continues to grow every year, with Russia’s regional markets seeing the fastest growth. According to Russia’s federal Rosstat statistics agency, total retail sales grew by around 13% year-on-year in 2006 for Russia as a whole.

We attempt to meet the changing and increasing demands of our customers by planning appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a network of distribution centers and trade offices throughout Russia and other countries of the CIS. Specifically, we had 14 dairy distribution centers by the end of 2006. This number had reached 20 by the end of March 2007. We also had 15 beverage trade affiliates that provide us with a broad national presence and facilitate the sale of our products in populous regions and in certain regions where we do not own production facilities. These distribution centers function as distribution points in their respective regions, and also coordinate certain local trade marketing. We also sell our products directly from our production facilities.

A key part of our strategy is to enhance control over the “route-to-market” and collaborate successfully with retailers to ensure key brands are well positioned in retail outlets, priced correctly and maintained at the same high quality as when they left the factory. Investment in our own fleet of cold-chain delivery vehicles represents a substantial upfront cost, but ensures better control and flexibility over deliveries of perishable dairy products. Across the company, improvements are being made to the supply chain to reduce costs, maintain quality and tightly track products from the factory to the consumer.

During 2006, we increased the number of sales representatives and focused on the development and training of Key Account Management teams to service key retail customers and take advantage of new opportunities for merchandizing. We are also developing our merchandising standards and setting up showrooms for our sales personnel and distributors to showcase our brands and provide a template for merchandizing strategies.

Distribution

Due to different consumption patterns and product characteristics, our dairy, baby food and beverages businesses require different distribution strategies. We have therefore built two distribution systems: one for our dairy and baby food, and the other one for beverage products, although we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible.

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

Our infant dairy products produced by the Moscow Baby Food Plant are also purchased by the Moscow City Government, which, in turn, distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2005 and 2006, the Moscow City Government purchased 36% and 33% respectively of our total baby food sales. The baby food product sales volume distributed through the milk kitchens has been decreasing while, at the same time, the volume of commercial sales has increased. For a description of the risk relating to our reliance on the Moscow City Government to purchase our infant dairy products, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.”

Our beverage products have longer shelf lives than dairy products, which allows us to distribute these products to customers across the country. We have established a broad distribution network, with distribution centers in all key Russian cities with populations of more than one million and representative offices and sales agents in smaller regions. Typically, a distribution center includes sales and marketing personnel dedicated to serving each customer group separately, and accounting and logistics personnel.

Customer base and pricing

Reflecting the many sales channels present in Russia’s regional markets, we rely on a variety of them, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open air markets, pavilions and restaurants. However, as the share of chain retailers grows, our strategy has been to increase the share of our own direct distribution to retail clients, while maintaining long-standing, often exclusive relationships with independent distributors in specific market segments and geographic areas.

Independent distributors.   As a percentage of our total sales during 2006, in terms of product value, we sold 63% of our dairy products, 79% of our beverage products and 46% of our baby food products through large networks of independent distributors. The process is controlled by our sales personnel.

•       All of our dairy distributors in Moscow are exclusive to us and do not distribute the dairy products of our competitors. We also implemented a segmentation program among the Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy product market and distributes in accordance with our unified pricing scheme. In St. Petersburg and the surrounding areas, we also have large independent distributors who purchase products from us in accordance with the segmentation program. We believe that this strategy increases the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels.

•       As of December 31, 2006, our beverage product distribution network consisted of 15 affiliate offices throughout Russia. We have reduced the number of distributors we work with and broadened the scope of sales made through the distributors to include sales to sub-distributors, wholesalers and small retailers. In Moscow, our independent distributors act principally as logistical coordinators, as our sales representatives work directly with retail outlets and other customers in making sales but rely on the distributors to execute the orders through delivery and payment collection. Outside of Moscow, we rely more heavily on our independent distributors to make sales in addition to coordinating payment and delivery logistics. Some of our beverage distributors have teams devoted exclusively to the sale and distribution of our products, with such teams compensated by us and the relevant distributor.

•       A number of independent distributors with whom we work purchase both dairy, beverage and baby food products from us. We offer our independent distributors certain discounts off our base prices. A long-term tariff plan is developed with each independent distributor that provides the terms of the discount and deferred payment plans. The terms of these tariff plans may be adjusted from time to time based on the performance of a distributor.

•       Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. The Lianozovsky Dairy Plant computer center launched its Internet order system in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002, we began using this automated order system with our smaller independent distributors as well.

•       During 2004, we worked and invested with our independent distributors in Moscow to establish warehouses and transportation capable of supporting a “cold supply chain” in order to maintain our products’ integrity, freshness and nutritional value.

Supermarket chains.   As a percentage of total sales in 2006, in terms of product value, we sold 29% of our dairy products, 14% of our beverage products and 21% of our baby food products to supermarket chains in Russia. We believe that the importance of these customers will continue to grow in the coming years. Our approach to supermarket chains is to increase our share in this sector by becoming the supplier of choice to the major retailers by developing key supplier relationships and improving customer service standards. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use.

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

Other sales.   We sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments, while our baby food products are sold to milk kitchens in Moscow pursuant to the terms of a Moscow City Government tender. As a percentage of total sales in 2006, in terms of product value, we sold 5.3% of our dairy products, 5.2% of our beverage products and 33% of our baby food products to these other customers.

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

Export program

We began exporting our juice products, in particular our “Wonder Berry” traditional berry-juice drinks, to Western markets in 1999, mainly focusing on Russian communities abroad. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

We currently export our juice products to the United States, Canada, Australia, Germany, France, Israel, Latvia, Estonia and Lithuania. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Georgia, Armenia and Moldova, and we further developed our distribution channels, marketing efforts and sales in Belarus during 2006. We also export our “Essentuki” mineral water, principally to the United States, Canada and Moldova. Our beverages export sales totaled $2.6 million in 2004, $3.0 million in 2005, and $3.3 million in 2006.

We export dairy products to Belarus, Azerbaijan, Georgia, Moldova, Turkmenistan and Armenia. Our dairy products are distributed in these countries through independent distributors, and our dairy export sales totaled $2.5 million in 2004, $4.2 million in 2005 and $8.6 million in 2006.

At the end of 2005, the Tsaritsino Dairy Plant received a license to export dairy products to the EU. During the licensing process, all of the plant’s equipment and production, technological and control processes were inspected to ensure compliance with international norms and standards. The Lianozovsky Dairy Plant received a similar license in 2004 and currently exports dairy products to the Baltic States and Germany.

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

Production and raw materials

Production efficiency and quality

Our Quality System (QS) is a clearly defined set of procedures that work together to ensure quality process control and quality assurance.

Our QS undertakes Supplier Assessment audits to ensure suppliers provide materials that meet our exacting quality standards. This includes raw materials for making our products, packaging and equipment. Our experts work with existing and prospective suppliers to ensure their goods can demonstrate compliance with our quality, safety and performance standards. Suppliers are graded and assigned Key Production Indicators (KPIs) based on the criteria of product quality, delivery, cost and responsiveness. This work not only ensures suppliers meet our standards but helps make them more efficient, lowering our input costs.

The QS plays a critical role in ongoing technological integration across all of our factories and trading groups. In the Dairy Business Unit, where we have invested substantially since 2003 in modernizing acquired production facilities, quality control experts have led the Unification Project, aimed at establishing tight coordination of the manufacturing process at many of our geographically distant plants. Consistent manufacturing procedures and technology mean plants operating thousands of kilometers apart can make products with consistently high and uniform taste and quality.

We have our own certified research laboratory with a team of scientists and experts. Samples of all our primary ingredients and samples of our final products undergo microbiological analysis and in-depth testing. In addition, we have laboratories at all of our plants that perform quality checks on our products at all stages, including quality checks on the raw milk supplied by dairies to us, the materials at our production facilities and the finished products in our warehouses.

The Trade QS measures the quality of the product and packaging in the marketplace itself. Under a system being launched in 2007, trade sampling and laboratory analysis match products against our specifications and provide a Quality Index calculation determining whether a product meets the high standards set by us for our consumers.

In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production, Moscow State University of Applied Biotechnology, All-Russian Institute of Dairy Industry and the GFL-Laboratory in Berlin, Germany. This cooperation has provided our employees with scientific advice, solutions to technical problems and on-site training. We also work closely with several multinational raw material and additive suppliers in order to benefit from their collective technical expertise in relation to our new product development and evolving quality standards.

In addition, our researchers and quality control experts work closely with Russian federal bodies and their regional and local departments, such as the Sanitary and Epidemiological Inspectorate and the country’s main consumer safety agency, known as Rospotrebnadzor. We work actively with lawmakers and government experts to develop new regulations and procedures for the food industry aimed at making sure rules are clear for all participants.

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

To improve the feedback and receive queries from the customers a nation-wide toll-free hot-line was developed and implemented. The number is printed on our packaging for all of our products.

We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovsky and Tsaritsino Dairy Plants, we installed new equipment improving the quality of raw milk used in production; at the Timashevsk Dairy Plant, we installed an automatic system controlling production processes; and at the Vladivostok Dairy Plant, we modernized the water purification system. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce a children’s cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other dairy plants.

During 2005, we continued to modernize the Lianozovsky and Tsaritsino Dairy Plants by upgrading acceptance workshops, broadened our cheese production capacity at the Rubtsovsk Dairy Plant in order to satisfy the growing demand for our hard cheese products and added a new production line for porridges and processed cheese at the Timashevsk Dairy Plant. At the Tsaritsino Dairy Plant, we installed new production lines for yogurt in unique packaging with a spoon attached and a new production line for a smoothie beverage sold under our new “La Fruit” brand. At the Vladivostok Dairy Plant, we installed three juice production lines to produce “Lovely Garden” and “J-7” juice products.

During 2006, we installed a new innovative line of fruit preparation that allows us to improve the quality of jams used in our products. A unique technology for aseptic dairy-based sauce production was developed and implemented at Lianozovsky Dairy Plant. A new filling line with tunnel autoclave was installed at the Kursk Baby Food Plant. New technologies for purification of raw juice were implemented at Rameskoye.

We are currently starting the installation of new production lines and upgrading of the existing ones at our newly acquired plants, Ochakovskiy Dairy Plant, Manros and Angarsky Dairy Plant (MOLKA). These renovations are expected to be completed by the end of 2007

Food raw materials

The main raw materials we use in our production include the following:

•       raw milk, which we generally obtain from domestic farmers;

•       powder milk, which we generally obtain from our own production, domestic producers or import;

•       bacteria cultures, which we generally import;

•       flavorings, which we generally import;

•       sugar, which we generally import;

•       juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

•       other ingredients such as frozen fruits, aromas and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to build long-term strategic relationships with the suppliers-partners. We have focused on developing partnerships with established leaders in the field of local and global food production, including the leading Russian and international sugar, fruit concentrates and purees, powder milk, frozen fruits and ingredients producers.

We purchase almost all of our raw materials from the producers and do not engage in a significant amount of barter transactions. We purchase certain raw materials such as bacteria cultures, juice concentrates and flavors from foreign manufacturers when products of appropriate quality are not available locally.

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

“Milk Rivers” program.   We have strengthened our position in the dairy market by developing our own network of raw material suppliers, in significant part through investments that support agricultural producers. Our investment in these programs totaled $1.9 million in 2005 and $1.3 million in 2006.

In the summer of 1999, we merged and formalized these programs under our “Milk Rivers” program, through which we provide local dairies with trade loans, feed, and leased combines and milking and refrigeration equipment. In selecting farms to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds. We also look for producers that can help balance out the seasonality in raw milk production volumes.

Under the Milk Rivers program, we have rented advanced milking, feed production, feed-chopping and refrigeration equipment for periods from three to eight years for agricultural enterprises located in the

Moscow and other regions, including Voronezh, Nizhny Novgorod, Ufa, Novosibirsk, Krasnodar and Altai. The lease receivables are offset with milk supplies based on a predetermined schedule during the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk cooling and the temporary storage of milk at farms and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm. We have also set up a service center to assist the participants in keeping the leased equipment in good repair.

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

The demand for our juice products traditionally peaks during April through May and in December. We believe that the high demand during April through May is related to the public’s heightened desire for vitamin-rich food and drink products during the transition from winter to spring, and the high demand in December is related to increased juice consumption during the holidays.

The demand for both dairy and juice products in southern Russia rises in the summer due to an increase in the number of tourists.

Sales of certain baby food products are affected by seasonal factors. In particular, sales of juice and purees for babies are typically 10-15% higher during the summer months, while sales of liquid dairy baby products are typically 5-8% lower in the summer due, in part, to the fact that many Russians travel to the countryside for vacations in the summer and are unable to transport such products, which have short shelf lives.

Packaging

Our principal packaging raw materials include materials needed for packaging our dairy and juice products, consisting mainly of five groups:

•       aseptic paper

•       nonaseptic paper

•       plastics (PP, PE, Polysterene and others)

•       foils

•       corrugated board

Our main supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products.

Tetra Pak supplied approximately 60% of our total packaging materials in 2006 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements.

As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants. See Note 27 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

We have established similar relationships with companies such as SIG Combibloc (aseptic paper for juice and milk) and Elopak (nonaseptic paper).

As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Gofra, Polimer, Formoline, Formaplast, Eximpack, Lukoil-Neftekhim and Planet Thermoforning.

We focus on two main areas building our procurement strategy:

•       standardization of specifications for raw materials and packaging allowing group purchasing

•       strategic relationships with key group-wide suppliers

These two factors are aimed at allowing us to benefit from economies of scale, which we believe will lead to enhanced effectiveness and cost optimization.

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

Insurance

We maintain property insurance coverage for our 19 major Russian facilities, including Wimm-Bill-Dann Foods, Wimm-Bill-Dann, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ochakovo Dairy Plant, Ramenskiy Plant, Timashevsk Dairy Plant, Obninsk Dairy Plant, Annino Dairy Plant, Ufa Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Nizhny Novgorod Dairy Plant, Rubtsovsk Dairy Plant, Pervouralsk Dairy Plant, Healing Springs, Valdai Springs Water Plant, Baltic Milk, Kiev Dairy Plant, Kharkov Dairy Plant, Buryn Dairy Plant, Bishkeksut, Toshkent Dairy Plant and our warehousing facility Roselectrocenter. Insurance coverage is on “All Risks” basis covering buildings of 15 plants and Roselectrocenter warehouse, equipment at 18 facilities for the total sum of $485.2 million. We have insurance for business interruption at 14 major manufacturing facilities with the total coverage of $421.7 million

We have product liability insurance with $1 million liability coverage per insurance case within the territory of Russia and the CIS countries, $2.5 million liability coverage per insurance case worldwide except for the territory of Russia and the CIS countries with the cumulative coverage of $5 million for 26 facilities in Russia.

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

Regulation

Production, sale and distribution of food and beverages in the Russian Federation are regulated by general civil legislation and by special legislation that includes quality standards and various safety and sanitary rules.

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

The Ministry of Health Protection and Social Development.   This Ministry is authorized to issue regulations in various areas, including with respect to sanitary and epidemiological safety and consumer rights protection. The Ministry supervises and coordinates its subordinate bodies, including, among others, the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare.

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

The Federal Service for Veterinary and Fito-Sanitary Supervision.   This Service supervises the sanitary safety of raw food materials used in the production of food products and beverages where such raw food materials are derived from animals. This Service is subordinated to the Ministry of Agriculture.

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

The Federal Law on Technical Regulation provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Amendments to this law, dated May 1, 2007, provide for the adoption of obligatory technical requirements on the safety of food products by January 1, 2010. Until such technical requirements are developed and adopted, the existing standards are mandatory to the extent they are necessary to secure the protection of safety and health, environmental protection and consumers’ rights.

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

In addition, food products may be subject to regulation by regional authorities. For instance, the Moscow Government approved a series of regulations relating to the use of GMO in food products aimed at informing customers about such use and providing preferences to manufacturers who do not use GMO. In particular, in February 2007, the Moscow Government issued a decree recommending that manufacturers refrain from marketing GMO products in Moscow and establishing a voluntary GMO labeling system.

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

Under the Sanitary Rules on Children’s Food Products, which became effective on June 1, 2005, the volume of liquid food product packaging for children under three years old cannot exceed 0.35 liter. In addition, such products may be produced only by separate specialized factories or manufacturing lines that are subject to special certification.

Competition and Pricing

The Federal Antimonopoly Service is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Federal Law on the Protection of Competition prohibits the abuse of a dominant position to limit competition. Our subsidiary, the Moscow Baby Food Plant, has been included in the register of entities holding a significant share of the market. Inclusion in this register does not impose additional reporting or other requirements on us; however, because of our significant position, the Federal Antimonopoly Service monitors our activities and we are required to notify the Federal Antimonopoly Service and/or apply for its prior approval for the acquisition of other companies.

C.               Organizational Structure

The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of June 5, 2007.

Plant	Beneficial Ownership	Voting Interest	Country of Incorporation
Wimm-Bill-Dann Plant(1)	97.93%	97.93%	Russian Federation
Annino Dairy Plant	100%	100%	Russian Federation
Karasuk Dairy Plant	93.80%	93.80%	Russian Federation
Wimm-Bill-Dann Ukraine(2)	98.50%	98.50%	Ukraine
Moloko Veidelevki	100%	100%	Russian Federation
Buryn Powder Milk Plant	76.00%	76.00%	Ukraine
Tuymazinskiy Dairy Plant	85.00%	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	96.10%	Kyrgyz Republic
Gulkevichy Dairy Plant	52.27%	52.27%	Russian Federation
Kharkov Dairy Plant	99.94%	99.94%	Ukraine
WBD Toshkent	100%	100%	Republic of Uzbekistan
Obninsk Dairy Plant	96.45%	96.45%	Russian Federation
Ochakovo Dairy Plant	98.40%	98.40%	Russian Federation
Surgut City Dairy Plant	100%	100%	Russian Federation
Angarsky Dairy Plant (MOLKA)	83.36%	83.36%	Russian Federation
Krutinsky Creamery Plant	100%	100%	Russian Federation
Manros-M	100%	100%	Russian Federation
Bolsherechensk Dairy Plant	79.78%	79.78%	Russian Federation
Pavlogradsky Dairy Plant	56.78%	56.78%	Russian Federation
Beverage plants
Wimm-Bill-Dann Beverages(3)	96.68%	96.68%	Russian Federation
Valdai Springs Water Plant	100%	100%	Russian Federation
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters)(4)	100%	100%	Russian Federation
Farms
Trud	93.26%	93.26%	Russian Federation
Atamanskoe Farm	99.53%	99.53%	Russian Federation
Plemzavod Za Mir and Trud	100%	100.00%	Russian Federation
Zavety Ilyicha	99.59%	99.59%	Russian Federation

(1)          Formerly Lianozovsky Dairy Plant. In April and May 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant. On March 5, 2007, we sold Novokuibyshevskmoloko—our Samara region-based subsidiary. See Note 34 to our Consolidated Financial Statements.

(2)          Formerly Kiev Dairy Plant № 3

(3)          Formerly Ramensky Dairy Plant

(4)          Our subsidiary Healing Springs was merged into Essentuki Mineral Water Plant at CMW

D.              Property, Plants and Equipment Production facilities

We currently manufacture our products at 36 production facilities, including 29 plants that principally produce dairy products, two baby food plants, two plants that produce exclusively juice products and three water production plants. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2004, 2005 and 2006, we invested approximately $277.7 million in the modernization of our existing production facilities and $151.7 million in the acquisitions of new production assets. Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have completed the main phase of our extensive modernization program and have begun cost cutting programs at all of our plants.

We also review our production headcount with the aim of enhancing productivity. Sales per production employee, calculated on the basis of our total headcount (excluding newly acquired dairy plants—Surgut, Manros-M, Ochakovo, and Angarsky Dairy Plant (MOLKA)), which is a common measure of productivity used in the food industry, was $138,300 per employee in 2004, $142,815 per employee in 2005 and $162,994 per employee in 2006.

In 2006 we started working with an international management consulting firm on a training and business-process optimization program at the Lianozovsky Dairy Plant and Moscow Baby Food Plant in an effort to increase asset utilization, to cut costs, and to raise labor productivity. As a result, we were able to reduce our employee headcount during 2006, excluding the plants we acquired during the second half of 2006, where the reduction of headcount is still in process.

The following table contains data regarding our main production facilities.

	Year of Acquisition(1)	Year of Building	Number of Production Lines
Moscow and Moscow region
Wimm-Bill-Dann(2)	1995	1989	186
Wimm-Bill-Dann Beverages(3)	1997	1982	14
Obninsk Dairy Plant OJSC	2005	1982	9
Ochakovskiy Dairy Plant	2006	1962	18
Central Russia (excluding Moscow)
Annino Dairy Plant	2001	1978	5
Tuimazy Dairy Plant	2002	1958	9
Essentuki Mineral water Plant at the CMW (Caucasian Mineral Waters)	2005	2001	3
Siberia and Far East Russia
Karasuk Dairy Plant	1999	1952	5
Angarsky Dairy Plant (MOLKA)	2006	1956	8
Surgut Dairy Plant	2006	1974	5
Manros-M	2006	1970	8
Other CIS countries
Wimm-Bill-Dann Ukraine(4)	2001	1973	21
Kharkov Dairy Plant	2002	1974	16
Buryn Powder Milk Plant	2002	1974	4
Bishkek Dairy Plant	2000	1990	14

(1)          “Acquisition” means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of December 31, 2006 are included in this table.

(2)          Formerly Lianozovsky Dairy Plant. In April and May 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant. On March 5, 2007, we sold Novokuibyshevskmoloko—our Samara region-based subsidiary. See Note 34 to our Consolidated Financial Statements.

(3)          Formerly Ramensky Dairy Plant

(4)          Formerly Kiev Dairy Plant No 3

As of December 31, 2006 and 2005 the assets that served as collateral consisted of the following:

•       Inventory in the amounts of $12.1 million and $3.4 million, respectively;

•       Property, plant and equipment with a net book value of $34.8 million and $9.4 million, respectively;

•       Further, property, plant and equipment amounting to $33.1 million and $47.7 million, respectively, served as collateral under the vendor financing agreements.

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

A.                Operating Results

Overview

We are one of the largest Russian manufacturers of dairy and juice products, with sales of $1,762.1 million, $1,394.6 million and $1,184.0 million in 2006, 2005 and 2004, respectively. Our reportable business segments in 2006 were dairy products, beverage products and baby food products. In 2006, the dairy segment accounted for 75.0% of our sales, the beverages segment, which includes juice and bottled mineral water products, accounted for 18.4% of our sales and the baby food segment accounted for 6.6% of our sales. In 2005, the dairy segment accounted for 72.0% of our sales, the beverages segment accounted for 21.7% of our sales and the baby food segment accounted for 6.3% of our sales. Our principal geographic market is Russia, which approximately accounted for 93%, 92% and 94% of our sales in 2006, 2005 and 2004, respectively. However, we also have production facilities in Ukraine, Kyrgyzstan and Uzbekistan.

In 2006, our net income increased to $95.4 million from $30.3 million in 2005, an increase of 215.2%, and sales increased by 26.4%, including sales increases of 31.6%, 6.9% and 33.4% in the dairy, beverages and baby food segments, respectively. By volume, dairy segment sales were higher by 13.2%, beverages segment sales increased by 2.5% and baby food sales increased by 14.7%.

In the dairy segment, our gross margin in 2006 improved primarily due to higher average selling prices due to general price increases, a more favorable product mix, ruble appreciation and a moderate increase in the cost of raw milk compared to prior years. Gross margin decreased in the beverages segment primarily due to certain changes in the structure of our sales which lead to a faster increase of cost of sales than the average price increase. Gross margin was higher in the baby food segment. This was driven primarily by volume growth, as Russia’s baby food market continues to grow rapidly in both value terms and geographic reach and also due to a moderate increase in the cost of raw milk compared to prior years, higher average selling prices as a result of general price increases and a shift in our product mix to include more value-added products. Our selling and distribution expenses increased in 2006 as compared to 2005 in absolute terms and also as a percentage of sales, from 13.8% to 14.0%. In particular, our transportation, personnel and advertising costs were higher in 2006 as a result of our regional expansion program.

Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions) in 2006, 2005 and 2004 were $130.0 million, $75.1 million and $72.6 million, respectively. Expenditures for acquisitions of subsidiaries in 2006, 2005 and 2004 totaled $137.3 million (exclusive of advances made in 2006 for acquisitions completed in 2007), $24.3 million (exclusive of advances made in 2005 for acquisitions completed in 2006 but including advances made in 2004 for acquisitions made in 2005) and $5.3 million (exclusive of advances made in 2004 for acquisitions completed in 2005), respectively.

As of December 31, 2006, we had a total of $443.0 million in outstanding debt (consisting of notes, vendor financing for property, plant and equipment and loans). Of our total indebtedness as of December 31, 2006, 43.5% was denominated in U.S. dollars and euros and 56.6% was denominated in rubles.

Operational Highlights for 2006

Below is a summary of our operational highlights for 2006 and beginning of 2007:

2006

April

Tony Maher was appointed Chief Executive Officer and Chairman of the Management Board. He replaced Sergei Plastinin, one of Wimm-Bill-Dann’s founders and CEO of the company since 1992. Mr. Maher brings more than 30 years of experience at Coca-Cola companies to his new position.

May

Standard & Poor’s Governance Services announced the upgrade of our Corporate Governance Score (CGS) from 7 to 7+ (from 7.3 to 7.7 accordingly on the Russian national scale). The upgrade makes the company’s rating the highest in Russia.

May

Board recommended the payment of dividends for the financial years 2002-2004 in the amount of RUR4.60 (approximately US$0.17) per share, as well as for the first quarter of 2006 in the amount of RUR2.27 (approximately US$0.08) per share.

September

New Head of Beverages Business Unit, Silviu Popovici, appointed. Mr. Popovici has extensive experience in sales, marketing, operations and general management with global companies Bristol-Myers Squibb and Coca-Cola in Romania, Russia and Ukraine.

September	We acquired 100% stake in Surgut City Dairy Plant. The acquisition allows us to strengthen our presence in the wider target markets of the Urals and Siberia.

November

Group Head of Marketing and Innovation, Grant Winterton, appointed. This new senior position underscores our strategic focus on marketing. Along with directing the marketing heads of the Dairy, Beverages and Baby Food Units, Mr. Winterton also oversees the Research and Development division, in order to ensure new product development is aligned with market expectations and demand.

November

Certain shareholders in our controlling group of shareholders, some of whom are members of our board of directors, completed a secondary offering of common stock on the Russian stock market. Russian and foreign institutional investors acquired 4,400,000 local common shares of Wimm-Bill-Dann Foods (or 10% of the outstanding shares) in an underwritten public offering. The company did not sell any shares in, or receive any of the proceeds from, the offering. The shares were offered to the market within a US$36 to US$39 per share range, and sold at US$37.5 per share.

November	We acquired a 93.74% stake in Moscow-based Ochakovo Dairy Plant, the fourth largest dairy producer in Russia and one of the largest dairy enterprises in Moscow.
December

We acquired 100% of Omsk-based dairy producer Manros, the largest independent dairy product manufacturer in Siberia and Russia’s Far East. The deal reflects our strategy of acquiring successful companies with leading market positions in their respective regions, possessing strong brand portfolios.

December

In December, at Wimm-Bill-Dann’s Extraordinary General Meeting of Shareholders, the board recommended the payment of dividends for the 9 months of 2006 in the amount of RUR 7.86 (approximately US$0.30) per share.

December	We acquired an 83.36% stake in MOLKA dairy plant in Irkutsk region, an important milk processing enterprise in Eastern Siberia, one of our key target markets.

2007

February

On February 8, 2007 our executives, directors and shareholders marked the fifth anniversary of the company’s initial public offering on the New York Stock Exchange by ringing the opening bell of the NYSE trading session. At the close of trading that day, our share price was US$66.0 and market capitalization was US$2.73bn.

February

UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan (the “Loan”). The Loan will mature on May 14, 2008 and bears interest at an annual rate of 7.5%, payable in arrears on November 14, 2007 and May 14, 2008. The loan agreement contains a number of covenants, including requirements to maintain certain financial ratios.

March	We sold our 87.13% stake in Novokuibyshevsk Dairy Plant, which was impaired in the third quarter of 2006. This transaction brought the overall number of our production facilities to 36.
April

New Head of the Baby Food Business Unit, Gary Sobel, was appointed. Mr. Sobel began his career at Procter and Gamble, where over 13 years he worked in various positions in Canada, the US, the UK and Russia. From 2005, Mr. Sobel headed Dirol Cadbury (a division of Cadbury Schweppes) in Russia.

April

On April 25, 2007, the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, PAG Rodnik, Nazarovo Dairy Plant, Pervouralsk Dairy Plant.

May	On May 29, 2007, we acquired an additional 30.12% stake in the founding capital of Obninsk Dairy Plant OJSC, increasing our share to 96.45% of its charter capital.
May	On May 31, 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2006, 2005 and 2004:

	2006	% of sales	2005	% of sales	2004	% of sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$1,762,127	100.0	$1,394,590	100.0	$1,183,986	100.0
including:
Dairy	1,320,901	75.0	1,003,601	72.0	818,279	69.1
Beverages	324,074	18.4	303,147	21.7	301,050	25.4
Baby Food	117,152	6.6	87,839	6.3	64,657	5.5
Cost of sales	(1,194,159)	67.8	(999,006)	71.6	(858,767)	72.5
Gross profit	567,968	32.2	395,584	28.4	325,219	27.5
Selling and distribution expenses	(246,054)	14.0	(191,990)	13.8	(173,433)	14.6
General and administrative expenses	(134,481)	7.6	(109,642)	7.9	(92,816)	7.8
Other operating expenses	(31,812)	1.8	(6,457)	0.5	(6,047)	0.5
Operating income	155,621	8.8	87,495	6.3	52,923	4.5
Financial income and expenses, net	(15,480)	0.9	(22,868)	1.6	(14,618)	1.2
Provision for income taxes	(41,560)	2.4	(30,712)	2.2	(12,170)	1.0
Minority interest	(3,197)	0.2	(3,649)	0.3	(3,161)	0.3
Net Income	$95,384	5.4	$30,266	2.2	$22,974	1.9
Volume
Dairy (th. tons)	1,354		1,195		1099
Beverages (th. liters)	447		436		463
Baby Food (th. tons)	66		58		50

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales increased by 26.4% to $1,762.1 million in 2006 from $1,394.6 million in 2005. The dairy business was our largest segment, representing 75.0% of sales in 2006 compared to 72.0% in 2005.

	Year ended December 31,
	2006	% of sales	2005	% of sales
	(in thousands)		(in thousands)
Dairy products	$1,320,901	75.0	$1,003,601	72.0
Beverage products	324,074	18.4	303,147	21.7
Baby food	117,152	6.6	87,839	6.3
Other	0	0.0	3	0.0
	$1,762,127	100.0	$1,394,590	100.0

Sales in our dairy segment increased by 31.6% to $1,320.9 million in 2006 from $1,003.6 million in 2005. We sold 1,353.5 thousand tons of dairy products in 2006 and 1,195.3 thousand tons of dairy products in 2005. The average selling price increased by 16.2% from $0.840 per kilogram in 2005 to $0.976 per kilogram in 2006 driven by a favorable sales mix, incremental ruble price increases and ruble appreciation. Our improved dairy sales were driven by our increased presence in the regions of Russia and the CIS, especially in Siberian and Southern Russia, the addition of new products to our portfolio and further optimization of our product portfolio, the launch of new product lines and increased marketing activities.

Sales in our beverages segment increased by 6.9% to $324.1 million in 2006 from $303.1 million in 2005. We sold 447.0 million liters of juice and water in 2006 and 436.2 million liters of juice and water in 2005. The average selling price increased by 4.3% from $0.695 per liter in 2005 to $0.725 per liter in 2006, primarily due to incremental ruble price increases and ruble appreciation, partially offset by changes in our product mix in favor of lower priced brands.

Sales in our baby food segment increased by 33.4% to $117.2 million in 2006 from $87.8 million in 2005. We sold 66.3 thousand tons of baby food products in 2006 and 57.8 thousand tons in 2005. The average selling price increased by 16.3% from $1.520 per kilogram in 2005 to $1.768 per kilogram in 2006 driven by incremental ruble price increases, ruble appreciation and a change in our product mix favoring value-added products. Our improved baby food sales were driven by the addition of new products to our portfolio and increased sales in new regions.

In 2006, 67% of our revenues came from sales outside of the Moscow region in other parts of Russia and the CIS. Regional sales represented 71%, 63% and 22% of dairy, beverages and baby food segment revenues in 2006. Over the last two years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and baby food products, concentrates for juices and packaging materials for all products), which accounted for 82.6% and 83.7% of our total cost of sales in 2006 and 2005, respectively. The table below sets forth these costs for both 2006 and 2005:

	Year ended December 31,
	2006	%	2005	%
	(in thousands)		(in thousands)
Raw materials	$986,477	82.6	$836,404	83.7
Personnel	68,464	5.7	50,030	5.0
Depreciation and amortization	50,136	4.2	41,921	4.2
Utilities	29,240	2.5	21,222	2.1
Goods for resale	22,556	1.9	16,724	1.7
Other	37,286	3.1	32,705	3.3
Total cost of sales	$1,194,159	100.0	$999,006	100

Raw material costs increased by 17.9% between 2006 and 2005 but decreased as a percentage of sales to 56.0% in 2006 from 60.0% in 2005, primarily due to the increase in selling prices. Raw material costs as a percentage of dairy segment sales were lower (57.5% in 2006 compared to 62.8% in 2005) because of the increases in selling prices, which outpaced the increase in raw milk prices. Raw material costs as a percentage of baby food segment sales slightly decreased from 44.7% to 41.2% for the same reason. Raw material costs as a percentage of beverages segment sales remained at the level of 55.0% in 2006 and in 2005. In the dairy segment, 83.9% of our raw material costs were ruble-denominated and 16.1% were hard-currency-denominated in 2006, whereas 78.0% of these costs were ruble-denominated and 22% were hard-currency-denominated in 2005. In the baby food segment, 65.6% of our raw material costs were ruble-denominated and 34.4% were hard-currency-denominated in 2006, whereas 67.0% of these costs were ruble-denominated and 33.0% were hard-currency-denominated in 2005. In the beverages segment, the majority of our raw material costs were hard-currency-denominated in 2006 and 2005.

Personnel expenses increased in absolute terms by 36.9% in 2006 as compared to 2005. The average number of production personnel increased in 2006 by 10.7% to 10,811 (excluding newly acquired dairy plants, Surgut, Manros, Ochakovo, and MOLKA) compared to 9,766 in 2005 mainly due to increased utilization of manufacturing facilities and the related growth of production volumes in 2006.

Production personnel costs per employee increased by 21.3% to $6,212 in 2006 from $5,123 in 2005(including the dairy farm employees). This was mainly driven by manning reduction initiative which commenced in the end of 2006, with subsequent compensatory payments reported in 2006, as well as increased salaries in 2006.

Depreciation and amortization increased by 19.6% from $41.9 million in 2005 to $50.1 million in 2006, reflecting significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased in absolute terms by 37.8% in 2006 due to larger production and warehousing facilities, as well as an increase in production volumes and electricity and gas tariffs.

Goods for resale include various dairy products that we purchase from independent producers and resell.

Gross Profit

Our gross profit increased by 43.6% to $568.0 million in 2006 from $395.6 million in 2005. Our gross margin increased to 32.2% in 2006 from 28.4% in 2005.

Gross margin in our dairy segment increased to 30.5% in 2006 from 25.2% in 2005 due to enhanced efficiency and increased selling prices and volumes.

Despite additional cost control measures undertaken in 2006, gross margin in our beverages segment decreased to 35.3% in 2006 from 36.1% in 2005. This decrease was primarily due to higher sugar and concentrate costs, a shift in our product mix in favor of lower margin products and, as a result, a faster increase of cost of sales than of the average price.

Gross margin in our baby food segment increased to 43.1% in 2006 from 38.0% in 2005 mainly due to increased selling prices and a shift in our product mix in favor of higher margin, value-added products.

Selling and Distribution Expenses

Selling and distribution expenses increased by 28.2% between 2006 and 2005. As a percentage of sales, selling and distribution expenses increased to 14.0% in 2006 from 13.8% in 2005. Our selling and distribution expenses in 2006 and 2005 were as follows:

	Year ended December 31,
	2006	2005
	(in thousands)
Advertising and marketing	$76,194	$57,936
Personnel	55,955	47,665
Shipping and handling	73,565	52,995
Bad debt expense	3,130	3,908
Materials and supplies	9,369	10,446
Warehouse	10,986	9,525
Other	16,855	9,515
Total selling and distribution expenses	$246,054	$191,990

Advertising and marketing expenses increased in 2006 by 31.5% or $18.3 million in absolute terms, and increased by 0.2% as a percentage of sales to 4.3% in 2006 from 4.1% in 2005. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels, which, in 2006, reached 35% and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2006 and 2005, television advertising expenses represented more than half of our advertising budget.

Personnel expenses increased by 17.4% in 2006 as compared to 2005. The average number of employees in our selling and distribution department decreased to 5,355 in 2006 from 5,713 in 2005 due to the development of our branch network in 2006. Our payroll cost per employee increased by 23.9% to $10,336 in 2006 (excluding newly acquired dairy plants—Surgut, Manros, Ochakovo, and MOLKA) from $8,343 in 2005 mainly due to performance based reward system implementation in 2006. Our personnel costs as a percentage of sales decreased to 3.2% in 2006 from 3.4% in 2005.

Shipping and handling costs, which primarily consist of external transportation costs, increased by 38.8% in 2006 as compared to 2005. Our transportation expenses as a percentage of sales slightly increased to 4.2% in 2006 from 3.8% in 2005. The increase in transportation costs was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs.

In particular, ruble tariffs for railway transportation, which accounted for more than half of the total beverages transportation expenses, increased by 14.0%, which slightly exceeded inflation.

We continued to maintain control of our bad debt expenses, which remained stable at 0.2% as a percentage of sales in 2006. See “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses increased by 22.7% in 2006 as compared to 2005, and decreased as a percentage of sales to 7.6% in 2006 from 7.9% in 2005. Our general and administrative expenses in 2006 and 2005 were as follows:

	Year ended December 31,
	2006	2005
	(in thousands)
Personnel	$78,227	$61,830
Taxes other than income tax	12,789	13,194
Audit, consulting and legal fees	10,506	5,567
Depreciation	7,215	5,711
Materials and supplies	2,462	3,268
Communication costs	2,731	2,880
Rent	2,670	2,177
Other	17,881	15,015
Total general and administrative expenses	$134,481	$109,642

Personnel expenses increased by 26.5%, while the average number of employees decreased to 3,159 in 2006 compared to 3,478 in 2005. Our average cost per employee increased by 38.0% to $24,532 in 2006 from about $17,778 in 2005 (excluding newly acquired dairy plants—Surgut, Manros, Ochakovo, and MOLKA), due to the hiring of new managers, wage inflation and compensatory payments made during the process of personnel headcount optimization.

Our expenses for audit, consulting and legal services increased by 88.7% in 2006 compared to 2005, primarily due to the increased  restructuring costs, strategic business consulting costs, costs associated with improving professional skills of our employees and general increases in audit-related fees, as well as compliance costs with respect to the Sarbanes-Oxley Act of 2002.

Depreciation expense increased by 26.3% from $5.7 million to $7.2 million, reflecting capital expenditures made to support our expansion into the regions of Russia and the CIS.

Operating Income

Operating income increased by 77.9% to $155.6 million in 2006 from $87.5 million in 2005. As a percentage of sales, operating income increased to 8.8% in 2006 from 6.3% in 2005. As discussed above, the increase in operating income was primarily due to the improvement in the gross margin as a result of cost control procedures. Our major acquisitions also contributed to the improvement of our operating income.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended December 31,
	2006	2005
	(in thousands)
Interest expense	$27,898	$23,388
Interest income	(4,372)	(1,569)
Currency remeasurement gains	(10,288)	(1,231)
Bank charges	2,070	1,983
Other financial expense (income)	172	297
Total financial income and expense, net	$15,480	$22,868

Interest expense increased by 19.3% in 2006 compared to 2005. This was mainly due to the increased interest rate payable on our variable rate 3,000,000 non-convertible ruble notes issued in December 2005, as well as an overall increase in our debt.

We received interest income of $4.4 million from free cash management in 2006 compared to $1.6 million in 2005.

In 2006, we incurred total currency remeasurement gains of $10.3 million, which comprised of gains and losses from U.S. dollar-denominated notes and Euro-denominated loan respectively. For accounting purposes for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2006, which depreciated nominally by 8.5% against the December 31, 2005 exchange rate resulting in a currency remeasurement gains.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2006 and 2005 was as follows:

	Year ended December 31,
	2006	2005
	(in thousands)
Current provision	$48,232	$27,385
Deferred income tax charge/(benefit)	(6,672)	3,327
Total provision for income taxes	$41,560	$30,712

Provision for income taxes amounted to $41.6 million in 2006 and $30.7 million in 2005. These provisions comprise current income tax charges of $48.2 million in 2006 and $27.4 million in 2005, and a deferred tax benefit of $6.7 million in 2006 and the expense of $3.3 million in 2005. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

In 2006, our effective income tax rate was 29.7% compared to the Russian statutory income tax rate of 24.0% and, in 2005, our effective income tax rate was 47.5% compared to the Russian statutory income tax rate of 24.0%. This decrease in 2006 of our effective income tax rate is primarily driven by an increase in taxable profits accompanied by a decrease in the group’s non-deductible expenses as a percentage of sales in 2006, compared to 2005.

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

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2006, net profits attributable to minority shareholders of our subsidiaries decreased to $3.2 million from $3.6 million in 2005. Most of the minority expenses are attributable to the dairy segment, which had minority expenses of $1.9 million in 2006, while most of minority expenses of $3.6 million in 2005 and $2.9 million in 2004 were attributed to Moscow Baby Food Plant. The $0.4 million decrease in 2006 was partially offset by the other minority interest on losses.

Net Income

Net income increased in 2006 to $95.4 million (5.4% of sales) from $30.3 million (2.2% of sales) in 2005, primarily as a result of the increase in operating income and financial income explained above, which was partially offset by an increase in income tax expense.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales increased by 17.8% to $1,394.6 million in 2005 from $1,184.0 million in 2004. The dairy segment was our largest business segment, representing 72.0% of sales in 2005 compared to 69.1% in 2004.

	Year ended December 31,
	2005	% of sales	2004	% of Sales
	(in thousands)		(in thousands)
Dairy products	$1,003,601	72.0	$818,279	69.1
Beverage products	303,147	21.7	301,050	25.4
Baby food	87,839	6.3	64,657	5.5
Other	3	0.0	0	0.0
	$1,394,590	100.0	$1,183,986	100.0

Sales in our dairy segment increased by 22.6% to $1,003.6 million in 2005 from $818.3 million in 2004. The sales growth was made up of selling price increases of 12.8% in U.S. dollar terms and sales volume growth of 8.8%. We sold 1,195 thousand tons of dairy products in 2005 and 1,099 thousand tons of dairy products in 2004. The average selling price increased by 12.8% from $0.745 per kilogram in 2004 to $0.840 per kilogram in 2005 driven by incremental ruble price increases and ruble appreciation. Our improved dairy sales were driven by our increased presence in the regions of Russia and CIS, especially in southern and northwest Russia, the addition of new products to our product portfolio and further optimization of our product portfolio, the launch of new product lines and increased marketing activities.

Sales in our beverages segment increased by 0.7% to $303.1 million in 2005 from $301.1 million in 2004. We sold 436.2 million liters of juice and water in 2005 and 462.6 million liters of juice and water in 2004. The sales volume decrease of 5.7% was due to the highly competitive environment. The average selling price increased by 6.8% from $0.651 per liter in 2004 to $0.695 per liter in 2005, primarily due to incremental ruble price increases and ruble appreciation, partially offset by continuing changes in our product mix in favor of lower priced brands

Sales in our baby food segment increased by 35.9% to $87.8 million in 2005 from $64.7 million in 2004. The sales growth was made up of selling price increases of 17.6% in U.S. dollar terms and sales volume growth of 15.5%. We sold 57.8 thousand tons of baby food products in 2005 and 50.1 thousand tons in 2004. The average selling price increased by 17.6% from $1.293 per kilogram in 2004 to $1.520 per kilogram in 2005 driven by incremental ruble price increases, ruble appreciation and a change in the product mix favoring value-added products. Our improved baby food product sales were driven mainly by expanding our presence in the Moscow region.

In 2005, approximately 62% of our revenues came from sales in the regions of Russia and the CIS. By segment, regional sales represented 66%, 63% and 19% of dairy, beverages and baby food segment revenues in 2005, respectively. Over the last two years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and baby food products, concentrates for juices and packaging materials for all products), which accounted for 71.6% and 72.5% of our total cost of sales in 2005 and 2004, respectively. The table below sets forth these costs for both 2005 and 2004:

	Year ended December 31,
	2005	%	2004	%
	(in thousands)		(in thousands)
Raw materials	$836,404	83.7	$726,934	84.6
Personnel	50,030	5.0	44,283	5.2
Depreciation and amortization	41,921	4.2	34,577	4.0
Utilities	21,222	2.1	17, 378	2.0
Goods for resale	16,724	1.7	6,663	0.8
Other	32,705	3.3	28,932	3.4
Total cost of sales	$999,006	100.0	$858,767	100.0

Raw material costs increased by 15.1% between 2005 and 2004 but decreased as a percentage of sales to 60.0% in 2005 from 61.4% in 2004, primarily due to the increase in selling prices. Raw material costs as a percentage of dairy sales were lower (62.8% in 2005 compared to 64.5% in 2004) because of the increases in selling prices, which outpaced the increase in raw milk prices. Raw material costs as a percentage of baby food segment sales slightly decreased to 44.7% in 2005 from 45.3% in 2004 for the same reason. Raw material costs as a percentage of beverages segment sales decreased to 55.0% in 2005 from 56.5% in 2004 due to certain cost control measures undertaken in 2005, including more cost efficient purchasing.

In the dairy segment, 78.0% of our raw material costs were ruble-denominated and 22.0% were hard-currency-denominated in 2005, whereas 77.0% of these costs were ruble-denominated and 23.0% were hard-currency denominated in 2004. In the baby food segment, 33.0% of raw material costs were hard-currency-denominated and 67% were ruble-denominated in 2005, whereas 66% of these costs were ruble-denominated and 34% were hard-denominated in 2004. In the beverages segment, substantially all of our raw material costs were hard-currency-denominated in 2005 and 2004.

Personnel expenses increased in absolute terms by 13.0% in 2005 as compared to 2004. The average number of production personnel increased to 9,766 in 2005 from 8,561 in 2004 mainly from our acquisitions of dairy farms in late 2004 and 2005. Production personnel costs per employee (excluding the dairy farm employees, which are reported as other operating expenses) increased to $5,849 in 2005 from $5,173 in 2004 due to salary increases in line with the inflation rate in Russia.

Depreciation and amortization increased by 21.3% from $34.6 million in 2004 to $41.9 million in 2005, reflecting the significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased in absolute terms by 22.1% in 2005 due to larger production and warehouse facilities, as well as an increase in production volume and electricity and gas tariffs.

Goods for resale include various dairy products that we purchase from independent producers and resell.

Gross Profit

Our gross profit increased by 21.6% to $395.6 million in 2005 from $325.2 million in 2004. Our gross margin increased to 28.4% in 2005 from 27.5% in 2004.

Gross margin in our dairy segment increased to 25.2% in 2005 from 24.4% in 2004 due to the increase in selling prices, which was partially offset by further increases in raw milk prices.

Gross margin in our beverages segment increased to 36.1% in 2005 from 33.8% in 2004. This increase was primarily due to the additional cost control measures undertaken in 2005, such as the implementation of more cost efficient purchasing and economy of scales realized following the consolidation of our juice and water business units.

Gross margin in our baby food segment increased to 38.0% in 2005 from 37.2% in 2004, mainly due to increase in selling prices and a shift in our product mix in favor of higher margin, value-added products.

Selling and Distribution Expenses

Selling and distribution expenses increased by 10.7% between 2005 and 2004. As a percentage of sales, selling and distribution expenses decreased to 13.8% in 2005 from 14.6% in 2004. Our selling and distribution expenses in 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
	(in thousands)
Advertising and marketing	$57,936	$54,298
Personnel	47,665	43,831
Shipping and handling	52,995	45,938
Bad debt expense	3,908	3,722
Materials and supplies	10,446	8,447
Warehouse	9,525	8,937
Other	9,515	8,260
Total selling and distribution expenses	$191,990	$173,433

Advertising and marketing expenses increased in 2005 by $3.6 million, or 6.7% in absolute terms, and decreased by 0.5% in relation to sales, to 4.2% in 2005 from 4.6% in 2004. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels which, in 2005, reached 28% and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively. In 2005 and 2004, television advertising expenses represented more than half of our advertising budget.

Personnel expenses increased in absolute terms by 8.7% in 2005 as compared to 2004. The average number of employees in our selling and distribution department decreased to 5,713 in 2005 from 6,008 in

2004 as we optimized our distribution network in the regions. Our payroll cost per employee increased by 14.4% to $8,343 in 2005 from approximately $7,295 in 2004 due to increased bonuses paid to our sales personnel, as well as wage inflation. Our personnel costs as a percentage of sales decreased to 3.4% in 2005 from 3.7% in 2004.

Shipping and handling costs, which primarily consist of external transportation costs, increased by 15.4% in 2005 as compared to 2004. Our transportation expenses as a percentage of sales decreased to 3.8% in 2005 from 3.9% in 2004. This increase was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs.

In particular, ruble tariffs for railway transportation, which accounted for more than half of the total beverages transportation expenses, increased by 17.7%, which exceeded inflation by 1.8 times. Our efforts to control costs and optimize routes resulted in a 0.1% decrease in transportation costs as a percentage of sales.

We continued to control our bad debt expenses, which remain stable at 0.3% as a percentage of sales in 2005. See “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses increased by 18.1% in 2005 as compared to 2004, and increased as a percentage of sales to 7.9% in 2005 from 7.8% in 2004. Our general and administrative expenses in 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
	(in thousands)
Personnel	$61,830	$53,250
Taxes other than income tax	13,194	11,782
Audit, consulting and legal fees	5,567	4,655
Depreciation	5,711	4,576
Materials and supplies	3,268	3,226
Communication costs	2,880	2,331
Rent	2,177	2,268
Other	15,015	10,728
Total general and administrative expenses	$109,642	$92,816

Personnel expenses increased by 16.1%, while the average number of employees increased to 3,478 in 2005 compared 3,140. Our average cost per employee increased by 4.8% to $17,778 in 2005 from $16,960 in 2004, which is slight when taking into account wage inflation throughout Russia and especially in Moscow, where our head office is located.

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

Depreciation expense increased by 24.8% from $4.6 million to $5.7 million, reflecting the capital expenditures made to support our expansion into the regions of Russia and the CIS.

Operating Income

Operating income increased by 65.3% to $87.5 million in 2005 from $52.9 million in 2004. As a percentage of sales, operating income increased to 6.3% in 2005 from 4.5% in 2004. As discussed above, the increase in operating income was primarily due to improvement in the gross margin as a result of cost control procedures. The farm operations also contributed to the improvement of our operating income.

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

We received interest income of $1.6 million from placement of temporary free funds in 2005 compared to $1.4 million in 2004.

In 2005 we incurred total currency remeasurement gains of $1.2 million, which comprised of gains and losses from Euro- and U.S. dollar-denominated obligations, respectively, as well as remeasurement gains from our operations in Ukraine. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2005, which depreciated nominally by 3.7% against the December 31, 2004 exchange rate resulting in a currency remeasurement loss. On the other hand, as the value of the ruble increased against the Euro, our Euro-denominated obligations resulted in currency remeasurement gains. With respect to ruble-denominated liabilities of our Ukrainian subsidiary, we incurred currency remeasurement gains due to the depreciation of the ruble against the Ukrainian hryvna.

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

•       acquisitions; and

•       dividend payouts.

We anticipate that the repayment of long-term debt including Loan Participation Notes, capital expenditures and acquisitions will represent the most significant use of funds for several years to come. In 2006, we continued to purchase property, plant and equipment in order to increase production capacity and to improve infrastructure at our new and existing subsidiaries in anticipation of the expected further growth in the Russian economy and rising incomes.

Capital Expenditures

Our total capital expenditures in 2006, excluding acquisitions, amounted to $130.0 million, including new vendor credits. Capital expenditures in our dairy segment amounted to $93.3 million and related to the improvement of our existing dairy and cheese production facilities, warehouses facilities and quality control procedures for raw milk used in production. Capital expenditures in our beverages segment amounted to $13.5 million and related mainly to the installation of new production lines and other operating equipment at our production sites. Capital expenditures in our baby food segment amounted to $19.4 million and related mainly to the modernization of our recently acquired Kursk Baby Food Plant. Our corporate and common capital expenditures, including those relating to IT infrastructure and software, totaled $3.8 million.

Our capital expenditures, excluding acquisitions, for the period from 2004 to 2006 are set forth in the following table:

	Year ended December 31,
	2006	2005	2004	Total
	(in millions)
Dairy segment	93.3	59.9	57.1	210.3
Beverages segment	13.5	12.9	8.8	35.2
Baby food segment	19.4	1.8	5.1	26.3
Corporate and common expenditures	3.8	0.5	1.6	5.9
Total capital expenditures	130.0	75.1	72.6	277.7

As of December 31, 2006, our capital commitments amounted to $10.0 million mainly for construction projects. As of March 31, 2007, we had capital commitments of approximately $30.0 million, primarily for construction projects at our production sites and purchase of equipment. We plan to finance our capital commitments through operating cash flow.

Acquisitions of Subsidiaries and Purchase of Minority Stakes

During 2006, 2005 and 2004, we made a number of acquisitions for the total consideration of $137.3 million, $24.3 million and $5.3 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to purchase minority stakes. The following table summarizes our acquisitions in the last three years:

	Direct ownership interest acquired, %	Cash cost of investment
		(in thousands)
2006
Ochakovo Dairy Plant	93.74	$66,792
Manros	100	51,336
Angarsky Dairy Plant (MOLKA)	83.36	4,908
Surgut Dairy Plant	100	4,536
Wimm-Bill-Dann OJSC (formerly Lianozovsky Dairy Plant) (purchase of minority stake)	0.26	812
Nazarovo Dairy Plant (purchase of minority stake)	30.35	1,982
Moscow Baby Food Plant (purchase of minority stake)	20	6,955
Total		$137,321
2005
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Water) Ltd	100	$5,505
Nazarovskoe Milk OJSC	63.5	5,167
Pervouralsk City Dairy	100	119
Plemzavod Za Mir i Trud OJSC	100	1,689
Zavety Ilicha	99.34	344
Trud	63.5	420
Kursk Baby Food Plant CJSC	100	3,527
Obninsk Dairy Plant	66.3	6,365
Siberian Dairy Plant (purchase of minority stake)	10	1,050
Other	various	120
Total		$24,306
2004
Tsaritsino Dairy Plant (purchase of minority stake)	6	$3,406
Atamanskoe	88.4	904
Ramenskiy Plant (purchase of minority stake)	25	534
Fruktopak (formerly Depsona) (purchase of minority stake)	5	129
Other	various	344
Total		$5,317

See “Item 4. Information on Our Company” for more information on our acquired businesses and Note 4 to our Consolidated Financial Statements included elsewhere herein. In addition to the acquisitions mentioned above, as of December 31, 2006, we also issued a cash advance for the further purchases of minority stakes in certain of our legal entities, which are not included in the summary table above.

Capital Resources

We generally rely on operating cash flows and debt issuance to finance capital expenditures and acquisitions. In addition, we finance a portion of our equipment purchases through vendor financings. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.”

Debt

Our debt consists of notes, bank loans and vendor financing for property, plant and equipment, of which 81% are at fixed rates. The following table summarizes our debt position as of December 31, 2006 and 2005:

	At December 31, 2006	At December 31, 2005
	(in thousands)
Long-tem debt, including current portion:
Notes	$248,742	$304,024
Bank loans	$34,219	$5,647
Vendor financing	$36,189	$42,421
Total	$319,150	$352,092
Short-term debt	$123,849	$19,554
Total debt(1)	$442,999	$371,646
Denominated in:
U.S. dollars	$171,013	$180,689
Euro	$21,702	$15,081
Rubles	$250,284	$175,876

(1)          In November and December 2006, we raised $120.5 million in short-term loans primarily to finance our acquisitions.

Our debt matures as follows:

Year	(in thousands)
2007	143,270
2008	167,068
2009	14,744
2010	110,256
2011 and thereafter	7,661

Notes

U.S. Dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan to WBD Foods. The loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. Two of our subsidiaries unconditionally, irrevocably, jointly and severally guarantee our obligation under the loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

On February 06, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan to WBD Foods. The loan will mature on May 14, 2008 and bears interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and

May 14, 2008. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

Ruble Notes

On December 21, 2005, WBD Foods issued 3 million non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3 billion rubles ($113.9 million at the exchange rate as of December 31, 2006). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

Bank Loans

Substantially all of our long-term bank loans as of December 31, 2006 consisted of ruble and euro-denominated loans from Sberbank, Russian Agricultural Bank and Moscow City Government at interest rates ranging from 3.3% to 6.2%. Our short-term debt balance as of December 31, 2006 consisted of subsidized loans from Alfa-bank and the Moscow City Government at interest rates ranging from 3.5% to 3.8%. We also had loans from the International Moscow Bank, Raiffaisenbank and Alfa-bank at interest rates ranging from 7.8% to 9.1%. Our newly acquired Manros and Molka plants have unsubsidized loans at interest rates ranging from 9.3% to 14.0%.

Vendor Finance

We have agreements with suppliers of equipment which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2006 and 2005, vendor financing obligations were $21.0 million and $29.7 million, respectively, EURO 10.6 million and EURO 10 million (equivalent to $14.0 million and $11.9 million as of December 31, 2006 and 2005, respectively) 30.9 million rubles and 23.2 million rubles (equivalent to $1.2 million and $0.8 million as of December 31, 2006 and 2005, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 14.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. The majority of equipment financing is provided by one supplier, Tetra Pak. As of December 31, 2006 and 2005, property, plant and equipment amounting to $33.1 million and $47.7 million, respectively, served as collateral under these financing agreements.

Cash Flows

A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2006	2005	2004
	(in thousands)
Cash provided by operating activities	$167,252	$113,937	$71,720
Cash used in investing activities	(228,158)	(125,157)	(73,808)
Cash provided (used in) by financing activities	1,359	82,619	(16,159)
Impact of exchange rate differences on cash and cash equivalents	6,754	(2,087)	1,774
Net increase (decrease) in cash	(52,793)	69,312	(16,473)
Cash paid for acquisition of property, plant and equipment	$(127,713)	$(72,805)	$(68,103)
Cash paid for acquisition of subsidiaries, net of cash acquired	(134,367)	(24,964)	(6,697)
Vendor financed acquisitions of property, plant and equipment	5,561	5,709	7,335

In 2006, we financed our capital expenditures and acquisitions exclusively through operating cash flows.

We spent $228.2 million on our investment activities in 2006, including acquisitions of property, plant and equipment of $127.7 million, acquisitions of subsidiaries of $134.4 million and investments in direct financing leases of $1.5 million, offset by $33.1 million proceeds from return of short-term bank deposits, $0.9 million proceeds from disposal of property, plant and equipment and $1.4 million proceeds from other long-term assets.

Vendor financed acquisitions of property, plant and equipment totaled $5.6 million in 2006 compared to $5.7 million in 2005 because of an overall reduction in our vendor financed capital expenditures, including the improvement of packaging facilities. Instead, we are shifting our capital expenditures towards construction and installation projects, which are typically not vendor-financed.

Net cash provided by operating activities in 2006 was $167.3 million, compared to $113.9 million in 2005. The increase in 2006 was due to profitable growth and better management of our working capital, including a reduction of tax receivables balance.

Working Capital

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and short-term debt.

As of December 31, 2006, our cash and cash equivalents balance was $40.3 million, of which $39.2 million was ruble-denominated and $1.1 million were euro and U.S. dollar-denominated. We used cash to repay our ruble notes redeemable on April 11, 2006 and partly finance acquisitions in the fourth quarter of 2006. Our working capital balance was $90.4 million. Our working capital position as of December 31, 2006 decreased compared to $199.9 million as of December 31, 2005 primarily due to an increase in trade accounts payable and short-term loans, outpacing trade receivables and inventory growth. We believe that our working capital is sufficient for our present requirements.

Tax receivables decreased by $10.3 million to $51.2 million as of December 31, 2006 from $61.5 million as of December 31, 2005. Tax receivables represent VAT and other taxes owed to us by the state budget. The decrease as of December 31, 2006 was primarily due to our recovery of certain VAT receivables from the state budget for previous years. Under existing tax legislation, we are able to offset this VAT against income taxes and other taxes payable to the state budget and to recover from the state budget. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of tax receivables from the state budget. In 2006, $31.2 million in VAT tax was recovered from the state budget in cash and $9.4 million was reimbursed by an offset. We also received $1.97 million from the tax authorities as interest that was accrued on the amount of VAT not refunded within the established time limit.

Trade accounts payables increased to $104.1 million at December 31, 2006 from $65.8 million at December 31, 2005. Trade payables turnover averaged 26 days as of December 31, 2006 and 24 days as of December 31, 2005.

Trade receivables increased from $60.0 million as of December 31, 2005 to $89.9 million as of December 31, 2006 after the allowance for bad debts of $7.1 million, as compared to $5.1 million as of December 31, 2005. Trade receivables turnover averaged 16 days as of December 31, 2006 and 16 days as of December 31, 2005.

Inventory increased from $130.6 million as of December 31, 2005 to $174.1 million as of December 31, 2006. Turnover of inventory in days as of December 31, 2006 amounted to 47 days, as compared to 56 days as of December 31, 2005. The increase in inventory levels was mainly due to an increase in our stock of finished goods as a result of adding Manros and Ochakovo dairy plants to our balance sheet at the end of 2006.

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

Our credit ratings as of the date of this document are as follows:

Rating Agency	Company’s rating	Long-Term Debt Rating	Outlook/Watch
Moody’s(1)	B1	B1	positive
Standard & Poor’s(2)	B+	B+	positive

(1)          Rated on March 29, 2007.

(2)          Rated on December 23, 2005.

The two loan agreements relating to each of our two $150 million loan participation notes due 2008 contain, in each case, provisions requiring, subject to certain conditions, our prepayment of the loan in full in the event that a change in control or merger results in a decline in our credit ratings

Critical Accounting Policies and Estimates

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

Accounting Pronouncements Issued But Not Yet Adopted

In July 2006, the Financial Accounting Standard Board (“the FASB”) issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies”.

The adoption of the provisions of FIN 48 did not have material impact on our financial position and results of operations.

In February 2006, the FASB issued “Statement of Financial Accounting Standard” (SFAS) No. 155 “Accounting for Certain Hybrid Financial Instruments,” which amends SFASs No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

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

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. These provisions of SFAS No. 156 are effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of the provisions of SFAS No. 156 is not expected to have an impact on our results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.

This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFASs No. 87, 88, 106 and 132(R).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The adoption of the provisions of SFAS No. 158 is not expected to have an impact on our results of operations, financial position or cash flows as the we do not have a defined benefit postretirement plan.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115.

This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007; however, early adoption is allowed.

The adoption of the provisions of SFAS No. 159 is not expected to have an impact on the our results of operations, financial position or cash flows.

C.               Research and Development, Patents and Licenses, etc.

We invest significant financial and human resources in new product development, focusing on long-term strategic projects aimed at creating innovative products and technologies. Our research and development department focuses on new project development for all three of our business segments. It is located at Lianozovsky Dairy Plant and has more than 40 employees.

A new structure uniting all quality control departments has also been put in place and is presently located at Lianozovsky Dairy Plant. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2006, 2005 and 2004, we spent approximately $1.5 million, $1.3 million and $0.6 million on activities associated with new product development. For a more detailed discussion of new product development see “Item 4. Information on Our Company—B. Business Overview—New Product Development.”

D.              Trend Information

Markets

The Russian economy continues to experience growth, with gross domestic product growing at rates of 6.7%, 6.4% and 7.1% in 2006, 2005 and 2004, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more juice-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

In 2005 and 2006, demand for baby food products increased significantly and, as a result, we created a separate baby food segment. Prior to 2005, baby food was part of our dairy segment. We believe that the baby food market, which increased by 29% in terms of value in 2005 and continued to grow in 2006 driven mainly by stronger sales in the regional markets. However, we also expect that the baby food market will become more competitive in the near future, which could negatively impact our profit margins.

Dairy Segment

In recent years, raw milk volumes decreased in Russia mainly due to livestock reduction. However, in 2006, the raw milk supply increased by 0.6% compared to 2005 due to significant investments into farm development by major dairy producers, enhanced effectiveness of cattle-breeding methods, the application of modern technologies by Russian farms and the National Program of Agro-Industrial Development, a government sponsored initiative offering interest free loans for the development of agriculture and the creation of large farming enterprises and regional milk collection centers.

Although domestic raw milk production increased only by 0.6% in 2006, industry experts estimate that the Russian dairy market grew by 6.8% in 2006. The most significant growth was seen in UHT milk, dairy desserts and cheese..

Our market leadership in the Russian dairy market depends on adaptation to a rapidly changing marketplace. The emergence of a middle class, not only in Moscow and a handful of large cities, but across the country is translating into greater health awareness and busier lifestyles. According to Rosstat, by 2010, 54% of the population will be classified as middle (monthly incomes of US$500 or higher) or lower middle class (monthly incomes of US$250 or higher), compared to 41% in 2005. The value growth of the dairy market is expected to rise faster than volume growth, with 12% value growth and 4% volume growth projected for 2007(based on our estimates and market data). Once challenging markets such as Siberia and the Urals are seeing rapid growth in consumer spending and will be a continued focus going forward. At the same time, emerging CIS markets are still several years behind Russia in terms of consumer market development but are enjoying higher rates of growth than Russia.

The regional structure of Russia’s dairy market continued to shift in 2006, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Central region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2007.

A focus on core dairy brands is essential going forward. We were the twelfth largest television advertiser overall in 2006. As advertising rates continue to rise above inflation, our marketing efforts will aim to be more effective and targeted, conveying key values of health and wellness.

Beverages Segment

At the end of 2006, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. We expect substantial price increases for juice concentrate and other materials during 2007, which would have a negative impact on our profit margins in the beverages segment. Also, as the ruble has appreciated against the US dollar in 2006 and a significant part of our concentrate and packaging materials is denominated in US dollars, such costs of juice production were lower in 2006 than in 2005.

Average selling prices of our juice products increased during 2006. We expect further increases in juice sales prices in ruble terms in 2007.

In 2005, in order to increase our presence in the regions through engaging lower-middle income consumers, we successfully re-launched the “Lovely Garden” brand. We sponsored and promoted the brand through television commercial and print advertisements in 2005 and 2006, which resulted in steady sales growth of the “Lovely Garden” juices and nectars. Although we expect further growth of juice sales in the lower-middle segment, we believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower priced products, which have a negative effect on our gross margin. For the Central region of Russia where incomes are higher, we are focusing our efforts on providing beverage products in the upper-middle and premium segments.

We entered the mineral water market in 2003. We estimate that the mineral water market in Russia is growing annually at approximately 10% in volume. Our water offerings include the premium “Essentuki” brand, which is traditionally known to be used for medical purposes.

The increase in the cost of raw materials and packaging is expected to be substantial in 2007. These increased costs coupled with an increase in transportation and promotional and marketing expenses could negatively impact our profit margins and operating income in the beverages segment.

Baby Food Segment

Baby food consumption in Russia is growing due to increased health awareness and knowledge of the critical importance of proper nutrition in the earliest years for later life. Currently, higher and upper middle income groups are driving consumption, with income growth expanding demand for healthy, specialized products for babies across Russia.

With a fast-growing middle class, Russian per capita consumption of baby food is expected to rapidly catch up with Central and Eastern European levels. In addition, purchases by publicly owned institutions such as hospitals and children’s homes, as well as targeted state-run programs aimed at childhood nutrition, continue to play an important role, although the share of government purchases of the overall market is expected to decline.

The baby food market is currently relatively fragmented and new players, foreign and domestic, are entering the market. We expect the market to consolidate, and we believe that we are well positioned to benefit from consolidation. Expansion into regional markets will require increased marketing and sales expenditure as well as increased transportation costs. We continue to review options for expanding our baby food production capacity in terms of volume and type of production as well as geographic location.

Selling and Distribution Expenses

Our selling and distribution costs increased in 2006 as compared to 2005 in absolute terms and as a percentage of sales. In particular, our transportation, personnel and advertising costs increased, in large part, as a result of our regional expansion program. Advertising costs were also driven upwards by increases in prices charged by the media. Similarly, increased transportation costs were driven by increased transportation tariffs. We expect these trends to continue and, to the extent that they do, such expenses may outpace our sales growth.

Exchange Rates and Inflation

A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the Euro. These include capital expenditures and borrowings, as well as costs of packaging materials, juice concentrates and certain other raw materials. As a result, a decline in the value of the ruble against the U.S. dollar or the Euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with the ruble’s decline in value due to competitive pressures, our margins will suffer. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or Euro-denominated costs or repaying our U.S. dollar-denominated or Euro-denominated indebtedness. In nominal terms, the ruble appreciated against the U.S. dollar in 2006 (4.0%), 2005 (1.9%) and 2004 (6.5%), according to the Central Bank of Russia.

Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. Inflation in Russia for 2006 and 2005 was 9.7% and 10.9%, respectively. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins.

Real appreciation of the ruble against the U.S. dollar positively affects our revenues. According to the Central Bank of Russia, the ruble appreciated in real terms against the U.S. dollar by 10.7%, 10.8% and 15.1% in 2006, 2005 and 2004, respectively.

E.               Off-balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements.

F.                Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2006:

	Payments due by periods At December 31, 2006
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Notes payable	248,742	—	150,000	98,742	—
Vendor financing obligations	36,189	15,284	18,575	2,330	—
Long-term loans	34,219	4,137	13,237	16,845	—
Unconditional purchase obligations	10,078	10,078	—	—	—
Short-term loans	123,849	123,849	—	—	—
Total	453,077	153,348	181,812	117,917	—

Interest payable for the future periods is not included. We do not have any contingent commitments as at December 31, 2006. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Item 6.                          Directors, Senior Management and Employees

A.                Directors and Senior Management

Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director
Guy de Selliers(2)(3)	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Michael A. O’Neill(3)	1945	Director
Alexander S. Orlov(1)	1948	Director
Vladimir N. Sherbak(2)(3)	1939	Director
Earnest Linwood Tipton(2)(3)	1934	Director
Victor A. Tutelyan(3)	1942	Director
Evgeny G. Yasin(3)	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Tony D. Maher	1956	Chief Executive Officer, Chairman of the Management Board
Dmitry A. Anisimov	1971	Chief Financial Officer, Management Board Member
Vera V. Eliseeva	1958	Head of Human Resources, Management Board Member
Marina G. Kagan	1968	Head of Public Affairs, Management Board Member
Gennady K. Krainov	1951	Head of Asset Protection Department, Management Board Member
Oleg E. Kuzmin	1969	Head of Dairy Business Unit, Management Board Member
Silviu Popovici	1968	Head of Beverages Business Unit, Management Board Member
Grant Winterton	1970	Group Head of Marketing and Innovations, Management Board Member
Garry Sobel	1967	Head of Baby Food Business Unit

(1)          Party to the Amended and Restated Partnership and Cooperation Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

(2)          Member of the Audit Committee.

(3)          Independent Director.

David Iakobachvili has served as Chairman of Wimm-Bill-Dann’s Board of Directors since May 2001. He also serves on the board of directors of a number of businesses that he founded and developed into large agricultural, real estate and entertainment holdings, namely RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Eisk Port Elevator OJSC and Metelitsa-Club CJSC. He also serves as the director of Airport Financial Services Limited, a company that provides financial services. Mr. Iakobachvili also serves on the board of directors of a number of our subsidiaries: Moscow Baby Food Plant OJSC, Vladivostok Dairy Plant OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkeksut OJSC, Timashevsk Dairy Plant OJSC, Wimm-Bill-Dann Beverages OJSC and Gulkevichi Creamery CJSC. In addition he serves on the boards of a number of national and international organizations, including non-commercial partnership RusBrand, Russian Union of Industrialists and Entrepreneurs, Russian Chamber of Commerce and Industry, National Corporate Governance Council, Russian-American Business Council, Russo-British Chamber of Commerce, Senate of Economic Advisers of the European Democracy Forum, World Economic Forum and Monaco World Summit.

Sergei A. Plastinin has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2001. He served as the Chairman of the Management Board, which is the chief executive officer position, from 2001 to April 2006. Mr. Plastinin is also a founder and the chief executive officer of a number of businesses in the agricultural, real estate and fashion industries, including, among others, Taly Enterprises Limited and Lendero Limited. Mr. Plastinin also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann Beverages OJSC, Timashevsk Dairy Plant OJSC, Vladivostok Dairy Plant OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkekesut OJSC, Karasuk CJSC and Gulkevichi Creamery CJSC.

Guy de Selliers has served as a member of Wimm-Bill-Dann’s Board of Directors since December 2001. Currently, Mr. de Selliers serves as a member of the board of directors and a Chairman of the Audit Committee at Norilsk Nickel OJSC and a member of the board of directors of furniture manufacturer Shatura OJSC and Allied Resources Inc. He is also a director and member of the Audit Committee of Solvay S.A., a global group of pharmaceutical and chemical companies. Mr. de Selliers is also the Chairman of Apprion Group Ltd, HB Advisers (UK) and Partners in Hope. During 2004 and 2005, Mr. de Selliers was a member of the international supervisory board at Fortis Group, an international financial services provider and, from 2001 to 2003, he acted as Chairman of Leader Capital equity fund. During 1998 to 2000, he headed up the European business of Fleming Investment Bank. Mr. de Selliers served as chief executive officer of MC BBL investment bank from 1997 to 1998. He was also a Deputy Vice President of EBRD from 1991 to 1997. He received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain.

Mikhail V. Dubinin has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2001. Currently, Mr. Dubinin serves on the board of directors of several real estate companies that he founded or co-founded, namely Istra Springs LLC, Nadezhny Fundament LLC, Petri-trade LLC, Cliff-Real Estate LLC, Non-commercial partnership Benelux Residence, non-commercial organization International community council on “Golden Falcon” order awarding.

Michael A. O'Neill has served as a member of Wimm-Bill-Dann’s Board of Directors since December 2001. Currently, Mr. O'Neil serves as chief executive officer of Coca-Cola Icecek in Turkey. He also serves on the board of directors of Efes Breweries International. From 1989 to 2000, Mr. O'Neill held various executive positions within the Coca-Cola Company. He received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967.

Alexander S. Orlov has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2001. From 1992 and 1997, he was director of the dairy department and the general director of the Moscow Baby Food Plant. From 1997 to 1998, he was general director of the Lianozovsky Dairy Plant. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Dairy Industry in 1975.

Vladimir N. Sherbak has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2001. From 1996 to 2000, Mr. Sherbak was Deputy Minister of Agriculture of the Russian Federation. He graduated from Krasnodar Polytechnic Institute in 1966 and the Academy of Social Science in 1982.

Earnest Linwood Tipton has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2002. He has held various posts at the U.S. International Dairy Food Association (IDFA) and its organizations for over 35 years, culminating with his appointment to president and chief executive officer in 1983. Prior to joining IDFA, Mr. Tipton worked as an economist for a milk producers’ cooperative and as a dairy economic consultant. He also served as an officer in the U.S. Army Finance Corp. and holds Bachelor’s and Master’s degrees from the University of Missouri.

Victor A. Tutelyan has served as a member of Wimm-Bill-Dann’s Board of Directors since December 2001. Currently, Mr. Tutelyan is the head of the Institute of Nutrition of the Russian Academy of Medical Science. He is an academician of the Russian Academy of Medical Science and has been the chief secretary of its Presidium since 2000. From 1980 to 2000, Mr. Tutelyan was the Deputy Director of the Institute of Nutrition of the Russian Academy of Medical Science. He graduated from the Moscow Medical Institute in 1965.

Evgeny G. Yasin has served as a member of Wimm-Bill-Dann’s Board of Directors since December 2001. He has been a professor of the State University—High School of Economics since July 1998. Mr. Yasin also serves on the board of directors in a number of businesses, namely Seversta’l—Auto, Otkrytie Investitsii OJSC, Echo of Moscow CJSC and Insurance Group Alfainsurance. He also serves as the president of non-governmental fund Expert Institute. From 1994 to 1998, Mr. Yasin was Russia’s Minister of the Economy. He graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics.

Gavril A. Yushvaev has served as a member of Wimm-Bill-Dann’s Board of Directors since June 2005. He also serves as a member of the board of directors of a number of businesses that he founded and developed into large agricultural and real estate holdings, namely RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Eisk Port Elevator OJSC and Cattle Farm Naroosanovsky OJSC. Mr. Yushvaev also serves as the president of RusAgroProject CJSC.

Tony D. Maher has served as Wimm-Bill-Dann’s Chief Executive Officer and Chairman of the Management Board since April 2006. Prior to joining Wimm-Bill-Dann, he served as chairman of the board of directors of Multon, a Russian juice company. He also held a variety of senior positions in Western, Central and Eastern European markets within the Coca-Cola group of companies, including Region Managing Director for Coca-Cola HBC, one of the largest bottlers of non-alcoholic beverages in Europe.

Dmitry A. Anisimov has served as Wimm-Bill-Dann’s Chief Financial Officer and a member of the Management Board since April 2005. Prior to his appointment, Mr. Anisimov served as the finance director of the Dairy Business Unit, a position he held since May 2003. He also serves on the board of directors of a number of our subsidiaries: Tuimazy Dairy Plant OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkeksut OJSC and Karkov Dairy Plant OJSC. Before joining Wimm-Bill-Dann, he served as regional corporate finance manager for Motorola’s operations in Russia and the CIS from November 1997 to May 2003. Prior to that, he worked for Cadbury Confectionary and British Petroleum PLC. Mr. Anisimov has a degree in economics from the Moscow State Institute of International Relations (MGIMO).

Vera V. Eliseeva has served as Wimm-Bill-Dann’s Head of Human Resources and a member of the Management Board since October 2004. Prior to joining Wimm-Bill-Dann, she worked for PATHWAYS HR training & consultancy as a senior partner from May 2003 to October 2004. She served as the director of human resources for Troika Dialog from November 1999 to April 2003. From September 1997 to November 1999, she worked as a compensation and benefits manager at Nestle Food LLC. Ms. Eliseeva graduated from Moscow State Institute of International Relations (MGIMO) and received a Master’s Degree in business economics from California State University, Hayward.

Marina G. Kagan has served as Wimm-Bill-Dann’s Head of Public Affairs and a member of the Management Board since May 2004. From 1991 to 1998, Ms. Kagan worked for BBC radio and TV, and served as a Moscow correspondent for the BBC World Service from 1995 to 1998. She joined Gavin Anderson & Co, an international investor and public relations consultancy in 1998, where she served on the Board of Directors until 2001. From 2001 to 2004, Ms. Kagan worked as a partner at Shared Value, a London-based international financial public relations and investor relations firm. Ms. Kagan graduated from Westminster University in London, England.

Gennady K. Krainov has served as Wimm-Bill-Dann’s Head of Asset Protection Department since December 2003 and as a member of the Management Board since June 2005. From 1975 until 2003, Mr. Krainov held managerial positions within national security bodies and at the tax police. He also worked for the Russian External Trade Ministry and Chamber of Commerce and Industry. Mr. Krainov graduated from the Moscow Geology Institute and the Higher School of Committee for State Security, where he received a legal degree.

Oleg E. Kuzmin has served as Wimm-Bill-Dann’s Head of Dairy Business Unit since August 2004 and as a member of the Management Board since 2005. Mr. Kuzmin serves on the board of directors of a number of our subsidiaries: Kharkov Dairy Plant OJSC, Wimm-Bill-Dann Ukraine OJSC, Tuimazy Dairy Plant OJSC, Bishkeksut OJSC, Karasuk CJSC, Buryn Dairy Plant OJSC and Obninsk Dairy Plant OJSC. He also serves as chief executive officer of our subsidiaries Wimm-Bill-Dann OJSC and Moscow Baby Food Plant OJSC. Mr. Kuzmin has been employed by Wimm-Bill-Dann since 1995. From September 2003 to August 2004, he was head of operations of the dairy business unit. Prior to that, he served in various managerial positions, including head of the cheese project, director of the Nizhny Novgorod Dairy Plant, strategy director of the Lianozovsky Dairy Plant and marketing director of Wimm-Bill-Dann’s Trading Company. Mr. Kuzmin graduated from Moscow State Bauman Technical University and Moscow State University. He also received an MBA from the Academy of the National Economy of the Government of the Russian Federation.

Silviu Popovici has served as Wimm-Bill-Dann’s Head of Beverages Business Unit since September 2006 and as a member of the Management Board since May 2007. Mr. Popovici has extensive experience in sales, marketing, operations and general management with Bristol-Myers Squibb and Coca-Cola in Romania, Russia and Ukraine. In the two and a half years before he joined the company, Mr. Popovici worked as country manager for Coca-Cola HBC Ukraine. He has a degree in physics from the University of Bucharest and is currently completing an MBA at the London Business School in the UK.

Grant Winterton has served as Wimm-Bill-Dann’s Group Head of Marketing and Innovations since November 2006 and as a member of the Management Board since May 2007. He has extensive experience in marketing and sales with multinational companies, including Wella Haircare, Campbell Soup Company (Arnotts Snacking) and Coca-Cola in Australia, Russia, Ukraine, Belarus and China. He also has dairy industry experience with three years in both the milk and soft dairy divisions of National Dairies, Australia’s largest dairy producer. Over the course of 14 years before joining Wimm-Bill-Dann, Mr. Winterton worked in a variety of senior marketing, sales and managerial positions in these fast-moving consumer goods companies. Mr. Winterton holds a Bachelor of Commerce degree from the University of New South Wales, Australia, where he graduated with a double major in marketing and finance.

Gary Sobel has served as Head of Baby Food Business Unit since March 2007. Mr. Sobel began his career at Procter and Gamble, where over 13 years he worked in various positions in Canada, the United States, the United Kingdom and Russia. His experience included working in Procter & Gamble’s Wal*Mart Customer Team, as well as heading up In-store Marketing and New Product Performance for their Baby Care Division. He headed Dirol Cadbury (a division of Cadbury Schweppes) in Russia. Mr. Sobel graduated from Concordia University (Montreal, Canada) with honors and received a B.A. in Business Administration, as well as an MBA from the University of Western Ontario (Canada).

All of our directors were elected on June 30, 2006 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders’ meeting, which will take place on June 27, 2007.

B.               Compensation of Directors and Senior Management

In 2006, the aggregate amount of compensation to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $6.5 million. In 2006 the Company entered into a share-based award agreement with some of its executives. Commencing April 2007 Stock Appreciation Rights incentive program linked to ADS has been approved for wider senior management. See Note 3 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2006.

We compensate each board of directors member $70,000 annually, plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board is compensated $320,000 annually plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. We also compensate each member of the Personnel and Compensation Committee and each member of the Investment and Strategic Planning Committee $3,000 and each member of the Audit Committee $5,000 for participation in each planned direct Committee meeting.

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

Management Board

The composition of our Management Board, which consists of our executive officers, is determined by the Board of Directors and currently consists of eight members: Tony D. Maher, Dmitry A. Anisimov, Marina G. Kagan, Vera V. Eliseeva, Oleg E. Kuzmin, Grant Winterton, Silviu Popovici and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

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

Investment and Strategic Planning Committee

The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. O’Neill, an independent director who serves as the Committee Chairman, S. Plastinin, M. Dubinin and V. Tutelyan. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions and strategic planning.

According to the bylaws, the Investment and Strategic Planning Committee shall meet not less than once during each fiscal quarter.

Corporate Governance Committee

Our Board of Directors made the decision to establish the Board of Directors’ Governance Committee. Although the Committee’s bylaws and its members have not yet been approved, the Board of Directors outlined the main goals and objectives of the Governance Committee as follows:

•       development and observance of governance principles and corporate rules of conduct, established by the Company; and

•       appraisal of director’s independence.

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

Company Committees

Disclosure Committee

Our Disclosure Committee was formed on March 24, 2003 by order of the Chairman of our Management Board. It is currently composed of our Chief Financial Officer, Head of Corporate Communications and Investor Relations, Head of the Legal Department, Head of the Treasury, Head of Internal Audit, Head of the Dairy Unit, Financial Director of the Dairy Unit, Head of the Beverages Unit, Financial Director of the Beverages Unit, Head of the Baby Food Unit, Financial Director of the Baby Food Unit and the Head of the Reporting, Budgeting and Analysis Department. The Committee’s activities are coordinated by a senior investor relations manager.

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

Audit Commission (for financial reporting under Russian law)

The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has six members. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders’ meeting, which will take place in June 2007.

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

D.              Employees

In 2006, we had an average of 19,325 employees within Russia and the other countries of the CIS, including 10,811 production employees, 5,355 marketing, sales and distribution employees and 3,159 general and administrative employees. We do not employ a significant number of part-time employees. In 2006, we experienced a higher level of departures due to headcount optimization. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production	Marketing Sales and Distribution	General and Administrative	Percent Increase (Decrease) over Prior Year
2006(1)	10,811	5,355	3,159	2	%(2)
2005	9,766	5,713	3,478	7%
2004	8,561	6,008	3,140	(3)%

(1)          Excluding employees of businesses we acquired in 2006 (Surgut, Ochakovo, Manros and MOLKA).

(2)          Despite a workforce reduction of over 900 people in the period from June to December 2006, we still had a 2% increase in the average number of personnel in 2006 vs. 2005. This growth was due to an increase in production personnel caused by increasing utilization of manufacturing facilities in 2006, growing Agro business, and relaunching the plants acquired in 2005 (Obninsk, Pervouralsk and Nazarovo dairy plants).

Our personnel enjoy a relatively high level of social benefits. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in professional education programs. Starting in 1998, leading managers of our subsidiaries have been involved in programs to upgrade their professional skills through a program of the Russian government. We seek to maintain effective management teams at our plants by recruiting qualified new employees, as well as through customized retraining programs and on-site training in our leading plants. Programs for training personnel have been developed and implemented at all our regional plants as well as sales offices and managing company. In addition, in 2005, we created a corporate university to educate and train our personnel, create an internal management pool and provide an opportunity for employees to share their knowledge and experience as well as an opportunity to advance their careers. In 2006, we also initiated various HR projects in the Compensation & Benefits domain. In 2006 we commenced Key Performance Indicators (KPI) system implementation across all business units and introduced individual development plans for top 500 employees. All our employees now have variable salaries linked to performance. Their progress is monitored through semi-annual performance review.

E.               Share Ownership

Each ADS is the economic equivalent of one share of our common stock.

The aggregate beneficial interest of our directors, senior management and employees as of June 5, 2007 was as follows:

Number of Shares of Common Stock	Number of GDSs	% Capital Stock Outstanding
17,297,734	3,187,663	47.58

For further description of the individual interest of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.                          Major Shareholders and Related Party Transactions

A.                Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of June 5, 2007:

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding	Number of ADSs/GDSs Owned	Percentage of Shares Outstanding	Total Number of Shares Owned (Shares + ADSs/GDSs)	Total Percentage of Shares Outstanding (Shares + ADSs/GDSs)
Gavril A. Yushvaev(1)(2)	7,538,624	17.13%	1,020,894	2.32%	8,559,518	19.45%
Sergei A. Plastinin(1)(2)(3)	3,139,604	7.14%	636,143	1.45%	3,775,747	8.58%
David Iakobachvili(1)(2)	3,673,476	8.35%	786,039	1.79%	4,459,515	10.14%
Mikhail V. Dubinin(1)(2)	1,809,260	4.11%	357,233	0.81%	2,166,493	4.92%
I.M. Arteks Holdings Limited(4)	183,639	0.42%	—	—	183,639	0.42%
Alexander S. Orlov(1)(2)	1,097,064	2.49%	229,688	0.52%	1,326,752	3.02%
Mikhail I. Vishnyakov(2)	304,512	0.69%	135,488	0.31%	440,000	1.00%
Viktor E. Evdokimov(2)	0.00	0.00%	22,178	0.05%	22,178	0.05%
Other holders of ordinary shares	8,658,821	19.68%	—	—	8,658,821	19.68%
Holders of American Shares(5)	—	—	14,407,337	32.7439%	14,407,337	32.7439%
Total	26,405,000	60.0114%	17,595,000	39.9886%	44,000,000	100.00%

(1)          Member of our Board of Directors.

(2)          Party to the Amended and Restated Partnership and Cooperation Agreement.

(3)          This figure contains 1% of shares owned by Lendero Ltd. controlled by Sergei A. Plastinin.

(4)          According to a press release issued by I.M. Arteks Holdings Limited, or Arteks, dated 7 June 2004, Arteks transferred 5.29%. of our shares to Parex Banka JSC as security under a credit agreement, which amount was reduced to 4.92%. Arteks is a party to the Amended and Restated Partnership and Cooperation Agreement. Arteks owned 4.81% of our shares which were held by Parex Banka JSC as security under a credit agreement. On 22 March 2005 Arteks disposed of 0.48% of our shares. In November 2006 Arteks redeemed all its shares from Parex.

(5)          According to its latest public statements and 13D filing, Groupe Danone, together with its subsidiaries, holds a 13.7% stake in Wimm-Bill-Dann Foods OJSC.

As of June 5, 2007, we had 44,000,000 shares of common stock outstanding. The total number of ADSs outstanding was 14,407,337 representing underlying ownership of 14,407,337 shares, or 32.7439% of our outstanding shares. The total number of GDSs outstanding was 3,187,663 representing underlying ownership of 3,187,663 shares, or 7.2447% of our outstanding shares. The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is

OOO Deutsche Bank. All shares of common stock have the same voting rights. According to Capital Bridge Analytics we have 34 record holders in the U.S., holding ADSs and/or shares comprising at least 0.034% of our total outstanding share capital.

Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control. During 2004, 2005 and 2006, there have not been any significant changes in the percentage ownership held by any major shareholders except as described below.

In March 2005, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold shares held by them amounting to approximately 3.0% of our total outstanding shares. In February 2006, Mr. Iakobachvili and Gavril Yushvaev, members of our Board of Directors and members of the controlling group of shareholders, purchased all shares owned by Evgeny Yaroslavsky, thereby increasing their respective ownership stakes to 10.12% and 19.45%, respectively. Following the disposal of his ownership stake, Mr. Yaroslavsky ceased to be a party to the Amended and Restated Partnership and Cooperation Agreement. In November 2006, certain shareholders in our controlling group of shareholders, some of whom are members of our Board of Directors, sold 10.00% of shares, thereby decreasing their ownership to 48.38%. In April 2007, our shareholders Mr. Dubinin, Mr. Orlov and Mr. Plastinin sold 0.25%, 0.15% and 0.43%, respectively. In January and April 2007, Mr. Iakobachvili bought shares totaling 0.02%, increasing his shareholding up to 10.14% See “Item 3. Key Information—D. Risk Factors—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

B.               Related Party Transactions

See Note 30 (Related Parties) to the Consolidated Financial Statements included elsewhere in this document.

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

From 2002 to March 2005, certain of our juice producing subsidiaries benefited from small enterprise tax legislation. If we had not taken advantage of this benefit, our tax expenses would have increased by approximately $9.4 million during this period. None of our subsidiaries currently takes advantage of the small enterprise tax benefits. However, our prior use of this benefit in the past has been challenged by the tax authorities and the tax authorities may continue to retroactively challenge these previous tax benefits enjoyed by our subsidiaries and seek to recover the full amount of tax savings plus penalties. Such challenges, if successful, could materially adversely affect our results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax and related interest and penalties, which would have a material impact on our financial condition and results of operations,” “—The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations” and “—We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.”

8.A.8   Dividend Distribution Policy

We do not have a formal dividend policy, and annual dividend payments, if any, must be recommended by our board of directors and approved by our shareholders. In particular, dividends may be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

•       our charter capital has been paid in full;

•       the value of our net assets, minus the proposed dividend payment, is greater than the total of our charter capital and our reserve fund;

•       we have repurchased all shares from shareholders having the right to demand repurchase; and

•       we are not, and would not become as the result of payment of dividends, insolvent.

In June 2006 the General Meeting of Shareholders approved payments of dividends, recommended by the board, for the financial years 2002, 2003 and 2004 in the amount of RUR 4.60 (approximately $0.17) per share, as well as for the first quarter of 2006 in the amount of RUR 2.27 (approximately $0.08) per share.

In December 2006, the General Meeting of Shareholders approved payment of dividends, recommended by the board, for the 9 months of 2006 in the amount of RUR 7.86 (approximately $0.30) per share. We have paid to the shareholders all the dividends approved by GM.

In May 2007, the Board recommended the Annual General Meeting of Shareholders, to be held on June 27, 2007, to approve payment of dividends for the full year 2006 in the amount of 3.18 RUR (approximately $0.12) per share.

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

B.               Significant Changes

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan (the “Loan”) to WBD Foods. The Loan will mature on May 14, 2008 and bears interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and May 14, 2008. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

On April 25, 2007, the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Pag Rodnik, Nazarovo Dairy Plant and Pervouralsk Dairy Plant.

On May 29, 2007 we acquired an additional 30.12% stake in the founding capital of Obninsk Dairy Plant OJSC, increasing our share to 96.45% of its charter capital.

On May 31, 2007 the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant, Vladivostok Dairy Plant.

Item 9.                          Offer and Listing Details

(Only items 9.A.4 and 9.C are applicable.)

A.                Market Price Information

The following table sets forth the monthly high and low market closing prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market closing prices per ADS for each quarter of 2005 and 2006 and the first quarter of 2007; and the annual high and low market closing prices per ADS during 2002, 2003, 2004, 2005 and 2006. Also set forth are the high and low market closing prices for shares of our common stock on the RTS.

	Shares of Common Stock High	Shares of Common Stock Low	ADS High	ADS Low
May 2007	$67.67	$60.08	$84.18	$76.70
April 2007	$69.16	$64.41	$85.55	$80.10
March 2007	$67.02	$50.34	$79.86	$59.00
February 2007	$56.88	$51.78	$69.10	$60.90
January 2007	$52.57	$49.13	$65.59	$56.49
December 2006	$56.24	$39.84	$66.59	$49.75
First Quarter 2007	$67.02	$49.13	$79.86	$56.49
Fourth Quarter 2006	$56.24	$37.75	$66.59	$41.20
Third Quarter 2006	$40.11	$27.77	$47.85	$36.55
Second Quarter 2006	$36.93	$25.20	$39.50	$27.90
First Quarter 2006	$26.80	$20.50	$28.36	$22.60
Fourth Quarter 2005	$18.40	$17.00	$24.10	$17.84
Third Quarter 2005	$16.90	$16.90	$19.20	$16.42
Second Quarter 2005	$17.60	$16.50	$19.81	$16.12
First Quarter 2005	$18.00	$15.50	$19.38	$14.42
2006	$67.02	$25.20	$66.59	$22.60
2005	$19.25	$15.50	$24.10	$14.42
2004	$18.28	$12.85	$19.98	$12.49
2003	$20.45	$17.48	$21.90	$15.62
2002	$18.28	$17.00	$24.95	$16.35

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

•       approval of our share registrar;

•       our participation in, or exit from, other companies, unless such matters fall under the jurisdiction of our shareholders or executive bodies;

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

•       the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company; or

•       the transactions that are mandatory a company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body.

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

Change in Control

Anti-takeover Protection

Russian legislation provides as follows:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

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

Approval of the Federal Antimonopoly Service

Pursuant to the Federal Law on Competition, acquisitions of voting stock capital of a joint stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian Accounting Standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

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

Effective July 1, 2006, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5, 10, 15, 20, 25, 30, 50 or 75 percent of the outstanding common shares of the company.

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

C.               Material Contracts

The following is a description of contracts that have been entered into by us and/or our subsidiaries or shareholders that may be material to our business.

Loan Agreement relating to the Loan Participation Notes and Guarantee

On May 14, 2003, we entered into a loan agreement with UBS (Luxembourg) S.A. as lender, pursuant to which UBS (Luxembourg) S.A. lent to us a principal amount of $150 million on May 21, 2003. The loan matures on May 21, 2008, and interest is payable by us semi-annually in arrears at an annual rate of 8.5%. For the sole purpose of financing this loan to us, UBS (Luxembourg) S.A. issued $150 million 8.5% Loan Participation Notes due 2008 on May 21, 2003.

The above-mentioned loan to us is unconditionally, irrevocably, jointly and severally guaranteed by the Lianozovsky Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann and Baltic Milk pursuant to a guarantee dated May 14, 2003 entered into with UBS (Luxembourg) S.A. On July 10, 2006, WBD Foods with the consent of UBS Luxembourg terminated the guarantee of Timashevsk Dairy Plant and Baltic Milk.

On February 6, 2007, we entered into a loan agreement with UBS (Luxembourg) S.A. as lender, pursuant to which UBS (Luxembourg) S.A. lent to us a principal amount of $150 million on February 8, 2007. The loan matures on May 14, 2008, and interest is payable by us semi-annually in arrears at an annual rate of 7.5%. For the sole purpose of financing this loan to us, UBS (Luxembourg) S.A. issued $150 million 7.5% Loan Participation Notes due 2008 on February 8, 2007.

Both the loan agreements and the guarantee are governed by English law. In the loan agreements, we agreed to certain covenants in respect of, among other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantee, the Lianozovsky Dairy Plant, Tsaritsino Dairy Plant, Timashevsk Dairy Plant, Trade Company Wimm-Bill-Dann, Baltic Milk, Lianozovo-Samara LLC and the Ural, Krasnodar, Don and Nevsky Dairy Trade Houses agreed to similar covenants.

Ruble Bonds

On April 15, 2003, WBD Foods issued 1.5 million non-convertible ruble denominated notes at a face value of 1,000 rubles each guaranteed by Vitafrukt, one of our juice subsidiaries. The offering raised a total of 1,500 million rubles ($52.1 million at the exchange rate as of December 31, 2005, of which $2.3 million had been repaid as at December 31, 2005). Interest was payable semi-annually in arrears commencing on October 14, 2003, and the interest rate for each coupon period was based on the Consumer Price Index, published by Goskomstat of the Russian Federation. The interest rate for the first, second, third, fourth, fifth and sixth coupon periods were 12.9%, 11.98%, 9.38%, 8.48%, 10.78% and 11.24%, respectively. The notes were redeemable by WBDFoods on April 11, 2006 and we redeemed the remaining outstanding notes on this date.

On December 21, 2005, we issued five-year, 3.0 million non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of approximately $104.2 million at the exchange rate as of December 31, 2005. The notes are redeemable by us on December 15, 2010. The issue was priced at par with a coupon of 9% payable semi-annually.

Tetra Pak Agreements

On January 1, 2007, the Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant) entered into a supply agreement to purchase packages for our milk products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2007. The total amount of our purchases is estimated under the contract at approximately €18.0 million excluding VAT. On January 1, 2007, Wimm-Bill-Dann Beverages (formerly Ramensky Dairy Plant) entered into a supply agreement to purchase packages for its products from JSC Tetra Pak AO of Moscow. The contract terminates on December 31, 2007. The total amount of our purchases is estimated under the contract at approximately €18.0 million excluding VAT. We expect that the total expenditures in 2007 by Wimm-Bill-Dann Purchaser pursuant to the current contract will be higher due to increased sales. We purchase a vast majority of our packaging materials from Tetra Pak, and in 2006, we purchased approximately 60% of our total packaging materials (including carton, plastic, foil and other materials) from Tetra Pak.

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

•       a party to the agreement

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

D.              Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within seven days of the date on which they were received (also with a limited number of exceptions).

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect your ability to do so. Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and a limited emerging market in which to hedge ruble and ruble-denominated investments.

E.               Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder (generally, a “United States person,” as the term is defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)) of common stock or ADSs and a resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

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

The following discussion is based on:

•       the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

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

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2006, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could result for investors who are “United States persons” as defined in the Code.

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

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005 and 2006, the Russian Ministry of Finance stated that ADS holders should be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder’s tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Part 1 also specifies all the taxes that can be imposed by federal and local authorities. Further, on January 1, 2001, Part 2 of the Tax Code went into effect, providing a description of the most significant taxes, and several additional chapters of the tax code as well as significant amendments became effective during 2003, 2004, 2005 and 2006.

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

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required and other applicable information to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686 and in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

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

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•       an insurance company;

•       a tax-exempt organization;

•       a financial institution;

•       a person subject to the alternative minimum tax;

•       a person who is a broker-dealer in securities;

•       an S corporation;

•       an expatriate subject to Section 877 of the Code;

•       an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of the Company’s common stock; or

•       an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

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

Taxation of Dividends on Common Stock or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer, such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

For United States foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” but could, in the case of certain U.S. holders, constitute “general category income” for taxable years beginning after December 31, 2006. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2006, we had debt amounting to $ 443.0 million, which comprised variable-rate borrowings of $ 83.8 million and fixed-rate borrowings of $ 359.2 million. See also “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2006 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value	Interest rates at December 31, 2006
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	—	—	—	—	—	—	—	—
	U.S. dollars	—	—	—	—	—	—	—	—
	Rubles	83,753	—	—	—	—	83,753	83,753	7.83%
Variable-rate notes	Rubles	—	—	—	—	—	—	—	—
Total variable rate debt		83,753	—	—	—	—	83,753	83,753	7.83%

(1)          Our variable rate loans are linked to Mosprime rate

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value	Interest rates at December 31, 2006
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	43,276	5,306	5,117	7,941	6,149	67,789	67,789	7.54%
	U.S. dollars	8,129	6,254	5,243	962	155	21,013	21,013	4.11%
	Euro	8,112	5,238	4,384	2,611	1,357	21,702	21,702	5.4%
Fixed-rate Notes	U.S. dollars	—	150,000	—	—	—	150,000	150,000	8.5%
	Rubles	—	—	—	98,742	—	98,742	98,742	9.0%
Total fixed rate debt		59,517	167,068	14,744	110,256	7,661	359,246	359,246	8.1%

Our fixed rate debt increased to $359.2 million and our variable rate debt increased to $83.6 million as a result of our incurrence of additional short-term and long-term debt. See Notes 15 and 16 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2005 by maturity dates and related weighted average interest rates.

	Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value	Interest rates at December 31, 2005
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Euro	2,703	—	—	—	—	2,703	2,703	5.69%
	U.S. dollars	1,013	—	—	—	—	1,013	1,013	6.06%
	Rubles		—	—	—	—
Variable-rate notes(2)	Rubles	49,794	—	—	—	—	49,794	49,794	11.24%
Total variable rate debt		53,510	—	—	—	—	53,510	53,510	10.86%

(1)          Our variable rate loans are linked to LIBOR and EURIBOR.

(2)          Our ruble notes are linked to the inflation index.

	Expected Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value	Interest rates at December 31, 2005
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	19,904	764	713	455	16	21,852	21,852	5.85%
	U.S. dollars	10,436	7,731	6,161	4,813	535	29,676	29,676	4.11%
	Euro	5,090	5,025	1,179	904	180	12,378	12,378	3.62%
Fixed-rate Notes	U.S. dollars	—	—	150,000	—	—	150,000	150,000	8.5%
Total fixed rate debt		—	—	—	—	104,230	104,230	104,230	9.0%
		35,430	13,520	158,053	6,172	104,961	318,136	318,136	7.89%

Our fixed rate debt increased to $318.1 million as a result of our issuance of ruble denominated notes in 2005 and our variable rate debt decreased to $53.5 million. See Notes 15 and 16 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

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

As of December 31, 2006, our U.S. dollar debt position amounted to $171.0 million and our euro debt position amounted to $21.7 million, compared to a U.S. dollar debt position of $180.7 million and euro debt position of $15.1 million as of December 31, 2005.

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	127,029	5,306	5,117	106,683	6,149	250,284	250,284
	U.S. dollars	8,129	156,524	5,243	962	155	171,013	171,013
	Euro	8,112	5238	4,384	2,611	1,357	21,702	21,702
Total debt		143,270	167,068	14,744	110,256	7,661	442,999	442,999

	Expected Maturity Date as of December 31, 2005
	Currency	2006	2007	2008	2009	2010 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	69,798	764	713	455	104,246	175,876	175,876
	U.S. dollars	11,449	7,731	156, 161	4,813	535	180,689	180,689
	Euro	7,793	5,025	1,179	904	180	15,081	15,081
Total debt		88,940	13,520	158, 053	6,172	104,961	371,646	371,646

During 2006, the Russian ruble appreciated against the U.S. dollar and the euro. We incurred a currency remeasurement gain of $10.3 million, which was comprised of gains and losses from euro- and U.S. dollar denominated obligations, respectively, as well as remeasurement gains from our U.S. dollar-denominated notes. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2006, which appreciated nominally by 8.5% against the December 31, 2005 exchange rate resulting in a currency remeasurement gain.

During 2005, the Russian ruble appreciated against the U.S. dollar and the euro. We incurred a currency remeasurement gain of $1.2 million. In 2005, we incurred total currency remeasurement gains of $1.2 million, which comprised of gains and losses from euro- and U.S. dollar denominated obligations, respectively, as well as remeasurement gains from our operations in Ukraine. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2005, which depreciated nominally by 3.7% against the December 31, 2004 exchange rate resulting in a currency remeasurement loss. On the other hand, as the value of the ruble increased against the euro, our euro-denominated obligations resulted in currency remeasurement gains. With respect to ruble-denominated liabilities of our Ukrainian subsidiary, we incurred currency remeasurement gains due to the depreciation of the ruble against the Ukrainian hryvna.

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

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.           Controls and Procedures

(a)   Disclosure Controls and Procedures.

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding its required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

As described below, two material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures and control over financial reporting were not effective at a reasonable assurance level.

(b)   Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•       pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.” The scope of management’s evaluation excluded the acquisition of Ochakovo and Manros, two companies that we acquired in November/December 2006, as described in Frequently Asked Question No. 3 (Oct. 6, 2004) regarding Release No. 3447986, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (June 5, 2003). Accordingly, management’s assessment of our internal control over financial reporting does not include internal control over financial reporting of Ochakovo and Manros, which together represented 8.9% of our total assets and 10.7% of our net assets at December 31, 2006, and generated 1.0% of our total revenue and (0.4)% of our net income during the year then ended.

As a result of evaluation of effectiveness of internal control over financial reporting as of December 31, 2006, management concluded that the following two material weaknesses in our internal control existed:

•       Our financial statement closing process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business; and

•       Insufficient accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2006.

Additional Information Regarding the Material Weaknesses

Our financial statement closing process and the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

The first weakness results from the fact that there is no fully automated process in place to support the transformation of statutory financial statements of our subsidiaries to comply with U.S. GAAP or the preparation of the consolidated balance sheet, consolidated statements of income and cash flows, including the reconciliation and elimination of intragroup balances and transactions. We also lack a sufficiently detailed description of individual procedures, responsible persons and controls for the U.S. GAAP financial statements closing processes and documentation of their completion. Also, some of our processes regarding accumulation and communication of detail information regarding non-routine transactions, commitments and contingencies did not operated effectively as designed.

Insufficient accounting resources and expertise in respect of the preparation of consolidated financial statements in accordance with U.S. GAAP.

The second weakness relates to our insufficient U.S. GAAP accounting resources and expertise. Our business consists of 36 operating subsidiaries, of which the 10 major subsidiaries are located across eight time zones in Russia and the Commonwealth of Independent States, each of which prepares stand-alone financial statements for statutory purposes under Russian accounting standards or other local country accounting standards. The preparation of our U.S. GAAP consolidated financial statements is a partly automated process which involves (1) the transformation of these statutory financial statements into U.S. GAAP consolidated financial statements through accounting adjustments and (2) a consolidation of all these stand-alone statutory financial statements. This process is complicated, time-consuming and requires significant attention and time from our senior accounting personnel at our subsidiaries and corporate headquarters. Moreover, U.S. GAAP accounting adjustments tend to result in large differences between our statutory and U.S. GAAP financial position and results of operations.

These difficult tasks require U.S. GAAP-experienced accounting personnel at each of our 10 major subsidiaries and at our Moscow corporate offices. While we have senior accounting personnel who are ACCA-qualified, Russia has available only a small number of accounting personnel with U.S. GAAP expertise. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of U.S. GAAP or other international standards. Such competition, combined with the locations of our major subsidiaries which such personnel may not find suitable in comparison to other opportunities, makes it difficult for us to hire and retain such personnel. Under these circumstances, we have had difficulty in remedying this material weakness.

Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future.

Remediation Activities

We have taken and continue to take several steps to correct the material weaknesses.

•       Management developed a documentation of our statutory and U.S. GAAP financial statements closing process. We developed and introduced checklists for accounting personnel for documenting actual performance of procedures and controls. We have reviewed and communicated to proper personnel our processes on accumulation and communication regarding non-routine transactions, commitments and contingencies. Currently, management is in the process of improving internal guidelines of the statutory and U.S. GAAP financial statements closing process, including individual procedures and controls. This process is taking place under close supervision of our department of internal control. We expect these new procedures will be implemented by the end of September 2007.

•       In December 2006, we hired a senior accounting professional with appropriate U.S. GAAP experience responsible for review of U.S. GAAP statements and dealing with complex issues. An individual professional development plan is currently being implemented for the key accounting specialists involved in the U.S. GAAP consolidated financial statements preparation process, which will be constantly monitored by management, to further strengthen our accounting function. Currently, four of our key financial staff are in the process of obtaining their ACCA certification, and one is ACCA- qualified. Remaining specialists are in the process of registering or obtaining

ACCA or DipIfr certificates. We also have added two additional accounting specialists to our U.S. GAAP accounting department.

•       In April 2007, we arranged a training seminar for our key accounting staff provided by qualified external trainers on Financial Accounting Standard No. 109, Accounting for Income Taxes which enhanced the process of accounting for income tax in accordance with Financial Accounting Standard No. 109,. In 2007, we plan to continue arranging training seminars for our accounting staff. In particular, a U.S. GAAP update training will be held for our key accounting specialists, and a comprehensive U.S. GAAP training will be held for all U.S. GAAP accounting department during the year 2007.

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

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(c)   Changes in internal control over financial reporting.

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred. However, management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting since December 31, 2006, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

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

Item 16C.          Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2006 and 2005, respectively, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2006 and 2005, respectively.

	Year ended December 31,
	2006	2005
	(in U.S. dollars)
Audit Fees	$827,096	$929,400
Audit-Related Fees	—	30,000
All Other Fees	80,423	268,470
Total	$907,519	$1,227,870

Audit Fees

Audit services consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2006 and 2005, the Russian statutory audit of stand-alone financial statements prepared in accordance with Russian accounting principles of Wimm-Bill-Dann Foods OJSC as of and for the years ended December 31, 2006 and 2005, reviews of the consolidated condensed financial statements for the three months ended March 31, 2006 and 2005, the six months ended June 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005 and services performed by our external auditors in connection with our Audit Committee meetings and related communications, as well as with their review of this annual report on Form 20-F.

Audit-related Fees

Audit-related services for the year ended December 31, 2005 consisted of services performed by our external auditors in connection with the issuance of a ruble bond.

Other Fees

Other services for the years ended December 31, 2006 and 2005 mainly consisted of advisory services regarding compliance with the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services for the fiscal years ended December 31, 2006 and 2005.

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

1.5	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved May 30, 2006
1.6	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved July 14, 2006
1.7	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved October 23, 2006
1.8	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved December 15, 2006
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

4.2

Deed of Guarantee, dated as of 14 May 2003 between OAO Lianozovsky Dairy Plant, OAO Tsaritsino Dairy Plant, ZAO Trade Company Wimm- Bill-Dann as Guarantors and UBS (Luxembourg) S.A. as Lender is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

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

4.2.3	Notice on termination of guarantee provided by OAO Tsaritsino Dairy Plant, OAO Baltic milk Dairy Plant, OAO Dairy Plant (Timashevsk) dated 10 July 2006
4.3	U.S. $150,000,000 Loan Agreement, dated as of 06 February 2007 between Open Joint Stock Company Wimm-Bill-Dann Foods as Borrower and UBS (Luxembourg) S.A.
4.4	Contract No. P71028, dated January 1, 2007, by and between CJSC Tetra Pak and OAO wimm-Bill-Dann.*
4.5	Contract No. P71039, dated January 1, 2007, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.*
4.6

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

4.7

Exchange Agreement No. B-01, dated April 4, 2001, by and between Moscow Baby Food Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.8

Exchange Agreement No. B-02, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.9

Exchange Agreement No. B-03, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.10

Exchange Agreement No. B-04, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.11

Exchange Agreement No. B-05, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.12

Exchange Agreement No. B-06, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.13

Exchange Agreement No. B-07, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.14

Exchange Agreement No. TsK-01, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.15

Exchange Agreement No. TsK-02, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.16

Exchange Agreement No. TsK-03, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Alexander Orlov is incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.17

Exchange Agreement No. TsK-04, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Sergei Plastinin is incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.18

Exchange Agreement No. TsK-05, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Aleksandrs Timohins is incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.19

Exchange Agreement No. TsK-06, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Gavril Yushvaev is incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.20

Exchange Agreement No. TsK-07, dated April 5, 2001, by and between Lianozovsky Dairy Plant and Evgeny Yaroslavsky is incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.21

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
Date: June 25, 2007

Wimm-Bill-Dann Foods
Consolidated Financial Statements
Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLC
April 10, 2007
Moscow, Russia

Wimm-Bill-Dann Foods
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	$40,310	$93,103
Short-term bank deposits	—	32,164
Trade receivables, net (Note 6)	89,932	59,968
Inventory (Note 7)	174,074	130,597
Taxes receivable	51,161	61,480
Advances paid	30,695	9,715
Net investment in direct financing leases (Note 8)	2,095	2,335
Deferred tax asset (Note 18)	12,749	8,750
Other current assets (Note 9)	19,730	8,915
Total current assets	420,746	407,027
Non-current assets:
Property, plant and equipment, net (Note 11)	606,728	459,527
Intangible assets, net (Note 10)	26,844	7,078
Goodwill (Note 12)	105,990	32,008
Net investment in direct financing leases—non-current portion (Note 8)	1,673	3,072
Long-term investments	25	138
Deferred tax asset—non-current portion (Note 18)	8,737	5,554
Other non-current assets (Note 13)	5,193	6,153
Total non-current assets	755,190	513,530
Total assets	$1,175,936	$920,557

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Consolidated Balance Sheets (continued)
(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$104,066	$65,780
Advances received	13,230	5,291
Short-term loans (Note 15)	123,849	19,554
Long-term loans, current portion (Note 15)	4,137	3,823
Short-term notes payable (Note 16)	—	49,794
Taxes payable	9,494	13,406
Accrued liabilities (Note 14)	37,103	17,071
Government grants—current portion (Note 19)	1,422	2,174
Other payables (Note 17)	37,035	30,200
Total current liabilities	330,336	207,093
Long-term liabilities:
Long-term loans (Note 15)	30,082	1,824
Long-term notes payable (Note 16)	248,742	254,230
Other long-term payables (Note 17)	20,905	26,893
Government grants—long-term portion (Note 19)	1,125	3,219
Deferred taxes—long-term portion (Note 18)	28,275	15,636
Total long-term liabilities	329,129	301,802
Total liabilities	659,465	508,895
Commitments and contingencies (Note 30)	—	—
Minority interests (Note 21)	18,977	24,619
Shareholders’ equity (Note 20):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles	29,908	29,908
Share premium account	164,132	164,132
Retained earnings	234,285	163,237
Accumulated other comprehensive income:
Currency translation adjustment	69,169	29,766
Total shareholders’ equity	497,494	387,043
Total liabilities and shareholders’ equity	$1,175,936	$920,557

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Income and Comprehensive Income
(Amounts in thousands of U.S. dollars, except share and per share data)

	Year ended December 31
	2006	2005	2004
Sales (Note 27)	$1,762,127	$1,394,590	$1,183,986
Cost of sales (Note 22)	(1,194,159)	(999,006)	(858,767)
Gross profit	567,968	395,584	325,219
Selling and distribution expenses (Note 23)	(246,054)	(191,990)	(173,433)
General and administrative expenses (Note 24)	(134,481)	(109,642)	(92,816)
Other operating expenses, net	(31,812)	(6,457)	(6,047)
Operating income	155,621	87,495	52,923
Financial income and expenses, net (Note 25)	(15,480)	(22,868)	(14,618)
Income before provision for income taxes and minority interest	140,141	64,627	38,305
Provision for income taxes (Note 18)	(41,560)	(30,712)	(12,170)
Minority interest (Note 21)	(3,197)	(3,649)	(3,161)
Net Income	$95,384	$30,266	$22,974
Other comprehensive income, net of tax
Currency translation adjustment	39,403	(14,139)	23,324
Comprehensive income	$134,787	$16,127	$46,298
Earnings per share—basic and diluted	$2.17	$0.69	$0.52
Weighted average number of shares outstanding, basic and diluted	$44,000,000	$44,000,000	$44,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Cash Flows
(Amounts in thousands of U.S. dollars)

	Year ended December 31
	2006	2005	2004
Cash flows from operating activities:
Net Income	$95,384	$30,266	$22,974
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3,197	3,649	3,161
Depreciation and amortisation	62,329	53,435	44,003
Currency remeasurement loss(gain) relating to bonds payable and long-term payables	(13,660)	990	(9,938)
Obsolescence and net realizable value expense	601	1,077	3,482
Provision for doubtful accounts	3,130	3,908	3,722
Loss on disposal of property, plant and equipment	2,340	1,321	1,013
Earned income on net investment in direct financing leases	(706)	(402)	(639)
Deferred tax expense(benefit)	(6,672)	3,327	(6,019)
Non-cash rental received	2,938	2,496	1,957
Provision (reversal) of tax contingent liability	1,028	(800)	(128)
Loss/(gain) from securities and disposal of long-term investments	86	1,786	190
Impairment of tangible assets and intangible assets	15,633	—	—
Impairment of goodwill	2,539	—	—
Write-off of unrecoverable investments in direct finance lease	131	—	—
Write-off of unrecoverable VAT	588	—	—
Amortisation of bond issue expenses	1,197	1,046	1,025
Changes in operating assets and liabilities (net of impact of acquisitions):
Inventory	(18,193)	(25,361)	(9,208)
Trade accounts receivable	(20,023)	(2,636)	(4,883)
Advances paid	(16,224)	9,553	1,356
Taxes receivable	8,187	15,082	13,979
Other current assets	(5,549)	(1,062)	(3,346)
Other long-term assets	45
Trade accounts payable	21,713	3,649	7,000
Advances received	1,400	1,880	719
Taxes payable	906	6,698	1,526
Accrued liabilities	14,710	2,816	2,913
Other current payables	6,152	678	(3,148)
Other long-term payables	4,045	541	9
Total cash provided by operating activities	167,252	113,937	71,720

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Cash Flows (continued)
(Amounts in thousands of U.S. dollars)

	Year ended December 31
	2006	2005	2004
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(134,367)	$(24,964)	$(6,697)
Cash paid for property, plant and equipment	(127,713)	(72,805)	(68,103)
Cash paid for acquisition of investments	—	(71)	—
Proceeds from disposal of investments	—	538	675
Proceeds from disposal of property, plant and equipment	883	5,944	2,081
Cash paid for net investments in direct financing leases	(1,496)	(1,982)	(1,764)
Cash received from other long-term assets	1,429	—	—
Cash invested in short-term bank deposits	33,106	(31,817)	—
Net cash used in investing activities	(228,158)	(125,157)	(73,808)
Cash flows from financing activities:
Short-term loans and notes, net	85,760	(3,795)	7,967
Repayment of long-term loans	(21,414)	(4,099)	(2,481)
Proceeds from long-term loans	30,214	1,636	343
Repayment of long-term payables	(19,416)	(17,123)	(19,727)
Repayment of long-term notes payable	(52,719)	—	(2,261)
Proceeds from long-term notes payable, net of debt issuance costs	—	106,000	—
Dividends paid	(21,066)	—	—
Total cash provided by (used in) financing activities	1,359	82,619	(16,159)
Impact of exchange rate differences on cash and cash equivalents	6,754	(2,087)	1,774
Net increase(decrease) in cash and cash equivalents	(52,793)	69,312	(16,473)
Cash and cash equivalents, at beginning of the year	93,103	23,791	40,264
Cash and cash equivalents, at the end of the year	$40,310	$93,103	$23,791

	2006	2005	2004
SUPPLEMENTAL INFORMATION:
Income taxes paid	$53,451	$27,123	$20,523
Interest paid	3,238	22,871	14,615
Income taxes offset with VAT receivables	1,466	2,715	1,842
Taxes other than income taxes offset with VAT receivables	7,929	3,896	6,390
Vendor financed acquisitions of property, plant and equipment	5,561	5,709	7,335

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Consolidated Statements of Shareholders’ Equity
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Share premium	Accumulated other comprehensive	Retained
	Shares	Amount	account	income (loss)	earnings	Total
Balances at December 31, 2003	44,000,000	$29,908	$164,132	$20,581	$109,997	$324,618
Net income	—	—	—	—	22,974	22,974
Currency translation adjustment	—	—	—	23,324	—	23,324
Balances at December 31, 2004	44,000,000	29,908	164,132	43,905	132,971	370,916
Net income	—	—	—	—	30,266	30,266
Currency translation adjustment	—	—	—	(14,139)	—	(14,139)
Balances at December 31, 2005	44,000,000	29,908	164,132	29,766	163,237	387,043
Net income	—	—	—	—	95,384	95,384
Currency translation adjustment	—	—	—	39,403	—	39,403
Dividends on common stock including income taxes of $3,270					(24,336)	(24,336)
Balances at December 31, 2006	44,000,000	$29,908	$164,132	$69,169	$234,285	$497,494

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.   The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as of December 31, 2006, owned controlling interests in 36 manufacturing facilities in Russia and elsewhere in the Commonwealth of Independent States (“CIS”), as well as distribution branches in more than 25 cities in Russia and elsewhere in the CIS. WBD Foods has a strong and diversified brand portfolio with over 1,000 types of dairy products, and over 150 types of juice, nectars and still drinks.

2.   Operating Environment of the Company

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

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

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries when the Company has operating and financial control. Results of subsidiaries acquired or disposed of during the year and accounted for by the purchase method have been included in operations from the relevant date of acquisition to the relevant date of disposal. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations. All inter-company accounts and transactions are eliminated upon consolidation. Minority interests in the net assets and net results of the Company’s subsidiaries are shown under “Minority interests” in the accompanying consolidated balance sheets and statements of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the years ended December 31, 2006, 2005 and 2004 consists of net income and a currency translation adjustment in the amount of $39,403, ($14,139) and $23,324, respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
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

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2006 and 2005, the official rates of exchange were 26.33 rubles = 1 U.S. dollar and 28.78 rubles = 1 U.S. dollar, respectively. The translation of local currency denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar value of capital to its shareholders.

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
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

Short-Term Bank Deposits

Short-term bank deposits have maturities of more than three months and less than one year. Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. Deposits are presented at their cost, including accrued interest. The short-term bank deposits are in rubles and bear an average annual interest of 6 % for 2005 and 2006.

Trade Receivable and Allowance for Doubtful Accounts

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
Years ended December 31, 2006, 2005 and 2004
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

The carrying value of property, plant and equipment, as determined above is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	10-50	years
Machinery and equipment	3-25	years
Computer hardware	3-12	years
Other	2-15	years

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
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Goodwill is not amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise.

In cases where the fair value of the net assets acquired exceeds the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the identifiable assets acquired, excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed.

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

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized using the straight line method over the life of the related debt.

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

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 were $67,538, $45,336 and $46,106, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated statements of income (see Note 23).

Stock Options

The Company follows the provisions of Statement of Financial Accounting Standards No. 123 (revised) “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The fair value of share-based payment awards is estimated on the date of grant using an option-pricing model. The Company has chosen to use the Black-Sholes Model as the option-pricing model and the value of the portion of the award that is ultimately expected to vest is being recognized as expense on the straight-line method over the requisite service periods.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks, short-term bank deposits and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2006, 2005 and 2004, the Company had no other significant concentrations of credit risk. The Company does not usually require collateral from its customers.

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

Previously, the Company classified as sales revenue amounts from sales of non-milk inventory and services; related expenses were included in the cost of sales. Commencing 2006, the Company began classifying such items in other operating expenses. Prior net sales and cost of sales have been reclassified accordingly for comparative periods presented in the accompanying financial statements. This change in classification has no effect on previously reported net income.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, “Accounting for Contingencies”.

FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. The adoption of the provisions of FIN 48 did not have material impact on the Company’s financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.

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

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. These provisions of SFAS No. 156 are effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

The adoption of the provisions of SFAS No. 156 is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.

This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends FASB Statements No. 87, 88, 106 and 132(R).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The adoption of the provisions of SFAS No. 158 did not have an impact on the Company’s results of operations, financial position or cash flows as the Company does not have a defined benefit postretirement plan.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.

This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.   Summary of Significant Accounting Policies (continued)

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007; however, early adoption is allowed.

The adoption of the provisions of SFAS No. 159 is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

4.   Businesses Acquired

Acquisition of Minority Interests

In December 2006, WBD Foods acquired 0.26% of WBD OJSC, a subsidiary, from shareholders of WBD Foods for cash consideration of $812. The purchase price in excess of fair value of net assets acquired of $415 was recorded as goodwill.

In October 2006, WBD Foods acquired 30.35% of Nazarovskoe Milk OJSC, a subsidiary, from minority shareholders for cash consideration of $1,982. The purchase price in excess of fair value of net assets acquired of $771 was recorded as goodwill.

In January 2006, WBD Foods acquired 20% of Moscow Baby Food Plant OJSC, a subsidiary, from minority shareholders for cash consideration of $6,955. The fair value of net assets acquired in excess of purchase price of $4,192 was subsequently recorded as a reduction of the value of property, plant and equipment.

In January 2005, WBD Foods acquired 10% of Sibirskoe Moloko dairy plant OJSC, a subsidiary, from minority shareholders for cash consideration of $1,050. The purchase price in excess of fair value of net assets acquired of $355 was recorded as goodwill.

The changes in minority interests related to all acquisitions noted above are presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

Business Combinations

2006

In September 2006, the Company acquired 100% of Surgut City Dairy Plant OJSC for cash consideration of $4,536. The acquisition of Surgut Dairy Plant allows the Company to gain a leading position in a promising region and continue its expansion in the markets of the Urals and Siberia. By having its own enterprise in Surgut, the Company will be able to optimize its expenditure on logistics by reducing the need to transport products between regions.

The fair value of net assets acquired in excess of purchase price of $617 was subsequently recorded as a reduction of the value of property, plant and equipment.

In November 2006, the Company acquired 93.74% of Ochakovo Dairy Plant OJSC for cash consideration of $66,792. Ochakovo Dairy Plant is the fourth largest dairy producer in Russia and one of the largest dairy enterprises in Moscow. The plant produces milk, sour cream, yogurts, cheese curds and other dairy products under a strong brand portfolio (including brands such as 33 Cows, Pastushok, Kremlin

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.   Businesses Acquired (continued)

Products and Actilife). The acquisition of Ochakovo Dairy Plant allows the Company to increase its share of the Moscow dairy market in volume and in value, to enrich brand portfolio and obtain a better cooperation with key retailers and suppliers in Moscow and the Moscow region. The cash consideration paid for this acquisition was allocated to property, plant and equipment $32,479, intangible assets $12,562, long-term investments $11, goodwill $30,501, current assets $18,686, less liabilities $27,447.

In December 2006, the Company acquired 83.36% of Angarsky Milk Plant OJSC (Molka OJSC) for cash consideration of $4,908. The purchase of Molka OJSC allows the Company to strengthen its position in a strategically important region and continue its expansion in the Siberian market. By having its own enterprise in Irkutsk region, the Company gains the ability to optimize logistical expenditures by eliminating the need for long-distance transport of products between regions. The cash consideration paid for this acquisition was allocated to property, plant and equipment $ 1,923, long-term investments $2, goodwill $3,722, current assets $1,051, less liabilities $1,790.

In December 2006, the Company acquired 100% of Manros Group for cash consideration of $51,336. Manros Group comprises six companies of which four are dairy production plants. Manros produces milk, sour cream, yogurts, cottage cheese, kefir and other dairy products under “Na zdorovie”, “Molochnaya Dolina” and “Vkusnika” brands. The acquisition of Manros further strengthens the Company’s market position in the fast-growing Siberian region, where continued economic growth is translating into ever growing demand across our proposition of healthy products aimed at the entire family. The cash consideration paid for this acquisition was allocated to property, plant and equipment $25,191, intangible assets $5,937, goodwill $37,053, non-current assets $240, current assets $10,365, less liabilities $27,450. The purchase price allocations are preliminary and may change as a result of changes in the fair value of assets and liabilities of acquired entities. Management expects to finalize purchase price allocations before December 31, 2007.

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

In July 2005, the Company acquired 66.3% of Obninsk Dairy Plant OJSC for cash consideration of $6,365. Obninsk Diary Plant owns several milk product brands and a milk product manufacturing facility. The acquisition of Obninsk Diary Plant allows the Company to increase its existing product and brand portfolio and establish its presence in Kaluga region to better meet anticipated growth in the local marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment $2,257, intangible assets $903, goodwill $1,091, current assets $2,898, less liabilities $784.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.   Businesses Acquired (continued)

In October 2005, the Company acquired 100% of Essentuki mineral water plant CMW (Caucasian Mineral Water) LLC for cash consideration of $5,505. The acquisition of Essentuki mineral water plant CMW (Caucasian Mineral Water) LLC allows the Company to enhance its existing product and brand portfolio by developing mineral water brand “Novoessentukskaya”, expand production of mineral water “Essentuki” in plastic bottles and increase its market share in mineral water segment. Management has established the preliminary purchase price allocation taking into account all relevant information at the time of preparing these consolidated financial statements. The purchase price allocation was completed by the Company in 2006. The cash consideration paid for this acquisition was allocated to property, plant and equipment $2,066, intangible assets $358, goodwill $3,171, current assets $446 less liabilities $536.

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

In December 2005, the Company acquired 100% of Pervouralsk City Dairy for cash consideration of $119. The purchase price allocation was completed by the Company in 2006. The purchase price in excess of fair value of net assets acquired was recorded as goodwill in amount of $1,126.

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

5.   Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2006 and 2005 were comprised as follows:

	2006	2005
Rubles and other CIS currencies	$39,153	$91,813
Hard currencies	1,104	1,235
Cash equivalents	53	55
Total cash and cash equivalents	$40,310	$93,103

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

6.   Trade Receivables, Net

Trade receivables as of December 31, 2006 and 2005 were comprised as follows:

	2006	2005
Trade receivables	$97,010	$65,094
Allowance for doubtful accounts	(7,078)	(5,126)
Total trade receivables, net	$89,932	$59,968

The movement in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Balance, beginning of period	$5,126	$13,931	$11,455
Provision for doubtful accounts	3,130	3,908	3,722
Write off of trade receivables	(2,027)	(12,358)	(1,938)
Currency translation adjustment	849	(355)	692
Balance, end of period	$7,078	$5,126	$13,931

7.   Inventory

Inventory as of December 31, 2006 and 2005 was comprised as follows:

	2006	2005
Raw materials	$101,274	$83,635
Work in progress	16,581	10,749
Finished goods	56,219	36,213
Total inventory	$174,074	$130,597

Obsolescence and net realizable value expense during 2006, 2005 and 2004 amounted to $602, $1,077 and $3,482, respectively, and was included in cost of sales in the accompanying consolidated statements of income.

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

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

8.   Net Investment in Direct Financing Leases (continued)

The following lists the components of the net investment in direct financing leases at December 31, 2006 and 2005:

	2006	2005
Total future minimum lease payments	$4,808	$6,375
Less: Unearned income	(1,040)	(968)
Net investment in direct finance leases	$3,768	$5,407
Current portion	$2,095	$2,335
Long-term portion	1,673	3,072

At December 31, 2006, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31
2007	$2,706
2008	1,371
2009	656
2010	75
2011	—

9.   Other Current Assets

Other current assets as of December 31, 2006 and 2005 were comprised as follows:

	2006	2005
Assets held for sale	$4,007	$3,324
Restricted cash	9,467	—
Other debtors, net	3,929	3,584
Deferred expenses	1,750	1,649
Other	577	358
Total other assets	$19,730	$8,915

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

10.   Intangible Assets, Net

Identifiable intangible assets as of December 31, 2006 and 2005 were comprised as follows:

	2006		2005
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Financial accounting software	$5,025	$(1,172)	$3,302	$(228)
Trademarks	3,489	(1,324)	2,369	(456)
Supplier contracts	907	(752)	1,602	(1,079)
Others	750	(65)	825	(21)
Intangible assets with indefinite lives:
Trademarks	19,986	—	764	—
Total intangible assets	$30,157	$(3,313)	$8,862	$(1,784)

Financial accounting software and supplier contracts have a weighted average useful life of five years, and trademarks with determinable lives have a useful life of two to ten years.

Amortization expense during the years ended December 31, 2006, 2005 and 2004 amounted to $1,564, $752 and $445, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2006 is estimated to be $1,412 in 2007, $1,401 in 2008, $1,357 in 2009, $1,275 in 2010 and $1,244 in 2011.

11.   Property, Plant and Equipment, Net

The net book value of property, plant and equipment at December 31, 2006 and 2005 was comprised as follows:

	2006	2005
Buildings	$233,166	$157,823
Machinery and equipment	511,905	446,945
Computer hardware	22,973	15,597
Other	49,636	36,761
Gross book value of property, plant and equipment	817,680	657,126
Accumulated depreciation	(296,332)	(239,305)
Advances paid for property, plant and equipment	32,484	10,898
Construction in progress and equipment for installation	52,896	30,808
Total property, plant and equipment, net	$606,728	$459,527

The Company capitalized interest costs of $519, $410, and $972 during the years ended December 31, 2006, 2005 and 2004, respectively, with respect to qualified construction projects.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

11.   Property, Plant and Equipment, Net (continued)

Depreciation expense during the years ended December 31, 2006, 2005 and 2004 amounted to $60,765, $52,683, and $43,558, respectively.

The assets transferred to the Company upon privatisation do not include the land on which the Company’s factories and buildings, comprising the Company’s principal manufacturing facilities, are located. The Company has the option to purchase this land upon application to the state registrator body or to continue occupying this land under rental agreements. Russian legislation does not specify an expiry date to this option. As at December 31, 2006 the Company has not filed any application to exercise the purchase option.

12.   Goodwill

The movement of goodwill for the years ended December 31, 2006 and 2005 comprised:

Balance at December 31, 2003	$24,695
Acquisitions	78
Currency translation adjustment	1,518
Balance at December 31, 2004	26,291
Acquisitions	7,188
Currency translation adjustment	(1,471)
Balance at December 31, 2005	32,008
Acquisitions	72,462
Impairment loss	(2,539)
Currency translation adjustment	4,059
Balance at December 31, 2006	$105,990

13.   Other Non-Current Assets

Other non-current assets at December 31, 2006 and 2005 were comprised as follows:

	2006	2005
Notes issuance expenses, net of amortisation	$1,448	$2,456
Advances for further step acquisition of minority interest in: WBD OJSC	2,306	—
Moscow Baby Food Plant (“ZDMP”)	386	1,566
Tsaritsyno Dairy Plant (“TsMK”)	384
Obninsk Dairy Plant	—	1,350
Sibirskoe Moloko dairy plant	146	133
Other	523	648
Total other assets	$5,193	$6,153

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

14.   Accrued Liabilities

Accrued liabilities at December 31, 2006 and 2005 were comprised as follows:

	2006	2005
Payroll related accruals	$26,243	$11,200
Interest accruals	2,281	3,154
Other accruals	8,579	2,717
Total accrued liabilities	$37,103	$17,071

15.   Short-Term and Long-Term Loans

Short-term loans at December 31, 2006 and 2005 comprised the following:

	2006			2005
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
Ruble denominated	24	$123,849	8.09%	22	$19,219	10.29%
U.S. dollar denominated	—	—	—	3	335	7.92%
Total short-term loans		$123,849			$19,554

Long-term loans at December 31, 2006 and 2005 comprised the following:

	2006			2005
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
U.S. dollar denominated	—	$—	—	1	$677	6.59%
EURO denominated	2	7,698	1.89%	2	3,144	4.86%
Ruble denominated	22	26,521	5.41%	5	1,826	14.50%
Total amount of long-term borrowings		34,219			5,647
Less current portion of long-term loans	—	(4,137)	—	—	(3,823)	—
Total long-term loans		$30,082			$1,824

Guarantees

At December 31, 2006 and 2005, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.   Short-Term and Long-Term Loans (continued)

Unused lines of Credit

At December 31, 2006 the Company had $6,940 of unused borrowings under its long-term lines of credit.

Maturity of Long-Term Loans

The maturities of long-term loans outstanding at December 31, 2006 was as follows:

Years ended December 31,
2007	$4,137
2008	6,488
2009	6,749
2010	9,577
2011	7,268
Total long-term loans	$34,219

Collateral

Certain of the Company’s inventory, property, plant and equipment served as collateral for the short-term and long-term loans from International Moscow Bank, Rosselkhozbankbank, Gazprombank, Uralsib Bank Nomos-Bank and Sberbank.

At December 31, 2006 and 2005 the assets that served as collateral consisted of the following:

•       Inventory in the amounts of $12,063 and $3,433, respectively;

•       Property, plant and equipment with a net book value of $34,804 and $9,381, respectively.

16.   Short-Term and Long-Term Notes Payable

Notes payable issued by WBD Foods at December 31, 2006 and 2005 comprised the following:

Maturity	Currency	2006	2005
Short-term notes	Ruble	$—	$49,794
		—	49,794
Long-term notes	U.S. dollar	$150,000	$150,000
	Ruble	98,742	104,230
Total long-term notes		$248,742	$254,230

WBD Foods U.S. dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan will mature on May 21,

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

16.   Short-Term and Long-Term Notes Payable (continued)

2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

Two of WBD Foods’ subsidiaries unconditionally, irrevocably, jointly and severally guarantee its obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

On April 15, 2003, WBD Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles. The notes were redeemed by WBD Foods on April 11, 2006. The interest rate for the years ending December 31, 2006 and December 31, 2005 was 11.24% and 10.78%, respectively.

On December 21, 2005, WBD Foods issued 3,000,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3,000,000 thousand rubles ($113,934 at the exchange rate as of December 31 2006 of which $15,192 have been repaid as of December 31, 2006). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

17.   Other Payables

Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2006 and 2005:

	2006	2005
Other payables for property, plant and equipment:
Current payables	$9,800	$5,493
Vendors financing obligations, including
—current portion	15,284	15,769
—long-term portion	20,905	26,652
	45,989	47,914
Other payables:
Current payables	11,951	8,938
Long-term payables, including
—current portion	—	—
—long-term portion	—	241
	11,951	9,179
Total other payables	57,940	57,093
Less current liabilities	(37,035)	(30,200)
Total other long-term payables	$20,905	$26,893

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

17.   Other Payables (continued)

The Company has agreements with suppliers of equipment which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2006 and 2005, vendor financing obligations were $21,013 and $29,677, respectively, EURO 10,628 thousand and EURO 10,050 thousand (equivalent to $14,004 and $11,937 as of December 31, 2006 and 2005, respectively) 30,858 thousand rubles and 23,225 thousand rubles (equivalent to $1,172 and $807 as of December 31, 2006 and 2005, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 14.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. The majority of equipment financing is provided by one supplier. At December 31, 2006 and 2005, property, plant and equipment amounting to $33,141 and $47,728, respectively, served as collateral under these financing agreements.

The maturity of vendors financing obligations and other long-term payables outstanding at December 31, 2006 was as follows:

Years ended December 31,
2007	$15,284
2008	10,580
2009	7,995
2010	1,937
2011	393
Total maturity of other long-term payables	36,189
Less current portion of other long-term payables	(15,284)
Total other long-term payables	$20,905

18.   Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Current income tax provision	$48,232	$27,385	$18,189
Deferred income tax charge/(benefit)	(6,672)	3,327	(6,019)
Total provision for income taxes	$41,560	$30,712	$12,170

WBD Foods’ statutory income tax rate was 24% for the periods presented above.

Foreign current income tax provisions for the years ended December 31, 2006, 2005 and 2004 were $2,372, $700 and $534, respectively. Foreign deferred income tax charge/(benefit) for the years ended December 31, 2006, 2005 and 2004 were $(258), $637 and ($1,255), respectively.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (continued)

The actual provision for income taxes reconciled to WBD Foods’ theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2006	2005	2004
Income before provision for income taxes	$140,141	$64,627	$38,305
Russian statutory tax rate	24%	24%	24%
Theoretical tax provision at statutory rate	33,634	15,510	9,193
Tax effect of expenses not deductible for national statutory taxation purposes	10,829	12,341	6,232
Tax effect of income not taxable for national statutory taxation purposes	(2,172)	(974)	(248)
Tax effect of income tax privileges relating to small business enterprises benefit	—	(275)	(1,278)
Tax effect of income tax at different rates	(849)	470	550
Increase (decrease) in valuation allowance	(370)	2,609	(2,258)
Tax effect of other	488	1,031	(21)
Actual provision for income taxes	$41,560	$30,712	$12,170

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
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (continued)

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2006 and 2005:

	2006	2005
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$8,541	$10,486
Intangible assets	867	1,058
Property, plant and equipment	8,646	4,359
Net investments in direct financing leases	—	1,297
Allowance for doubtful accounts	4,883	3,557
Obsolescence and net realizable value inventory write off and other accrued liabilities	2,448	1,729
Payroll related accruals	4,265	907
Other	1,188	896
Gross deferred tax asset	30,838	24,289
Less valuation allowance for deferred tax asset	(7,097)	(7,467)
Deferred tax asset net of valuation allowance	23,741	16,822
Intangible assets	(5,035)	(1,451)
Property, plant and equipment	(22,183)	(14,357)
Net investments in direct financing leases	(2,896)	(1,114)
Bonds issuance costs	(348)	(589)
Other	(68)	(643)
Gross deferred tax liability	(30,530)	(18,154)
Net deferred tax (liability)/asset	$(6,789)	$(1,332)
Analyzed as to:
Current deferred tax asset	12,749	8,750
Long-term deferred tax asset	8,737	5,554
Long-term deferred tax liability	(28,275)	(15,636)

In the context of the Company’s current structure, tax losses and current tax assets of the different subsidiaries may not be set off against current tax liabilities and taxable profits of other subsidiaries and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax assets of one subsidiary of the Company are not offset against deferred tax liabilities of another subsidiary. As at December 31, 2006 and 2005, a valuation allowance has been recorded for deferred tax assets in the amounts of $7,097 and $7,467, respectively, as it is not more likely than not that sufficient taxable profit will be available to offset the deductible temporary differences to which these assets relate.

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $34,797 which may be carried forward for use against future taxable income, of which $4,041, $12,783,

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

18.   Income Tax (continued)

$10,283 and $7,690 expire in the period 2008-2013, 2014, 2015 and 2016  respectively. The use of accumulated tax losses of the Russian subsidiaries is fully usable starting from the year 2007.

As of December 31, 2006, Fruktopak had deferred tax asset of $1,387 as related to net taxable loss carried forward. Management believes that the loss will be realized in full against the future taxable income of Ramenskiy Plant, to which it merged on May 16, 2006, during the year ended December 31, 2007.

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

The movement in capital government grants during the years ended December 31, 2006 and 2005 comprised:

Balance at December 31, 2004	$7,485
Amortization	(2,107)
Currency translation adjustment	15
Balance at December 31, 2005	5,393
Amortization	(2,507)
Decrease related to minority interest acquisition	(646)
Currency translation adjustment	307
Balance at December 31, 2006	$2,547

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

During the year ended December 31, 2006 and 2005, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $0 and $276, respectively.These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated statements of income in the period in which the related interest expense is incurred. The grants were provided at the lower of two-thirds of the Central Bank of Russia interest rate (equating to 11% at December 31, 2006) or actual amount of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

20.   Shareholders’ Equity

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2006 retained earnings of WBD Foods which are distributable under statutory legislation totaled 737 million rubles ($28,005 at the exchange rate as of December 31, 2006).

21.   Minority Interest

The movement in minority interest during the years ended December 31, 2006 and 2005 comprised:

Balance at December 31, 2004	$17,327
Acquisitions by the Company of minority interests in subsidiaries	(1,081)
Acquisition of subsidiaries	5,312
Minority interest share in net income	3,649
Currency translation adjustment	(588)
Balance at December 31, 2005	$24,619
Acquisitions by the Company of minority interests in subsidiaries	(12,906)
Acquisition of subsidiaries	2,446
Minority interest share in net income	3,197
Currency translation adjustment	1,621
Balance at December 31, 2006	$18,977

22.   Cost of Sales

Cost of sales for 2006, 2005, and 2004 were comprised of the following:

	2006	2005	2004
Raw materials	$986,477	$836,404	$726,934
Personnel	68,464	50,030	44,283
Depreciation and amortization	50,136	41,921	34,577
Utilities	29,240	21,222	17,378
Goods for resale	22,556	16,724	6,663
Other	37,286	32,705	28,932
Total cost of sales	$1,194,159	$999,006	$858,767

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

23.   Selling and Distribution Expenses

Selling and distribution expenses for 2006, 2005, and 2004 were comprised of the following:

	2006	2005	2004
Advertising and marketing	$76,194	$57,936	$54,298
Personnel	55,955	47,665	43,831
Shipping and handling	73,565	52,995	45,938
Bad debt expense	3,130	3,908	3,722
Materials and supplies	9,369	10,446	8,447
Warehouse	10,986	9,525	8,937
Other	16,855	9,515	8,260
Total selling and distribution expenses	$246,054	$191,990	$173,433

24.   General and Administrative Expenses

General and administrative expenses for 2006, 2005, and 2004 were comprised of the following:

	2006	2005	2004
Personnel	$78,227	$61,830	$53,250
Taxes other than income tax	12,789	13,194	11,782
Audit, consulting and legal fees	10,506	5,567	4,655
Depreciation	7,215	5,711	4,576
Materials and supplies	2,462	3,268	3,226
Communication costs	2,731	2,880	2,331
Rent	2,670	2,177	2,268
Security expenses	1,441	1,638	469
Insurance	2,031	1,561	1,367
Other	14,409	11,816	8,892
Total general and administrative expenses	$134,481	$109,642	$92,816

25.   Financial Income and Expenses, Net

Financial income and expense, net for 2006, 2005, and 2004 were comprised of the following:

	2006	2005	2004
Interest expense	$27,898	$23,388	$22,348
Interest income	(4,372)	(1,569)	(1,421)
Currency remeasurement (gains), net	(10,288)	(1,231)	(7,673)
Bank charges	2,070	1,983	1,857
Other financial expense /(income), net	172	297	(493)
Total financial income and expense, net	$15,480	$22,868	$14,618

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

26.   Pension Costs

In the normal course of business, WBD Foods and its subsidiaries contribute to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Governmental pension contributions are included in personnel costs in the consolidated statements of income. Pension costs amounted to $26,270, $20,282 and $20,557 in 2006, 2005 and 2004, respectively. WBD Foods has no other pension obligations.

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

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (continued)

Operating Segments—2006

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$1,339,621	$324,074	$117,152	$—	—	$1,780,847
Inter segment sales	(18,720)	—	—	—	—	(18,720)
Sales to external customers	1,320,901	324,074	117,152	—	—	1,762,127
Cost of sales	(917,813)	(209,630)	(66,716)		—	(1,194,159)
Gross profit	403,088	114,444	50,436		—	567,968
Operating expenses	(243,943)	(105,712)	(18,116)	(44,576)	—	(412,347)
Operating income (loss)	159,145	8,732	32,320	(44,576)	—	155,621
Financial income and expense, net and current provision for income taxes	(39,809)	(3,900)	(8,688)	(11,315)	—	(63,712)
Net segment profit (loss)	$119,336	$4,832	$23,632	$(55,891)	—	$91,909
Deferred tax (charge)/benefit						6,672
Minority interest						(3,197)
Net income (loss)						$95,384
Total assets	$915,244	$214,706	$90,122	$128,683	$(172,819)	$1,175,936
Expenditure for property, plant and equipment	$93,322	$13,474	$19,356	$3,811	—	$129,963
Depreciation and amortization	$46,849	$11,515	$3,010	$955	—	$62,329

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (continued)

Operating Segments—2005

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$1,005,774	$303,147	$87,839	$3	—	$1,396,763
Inter segment sales	(2,173)	—	—	—	—	(2,173)
Sales to external customers	1,003,601	303,147	87,839	3	—	1,394,590
Cost of sales	(750,663)	(193,846)	(54,480)	(17)	—	(999,006)
Gross profit	252,938	109,301	33,359	(14)	—	395,584
Operating expenses	(177,672)	(88,078)	(11,593)	(30,746)	—	(308,089)
Operating income (loss)	75,266	21,223	21,766	(30,760)	—	87,495
Financial income and expense, net and current provision for income taxes	(14,663)	(6,433)	(5,050)	(24,107)	—	(50,253)
Net segment profit (loss)	$60,603	$14,790	$16,716	$(54,867)	—	$37,242
Deferred tax (charge)/benefit						(3,327)
Minority interest						(3,649)
Net income (loss)						$30,266
Total assets	$572,981	$213,009	$70,638	$131,964	$(68,035)	$920,557
Expenditure for property, plant and equipment	$59,922	$12,962	$1,754	$472	—	$75,110
Depreciation and amortization	$41,209	$8,565	$2,993	$668	—	$53,435

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (continued)

Operating Segments—2004

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables	Consolidated
Total sales	$824,509	$301,050	$64,657	$—	—	$1,190,216
Inter segment sales	(6,230)	—	—	—	—	(6,230)
Sales to external customers	818,279	301,050	64,657	—	—	1,183,986
Cost of sales	(618,918)	(199,232)	(40,611)	(6)	—	(858,767)
Gross profit	199,361	101,818	24,046	(6)	—	325,219
Operating expenses	(151,623)	(86,919)	(7,266)	(26,488)	—	(272,296)
Operating income (loss)	47,738	14,899	16,780	(26,494)	—	52,923
Financial income and expense, net and current provision for income taxes	(14,472)	(3,348)	(3,862)	(11,125)	—	(32,807)
Net segment profit (loss)	$33,266	$11,551	$12,918	$(37,619)	—	$20,116
Deferred tax (charge)/benefit						6,019
Minority interest						(3,161)
Net income (loss)						$22,974
Total assets	$544,592	$226,084	$56,230	$24,671	$(55,489)	$796,088
Expenditure for property, plant and equipment	$57,161	$8,817	$5,092	$1,569	—	$72,639
Depreciation and amortization	$29,856	$11,009	$2,234	$904	—	$44,003

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

27.   Segment Information (continued)

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Dairy	Beverages	Baby food	Total
Balance at December 31, 2004	$22,398	$3,893	$—	$26,291
Acquisitions	3,765	3,423	—	7,188
Write-off	—	—	—	—
Currency translation adjustment	(805)	(666)	—	(1,471)
Balance at December 31, 2005	25,358	6,650	—	32,008
Acquisitions	72,462		—	72,462
Write-off	(2,539)		—	(2,539)
Currency translation adjustment	3,734	325	—	4,059
Balance at December 31, 2006	$99,015	$6,975	$—	$105,990

For the years ended December 31, 2006, 2005, and 2004, approximately 93%, 92%, and 94% of sales were generated in and sold to customers in Russia. As of December 31, 2006, 2005 and 2004, the long-lived assets of the Company were primarily located in Russia.

The majority of the Company’s packaging materials is purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

28.   Dividends

At the annual shareholders’ meeting on June 30, 2006, dividends per common share were declared in the amount of 6.87 Russian rubles per common share (of which 4.60 Russian rubles are attributable for the period of 2002-2004 and 2.27 Russian rubles are attributable for the first quarter of 2006) which at the date of the meeting was equivalent to $0.25. The dividends were paid to shareholders in August 2006.

At the shareholders’ meeting on December 5, 2006 dividends per common share for nine months ended September 30, 2006 were declared in the amount of 7.86 Russian rubles per common share which at the date of the meeting was equivalent to $0.30. The dividends were paid to shareholders in December 2006.

29.   Share-based Awards

In 2006 the Company entered into share-based award agreements with a number of its executives. The arrangements include annual awards of 225,000 share options in each of the three years beginning in 2006 and 200,000 share options in both 2009 and 2010. The exercise price of the options equals the average sales price of the stock over the 90 days period preceding each annual grant. Each tranche vests one-third annually over a three year period and can be settled in cash. The contractual terms of options is from three to five years from grant date.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

29.   Share-based Awards (continued)

In accordance with SFAS No. 123R the awards have been accounted for as a liability and, as such, the awards’ fair value will be remeasured at each reporting date until the date of settlement.

Compensation cost for each period until settlement is based on recording the change, dependant on the percentage of the requisite service period that has been rendered at the reporting date, in the fair value of the award for each reporting period.

In 2006, 200,000 share options were granted at an exercise price of $25.32 per share, and 25,000 share options were granted at an exercise price of $39.29 per share. As of the grant date, the Company expected that all of the shares will vest. The Company expensed $2,136 for all share-based awards for the period from the respective grant dates to December 31, 2006.

During 2006, none of the share options were canceled, forfeited or exercised and, as of December 31, 2006, none of the share options outstanding are vested or exercisable.

The aggregate intrinsic value of share options that are currently outstanding as of December 31, 2006 and that are expected to be exercised in the future is $8,927. The estimated weighted average fair value of the individual share options as of December 31, 2006 was $41.23.

The determination of fair value of share-based awards on the date of grant and each subsequent reporting date, using an option-pricing model, is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and projected employee stock options exercise behaviors.

A summary of the assumptions used in the application of the Black-Sholes option valuation model as of the grant dates in 2006 were as follows:

Volatility(1)	32.28%-36.55%
Risk-free interest rate(2)	6.10%-6.18%
Dividend yield(3)	0.77%-1.53%
Expected life (years)(4)	3 years

(1)          The volatility is based on historical volatility of the Company’s common stock over the same term as the expected term of the award.

(2)          The risk-free rate is based on the Russian Federation Government Bond with expected term similar to the expected term of the award.

(3)          The dividend yield is based on expected annual dividends per share and the share price as of the grant date.

(4)          The expected life is based on the contractual term of the share options and assumption that the options will be exercised after the vesting period but before end of contractual term.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

30.   Related Parties

Wimm-Bill-Dann Trans

During 2006, 2005 and 2004 the Company received transportation services from Wimm-Bill-Dann Trans (“WBD Trans”), a closed joint stock company, which is a WBD Foods’ investee, amounting to approximately $11,713, $11,687 and $11,149, respectively. As of December 31, 2006, 2005 and 2004 advances paid to WBD Trans in respect of transportation services amounted to $233, $176 and $247, respectively.

Milk Suppliers

During 2006, 2005 and 2004 the Company purchased milk from certain milk supplying companies, which are controlled by members of the control group of shareholders, amounting to $12,175, $4,493 and $2,614, respectively. As of December 31, 2006 and 2005 accounts payable to these milk supplying companies in respect of milk received amounted to $373 and $134, respectively.

AlfaStrahovanie

In 2006 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors in insurance company AlfaStrahovanie. Insurance services received from AlfaStrahovanie in 2006 amounted approximately to $660. As of December 31, 2006 accounts payable to AlfaStrahovanie in respect to these services amounted to $284.

Echo of Moscow

Through 2006 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors in broadcasting company Echo of Moscow. Advertising services received from Echo of Moscow in 2006 amounted approximately to $116. As of December 31, 2006 advances paid to Echo of Moscow in respect to these services amounted to $1.

Current Shareholders

During 2006, WBD Foods acquired 0.26% interest in WBD OJSC from current shareholders for $812 (see Note 4).

During 2004, WBD Foods acquired 6.2% interest in TsMK from current shareholders for $3,406 (see  Note 4).

During 2004 the Company paid for legal services, in the amount of $507 respectively, on behalf of certain shareholders. As of December 31, 2004 all these amounts were fully repaid by the shareholders.

31.   Commitments and Contingencies

Property, Plant and Equipment Purchase Commitments

As of December 31, 2006, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2006 were $10,078, payable in 2007.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

31.   Commitments and Contingencies (continued)

Insurance

As of December 31, 2006, the Company had insurance coverage of $485,178 in respect of property, plant and equipment at 20 major legal entities. The Company had insurance for business interruption at 14 major manufacture facilities with total coverage of $421,732. At 26 legal entities the Company had product liability insurance with $1,000 liability coverage per insurance case within the territory of Russia and CIS countries, $2,500 liability coverage per insurance case worldwide except for territory of Russia and CIS countries with the cumulative coverage of $5,000. Until the Company obtains insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company’s operations and financial position.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Overall, management believes that the Group has paid or accrued all taxes that are applicable as at December 31, 2006. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations are not accrued in the consolidated financial statements.

Taxation

During the period 2003 to March 31, 2005 certain subsidiaries of WBD Foods utilized small business enterprises income tax benefits which were available under Russian income tax legislation being in force before January 1, 2002. The Company believes that the tax savings to the Company for the period 2003 to March 31, 2005 in respect of these income tax benefits amounted to approximately $5,349. Should the Russian tax authorities question the appropriate use of these benefits by WBD Foods’ subsidiaries for the years 2003, 2004, and January—March 2005, issue a claim and prove successful in the court, they would be entitled to recover the amount claimed, together with penalties amounting to 20% of such amount and interest at the rate of 1/300th of the Central Bank of Russia rate, equating to 0.036% as of December 31, 2006, for each day of delay for late payment of such amounts. In any case, WBD Foods’ management

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

31.   Commitments and Contingencies (continued)

believes that is has strong grounds on which to oppose any such claim and will vigorously defend its position.

Transfer Pricing

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

32.   Impairment of Tangible Assets and Goodwill

The Company performs asset impairment analyses on its facilities on an ongoing basis. During 2006 a review of all non-current assets was performed in relation to a future company strategy which was altered with the change in top management. The assessment considered the potential recoverability of the carrying amounts of fixed assets and positive goodwill.

As a result of this review the Company has recognized an impairment loss of $18,172 in the year ended December 31, 2006, including $15,633 related to fixed assets and intangible assets and $2,539 related to positive goodwill (Novokuibyshevsk plant). The related deferred tax benefit amounted to $3,153.

The impairment loss charge was included in “Other Operating Expenses” line of Income Statement for the year ended December 31, 2006. This amount is attributable to operational segments as follows: Dairy—$7,196, Beverages—$10,976.

The impairment was recognized based on the standards promulgated by the Financial Accounting Standard Board. Such standards require the recognition of an impairment charge when the cash flows resulting from the operation of an asset are expected to be less than its book value.

33.   Restructuring Costs

In 2006 the company has undergone certain restructuring changes targeted at optimization of personnel headcount and decrease of personnel expenses in Dairy, Beverage and Holding operational segments. The optimization was carried out through the liquidation of duplicated functions and excessive labour force. According to these changes, a number of employees have been laid-off and compensated for it.

Wimm-Bill-Dann Foods
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2006, 2005 and 2004
(Amounts in thousands of U.S. dollars, except where otherwise stated)

33.   Restructuring Costs (continued)

The restructuring charges mainly relate to redundancy costs, which for the year ended December 31, 2006 totaled $4,605. This amount is attributable to operating segments as follows: Dairy—$1,867, Beverages—$2,412, Holding—$326. The restructuring costs were included in “Other Operating Expenses” line of Income Statement. Of the total, $2,090 is accrued as Accrued liabilities as of December 31, 2006.

34.   Subsequent Events

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan will mature on May 14, 2008 and bears interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and May 14, 2008. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

On March 5, 2007, the Company disposed of its interest in Novokuibyshevsk plant. As at December 31, 2006 Novokuibyshevsk plant complied with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” to be classified as a “Long-lived asset to be disposed of by sale”. All of its assets in the amount of $1,574 are included in ”Other current assets ”; all liabilities in the amount of $414 are included in “Other current liabilities” in balance sheet for the year ended December 31, 2006. Net income and cash flows of Novokuibyshevsk plant in years of 2004-2006 were not significant and not disclosed separately.