Form 20-F
period 2007-12-31
WIMM BILL DANN FOODS OJSC
filed 2008-06-26
CIK 1166718

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  1-31232

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

16 Yauzsky Boulevard, Moscow 109028, Russian Federation
(Address of principal executive offices)

Natalya Belyavskaya, tel. +7 (495) 925-58-05, e-mail: ir@wbd.ru, address: 16 Yauzsky Boulevard, Moscow 109028, Russian Federation
(Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE SHARE OF COMMON STOCK COMMON STOCK, PAR VALUE 20 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2007.

SEC 1852 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

44,000,000 shares of common stock, par value 20 Russian rubles each, as of December 31, 2007

14,405,337 American Depositary Shares, each representing one share of common stock, as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Unless the context otherwise requires, references to “WBD,” “Company,” “we,” “us,” or “our” refer to Wimm-Bill-Dann Foods OJSC and its subsidiaries. “Lianozovsky Dairy Plant” was renamed “Wimm-Bill-Dann” in 2006. References to “Lianozovsky” and “Lianozovsky Dairy Plant” are to “Wimm-Bill-Dann”.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.   Selected Financial Data

The selected consolidated financial data set forth below at December 31, 2007, 2006, 2005, 2004 and 2003 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	For the years ended December 31,
	2007	2006	2005	2004	2003
	In thousands of U.S. Dollars, except share and per share data
Statement of Income Data:

Sales	$2,438,328	$1,762,127	$1,394,590	$1,183,986	$938,459
Cost of sales	(1,654,879)	(1,194,159)	(999,006)	(858,767)	(665,104)
Gross profit	783,449	567,968	395,584	325,219	273,355
Selling and distribution expenses	(387,853)	(246,054)	(191,990)	(173,433)	(140,746)
General and administrative expenses	(180,922)	(134,481	(109,642)	(92,816	(75,973
Other operating expenses	(704)	(31,812)	(6,457)	(6,047)	(7,481)
Operating income	213,970	155,621	87,495	52,923	49,155
Financial income and expenses, net	(16,851)	(15,480)	(22,868)	(14,618)	(15,273)
Income before provision for income taxes and minority interest	197,119	140,141	64,627	38,305	33,882
Provision for income taxes	(54,302)	(41,560)	(30,712)	(12,170)	(10,717)
Minority interest	(2,769)	(3,197)	(3,649)	(3,161)	(2,012)
Net income	$140,048	$95,384	$30,266	$22,974	$21,153
Earnings per share—basic and diluted	$3.18	$2.17	$0.69	$0.52	$0.48
Dividends per share (1)	$0.12	$0.55	$—	$—	$—
Weighted average number of shares outstanding	44,000,000	44,000,000	44,000,000	44,000,000	44,000,000
Other Data:
Capital expenditures	$192,662	$129,963	$75,110	$72,639	$107,186
Cash provided by (used in) operating activities	$96,804	$169,954	$113,937	$71,720	$29,940
Cash used in investing activities	$(203,041)	$(228,158)	$(125,157)	$(73,808)	$(95,142)
Cash (used in) provided by financing activities	$91,429	$(1,911)	$82,619	$(16,159)	$73,399

(1)    Dividends paid in 2007 are attributable for 2006. Dividends paid in 2006 are attributable as follows: $0.17 per share – for years 2002-2004, $0.08 per share – for three months ended March 31, 2006, $0.30 per share - for nine months ended September 30, 2006.

	At December 31,
	2007	2006	2005	2004	2003
	In thousands of U.S. Dollars
Balance Sheet Data:
Total assets	1,533,102	1,175,936	920,557	796,088	743,885
Total net assets	673,124	497,494	387,043	370,916	324,618
Total debt(1)	578,930	442,999	371,646	283,168	283,442
Total liabilities	846,116	659,465	508,895	407,845	398,099
Total liabilities and shareholders’ equity	$1,533,102	$1,175,936	$920,557	$796,088	$743,885

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

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2007	26.58	24.26	25.49	24.55
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.31	28.78
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45

(1)             The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2008	23.88	23.55
April 2008	23.67	23.34
March 2008	24.00	23.51
February 2008	24.78	24.12
January 2008	24.89	24.29
December 2007	24.75	24.42

On June 25, 2008, the exchange rate between the ruble and the U.S. dollar was 23.62 rubles per $1.00.

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2007	11.5%
2006	9.7%
2005	10.9%
2004	11.7%
2003	12.0%

Source: Central Bank of Russia.

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Inflation continued to decrease in Russia in 2004 through 2006

The inflation rate in 2007 was affected by several factors relating to increases in international energy and oil market prices, administrative decisions of the Central Bank of Russia and the economic slowdown in the United States.

Our results of operations are affected by the relationship between the rate of inflation and the nominal rate of devaluation/appreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2007, 2006 and 2005, the ruble appreciated in real terms against the U.S. dollar.

	2007	2006	2005
Inflation(1)	11.5%	9.7%	10.9%
Nominal appreciation/(depreciation) of the ruble relative to the U.S. dollar(1)(2)	6.3%	4.0%	1.9%
Real appreciation of the ruble relative to the U.S. dollar(2)	12.8%	10.7%	10.8%

(1)             Source: Central Bank of Russia.

(2)             For purposes of calculating the interest rate of our U.S. dollar-denominated notes, we used the Russian ruble/U.S. dollar exchange rates at December 31, 2007, 2006 and 2005, which appreciated/(depreciated) at the rates of 6.7%, 8.5% and (3.7)%, respectively.

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

In addition, we currently have production facilities in Ukraine, Georgia, Kyrgyzstan and Uzbekistan and trade operations in Kazakhstan, and our strategy contemplates the acquisition of additional operations in the countries of the Commonwealth of Independent States, or the CIS. As with Russia, these countries are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out below in “—Risks Relating to the Russian Federation.”

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy, baby food and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

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

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to successfully expand our operations.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our businesses will continue to grow for the foreseeable future. The operating complexity of our business and the responsibilities of management have increased as a result of this growth, placing significant strain on our managerial and operational resources. Our future operating results depend, in significant part, upon the continued contributions of our management and technical personnel.

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

There is a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.

The material weakness in our internal control over financial reporting as identified by our management for the year ended December 31, 2007 is summarized below:

•                  Our financial statement closing process, including the transformation of our statutory financial statements into U.S. GAAP consolidated financial statements has not reduced to an acceptably low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

Notwithstanding the steps we have taken and continue to take that are designed to remediate the material weakness identified above, we may not be successful in remediating this material weakness in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or additional material weaknesses, failure to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestations regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to miss our reporting deadlines and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our ordinary Shares and ADSs. See “Item 15. Controls and procedures” for additional information.

Increased competition among juice producers in Russia may adversely affect our results of operations.

Although juice consumption in Russia continues to increase, our juice product sales volume decreased in 2005 and stayed almost flat in 2006 due to vigorous market competition from other domestic producers and increased activity by foreign producers. Although our juice sales increased in 2007 by 27.8% compared to 2006, continued and/or increased competition among juice producers in Russia may cause future decline in the sales volumes of our juice products, as well as affect our juice prices and profit margins and, consequently, may materially adversely affect our results of operations. “See Item 4. Information on Our Company—B. Business—Business Overview—Beverage products and brands—Market trends and competition” for additional information regarding our competitors.

Consumer preference for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse affect on our results of operations.

Consumer preference for low-price juice products, primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower, put pressure on juice prices in 2005, 2006 and 2007. In addition, raw materials required for juice production, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we have experienced significant increases in the cost of these commodities in 2006 and 2007. The prices for sugar and juice concentrate, particulary apple juice concentrate, have increased significantly and we expect them to continue to increase for the foreseeable future. A continuation of these trends may cause a decline in our juice product profit margins and, consequently, materially adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a material adverse effect on our business.

Railway and ground transportation are our principal means of transporting supplies and juice and water products to our facilities and customers. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2005, 2006 and 2007. In addition, the increase in oil prices has lead to increased fuel costs and, consequently, higher transportation costs.

In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint-stock company, to be followed by the eventual privatization of certain of its functions. This reorganization and privatization have not been completed in accordance with the timetable contemplated in the legislation and it is not clear whether it will be completed at all. However, if the privatization of Russian Railroads or other factors result in increased railway transport costs, thereby decreasing our profit margins, our results of operations could be materially adversely affected.

Our inability to develop and maintain awareness of new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business strategy contemplates our entry into new product categories, the development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to introduce and offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and could significantly inhibit our future growth and profitability.

In addition, developing and maintaining awareness of our brands in a cost effective manner is critical to informing and educating the public about our current and future product offerings and is an important element in attracting new consumers. The successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased operating revenues, and even if they do, such operating revenues may not offset the operating expenses we incur in building our brands. Furthermore, our ability to attract new consumers and retain existing consumers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Our failure to successfully and efficiently promote and maintain our brands may limit our ability to attract new consumers and retain our existing consumers and materially adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our operational results will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk, sugar and concentrate prices during 2005, 2006 and 2007.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 50% in 2007. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on Our Company—B. Business—Business Overview.”

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth and growth in personal income levels. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

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

In 2007 we have experienced significant increases in the raw-milk purchase price. The average weighted raw-milk purchase price paid by us increased in ruble terms by approximately 14% in 2005, 7% in 2006 and 64.8% in 2007. The price increases are due, in part, to droughts in Australia and New Zealand, the world’s largest suppliers of dry powder milk, and due to an increase in demand for milk products in such densely populated countries as China, Indonesia, Algeria and a number of other countries in Asia and Africa. In order to restrain the growth of prices for milk products, we and other major Russian food producers, as well as retail chains and the Russian government entered into a voluntary agreement in October 2007, according to which the prices for products of social significance (such as some milk, kefir and sour cream) were frozen at the level as of October 15, 2007. In January 2008, this agreement was extended to May 1, 2008, the prices were fixed at the January 2008 level.

This unprecedented increase in the price of raw and dry milk adversely affected our dairy profit margin in 2007, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information” for additional information.

In the event that the Moscow City Government were to reduce significantly the prices or the amount of products it purchases from our baby food business, then our revenues and profits from this business could be reduced.

In 2006 and 2007, baby food purchased from us by the Moscow City Government comprised approximately 33% and 26% respectively of the total sales revenue of our baby food segment. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues and profits from this business could be reduced, which could have a material adverse effect on our financial condition and results of operations. We discuss the sale and distribution of products produced at Wimm-Bill-Dann “B. Business—Business Overview.”

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, two of Russia’s largest supermarket chains, Perekryostok and Pyatyorochka, merged in April 2006, which further strengthens the negotiating leverage in their dealings with us. Although we have not yet experienced any material adverse effect as a result of this merger, we cannot guarantee that we will not experience adverse consequences in the future. A number of large Western retailers, such as German retailer Metro and French retailer Auchan, have also opened stores in our markets, which will put further pressure on prices.

We also compete with other brands for shelf space in retail stores. Retailers also offer other products, including their own brands that compete directly with our products. In addition, retailers in Russia typically charge food and beverage producers, including us and our competitors, for shelf space. If retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, charge unreasonable prices for shelf space, fail to offer sufficient shelf space, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

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

We maintain insurance against some, but not all, potential risks and losses affecting our operations. We cannot provide assurance that our insurance will be adequate to cover all of our losses or liabilities. We also can provide no assurance that insurance will continue to be available to us on commercially reasonable terms. Should a significant event affect one of our facilities, we could experience substantial property loss and significant disruptions in production, for which we would not be compensated. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

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

Additionally, although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2006 and 2007 we did not incur material capital expenditures for environmental controls. For a more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

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

Our inability to maintain an adequate management information system may have a material adverse effect on our business. See “Item 5. Operating and Financial Review and Prospects —A. Operating Results— Corporate and Operational Highlights for 2008” for a description of the new ERP system we are currently implementing.

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

We may not be able to adequately protect our intellectual property rights.

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

As of May 15, 2008, we had 83 pending trademark applications in Russia and 15 pending trademark applications abroad. We are also in the process of contesting the rejection for registration of a number of our trademarks in countries outside of Russia. If our pending applications are not granted trademark status, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and adversely affecting our financial results. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $75.1 million in 2005, $130.0 million in 2006 and $192.7 million in 2007. We spent approximately $24.3 million in 2005, $137.3 million in 2006 and $21.8 million in 2007 for acquisitions. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

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

As of June 24, 2008, to our knowledge, approximately 44.91% of our outstanding common stock was owned by our founding shareholders. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated on January 16, 2002, which requires the parties to vote the same way. This group continues and will continue to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders.

If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, as long as the group continues to hold, directly or indirectly, a controlling stake in our shares and act in concert pursuant to the Partnership and Cooperation Agreement, they will have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and the appointment of the majority of directors and removal of directors. The group will also be able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, reorganization proposal, proposed substantial sale of assets or other major corporate transactions. Thus, the group can take actions that may conflict with the interest of holders of our ADSs.

Members of our controlling group of shareholders also have interests in other companies, some of which conduct business with us. We are not aware of any related-party transactions that are being carried out on preferential terms, but cannot exclude the possibility of related-party transactions that may potentially result in the conclusion of transactions on terms less favorable than could be obtained in arm’s length transactions.

To the best of our knowledge, Groupe Danone, together with its subsidiaries, holds an 18.4% stake in Wimm-Bill-Dann Foods OJSC, which allows Groupe Danone to nominate its candidates to our board of directors. The election of a director nominated by Groupe Danone may present a conflict of interest between Wimm-Bill-Dann Foods OJSC and Groupe Danone, which is one of our main competitors.

Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could increase our advertising expenses and have a material adverse effect on our sales and results of operations.

The new Federal Law on Advertising which came into force on July 1, 2006, limits the amount of time that a broadcaster may devote to advertising to 15% of total broadcasting time per day and 20% in any given hour. From January 1, 2008, advertising was further limited to no more than 15% in any given hour of broadcasting time.

As a result of this new law, the amount of available advertising time decreased. In turn, the reduction in available advertising time is likely to lead to increased costs to advertisers for purchasing advertising time due to an increased demand for available time slots and a drive by media outlets to recover their losses from the decreased volume of advertising time they are permitted to sell. We expect the greatest price increases to affect television advertising, particularly during primetime.

The new law also imposes certain restrictions on advertising that may require us to adjust some of our advertising campaigns. We are among Russia’s top advertisers. According to Gallup, we were the third largest advertiser in 2004, the ninth largest advertiser in 2005, the twelfth largest advertiser in 2006 and the tenth largest advertiser in 2007. In 2005, 2006 and 2007 over 50% of our advertising expenditures related to television advertisements. At the same time, media inflation in Russia has been significant in recent years, exceeding 34% in 2004, 28% in 2005 and 35% in 2006 and 50% in 2007. Our advertising and marketing expenses increased in 2007 by 81.1% or $61.8 million in absolute terms, and increased by 1.4% as a percentage of sales to 5.7% in 2007 from 4.3% in 2006. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and endeavored to manage the cost increases more effectively. Imposition of the new law, coupled with overall media inflation in Russia, is likely to continue to increase our advertising expenses. The increased cost of advertising, along with the decreased availability of advertising time slots, may also lead to a decrease in our television advertising which, consequently, may have a material adverse effect on our sales and results of operations.

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

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested-party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge. Additionally, of the 97.53% of the Lianozovsky Dairy Plant which we owned, 15% were acquired in separate investment tender held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tenders for the Lianozovsky Dairy Plant, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that these tenders were not duly held since the participants were under common control, we could lose 15% of our stakes in the Lianozovsky Dairy Plant, materially adversely affecting our results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group.

For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. The amount of net assets of some of our subsidiaries is below the minimum legal requirements. Although we are currently taking steps to remedy this and these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation.

Our inability to register property in a timely manner may lead to fines and temporarily restrict our expansion plans.

We have grown both organically and through numerous acquisitions.  As a result, we are routinely required to register real estate that we have acquired and/or constructed. Russian real estate laws, particularly municipal laws in Moscow, are complicated and ambiguous. Among other things, these laws require a registrant to provide the real estate registration authority with numerous documents from various state authorities, including from construction authorities, land register authorities, tax authorities and fire safety authorities, among others. Each of these entities exercises considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Consequently, a considerable amount of effort, time and money is required to register real estate in Russia, and notwithstanding these efforts, there is no assurance we will be able to register all of our real estate on a timely basis.  Our failure to timely register our real estate may result in our inability to properly reflect such real estate in our accounting and tax filings, which, in turn, may lead to the imposition of fines.  In addition, we may be restricted on our ability to use unregistered real estate.

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

In May 2008, the Russian Parliament (State Duma) adopted new technical regulations for all dairy products, including drinking milk, fermented dairy products, cheese, butter, margarine, yogurts and dairy deserts. Recent legislation mandates that products marked “milk” should not contain any dry milk, vitamins, or minerals and that any drinkable milk that contains these be marked “milk product” or “milk drink”. Although these classifications are not yet being enforced and still subject to further approvals, we anticipate that should they be introduced, “milk drink” labeling may lead to a decline in sales of drinking reconstituted milk and may adversely affect our results.

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

A number of our foreign competitors, such as Danone, Parmalat, Lactalis, Campina, Ehrmann, Onken and Pascuale, have been investing and continue to invest in domestic production facilities, while others, such as Coca-Cola and Pepsi, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations. See “Item 4. Information on Our Company—B. Business Overview” for a further description of the recent investments by some of our foreign competitors in Russian production facilities.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the unwinding of such transactions, which could have a material adverse effect on our business and results of operations.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Federal Antimonopoly Service, or FAS, or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and founding of new companies, this legislation is sometimes vague and subject to varying interpretations. Additionally, although the common ownership by our shareholders of a number of companies which are now our subsidiaries was generally made known to FAS and its predecessors, the existence of the shareholders’ agreement among our current shareholders was not disclosed. If FAS were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

Further restrictions on our business which is categorized as a monopoly, the extension of monopoly status to our other businesses, or a finding that we or our distributors have violated antimonopoly laws could result in the regulation of our prices and restriction of our commercial activities.

Under Russian legislation, FAS may categorize a company as a dominant force in a market. Our baby food business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Any ruling that any of our other businesses are a monopoly could result in the regulation of our prices and restrictions on our commercial activities.

Following sudden and, in some cases, substantial increases in food prices in 2007, FAS initiated inspections of food producers, distributors and retail chains throughout Russia in order to determine whether these price increases were caused by price collusion among producers and retailers. While we strongly believe that we have not violated and are not currently violating any antimonopoly regulations, it is possible that FAS and its regional divisions will nonetheless determine otherwise. To date, the regional divisions of FAS have undertaken inspections of our operations in Omsk, Voronezh and St. Petersburg.  In Omsk, FAS ceased its investigation after finding no violations. In Voronezh, the regional division of FAS found us to be in violation of antimonopoly legislation and assessed us with a fine, although no factual or legal basis was given for this finding. We successfully appealed this decision to the higher FAS body and, as a result, this decision was declared invalid and a new investigation was initiated which is currently pending. The investigation in St. Petersburg is still ongoing, and we are currently not able to predict its outcome. In Krasnoyarsk, the regional FAS requested us to provide information on our raw milk purchasing prices but has not yet initiated an investigation. FAS has initiated a new investigation into dairy producers connected with a decline in raw milk purchasing prices. Although we consider such a decline to be seasonal, we anticipate that we would be requested by the Federal Anti-Monopoly Service to provide our raw milk purchasing prices. We are confident that no violations in regards to the procurement of raw milk have taken place, but cannot rule out that our business could be adversely affected by pending investigation.

FAS has also initiated investigations of food distributors in connection with the rise in food prices, and several distributors of our products were investigated.  Six of our distributors in Voronezh were investigated, and FAS imposed a fine on one of these distributors based, among other things, on a provision in our standard distribution contracts indicating a recommended price for our products, which FAS found to be in violation of the antimonopoly laws.  Distributors do not always adhere to our recommended price, and the contract provision was not intended to hamper competition, but, rather, to provide our distributors with guidelines in setting prices for our products.  As a result of this ruling, in October 2007, we submitted our template distributor contract, which includes the recommended price provision, to FAS for their approval and confirmation that the contract does not violate antimonopoly laws.  FAS approved the contract in March 2008, and we are hopeful that this will mitigate any risk that we or our distributors will be found in violation of the antimonopoly laws in the future based on our distribution contracts.

Any finding by FAS that our businesses have acted in violation of the antimonopoly laws may result in the imposition of substantial fines and the imposition of government-determined prices which could, in turn, lead to a decline in our profit margins. Additionally, restrictions on our activities or expansion, or government-mandated withdrawal from regions or markets where we currently operate, could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the event that our minority shareholders or minority shareholders of our subsidiaries were to challenge successfully past or future interested-party transactions, or do not approve interested-party transactions or other matters in the future, the invalidation of such transactions or failure to approve such matters could have a material adverse effect on our business, financial condition, results of operations or prospects or the value of the shares and ADSs.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions which may be considered to be “interested-party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions.” The provisions of Russian law defining which transactions must be approved as “interested-party transactions” are subject to different interpretations. We cannot assure you that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations or prospects and the value of the shares and ADSs.

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

We are in the process of consolidating our businesses and merging certain subsidiaries into Wimm-Bill-Dann (formerly Moscow-based Lianozovsky Dairy Plant). In this context, we are re-organizing our legal entities, which may trigger a legal requirement that we redeem shares on shareholders’ demand. According to amendments to the Federal Law on Joint Stock Companies, which came into effect on July 1, 2006, a holder of more than 95% of shares in an open joint stock company has the right to buy out the remaining shares from the minority shareholders for a cash consideration equal to the amount determined by an independent appraiser. The new amendments also require a person purchasing 30%, 50%, 75% or more shares in an open joint stock company to offer to other shareholders of this entity to sell their shares at a price not less than the acquisition price of the respective stake. Pursuant to this requirement, in 2007 we bought a 4.71% stake in Ochakovo Dairy Plant for a cash consideration of $3.3 million and 0.60% of ordinary shares and 1.16% of preferred shares in Nazarovo Dairy Plant for a cash consideration of approximately $0.4 million for both stakes, a 33.51% stake in Obninsk Dairy Plant for cash consideration of $11.9 million and a 13.24% stake in Angarsk Dairy Plant for cash consideration of $0.8 million. While no additional demands have been made for us to buy out minority shareholders, we may face additional buy-out demands in the future.

Although we are and strive to be in compliance with all regulations related to consolidation, we can not guarantee that some of our minority shareholders may bring claims against us. See “Item 4. Information on Our Company – A.  History and Development” for a description of our subsidiary mergers in 2007 and 2008.

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

Our short-term and long-term debt agreements, including our year 2008 $250 million syndicated loan agreement, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including our $250 million syndicated loan agreement and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of our $250 million syndicated loan agreement as well as some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person acting alone or together with other persons (excluding several of our major shareholders acting individually or as a group as well as their successors, inherits and ): (i) has or acquires, directly or indirectly, in aggregate more than 25 per cent of our voting shares (whether by virtue of any issuance, sale or other disposition of such shares, any merger or other transaction having a similar effect or any voting trust or other agreement), or (ii) has or acquires the right to appoint or remove a majority of our Board of directors or our chief executive officer, or (iii) has or acquires the power to cast or control the casting of more than 25 per cent of our voting rights.

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

As of June 2008, we have outstanding indebtedness, primarily consisting of our $250 million syndicated loan agreement, our ruble bonds, bank loans and obligations under equipment financing. As of December 31, 2007, our consolidated total debt was approximately $579.6 million, of which $81.2 million was secured by equipment or inventory.

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

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Devaluation of the ruble and other currencies we trade in against the U.S. dollar and/or Euro could increase our costs and reduce our operating revenues.

A significant portion of our costs, expenditures and liabilities, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings, are either denominated in, or closely linked to, the U.S. dollar and/or Euro, while substantially all of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar and/or Euro can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and/or Euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar- and/or Euro-denominated indebtedness. The devaluation of the ruble would also result in losses in the value of ruble-denominated assets, such as ruble deposits.

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

In the past, Russian currency regulations imposed various restrictions on operations involving foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. However, Russian companies currently must repatriate proceeds from export sales. Moreover, the foreign currency market in Russia is still developing and we may experience difficulty in converting rubles into other currencies. A majority of our major capital expenditures and payments to vendors and a significant part of our debt are denominated and payable in various foreign currencies.

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

In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, tax, customs and environmental regulations and laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

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

We have used various initiatives to reduce our tax burden and several of our tax initiatives have been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged methods similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material adverse effect on our financial condition and results of operations.

Failures or alleged failures by our suppliers to comply with their tax obligations may negatively affect our ability to recover VAT and increase our tax liabilities.

In 2006, the tax authorities found some suppliers dealing with certain of our subsidiaries (Moscow Baby Food Plant, Trading Company Wimm-Bill-Dann, Wimm-Bill-Dann, Ochakovo Dairy Plant) to be negligent in complying with their tax obligations. Specifically, the tax authorities have claimed, among other things, that these suppliers are, in some cases, not registered as taxpayers, have not provided tax returns and/or not paid their taxes in full or at all. Although our subsidiaries perform extensive due diligence on each of their suppliers, they are not able to scrutinize thoroughly every aspect of each supplier’s business, including whether the supplier is in full compliance with respect to its tax duties. As a result of these alleged breaches by certain of our suppliers, the tax authorities have refused to reimburse VAT paid by our subsidiaries in an amount totaling approximately $1.0 million for services rendered and goods provided by such suppliers. They also refused to discount profit tax paid by our subsidiaries to the budget from the amounts under transactions with such suppliers. We challenged the tax authorities’ refusal to reimburse VAT to Ochakovo Dairy Plant and Trading Company Wimm-Bill-Dann in four separate law suits and, in each instance the court ruled in our favor.

The negligence of our suppliers in paying taxes may lead to claims against us from the tax authorities. For example in 2007, Trading Company Wimm-Bill-Dann received a demand from the tax authorities to pay taxes that were reimbursed to us in the aggregate amount of $0.5 million based on the decision by the tax authorities that our supplier was negligent in paying its tax obligations. We filed a court claim seeking to invalidate this claim. Although the court ruled against us in the first two instances, the court of the third instance ruled in our favor and remanded the case back to the lower court of the first instance for reconsideration. Although we continue to provide the results of our due diligence of our suppliers to the relevant Russian authorities, we cannot exclude the possibility that some of these suppliers will be found to have been negligent by the tax authorities.

A successful challenge by the tax authorities of our use of a past tax privilege could materially adversely affect our results of operations.

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

For example, in September 2004, our subsidiary, Fruit Rivers, was assessed approximately $12.5 million (including penalties) by the local tax authorities relating to its use of the small enterprise tax exemption in calculating its profit tax liability during 2001. Fruit Rivers challenged this tax assessment with a higher tax authority, which cancelled the assessment.

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

We have also experienced problems with transmitting tax payments through certain Russian banks and, as a result, are experiencing difficulties with the Russian tax authorities. In particular, between 2004 and 2007, several of our subsidiaries received tax assessments from the Russian tax authorities for tax arrears totaling approximately $8.0 million. Each of these tax assessments resulted from the failure of the subsidiaries’ banks to transfer tax payments to the state budget upon receiving the relevant payment orders. While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer’s bank, press reports indicate that the Russian tax authorities have been actively and often successfully challenging such payments if the tax payment is not in fact received due to the failure of the bank to transfer such payment. Russian courts often rule in favor of the Russian tax authorities in such cases.

We challenged these assessments and, in each instance, the assessments were either declared invalid by Russian Arbitration Courts or otherwise settled by us. There are currently no pending lawsuits in respect of our subsidiaries’ failure to transmit tax payments through certain Russian banks.  However, it is likely that the Russian tax authorities will continue to appeal court rulings in our favor and issue new assessments based on the same grounds to us and/or our subsidiaries.

Our management believes that our subsidiaries have complied with their tax payment obligations, and we intend to challenge any further appeals by the tax authorities of the foregoing assessments or any additional similar assessments in court. However, if a court were to rule in the Russian tax authorities’ favor, these subsidiaries and/or other of our subsidiaries that have faced similar problems would be liable for the amount of the assessments and potentially for interest and penalties on such amounts, and could potentially be liable for significant additional amounts.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our financial condition and  results of operations.

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject of interpretation by Russian tax authorities and courts and have been used for politically motivated investigations and prosecutions. Although we believe that we comply with Russian tax law on transfer pricing, the uncertainties in interpretation of transfer pricing legislation may result in the tax authorities challenging our prices and making adjustments which could affect our tax position. If such price adjustments become effective, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties.

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

The trading prices of the shares and ADSs may be subject to wide fluctuations in response to many factors, including:

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

Under Russian law, dividends paid to a non-resident holder of shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations as well as for individuals. Russian tax rules applicable to ADS holders are characterized by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed its opinion in private rulings that holders of global depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the global depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official, generally applicable guidance addressing how an ADS holder should demonstrate its beneficial ownership in underlying shares. In the absence of any specific provisions in Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the ADS holders in this regard.

Until the Russian tax authorities clarify whether it is permitted under Russian law to withhold Russian withholding tax in respect of dividends a company pays to the depositary at a lower rate than the domestic rate applicable to such payments (currently 15%), we intend to withhold Russian withholding tax at the domestic rate applicable to such dividends, regardless of whether the Depositary (the legal owner of the shares) or an ADS holder would be entitled to reduced rates of Russian withholding tax under the relevant income tax treaty if it were the beneficial owner of the dividends for purposes of that treaty. Although non-resident ADS holders may apply for a refund of a portion of the amount withheld by us under the relevant income tax treaty, no assurance can be given that the Russian tax authorities will grant any such refunds. See “Item  10.  Additional Information—E.  Taxation—Russian Income and Withholding Tax Considerations” for additional information.

In respect of our shareholders we are acting as a tax agent and shall withheld all applicable taxes from the dividends we are paying. When paying dividends for 2006 we withheld withholding tax from our shareholders – individuals. In 2007 we applied to the tax authorities and managed to reimburse it to our shareholders – individuals. Although the Russian tax authorities’ tend to recognize beneficial ownership of the ADS holders and abide by the provisions of the double tax treaties, provided that the tax residence of the holder is confirmed, we can not be sure that this practice is enshrined by law or not changed by the tax authorities.

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

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has two or more shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

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

The Russian Federation is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have been regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in a significant dislocation of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or possible claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations and the value of the shares and ADSs.

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

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, are relatively new, whereas other laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•       the Federal Service for Financial Markets (FSFM);

•       the Ministry of Finance;

•       the Federal Antimonopoly Service;

•       the Central Bank of Russia; and

•       various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. The FSFM has recently introduced a number of regulations relating to offerings of shares in and outside of Russia, including combined offerings involving closed subscription for new shares and the sale of existing shares, which remain largely untested and subject to varying interpretations. Any challenges of such regulations or transactions consummated pursuant to them could have an adverse effect on our ability to conduct equity offerings in the future. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

The judiciary’s lack of independence, its relative inexperience and occasional abuse of discretion and the difficulty in enforcing court decisions could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia can not be guaranteed. The court system is underfunded and judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. In addition the Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies. Moreover, judicial decisions in Russia can be unpredictable and may not provide effective redress.

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

Item 4.     Information on Our Company

A.                History and Development

We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovsky Dairy Plant and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to their perceived higher quality and novelty and, since its introduction, the “Wimm-Bill-Dann” name has become a brand name recognized in a substantial percentage of Russian households.

To take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders then began acquiring shares in the Lianozovsky Dairy Plant in Moscow, and continued to expand their juice product enterprises. Following their acquisition of a majority stake in the Lianozovsky Dairy Plant in 1995, they added dairy products to their portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

•       In 1995, we acquired majority control of the Lianozovsky Dairy Plant (renamed as Wimm-Bill-Dann in 2006);

•       In 1996 and 1997, we acquired majority stakes in the Moscow Baby Food Plant, the Tsaritsino Dairy Plant and the Ramenskiy Plant (renamed as Wimm-Bill-Dann Beverages in 2007);

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

•      In April, July and September 2005, we acquired three raw milk production companies, Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms;

•                  In July 2005, we acquired 66.3% control of the Obninsk Dairy Plant in the Kaluga region which we increased to 96.45% in May 2007;

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

•                  In October 2007, we acquired 100% control of dairy producer Georgian Foods in Tbilisi, Georgia.

•                  In December 2007, we increased our shareholding in Obninsk Dairy Factory OJSC to 99.84% of its charter capital from the previous level of 96.45%.

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

In order to improve our corporate structure and management, as well as to reduce our expenses in 2007, we merged 14 of our subsidiaries (Tsaritsino Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant) into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant). In 2008 we have merged nine other subsidiaries into Wimm-Bill-Dann (Surgut Dairy Plant, Ochakovo Dairy Plant, Obninsk Dairy Plant, Pavlogradsky Dairy Plant, Krutinsky Dairy Plant, Angarsky Dairy Plant (MOLKA), Anna milk, SP Julia, Va-Bank-2000). We are planning to continue the consolidation process throughout 2008.

We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “WBD.” Each ADS represents one underlying share of our common stock.

According to Standard & Poor’s global scale, our corporate credit rating is BB-, and Moody’s Investors Service ranks our Corporate Credit rating as Ba3. In 2007, Standard & Poor’s Governance Services confirmed our Corporate Governance Score (CGS) 7+, which is the highest score in Russia.

Our legal name is Wimm-Bill-Dann Foods OJSC, and we are incorporated as an open joint stock company under the laws of the Russian Federation and registered with the Moscow Inter-District Inspectorate No. 39 of the Russian Ministry of Taxes and Duties under the state registration number 1037700236738. We operate in the Russian Federation and the CIS under a number of different trademarks and brand names, as more fully described below in “—B. Business Overview—Current Operations—Our products and brands.” Our business objectives, set forth in Article 4 of our charter, include the production and sale of food products, including milk and sour milk products, mineral water, fruit and vegetable juices and beverages and children’s food. Our head office is located at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation, and our telephone number is +7 495-925-5805. We maintain a website at http://www.wbd.com. The information on our website is not a part of this report. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs, or the deposit agreement.

B.   Business Overview

We are one of Russia’s largest manufacturers of food products. Our reportable business segments in 2007 were dairy, beverage and baby food products. In 2007, the dairy segment accounted for 76.0% of our sales, the beverages segment, which includes juice and bottled mineral water, accounted for 17.0% of our sales and the baby food segment accounted for 7.0% of our sales.

Since our founding in 1992, we have become the market leader in Russia in the dairy market and one of the market leaders in the juice market. In the dairy market, according to an AC Nielsen study of 24 major cities located throughout Russia, including Moscow and St. Petersburg, we were the market leader at the end of 2007 with a 33% market share in value terms. In the Russian juice market, according to a Business Analytica survey of all of Russia, we had an 18% market share in terms of value at the end of 2007. In 2007 we achieved market leadership in the baby food market with a 23% market share in volume terms (according to MEMRB), whilst our value share reached 18%.

We currently have 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia as well as distribution centers in 24 cities throughout Russia and the CIS. During 2007, we employed on average 19,325 people.

We offer our consumers a full range of quality branded dairy, juice, water and baby food products, using carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demands and tastes.

Our principal dairy products include:

•                  Traditional products, such as sterilized and pasteurized milk, butter and cream, as well as traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream;

•                  Yogurts and dairy desserts, such as traditional and drinking yogurt, fruit-flavored milk and kefir, puddings and flavored cottage cheese;

•                  Cheese products, including hard yellow and processed cheese.

Our principal beverage products include:

•                  Juice and nectars produced from juice concentrate;

•                  Enriched juice-based drinks;

•                  A traditional berry-juice-based drink mors made from natural berries;

•                  Bottled natural mineral water.

Our baby food products include:

•                  Liquid dairy products for infants under the age of three;

•                  Juices and water for infants under the age of three;

•                  Meat, fish, poultry, fruit, vegetable and dairy purees for infants under the age of three; and

•                  Products for pregnant women and nursing mothers.

Business Goals and Strategy

Our strategy is driven by clearly defined business architecture. In March 2007, our senior management, after extensive consultation, approved a concise strategic approach for the company aimed at meeting our qualitative and quantitative goals over monthly, quarterly, annual and multi-year time horizons. This approach does not mark a departure from our longer-term strategic vision, rather it lends greater clarity and defines the steps to be taken following the important restructuring work implemented during 2006. The vision is that by 2010 we should be Russia’s leading fast-moving consumer goods (FMCG) company with leading key profit ratios for the industry.

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

•                  Driving margin improvements through optimal brand, pack and price mix. We will study changing consumer price elasticity in order to adapt the right approach to brand, packaging type and size as well as price. New, higher margin packaging will be introduced with investment focused on higher margin brands.

•                  Driving lowest appropriate cost and protecting quality. We will regularly audit retailers to ensure quality and provide detailed quality specifications for each stock-keeping unit (SKU). We will seek to continue to improve plant efficiency and reduce logistics costs. We also intend to continue to buy out minority shareholdings and consolidate legal entities to create a more efficient and streamlined company and tax entity.

•                  Accelerating innovation, new category entry and acquisitions. We will seek to continue to enter new and innovative categories and segments offering profitable growth consistent with our mission. We also intend to continue our policy of acquiring successful companies across Russia and the CIS and we will carefully study opportunities for selective acquisitions of other food companies. Finally, we will continually assess the attractiveness and potential for entry into new strategic geographic areas.

•                  Strengthening human resource capability. We operate in both maturing markets, such as Moscow and St Petersburg, and emerging markets, such as Russia’s regions and the CIS. We will strive to develop our human resource capability at all levels to attract and retain talented executives with experience in developed and emerging markets worldwide. At the same time, we are dedicated to developing our considerable human resource capacity within the company. This entails promoting talented people within the organization and providing them with experience in other parts of the business and other regions. We seek to provide ongoing opportunities for our employees to learn new skills through training and continued education in our Corporate University. A yearly appraisal process allows managers to understand what is expected from them, provides a forum for dialogue and an opportunity to discuss career planning. Improved corporate communications are also helping central management communicate the company’s plans and goals to employees across the business and build a more unified corporate culture. We understand that motivated and well-informed employees are directly responsible for our success.

Current Operations

Dairy Industry

Consumption.   Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively solid development of the market for traditional dairy products, and a more rapidly developing market for yogurts and desserts.

We estimate, based on combined data from Comcon, AC Nielsen and Russian State Statistics, that per capita consumption of packaged dairy products in Russia was 66.1, 70.9 and 75.2 liters per year in 2005, 2006 and 2007, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. In addition, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced and higher-margin products such as yogurt and dessert dairy products.  We estimate that per capita consumption of traditional packaged dairy products in Russia increased 5.5% to 59.7 kg in 2007, from 56.6 kg in 2006. We believe that packaged dairy product consumption levels will continue to increase at a solid pace in Russia due to increasing per capita income, the growing desire and demand for sterilized milk and the greater convenience of packaged products. The spike in raw milk prices observed in 2007 caused retail price increases for dairy products and this could partially offset consumption growth in 2008.

Since its first widespread commercial appearance in Russia in the early 1990s, the popularity of yogurt has increased. For instance, the consumption of such products as drinkable yogurt, functional foods/drinks and flavored milk is relatively high among certain groups of consumers and comparable with milk consumption levels. However, the per capita consumption of the above products remains relatively low, although we believe that this segment of the dairy market has a high growth potential as incomes in Russia grow rapidly.

According to our estimates, annual per capita consumption of yogurt and dairy desserts in Russia increased to about 10.2 kilograms in 2007 from 9.3 kilograms in 2006, reflecting an increase of 9.1%.

According to our estimates, annual cheese consumption (yellow, white and processed) in Russia increased by 7.5% to 5.4 kilograms per capita in 2007 from 5.0 kilograms per capita in 2006. We believe that cheese consumption levels will continue to grow due to increasing per capita incomes and the greater variety of cheese products available to Russian consumers.

Production.   Milk production and processing in Russia declined dramatically during the 1990s due to the general state of the Russian economy, a lack of raw materials due, in part, to the slaughter of dairy cows necessitated by a shortage of feed, and a sharp increase in energy prices. Additionally, the majority of Russian milk producers, comprising individual farmers and collective agricultural enterprises, operate with inefficient and outdated facilities and equipment, and function under outdated management practices. Yields per cow are still less than half of those in Western Europe.

The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 1,600 registered producers, according to the official register of manufacturers. There is evidence, though, that the process of consolidation is under-way, with the less efficient producers going out of business or being acquired by larger companies.

In addition, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina, Lactalis and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy market. The dessert market is growing at higher rates than the traditional dairy market. It is also developing to cater to changing consumer tastes with more attention being paid to fresh health and wellness products.

We have made significant investments in the development of our own farms and also establishing long-term relationships with third party raw milk suppliers.  These steps help us to address the seasonal problem of raw milk deficits and increase the quality of the raw milk we purchase. The government has also started a large scale program aimed at the revival of the agricultural sector in Russia, which we see as an important and helpful development.

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

The following table shows annual per capita juice and water product per capita consumption in liters in Russia and selected European countries in 2007 according to Canadean:

Country	Juices, Nectars & Still drinks	Packaged Water
Germany	51	156
Netherlands	49	22
Poland	42	62
United Kingdom	38	26
Hungary	35	110
France	33	120
Bulgaria	28	70
Russia	22	24
Italy	16	198

Source: Canadean, 2007

We estimate that the annual per capita juice product consumption in Russia in 2007, 2006 and 2005 was approximately 21.5 liters, 19 liters and 16 liters, respectively, based on Business Analytica market estimates. Consumption of bottled water in Russia is now on par with juice consumption. Still, we believe that Russia has strong growth potential in this sector in comparison with consumption per capita in developed markets.

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

In addition, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2007, according to a Business Analytica survey of ‘Total Urban Russia’ (cities with a population of over 100,000 people), the four largest Russian producers had an 85% share of the juice market. Russian producers often use cheaper domestic inputs and modern packaging technologies, and they increasingly promote their brands on a national scale. The industry is now experiencing consolidation, as demonstrated by the increase in acquisition activity. According to the Business Analytica survey, during 2007, there were more than 200 brands of juice products in the Russian juice market, although 10 of them accounted for 77% of the market. The bottled-water market in Russia is characterized by a large number of brands, including local brands that are strong in the regions where they are produced. In addition, the leading brands in Moscow differ from those with leading market shares in many of the regions outside of Moscow. According to Business Analytica, in 2007, the top-ten bottled water producers in Russia had jointly a 71% market share in Moscow and a 66% market share in the ten largest cities of Russia in value terms. This difference is largely due to the prominence of local or regional producers in certain regions outside of Moscow whose water products have traditionally benefited from consumer loyalty in those regions.

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

According to our estimates, from 2003 to 2007, the baby food market in Russia grew by 77% in terms of volume, mainly due to growing category penetration. We estimate that over 80% of nationwide baby food product sales are in the European part of Russia.

In 2006, the Russian government launched a nationwide program aimed at improving the health of the nation and increasing the birth rate, which we believe could have a positive impact on the baby food market over the next five years. Within the framework of the program, mothers get additional compensation for the birth of their second and following children. More and more Russian women go back to work shortly after giving birth. Many of them rely on ready-to-eat baby food.

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

Our products and brands

Our dairy, beverage and baby food products accounted for 76.0%, 17.0% and 7.0% of our net sales in 2007, respectively. Our principal geographic market is Russia, with Moscow being the most significant one. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volumes and their growth rates:

	2007	2006	2005

Dairy products

Sales (in million USD)	1,853	1,321	1,004

Annual sales growth (% year on year)	40.2%	31.6%	22.6%

Percent of total sales	76.0%	75.0%	72.0%

Sales volume (in th. tons)	1,599	1,354	1,195

Annual volume growth (% year on year)	18.2%	13.2%	8.7%

Beverage products

Sales (in million USD)	414	324	303

Annual sales growth (% year on year)	27.8%	6.9%	0.7%

Percent of total sales	17.0%	18.4%	21.7%

Sales volume (in million liters)	491	445	436

Annual volume growth (% year on year)	10.3%	2.1%	-5.7%

Baby food products

Sales (in million USD)	172	117	88

Annual sales growth (% year on year)	46.6%	33.5%	35.9%

Percent of total sales	7.0%	6.6%	6.3%

Sales volume (in th. tons)	87	66	58

Annual volume growth (% year on year)	31.9%	14.7%	15.5%

Total net sales (in million USD)	2,438	1,762	1,395

Dairy Products and Brands

Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total dairy revenue in 2007, 2006 and 2005 are as follows:

Product line	Main brands	Approximate percentage of total dairy revenue in 2007		Approximate percentage of total dairy revenue in 2006	Approximate percentage of total dairy revenue in 2005
Essential Dairy	“Vesely Molochnik”, “M”, “Kubanskaya Burenka”, “33 Cows”, “Pastushok”	41%		39%	46%

Value-Added Dairy	“Little House in the Village”, “Beauty”, “Imunele”, “Chudo”, “Bio-Max”, “Lamber”, “Mazhitel”	59	%(1)	61%	54%

The Russian market for packaged dairy products has several defined market segments. It can also be divided into non-branded and branded products, although non-branded products generally cover only the low segment of the market. Our branding policy is designed to ensure we reach customers in most of the segments with the right mix of brands, products and packaging formats. We support strong national brands, as well as a few key local brands which are well established in their respective regions. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

(1) Slight downshift was caused by the acquisition and portfolio integration of Ochakovo and Manros.

Segment	Purchaser material well-being scale	Traditional products	Yogurts and dairy desserts	Health- oriented enriched products	Cheese Products
Premium	Enough money to buy major household appliances, monthly income above $500 per family member	“Little House in the Village”		“Beauty”, “Imunele”, “Bio-Max”, “Mazhitel”	“Lamber”

Value for Money	Enough money to buy food and clothing, but not enough to buy major household appliances	“33 Cows”, “Na Zdorovye”, “Vesely Molochnik”, “Slavyanochka”, “Kubanskaya Burenka” and “M”	“Chudo”, “Frugurt”, “Lada”		“Vesely Molochnik”

Econom	Enough money for food only	“Zavetny Bidonchik”, “Pastushok”, “Nash Doctor”

In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. In 2003 we launched the premium “NEO” brand and the mass-market “Zavetny Bidonchik”. In the premium segment of the market we launched a broad selection of products throughout 2004 and 2005, including our flagship functional product Imunele. In 2007, we extended our functional range to include Beauty with aloe vera, the first product of its kind on the Russian dairy market.

Market trends and competition.   The Russian dairy market has been growing in the last three years. According to our estimates, the total market for packaged dairy products in Russia was 8.8 billion liters in 2005, 9.3 billion liters in 2006 and 9.9 billion liters in 2007. We believe that consumption may continue to increase, as rising household incomes in Russia may tend to bring about higher protein consumption and preferences for dairy products. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dessert dairy products. Given the existing low per capita consumption, we see this market segment as providing an opportunity for growth. We also expect continued growth in the consumption of products with long shelf life, including sterilized milk.

Though some measure of consolidation is occurring in the Russian dairy industry, the milk processing sector in Russia remains fragmented and includes more than 1,600 large, medium and small enterprises. Due to the high degree of fragmentation, the market is very competitive in pricing terms. From 2000 to the present, we have expanded our distribution capacity, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly expanding our regional product offerings as consumer spending is growing steadily in the regions. Cutting costs and improving the quality of our products remain our main focus areas. We believe that these strategies and strengthening marketing investment have increased public awareness and loyalty to our products and helped us expand our business. We have also increased our production of value-added products available in attractive and convenient packaging.

In the dairy market, according to an AC Nielsen study of 24 major cities, including Moscow and St. Petersburg, we were the market leader at the end of 2007 with a 34% market share in volume terms*. In the traditional dairy market, we lead the market with a 33.5% market share in volume terms. In the enriched dairy market, our share was 29% in volume

* The dairy market shares stated for our company and all the competitors exclude in each case cheese and butter terms at the end of 2007. In yogurts and desserts, we were the market leader with 45.1% in volume terms.

In traditional dairy, we compete primarily with local producers, such as Unimilk, Voronezhsky M.K. (Molvest), as well as with a number of smaller regional producers. In enriched dairy, we compete primarily with Groupe Danone. In yogurts and desserts and, to some extent, in products for children, we compete with foreign producers such as Danone, Campina and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

•                  Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurts, as well as a dairy plant in the Moscow region. We understand that Danone may have plans to build a new plant in Siberia. Both domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. Key brands are Activia, Actimel, Rastishka and Danissimo. According to the AC Nielsen study of 24 cities, in 2007, Danone had a 12.9% market share in yogurts and desserts in volume terms and a 6.7% share of the total Russian dairy market in volume terms.

•                  Unimilk, the second largest dairy holding company in Russia. Unimilk has over 25 dairy production facilities in Russia and two in Ukraine. Its largest production facility, the St. Petersburg-based Petmol, produces a wide range of dairy products. According to the AC Nielsen study of 24 cities, in 2007, Unimilk had a 12.9% market share in traditional dairy, a 6.5% market share in yogurts and desserts and 13.1% share of the total Russian dairy market in volume terms.

•                  Ehrmann, a German company producing yogurts at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the AC Nielsen study of 24 cities, Ehrmann had a 5.7% market share in yogurts and desserts in 2007 in volume terms.

•                  Voronezhsky M.K., a Russian company producing a wide range of dairy products. Its main brand names are Vkusnoteevo and Ivan Poddubniy. According to the AC Nielsen study of 24 cities, Voronezhsky M.K had a 4.3% market share in traditional dairy and a 3.8% share of the total Russian dairy market in volume terms in 2007.

•                  Campina is an international co-operative dairy company that specializes in production of milk, yogurt and desserts. Its main brand names are Campina, Fruttis, Nezhniy, Stupinskoe and Yogho! In May 2008, Campina and Friesland Foods, another large international diary co-operative, signed a merger agreement, which is subject to the approval of European regulators. According to the AC Nielsen study of 24 cities, Campina had a 7.7% market share in yogurts and desserts in 2007 and a 1.2% share of the total Russian dairy market in volume terms.

Recent trends also indicate that industry consolidation may lead to the emergence of larger domestic producers, which could become our significant competitors.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly offering products to an average Russian consumer with an average income. For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and

Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Lactalis and German company Hochland. In 2004, Lactalis acquired Foodmaster International, a company owning seven dairy factories in Kazakhstan, Moldova and Ukraine that produce milk, kefir, sour cream, yogurt and cheese. In Russia, Lactalis owns Lactalis Istra, a factory located near Moscow with capacity to produce up to 6,000 metric tons of cheese annually, and in Ukraine it owns a dairy plant in Nikolaev that produces various dairy products. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional dairy sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad distribution network, new product development focus, a substantial in-house R&D department, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Beverage products and brands

Our beverage products consist of juice and bottled mineral and drinking water products. In 2007, juice products made up 92.5% of beverages sales with bottled mineral water accounting for 7.5%.

Our juices are produced primarily at the Ramenskiy Plant in Moscow (renamed Wimm-Bill-Dann Beverages in 2007) and at Fruktopak in Tula, and we have also retained juice lines at our dairy production facilities in Vladivostok, Novosibirsk and at the Tsaritsino Dairy Plant in Moscow. Our mineral water is produced at our two plants in the Essentuki area.

Our principal beverage product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice and nectars produced from juice concentrate

•        “J-7,” covering 14 kinds of fruit and berry juices and nectars

•        “100% Gold,” covering 9 kinds of fruit juices and nectars

•        “Lovely Garden,” covering 17 kinds of fruit and berry juices and nectars, 5 kinds of juices and nectars enriched with vitamins and 3 kinds of traditional Russian berry drinks

Enriched juice-based drinks	• “J-7 Exotic,” an exotic fruit juice and nectar range

Traditional berry-juice-based drinks	• “Wonder Berry,” covering 4 kinds of berry-juice based drinks. Compote was moved out of range in the beginning of 2007.

Mineral water	• “Essentuki,” covering 3 kinds of therapeutic mineral water (Essentuki #4, #17 and #20)
• “Novoessentukskaya,” covering 1 kind of therapeutic mineral table water

The juice market consists of three basic segments, and WBD juice products are presented in all of them. We have positioned our portfolio of juice and nectar brands against three major volume segments, so that our three brands are placed in key competitive price segments. Investments into J-7 and Essentuki marketing and distribution in 2007 have been very successful.

For example, in 2007, we introduced new packaging design and marketing approaches for “J-7” brand products. The main packaging for the brand remains Tetra Prizma and PET packaging. The portfolio of “Lovely Garden” was improved and strengthened via additional introductions of ‘Future Consumption’ packs and smaller format 0.5 liter packs, which had not been used previously for “Lovely Garden”. In addition, the use of 2-liter packaging was extended to other flavors, 1.5-liter packs were launched along with the 0.5 liter format in three flavors. “Wonder Berry” remained in 1-liter and 0.33 liter packs. At the end of 2007, we moved from 0.425 liter PET bottles to 0.39-liter formats for “J-7” and “Lovely Garden”. A new pack design in new Tetra Prizma packaging was launched for “100% Gold” juices and nectars in the 1-liter format.

 In 2007, J-7 was repositioned to the premium segment and showed strong business results. The following chart illustrates our estimates of the current market-segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice- based drinks	Mineral water
Premium	• Aged 20-45 • Men and women in the middle to upper-middle income bracket	“J-7”	“Wonder Berry”	“J-7 Exotic”	“Essentuki”
Value for Money

• Aged 20-45

• Men and women in the middle to upper-middle income bracket

• Active, optimistic and open-minded

Aged 25-45

• Primarily married men and women with children in the middle income bracket

• Self-confident, rational, but not trend setters

“100% Gold”
Econom	• Aged 25-45 • Men and women typically with children and below average incomes; family oriented	“Lovely Garden”	“Lovely Garden”		“Novoessentukskaya”

Our main water brand is produced at factories from underground wells in the Essentuki area of Russia. Our mineral water products are positioned in both premium and econom segments of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. We remain committed to expanding our Essentuki production capacity.

Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral and drinking water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water that we offer them as opposed to purified water.

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

Market trends and competition.   The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000. The total market for juice products, defined as the total consumption of domestically produced and imported products, increased to 3,062 million liters in 2007, according to Business Analytica, from 2,700 million liters in 2006. We believe that rising household incomes in Russia and the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to Business Analytica, in Moscow, which enjoys higher average per-capita incomes than most other parts of Russia, the average consumption of juice in 2007 was approximately 51 liters per capita, as opposed to national per capita consumption of approximately 21.5 liters per capita (according to Canadean study). The most dynamic growth in recent years has been in the lower-middle price bracket, which we expect will continue to drive market growth in the foreseeable future.

The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that significant growth opportunities lie in the regions of Russia. In many of them juice is still a novelty and we believe that with rising household incomes there will be a growing demand for lower-middle juice offerings. The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and building stronger relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices.

In the Russian juice market, according to a Business Analytica survey of all of Russia, we had an 18% market share in value terms at the end of 2007.

Our principal competitors in the Russian juice market include the following companies:

•       Multon is based in St. Petersburg and, according to Business Analytica, had a 22% market share in Russia in 2007. Dobry, Rich and Nico are key brands of the company. Multon gained significant market share since 1998 primarily through aggressive pricing policies and advertising. In 2007 it launched the Rich Fruit drinkable puree. Multon was acquired by Coca-Cola in April 2005.

•       Lebedyansky is based in the Lipetsk region and, according to Business Analytica, had a 28% market share in Russia. Tonus, Ya, Fruktovy Sad and other brands have become well-known among Russian consumers. In 2007 Lebedyansky acquired Troya

Ultra juice producer based in St. Petersburg and complete purchase of Progress juice plant. In March 2008 PepsiCo announced acquisition of 76% of Lebedyansky.

•       Nidan is a Novosibirsk-based Russian company that accounted for 16% of the market in value terms in 2007. Moya Semya is a major brand of the company. Other key brands are Caprise and Champion. In August 2007 Lion Capital, a British investment fund, agreed to acquire 75% of Nidan’s shares.

The market shares of our principal competitors mentioned above are indicated in each case as of the end of 2007, in value terms.

The market for mineral water is characterized by rising consumption, as well as many local brands that are strong in their respective home regions. According to Business Analytica, the total market for bottled water in Russia increased to 3,349 million liters in 2007 from 2,965 million liters in 2006. Russian bottled-water producers dominated the market, with a 67% market share in terms of value, while the share of the two market leaders, PepsiCo and Coca-Cola, accounted for 33%, according to a Business Analytica survey of Russia’s 10 largest cities in 2007. According to the same survey, we were among the top-ten water producers in Russia, with a 2.9% market share by value. The market growth in recent years has been driven mainly by the increased consumption of bottled water sold in large packaging, which is consumed for drinking, as well as cooking purposes. We believe that this market will continue to expand in the coming years due to the growing per capita income in Russia and increasing concern among the population over food and water quality.

Baby food products and brands

Our baby food products, sold under the “Agusha” brand, include liquid dairy baby food, juice, purees and products for pregnant and nursing women. These products are mainly produced at the Moscow Dairy Baby Food Plant and at the Kursk Baby Food Plant, with production launched at Manros-M in Omsk in March 2008. In 2007, baby food products comprised 7% of our total sales.

As of 2005, baby food is a stand alone business for operational and reporting purposes. Prior to 2005, baby food was part of our dairy segment.

We are currently developing our baby food division by focusing on geographical expansion, full range of products and increased production. We also plan to launch new products, as well as expand the range of the existing ones.

To further expand our geographical reach and widen our portfolio, we acquired the Kursk Baby Food Plant in July 2005 and re-launched it after an extensive modernization in April 2007. The plant sources certain of its raw materials from its own fruit orchards, and our acquisition of the plant allows us to expand our baby food product range to include fruit and vegetable purees.

Market trends and competition.   The baby food market in Russia has been experiencing dynamic growth in recent years, supported by improved market conditions, including rising average incomes, more stringent government regulation of baby food production and the introduction of various state-supported social programs aimed at improving domestic birth rates and providing maternity assistance. As a result of these improved conditions and increased consumer demand, domestic production of baby food products has increased over the last few years, with certain of Russia’s major juice and dairy producers increasing their production capacity and introducing new baby food brands. Foreign producers are also active in the market and, similar to the dairy and juice markets, several such producers have begun to focus on establishing local production capacity in Russia. The baby food market is already consolidated, with top six players accounting for approximately 78% of the total baby food market, according to MEMRB. Given the existing low per capita consumption and growing incomes this market segment has a strong growth potential. Another factor driving the growth of the Russian baby food market is the increase in the number of infants aged four and under by 3.5% in 2005, by 2.5% in 2006 and by 2.6% in 2007, according to the Federal State Statistics Service (former GosKomStat).

According to MEMRB, we were the market leader in dairy products for babies and infants in Russia in 2007, with 75% value share, followed by Petmol (part of Unimilk, Tyoma brand) with 25% value share. Nestlé and Nutricia were the market leaders for powdered formula and cereals, with 50% and 31% value shares in powdered formula and 21% and 29% value shares in cereals, respectively.  Local producers of baby food products are also active in regional markets, the largest of which are the Zelenodolsk Baby Food Dairy Plant, Ekaterinburg Dairy No. 1, Novosibirsk Dairy and Ratmir Tver Dairy.

Among the leading producers of baby food in Russia are foreign companies such as Nestlé, Nutricia, Heinz and Hipp, which generally operate in all of the main baby food categories, as well as domestic producers such as us, Nutritek, MK Tikhoretsky and Lebedyansky, which generally operate in select baby food product categories.

New Product Development

For a leading consumer goods company operating in an ever more competitive marketplace, we rely on the process of innovation in order to strengthen our market position and win market share in other segments. A high-technology research and development capability is a crucial competitive advantage for us and a key to our long-term profitability growth.

Our Research and Development (R&D) base, employing more than 40 people, is located at Lianozovsky Dairy Plant in Moscow, the company’s flagship enterprise and one of the largest and one of the best technically equipped dairy production facilities in Europe including its own testing platform.  R&D creates and tests new products for the company’s dairy, beverages and baby food units, working closely with production across the company. Since 2006, with the creation of the new post of Head of Marketing and Innovation, R&D is working even more closely with Marketing to combine intelligence and research about changing consumer habits and patterns to develop new products across all three main business units.

Innovations can include enriched versions of existing products, new formats and packaging for popular products – changing how they are consumed – and wholly new products for the Russian market. New packaging technology can turn a product into a convenient snack or meal, such as “Vesely Molochnik” kasha with a spoon. All of these innovations are aimed at providing higher margin goods for the company and nutritious, convenient and tasty foods for the consumer.

Looking forward, new product development is being conducted in line with the company’s mission to provide healthy, high-quality and safe foods for the entire family. Functional foods, products aimed at women and convenience products for busy lifestyles are key areas of focus. The department is working to develop new, enriched products that deliver added nutrition through the use of biologically active ingredients that help deliver essential nutrients. The successful launch in the second half of 2007 of the “Beauty” brand, which contains aloe extract and is formulated to rejuvenate the skin, nails and hair, is an example of such a functional product. In baby food, R&D is focused on filling out our range and enhancing product quality.

Much of our new product development effort over the past three years has focused on higher-margin, value-added yogurt and dessert products. At present, we are focused on the development of value-added dairy products oriented towards Russian consumers, taking into consideration the general deficit of micro- and macro-nutrients in the diets of the average Russian consumer, and leveraging our superior understanding of Russian taste preferences.

Throughout 2005 and 2006 we actively develop our cheese and enriched dairy products. We expanded our cheese production, introducing new brands and varieties. For example, we introduced a wide selection of processed cheese products under our “Vesely Molochnik” brand, as well as hard cheese sold under “Lamber” brand. In addition, in 2005, we launched a new line of “5 Grain” yogurts and cottage cheese products and low lactose milk under the “Bio-Max” brand.

In 2006, we launched a new kefir called “Effective” under the Bio-Max brand. In addition, in 2006, we launched rice pudding under the “Vesely Molochnik’’ brand.

In the beverages segment, we launched a new product under our “Lovely Garden” brand called “Lovely Garden—10 Vitamins” during 2005. In the same year, we introduced new PET bottle packaging for this brand.

In 2006 we launched a new production line at the Kursk Baby Food Plant for juices and fruit purees. In the first quarter of 2007 we launched new Agusha product ranges, including meat and fish purees containing essential vitamins and minerals and made from GM-free ingredients. The Chudo assortment reached 200 SKUs (stock-keeping units) by the end of 2007, offering wider range of flavors in every category it operates.

During 2007 a significant number of innovative products were introduced to Russian consumers. The launch of “Beauty” was considered one of the most important launches across the portfolio. A number of packaging ideas were implemented in 2007, such as multipacks for Chudo, Imunele and Beauty to stimulate consumer off-take. J-7 core orange flavor upgrade, new packaging and advertising campaign stimulated J-7 sales growth in 2007. In addition, a number of new flavors were launched in the Juice segment, including two versions of tomato juice under the “Lovely Garden” brand and “Mango Cinnamon” under J-7.

Advertising and Marketing

Brand building and marketing have always been at the core of our business. Since the early 1990’s, we have built brands into household names in Russia and the CIS,  from the J-7 brand of juice to one of Russia’s first yogurts under the Chudo brand to Agusha, the most popular baby food brand.

Our marketing strategy is aimed at turning our leading portfolio of brands into even stronger competitive advantage. We will aim to accelerate brand building based on a deeper understanding of consumers and faster reaction to new trends in the marketplace. As the cost of advertising on Russian television continues to rise, we will concentrate on more focused and more efficient campaigns to reach target consumer audiences.

Our investment in some 10 power brands in 2007 is aimed at increasing their average selling price and market share, while achieving the right product mix. We believe, our most successful brands still have considerable untapped potential.

In juice, the J-7 brand saw radical changes in 2007, with a new, breakthrough advertising campaign, new packaging, improved taste profile and new pricing structure.

Instead of viewing products within the context of a single market niche, all of our power brands are today being positioned on the basis of health and wellness, reflecting our mission and the emerging trend toward healthier lifestyles visible today in Russia. We see each brand as a reflection of our broader corporate identity, with our label on every product aimed at conveying a consistent message of quality, taste and health.

In addition, the scientific potential of the R&D division and consumer knowledge have been brought together, with R&D reporting to marketing. The innovation process has been accelerated with a focus on value-added, functional foods.

Our advertising and marketing expenditures of $57.9 million in 2005, $76.2 million in 2006 and $138.0 million in 2007 constituted 4.1%, 4.3%, and 5.7% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase significantly due to market competition and annual media inflation. According to Gallup, in Russia, we were the ninth largest advertiser in 2005, the twelfth largest advertiser in 2006 and the tenth largest advertiser in 2007. In 2007, we began systematic testing of the quality of our advertising, and saw positive results on several key brands, including J-7, Little House in the Village and Agusha.

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

Sales and Distribution

According to Russia’s Federal Statistics Agency, total retail sales in 2007 in Russia as a whole grew 15.2% year-on-year.

 Seven Russian regions (Moscow, Saint-Petersburg, Moscow region, Sverdlovsk region, Rostov region, Tyumen region and Krasnodar region) accounted for 43.2% of total retail turnover, including 19% in Moscow alone.

In recent years, individuals in Russia have been spending an increasing percentage of their incomes on consumer goods. In 2007, the cash income of the population grew 22.4% compared to 2006, and purchase of goods and services grew by 23.5%. The growth in the income of the population led to growth in demand as well as a change in its structure, as consumers began to buy more expensive and higher quality goods.

Today, Russia’s retail landscape is in the midst of a transformation. International and domestic food retail chains, the familiar retail model in Western countries, have expanded, replacing more traditional outlets such as open markets and kiosks.

A notable feature of 2007 was a decrease in sales at open markets. Retail volumes at open markets in 2007 were 10% below 2006 levels. The decline of open markets reflects the fact that modern stores provide a wide range of products across a wide range of price categories and that consumers are increasingly dissatisfied with the quality of products as well as environment and lack of convenience inherent in shopping at open markets. At the same time, the current share of modern retail formats among total retail turnover in Russia as a whole remains low compared to developed markets, at around 25% compared to 75% in most of Europe.

The absolute size of the retail market continues to grow every year, with Russia’s regional markets seeing the fastest growth. According to Business Analytica and Nielsen data, the share of sales via modern formats, such as supermarkets, hypermarkets and discounters, in general volume of retail sales is seeing rapid growth. According to Business Analytica, the share of juice sold in modern format outlets grew from 13.4% of all juice sales in 2006 to 15.7% in 2007, while the share of all dairy products grew from 57% in 2006 to 63% in 2007 (according to AC Nielsen).

In Moscow, the country’s largest single market, this ratio is considerably higher and in the last few years, foreign and domestic retail chains have focused on expanding in large regional cities, in particular targeting fast-growing but under-served regions such as the Urals and Siberia. We believe that growth in retail chains creates additional opportunity for market expansion and has a generally positive effect. In particular, retail chains provide increased business transparency and new technologies for sales and marketing, and offer manufacturers new opportunities to increase sales volumes, and expand sales geographically.

Sales

In 2007, we made substantial investments in our Sales and Distribution (S&D) function as part of a long-term commitment to improve our “route-to-market” and better control our in-store execution.

We plan to meet the changing and increasing demands of our customers by delivering appropriate stock levels and reasonable delivery times consistent with achieving the optimal economics of distribution. In order to achieve these objectives, we have developed a network of distribution centers and trade offices throughout Russia and other countries of the CIS. At the end of 2006 we had 14 distribution centers for dairy products, whereas in the fourth quarter of 2007 this number grew to 25. On the basis of distribution centers, teams of field managers were created that allow us to control sales, including controlling trade marketing actions by these centers. We also sell our products directly from production sites.

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

Another key strategic direction is development and increasing efficiency of our field sales force.

We are also developing our merchandising standards and setting up pilot stores for our sales personnel and distributors to showcase our brands and provide a template for merchandizing strategies.

Distribution

Due to different consumption patterns and product characteristics, our dairy, baby food and beverage businesses require different distribution strategies. We have therefore built two distribution systems: one for our dairy and baby food, and the other one for beverage products, although we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible. We also develop our sales through exclusive distributors, for which our products sales is a 100% of their business.

We sell our products through various sales channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open air markets, pavilions and restaurants.

Independent distributors

As a percentage of total sales during 2007, in terms of products value, we sold 60% of our dairy products, 67% of beverages and 40% of baby food products through large chains of independent distributors. The process is controlled by our sales personnel.

All of our dairy distributors in Moscow are exclusive to us and do not distribute dairy products of our competitors. We also implemented a segmentation program among the Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy product market. In St. Petersburg and the surrounding areas, we also have large independent distributors who purchase products from us in accordance with the segmentation program. We believe that this strategy increases the quality and efficiency of distribution while allowing distributors a larger financial stake and incentive to operate high-quality distribution channels.

A number of independent distributors with whom we work purchase dairy, beverage and baby food products from us.

Our beverage product distribution network consisted of 15 regional sales offices throughout Russia in 2007. We have reduced the number of distributors we work with and broadened the scope of sales made through the distributors to include sales to sub-distributors, wholesalers and small retailers. In Moscow, our independent distributors act principally as logistical coordinators, as our sales representatives work directly with retail outlets and other customers in making sales but rely on the distributors to execute the orders through delivery and payment collection. Outside of Moscow, we rely more heavily on our independent distributors. Some of our beverage distributors have teams devoted exclusively to the sale and distribution of our products.

Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. We launched our Internet order system in Moscow in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002, we began using this automated order system with our smaller independent distributors as well

During 2004, we worked and invested with our independent distributors in Moscow to establish warehouses and transportation capable of supporting a “cold supply chain” in order to maintain our products’ integrity, freshness and nutritional value.

Direct sales

We sell our products through all the available sales channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open air markets, pavilions and restaurants. However, as the share of chain retailers grows, our strategy is to increase the share of our own direct sales to them.

As a percentage of our total sales during 2007, in terms of product value, we sold 36% of our dairy products, 30% of beverages and 25% of baby food products directly through our national and local key accounts. We believe that the importance of these customers will continue to grow in the coming years. In 2007, our share of sales via the sector grew 6.1% compared 2006. We want to become the supplier of choice for these customers by developing key supplier relationships and improving customer service standards. We also sell our products to wholesaler Metro, whose customers are mainly small- and medium-sized businesses that purchase our products in bulk for resale or everyday business use.

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

Other sales

Our infant dairy products are also purchased by the Moscow City Government, which, in turn, distributes them through specialized milk kitchens located around Moscow and the Moscow region. In 2005 and 2006, the Moscow City Government purchased 36% and 33% respectively of our total baby food sales in terms of product value. In 2007, our baby food sales through milk kitchens decreased to 26%, while, the value of commercial sales increased.

We sell our juice products directly to certain airlines, restaurants, schools, hotels and other establishments. As a percentage of total sales during 2007 we sold 2.9% of our dairy products and 2.6% of our juices products through these customers.

Export program

We began exporting our juice products, in particular our “Wonder Berry” traditional berry-juice drinks, to Western markets in 1999, mainly focusing on Russian communities abroad. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

We currently export our juice products to the United States, Canada, Australia, Germany, France, Israel, Latvia, Estonia and Lithuania, Mongolia and China. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Kazakhstan, Georgia, Armenia and Moldova, and we further developed our distribution channels, marketing efforts and sales in Belarus during 2007. We also export our “Essentuki” mineral water, principally to the United States, Canada and Moldova. Our production facilities were certified in 2007 to export “Essentuki” to Ukraine. Our beverages export sales totaled $2.6 million in 2004, $3.0 million in 2005, $3.3 million in 2006 and $4.6 million in 2007.

The Tsaritsino Dairy Plant (at the end of 2005) and the Rubtsovsk dairy plant (at the beginning of 2007) received a license to export dairy products to the EU. During the licensing process, all of the plants’ equipment and production, technological and control processes were inspected to ensure compliance with international norms and standards. The Lianozovsky Dairy Plant received a similar license in 2004 and currently exports dairy products to the Baltic States and Germany.

We routinely participate in trade shows in foreign countries and work with foreign distributors on promotional campaigns and product tastings (e.g., “Green Week”, “ANUGA” and “SIA”). We also engage in market tests and market research in, as well as one-off deliveries to, foreign countries in order to determine future potential markets. We are a three-time recipient, most recently in 2005, of “The Best Industry Sector Exporter” award from the Trade and Economic Council of the Russian Ministry of Economic Development.

In exporting our products to a country, we strive to meet the applicable legislation governing the import of food products into the country. Independent distributors have, in some cases, attempted to export products to other countries that did not meet applicable legislation.

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

We have our own certified research laboratory with a team of scientists and experts. Samples of all our primary ingredients and samples of our final products undergo microbiological analysis and in-depth testing. In addition, we have laboratories at all of our plants that perform quality checks on our products at all stages, including quality checks on the raw milk supplied by farms to us, the materials at our production facilities and the finished products in our warehouses.

The Trade QS measures the quality of the product and packaging in the marketplace itself. Under a system launched in 2007, trade sampling and laboratory analysis match products against our specifications and provide a Quality Index calculation determining whether a product meets the high standards set by us for our consumers.

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

In addition to compliance with the relevant Russian quality standards, we strive to ensure that our products conform to the quality standards of organizations such as the World Health Organization, l’Association Francaise de Normalisation and the Food and Agricultural Organization, as well as the regulations of the European Union. We are also a member of the International Federation of Fruit Juice Producers, the Russian Union of Juice Manufacturers and the Russian Dairy Union. Additionally, we assist relevant Russian government agencies in initiating and developing corresponding regulations for the Russian market.

To improve the feedback and receive queries from our consumers a nation-wide toll-free hot-line was developed and implemented. The number is printed on our packaging for all of our products.

We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have helped enable our products to compete with those of leading domestic and international manufacturers. For example, at the Lianozovsky and Tsaritsino Dairy Plants, we installed new equipment improving the quality of raw milk used in production; at the Timashevsk Dairy Plant, we installed an automatic system controlling production processes; and at the Vladivostok Dairy Plant, we modernized the water purification system. Additionally, the reconstruction of the Moscow Baby Food Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All the lines at the Moscow Baby Food Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce children’s cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other plants.

During 2005, we continued to modernize the Lianozovsky and Tsaritsino Dairy Plants by upgrading acceptance workshops, broadened our cheese production capacity at the Rubtsovsk Dairy Plant in order to satisfy the growing demand for our hard cheese products and added a new production line for porridges and processed cheese at the Timashevsk Dairy Plant. At the Vladivostok Dairy Plant, we installed a juice production line to produce “Lovely Garden” and “J-7” juice products.

During 2006, we installed a new innovative line of fruit preparation that allows us to improve the quality of jams used in our products. A unique technology for aseptic dairy-based sauce production was developed and implemented at Lianozovsky Dairy Plant. A new filling line with tunnel autoclave was installed at the Kursk Baby Food Plant. New technologies for purification of raw juice were implemented at Ramenskoye.

In 2007 we completely overhauled our newly acquired plants, Manros and Angarsky Dairy Plant (MOLKA). They are now fully operational. We are also in the process of closing down Ochakovsky Dairy Plant for a major overhaul and moving the production to our other facilities.

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

In the summer of 1999, we merged and formalized these programs under our “Milk Rivers” program, through which we provide local dairies with trade loans, feed, and leased combine-harvesters and milking and refrigeration equipment. In selecting farms to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds. We also look for producers that can help balance out the seasonality in raw milk production volumes.

Under the Milk Rivers program, we have rented milking and refrigeration equipment for periods from three to eight years for agricultural enterprises located in the Moscow and other regions, including Voronezh, Nizhny Novgorod, Ufa, Novosibirsk, Krasnodar and Altai. The lease receivables are offset with milk supplies based on a predetermined schedule during the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk cooling and the temporary storage of milk at farms and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm.

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

In February 2008, we opened a new mega-farm complex in Volosovsk District near St Petersburg, built in place of the Trud collective farm, which we had acquired in 2005. The state-of-the-art farm is designed for 1,200 Holstein milking cows.

Seasonality

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months, we generally experience lower demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of powder milk at some of our dairy production facilities for use in production during the winter months.

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

Sales of certain baby food products are affected by seasonal factors. In particular, sales of juice and purees for babies are typically 10-15% higher during the summer months, while sales of liquid dairy baby products are typically 5-8% lower in the summer due, in part, to the fact that many Russians travel to the countryside for vacations in the summer and are unable to transport such products, which have short shelf life.

Packaging

Our principal packaging raw materials include materials needed for packaging our dairy, baby food and juice products, consisting mainly of five groups:

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

Tetra Pak supplied approximately 71% of our total packaging materials in value terms in 2007 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements.

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

We focus on two main areas building our procurement strategy:

•                  standardization of specifications for raw materials and packaging allowing group purchasing; and

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

In 2007, we obtained recognition of two of our trademarks (“Wimm-Bill-Dann” as a word mark (literal) and combined trade mark “Wimm-Bill-Dann, that’s what you want” as a combined mark) as well-known trademarks of high renown from Rospatent, the Russian patent bodytrademark office. Such recognition protects these trademarks for an unlimited duration of time and provides us with certain additional benefits with respect to our use of these trademarks.

Insurance

We maintain property insurance coverage for our 19 major facilities, including Wimm-Bill-Dann Foods, Wimm-Bill-Dann, Tsaritsino Dairy Plant, Moscow Baby Food Plant, Ochakovo Dairy Plant, Ramenskiy Plant, Timashevsk Dairy Plant, Obninsk Dairy Plant, Annino Dairy Plant, Ufa Dairy Plant, Siberian Dairy Plant, Vladivostok Dairy Plant, Nizhny Novgorod Dairy Plant, Rubtsovsk Dairy Plant, Pervouralsk Dairy Plant, Healing Springs, Baltic Milk, Kiev Dairy Plant, Kharkov Dairy Plant, Buryn Dairy Plant, Bishkeksut, Toshkent Dairy Plant and our warehousing facility at Tomilino distribution center. Insurance coverage is on “All Risks” basis covering buildings of 15 plants and Tomilino distribution center, equipment at 18 facilities for the total sum of $485.2 million. We have insurance for business interruption at 14 major manufacturing facilities with the total coverage of $421.7 million.

We have product liability insurance with $1 million liability coverage per insurance case within the territory of Russia, the CIS countries and Mongolia, $2.5 million liability coverage per insurance case worldwide except for the territory of Russia, the CIS countries and Mongolia with the cumulative coverage of $5 million for production and distribution operations of diary, soft drinks, juices and baby foods in Russia.

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

Regulation

The production, sale and distribution of food and beverages in the Russian Federation are regulated by general civil legislation and by special legislation that includes quality standards and various safety and sanitary rules.

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

Certification

The certification of products and services is currently regulated by the Federal Law on Technical Regulation. Product certification is a procedure whereby an agency authorized by the government confirms that a product complies with technical regulations, standards and requirements. Milk products, baby foods, juice, certain water products and other beverages are subject to mandatory certification. Conformity symbols evidencing that the manufacturer has undergone certification procedures are required to be printed on a product’s packaging. Failure to mark a product with a required conformity symbol carries possible administrative sanctions.

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

C.   Organizational Structure

The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of June 24, 2008.

Plant	Ownership Interest	Country of Incorporation
Wimm-Bill-Dann Plant (1)	97.54%	Russian Federation
Karasuk Dairy Plant	93.80%	Russian Federation
Wimm-Bill-Dann Ukraine (2)	98.35%	Ukraine
Moloko Veidelevki	100%	Russian Federation
Tuymazinskiy Dairy Plant	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	Kyrgyz Republic
Gulkevichy Dairy Plant	52.27%	Russian Federation
WBD Toshkent	100%	Republic of Uzbekistan
Manros-M	100%	Russian Federation
Bolsherechensk Dairy Plant	79.78%	Russian Federation
Beverage plants
Wimm-Bill-Dann Beverages (3)	97.00%	Russian Federation
Valdai Springs Water Plant	100%	Russian Federation
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters)	100%	Russian Federation
Farms
Trud	96.48%	Russian Federation
Atamanskoe Farm	99.53%	Russian Federation
Plemzavod Za Mir and Trud	100.00%	Russian Federation
Zavety Ilyicha	99.59%	Russian Federation
Niva	94.62%	Russian Federation

(1) Formerly Lianozovsky Dairy Plant. During 2007 and 2008, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant, Vladivostok Dairy Plant, Surgut Dairy Plant, Ochakovo Dairy Plant, Obninsk Dairy Plant, Pavlogradsky Dairy Plant, Krutinsky Dairy Plant, Angarsky Dairy Plant (MOLKA), Anna milk, SP Julia and Va-Bank-2000

(2) Formerly Kiev Dairy Plant No 3. In 2007 we merged Buryn Powder Milk Plant and Kharkov Dairy Plant into Wimm-Bill-Dann Ukraine.

(3) Formerly Ramensky Dairy Plant

D.   Property, Plants and Equipment Production facilities

We currently manufacture our products at 37 production facilities, including 31 production sites that produce dairy products, four baby food production sites and two plants that produce exclusively juices. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2005, 2006 and 2007 we invested approximately $397.5 million in the modernization of our existing production facilities and $153.0 million in the acquisitions of new production assets.

 Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We have completed the main phase of our extensive modernization program and have begun efficiency, waste reduction and cost cutting programs at all of our plants.

We also review our production headcount with the aim of enhancing productivity. Sales per production employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry was $142,815 per employee in 2005, $162,994 per employee in 2006 and $220,145 per employee in 2007.

In 2006 we started working with an international management consulting firm on a training and business-process optimization program at the Lianozovsky Dairy Plant and Moscow Baby Food Plant in an effort to increase asset utilization, to cut costs, and to raise labor productivity. As a result, we were able to reduce our employee headcount during 2007, excluding the plants we acquired during the second half of 2006, where the reduction of headcount is still in process.

The following table contains data regarding our main production facilities.

	Year of Acquisition (1)	Year of Building	Number of Production Lines
Moscow and Moscow region
Wimm-Bill-Dann + BF (2)	1995	1989	58
Wimm-Bill-Dann Beverages (3)	1997	1982	14
Obninsk Dairy Plant OJSC	2005	1982	9
Ochakovskiy Dairy Plant	2006	1962	18
Central Russia (excluding Moscow)
Annino Dairy Plant	2001	1978	8
Timashevsk Dairy	2001	1985	18
Essentuki Mineral water Plant at the CMW (Caucasian Mineral Waters)	2005	2001	3
Siberia and Far East Russia
Karasuk Dairy Plant	1999	1952	5
Angarsky Dairy Plant (MOLKA)	2006	1956	8
Surgut Dairy Plant	2006	1974	5
Manros-M	2006	1970	8
Tuimazy Dairy Plant	2002	1958	9
Other CIS countries
Wimm-Bill-Dann Ukraine (4)	2001	1973	21
Kharkov Dairy Plant	2002	1974	16
Buryn Powder Milk Plant	2002	1974	4
Bishkek Dairy Plant	2000	1990	14

(1) “Acquisition” means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of June 24, 2008 are included in this table.

(2) Formerly Lianozovsky Dairy Plant. In April and May 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsyno Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant. On March 5, 2007, we sold Novokuibyshevskmoloko – our Samara region-based subsidiary.

(3) Formerly Ramensky Dairy Plant

(4) Formerly Kiev Dairy Plant No 3

As of December 31, 2007 and 2006 the assets that served as collateral consisted of the following:

•                  Inventory in the amounts of $3.2 million and $12.1 million, respectively;

•                  Property, plant and equipment with a net book value of $78.0 million and $95.6 million, respectively.

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

A.   Operating Results

Overview

We are one of the largest Russian manufacturers of dairy and juice products, with sales of $2,438.3 million, $1,762.1 million and $1,394.6 million in 2007, 2006 and 2005, respectively. Our reportable business segments in 2007 were dairy products, beverage products and baby food products. In 2007, the dairy segment accounted for 76.0% of our sales, the beverages segment, which includes juice and bottled mineral water products, accounted for 17.0% of our sales and the baby food segment accounted for 7.0% of our sales. In 2006, the dairy segment accounted for 75.0% of our sales, the beverages segment accounted for 18.4% of our sales and the baby food segment accounted for 6.6% of our sales. Our principal geographic market is Russia, which accounted approximately for 93%, 93% and 92% of our sales in 2007, 2006 and 2005, respectively. However, we also have production facilities in Ukraine, Kyrgyzstan and Uzbekistan and acquired a dairy production facility in Georgia in the fourth quarter of 2007.

In 2007, our net income increased by 46.8% to $140.0 million from $95.4 million in 2006. Our sales increased by 38.4% in 2007, including year-on-year sales increases of 40.2%, 27.8% and 46.6% in the dairy, beverage and baby food segments, respectively. By volume, dairy segment sales were higher by 18.2%, beverage segment sales increased by 9.8% and baby food sales increased by 31.9% in 2007.

The gross margin in the dairy segment decreased slightly to 29.2% in 2007 from 30.5% in 2006 due to a sharp rise in the price of raw milk of 35.7% which was partially offset by selling price increases and a more favorable product mix. The gross margin in the beverage segment increased to 39.8% in 2007 from 35.3% in 2006 despite raw materials cost pressure, driven by continued efficiency improvements and better pricing and discount management in all regions. The gross margin in the baby food Segment increased to 45.1% in 2007 from 43.1% in 2006, driven by a growing share of non-dairy baby food and a decreased share of baby food produced by co-packing in our sales.

Our selling and distribution expenses increased in 2007 as compared to 2006 in absolute terms and also as a percentage of sales, from 14.0% to 15.9%. In particular, our marketing, advertising and transportation costs were higher in 2007 in line with our strategy of supporting strong national brands, improving our route-to-market and expanding our geography.

Our net income increased 46.8% to $140.0 million for the full year of 2007 from $95.4 million in 2006.

Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions)

in 2007, 2006 and 2005 were $192.7 million, $130.0 million and $75.1 million, respectively. Expenditures for acquisitions of subsidiaries in 2007, 2006 and 2005 totaled $21.8, $137.3 million (exclusive of advances made in 2006 for acquisitions completed in 2007) and $24.3 million (exclusive of advances made in 2005 for acquisitions completed in 2006 but including advances made in 2004 for acquisitions made in 2005), respectively.

As of December 31, 2007, we had a total of $579.6 million in outstanding debt (consisting of long-term loans, notes payable, vendor financing obligations and $0.7 million of third parties guarantees). Of our total indebtedness as of December 31, 2007, 58.3% was denominated in foreign currency and 41.7% was denominated in rubles.

Below is a summary of our operational highlights for 2007 and the beginning of 2008.

Corporate and Operational Highlights for 2007

February

On February 8, 2007 our executives, directors and shareholders marked the fifth anniversary of the company’s initial public offering on the New York Stock Exchange by ringing the opening bell of the NYSE trading session. At the close of trading that day, our share price was US$66.0 and market capitalization was US$2.73bn.

February

UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan (the “Loan”). The Loan will mature on May 14, 2008 and bears interest at an annual rate of 7.5%, payable in arrears on November 14, 2007 and May 14, 2008, and matured on May 14, 2008.

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

April

We announced the launch of baby food production at the Kursk baby food plant. Acquired in 2005, the plant underwent extensive renovation, and 90% of the equipment was replaced. Today, it is the most modern plant of its type in Russia, making use of cutting edge global technology and the latest scientific research in the industry.

May	On May 29, 2007, we acquired an additional 30.12% stake in the founding capital of Obninsk Dairy Plant OJSC from 66.33%, increasing our share to 96.45% of its charter capital.

May	On May 31, 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant.

September

We launched Neo Beauty, an innovative dairy drink, and the first functional food product of its kind on the Russian market with a proven impact on the overall health and particularly the state of skin,

nails and hair

October	On October 16, 2007, we announced the acquisition of 100% of dairy production plant Georgian Foods Ltd, which is based in Tbilisi, Georgia.

November	We announced the launch of mors production in Canada in partnership with Canadian juice company Wonder Berry.

December	On December 12, 2007, we increased our shareholding in Obninsk Dairy Factory OJSC to 99.84% of its charter capital from the previous level of 96.45%.

Corporate and Operational Highlights for 2008

January

On January 31, 2008, the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Surgut City Dairy Plant OJSC, Ochakovo Dairy Plant OJSC, Anna milk CJSC, Angarsky Dairy Plant OJSC, Obninsk Dairy Plant OJSC.

February

We opened a new mega-farm complex in Volosovsk District near St Petersburg, built in place of the Trud collective farm, which we had acquired in 2005. The state-of-the-art farm is designed for 1,200 Holstein milking cows.

February

We launched a major project to implement a new Enterprise Resource Planning (ERP) information system that will cover finance, production, supply, logistics and distribution and will be based on Oracle E-Business Suite software. We plan to complete the main stage of the ERP system implementation by the end of 2010.

March

A new corporate structure and management positions went into effect from March 1, 2008. As part of the restructuring, the existing dairy and baby food business units, along with the Holding company, were combined into a single structure: Wimm-Bill-Dann Foods.

March

In March and April 2008, WBD Foods issued five-year ruble-denominated bonds for a total value of 5 billion rubles. The interest rate of the first coupon was established at an auction at an annual rate of 9.30% and the bond yield to the annual offer amounted to 9.52% annually.

March	We launched the production of Agusha baby food and Imunele functional products at our Manros-M production facility in the Omsk Region, Siberia.

April

On April 25, 2008, we entered into a syndicate loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which mandated lead arrangers and syndicate lent to us a principal amount of $250 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

May	On May 15, 2008 and on May 7, 2008, we repaid our 2003 and 2007 Eurobond loans with the accrued interest, respectively.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2007, 2006 and 2005:

	2007	% of sales	2006	% of sales	2005	% of sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$2,438,328	100.0	$1,762,127	100.0	$1,394,590	100.0
including:
Dairy	1,852,458	76.0	1,320,901	75.0	1,003,601	72.0
Beverages	414,117	17.0	324,074	18.4	303,147	21.7
Baby Food	171,753	7.0	117,152	6.6	87,839	6.3
Cost of sales	(1,654,879)	67.9	(1,194,159)	67.8	(999,006)	71.6
Gross profit	783,449	32.1	567,968	32.2	395,584	28.4
Selling and distribution expenses	(387,853)	15.9	(246,054)	14.0	(191,990)	13.8
General and administrative expenses	(180,922)	7.4	(134,481)	7.6	(109,642)	7.9
Other operating expenses	(704)	0.0	(31,812)	1.8	(6,457)	0.5
Operating income	213,970	8.8	155,621	8.8	87,495	6.3
Financial income and expenses, net	(16,851)	0.7	(15,480)	0.9	(22,868)	1.6
Provision for income taxes	(54,302)	2.2	(41,560)	2.4	(30,712)	2.2
Minority interest	(2,769)	0.1	(3,197)	0.2	(3,649)	0.3
Net Income	$140,048	5.7	$95,384	5.4	$30,266	2.2
Volume
Dairy (th. tons)	1,599		1,354		1,195
Beverages (th. liters)	491		445		436
Baby Food (th. tons)	87		66		58

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales

Sales increased by 38.4% to $2,438.3 million in 2007 from $1,762.1 million in 2006. The dairy business was our largest segment, representing 76.0% of sales in 2007 compared to 75.0% in 2006.

	Year ended December 31,
	2007	% of sales	2006	% of sales
	(in thousands)		(in thousands)
Dairy products	$1,852,458	76.0	$1,320,901	75.0
Beverage products	414,117	17.0	324,074	18.4
Baby food	171,753	7.0	117,152	6.6
	$2,438, 328	100.0	$1,762,127	100.0

Sales in our dairy segment increased by 40.2% to $1,852.5 million in 2007 from $1,320.9 million in 2006. We sold 1,599.5 thousand tons of dairy products in 2007 and 1,353.5 thousand tons of dairy products in 2006. The average selling price increased by 18.7% from $0.976 per kilogram in 2006 to $1.158 per kilogram in 2007 driven by a favorable sales mix, ruble price increases and ruble appreciation. Our improved dairy sales were driven by our increased presence in the regions of Russia and the CIS, especially in North West and Southern Russia, the addition of new products to our portfolio and further optimization of our product portfolio, the launch of new product lines and increased marketing activities.

Sales in our beverages segment increased by 27.8% to $414.1 million in 2007 from $324.1 million in 2006. We sold 490.6 million liters of juice and water in 2007 and 447.0 million liters of juice and water in 2006. The average selling price increased by 16.4% from $0.725 per liter in 2006 to $0.844 per liter in 2007, primarily due to changes in our product mix in favor of higher priced brands and ruble price increases.

Sales in our baby food segment increased by 46.6% to $171.8 million in 2007 from $117.2 million in 2006. We sold 87.4 thousand tons of baby food products in 2007 and 66.3 thousand tons in 2006. The average selling price increased by 11.2% from $1.768 per kilogram in 2006 to $1.966 per kilogram in 2007 driven by ruble price increases and ruble appreciation.

In 2007, 54% of our sales revenues came from regional Russia and other CIS countries. Regional sales represented 53%, 66% and 24% of dairy, beverages and baby food segment revenues in 2007, respectively. Over a number of years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and baby food products, concentrates for juices and packaging materials for all products), which accounted for 84.9% and 82.6% of our total cost of sales in 2007 and 2006, respectively. The table below sets forth these costs for both 2007 and 2006:

	Year ended December 31,
	2007	%	2006	%
	(in thousands)		(in thousands)
Raw materials	$1,405,801	84.9	$986,477	82.6
Personnel	90,207	5.5	68,464	5.7
Depreciation and amortization	65,879	4.0	50,136	4.2
Utilities	42,554	2.6	29,240	2.5
Goods for resale	7,341	0.4	22,556	1.9
Other	43,097	2.6	37,286	3.1
Total cost of sales	$1,654,879	100.0	$1,194,159	100

Raw material costs increased by 42.5% in 2007. Raw materials increased as a percentage of sales to 57.7% in 2007 from 56.0% in 2006. Raw material costs accounted for 60.3% of dairy sales in 2007 compared to 57.5% in 2006. This was caused by an unprecedented rise in raw milk prices, which outpaced the increases in selling prices. Raw material costs accounted for 44.3% baby food sales in 2007 compared to 41.2% in 2006, owing to the same reason.

Raw material costs decreased to 51.4% of beverage sales in 2007 from 55.0% in 2006 due to enhanced cost control measures and centralized procurement, undertaken from 2006.

In the dairy segment, 86.3% of our raw material costs were ruble-denominated and 13.7% were hard-currency-denominated in 2007, whereas 83.9% of these costs were ruble-denominated and 16.1% were hard-currency-denominated in 2006. In the baby food segment, 65.5% of our raw material costs were ruble-denominated and 34.5% were hard-currency-denominated in 2007, unchanged as of 2006. In the beverages segment, 21.2% of our raw material costs were ruble-denominated and 78.8% were hard-currency-denominated in 2007, while the majority of our raw material costs were hard-currency-denominated in 2006.

Personnel expenses increased by 31.8% in 2007 as compared to 2006. The average number of production personnel increased in 2007 by 2.5% to 11,076 (including Ochakovo, MOLKA, Manros and Surgut dairy plants acquired in the end of 2006) compared to 10,811 in 2006 (excluding Ochakovo, MOLKA, Manros and Surgut)  mainly due to increased utilization of manufacturing facilities and  production volumes growth in 2007.

Depreciation and amortization increased by 31.4% from $50.1 million in 2006 to $65.9 million in 2007, reflecting significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased in by 45.5% in 2007 due to larger production and warehousing facilities, as well as an increase in production volumes and electricity and gas tariffs.

Goods for resale include various dairy products that we purchase from independent producers and resell.

Gross Profit

Our gross profit increased by 37.9% to $783.4 million in 2007 from $568.0 million in 2006. Our gross margin decreased to 32.1% in 2007 from 32.2% in 2006.

Gross margin in our dairy segment decreased to 29.2% in 2007 from 30.5% in 2006 due to the unprecedented rise in raw milk prices.  Our raw milk purchase price increased 64.8% year-on-year in ruble terms (77.5% in U.S. dollar terms) in the fourth quarter and 27.7% year-on-year in ruble terms (35.7% in U.S. dollar terms) for the full year 2007.

Gross margin in our beverages segment increased to 39.8% in 2007 from 35.3% in 2006. This increase was primarily due to better pricing and discount management which largely offset higher sugar and concentrate costs, and a shift in our product mix in favor of value-added products. As a result, the increase in the average selling price outpaced the increase in cost of sales

Gross margin in our baby food segment increased to 45.1% in 2007 from 43.1% in 2006 mainly due to increased selling prices and a shift in our product mix in favor of higher margin, value-added products.

Selling and Distribution Expenses

Selling and distribution expenses increased by 57.6% between 2007 and 2006. As a percentage of sales, selling and distribution expenses increased to 15.9% in 2007 from 14.0% in 2006. Our selling and distribution expenses in 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006
	(in thousands)
Advertising and marketing	$137,965	$76,194
Personnel	83,901	55,955
Shipping and handling	111,228	73,565
Bad debt expense	1,650	3,130
Materials and supplies	11,249	9,369
Warehouse	11,534	10,986
Other	30,326	16,855
Total selling and distribution expenses	$387,853	$246,054

Advertising and marketing expenses increased in 2007 by 81.1% or $61.8 million in absolute terms, and increased by 1.4% as a percentage of sales to 5.7% in 2007 from 4.3% in 2006. The increase in expenses was due to our continued investments into major brand promotions, media inflation on Russia’s leading national television channels, which, in 2007, exceeded 50% and general increases in marketing costs. Despite this media inflation, we were able to obtain volume discounts and manage the cost increases more effectively.

Personnel expenses increased by 49.9% in 2007 as compared to 2006. The average number of employees in our selling and distribution department increased to 5,712 in 2007 (including Surgut, Manros, Ochakovo, and MOLKA dairy plants acquired in late 2006) from 5,355 in 2006 (excluding Surgut, Manros, Ochakovo, and MOLKA dairy plants) mainly due to the development of our branch network in 2007. Our payroll cost per employee increased by 42.1% to $14,689 in 2007 from $10,336 in 2006, mainly due to implementation of a performance based reward system as well as enhancing the quality of our sales force in 2007. Our personnel costs as a percentage of sales increased to 3.4% in 2007 from 3.2% in 2006. Our personnel costs as a percentage of sales increased to 3.4% in 2007 from 3.2% in 2006.

Shipping and handling costs, which primarily consist of external transportation costs, increased by 51.2% in 2007 as compared to 2006. Our transportation expenses as a percentage of sales slightly increased to 4.6% in 2007 from 4.2% in 2006. The increase in transportation costs was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs. In particular, costs for motor transportation, which accounted approximately for about half of the total beverages transportation expenses, increased by 13.0%, despite record fuel prices.

We continued to maintain control of our bad debt expenses, which decreased slightly to 0.1% as a percentage of sales in 2007 from 0.2% in 2006. See “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses increased by 34.5% in 2007 as compared to 2006, and decreased as a percentage of sales to 7.4% in 2007 from 7.6% in 2006. Our general and administrative expenses in 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006
	(in thousands)
Personnel	$102,195	$78,227
Taxes other than income tax	17,200	12,789
Audit, consulting and legal fees	10,636	10,506
Depreciation	9,512	7,215
Materials and supplies	4,654	2,462
Communication costs	3,647	2,731
Rent	3,278	2,670
Other	29,800	17,881
Total general and administrative expenses	$180,922	$134,481

Personnel expenses increased by 30.6%, while the average number of employees decreased to 3,008 in 2007 (including Surgut, Manros, Ochakovo, and MOLKA dairy plants acquired in late 2006) compared to 3,159 in 2006 (excluding Surgut, Manros, Ochakovo, and MOLKA dairy plants). Our average cost per employee increased by 38.5% to $33,978 in 2007 from $24,532 in 2006, due to wage inflation, compensatory payments made during the process of personnel headcount optimization and SAR program implemented for some of our key managers in 2007.

Our expenses for audit, consulting and legal services remained approximately flat showing an increase of 1.2% in 2007 compared to 2006.

Depreciation expense increased by 31.8% from $7.2 million in 2006 to $9.5 million in 2007, reflecting capital expenditures made to support our expansion into the regions of Russia and the CIS.

Other Operating Expenses

Other operating expenses decreased by 97.8% to $0.7 million in 2007 from $31.8 million in 2006.  Other operating expenses were unusually high in 2006, due to a one time impairment charge of US$16.3 million to our operating income, partially to cover the writing down of Valdai mineral water facility in beverage business unit and the closing off of a small dairy plant in Novokuibyshevsk in dairy business unit.

Operating Income

Operating income increased by 37.5% to $214.0 million in 2007 from $155.6 million in 2006, as a result of cost control measures undertaken in the last two years. Our acquisitions made at the end of 2006 also contributed to the improvement of our operating income. As a percentage of sales, operating income remained stable at 8.8% in 2007 as in 2006.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended December 31,
	2007	2006
	(in thousands)
Interest expense	$34,988	$27,898
Interest income	(2,952)	(4,372)
Currency remeasurement gains	(18,120)	(10,288)
Bank charges	2,912	2,070
Other financial expense (income)	23	172
Total financial income and expense, net	$16,851	$15,480

Interest expense increased by 25.4% in 2007 compared to 2006. This was mainly due to an increase in our average debt, including a $150 million Loan Participation Notes issued in February 2007.

We received interest income of $3.0 million from free cash management in 2007 compared to $4.4 million in 2006.

In 2007, we incurred total currency remeasurement gains of $18.1 million, mainly comprised of gains and losses from U.S. dollar-denominated and Euro-denominated debt respectively.  For accounting purposes for our hard currency denominated liabilities we used the exchange rates as of December 31, 2007 vs. December 31, 2006. Based on these rates, the US Dollar depreciated by 6.7% against Russian ruble, while EURO appreciated by 3.6%.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2007 and 2006 was as follows:

	Year ended December 31,
	2007	2006
	(in thousands)
Current provision	$49,409	$48,232
Deferred income tax charge/(benefit)	4,893	(6,672)
Total provision for income taxes	$54,302	$41,560

Provision for income taxes amounted to $54.3 million in 2007 and $41.6 million in 2006. These provisions comprise current income tax charges of $49.4 million in 2007 and $48.2 million in 2006, and a deferred tax expense of $4.9 million in 2007 and the expense of benefit of $6.7 million in 2006. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

In 2007, our effective income tax rate was 27.5% compared to the Russian statutory income tax rate of 24.0% and, in 2006, our effective income tax rate was 29.7% compared to the Russian statutory income tax rate of 24.0%. This decrease in 2007 of our effective income tax rate is primarily driven by an increase in taxable profits accompanied by a decrease in the group’s non-deductible expenses as a percentage of sales in 2007, compared to 2006, as well as utilization of losses incurred in previous periods by certain subsidiaries which were merged into Wimm-Bill-Dann OJSC in 2007.  Such losses were not deemed recoverable during previous periods.

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2007, net income attributable to minority shareholders of our subsidiaries decreased to $2.8 million from $3.2 million in 2006. Net income attributable to the minority interests in the dairy segment was $2.0 million in 2007 and $1.9 million in 2006, respectively.

Net Income

Net income increased in 2007 to $140.0 million (5.7% of sales) from $95.4 million (5.4% of sales) in 2006, primarily as a result of the increase in operating income explained above, which was partially offset by an increase in income tax expense.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales increased by 26.4% to $1,762.1 million in 2006 from $1,394.6 million in 2005. The dairy business was our largest segment, representing 75.0% of sales in 2006 compared to 72.0% in 2005.

	Year ended December 31,
	2006	% of sales	2005	% of sales
	(in thousands)		(in thousands)
Dairy products	$1,320,901	75.0	$1,003,604	72.0
Beverage products	324,074	18.4	303,147	21.7
Baby food	117,152	6.6	87,839	6.3
	$1,762,127	100.0	$1,394,590	100.0

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

In 2006, 67% of our revenues came from sales outside of the Moscow region in other parts of Russia and the CIS. Regional sales represented 71%, 63% and 22% of dairy, beverages and baby food segment revenues in 2006. Over the last years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

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

Personnel expenses increased by 36.9% in 2006 as compared to 2005. The average number of production personnel increased in 2006 by 10.7% to 10,811 (excluding newly acquired dairy plants, Surgut, Manros, Ochakovo, and MOLKA) compared to 9,766 in 2005 mainly due to increased utilization of manufacturing facilities and the related growth of production volumes in 2006.

Production personnel cost per employee increased by 21.3% to $6,212 in 2006 from $5,123 in 2005 (including the dairy farm employees). This was mainly driven by a manning reduction initiative which commenced in the end of 2006, with subsequent compensatory payments reported in 2006, as well as increased salaries in 2006.

Depreciation and amortization increased by 19.6% from $41.9 million in 2005 to $50.1 million in 2006, reflecting significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased by 37.8% in 2006 due to larger production and warehousing facilities, as well as an increase in production volumes and electricity and gas tariffs.

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

Personnel expenses increased by 17.4% in 2006 as compared to 2005. The average number of employees in our selling and distribution department decreased to 5,355 in 2006 from 5,713 in 2005 due to the development of our branch network in 2006. Our payroll cost per employee increased by 23.9% to $10,336 in 2006 (excluding newly acquired dairy plants - Surgut, Manros, Ochakovo, and MOLKA) from $8,343 in 2005 mainly due to performance based reward system implementation in 2006. Our personnel costs as a percentage of sales decreased to 3.2% in 2006 from 3.4% in 2005.

Shipping and handling costs, which primarily consist of external transportation costs, increased by 38.8% in 2006, as compared to 2005. Our transportation expenses as a percentage of sales slightly increased to 4.2% in 2006 from 3.8% in 2005. The increase in transportation costs was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs. In particular, ruble tariffs for railway transportation, which accounted for more than half of the total beverages transportation expenses, increased by 14.0%, which slightly exceeded inflation.

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

Personnel expenses increased by 26.5%, while the average number of employees decreased to 3,159 in 2006 compared to 3,478 in 2005. Our average cost per employee increased by 38.0% to $24,532 in 2006 from about $17,778 in 2005 (excluding newly acquired dairy plants - Surgut, Manros, Ochakovo, and MOLKA), due to the hiring of new managers, wage inflation and compensatory payments made during the process of personnel headcount optimization.

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

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2006, net income attributable to minority shareholders of our subsidiaries decreased to $3.2 million from $3.6 million in 2005. Most of the net income attributable to minority interests relate to the dairy segment, which had minority interest in net income of $1.9 million in 2006, while most of minority interest of $3.6 million in 2005 were attributed to Moscow Baby Food Plant. The $0.4 million decrease in 2006 was partially offset by the other minority interest in losses.

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

•               acquisitions; and

•               dividend payouts.

We anticipate that the repayment of long-term debt including our syndicated loan, capital expenditures and acquisitions will represent the most significant use of funds for several years to come. In 2007, we continued to purchase property, plant and equipment in order to increase production capacity and to improve infrastructure at our new and existing subsidiaries in anticipation of the expected further growth in the Russian economy and rising incomes.

Capital Expenditures

Our total capital expenditures in 2007, excluding acquisitions, amounted to $192.7 million, including new vendor credits. Capital expenditures in our dairy segment amounted to $134.6 million and related to the improvement of our existing dairy and cheese production facilities, warehouses facilities and quality control procedures for raw milk used in production. Capital expenditures in our beverages segment amounted to $21.5 million and related mainly to the installation of new production lines and other operating equipment at our production sites. Capital expenditures in our baby food segment amounted to $28.2 million and related mainly to the launch of baby food production on Omsk Plant, acquisition of baby food packaging lines on WBD and modernization of our Kursk Baby Food Plant. Our corporate and common capital expenditures, including those relating to IT infrastructure and software, totaled $8.4 million.

Our capital expenditures, excluding acquisitions, for the period from 2005 to 2007 are set forth in the following table:

	Year ended December 31,
	2007	2006	2005	Total
	In millions of U.S. Dollars
Dairy segment	$134.6	$93.3	$59.9	$287.8
Beverages segment	21.5	13.5	12.9	47.9
Baby food segment	28.2	19.4	1.8	49.4
Corporate and common expenditures	8.4	3.8	0.5	12.7
Total capital expenditures	$192.7	$130.0	$75.1	$397.8

As of December 31, 2007, our capital commitments amounted to $66.4 million mainly for construction projects. As of March 31, 2008, we had capital commitments of approximately $54.7 million, primarily for construction projects at our production sites and purchase of equipment.  We plan to finance our capital commitments through cash generated by operating activities and additional borrowings.

Acquisitions of Subsidiaries and Purchase of Minority Stakes

During 2007, 2006 and 2005, we made a number of acquisitions for the total consideration of $21.8 million, $137.3 million and $24.3 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to purchase minority stakes. The following table summarizes our acquisitions in the last three years:

	Direct owner -ship interest acquired, %	Acquisition cost (in US$ ‘000)
2007
Ochakovo Dairy Plant (purchase of minority stake)	4.72	3,312
Obninsk Dairy Plant (purchase of minority stake)	33.51	11,877
Niva Farm	94.62	1,185
Angarsky Dairy Plant (MOLKA) (purchase of minority stake)	13.23	836
Georgian products	100.00	1,100
Acquisition of minority interests in subsidiaries	17.08	2,746
Other	various	750
Total		$21, 806
2006
Ochakovo Dairy Plant	93.74	$66,792
Manros	100	51,336
Angarsky Dairy Plant (MOLKA)	83.36	4,908
Surgut Dairy Plant	100	4,536
Wimm-Bill-Dann OJSC (formerly Lianozovsky Dairy Plant) (purchase of minority stake)	0.26	812
Nazarovo Dairy Plant (purchase of minority stake)	30.35	1,982
Moscow Baby Food Plant (purchase of minority stake)	20	6,955
Total		$137,321
2005
Essentuki Mineral Water Plant at CMW (Caucasian Mineral Water) Ltd	100	$5,505
Nazarovskoe Milk OJSC	63.5	5,167
Pervouralsk City Dairy	100	119
Plemzavod Za Mir i Trud OJSC	100	1,689
Zavety Ilicha	99.34	344
Trud	63.5	420
Kursk Baby Food Plant CJSC	100	3,527
Obninsk Dairy Plant	66.3	6,365
Siberian Dairy Plant (purchase of minority stake)	10	1,050
Other	various	120
Total		$24,306

See “Item 4. Information on Our Company” for more information on our acquired businesses and Note 3 to our Consolidated Financial Statements included elsewhere herein. In addition to the acquisitions mentioned above, as of December 31, 2007, we also issued a cash advance for the further purchases of minority stakes in certain of our legal entities, which are not included in the summary table above.

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

Debt

Our debt consists of notes, bank loans and vendor financing for property, plant and equipment, of which 85% are at fixed rates. The following table summarizes our debt position as of December 31, 2007 and 2006:

	At December 31, 2007	At December 31, 2006
	(in thousands)
Long-tem debt, including current portion:
Notes	$405,922	$248,742
Bank loans	41,086	34,219
Vendor financing	33,103	36,189
Total	480,111	319,150
Short-term debt	98,819	123,849
Total debt	$578,930	$442,999
Denominated in:
U.S. dollars	$315,305	$171,013
Euro	$23,034	$21,702
Rubles	$240,591	$250,284

Our debt matures as follows:

Year	(in thousands)
2008	$421,005
2009	$19,277
2010	$120,885
2011	$7,353
2012 and thereafter	$10,410

Notes

U.S. Dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan to WBD Foods. The loan, which matured on May 21, 2008, had an annual interest rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. Two of our subsidiaries unconditionally, irrevocably, jointly and severally guaranteed our obligation under the loan. The loan agreement contained a number of covenants including requirements to maintain certain financial ratios.

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150 million loan to WBD Foods. The loan, which matured on May 14, 2008, had an annual interest rate of 7.5%, payable in two installments on

November 14, 2007 and May 14, 2008. The loan agreement contained a number of covenants including requirements to maintain certain financial ratios.

We repaid our 2003 and 2007 Eurobond loans with the accrued interest on May 15, 2008 and on May 7, 2008, respectively.

Ruble Notes

On December 21, 2005, WBD Foods issued 3 million non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3 billion rubles ($122,219 at the exchange rate as of December 31, 2007 of which $ 16,297 have been repaid as of December 31, 2007). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

In March and April 2008, the Company placed a third series of bonds on the Moscow Inter-bank Currency Exchange (MICEX). The bonds, with a total nominal value of 5 billion rubles ($203.7 million at exchange rate as at December 31, 2007), have a maturity of five years and coupons are paid on a half-year basis. The interest rates for both coupons in the first year are equal and amount to 9.30% annually and the rates for subsequent coupons will be set hereinafter. The issue includes built-in 1-year put option.

Bank Loans

Substantially all of our long-term bank loans as of December 31, 2007 consisted of ruble and euro-denominated loans from Sberbank, Russian Agricultural Bank and Moscow City Government at effective interest rates ranging from 3.3% to 6.3%. Our short-term debt balance as of December 31, 2007 consisted of loans from Commerzbank, International Moscow Bank and the Moscow City Government at interest rates ranging from 3.6% to 8.3%.

On April 25, 2008, we entered into a syndicate loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which mandated lead arrangers and syndicate lent to us a principal amount of $250 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

The above-mentioned loan is unconditionally and irrevocably guaranteed by Wimm-Bill-Dann and Wimm-Bill-Dann Beverages pursuant to guarantees dated April 25, 2008 entered into with ING Bank N.V. as the agent.

Both the loan agreement and the guarantees are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantees Wimm-Bill-Dann and Wimm-Bill-Dann Beverages agreed to similar covenants.

Vendor Finance

We have agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2007 and 2006, vendor financing obligations were $14.0 million and $21.0 million respectively, EURO 11.1 million and EURO 10.6 million, respectively (equivalent to $16.3 million and $14.0 million as of December 31, 2007 and 2006, respectively); and 68.7 million rubles and 30.9 million rubles, respectively (equivalent to $2.8 million and $1.2 million as of December 31, 2007 and 2006, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.6%, and 10.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. As of December

31, 2007 and 2006, property, plant and equipment amounting to $48.8 million and $60.8 million, respectively, served as collateral under these financing agreements.

Cash Flows

A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
Cash provided by operating activities	$96,804	$169,954 *	$113,937
Cash used in investing activities	(203,041)	(228,158)	(125,157)
Cash provided (used in) by financing activities	91,429	(1,911)	82,619
Impact of exchange rate differences on cash and cash equivalents	7,950	7,322	(2,087)
Net increase (decrease) in cash	$(6,858)	$(52,793)	$69,312
Cash paid for acquisition of property, plant and equipment	$(189,049)	$(127,713)	$(72,805)
Cash paid for acquisition of subsidiaries, net of cash acquired	(24,850)	(134,367)	(24,964)
Vendor financed acquisitions of property, plant and equipment	6,860	5,561	5,709

In 2007, we financed our capital expenditures and acquisitions exclusively through operating cash flows and short-term loans.

We spent $203.0 million on our investment activities in 2007, including acquisitions of property, plant and equipment of $189.0 million, acquisitions of subsidiaries of $24.9 million and investments in direct financing leases of $0.2 million, offset by $6.8 million proceeds from return of short-term bank deposits, $3.7 million proceeds from disposal of property, plant and equipment.

Working Capital

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and short-term debt.

As of December 31, 2007, our cash and cash equivalents balance was $33.5 million, of which $32.3 million was ruble-denominated and $1.2 million were euro and U.S. dollar-denominated.  Our net working capital balance was $236.5 million. Our working capital position as of December 31, 2007 increased from $90.4 million as of December 31, 2006 primarily due to an increase in trade receivables and inventory, off-set by trade accounts payable growth. We believe that our working capital is sufficient for our present requirements

Tax receivables increased by $14.5 million to $65.7 million as of December 31, 2007 from $51.2 million as of December 31, 2006. Tax receivables represent VAT and other taxes owed to us by the state budget. The increase as of December 31, 2007 was primarily due to issues related to legal entities consolidation and transfer of VAT receivables from the regional tax authorities to the Moscow tax authority. Under existing tax legislation, we are able to offset this VAT receivable against income tax and other taxes payable to the state budget or to recover from the state budget in cash. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of tax receivables from the state budget. In

*                   In 2006, the Company included tax paid on dividends as cash flows from operating activities in the Consolidated Statements of Cash Flows. In 2007, the Company classified such amounts as cash flows from financing activities. Prior period amounts have been reclassified accordingly for comparative periods presented in the accompanying financial statements. This change in classification has no effect on previously reported net income.

2007, $29.5 million of VAT was recovered from the state budget in cash. We also received $0.85 million from the tax authorities as interest that was accrued on the amount of VAT not refunded within the established time limit.

Trade accounts payables increased to $130.7 million at December 31, 2007 from $104.1 million at December 31, 2006. Trade payables turnover averaged 26 days as of December 31, 2007 and 26 days as of December 31, 2006.

Trade receivables increased from $89.9 million as of December 31, 2006 to $157.6 million as of December 31, 2007 after the allowance for bad debts of $3.7 million, as compared to $7.1 million as of December 31, 2006. Trade receivables turnover averaged 19 days as of December 31, 2007 and 16 days as of December 31, 2006. The increase was mainly due to an increased share of sales going through large supermarket chains.

Inventory increased from $174.1 million as of December 31, 2006 to $261.3 million as of December 31, 2007. Turnover of inventory in days as of December 31, 2007 amounted to 48 days, as compared to 47 days as of December 31, 2006. The increase in inventory levels was mainly due to an increase in our stock of milk powder and concentrates. The value of our inventory was also affected by purchasing price increases, primarily in the latter part of 2007, following the rise in global milk prices.

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

In 2007, both Rating agencies increased our credit ratings were upgraded to BB- by S&P and to Ba3 by Moody’s:

Rating Agency	Company’s rating	Outlook/Watch
Moody’s(1)	Ba3	stable
Standard & Poor’s(2)	BB-	stable

(1)  Rated on July, 16, 2007.

(2) Rated on July, 13, 2007.

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

Estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for allowance for doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Inventory Valuation

We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. Obsolete items are provided or written off. If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater than their carrying amounts, we would be required to adjust our inventories accordingly.

Depreciation periods for property, plant and equipment

Depreciation periods of property, plant and equipment are based on estimated useful life of related assets. The adoption of depreciation periods requires judgment in determining appropriate estimated useful life over which the related assets will be utilized. In estimating useful life, we consider factors such as our historical experience and the industry, manufacturers’ estimates, anticipated use and our maintenance policies. As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment.

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

For goodwill, we perform a review for possible impairment of goodwill at least on an annual basis or more often if indicators of impairment are present at the reporting unit level. If the fair value of the reporting unit is less than the carrying amount of the reporting unit including goodwill and indefinite lived intangibles, we would then calculate the impairment loss as the excess of the carrying value of the goodwill over its implied fair value, which is to be recognized in a similar manner as the amount of goodwill is recognized in a business combination.

New and Recently Adopted Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 Accounting for Income Taxes. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 states that income taxes should not be accounted for under the provisions of SFAS No. 5, Accounting for Contingencies. The Company adopted FIN 48 at the beginning of the fiscal year 2007. Upon adoption, there was no an effect to retained earnings of the Company (Note 16).

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.  The Company adopted the provisions of SFAS No. 157 in the first quarter 2008 which had no material impact on its financial statements upon adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities —Including an amendment of FASB Statement No. 115.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007; however, early adoption is allowed.  The adoption of the provisions of SFAS No. 159 did not have an impact on the Company’s results of operations, financial position or cash flows.

In December 2007, the FASB issued FAS 141 (revised 2007), Business combinations – the replacement of FASB Statement No. 141, Business Combinations. This Statement amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired; and establishes disclosure requirements in relation to business combinations.  This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The effect that SFAS No. 141 (R) has on the accounting for future business combinations is dependant on future acquisitions.

In December 2007, the FASB issued FAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.  This Statement amends ARB 51 and provides guidance for accounting for changes in a parent’s ownership interest and deconsolidation of a subsidiary and disclosure requirements.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.  The Company is assessing the effect of FAS No. 160 implementation.

C.   Research and Development, Patents and Licenses, etc.

We invest significant financial and human resources in new product development, focusing on long-term strategic projects aimed at creating innovative products and technologies and new food categories.  Our research and development department focuses on new project development for all three of our business segments. It is located at Lianozovsky Dairy Plant and has more than 40 employees. For a more detailed discussion of new product development see “Item 4. Information on Our Company - B. Business Overview-New Product Development.”

D.   Trend Information

Markets

According to the Ministry of Economic Development of Russian Federation, the Russian economy continues to experience growth, with gross domestic product growing at rates of 8.1%, 7.4% and 6.4% in 2007, 2006 and 2005, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more fruit-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

Consumption of baby food continued to grow in 2007. We estimate that the Russian baby food market grew by 23% in value terms in 2007. This growth was driven by higher category penetration as a result of increasing purchasing power and shorter maternity leaves by new mothers.

Dairy Segment

In recent years, raw milk volumes decreased in Russia mainly due to livestock reduction. However, in 2006, the raw milk supply increased by 0.6% compared to 2005 and in 2007 the raw milk supply increased by 2.3% due to significant investments into farm development by major dairy producers, enhanced effectiveness of cattle-breeding methods, the application of modern technologies by Russian farms and the National Program of Agro-Industrial Development, a government sponsored initiative offering interest free loans for the development of agriculture and the creation of large farming enterprises and regional milk collection centers.

Although domestic raw milk production increased only by 2.3% in 2007, industry experts estimate that the Russian dairy market grew by 6.1% in terms of volume in 2007. The most significant growth was seen in UHT milk, dairy desserts and cheese.

In 2007, we experienced significant increases in the raw milk purchase price. The average weighted raw milk purchase price paid by us increased in ruble terms by approximately 14% in 2005, 7% in 2006 and 64.8% in 2007. The price increases were due, in part, to droughts in Australia and New Zealand, the world’s largest suppliers of dry powder milk, and due to an increase in demand for milk products in such densely populated countries as China, Indonesia, Algeria and a number of other countries in Asia and Africa. This unprecedented increase in the price of raw and dry milk adversely affected our dairy profit margin in 2007, and continued increases in raw milk prices could further reduce our profitability.

Our market leadership in the Russian dairy market depends on adaptation to a rapidly changing marketplace. The emergence of a middle class, not only in Moscow and a handful of large cities, but across the country is translating into greater health awareness and busier lifestyles. We expect dairy market to grow 5.0% in terms of volume in 2008 (based on our estimates and market statistics). Once challenging markets such as Siberia and the Urals are seeing rapid growth in consumer spending and will be a continued focus going forward. At the same time, emerging CIS markets are still several years behind Russia in terms of consumer market development but are enjoying higher rates of growth than Russia.

The regional structure of Russia’s dairy market continued to shift in 2007, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Central Region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2008.

A focus on core dairy brands is essential going forward. We were the tenth largest television advertiser in Russia in 2007. As advertising rates continue to rise above inflation, our marketing efforts will aim to be more effective and targeted, conveying key values of health and wellness.

Beverages Segment

At the end of 2006, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. We had substantial price increases for juice concentrate and other materials during the latter half of 2007 (e.g. apple juice concentrate which is included in the majority of our recipes), at the same time the average selling price in ruble terms increased 16.4% in 2007. This allowed us to offset input costs and improve gross margins.

In 2005, in order to increase our presence in the regions through engaging lower-middle income consumers, we successfully re-launched the “Lovely Garden” brand. We sponsored and promoted the brand through television commercial and print advertisements in 2005 and 2006, which resulted in steady sales growth of the “Lovely Garden” juices and nectars. Although we expect further growth of juice sales in the lower-middle segment, we believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower priced products, which have a negative effect on our gross margin. For the Central region of Russia where incomes are higher, we are focusing our efforts on providing beverage products in the upper-middle and premium segments. Thus, in 2007 we witnessed an over 30% sales increase of J-7, our flagship upper-middle brand. We expect Russian juice, nectars and still drinks market to grow 8.0% in volume terms in 2008 (based on our estimates and market statistics).

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

The baby food market is currently relatively fragmented and new players, foreign and domestic, are entering the market. We expect the market to consolidate, and we believe that we are well positioned to benefit from consolidation. Expansion into regional markets will require increased marketing and sales expenditure as well as increased transportation costs. We continue to review options for expanding our baby food production capacity in terms of volume and type of production as well as geographic location. We expect Russian baby food market to grow 12.0% in terms of volume in 2008 (based on our estimates and market statistics).

E.   Off-balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2007:

	Payments due by periods At December 31, 2007
Contractual Obligations	Total	Less than 1 year		1- 3 years		4- 5 years	After 5 years
	In thousands of U.S. Dollars
Notes payable	$405,922		$300,000		$105,922		$—
Vendor financing obligations	$33,103		$15,731		$16,316	$1,056	—
Long-term loans	$41,086		$6,455		$17,924	$16,707	—
Short-term loans	$98,819		$98,819		$—	$—	—
Purchase obligations	$66,365		$66,365		$—	$—	—
Estimated interest expense	$54,476	$		$			$—
Total	$661,771		$487,370		$140,162	$17,763	—

For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Item 6.      Directors, Senior Management and Employees

A.                Directors and Senior Management

Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director
Guy de Selliers(2)	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Igor V. Kostikov	1958	Director
Michael A. O’Neill	1945	Director
Alexander S. Orlov(1)	1948	Director
Earnest Linwood Tipton(2)	1934	Director
Jacques Vincent	1946	Director
Evgeny G. Yasin	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Tony D. Maher	1956	Chief Executive Officer, Chairman of the Management Board
Dmitry V. Ivanov	1967	Chief Financial Officer
Natalia K. Turkulets	1966	Head of Personnel Department
Marina G. Kagan	1968	Head of Public Affairs, Management Board Member
Gennady K. Krainov	1951	Director of Information, analysis and Control Department, Management Board Member
Oleg E. Kuzmin	1969	Group VP Operations, Management Board Member
Silviu Popovici	1968	Head of Beverages Business Unit, Management Board Member
Grant Winterton	1970	Group VP Sales, Management Board Member
Gary Sobel	1967	Group VP Marketing and Innovation

(1)          Party to the Amended and Restated Partnership and Cooperation Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

(2)          Member of the Audit Committee.

David Iakobachvili has served as Chairman of our Board of Directors since May 2001. He also serves on the board of directors of a number of businesses that he founded and developed into large agricultural, real estate, mining and entertainment holdings, namely RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Eisk Port Elevator OJSC, Coal mine Kolmogorovskaya-2 LLC and Metelitsa-Club CJSC. He also serves as the director of Airport Financial Services Limited, a company that provides financial services. Mr. Iakobachvili also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann Ukraine OJSC, Bishkeksut OJSC, Timashevsk Dairy Plant OJSC, Wimm-Bill-Dann Beverages OJSC and Gulkevichi Creamery CJSC. He is the Chairman of the Board of directors of RusBrand non-profit partnership; the Chairman of Committee, member of the Presidium Office and the Vice-President of the Russian Union of Industrialists and Entrepreneurs. In addition, he plays an active role in the Russian Chamber of Commerce and Industry, the National Corporate Governance Council, the Russian-American Business Council, the Russo-British Chamber of Commerce, the Senate of Economic Advisers of the European Democracy Forum, the World Economic Forum and Monaco World Summit.

Sergei A. Plastinin has served as a member of our Board of Directors since May 2001. He served as the Chairman of the Management Board, which is the chief executive officer position, from 2001 to April 2006. Mr. Plastinin is also a founder and the chief executive officer of a number of businesses in the agricultural, real estate and fashion industries, including, among others, Taly Enterprises Limited and Lendero Limited. Mr. Plastinin also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann Beverages OJSC, Timashevsk Dairy Plant OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkekesut OJSC, Karasuk CJSC and Gulkevichi Creamery CJSC.

Guy de Selliers has served as an independent member of our Board of Directors since December 2001. Currently, Mr. de Selliers serves as a member of the board of directors and a Chairman of the Audit Committee at Norilsk Nickel OJSC and a member of the board of directors of furniture manufacturer Shatura OJSC and Allied Resources Inc. He is also a director and member of the Audit Committee of Solvay S.A., a global group of pharmaceutical and chemical companies. Mr. de Selliers is also the Chairman of Apprion Group Ltd, HB Advisers (UK) and Partners in Hope. During 2004 and 2005, Mr. de Selliers was a member of the international supervisory board at Fortis Group, an international financial services provider and, from 2001 to 2003, he acted as Chairman of Leader Capital equity fund. During 1998 to 2000, he headed up the European business of Fleming Investment Bank. Mr. de Selliers served as chief executive officer of MC BBL investment bank from 1997 to 1998. He was also a Deputy Vice President of EBRD from 1991 to 1997. He received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain.

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

Igor V. Kostikov has served as an independent member of our Board of Directors since June 2007. Between 1992 and 1993, he served as a managing director at UK-based Friends Providence Asset Management. Mr. Kostikov serves as the chairman of the management board of the Institute of Stock market and Governance, as the general director of Almaz-Antey Infinity, general director of Institute of World’s Economic and International Relations and general director of InvestKom Finance. Between 1999 and 2000, Mr. Kostikov was Deputy Chairman of the Finance Committee in the St Petersburg City Administration. From 2000 to 2004, Mr. Kostikov served as Chairman of the Federal Commission of the Securities Market. He is one of the authors of the Russian Corporate Governance Code. Since 2005, Mr. Kostikov has been a professor at the Moscow State University Business School, Doctor of Economics with a focus on world economy and finance and credit. Since 2006, Mr. Kostikov has served as CEO of Almaz Antei Thomson Broadcast. He actively participates in the work of international organizations, including the OECD, EES, IBRD and EBRD, among others. Mr. Kostikov is a graduate of the economics department of Leningrad State University.

Michael A. O’Neill has served as an independent member of our Board of Directors since December 2001. Currently, Mr. O’Neil serves as chief executive officer of Coca-Cola Icecek in Turkey. He also serves on the board of directors of Efes Breweries International. From 1989 to 2000, Mr. O’Neill held various executive positions within the Coca-Cola Company. He received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967.

Alexander S. Orlov has served as a member of our Board of Directors since May 2001. Mr. Orlov serves on the board of directors of Non-commercial partnership Benelux Residence. He also serves on the board of directors of our subsidiary: Wimm-Bill-Dann Ukraine OJSC. From 1992 and 1997, he was director of the dairy department and the general director of the Moscow Baby Food Plant. From 1997 to 1998, he was general director of the Lianozovsky Dairy Plant. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Dairy Industry in 1975.

Earnest Linwood Tipton has served as an independent member of our Board of Directors since May 2002. He has held various posts at the U.S. International Dairy Food Association (IDFA) and its organizations for over 35 years, culminating with his appointment to president and chief executive officer in 1983. Prior to joining IDFA, Mr. Tipton worked as an economist for a milk producers’ cooperative and as a dairy economic consultant. He also served as an officer in the U.S. Army Finance Corp. and holds Bachelor’s and Master’s degrees from the University of Missouri.

Jacques Vincent has served as a member of our Board of Directors since June
2007. Mr. Vincent also serves as Vice-Chairman of Groupe Danone, a member of the Board of Directors of Syngenta (Switzerland) and Yakult Honsa Co. Ltd. (Japan), and as Chairman of the Board of Directors of Ecole Normale Superieure (Lyon).  Mr. Vincent was appointed Advisor to the Chairman of Groupe Danone as of January 08. Prior to this, he had been Vice Chairman and Chief Operating Officer of Groupe Danone since 1998. Having spent most of his career with Groupe Danone, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. He holds an engineering degree from Ecole Centrale de Paris, a Master of Science degree from Stanford University and a degree in economics.

Evgeny G. Yasin has served as an independent member of our Board of Directors since December 2001. He has been a professor of the State University—High School of Economics since July 1998. Mr. Yasin also serves on the board of directors in a number of businesses, namely Seversta’l—Auto, Otkrytie Investitsii OJSC, Echo of Moscow CJSC and Insurance Group Alfainsurance. He also serves as the president of non-governmental fund Expert Institute. From 1994 to 1998, Mr. Yasin was Russia’s Minister of the Economy. He graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics.

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

Tony D. Maher has served as our Chief Executive Officer and Chairman of the Management Board since April 2006. Prior to joining Wimm-Bill-Dann, he served as chairman of the board of directors of Multon, a Russian juice company. He also held a variety of senior positions in Western, Central and Eastern European markets within the Coca-Cola group of companies, including Region Managing Director for Coca-Cola HBC, one of the largest bottlers of non-alcoholic beverages in Europe.

Dmitry V. Ivanov has served as our Chief Financial Officer since May 2008. Mr Ivanov has 17 years of financial experience in leading Russian and international companies. He most recently served as Chief Financial Officer at Sitronics, a publicly listed company within the AFK Sistema group, where he was responsible for capital market transactions, coprorate financial strategy and all financial processes, including annual budgeting and forecasting, cash management and treasury functions. Mr Ivanov was born in St Petersburg, Russia and has worked in a variety of senior finance roles within the AFK Sistema group, Multon, Creditanstalt Investment Bank and Small Enterprise Assistance Funds. He graduated from the St Petersburg Shipbuilding University in 1991 and the same year received a Certificate in Accounting from the St Petersburg University of Economics. He holds an MBA from Vlerick Leuven Gent Management School.

Natalia K. Turkulets has served as our Head of Personnel Department since May 2008. Prior to joining Wimm-Bill-Dann, between 2003 and 2008, Natalia served as Head of HR for Salym Petroleum Development N.V. (Shell JV). From 1996 to 2003 Ms Turkulets served in a variety of senior HR roles at ConocoPhillips, a US-based oil company. Natalia Turkulets graduated in mathematics from Patrice Lumumba University in 1990. She subsequently received a PhD in Social Science and interpreting.

Marina G. Kagan has served as our Head of Public Affairs and a member of the Management Board since May 2004. From 1991 to 1998, Ms. Kagan worked for BBC radio and TV, and served as a Moscow correspondent for the BBC World Service from 1995 to 1998. She joined Gavin Anderson & Co, an international investor and public relations consultancy in 1998, where she served on the Board of Directors until 2001. From 2001 to 2004, Ms. Kagan worked as a partner at Shared Value, a London-based international financial public relations and investor relations firm. Ms. Kagan graduated from Westminster University in London, England.

Gennady K. Krainov has served as our Head of Information, Analysis and Control Department since December 2003 and as a member of the Management Board since June 2005. From 1975 until 2003, Mr. Krainov held managerial positions within national security bodies and at the tax police. He also worked for the Russian External Trade Ministry and Chamber of Commerce and Industry. Mr. Krainov graduated from the Moscow Geology Institute and the Higher School of Committee for State Security, where he received a legal degree.

Oleg E. Kuzmin has served as Group Vice-President Operations since March 2008 and as a member of the Management Board since 2005. Mr. Kuzmin served as our Head of Dairy Business Unit since August 2004 Mr. Kuzmin serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann Ukraine OJSC, Tuimazy Dairy Plant OJSC, Bishkeksut OJSC, Karasuk CJSC. He also serves as chief executive officer of our subsidiaries Wimm-Bill-Dann OJSC and Moscow Baby Food Plant OJSC. Mr. Kuzmin has been employed by Wimm-Bill-Dann since 1995. From September 2003 to August 2004, he was head of operations of the dairy business unit. Prior to that, he served in various managerial positions, including head of the cheese project, director of the Nizhny Novgorod Dairy Plant, strategy director of the Lianozovsky Dairy Plant and marketing director of Wimm-Bill-Dann’s Trading Company. Mr. Kuzmin graduated from Moscow State Bauman Technical University and Moscow State University. He also received an MBA from the Academy of the National Economy of the Government of the Russian Federation.

Silviu Popovici has served as our Head of Beverages Business Unit since September 2006 and as a member of the Management Board since May 2007. Mr. Popovici has extensive experience in sales, marketing, operations and general management with Bristol-Myers Squibb and Coca-Cola in Romania, Russia and Ukraine. In the two and a half years before he joined the company, Mr. Popovici worked as country manager for Coca-Cola HBC Ukraine. He has a degree in physics from the University of Bucharest and is currently completing an MBA at the London Business School in the UK.

Grant Winterton has served as our Group Vice-President Sales since March 2008 and as a member of the Management Board since May 2007. Mr. Winterton served as our Group Head of Marketing and Innovations from November 2006 to February 2008. He has extensive experience in marketing and sales with multinational companies, including Wella Haircare, Campbell Soup Company (Arnotts Snacking) and Coca-Cola in Australia, Russia, Ukraine, Belarus and China. He also has dairy industry experience with three years in both the milk and soft dairy divisions of National Dairies, Australia’s largest dairy producer. Over the course of 14 years before joining Wimm-Bill-Dann, Mr. Winterton worked in a variety of senior marketing, sales and managerial positions in these fast-moving consumer goods companies. Mr. Winterton holds a Bachelor of Commerce degree from the University of New South Wales, Australia, where he graduated with a double major in marketing and finance.

Gary Sobel has served as our Group Vice-President Marketing since March 2008. From March 2007 to March 2008 Mr. Sobel served as our Head of Baby Food Business Unit. Mr. Sobel began his career at Procter and Gamble, where over 13 years he worked in various positions in Canada, the United States, the United Kingdom and Russia. His experience included working in Procter & Gamble’s Wal*Mart Customer Team, as well as heading up In-store Marketing and New Product Performance for their Baby Care Division. He headed

Dirol Cadbury (a division of Cadbury Schweppes) in Russia. Mr. Sobel graduated from Concordia University (Montreal, Canada) with honors and received a B.A. in Business Administration, as well as an MBA from the University of Western Ontario (Canada).

All of our directors were elected on June 27, 2007 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders’ meeting, which will take place on June 27, 2008.

B.   Compensation of Directors and Senior Management

In 2007, the aggregate amount of compensation to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $10.4 million. In 2006 the Company entered into a share-based award agreement with some of its executives. Commencing April 2007 Stock Appreciation Rights incentive program linked to ADS has been approved for wider senior management. See Note 22 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2007.

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

Management Board

The composition of our Management Board, which consists of our executive officers, is determined by the Board of Directors and consists of six members: Tony D. Maher, Marina

G. Kagan, Oleg E. Kuzmin, Grant Winterton, Silviu Popovici and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

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

Board of Directors Committees

Audit Committee

The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is currently comprised of three independent directors, G. de Selliers, E. Linwood Tipton and I. Kostikov. Our Board of Directors has determined that G. de Selliers is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Investment and Strategic Planning Committee

The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. O’Neill, an independent director who serves as the Committee Chairman, S. Plastinin, M. Dubinin and. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions and strategic planning.

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

Corporate Governance Committee

The Corporate Governance Committee of our Board of Directors was formed on June 1, 2007 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of D. Iakobachvili, a Chairman of the Board of Directors who serves as Committee Chairman, E. Yasin and M. O’Neill. According to the bylaws, the Corporate Governance Committee is tasked to assist to the Board of Directors in implementing its functions in the following areas:

•	compliance with the principles of corporate governance;

•	development of the principles of corporate governance;

•	evaluation of the independence of the members of the Board of Directors;

•	anticipating, avoiding and solving in case of necessity the conflicts of interests between the Company and the
Management Board, the Board of Directors and shareholders;

•	determination of the best ways of interaction of the Board of Directors and /or its members with officials and employees

According to the bylaws, the Corporate Governance Committee shall meet not less than once during each fiscal quarter.

Company Committees

Disclosure Committee

Our Disclosure Committee was formed on March 24, 2003 by the order of the Chairman of our Management Board. It is currently composed of our Chief Financial Officer, Head of Public Affairs, Head of the Legal Department, Head of the Treasury, Head of Internal Audit, VP Operations, Head of the Beverages Unit, Financial Director of the Beverages Unit, VP Sales and Head of the Reporting, Budgeting and Analysis Department. The Committee’s activities are coordinated by the senior investor relations manager.

The Disclosure Committee functions pursuant to bylaws and meets as determined by the Committee. It is directly supervised by and reports to the Chairman of the Management Board and Chief Financial Officer.

According to its bylaws, the Disclosure Committee is tasked with:

•                           overseeing the collecting, evaluating and reporting of information relating to our disclosure obligations;

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

Audit Commission (for financial reporting under Russian law)

The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has ten members: I.N. Ieshkina, L.M. Gavrilenko, V.V. Dzhemelinskaya, A.A. Davidyuk, T.A. Nazarova, G.S. Sergeev, A.D. Popov, E.A.Kozlova, M.A. Zavalina and G.P. Kusyakin. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders’ meeting, which will take place in June, 2008.

Corporate Governance

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website http://www.wbd.com/page_pid_518.aspx

D.   Employees

In 2007, we had an average of 19,796 employees within Russia and the other countries of the CIS, including 11,076 production employees, 5,712 marketing, sales and distribution employees and 3,008 general and administrative employees. We do not employ a significant number of part-time employees. In 2006 and 2007, we experienced a higher level of departures due to headcount optimization. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31st	Production	Marketing Sales and Distribution	General and Administrative	Percent Change over Prior Year
2007	11,076	5,712	3,008	2%
2006 (1)	10,811	5,355	3,159	2	%(2)
2005	9,766	5,713	3,478	7%

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

Our personnel enjoy a relatively high level of social benefits. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in professional and management education programs. Starting in 1998, leading managers of our subsidiaries have been involved in programs to upgrade their professional skills through a program of the Russian government. We seek to maintain effective management teams at our plants by recruiting qualified new employees, as well as through customized retraining programs and on-site training in our leading plants. Programs for training personnel have been developed and implemented at all our regional plants as well as sales offices and managing company. In addition, in 2005, we created a corporate university to educate and train our personnel, create an internal management pool and provide an opportunity for employees to share their knowledge and experience as well as an opportunity to advance their careers. In 2006, we also initiated various HR projects in the Compensation & Benefits domain.  In 2006 we commenced Key Performance Indicators (KPI) system implementation across all business units and introduced individual development plans for top 500 employees. All our employees now have variable salaries linked to performance. Their progress is monitored through semi-annual performance review. In 2007 we introduced a long-term incentive program for our top executives based on SARs.

E.   Share Ownership

Each ADS (GDS) is the economic equivalent of one share of our common stock.

The aggregate beneficial interest of our directors, senior management and employees as of June 24, 2008 was as follows:

Number of Shares of Common Stock	Number of GDSs		% Capital Stock Outstanding
17,073,249	2,686,182	*	44.91

* Mr. Iakobachvili converted his GDRs in the amount of 803,783 into ADSs.

For further description of the individual interest of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.     Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of June 24, 2008:

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding	Number of ADSs/GDSs Owned		Percentage of Shares Outstanding	Total Number of Shares Owned (Shares + ADSs/GDSs)	Total Percentage of Shares Outstanding (Shares + ADSs/GDSs)
Gavril A. Yushvaev(1)(2)	7,590,880	17.25%	1,038,638		2.36%	8,629,518	19.61%
Sergei A. Plastinin(1)(2)(3)	2,333,604	5.30%	284,809		0.65%	2,618,413	5.95%
David Iakobachvili(1)(2)	3,754,802	8.53%	803,783	*	1.83%	4,558,585	10.36%
Mikhail V. Dubinin(1)(2)	1,809,260	4.11%	264,112		0.60%	2,073,372	4.71%
I.M. Arteks Holdings Limited	183,639	0.42%	—		—	183,639	0.42%
Alexander S. Orlov(1)(2)	1,201,064	2.73%	172,662		0.39%	1,373,726	3.12%
Mikhail I. Vishnyakov(2)	200,000	0.45%	100,000		0.23%	300,000	0.68%
Viktor E. Evdokimov(2)	0.00	0.00%	22,178		0.05%	22,178	0.05%
Other holders of ordinary shares	9,331,851	21.21%	—		—	9,331,851	21.21%
Holders of American Shares(4)	—	—	14,908,718		33.88%	14,908,718	33.88%
Total	26,405,100	60.0116%	17,594,900		39.9884%	44,000,000	100.00%

(1)             Member of our Board of Directors.

(2)             Party to the Amended and Restated Partnership and Cooperation Agreement.

(3)             This figure contains 0.5% of shares owned by Lendero Ltd. controlled by Sergei A. Plastinin.

(4)             Best to our knowledge, Groupe Danone, together with its subsidiaries, holds a 18.4% stake in Wimm-Bill-Dann Foods OJSC.

* Mr. Iakobachvili converted his GDRs in the amount of 803,783 into ADSs.

As of June 24, 2008, we had 44,000,000 shares of common stock outstanding. The total number of ADSs outstanding was 15,712,501 representing underlying ownership of 15,712,501 shares, or 35.71% of our outstanding shares. The total number of GDSs outstanding was 1,882,399 representing underlying ownership of 1,882,399  shares, or 4.2787% of our outstanding shares.The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights. According to Capital Bridge Analytics we have 34 record holders in the U.S., holding ADSs and/or shares comprising at least 0.034% of our total outstanding share capital.

Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

During 2007 and 2008 our shareholders entered into several transactions thus changing their shareholdings as follows: Mr. Iakobachvili increased his shareholding on 0.22% from 10.14% to 10.36%; Mr. Plastinin decreased his shareholding on 3.13% from 8.58% to 5.45% (including transactions with shares owned by Lendero controlled by Mr. Plastinin); Mr. Orlov increased his shareholding on 0.1% from 3.02% to 3.12%; Mr. Dubinin decreased his shareholding on 0.21% from 4.92% to 4.71%; Mr. Yushvaev increased his shareholding on 0.16% from 19.45% to 19.61%; Mr. Vishnyakov decreased his shareholding on 0.32% from 1% to 0.68%.

See “Item 3. Key Information-D. Risk Factors-We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

B.   Related Party Transactions

See Note 23 (Related Parties) to the Consolidated Financial Statements included elsewhere in this document.

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

During the period 2004 to March 31, 2005, certain subsidiaries of WBD Foods benefited from small enterprise tax legislation. If we had not taken advantage of this benefit, our tax expenses would have increased by approximately $1.7 million during this period. None of our subsidiaries currently takes advantage of the small enterprise tax benefits.  However, our prior use of this benefit in the past has been challenged by the tax authorities and the tax authorities may continue to retroactively challenge these previous tax benefits enjoyed by our subsidiaries and seek to recover the full amount of tax savings plus penalties. Such challenges, if successful, could materially adversely affect our results of operations.

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

In June 2007, the Annual General Meeting of Shareholders approved payment of dividends, recommended by the board, for the full year 2006 in the amount of RUR 3.18 (approximately $0.12) per share. The preceding dividends have, in each case, been paid to shareholders.

B.   Significant Changes

On January 31, 2008, the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Surgut City Dairy Plant OJSC, Ochakovo Dairy Plant OJSC, Anna milk CJSC, Angarsky Dairy Plant OJSC, Obninsk Dairy Plant OJSC.

In March and April 2008, WBD Foods issued Russian interest-bearing, non-convertible, paid to the bearer bonds series 03 with nominal value 1,000 rubles per bond in the aggregate amount of 5.0 million bonds, repayable on the 1820th day from the date of issuance. The coupon rate of the bonds was determined according to the decision of the Board of Directors on the tender and constitutes 9.3% annually.

On April 25, 2008, we entered into a syndicate loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which mandated lead arrangers and syndicate lent to us a principal amount of $250 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

Item 9.     Offer and Listing Details

(Only items 9.A.4 and 9.C are applicable.)

A.   Market Price Information

The following table sets forth the monthly high and low market closing prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market closing prices per ADS for each quarter of 2006 and 2007 and the first quarter of 2008; and the annual high and low market closing prices per ADS during 2003, 2004, 2005, 2006 and 2007. Also set forth are the high and low market closing prices for shares of our common stock on the RTS.

	Shares of Common Stock High	Shares of Common Stock Low	ADS High	ADS Low
May 2008	$83.41	$75.84	$138.85	$119.07
April 2008	$83.07	$73.45	$130.94	$104.58
March 2008	$80.20	$69.83	$105.91	$90.00
February 2008	$85.44	$80.56	$123.74	$105.26
January 2008	$92.79	$81.96	$144.40	$108.01
December 2007	$88.88	$81.90	$134.93	$108.87
First Quarter 2008	$92.79	$69.83	$144.40	$90.00
Fourth Quarter 2007	$85.89	$77.34	$134.93	$102.50
Third Quarter 2007	$88.28	$66.98	$117.31	$84.83
Second Quarter 2007	$69.16	$60.08	$104.01	$76.70
First Quarter 2007	$67.02	$49.13	$79.86	$56.49
Fourth Quarter 2006	$56.24	$37.75	$66.59	$41.20
Third Quarter 2006	$40.11	$27.77	$47.85	$36.55
Second Quarter 2006	$36.93	$25.20	$39.50	$27.90
First Quarter 2006	$26.80	$20.50	$28.36	$22.60
2007	$88.88	$49.13	$134.93	$56.49
2006	$56.24	$25.20	$66.59	$22.60
2005	$19.25	$15.50	$24.10	$14.42
2004	$18.28	$12.85	$19.98	$12.49
2003	$20.45	$17.48	$21.90	$15.62

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

Charter Capital Decrease; Share Buy-Backs

The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company or approximately $4,250. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, early termination or discharge of relevant obligations by us, as well as compensation for damages.

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

Loan Agreement relating to the Loan Participation Notes and Guarantees

On April 25, 2008, we entered into a syndicated loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which mandated lead arrangers and syndicate lent to us a principal amount of $250 million on May 08, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

The above-mentioned loan is unconditionally and irrevocably guaranteed by Wimm-Bill-Dann and Wimm-Bill-Dann Beverages pursuant to guarantees dated April 25, 2008 entered into with ING Bank N.V. as the agent.

Both the loan agreement and the guarantees are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividends or other payments affecting our subsidiaries and maintenance of certain ratios. In the guarantees Wimm-Bill-Dann and Wimm-Bill-Dann Beverages agreed to similar covenants.

Ruble Bonds

On December 21, 2005, we issued five-year, 3.0 million non-convertible ruble denominated notes at a face value of 1,000 rubles each. The issue raised a total of approximately $104.2 million at the exchange rate as of December 31, 2005. The notes are redeemable by us on December 15, 2010. The issue was priced at par with a coupon of 9% payable semi-annually.

In March and April 2008, WBD Foods issued Russian interest-bearing, non-convertible, paid to the bearer bonds series 03 with nominal value 1,000 rubles per bond in the aggregate amount of 5.0 million bonds, repayable on the 1820th day from the date of issuance. The coupon rate of the bonds was determined by the Board of Directors on the basis of a tender and constitutes 9.3% annually.

Tetra Pak Agreements

On January 1, 2008, Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant) entered into a supply agreement to purchase packages for our milk and juice products from Tetra Pak CJSC. The contract terminates on December 31, 2008. The total amount of our contracted purchases is estimated at approximately €140.0 million, excluding VAT.

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

•       a party to the agreement;

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

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2007, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could result for investors who are “United States persons” as defined in the Code.

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

Currently, the Russian government is in the process of amending the Russian Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Part 1 also specifies all the taxes that can be imposed by federal and local authorities. Further, on January 1, 2001, Part 2 of the Tax Code went into effect, providing a description of the most significant taxes, and several additional chapters of the Tax Code as well as significant amendments became effective during the subsequent years.

Taxation of Dividends

Dividends payable to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities (including U.S. corporations, partnerships or other entities) and for individuals. This tax may be reduced to 5% or 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company’s outstanding shares. See “—United States-Russia Income Tax Treaty Procedures.”

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

However, sales or other dispositions of ADSs or common stock by a U.S. holder that is a legal entity to Russian residents or persons other than Russian residents who conduct a business in Russia through a permanent establishment or are tax registered in Russia based on other grounds may be subject to Russian income or withholding taxes. Specifically, the purchaser may be required to withhold 20% of the purchase price (or 24% of the gain if the seller can confirm the cost basis of the security in accordance with Russian rules) if more than 50% of our assets consist of immovable property located in Russia. Regardless of the residence of the purchaser, a U.S. holder that is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

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

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2007, we had debt amounting to $578.9 million, which comprised variable-rate borrowings of $86.7 million and fixed-rate borrowings of $492.2 million. See also “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2007 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2007
	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value	Interest rates at December 31, 2007
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Rubles	$86,734	$—	$—	$—	$—	$86,734	$86,734	7.57%
Total variable rate debt		$86,734	$—	$—	$—	$—	$86,734	$86,734	7.57%

(1)           Our variable rate loans are linked to Mosprime rate

	Expected Maturity Date as of December 31, 2007
	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value	Interest rates at December 31, 2007
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	$17,605	$5,607	$9,095	$5,527	$10,101	$47,935	$41,228	5.17%
	U.S. dollars	8,913	5,248	968	176		15,305	15,305	4.47%
	Euro	7,753	8,422	4,900	1,650	309	23,034	23,034	5.26%
Fixed-rate Notes	U.S. dollars	300,000	—	—	—	—	300,000	300,000	8.0%
	Rubles	—	—	105,922	—	—	105,922	108,836	9.0%
Total fixed rate debt		$334,271	$19,277	$120,885	$7,353	$10,410	$492,196	$488,403	7.7%

 During 2007, our fixed rate debt increased to $492.2 million and our variable rate debt increased to $86.7 million as a result of our incurrence of additional short-term and long-term debt. See Notes 13, 14 and 15 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2006 by maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value	Interest rates at December 31, 2006
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Rubles	$83,753	$—	$—	$—	$—	$83,753	$83,753	7.83%
Total variable rate debt		$83,753	$—	$—	$—	$—	$83,753	$83,753	7.83%

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value	Interest rates at December 31, 2006
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	$43,276	$5,306	$5,117	$7,941	$6,149	$67,789	$67,789	7.54%
	U.S. dollars	8,129	6,254	5,243	962	155	21,013	21,013	4.11%
	Euro	8,112	5,238	4,384	2,611	1,357	21,702	21,702	5.4%
Fixed-rate Notes	U.S. dollars	—	150,000	—	—	—	150,000	150,000	8.5%
	Rubles	—	—	—	98,742	—	98,742	98,742	9.0%
Total fixed rate debt		$59,517	$167,068	$14,744	$110,256	$7,661	$359,246	$359,246	8.1%

Our fixed rate debt increased by $41.1 to $359.2 million and our variable rate debt increased by $30.24 to $83.6 million as a result of our incurrence of additional short-term and long-term debt. See Notes 13, 14 and 15 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

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

As of December 31, 2007, our U.S. dollar debt position amounted to $315.3 million and our euro debt position amounted to $23.0 million, compared to a U.S. dollar debt position of $171.0 million and euro debt position of $21.7 million as of December 31, 2006.

	Expected Maturity Date as of December 31, 2007
	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$104,339	$5,607	$115,017	$5,527	$10,101	$240,591	$236,798
	U.S. dollars	308,913	5,248	968	176	0	315,305	315,305
	Euro	7,753	8,422	4,900	1,650	309	23,034	23,034
Total debt		$421,005	$19,277	$120,885	$7,353	$10,410	$578,930	$575,137

	Expected Maturity Date as of December 31, 2006
	Currency	2007	2008	2009	2010	2011 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$127,029	$5,306	$5,117	$106,683	$6,149	$250,284	$250,284
	U.S. dollars	8,129	156,524	5,243	962	155	171,013	171,013
	Euro	8,112	5238	4,384	2,611	1,357	21,702	21,702
Total debt		$143,270	$167,068	$14,744	$110,256	$7,661	$442,999	$442,999

 During 2007, the Russian ruble appreciated against the U.S. dollar and the euro. We incurred a currency remeasurement gain of $18.1 million, which was comprised of gains and losses from euro- and U.S. dollar denominated obligations, respectively, as well as remeasurement gains from our U.S. dollar-denominated notes. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2007, which appreciated by 6.7% against the December 31, 2006 exchange rate resulting in a currency remeasurement gain.

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

We believe that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheet approximate their fair values due to the short maturity of those instruments.

See also “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Inflation.”

Item 12.     Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a) Disclosure Controls and Procedures.

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding its required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

As described below, a material weakness was identified in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  As a result of the material weakness, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act.

Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 in accordance with the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.”

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2007, management concluded that the following material weakness in our internal control over financial reporting existed:

Our financial statement closing process, including transformation of our statutory financial statements into U.S. GAAP consolidated financial statements, contains deficiencies severe enough that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

Similar to our assessment at December 31, 2006, the material weakness results from the fact that there is no comprehensive accounting system in place to support the consolidation of our financial statements and the transformation of the statutory financial statements of our subsidiaries into U.S. GAAP. We also have not retained sufficient accounting personnel with the appropriate level of U.S. GAAP knowledge and experience to ensure the timeliness and accuracy of both the interim and annual financial statement closing processes. In addition, certain controls designed to ensure the completeness and accuracy of information communicated within the Company on a timely basis did not operate effectively.

Because of the existence of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2007.

 The Company’s independent registered public accountants, Ernst & Young LLC, audited the consolidated financial statements included in this Annual Report on Form 20-F The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLC as stated in their reporting appearing below, which expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

(c)  Discussion of Remediation Activities

We have implemented and continue to implement measures designed to remediate the material weakness and, in the short term, to mitigate the potential adverse effects of this material weakness.  We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC.

Actions taken and planned to be taken by management to improve the internal control over financial reporting include hiring of additional senior level accounting personnel for our US GAAP department, improvement of the quarterly financial documentation provided to our US GAAP department by each of our consolidated subsidiaries and operating facilities, enhancement of internal guidelines of the statutory and U.S. GAAP financial statements closing process, including individual procedures and controls, and other procedures, to improve the interim and annual financial statement closing process.

(d) Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wimm-Bill-Dann Foods OJSC

We have audited Wimm-Bill-Dann Foods OJSC’s (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wimm-Bill-Dann Foods OJSC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

U.S. GAAP Financial Statement Close Process

The Company has both design and operating deficiencies in the controls related to its U.S. GAAP financial statement close process, including transformation of the statutory financial statements into U.S. GAAP, which, in the aggregate, constitutes a material weakness.  The Company did not have sufficient and skilled accounting and finance personnel necessary to timely, consistently and appropriately identify, capture and analyze financially significant information to close the Company’s books under U.S. GAAP.  Also, the Company did not have in place a comprehensive accounting system for U.S. GAAP reporting purposes which ensures effective controls over the completeness and accuracy of its external reporting in accordance with U.S. GAAP.   This material weakness resulted in adjustments to several of the Company’s significant accounts and disclosures arising from the recording of non-routine transactions and affecting fixed assets, intangibles assets, capital lease obligations, and certain routine transactions including depreciation and interest expense.  While this material weakness did not result in individually material adjustments to the Company’s consolidated financial statements, given the deficiencies identified in the financial statement close process, there is a reasonable possibility that a material misstatement of the Company’s consolidated financial statements will not be prevented or detected on a timely basis.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated June 25, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Wimm-Bill-Dann Foods OJSC has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

/s/ ERNST & YOUNG LLC

Moscow, Russia

June 25, 2008

(e) Changes in Internal Control Over Financial Reporting.

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Other than the matters described in this Item 15, there have not been any changes in internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Management believes the measures they are taking to remediate the material weakness will continue to have an impact on our internal control over financial reporting in future periods.

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

Item 16C.   Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2007 and 2006, respectively, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2007 and 2006, respectively.

	Year ended December 31,
	2007	2006
	(in U.S. dollars)
Audit Fees	$1,440,000	$1,013,096
Audit-Related Fees	147,000	—
All Other Fees	—	80,423
Total	$1,587,000	$1,093,519

No fees in respect of tax compliance, tax advice or tax planning were paid by us to Ernst & Young during the years ended December 31, 2007 and 2006.

Audit Fees

Audit services consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2007 and 2006, the Russian statutory audit of stand-alone financial statements prepared in accordance with Russian accounting principles of Wimm-Bill-Dann Foods OJSC as of and for the years ended December 31, 2007 and 2006, reviews of the consolidated condensed financial statements for the three months ended March 31, 2007 and 2006, the six months ended June 30, 2007 and 2006 and the nine months ended September 30, 2007 and 2006 and services performed by our external auditors in connection with our Audit Committee meetings and related communications, as well as with their review of this annual report on Form 20-F.

Audit-related Fees

Audit-related services for the year ended December 31, 2007 consisted of services performed by our external auditors in connection with the issuance of a eurobonds and review of prospectus for ruble bonds.

Other Fees

Other services for the years ended December 31, 2007 and 2006 mainly consisted of advisory services regarding compliance with the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services for the fiscal years ended December 31, 2007 and 2006.

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

1.5

Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved May 30, 2006 is incorporated herein by reference to Exhibit 1.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F.

1.6

Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved July 14, 2006 is incorporated herein by reference to Exhibit 1.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F.

1.7

Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved October 23, 2006 is incorporated herein by reference to Exhibit 1.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F.

1.8

Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved December 15, 2006 is incorporated herein by reference to Exhibit 1.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F.

1.9	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved July 30, 2007

1.10	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved September 03, 2007

1.11	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved December 17, 2007

1.12	Amendment to the charter of Wimm-Bill-Dann Foods OJSC (English Translation), approved March 24, 2008

2.1

Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADSs is incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.

4.1

USD 250 mln Syndicated loan facility agreement dated April 25, 2008 for OJSC WBD Foods arranged by ABN AMRO BANK N.V., CALYON, ING BANK N.V. as mandated lead arrangers with ING BANK N.V. London branch as Agent.

4.1.1	Guarantee dated April 25, 2008 created by OJSC WBD as Guarantor in favour of ING BANK N.V. London branch as Agent.

4.1.2	Guarantee dated April 25, 2008 created by PJSC WBD Beverages as Guarantor in favour of ING BANK N.V. London branch as Agent.

4.2	Engagement Letter, dated June 24, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann and Wimm-Bill-Dann Beverages.

4.3

Exchange Agreement No. B-01, dated April 4, 2001, by and between Moscow Baby Food Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.4	Exchange Agreement No. B-02, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Mikhail Vishnyakov is incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the

Registration Statement on Form F-1 (Registration No. 333-14278).

4.5

Exchange Agreement No. B-03, dated April 4, 2001, by and between Lianozovsky Dairy Plant and Mikhail Dubinin is incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-14278).

4.6

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

WIMM-BILL-DANN FOODS OJSC

Date: June 26, 2008	By:	/s/ Tony D. Maher
	Name:	Tony D. Maher
	Title:	Chief Executive Officer

Wimm-Bill-Dann Foods

Consolidated Financial Statements

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company and subsidiaries (collectively “the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods and subsidiaries as of
December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wimm-Bill-Dann Foods and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2008 expressed an adverse opinion thereon.

ERNST & YOUNG LLC

Moscow, Russia

June 25, 2008

Wimm-Bill-Dann Foods

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$33,452	$40,310
Trade receivables, net (Note 4)	157,608	89,932
Inventory (Note 5)	261,254	174,074
Taxes receivable	65,689	51,161
Advances paid	43,924	30,695
Net investment in direct financing leases (Note 6)	1,349	2,095
Deferred tax asset (Note 16)	17,479	12,749
Other current assets (Note 7)	11,903	19,730
Total current assets	592,658	420,746

Non-current assets:
Property, plant and equipment, net (Note 9)	767,654	606,728
Intangible assets, net (Note 8)	34,015	26,844
Goodwill (Note 10)	129,391	105,990
Net investment in direct financing leases – non-current portion (Note 6)	972	1,673
Long-term investments	38	25
Deferred tax asset – non-current portion (Note 16)	2,947	8,737
Other non-current assets (Note 11)	5,427	5,193
Total non-current assets	940,444	755,190
Total assets	$1,533,102	$1,175,936

The accompanying notes are an integral part of these consolidated financial statements.

	December 31,
	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$130,729	$104,066
Advances received	13,626	13,230
Short-term loans (Note 13)	98,819	123,849
Long-term loans, current portion (Note 13)	6,455	4,137
Long-term notes payable, current portion (Note 14)	300,000	-
Taxes payable	14,351	9,494
Accrued liabilities (Note 12)	51,877	37,103
Government grants – current portion (Note 17)	77	1,422
Other payables	40,272	37,035
Total current liabilities	656,206	330,336

Long-term liabilities:
Long-term loans (Note 13)	34,631	30,082
Long-term notes payable (Note 14)	105,922	248,742
Other long-term payables (Note 15)	17,372	20,905
Government grants – long-term portion (Note 17)	974	1,125
Deferred taxes – long-term portion (Note 16)	31,011	28,275
Total long-term liabilities	189,910	329,129

Total liabilities	846,116	659,465

Minority interest	13,862	18,977

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2007 and 2006	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	110,171	69,169
Retained earnings	368,913	234,285
Total shareholders’ equity	673,124	497,494

Total liabilities and shareholders’ equity	$1,533,102	$1,175,936

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2007	2006	2005

Sales	$2,438,328	$1,762,127	$1,394,590

Cost of sales	(1,654,879)	(1,194,159)	(999,006)

Gross profit	783,449	567,968	395,584

Selling and distribution expenses	(387,853)	(246,054)	(191,990)
General and administrative expenses	(180,922)	(134,481)	(109,642)
Other operating expenses, net	(704)	(31,812)	(6,457)

Operating income	213,970	155,621	87,495

Financial income and expenses, net (Note 19)	(16,851)	(15,480)	(22,868)

Income before provision for income taxes and minority interest	197,119	140,141	64,627

Provision for income taxes (Note 16)	(54,302)	(41,560)	(30,712)

Minority interest	(2,769)	(3,197)	(3,649)
Net Income	$140,048	$95,384	$30,266

Other comprehensive income, net of tax
Currency translation adjustment	41,002	39,403	(14,139)

Comprehensive income	$181,050	$134,787	$16,127
Earnings per share - basic and diluted:	$3.18	$2.17	$0.69

Weighted average number of shares outstanding, basic and diluted	44,000,000	44,000,000	44,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities:

Net Income	$140,048	$95,384	$30,266

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,769	3,197	3,649
Depreciation and amortisation	86,574	62,329	53,435
Foreign currency loss (gain) relating to bonds payable, long-term payables, investments in foreign subsidiaries, and fixed assets of foreign subsidiaries	(20,191)	(13,660)	990
Obsolescence and net realizable value expense	544	601	1,077
Provision for doubtful accounts	1,649	3,130	3,908
Loss (gain) on disposal of property, plant and equipment	(4,633)	2,340	1,321
Gain on sale of subsidiary	(978)	—	—
Earned income on net investment in direct financing leases	(618)	(706)	(402)
Deferred tax charge/(benefit)	4,893	(6,672)	3,327
Accrual of tax contingent liability	862	1,028	(800)
Loss from securities and disposal of long-term investments	11	86	1,786
Write-off of tangible assets and intangible assets	931	15,633	—
Write-off of goodwill	—	2,539	—
Write-off of unrecoverable investments in direct finance leases	59	131	—
Write-off of unrecoverable VAT	—	588	—
Amortisation of bonds issue expenses	2,617	1,197	1,046
Changes in operating assets and liabilities:
Inventory	(66,951)	(15,255)	(22,865)
Trade receivables	(61,638)	(20,023)	(2,636)
Advances paid	(10,449)	(16,224)	9,553
Taxes receivable	(11,291)	8,187	15,082
Other current assets	2,721	(5,549)	(1,062)
Other long-term assets	(26)	45	—
Trade accounts payable	17,001	21,713	3,649
Advances received	(766)	1,400	1,880
Taxes payable	4,356	3,608	6,698
Accrued liabilities	10,694	14,710	2,816
Other current payables	(1,364)	6,152	678
Other long-term payables	(20)	4,045	541

Total cash provided by operating activities	$96,804	$169,954	$113,937

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31,
	2007	2006	2005
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(24,850)	$(134,367)	$(24,964)
Proceeds from subsidiary disposal, net of cash balances	562	—	—
Cash paid for property, plant and equipment	(189,049)	(127,713)	(72,805)
Cash paid for acquisition of investments	—	—	(71)
Proceeds from disposal of investments	—	—	538
Proceeds from disposal of property, plant and equipment	3,668	883	5,944
Cash paid for net investments in direct financing leases	(172)	(1,496)	(1,982)
Cash received from other long-term assets	—	1,429	—
Cash returned (invested) from short-term bank deposits and other current assets	6,800	33,106	(31,817)
Net cash used in investing activities	(203,041)	(228,158)	(125,157)

Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance costs	147,909	—	106,000
Short-term loans and notes, net	(33,946)	85,760	(3,795)
Repayment of long-term loans	(5,081)	(21,414)	(4,099)
Proceeds from long-term loans	6,778	30,214	1,636
Repayment of long-term payables	(18,811)	(19,416)	(17,123)
Repayment of long-term notes payable	—	(52,719)	—
Dividends paid	(5,420)	(24,336)	—

Total cash provided by (used in) financing activities	91,429	(1,911)	82,619

Impact of exchange rate differences on cash and cash equivalents	7,950	7,322	(2,087)

Net increase (decrease) in cash and cash equivalents	(6,858)	(52,793)	69,312
Cash and cash equivalents, at beginning of the year	40,310	93,103	23,791
Cash and cash equivalents, at the end of the year	$33,452	$40,310	$93,103

	2007	2006	2005
SUPPLEMENTAL INFORMATION:
Income taxes paid	$58,700	$53,451	$27,123
Interest paid	38, 285	25,731	22,871
Income taxes offset with VAT receivables	238	1,466	2,715
Taxes other than income taxes offset with VAT receivables	357	7,929	3,896
Vendor financed acquisitions of property, plant and equipment	6,860	5,561	5,709

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands of U.S. dollars, except share amounts)

				Accumulated
			Share	other compre
	Common Stock		premium	hensive	Retained
	Shares	Amount	account	income (loss)	earnings	Total
Balances at December 31, 2004	44,000,000	$29,908	$164,132	$43,905	$132,971	$370,916
Net income	—	—	—	—	30,266	30,266
Currency translation adjustment	—	—	—	(14,139)	—	(14,139)

Balances at December 31, 2005	44,000,000	29,908	164,132	29,766	163,237	387,043
Net income	—	—	—	—	95,384	95,384
Currency translation adjustment	—	—	—	39,403	—	39,403
Dividends on common stock including income taxes of $3,270	—	—	—	—	(24,336)	(24,336)

Balances at December 31, 2006	44,000,000	29,908	164,132	69,169	234,285	497,494
Net income	—	—	—	—	140,048	140,048
Currency translation adjustment	—	—	—	41,002	—	41,002
Dividends on common stock including income taxes of $571	—	—	—	—	(5,420)	(5,420)

Balances at December 31, 2007	44,000,000	$29,908	$164,132	$110,171	$368,913	$673,124

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.                   The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as of December 31, 2007, owned controlling interests in 37 manufacturing facilities in  Russia and elsewhere in the Commonwealth of Independent States (“CIS”), as well as distribution branches in 28 cities in Russia and elsewhere in the CIS. WBD Foods has a strong and diversified brand portfolio with over 1,000 types of dairy products, and over 150 types of juice, nectars and still drinks.

2.                   Summary of Significant Accounting Policies

Accounting Principles

The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods’ consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and expressed in terms of U.S. dollars (see paragraph “Translation Methodology” below).

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries where the Company has operating and financial control. Results of subsidiaries acquired or disposed of during the year and accounted for by the purchase method have been included in operations from the relevant date of acquisition to the relevant date of disposal. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations. All inter-company accounts and transactions are eliminated upon consolidation. Minority interests in the net assets and net results of the Company’s subsidiaries are shown under “Minority interests” in the accompanying consolidated balance sheets and statements of income and comprehensive income.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the years ended December 31, 2007, 2006 and 2005 was $181,050, $134,787 and $16,127, respectively, and consists of net income and a currency translation adjustment in the amount of $41,002, $39,403, and ($14,139), respectively.

Translation Methodology

Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods and its Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and costs, income and expenses at the average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.

In respect of Wimm-Bill-Dann Netherlands B.V., the U.S. dollar has been used to prepare the financial statements as this is its functional currency. The financial statements of Ukrainian, Kyrgyz, Usbekh, Kazakh and Georgian subsidiaries have been prepared using the Ukrainian hryvnia, Kyrgyz som, Uzbek sum, Kazakh tenge and Georgian lari, respectively, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52.

Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2007 and 2006, the official rates of exchange were 24.55 rubles = 1 U.S. dollar and 26.33 rubles = 1 U.S. dollar, respectively. The translation of local currency denominated assets and liabilities into U.S. dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar value of capital to its shareholders.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

Management Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of allowance for doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term investments having original maturities of three months or less.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables are stated at their net realizable value which approximates their fair value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections.

Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

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

Construction in progress comprises costs directly related to construction of property, plant and equipment. Construction in progress is depreciated once the property, plant and equipment are put into operation.

The Company capitalizes interest costs with respect to qualifying construction projects.

Assets acquired under capital leases are included in property, plant, and equipment and relate to machinery and equipment. Depreciation of capital lease assets is included in depreciation expense. The net present values of amounts due under capital leases are recorded as liabilities and included in other payables and other long-term payables.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

Capital Leases – Lessor Accounting

The Company presents assets leased as a receivable equal to the net investment in the lease. Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses, net. Initial direct costs are deferred and expensed over the period in which the related revenue is recognized.

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

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value. Impairment loss is included in other operating expenses in the consolidated statement of income and comprehensive income.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

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

The Company offers sales volume discounts based on individual customer volumes acquired in a prior period. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated statements of income and comprehensive income.

Shipping and Handling Expenses

Shipping and handling expenses incurred by the Company are reflected in selling and distribution expenses in the accompanying consolidated statements of income and comprehensive income. Shipping and handling expenses for the years ended December 31, 2007, 2006 and 2005 were $111,228, $73,565 and $52,995, respectively.

Government Grants

Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized using the straight line method over the term of the related debt.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

Income Tax

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

Advertising Costs

Advertising costs are expensed as incurred, except for mass-media advertising which is expensed the first time the advertising is shown. Advertising costs for the years ended December 31, 2007, 2006 and 2005 were $102,409, $67,538 and $45,336, respectively.

Stock options plan

The Company follows the provisions of Statement of Financial Accounting Standards No. 123 (revised) “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The fair value of share-based payment awards is estimated on the date of grant using an option-pricing model. The Company has chosen to use the Black-Sholes Model as the option-pricing model and the value of the portion of the award that is ultimately expected to vest is being recognized as expense on the straight-line basis over the requisite service periods.

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks, short-term bank deposits and trade receivables. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2007, 2006 and 2005, the Company had no other significant concentrations of credit risk. The Company does not usually require collateral from its customers.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. The fair value of the Company’s long-term ruble notes is estimated at $108,836 at December 31, 2007. The carrying value of U.S. dollar notes, which matured in May 2008, approximates fair value at December 31, 2007.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments – dairy, beverages and baby food production and distribution, and accordingly, reports segment information on this basis.

Comparative Figures

Where necessary, reclassifications have been made to the prior period consolidated financial statements to conform to the presentation of the current period.

New and Recently Adopted Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 Accounting for Income Taxes. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 states that income taxes should not be accounted for under the provisions of SFAS No. 5, Accounting for Contingencies. The Company adopted FIN 48 at the beginning of the fiscal year 2007. Upon adoption, there was no an effect to retained earnings of the Company (Note 16).

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.                   Summary of Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company adopted the provisions of SFAS No. 157 in the first quarter 2008 which had no material impact on its financial statements upon adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities —Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007; however, early adoption is allowed. The adoption of the provisions of SFAS No. 159 did not have an impact on the Company’s results of operations, financial position or cash flows.

In December 2007, the FASB issued FAS 141 (revised 2007), Business combinations — the replacement of FASB Statement No. 141, Business Combinations. This Statement amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired; and establishes disclosure requirements in relation to business combinations. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effect that SFAS No. 141 (R) has on the accounting for future business combinations is dependant on future acquisitions.

In December 2007, the FASB issued FAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. This Statement amends ARB 51 and provides guidance for accounting for changes in a parent’s ownership interest and deconsolidation of a subsidiary and disclosure requirements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is assessing the effect of FAS No. 160 implementation.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                   Businesses Acquired

Acquisition of Minority Interests

The changes in minority interest during the years ended December 31, 2007 and 2006 were as follows:

Balance at December 31, 2005	$24,619
Acquisitions by the Company of minority interests in subsidiaries	(12,906)
Acquisition of subsidiaries	2,446
Minority interest share in net income	3,197
Currency translation adjustment	1,621
Balance at December 31, 2006	$18,977
Acquisitions by the Company of minority interests in subsidiaries	(9,217)
Acquisition of subsidiaries	121
Minority interest share in net income	2,769
Currency translation adjustment	976
Other	236
Balance at December 31, 2007	$13,862

2007

In March-April 2007, WBD Foods acquired additional 4.71% interest in Ochakovo Dairy Plant for cash consideration of $3,312. As a result of this transaction, WBD Foods has a 98.46% interest in Ochakovo Dairy Plant. The purchase price in excess of fair value of net assets acquired of $1,462 was recorded as goodwill.

In May 2007, WBD Foods acquired additional 30.12% interest in Obninsk Dairy Plant OJSC for cash consideration of $10,611. In November-December WBD Foods acquired another 3.39% interest for cash consideration of $1,266. After these transactions, WBD Foods has a 99.84% interest in OJSC Obninsk Dairy Plant OJSC. The purchase price in excess of fair value of net assets acquired of $6,661 and $754, respectively, was recorded as goodwill.

In November-December 2007, WBD Foods acquired an additional 13.24% interest in Angarskiy Dairy Plant OJSC for cash consideration of $830. As a result of this transaction, WBD Foods has 96.6% interest in OJSC Angarskiy Dairy Plant OJSC. The purchase price in excess of fair value of net assets acquired of $788 was recorded as goodwill.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                   Businesses Acquired (continued)

2006

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

In January 2006, WBD Foods acquired 20% of Moscow Baby Food Plant (“ZDMP”), a subsidiary, from minority shareholders for cash consideration of $6,955. The fair value of net assets acquired in excess of purchase price of $4,192 was subsequently recorded as a reduction of the value of property, plant and equipment.

2005

In January 2005, WBD Foods acquired 10% of Sibirskoe Moloko dairy plant, a subsidiary, from minority shareholders for cash consideration of $1,050. The purchase price in excess of fair value of net assets acquired of $355 was recorded as goodwill.

Business Combinations

2007

In July 2007, WBD Foods acquired a 94.6% interest in Niva CJSC for cash consideration of $1,185. The acquired farm produces raw milk in the Krasnodar region. This acquisition allows the Company to reduce raw material expenses and become less dependable on raw milk suppliers, as well as to ensure a steady supply of raw milk to keep up with growth in production driven by increase in market demand.

The fair value of net assets acquired in excess of the purchase price of $778 was subsequently recorded as a reduction of the value of property, plant and equipment.

In October 2007, WBD Foods acquired a 100% interest in Gruzinskie Producty LLC for cash consideration of $1,100, of which $800 was paid at the acquisition date and $300 in March 2008. The acquired company produces milk products and is the third largest plant in Georgia. The acquisition is in line with Wimm-Bill-Dann’s declared strategy of growing its business by purchasing successful companies with leading market positions and strong brand portfolios.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                   Businesses Acquired (continued)

The cash consideration paid for this acquisition was allocated to property, plant and equipment $964, intangible assets $11, goodwill $3,246 and current assets $26, less liabilities of $3,147.

2006

In September 2006, the Company acquired 100% of Surgut City Dairy Plant for cash consideration of $4,536. The acquisition of Surgut Dairy Plant allows the Company to gain a leading position in a promising region and continue its expansion in the markets of the Urals and Siberia. Having its own enterprise in Surgut, the company will be able to optimize its expenditure on logistics by reducing the need to transport products between regions. The fair value of net assets acquired in excess of purchase price of $617 was recorded as a reduction of the fair value of property, plant and equipment.

In November, 2006, the Company acquired 93.74% of Ochakovo Dairy Plant for cash consideration of $66,792. Ochakovo Dairy Plant is the fourth largest dairy producer in Russia and one of the largest dairy enterprises in Moscow. The plant produces milk, sour cream, yogurts, cheese curds and other dairy products under a strong brand portfolio (including brands such as 33 Cows, Pastushok, Kremlin Products and Actilife). The acquisition of Ochakovo Dairy Plant allows the Company to increase its share of the Moscow dairy market in volume and in value, to enrich brand portfolio and obtain a better cooperation with key retailers and suppliers in Moscow and Moscow region. During the year subsequent the acquisition the Company finalized an allocation of purchase price as follows: property, plant and equipment $32,479, intangible assets $12,562, long-term investments $11, goodwill $31,437, current assets $18,026, less liabilities $27,723.

In December 2006, the Company acquired 83.36% of Angarsky Milk Plant OJSC (Molka OJSC) for cash consideration of $4,908. The purchase of Molka OJSC allows the Company to continue its expansion in the Siberian market. By having its own enterprise in Irkutsk region, the company gains the ability to optimize logistical expenditures by eliminating the need for long-distance transport of products between regions. The cash consideration paid for this acquisition was allocated to property, plant and equipment $1,923, long-term investments $2, goodwill $3,722, current assets $1,051, less liabilities $1,790.

In December 2006, the Company acquired 100% of Manros Group for cash consideration of $51,336. Manros Group comprises of six companies of which four are dairy production plants. Manros produces milk, sour cream, yogurts, cottage cheese, kefir and other dairy products under “Na zdorovie”, “Molochnaya Dolina” and “Vkusnika” brands. The acquisition of Manros further strengthens the Company’s market position in the fast-growing Siberian region, where continued economic growth is translating into ever growing demand across our offering of healthy products aimed at the entire family. With the Manros acquisition the Company increased its market share in Siberia and the Far East, thus,

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                   Businesses Acquired (continued)

re-enforcing its leadership in the region. The cash consideration paid for this acquisition was allocated to property, plant and equipment $25,191, intangible assets $5,937, goodwill $37,053, non-current assets $240, current assets $10,365, less liabilities $27,450.

2005

In July 2005, the Company acquired 100% of Experimental Baby Food Plant LLC for cash consideration of $3,527. Experimental Baby Food Plant LLC produces baby food from raw fruits. The acquisition of Experimental Baby Food Plant LLC allows the Company to increase its product portfolio in the baby food market segment and to keep up with anticipated growth in market demand. The fair value of net assets acquired in excess of purchase price of $2,335 was recorded as a reduction of the value of property, plant and equipment.

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                   Businesses Acquired (continued)

In December 2005, the Company acquired 100% of Pervouralsk City Dairy for cash consideration of $119. The purchase price allocation was completed by the Company in 2006. The purchase price in excess of fair value of net assets acquired was recorded as goodwill in amount of $1,126.

In April, July and September  2005, the Company acquired 100%, 99.34% and 63.5% of Plemzavod Za Mir i Trud OJSC , Zaveti Ilicha and Trud farms for cash considerations of $1,689, $344 and $420, respectively. The acquired farms produce raw milk. The acquisitions of Plemzavod Za Mir I Trud OJSC, Zaveti Ilicha and Trud farms allow the Company to reduce raw material expenses and become less dependent on raw milk suppliers, as well as to ensure a steady supply of raw milk to keep up with anticipated growth in production driven by anticipated increases in market demand. The fair values of net assets acquired in excess of purchase prices of $3,894, $2,761 and $1,029 were recorded as a reduction of the values of property, plant and equipment.

4.                   Trade Receivables, Net

Trade receivables as of December 31, 2007 and 2006 were as follows:

	2007	2006

Trade receivables	$161,334	$97,010
Allowance for doubtful accounts	(3,726)	(7,078)
Total trade receivables, net	$157,608	$89,932

The changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005

Balance, beginning of period	$7,078	$5,126	$13,931
Provision for doubtful accounts	1,649	3,130	3,908
Write off of trade receivables	(6,016)	(2,027)	(12,358)
Currency translation adjustment	1,015	849	(355)
Balance, end of period	$3,726	$7,078	$5,126

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

5.                   Inventory

Inventory as of December 31, 2007 and 2006 was as follows:

	2007	2006

Raw materials	$170,459	$101,274
Work in progress	21,260	16,581
Finished goods	69,535	56,219
Total inventory	$261,254	$174,074

6.                   Net Investment in Direct Financing Leases

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

6.                   Net Investment in Direct Financing Leases (continued)

The following lists the components of the net investment in direct financing leases at December 31, 2007 and 2006:

	2007	2006

Total future minimum lease payments	$3,004	$4,808
Less: Unearned income	(683)	(1,040)
Net investment in direct finance leases	$2,321	$3,768
Current portion	1,349	2,095
Long-term portion	972	1,673

At December 31, 2007, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,

2008	$1,784
2009	791
2010	213
2011	109
2012	99
2013 and thereafter	8
$3,004

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

7.                   Other Current Assets

Other current assets as of December 31, 2007 and 2006 were as follows:

	2007	2006

Assets held for sale	$1,457	$4,007
Restricted cash	1,970	9,467
Other debtors, net	5,647	3,929
Deferred expenses	1,770	1,750
Other	1,059	577
Total other assets	$11,903	$19,730

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

8.                   Intangible Assets, Net

Intangible assets as of December 31, 2007 and 2006 were comprised of the following:

	2007		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Intangible assets with determinable lives:
Financial accounting software	$8,415	$(2,554)	$5,025	$(1,172)
Trademarks	5,639	(1,227)	3,489	(1,324)
Supplier contracts	155	(150)	907	(752)
Others	2,459	(803)	750	(65)
Intangible assets with indefinite lives:
Trademarks	22,081	—	19,986	—
Total intangible assets	$38,749	$(4,734)	$30,157	$(3,313)

Financial accounting software and supplier contracts have a weighted average useful life of five years, and trademarks have a weighted average useful life of six years.

Amortization expense during the years ended December 31, 2007, 2006 and 2005 amounted to $2,487, $1,564 and $752, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2007 is estimated to be $2,767 in 2008, $2,767 in 2009, $2,697 in 2010, $962 in 2011 and $808 in 2012.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

9.                   Property, Plant and Equipment, Net

The net book value of property, plant and equipment at December 31, 2006 and 2005 was comprised of the following:

	2007	2006

Buildings	$277,130	$233,166
Machinery and equipment	660,847	511,905
Computer hardware	18,315	22,973
Other	72,295	49,636
Gross book value of property, plant and equipment	1,028,587	817,680
Accumulated depreciation	(390,890)	(296,332)
Advances paid for property, plant and equipment	27,106	32,484
Construction in progress and equipment for installation	102,851	52,896

Total property, plant and equipment, net	$767,654	$606,728

The Company capitalized interest costs of $6,421, $519, and $410 during the years ended December 31, 2007, 2006 and 2005, respectively, with respect to qualified construction projects.

Depreciation expense during the years ended December 31, 2007, 2006 and 2005 amounted to $84,087, $60,765, and $52,683, respectively.

The assets transferred to the Company upon privatization do not include the land on which the Company’s factories and buildings, comprising the Company’s principal manufacturing facilities, are located. The Company has the option to purchase this land upon application to the state registrator body or to continue occupying this land under rental agreements. Russian legislation does not specify an expiry date to this option. As at December 31, 2007 the Company has not filed any application to exercise the purchase option.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

10.            Goodwill

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Dairy	Beverages	Total
Balance at December 31, 2005	$25,358	$6,650	$32,008
Acquisitions	72,462	—	72,462
Write-off	(2,539)	—	(2,539)
Currency translation adjustment	3,734	325	4,059
Balance at December 31, 2006	$99,015	$6,975	$105,990
Acquisitions	14,859	170	15,029
Currency translation adjustment	7,856	516	8,372

Balance at December 31, 2007	$121,730	$7,661	$129,391

The Company recognized an impairment loss of $18.1 million in the year ended December 31, 2006, including $15.6 million related to fixed assets and intangible assets and $2.5 million related to goodwill (Novokuibyshevsk plant). The related deferred tax benefit amounted to $3.2 million.

The impairment loss charge was included in “Other Operating Expenses” line of the consolidated statement of income and comprehensive income for the year ended December 31, 2006. This amount is attributable to operational segments as follows: Dairy - $7.1 million, Beverages - $11.0 million.

11.            Other Non-Current Assets

Other non-current assets at December 31, 2007 and 2006 were comprised as follows:

	2007	2006

Debt issuance costs, net of amortization	$1,006	$1,448
Advances	4,326	2,306
Other	95	1,439
Total other assets	$5,427	$5,193

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

12.      Accrued Liabilities

Accrued liabilities at December 31, 2007 and 2006 were comprised as follows:

	2007	2006

Payroll related accruals	$38,697	$28,483
Interest accruals	3,629	2,281
Audit and other professional services accruals	2,681	829
Marketing and advertising accruals	1,511	979
Tax contingencies	1,832	1,689
Other accruals	3,527	2,842
Total accrued liabilities	$51,877	$37,103

13.      Short-Term and Long-Term Loans

Short-term loans at December 31, 2007 and 2006 were as follows:

	2007			2006
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

Ruble denominated	24	$97,514	7.13%	24	$123,849	8.09%

U.S. dollar denominated	3	1,305	7.75%		—	—

Total short-term loans		$98,819			$123,849

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

13.      Short-Term and Long-Term Loans (continued)

Long-term loans at December 31, 2007 and 2006 were as follows:

	2007			2006
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

EURO denominated (maturity 2011-2012)	2	$6,729	1.86%	2	$7,698	1.89%

Ruble denominated (maturity 2010 -2012)	26	34,357	5.34%	22	26,521	5.41%

Total amount of long-term borrowings		41,086			34,219

Less current portion of long-term loans		(6,455)			(4,137)

Total long-term loans		$34,631			$30,082

Guarantees

At December 31, 2007 and 2006, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans.

Maturity of Long-Term Loans

The maturities of long-term loans outstanding at December 31, 2007 was as follows:

Years ended December 31,

2008	$6,455
2009	7,089
2010	10,835
2011	6,368
2012	10,339
Total long-term loans	$41,086

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

13.      Short-Term and Long-Term Loans (continued)

Collateral

Certain of the Company’s inventories and property, plant and equipment served as collateral for the short-term and long-term loans from International Moscow Bank, Rosselkhozbankbank, Gazprombank, Uralsib Bank Nomos-Bank and Sberbank.

At December 31, 2007 and 2006 the assets that served as collateral consisted of the following:

•                  Inventory in the amounts of $3,192 and $12,063, respectively;

•                  Property, plant and equipment with a net book value of $78,008 and $95,608, respectively.

14.      Long-Term Notes Payable

Notes payable issued by WBD Foods at December 31, 2007 and 2006 were as follows:

Issuer	Currency	2007	2006

WBD Foods	U.S. dollar	$300,000	$150,000
WBD Foods	Ruble	105,922	98,742
		405,922	248,742
less current portion		300,000	—
			—
Total long-term notes		$105,922	$248,742

WBD Foods U.S. dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan bears the interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. The Loan matured and was fully repaid in May 2008.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

14.      Long-Term Notes Payable (continued)

Nine of WBD Foods’ subsidiaries unconditionally, irrevocably, jointly and severally guarantee its obligation under the Loan.

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan bears interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and May 14, 2008. The loan was fully repaid in May 2008.

The loan agreements contain a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

On December 21, 2005, WBD Foods issued 3,000,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3,000,000 thousand rubles ($122,219 at the exchange rate as of December 31, 2007 of which $16,297 have been repaid as of December 31, 2007). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears commencing on June 21, 2006.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

15.      Vendor Financing

The Company has certain vendor financing obligations included in other payables and other long-term payables which primarily represent payables for property, plant and equipment and were comprised of the following as of December 31, 2007 and 2006:

	2007	2006
Vendors’ financing obligations, including
Current portion	$15,731	$15,284
Long-term portion	17,372	20,905
Total vendor financing obligations	$33,103	$36,189

The Company has agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2007 and 2006, vendor financing obligations were $14,000 and $21,013, respectively, EURO 11,138 thousand and EURO 10,628 thousand, respectively (equivalent to $16,305 and $14,004 as of December 31, 2007 and 2006, respectively) and 68,678 thousand rubles and 30,858 thousand rubles, respectively (equivalent to $2,798 and $1,172 as of December 31, 2007 and 2006, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.6%, and 10.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. At December 31, 2007 and 2006, property, plant and equipment, net amounting to $48,770 and $60,804 respectively, served as collateral under these financing agreements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

15.      Vendor Financing (continued)

The maturity of vendors financing obligations outstanding at December 31, 2007 was as follows:

Years ended December 31,
2008	$17,300
2009	14,362
2010	4,941
2011	1,432
2012	42
Total maturity of vendor financing obligations	38,077
Less: amount representing interest	(4,974)
Total vendor financing obligations	$33,103

16.      Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Current income tax provision	$49,409	$48,232	$27,385
Deferred income tax charge/(benefit)	4,893	(6,672)	3,327
Total provision for income taxes	$54,302	$41,560	$30,712

WBD Foods’ statutory income tax rate was 24% for the periods presented above.

Foreign current income tax provisions for the years ended December 31, 2007, 2006 and 2005 were $2,068, $2,372 and $700, respectively. Foreign deferred income tax charge/(benefit) for the years ended December 31, 2007, 2006 and 2005 were $69, $(258) and $637, respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.      Income Tax (continued)

The reconciliation of the income tax provision using Russian statutory income tax rate of 24% to the Company’s provision for income taxes is as follows:

	2007	2006	2005

Income before provision for income taxes	$197,119	$140,141	$64,627
Russian statutory tax rate	24%	24%	24%
Income tax provision at Russian statutory rate	47,309	33,634	15,510
Tax effect of expenses not deductible for national statutory taxation purposes	12,758	10,829	12,341
Tax effect of income not taxable for national statutory taxation purposes	(2,396)	(2,172)	(974)
Tax effect of income tax privileges relating to small business enterprises benefit	—	—	(275)
Tax effect of income tax at different rates	(947)	(849)	470
Increase (decrease) in valuation allowance	(2,741)	(370)	2,609
Tax effect of other permanent differences	319	488	1,031

Provision for income taxes	$54,302	$41,560	$30,712

Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation.  Accordingly, tax credits are reflected in the Company’s consolidated financial statements only to the extent and in the year in which the credits are utilized.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.      Income Tax (continued)

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2007 and 2006:

	2007	2006

Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$4,546	$8,541
Intangible assets	602	867
Property, plant and equipment	2,534	8,646
Allowance for doubtful accounts	4,857	4,883
Obsolescence and net realizable value inventory write off and other accrued liabilities	3,431	2,448
Payroll related accruals	6,849	4,265
Accrued liabilities	2,999	576
Future period expenses	—	466
Other	41	146
Gross deferred tax asset	25,859	30,838
Less valuation allowance for deferred tax asset	(4,356)	(7,097)
Deferred tax asset net of valuation allowance	21,503	23,741
Intangible assets	(5,229)	(5,035)
Property, plant and equipment	(23,877)	(22,183)
Investments in direct finance lease	(2,661)	(2,896)
Debt issuance costs	(241)	(348)
Other	(80)	(68)
Gross deferred tax liability	(32,088)	(30,530)
Net deferred tax liability	$(10,585)	$(6,789)
Balance sheet classification is as follows:
Current deferred tax asset	$17,479	$12,749
Long-term deferred tax asset	2,947	8,737
Long-term deferred tax liability	(31,011)	(28,275)

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.      Income Tax (continued)

In the context of the Company’s current structure, tax losses and current tax assets of the different subsidiaries may not be set off against current tax liabilities and taxable profits of other subsidiaries and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax assets of one subsidiary of the Company are not offset against deferred tax liabilities of another subsidiary. As at December 31, 2007 and 2006, a valuation allowance has been recorded for deferred tax assets in the amounts of $4,356 and $7,097, respectively as it is not more likely than not that sufficient taxable profit will be available to offset the deductible temporary differences to which these assets relate.

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $18,809 which may be carried forward for use against future taxable income, of which $272 and $265 expire in the period 2009-2010 and $1,608, $6,468, $1,141, $2,113, $6,942 expire in the period 2013-2017, respectively. The accumulated tax losses of the Russian subsidiaries were used starting from the year 2007.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.      Income Tax (continued)

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The Company recognizes interest accrued related to unrecognized tax benefits and penalties, if any, in interest expense. Currently, the tax years ended December 31, 2005, 2006 and 2007 remained subject to examination by Russian, Ukraine, Kazakh, Uzbek and Georgian tax authorities, and the years ended December 31, 2006 and 2007 remained subject to examination by Kyrgyz tax authorities.  The reconciliation of the total amounts of unrecognized tax benefit for the year ended December 31, 2007 is presented in the table below:

Balance as of January 1, 2007	$894

The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statement of income and comprehensive income, as a result of:

Increase of tax positions taken during the current period	642
Decrease of tax positions taken during the current period	(127)
Increase of tax positions taken during a prior period	349
Decrease of tax positions taken during a prior period	(873)
Amount of decreases in the unrecognized tax benefits as a result of resolution through litigation — prior periods	(354)
Foreign currency translation adjustment	48
Balance as of December 31, 2007	$579

The total unrecognized tax benefit as of December 31, 2007 amounts to $579, which includes $414 of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

17.      Government Grants

In 1993-1999 Moscow Baby Food Plant (“ZDMP”) received capital grants from the Russian and Moscow Governments.  These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

17.      Government Grants (continued)

The movement in capital government grants during the years ended December 31, 2007, 2006 and 2005 was as follows:

Balance at December 31, 2004	$7,485
Amortization	(2,107)
Currency translation adjustment	15
Balance at December 31, 2005	5,393
Amortization	(2,507)
Decrease of government grants due to minority interest acquisition	(646)
Currency translation adjustment	307
Balance at December 31, 2006	2,547
Amortization	(1,612)
Currency translation adjustment	116
Balance at December 31, 2007	$1,051
Short-term portion	77
Long-term portion	974

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

WBD Foods did not receive any grants during the years ended December 31, 2007 and 2006.

18.       Shareholders’ Equity

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At the annual shareholders’ meeting on June 28, 2007, dividends per common share were declared for 2006 in the amount of 3.18 Russian rubles per common share which at the date of the meeting were equivalent to $0.12.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

19.      Financial Income and Expenses, net

Financial income and expenses, net for 2007, 2006, and 2005 were comprised of the following:

	2007	2006	2005

Interest expense	$34,988	$27,898	$23,388
Interest income	(2,952)	(4,372)	(1,569)
Foreign currency gains, net	(18,120)	(10,288)	(1,231)
Bank charges	2,912	2,070	1,983
Other financial expense, net	23	172	297
Total financial income and expenses, net	$16,851	$15,480	$22,868

20.      Pension Costs

In the normal course of business, WBD Foods and its subsidiaries contribute to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Governmental pension contributions are included in personnel costs in the consolidated statements of income and comprehensive income. Pension costs amounted to $32,466, $26,270 and $20,282 in 2007, 2006 and 2005, respectively. WBD Foods has no other pension obligations.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.      Segment Information

The Company’s major reportable business segments are dairy, beverages, and baby food. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, juice based drinks and bottled mineral water in the beverages segment and milk and juice based baby food products in the baby food segment.

Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segments – year ended December 31, 2007

	Dairy	Beverages	Baby Food	Common and corporate assets/expenses	Intersegment receivables/ payables	Consolidated

Total sales	$1,853,840	$414,117	$171,753	—	—	$2,439,710
Inter segment sales	(1,382)	—	—	—	—	(1,382)
Sales to external customers	1,852,458	414,117	171,753	—	—	2,438,328
Cost of sales	(1,311,383)	(249,260)	(94,236)	—	—	(1,654,879)
Gross profit	541,075	164,857	77,517	—	—	783,449
Operating expenses	(362,642)	(123,989)	(31,860)	(50,988)	—	(569,479)
Operating income (loss)	178,433	40,868	45,657	(50,988)	—	213,970
Financial income and expense, net and current provision for income taxes	(36,651)	(4,198)	(12,625)	(12,786)	—	(66,260)
Net segment profit (loss)	$141,782	$36,670	$33,032	$(63,774)	—	$147,710
Deferred income tax expense						(4,893)
Minority interest						(2,769)
Net income						$140,048
Segment total assets	$1,195,861	$280,103	$73,391	$163,617	$(179,870)	$1,533,102
Expenditure for property, plant and equipment	$134,568	$21,548	$28,177	$8,369	$—	$192,662
Depreciation and amortization	$67,322	$14,071	$3,563	$1,618	$—	$86,574

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.                   Segment Information (continued)

Operating Segments – year ended December 31, 2006

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables/ payables	Consolidated

Total sales	$1,339,621	$324,074	$117,152	$—	—	$1,780,847
Inter segment sales	(18,720)	—	—	—	—	(18,720)
Sales to externalcustomers	1,320,901	324,074	117,152	—	—	1,762,127
Cost of sales	(917,813)	(209,630)	(66,716)		—	(1,194,159)
Gross profit	403,088	114,444	50,436	—	—	567,968
Operating expenses	(243,943)	(105,712)	(18,116)	(44,576)	—	(412,347)
Operating income (loss)	159,145	8,732	32,320	(44,576)	—	155,621
Financial income and expense, net and current provision for income taxes	(39,809)	(3,900)	(8,688)	(11,315)	—	(63,712)
Net segment profit (loss)	$119,336	$4,832	$23,632	$(55,891)	—	$91,909
Deferred income tax benefit						6,672
Minority interest						(3,197)
Net income						$95,384
Total assets	$915,244	$214,706	$90,122	$128,683	$(172,819)	$1,175,936
Expenditure for property, plant and equipment	$93,322	$13,474	$19,356	$3,811	$—	$129,963
Depreciation and amortization	$46,849	$11,515	$3,010	$955	$—	$62,329

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.                   Segment Information (continued)

Operating Segments – year ended December 31, 2005

	Dairy	Beverages	Baby food	Common and corporate assets/expenses	Intersegment receivables/ payables	Consolidated

Total sales	$1,005,774	$303,147	$87,839	$3	$—	$1,396,763
Inter segment sales	(2,173)	—	—	—	—	(2,173)
Sales to externalcustomers	1,003,601	303,147	87,839	3	—	1,394,590
Cost of sales	(750,663)	(193,846)	(54,480)	(17)	—	(999,006)
Gross profit	252,938	109,301	33,359	(14)	—	395,584
Operating expenses	(177,672)	(88,078)	(11,593)	(30,746)	—	(308,089)
Operating income (loss)	75,266	21,223	21,766	(30,760)	—	87,495
Financial income and expense, net and current provision for income taxes	(14,663)	(6,433)	(5,050)	(24,107)	—	(50,253)
Net segment profit (loss)	$60,603	$14,790	$16,716	$(54,867)	$—	$37,242
Deferred income tax expense						(3,327)
Minority interest						(3,649)
Net income (loss)						$30,266
Total assets	$572,981	$213,009	$70,638	$131,964	$(68,035)	$920,557
Expenditure for property, plant and equipment	$59,922	$12,962	$1,754	$472	$—	$75,110
Depreciation and amortization	$41,209	$8,565	$2,993	$668	$—	$53,435

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.                   Segment Information (continued)

For the years ended December 31, 2007, 2006, and 2005, approximately 93%, 93%, and 92%

of sales were generated in and sold to customers in Russia. As of December 31, 2007 and 2006, the long-lived assets of the Company located in Russia comprised to $757,672 and $591,718, respectively.

22.      Share-based Awards

In 2006 the Company established stock option plan for a number of its executives.

The exercise price of the options equals the average sales price of the stock over the 90 days period preceding each annual grant. Each tranche vests one-third annually over a three year period and can be settled in cash. The contractual terms of options are three to five years from grant date.

Since April 1, 2007, a long-term incentive plan for top management was approved by the Board of Directors. According to this program a certain number of senior management are rewarded with Stock Appreciation Rights (“SAR”) linked to the price of the Company’s ADR.  Commencing April 1, 2007 all outstanding stock options were converted into SARs on the following basis: 1 stock option = 1 SAR.

The exercise price of SARs is determined as the average market value of ADR of the Company over the period January 1st to the date prior to the Board meeting at which the prior year U.S. GAAP Statements are approved. The exercise price of SARs granted in 2007 was $64.09. Each tranche vests one-third annually over a three year period and is settled in cash. The contractual terms of SARs are five years from grant date.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

22.      Share-based Awards (continued)

A summary of the changes in the Company’s share-based awards is presented below:

	Share-based awards ‘000	Weighted average exercise price, U.S. dollar
Outstanding at December 31, 2005	—	—
Granted	225	$26.84
Canceled	—	—
Forfeited	—	—
Exercised	—	—
Outstanding at December 31, 2006	225	$26.84
Granted	363	$64.09
Canceled	—	—
Exercised	8	39.29
Forfeited	5	63.86
Outstanding at December 31, 2007	575	$49.86

The Company expensed $15,951 and $2,205 for all share-based awards for the twelve months ended December 31, 2007, and 2006, respectively, and none in 2005.

As of December 31, 2007, there was approximately $43,084 of total unrecognized compensation cost related to non-vested SARs awards.  The cost is expected to be recognized over a weighted-average requisite service period of 1.91 years.

The estimated weighted average fair value of the share based awards as of December 31, 2007 was $84.72 and $41.24 as of December 31, 2007 and 2006, respectively. As of December 31, 2007, 67,000 SARs granted were vested and exercisable.  As of December 31, 2006, no share based awards were vested or exercisable.

The intrinsic value of the SARs exercised during 2007 was $566.

In accordance with SFAS No. 123R, the awards have been accounted for as a liability and, as such, the awards’ fair value is remeasured at each reporting date until the date of settlement.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

22.      Share-based Awards (continued)

The determination of fair value of share-based awards on the date of grant and each subsequent reporting date, using an option valuation model, is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and projected employee SARs exercise behaviors.

A summary of the assumptions used in the application of the Black-Sholes option valuation model as of the grant dates in the period of twelve months ended December 31, 2007 were as follows:

	2007	2006
Volatility (1)	44.46%	32.28% - 36.55%
Risk-free interest rate (2)	6.07%-6.08%	6.10% - 6.18%
Dividend yield (3)	0.41%	0.77% - 1.53%
Expected life (years) (4)	3 years	3 years

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

(4)        The expected life is based on the contractual term of the share based awards and assumption that the share based awards will be exercised after the vesting period but before end of contractual term.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

23. Related Parties

Milk Suppliers

During 2007, 2006 and 2005 the Company purchased milk from certain milk supplying companies, which are controlled by members of its control group of shareholders, amounting to $17,473, $12,175 and $4,493, respectively. As of December 31, 2007 and 2006 accounts payable to these milk-supplying companies in respect of milk received amounted to $410 and $373, respectively.

AlfaStrahovanie

Since 2006 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors of insurance company AlfaStrahovanie. Insurance services received from AlfaStrahovanie in 2007 and 2006 amounted to approximately $1,048 and $660, respectively. As of December 31, 2007 and 2006 accounts payable to AlfaStrahovanie in respect to these services amounted to $119 and $284.

Current Shareholders

During 2007 the Company provided for security services in the amount of $246 to certain shareholders. As of December 31, 2007 the account receivable in respect of these services amounted to $204.

During 2006, WBD Foods acquired 0.26% interest in WBD OJSC from current shareholders for $812 (see Note 3.)

Echo of Moscow

Through 2006 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors in broadcasting company Echo of Moscow. Advertising services received from Echo of Moscow in 2006 amounted to approximately $116. As of December 31, 2006 advances paid to Echo of Moscow in respect to these services amounted to $1.

24. Commitments and Contingencies

Russian Environment and Current Economic Situation

While there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

24. Commitments and Contingencies (continued)

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

As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

Overall, management believes that the Group has paid or accrued all taxes that are applicable as at December 31, 2007. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities for non-income tax contingencies and income tax contingencies other than those that meet the more-likely-then-not recognition threshold, identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations are not accrued in the consolidated financial statements.

During the period 2004 to March 31, 2005 certain subsidiaries of WBD Foods utilized small business enterprises income tax benefits which were available under Russian income tax legislation being in force before January 1, 2002. The Company estimates that the tax savings to the Company for the period 2004 to March 31, 2005 in respect of these income tax benefits amounted to approximately $1,663. Should the Russian tax authorities question the appropriate use of these benefits by WBD Foods’ subsidiaries for the year 2004, and January – March 2005, issue a claim and prove successful in the court, they would be entitled to recover the amount claimed, together with penalties amounting to 20% of such amount and interest at the rate of 1/300th of the Central Bank of Russia rate, equating to 0.033% as of December 31, 2007, for each day of delay for late payment of such amounts. In any case, WBD Foods’ management believes that is has strong grounds on which to oppose any such claim and will vigorously defend its position.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

24. Commitments and Contingencies (continued)

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

Supply of Packaging Materials

The majority of the Company’s packaging materials are purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavorable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

Capital commitments

As of December 31, 2007, our capital commitments amounted to $66.4 million.

Operating leases

During the years ended December 31 2007, 2006 and 2005 the Company was not involved in any non-cancelable operating leases arrangements.  The operating lease expenses for the years were as follows: $8,956, $7,504 and $2,077, respectively.

Litigations and claims

The Company is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Company and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Company’s operating results or financial condition.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

25. Subsequent Events

In March and April 2008, the Company placed third series of bonds on the Moscow Inter-bank Currency Exchange (MICEX). The bonds, with a total nominal value of 5 billion rubles ($203.7 million at the exchange rate as at December 31, 2007), have a maturity of five years and coupons are paid on a half-yearly basis. The interest rates for both coupons in the first year are equal and amount to 9.30% annually and the rates for subsequent coupons will be set hereinafter based on the market conditions. The issue includes built-in 1-year put option. The funds from the placement will be directed towards refinancing and the development of the Company.

On April 25, 2008, the Company signed an agreement to borrow a 3-year $250,000 dual tranche syndicated loan. The availability period of the 1st tranche includes the date of agreement and to May 21, 2008; the 2nd- the date of agreement and 3 months after. The Loan bears interest at an annual rate of LIBOR plus 1.75%, payable every three months.  The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

The proceeds of the facility will be used for the refinancing and general corporate purposes.