Form 20-F
period 2008-12-31
WIMM BILL DANN FOODS OJSC
filed 2009-06-18
CIK 1166718

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

43,725,535 shares of common stock, par value 20 Russian rubles each, as of December 31, 2008.

(1) Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

17,594,900 American Depositary Shares, each representing one share of common stock, as of December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒  No: ☐

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

Yes: ☒  No: ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: ☒  No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☒	Accelerated filer: ☐	Non-accelerated filer: ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: ☐  No ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the U.S. Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, or the U.S. Exchange Act. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant laws. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “may,” “should,” “will,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on Our Company” and “Item 5”.

Operating and Financial Review and Prospects,” and include statements regarding: our strategies, outlook and growth prospects; future plans and potential for future growth; our liquidity, capital resources and capital expenditures; our capital structure, including our indebtedness amounts; our ability to generate sufficient cash flow to meet our debt service obligations; growth in demand for our services; economic outlook and industry trends; developments of our markets; the impact of regulatory initiatives; and the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, changes in consumer preferences, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, availability of external financing on commercially acceptable terms, the condition of the Russian economy, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”).

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below at December 31, 2008, 2007, 2006, 2005 and 2004 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	For the years ended December 31,
	2008	2007	2006	2005	2004
	In thousands of U.S. Dollars, except share and per share data
Statement of Income Data:
Sales	$2,823,564	$2,438,328	$1,762,127	$1,394,590	$1,183,986
Cost of sales	(1,910,528)	(1,654,879)	(1,194,159)	(999,006)	(858,767)
Gross profit	913,036	783,449	567,968	395,584	325,219
Selling and distribution expenses	(488,110)	(387,853)	(246,054)	(191,990)	(173,433)
General and administrative expenses	(171,400)	(180,922)	(134,481	(109,642)	(92,816
Other operating expenses	(8,383)	(704)	(31,812)	(6,457)	(6,047)
Operating income	245,143	213,970	155,621	87,495	52,923
Financial income and expenses, net	(101,504)	(16,851)	(15,480)	(22,868)	(14,618)
Income before provision for income taxes and minority interest	143,639	197,119	140,141	64,627	38,305
Provision for income taxes	(39,898)	(54,302)	(41,560)	(30,712)	(12,170)
Minority interest	(2,029)	(2,769)	(3,197)	(3,649)	(3,161)
Net income	$101,712	$140,048	$95,384	$30,266	$22,974

Earnings per share—basic and diluted	$2.31	$3.18	$2.17	$0.69	$0.52
Dividends per share (1)	$—	$0.12	$0.55	$—	$—
Weighted average number of shares outstanding	43,993,827	44,000,000	44,000,000	44,000,000	44,000,000
Other Data:
Capital expenditures	$195,252	$192,662	$129,963	$75,110	$72,639

Cash provided by operating activities	$321,190	$96,804	$169,954	$113,937	$71,720
Cash used in investing activities	$(185,404)	$(203,041)	$(228,158)	$(125,157)	$(73,808)
Cash (used in) provided by financing activities	$166,222	$91,429	$(1,911)	$82,619	$(16,159)

(1)   No dividends were paid in 2008. Dividends paid in 2007 are attributable as follows: $0.17 per share — for the years 2002, 2003 and 2004, $0.08 per share — for the three months ended March 31, 2006 and $0.30 per share - for the nine months ended September 30, 2006.

	At December 31,
	2008	2007	2006	2005	2004
	In thousands of U.S. Dollars
Balance Sheet Data:
Total assets	$1,576,965	$1,533,102	$1,175,936	$920,557	$796,088
Total net assets	644,437	673,124	497,494	387,043	370,916
Total debt(1)	673,190	578,930	442,999	371,646	283,168
Total liabilities	920,665	846,116	659,465	508,895	407,845
Total liabilities and shareholders’ equity	$1,576,965	$1,533,102	$1,175,936	$920,557	$796,088

(1)   Total debt represents long-term and short-term loans, including the current portion of long-term loans, notes payable and vendor financing obligations.

Exchange Rates and Inflation

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia or the CBR. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average (1)	Period End
Year ended December 31,
2008	29.38	23.13	24.98	29.38
2007	26.58	24.26	25.49	24.55
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.31	28.78
2004	29.45	27.75	28.73	27.75

(1)The average of the exchange rates on the last business day of each full month during the relevant period.

On June 16, 2009, the exchange rate between the ruble and the U.S. dollar was 31.15 rubles per one U.S. dollar.

	Rubles per U.S. dollar
	High	Low
May 2009	32.97	30.98
April 2009	34.10	33.17
March 2009	36.23	33.27
February 2009	36.43	34.56
January 2009	35.41	29.39
December 2008	29.38	27.36

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2008	13.3%
2007	11.5%
2006	9.7%
2005	10.9%
2004	11.7%

Source: Central Bank of Russia.

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. Inflation continued to decrease in Russia in 2004 through 2006

The inflation rate in 2008 was affected by several factors relating to the world financial crisis, including adverse trends in pricing, certain administrative decisions of the CBR.

Our operational results are affected by the rate of inflation and the nominal rate of appreciation/ depreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2008, 2007 and 2006, the ruble appreciated in real terms against the U.S. dollar as follows:

	2008	2007	2006
Inflation (1)	13.3%	11.5%	9.7%
Nominal appreciation of the ruble relative to the U.S. dollar (1)	3.1%	6.3%	4.0%
Real appreciation/ (depreciation) of the ruble relative to the U.S. dollar (1)	(19.9)%	6.7%	8.5%

(1) Source: Central Bank of Russia.

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

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

Investors in emerging markets such as the Russian Federation and other CIS countries should be aware that these markets are subject to greater risks than in more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies, such as the economy of the Russian Federation and other CIS countries, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia.  See also “—Risks Relating to the Russian Federation”. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business and Industry

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and certain beverage products depends primarily on demographic factors and consumer preferences, as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence in the markets where we sell our products. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, such as the recent turmoil in the financial markets, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

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

In addition, we currently have production facilities in Ukraine, Georgia, Kyrgyzstan and Uzbekistan and trade operations in Kazakhstan, and our strategy contemplates the acquisition of additional operations in other countries. As with Russia, these countries are emerging markets subject to greater legal, economic, social, tax and political risks than in more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out below in “—Risks Relating to the Russian Federation.”

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy, babyfood and beverages segments so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

Our growth strategy may require additional external financing. Should current market conditions persist, or deteriorate further, we may be unable to secure additional financing on commercially favorable terms or at all.   If we are unable to pursue additional expansion opportunities due to the lack of financing or otherwise, our future growth, results of operations and market share would be materially adversely affected.

We cannot guarantee the successful integration of existing or newly acquired businesses. If we fail to integrate our businesses successfully, our rate of expansion could slow and our results of operations and financial condition could be materially adversely affected.

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

The integration of our businesses, as well as of any businesses we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. The integration of new businesses may be difficult for a variety of reasons, including differing cultures, management styles, systems and infrastructure, poor records or internal controls. In addition, integrating new acquisitions may require significant initial cash investments. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. We cannot assure you that we will be successful in realizing any of the anticipated benefits of the companies that we are now in the process of integrating or that we may acquire in the future. If we do not realize these benefits, our financial condition, results of operations and prospects could be materially adversely affected.

We also may acquire or establish businesses in countries that may represent new operating environments for us and which may be located a great distance from our headquarters in Moscow. We may thus have less control over the activities of these companies and may face more uncertainties with respect to the operational and financial needs of these businesses, and this may hinder our integration efforts.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to successfully expand our operations.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our businesses will continue to grow for the foreseeable future. The operating complexity of our business and the responsibilities of management have increased as a result of this growth, placing significant strain on our managerial and operational resources. Our future operating results depend, to a significant degree, upon the continued contributions of our management and technical personnel.

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

The material weakness in our internal control over financial reporting as identified by our management for the year ended December 31, 2008 is summarized below.

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

Increased competition among juice producers in Russia may materially adversely affect our results of operations.

Although beverages consumption in Russia continues to increase, our beverages product sales volume decreased in 2005 and stayed almost flat in 2006 due to market competition from other domestic producers and increased activity by foreign producers. Although our beverages sales volume increased year-on-year by 10.4% in 2007 and 3.7% in 2008, continued and/or increased competition among juice and bottled water producers in Russia may cause future decline in the sales volumes of our beverages products, as well as affect our beverages prices and profit margins and, consequently, may materially adversely affect our results of operations. “See Item 4. Information on Our Company—B. Business—Business Overview—Beverage products and brands—Market trends and competition” for additional information regarding our competitors.

Consumer preferences for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse effect on our results of operations.

The juice market is very competitive, with more than 20 significant brands in 3 fairly distinct price tiers, and also with noticeable private label offerings. As a result, prices are under pressure, and with the exception of increases for raw materials inflation, price increases in rubles are relatively rare. In terms of raw materials, most juice concentrate, and even sugar, are international commodities and are normally denominated in U.S. dollars or euro. Over 2005, 2006, and 2007, following the international growth trend experienced in general, prices for these commodities were increasing significantly year on year. Towards the end of 2008 prices seemed to be stabilizing, and we believe that in the near term raw material prices are more likely to fall than increase. Nonetheless, while a return to economic growth may be good for revenue, it could also signal increases in raw material prices, which could put pressure on our juice products gross profit margins and, consequently, adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a material adverse effect on our business and results of operations.

Railway and ground transportation are our principal means of transporting supplies and juice and water products to our facilities and customers. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2006, 2007 and 2008. In addition, the uncertainty surrounding oil prices has lead to increased instability and unpredictable fluctuations in fuel and transportation costs.

In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint-stock company, to be followed by the eventual privatization of certain of its functions. This reorganization and privatization have not been completed in accordance with the timetable contemplated in the legislation and it is not clear whether they will be completed at all. However, if the privatization of Russian Railroads or other factors result in increased railway transport costs, thereby decreasing our profit margins, our business and results of operations could be materially adversely affected.

Our inability to develop and maintain awareness of new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business strategy contemplates our entry into new product categories, the development of new products and marketing new brands in existing product lines with the aim of increasing our market share and revenues. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to introduce and offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences, and ultimately our failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and could significantly inhibit our future growth and profitability.

In addition, developing and maintaining awareness of our brands in a cost effective manner is critical to informing and educating the public about our current and future product offerings and is an important element in attracting new consumers. The successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. Brand promotion activities may not yield increased operating revenues, and even if they do, such operating revenues may not offset the operating expenses we incur in building our brands. Furthermore, our ability to attract new consumers and retain existing consumers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company, our shareholders and affiliates or our services could negatively affect this brand image, which could lead to loss of market share and revenues. In addition, our failure to successfully and efficiently promote and maintain our brands may limit our ability to attract new consumers and retain our existing consumers and materially adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media advertising environment, our operational results will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk, sugar and concentrate prices during 2006, 2007 and 2008. Moreover the substantial amount of packaging materials we are buying, as well as other raw materials, for example juice concentrates are denominated in euro and/or U.S. dollars. Exchange rate changes have made packaging materials and other raw materials more expensive for us as the vast majority of our revenues are denominated in rubles.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on the leading national television channels exceeded 31% in 2008. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on Our Company—B. Business—Business Overview.”

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth and changes in personal income levels. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve such growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. The devaluation of the ruble may also hamper our ability to acquire new equipment, as this equipment is often priced in U.S. dollars or euros and, as a result, may become prohibitively expensive. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of powder milk, our production costs will increase significantly in the winter, reducing our profitability during this time period.

In 2007, we experienced significant increases in the raw-milk purchase price. The average weighted raw-milk purchase price paid by us increased in ruble terms by approximately 14% in 2005, 7% in 2006 and 64.8% in 2007. The price increases were due, in part, to droughts in Australia and New Zealand, the world’s largest suppliers of dry powder milk, and due to an increase in demand for milk products in such densely populated countries as China, Indonesia, Algeria and a number of other countries in Asia and Africa. The unprecedented increase in the price of raw and dry milk adversely affected our dairy profit margin in 2007, and continued increases in raw milk prices could further reduce our profitability. Although raw milk prices were stable during 2008, we cannot guarantee that they will not increase further in the future. The shortage of high quality raw milk, coupled with raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information” for additional information.

The Russian government has the power to regulate the prices for goods of social significance, including food products that we make.

Russian federal and regional governments may regulate the prices of certain goods that are considered to have “social significance.”  There is an established list of basic food products that are deemed to have “social significance,” including dairy products such as certain types of milk and kefir. For example, following the rapid growth of raw-milk prices during 2007, the Russian government entered into a voluntary agreement with various food producers and large retail chains in October 2007 in order to “lock-in” prices for certain types of milk, kefir and sour cream. In January 2008, this agreement was extended to May 1, 2008 with prices fixed at the January 2008 level it was not extended and at the moment it is expired. Although this arrangement with the Russian government did not significantly impact our results of operations as we were still able to freely set the prices for the vast majority of our products, any future price regulations by the Russian government of raw milk or food products that we produce may materially adversely affect our business, financial condition and results of operations.

In the event that the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our babyfood business, then our revenues and profits from this business could be reduced.

In 2007 and 2008, babyfood purchases by the Moscow City Government comprised approximately 26% and 18% of the total sales of our babyfood segment, respectively. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the purchase price or the amount of products it purchases from our babyfood business, and we were unable to find alternative purchasers, then our revenues and profits from this business would suffer, which could have a material adverse effect on our financial condition and results of operations.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery stores and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing levels and seek an increase in promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, two of Russia’s largest supermarket chains, Perekryostok and Pyatyorochka, merged in April 2006, which further strengthens the negotiating leverage in their dealings with us. Although we have not yet experienced any material adverse effect on our business, financial condition and results of operations as a result of this merger, we cannot guarantee that we will not experience adverse consequences in the future. A number of large

Western retailers, such as German retailer Metro and French retailer Auchan, have also opened stores in our markets, which will put further pressure on prices.

We also compete with other brands for shelf space in retail stores. Retailers also offer other products, including their private labels that compete directly with our products. The recent economic downturn may change consumer spending patterns and lead to an increase in the consumption of private-label brands and to a decline in the consumption of higher margin national and regional brands, and this may negatively affect our revenues. In addition, retailers in Russia typically charge food and beverage producers, including us and our competitors, for shelf space. If retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, charge unreasonable prices for shelf space, fail to offer sufficient shelf space, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

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

Additionally, although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2007 and 2008 we did not incur material capital expenditures for environmental controls. For a more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

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

Our management-information system is less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management-information system.

Our inability to maintain an adequate management information system may have a material adverse effect on our business. See “Item 5. Operating and Financial Review and Prospects —A. Operating Results— Corporate and Operational Highlights for 2008” for a description of the new Enterprise Resource Planning, or ERP system we are currently implementing.

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

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, our business, financial condition and results of operations could be materially adversely affected. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.” In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business and results of operations.

Failure to receive trademark protection for several of our brand names and images could negatively affect our marketing plans, resulting in increased advertising expenses and a material adverse effect on our financial results.

As of June 16, 2009, we had 89 pending trademark applications in Russia and 24 pending trademark applications abroad. We are also in the process of contesting the rejection of the registration of a number of our trademarks in countries outside of Russia. If trademark status is not granted to the brands included in our pending applications, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and materially adversely affecting our financial results. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital investing plans, excluding expenditures for acquisitions, we invested approximately $130.0 million in 2006, $192.7 million in 2007 and $195.3 million in 2008. We spent approximately $137.3 million in 2006 and $21.8 million in 2007 on acquisitions and approximately $3.3 million in 2008 for the buy out of minority shareholders. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

•                  a lack of external financing sources;

•                  changes in the terms of existing financing arrangements;

•                  slower than anticipated growth in demand for our products;

•                  slower than anticipated revenue growth;

•                  regulatory developments; or

•                  a global economic slowdown and, in particular, deterioration in the Russian economy and economies of other countries we operate in, especially Ukraine and Kazakhstan.

To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADSs or other depositary receipts due to Russian securities regulations, which, until 2005, generally provided that no more than 40% of a Russian company’s shares may be circulated abroad through depositary receipt programs. This limitation was subsequently decreased to 30% in 2008. Our ADS and GDS programs together account for 40% of our outstanding shares (this amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 30%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, results of operations and prospects.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

As of June 16, 2009, to our knowledge, approximately 44.20% of our outstanding common stock was owned by our founding shareholders. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated on January 16, 2002, which requires the parties to vote the same way. This group continues to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders.

If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, as long as the group continues to hold, directly or indirectly, a controlling stake in our shares and act in concert pursuant to the Partnership and Cooperation Agreement, they will have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and as long as they hold, either directly or indirectly, a majority of our shares, they will control the appointment of a majority of directors and removal of directors. The group will also be able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, proposed reorganizations and substantial asset sales or other major corporate transactions. Thus, the group can take actions that may conflict with the interest of holders of our ADSs.

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

Recently adopted changes in Russian law will limit the amount of advertising time permitted on television, which could increase our advertising expenses and have a material adverse effect on our business, financial condition and results of operations.

The new Federal Law on Advertising which came into force on July 1, 2006, limits the amount of time that a broadcaster may devote to advertising to 15% of total broadcasting time per day and 20% in any given hour. From January 1, 2008, advertising was further limited to no more than 15% in any given hour of broadcasting time.

As a result of this new law, the amount of available advertising time decreased. In turn, the reduction in available advertising time led to increased costs to advertisers for purchasing advertising time due to an increased demand for available time slots and a drive by media outlets to recover their losses from the decreased volume of advertising time they are permitted to sell. We are among Russia’s top advertisers.

According to Gallup, we were the twelfth largest advertiser in 2006 and the tenth largest advertiser in 2007 and 2008. In 2006, 2007 and 2008 over 50% of our advertising expenditures related to television advertisements. At the same time, media inflation in Russia has been significant in recent years, exceeding 35% in 2006 and 50% in 2007 and 2008. Imposition of the new law, coupled with overall media inflation in Russia, is likely to continue to increase our advertising expenses. The increased cost of advertising, along with the decreased availability of advertising time slots, may also lead to a decrease in our television advertising which, consequently, could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested-party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge. Additionally, of the 98.2% of the Wimm-Bill-Dann which we own, 15% was acquired in a separate investment tender held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tender for the Wimm-Bill-Dann, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that this tender was not duly held since the participants were under common control, we could lose 15% of our stake in the Lianozovsky Dairy Plant, materially adversely affecting our results of operations.

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

We have grown both organically and through numerous acquisitions. As a result, we are routinely required to register property that we have acquired and/or constructed. Russian property laws, particularly municipal laws in Moscow, are complicated and ambiguous. Among other things, these laws require a registrant to provide the property registration authority with numerous documents from various state authorities, including from construction authorities, land register authorities, tax authorities and fire safety authorities, among others. Each of these entities exercises considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Consequently, a considerable amount of effort, time and money is required to register property in Russia, and notwithstanding these efforts, there is no assurance we will be able to register all of our property on a timely basis. Our failure to timely register our property may result in our inability to properly reflect such real estate in our accounting and tax filings, which, in turn, may lead to the imposition of fines. In addition, we may be restricted on our ability to use unregistered real estate.

Possible implementation of new federal or local government policies or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

The possible implementation of new federal or local government policies or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our profits, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations which were enacted in 2001 subjected in a juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted in 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

Another example of a government regulation that has affected our business is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application to obtain state registration for the product and its inclusion in the State Register of Permitted Food Products. Failure to comply with Regulation No. 988 could cause delays in introducing new food and beverage products, as well as the disallowance of certain tax benefits otherwise available to producers of certain food products, such as baby food. The implementation of this regulation in June 2004 has caused delays in our introduction of certain new products and has increased production costs. We may continue to experience similar delays and increased costs in connection with Regulation No. 988 in the future.

In addition, the Sanitary Rules on Children’s Food Products, which became effective on June 1, 2005, disallow certain tax benefits we formerly enjoyed in relation to some of our baby- food products.

On December 19, 2008, the new technical regulations for all dairy products, including drinking milk, fermented dairy products, cheese, butter, margarine, yogurts and dairy deserts came into force. Recent legislation mandates that products labeled as “milk” should not contain any dry milk, vitamins, or minerals. Any drinking milk that contains these ingredients must be labeled as “milk product” or “milk drink”. We have sought to comply with the new rules and have changed our supply and production processes in accordance with them. For example, we included clauses in our supply contracts that the milk supplied must be in compliance with all of the requirements of these new regulations. Accordingly, we have also made changes to our packaging labels. While we believe that we are in compliance with these new requirements, we cannot guarantee that the relevant regulatory authorities will judge us to be in compliance with these new labeling requirements. In addition, as the regulation applies stricter requirements to raw milk, this may lead to price increases in our raw-milk supply costs which we may not be able to pass on to our customers and consequently have an adverse effect on our results.

On October 27, 2008, a new federal law, “On the technical regulation for juice production from fruits and vegetables,” was adopted and came into force on April 27, 2009. The new regulations provide a definition for juices and nectars, define the level of concentration of juice in finished products, define types of juices and nectars and establish a list of food supplements that can be added into juice products and indicate the maximum permissible concentration of these supplements in juice products. The law also sets requirements for the packaging of juice products and information that is required to be disclosed on the packaging of juice products. These regulations also contain other requirements for juice producers and equipment. All juice products must now be certified according to Russian standards and it is prohibited to sell juice products in Russia without such certification. While we believe that we are in compliance with these new requirements, we cannot guarantee that the relevant regulatory authorities will judge us to be in compliance with these new requirements. We also cannot predict how these new requirements will influence prices on the juice market and, consequently, any potential negative effect on our results.

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

A number of our foreign competitors, such as Danone, Parmalat, Lactalis, Campina, Ehrmann and Onken, have been investing and continue to invest in domestic production facilities, while others, such as Coca-Cola and Pepsi, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability and could have a material adverse effect on our market share. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations. See “Item 4. Information on Our Company—B. Business Overview” for a further description of the recent investments by some of our foreign competitors in Russian production facilities.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

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

Further restrictions on our babyfood business which is categorized as a monopoly, the extension of monopoly status to our other businesses, or a finding that we or our distributors have violated antimonopoly laws could result in further regulation of our prices and restriction on our commercial activities.

Under Russian legislation, FAS may categorize a company controlling over 50% of a market or otherwise able to control the market conditions as a dominant force in such market. Companies controlling over 35% are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area.

Our babyfood business was categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Our Moscow based subsidiary Moscow Baby Food Plant was included on the list of entities holding dominant position in the Moscow region baby food market. In 2007 we merged Moscow Baby Food Plant into our Moscow based subsidiary Wimm-Bill-Dann and received all respective approvals from FAS for such merger. Although Moscow Baby Food Plant no longer exists it is still on the list of entities holding dominant position in the Moscow region baby food market. Wimm-Bill-Dann was not categorized by FAS as entity holding dominant position in the Moscow region baby food market, but any ruling that Wimm-Bill-Dann or any of our other businesses are a monopoly could result in the regulation of our prices and restrictions on our commercial activities.

Any finding by FAS that our businesses have acted in violation of the antimonopoly laws may result in the imposition of substantial fines and the imposition of government-determined prices, restrictions on our activities or expansion, or government-mandated withdrawal from regions or markets where we currently operate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Following the sudden and, in some cases, substantial increases in food prices in 2007, FAS initiated inspections of food producers, including us, as well as distributors and retail chains throughout Russia in order to determine whether these price increases were caused by price collusion among producers and retailers. While we strongly believe that we have not violated and are not currently violating any antimonopoly regulations, it is possible that FAS and its regional divisions will nonetheless determine otherwise.

To date, the regional divisions of FAS have undertaken inspections of our operations in Omsk, Voronezh, St. Petersburg and Ufa.

In Omsk, FAS ended its investigation after finding no violations. In Voronezh, the regional division of FAS found us to be in violation of antimonopoly legislation and assessed us with a fine, although no factual or legal basis was given for this finding. We successfully appealed this decision to the higher FAS body and, as a result, this decision was declared invalid and a new investigation was initiated. This new investigation resulted in a decision according to which we, along with certain other regional producers, were recognized as holding a dominant position in the Voronezh regional market. This finding did not result in any fines and/or any other sanctions.

The investigation in St. Petersburg resulted in a number of antimonopoly proceedings and administrative proceedings in which the St. Petersburg regional FAS alleged that we were engaging in unwarranted price increases for our finished products, as well as purchasing raw milk at below-market levels and assessed fines against us totaling $1.0 million. The investigation in St. Petersburg resulted in 4 antimonopoly litigations and 4 administrative litigations based on two of the abovementioned antimonopoly litigations. One of the antimonopoly proceedings was ceased by St. Petersburg regional FAS. The other antimonopoly proceeding was successfully appealed by us and was found invalid as well as one administrative proceeding based on it and we are waiting that the other administrative proceeding based on this antimonopoly proceeding will also be found invalid. We appealed the other two antimonopoly proceedings which are currently pending as well as administrative proceeding based on one of them. In Krasnoyarsk, the regional FAS has requested that we provide information on the price at which we purchased raw milk this request did not result in any investigation or proceeding against us. In March 2009, the regional FAS in Ufa conducted an investigation against our branch there trying to find some provisions of our distribution contract violating antimonopoly legislation that resulted in proceedings against us for competition-blocking. The proceeding is currently pending.

In June 2008, FAS initiated a new investigation into dairy producers, including us, connected with a decline in raw milk purchasing prices trying to investigate whether there was any collusion among milk producers to drive down the prices paid to suppliers. Although we believe this decline is due to seasonal factors, we anticipate that we will be requested by FAS to disclose detailed information regarding our raw milk purchasing prices. Although we believe that we have complied with regulations on the procurement of raw milk, FAS may find otherwise, and our business and financial condition could be adversely affected.

In November 2007, FAS also initiated investigations of food distributors in connection with the rise in food prices, and several distributors of our products were investigated. Six of our distributors in Voronezh were investigated, and FAS imposed a fine on one of these distributors based, among other things, on a provision in our standard distribution contracts indicating a recommended price for our products, which FAS found to be in violation of the antimonopoly laws. Distributors do not always adhere to our recommended price, and the contract provision was not intended to hamper competition, but, rather, to provide our distributors with guidelines in setting prices for our products. As a result of this ruling, in October 2007, we submitted our template distributor contract, which includes the recommended price provision, to FAS for their approval and confirmation that the contract does not violate antimonopoly laws. FAS approved the contract in March 2008, and we are hopeful that this will mitigate any risk that we or our distributors will be found in violation of the antimonopoly laws in the future based on our distribution contracts.

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

Over the past several years, we have sought and continue to seek to acquire minority stakes in our subsidiaries with the aim of acquiring 100% interests in each of our key subsidiaries. For example, in January 2006, we acquired a 20% stake in our subsidiary Moscow Babyfood Plant OJSC, from minority shareholders for cash consideration of $7.0 million increasing our beneficial ownership to 97.34%. In January 2005, we acquired a 10% stake in our subsidiary Siberian Dairy Plant from minority shareholders for cash consideration of $1.1 million increasing our beneficial ownership to 87.1%. In March and April 2004, we acquired a total additional 6.2% of our subsidiary Tsaritsino Dairy Plant from our minority shareholders for cash consideration of $3.4 million increasing our beneficial ownership to 97.6%. In addition, we acquired a 47.7% interest in our subsidiary Ufa Dairy Plant in September 2003 from minority shareholders for cash consideration of $3.1 million increasing our beneficial ownership to 96.5%.

Should we proceed to consolidate our businesses, we may trigger a legal requirement that we redeem shares on shareholders’ demand. According to amendments to the Federal Law on Joint-Stock Companies, which came into effect on July 1, 2006, a holder of more than 95% of shares in an open joint-stock company has the right to buy out the remaining shares from the minority shareholders for cash consideration equal to the amount determined by an independent appraiser. The new amendments also require a person purchasing 30%, 50%, 75% or more shares in an open joint-stock company to offer to other shareholders of this entity to sell their shares at a price not less than the acquisition price of the respective stake. Pursuant to this requirement, in 2007 we bought a 4.71% stake in Ochakovo Dairy Plant for cash consideration of $3.3 million and 0.60% of ordinary shares and 1.16% of preferred shares in Nazarovo Dairy Plant for cash consideration of approximately $0.4 million for both stakes, a 33.51% stake in Obninsk Dairy Plant for cash consideration of $11.9 million and a 13.24% stake in Angarsk Dairy Plant for cash consideration of $0.8 million.

In 2008, we acquired an additional 2.6% interest in WBD Beverages for cash consideration of $3.3 million. As a result of this transaction, we obtained 100% control in WBD Beverages.

Although we are and strive to be in compliance with all regulations related to consolidation, we can not guarantee that some of our minority shareholders may bring claims against us. See “Item 4. Information on Our Company—A.History and Development” for a description of our subsidiary mergers in 2008 and 2009.

Risks Relating to Our Financial Condition

We may be adversely affected by the current economic environment.

As a result of the credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), decreased prices for major export commodities (including oil and metals) and other macro-economic challenges currently affecting many of the economies in which we operate, our consumers’ disposable incomes and our vendors’ cash flows may be adversely impacted. Consequently, customers may modify or decrease their consumption of our products and our equipment, raw material and packaging material vendors may significantly increase their prices. A decline in consumption or material changes in pricing or financing terms for our purchases of equipment, raw material and packaging may have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.

Since the summer of 2007, turmoil in the international credit markets, the recession in the United States and several major European economies and the collapse or near collapse of several large banks and financial services companies in the United States and United Kingdom have resulted in increased volatility in the securities markets in the United States and across Europe, including Russia. In addition, many financial market indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008, and continue to be depressed as of the date of this annual report. Continued volatility in the United States, European and/or Russian securities markets stemming from these or other factors may continue to adversely affect the price of our shares and ADSs.

The current downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation of this downturn may negatively impact our ability to obtain financing on commercially reasonable terms and the level and volatility of the trading price of our shares and ADSs, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, and the World Bank forecasted inflation to reach between 11%-13% in Russia in 2009. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including our $250 million syndicated loan that we received in 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including our $250 million syndicated loan agreement and any of our other senior-debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial condition and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of our $250 million syndicated loan agreement as well as some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person acting alone or together with other persons (excluding several of our major shareholders acting individually or as a group as well as their successors, and inherits): (i) has or acquires, directly or indirectly, in aggregate more than 25% of our voting shares (whether by virtue of any issuance, sale or other disposition of such shares, any merger or other transaction having a similar effect or any voting trust or other agreement), or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors or our chief executive officer, or (iii) has or acquires the power to cast or control the casting of more than 25% of our voting rights.

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

As Russian tax regulations do not allow Russian companies to pay taxes on a consolidated basis, i.e., to offset the losses of one subsidiary against the profits of another subsidiary, we are seeking to merge certain companies within each of our segments in an effort to optimize the tax rates applicable to us. Under Russian law, such mergers would be considered reorganization and the merged subsidiaries would be required to notify their creditors of this reorganization. Russian law also provides that, for a period of 30 days after the notice, these creditors would have a right to accelerate the merged subsidiaries’ indebtedness and demand reimbursement for applicable losses. In the event that all or part of certain of our subsidiaries’ indebtedness is accelerated in connection with the mergers, we and such subsidiaries may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected. In addition, our inability or failure to consummate the mergers may prevent us from optimizing our tax rates and our effective tax rate may increase as our operations continue to expand.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

We have outstanding indebtedness primarily consisting of our $250 million syndicated loan agreement, bank loans and obligations under equipment financing. As of December 31, 2008, our consolidated total debt was approximately $673.2 million, of which $75.5 million was secured by equipment. Our interest expense for the year ended December 31, 2008 was $44.5 million, net of amounts capitalized.

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

Our ability to service, repay and refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under and acceleration of our other indebtedness. The recent global financial crisis and the highly volatile financial markets may materially adversely affect our ability to access the capital and credit markets at a time when we would like or need to do so, which could have an impact on our ability to refinance maturing debts and/or react to changing economic and business conditions. See also “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds there from may not be sufficient to meet our debt-service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

Over the past 15 years, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar and, in particular, it has significantly depreciated against the U.S. dollar in 2008 as a result of the ongoing global financial crisis. For example, on December 31, 2008, the official exchange rate published by the CBR was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on January 1, 2008. Furthermore, various press reports suggest that the ruble will continue to depreciate against the U.S. dollar through 2009, and as of June 16, 2009, the exchange rate was 31.15 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On June 16, 2009, the official exchange rate was 43.30 rubles per one euro, as compared to 41.44 rubles per one euro on January 1, 2008.

The CBR from time to time has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the CBR to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance the budget without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

A majority of our capital expenditure and liabilities and borrowings are either denominated in various foreign currencies. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with our financial ratios or timely fund cash payments on our indebtedness. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment.

Furthermore, if the ruble declines against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar- and/or euro-denominated indebtedness. The devaluation of the ruble would also result in losses in the value of assets denominated in rubles, such as ruble cash deposits.

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

Russian legislation currently permits the conversion of rubles into foreign currency. Although we are not aware of any proposals from Russian authorities to impose new restrictions on ruble convertibility, we cannot guarantee that the Russian authorities will not, as a result of the global financial crisis, take future actions to restrict or otherwise hinder the free convertibility of the ruble into foreign currencies. Any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could materially adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. As a result of the current financial crisis, we face an increased risk that our customers and/or debtors may refuse to or be unable to comply with their payment obligations. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could materially adversely affect our results of operations.

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

If the various initiatives we have used to reduce our tax burden are successfully challenged and/or our ability to recover VAT and take advantage of certain tax benefits are disallowed by the Russian tax authorities, we may face significant losses associated with the assessed amount of tax deemed underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden and several of our tax initiatives have been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged methods similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax deemed underpaid and related interest and penalties. These losses could have a material adverse effect on our financial condition and results of operations.

Failures or alleged failures by our suppliers to comply with their tax obligations may negatively affect our ability to recover VAT and increase our tax liabilities.

In 2006, the tax authorities found some suppliers dealing with certain of our subsidiaries (Moscow Babyfood Plant, Trading Company Wimm-Bill-Dann, Wimm-Bill-Dann and Ochakovo Dairy Plant) to be negligent in complying with their tax obligations. Specifically, the tax authorities have claimed, among other things, that these suppliers are, in some cases, not registered as taxpayers, have not provided tax returns and/or not paid their taxes in full or at all. Although our subsidiaries perform extensive due diligence on each of their suppliers, they are not able to scrutinize thoroughly every aspect of each supplier’s business, including whether the supplier is in full compliance with respect to its tax duties. As a result of these alleged breaches by certain of our suppliers, the tax authorities have refused to reimburse VAT paid by our subsidiaries in an amount totaling approximately $1.0 million for services rendered and goods provided by such suppliers. They also refused to discount profit tax paid by our subsidiaries to the budget from the amounts under transactions with such suppliers. We challenged the tax authorities’ refusal to reimburse VAT to Ochakovo Dairy Plant and Trading Company Wimm-Bill-Dann in four separate law suits and, in each instance the court ruled in our favor.

Failures or alleged failures by our suppliers to comply with their tax obligations may lead to claims against us from the tax authorities. For example in 2007, Trading Company Wimm-Bill-Dann received a demand from the tax authorities to pay taxes that were reimbursed to us in the aggregate amount of $0.5 million based on the decision by the tax authorities that our supplier was negligent in paying its tax obligations. We filed a court claim seeking to invalidate this claim.

Although the court ruled against us in the first two instances, the court of the third instance ruled in our favor and remanded the case back to the court of first instance for consideration. After being reconsidered in the court of first instance, we appealed the decisions of the courts that partially upheld our claims to the Constitutional Court of the Russian Federation, claiming that the existing tax practice is inconsistent with the Russian Constitution. The case is currently pending.

In addition, in 2008 the Russian tax authorities carried out an audit of Wimm-Bill-Dann for fiscal years 2004 through 2006 and found some of our suppliers negligent in paying or complying with their tax obligations and demanded that we reimburse VAT and income tax in the aggregate amount of approximately $7.8 million. In November 2008, we appealed this decision to higher tax authorities and in the court of first instance. The higher tax authorities partially invalidated these claims and reduced the total claims to approximately $2.0 million. The court proceeding is still pending.

To the best of our knowledge, in December 2008, the Moscow Regional service of the Russian Interior Ministry launched an investigation against us for alleged tax code violations. We believe that this investigation is based on an assessment by the Russian tax authorities for the fiscal years 2004 through 2006. We believe that there is no legal basis for this investigation, and we have lodged an appeal with the Moscow City Prosecutor’s Office. The investigation is currently pending. Although we continue to provide the results of due diligence carried out on our suppliers to the relevant Russian authorities, we cannot exclude the possibility that some of these suppliers will be found to have been negligent by the tax authorities.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured. The weak banking infrastructure in Russia also exposes us to an increased risk of unauthorized transactions or charges on our accounts due to bank error or actions by computer hackers.

In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the CBR requirements. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. According to Standard & Poor’s, which in October 2008 revised the outlook on its long-term sovereign credit rating for the Russian Federation from “stable” to “negative,” Russia is at risk of recording a deficit by 2009. In addition to anticipated slower asset growth on the Russian banking market, the Russian Federation is facing significant inflation, a significant decline in stock prices and a substantial outflow of capital from the country. The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

There is currently a limited number of sufficiently creditworthy Russian banks and few ruble-denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

During the banking crisis in 1998 we have also experienced problems with transmitting tax payments through certain Russian banks and, as a result, are experiencing difficulties with the Russian tax authorities. In particular, between 1998 and 2007, several of our subsidiaries received tax assessments from the Russian tax authorities for tax arrears totaling approximately $8.0 million. Each of these tax assessments resulted from the failure of the subsidiaries’ banks to transfer tax payments to the state budget upon receiving the relevant payment orders. While the Russian Tax Code provides that a taxpayer is deemed to have paid a tax when the corresponding payment order is received by the taxpayer’s bank, press reports indicate that the Russian tax authorities have been actively and often successfully challenging such payments if the tax payment is not in fact received due to the failure of the bank to transfer such payment. Russian courts often rule in favor of the Russian tax authorities in such cases.

We challenged these assessments and, in each instance, the assessments were either declared invalid by Russian Arbitration Courts or otherwise resolved by us. There are currently no pending lawsuits in respect of our subsidiaries’ failure to transmit tax payments through certain Russian banks. However, it is likely that the Russian tax authorities will continue to appeal court rulings in our favor and issue new assessments based on the same grounds to us and/or our subsidiaries.

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

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations.

Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all “controlled” transactions, provided that the transaction price differs from the market price by more than 20%. “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions are established for operations with securities and derivatives. Russian transfer pricing rules are vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. Moreover, the Ministry of Finance of the Russian Federation is in the process of drafting amendments to the transfer pricing legislation, which may come into force in the near future. The implementation of these amendments are expected to considerably toughen the existing law, as the proposed changes are expected, among other things, to effectively shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices. If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations.

Additionally, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions.

Risks Relating to our Shares and ADSs and the Trading Market

Government regulations may limit the ability of investors to deposit shares into our ADS facility.

The ability of investors to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, under Russian securities regulations, no more than 30% of a Russian company’s shares and no more than 25% with respect to strategically important companies may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the new lower threshold does not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

Because our ADS program is regularly at or near capacity, purchasers of our shares may not be able to deposit these shares into our ADS facility, and ADS holders who withdraw the underlying shares from the facility may not be able to re-deposit their shares in the future. As a result, effective arbitrage between our ADSs and our shares may not always be possible. Our shares are listed and trade on the RTS. Due to the limited public free float of our common stock, the public market for our shares is significantly less active and liquid than for our ADSs. The cumulative effect of these factors is that our shares may from time to time, and for extended periods of time, trade at a significant discount to our ADSs.

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Many jurisdictions, such as the United Kingdom and the United States, recognize a distinction between legal owners of securities, such as the depositary, and the beneficial owners of securities, such as the ADS holders. In these jurisdictions, the shares held by the depositary on behalf of the ADS holders would not be subject to seizure in connection with legal proceedings against the depositary that are unconnected with the shares.

Russian law may not, however, recognize a distinction between legal and beneficial ownership of securities. Russian law generally treats a depositary as the owner of shares underlying the ADSs and, accordingly, may not recognize ADS holders’ beneficial ownership therein.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying the ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against our depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved could lose their rights to such underlying shares and all of the money invested in them.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for the ADSs and relevant requirements of Russian law.

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Federal Law on Joint Stock Companies and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

The market price of our ADSs has been and may continue to be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from January 1, 2008 to December 31, 2008, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $13.68 per ADS to a high of $144.40 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•                  periods of regional or global macroeconomic instability;

•                  variations in our operating results and other food and beverage companies;

•                  changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•                  announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•                  variations in national and industry growth rates;

•                  actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

•                  changes in government legislation or regulatory developments in our target markets affecting us, our customers or our competitors;

•                  announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•                  general economic conditions within our business sector or in Russia; and

•                  impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

You may be unable to repatriate your earnings from our ADSs.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is a limited market for the conversion of rubles into foreign currencies outside of Russia and limited market in which to hedge ruble and ruble-denominated investments.

ADS holders may not be able to benefit from the United States-Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals has been reduced from 30% to 15% effective from January 1, 2008. This tax may potentially be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, or the United States—Russia income tax treaty, provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends and U.S. ADS holders may be unable to benefit from the United States—Russia income tax treaty. See also “Item 10. Additional Information —E. Taxation” for additional information.

Capital gains from the sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of shares and securities of Russian organizations, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition of the foregoing types of securities on foreign stock exchanges by non-resident holders who are legal entities or organizations are not subject to taxation in Russia.

The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. The Russian tax laws do not give a definition of how the “source of income” should be determined with respect to the sale of securities, other than that income from the sale of securities “in Russia” should be considered as Russian source income. As there is no further definition of what should be considered to be a sale “in Russia,” the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria.

Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives “in Russia” by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See also “Taxation.”

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

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated there under may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

The lack of a developed share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a developed share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

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

Russian thin-capitalization rules could affect our ability to deduct interest on certain borrowings.

Russian thin-capitalization rules limit the amount of interest that can be deducted by a Russian company on debt payable to non-resident shareholders. Until January 1, 2006, these rules applied only to loans issued to a Russian company by a foreign company owning directly or indirectly more than 20% of the share capital of the Russian company. However, thin-capitalization rules that came into effect on January 1, 2006 extend the rules’ application to debt issued to a Russian company by another Russian company that is affiliated with such foreign company, as well as to debt issued to a Russian company which is secured by such foreign company or such affiliated Russian company. It is not yet fully clear how these new rules will be applied in practice by the Russian tax authorities.

Risks Relating to the Russian Federation

Economic Risks

Economic instability in the countries where we operate could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Most notably, following the Russian government’s default on its ruble-denominated securities in August 1998, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in the immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a substantial decline in the prices of Russian debt and equity securities, and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the subsequent near collapse of the Russian banking sector, with the termination of banking licenses of a number of major Russian banks. This crisis had a severe impact on the economies of Russia and the other CIS countries.

While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. For example, the current financial crisis, as well as any future economic downturns or slowturns in Russia or the other CIS countries where we operate could lead to decreased demand for our products, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition and results of operations. In particular, the recent financial crisis has led to a managed devaluation of the ruble creating a significant decline in Russia’s gold and foreign currency reserves.  In addition, the Russian economy is experiencing decreased production of goods and services, a fall in consumer demand and a decline in real wages and an increase in the inflation rate. The decline in global prices for raw materials, especially for oil and natural gas, has weakened the government’s finances and may lead to a budget deficit and a decrease in Russia’s GDP in 2009 and beyond.

The physical infrastructure in Russia is in poor condition, which could disrupt our normal business activities.

The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past two decades. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. In addition, the road conditions throughout Russia are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of the physical infrastructure in Russia harms the national economy, adds costs to doing business and generally disrupts normal business activities. Further deterioration of the physical infrastructure in Russia, as well as the other countries where we operate, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past as well as during the recent financial crisis, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and elsewhere in the CIS, and businesses in these countries could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing.

Political and Social Risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. The other CIS countries where we operate are similarly vulnerable.

Current and future changes in the Russian government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Potential conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability.

The Russian Federation is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia, and several terrorist attacks have been carried out in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in a significant dislocation of authority. Both the local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international presses have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our business, financial condition, results of operations and the value of the shares and ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our business, financial condition, results of operations and prospects.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest, particularly during the current financial crisis. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial condition, results of operations and prospects.

Legal Risks and Uncertainties

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

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, are relatively new, whereas other laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties remain undeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•                  FSFM;

•                  FAS;

•                  CBR; and

•                  various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

The judiciary’s lack of independence, its relative inexperience and occasional abuse of discretion and the difficulty in enforcing court decisions could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be guaranteed. The court system is underfunded and judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. In addition the Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

These uncertainties also extend to property rights. For example, during Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, in recent years, the Russian tax authorities have brought tax evasion claims aggressively on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations, prospects, and the value of the shares and ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Federal Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•               this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•               the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law impose significant additional obligations on us.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•                  decisions with respect to a reorganization;

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

Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year after the date of repurchase, we have to reduce our charter capital accordingly.

There is little minority shareholder protection in Russia.

Minority shareholder protection under Russian law principally derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has been poor. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

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

The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition and results of operations.

The discussion below provides general information regarding Russian taxes and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in the ADSs. See also “Taxation.”

In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, corporate income tax, value added tax, property taxes, excise duties, payroll-related taxes and other taxes.

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of “unjustified tax benefit,” which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, during the eligible three-year period by a superior tax authority. In addition, on July 14, 2005, the Constitutional Court of the Russian Federation, or the Constitutional Court, issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, recent amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year term. There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

Anti-crisis tax measures were recently adopted to help businesses. Such measures include, among others, the reduction of the corporate income tax rate from 24% to 20% starting from January 1, 2009, the acceleration of tax depreciation and the increase in interest expense deductibility thresholds.

The Russian tax authorities may take more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may now be challenged. The foregoing factors raise the risk of the imposition of arbitrary or onerous taxes on us, which could adversely affect the value of our shares and ADSs.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a “substance over form” approach. We cannot offer prospective investors any assurance that additional tax exposures will not arise in the future. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. For example, tax laws are unclear with respect to deductibility of certain expenses. This uncertainty could possibly expose us to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Other Risks

We have not independently verified information we have sourced from third parties

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

Item 4. Information on Our Company

A.            History and Development

We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovsky Dairy Plant in Moscow and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to their perceived higher quality and novelty and, since its introduction, the “Wimm-Bill-Dann” name has become a brand name recognized in the majority of Russian households.

In order to take advantage of the opportunities arising from the privatization of Russian state-owned assets, our current shareholders began acquiring shares in the Lianozovsky Dairy Plant in Moscow, and continued to expand their juice production business. Following their acquisition of a majority stake in the Lianozovsky Dairy Plant in 1995, they added dairy products to the portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

•                  In 1995, we acquired majority control of the Lianozovsky Dairy Plant (renamed as Wimm-Bill-Dann in 2006);

•                  In 1996 and 1997, we acquired majority stakes in the Moscow Babyfood Plant, the Tsaritsino Dairy Plant and the Ramenskiy Plant (renamed as Wimm-Bill-Dann Beverages in 2007);

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

•                  In 2002, we acquired a 100% interest in the Roska Dairy Plant (renamed Baltic Milk in 2004) in St. Petersburg;

•                  In 2002, we acquired control of production site in Tula and a large warehouse complex in the Moscow region;

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

•                  In April, July and September 2005, we acquired three raw milk production companies, Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms;

•                  In July 2005, we acquired 66.3% control of the Obninsk Dairy Plant in the Kaluga region which we increased to 96.45% in May 2007 and to 99.84% in December 2007;

•                  In July 2005, we acquired a 100% interest in the Kursk Babyfood Plant in the Kursk region;

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

•                  In December 2005, we acquired a 100% interest in the Pervouralsk City Dairy Plant in the Sverdlovsk region;

•                  In January 2006, we increased our aggregate ownership in the Moscow Babyfood Plant to 97.3%;

•                  In September 2006, we acquired a 100% interest in the Surgut City Dairy Plant in Western Siberia;

•                  In November 2006, we acquired 93.74% control of the Moscow-based dairy producer Ochakovo;

•                  In December 2006, we acquired 100% control of the Omsk-based dairy producer Manros-M; and

•                  In December 2006, we acquired 83.36% control of Angarsky Dairy Plant (MOLKA), one of the largest dairy enterprises in Irkutsk region;

•                  In October 2007, we acquired 100% control of dairy producer Georgian Foods in Tbilisi, Georgia.

•                  In July through December 2008 we increased interest in the WBD Beverages up to 100% by acquiring additional 2.6% interest from minority shareholders.

Our operations are currently organized into three separately reported segments: dairy, beverages and babyfood, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001. In addition, at the end of 2004, we created a separately managed non-core business unit called “Agro” for the purpose of buying and managing a select number of dairy farms in certain Russian regions. “Agro” is currently reported as part of our dairy division.

In order to improve our corporate structure and management, as well as to reduce our expenses in 2007, we merged 14 of our subsidiaries (Tsaritsino Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant) into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant). In 2008 we merged nine other subsidiaries into Wimm-Bill-Dann (Surgut Dairy Plant, Ochakovo Dairy Plant, Obninsk Dairy Plant, Pavlogradsky Dairy Plant, Krutinsky Dairy Plant, Angarsky Dairy Plant (MOLKA), Anna milk, SP Julia, Va-Bank-2000).

We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “WBD”. Each ADS represents one underlying share of our common stock.

According to Standard & Poor’s global scale, our corporate credit rating is BB-, and Moody’s Investors Service ranks our Corporate Credit rating as Ba3 In 2008 Standard & Poor’s Governance Services assigned our Governance, Accountability, Management Metrics and Analysis (GAMMA) score 7+, which is the highest score in Russia.

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

B. Business Overview

We are one of Russia’s largest manufacturers of food products. Our reportable business segments in 2008 were dairy, beverage and babyfood. In 2008, the dairy segment accounted for 74.2% of our sales, the beverages segment, which includes juice and bottled mineral water, accounted for 16.8% of our sales and the babyfood segment accounted for 9.0% of our sales.

Since our founding in 1992, we have become the market leader in Russia in the dairy market and one of the market leaders in the juice market. In the dairy market, according to an AC Nielsen study of 24 major cities, including Moscow and St. Petersburg, we were the market leader at the end of 2008 with a 31.0% market share in value. In the Russian juice market, according to a Business Analytica survey of Russia as a whole, we had a 17.9% market share in value at the end of 2008. In 2008 we strengthened our market leadership in the babyfood market with a 25.0% market share in volume terms (according to MEMRB), while our value share reached 18.3%.

We currently have 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia as well as distribution centers in 30 cities throughout Russia and the CIS. During 2008, we employed, on average, 18,485 people.

We offer our consumers a full range of quality branded dairy, juice, water and babyfood products, using carefully selected raw materials, modern production technology and strict quality control. All of our products are made according to our own recipes and reflect our understanding of consumer demands and tastes.

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

•                  Enriched juice-based drinks;

•                  Mors, a traditional berry-juice-based drink made from natural berries;

•                  Bottled natural mineral water; and

•                  Drinking water.

Our babyfood products include:

•                  Liquid dairy products for infants under the age of three;

•                  Juices and water for infants under the age of three;

•                  Meat, fish, poultry, fruit, vegetable and dairy purees for children aged three and under;

•                  Dry formula for feeding babies, developed in close co-operation with the Research Institute of the Russian Medical Academy;

•                  Products for pregnant women and nursing mothers; and

•                  Other food products for children.

Business Goals and Strategy

Our strategy for the period 2009-2012 is to build upon our strong existing brands (‘brand equity’), established market position, strong management team and organizational resources and scale within Russia and the CIS in order to increase sales and profitability, realize long-term efficiency gains, strengthen market position and increase shareholder value over the long term. We will also seek to maintain our position as one of Russia’s leading fast-moving consumer goods (FMCG) companies with key profit ratios for our industry.

Our approach takes into account both the challenges and opportunities presented by global financial downturn and its impact on the economies of Russia and CIS. We are making use of our experience gained during the 1998 financial crisis to make short and medium-term adjustments to our product mix and marketing efforts, as well as endeavoring to maintain sustainable debt ratios. We believe that the continued implementation of our long-term strategy, with its emphasis on building upon existing brand equity, cost controls and innovation will better position us to weather the economic downturn as well as benefit from a future recovery in consumption.

Business Goals

Our business goals for 2012 are aimed at achieving qualitative and quantitative results which increase the shareholder value of the Company and establishing foundation for sustainable growth over a five to ten-year time horizon. As Russia’s leading manufacturer of food products, it is both our core mission and a vital component of our individual and corporate brand image to be acknowledged by both consumers and regulators as one of the country’s top food companies in terms of health and nutrition.

Among the goals we will endeavor to achieve by 2012 are:

•                  our top-10 brands by revenue should be among the top-50 FMCG brands in Russia.

•                  newly launched and innovative products should be making a substantial contribution to our revenue, while we should have enhanced the market positions of our top existing brands in dairy, beverages and babyfood.

•                  strengthen our route-to-market execution so that we have greater control over how our products are sold at the outlet level to ensure the integrity and quality of our products and brands.

•                  we will be widely recognized as one of Russia’s employers of choice, offering top opportunities for personal and career growth, in order to attract and retain the most talented personnel.

Business Strategies

Our strategy is focused on the core principles of Growth, Efficiency and Winning Organization. These principles are relevant across all of our business units as well as departments serving the group as a whole, including Marketing, Sales, Operations, Finance, Human Resources, Research and Development and Corporate Communications. These key elements are as follows:

•                  Growth: growing brands to increase market share in all segments, grow margins and profit and increase our future potential in the marketplace via:

•          Focused marketing: make our strategic brands truly national, optimizing our portfolio and channeling investment and other resources to core brands which will serve as a base for innovation and entry into new categories and segments;

•          Increased market share: seek to have the best product offering in leading product categories as well as making the requisite investments in marketing to grow the equity of our brands and allow for accelerated innovation and further quality improvements;

•          M&A: enter new product categories and geographic markets through carefully selected acquisitions;

•          Driving margins and profitability: intelligently manage pricing and volume mix, optimize input costs (recipes, raw materials and packaging) and better manage discounts and bonuses;

•          Improved route-to-market: further develop a winning distribution model while aiming to achieve status as best supplier for our partners and superior sales execution in key cities and channels.

•                  Efficiency: optimizing the supply chain, increasing the efficiency of our assets and reducing working capital via:

•          Cost optimization: reduce supply-chain and procurement costs, cut the unit cost of manufacturing and optimize production lines while making the best use of existing assets;

•          Strict management of working capital: reduce inventories and increase the effectiveness of expenditure through tight controls over capital investments as well as marketing and sales costs.

•                  Winning organization: build an agile, fast learning team capable of executing well and fast via:

•          Developing human potential: provide continuous opportunities for training and further education while developing career plans and identifying key skills;

•          Rewarding performance: establish clear incentives for success and space for innovation;

•          Creating the right environment: maintain strong corporate culture based on values and creativity, establish clear lines of responsibility and reporting while reducing both the institutions and mindset of bureaucracy wherever possible.

Current Operations

Dairy Industry

Consumption. Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively solid development of the market for traditional dairy products and a more rapidly developing market for yogurts and desserts.

We estimate, based on a combined data from Comcon, AC Nielsen, USDA, Euromonitor, Canadian dairy and Russian State Statistics, that per capita consumption of packaged dairy products in Russia was approximately 65.3, 67.4 and 65.5 kg per year in 2006, 2007 and 2008, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. In addition, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced and higher-margin products such as yogurt and dessert dairy products. The spike in raw milk prices observed in 2007 caused retail price increases for dairy products and this partially offset consumption growth in 2008. We estimate that per capita consumption of traditional packaged dairy products in Russia decreased by 3% to approximately 52.2 kg in 2008, from approximately 53.8 kg in 2007. The per capita decrease was driven by strong inflation observed in Q4 2007.

Since its first widespread commercial appearance in Russia in the early 1990s, the popularity of yogurt has increased. For instance, the consumption of such products as drinkable yogurt, functional foods/drinks and flavored milk is relatively high among certain groups of consumers and comparable with milk consumption levels. While, the per capita consumption of these products remains relatively low, we believe that this segment of the dairy market has a high long-term growth potential as household incomes increase in Russia over time.

According to our estimates, annual per capita consumption of yogurts and dairy desserts in Russia was also affected by the inflation in late 2007 and decreased by at least 3% to about 8.4 kg in 2008.

According to our estimates, annual cheese consumption (yellow, white and processed) in Russia stayed flat at approximately 4.9 kg per capita in 2008.

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

The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. The milk processing sector, however, still remains fragmented, and currently includes over 1,400 registered producers compared to 1,600 in 2006, according to the official register of manufacturers. The process of consolidation in the sector is under way, with the less efficient producers going out of business or being acquired by larger companies.

In addition, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina, Lactalis and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy market. Until the recent economic downturn, the market for desserts was growing at a higher rate than the traditional dairy market. It is also developing to cater to changing consumer tastes with more attention being paid to fresh health and wellness products.

We have made significant investments in the development of our own farms and also establishing long-term relationships with third-party raw milk suppliers. These steps help us to address the seasonal problem of raw milk deficits and increase the quality of the raw milk we purchase. The government has also started a large scale program aimed at the revival of the agricultural sector in Russia, which we see as an important and helpful development.

Juice and Mineral Water industries

Consumption. Before the early 1990s, consumption of juice products in Russia was limited. Juice products manufactured in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruit such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when it fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. While Russian juice consumption levels have recovered from the effects of the 1998 financial crisis, it is still relatively low compared to most European countries.

We estimate that annual per capita juice and mineral water product consumption in Russia in 2008, 2007 and 2006 was approximately 21.0 liters, 21.1 liters and 18.7 liters, respectively, based on data of Business Analytica and Canadean.

Consumption of bottled water in Russia is now on par with juice consumption. We believe that Russia has strong growth potential in this sector in comparison with per capita consumption in developed markets.

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

The juice product market began recovering in 1999, and since then, has experienced significant increases in sales volume, stimulated by rising Russian incomes and an increased interest in health issues, as well as by the advertising efforts of juice-producing companies.

In addition, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2008, according to a Business Analytica survey of ‘Total Urban Russia’ (cities with a population of over 100,000 people), the four largest producers in Russia had an 84% share of the juice market. The industry has been experiencing consolidation, as demonstrated by the increase in acquisition activity. According to the Business Analytica survey, during 2008, there were more than 200 brands of juice products in the Russian juice market, although 10 of them accounted for 72% of the market. The bottled-water market in Russia is characterized by a large number of brands, including local brands that are strong in the regions where they are produced. In addition, the leading brands in Moscow differ from those with leading market shares in many of the regions outside of Moscow. According to Business Analytica, in 2008, the top-ten bottled water producers in Russia had jointly a 67% market share in Moscow and a 61% market share in the ten largest cities of Russia in value terms. This difference is largely due to the prominence of local or regional producers in certain regions outside of Moscow whose water products have traditionally benefited from consumer loyalty in those regions.

Babyfood Industry

Consumption. The babyfood market in Russia is comprised of five main segments:

•                  liquid dairy products (milk, kefir, cottage cheese and curd desserts, yogurts, liquid formula);

•                  juice and water;

•                  purees (including fruit, vegetable and meat);

•                  powdered formula;

•                  other products (cereals, puddings, soups, biscuits, tea).

According to our estimates, from 2003 to 2008, the babyfood market in Russia grew by 99% in volume terms, mainly due to growing category penetration. We estimate that over 80% of nationwide babyfood product sales are in the European part of Russia.

In 2006, the Russian government launched a nationwide program aimed at improving the health of the nation and increasing the birth rate, which we believe has had a positive impact on the babyfood market. Within the framework of the program, mothers get additional compensation for the birth of their second and following children. More and more Russian women go back to work shortly after giving birth. Many of them rely on ready-to-eat babyfood.

Production. The babyfood market emerged in Russia in the early 1990s with a government plan to build approximately 110 production sites throughout the country to develop babyfood products such as meat, fruit, vegetable, grain and fish purees and various dairy products. Although only a small number of these government-sponsored production sites have since been built, domestic and foreign producers of babyfood started to acquire production facilities in Russia in the second half of the 1990s. Since 2000, the babyfood market has grown substantially with additional types of products being introduced and increased consumption due to the increasing birth rate in Russia.

In the individual product categories, foreign producers currently dominate the powdered formula and cereals market, while domestic producers hold leading positions in the liquid dairy products and supplemental infant food market.

Our products and brands

Our dairy, beverage and babyfood products accounted for 74.2%, 16.8% and 9.0% of our net sales in 2008, respectively. Our principal geographic market is Russia, with Moscow being the most significant one. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales accounted for by our main business lines, our reported annual production volumes and their growth rates:

	2008	2007	2006
Dairy products
Sales (in million USD)	2,095.9	1,852.5	1,320.9
Annual sales growth (% year on year)	13.1%	40.2%	31.6%
Percent of total sales	74.2%	76.0%	75.0%
Sales volume (in th. tons)	1,453	1,599	1,354
Annual volume growth (% year on year)	(9.2)%	18.2%	13.2%
Beverage products
Sales (in million USD)	473.2	414.1	324.1
Annual sales growth (% year on year).	14.3%	27.8%	6.9%
Percent of total sales	16.8%	17.0%	18.4%
Sales volume (in million liters)	509	491	445
Annual volume growth (% year on year)	3.7%	10.3%	2.1%
Baby food products
Sales (in million USD)	254.5	171.8	117.2
Annual sales growth (% year on year)	48.2%	46.6%	33.5%
Percent of total sales	9.0%	7.0%	6.6%
Sales volume (in th. tons)	111	87	66
Annual volume growth (% year on year)	27.5%	31.9%	14.7%
Total net sales (in million USD)	2,823.6	2,438.3	1,762.1

Dairy Products and Brands

Our principal dairy product lines, types of products, principal brands, and their approximate percentage of our total dairy revenue in 2008, 2007 and 2006 are as follows:

Product line	Main brands	Approximate percentage of total dairy in 2008	Approximate percentage of total dairy in 2007	Approximate percentage of total dairy in 2006
Essential Dairy	“Vesely Molochnik”, “M”, “Kubanskaya Burenka”, “33 Cows”, “Pastushok”	41%	41%	39%

Value-Added Dairy	“Little House in the Village”, “Beauty”, “Imunele”, “Chudo”, “Bio-Max”, “Lamber”, “Mazhitel”	59%	59%	61%

The Russian market for packaged dairy products has several defined market segments. It can also be divided into non-branded and branded products, although non-branded products generally cover only the lower segment of the market. Our branding policy is designed to ensure we reach customers in most of the segments with the right mix of brands, products and packaging formats. We support strong national brands, as well as a few key local brands which are well established in their respective regions. The following chart illustrates our estimates of the current market segment positioning for our major brands, as well as a general description of the purchasers which each market segment covers:

Production line	Purchaser material well- being scale	Traditional products	Yogurts and dairy desserts	Health- oriented enriched products	Cheese Products
Premium	Enough money to buy major household appliances, monthly income above $500 per family member	“Little House in the Village”	“Bio-Max”	“Beauty”, “Imunele”, “Bio-Max”, “Mazhitel”	“Lamber”

Value for Money	Enough money to buy food and clothing, but not enough to buy major household appliances	“33 Cows”, “Na Zdorovye”, “Vesely Molochnik”, “Slavyanochka”, “Kubanskaya Burenka”	“Chudo”		“Vesely Molochnik”

Econom	Enough money for food only	“Zavetny Bidonchik”, “Pastushok”, “Nash Doctor”	“Frugurt”, “Lada”

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

Market trends and competition. According to our estimates, the total market for packaged dairy products in Russia was 9.3 billion liters in 2006, 9.6 billion liters in 2007. In 2008, the market declined to 9.3 billion liters due to significant price increases, caused by the growth of global raw milk prices at the end of 2007. Over the short-term, we believe that consumption may stay flat or even decline due to the current economic downturn and the potential reduction of household incomes in Russia. At the same time, given existing low per capita consumption, we see this market segment as providing a long-term opportunity for growth. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dairy-dessert products. We also expect continued growth in the consumption of products with extended shelf life, including sterilized milk.

While a certain degree of consolidation is taking place in the Russian dairy industry, the milk processing sector in Russia remains fragmented and includes more than 1,400 large, medium and small enterprises. Due to the high degree of fragmentation, the market is very competitive in pricing terms. From 2000 to the present, we have expanded our distribution capacity, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly expanding our regional product offerings as consumer spending has grown steadily in the regions. Cutting costs and improving the quality of our products remain our main focus areas. We believe that these strategies and strengthening marketing investment have increased public awareness and loyalty to our products and will help us mitigate the negative effects of the current economic downturn. We have also increased our production of value-added products that are available in attractive and convenient packaging.

In the dairy market, according to an AC Nielsen study of 24 major cities, including Moscow and St. Petersburg, we were the market leader at the end of 2008 with a 31.0% market share in volume terms*. In the traditional dairy market, we lead the market with a 30.3% market share in volume terms. In the enriched dairy market, our share was 25.0% in volume terms at the end of 2008. In yogurts and desserts, we were the market leader with 44.2% in volume terms.

In traditional dairy, we compete primarily with local producers, such as Unimilk, Voronezhsky M.K. (Molvest), as well as with a number of smaller regional producers. In enriched dairy, we compete primarily with Groupe Danone. In the segment for yogurts and desserts and, to some extent, for children’s foods products, we compete with foreign producers such as Danone, Campina and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

•          Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurts, as well as a dairy plant in the Moscow region. We understand that Danone may have plans to build a new plant in Siberia. Both domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. Key brands are Activia, Actimel, Rastishka and Danissimo. According to the AC Nielsen study of 24 cities, in 2008, Danone had a 12.3% market share in yogurts and desserts in volume terms and a 7.2% share of the total Russian dairy market in volume terms.

•          Unimilk, the second largest dairy holding company in Russia. Unimilk has over 25 dairy production facilities in Russia and two in Ukraine. Its largest production facility, the St. Petersburg-based Petmol, produces a wide range of dairy products. According to the AC Nielsen study of 24 cities, in 2008, Unimilk had a 14.9% market share in traditional dairy, a 7.9% market share in yogurts and desserts and 14.7% share of the total Russian dairy market in volume terms.

•          Ehrmann, a German company producing yogurts at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the AC Nielsen study of 24 cities, Ehrmann had a 4.1% market share in yogurts and desserts in 2008 in volume terms.

•          Voronezhsky M.K., a Russian company producing a wide range of dairy products. Its main brand names are Vkusnoteevo and Ivan Poddubniy. According to the AC Nielsen study of 24 cities, Voronezhsky M.K had a 4.1% market share in traditional dairy and a 3.7% share of the total Russian dairy market in volume terms in 2008.

•          Campina is an international co-operative dairy company that specializes in production of milk, yogurt and desserts. Its main brand names are Campina, Fruttis, Nezhniy, Stupinskoe and Yogho!. In May 2008, Campina and Friesland Foods, another large international dairy co-operative, signed a merger agreement. According to the AC Nielsen study of 24 cities, Campina had an 8.0% market share in yogurts and desserts in 2008 and a 1.2% share of the total Russian dairy market in volume terms.

Recent trends also indicate that industry consolidation may lead to the emergence of larger domestic producers, which could become our significant competitors.

* Dairy market shares stated for our company and its competitors exclude cheese and butter

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers in the past generally tended to focus on niche markets, usually in the premium segment, they are now increasingly offering products to the average Russian consumer with an average income. For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Lactalis and German company Hochland. In 2004, Lactalis acquired Foodmaster International, a company owning seven dairy factories in Kazakhstan, Moldova and Ukraine that produce milk, kefir, sour cream, yogurt and cheese. In Russia, Lactalis owns Lactalis Istra, a factory located near Moscow with capacity to produce up to 6,000 metric tons of cheese annually, and in Ukraine it owns a dairy plant in Nikolaev that produces various dairy products. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional dairy sector.

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

•      “J7,” covering 14 kinds of fruit and berry juices and nectars

•      “100% Gold,” covering 9 kinds of fruit juices and nectars

•      “Lovely Garden,” covering 17 kinds of fruit and berry juices and nectars, 5 kinds of juices and nectars enriched with vitamins and 3 kinds of traditional Russian berry drinks

Enriched juice-based drinks	• “J7 Exotic an exotic fruit juice and nectar range and “J7 Imunno” an enriched variety

Traditional berry-juice-based drinks	• “Wonder Berry,” covering 4 kinds of berry-juice based drinks.

Mineral water

•      “Essentuki,” covering 3 kinds of therapeutic mineral water (Essentuki #4, #17 and #20)

•      “Novoessentukskaya,” covering 1 kind of therapeutic mineral table water

•      “Rodniki Rossii,” covering drinking table water in gas and still varieties

The juice market consists of three basic segments, and WBD juice products are presented in all of them.  We have benefited from investments into “J7” and Essentuki marketing and distribution during 2007 and 2008.

For example, in 2007, we introduced new packaging design and marketing approaches for “J7” branded products. The main packaging for the brand remains Tetra Prisma and PET packaging. The portfolio of “Lovely Garden” was improved and strengthened via additional introductions of ‘Future Consumption’ packs and smaller format 0.5 liter packs, which had not been used previously for “Lovely Garden”. In addition, the use of 2-liter packaging was extended to other flavors and 1.5-liter packs were launched along with the 0.5 liter format in three flavors. “Wonder Berry” remained in 1-liter and 0.33 liter packs. At the end of 2007, we moved from 0.425 liter PET bottles to 0.39-liter formats for “J7” and “Lovely Garden”. A new pack design in new Tetra Prisma packaging was launched for “100% Gold” juices and nectars in the 1-liter format. In 2008, we launched “J7 Imuno” enriched line, “Lovely Garden” line was extended with “Iced Grapefruit” and “Winter Story” seasonal flavors.

In 2007, “J7” was repositioned to the premium segment. The following chart illustrates our estimates of the current market-segment positioning for our major brands, as well as a general description of the purchasers within each market segment:

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry- juice-based drinks	Other juice- based drinks	Mineral water
Premium	Aged 20-45 Men and women in the middle to upper-middle income bracket	“J7”	“Wonder Berry”	“J7 Exotic”	“Essentuki”

Value for Money

Aged 20-45

• Men and women in the middle to upper-middle income bracket

• Active, optimistic and open-minded

Aged 25-45

• Primarily married men and women with children in the middle income bracket

• Self-confident, rational, but not trend setters

		“100% Gold Premium” “Lovely Garden”	“Lovely Garden”		“Rodniki Rossii”

Econom	Aged 25-45 Men and women typically with children and below average incomes; family oriented	“100% Gold Classic”			“Novoessentukskaya”

Our main water brand is produced at factories from underground wells in the Essentuki area of Russia. Our mineral water products are positioned in each of the three segments of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. We remain committed to expanding our Essentuki production capacity. At the end of 2008 we introduced the “Rodniki Rossii” natural drinking water brand.

Our aim in the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral and drinking water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water products from competing purified water brands.

We believe that our primary competitors in this area are Pepsi’s “Aqua Minerale” and Coca-Cola’s “BonAqua,” as well as “Saint Springs”, “Shishkin Les” and “Arkhyz”. We have positioned our brand in a more up-to-date style, accentuating the fact that it is naturally produced mineral water, and offer both still and carbonated waters in a variety of sizes, providing consumers with an enhanced choice.

Market trends and competition. The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000.

The longer term growth of household incomes in Russia and the increasing preference for juice over fresh fruit has driven the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to Business Analytica, in Moscow, which had higher average per-capita incomes than most other parts of Russia, the average consumption of juice in 2007 was approximately 51 liters per capita, as opposed to national per capita consumption of approximately 21.5 liters per capita (according to a Canadean survey). The most dynamic growth in recent years has been in the lower-middle price bracket, which we expect will continue to drive market growth in the foreseeable future.

The total market for juice products, defined as the total consumption of domestically produced and imported products, accounted for 3,007 million liters in 2008, according to Business Analytica, from 3,030 million liters in 2007. The market declined in 2008 due to a significant price increases in the juice market. We believe that the present economic downturn may result in a slight decline in volumes in 2009.

The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that significant growth opportunities lie in the regions of Russia. In many of these regions juice is still a novelty and we believe that with rising household incomes there will be a growing demand for juice offerings in the lower-middle price segment. The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and building stronger relationships with distributors possessing direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share.

In the Russian juice market, according to a Business Analytica survey of Russia as a whole, we had an 18% market share in value terms at the end of 2008.

Our principal competitors in the Russian juice market include the following companies:

•                  Multon is based in St. Petersburg and, according to Business Analytica, had a 22% market share in Russia in 2008. Dobry, Rich and Nico are key brands of the company. Multon has gained significant market share since 1998 primarily through aggressive pricing policies and advertising. In 2007 it launched the Rich Fruit drinkable puree. Multon was acquired by Coca-Cola in April 2005.

•                  Lebedyansky is based in the Lipetsk region and, according to Business Analytica, had a 26% market share in Russia in 2008. Tonus, Ya, Fruktovy Sad and other brands have become well-known among Russian consumers. In March 2008, PepsiCo announced the acquisition of 100% of Lebedyansky juice business.

•                  Nidan is a Novosibirsk-based Russian company that had a 15.0% market share in Russia in 2008. Moya Semya is a major brand of the company. Other key brands are Caprise and Champion. In 2007 Lion Capital, a British investment fund, acquired 75% of Nidan’s shares.

The market shares presented above for our principal competitors are in value terms and are as of the end of 2008.

The market for mineral water is characterized by rising consumption, as well as many local brands that are strong in their respective home regions. According to Business Analytica, the total market for bottled water in Russia slightly increased to 3,395 million liters in 2008 from 3,349 million liters in 2007. Russian bottled-water producers dominated the market, with a 66% market share in value terms, while the combined share of the two market leaders, PepsiCo and Coca-Cola, amounted to 34%, according to a Business Analytica survey of Russia’s 10 largest cities in 2008. According to the same survey, we were among the top-ten water producers in Russia, with a 2.7% market share by value in 2008. Market growth in recent years has been driven mainly by the increased consumption of bottled water sold in large format packaging and which is consumed for drinking and used for cooking. While there may be a short-term negative impact on the market due to the present economic downturn, we believe that this market will continue to expand over the longer term due to increasing awareness of the importance of food and water quality.

Babyfood products and brands

Our babyfood products, sold under the “Agusha” brand, include liquid dairy babyfood, juice, purees and products for pregnant and nursing women. These products are mainly produced at the Moscow Dairy Babyfood Plant and at the Kursk Babyfood Plant, with production launched at Manros-M in Omsk in March 2008. In 2008, babyfood products comprised 9.0% of our total sales.

We are currently developing our babyfood division by focusing on geographical expansion, developing a full range of products and increased production. In addition, we plan to launch new products, and expand the range of the existing ones.

To further expand our geographical reach and widen our portfolio, we acquired the Kursk Babyfood Plant in July 2005 and re-launched it after an extensive modernization in April 2007. The plant sources certain of its raw materials from its own fruit orchards, and our acquisition of the plant allowed us to expand our babyfood product range to include fruit and vegetable purees.

Market trends and competition. The babyfood market in Russia has been experiencing dynamic growth in recent years, supported by improved market conditions, including rising average incomes, more stringent government regulation of babyfood production and the introduction of various state-supported social programs aimed at improving domestic birth rates and providing maternity assistance. As a result of these improved conditions and increased consumer demand, domestic production of babyfood products has increased over the last few years, with certain of Russia’s major juice and dairy producers increasing their production capacity and introducing new babyfood brands. Foreign producers are also active in the market and, similar to the dairy and juice markets, several such producers have begun to focus on establishing local production capacity in Russia. The babyfood market is already consolidated, with the top six players accounting for approximately 73% of the total value in 2008, according to MEMRB. Given the present low per capita consumption and the long-term trend of increasing household incomes, we believe this market segment continues to have strong growth potential. Another factor driving the growth of the Russian babyfood market is the increase in the number of infants aged four and under by 3.5% in 2005, by 2.5% in 2006 and by 2.6% in 2007, according to the Federal State Statistics Service.

According to MEMRB, we were the market leader in dairy products for babies and infants in Russia in 2008, with a 73% value share.

New Product Development

For a leading consumer-goods company operating in an ever more competitive marketplace, we rely on the process of innovation in order to strengthen our market position and win market share in other segments. A high-technology research and development capability is a crucial competitive advantage for us and a key to our long-term profitability growth.

Our Research and Development (R&D) base, employing more than 20 people, is located at Wimm-Bill-Dann in Moscow, the company’s flagship enterprise and one of the largest and one of the best technically equipped dairy production facilities in Europe. The factory has its own testing platform and its R&D capacity creates and tests new products for the company’s dairy, beverages and babyfood units. It works closely with our production units across the company and with our marketing division to combine intelligence and research about changing consumer habits and patterns to develop new products.

Innovations include enriched versions of existing products, new formats and packaging for popular products — changing how they are consumed — and wholly new products for the Russian market. New packaging technology can turn a product into a convenient snack or meal, such as “Vesely Molochnik” kasha with a spoon. All of these innovations are aimed at providing higher margin goods for the company and nutritious, convenient and tasty foods for the consumer.

Looking forward, new product development is being conducted in line with our mission of providing healthy, high-quality and safe foods for the entire family. Functional foods, products aimed at women and convenience products for busy lifestyles are key areas of focus. The department is working to develop new, enriched products that deliver added nutrition through the use of biologically active ingredients that help deliver essential nutrients. In the first quarter of 2009 we launched our new mineral water “Rodniki Rossii” brand and multicategory “Zdraivery” brand for children. In babyfood, R&D is focused on filling out our range and enhancing product quality.

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

Throughout 2007 and 2008, we actively developed our yogurt and dairy dessert products. For example, in mid-2008, we introduced Chudo spoonable yogurts and curd desserts in a family format.

In 2008, we also extended the line of “Chudo” whipped fruit curds, and we added four ‘double flavor’ products to this product category. We launched a new curds and spoonable yogurts product line, representing a new type of product for the Russian marketplace.

In the beverages segment, we launched new vegetable tomato-based varieties under our “Lovely Garden” brand during 2008. We also introduced Rodniki Rossii natural still and carbonated mineral water in 1.5 liters format and in 5 liters family format, our first water brand in the value segment.

In the babyfood segment we launched a new dry formula product under the “Agusha” babyfood brand in 2008, including the “Gold” line and “Original” line, each with two varieties.

The “Agusha” Gold line is a formula enriched with essential vitamins, microelements and fatty acids especially developed to meet the needs of the babies. The formula reinforces immunity, enables comfortable digestion, and aids in brain and eye developments.

The “Agusha” Original line of dry formulas aids the healthy growth of older babies. Both varieties of formula were developed by our R&D experts in close co-operation with the Research Institute of Russian Medical Academy. Additionally, during 2008, we launched five kinds of dry cereals enriched with fruit. These products offer a mother and her baby healthy options to supplement a dairy-based diet. The product range of “Agusha” purees was also extended with six new varieties of vegetable purees for babies aged eight months and older. We continue to develop new products under our “Agusha” brand.

Advertising and Marketing

Brand building and marketing have always been at the core of our business. Since the early 1990’s, we have built brands into household names in Russia and the CIS, from the “J7” brand of juice to one of Russia’s first yogurts under the “Chudo” brand to “Agusha” a popular babyfood brand.

Our marketing strategy is directed at turning our leading portfolio of brands into an even stronger competitive advantage. We will aim to accelerate brand building based on a deeper understanding of consumers and a faster reaction to new trends in the marketplace. As the cost of advertising on Russian television continues to rise, we will concentrate on more focused and more efficient campaigns to reach target consumer audiences.

Our investment in some 10 power brands in 2007 and 2008 is aimed at increasing their average selling price and market share, while achieving the right product mix. We believe our most successful brands still have considerable untapped potential.

In juice, the “J7” brand saw radical changes in 2007, with a new advertising campaign, new packaging, improved taste profile and new pricing structure.

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

Our advertising and marketing expenditures of $57.9 million in 2005, $76.2 million in 2006, $138.0 million in 2007 and $142.3 million in 2008 constituted 4.1%, 4.3%, 5.7%, and 5.0% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase significantly due to market competition and annual media inflation. According to Gallup, in Russia, we were the tenth largest advertiser in 2005, the twelfth largest advertiser in 2006, the tenth largest advertiser in 2007 and the tenth largest in 2008. In 2007, we began systematic testing of the quality of our advertising and continued this in 2008. We saw positive results with several key brands, including “J7”, “Little House in the Village”, “Chudo” and “Agusha”. In 2008 developed strong commercial campaigns for the “J7”, “Chudo” and “Agusha” brands.

We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets. We also plan to continue our aggressive advertising and marketing of selected new products.

We have also built brand awareness through charitable work and sponsored events. For example, we sponsor International Charity Foundation events benefiting orphans through the “Hope around the World” program, as well as several other charitable organizations. We also serve as a trustee of the Charity Foundation for Special Grants, which was headed by the late Mstislav Rostropovich, a prominent Russian musician.

Sales and Distribution

According to Russia’s Federal Statistics Agency, total retail sales in Russia grew 13.0% year-on-year in 2008.

Seven Russian regions (Moscow, St. Petersburg, Moscow region, Sverdlovsk region, the Republic of Bashkortostan, Tyumen region and Krasnodar region) accounted for 42.1% of total retail turnover, including 17.1% in Moscow alone.

In recent years, individuals in Russia have been spending an increasing percentage of their incomes on consumer goods. In 2008, the cash income of the population grew 19.9% compared to 2007, and purchase of goods and services grew by 25.9%. This income growth has led to growth in demand as well as a change in its structure, as consumers began to buy more expensive and higher quality goods.

Notably, the share of products being sold in open markets continued to decline sharply in 2008. According to the Business Analytica, the beverages segment retail volume at open markets in 2008 was 12.8% in comparison with 15.6% in 2007. The dairy retail volume at open markets, according to an AC Nielsen, was 8% in 2008, comparing to 10% in 2007 and in babyfood volume declined by 0.7% in 2008, according to the MEMRB. The decline of open markets reflects the fact that modern stores provide a more comprehensive range of products across a wider range of price categories. Consumers are also increasingly dissatisfied with the quality of products, environment and lack of convenience inherent in shopping at open markets.

The absolute size of the retail market has continued to grow every year, with Russia’s regional markets seeing the fastest rate of recent growth. According to Business Analytica and AC Nielsen data, the share of sales via modern formats, such as supermarkets, hypermarkets and discounters, in the overall volume of retail sales is increasing rapidly. According to Business Analytica, the share of juice sold in modern format outlets grew from 11.6% of total juice sales in 2006 to 13.5% in 2007 and to 16.8% in 2008. The corresponding share of all dairy products grew from 63% in 2006 to 67% in 2007 and to 73% in 2008 (according to an AC Nielsen).

In Moscow, the country’s largest single market, this ratio is considerably higher and in the last few years, foreign and domestic retail chains have focused on expanding in large regional cities, in particular targeting fast-growing but under-served regions such as the Urals and Siberia. We believe that the expansion of retail chains creates additional opportunities for market expansion and has a generally positive effect. In particular, retail chains provide increased business transparency, new technologies that enhance sales and marketing efforts, and offer manufacturers new opportunities to increase the volume and geography of sales.

Sales

In 2008 we significantly increased our retail coverage and undertook the reorganization of our sales and distribution functions in order to increase efficiency. As a part of this long term plan we merged our dairy and babyfood sales forces. As a result, we increased sales in our babyfood group by 48.2% in value terms, while reducing selling and delivery costs.

In 2008, as part of our strategy to expand of the geography of our distribution network, we launched two new distribution centers in Sochi and Izhevsk. In order to improve the control procedures over trade marketing activities provided by the distribution centers we hired a team of regional field managers. We also sell our products directly from production sites.

A key part of our strategy is to enhance control over the “route-to-market” and collaborate with retailers to ensure key brands are well positioned in retail outlets, priced correctly and maintained at the same high quality as when they left the factory. Investment in our own fleet of cold-chain delivery vehicles represents a substantial upfront cost, but ensures better control and flexibility over deliveries of perishable dairy products. Across the Company, improvements are being made to the supply chain to reduce costs, maintain quality and tightly track products from the factory to the consumer.

Another key strategic direction is the development and increased efficiency of our field sales force. In particular, we implemented Oracle Demantra software that optimized our sales and production forecasting process which is essential in terms of general economic downturn. In addition, we implemented a sales-force information system which allowed us to control and manage the direct sales of each independent distributor.

We also implemented new merchandising standards which improved the availability and off-take of some of our higher margin products. In the dairy and babyfood segments we produce and distribute various fresh products with short shelf lives and providing effective cold chain is the one of pillars of our supply chain strategy.

Distribution

Due to differing consumption patterns and product characteristics, our dairy, babyfood and beverage businesses require different distribution strategies. We have therefore built two distribution systems: one for our dairy and babyfood, and the other one for beverage products. At the same time, we use the same marketing approach in each business and take advantage of synergies between the systems to the extent possible. We are also developing our sales through exclusive distributors, who dedicate 100% of their business to our products.

We sell our products through various sales channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open air markets, pavilions and restaurants.

Independent distributors

In order to improve the transparency of our relationships with independent distributors, in 2008 we started implementation of a sales-force information system which will allow us to control and manage the direct sales of each distributor with further roll-out starting 2009.

As a percentage of total sales during 2008, in value terms, we sold 49% of our dairy products, 72% of beverages and 39% of babyfood products through large chains of independent distributors and this process is supervised by our sales teams.

All of our dairy distributors in Moscow are exclusive to us and do not distribute the dairy products of our competitors. We have also implemented a segmentation program among the Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy market. A number of independent distributors, with which we have established relationships, purchase dairy, beverage and babyfood products from us. In 2008 we started to consolidate our base of distributors and decreased the total number of distributors from 240 to 173, which has increased our ability to manage the distribution system more effectively while, at the same time, enhancing the profitability of our partners by providing them with greater economies of scale.

During 2008, our beverage-product distribution network consisted of 16 regional sales offices throughout Russia. In Moscow, our independent distributors act principally as logistical coordinators, as our sales representatives work directly with retail outlets and other customers in making sales, while relying on the distributors to execute the orders, carry out deliveries and collect payments. Outside of Moscow, we rely more heavily on our independent distributors. Some of our beverage distributors have teams devoted exclusively to the sale and distribution of our products.

Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. We launched our Internet-based ordering system in Moscow in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002, we began using this automated order system with our smaller independent distributors as well

In 2004, we worked with and invested in our independent distributors in Moscow to establish warehouses and transportation infrastructure capable of fully supporting a “cold supply chain” in order to maintain our products’ integrity, freshness and nutritional value.

Direct sales

As the share of chain retailers grows, our strategy is to increase the share of our own direct sales to them.

As a percentage of our total sales during 2008, in terms of product value, we sold 38% of our dairy products, 23% of beverages and 25% of babyfood products directly through our national and local key accounts. We believe that the importance of these customers to our business will continue to grow in the coming years. We want to become and remain the supplier of choice for these customers by further developing key supplier relationships and improving customer service standards.

While we increased national and local key-account relationships and sales in 2008, the economic downturn has had an impact on the business of these clients. Liquidity problems and large debts led to some retail chains experiencing problems with solvency and even caused the bankruptcy of two key accounts.

In connection with this, we toughened our credit policy and are carefully tracking the financial condition of our partners. We have also increased our efforts to reduce receivables.

Export program

We began exporting our juice products, in particular our “Wonder Berry” traditional berry-juice drinks, to Western markets in 1999, mainly focusing on Russian communities abroad. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

We currently export our juice products to the United States, Canada, certain CIS countries, France, Israel, Latvia, Estonia and Lithuania, Mongolia and China. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Kazakhstan, Georgia, Armenia and Moldova, and we further developed our distribution channels, marketing efforts and sales in Belarus during 2008. We also export our “Essentuki” mineral water, principally to the United States, Canada and Moldova. Our production facilities were certified in 2007 to export “Essentuki” to Ukraine.

The Lianozovsky Dairy Plan (2004), Tsaritsino Dairy Plant (2005) and the Rubtsovsk dairy plant (2007) have received licenses to export dairy products to the European Union (EU). During the licensing process, all of the equipment and production, technological and control processes at the plants were inspected to ensure compliance with international norms and standards based on the principles of Hazard Analysis and Critical Control Points (HACCP). The EU license is accepted by a majority of CIS countries as an indicator of high quality and safety.

We routinely participate in trade shows in foreign countries and work with foreign distributors on promotional campaigns and product tastings (e.g., “Green Week”, “ANUGA” and “SIA”). We also engage in market testing and market research in, as well as one-off deliveries to, foreign countries in order to determine the attractiveness of potential future markets. We are a five-time recipient, most recently in 2008, of “The Best Industry Sector Exporter” award from the Trade and Economic Council of the Russian Ministry of Economic Development and Trade.

When we export our products to any other country, we seek to ensure that we are compliant with the applicable legislation governing the import of food products into that country. Independent distributors have, in a few cases, attempted to export our products to other countries that did not meet applicable legislation.

Production and raw materials

Production efficiency and quality

Our Quality System (QS) is a clearly defined set of procedures that aimed at ensuring control of the quality process control and quality assurance.

Our QS undertakes Supplier Assessment audits to ensure that our suppliers provide materials that meet our exacting quality standards. This includes raw materials for making our products, packaging and equipment. Our experts work with existing and prospective suppliers to ensure their goods can demonstrate compliance with our quality, safety and performance standards. Suppliers are graded and assigned Key Production Indicators (KPIs) based on criteria that measure product quality, delivery, cost and responsiveness. This work not only ensures suppliers meet our standards but helps make them more efficient, lowering our input costs.

The QS plays a critical role in the ongoing technological integration across all of our factories and trading groups. In the dairy business unit, where we have made substantial investments since 2003 in modernizing acquired production facilities, quality control experts have led the Unification Project, aimed at establishing tight coordination of the manufacturing process at a number of our geographically dispersed plants. The consistent application of manufacturing procedures and technology ensures that plants operating thousands of kilometers apart can make products with consistently high and uniform taste and quality.

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

The Trade QS measures the quality of the product and packaging once our products enter the market place. Under a system launched in 2007, trade sampling and laboratory analysis compare products against our specifications and provide a Quality Index calculation determining whether a product meets the high standards set by us for our consumers.

In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production, Moscow State University of Applied Biotechnology, All-Russian Institute of Dairy Industry and the GFL-Laboratory in Berlin, Germany. This collaboration has provided our employees with scientific advice, solutions to technical problems and on-site training. We also work closely with several multinational raw material and additive suppliers in order to benefit from their collective technical expertise as we develop new products and evolving quality standards.

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

In addition to compliance with the relevant Russian quality standards, we strive to ensure that our products conform to the quality standards of organizations such as the World Health Organization, l’Association Francaise de Normalisation and the Food and Agricultural Organization, as well as EU regulations. We are also a member of the International Federation of Fruit Juice Producers, the Russian Union of Juice Manufacturers and the Russian Dairy Union. Additionally, we assist relevant Russian government agencies in initiating and developing regulations for the Russian market.

To improve the feedback and answer questions from our consumers, we have established a nation-wide toll-free hot-line in Russia and Ukraine. The number is printed on our packaging used for all of our products.

We have been upgrading and expanding our facilities with advanced technological engineering. Our significant investments in manufacturing have enabled our products to compete with those of leading domestic and international manufacturers. For example, at the Wimm-Bill-Dann and Tsaritsino Dairy Plants, we installed new equipment improving the quality of raw milk used in production; at the Timashevsk Dairy Plant, we installed an automated system that controls production processes; and at the Vladivostok Dairy Plant, we modernized the water purification system. In addition, the reconstruction of the Moscow Babyfood Plant and installation of new production lines there have allowed us to improve the quality of the products produced at this plant. All of the lines at the Moscow Babyfood Plant are now equipped with aseptic technology. The method of ultrafiltration we use at this plant also allows us to produce children’s cheese paste which retains its most beneficial nutrient, serum protein, giving it a higher nutritional value than similar products manufactured at other plants.

During 2006, we installed a new and innovative line for fruit preparation that allows us to improve the quality of jams used in our products. A unique technology for aseptic dairy-based sauce production was developed and implemented at Wimm-Bill-Dann. A new filling line with a tunnel autoclave was installed at the Kursk Babyfood Plant. New technologies for purification of raw juice were implemented at Ramenskoye.

In 2007, we completely overhauled our newly acquired plants, Manros and Angarsky Dairy Plant (MOLKA). They are now fully operational. We ceased operations at Ochakovsky Dairy Plant and moved the production facilities to our other subsidiaries.

We continued to extend the Company’s Quality and Safety Management System. In 2008, our Quality and Safety Management System was certified as being in compliance with the requirements as set out by international quality standards; fourteen of our dairy and three of our beverage plants were granted ISO 9001 Certificates, and five of our dairy and two of our beverage plants were granted ISO 22000 Certificates. During 2009, we plan to develop and certify the Quality and Safety Management System for a number of other operations.

One of our strategic objectives is to improve the status of the production test laboratories operating at our production facilities. By the end of 2008, 95% of our operations successfully completed the process of accreditation and were granted laboratory accreditation certificates pursuant to GOST R ISO/MEC 17025.

Food Raw Materials

The main raw materials we use in our production include the following:

•                  raw milk, which we generally obtain from domestic farmers;

•                  powdered milk, which we generally obtain from our own production, domestic producers or import;

•                  bacteria cultures, which we generally import;

•                  flavorings, which we generally import;

•                  sugar, which we generally buy locally;

•                  juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

•                  other ingredients such as frozen fruits, aromas and stabilizers.

The prices of each of these raw materials are generally volatile.

Our purchasing policy is to build long-term strategic relationships with our partner suppliers. We have focused on developing partnerships with established leaders in the field of local and global food production, including the leading Russian and international producers of sugar, fruit concentrates and purees, powder milk, frozen fruits and ingredients.

We purchase almost all of our raw materials from producers and do not engage in a significant amount of barter transactions. We purchase certain raw materials such as bacteria cultures, juice concentrates and flavors from foreign manufacturers when products of appropriate quality are not available locally.

With the aim of ensuring a stable supply of raw milk at reasonable and forecasted prices, ensuring consistent quality of milk and balancing out seasonality, we are moving towards long-

term milk supply contracts, leasing milking and refrigeration equipment to local producers, providing selected local milk producers with working capital loans, assisting with long-term subsidized bank financing arrangements, contracting directly with farmers and avoiding middlemen and working with the state authorities that regulate this sector.

“Milk Rivers” program. We have strengthened our position in the dairy market by developing our own network of raw-material suppliers, in significant part through investments that support agricultural producers.

In the summer of 1999, we merged and formalized these programs under our “Milk Rivers” program, through which we provide local farms with trade loans, feed, and leased combine-harvesters and milking and refrigeration equipment. In selecting farms to participate in this program, we choose only those that seek to increase the quality of their products and raise the productivity of their herds. We also look for producers that can help balance out the seasonality in raw milk production volumes.

Under the Milk Rivers program, we have leased milking and refrigeration equipment for terms, which typically vary from one to five years to agricultural enterprises located in the Moscow and other regions, including Voronezh, Nizhny Novgorod, Ufa, Novosibirsk, Krasnodar and Altai. The lease receivables are primarily denominated in U.S. dollars, euros and rubles. Equipment leased out to farms includes milking and refrigeration equipment for accelerated milk cooling and the temporary storage of milk at farms and other technical devices that increase the productivity of farms. The type of equipment provided depends on the needs of each particular farm.

We have also offered seminars and lectures to our Milk Rivers program participants to help them improve the quality of the milk they produce.

Other initiatives. A key factor for enhancing the milk productivity of a herd and increasing its milk quality is the availability of a good feed base. This particular problem is one of the most acute issues in recent years and is due to harvesting problems linked to a lack of modern harvesting machinery on Russian farms. For this reason, the second stage of the Milk Rivers program has entailed providing new fodder-harvesting machines to a number of the participating agricultural enterprises. German company Doppstadt, through its joint-venture in St. Petersburg, is our partner in this project.

In February 2008, we opened a new mega-farm complex in the Volosovsk District near St Petersburg, built in place of the Trud collective farm, which we had acquired in 2005. The state-of-the-art farm is designed for 1,200 Holstein milking cows.

Seasonality

The demand for our dairy products is higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months, we generally experience lower demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we have commenced and expanded the production of powdered milk at some of our dairy production facilities for use in production during the winter months.

The demand for our juice products traditionally peaks during the April/May period and again in December. We believe that the high demand during April through May is related to the public’s heightened desire for vitamin-rich food and drink products during the transition from winter to spring, and the high demand in December is related to increased juice consumption during the holidays.

The demand for both dairy and juice products in southern Russia rises in the summer due to an increase in the number of tourists.

Sales of certain babyfood products are affected by seasonal factors. In particular, sales of juice and purees for babies are typically 10-15% higher during the summer months, while sales of liquid dairy baby products are typically 5-8% lower in the summer due, in part, to the fact that many

Russians travel to the countryside for vacations in the summer and are unable to transport such products, which have a short shelf life.

Packaging

Tetra Pak supplied approximately 65% of our total packaging materials in value terms in 2008 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements.

As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants.

We have established similar relationships with companies such as SIG Combibloc (aseptic paper for juice and milk) and Elopak (nonaseptic paper for dairy products).

As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Gofra, Gotek, Stirolplast, Formaline, Formaplast, Eximpack, Lukoil-Neftekhim and Planet Thermoforming.

We are focused on two main areas building our procurement strategy:

•                  standardization of specifications for raw materials and packaging allowing group purchasing; and

•                  strategic relationships with key group-wide suppliers

These two factors are directed at allowing us to benefit from economies of scale, which we believe will lead to enhanced effectiveness and cost optimization.

Trademarks and Patents

We have registered brand names and trademarks throughout Russia and in other countries. We keep track of our intellectual property and monitor the protection of our brand names and instances of copyright infringement in Russia and the CIS. The extent to which we seek protection of our trademarks outside of Russia and the CIS depends on the significance of the brand and jurisdiction concerned. The brand names listed above under “— Our products and brands—Dairy products and brands” and “—Our products and brands—Beverage products and brands,” which we have registered in Russia, are material to us. We also own several licenses, patents and proprietary recipes, know-how and technologies related to our products and processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business” for a description of the risks related to the protection of our trademarks.

In 2008, we obtained recognition of our “J7” trademark (combined mark) as a well-known trademark from Rospatent, the Russian patent office. Such recognition protects this trademark for an unlimited duration of time and provides us with certain additional benefits with respect to our use of these trademarks.

Insurance

We maintain property insurance coverage for our production facilities, including warehousing facility in Tomilino. The insurance coverage has been taken out on an “All Risks” basis covering buildings and equipment at our production facilities for the total sum of $1.0 billion. We have insurance for business interruption at manufacturing facilities with the total coverage of $1.0 billion.

We have product liability insurance with $2.5 million liability coverage per insurance case within the territory of Russia, the CIS countries and Mongolia, $5.0 million liability coverage per insurance case worldwide except for the territory of Russia, the CIS countries and Mongolia, with the cumulative coverage of $5.0 million for the production and distribution operations of dairy, soft drinks, juices and babyfood in Russia.

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

We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and we cannot assure you that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the CIS and abroad and adversely affect our results of operations.”

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

The Federal Law on Technical Regulation provides for the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntarily standards relating to manufacturing processes, operations, storage, transportation, selling and utilization. Amendments to this law, dated May 1, 2007, provide for the adoption of obligatory technical requirements on the safety of food products by January 1, 2010. Until such technical requirements are developed and adopted, the existing standards are mandatory to the extent they are necessary to secure the protection of safety and health, environmental protection and consumers’ rights. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.”

The Governmental Regulation on Monitoring of Quality and Safety of Food Products and Health of People establishes a procedure for supervising and monitoring the quality and safety of food products.

The Government Regulation on State Registration of New Food Products, Materials and Goods provides for the obligatory state registration of certain food products, including mineral water, babyfood and dairy products enriched with vitamins and/or other microelements. Food producers intending to develop and offer a new food product to the public are required to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. Such applications are reviewed by the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare (together with the Federal Service for Veterinary and Phyto-sanitary Supervision with respect to products derived from animals) within 40 days of their filing.

The Regulation for the Conduct of Sanitary-Epidemiological Examinations of Products establishes procedures for the sanitary-epidemiological examination of products. Government bodies which monitor sanitary and health issues conduct sanitary-epidemiological examinations of samples of each product and issue a conclusion as to whether such product satisfies the prescribed requirements. Products that have not undergone a hygienic evaluation may not be produced, shipped, used, sold or certified.

A number of other regulations also apply to food products, including babyfood products. For example, requirements for the storage, production, labeling, transportation and sale of food and beverages are established by state standards, sanitary rules, hygienic requirements and other regulations.

In addition, food products may be subject to regulation by regional authorities. For instance, the Moscow Government approved a series of regulations relating to the use of genetically modified organisms (GMO) in food products aimed at informing customers about such use and providing preferences to manufacturers who do not use GMO. In particular, in February 2007, the Moscow Government issued a decree recommending that manufacturers refrain from marketing GMO products in Moscow and establishing a voluntary GMO labeling system.

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

•                  Registration of the product, its manufacturer and supplier with the State Register of Food Products maintained by the Federal Service for Health Protection and Social Development; and

•                  Issuance of a certificate of state registration permitting the product to be manufactured, imported or distributed in the Russian Federation.

The state registration of products is carried out by the Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare (together with the Federal Service for Veterinary and Phyto-sanitary Supervision with respect to products derived from animals).

Certification

The certification of products and services is currently regulated by the Federal Law on Technical Regulation. Product certification is a procedure whereby an agency authorized by the government confirms that a product complies with technical regulations, standards and requirements. Milk products, babyfood, juice, certain water products and other beverages are subject to mandatory certification. Conformity symbols evidencing that the manufacturer has undergone certification procedures are required to be printed on a product’s packaging. Failure to mark a product with a required conformity symbol carries possible administrative sanctions.

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

Under the Sanitary Rules on Children’s Food Products, which became effective on June 1, 2005, the volume of liquid food product packaging for children under three years old cannot exceed 0.35 liters. In addition, such products may be produced only by separate specialized factories or manufacturing lines that are subject to special certification.

Competition and Pricing

The Federal Antimonopoly Service is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Federal Law on the Protection of Competition prohibits the abuse of a dominant market position to limit competition. In 2007 the significant increase in raw milk prices led to investigations carried out by FAS towards our subsidiaries, as well as other large Russian milk producers and Chain retailers (for more information see “D. Risk Factors – Risks Relating to Our Business and Industry – Further restrictions on our business which is categorized as a monopoly, the extension of monopoly status to our other businesses, or a finding that we or our distributors have violated antimonopoly laws could result in the regulation of our prices and restriction of our commercial activities.”). Because of our significant market position, the Federal Antimonopoly Service monitors our activities and our subsidiaries are required to notify the Federal Antimonopoly Service on the monthly basis on our milk products prices and raw milk prices. We are also required to notify the Federal Antimonopoly Service and/or apply for its prior approval for the acquisition of other companies.

C. Organizational Structure

The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of June 16, 2009.

Plant	Ownership Interest	Country of Incorporation
Wimm-Bill-Dann Plant (1)	98.20%	Russian Federation
Karasuk Dairy Plant	93.80%	Russian Federation
Wimm-Bill-Dann Ukraine (2)	98.53%	Ukraine
Moloko Veidelevki	100.00%	Russian Federation
Tuymazinskiy Dairy Plant	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	Kyrgyz Republic
Gulkevichy Dairy Plant	52.27%	Russian Federation
WBD Toshkent	100.00%	Republic of Uzbekistan
Bolsherechensk Dairy Plant	79.78%	Russian Federation
Beverage plants
Wimm-Bill-Dann Beverages (3)	100.00%	Russian Federation
Essentuki Mineral Water Plant at CMW	100.00%	Russian Federation
Farms
Trud	96.38%	Russian Federation
Atamanskoe Farm	99.54%	Russian Federation
Plemzavod Za Mir and Trud	100.00%	Russian Federation
Zavety Ilyicha	99.59%	Russian Federation
Niva	94.62%	Russian Federation

(1) Formerly Lianozovsky Dairy Plant. During 2007 and 2008, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsino Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Babyfood Plant, Moscow Babyfood Plant, Timashevsk Dairy Plant, Vladivostok Dairy Plant, Surgut Dairy Plant, Ochakovo Dairy Plant, Obninsk Dairy Plant, Pavlogradsky Dairy Plant, Krutinsky Dairy Plant, Angarsky Dairy Plant (MOLKA), Anna milk, SP Julia and Va-Bank-2000.

(2) Formerly Kiev Dairy Plant № 3. In 2007 we merged Buryn Powder Milk Plant and Kharkov Dairy Plant into Wimm-Bill-Dann Ukraine.

(3) Formerly Ramenskiy Dairy Plant

D. Property, Plants and Equipment Production facilities

We currently manufacture our products at 37 production facilities, including 31 production sites that produce dairy products, two babyfood production sites, two water production subsidiaries and two plants that produce exclusively juices. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2006, 2007 and 2008 we invested approximately $518.0 million in the modernization of our existing production facilities and $162.4 million in the acquisition of new production subsidiaries.

Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We continue to implement cost-cutting programs at all of our plants and introduce innovative products and packaging formats.

We are also reviewing our production staff numbers with the aim of enhancing productivity. Sales per production employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry, was $162,994 per employee in 2006, $220,145 per employee in 2007 and $287,473 per employee in 2008.

In 2006 we started working with an international management consulting firm on a training and business-process optimization program at the Wimm-Bill-Dann and the Moscow Babyfood Plant in an effort to increase asset utilization, to cut costs, and to raise labor productivity. As a result, we were able to reduce our employee headcount during 2007, excluding the plants we acquired during the second half of 2006. Our efforts to further optimize business processes continue, and in 2008 we undertook a re-organization across all the regions and functions which resulted in a significant reduction in staff numbers while maintaining the same level of production and services. We believe these efforts have improved our efficiency, making the company more streamlined and better positioned challenges presented by the current economic downturn.

The following table contains data regarding our main production facilities.

Moscow and Moscow region	Year of Acquisition (1)	Year of Building	Number of Production Lines
Wimm-Bill-Dann + Babyfood (2)	1995	1989	198
Wimm-Bill-Dann Beverages (3)	1997	1982	14
Central Russia (excluding Moscow)
(Caucasian Mineral Waters)	2005	2001	3
Siberia and Far East Russia
Karasuk Dairy Plant	1999	1952	5
Ural
Tuimazy Dairy Plant	2002	1958	9
Other CIS countries
Wimm-Bill-Dann Ukraine (4)	2001	1973	43
Bishkek Dairy Plant	2000	1990	16
Tashkent Dairy Plant	2004	1970	9

(1)	“Acquisition” means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of June 16, 2009 are included in this table.

(2)

Formerly Lianozovsky Dairy Plant. In April and May 2007, the following subsidiaries were merged into Wimm-Bill-Dann: Tsaritsino Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Babyfood Plant, Moscow Babyfood Plant, Timashevsk Dairy Plant, Vladivostok Dairy Plant, Obninsk Dairy Plant, Annino Dairy Plant, Angarsky Dairy Plant (MOLKA), Surgut Dairy Plant and Manros-M. On March 5, 2007, we sold Novokuibyshevskmoloko — our Samara region-based subsidiary.

(3)	Formerly Ramenskiy Dairy Plant

(4)	Formerly Kiev Dairy Plant № 3. In December 2007 Buryn Powder Milk Plant and Kharkov Dairy Plant were merged into Wimm-Bill-Dann Ukraine.

As of December 31, 2008 and 2007 the assets that served as collateral for certain of our short- and long-term loans consisted of the following:

•                  Inventory in the amounts of $nil and $3.2 million, respectively;

•                  Property, plant and equipment with a net book value of $75.5 million and $78.0 million, respectively.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is intended to help the reader understand our company, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in “Item 3. Key Information—D. Risk Factors” for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward looking statements as a result of various factors, including those described under “Item 3. Key Information—D. Risk Factors” and “Cautionary Statement Regarding Forward Looking Statements.” Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

A. Operating Results

Overview

We are one of the largest Russian manufacturers of dairy and juice products, with sales of $2,823.6 million, $2,438.3 million and $1,762.1 million in 2008, 2007 and 2006, respectively. Our reportable business segments in 2008 were dairy products, beverage products and babyfood products. In 2008, the dairy segment accounted for 74.2% of our sales, the beverages segment, which includes juice and bottled mineral water products, accounted for 16.8% of our sales and the babyfood segment accounted for 9.0% of our sales. In 2007, the dairy segment accounted for 76.0% of our sales, the beverages segment accounted for 17.0% of our sales and the babyfood segment accounted for 7.0% of our sales. In 2006, the dairy segment accounted for 75.0% of our sales, the beverages segment accounted for 18.4% of our sales and the babyfood segment accounted for 6.6% of our sales. Our principal geographic market is Russia, which accounted approximately for 93% of our sales in each of 2008, 2007 and 2006. We also have production facilities and distribution chains in the CIS countries of Ukraine, Kyrgyzstan, Uzbekistan and Georgia, as well as a distribution center in Kazakhstan.

Our products are typically priced in rubles for Russian sales and in local currencies for our sales in other CIS countries. Our direct costs, including personnel, utility and transportation expenses are incurred primarily in rubles, while direct materials costs are incurred primarily in rubles and U.S. dollars.

The appreciation in real terms of the ruble against the U.S. dollar tends to result in an increase in our costs and revenues, while depreciation of the ruble against the U.S. dollar in real terms tends to result in a decrease in our costs and revenues. Following the general economic downturn, the ruble depreciated against the U.S. dollar in 2008 by 19.9%. The ruble depreciated by 2.4% against the U.S. dollar based on the average exchange rate in the year ended December 31, 2008 as compared to the average exchange rate in the year ended December 31, 2007. This generally resulted in a decrease in the reported U.S. dollar value of our ruble-denominated assets and liabilities. Additionally, nominal depreciation of the ruble against the U.S. dollar has a similar effect when income statements of our non-U.S. dollar-denominated subsidiaries are translated into U.S. dollars while preparing our consolidated financial statements. As a result of the ruble depreciation, in 2008 the translation loss increased to $127.4 million, compared to a gain of $41.0 million recognized in 2007. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.”

In 2009, the Company experienced significant adverse currency fluctuations. The U.S. dollar and euro exchange rates increased from 29.38 and 41.44 as at December 31, 2008 to 31.15 and 43.30 as at June 16, 2009, respectively. The effect of this change in exchange rate on the amounts outstanding as of December 31, 2008 would have resulted in a foreign currency loss of approximately $15.7 million for the period from January 1, 2009 through June 16, 2009.

In 2008, our net income decreased by 27.3% to $101.7 million from $140.0 million in 2007 primarily due to the adverse effect of foreign currency exchange losses, which were $58.8 million in 2008 in comparison with a gain of $18.1 million in 2007. Our sales increased by 15.8% in 2008, including year-on-year sales increases of 13.1%, 14.3% and 48.2% in the dairy, beverage and babyfood segments, respectively. By volume, dairy segment sales were lower by 9.2%, beverage segment sales increased by 3.7% and babyfood sales volume increased by 27.6% in 2008.

The gross margin in the dairy segment decreased slightly to 29.1% in 2008 from 29.2% in 2007. The gross margin in the beverage segment decreased to 39.1% in 2008 from 39.8% in 2007 due to constant raw material (primarily concentrates) prices growth in the first half of 2008. The gross margin in the babyfood segment increased to 46.9% in 2008 from 45.1% in 2007, driven by a growing share of non-dairy babyfood and a decreased share of babyfood produced by co-packing in our sales.

Our selling and distribution expenses increased in 2008 as compared to 2007 in absolute terms and also as a percentage of sales, from 15.9% to 17.3%. In particular, our personnel and transportation costs were higher in 2008, which is in line with improving of our route-to-market initiatives.

Over the past three years, we have been constructing new capacity, modernizing existing capacity and making strategic acquisitions. Our capital expenditures (excluding acquisitions) in 2008, 2007 and 2006 were $195.3, $192.7 and $130.0 million, respectively. Expenditures for acquisitions of subsidiaries in 2008, 2007 and 2006 totaled $3.3, $21.8 and $137.3 million (exclusive of advances made in 2006 for acquisitions completed in 2007), respectively.

As of December 31, 2008, we had a total of $673.2 million in outstanding debt (consisting of loans, notes payable and vendor financing obligations), of which $158.6 million was repaid in March 2009. Of our total indebtedness as of December 31, 2008, 41.3% was denominated in foreign currency and 58.7% was denominated in rubles.

Below is a summary of our operational highlights for 2008 and the beginning of 2009.

Corporate and Operational Highlights for 2008

January

On January 31, 2008, the following subsidiaries were merged into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant): Surgut City Dairy Plant OJSC, Ochakovo Dairy Plant OJSC, Anna milk CJSC, Angarsky Dairy Plant OJSC, Obninsk Dairy Plant OJSC.

February

We opened a new mega-farm complex in the Volosovsk District near St Petersburg, built in place of the Trud collective farm, which we acquired in 2005. The state-of-the-art farm is designed for 1,200 Holstein milking cows.

February

We launched a major project to implement a new Enterprise Resource Planning (ERP) information system that will cover finance, sales, supply and logistics and will be based on Oracle E-Business Suite software.

March

In March and April 2008, WBD Foods issued five-year ruble-denominated bonds for a total value of 5 billion rubles. The interest rate of the first coupon was established at an auction at an annual rate of 9.30% and the bond yield to the annual offer amounted to 9.52% annually.

March	We launched the production of Agusha babyfood and Imunele functional products at our Manros-M production facility in the Omsk Region, Siberia.
April

On April 25, 2008, we entered into a syndicated loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which the mandated lead arrangers and a syndicate lent to us a principal amount of $250 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

May	We began to produce premium segment juice under “J7” and “100% Gold Premium” brands in Siberia.
May	On May 15, 2008 and on May 7, 2008, we repaid our 2003 and 2007 Eurobond loans with the accrued interest, respectively.
June

We launched a new powdered baby-milk product under the “Agusha” trade mark, among the most popular babyfood brands in Russia. “Agusha” is the only powdered baby milk product developed jointly with Russian Academy of Medical Sciences.

November	We launched a novel yogurt product for the Russian marketplace, yogurt with whole berries produced under the “Chudo” brand.
December

We entered into two credit lines with Sberbank and Alfa Bank for the total amount of 2,550 million rubles ($86.7 million at the exchange rate as at December 31, 2008), including 1,300 million rubles ($44.3 million at the exchange rate as of December 31, 2008) maturing in June 2009 and 750 million rubles ($25.5 million at the exchange rate as at December 31, 2008) payable in December 2009. The remaining 500 million rubles ($16.9 million at the exchange rate as at December 31, 2008) payable in May 2010.

December – 16 June, 2009	Our 100% owned subsidiary Wimm-Bill-Dann Finance purchased in the open market 1,561,473 of our ordinary shares for total consideration of $30.6 million, which constituted 3.55% of our share capital.

Corporate and Operational Highlights for 2009

January	We changed our supply and production processes for all dairy products in accordance with new technical regulations which came into force on December 31, 2008.
February	We successfully launched a pilot program for our ERP information system at Baltiyskoe Moloko.
February	We launched a new brand for children — “Zdraivery”.
February	We launched the production of “Rodniki Rossii” brand mineral water sourced from the Essentuki region of Russia.
March	We carried out the re-branding of “Agusha”, one of the most popular babyfood brands in Russia with the aim of enhancing the brand awareness
March	We launched a new line of yogurt and desserts under our well-known brand “BioMax”.
March	We launched “Lubimy Sad” ice tea, an entirely new product that marks our entry into a new and fast-growing market.
March

We carried out the repayment of our ruble-denominated bonds in the amount of 4,660.3 million rubles ($158.6 million or $129.9 million at the exchange rate as of December 31, 2008 or March 6, 2009, respectively) from operational cash flows.

May-June

The Company issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable on September, 2010, at 100% of nominal value plus accrued interest.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2008, 2007 and 2006:

		% of		% of		% of
	2008	sales	2007	sales	2006	sales
	(in thousands)		(in thousands)		(in thousands)
Sales	$2,823,564	100.0	$2,438,328	100.0	$1,762,127	100.0
including:
Dairy	2,095,900	74.2	1,852,458	76.0	1,320,901	75.0
Beverages	473,196	16.8	414,117	17.0	324,074	18.4
Baby Food	254,468	9.0	171,753	7.0	117,152	6.6
Cost of sales	(1,910,528)	67.7	(1,654,879)	67.9	(1,194,159)	67.8
Gross profit	913,036	32.3	783,449	32.1	567,968	32.2
Selling and distribution expenses	(488,110)	17.3	(387,853	15.9	(246,054)	14.0
General and administrative expenses	(171,400)	6.1	(180,922)	7.4	(134,481	7.6
Other operating expenses	(8,383)	0.3	(704)	0.0	(31,812)	1.8
Operating income	245,143	8.7	213,970	8.8	155,621	8.8
Financial income and expenses, net	(101,504)	3.6	(16,851)	0.7	(15,480)	0.9
Provision for income taxes	(39,898)	1.4	(54,302)	2.2	(41,560)	2.4
Minority interest	(2,029)	0.1	(2,769)	0.1	(3,197)	0.2
Net Income	$101,712	3.6	$140,048	5.7	$95,384	5.4
Volume
Dairy (th. tons)	1,453		1,599		1,354
Beverages (th. tons)	509		491		445
Baby Food (th. tons)	111		87		66

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales

Sales increased by 15.8% to $2,823.6 million in 2008 from $2,438.3 million in 2007. The dairy business was our largest segment, representing 74.2% of sales in 2008 compared to 76.0% in 2007.

	Year ended December 31,
		% of		% of
	2008	sales	2007	sales
	(in thousands)		(in thousands)
Dairy products	$2,095,900	74.2	$1,852,458	76.0
Beverage products	473,196	16.8	414,117	17.0
Baby food	254,468	9.0	171,753	7.0
Total sales	$2,823,564	100.0	$2,438,328	100.0

The majority of our sales prices are stated in rubles. Following this fact, ruble depreciation against the U.S. dollar adversely affected our revenues when reported in U.S. dollars. As a result, the effect of this factor on our 2008 reportable sales was a decrease of our dairy segment sales by approximately $49.2 million, beverages segment sales by approximately $11.1 million and babyfood segment sales by approximately $6.0 million.

Sales in our dairy segment increased by 13.1% to $2,095.9 million in 2008 compared to $1,852.5 million in 2007. We sold 1,453 thousand tons of dairy products in 2008 and 1,599 thousand tons of dairy products in 2007. The average selling price increased by 24.6% from $1.158 per kilogram in 2007 to $1.443 per kilogram in 2008 driven mainly by average ruble price growth — a result of launching new high-margin products.

Sales in our beverages segment increased by 14.3% to $473.2 million in 2008 compared to $414.1 million in 2007. We sold 509 million liters of juice and water in 2008 and 491 million liters of juice and water in 2007. The average selling price increased by 10.2% from $0.844 per liter in

2007 to $0.930 per liter in 2008, driven primarily by a combination of favorable factors, such as price, volume and mix.

Sales in our babyfood segment increased by 48.2% to $254.5 million in 2008 from $171.8 million in 2007 and this was driven by both favorable volume and price factors. We sold 110.9 thousand tons of babyfood products in 2008 and 87.4 thousand tons in 2007. The average selling price increased by 16.7% from $1.966 per kilogram in 2007 to $2.295 per kilogram in 2008.

In 2008, 56% of our sales revenues came from regions other than Moscow. Regional sales represented 56%, 67% and 28% of dairy, beverages and babyfood segment revenues in 2008, respectively. We have focused for several years on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and babyfood products, concentrates for juices and packaging materials for all products), which accounted for 83.9% and 84.9% of our total cost of sales in 2008 and 2007, respectively. The table below sets forth these costs for both 2008 and 2007:

	Year ended December 31,
	2008	%	2007	%
	(in thousands)		(in thousands)
Raw materials	$1,602,540	83.9	$1,405,801	84.9
Personnel	111,789	5.9	90,207	5.5
Depreciation and amortization	82,459	4.3	65,879	4.0
Utilities	53,177	2.8	42,554	2.6
Goods for resale	4,529	0.2	7,341	0.4
Other	56,034	2.9	43,097	2.6
Total cost of sales	$1,910,528	100.0	$1,654,879	100.0

Raw-material costs increased by 14.0% in 2008. Raw materials decreased as a percentage of sales to 56.8% in 2008 from 57.7% in 2007. Raw-material costs accounted for 59.2% of dairy sales in 2008 compared to 60.3% in 2007. This was primarily caused by a reduction in raw-milk prices in 2008 in comparison with the fourth quarter of 2007. Raw-material costs accounted for 44.4% of babyfood sales in 2008 compared to 44.3% in 2007. Raw-material costs increased to 52.7% of beverage sales in 2008, compared to 51.4% in 2007 due to the growth in prices for juice concentrates.

In the dairy and babyfood segments, 87.7% of our raw material costs were ruble-denominated and 12.3% were hard-currency-denominated in 2008, whereas 85.0% of these costs were ruble-denominated and 15.0% were hard-currency denominated in 2007. In the beverages segment, 21.6% of our raw material costs were ruble-denominated and 78.4% were hard-currency-denominated in 2008, and 21.2% of our raw material costs were ruble-denominated and 78.8% were hard-currency denominated in 2007.

Personnel expenses increased by 23.9% in 2008 compared to 2007. The average number of production personnel decreased in 2008 by 11.3% to 9,822 compared to 11,076 in 2007 due to continuing staff departures within costs optimization process in 2008.

Depreciation and amortization increased by 25.2% from $65.9 million in 2007 to $82.5 million in 2008, reflecting the significant capital expenditures we have been making to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs increased by 25.0% in 2008 due to larger production and warehousing facilities, as well as an increase in electricity and gas tariffs.

Gross Profit

Our gross profit increased by 16.5% to $913.0 million in 2008 from $783.4 million in 2007. Our gross margin increased to 32.3% in 2008 from 32.1% in 2007.

Gross margin in our dairy segment changed insignificantly to 29.1% in 2008 from 29.2% in 2007. Gross margin in our beverages segment decreased to 39.1% in 2008 from 39.8% in 2007 due to raw material purchase prices (juice concentrates).

Gross margin in our babyfood segment increased to 46.9% in 2008 from 45.1% in 2007 mainly due to increased selling prices and a shift in our product mix in favor of higher margin, value-added products.

Selling and Distribution Expenses

Selling and distribution expenses increased by 25.8% in 2008 compared to 2007. As a percentage of sales, selling and distribution expenses increased to 17.3% in 2008 from 15.9% in 2007. Our selling and distribution expenses in 2008 and 2007 were as follows:

	Year ended
	December 31,
	2008	2007
	(in thousands)
Advertising and marketing	$142,312	$137,965
Personnel	120,183	83,901
Shipping and handling	135,598	111,228
Warehouse	13,285	11,534
Materials and supplies	13,124	11,249
Bad debt expense	8,156	1,650
Other	55,452	30,326
Total selling and distribution expenses	$488,110	$387,853

Advertising and marketing expenses increased in 2008 by 3.2% or $4.3 million in absolute terms, and decreased by 0.7% as a percentage of sales to 5.0% in 2008 from 5.7% in 2007. The increase in expenses was due our continued investments into major brand promotions and a launch of a range of new products. The increase was primarily attributable to TV advertising expenses due to the increased volume of TV advertisements placed as well as growth in advertising prices on Russia’s leading national television channels, which, in 2008, exceeded 50%. Despite this media advertising price inflation, we were able to obtain volume discounts and manage the cost increases more effectively.

Personnel expenses increased by 43.2% in 2008 compared to 2007. The average number of employees in our selling and distribution department increased to 6,005 in 2008 from 5,712 in 2007 mainly due to the development of our sales network in 2008. Our payroll cost per employee increased by 36.3% to $20,014 in 2008 from $14,689 in 2007, mainly due to implementation of a performance based reward system, increase of salaries as well as continually enhancing the quality and developing our regional sales force in 2008. Our personnel costs as a percentage of sales increased to 4.3% in 2008 from 3.4% in 2007.

Shipping and handling costs, which primarily consist of external transportation costs, increased by 21.9% in 2008, compared to 2007. Our transportation expenses as a percentage of sales slightly increased to 4.8% in 2008 from 4.6% in 2007. The increase in transportation costs was mainly due to the expansion of our sales volumes in the regions and increased transportation tariffs (in particular, for motor transportation - by 12-15%, railway — by 20%, air — by 30%).

Our bad debt expenses increased to 0.3% as a percentage of sales in 2008 from 0.1% in 2007 primarily due to the fact that we used more conservative approach for bad debt measurement in terms of the general economic instability and downturn. See also “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses decreased by 5.3% in 2008 compared to 2007, and decreased as a percentage of sales to 6.0% in 2008 from 7.4% in 2007. Our general and administrative expenses in 2008 and 2007 were as follows:

	Year ended
	December 31,
	2008	2007
	(in thousands)
Personnel	$81,972	$102,195
Taxes other than income tax	17,127	17,200
Depreciation	17,700	9,512
Audit, consulting and legal fees	11,985	10,636
Materials and supplies	4,570	4,654
Communication costs	4,489	3,647
Rent	3,695	3,278
Other	29,862	29,800
Total general and administrative expenses	$171,400	$180,922

Personnel expenses decreased by 19.8%, while the average number of employees decreased to 2,658 in 2008 compared to 3,008 in 2007. Our average cost per employee decreased by 9.2% to $30,840 in 2008 from $33,978 in 2007, due to the process of personnel headcount optimization, in particular the decrease in the number of personnel with relatively high salaries in 2008.

Our expenses for audit, consulting and legal services increased by 12.7% in 2008 compared to 2007, as result of our consultations with external professional advisors.

Depreciation expense increased by 86.0% from $9.5 million in 2007 to $17.7 million in 2008, reflecting our investments made to upgrade our administrative office buildings in Russia and CIS.

Other Operating Expenses

Other operating expenses increased to $8.4 million in 2008 from $0.7 million in 2007, mainly as a result of losses on fixed assets retirement in terms of our capital investments program primarily at our dairy segment. The increase of other operating expenses was also caused by growth of various non-production social-related expenses, such as social programs financing, health support and financial aid.

Operating Income

Operating income increased by 14.6% to $245.1 million in 2008 from $214.0 million in 2007, as a result of cost control measures undertaken in the last three years. Offsetting these measures, our foreign currency-denominated raw-materials purchases, primarily at the beverages segment, resulted in a decrease of our operating income due to the ruble depreciation against both the U.S. dollar and the euro. As a percentage of sales, operating income slightly decreased from 8.8% in 2007 to 8.7% in 2008.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended
	December 31,
	2008	2007
	(in thousands)
Interest expense	$44,544	$34,988
Interest income	(6,648)	(2,952)
Foreign currency losses (gains), net	58,811	(18,120)
Loss on currency forward contracts	2,546	—
Bank charges	2,868	2,912
Other financial expenses (income), net	(617)	23
Total financial income and expense, net	$101,504	$16,851

Interest expense increased by 27.3% in 2008 compared to 2007. This was mainly due to an increase in our average debt, including a $250 million Syndicated Loan received in April 2008.

We received interest income of $6.6 million in 2008 compared to $3.0 million in 2007. Income was received from investing of free cash accumulated for repayment of third series of bonds placed on the Moscow Inter-bank Currency Exchange (MICEX).

In 2008, we incurred total foreign exchange losses of $58.8 million, mainly comprised of losses from a U.S. dollar-denominated syndicated loan and other U.S. dollar and euro-denominated debt. The U.S. dollar appreciated by 19.9% against the ruble, and the euro appreciated by 15.3% against the ruble in 2008.

During the fourth quarter of 2008 we entered into currency forward contracts as a part of our cash management functions. The loss in the amount of $2.5 million represents the fair value adjustment on these contracts. No such contracts were entered into during 2007.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2008 and 2007 was as follows:

	Year ended December 31,
	2008	2007
	(in thousands)
Current provision	$39,844	$49,409
Deferred income tax charge/(benefit)	54	4,893
Total provision for income taxes	$39,898	$54,302

Provision for income taxes amounted to $39.9 million in 2008 and $54.3 million in 2007. These provisions comprise current income tax charges of $39.8 million in 2008 and $49.4 million in 2007, and a deferred tax expense of $0.1 million in 2008 and $4.9 million in 2007. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

Effective January 1, 2009 the statutory income tax rate in Russia was reduced down to 20% from 24%. Following that fact we evaluated our deferred income tax assets and liabilities at the 20% income tax rate. Resulting from that change in rate, the deferred income tax expense decreased by $3.4 million.

Our historical relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, for the years ended December 31, 2008 and 2007 was as follows:

	Year ended December 31,
	2008	2007
	(in thousands)
Income before provision for income taxes	$143,639	$197,119
Russian statutory tax rate	24%	24%
Income tax provision at Russian statutory rate	34,473	47,309
Tax effect of expenses not deductible for national statutory taxation purposes	13,238	12,758
Tax effect of income not taxable for national statutory taxation purposes	(3,193)	(2,396)
Tax effect of income tax at different rates	(1,290)	(947)
Increase (decrease) in valuation allowance	(1,594)	(2,741)
Tax effect of income tax rate change	(3,446)	—
Tax effect of other permanent differences	1,710	319
Provision for income taxes	$39,898	$54,302

In 2008, our effective income tax rate was 27.8% compared to the Russian statutory income tax rate of 24.0% and, in 2007, our effective income tax rate was 27.5% compared to the Russian statutory income tax rate of 24.0%. This increase in 2008 of our effective income tax rate is primarily driven by a decrease in taxable profits accompanied by an increase in the Company’s non-deductible expenses as a percentage of income before income tax in 2008, compared to 2007.

For Russian income tax purposes, certain of our subsidiaries have accumulated tax losses incurred in 2005-2008, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses effective January 1, 2008. As of December 31, 2008, for statutory income tax purposes, we had tax losses available to carryforward of $19.2 million expiring as follows:

(in thousands)
December 31, 2010 - 2014	$—
December 31, 2015	6,114
December 31, 2016 and thereafter	13,132
Total loss carryforward	$19,246

Minority Interest

The minority interest reflects the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2008, net income attributable to minority shareholders of our subsidiaries decreased to $2.0 million from $2.8 million in 2007. Net income attributable to the minority interests in the dairy segment was $1.5 million in 2008 and $2.0 million in 2007, respectively.

Net Income

Net income decreased in 2008 to $101.7 million (3.6% of sales) from $140.0 million (5.7% of sales) in 2007, primarily as a result of the increase in financial expenses explained above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales

Sales increased by 38.4% to $2,438.3 million in 2007 from $1,762.1 million in 2006. The dairy business was our largest segment, representing 76.0% of sales in 2007 compared to 75.0% in 2006.

	Year ended December 31,
		% of		% of
	2007	sales	2006	sales
	(in thousands)		(in thousands)
Dairy products	$1,852,458	76.0	$1,320,901	75.0
Beverage products	414,117	17.0	324,074	18.4
Baby food	171,753	7.0	117,152	6.6
	$2,438, 328	100.0	$1,762,127	100.0

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

Sales in our babyfood segment increased by 46.6% to $171.8 million in 2007 from $117.2 million in 2006. We sold 87.4 thousand tons of babyfood products in 2007 and 66.3 thousand tons in 2006. The average selling price increased by 11.2% from $1.768 per kilogram in 2006 to $1.966 per kilogram in 2007 driven by ruble price increases and ruble appreciation.

In 2007, 54% of our sales revenues came from regional Russia and other CIS countries. Regional sales represented 53%, 66% and 24% of dairy, beverages and babyfood segment revenues in 2007, respectively. Over a number of years, we have focused on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and babyfood products, concentrates for juices and packaging materials for all products), which accounted for 84.9% and 82.6% of our total cost of sales in 2007 and 2006, respectively. The table below sets forth these costs for both 2007 and 2006:

	Year ended December 31,
	2007	%	2006	%
	(in thousands)		(in thousands)
Raw materials	$1,405,801	84.9	$986,477	82.6
Personnel	90,207	5.5	68,464	5.7
Depreciation and amortization	65,879	4.0	50,136	4.2
Utilities	42,554	2.6	29,240	2.5
Goods for resale	7,341	0.4	22,556	1.9
Other	43,097	2.6	37,286	3.1
Total cost of sales	$1,654,879	100.0	$1,194,159	100.0

Raw material costs increased by 42.5% in 2007. Raw materials increased as a percentage of sales to 57.7% in 2007 from 56.0% in 2006. Raw material costs accounted for 60.3% of dairy sales in 2007 compared to 57.5% in 2006. This was caused by an unprecedented rise in raw milk prices, which outpaced the increases in selling prices. Raw material costs accounted for 44.3% babyfood sales in 2007 compared to 41.2% in 2006, owing to the same reason. Raw material costs decreased to 51.4% of beverage sales in 2007 from 55.0% in 2006 due to enhanced cost control measures and centralized procurement, undertaken from 2006.

In the dairy segment, 86.3% of our raw material costs were ruble-denominated and 13.7% were hard-currency-denominated in 2007, whereas 83.9% of these costs were ruble-denominated and 16.1% were hard-currency-denominated in 2006. In the babyfood segment, 65.5% of our raw material costs were ruble-denominated and 34.5% were hard-currency-denominated in 2007, unchanged as of 2006. In the beverages segment, 21.2% of our raw material costs were ruble-denominated and 78.8% were hard-currency-denominated in 2007, while the majority of our raw material costs were hard-currency-denominated in 2006.

Personnel expenses increased by 31.8% in 2007 as compared to 2006. The average number of production personnel increased in 2007 by 2.5% to 11,076 (including Ochakovo, MOLKA, Manros-M and Surgut dairy plants acquired at the end of 2006) compared to 10,811 in 2006 (excluding Ochakovo, MOLKA, Manros-M and Surgut) mainly due to increased utilization of manufacturing facilities and growth in production volumes in 2007.

Depreciation and amortization increased by 31.4% from $50.1 million in 2006 to $65.9 million in 2007, due to the fact that we have been making significant capital expenditures to increase our production capacity by improving our facilities and overall infrastructure.

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

Gross margin in our beverages segment increased to 39.8% in 2007 from 35.3% in 2006. This increase was primarily due to better pricing and discount management which largely offset higher sugar and concentrate costs and a shift in our product mix in favor of value-added products. As a result, the increase in the average selling price outpaced the increase in cost of sales

Gross margin in our babyfood segment increased to 45.1% in 2007 from 43.1% in 2006 mainly due to increased selling prices and a shift in our product mix in favor of higher margin, value-added products.

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

Advertising and marketing expenses increased in 2007 by 81.1% or $61.8 million in absolute terms, and increased by 1.4% as a percentage of sales to 5.7% in 2007 from 4.3% in 2006. The increase in expenses was due to our continued investments into major brand promotions, media advertising cost inflation on Russia’s leading national television channels, which, in 2007, exceeded 50% and general increases in marketing costs. Despite this media advertising price inflation, we were able to obtain volume discounts and manage the cost increases more effectively.

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

Shipping and handling costs, which primarily consist of external transportation costs, increased by 51.2% in 2007 as compared to 2006. Our transportation expenses as a percentage of sales slightly increased to 4.6% in 2007 from 4.2% in 2006. The increase in transportation costs was mainly due to the expansion of our sales in the regions and increased transportation tariffs and fuel prices for motor transportation expenses, which accounted for approximately half of beverages transportation expenses.

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

Other Operating Expenses

Other operating expenses decreased by 97.8% to $0.7 million in 2007 from $31.8 million in 2006.Other operating expenses were unusually high in 2006, due to a one time impairment charge of $16.3 million to our operating income, partially to cover the writing down of Valdai mineral water facility in beverage business unit and the closing off of a small dairy plant in Novokuibyshevsk in dairy business unit.

Operating Income

Operating income increased by 37.5% to $214.0 million in 2007 from $155.6 million in 2006, as a result of cost control measures undertaken in the last two years. Our acquisitions made at the end of 2006 also contributed to the improvement of our operating income. As a percentage of sales, operating income remained stable at 8.8% in 2007 as in 2006.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended
	December 31,
	2007	2006
	(in thousands)
Interest expense	$34,988	$27,898
Interest income	(2,952)	(4,372)
Foreign currency losses (gains), net	(18,120)	(10,288)
Bank charges	2,912	2,070
Other financial expenses (income), net	23	172
Total financial income and expense, net	$16,851	$15,480

Interest expense increased by 25.4% in 2007 compared to 2006. This was mainly due to an increase in our average debt, including a $150 million Loan Participation Notes issued in February 2007.

We received interest income of $3.0 million from free cash management in 2007 compared to $4.4 million in 2006.

In 2007, we incurred total foreign exchange gains, net of $18.1 million, mainly comprised of gains and losses from U.S. dollar-denominated and euro-denominated debt. For accounting purposes we used the exchange rates as of December 31, 2007 compared to December 31, 2006 for our hard currency denominated liabilities. Based on these rates, the U.S. dollar depreciated by 6.7% against the ruble, while the euro appreciated by 3.6% against the ruble.

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

Our historical relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, for the years ended December 31, 2007 and 2006 was as follows:

	Year ended
	December 31,
	2007	2006
	(in thousands)
Income before provision for income taxes	$197,119	$140,141
Russian statutory tax rate	24%	24%
Income tax provision at Russian statutory rate	47,309	33,634

Tax effect of expenses not deductible for national statutory taxation purposes	12,758	10,829
Tax effect of income not taxable for national statutory taxation purposes	(2,396)	(2,172)
Tax effect of income tax at different rates	(947)	(849)
Increase (decrease) in valuation allowance	(2,741)	(370)
Tax effect of other permanent differences	319	488
Provision for income taxes	$54,302	$41,560

In 2007, our effective income tax rate was 27.5% compared to the Russian statutory income tax rate of 24.0% and, in 2006, our effective income tax rate was 29.7% compared to the Russian statutory income tax rate of 24.0%. This decrease in 2007 of our effective income tax rate is primarily driven by an increase in taxable profits accompanied by a decrease in the group’s non-deductible expenses as a percentage of sales in 2007, compared to 2006, as well as utilization of losses incurred in previous periods by certain subsidiaries which were merged into Wimm-Bill-Dann OJSC in 2007.Such losses were not deemed recoverable during previous periods.

For Russian income tax purposes, certain of our subsidiaries have accumulated tax losses incurred in 2005-2007, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses effective January 1, 2007. As of December 31, 2007, for statutory income tax purposes, we had tax losses available to carryforward of $18.8 million.

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

•                  acquisitions; and

•                  dividend payouts.

In 2008, we continued to purchase property, plant and equipment in order to increase production capacity and to improve infrastructure at our new and existing subsidiaries.

Global Economic Conditions

Recent global market and economic conditions have been unprecedented and challenging, with tighter credit conditions and recession in most major economies continuing into 2009. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers.  These factors have led to a decrease in spending by businesses and consumers alike.  Continued turbulence in the Russian, U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— We may be adversely affected by the current economic environment” and “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

Capital Expenditures

Our total capital expenditures in 2008, excluding acquisitions, amounted to $195.3 million. Capital expenditures in our dairy segment amounted to $140.7 million and related to the expansion of our packing and processing capacity, modernization of production and office infrastructure and improvement of raw milk processing and transportation equipment. Capital expenditures in our beverages segment amounted to $22.6 million and related mainly to the installation of new production lines and the modernization of our warehouse infrastructure. Capital expenditures in our babyfood segment amounted to $16.5 million. Our corporate and common capital expenditures, including those relating to IT infrastructure and software implementation, including ERP, totaled $15.5 million.

Our capital expenditures, excluding acquisitions, for the period from 2006 to 2008 are set forth in the following table:

	Year ended December 31,
	2008	2007	2006	Total
	In millions of U.S. Dollars
Dairy segment	$140.7	$134.6	$93.3	$368.6
Beverages segment	22.6	21.5	13.5	57.6
Baby food segment	16.5	28.2	19.4	64.1
Corporate and common expenditures	15.5	8.4	3.8	27.7
Total capital expenditures	$195.3	$192.7	$130.0	$518.0

As of December 31, 2008, our capital commitments amounted to $32.2 million mainly attributable to construction projects and acquisitions of equipment. We plan to finance our capital commitments through cash generated by operating activities.

Acquisitions of Subsidiaries and Purchase of Minority Stakes

During 2008, 2007 and 2006, we made a number of acquisitions for total consideration of $3.3 million, $21.8 million and $137.3 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to purchase minority stakes. The following table summarizes our acquisitions in the last three years:

	Direct owner-ship
	interest	Acquisition cost
	acquired, %	(in US$ ‘000)
2008
WBD Beverages (purchase of minority stake)	2.57	$3,263
Total		$3,263
2007
Ochakovo Dairy Plant (purchase of minority stake)	4.71	$3,312
Obninsk Dairy Plant (purchase of minority stake)	33.51	11,877
Niva Farm	94.62	1,185
Angarsky Dairy Plant (MOLKA) (purchase of minority stake)	13.24	830
Georgian products	100.00	1,100
Acquisition of minority interests in subsidiaries	17.08	2,746
Other	various	750
Total		$21,806
2006
Ochakovo Dairy Plant	93.74	$66,792
Manros	100.00	51,336
Angarsky Dairy Plant (MOLKA)	83.36	4,908
Surgut Dairy Plant	100.00	4,536
Wimm-Bill-Dann OJSC (formerly Lianozovsky Dairy Plant) (purchase of minority stake)	0.26	812
Nazarovo Dairy Plant (purchase of minority stake)	30.35	1,982

Moscow Baby Food Plant (purchase of minority stake)	20.00	6,955
Total		$137,321

See “Item 4. Information on Our Company” for more information on our acquired businesses and Note 3 to our Consolidated Financial Statements included elsewhere herein.

Capital Resources

We generally rely on operating cash flows and debt issuance to finance capital expenditures and acquisitions. In addition, we finance a portion of our equipment purchases through vendor financing. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.” The global economic downturn may also affect our ability to refinance maturing liabilities and access debt and the capital markets to meet liquidity needs. See also “—Global Economic Conditions” above, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— We may be adversely affected by the current economic environment” and “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

Debt

Our debt consists of notes, bank loans and vendor financing for property, plant and equipment, of which 63% are at fixed rates. The following table summarizes our debt position as of December 31, 2008 and 2007:

	At December 31,	At December 31,
	2008	2007
	(in thousands)
Long-tem debt, including current portion:
Notes	$247,647	$405,922
Bank loans	335,789	41,086
Vendor financing	23,476	33,103
Total long-term debt, including current portion	606,912	480,111
Short-term debt	66,278	98,819
Total debt	$673,190	$578,930
Denominated in:
U.S. dollars	$256,084	$315,305
Euro	$22,099	$23,034
Rubles	$395,007	$240,591

Our debt matures as follows:

Year	(in thousands)
2009	$248,656
2010	$143,520
2011	$261,057
2012	$6,652
2013 and thereafter	$13,305

Notes

U.S. Dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150.0 million loan (the “Loan Notes”) to us. The Loan Notes bore interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. The Loan Notes matured and were fully repaid in May 2008.

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150.0 million loan (the “Loan”) to WBD Foods. The Loan bore interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and May 14, 2008. The loan matured and was fully repaid in May 2008.

Ruble Notes

On December 21, 2005, we issued 3.0 million non-convertible ruble-denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3.0 billion rubles ($102.1 million at the exchange rate as of December 31, 2008 of which $13.6 million has been repaid as of December 31, 2008). The notes are redeemable by us on December 15, 2010. The interest rate of the coupon is 9%. Interest is payable semi-annually in arrears, commencing on June 21, 2006.

In March and April 2008, we placed bonds on the Moscow Inter-bank Currency Exchange (MICEX) with a total nominal value of 5 billion rubles ($170.2 million at the exchange rate as of December 31, 2008, of which $11.0 million (324 million rubles) has been repaid as of December 31, 2008). The bonds have a maturity of five years and coupons are paid on a half-yearly basis. The interest rates for both coupons in the first year are equal and amount to 9.30% annually, and the rates for subsequent coupons will be set by our Board of Director hereinafter based on the market conditions. The bonds are due in March 2013, and bondholders have a put option exercisable on March 6, 2009, at 100% of nominal value plus accrued interest. The bonds are classified as current debt as of December 31, 2008.

On March 6, 2009, we repaid these bonds in the amount of 4,660.3 million rubles ($158.6 million and $129.9 million at the exchange rates at December 31, 2008 and March 6, 2009, respectively) from our operational cash flow sources. The balance outstanding as of March 6, 2009 was 15.7 million rubles ($0.5 million and $0.4 million at the exchange rates at December 31, 2008 and March 6, 2009, respectively). The rates for the three subsequent coupons for the next one and a half years were set at 15% annually.

In May and June 2009, the Company issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15.0% for the next one and half years. The interest is payable semi-annually, commencing in September, 2009.

Bank Loans

Substantially all of our long-term bank loans as of December 31, 2008 consisted of ruble and euro-denominated loans from Sberbank, Russian Agricultural Bank, UniCredit Bank and Moscow City Government at effective interest rates ranging from 1.8% to 9.8%. Our short-term debt balance as of December 31, 2008 consisted of loans from Alfa Bank, VTB Georgia, Sberbank and UniCredit Bank at interest rates ranging from 3.3% to 16.0%.

In particular, on December 2, 2008 we entered into a secured loan agreement with Sberbank lending for 1.25 billion rubles ($42.5 million at the exchange rate as of December 31, 2008). Of this amount, 750 million rubles ($25.5 million at the exchange rate as of December 31, 2008) is payable in December 2009, and 500 million rubles ($16.9 million at the exchange rate as of December 31, 2008) in May 2010.   On June 3, 2009 the Company repaid the entire amount of the loan to Sberbank.

On December 17, 2008 we entered into short-term unsecured loan agreement with Alfa Bank in the amount of 1.3 billion rubles ($44.3 million at the exchange rate as of December 31, 2008) which was repaid in May 2009.

On April 25, 2008, we entered into a syndicated loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which the mandated lead arrangers and syndicate lent to us a principal amount of $250 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

Guarantees

At December 31, 2008 our major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans. We also guaranteed certain short-term and long-term bank loans received by third parties in the amount of $0.25 million.

The above-mentioned syndicated loan is unconditionally and irrevocably guaranteed by Wimm-Bill-Dann and Wimm-Bill-Dann Beverages pursuant to guarantees dated April 25, 2008 entered into with ING Bank N.V. as the agent.

Covenants and other matters

In the syndicated loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales and transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain financial ratios. In the guarantees, Wimm-Bill-Dann and Wimm-Bill-Dann Beverages agreed to similar covenants. Both the syndicated loan agreement and the guarantees are governed by English law.

Vendor Finance

We have agreements with suppliers of equipment, which provide financing for periods ranging from 1 to 9 years. As of December 31, 2008 and 2007, vendor financing obligations were $6.0 million and $14.0 million, respectively, 12.1 million euro and 11.1 million euro, respectively

(equivalent to $17.0 million and $16.3 million as of December 31, 2008 and 2007, respectively) and 11.1 million rubles and 68.7 million rubles, respectively (equivalent to $0.4 million and $2.8 million as of December 31, 2008 and 2007, respectively). This financing is provided at average interest rate of 7.85%.

Cash Flows

A summary of our cash flows from continuing operations is as follows:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Cash provided by operating activities	$321,190	$96,804	$169,954
Cash used in investing activities	(185,404)	(203,041)	(228,158)
Cash provided (used in) by financing activities	166,222	91,429	(1,911)
Impact of exchange rate differences on cash and cash equivalents	(58,208)	7,950	7,322
Net increase (decrease) in cash	$243,800	$(6,858)	$(52,793)
Cash paid for acquisition of property, plant and equipment	$(189,003)	$(189,049)	$(127,713)
Cash paid for acquisition of subsidiaries, net of cash acquired	(4,050)	(24,850)	(134,367)
Vendor financed acquisitions of property, plant and equipment	6,967	6,860	5,561

In 2008, we financed our capital expenditures and acquisitions exclusively through operating cash flows.

We spent $185.4 million on our investment activities in 2008, including acquisitions of property, plant and equipment of $189.0* million, acquisitions of subsidiaries of $4.0** million, investments in direct financing leases of $0.8 million and $6.5 million proceeds from disposal of property, plant and equipment.

We received $166.2 million on our financing activities in 2008, including net proceeds from long-term notes payable of $195.8 million, net repayment of short-term and long-term loans of $26.6 million and treasury stock acquisition of $3.0 million.

Working Capital

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations.

We experienced significant depreciation of the ruble against the U.S. dollar in 2008. The ruble depreciated by 19.9% against the U.S. dollar as of December 31, 2008 in comparison with December 31, 2007. This generally resulted in a decrease in the reported U.S. dollar value of our ruble-denominated assets and liabilities. In order to avoid the misleading in working capital information presentation, we recalculated the key ratios using ruble-denominated balances.

As of December 31, 2008, our cash and cash equivalents balance was $277.2 million, of which $175.0 million was ruble-denominated, $100.0 million was euro and U.S. dollar-denominated and $2.2 million was denominated in other currencies. We intentionally increased our cash position at December 31, 2008 in anticipation of repaying the ruble bonds in March 2009.

Our net working capital*** balance was $219.6 million. Our working capital position as of December 31, 2008 decreased from $308.5 million as of December 31, 2007 primarily due to decrease in trade receivables and inventory. Our net working capital, excluding currency translation effects, decreased by $45.6 million or by 14.8% as of December 31, 2008 in comparison

* Cash paid for property, plant and equipment in the amount of $189.0 million, which differs from our capital investments of $195.3 million due to change in payables for property, plant and equipment.

** This amount consists of cash consideration, paid for WBD Beverages minority interest acquisition of $3.3 million and repayment of outstanding acquisition due on WBD Georgia, acquired in 2007, of $0.7 million.

*** Net working capital is calculated as total current assets net of cash and cash equivalents balance less sum of trade accounts payable, advances received, taxes payable, accrued liabilities and other current payables.

with that as of December 31, 2007. We believe that our working capital is sufficient for our present requirements.

Taxes receivable slightly decreased by $0.8 million to $64.9 million as of December 31, 2008 from $65.7 million as of December 31, 2007. Excluding currency translation effects, taxes receivable increased by $12.0 million or by 18.2% in comparison with the balance as of December 31, 2007. Taxes receivable represent VAT and other taxes owed to us by the state budget. Under existing tax legislation, we are able to offset this VAT receivable against income tax and other taxes payable to the state budget or to recover from the state budget in cash. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of tax receivables from the state budget. In 2008, $20.7 million of VAT was recovered from the state budget in cash.

Trade accounts payable increased to $133.9 million at December 31, 2008 from $130.7 million at December 31, 2007. Excluding currency translation effects, trade accounts payable increased by $29.5 million or by 22.6%. Trade payables turnover averaged 27 days as of December 31, 2008 and 26 days as of December 31, 2007.

Trade receivables decreased from $157.6 million as of December 31, 2007 to $125.5 million as of December 31, 2008 after the allowance for bad debts of $5.8 million, as compared to $3.7 million as of December 31, 2007. Trade receivables, excluding currency translation effects, decreased by $7.4 million or by 4.7%. Trade receivables turnover averaged 20 days as of December 31, 2008 and 19 days as of December 31, 2007.

Inventory decreased from $261.3 million as of December 31, 2007 to $226.0 million as of December 31, 2008. Excluding currency translation effects, the inventory balance increased by $9.2 million or by 3.5%. Turnover of inventory in days as of December 31, 2008 amounted to 50 days, as compared to 48 days as of December 31, 2007. The increase of the inventory balance was primarily driven by accumulation of powdered milk stock.

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

In 2008, both Standard & Poor’s (S&P) and Moody’s ratings agencies confirmed our credit ratings which are BB- by S&P and Ba3 by Moody’s. On November 10, 2008 Moody’s changed the outlook on our Ba3 corporate family rating to negative. Moody’s stated that the change in the outlook reflects short-term debt continuously accounting for a material part of our debt against a background of tight market conditions for accessing liquidity and challenging economic conditions.

Rating Agency	Company’s rating	Outlook/Watch
Moody’s(1)	Ba3	negative
Standard & Poor’s(2)	BB-	stable

(1) Rated on July 16, 2007, updated in November 2008.

(2) Rated on July 13, 2007, since that time the rating did not change.

As of the date of this annual report, none of our existing indebtedness had any triggers related to our credit ratings.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For additional discussion of these and other accounting policies, see Note 2 to our Consolidated Financial Statements included elsewhere herein.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the critical accounting policies and estimations underlining the financial statements are provisions for allowance for doubtful accounts, inventory valuation, impairment, share appreciation rights, fair value, uncertain tax position and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is established if there is objective evidence that we will not be able to collect the amounts due according to original contractual terms and it reduces receivables to amounts expected to be collected. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Our provisions cover individual balances where there is evidence that losses are probable as at the balance sheet date. We use significant judgment in estimating uncollectible amounts. Our allowance for doubtful accounts amounted to $5.8 million and represented 4.4% of trade receivables as of December 31, 2008 and $3.7 million and 2.3% of trade receivables of December 31, 2007. The percentage for 2008 increased by 2.1 percentage points due to more pessimistic estimation of receivables recoverability in terms of general economic slowdown and instability. We recognized $8.2 million bad debt expense, representing 0.3% of our sales and $1.7 million bad debt expense, representing less than 0.1% of our sales as part of our selling and distribution expenses in 2008 and 2007, respectively.

Accounting for Income Taxes and Tax Uncertainties

The provision for income taxes is made for taxation of profits in the financial statements in accordance with the applicable legislation in force. We account for income taxes in accordance with provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), and related interpretations. We account for income taxes using an asset and liability approach for reporting purposes. We estimate the temporary differences (sometimes accumulated for more than one year) resulting from the timing differences of certain items for tax and accounting purposes. These differences arise between the years in which transactions affect taxable income and the years in which they enter into the determination of pretax financial income. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the increase or decrease in taxes payable or refundable in future years as a result of temporary differences and carryforwards at the end of the current year.

We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. This analysis is based on our best estimate, whether the entity will be in a position to recover the deferred tax asset in the future through its operations.

Our deferred tax assets were $13.3 million and $20.4 million as of December 31, 2008 and 2007, respectively. The benefits of tax loss carryforwards are recognized as deferred tax assets, when it is more likely than not that they will be fully utilized in the future. Tax losses recognized in our financial statements were $4.1 million and $4.5 million as of December 31, 2008 and 2007, respectively. If it was determined it is not more likely than not that tax loss carryforwards will be utilized in the future, losses were provided as part of the deferred tax asset valuation allowance. Losses that were provided as a part of the deferred tax asset valuation allowance were $2.0 million and $3.2 million as of December 31, 2008 and 2007, respectively. Additionally, we reduced deferred tax assets by $0.8 million and $1.2 million as of December 31, 2008 and 2007, respectively as we believe that the deferred tax assets will not be utilized due to either that certain subsidiaries will not generate enough taxable profits or it is not more likely than not that these assets will be utilized in the future.

The deferred tax assets utilization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, we consider our projected taxable income and future probability of deferred tax assets utilization against deferred tax liabilities. As of December 31, 2008, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market-related and government related uncertainties, as well as our management’s own future decisions. We are not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

The provisions of SFAS No. 109 and Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109 (“FIN 48”) prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Our policy is to comply fully with applicable tax regulations in all regions where our operations are subject to income taxes. However there may be distinct interpretations of applicable tax legislation by local tax authorities on how the regulations should be applied in actual transactions. Our estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by our subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include our best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which we may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in the consolidated financial statements. This may affect income tax expense, profit or loss, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax statements are still open for tax audit for most of our subsidiaries at the balance sheet date. Our estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the tax audits of all open years based on the latest information available about the positions taken by each tax authority. We accrued $0.5 million and $0.6 million, including tax fines and penalties of $0.1 million and $0.1 million as a component of accrued liabilities as of December 31, 2008 and 2007, respectively.

The measurement effect on deferred tax assets and liabilities of changes in laws and rates is made in the period of enactment of the effect of an enactment change in the tax laws and rates. The effect is recognized in income from continuing operations.

Inventory Valuation

We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products. The identification process also includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer-specific trends and current market situation and prices. Obsolete items are provided for written off. If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater than their carrying amounts, we would be required to adjust our inventories accordingly. Our inventory valuation allowance was $2.8 million, representing 1.0% of gross inventories and $2.3 million, representing 0.7% of gross inventories as of December 31, 2008 and 2007, respectively.

Property, Plant and Equipment

Depreciation periods of property, plant and equipment are based on the estimated useful life of related assets. The adoption of depreciation periods requires judgment in determining the appropriate estimated useful life over which the related assets will be utilized. In estimating useful life, we consider factors such as our historical experience and the industry, manufacturers’ estimates, anticipated use and our maintenance policies. As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment. Generally we estimate useful lives for property, plant and equipment as follows:

Buildings	10-50 years
Machinery and equipment	3-25 years
Computer hardware	3-12 years
Other	2-15 years

Assets acquired under capital leases are included in property, plant, and equipment and relate to machinery and equipment. Depreciation of capital lease assets is included in depreciation expense. Assets recorded under capital leases are included in machinery and equipment at the gross book value of $11.9 million with respective accumulated depreciation of $7.1 million as of December 31, 2008. The net present values of amounts due under capital leases are recorded as liabilities and included in other payables and other long-term payables.

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

Stock Option Plans

We follow the provisions of SFAS No. 123 (revised), Share-Based Payment (“SFAS No. 123(R)”), to account for our share-based awards. In accordance with the SFAS No. 123(R), the Company’s shared-based awards have been accounted for as a liability and, as such, the awards’ fair value is remeasured at each reporting date until the date of settlement.

As recommended by SFAS No. 123(R), we use closed-form model Black-Sholes to estimate fair value of share-based awards.

The determination of fair value of share-based awards on the date of grant and each subsequent reporting date, using an option valuation model, is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and projected employee exercise behaviors.

A summary of the assumptions used in the application of the Black-Sholes option valuation model as of the grant dates in each of the twelve month periods ended December 31, were as follows:

	2008	2007	2006
Volatility (1)	66.22%	44.46%	32.28-36.55%
Risk-free interest rate (2)	8.39%	6.08%	6.10-6.18
Dividend yield (3)	0%	0.41%	0.77-1.53%
Expected life (years) (4)	3 years	3 years	3 years

(1)           The volatility is based on historical volatility of the Company’s common stock over the same term as the expected term of the award. SFAS No. 123(R) requires the use of expected rather then historical volatility. Volatility affects the expected term because although option pricing theory contends that the optimal time to exercise an option is at the end of its term, the option holder may exercise the option early if the price of the stock price reaches a certain level. Employee exercise behavior is described as a suboptimal exercise factor. SFAS No. 123(R) does not specify a method for estimating expected share price volatility, but it does require a process for making such estimates and for evaluating factors incorporated in that process. As WBD is required to make its best estimate of the variables used to estimate values, the best estimate for WBD Foods stock volatility is based on the historical 3-year volatility.

(2)           The risk-free rate is based on the Russian Federation Government Bond with expected term similar to the expected term of the award. The basis for it is the assumption that participants will exercise their awards as soon as they mature. The market situation in 2009 implies that no participant will exercise their awards this year as current share price is lower than the strike price. Therefore, as the Long Term Top Management Incentive Plan stipulates the possibility to exercise their awards during a further 2 years after their maturity, we assume that participants will exercise their awards in 3 years when the market recovers.

(3)           The dividend yield is based on expected annual dividends per share and the share price as of the grant date.

(4)           The expected life is based on the contractual term of the share based awards and assumption that the share based awards will be exercised after the vesting period but before end of contractual term.

Impairment of Goodwill and Long-Lived Assets

We follow the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) in respect to impairment of goodwill and other intangible assets.

In accordance with SFAS No. 142, we classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill.

For intangible assets with indefinite lives and goodwill, tests for impairment are performed at least annually or more frequently if events or circumstances indicate that assets might be impaired.

We use a relief-from-royalty methodology in conducting impairment assessments of trademarks, which are our indefinite-lived intangible assets. For indefinite-lived intangible assets,

if the fair value is less than the carrying amount, an impairment charge is recognized in an amount equal to that excess.

We perform impairment tests of goodwill at our reporting unit level, which for us is the same as our operating segment. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of each of the three reporting units to its carrying value, including goodwill. We use discounted cash flow models to determine the fair value of a reporting unit. If the estimated fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed. The second step compares the implied fair value of the reporting unit goodwill with the carrying value of that goodwill to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Goodwill was $108.7 million and $129.4 million as of December 31, 2008 and 2007, respectively, of which $100.8 million was allocated to dairy segment and $7.9 million was allocated to beverages segment as of December 31, 2008 and $121.7 million and $7.7 million as of December 31, 2007, respectively. Other intangible assets with indefinite useful lives were $18.2 and $22.1 million as of December 31, 2008 and 2007, respectively.

In determining the fair value of the reporting unit it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of reporting units includes future sales prices and volumes, the future development expenditure required to maintain the products’ marketability and the products’ lives.

The cash flow forecasts, supporting $100.8 million goodwill allocated to dairy reporting unit and $7.9 million allocated to the beverages reporting unit demonstrated stable cash inflows based on the five year management forecast. The average selling price growth for the next five years for the dairy reporting unit was assessed at 8.5% and 8.4 for beverages. The terminal value of the reporting units at the end of year 5 assumes a 3.0% long-term annual growth rate, which is in line with our management’s view on the long-term growth rate for each reporting unit. The discount rates used for the estimated future cash flows included in the value in use calculations are based on our estimated weighted average cost of capital (WACC). The discount rate was estimated at 17%.

Based on the results of the first step of our impairment test, the fair value of the reporting units was greater than the carrying value.

For intangible assets with definite lives, tests for impairment are performed if conditions exist that indicate the carrying value may not be recoverable. When facts and circumstances indicate that the carrying value may not be recoverable, we assess the recoverability of the carrying value by preparing estimates of future cash flows. These estimated future cash flows are consistent with those we use in our internal forecasting. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We use a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions we believe hypothetical marketplace participants would use.

We perform impairment testing of long-lived assets in accordance with SFAS No. 144. If the undiscounted cash flows are less than long-lived asset (group) carrying amount, we determine the fair value of the asset (group) and recognize the impairment loss, if the carrying value exceeds the fair value of the asset (group).

As of December 31, 2008, we believe our intangible assets with definite useful lives and long-lived assets will generate enough cash flows to recover their carrying value.

Impairment charges, if identified, are generally recorded in the line item other operating expenses, net in the consolidated statements of income. We did not recognize impairment loss as of December 31, 2008 and 2007 and recognized impairment loss of $18.2 million in 2006, including impairment of goodwill in the amount of $2.5 million.

New and Recently Adopted Accounting Pronouncements

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”) and SFAS No. 160, Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. We will be required to adopt SFAS No. 141(R) and SFAS No. 160 on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS No. 141(R) acquisition related costs should not be capitalized any longer but expensed as incurred. We do not expect SFAS No. 141(R) and SFAS No. 160 to have a material impact on our consolidated financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position (“FSP”) FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”) with the objective of improving the consistency between the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. GAAP standards. FSP FAS 142-3 establishes additional factors to be considered by an entity in developing assumptions about renewal or extension used to determine the useful life of an intangible asset recognized under SFAS No. 142. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt FSP FAS 142-3 effective January 1, 2009. We do not expect FSP FAS 142-3 to have a material impact on our consolidated financial position and results of operations.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active (“FSP FAS 157-3”) that applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS No. 154”)). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. Application of FSP FAS 157-3 did not have a material impact on our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

We continue to invest financial and human resources in new product development, focusing on long-term strategic projects aimed at creating innovative products and technologies and new food categories. Our research and development department focuses on new project development for all three of our business segments. It is located at Lianozovsky Dairy Plant and has 20 employees. However, we did not incur significant research and development costs, which are normally reported as part of our cost of sales. For a more detailed discussion of new product development see “Item 4. Information on Our Company - B. Business Overview-New Product Development.”

D. Trend Information

Markets

According to the Ministry of Economic Development and Trade of the Russian Federation, the growth of gross domestic product (GDP) in Russia slowed to 5.6% in 2008, following growth of 8.1% and 7.4% in 2007 and 2006, respectively. Disposable income levels continued to increase in 2008, although disposable income levels in the regions will continue to lag behind those in Moscow. There are contradictory forecasts regarding Russia’s economic outlook in 2009, but virtually all concur that the GDP in Russia will contract. Over the last decade, improvements in Russia’s macroeconomic situation generally supported favorable trends in our key market segments. Dairy consumption has been shifting towards packaged products whereas the share of unpackaged dairy products has been steadily decreasing. In addition, consumers in Russia have, in recent years, consumed more fruit-containing, dessert and enriched products. We have seen an increasing preference for juice over fresh fruit, which generally accompanies increases in income. This has resulted in the growth in consumption of vitamin-rich products with varying tastes and nutritional characteristics, including increased demand for juice-containing beverages. Price inflation and the economic downturn which began in 2008 have already had a negative affect on these trends. We believe that, for the duration of the economic downturn, these positive tendencies in consumption will stagnate but not necessarily reverse and will continue to develop once the economic situation has stabilized and the economy as a whole begins to grow again. At the same time, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies. We believe the current economic downturn will lead to a slowing of or freeze in substantial investments in modernizing packaging and manufacturing equipment. Instead, the pressures exerted by the crisis will encourage players to accelerate the development and launch of lower-cost products positioned as value-for-money alternatives rather than higher margin items. The dairy industry is also seeing some resurgence in the activity of smaller regional producers.

Consumption of babyfood continued to rise in 2008. We estimate that the Russian babyfood market grew by 17% in value terms in 2008 and will grow in 2009. The active promotion of babyfood and education efforts sponsored by the government and producers of specialized babyfood has also had a role in increasing product awareness and consumption.

Dairy Segment

In recent years, raw milk volumes have decreased in Russia due primarily to a fall in livestock numbers. However, in 2006, the raw milk supply increased by 0.6% compared to 2005, in 2007 the raw milk supply increased by 2.3% and in 2008 supply increased by 1.1% due to significant investments into farm development by major dairy producers, enhanced effectiveness of cattle-breeding methods, the application of modern technologies by Russian farms and the National Program of Agro-Industrial Development, a government sponsored initiative offering interest free loans for the development of agriculture and the creation of large farming enterprises and regional milk collection centers.

In 2007, we experienced significant increases in the raw milk purchase price. The average weighted raw-milk purchase price paid by us increased in ruble terms by approximately 14% in 2005, 7% in 2006 and 64.8% in 2007. The price increases were due, in part, to droughts in Australia and New Zealand, the world’s largest suppliers of dry powder milk, and due to an increase in demand for milk products in such densely populated countries as China, Indonesia, Algeria and a number of other countries in Asia and Africa. Industry experts estimate that the Russian dairy market decreased in terms of volume in 2008 as a combined result of market price inflation caused by raw milk price increase in 2007 and the adverse change in the economic situation.

Our market leadership in the Russian dairy market depends on our ability to adapt to a rapidly changing marketplace. Until 2008, we were focused on capturing market opportunities generated by the emergence of a middle class, not only in Moscow and a handful of large cities, but across the country. This translated into greater health awareness and busier lifestyles. With the onset of the present economic downturn, we face another market reality characterized by decreasing personal incomes and reduced demand for consumer goods. Following these adverse factors combination, we expect the dairy market will decrease in terms of volume in 2009.

At the end of 2008, a new dairy technical regulation was applied which limits the usage of powdered milk in dairy products, specifically in the white-milk category. Products that are produced from a powdered milk base cannot be labeled “milk” but rather must be labeled “milk drink”. We prepared for this change in advance and believe we were able to achieve 100% compliance with the new regulation. Our core brands are produced from natural milk and we do not expect any negative impact on our sales. At the same time, the new technical regulation will led to increased demand for domestic raw milk and may cause further price volatility for domestic raw milk supply.

Our focus on core dairy brands is essential going forward and especially now. We were the ninth largest television advertiser in Russia in 2008. We intend that our marketing efforts to be more effective and targeted, conveying our key values of health and wellness as strategic pillars. In light of the current economic situation, our marketing approach will be tactically adjusted in favor of value-for-money propositions. We intend to achieve growth in 2009 by strengthening our current market position, increasing the competitiveness of the brands in our core portfolio and further expanding our distribution network.

Beverages Segment

At the end of 2006, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. We had substantial price increases for juice concentrate and other materials during the latter half of 2007 (e.g. apple juice concentrate which is included in the majority of our recipes) and the average selling price in ruble terms increased by 16.4% in 2007. This allowed us to offset input costs and improve gross margins. However, price growth in the industry resulted in a flat market performance in 2008 compared to 2007.

In recent years, we have observed growing price awareness among consumers and this has led us to be more active in the lower-middle price segment. We expect further growth in juice sales in the lower-middle segment. We also believe that the average selling prices in the regions will, as a whole, continue to be lower than the average selling prices in Moscow and St. Petersburg, due to lower household incomes. As a result, as we increase our sales in the regions and of lower-middle price segment products our gross margin is negatively affected. In the Central region of Russia, where incomes are higher, we are focusing our efforts on providing beverage products in the upper-middle and premium segments. Thus, in 2007, our sales of “J7”, our flagship upper-middle brand, increased by more than 30%. We entered the mineral-water market in 2003.

We estimate that the mineral water market in Russia is growing annually by approximately 10% in volume terms. Our water offerings include the premium “Essentuki” brand, which is traditionally known for its use for medicinal purposes and a new mid-price “Rodniki Rossii” brand. We believe that the water market will demonstrate a positive long-term dynamic due to growing water-quality concerns among consumers and we plan to grow our presence in this segment. In the short term, we expect that the present economic downturn may cause the water market to shrink.

Babyfood Segment

Babyfood consumption in Russia is growing due to the active promotion of babyfood and education efforts sponsored by the government and producers of specialized babyfood, which has increased health awareness and knowledge of the critical importance of proper nutrition in the earliest years for later life. Currently, higher and upper middle income groups are driving consumption, with income growth in recent years increasing the demand for healthy, specialized products for babies across Russia.

With a fast-growing middle class, Russian per capita consumption of babyfood is expected to rapidly catch up with Central and Eastern European levels. In addition, purchases by publicly owned institutions such as hospitals and children’s homes and targeted state-run programs aimed at childhood nutrition continue to play an important role, although the share of government purchases of the overall market is expected to decline. However, we expect that babyfood market will increase in 2009 and thereafter.

The babyfood market is already consolidated, with the top six players accounting for approximately 73% of the total value in 2008, according to MEMRB. However, new players, foreign and domestic, continue to enter the market. Expansion into regional markets will require increased marketing and sales expenditure as well as higher transportation costs. We continue to review options for expanding our babyfood production capacity in terms of volume and type of production as well as geographic location.

See also “Item 4. Information on Our Company—B. Business—Business Overview” for a discussion of trends in the dairy, beverages and babyfood markets.

E. Off-balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2008

	Payments due by periods
	At December 31, 2008
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	In thousands of U.S. Dollars
Notes payable	$247,647	$159,153	$88,494	—	—

Vendor financing obligations	23,476	14,593	8,850	33	—
Long-term loans	335,789	8,632	313,885	9,895	3,377
Short-term loans	66,278	66,278	—	—	—
Purchase obligations	32,222	32,222	—	—	—
Estimated interest expense	70,554	35,495	32,615	2,033	410
Total	$775,966	$316,373	$443,845	$11,961	$3,787

For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Item 6.Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director
Guy de Selliers	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Igor V. Kostikov (2)	1958	Director
Michael A. O’Neill	1945	Director
Alexander S. Orlov(1)	1948	Director
Marcus J. Rhodes(2)	1961	Director
Jacques Vincent	1946	Director
Evgeny G. Yasin (2)	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Tony D. Maher	1956	Chief Executive Officer, Chairman of the Management Board
Dmitry V. Ivanov	1967	Chief Financial Officer, Management Board Member
Silviu Popovici	1968	Head of Foods Business Unit (incorporating Dairy and Baby Food), Management Board Member
Gary Sobel	1967	Head of Beverages Business Unit, Management Board Member
Oleg E. Kuzmin	1969	Head of Agricultural Business Unit, Management Board Member
Natalia K. Turkulets	1966	Head of Human Resources Department, Management Board Member
Marina G. Kagan	1968	Head of Public Affairs, Management Board Member
Gennady K. Krainov	1951	Head of Information, Analysis and Control Department, Management Board Member
Roman V. Bolotovsky	1969	Head of Legal Department
Timofei V. Tarasov	1978	Director of International Unit

(1) Party to the Amended and Restated Partnership and Cooperation Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

(2)  Member of the Audit Committee.

David Iakobachvili has served as Chairman of Wimm-Bill-Dann’s Board of Directors since May 2001. He also serves on the board of directors of a number of businesses that he founded and developed into large agricultural, real estate, mining and entertainment holdings, namely RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Coal mine Kolmogorovskaya-2 LLC, Managing Company Promuglesbyt LLC, Kolmogorovskoe shahtoupravlenie LLC and Metelitsa-Club CJSC. He also serves as the director of Airport Financial Services Limited, a company that provides financial services. Mr. Iakobachvili also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkeksut OJSC, Wimm-Bill-Dann Beverages OJSC and Gulkevichi Creamery CJSC, Atamanskoe LLC, Zavety Ilicha OJSC, Niva CJSC, Trud OJSC. He is the Chairman of the Board of directors of RusBrand non-profit partnership; the Chairman of Committee, member of the Presidium Office and the Vice-President of the Russian Union of Industrialists and Entrepreneurs. In addition, he plays an active role in the Russian Chamber of Commerce and Industry, the National Corporate Governance Council, the Russian-American Business Council, the Russo-British Chamber of Commerce, the Senate of Economic Advisers of the European Democracy Forum, the World Economic Forum and Monaco World Summit.

Sergei A. Plastinin has served as a member of Wimm-Bill-Dann’s Board of Directors since May 2001. He served as the Chairman of the Management Board, which is the chief executive officer position, from 2001 to April 2006. Mr. Plastinin is also a founder and the chief executive officer of a number of businesses in the agricultural, real estate and fashion industries, including, among others, Taly Enterprises Limited and Lendero Limited. Mr. Plastinin also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann OJSC, Wimm-Bill-Dann Beverages OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkekesut OJSC, Karasuk CJSC and Gulkevichi Creamery CJSC. Mr. Plastinin has also served as the Chairman of Council of the Russian Dairy Union since August 2000.

Guy de Selliers has served as an independent member of Wimm-Bill-Dann’s Board of Directors since December 2001. Currently, Mr. de Selliers serves as a member of the board of directors and a Chairman of the Audit Committee at Norilsk Nickel OJSC and a member of the board of directors of furniture manufacturer Shatura OJSC and Allied Resources Inc oil and gas company. He is also a director and member of the Audit Committee of Solvay S.A., a global group of pharmaceutical and chemical companies. Mr. de Selliers is also the Chairman of Apprion Group Ltd, HB Advisers (UK) and Partners in Hope. During 2004 and 2005, Mr. de Selliers was a member of the international supervisory board at Fortis Group, an international financial services provider and, from 2001 to 2003, he acted as Chairman of Leader Capital equity fund. During 1998 to 2000, he headed up the European business of Fleming Investment Bank. Mr. de Selliers served as chief executive officer of MC BBL investment bank from 1997 to 1998. He was also a Deputy Vice President of European Bank for Reconstruction and Development (the EBRD) from 1991 to 1997. He received a degree in engineering in 1975 and in economics in 1977 at the University of Lourain.

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

Igor V. Kostikov has served as an independent member of our Board of Directors since June 2007. Mr. Kostikov serves as the chairman of the management board of the Institute of Stock market and Governance, as the general director of Almaz-Antey Thomson Broadcast, general director of Institute of World’s Economic and International Relations, member of board of directors of the International stock exchange St. Petersburg, member of ICGN, member of academic council of the Russian Academy of State’s Governance and member of international consulting report of ACPO. Since 2005, Mr. Kostikov has been a professor at the Moscow State University Business School, Doctor of Economics with a focus on world economy and finance and credit. From 2000 to 2004, Mr. Kostikov served as Chairman of the Federal Commission of the Securities Market. He is one of the authors of the Russian Corporate Governance Code. Between 1999 and 2000, Mr. Kostikov was Deputy Chairman of the Finance Committee in the St Petersburg City Administration. Between 1992 and 1993, he served as a managing director at UK-based Friends Providence Asset Management. He actively participates in the work of international organizations, including the OECD, EES, IBRD and EBRD, among others. Mr. Kostikov is a graduate of the economics department of Leningrad State University.

Michael A. O’Neill has served as an independent member of Wimm-Bill-Dann Foods’ Board of Directors since December 2001. Currently, Mr. O’Neil serves as chief executive officer of Coca-Cola Icecek in Turkey. He also served on the board of directors of Efes Breweries International. From 1989 to 2000, Mr. O’Neill held various executive positions within the Coca-Cola Company. He received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967.

Alexander S. Orlov has served as a member of Wimm-Bill-Dann Foods’ Board of Directors since May 2001. Mr. Orlov serves on the board of directors of Non-commercial partnership

Benelux Residence. He also serves on the board of directors of our subsidiary: Wimm-Bill-Dann Ukraine OJSC. From 1992 and 1997, he was director of the dairy department and the general director of the Moscow Baby Food Plant. From 1997 to 1998, he was general director of the Lianozovsky Dairy Plant. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Dairy Industry in 1975 with a degree in engineering.

Marcus J. Rhodes has served as a member of our Board of Directors since June 2008. He also served as an independent director for Rosinter Group, Cherkizovo Group and for a South Africa-based real estate company. Mr. Rhodes has 20 years of professional experience in auditing work. He has held various auditing positions with well-recognized financial services and consulting firms in different countries, including Poland and Russia. From 2002 to 2008, Mr. Rhodes acted as an audit partner for Ernst & Young and, in this capacity, was the audit partner in charge of the audit of Wimm-Bill-Dann Foods OJSC from 2002 to 2005. Mr. Rhodes earned degrees in accounting from Loughborough University in England in 1982, and from the Institute of Chartered Accountants in England & Wales in 1986.

Jacques Vincent has served as a member of our Board of Directors since June 2007. Mr. Vincent also serves as a member of the Board of Directors of Syngenta (Switzerland), Cereplast, Inc. (USA) and Yakult Honsa Co. Ltd. (Japan), and as Chairman of the Board of Directors of Ecole Normale Superieure (Lyon). Mr. Vincent was appointed Vice Chairman and Chief Operating Officer of Groupe Danone in 1998. Prior to this, he was Vice President of the Fresh Dairy Products division of Groupe Danone. Having spent most of his career with Groupe Danone, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. He holds an engineering degree from Ecole Centrale de Paris, as well as a degree in economics and a Master of Science from Stanford University

Evgeny G. Yasin has served as an independent member of Wimm-Bill-Dann Foods’ Board of Directors since December 2001. He has been a professor of the State University—High School of Economics since July 1998. Mr. Yasin also serves on the board of directors in a number of businesses, namely Sollers OJSC, Echo of Moscow CJSC. He also serves as the president of non-governmental fund Expert Institute. From 1994 to 1998, Mr. Yasin was Russia’s Minister of the Economy. He graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics.

Gavril A. Yushvaev has served as a member of Wimm-Bill-Dann Foods’ Board of Directors since June 2005. He also serves as a member of the board of directors of a number of businesses that he founded and developed into large agricultural and real estate holdings, namely RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Eisk Port Elevator OJSC, Coal mine Kolmogorovskaya-2 LLC, Managing Company Promuglesbyt LLC, Kolmogorovskoe shahtoupravlenie LLC and Cattle Farm Naroosanovsky OJSC. Mr. Yushvaev also serves as the president of RusAgroProject CJSC.

Tony D. Maher has served as Wimm-Bill-Dann Foods’ Chief Executive Officer and Chairman of the Management Board since April 2006. Prior to joining Wimm-Bill-Dann, he served as chairman of the board of directors of Multon, a Russian juice company. He also held a variety of senior positions in Western, Central and Eastern European markets within the Coca-Cola group of companies, including Region Managing Director for Coca-Cola HBC, one of the largest bottlers of non-alcoholic beverages in Europe.

Dmitry V. Ivanov has served as our Chief Financial Officer since May 2008. He is also director of our subsidiary Wimm-Bill-Dann Finance LLC. Between 2003 and 2008, Mr. Ivanov served as first vice president of finance at Sitronics, a publicly listed company within the AFK Sistema Group, where he was responsible for capital market transactions and corporate financial strategy. Prior to this, he worked in a variety of senior finance posts within the AFK Sistema Group, Multon, Creditanstalt Investment Bank and Small Enterprise Assistance Funds, a U.S.

private equity fund. Mr. Ivanov graduated from the St. Petersburg Shipbuilding University in 1991 and in the same year received a Certificate in Accounting from the St Petersburg University of Economics. He holds an MBA from Vlerick Leuven Gent Management School.

Silviu Popovici has served as our Head of Foods Business Unit (incorporating Dairy and Babyfood) since December 2008. Prior to this, Mr. Popovici was in charge of our Beverages Business Unit, a post he held when joining us in September 2006.  He is also a member of the board of directors of the Russian organization Efficient Consumer Response. Mr. Popovici has extensive experience in sales, marketing, operations and general management with Bristol-Myers Squibb and Coca-Cola in Romania, Russia and Ukraine. From 2004 to 2006,   Mr. Popovici worked as country manager for Coca-Cola HBC Ukraine.  He has a degree in physics from the University of Bucharest and an MBA from the London Business School.

Gary Sobel has served as our Head of Beverages Business Unit since December 2008. Prior to this, Mr. Sobel served in several top-level positions within the company.  He joined us as the head of our Babyfood Business Unit in March 2007 and, later he led our Marketing and Innovation group. Mr. Sobel began his career at Procter & Gamble, where for over 13 years he worked in various positions in Canada, the U.S., UK and Russia.  At Procter & Gamble, he worked on the Wal-Mart Customer Team, and headed up the In-store Marketing and New Product Performance for their Baby Care Division.  Mr. Sobel also led Dirol Cadbury (a division of Cadbury Schweppes) in Russia.  Mr. Sobel graduated with a B.A from Concordia University (Montreal, Canada) with a gold medal for highest standing in the Business Administration program, and later graduated with Honors and on the Dean’s List from the University of Western Ontario (Canada) with an M.B.A.

Oleg E. Kuzmin has served as Head of Agricultural Business Unit since December 2008. Mr. Kuzmin is a member of our Management Board since 2005. Mr. Kuzmin served as Wimm-Bill-Dann’s Head of Dairy Business Unit since August 2004. He also serves on the board of directors of a number of our subsidiaries: Wimm-Bill-Dann Ukraine OJSC, Tuimazy Dairy Plant OJSC, Bishkeksut OJSC, Karasuk CJSC, Atamanskoe LLC, Zavety Ilicha OJSC, Niva CJSC, Trud OJSC. Mr. Kuzmin has been employed by Wimm-Bill-Dann since 1995. From September 2003 to August 2004, he was head of operations of the dairy business unit. Prior to that, he served in various managerial positions, including head of the cheese project, director of the Nizhny Novgorod Dairy Plant, strategy director of the Lianozovsky Dairy Plant and marketing director of Wimm-Bill-Dann’s Trading Company. Mr. Kuzmin graduated from Moscow State Bauman Technical University and Moscow State University. He also received an MBA from the Academy of the National Economy of the Government of the Russian Federation.

Natalia K. Turkulets has served as our HR Director since May 2008. From 2003 to 2008, Ms. Turkulets served as the head of HR for Salym Petroleum Development N.V. (Shell JV), and from 1996 to 2003, she served in a variety of senior HR posts within at ConocoPhillips, a U.S.-based oil company. Ms. Turkulets graduated from People’s Friendship University in 1990 with a degree in mathematics and interpreting. She subsequently received a PhD in Social Science at the Russian Academy of Sciences in Moscow in 2006.

Marina G. Kagan has served as Wimm-Bill-Dann Foods’ Head of Public Affairs and a member of the Management Board since May 2004. From 2001 to 2004 Ms. Kagan worked as a partner at Shared Value, a London-based international financial public and investors’ relation firm. Prior to this she joined Gavin Anderson & Co, an international investor and public relations consultancy in 1998, where she served on the Board of Directors until 2001. From 1991 to 1998, Ms. Kagan worked for BBC radio and TV, and served as a Moscow correspondent for the BBC World Service from 1995 to 1998. Ms. Kagan graduated from Westminster University in London, England.

Gennady K. Krainov has served as Wimm-Bill-Dann Foods’ Head of Information, Analysis and Control Department since December 2003 and as a member of the Management Board since

June 2005. Mr. Krainov is also a member of Board of Directors of our subsidiary Gulkevichi Dairy Plant CJSC. From 1975 until 2003, Mr. Krainov held managerial positions within national security bodies and at the tax police. He also worked for the Russian External Trade Ministry and Chamber of Commerce and Industry. Mr. Krainov graduated from the Moscow Geology Institute and the Higher School of Committee for State Security, where he received a legal degree.

Roman V. Bolotovski has served as our Head of Legal Office since January 1993. Mr. Bolotovsky has played a vital role in establishing best legal and corporate practices throughout the organization. He was also actively involved in preparing the company for its listing on the NYSE and the subsequent merging of its numerous legal entities into the holding company, a process that is still ongoing.  He graduated from the Moscow State Legal Academy in 1994, where he received a law degree.  Mr. Bolotovsky is currently a member of the Moscow City Bar.

Timofei V. Tarasov has served as our Director of International Unit since November 2008, where he has direct responsibility for all of our businesses in Ukraine, Central Asia and the Caucasus. Prior to joining us, Mr. Tarasov worked as a Project leader for the Boston Consulting Group. He held a number of key posts in sales and marketing at British American Tobacco and Honda Motors Co. Ltd., where he worked both in Moscow and certain regions of the Russian Federation. Mr. Tarasov graduated with distinction from Moscow State University of International Relations (MGIMO) in 2002 with a degree in international economic affairs. He also holds an MBA with distinction from INSEAD.

All of our directors were elected on June 27, 2008 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders’ meeting, which will take place in June, 2009.

B. Compensation of Directors and Senior Management

In 2008, the aggregate amount of compensation to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $28.2 million.

In 2006 we entered into a share-based award agreement with some of our executives. Commencing April 2007 a Stock Appreciation Rights incentive program linked to ADS has been approved for wider senior management. According to this program a certain number of senior management are rewarded with Stock Appreciation Rights (“SAR”) linked to the price of the Company’s ADR. The exercise price of SAR is determined as the average market value of ADR of the Company over the period January 1 to the date prior to the Board meeting at which the prior year U.S. GAAP Statements are approved. Cash paid by us to settle SAR exercised in 2008, 2007 and 2006 amounted to $17.9 million, $0.6 and $nil, respectively.

No funds were set aside for pension, retirement and other similar benefits for the same directors and executive officers as of December 31, 2008, except those required by Russian legislation.

We compensate each member of the board of directors $100,000 annually, starting July 2008, plus transportation and lodging expenses incurred in connection with their attendance at board meetings, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board is compensated $388,000 annually plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. We also compensate each member of the Personnel and Compensation Committee $12,000 and each member of the Investment and Strategic Planning Committee $10,000, each member of Corporate Governance Committee of $18,000 and each member of the Audit Committee $14,000 for participation in each planned and directly attended Committee meeting.

C. Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eleven members, including five independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings.

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

The business address for all of our officers and directors is 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation.

Management Board

The composition of our Management Board, which consists of our executive officers, is determined by the Board of Directors and consists of eight members: Tony D. Maher, Marina G. Kagan, Oleg E. Kuzmin, Gary Sobel, Silviu Popovici, Dmitry V. Ivanov, Natalia K. Turkulets and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

Chairman of the Management Board

In accordance with our current Charter, the Board of Directors appoints the Chairman of our Management Board, our chief executive officer, for a term of five years. The rights, obligations and the times and amounts of payment for the Chairman’s services are determined pursuant to our charter and by contract. The Chairman of the Management Board is responsible for day-to-day management of our activities.

Board of Directors Committees

Audit Committee

The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is currently comprised of three independent directors, Marcus J. Rhodes, Evgeny G. Yasin and

Igor V. Kostikov. Our Board of Directors has determined that Marcus J. Rhodes is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

•                  monitoring of crucial financial risks

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

Investment and Strategic Planning Committee

The Investment and Strategic Planning Committee of our Board of Directors was formed on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of M. O’Neill, an independent director who serves as the Committee Chairman, S. Plastinin and M. Dubinin. According to its bylaws, the Investments and Strategic Planning Committee is designed to assist the Board of Directors in approving and carrying out its oversight responsibilities in relation to significant investment programs, mergers and acquisitions and strategic planning.

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

Corporate Governance Committee

The Corporate Governance Committee of our Board of Directors was formed on June 1, 2007 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of G. de Selliers, who serves as Committee Chairman, D. Iakobachvili and M. O’Neill. According to the bylaws, the Corporate Governance Committee is tasked to assist to the Board of Directors in implementing its functions in the following areas:

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

•                  determination of the best ways of interaction of the Board of Directors and /or its members with officials and employees;

•                  organizing annual self-assessment of Board of Directors members.

According to the bylaws, the Corporate Governance Committee shall meet not less than once during each fiscal quarter.

Company Committees

Disclosure Committee

Our Disclosure Committee was formed on March 24, 2003 by the order of the Chairman of our Management Board. It is currently composed of our Chief Financial Officer, Head of PR, Head of the Legal Office, Head of the Treasury, Financial Comptroller, Heads of our Business Units, Financial and Head of the Reporting, Budgeting and Analysis Department. The Committee’s activities are coordinated by the senior investor relations manager.

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

Audit Commission (for financial reporting under Russian law)

The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has seven members:

I.N. Ieshkina, L.M. Gavrilenko, V.V. Dzhemelinskaya, A.A. Davidyuk, T.A. Nazarova, A.D. Popov and E.A. Kozlova. Our Audit Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders’ meeting, which will take place in June 2009.

Corporate Governance

We are required under the listing rules of New York Stock Exchange to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website http://www.wbd.com/profile/governance/ and appears in section 16G in this report.

D. Employees

In 2008, we had an average of 18,485 employees within Russia and the other countries of the CIS, including 9,822 production employees, 6,005 marketing, sales and distribution employees and 2,658 general and administrative employees. We do not employ a significant number of part-time employees. In 2007 and 2008, we experienced a higher level of departures due to reduction in employee numbers. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production	Marketing Sales and Distribution	General and Administrative	Percent Change over Prior Year
2008	9,822	6,005	2,658	-7%
2007	11,076	5,712	3,008	2%
2006 (1)	10,811	5,355	3,159	2	%(2)

(1)          Excluding employees of businesses we acquired in 2006 (Surgut, Ochakovo, Manros and MOLKA).

(2)          Despite a workforce reduction of over 900 people in the period from June to December 2006, we still had a 2% increase in the average number of personnel in 2006 vs. 2005. This growth was due to an increase in production personnel caused by increasing utilization of manufacturing facilities in 2006, growing Agro business, and re-launching the plants acquired in 2005 (Obninsk, Pervouralsk and Nazarovo dairy plants).

Our personnel enjoy a relatively high level of social benefits. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in professional and management education programs. Starting in 1998, leading managers of our subsidiaries have been involved in programs to upgrade their professional skills through a program of the Russian government. We seek to maintain effective management teams at our plants by recruiting qualified new employees, as well as through customized retraining programs and on-site training in our leading plants. Programs for training personnel have been developed and implemented at all our regional plants as well as sales offices and managing company. In addition, in 2005, we created a corporate university to educate and train our personnel, create an internal management pool and provide an opportunity for employees to share their knowledge and experience as well as an opportunity to advance their careers. In 2006, we also initiated various HR projects in the Compensation & Benefits domain. In 2006, we commenced implementation of a Key Performance Indicators (KPI) system across all business units and introduced individual development plans for the top 500 employees. The majority of our employees now have variable salaries linked to performance. In 2007 we introduced a long-term incentive program for our top executives based on Stock Appreciation Rights. For additional information, see Note 22 to our Consolidated Financial Statements.

E. Share Ownership

Each ADS (GDS) is the economic equivalent of one share of our common stock.

The aggregate beneficial interest of our directors, senior management and employees as of June 16, 2009 was as follows:

Number of Shares of Common Stock	Number of GDSs	% Capital Stock Outstanding
16,913,299	2,536,182	44.20

For further description of the individual interest of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of June 16, 2009.

Name of Beneficial Owner	Number of Shares Owned	Percentage of Shares Outstanding	Number of ADSs/GDSs Owned	Percentage of Shares Outstanding	Total Number of Shares Owned (Shares+ ADSs/GDSs)	Total Percentage of Shares Outstanding (Shares+ ADSs/GDSs)
Gavril A. Yushvaev(1)(2)	7,590,880	17.3%	1,038,638	2.4%	8,629,518	19.6%
Sergei A. Plastinin(1)(2)	2,113,604	4.8%	134,809	0.3%	2,248,413	5.1%
David Iakobachvili(1)(2)	3,814,852	8.7%	803,783	1.8%	4,618,635	10.5%
Mikhail V. Dubinin(1)(2)	1,809,260	4.11%	264,112	0.6%	2,073,372	4.7%
I.M. Arteks Holdings Limited	183,639	0.4%	—	—	183,639	0.4%
Alexander S. Orlov(1)(2)	1,201,064	2.7%	172,662	0.4%	1,373,726	3.1%
Mikhail I. Vishnyakov(2)	200,000	0.5%	100,000	0.2%	300,000	0.7%
Viktor E. Evdokimov(2)	0.00	0.0%	22,178	0.1%	22,178	0.1%
Wimm-Bill-Dann Finance LLC (treasury stocks)	1,561,473	3,6%	—	—	1,561,473	3,6%%
Other holders of ordinary shares	7,930,328	18,0%	—	—	7,930,328	18,0%
Holders of American Shares(3)	—	—	15,058,718	34,2%	15,058,718	34,2%
Total	26,405,100	60.01%	17,594,900	39.99%	44,000,000	100.0%

(1) Member of our Board of Directors.

(2) Party to the Amended and Restated Partnership and Cooperation Agreement.

(3) Best to our knowledge, Groupe Danone, together with its subsidiaries, holds an 18.4% stake in Wimm-Bill- Dann Foods OJSC.

As of June 16, 2009, we had 44,000,000 shares of authorized and issued common stock, and 42,438,527 outstanding shares. The total number of ADSs outstanding was 16,126,613 representing underlying ownership of 16,126,613 shares, or 36.65% of our outstanding shares. The total number of GDSs outstanding was 1,468,287 representing underlying ownership of 1,468,287 shares, or 3.34% of our outstanding shares. The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is OOO Deutsche Bank. All shares of common stock have the same voting rights. According to Capital Bridge Analytics we have 64 record holders in the U.S., holding ADSs and/or shares comprising at least 10.70% of our total outstanding share capital.

Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

In 2006 through 2008, our shareholders entered into several transactions thus changing their shareholdings as follows: Gavril A. Yushvaev increased his shareholding from 19.45% in 2006 to 19.61% in 2008, Sergei A. Plastinin decreased his shareholding from 8.58% in 2006 to 5.95% in 2007 and 5.11% in 2008, David Iakobachvili increased his shareholding from 10.14% in 2006 to 10.34% in 2007 and 10.50% in 2008, Mikhail V. Dubinin decreased his shareholding from 4.92% in 2006 to 4.71% in 2007, Alexander S. Orlov increased his shareholding from 3.02% in 2006 to 3.12% in 2007, Mikhail I. Vishnyakov decreased his shareholding from 1.00% in 2006 to 0.68% in 2007.

In the period December 2008 through June 16, 2009 our 100% subsidiary Wimm-Bill-Dann Finance LLC acquired 1,561,473ordinary shares that amounts 3.55% of shares outstanding, for more information see “Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

B. Related Party Transactions

We had a number of transactions with companies that were directly or indirectly through one or more intermediaries controlled by us or directors and key shareholders owning directly or indirectly an interest in the voting power of these companies. The details of these transactions are stated below.

Milk Suppliers: During 2008, 2007 and 2006, we purchased milk from certain milk supplying companies, which are controlled by members of our control group of shareholders, amounting to $15,289, $17,473 and $12,175, respectively. As of December 31, 2008 and 2007 accounts payable to these milk-supplying companies in respect of milk received amounted to $475 and $410, respectively. The prices for milk supply from certain enterprises are determined as in the normal course of the business. We do not expect any risks or contingencies, associated with these operations. The transactions incurred on a market basis and do not differ from those that would likely be negotiated with other unrelated suppliers.

AlfaStrahovanie: During 2007 and 2006 one of the members of our Board of Directors was also a member of the Board of Directors of insurance company OAO AlfaStrahovanie. Insurance services received from AlfaStrahovanie in 2007 and 2006 amounted to approximately $1,048 and $660, respectively. As of December 31, 2007, accounts payable to AlfaStrahovanie in respect to these services amounted to $119. In 2008 the WBD Foods’ Director disposed of his interest in AlfaStrahovanie.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

8.A.1-4 See “Item 18. Financial Statements”

8.A.5 Not applicable.

8.A.6 Export Sales

We began exporting our juice products, in particular our “Wonder Berry” traditional berry-juice drinks, to western markets in 1999, mainly focusing on Russian communities abroad. We selected this product because of its distinctiveness and the opportunity it presented to take advantage of the expansion of the red-berry juice market in Europe.

We currently export our juice products to the United States, Canada, some CIS countries, France, Israel, Latvia, Estonia, Lithuania, Mongolia and China. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Kazakhstan, Georgia, Armenia and Moldova, and we further developed our distribution channels, marketing efforts and sales in Belarus during 2008. We also export our “Essentuki” mineral water, principally to the United States, Canada and Moldova. Our production facilities were certified in 2007 to export “Essentuki” to Ukraine.

The Lianozovsky Dairy Plan (2004), Tsaritsino Dairy Plant (2005) and the Rubtsovsk dairy plant (2007) have received licenses to export dairy products to the European Union (EU). During the licensing process, all of the equipment and production, technological and control processes at the plants were inspected to ensure compliance with international norms and standards based on the principles of Hazard Analysis and Critical Control Points (HACCP). The EU license is accepted by a majority of CIS countries as an indicator of high quality and safety.

We routinely participate in trade shows in foreign countries and work with foreign distributors on promotional campaigns and product tastings (e.g., “Green Week”, “ANUGA” and “SIA”). We also engage in market testing and market research in, as well as one-off deliveries to, foreign countries in order to determine the attractiveness of potential future markets. We are a five-time recipient, most recently in 2008, of “The Best Industry Sector Exporter” award from the Trade and Economic Council of the Russian Ministry of Economic Development and Trade.

When we export our products to any other country, we ensure that we are compliance with the applicable legislation governing the import of food products into that country. Independent distributors have, in a few cases, attempted to export products to other countries that did not meet applicable legislation.

8.A.7 Litigation

Other than the legal claims and proceedings described below, we are not involved in any claims or legal proceedings that we believe to be material.

FAS Claims

In St. Petersburg FAS conducted investigation that resulted in a number of antimonopoly proceedings and administrative proceedings in which the St. Petersburg regional FAS alleged that we were engaging in unwarranted price increases for our finished products, as well as purchasing raw milk at below-market levels and assessed fines against us totaling $1.02 million. The investigation in St. Petersburg resulted in 4 antimonopoly litigations and 4 administrative litigations based on two of the abovementioned antimonopoly litigations. One of the antimonopoly proceedings was ceased by St. Petersburg regional FAS. The other antimonopoly proceeding was successfully appealed by us and was found invalid as well as one administrative proceeding based on it and we are waiting that the other administrative proceeding based on this antimonopoly proceeding will also be found invalid. We appealed the other two antimonopoly proceedings which are currently pending as well as administrative proceeding based on one of them.

Tax Claims

Failures or alleged failures by our suppliers to comply with their tax obligations may lead to claims against us from the tax authorities. For example, in 2007, Trading Company Wimm-Bill-Dann received a demand from the tax authorities to pay taxes that were reimbursed to us in the aggregate amount of $0.5 million based on the decision by the tax authorities that our supplier was negligent in paying its tax obligations. We filed a court claim seeking to invalidate this claim. Although the court ruled against us in the first two instances, the court of the third instance ruled in our favor and remanded the case back to the court of first instance for consideration. After being reconsidered in the court of first instance, we appealed the decisions of the courts that partially upheld our claims to the Constitutional Court of the Russian Federation, claiming that the existing tax practice is inconsistent with the Russian Constitution. The case is currently pending.

In addition, in 2008 the Russian tax authorities carried out an audit of Wimm-Bill-Dann for fiscal years 2004 through 2006 and found some of our suppliers negligent in paying or complying with their tax obligations and demanded that we reimburse VAT and income tax in the aggregate amount of approximately $7.8 million. In November 2008, we appealed this decision to higher tax authorities and in the court of first instance. The higher tax authorities partially invalidated these claims and reduced the total claims to approximately $2.0 million. The court proceeding is still pending.

To the best of our knowledge, in December 2008, the Moscow Regional service of the Russian Interior Ministry launched an investigation against us for alleged tax code violations. We believe that this investigation is based on an assessment by the Russian tax authorities for the fiscal years 2004 through 2006. We believe that there is no legal basis for this investigation, and we have lodged an appeal with the Moscow City Prosecutor’s Office. The investigation is currently pending. Although we continue to provide the results of due diligence carried out on our suppliers to the relevant Russian authorities, we cannot exclude the possibility that some of these suppliers will be found to have been negligent by the tax authorities.

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

In December 2006, the General Meeting of Shareholders approved payment of dividends, recommended by the board, for the 9 months of 2006 in the amount of RUR 7.86 (approximately $0.30) per share. We have paid to the shareholders all the dividends approved by the General Meeting of Shareholders.

In June 2007, the Annual General Meeting of Shareholders approved payment of dividends, recommended by the board, for the full year 2006 in the amount of RUR 3.18 (approximately $0.12) per share. The preceding dividends have, in each case, been paid to shareholders.

B. Significant Changes

In January through June 16, 2009, we acquired from the open market 1,287,008 shares into treasury, which constitute 2.93% of the Company’s share capital, for total consideration of $27.6 million.

In 2009, we experienced significant adverse currency fluctuations. The U.S. dollar and euro exchange rates increased from 29.38 and 41.44 as at December 31, 2008 to 31.15 and 43.30 as at June 16, 2009, respectively. The Company has the following payables denominated in U.S. dollars and euros as at December 31, 2008:

•                  Vendor finance payables in the amount of $6.0 million and 12.1 million euro;

•                  Euro denominated loans in the amount of $3.6 million;

•                  Syndicated loan in the amount of $250.0 million;

•                  Trade payables for concentrates and packaging materials in the amount of $11.0 million and 10.4 million euro.

The effect of this change in exchange rate on the amounts outstanding as of December 31, 2008 would have resulted in a foreign currency loss of approximately $15.7 million for the period from January 1, 2009 through June 16, 2009.

On Marh 6, 2009 we carried out the repayment of our ruble-denominated bonds in the amount of 4,660.3 million rubles ($129.9 million at the exchange rate as of March 6, 2009) from operational cash flows. The balance outstanding as of March 6, 2009 was 15.7 million rubles, which is equivalent of $0.4 million at the exchange rate as of March 6, 2009. The rates for the three subsequent coupons for the next 1.5 years were set at 15% annually.

In May and June 2009, the Company issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15% for the next one and half years. The interest is payable semi-annually, commencing in September, 2009.

In May 2009 the Company repaid ruble loan to Alfabank in the amount of 1.3 billion rubles, which is the equivalent of $44.2 million and $40.0 million at the exchange rates at December 31, 2008 and at dates of repayment, respectively.

On June 3, 2009 the Company repaid ruble loans to Sberbank in the amount of 1.3 billion rubles, which is the equivalent of $42.5 million and $40.7 million at the exchange rates at December 31, 2008 and June 03, 2009, respectively.

Item 9. Offer and Listing Details

(Only items 9.A.4 and 9.C are applicable.)

A. Market Price Information

The following table sets forth the monthly high and low market closing prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market closing prices per ADS for each quarter of 2007 and 2008 and the first quarter of 2009; and the annual high and low market closing prices per ADS during 2004, 2005, 2006, 2007 and 2008. Also set forth are the high and low market closing prices for shares of our common stock on the RTS.

	Shares of Common Stock		ADS
	High	Low	High	Low
May 2009	$28.26	$22.87	$53.86	$42.83
April 2009	$20.52	$16.79	$44.67	$32.81
March 2009	$17.50	$13.95	$33.84	$25.44
February 2009	$15.14	$12.78	$34.67	$24.13
January 2009	$14.00	$11.47	$34.62	$22.15
December 2008	$13.88	$11.44	$31.50	$20.50
November 2008	$19.56	$11.02	$46.51	$13.68
First Quarter 2009	$17.50	$11.47	$34.67	$22.15
Fourth Quarter 2008	$32.28	$11.02	$64.04	$13.68
Third Quarter 2008	$71.02	$31.76	$105.25	$63.87
Second Quarter 2008	$83.41	$72.35	$138.85	$104.58
First Quarter 2008	$92.79	$69.83	$144.40	$90.00
Fourth Quarter 2007	$85.89	$77.34	$134.93	$102.50
Third Quarter 2007	$88.28	$66.98	$117.31	$84.83
Second Quarter 2007	$69.16	$60.08	$104.01	$76.70
First Quarter 2007	$67.02	$49.13	$79.86	$56.49
2008	$92.79	$11.02	$144.40	$13.68
2007	$88.88	$49.13	$134.93	$56.49
2006	$56.24	$25.20	$66.59	$22.60
2005	$19.25	$15.50	$24.10	$14.42
2004	$18.28	$12.85	$19.98	$12.49

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

General Matters

Pursuant to our charter, we have the right to issue registered shares of common stock, shares of preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 44,000,000 common shares, each with a nominal value of 20 rubles, all of which are fully paid and issued. Our outstanding stock currently consists of 42,438,527 shares. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue 44,000,000 common shares with a nominal value of 20 rubles each. No preferred shares are authorized or outstanding. Preferred shares may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only shares of common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares.

Rights Attaching to Shares

Holders of our common stock have the right to vote at all shareholders’ meetings. As required by the Federal Law on Joint-Stock Companies and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

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

•               if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the agendas of the annual shareholders’ meeting and nominate candidates to the board of directors, counting commission, review commission;

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

Preemptive Rights

The Federal Law on Joint Stock Companies and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal

Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their preemptive right to purchase shares and the period during which shareholders can exercise their preemptive rights. Such period may not be less than 20 or, under certain circumstances, 45 days. We cannot sell the shares or securities convertible into shares which are subject to preemptive rights during this period.

Dividends

The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the interim and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders’ meeting by a majority vote of the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective period at the shareholders’ meeting; and a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Meetings of Shareholders—Notice and Participation.” Dividends are not paid on treasury shares.

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

Distributions to Shareholders on Liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Federal Law on Joint-Stock Companies and our charter allow us to be liquidated:

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

The Federal Law on Joint Stock Companies requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value. The price of newly issued shares for existing shareholders exercising their preemptive right to purchase shares could be less than the price paid by third parties, but not less than 90% of the price paid by third parties. Fees paid to intermediaries may not exceed 10% of the shares placement price. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a Joint-Stock company. These procedures require:

•               prior registration of a share issuance with the FSFM;

•               public disclosure of information relating to the share issuance; and

•               following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Charter Capital Decrease; Share Buy-Backs

The Federal Law on Joint-Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open Joint-Stock company. The Federal Law on Joint Stock Companies requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a three-quarter majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, early termination or discharge of relevant obligations by us, as well as compensation for damages.

The Federal Law on Joint-Stock Companies and our charter allow our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. The shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares, are canceled at their redemption. Repurchased shares do not bear voting rights.

The Federal Law on Joint-Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

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

The Federal Law on Joint-Stock Companies and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

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

Registration and Transfer of Shares

Russian legislation requires that a Joint-Stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholders hold. Since July 14, 2001, Central Moscow Depository OJSC has maintained our register of shareholders.

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

Reserve Fund

Russian legislation requires that each Joint-Stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, the reserve fund is fully paid.

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•               filing quarterly reports with the Federal Financial Market Service (FSFM) and posting on our website quarterly reports containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter and other information about our financial and business activity;

•               filing with the FSFM and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding, as well as shareholder and certain board of director resolutions;

•               disclosing our charter and internal corporate governance documents on our website;

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

General Meetings of Shareholders

Procedure

The powers of a shareholders’ meeting are set forth in the Federal Law on Joint-Stock Companies and in our charter. A shareholders’ meeting may not decide on issues that are not included in the list of its competence by the Federal Law on Joint-Stock Companies and our charter. Among the issues which the shareholders have the power to decide are:

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

•               approval of certain internal documents and corporate records; and

•               other issues, as provided for by the Federal Law on Joint-Stock Companies and our charter.

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

•               issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock; or

•               reduction of the charter capital through reduction of the nominal value of shares.

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

Notice and Participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

The list of shareholders entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not later than 85 days before the date of the meeting).

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

Board of Directors

The Federal Law on Joint-Stock Companies and our charter provide that our entire board of directors is up for election at each annual general shareholders’ meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting.

The Federal Law on Joint-Stock Companies requires at least a five-member board of directors for all Joint-Stock companies, at least a seven-member board of directors for a Joint-Stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or a decision of the shareholders’ meeting. Our charter provides that our board of directors shall consist of eleven members.

The Federal Law on Joint Stock Companies generally prohibits a board of directors from acting on issues that fall within the competence of the general shareholders’ meeting. Our board of directors has the power to perform the general management of the company, and decide, among others, the following issues:

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

•                       the establishment of compensation for our management board and its chairman;

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

Interested Party Transactions

Under the Federal Law on Joint-Stock Companies, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or a member of any executive body of the company (including the company’s chief executive officer and/or the company’s managing organization), any person that owns, together with any affiliates, at least 20% of a company’s issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

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

The Federal Law on Joint-Stock Companies requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are do not have an interest in the transaction. For the purposes of this rule, “an independent director” is a person who is not, and within the year preceding the decision to approve the transaction was not, the general director, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company’s management organization. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction, did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company’s management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

Approval by a majority of shareholders who do not have an interest in the transaction may not be required, until the next annual shareholders’ meeting, for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

•                       the transactions that are mandatory for a company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body.

Major Transactions

The Federal Law on Joint-Stock Companies defines a “major transaction” as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of shares of common stock, or securities convertible into shares of common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority votes of a shareholders’ meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation provides as follows:

•               A person intending to acquire more than 30% of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•               A person that has acquired more than 30% of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the FSFM as described below, if the shares are publicly traded, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% (or 50% and 75% in cases referred to in the next sentence) of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company’s ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s issued ordinary shares and voting preferred shares.

•               A person that as a result of an offer described in either of the preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at the price determined in the manner described in the preceding paragraph but not less than the highest price of the preceding acquisitions by the offeror.

•               An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•               Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days), the company’s shareholders meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through FSFM rulemaking, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Federal Antimonopoly Service

Pursuant to the Federal Law on Competition, acquisitions of voting stock capital of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian Accounting Standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

Disclosure of Ownership

Under Russian law, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5, 10, 15, 20, 25, 30, 50 or 75% of the outstanding common shares of the company.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint-stock company and foreign companies that acquire shares in a Russian joint-stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure of notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisition remains unclear.

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

Both the loan agreement and the guarantees are governed by English law. In the loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales, transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividends or other payments affecting our subsidiaries and maintenance of certain ratios. Wimm-Bill-Dann and Wimm-Bill-Dann Beverages agreed to similar covenants in the guarantees.

Ruble Bonds

On December 21, 2005, we issued five-year, 3.0 million non-convertible ruble-denominated notes at a face value of 1,000 rubles each. The issue raised a total of approximately $104.2 million at the exchange rate as of December 31, 2005. The notes are redeemable by us on December 15, 2010. The issue was priced at par with a coupon of 9% payable semi-annually.

In March and April 2008, we placed a third series of bonds in the amount of RUR 5 billion (approximately $170.2 million at the exchange rate as of December 31, 2008 of which $11.0 million has been repaid as of December 31, 2008) on the Moscow Inter-bank Currency Exchange (MICEX).  The bonds have a maturity of five years and coupons are paid on a half-yearly basis. The interest rates for both coupons in the first year are equal and amount to 9.30% annually. The bonds are due in March 2013, and bondholders had an opportunity to exercise them on March 6, 2009, at 100% of nominal value plus accrued interest. The bonds were classified as current debt until the put option expired in March 2009.

On March 6, 2009, we repaid a portion of our ruble-denominated bonds in the amount of 4,660.3 million rubles ($129.9 at the exchange rates as of March 6, 2009) from our operating cash flow. The balance outstanding as of March 6, 2009 was 15.7 million rubles ($0.4 million at the exchange rate as of March 6, 2009). The interest rates for the three subsequent coupons over the next 18 months are 15% annually.

In May and June 2009, the Company issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15.0% for the next one and half years. The interest is payable semi-annually, commencing in September, 2009.

Tetra Pak Agreements

Each of Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant) and Wimm-Bill-Dann Beverages entered into a supply agreement dated March 1, 2008 to purchase packages for our products from JSC Tetra Pak AO of Moscow. The contracts were originally to terminate on December 31, 2008 but were extended through December 31, 2009. Total combined expenditures under these two contracts in 2008 amounted to €140 million ($197.5 million at exchange rate as of December 31, 2008), excluding VAT. The total combined amount of our purchases in 2009 is estimated under the contracts at approximately €140 million, excluding VAT. We purchase a vast majority of our packaging materials from Tetra Pak, and in 2008, we purchased approximately 65% of our total packaging materials (including carton, plastic, foil and other materials) from Tetra Pak.

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

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing).

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

E. Taxation

Certain Russian Tax Consequences

The following discussion describes the material Russian corporate income tax and personal income tax consequences to you if you are a U.S. holder of ADSs and a resident of the United States for purposes of the United States—Russia income tax treaty and are fully eligible for benefits under the United States—Russia income tax treaty. Subject to certain provisions of the United States—Russia income tax treaty relating to limitations on benefits, a U.S. resident under the treaty is generally defined as a person liable, under the laws of the United States, to U.S. tax (other than taxes with respect to only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income). The treaty provides for a procedure to resolve matters where a resident of the United States qualifies as a Russian tax resident under Russian domestic rules. The treaty also provides for the non-application of treaty benefits to certain types of entities.

Additionally, the benefits under the United States—Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States— Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

Treaty benefits may be potentially available to U.S. tax residents that are not subject to limitations on treaty benefits under the treaty, do not operate through a permanent establishment in Russia and are foreign legal entities (i.e., a legal entity or organization in each case not organized under Russian law) or individuals not considered Russian tax residents under Russian law. Under current Russian law, the Russian tax residency for individuals is generally determined based on the number of days a person spends in Russia in a 12-month period. While the current version of the law specifies that an individual present in Russia for an aggregate period of 183 days in any consecutive 12-month period will be considered as a tax resident, exactly how to apply the 12-month rule is the subject of debate and is not entirely clear. The Ministry of Finance of the Russian Federation has issued several letters implying that the final tax status of an individual taxpayer shall still be defined for a whole calendar year by counting the days spent in Russia within the relevant calendar year. Accordingly, the approach used, in practice, to determine the tax residence of an individual for a given tax year (calendar year) remains the same as under the previous legislation i.e., to be considered a Russian tax resident, the taxpayer should spend at least 183 days in Russia in a calendar year.

The following discussion is based on:

•               Russian tax legislation; and

•               the United States—Russia income tax treaty (and judicial and administrative interpretations thereof by the Russian authorities);

all as in effect on the date of this document. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential Russian corporate income and personal income tax consequences to you of ownership of ADSs. We urge you to consult your own tax adviser regarding the specific Russian tax consequences of the ownership and disposition of ADSs under your own particular factual circumstances.

Specific uncertainties associated with the tax treatment of ADS holders

The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In a number of clarifications, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of income from the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if the tax treaty residence of the holder is duly confirmed. It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of income from the underlying shares, then the benefits discussed below regarding the United States—Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company’s voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company’s voting shares. See also “—United States—Russia Income Tax Treaty Procedures.”

Notwithstanding the foregoing, treaty relief may not be available to U.S. holders of ADSs. In a number of clarifications, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying ordinary shares, provided that the tax residencies of the ADS holders are duly confirmed and information on the number of shares and data on the beneficiaries is available in the appropriate form. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of tax treaty beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts would ultimately treat the ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all ADS holders and submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each holder.

Therefore, with respect to legal entities or organizations who are U.S. holders, we may be obligated to withhold income tax at a rate of 15% from dividend payments made to the depositary, unless prior to making such dividend payments to the depositary, we are provided with confirmation that U.S. holders are beneficial owners of dividends within the meaning of the United States—Russia income tax treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “—United States—Russia Income Tax Treaty Procedures.”

With respect to individuals who are U.S. holders of ADSs, we may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in “—United States—Russia Income Tax Treaty Procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

If the appropriate documentation has not been provided to us before the start of the payment of dividends by us (i.e., before the second half of August) date, we will withhold tax at the full rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States—Russia income tax treaty then may file claims for refund within three years with the Russian tax authorities.

For individuals claiming treaty relief, the documents substantiating the right for treaty benefits should be submitted to the Russian tax authorities within one year after the end of the year to which these benefits relate. In practice, where withholding is performed, the tax authorities may refuse to refund or credit the 15% tax withheld from payment of dividends to the depositary and, therefore, it is possible that individuals who are U.S. holders may be subject to up to a 30% effective tax rate on their share of dividends.

Taxation of Capital Gains

Legal entities and Organizations

Generally, capital gains arising from the sale, exchange or other disposition of securities by legal entities or organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, legal entities or organizations that are non-resident holders of the securities should be subject to a 20% withholding tax on the gross proceeds from the sale, exchange or other disposition of securities or 24% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the ADSs, determined in accordance with Russian tax deductibility rules. The corporate income tax should decrease from 24% to 20% starting from January 1, 2009.

However, an exemption applies if immovable property located in Russia constitutes more than 50% of our assets and the securities are traded on a foreign stock exchange. In that case, the proceeds from the sale of securities on that foreign stock exchange shall not be deemed to be income from sources in Russia, and accordingly, will not be subject to taxation in Russia. The determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia does not currently and will not constitute more than 50% of our assets as at the date of the sale of ADSs by non-residents.

Where the ADSs are sold by legal entities or organizations to persons other than a Russian company or a foreign company or an organization with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Under the United States—Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term “fixed assets” is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

Individuals

The taxation of the income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of securities outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However, Russian tax law gives no clear indication as to how the place of sale of securities should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is in Russia or out of Russia.

The sale, exchange or other disposal of the shares and ADSs by non-resident individual holders in Russia will be considered Russian source income and will be subject to tax at a rate of 30% on the difference between the sales price and the acquisition costs of such securities, as well as other documented expenses, such as depositary expenses and broker fees, among others, defined by the tax rules.

Under Russian law, the acquisition costs and related expenses can be deducted at the source of payment if the sale was made by a non-resident holder through a licensed Russian broker, trust manager or other person that carries out operations under agency or commission agreements, or other agreements in favor of a taxpayer. Such party (as defined above) should also act as a tax agent and withhold the applicable tax. Such tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the securities.

Otherwise, if the sale is made to individuals but not through a tax agent, generally no withholding needs to be made and the non-resident holder will have an obligation to file a tax return, report his income realized and apply for a deduction of acquisition expenses (which includes filing of support documentation). Although Russian tax law imposes tax agent responsibility only on professional trustees, brokers or dealers, in practice, the tax authorities may require Russian legal entities and organizations or foreign companies with a permanent establishment in Russia that are not professional trustees, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

Under the United States—Russia income tax treaty, capital gains from the sale of the ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term “fixed assets” is used in the Russian version of the United States—Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States—Russia income tax treaty in relation to capital gains resulting from the sale, exchange or other disposition of the ADSs.

In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See “—United States—Russia Income Tax Treaty Procedures” below.

United States—Russia Income Tax Treaty Procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is a legal entity or organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident legal entity or organization seeking to obtain relief from or reduction of Russian withholding tax under a tax treaty must provide to a Russian company or foreign company or organization acting through its Russian registered presence, which is a tax agent (i.e., the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements and a notarized Russian translation attached to it in advance of receiving the relevant income. The tax residency confirmation needs to be renewed on an annual basis and provided to the payer of income before the first payment of income in each calendar year.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

In accordance with the Russian Tax Code, to rely on tax treaty benefits, a non-resident holder who is an individual must present to the tax authorities an official document confirming his residency in the home country issued by the competent authorities in his/her country of residence and also other supporting documentation including a statement confirming the income received and the tax paid in the home country, also confirmed by the relevant foreign tax authorities. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore, advance relief from or reduction of withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before any payments are made to individuals. A non-resident holder which is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received and the tax was withheld.

If a non-resident holder which is a legal entity or organization does not obtain double tax treaty relief at the time that income or gains are realized and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) apostilled or legalized confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts under which the foreign entity received income, as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above). The Russian tax authorities may require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The procedures referred to above may be more complicated with respect to ADSs and no assurance can be given that we will be able to apply the respective double tax treaties when paying dividends to non-resident holders or that ADS holders would be successful in receiving relevant tax refunds.

Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

Stamp Duties

No Russian stamp duty will be payable by the holders of ADSs upon carrying out of transactions with the securities as discussed above (i.e., on a purchase of the securities, sale of the securities, etc.).

Certain United States Federal Income Tax Consequences

The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a “U.S. Holder”). This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the

Internal Revenue Service, or the IRS, all as in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•               an insurance company;

•               a tax-exempt organization;

•               a financial institution;

•               a person subject to the alternative minimum tax;

•               a person who is a broker-dealer in securities or a trader subject to a mark-to-market election;

•               an S corporation;

•               a person holding ADSs through a partnership or other pass-through entity;

•               an expatriate subject to section 877 of the Code;

•               an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of our common stock; or

•               an owner holding ADSs as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is limited to U.S. Holders holding ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of any United States state or local tax law or foreign tax law. This discussion also does not address any tax consequences relating to the direct ownership of ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For purposes of applying United States federal income tax law, we believe, and the following discussion assumes, that a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS, although this matter is not free from doubt.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the shares underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the analysis of the creditability of Russian withholding taxes described below and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares and future actions that may be taken by the U.S. Treasury. The remainder of this discussion assumes that a holder of an ADS will be treated as the beneficial owner of the underlying shares of common stock represented by such ADS for United States federal income tax purposes.

Taxation of Distributions on ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate U.S. Holder such dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States—Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company” (as discussed below). Distributions with respect to ADSs in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the U.S. federal income tax treatment of any distribution received with respect to ADSs.

The amount of any distribution paid in rubles will equal the U.S. dollar value of such rubles, calculated using the exchange rate in effect on the date of receipt by the depositary, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date of receipt by the depositary to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. Additionally, you may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States—Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying distribution.

Russian withholding tax at the rate applicable to you under the United States— Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States—Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For United States foreign tax credit purposes, a dividend distribution with respect to the ADSs will be treated as foreign source “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your tax advisors with respect to those rules.

Taxation on Sale or Other Taxable Disposition of ADSs

The sale or other taxable disposition of ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted basis in such ADSs. That gain or loss will be capital gain or loss and will be long-term capital gain or loss if the ADSs have been held for more than one year. If you are a non-corporate U.S. Holder, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

Gain or loss realized on the sale of ADSs will generally be treated as U.S. source income or loss for foreign tax credit purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ADSs.

Passive Foreign Investment Company Considerations

A foreign corporation generally will be a passive foreign investment company, or a PFIC, in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through” rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

We do not believe that we were a PFIC for the year ended December 31, 2008. However, our possible status as a PFIC must be determined annually and therefore may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale or exchange of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates and commodity and equity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable.

We are exposed to market risk from changes in both foreign-currency exchange rates and interest rates. Foreign-currency exchange risks exist to the extent that our revenues are primarily denominated in rubles and our costs are denominated in rubles, U.S. dollars and euros and some of our debt denominated in foreign currency.

We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments such as foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We do not hold or issue derivative financial instruments for trading purposes.

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2008, we had debt amounting to $673.2 million, which comprised variable-rate borrowings of $250.0 million and fixed-rate borrowings of $423.2 million. See also “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2008 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value	Interest rates at December 31, 2008
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Rubles	—	—	—	—	—	—	—	—
	U.S. dollars	—	—	$250,000	—	—	$250,000	$250,000	4.0%
Total variable rate debt		$—	$—	$250,000	$—	$—	$250,000	$250,000	4.0%

(1)           Our variable rate loans are linked to three month LIBOR +1.75% margin

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value	Interest rates at December 31, 2008
	(in thousands of U.S. dollars)
Fixed-rate loan	Euro	$11,073	$6,496	$3,775	$480	$275	$22,099	$21,939	7.6%
	U.S. dollars	5,547	384	153	—	—	6,084	5,885	4.8%
	Rubles	72,883	48,146	7,129	6,172	13,030	147,360	139,588	12.1%
Fixed-rate Notes	U.S. dollars	—	—	—	—	—	—	—	—
	Rubles	159,153	88,494	—	—	—	247,647	219,260	9.2%
Total fixed rate debt		$248,656	$143,520	$11,057	$6,652	$13,305	$423,190	$386,672	10.1%

During 2008, our fixed-rate debt decreased to $423.2 million and our variable-rate debt increased to $250.0 million. Our variable-rate debt includes our U.S. dollar-denominated $250.0 million syndicated facility that we entered into on April 25, 2008. Our fixed-rate debt, which is mostly ruble-denominated, decreased in U.S. dollar terms largely due to the significant depreciation of the ruble against the U.S. dollar during the end of 2008 and the first quarter of 2009.  See Notes 13, 14 and 15 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2007 by maturity dates and related weighted average interest rates*.

Expected Maturity Date as of December 31, 2007

	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value	Interest rates at December 31, 2007
	(in thousands of U.S. dollars)
Variable-rate loans*	Rubles	$86,734	—	—	—	—	$86,734	$86,734	7.6%
Total variable rate debt		$86,734	$—	$—	$—	$—	$86,734	$86,734	7.6%

*Our variable-rate loans are linked to Mosprime rate

	Expected Maturity Date as of December 31, 2007
	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value	Interest rates at Decemer 31, 2007
	(in thousands of U.S. dollars)
Fixed-rate loan	Rubles	$17,605	$5,607	$9,095	$5,527	$10,101	$47,935	$41,228	5.2%
	U.S. dollars	8,913	5,248	968	176	—	15,305	15,305	4.5%
	Euro	7,753	8,422	4,900	1,650	309	23,034	23,034	5.3%
Fixed-rate Notes	U.S. dollars	300,000	—	—	—	—	300,000	300,000	8.0%
	Rubles	—	—	105,922	—	—	105,922	108,836	9.0%
Total fixed rate debt		$334,271	$19,277	$120,885	$7,353	$10,410	$492,196	$488,403	7.7%

During 2007, our fixed-rate debt increased to $492.2 million and our variable rate debt increased to $86.7 million as a result of our incurrence of additional short-term and long-term debt. See also Notes 13, 14 and 15 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

Foreign Currency Risk

The functional currency of our Russian, Ukrainian, Georgian, Kazakh, Kyrgyz and Uzbek subsidiaries are the ruble, hryvnia, lari, tenge, sum and som, respectively. Our reporting currency is the U.S. dollar.

The national currencies of our subsidiaries and the ruble are generally not convertible outside the CIS, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. In addition, our ability to convert the rubles and other operating currencies of our CIS subsidiaries into other currencies in Russia and CIS, respectively, is subject to rules that restrict the purposes for which conversion and payment in foreign currencies are allowed.

Our foreign-currency exchange risk exposure results from the fact that our revenues are primarily denominated in Russian rubles and a significant portion of our costs is denominated in currencies other than Russian rubles and net monetary liability position from our foreign currency denominated debt.

As of December 31, 2008, our U.S. dollar debt position amounted to $256.1 million and our euro debt position amounted to $22.1 million, compared to a U.S. dollar debt position of $315.3 million and euro debt position of $23.0 million as of December 31, 2007.

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$232,036	$136,640	$7,129	$6,172	$13,030	$395,007	$358,848
	U.S. dollars	5,547	384	250,153	—	—	256,084	255,885
	Euro	11,073	6,496	3,775	480	275	22,099	21,939
Total debt		$248,656	$143,520	$261,057	$6,652	$13,305	$673,190	$636,672

	Expected Maturity Date as of December 31, 2007
	Currency	2008	2009	2010	2011	2012 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$104,339	$5,607	$115,017	$5,527	$10,101	$240,591	$236,798
	U.S. dollars	308,913	5,248	968	176	0	315,305	315,305
	Euro	7,753	8422	4,900	1,650	309	23,034	23,034
Total debt		$421,005	$19,277	$120,885	$7,353	$10,410	$578,930	$575,137

During 2008, the ruble depreciated against the U.S. dollar and the euro. We incurred a net foreign exchange loss of $58.8 million, which was comprised of gains and losses from euro- and U.S. dollar denominated obligations, respectively, as well as a foreign exchange loss from our U.S. dollar-denominated syndicated facility. In order to measure the foreign currency exchange rate effect of our U.S. dollar-denominated syndicated loan facility, we used the ruble exchange rate as of December 31, 2008, which depreciated by 23.7% against the U.S. dollar as of May 8, 2008.

In 2009, the ruble depreciated against the U.S. dollar by 6.0% compared to December 2008 from 29.38 rubles per U.S. dollar to 31.15 rubles per U.S. dollar as of June 16, 2009. We have material U.S. dollar-denominated debt as of December 31, 2008, which primarily resulted in subsequently incurred foreign currency loss of $15.7 million.

During 2007, the ruble appreciated against the U.S. dollar and the euro. We incurred a net foreign exchange gain of $18.1 million, which was comprised of gains and losses from euro- and U.S. dollar-denominated obligations, respectively, as well as foreign exchange gains from our U.S. dollar-denominated notes. For purposes of accounting for our U.S. dollar-denominated notes, we used the exchange rate as of December 31, 2007, which appreciated by 6.7% against the December 31, 2006 exchange rate resulting in a foreign exchange gain.

We believe that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, financial liabilities and short-term loans reported in the consolidated balance sheet approximate their fair values due to the short maturity of those instruments.

See also “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Inflation.”

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

As described below, a material weakness was identified in our internal control over financial reporting. The SEC’s “Guidance Regarding Management’s Report on Internal Control Over Financial Reporting” as it applies to foreign private issuers defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 in accordance with the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.”

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2008, management concluded that the following material weakness in our internal control over financial reporting existed:

Our financial statement closing process, including transformation of our statutory financial statements into U.S. GAAP consolidated financial statements, contains design and operating deficiencies severe enough that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

Similar to our assessment at December 31, 2007, the material weakness results from the fact that there is no comprehensive accounting system in place to support the consolidation of our financial statements and the transformation of the statutory financial statements of our subsidiaries into U.S. GAAP. We also have not retained sufficient accounting personnel with the appropriate level of U.S. GAAP knowledge to perform timely procedures to ensure the accuracy of both the interim and annual financial statement closing processes. As a result of a material weakness, a number of errors in our financial statements were not detected on a timely basis by management in the normal course of the business.

Because of the existence of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008.

The Company’s independent registered public accountants, Ernst & Young LLC, audited the consolidated financial statements included in this Annual Report on Form 20-F. The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLC as stated in their reporting appearing below, which expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

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

Actions taken and planned to be taken by management to improve the internal control over financial reporting include the possible implementation of financial consolidation software to automate the process of transforming statutory accounting records into U.S. GAAP records for use in the preparation of the U.S. GAAP consolidated financial statements, hiring additional senior level accounting personnel for our U.S. GAAP department to allow U.S. GAAP executives to perform higher level review duties timely, enhancement of timely internal reviews of the statutory and U.S. GAAP financial statements, including clarifying roles and accountabilities, implementing additional prevent and detect controls, providing additional staff training, and other procedures, to improve the interim and annual financial statement closing process.

(d)  Changes in Internal Control over Financial Reporting

Except for the matters described above, there have not been any changes in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  As further described in paragraph (c) above, management has and will continue to take steps to address the material weakness in its internal controls over financial reporting.

(e)                                                                                                                                                  Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wimm-Bill-Dann Foods OJSC

We have audited Wimm-Bill-Dann Foods OJSC’s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wimm-Bill-Dann Foods OJSC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment.

U.S. GAAP Financial Statement Close Process

The Company has identified both design and operating deficiencies in its U.S. GAAP financial statement close process, including the process the Company uses to transform statutory financial accounting records into U.S. GAAP accounting records.  The following design and operating deficiencies comprise a material weakness in the Company’s internal controls over its U.S. GAAP financial reporting:

•                  The Company did not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls; timely, consistently and appropriately identify, capture and analyze financially significant information; and to properly transform accounting records maintained on a statutory basis of accounting into U.S. GAAP accounting records.  As a result, audit adjustments were proposed and recorded by the Company in order to properly reflect certain, primarily non-routine transactions in the Company’s U.S. GAAP financial statements including adjustments related to:

•                  income statement classification of  certain sales incentives:

•                  the fair value of derivative contracts,

•                  investments,

•                  deferred tax assets.

•                  The Company does not have in place a comprehensive U.S. GAAP accounting system, initially records transactions on a statutory basis of accounting, and later transforms statutory accounting records into U.S. GAAP accounting records. The Company uses a set of complex spreadsheets to transform its statutory financial accounting records into U.S. GAAP accounting records and ultimately into U.S. GAAP financial statements and related financial statement disclosures.  Due to the lack of a comprehensive U.S. GAAP accounting system, design of controls over the completeness and accuracy of its transformation process, and its related external U.S. GAAP financial reporting process is not effective.  As a result,  audit adjustments were proposed and recorded by the Company to:

•                  eliminate amounts improperly carried forward from prior period transformation,

•                  correct clerical inaccuracies in amounts used in the U.S. GAAP transformation.

While this material weakness did not result in individually material adjustments to the Company’s consolidated financial statements, given the number of adjustments that were recorded and the deficiencies identified in the financial statement close and U.S. GAAP transformation and reporting processes, there is a reasonable possibility that a material misstatement of the Company’s consolidated financial statements will not be prevented or detected on a timely basis.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated June 17, 2009 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Wimm-Bill-Dann Foods OJSC has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

/s/ ERNST & YOUNG LLC

Moscow, Russia

June 17, 2009

(f) Changes in Internal Control over Financial Reporting

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Marcus J. Rhodes is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Rhodes is independent in accordance with SEC Rule 10A-3.

Item 16B. Code of Ethics

In July 2005, our Board of Directors approved a Code of Ethics that applies to our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which is posted on our website at http://www.wbd.com/profile/governance/. No waivers of the Code of Ethics have been granted.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2008 and 2007, respectively, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2008 and 2007, respectively.

	Year ended December 31,
	2008	2007
	(in thousands of U.S. dollars)
Audit Fees	$1,385	$1,585
Total	$1,385	$1,585

No tax and other advisory services were provided to us by Ernst & Young during the years ended December 31, 2008 and 2007.

Audit Fees

Audit services consisted of the audit of the consolidated financial statements, prepared under the U.S. GAAP as of and for the years ended December 31, 2008 and 2007, the Russian statutory audit of stand-alone financial statements of certain of our subsidiaries prepared in accordance with Russian Accounting Standards as of and for the years ended December 31, 2008 and 2007, reviews of the consolidated condensed financial statements, prepared under the U.S. GAAP for the three months ended March 31, 2008 and 2007, the six months ended June 30, 2008 and 2007 and the nine months ended September 30, 2008 and 2007 and services performed by our external auditors in 2007 in connection with the issuance of our Eurobonds and review of the prospectus for our ruble bonds.

Audit-related Fees

No such services were provided to us in 2008 and 2007.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services for the fiscal years ended December 31, 2008 and 2007.

Auditor Independence under U.S. Rules

From September 1998 to April 2009, one of our directors had a consultancy relationship with Ernst & Young (CIS) Ltd and its successor, Ernst & Young LLC (each referred to as “EY Russia”). EY Russia became our auditors in 2002.  The director was named to the Audit Committee of the Board of Directors in July 2008, and has attended four meetings of the Audit Committee since becoming a member. The consultancy relationship was terminated on April 24, 2009 after the director reported the relationship in responding to a company questionnaire which had been sent to all directors by management at the recommendation of EY Russia. During the same period, the director has had two indirect relationships with EY Russia through organizations in which the director participates, which relationships are expected to continue. EY Russia conducted an inquiry into the consultancy relationship with a view to determining whether EY Russia’s auditor independence is or was impaired in any period.  The EY Russia inquiry consisted of document reviews and interviews of current and former EY Russia personnel.  Our counsel also conducted an inquiry, which consisted of interviews of the director, the Chairman of the Audit Committee and certain members of our management.  Neither the director nor EY Russia believes that the direct relationship was, or the indirect relationships are, or have been, material to them in any period.  Certain documents reviewed in the course of the inquiry indicated that certain EY Russia personnel had and the EY Russia audit partner for us from 2002 to 2005, who is currently the Chairman of our Audit Committee, may have had concurrent knowledge of the director’s business relationship with EY Russia in March 2003 after field work for the 2002 audit had been completed.  The inquiry did not identify facts or circumstances that would suggest that the concurrent knowledge of such EY Russia personnel of the business relationship with the director impaired EY Russia’s independence.  Based on the inquiry, EY Russia concluded that such information did not affect the nature, timing or extent of the audit procedures conducted for 2002, 2003, 2004 or 2005.  Furthermore, the audit partners for us for 2006, 2007 and 2008 were not aware of the business relationship between EY Russia and the director.  After completion of the inquiry, on June 16, 2009, EY Russia informed the Board of Directors that it believes that: (i) while the direct relationship with the director was not in accordance with the U.S. independence rules, EY Russia’s objective and impartial judgment was not impaired; (ii) its indirect relationships with the director did not and do not impair EY Russia’s independence under U.S. independence rules; and (iii) the direct and indirect relationships with the director do not violate the Russian auditor independence rules.  On June 16, 2009, the Board of Directors considered this matter in light of all the facts and circumstances and unanimously determined (with the director and the Chairman of the Audit Committee not participating in the determination) that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY Russia is and was capable of exercising objective and impartial judgment on all issues encompassed within the accountants’ engagement.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2008, Wimm-Bill-Dann Finance, our wholly owned subsidiary, repurchased a total of 274,465 of our ordinary shares on the open market in Russia.  These ordinary shares were repurchased in December 2008, and the average price paid per ordinary share was $10.98.  Through the preceding transaction; we have repurchased a total of 0.62% of our share capital for total consideration of $3.0 million. The repurchase was not made pursuant to a repurchase plan or program, and we did not have any repurchase plan or program in effect in 2008. No purchases of our ADSs were made by Wimm-Bill-Dann Foods OJSC in 2008.

The following table sets forth, for each month in 2008 and for the year as a whole, the total number of our ordinary shares repurchased by Wimm-Bill-Dann Finance and the average price paid per ordinary share.

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2008
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	274,465	$10.98	—	—
Total	274,465	—	—	—

(1)  We did not have any a repurchase plan or program in effect in 2008.  All purchases of ordinary shares were made on the open market in Russia. No purchases of our ADSs were made by Wimm-Bill-Dann Foods in 2008.

In January 2009, Wimm-Bill-Dann Finance repurchased 66,687 of our ordinary shares on the open market in Russia for an average price of $11.79 per ordinary share.  In February 2009, Wimm-Bill-Dann Finance repurchased an additional 257,971 of our ordinary shares on the open market in Russia for an average price of $12.89 per ordinary share.  In March and April, Wimm-Bill-Dann Finance repurchased on the open market in Russia additional 155,000 and 79,650 of our own shares for $13.94 and $19.9, respectively. In May and June, Wimm-Bill-Dann Finance repurchased on the open market in Russia additional 6,500 and 721,200 of our own shares for an average price of $26.38 and $27.14, respectively. These repurchases were not made pursuant to a repurchase plan or program, and we do not as of the date of this annual report have any repurchase plan or program in effect.

The following table sets forth, for each month in 2009 and for the year as a whole, the total number of our ordinary shares repurchased by Wimm-Bill-Dann Finance and the average price paid per ordinary share.

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2009
January 1-31	66,687	$11.79	—	—
February 1-28	257,971	$12.89	—	—
March 1-31	155,000	$13.94	—	—
April 1-30	79,650	$19.90	—	—
May 1-31	6,500	$26.38	—	—
June 1-30	721,200	$27.14	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
Total	1,287,008	—	—	—

Through the preceding transactions, we have repurchased a total of 2.93% of our share capital for total consideration of $27.6 million. We may continue to repurchase our ordinary shares from time to time.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a company organized under the laws of the Russian Federation and qualify as a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted in some circumstances to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies.  In addition, foreign private issuers listed on the NYSE must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE.  With regard to our corporate governance practices, these differences can be summarized as follows:

Comparison of the rules of corporate governance developed by the New York Stock

Exchange and Wimm-Bill-Dann’s corporate governance practices.

NYSE Corporate Governance Rules for U.S. companies	WBD’s Corporate Governance Practices
Majority of independent directors. (Section 303A.01 and 02)	Our Board of Directors is comprised of the majority of independent directors meeting NYSE’s definition of independence (Section 303A.01 and 02)

Non-management directors must meet at regular scheduled executive sessions without management. (Section 303A.03)	Our non-management board members are free to meet without management.

Listed companies must have a nominating/ corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluation of the committee. (Section 303A.04 and 05)

In June 2007, our Board of Directors formed a Corporate Governance Committee. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee’s purpose, duties and responsibilities. It is composed of two independent directors and one non-independent director. According to the bylaws, the Corporate Governance Committee was established to assist the Board of Directors in performing its functions in the following areas: compliance with the principles of corporate governance; development of the principles of corporate governance; evaluation of the independence of the members of the Board of Directors; determination of the best ways of interaction of the Board of Directors and /or its members with officers and employees. According to the bylaws, the Corporate Governance Committee shall meet not less than once during each fiscal quarter. See also “Item 6. Directors and Senior Management—C. Board Practices—Board of Directors Committees—Corporate Governance Committee.”

We also have a Personnel and Compensation Committee comprised of one independent director, who is the head of the committee, and two non-independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee’s purpose, duties and responsibilities. According to the bylaws, the Personnel and Compensation Committee is tasked with assisting in the selection of Board of Directors candidates. Its members also assist the Management Board in formulating and implementing: a uniform personnel policy for all of our subsidiaries; a personnel appraisal, rotation, dismissal, education and training policy and administrative accounting standards; a remuneration and compensation policy, as well as other incentive programs (stock option and pension plans, social programs); and a corporate ethics and communications policy. See also “Item 6. Directors and Senior Management—C. Board Practices—Board of Directors Committees—Personnel and Compensation Committee.”

Listed companies must have an audit committee that satisfies the requirements of	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act. Our

Rule 10A-3 under the Exchange Act. (Section 303A.06)

shareholders appoint our independent auditors for purposes of verifying our financial and business activities in accordance with Russian legal acts at our Annual General Meeting as required by Russian law. This practice is not in violation of Rule 10A-3.

Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and (c))

Our Audit Committee consists of three members and functions pursuant to written bylaws, approved by the Board of Directors, specifying the committee’s purpose, an annual performance evaluation, its duties and responsibilities. All committee members are independent directors according to Rule 10A-3.

Listed companies must have an internal audit function. (Section 303A.07(d))

As required by Russian law, we have a Revision Commission that verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Revision Commission are nominated by our Shareholders and/or the Board of Directors and elected by our Shareholders for a term of one year. A director may not simultaneously be a member of the Revision Commission. We also have an Internal Audit and Control Service which reports to the chief financial officer and performs its functions in accordance with formally approved bylaws. The bylaws set forth the indirect subordination of the Internal Audit and Control Service to the Audit committee. The Internal Audit and Control Service is responsible for:

• Carrying out audits of the divisions of the Company;

• Creating and implementing a single corporate procedure for assessing the internal control system and components thereof;

• Optimizing the internal control system and components thereof; and

• Creating and implementing our system of internal controls over financial reporting in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002

The Internal Audit and Control Service meets with the Audit Committee to discuss issues related to the functioning of the internal controls system, development of rules and procedures for business risks assessment and coordination.

Shareholders must be given the opportunity to vote on all equity remuneration plans and material revisions. (Section 303A.08)	Under Russian law, such approval from shareholders is not required, and our compensation plans are currently approved by the Board of Directors.

Listed companies must adopt and disclose corporate governance guidelines.	Our corporate governance guidelines are consistent with what is required under Russian law and are set forth in our Corporate

Governance Code, which was approved by our Board of Directors and is posted on our website.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10)

We have adopted and posted on our website a Code of Ethics that applies to our employees, including our chief executive officer, chief financial officer and chief accounting officer or controller, or persons performing similar functions. No waivers of the Code of Ethics have been granted.

PART III

Item 17.Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Charter of Wimm-Bill-Dann Foods OJSC restated version (English Translation), approved September 9, 2008.

2.1

Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADSs is incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.

4.1

USD 250 mln Syndicated loan facility agreement dated April 25, 2008 for OJSC WBD Foods arranged by ABN AMRO BANK N.V., CALYON, ING BANK N.V. as mandated lead arrangers with ING BANK N.V. London branch as Agent is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

4.1.1

Guarantee dated April 25, 2008 created by OJSC WBD as Guarantor in favour of ING BANK N.V.  London branch as Agent is incorporated herein by reference to Exhibit 4.1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

4.1.2

Guarantee dated April 25, 2008 created by PJSC WBD Beverages as Guarantor in favour of ING BANK N.V.  London branch as Agent is incorporated herein by reference to Exhibit 4.1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

4.2	Contract No. P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.2.1	Annex 2 to Contract P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.2.2	Annex 3 to Contract P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.2.3	Annex 4 to Contract P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.2.4	Annex 5 to Contract P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.2.5	Annex 1.4 to Contract P81044, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.3	Contract No. P81055, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

4.3.1	Amendment No. 1 to the Addendum No. 4 to Contract No. P81055, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

4.3.2	Annex 4 to Contract No. P81055, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

4.3.3	Additional agreement 8 to Contract No. P81055, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

4.3.4	Annex 1.5 to Contract No. P81055, dated March 1, 2008, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

4.4

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

WIMM-BILL-DANN FOODS OJSC

Date: June 18, 2009	By:	/s/ Tony D. Maher
	Name:	Tony D. Maher
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods OJSC, a Russian Open Joint Stock Company and subsidiaries (collectively “the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2009 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

June 17, 2009

Wimm-Bill-Dann Foods

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$277,252	$33,452
Trade receivables, net (Note 4)	125,453	157,608
Inventory (Note 5)	225,950	261,254
Taxes receivable	64,916	65,689
Advances paid	14,834	43,924
Net investment in direct financing leases (Note 6)	1,774	1,349
Deferred tax asset (Note 16)	11,828	17,479
Other current assets (Note 7)	12,934	11,903
Total current assets	734,941	592,658

Non-current assets:
Property, plant and equipment, net (Note 9)	692,277	767,654
Intangible assets, net (Note 8)	34,999	34,015
Goodwill (Note 10)	108,748	129,391
Net investment in direct financing leases – non-current portion (Note 6)	948	972
Deferred tax asset – non-current portion (Note 16)	1,484	2,947
Other non-current assets (Note 11)	3,568	5,465
Total non-current assets	842,024	940,444
Total assets	$1,576,965	$1,533,102

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2008	2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	$133,886	$130,729
Advances received	8,342	13,626
Short-term loans (Note 13)	66,278	98,819
Long-term loans, current portion (Note 13)	8,632	6,455
Long-term notes payable, current portion (Note 14)	159,153	300,000
Taxes payable	18,984	14,351
Accrued liabilities (Note 12)	33,864	51,877
Other payables	43,073	40,349
Total current liabilities	472,212	656,206

Long-term liabilities:
Long-term loans (Note 13)	327,157	34,631
Long-term notes payable (Note 14)	88,494	105,922
Other long-term payables	10,048	18,346
Deferred taxes – long-term portion (Note 16)	22,754	31,011
Total long-term liabilities	448,453	189,910
Total liabilities	920,665	846,116
Minority interests	11,863	13,862

Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 43,725,535 shares outstanding (December 31, 2007: 44,000,000)	29,908	29,908
Share premium account	164,132	164,132
Treasury stock, at cost	(3,014)	—
Accumulated other comprehensive income (loss):
Currency translation adjustment	(17,214)	110,171
Retained earnings	470,625	368,913
Total shareholders’ equity	644,437	673,124
Total liabilities and shareholders’ equity	$1,576,965	$1,533,102

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2008	2007	2006
Sales	$2,823,564	$2,438,328	$1,762,127

Cost of sales	(1,910,528)	(1,654,879)	(1,194,159)
Gross profit	913,036	783,449	567,968

Selling and distribution expenses	(488,110)	(387,853)	(246,054)
General and administrative expenses	(171,400)	(180,922)	(134,481)
Other operating expenses, net	(8,383)	(704)	(31,812)

Operating income	245,143	213,970	155,621

Financial income and expenses, net (Note 19)	(101,504)	(16,851)	(15,480)
Income before provision for income taxes and minority interest	143,639	197,119	140,141

Provision for income taxes (Note 16)	(39,898)	(54,302)	(41,560)

Minority interests	(2,029)	(2,769)	(3,197)
Net income	$101,712	$140,048	$95,384

Other comprehensive (loss) income
Currency translation adjustment	(127,385)	41,002	39,403
Comprehensive (loss) income	$(25,673)	$181,050	$134,787
Earnings per share - basic and diluted	$2.31	$3.18	$2.17

Weighted average number of shares outstanding, basic and diluted	43,993,827	44,000,000	44,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2008	2007	2006
Cash flows from operating activities:

Net Income	$101,712	$140,048	$95,384

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,029	2,769	3,197
Depreciation and amortization	115,823	86,574	62,329
Foreign currency loss (gain)	54,203	(20,191)	(13,660)
Provision for doubtful accounts	8,155	1,649	3,130
Loss (gain) on disposal of property, plant and equipment	4,038	(4,633)	2,340
Gain on sale of subsidiary	(2,574)	(978)	—
Deferred tax charge (benefit)	54	4,893	(6,672)
Write-off of tangible assets and intangible assets	321	931	15,633
Write-off of goodwill	—	—	2,539
Amortization of bonds issue expenses	1,716	2,617	1,197
Other non-cash charges and credits, net	(2,526)	858	1,728

Changes in operating assets and liabilities:
Inventory	(6,331)	(66,951)	(15,255)
Trade receivables	(2,274)	(61,638)	(20,023)
Advances paid	29,931	(10,449)	(16,224)
Taxes receivable	(11,033)	(11,291)	8,187
Other current assets	(3,300)	2,721	(5,549)
Other non-current assets	—	(26)	45
Trade accounts payable	32,137	17,001	21,713
Advances received	(1,277)	(766)	1,400
Taxes payable	8,467	4,356	3,608
Accrued liabilities	(10,603)	10,694	14,710
Other current payables	2,522	(1,364)	6,152
Other long-term payables	—	(20)	4,045

Total cash provided by operating activities	$321,190	$96,804	$169,954

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows (continued)

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2008	2007	2006
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(4,050)	$(24,850)	$(134,367)
Cash paid for property, plant and equipment	(189,003)	(189,049)	(127,713)
Proceeds from disposal of property, plant and equipment	6,454	3,668	883
Cash returned from short-term bank deposits and other current assets	—	6,800	33,106
Other investing activities	1,195	390	(67)
Net cash used in investing activities	(185,404)	(203,041)	(228,158)

Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance costs	207,473	147,909	—
Short-term loans and notes, net	(30,454)	(33,946)	85,760
Repayment of long-term loans	(308,917)	(5,081)	(21,414)
Proceeds from long-term loans	315,579	6,778	30,214
Repayment of long-term payables	(14,445)	(18,811)	(19,416)
Repayment of long-term notes payable	—	—	(52,719)
Cash paid for treasury stock acquisition	(3,014)	—	—
Dividends paid	—	(5,420)	(24,336)

Total cash provided by (used in) financing activities	166,222	91,429	(1,911)

Impact of exchange rate differences on cash and cash equivalents	(58,208)	7,950	7,322

Net increase (decrease) in cash and cash equivalents	243,800	(6,858)	(52,793)
Cash and cash equivalents, at beginning of the year	33,452	40,310	93,103
Cash and cash equivalents, at the end of the year	$277,252	$33,452	$40,310

	2008	2007	2006
Supplemental information:
Income taxes paid	$60,343	$58,700	$53,451
Interest paid	44,293	38,285	25,731
Income taxes offset with VAT receivables	—	238	1,466
Taxes other than income taxes offset with VAT receivables	796	357	7,929
Vendor financed acquisitions of property, plant and equipment	6,967	6,860	5,561

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands of U.S. dollars, except share data)

						Accumulated
					Share	other
	Common Stock		Treasury shares		premium	comprehensive	Retained
	Shares	Amount	Shares	Amount	account	income (loss)	earnings	Total
Balances at December 31, 2005	44,000,000	$29,908	—	$—	$164,132	$29,766	$163,237	$387,043
Net income	—	—	—	—	—	—	95,384	95,384
Currency translation adjustment	—	—	—	—	—	39,403	—	39,403
Dividends on common stock, including income taxes of $3,270	—	—	—	—	—	—	(24,336)	(24,336)
Balances at December 31, 2006	44,000,000	29,908	—	—	164,132	69,169	234,285	497,494
Net income	—	—	—	—	—	—	140,048	140,048
Currency translation adjustment	—	—	—	—	—	41,002	—	41,002
Dividends on common stock, including income taxes of $571	—	—	—	—	—	—	(5,420)	(5,420)
Balances at December 31, 2007	44,000,000	29,908	—	—	164,132	110,171	368,913	673,124
Net income	—	—	—	—	—	—	101,712	101,712
Currency translation adjustment	—	—	—	—	—	(127,385)	—	(127,385)
Treasury stock	—	—	(274,465)	(3,014)	—	—	—	(3,014)
Balances at December 31, 2008	44,000,000	$29,908	(274,465)	$(3,014)	$164,132	$(17,214)	$470,625	$644,437

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.                            The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as of December 31, 2008, owned controlling interests in 37 manufacturing facilities in Russia and elsewhere in the Commonwealth of Independent States (“CIS”), as well as distribution branches in 30 cities in Russia and elsewhere in the CIS. WBD Foods has a strong and diversified brand portfolio with over 1,000 types of dairy products, and over 150 types of juice, nectars and still drinks.

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

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive (loss) income of WBD Foods for the years ended December 31, 2008, 2007 and 2006 was ($25,673), $181,050 and $134,787, respectively, and consists of net income and a currency translation adjustment in the amount of ($127,385), $41,002, and $39,403, respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.         Summary of Significant Accounting Policies (continued)

Translation Methodology

Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods and its Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation (“SFAS No. 52”). All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and costs, income and expenses at the average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.

In respect of Wimm-Bill-Dann Netherlands B.V., the U.S. dollar has been used to prepare the financial statements as this is its functional currency. The financial statements of Ukrainian, Kyrgyz, Uzbek, Kazakh and Georgian subsidiaries have been prepared using the Ukrainian hryvnia, Kyrgyz som, Uzbek sum, Kazakh tenge and Georgian lari, respectively, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52.

Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2008 and 2007, the official rates of exchange were 29.38 rubles = 1 U.S. dollar and 24.55 rubles = 1 U.S. dollar, respectively. The translation of local currency denominated assets and liabilities into U.S. dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar value of capital to its shareholders.

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

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term deposits and highly liquid investments having original maturities of three months or less. Cash equivalents are carried at cost which approximates fair value.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.            Summary of Significant Accounting Policies (continued)

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables are stated at their net realizable value which approximates their fair value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectability of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections.

Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

Inventory

Inventories, including work-in-process, are valued at the lower of cost or market. The cost is the price paid or the consideration given to acquire the asset. The cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing condition or location. It includes the applicable allocation of production fixed and variable overhead costs. The market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully provided for in the accompanying consolidated financial statements.

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

Property, Plant and Equipment (continued)

The carrying value of property, plant and equipment, as determined above is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	10-50 years
Machinery and equipment	3-25 years
Computer hardware	3-12 years
Other	2-15 years

Construction in progress comprises costs directly related to construction of property, plant and equipment. Depreciation commences once construction in progress is complete and the property, plant and equipment are put into operation.

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

Capital Leases — Lease Accounting

The Company presents assets leased as a receivable equal to the net investment in the lease. Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses, net. Initial direct costs are deferred and expensed over the period in which the related income is recognized.

Intangible Assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to ten years. Intangible assets with determinable useful life are tested and evaluated for impairment in combination with other long-lived assets when indicators of impairment exist.

Indefinite-lived trademarks are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on the relief-from-royalty method. This method involves estimating probable future sales, and then applying an appropriate royalty rate to arrive at the income attributable to trademarks in future years, which is then discounted to net present value.

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.         Summary of Significant Accounting Policies (continued)

Goodwill (continued)

Goodwill is not amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise. The Company applies a two-step process to determine if there was any goodwill impairment. The first step involves a comparison of the estimated fair value of each of the Company’s three reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a discounted cash flow (“DCF”) analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, and the amount and timing of expected future cash flows. The cash flows employed in the DCF analysis are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. In the second step of the goodwill impairment test the Company calculates the implied fair value of the reporting unit’s goodwill by deducting the fair value of all tangible and intangible assets from the fair value of the reporting unit and compares this with its goodwill carrying amount to measure the amount of impairment, if any. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized equal to the difference.

The impairment test with regards to goodwill was performed at December 31, 2008. Fair values of each reporting unit were calculated using discounted cash flow techniques exceeding the carrying amounts, consequently, no impairment issues arose.

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset or group of assets may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset or group of assets. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset or group of assets, the Company would then calculate the impairment as the excess of the carrying value of the asset or group of assets over the estimate of its fair value. Impairment loss is included in other operating expenses in the consolidated statement of income.

At December 31, 2008, the Company reviewed its long-lived assets, including intangible assets with determinable useful life, for indicators of impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed. As a result of our review, no indicators of impairment were identified.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.         Summary of Significant Accounting Policies (continued)

Revenue Recognition

Sales are recognized, net of VAT and discounts, when goods are shipped or delivered to customers, depending on the sales terms. At the time of shipment, in accordance with the Company’s standard sales agreements, title is transferred and the customer assumes the risk and rewards of ownership. The Company has a number of contracts where sales are recognized upon delivery, which is when the ownership title transfers to the customer. Such agreements apply only to Moscow-city based customers with no actual delays between the shipping and delivery dates. Thus, the transfer of ownership rights normally occurs on the same day.

The Company offers sales volume discounts based on individual customer volumes in a given period. An accrual for such discounts and other customer allowances is recognized as a reduction of revenue in the consolidated statements of income and comprehensive income.

Shipping and Handling Expenses

Shipping and handling expenses incurred by the Company are reflected in selling and distribution expenses in the accompanying consolidated statements of income and comprehensive income. Shipping and handling expenses for the years ended December 31, 2008, 2007 and 2006 were $135,598, $111,228 and $73,565, respectively.

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

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the related debt.

Income Tax

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.         Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred, except for mass-media advertising which is expensed the first time the advertising is shown. Advertising costs for the years ended December 31, 2008, 2007 and 2006 were $109,625, $102,409 and $67,538, respectively.

Stock options plan

The Company follows the provisions of SFAS No. 123 (revised), Share-Based Payment (“SFAS No. 123(R)”), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The fair value of share-based payment awards is estimated on the date of grant using an option-pricing model. The Company has chosen to use the Black-Sholes Model as the option-pricing model and the value of the portion of the award that is ultimately expected to vest is being recognized as expense on the straight-line basis over the requisite service periods.

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks, short-term bank deposits and trade receivables. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2008, 2007 and 2006, the Company had no other significant concentrations of credit risk. The Company does not usually require collateral from its customers.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. The fair value of the Company’s long-term ruble notes payable is estimated based on market quotes at $219,260 at December 31, 2008. The fair value of the variable-rate loan approximates carrying value and the fair value of the fixed-rate loans is estimated at $167,412 at December 31, 2008.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that a business enterprise report financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments — dairy, beverages and babyfood production and distribution, and accordingly, reports segment information on this basis.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

2.         Summary of Significant Accounting Policies (continued)

Comparative Figures

Where necessary, reclassifications have been made to the prior period consolidated financial statements to conform to the presentation of the current period.

New and Recently Adopted Accounting Pronouncements

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”) and SFAS No. 160, Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. The Company will be required to adopt SFAS No. 141(R) and SFAS No. 160 on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS No. 141(R) acquisition related costs will not be capitalized but expensed as incurred. The Company does not expect SFAS No. 141(R) and SFAS No. 160 to have a material impact on the Company’s consolidated financial position and results of operations.

In April 2008, FASB issued FASB Staff Position (“FSP”) FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”) with the objective of improving the consistency between the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. GAAP standards. FSP FAS 142-3 establishes additional factors to be considered by an entity in developing assumptions about renewal or extension used to determine the useful life of an intangible asset recognized under SFAS No. 142. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Company will adopt FSP FAS 142-3 effective January 1, 2009. The Company does not expect FSP FAS 142-3 to have a material impact on the Company’s consolidated financial position and results of operations.

In October 2008, FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active (“FSP FAS 157-3”) that applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS No. 154”)). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. Application of FSP FAS 157-3 did not have a material impact on the Company’s consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.                            Businesses Acquired

Acquisition of Minority Interests

The changes in minority interest during the years ended December 31, 2008 and 2007 were as follows:

Balance at December 31, 2006	$18,977
Acquisitions by the Company of minority interests in subsidiaries	(9,217)
Acquisition of subsidiaries	121
Minority interest share in net income	2,769
Currency translation adjustment	976
Other	236
Balance at December 31, 2007	$13,862
Acquisitions by the Company of minority interests in subsidiaries	(1,727)
Minority interest share in net income	2,029
Currency translation adjustment	(2,301)
Balance at December 31, 2008	$11,863

2008

In July-November 2008, WBD Foods acquired an additional 2.57% interest in WBD Beverages for cash consideration of $3,263. As a result of this transaction, WBD Foods has a 100% interest in WBD Beverages. The purchase price in excess of fair value of net assets acquired of $1,536 was recorded as goodwill.

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

3.         Businesses Acquired (continued)

Acquisition of Minority Interests (continued)

In October 2006, WBD Foods acquired 30.35% of Nazarovskoe Milk OJSC, a subsidiary, from minority shareholders for cash consideration of $1,982. The purchase price in excess of fair value of net assets acquired of $771 was recorded as goodwill.

In January 2006, WBD Foods acquired 20% of Moscow Babyfood Plant (“ZDMP”), a subsidiary, from minority shareholders for cash consideration of $6,955. The fair value of net assets acquired in excess of purchase price of $4,192 was subsequently recorded as a reduction of the value of property, plant and equipment.

Business Combinations

2007

In July 2007, WBD Foods acquired a 94.6% interest in Niva CJSC for cash consideration of $1,185. The acquired farm produces raw milk in the Krasnodar region. This acquisition allows the Company to reduce raw material expenses and become less dependent on raw milk suppliers, as well as to ensure a steady supply of raw milk to keep pace with growth in production driven by an increase in market demand.

The fair value of net assets acquired in excess of the purchase price of $778 was subsequently recorded as a reduction of the value of property, plant and equipment.

In October 2007, WBD Foods acquired a 100% interest in Gruzinskie Producty LLC for cash consideration of $1,100, of which $800 was paid at the acquisition date and $300 in March 2008. The acquired company produces milk products and is the third largest dairy plant in Georgia. The acquisition is in line with Wimm-Bill-Dann’s declared strategy of growing its business by purchasing successful companies with leading market positions and strong brand portfolios.

The cash consideration paid for this acquisition was allocated to property, plant and equipment $964, intangible assets of $11, goodwill of $3,246 and current assets of $26, less liabilities of $3,147. In 2008 an adjustment to the preliminary purchase price allocation for Gruzinskie Producty LLC was made which resulted in decrease of goodwill by $1,142.

2006

In September 2006, the Company acquired 100% of Surgut City Dairy Plant for cash consideration of $4,536. The acquisition of Surgut Dairy Plant allows the Company to gain a leading position in a promising region and continue its expansion in the markets of the Urals and Siberia. Having its own enterprise in Surgut, the company is able to optimize its expenditure on logistics by reducing the need to transport products between regions. The fair value of net assets acquired in excess of purchase price of $617 was recorded as a reduction of the fair value of property, plant and equipment.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

3.         Businesses Acquired (continued)

Business Combinations (continued)

In November, 2006, the Company acquired 93.74% of Ochakovo Dairy Plant for cash consideration of $66,792. Ochakovo Dairy Plant is the fourth largest dairy producer in Russia and one of the largest dairy enterprises in Moscow. The plant produces milk, sour cream, yogurts, cheese curds and other dairy products under a strong brand portfolio (including brands such as 33 Cows, Pastushok, Kremlin Products and Actilife). The acquisition of Ochakovo Dairy Plant allows the Company to increase its share of the Moscow dairy market in volume and in value, to enrich brand portfolio and obtain a better cooperation with key retailers and suppliers in Moscow and Moscow region. During the year subsequent the acquisition the Company finalized an allocation of purchase price as follows: property, plant and equipment of $32,479, intangible assets of $12,562, long-term investments of $11, goodwill of $31,437, current assets of $18,026, less liabilities of $27,723.

In December 2006, the Company acquired 83.36% of Angarsky Milk Plant OJSC (Molka OJSC) for cash consideration of $4,908. The purchase of Molka OJSC allows the Company to continue its expansion in the Siberian market. By having its own enterprise in Irkutsk region, the company gains the ability to optimize logistical expenditures by eliminating the need for long-distance transport of products between regions. The cash consideration paid for this acquisition was allocated to property, plant and equipment of $1,923, long-term investments of $2, goodwill of $3,722, current assets of $1,051, less liabilities of $1,790.

In December 2006, the Company acquired 100% of Manros Group for cash consideration of $51,336. Manros Group comprises of six companies of which four are dairy production plants. Manros produces milk, sour cream, yogurts, cottage cheese, kefir and other dairy products under “Na zdorovie”, “Molochnaya Dolina” and “Vkusnika” brands. The acquisition of Manros further strengthens the Company’s market position in the fast-growing Siberian region, where continued economic growth is translating into ever growing demand across our offering of healthy products aimed at the entire family. With the Manros acquisition the Company increased its market share in Siberia and the Far East, thus, re-enforcing its leadership in the region. The cash consideration paid for this acquisition was allocated to property, plant and equipment of $25,191, intangible assets of $5,937, goodwill of $37,053, non-current assets of $240, current assets of $10,365, less liabilities of $27,450.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

4.                            Trade Receivables, Net

Trade receivables as of December 31, 2008 and 2007 were as follows:

	2008	2007

Trade receivables	$131,248	$161,334
Allowance for doubtful accounts	(5,795)	(3,726)
Total trade receivables, net	$125,453	$157,608

The changes in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006

Balance, beginning of period	$3,726	$7,078	$5,126
Provision for doubtful accounts	8,155	1,649	3,130
Write off of trade receivables	(4,908)	(6,016)	(2,027)
Recovery	(229)	—	—
Currency translation adjustment	(949)	1,015	849
Balance, end of period	$5,795	$3,726	$7,078

5.                            Inventory

Inventory as of December 31, 2008 and 2007 was as follows:

	2008	2007

Raw materials	$140,031	$170,459
Work in progress	20,618	21,260
Finished goods	65,301	69,535
Total inventory	$225,950	$261,254

6.                            Net Investment in Direct Financing Leases

Commencing from 1999, the Company announced a program called “Dairy Rivers of Russia” with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements typically vary from one to five years and provide an equipment transfer option free of charge at the end of the lease term. The lease receivables are denominated in euro, U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices which are variable dependent upon prevailing market prices.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

6.         Net Investment in Direct Financing Leases (continued)

The following lists the components of the net investment in direct financing leases at December 31, 2008 and 2007:

	2008	2007

Total future minimum lease payments	$3,068	$3,004
Less: Unearned income	(346)	(683)
Net investment in direct finance leases	$2,722	$2,321
Current portion	1,774	1,349
Long-term portion	948	972

At December 31, 2008, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,

2009	$2,025
2010	568
2011	276
2012	155
2013	42
Thereafter	2
$3,068

7.                            Other Current Assets

Other current assets as of December 31, 2008 and 2007 were as follows:

	2008	2007

Assets held for sale	$32	$1,457
Restricted cash	34	1,970
Other debtors, net	7,010	5,647
Prepaid expenses	2,357	1,770
Other	3,501	1,059
Total other assets	$12,934	$11,903

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

8.                            Intangible Assets, Net

Intangible assets as of December 31, 2008 and 2007 were comprised of the following:

	2008		2007
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Intangible assets with determinable lives:
Software	$16,874	$(4,898)	$8,415	$(2,554)
Trademarks	4,816	(1,850)	5,639	(1,227)
Supplier contracts	103	(100)	155	(150)
Others	2,408	(530)	2,459	(803)
Intangible assets with indefinite lives:
Trademarks	18,176	—	22,081	—
Total intangible assets	$42,377	$(7,378)	$38,749	$(4,734)

Software and supplier contracts have a weighted average useful life of five years, and trademarks have a weighted average useful life of ten years. Included in software as of December 31, 2008, is $7,931 of capitalized software development costs related to the implementation of the new ERP system, which is expected to be launched in 2010 and have an estimated useful life of seven years.

Amortization expense during the years ended December 31, 2008, 2007 and 2006 amounted to $3,668, $2,487 and $1,564, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2008 is estimated to be the following:

Years ended December 31,

2009	$3,087
2010	2,813
2011	2,480
2012	1,752
2013	1,541
Thereafter	5,150
Total	$16,823

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

9.                            Property, Plant and Equipment, Net

The net book value of property, plant and equipment at December 31, 2008 and 2007 was comprised of the following:

	2008	2007

Buildings	$263,307	$277,130
Machinery and equipment	620,622	660,847
Computer hardware	20,133	18,315
Other	72,498	72,295
Gross book value of property, plant and equipment	976,560	1,028,587
Accumulated depreciation	(401,758)	(390,890)
Advances paid for property, plant and equipment	18,826	27,106
Construction in progress and equipment for installation	98,649	102,851
Total property, plant and equipment, net	$692,277	$767,654

The Company capitalized interest costs of $6,653, $6,421, and $519 during the years ended December 31, 2008, 2007 and 2006, respectively, with respect to qualified construction projects. The total amounts of interest incurred are $51,197, $41,409 and $28,417 during the years ended December 31, 2008, 2007 and 2006, respectively. The amounts of interest expensed for these periods are presented further in Note 19.

Depreciation expense during the years ended December 31, 2008, 2007 and 2006 amounted to $112,155, $84,087, and $60,765, respectively.

Assets recorded under capital leases are included to machinery and equipment in the gross book value of $11,884. The respective accumulated depreciation of those assets is amounted to $7,059. Future minimum lease payments to be paid on capital lease contracts are presented further in Note 15.

10.                     Goodwill

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2008 and 2007 were as follows:

	Dairy	Beverages	Total
Balance at December 31, 2006	$99,015	$6,975	$105,990
Acquisitions	14,859	170	15,029
Currency translation adjustment	7,856	516	8,372
Balance at December 31, 2007	121,730	7,661	129,391
Acquisitions	(1,142)	1,536	394
Currency translation adjustment	(19,789)	(1,248)	(21,037)
Balance at December 31, 2008	$100,799	$7,949	$108,748

The reduction of goodwill of $1,142 in 2008 related to Dairy segment represents an adjustment to the preliminary purchase price allocation for Gruzinskie Producty LLC acquired in October 2007.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

11.                     Other Non-Current Assets

Other non-current assets at December 31, 2008 and 2007 were comprised as follows:

	2008	2007

Debt issuance costs, net of amortization	$3,458	$1,006
Advances	—	4,326
Other	110	133
Total other assets	$3,568	$5,465

12.                     Accrued Liabilities

Accrued liabilities at December 31, 2008 and 2007 were comprised as follows:

	2008	2007

Payroll related accruals	$13,472	$38,697
Interest accruals	7,207	3,629
Audit and other professional services accruals	1,806	2,681
Marketing and advertising accruals	907	1,511
Tax contingencies	1,793	1,832
Customer allowances and sales volume discount provision	2,545	163
Other accruals	6,134	3,364
Total accrued liabilities	$33,86	$51,877

13.                     Short-Term and Long-Term Loans

Short-term bank loans at December 31, 2008 and 2007 were as follows:

	2008			2007
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

Euro-denominated	1	$355	16.00%		$—	—

Ruble-denominated	7	65,923	14.97%	24	97,514	7.13%

U.S. dollar-denominated		—	—	3	1,305	7.75%
Total short-term loans		$66,278			$98,819

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

13.       Short-Term and Long-Term Loans (continued)

Long-term loans at December 31, 2008 and 2007 were as follows:

	2008			2007
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
Euro-denominated (maturity 2011-2020)	2	$4,730	1.83%	2	$6,729	1.86%
Ruble-denominated (maturity 2010-2012)	32	81,059	9.84%	26	34,357	5.34%
U.S. dollar-denominated (maturity 2011)	1	250,000	4.42%		—	—
Total amount of long-term borrowings		335,789			41,086
Less current portion of long-term loans		(8,632)			(6,455)

Total long-term loans		$327,157			$34,631

On April 25, 2008, the Company borrowed a $250,000 syndicated loan (the “Loan”) due April 2011. The Loan bears the interest at an annual rate of LIBOR plus 1.75% (3.99% as of December 31, 2008), payable every three months. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios. The proceeds of the Loan were used for the refinancing of the existing debt and general corporate purposes.

On December 2, 2008 the Company entered into a secured loan agreement with Sberbank lending for 1,250 million rubles ($42.5 million at exchange rate as of December 31, 2008) with fixed interest rate payable on the monthly basis. Of this amount 750 million rubles ($25.5 million at the exchange rate as of December 31, 2008) is payable in December 2009, and 500 million rubles ($16.9 million at the exchange rate as of December 31, 2008) is payable in May 2010.

On December 17, 2008 we entered into a fixed interest rate short-term unsecured loan agreement with Alfa Bank in the amount of 1,300 million rubles ($44.3 million at the exchange rate as of December 31, 2008), payable in June 2009.

Guarantees

At December 31, 2008 and 2007, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans.

At December 31, 2008 and 2007, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by third parties in amount of $251 and $648 respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

13.       Short-Term and Long-Term Loans (continued)

Maturity of Long-Term Loans and Long-Term Notes Payable

The combined aggregate maturities of long-term loans and long-term notes payable (Note 14) outstanding at December 31, 2008 were as follows:

Years ended December 31,

2009	$167,785
2010	138,313
2011	257,934
2012	6,133
2013	4,932
Thereafter	8,339
Total long-term loans and long-term notes payable	$583,436

Collateral

Certain of the Company’s inventories and property, plant and equipment served as collateral for the short-term and long-term loans from Rosselkhozbank Uralsib Bank and Sberbank.

At December 31, 2008 and 2007 the assets that served as collateral consisted of the following:

•                                Inventory in the amounts of $nil and $3,192, respectively; and

•                                Property, plant and equipment with a net book value of $75,513 and $78,008, respectively.

The Sberbank loan is a secured loan agreement. None of the other short-term and long-term loans and long-term notes payable are secured.

14.                     Long-Term Notes Payable

Notes payable issued by WBD Foods at December 31, 2008 and 2007 were as follows:

Issuer	Currency	2008	2007
WBD Foods	U.S. dollar	$—	$300,000
WBD Foods	Ruble	247,647	105,922
Total		247,647	405,922
less current portion		159,153	300,000

Total long-term notes payable		$88,494	$105,922

WBD Foods U.S. Dollar Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan Notes”) to WBD Foods. The Loan Notes bore interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year. The Loan Notes matured and was fully repaid in May 2008.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

14.                     Long-Term Notes Payable (continued)

WBD Foods U.S. Dollar Notes (continued)

On February 6, 2007, UBS (Luxembourg) S.A. issued 7.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan bore interest at an annual rate of 7.5%, payable in two installments on November 14, 2007 and May 14, 2008. The loan matured and was fully repaid in May 2008.

WBD Foods Ruble Notes

On December 21, 2005, WBD Foods issued 3,000,000 non-convertible ruble-denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3 billion rubles ($102,109 at the exchange rate as of December 31, 2008, of which $13,615 have been repaid as of December 31, 2008). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. The interest is payable semi-annually in arrears, commencing on June 21, 2006.

In March and April 2008, the Company placed bonds on the Moscow Inter-bank Currency Exchange (MICEX) with a total nominal value of 5 billion rubles ($170,181 at the exchange rate as of December 31, 2008, of which $11,027 (324 million rubles) have been repaid as of December 31, 2008). The bonds have a maturity of five years and coupons are paid on a half-yearly basis. The interest rates for both coupons in the first year are equal and amount to 9.30% annually, and the rates for subsequent coupons will be set hereinafter based on the market conditions. The bonds are due in March 2013, and bondholders have a put option exercisable on March 6, 2009, at 100% of nominal value plus accrued interest. The bonds are classified as current debt as of December 31, 2008.

On March 6, 2009 the Company carried out the repayment of these bonds from its own cash sources in the amount of 4,660.3 million rubles, which is the equivalent of $158,611 and $129,850 at the exchange rates at December 31, 2008 and March 6, 2009, respectively. The balance outstanding as of March 6, 2009 was 15.7 million rubles, which is the equivalent of $534 and $437 at the exchange rates at December 31, 2008 and March 6, 2009, respectively. The rates for the three subsequent coupons for the next one and half years were set at 15% annually.

In May and June 2009, the Company issued bonds on MICEX raising cash of 3 billion rubles, ($96,945 at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15.0% for the next one and half years. The interest is payable semi-annually, commencing in September, 2009.

15.                     Vendor Financing

The Company has certain vendor financing obligations included in other payables and other long-term payables which primarily represent payables for property, plant and equipment and were comprised of the following as of December 31, 2008 and 2007:

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

	2008	2007
Vendors’ financing obligations, including
Current portion	$14,593	$15,731
Long-term portion	8,883	17,372
Total vendor financing obligations	$23,476	$33,103

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

15.                     Vendor Financing (continued)

The Company has agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2008 and 2007, vendor financing obligations were $6,084 and $14,000, respectively, 12,063 thousand euros and 11,138 thousand euros, respectively (equivalent to $17,015 and $16,305 as of December 31, 2008 and 2007, respectively) and 11,076 thousand rubles and 68,678 thousand rubles, respectively (equivalent to $377 and $2,798 as of December 31, 2008 and 2007, respectively). This financing is provided at average interest rate of 7.85%.

The maturity of vendors financing obligations outstanding at December 31, 2008 was as follows:

Years ended December 31,

2009	$16,241
2010	6,039
2011	3,678
2012	571
2013	33
Total maturity of vendor financing obligations	26,562
Less: amount representing interest	(3,086)
Total vendor financing obligations	$23,476

16.                     Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006

Current income tax provision	$39,844	$49,409	$48,232
Deferred income tax charge/(benefit)	54	4,893	(6,672)
Total provision for income taxes	$39,898	$54,302	$41,560

In November 2008, a new Federal Law was enacted which introduces a number of amendments to the Tax Code which are aimed at improving the regulatory framework for certain tax administration issues and certain rights and obligations of taxpayers with respect to the calculation and payment of taxes. Significant changes introduced by the law include the reduction of the income tax rate from 24% to 20% effective January 1, 2009. The Company assessed its deferred tax assets and liabilities at the new statutory income tax rate. The effect of this rate change on the Company’s deferred tax assets and liabilities amounted to $3,446.

Foreign current income tax provisions for the years ended December 31, 2008, 2007 and 2006 were $2,511, $2,068 and $2,372, respectively. Foreign deferred income tax (benefit) charge for the years ended December 31, 2008, 2007 and 2006 were $(1,611), $69 and $(258), respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.       Income Tax (continued)

The reconciliation of the income tax provision using Russian statutory income tax rate of 24% to the Company’s provision for income taxes is as follows:

	2008	2007	2006

Income before provision for income taxes	$143,639	$197,119	$140,141
Russian statutory tax rate	24%	24%	24%
Income tax provision at Russian statutory rate	34,473	47,309	33,634
Tax effect of expenses not deductible for national statutory taxation purposes	13,238	12,758	10,829
Tax effect of income not taxable for national statutory taxation purposes	(3,193)	(2,396)	(2,172)
Tax effect of income tax at different rates	(1,290)	(947)	(849)
Increase (decrease) in valuation allowance	(1,594)	(2,741)	(370)
Tax effect of income tax rate change	(3,446)	—	—
Tax effect of other permanent differences	1,710	319	488
Provision for income taxes	$39,898	$54,302	$41,560

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2008 and 2007:

	2008	2007
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$4,100	$4,546
Intangible assets	1,506	602
Property, plant and equipment	1,988	2,534
Allowance for doubtful accounts	4,231	4,857
Obsolescence and net realizable value inventory write off	688	3,431
Payroll related accruals	1,408	6,849
Accrued liabilities	2,073	2,999
Other	677	41
Gross deferred tax asset	16,671	25,859
Less valuation allowance for deferred tax assets	(2,762)	(4,356)
Deferred tax assets net of valuation allowance	13,909	21,503
Intangible assets	(4,253)	(5,229)
Property, plant and equipment	(16,606)	(23,877)
Investments in direct finance leases	(549)	(2,661)
Debt issuance costs	(691)	(241)
Other	(1,252)	(80)
Gross deferred tax liability	(23,351)	(32,088)
Net deferred tax liability	$(9,442)	$(10,585)
Balance sheet classification is as follows:
Current deferred tax asset	11,828	17,479
Long-term deferred tax asset	1,484	2,947
Long-term deferred tax liability	(22,754)	(31,011)

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.       Income Tax (continued)

In the context of the Company’s current structure, tax losses and current tax assets of the different subsidiaries may not be set off against current tax liabilities and taxable profits of other subsidiaries and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax assets of one subsidiary of the Company are not offset against deferred tax liabilities of another subsidiary. As of December 31, 2008 and 2007, a valuation allowance has been recorded for deferred tax assets in the amounts of $2,762 and $4,356, respectively, as it is not more likely than not that sufficient taxable profit will be available to offset the deductible temporary differences to which these assets relate.

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $19,246 which may be carried forward for use against future taxable income, of which $6,114, $1,398, $2,826 and $8,908, expire in the period 2015-2018, respectively.

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The Company recognizes interest accrued related to unrecognized tax benefits and penalties, if any, as a part of income tax expense. Currently, the tax years ended December 31, 2008, 2007 and 2006 remained subject to examination by Russian, Ukraine, Kazakh, Uzbek and Georgian tax authorities, and the years ended December 31, 2008 and 2007 remained subject to examination by Kyrgyz tax authorities. In 2008, the Company’s Russia-based subsidiaries’ Wimm-Bill-Dann OJSC’s, WBD Foods and TK WBD tax filings for the years ending December 31, 2004 through 2006 were audited by tax authorities. As a result, our unrecognized tax benefits were reassessed. The reconciliation of the total amounts of unrecognized tax benefit is follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Unrecognized tax benefits as of the beginning of the year	$579	$894
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statement of income, as a result of:
Increase of tax positions taken during the current period	306	642
Decrease of tax positions taken during the current period	—	(127)
Increase of tax positions taken during a prior period	10	349
Decrease of tax positions taken during a prior period	(223)	(873)
Amount of increase (decrease) of tax fines and penalties	(55)	—
Amount of decreases in the unrecognized tax benefits as a result of resolution through litigation — prior periods	(173)	(354)
Foreign currency translation adjustment	73	48
Unrecognized tax benefits as of the end of the year, including	$517	$579
Net unrecognized tax benefits	440	431
Tax fines and penalties	77	148
Unrecognized tax benefits as of the end of the year	$517	$579

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

16.       Income Tax (continued)

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $440 and $431 as of December 31, 2008 and December 31, 2007. Accrued income tax penalties and interest were $77 and $148 as of December 31, 2008 and December 31, 2007. For the year ended December 31, 2008 and December 31, 2007, the Company accrued additional fines and penalties (interest) of $50, $27 and $79, $69, respectively.

17.                     Government Grants

In the period 1993-1999 Moscow Babyfood Plant (“ZDMP”) received capital grants from the Russian and Moscow Governments. These grants related to the acquisition of property, plant and equipment for babyfood production and are recognized in the consolidated statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for babyfood production. Management believes that it has complied with this condition and will continue to comply in the future.

The non-current portion of Government grants is reported as part of other long-term payables, and the short-term portion is reported as part of other payables on the balance sheet. The movement in capital government grants during the years ended December 31, 2008, 2007 and 2006 was as follows:

Balance at December 31, 2005	$5,393
Amortization	(2,507)
Decrease of government grants due to minority interest acquisition	(646)
Currency translation adjustment	307
Balance at December 31, 2006	2,547
Amortization	(1,612)
Currency translation adjustment	116
Balance at December 31, 2007	1,051
Amortization	(80)
Currency translation adjustment	(160)
Balance at December 31, 2008	$811
Short-term portion	65
Long-term portion	746

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

WBD Foods did not receive any grants during the years ended December 31, 2008 and 2007.

18.                     Shareholders’ Equity

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. No dividends were declared for the year ended December 31, 2008.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

19.                     Financial Income and Expenses, net

Financial income and expenses, net for 2008, 2007, and 2006 were comprised of the following:

	2008	2007	2006

Interest expense	$44,544	$34,988	$27,898
Interest income	(6,648)	(2,952)	(4,372)
Foreign currency losses (gains), net	58,811	(18,120)	(10,288)
Loss on currency forward contracts	2,546	—	—
Bank charges	2,868	2,912	2,070
Other financial (income) expense, net	(617)	23	172
Total financial income and expenses, net	$101,504	$16,851	$15,480

The Company’s net income was negatively affected by currency exchange rate fluctuations resulting in a $58,811 net foreign exchange loss primarily from its U.S. dollars denominated debt.

During the fourth quarter of 2008, as part of its cash management function, the Company entered into short-term currency forward contracts, typically settled within 40 days. As of December 31, 2008, under the terms of these contracts, the Company has obligations to purchase 1,281 million rubles for $44,320 during January 2009. The fair value of such contracts was included in other payables in the amount of $2,546. No such contracts were entered into during 2007.

20.                     Pension Costs

In the normal course of business, WBD Foods and its subsidiaries contribute to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Governmental pension contributions are included in personnel costs in the consolidated statements of income and comprehensive income. Pension costs amounted to $37,934, $32,466 and $26,270 in 2008, 2007 and 2006, respectively. WBD Foods has no other pension obligations.

21.                     Segment Information

The Company’s major reportable business segments are dairy, beverages, and babyfood. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, juice based drinks and bottled mineral water in the beverages segment; and milk- and juice-based babyfood products in the babyfood segment.

Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.       Segment Information (continued)

Operating Segments — year ended December 31, 2008

	Dairy	Beverages	Baby Food	Common and corporate assets/ expenses	Intersegment receivables/ payables	Consolidated
Total sales	$2,119,043	$474,127	$254,468	$5,511	$—	$2,853,149
Inter segment sales	(23,143)	(931)	—	(5,511)	—	(29,585)
Sales to external customers	2,095,900	473,196	254,468	—	—	2,823,564
Cost of sales	(1,486,983)	(288,403)	(135,104)	(38)	—	(1,910,528)
Gross profit	608,917	184,793	119,364	(38)	—	913,036
Operating expenses	(435,689)	(145,491)	(41,089)	(45,624)	—	(667,893)
Operating income (loss)	173,228	39,302	78,275	(45,662)	—	245,143
Financial income and expense, net and current provision for income taxes						(141,348)
Net segment profit (loss)						$103,795
Deferred income tax expense						(54)
Minority interest						(2,029)
Net income						$101,712
Segment total assets	$1,314,832	$245,825	$112,493	$262,864	$(359,049)	$1,576,965
Expenditure for property, plant and equipment	$140,706	$22,599	$16,480	$15,467	$—	$195,252
Depreciation and amortization	$8,181	$16,864	$5,861	$4,917	$—	$115,823

Operating Segments — year ended December 31, 2007

	Dairy	Beverages	Baby Food	Common and corporate assets/ expenses	Intersegment receivables/ payables	Consolidated
Total sales	$1,853,840	$414,117	$171,753	$—	$—	$2,439,710
Inter segment sales	(1,382)	—	—	—	—	(1,382)
Sales to external customers	1,852,458	414,117	171,753	—	—	2,438,328
Cost of sales	(1,311,383)	(249,260)	(94,236)	—	—	(1,654,879)
Gross profit	541,075	164,857	77,517	—	—	783,449
Operating expenses	(362,642)	(123,989)	(31,860)	(50,988)	—	(569,479)
Operating income (loss)	178,433	40,868	45,657	(50,988)	—	213,970
Financial income and expense, net and current provision for income taxes						(66,260)
Net segment profit (loss)						$147,710
Deferred income tax expense						(4,893)
Minority interest						(2,769)
Net income						$140,048
Segment total assets	$1,195,861	$280,103	$73,391	$63,617	$(179,870)	$1,533,102
Expenditure for property, plant and equipment	$134,568	$21,548	$28,177	$8,369	$—	$192,662
Depreciation and amortization	$67,322	$14,071	$3,563	$1,618	$—	$86,574

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

21.       Segment Information (continued)

Operating Segments — year ended December 31, 2006

	Dairy	Beverages	Baby food	Common and corporate assets/ expenses	Intersegment receivables/ payables	Consolidated
Total sales	$1,339,621	$324,074	$117,152	$—	—	$1,780,847
Inter segment sales	(18,720)	—	—	—	—	(18,720)
Sales to external customers	1,320,901	324,074	117,152	—	—	1,762,127
Cost of sales	(917,813)	(209,630)	(66,716)		—	(1,194,159)
Gross profit	403,088	114,444	50,436	—	—	567,968
Operating expenses	(243,943)	(105,712)	(18,116)	(44,576)	—	(412,347)
Operating income (loss)	159,145	8,732	32,320	(44,576)	—	155,621
Financial income and expense, net and current provision for income taxes						(63,712)
Net segment profit (loss)						$91,909
Deferred income tax benefit						6,672
Minority interest						(3,197)
Net income						$95,384
Total assets	$915,244	$214,706	$90,122	$128,683	$(172,819)	$1,175,936
Expenditure for property, plant and equipment	$93,322	$13,474	$19,356	$3,811	$—	$129,963
Depreciation and amortization	$46,849	$11,515	$3,010	$955	$—	$62,329

For the years ended December 31, 2008, 2007, and 2006, approximately 93% of sales were generated in and sold to customers in Russia. As of December 31, 2008 and 2007, the long-lived assets of the Company located in Russia were $667,948 and $757,672, respectively.

22.                     Share-based Awards

In 2006 the Company established stock option plan for a number of its executives.

The exercise price of the options equals the average closing price of the stock over the 90 trading days period preceding each annual grant. Each tranche vests one-third annually over a three year period and can be settled in cash. The contractual terms of options are three to five years from grant date.

Since April 1, 2007, a long-term incentive plan for top management was approved by the Board of Directors. According to this program a certain number of senior management are rewarded with Stock Appreciation Rights (“SAR”) linked to the price of the Company’s ADR. Commencing April 1, 2007 all outstanding stock options were converted into SARs on the following basis: 1 stock option = 1 SAR.

The exercise price of SARs is determined as the average market value of ADR of the Company over the period January 1st to the date prior to the Board meeting at which the prior year U.S. GAAP Statements are approved. The exercise price of SARs granted in 2008 was $114.02. Each tranche vests one-third annually over a three year period and is settled in cash. The contractual terms of SARs are five years from grant date.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

22.                     Share-based Awards (continued)

A summary of the changes in the Company’s share-based awards is presented below:

	Share-based awards ‘000	Weighted average exercise price, U.S. dollar
Outstanding at December 31, 2005	—	$—
Granted	225	26.84
Canceled	—	—
Forfeited	—	—
Exercised	—	—
Outstanding at December 31, 2006	225	26.84
Granted	363	64.09
Canceled	—	—
Forfeited	(5)	63.86
Exercised	(8)	39.23
Outstanding at December 31, 2007	575	49.86
Granted	426	114.02
Exercised	(202)	38.20
Forfeited	(63)	84.93
Outstanding at December 31, 2008	736	$87.17

The Company expensed $2,540, $15,951 and $2,205 for all share-based awards for the twelve months ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, there was approximately $1,046 of total unrecognized compensation cost related to non-vested SARs awards. The cost is expected to be recognized over a weighted average requisite service period of 1.88 years. The estimated weighted average fair value per share of non-vested SARs as of December 31, 2008 and 2007 was $2.95 and $81.52, respectively.

The remaining contractual term of the SARs awards outstanding as of December 31, 2008 is 1.68 years and the SARs have no aggregate intrinsic value. The estimated weighted average fair value per share of the outstanding share based awards as of December 31, 2008 and 2007 was $3.02 and $84.72, respectively.

As of December 31, 2008, 311,000 SARs granted were vested and exercisable, which have a $74.15 weighted average exercise price, 1.41 years of remaining contractual life and the SARs have no aggregate intrinsic value as of December 31, 2008.

Cash paid by the Company to settle SARs exercised in 2008, 2007 and 2006 amounted to $17,903, $578 and $nil, respectively.

In accordance with SFAS No. 123(R), the awards have been accounted for as a liability and, as such, the awards’ fair value is remeasured at each reporting date until the date of settlement.

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

A summary of the assumptions used in the application of the Black-Sholes option valuation model as of the grant dates in the period of twelve months ended December 31, 2008 were as follows:

	2008	2007	2006
Volatility (1)	66.22%	44.46%	32.28-36.55%
Risk-free interest rate (2)	8.39%	6.08%	6.10-6.18%
Dividend yield (3)	0%	0.41%	0.77-1.53%
Expected life (years) (4)	3 years	3 years	3 years

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

23.                     Related Parties

Milk Suppliers

During 2008, 2007 and 2006, the Company purchased milk from certain milk supplying companies, which are controlled by members of its control group of shareholders, amounting to $15,289, $17,473 and $12,175, respectively. As of December 31, 2008 and 2007 accounts payable to these milk-supplying companies in respect of milk received amounted to $475 and $410, respectively.

AlfaStrahovanie

During 2007 and 2006 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors of insurance company AlfaStrahovanie. Insurance services received from AlfaStrahovanie in 2007 and 2006 amounted to approximately $1,048 and $660, respectively. As of December 31, 2007, accounts payable to AlfaStrahovanie in respect to these services amounted to $119. In 2008 the WBD Foods’ Director disposed of his interest in AlfaStrahovanie.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

24.                     Commitments and Contingencies

Russian Environment and Current Economic Situation

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Company and its counterparties, which could affect the Company’s financial position, results of operations and business prospects.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities.

Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

As such, significant additional taxes, penalties and interest may be assessed. We cannot determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

Overall, management believes that the Company has paid or accrued all taxes that are applicable as of December 31, 2008. Where uncertainty exists, the Company has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities for non-income tax contingencies and income tax contingencies other than those that meet the more-likely-than-not recognition threshold, identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations, are not accrued in the consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

24.       Commitments and Contingencies (continued)

Taxation (continued)

In 2008 the Russian tax authorities carried out an audit of Wimm-Bill-Dann for fiscal years 2004 through 2006 and found some of the Company’s suppliers negligent (i.e. not upholding their tax duties properly) and made a demand from the Company for reimbursement of VAT and income tax in the aggregate amount of approximately $7.8 million. The Company has appealed this decision with the higher tax authorities as well as in court. As a result, the higher tax authority recognized that these claims were partially invalid and reduced the total claims to approximately $2.0 million. The Company is also awaiting a court ruling on this case, which is currently pending. No amount has been accrued in relation to this claim. The Company is disputing this claim and believes it is likely that it will defend such action successfully. However the expected outcome of such court cases is unclear.

In addition, the Moscow Regional service of Russian Interior Ministry has launched an investigation of alleged violations of the tax code by the Company. The Company believes that this investigation is based on the assessment by the Russian tax authorities for the financial years 2004 through 2006 described above. Although the Company cannot estimate the outcome of this investigation, the Company is convinced that the investigation has no legal basis, and the Company has lodged an appeal with the Moscow City Prosecutor’s Office. The investigation is currently pending. Although the Company continues to provide the results of due diligence carried out on its suppliers to the relevant Russian authorities, the Company cannot exclude the possibility that some of these suppliers will be found to have been negligent by the tax authorities and that a claim could be made against the Company.

Transfer Pricing

Russian transfer pricing rules were established in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. Management believes that the prices used by the Company are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, the Company could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements (continued)

24.       Commitments and Contingencies (continued)

Capital commitments

As of December 31, 2008, our capital commitments amounted to $32.2 million.

Operating leases

During the years ended December 31, 2008, 2007 and 2006, the Company was not involved in any non-cancelable operating leases arrangements. The operating lease expenses for the years were as follows: $10,510, $8,956 and $7,504, respectively.

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

25.                     Subsequent Events

From January 2009 through June 16, 2009 the Company purchased from the open market 1,287,008 shares into treasury, which constitute 2.93% of the Company’s share capital, for total consideration of $27,599.

In May 2009 the Company repaid ruble loan to Alfabank in the amount of 1,300 million rubles, which is the equivalent of $44,247 and $39,997 at the exchange rates at December 31, 2008 and at dates of repayment, respectively.

On June 3, 2009 the Company repaid ruble loan to Sberbank in the amount of 1,250 million rubles, which is the equivalent of $42,545 and $40,674 at the exchange rates at December 31, 2008 and June 3, 2009, respectively.

In 2009, the Company experienced significant adverse currency fluctuations. The ruble to U.S. dollar and ruble to euro exchange rates increased from 29.38 and 41.44 as at December 31, 2008 to 31.15 and 43.30 as at June 16, 2009, respectively. The Company has the following payables denominated in U.S. dollars and euros as at December 31, 2008:

•                                Vendor finance payables in the amount of $6,084 and 12.0 million euro;

•                                Euro denominated loans in the amount of $3,605;

•                                Syndicated loan in the amount of $250,000;

•                                Trade payables for concentrates and packaging materials in the amount of $10,969 and 10.4 million euro.

The effect of this change in exchange rates on the amounts outstanding as of December 31, 2008 would have resulted in a foreign currency loss of approximately $15,720 for the period from January 1, 2009 through June 16, 2009.