Form 20-F
period 2009-12-31
WIMM BILL DANN FOODS OJSC
filed 2010-04-23
CIK 1166718

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-31232

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

16 Yauzsky Boulevard, Moscow 109028, Russian Federation
(Address of principal executive offices)

Natalya Belyavskaya, tel. +7 (495) 925-58-05, e-mail: ir@wbd.ru, address: 16 Yauzsky Boulevard, Moscow 109028, Russian Federation
(Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
FOUR AMERICAN DEPOSITARY SHARES, EACH	NEW YORK STOCK EXCHANGE
REPRESENTING ONE SHARE OF COMMON STOCK
COMMON STOCK, PAR VALUE	NEW YORK STOCK EXCHANGE(1)
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

41,846,022 shares of common stock, par value 20 Russian rubles each, as of December 31, 2009.

65,045,688 American Depositary Shares, each four representing one share of common stock, as of December 31, 2009

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation and other relevant laws. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “may,” “should,” “will,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on Our Company” and “Item 5.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below at December 31, 2009, 2008, 2007, 2006 and 2005 and for the years then ended have been derived from our audited financial statements prepared in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	For the years ended December 31,
	2009	2008	2007	2006	2005
	In thousands of U.S. Dollars, except share and per share data
Statement of Income Data:
Sales	$2,181,062	$2,823,564	$2,438,328	$1,762,127	$1,394,590
Cost of sales	(1,452,737)	(1,910,528)	(1,654,879)	(1,194,159)	(999,006)
Gross profit	728,325	913,036	783,449	567,968	395,584
Selling and distribution expenses	(379,659)	(488,110)	(387,853)	(246,054)	(191,990)
General and administrative expenses	(137,440)	(171,400)	(180,922)	(134,481	(109,642)
Other operating expenses	(9,552)	(8,383)	(704)	(31,812)	(6,457)
Operating income	201,674	245,143	213,970	155,621	87,495
Financial income and expenses, net	(43,224)	(101,504)	(16,851)	(15,480)	(22,868)
Income before provision for income taxes and minority interest	158,450	143,639	197,119	140,141	64,627
Provision for income taxes	(40,678)	(39,898)	(54,302)	(41,560)	(30,712)
Consolidated net income	117,772	103,741	142,817	98,581	33,915
Net income attributable to noncontrolling interests	(1,237)	(2,029)	(2,769)	(3,197)	(3,649)
Net income attributable to WBD Foods shareholders	$116,535	$101,712	$140,048	$95,384	$30,266
Earnings per share - basic and diluted (1)	$2.73	$2.31	$3.18	$2.17	$0.69
Dividends per share (2)	$—	$—	$0.12	$0.55	$—
Weighted average number of shares outstanding	42,763,668	43,993,827	44,000,000	44,000,000	44,000,000
Other Data:
Capital expenditures	$121,838	$195,252	$192,662	$129,963	$75,110
Cash provided by operating activities	$312,296	$321,190	$96,804	$169,954	$113,937
Cash used in investing activities (3)	$(125,262)	$(181,681)	$(183,481)	$(218,409)	$(124,107)
Cash provided by (used in) financing activities (3)	$(187,336)	$162,499	$71,869	$(11,660)	$81,569

(1)          Earnings per share is calculated dividing net income, attributable to WBD Foods shareholders by the weighted average number of shares outstanding over the reporting period.

(2)          No dividends were paid in 2009 and 2008. Dividends paid in 2007 are attributable as follows: $0.17 per share — for the years 2002, 2003 and 2004, $0.08 per share — for the three months ended March 31, 2006 and $0.30 per share for the nine months ended September 30, 2006.

(3)          Cash paid for acquisition from noncontrolling interests in the amount of $2,280, $3,723, $19,560, $9,749 and $1,050, was included in cash used in financing activities for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

	At December 31,
	2009	2008	2007	2006	2005
	In thousands of U.S. Dollars
Balance Sheet Data:
Total assets	$1,488,804	$1,576,965	$1,533,102	$1,175,936	$920,557
Total net assets (1)	703,276	656,300	686,986	516,471	411,662
Total debt (2)	523,940	673,190	578,930	442,999	371,646
Total liabilities	785,528	920,665	846,116	659,465	508,895
Total liabilities and equity	$1,488,804	$1,576,965	$1,533,102	$1,175,936	$920,557

(1)           Net assets represent net amount of total assets and total liabilities. Total net assets include equity attributable to noncontrolling interests in the amount of $9,396, $11,863, $13,862, $18,997 and $24,619 as of December 31, 2009, 2008, 2007, 2006 and 2005.

(2)           Total debt represents long-term and short-term loans, including the current portion of long-term loans, notes payable and vendor financing obligations.

Exchange Rates and Inflation

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia or the CBR. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average (1)	Period End
Year ended December 31,
2009	36.43	28.67	31.93	30.24
2008	29.38	23.13	24.98	29.38
2007	26.58	24.26	25.49	24.55
2006	28.48	26.18	27.09	26.33
2005	29.00	27.46	28.31	28.78

(1)The average of the exchange rates on the last business day of each full month during the relevant period.

On April 20, 2010, the exchange rate between the ruble and the U.S. dollar was 29.17 rubles per one U.S. dollar.

	Rubles per U.S. dollar
	High	Low
April 2010	29.50	28.93
March 2010	29.98	29.19
February 2010	30.52	29.88
January 2010	30.43	29.43
December 2009	30.72	29.06
November 2009	29.82	28.67

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate
Year ended December 31,
2009	8.80%
2008	13.30%
2007	11.50%
2006	9.70%
2005	10.90%

Source: Central Bank of Russia.

Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy. However, the Russian economy has nonetheless been characterized by high rates of inflation.

Our operational results are affected by the rate of inflation and the nominal rate of appreciation/ depreciation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). In 2009, 2008 and 2007, the ruble appreciated in real terms against the U.S. dollar as follows:

	2009	2008	2007
Inflation (1)	8.80%	13.3%	11.5%
Nominal appreciation of the rubles relative to the U.S.dollar (1)	3.1%	3.1%	6.3%
Real appreciation/ (depreciation) of the ruble relative to the U.S. dollar (1)	(2.9)%	(19.9)%	6.7%

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

Investors in emerging markets such as the Russian Federation and other CIS countries should be aware that these markets are subject to greater risks than in more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies, such as the economy of the Russian Federation and other CIS countries, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia. See also “—Risks Relating to the Russian Federation.” Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business and Industry

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and certain beverage products depends primarily on demographic factors and consumer preferences, as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence in the markets where we sell our products. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, such as the recent economic downturn, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

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

For example, in August through September 2009, our subsidiary in Uzbekistan, Vimm-Bill-Dann Toshkent, was inspected by the local authorities, who thereafter suspended the plant’s operations commencing in December 2009. The plant’s production activities remain suspended as of the date of this report. We are cooperating with the local authorities to resolve this matter. However, we cannot predict with any certainty if or when it will be resolved.

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

Our growth strategy may require additional external financing. Should the current economic downturn persist, or deteriorate further, we may be unable to secure additional financing on commercially favorable terms or at all. If we are unable to pursue additional expansion opportunities due to the lack of financing or otherwise, our future growth, results of operations and market share would be materially adversely affected.

We cannot guarantee the successful integration of existing or newly acquired businesses. If we fail to integrate our businesses successfully, our rate of expansion could slow and our financial condition, results of operations and prospects could be materially adversely affected.

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

Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition, results of operations and prospects.

There is a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.

The material weakness in our internal control over financial reporting as identified by our management for the year ended December 31, 2009 is summarized below.

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

Although our beverages sales volume increased year-on-year by 10.4% in 2007, 3.7% in 2008 and 5.0% in 2009, continued and/or increased competition among juice and bottled water producers in Russia may cause future volatility or decline in the sales volumes of our beverages products, as well as affect our beverages prices and profit margins, and materially adversely affect our results of operations. “See Item 4. Information on Our Company—B. Business—Business Overview—Beverage products and brands—Market trends and competition” for additional information regarding our competitors.

Consumer preferences for low-price juice products and the volatility of certain raw materials required for juice production may cause our profit margins to decline and have a material adverse effect on our results of operations.

The juice market in Russia is very competitive, with over 20 significant brands in three fairly distinct price tiers, and various private label offerings. This competition can sometimes cause downward pressure on the prices of juice products. With the exception of price adjustments made to compensate for raw material inflation, price increases in rubles are relatively rare.

In terms of raw materials, most juice concentrate and sugar are international commodities that are normally denominated in U.S. dollars or euro. Over 2005, 2006, and 2007, in line with general international economic growth, prices for these commodities increased significantly year on year. Prices stabilized towards the end of 2008, and the price of juice concentrates slightly declined in 2009. However, as many national economies are showing signs of a return to economic growth, we believe that raw material prices are more likely to increase in the near term. While a return to economic growth may favorably affect revenue, it could also lead to sustained increases in raw material prices, which could put pressure on the gross profit margins of our juice products and, consequently, adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a material adverse effect on our business and results of operations.

Railway and ground transportation are our principal means of transporting supplies and juice and water products to our facilities and customers. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2007, 2008 and 2009. In addition, the uncertainty surrounding oil prices has lead to increased instability and unpredictable fluctuations in fuel and transportation costs.

The Russian government is actively considering plans to reorganize and/or privatize the nation’s railway system. Any such reorganization or privatization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve the railway system. Any significant increases in railway transport costs may lead to a decrease in our profit margins and have a material adverse effect on our business, financial condition and results of operations.

Our inability to develop and maintain awareness of new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business strategy contemplates our entry into new product categories, the development of new products and marketing new brands in existing product lines with the aim of increasing our market share and revenues. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to introduce and offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences or to successfully develop new brands, products and product categories could negatively affect our expansion strategy and could significantly inhibit our future growth and profitability.

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

Furthermore, our ability to attract new consumers and retain existing consumers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company, our shareholders and affiliates or our products could negatively affect this brand image, which could lead to loss of market share and revenues.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media advertising environment, our operational results will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases or shortages of packaging and raw materials could have a material adverse effect on our results of operations. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk, sugar and concentrate prices during 2006, 2007 and 2008. While raw milk prices declined for most of 2009, they increased significantly at the end of the year. Sugar prices increased in 2009 and although juice concentrate prices decreased in 2009, we cannot guarantee them not to increase in the future. A substantial amount of our packaging and raw materials are denominated in euro and/or U.S. dollars. As a vast majority of our revenues are denominated in rubles, depreciation in the ruble against the euro and/or U.S. dollar cause our packaging and raw material expenses to increase.

Our success also depends on our continued ability to be an effective advertiser in the Russian market. We experienced significant media inflation over several years through 2008. As a result of the economic downturn, media inflation decreased in 2009 by 14% on national television channels and by 20% on regional television channels and we do not expect any significant increase of media inflation in 2010. However, we believe that future improvement in the economic climate will lead to a general increase in advertising and a return to growth in media inflation.

A substantial increase in the prices of any of packaging, raw materials or advertising, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on Our Company—B. Business—Business Overview.”

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

Depreciation of the ruble may also hamper our ability to acquire new equipment, as this equipment is often priced in U.S. dollars or euros and, as a result, may become prohibitively expensive. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

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

In 2007, we experienced significant increases in the raw-milk purchase price. The average weighted raw-milk purchase price paid by us increased in ruble terms by approximately 14% in 2005, 7% in 2006 and 64.8% in 2007. The price increases were due, in part, to droughts in Australia and New Zealand, the world’s largest suppliers of dry powder milk, and due to an increase in demand for milk products in such densely populated countries as China, Indonesia, Algeria and a number of other countries in Asia and Africa. The unprecedented increase in the price of raw and dry milk adversely affected our dairy profit margin in 2007, and continued increases in raw milk prices could further reduce our profitability. Throughout 2008, however, raw milk prices remained relatively stable. In 2009 the average raw milk price decreased by 12% compared to 2008. However, towards the end of 2009 we saw a sharp increase in the price of raw milk compared to the latter part of 2008. The shortage of high quality raw milk, coupled with raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information” for additional information.

The Russian government has the power to regulate the prices for goods of social significance, including food products that we make.

The Russian government has established a list of basic food products that are deemed to have “social significance,” and federal and regional authorities have the authority to regulate the prices of these products.  The list includes dairy products such as certain types of milk and kefir. Following the rapid growth of raw-milk prices during 2007, the Russian government entered into a voluntary agreement with various food producers and large retail chains in October 2007 in order to “lock-in” prices for certain types of milk, kefir and sour cream. In January 2008, this agreement was extended with prices fixed at the January 2008 level until May 1, 2008 and was not thereafter extended. In February 2010 a new trade law came into force stipulating that in cases where the price of a product of social significance increases by 30% or more within a 30 day period, the federal government has the right to set a maximum price for such product for a 90 day period. Although the voluntary agreement with the Russian government in 2007 and 2008 did not significantly impact our results of operations as we were still able to freely set the prices for the vast majority of our products, and we have not yet been affected by the new trade law any future price regulations by the Russian government of milk or food products that we produce may materially adversely affect our business, financial condition and results of operations.

In the event that the Moscow City Government was to reduce significantly the prices or the amount of products it purchases from our babyfood business, then our revenues and profits from this business could be reduced.

In 2007, 2008 and 2009, babyfood purchases by the Moscow City Government comprised approximately 26.0%, 18.3% and 17.3% of the total sales of our babyfood segment, respectively. We supply these products to the Moscow City Government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow City Government was to reduce significantly the purchase price or the amount of products it purchases from our babyfood business, and we were unable to find alternative purchasers, then our revenues and profits from this business would suffer, which could have a material adverse effect on our financial condition and results of operations.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery stores and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing levels and seek an increase in promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, there has been increased merger activity among some of Russia’s supermarket chains in recent years, which further strengthens the negotiating leverage in their dealings with us. Although we have not yet experienced any material adverse effect on our business, financial condition and results of operations as a result of these mergers, we cannot guarantee that we will not experience adverse consequences in the future. A number of large Western retailers, such as German retailer Metro and French retailer Auchan, have also opened stores in our markets, which will put further pressure on prices.

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

On February 1, 2010, the Federal Law “On the framework of state regulation of trading activities in the Russian Federation,” or the Trade Law, came into force. The Trade Law introduces a number of new requirements in respect of manufacturers, distributors and chain retailers in the sphere of food products that may significantly affect our operations. These requirements include, among other things, a prohibition on unfair competition and other discriminatory activities, requirements relating to the content and terms of supply agreements, as well as provisions regarding the regulation of prices and retail margins by Russian governmental authorities. In particular, according to the Trade Law, the federal government can, under certain circumstances, set the maximum retail prices for food products of “social significance” within the territory of one or more regions of Russia for up to 90 days.  See “—The Russian government has the power to regulate the prices for goods of social significance, including food products that we make.”

Provisions of the Trade Law may also necessitate the revision of our agreements with distributors and chain retailers on conditions that may be less favorable to us. For example, the Trade Law limits the remuneration paid under supply contracts by suppliers to distributors or retail chains in the form of bonuses for marketing, promotional and similar activities to a maximum 10% of the price of the acquired food products and prohibits the payment of bonuses for products of social significance altogether. These new restrictions will require us to revise our remuneration structure, although we do not expect it to affect our company significantly. The Trade Law also requires that we, retailers and distributors disclose on our websites, or make available on demand our main supply conditions, including the material terms of supply contracts. These requirements may hinder our ability to negotiate with retailers which, in turn, could lead to increased costs and/or a reduction in our turnover, competitiveness and profitability and have a material adverse effect on our business, financial condition and results of operations.

Although the Trade Law also contains provisions that may positively affect our relations with chain retailers, including new restrictions on retailers’ ability to charge suppliers for the opportunity to supply new store locations and modifying the range of products supplied, it is too soon to predict the overall impact of the new law.

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

Additionally, although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2008 and 2009 we did not incur material capital expenditures for environmental controls. For a more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

If transactions of members of our group of companies and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members.

Members of our group, or their predecessors-in-interest, at different times took a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, meetings of the group members’ governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions and our corporate decisions, restrictions on voting control or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

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

Our inability to maintain an adequate management information system may have a material adverse effect on our business, financial condition and results of operations.

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

As of April 20, 2010, we had 81 pending trademark applications in Russia and 28 pending trademark applications abroad. We are also in the process of contesting the rejection of the registration of a number of our trademarks in countries outside of Russia. If trademark status is not granted to the brands included in our pending applications, we will have limited ability to defend these brand names or images from use by others, significantly reducing the value of any advertising using these brand names or images. This will negatively affect our marketing plans for the products that utilize these brand names or images, and may require us to develop a different marketing approach for these products, resulting in increased advertising expenses and materially adversely affecting our financial results. See “Item 4. Information on Our Company—B. Business Overview—Current Operations—Trademarks and Patents.”

If we are unable to obtain adequate funding, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital investment plans, excluding expenditures for acquisitions, we invested approximately $192.7 million in 2007, $195.3 million in 2008 and $121.8 million in 2009. We spent approximately $21.8 million in 2007 on acquisitions and approximately $3.3 million in 2008 and $2.3 million in 2009 in order to buy out noncontrolling interests. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

•                  a lack of external financing sources;

•                  changes in the terms of existing financing arrangements;

•                  slower than anticipated growth in demand for our products;

•                  slower than anticipated revenue growth;

•                  regulatory developments; or

•                  a global economic slowdown and, in particular, deterioration in the Russian economy and economies of other countries we operate in, particularly Ukraine and Kazakhstan.

To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADSs or other depositary receipts due to Russian securities regulations, which, until 2005, generally provided that no more than 40% of a Russian company’s shares may be circulated abroad through depositary receipt programs. This limitation was subsequently decreased to 30% in 2008 and further decreased to between 5% and 25% (depending on the type of issuer) in 2009. Our ADS and GDS programs together account for 40% of our outstanding shares (this amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, results of operations and prospects.

We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.

As of April 20, 2010, to our knowledge, approximately 43.0% of our outstanding common stock was owned by our founding shareholders. This group has acted in concert since our establishment and, since 1997, pursuant to a Partnership and Cooperation Agreement, amended and restated on January 16, 2002, which requires the parties to vote the same way. This group continues to be bound by this agreement to vote as a block until any member of the group elects to withdraw from the agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of our shareholders.

If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, as long as the group continues to hold, directly or indirectly, a controlling stake in our shares and act in concert pursuant to the Partnership and Cooperation Agreement, they will have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and the appointment of a majority of directors and removal of directors. The group will also be able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, proposed reorganizations and substantial asset sales or other major corporate transactions. Thus, the group may be able to take actions that may conflict with the interest of holders of our ADSs.

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

As a result of this law, the amount of available advertising time decreased. In turn, the reduction in available advertising time led to increased costs to advertisers for purchasing advertising time due to an increased demand for available time slots and a drive by media outlets to recover their losses from the decreased volume of advertising time they are permitted to sell. We are among Russia’s top advertisers.

According to Gallup, we were the tenth largest advertiser in 2007 and 2008, and the seventh largest in 2009. In 2007, 2008 and 2009, over 50% of our advertising expenditures related to television advertisements. At the same time, media inflation in Russia has been significant in recent years, exceeding 35% in 2006 and 50% in 2007 and 2008. Although media inflation decreased in 2009 and we do not expect significant increases in 2010 due to the recent economic downturn, any substantial increase in the future may lead us to decrease our television advertising which, consequently, could have a material adverse effect on our business, financial condition and results of operations.

In the event that deficiencies or ambiguities in privatization legislation are successfully exploited to challenge our ownership in our privatized subsidiaries and we are unable to defeat these challenges, we risk losing our ownership interest in the subsidiaries or their assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our business includes a number of privatized companies in Russia and other countries of the former Soviet Union, and our acquisition strategy will likely involve the acquisition of additional privatized companies. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992, that granted to the Moscow City Government the right to adopt its own privatization procedures, were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially affect our business and results of operations. In particular, we own a substantial number of our other subsidiaries through Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant), which was privatized in 1995. As Wimm-Bill-Dann constitutes the majority of our production capacity, its loss would materially adversely affect our, business, financial condition, results of operations and future outlook.

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested-party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge. Additionally, of the 98.6% of Wimm-Bill-Dann which we own, 15% was acquired in a separate investment tender held by the Department of State and Municipal Property of the Moscow City Government. Under the legislation governing such tenders, a tender is not valid unless at least two participants submit bids. In the investment tender for Wimm-Bill-Dann, the only two participants were entities which were under common control, an arguable violation of this requirement. In the event that the Russian government authorities were successfully to maintain that this tender was not duly held since the participants were under common control, we could lose 15% of our stake in the Lianozovsky Dairy Plant, materially adversely affecting our results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group.

For example, in Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or liquidate. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as compensation of any damages.

The existence of negative assets may not accurately reflect the actual ability of a company to pay debts as they come due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to fully comply with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

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

The implementation of new federal or local government policies or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our profits, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted in 2001 subjected juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted in 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

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

In December, 2008, new technical regulations for all dairy products, including drinking milk, fermented dairy products, cheese, butter, margarine, yogurts and dairy desserts came into force. The legislation mandates that products labeled as “milk” should not contain any dry milk, vitamins, or minerals. Any drinking milk that contains these ingredients must be labeled as “milk product” or “milk drink”. We have sought to comply with the new rules and have changed our supply and production processes in accordance with them. For example, we included clauses in our supply contracts that the milk supplied must be in compliance with all of the requirements of these new regulations. Accordingly, we have also made changes to our packaging labels. While we believe that we are in compliance with these new requirements, we cannot guarantee that the relevant regulatory authorities will judge us to be in compliance with these new labeling requirements. In addition, as the regulation applies stricter requirements to raw milk, this may lead to price increases in our raw-milk supply costs which we may not be able to pass on to our customers and consequently have an adverse effect on our results.

In addition, a new federal law, “On the technical regulation of juice production from fruits and vegetables,” came into force in April 2009. The new regulations provide a definition for juices and nectars, define the level of concentration of juice in finished products, define types of juices and nectars, establish a list of food supplements that can be added into juice products and indicate the maximum permissible concentration of these supplements in juice products. The law also sets requirements for the packaging of juice products and information that is required to be disclosed on the packaging of juice products as well as other requirements for juice producers and equipment. All juice products must now be certified according to Russian standards and it is prohibited to sell juice products in Russia without such certification. While we believe that we are in compliance with these new requirements, we cannot guarantee that the relevant regulatory authorities will judge us to be in compliance with these new requirements. We also cannot predict how these new requirements will influence prices on the juice market and, consequently, any potential negative effect on our results.

We are also subject to the Trade Law that came into force in February 2010, which increases the regulation of manufacturers and retailers and their pricing policies.  See “—Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.”

From February 15, 2010, food producers are no longer required to obtain certification of their food products, and can instead notify the relevant government regulators regarding their products and production process.

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

Increased domestic production by our foreign competitors could reduce our competitive advantages and have a material adverse effect on our market share and results of operations.

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

Under Russian legislation, FAS may categorize a company controlling over 50% of a market, or otherwise able to control the market conditions, as a dominant force in such market. Companies controlling over 35% are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area.

Our babyfood business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Our Moscow-based subsidiary, Moscow Baby Food Plant was included on the list of entities holding dominant position in the Moscow region baby food market. In 2007, we merged Moscow Baby Food Plant into our Moscow-based subsidiary Wimm-Bill-Dann and received all requisite approvals from FAS for such merger. Although Moscow Baby Food Plant no longer exists, it remains on the list of entities holding dominant position in the Moscow region baby food market. Wimm-Bill-Dann, however, has not been categorized by FAS as entity holding dominant position in the Moscow region babyfood market. Any future ruling that Wimm-Bill-Dann or any of our other businesses are a monopoly could result in the regulation of our prices and restrictions on our commercial activities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Regional divisions of FAS have undertaken inspections of our operations in Omsk, Voronezh, St. Petersburg, Krasnoyarsk, Ufa and Moscow.

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

The investigation in St. Petersburg resulted in a number of antimonopoly and administrative proceedings in which the St. Petersburg regional FAS alleged that we were engaging in unwarranted price increases for our finished products and purchasing raw milk at below-market levels, and we were assessed fines totaling $1.0 million. The investigation in St. Petersburg resulted in four antimonopoly litigations and four administrative litigations based on two of the abovementioned antimonopoly proceedings. One of the antimonopoly proceedings was ended by the St. Petersburg regional FAS. We successfully contested these claims and, as of the date of this document, there are no remaining FAS claims pending in St. Petersburg.

In Krasnoyarsk, the regional FAS requested that we provide information on the price at which we purchased raw milk. However, this request did not result in any further investigation or proceedings against us. In March 2009, the regional FAS in Ufa initiated a claim against our local branch following an investigation alleging that certain terms of our form distribution contract violated anti-competition provisions of Russian antimonopoly legislation. We successfully contested this claim.

In July 2009, the regional FAS in Moscow initiated two claims against us and our competitors Ehrmann, Danone and Campina alleging collusion among the producers to drive down the prices for raw milk in the Moscow region. These claims are currently pending.

In addition, in 2009, the Moscow Northern Administrative District commenced a social support program under which it sought to set prices for certain food products of social significance. In November 2009, Moscow FAS initiated a claim against us alleging that we acted in concert with the Moscow Northern Administrative District to establish monopoly prices. We believe these claims to be without merit, as we did not take part in the social support program, nor did we sell our products to the retail stores that took part in this program or influence the pricing policy of these stores. The litigation is currently pending.

We have also been subject to investigations by federal FAS.

In June 2008, FAS initiated an investigation into dairy producers, including us, connected with a decline in raw milk prices seeking to determine whether there was any collusion among milk producers to drive down the prices paid to suppliers. We believe this decline was due to seasonal factors and we anticipate that we will be requested by FAS to disclose detailed information regarding our raw milk purchasing prices. Although we believe that we have complied with regulations on the procurement of raw milk, FAS may find otherwise, and our business and financial condition could be adversely affected.

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

As we continue to make these acquisitions and consolidate our businesses, we may at times reach ownership thresholds triggering a legal requirement to engage in tender offers. According to the Federal Law on Joint Stock Companies a person purchasing a 30%, 50% or 75% or greater stake in an open joint-stock company is required to undertake a tender offer for the remaining shares at a price not less than the acquisition price of the respective stake. Pursuant to this requirement, in 2007 we bought a 4.71% stake in Ochakovo Dairy Plant for a cash consideration of $3.3 million and 0.60% of ordinary shares and 1.16% of preferred shares in Nazarovo Dairy Plant for a cash consideration of approximately $0.4 million for both stakes, a 33.51% stake in Obninsk Dairy Plant for a cash consideration of $11.9 million and a 13.24% stake in Angarsk Dairy Plant for cash consideration of $0.8 million.

Although we are and strive to be in compliance with all regulations related to consolidation, we cannot guarantee that some of our minority shareholders may not bring claims against us. See “Item 4. Information on Our Company—A. History and Development” for a description of our subsidiary mergers in 2009 and 2010.

Failures or alleged failures to comply with quality regulations may adversely affect our results and harm our reputation of high quality food and beverages producer

Product safety is an inherent risk for all food and beverage producers. We pay additional attention to safety given the short shelf life of our dairy products and given our target consumers, especially babies and infants. Our key subsidiaries are ISO certified. Nevertheless, we cannot always foresee hidden defects of our production equipment or raw materials, gross negligence, acts of violence or other occurrences beyond our control. We are also exposed to product liability claims should the consumption of our products result in illness, injury or death. Hence, we cannot guarantee that never in the future will we be the subject to material product liability losses. Although we are insured against product liability, such coverage may be insufficient at the event of the claim. In addition, should any of our products be found unsuitable for consumption, we may be required to recall them. Any problems linked to quality of our products may adversely affect our reputation and operating results.

Although we are doing our best to comply with all environmental regulations we can not guarantee that we may not breach any of such regulation in the future.

Russia has many environmental laws, however current enforcement is lax.  This is a growing area of regulation and concern in many countries based upon both governmental action and non-government organizational (NGO’s) pressure.   WBD has reduced significantly water usage in production and today generates significantly less waste water per unit produced.   We are also exposed to environmental liability claims in the event that we will not comply with environmental regulations; we cannot assure you that we will not experience any material environmental liability losses in the future. Any breach of environmental regulations may lead to fines or suspension of our activities that may lead to adverse affect on our results. Moreover breach of environmental regulations may lead to reputational risks.

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

We do not carry any special type of insurance coverage of such liabilities as ammonia leakage and/or explosion.  Although we maintain insurance coverage for such risks, such coverage may be insufficient in the event of a claim. For more detailed discussion of our insurance coverage see “Item 4. Information on Our Company—B. Business Overview—Insurance.”

Risks Relating to Our Financial Condition

We may be adversely affected by the current economic environment.

As a result of the recent economic downturn, decreased prices for major export commodities (including oil and metals) and other macro-economic challenges currently affecting many of the economies in which we operate, our consumers’ disposable incomes and our vendors’ cash flows may be adversely impacted. Consequently, customers may modify or decrease their consumption of our products and our equipment, raw material and packaging material vendors may significantly increase their prices. A decline in consumption or material changes in pricing or financing terms for our purchases of equipment, raw material and packaging may have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.

Over the past few years turmoil in the international credit markets, the recession in the United States and several major European economies and the collapse or near collapse of several large banks and financial services companies in the United States and United Kingdom have resulted in increased volatility in the securities markets in the United States and across Europe, including Russia. In addition, many financial market indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008.Although these markets returned to growth in 2009 and thus far in 2010, they have not yet reached pre-crisis levels. Continued volatility in the United States, European and/or Russian securities markets stemming from these or other factors may continue to adversely affect the price of our shares and ADSs.

The downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolving credit facilities, issuing debt and raising capital generally. These difficulties may negatively impact our ability to obtain financing on commercially reasonable terms and the level and volatility of the trading price of our shares and ADSs, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation and the Russian Ministry for Economic Development has forecasted inflation to reach between 6.5% and 7.5% in Russia in 2010*. As we may experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including our $250 million syndicated loan that we received in 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including our $250 million syndicated loan agreement and any of our other senior-debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial condition and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to accelerate our debt repayment in the event of deterioration in our financial condition.

* According to the Russian Ministry of Economic Development updated forecast for 2010.

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

We have outstanding indebtedness primarily consisting of our $250.0 million syndicated loan agreement, bank loans and obligations under equipment financing. As of December 31, 2009, our consolidated total debt was approximately $523.9 million, of which $21.6 million was secured by equipment. Our interest expense for the year ended December 31, 2009 was approximately $33.5 million, net of amounts capitalized.

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

Our ability to service, repay and refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under and acceleration of our other indebtedness. We may also need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt-service obligations. The recent global financial crisis and the highly volatile financial markets may materially adversely affect our ability to access the capital and credit markets at a time when we would like or need to do so, which could have an impact on our ability to refinance maturing debts and/or react to changing economic and business conditions. See also “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Ruble depreciation could increase our hard-currency-denominated costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

Over the past 15 years, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. The ruble significantly depreciated against the U.S. dollar in 2008 as a result of the global financial crisis, depreciating from 24.55 rubles per one U.S. dollar on January 1, 2008 to 29.38 rubles per one U.S. dollar as of December 31, 2008. The ruble/U.S. dollar exchange rate continued to be volatile in 2009, with a low of 36.43 rubles per one U.S. dollar on February 19, 2009 and a high of 28.67 rubles per one U.S. dollar on November 17, 2009. Although the exchange rate has been more stable in 2010, generally trading within a range of 29-30 rubles per one U.S. dollar, it may return to greater volatility in the future. The ruble has also depreciated against the euro. The euro/ruble exchange rate on January 1, 2009 was 41.43 rubles per one euro, as compared to 43.46 rubles per one euro on January 1, 2010.

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

A majority of our capital expenditure and liabilities and borrowings are denominated in various foreign currencies. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with our financial ratios or timely fund cash payments on our indebtedness. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment.

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

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could materially adversely affect our business and results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. As a result of the current economic downturn, we face an increased risk that our customers and/or debtors may refuse to or to be unable to comply with their payment obligations. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could materially adversely affect our business and results of operations.

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

We have used various initiatives to reduce our tax burden and several of our tax initiatives have been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged methods similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax deemed underpaid and related interest and penalties. These losses could have a material adverse effect on our financial condition and results of operations. See also “—The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition and results of operations.”

Failures or alleged failures by our suppliers to comply with their tax obligations may negatively affect our ability to recover VAT and increase our tax liabilities.

In 2006, the tax authorities found some suppliers dealing with certain of our subsidiaries (Moscow Babyfood Plant, Trading Company Wimm-Bill-Dann, Wimm-Bill-Dann and Ochakovo Dairy Plant) to be negligent in complying with their tax obligations. Specifically, the tax authorities claimed, among other things, that these suppliers were, in some cases, not registered as taxpayers, have not provided tax returns and/or not paid their taxes in full or at all. Although our subsidiaries perform extensive due diligence on each of their suppliers, they are not able to scrutinize thoroughly every aspect of each supplier’s business, including whether the supplier is in full compliance with respect to its tax duties. As a result of these alleged breaches by certain of our suppliers, the tax authorities have refused to reimburse VAT paid by our subsidiaries in an amount totaling approximately $1.0 million for services rendered and goods provided by such suppliers. They also refused to discount profit tax paid by our subsidiaries to the budget from the amounts under transactions with such suppliers. We challenged the tax authorities’ refusal to reimburse VAT to Ochakovo Dairy Plant and Trading Company Wimm-Bill-Dann in four separate law suits and, in each instance the court ruled in our favor.

Failures or alleged failures by our suppliers to comply with their tax obligations may also lead to claims against us from the tax authorities. For example in 2007, Trading Company Wimm-Bill-Dann received a demand from the tax authorities to pay taxes that were reimbursed to us in the aggregate amount of $0.5 million based on the decision by the tax authorities that our supplier was negligent in paying its tax obligations. We filed a court claim seeking to invalidate this claim. Although the court ruled against us in the first two instances, it has partially invalidated the tax claim. We further appealed the decision to the Constitutional Court of the Russian Federation, which declined consideration of the matter.

In 2008, the Russian tax authorities carried out an audit of Wimm-Bill-Dann OJSC for fiscal years 2004 through 2006 and found some of our suppliers negligent in paying or complying with their tax obligations. As a result, the authorities demanded that we reimburse VAT and income tax in the aggregate amount of approximately $7.8 million. In November 2008, we appealed this decision to higher tax authorities and in the court of first instance. The higher tax authorities partially invalidated these claims and reduced the total claims to approximately $2.0 million. In March 2010, the court of first instance upheld claim of tax authorities in the amount of $2.0 million. We plan to appeal this ruling.

The Moscow Regional service of the Russian Interior Ministry launched an investigation against us in December 2008 for alleged tax code violations. We believe that this investigation was based on the audit and assessment by the Russian tax authorities for the fiscal years 2004 through 2006, described above. As we believed that there to be no legal basis for the investigation, we lodged an appeal with the Moscow City Prosecutor’s Office and the investigation was ended in December 2009 with no charges brought. Although we continue to provide the results of due diligence carried out on our suppliers to the relevant Russian authorities, we cannot exclude the possibility that some of these suppliers will be found to have been negligent by the tax authorities.

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

In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including exposure to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the CBR requirements. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. The Russian government and the CBR provided financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. This may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

There is currently a limited number of sufficiently creditworthy Russian banks and few ruble-denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. Another banking crisis or the bankruptcy, or insolvency of the banks from which we receive or with which we hold our funds, could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

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

In 2009, a number of draft amendments to the transfer pricing legislation were announced which, if implemented, would considerably toughen the existing law and bring it more in line with international transfer pricing rules. The implementation proposed changes are expected, among other things, to effectively shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices. If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations.

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

The ability of investors to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, under Russian securities regulations, no more than 25% of a Russian company’s shares, and no more than 5% with respect to strategically important companies may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the new lower threshold does not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

Because our ADS program is regularly at or near capacity, purchasers of our shares may not be able to deposit these shares into our ADS facility, and ADS holders who withdraw the underlying shares from the facility may not be able to re-deposit their shares in the future. As a result, effective arbitrage between our ADSs and our shares may not always be possible. Our shares are listed and trade on the Russian Trading System Stock Exchange, or RTS. Due to the limited public free float of our common stock, the public market for our shares is significantly less active and liquid than for our ADSs. The cumulative effect of these factors is that our shares may from time to time, and for extended periods of time, trade at a significant discount to our ADSs.

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

The market price of our ADSs experienced, and may continue to experience, significant volatility.  The closing price of our ADSs on the New York Stock Exchange ranged from a low of $13.68 to a high of $144.40 per ADS in 2008, and a low of $24.24 to a high of $95.00 per ADS in 2009 (or $6.06 to $23.83 following the ADS split that took effect on November 17, 2009 changing our ordinary share to ADS ratio from 1:1 to 1:4).

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•                  periods of regional or global macroeconomic instability;

•                  variations in our operating results and those of other food and beverage companies;

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

•                  general economic conditions within our business sector or in Russia; and

•                  the impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

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

The lack of a developed share registration system in Russia may result in improper recording of the ownership of our shares, including the shares underlying the ADSs.

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

Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Most notably, following the Russian government’s default on its ruble-denominated securities in August 1998, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in the immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a substantial decline in the prices of Russian debt and equity securities, and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the subsequent near collapse of the Russian banking sector, with the termination of the banking licenses of a number of major Russian banks. This crisis had a severe impact on the economies of Russia and the other CIS countries.

While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. In October 2008, Standard & Poor’s revised the outlook on its long-term sovereign credit rating for the Russian Federation from “stable” to “negative,” citing Russia’s risk of recording a deficit by 2009, but revised the credit rating to “stable” again in December 2009. The recent economic downturn, as well as any future economic downturns or slowdowns in Russia or the other CIS countries where we operate could lead to decreased demand for our products, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition and results of operations. In particular, the recent economic crisis has led to a managed devaluation of the ruble creating a significant decline in Russia’s gold and foreign currency reserves.  In addition, the Russian economy is experiencing decreased production of goods and services, a fall in consumer demand and a decline in real wages. The decline in global prices for raw materials and commodities, especially oil and natural gas, has weakened the government’s finances and may lead to a budget deficit and a decrease in Russia’s GDP.

The physical infrastructure in Russia is in poor condition, which could disrupt our normal business activities.

The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past two decades. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in a Moscow power substation, built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted electric ground transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. In addition, the road conditions throughout Russia are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

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

Deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs

Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, a significant armed conflict erupted between Russia and Georgia over the separatist regions of South Ossetia and Abkhazia, culminating in Russia’s recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years. The possible accession by Ukraine and Georgia to the North Atlantic Treaty Organization is also a significant source of tension between Russia and these countries.

The conflicts between Russia and these and other former Soviet republics have, in some instances, also strained Russia’s relationship with the United States and the European Union which, at times, has negatively impacted Russia’s financial markets. The emergence of new or escalated tensions between Russia and other former Soviet republics could further exacerbate tensions between Russia and the United States and the European Union, which may have a negative effect on the Russian economy and our ability to obtain financing on commercially reasonable terms. Any of the foregoing circumstances could also have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in a significant dislocation of authority. Both the local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our business, financial condition, results of operations and the value of the shares and ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our business, financial condition, results of operations and prospects.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest, particularly during economic downturns. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•                  inconsistencies between and among the Constitution, federal and regional laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•                  conflicting local, regional and federal rules and regulations;

•                  the lack of judicial and administrative guidance on interpreting legislation;

•                  the relative inexperience of judges and courts in interpreting legislation;

•                  the lack of independent judiciary;

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

Our failure to comply with existing laws and regulations or the findings of government inspections or to obtain all approvals, authorizations and permits required for our operations may result in the imposition of fines or penalties or more severe sanctions, including the suspension, amendment or termination of our permits, requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results. See “Item 4. Information on Our Company—B. Business Overview—Regulation.”

Additionally, under relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions may include civil and administrative penalties applicable to a company and/or its officers. Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for violations relating to waste disposal. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results could be materially adversely affected.

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

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct capital markets transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

The judiciary’s lack of independence, its relative inexperience and occasional abuse of discretion and the difficulty in enforcing court decisions could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be guaranteed. The court system is underfunded and judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. In addition, the Russian judicial system can be slow or unjustifiably swift, and enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

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

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, financial condition and results of operations.

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

On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of “unjustified tax benefit,” which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the re-characterization of the transaction. Although there has been little further guidance on the interpretation of this concept by the tax authorities or courts, the tax authorities have actively sought to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, the tax authorities may seek to apply this concept in a broader sense.

Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, during the eligible three-year period by a superior tax authority. In addition, on July 14, 2005, the Constitutional Court of the Russian Federation, or the Constitutional Court, issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year term. There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and/or prospects.

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

Anti-crisis tax measures were adopted in 2008 to help businesses. Such measures include, among others, the reduction of the corporate income tax rate from 24% to 20% starting from January 1, 2009, the acceleration of tax depreciation and the increase in interest expense deductibility thresholds.

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

Item 4. Information on Our Company

A.            History and Development

We trace our history back to 1992, when a group of individuals formed an enterprise which began leasing a production line at the Lianozovsky Dairy Plant in Moscow and purchasing juice concentrates and packaging materials. On November 25, 1992, we produced the first carton of juice carrying the Wimm-Bill-Dann brand name. We selected this brand name to attract consumers who preferred products with foreign-sounding names due to their perceived higher quality and novelty and, since its introduction; the “Wimm-Bill-Dann” name has become a brand name recognized in the majority of Russian households.

In order to take advantage of the opportunities arising from the privatization of Russian state-owned assets, our founding shareholders began acquiring shares in the Lianozovsky Dairy Plant in Moscow, and continued to expand their juice production business. Following their acquisition of a majority stake in the Lianozovsky Dairy Plant in 1995, they added dairy products to the portfolio, thus becoming a dairy and juice producer. Our growth has been accomplished, in part, through significant acquisitions, including the following:

•                  From 1995 through 1999, we acquired majority control of the Lianozovsky Dairy Plant (renamed as Wimm-Bill-Dann in 2006) and majority stakes in the Moscow Babyfood Plant, the Tsaritsino Dairy Plant and the Ramenskiy Plant (renamed as Wimm-Bill-Dann Beverages in 2007).  We also began to expand into regions outside Moscow, acquiring dairy plants in Novosibirsk, Nizhny Novgorod and Vladivostok.

•                  From 2000 through 2002, we acquired controlling stakes in dairy plants in Ufa, Samara, Belgorod, and the Krasnodar region in Russia, as well as dairy plants in the cities of Kiev and Kharkov in Ukraine and in Bishkek, Kyrgyzstan. We also acquired controlling stakes in a production site in Tula, Russia, a large warehouse complex in the Moscow region and a dried milk plant in Buryn, Ukraine. In addition, we acquired 100% interests in dairy plants in the Altaisky and Voronezh regions of Russia and in the Roska Dairy Plant (renamed Baltic Milk in 2004) in St. Petersburg.

•                  From 2003 through 2005, we acquired a 100% interest in Siberian Cheese, a refrigeration and warehousing facility in Novosibirsk adjacent to our principal Siberian dairy production facility. We also expanded into the water business with our acquisition of companies controlling underground wells in the Essentuki area of Russia and a water processing and bottling factory that produces “Essentuki” brand mineral water, as well as our purchase of the Essentuki Mineral Water Plant at CMW (Caucasian Mineral Waters) in the town of Essentuki in the Stavropol region. We also acquired several raw milk production companies, including Atamanskoe farm, Plemzavod Za Mir i Trud, Zavety Ilyicha and Trud Farms. In addition, we acquired the Obninsk Dairy Plant in the Kaluga region, the Kursk Babyfood Plant in the Kursk region, Nazarovskoe Milk in the Krasnoyarsk region and Pervouralsk City Dairy Plant in the Sverdlovsk region.

•                  From 2006 through 2008, we acquired the Surgut City Dairy Plant in Western Siberia; the Omsk-based dairy producer Manros-M; and Georgian Foods based in Tbilisi, Georgia. We also acquired controlling stakes in Moscow-based dairy producer Ochakovo and Angarsky Dairy Plant (MOLKA), one of the largest dairy enterprises in Irkutsk region.  In addition, we increased our aggregate ownership in the Moscow Babyfood Plant to 97.3% and our aggregate ownership in WBD Beverages to 100%.

We continue to incur capital expenditures in order to improve our production facilities and office infrastructure. We incurred capital expenditures in the amount of $121.8 million, $195.3 and $192.7 million in 2009, 2008 and 2007, respectively.  We also incurred $2.6 million, $3.3 million and $21.8 million in 2009, 2008 and 2007, respectively for acquisitions of stakes from non-controlling interests.

Our operations are currently organized into three separately reported segments: dairy, beverages and babyfood, all operating under the umbrella of our holding company, Wimm-Bill-Dann Foods OJSC, which was incorporated on May 31, 2001. In addition, at the end of 2004, we created a separately managed non-core business unit called “Agro” for the purpose of buying and managing a select number of dairy farms in certain Russian regions. Agro is currently reported as part of our dairy division.

In order to improve our corporate structure and management, as well as to reduce our expenses, we merged 14 of our subsidiaries (Tsaritsino Dairy Plant, Ufa Dairy Plant, Siberian Milk Dairy

Plant, Rubtsovsk Dairy Plant, Siberian Cheese Plant, Nizhny Novgorod Dairy Plant, Baltic Milk Dairy Plant, Nazarovo Dairy Plant, PAG Rodnik, Pervouralsk Dairy Plant, Kursk Baby Food Plant, Moscow Baby Food Plant, Timashevsk Dairy Plant and Vladivostok Dairy Plant) in 2007 into Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant). In 2008 we merged nine additional subsidiaries into Wimm-Bill-Dann (Surgut Dairy Plant, Ochakovo Dairy Plant, Obninsk Dairy Plant, Pavlogradsky Dairy Plant, Krutinsky Dairy Plant, Angarsky Dairy Plant (MOLKA), Anna milk, SP Julia and Va-Bank-2000).

We completed our initial public offering on February 14, 2002 and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “WBD.” Until November 17, 2009 each ADS represented one underlying share of our common stock. On November 17, 2009, a ratio change took effect whereby the ratio of ADSs to common stock was changed to four ADSs per one underlying share of common stock.

According to Standard & Poor’s global scale, our corporate credit rating is BB-, and Moody’s Investors Service ranks our Corporate Credit rating as Ba3. In 2009 Standard & Poor’s Governance Services reconfirmed our Governance, Accountability, Management Metrics and Analysis (GAMMA) score 7+, which is the highest score in Russia.

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

B. Business Overview

We are one of Russia’s largest manufacturers of food and beverage products. Our reportable business segments in 2009 were dairy, beverages and babyfood. In 2009, the dairy segment accounted for 70.2% of our sales, the beverages segment, which includes juice and bottled mineral water, accounted for 18.6% of our sales and the babyfood segment accounted for 11.2% of our sales.

Since our founding in 1992, we have become the market leader in Russia in the dairy and babyfood markets as well as one of the market leaders in the juice market. In the dairy market, according to an AC Nielsen Dairy Study of 24 major cities, including Moscow and St. Petersburg, or the AC Nielsen Dairy Study we were the market leader at the end of 2009 with a 29.6% market share in value terms. In the Russian juice market, according to a Business Analytica survey of Russia as a whole, we had a 20.5% market share in value terms at the end of 2009 and we are currently among the top-three Russian producers of juice and nectars. In the babyfood market, according to Middle East Marketing Research Bureau (MEMRB), we had an 18.1% in value terms at the end of 2009. In 2009 we successfully entered the children’s segment with product offerings for children aged between four and nine years old.

We currently have 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia as well as distribution centers in 40 cities throughout Russia and the CIS. During 2009, we employed, on average, 16,299 people.

We offer our consumers a full range of quality branded dairy, juice, water and babyfood products, using carefully selected raw materials, modern production technology and strict quality controls. All of our products are made according to our own recipes and reflect our understanding of consumer demands and tastes.

Our principal dairy products include:

•                  Traditional products, such as sterilized and pasteurized milk, butter and cream, as well as traditional sour-milk products such as kefir, cottage cheese, soft cottage cheese and sour cream;

•                  Yogurts and dairy desserts, such as traditional and drinkable yogurt, curd desserts, fruit-flavored milk, puddings and flavored cottage cheese; and

•                  Cheese products, including hard yellow and processed cheese.

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

•                  Products for pregnant women and nursing mothers; and

•                  Other food products for children.

Business Goals and Strategy

Our strategy for the period 2010-2015 is to build upon our strong existing brands (“brand equity”), established market position, cost leadership, strong management team and scale within Russia and the CIS in order to increase sales and profitability, realize long-term efficiency gains, strengthen our market position and increase shareholder value over the long term. We will also seek to maintain our position as one of Russia’s leading fast-moving consumer goods (FMCG) companies with key profit ratios attributable to our industry.

Our approach takes into account both the challenges and opportunities presented by the global financial downturn and its impact on the economies of Russia and CIS. We are making use of our experience gained during the 1998 and 2009 financial crises to make short and medium-term adjustments to our product mix and marketing efforts, as well as endeavoring to maintain sustainable debt ratios. We believe that the continued implementation of our long-term strategy, with its emphasis on building upon existing brand equity, cost leadership and continuous innovations will better position us to weather the economic downturn as well as benefit from a future recovery in consumption.

Business Goals

Our business goals for 2015 are aimed at achieving qualitative and quantitative results that increase shareholder value and establish a foundation for sustainable growth over a five to ten-year time horizon. As Russia’s leading manufacturer of food and beverage products, it is both our core mission and a vital component of our individual and corporate brand image to be acknowledged by both consumers and regulators as one of the country’s top food and beverage producers in terms of health and nutrition.

Among the goals we will endeavor to achieve by 2015 are:

•                  to be leaders in all major categories in which we compete or have a clear path to leadership;

•                  to extend our portfolio to include at least one other food and beverage category;

•                  to enhance the market positions of our top existing dairy, beverages and babyfood brands and have our top-10 brands by revenue be among the top-50 FMCG brands in Russia;

•                  focus on continuous innovations, with newly launched and innovative products making a substantial contribution to our revenue;

•                  to strengthen our route-to-market execution so that we have greater control over how our products are sold at the outlet level to ensure the integrity and quality of our products and brands; and

•                  to be widely recognized as one of Russia’s employers of choice, offering top opportunities for personal and career growth, in order to attract and retain the most talented personnel.

Business Strategy

Our business strategy relies upon two fundamental building blocks: (i) people and capabilities and (ii) cost leadership:

People and capabilities. We aim to build an agile, fast learning team with superior execution:

•                  attracting, developing and retaining top talent within the FMCG industry

•                  developing potential — providing continuous opportunities for training and further education while developing career plans and identifying key skills

•                  rewarding performance — establishing clear incentives for success and space for innovation

•                  creating the right environment — maintaining a strong corporate culture based on values and creativity, establishing clear lines of responsibility and reporting while reducing both the institutions and mindset of bureaucracy wherever possible

Cost leadership. We seek to optimize the supply chain, increase the efficiency of our assets and reduce working capital by:

•                  cost optimization — reducing supply-chain and procurement costs, cutting the unit cost of manufacturing and optimizing production lines while making the best use of existing assets

•                  strict management of working capital — managing inventories and increasing the effectiveness of expenditure

•                  driving margins and profitability — intelligently managing pricing and volume mix, optimizing input costs (recipes, raw materials and packaging) and better managing discounts and bonuses

Our business strategy is focused on the following four core principles, which are relevant across all of our business units:

Innovation. We are continuously seeking to develop innovative products and processes, with a focus on healthy and nutritious food and beverage products.

Growth. We aim to grow both organically and through M&A activity by:

•                  having clearly articulated brand, pack, price strategies for all of our products and markets

•                  improving route-to-market strategy — further developing an efficient and effective distribution model with multi-year planned roll outs for each region/market

•                  improving current and developing new sales channels, in particular hotels, restaurants and cafes (HoReCa)

•                  pursuing carefully selected M&A opportunities — as part of our growth strategy, we are continuously evaluating potential M&A opportunities in order to further industry consolidation as well as to penetrate new markets

Preferred brands and products. Our product strategy is centered on developing food and beverage products meeting consumer preferences and demand that have substantial health and nutrition benefits. We seek to do so by:

•                  optimizing our product portfolio

•                  investing in marketing to grow the equity of our brands and allow for accelerated innovation and further quality improvements

•                  making our strategic brands truly national

•                  channeling investment and other resources to core brands which will serve as a base for innovation and entry into new categories and segments

Winning customer relationships. We aim to be the best supplier for our customers and provide superior sales execution in key cities and channels by:

•                  centralizing our commercial function at our head office

•                  reducing the number of distributors we work with while building stronger relationships with distributors possessing direct distribution capabilities

•                  increasing our sales to national and local key accounts

•                  implementing a world-class Key Accounts Management model and new trading terms, including a new pricing policy

•                  developing category management

•                  focusing on improving service level

•                  controlled route-to-market

Current Operations

Dairy Industry

Consumption. Russian dairy consumption is relatively low compared to most European countries and is characterized by two primary trends—the comparatively solid development of the market for traditional dairy products and a more rapidly developing market for yogurts and desserts.

We estimate, based on a combined data from Comcon, AC Nielsen, USDA, Euromonitor, Canadean Dairy and Russian State Statistics, that per capita consumption of packaged dairy products in Russia was approximately67.4, 65.6 and 66.9 kg per year in 2007, 2008 and 2009, respectively, levels that are relatively low compared to the majority of European countries. The demand for dairy products remained relatively stable in the aftermath of the 1998 Russian financial crisis and the ensuing decline in per capita income, as dairy products are generally considered to be staple consumer goods. In addition, increasing per capita income following 1998 has positively affected dairy consumption, particularly of higher-priced and higher-margin products such as yogurt and dessert dairy products. The spike in raw milk prices observed in 2007 caused retail price increases for dairy products and this partially offset consumption growth in 2008. In 2009 due to relatively stable raw milk prices, consumption of traditional packaged products recovered, and returned to 2007 levels, despite the economic crisis. However a renewed spike in raw milk prices at the end of 2009 and reduced disposable income may negatively affect consumption in 2010. We estimate that per capita consumption of traditional packaged dairy products in Russia increased by 3% to approximately 53.7 kg in 2009, from approximately 52.3 kg in 2008.

Since its first widespread commercial appearance in Russia in the early 1990s, the popularity of yogurt has increased. For instance, the consumption of such products as drinkable yogurt, functional foods/drinks and flavored milk is relatively high among certain groups of consumers and comparable with milk consumption levels. While, the per capita consumption of these products remains relatively low, we believe that this segment of the dairy market has a high long-term growth potential as household incomes increase in Russia over time, especially in the regional markets.

Consumption of yogurts and dairy desserts in Russia was also affected by the inflation in late 2007 through 2008, and the downward trend continued in 2009 due to the general downturn in the economy.

According to our estimates, annual per capita consumption of yogurts and dairy desserts was about 8.7 kg, 8.4 kg and 8.1 kg in 2007, 2008 and 2009 respectively.

According to our estimates, annual cheese consumption (yellow, white and processed) in Russia stayed almost flat at approximately 5.0 kg per capita in 2009.

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

The result of this decline was a drop in processing volumes and an increased reliance upon imported dairy products. While the financial crisis of 1998 aided Russian producers to some extent, as it pushed imported foods out of the Russian market, it also caused difficulties for Russian companies that depended on imported materials for production. In general, producers that were able to limit their exposure to fluctuations in the value of the ruble and to establish links with Russian suppliers survived the crisis and took leading positions in the marketplace. Although the milk processing sector continues to consolidate, with smaller and less efficient producers going out of business or merging with larger companies, the market remains fragmented. According to an AC

Nielsen Dairy Study, there were more than 820 active dairy producers at the end of 2009, compared to 850 at the beginning of 2007.

In addition, foreign, particularly European, producers have recognized the potential for growth in the demand in Russia for milk, yogurt and dairy desserts and are investing in the Russian market. A number of European producers, such as Danone, Parmalat, Campina, Lactalis and Ehrmann, produce dairy products in Russia, principally in the Moscow region, and comprise our principal competition in the yogurt and dairy dessert segment of the dairy market. Until the recent economic downturn, the market for dairy desserts was growing more rapidly than the traditional dairy market. Foreign producers have also been developing new products catering to changing consumer tastes with a focus on fresh health and wellness products.

We have made significant investments in developing our own farms and establishing long-term relationships with third-party raw milk suppliers. These steps help us to address the seasonal imbalances in raw milk availability and prices while also increasing quality of the raw milk we purchase. The government has continued a large scale program aimed at the revival of the agricultural sector in Russia, which we see as an important and helpful development.

Juice and Mineral Water industries

Consumption. Before the early 1990s, consumption of juice products in Russia was limited. Juice products manufactured in the Soviet Union included only vegetable juices and fruit juices made of locally grown fruit such as apples and pears. Most Russian households tried orange, pineapple, grapefruit and other exotic fruit juices for the first time in 1991 and 1992, following the dissolution of the Soviet Union. Russian juice consumption grew each year until 1998, when it fell following the 1998 financial crisis, which led to a reduction in Russian incomes and a significant increase in the cost of juice products due to the increase in the ruble cost of imported juice packaging and ingredients. Juice consumption began to recover after 1998, rapidly increasing until it reached its peak in 2007. In the midst of the recent economic downturn, juice consumption remained relatively flat in 2008 as compared to 2007 and decreased by 16% in 2009, according to our estimates. Unlike certain basic dairy products, juice is not considered by the average Russian consumer to be part of the core, essential food basket, which is why juice consumption is more affected by fluctuations in the economy.

According to research carried out by the Russian Union of Juice Producers, Business Analytica and Canadean, annual per capita juice product consumption in Russia in 2009, 2008 and 2007 was approximately 17.7 liters, 21.1 liters and 21.3 liters, respectively.

Consumption of bottled water in Russia was also significantly affected by the economic downturn in 2009 decreasing, to 19.7 liters per capita in 2009, from 22.9 liters in 2008 according to estimates based on Canadean and Business Analytica data.

Production. Following the dissolution of the Soviet Union and the economic reforms that liberalized import procedures, foreign producers were able to capture a significant share of the Russian juice market by importing their products. However, the 1998 financial crisis caused the majority of the foreign companies to leave the market, while forcing a majority of Russian producers to decrease or discontinue juice production.

The juice product market began recovering in 1999, and since then, has experienced significant increases in sales volume, stimulated by rising Russian incomes and an increased interest in health issues, as well as by the advertising efforts of juice-producing companies.

In addition, a number of Russian producers that survived the 1998 financial crisis managed to restructure their production facilities using Western technologies and to strengthen their market positions. In 2009, according to a Business Analytica survey of ‘Total Urban Russia’ (cities with a population of over 100,000 people), the four largest producers in Russia had an 87% share of the juice market. The industry has been experiencing consolidation, as demonstrated by the increase in acquisition activity. According to the Business Analytica survey, during 2009, there were more than 200 brands of juice products in the Russian juice market, although 10 of them accounted for 75% of the market in value terms.

The bottled-water market in Russia is characterized by a large number of brands, including local brands that are strong in the regions where they are produced. In addition, the leading brands in Moscow differ from those with leading market shares in many of the regions outside of Moscow. According to Business Analytica, in 2009, the top-ten bottled water producers in Russia together had a 71% market share in Moscow and a 66% market share in the ten largest cities of Russia in value terms. This difference is largely due to the prominence of local or regional producers in certain regions outside of Moscow whose water products have traditionally benefited from consumer loyalty in those regions.

Babyfood Industry

Consumption. The babyfood market in Russia is comprised of five main segments:

•                  liquid dairy products (milk, kefir, cottage cheese and curd desserts, yogurts, liquid formula);

•                  juice and water;

•                  purees (including fruit, vegetable and meat);

•                  powdered formula; and

•                  other products (cereals, puddings, soups, biscuits, tea).

According to our estimates, from 2003 to 2008, the babyfood market in Russia grew by 99% in volume terms, mainly due to growing category penetration. The market continued to grow in 2009, despite the economic downturn, with 9% growth in volume terms. We estimate that over 80% of nationwide babyfood product sales are in the European part of Russia.

In 2006, the Russian government launched a nationwide program aimed at improving the health of the nation and increasing the birth rate, which we believe has had a positive impact on the babyfood market. Within the framework of the program, mothers get additional compensation for the birth of their second and following children. In addition, as more and more Russian women go back to work shortly after giving birth, consumption of and reliance on ready-to-eat babyfood has increased.

Production. The babyfood market emerged in Russia in the early 1990s with a government plan to build approximately 110 production sites throughout the country to develop babyfood products such as meat, fruit, vegetable, grain and fish purees and various dairy products. Although only a small number of these government-sponsored production sites have since been built, domestic and foreign producers of babyfood started to acquire production facilities in Russia in the second half of the 1990s. Since 2000, the babyfood market has grown substantially in terms of product variety, production volumes and consumption.

In the individual product categories, foreign producers currently dominate the powdered formula and cereals market, while domestic producers hold leading positions in the liquid dairy products and supplemental infant food market.

Our Products and Brands

Our dairy, beverage and babyfood products accounted for 70.2%, 18.6% and 11.2% of our net sales in 2009, respectively. Our principal geographic market is Russia, and Moscow is our most significant market within Russia. The following table sets forth our annual consolidated net sales, the proportion of consolidated net sales attributable to each of our main business lines, our reported annual sales volumes and their growth rates:

	2009	2008	2007
Dairy products
Sales (in million USD)	1,530.2	2,095.9	1,852.5
Annual sales growth, % year on year	(27.0)%	13.1%	40.2%
Percent of total sales	70.2%	74.2%	76.0%
Sales volume (in th. tons)	1,337	1,453	1,599
Annual volume growth (decline), % year on year	(8.0)%	(9.2)%	18.2%
Beverage products
Sales (in million USD)	406.6	473.2	414.1
Annual sales growth, % year on year	(14.1)%	14.3%	27.8%
Percent of total sales	18.6%	16.8%	17.0%
Sales volume (in million liters)	534	509	491
Annual volume growth, % year on year	5.0%	3.7%	10.3%
Baby food products
Sales (in million USD)	244.2	254.5	171.8
Annual sales growth, % year on year	(4.0)%	48.2%	46.6%
Percent of total sales	11.2%	9.0%	7.0%
Sales volume (in th. tons)	135	111	87
Annual volume growth, % year on year	21.6%	27.5%	31.9%
Total net sales (in million USD)	2,181.1	2,823.6	2,438.3

Dairy Products and Brands

We divide our dairy products by type and by price segment. We have two diary product categories, including “essential dairy”, which are related to economy segment and presented by the following brands: “Vesely Molochnik”, “M”, “Kubanskaya Burenka”, “33 Cows” and “Pastushok”, and “value-added dairy,” which are related to high price segment and presented by the following brands: “Little House in the Village”, “Zdraivery”, “Imunele”, “Chudo”, “Bio-Max” and other.  In addition, our products fall within three defined price segments, as further described below.

In 2007, 2008 and 2009, dairy products comprised 76.0%, 74.2% and 70.2% of our total sales, respectively. Our principal dairy product categories, principal brands, and their approximate percentage of our total dairy revenue in 2009, 2008 and 2007 are as follows:

Product line	Main brands	Approximate percentage of total dairy in 2009	Approximate percentage of total dairy in 2008	Approximate percentage of total dairy in 2007
Essential Dairy	“Vesely Molochnik”, “M”, “Kubanskaya Burenka”, “33 Cows”, “Pastushok”	39%	41%	41%
Value-Added Dairy	“Little House in the Village”, “Zdraivery”, “Imunele”, “Chudo”, “Bio-Max”, “Lamber”, “Mazhitel”	61%	59%	59%

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

Product line	Purchaser material well- being scale	Traditional products	Yogurts and dairy desserts	Health- oriented enriched products	Cheese Products
Premium	Enough money to buy major household appliances, monthly income above $500 per family member	“Little House in the Village”	“Bio-Max”, “Zdraivery”	“Imunele”, “Bio-Max”, “Mazhitel”	“Lamber”
Value for Money	Enough money to buy food and clothing, but not enough to buy major household appliances	“33 Cows”, “Na Zdorovye”, “Vesely Molochnik”, “Slavyanochka”, “Kubanskaya Burenka” and “M”	“Chudo”		“Vesely Molochnik”
Econom	Enough money for food only	“Zavetny Bidonchik”, “Pastushok”, “Nash Doctor”	“Frugurt”, "Lada"

In general, we seek to maintain at least one brand within most dairy market segments, and we intend to develop new brands to expand our coverage of attractive segments. In 2009, we launched the new “Zdraivery” brand, specifically for children aged between four and nine years old. A variety of products are marketed under the Zdraivery brand, including traditional dairy products, yogurt, dairy desserts, juice and smoothies.

Market trends and competition. According to our estimates, the total market for packaged dairy products in Russia was 9.6 billion liters in 2007 and 9.3 billion liters in 2008. The decline in 2008 was due to significant price increases in retail product prices caused by the growth of global raw milk prices at the end of 2007. Despite the economic downturn in 2009, the market for packaged dairy products increased to 9.5 billion liters which was driven by increased consumption of traditional dairy products. At the same time, given existing low per capita consumption, we believe that the Russian dairy market continues to provide a long-term opportunity for growth. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dairy-dessert products. We also expect continued growth in the consumption of products with extended shelf life, including sterilized milk.

From 2000 to the present, we have expanded our distribution capacity, reduced our sales to wholesalers, increased our sales to retailers and increased advertising. We also remain committed to our regional expansion strategy and are constantly expanding our regional product offerings as consumer spending has grown steadily in the regions. Cutting costs and improving the quality of our products remain our main focus areas. We believe that these strategies, along with our marketing efforts have increased public awareness and customer loyalty and will continue to help us mitigate the negative effects of the current economic downturn. We have also increased our production of value-added products that are available in attractive and convenient packaging.

In the dairy market, according to the AC Nielsen Dairy Study we were the market leader at the end of 2009 with a 30.5% market share in volume terms*.

In traditional dairy, we compete primarily with local producers, such as Unimilk, Molvest (Voronezhsky M.K.), as well as with a number of smaller regional producers. In enriched dairy, we compete primarily with Danone. In the market for yogurts and desserts and, to some extent, for children’s foods products, we compete with foreign producers such as Danone, Campina and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

* Dairy market shares stated for our company and its competitors exclude cheese and butter

•                              Groupe Danone, a French company and the most active foreign producer in Russia. It has a dairy plant in the Volga region where it produces yogurts, as well as a dairy plant in the Moscow region. Both domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. Key brands are Activia, Actimel, Rastishka and Danissimo, which Danone aggressively promotes. According to the AC Nielsen Dairy Study, at the end of 2009, Danone had an 11.6% market share in yogurts and desserts in volume terms and a 6.8% share of the total Russian dairy market in volume terms.

•                              Unimilk, the second largest dairy holding company in Russia. Unimilk has over 25 dairy production facilities in Russia and two in Ukraine. Its largest production facility, the St. Petersburg-based Petmol, produces a wide range of dairy products. According to the AC Nielsen Dairy Study, at the end of 2009, Unimilk had a 19.1% market share in traditional dairy, a 9.9% market share in yogurts and desserts and 18.4% share of the total Russian dairy market in volume terms.

•                              Ehrmann, a German company producing yogurts at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the AC Nielsen Dairy Study, Ehrmann had a 3.1% market share in yogurts and desserts at the end of 2009 in volume terms.

•                              Molvest, a Russian company producing a wide range of dairy products. Its main brand names are Vkusnoteevo and Ivan Poddubniy. According to the AC Nielsen Dairy Study, Molvest had a 3.4% market share in traditional dairy and a 3.0% share of the total Russian dairy market in volume terms at the end of 2009.

•                              Campina, an international co-operative dairy company that specializes in production of milk, yogurt and desserts. Its main brand names are Campina, Fruttis, Nezhniy, Stupinskoe and Yogho!. Campina merged with Friesland Foods, another large international dairy co-operative, in 2009. According to the AC Nielsen Dairy Study, Campina had a 7.3% market share in yogurts and desserts at the end of 2009 and a 1.0% share of the total Russian dairy market in volume terms.

Recent trends also indicate that industry consolidation may lead to the emergence of larger domestic producers, which would likely increase competition.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers in the past generally tended to focus on niche markets, usually in the premium segment, they are now increasingly offering products to the average Russian consumer with an average income. For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants. Foreign cheese producers have also launched production facilities, including French company Lactalis and German company Hochland. Lactalis also owns seven dairy factories in Kazakhstan, Moldova and Ukraine that produce milk, kefir, sour cream, yogurt and cheese. In Russia, Lactalis owns Lactalis Istra, a factory located near Moscow with capacity to produce up to 6,000 metric tons of cheese annually, and in Ukraine it owns a dairy plant in Nikolaev that produces various dairy products. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional dairy sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market, including strong and diversified brands across all price segments, stable access to raw milk, a broad distribution network, our focus on new product development, a substantial in-house R&D department, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Beverage Products and Brands

In 2007, 2008 and 2009, beverage products comprised 17.0%, 16.8% and 18.6% of our total sales, respectively.  Our principal beverage product lines and types of products and brands are as follows:

Product Line	Brands and Types of Products
Juice, nectars and juice containing drinks produced from juice concentrate

• “J7,” covering 14 kinds of fruit and berry juices and nectars
•  “100% Gold Premium” and “100% Gold Classic”, covering 15 kinds of fruit juices, nectars and juice containing drinks

• “Lovely Garden,” covering 19 kinds of fruit and berry juices and nectars, 5 kinds of juices and nectars enriched with vitamins and 3 kinds of traditional Russian berry drinks

Enriched juice-based drinks	•“J7 Exotic,” an exotic fruit juice and nectar range and “J7 Imunno”, an enriched variety; •“Zdraivery,” covering 6 kinds of enriched fruit juice and nectars;

Traditional berry-juice-based drinks	• “Wonder Berry,” covering 4 kinds of berry-juice based drinks;

Mineral water

• “Essentuki,” covering 3 kinds of therapeutic mineral water (Essentuki #4, #17 and #20)
 • “Novoessentukskaya,” covering 1 kind of therapeutic mineral table water
• “Rodniki Rossii,” covering drinking table water in gas and still varieties

The juice market consists of three basic price segments, and our juice products are present in all of them.  In 2009 we also launched new premium juice products under “Zdraivery” brand and relaunched “100% Gold Classic”. We also launched “Rodniki Rossii”, a new brand of mineral water, at the end of 2008.

The following chart illustrates our estimates of the current market-segment positioning for our major brands, as well as a general description of the purchasers within each market segment:

Segment	General Purchaser Characteristics	Juice and nectars produced from juice concentrate	Traditional berry-juice- based drinks	Other juice- based drinks	Mineral water
Premium	Aged 20-45			“J7 Exotic”	“Essentuki”
	Men and women in the middle to upper-middle income bracket	“J7”	“Wonder Berry”	“J7 Imunno” “Zdraivery”

Value for Money	Aged 20-45				“Rodniki Rossii”
• Men and women in the middle to upper-middle income bracket

• Active, optimistic and open-minded

Aged 25-45
	• Primarily married men and women with children in the middle income bracket	“100% Gold Premium” “Lovely Garden”	“Lovely Garden”
• Self-confident, rational, but not trend setters

Econom	Aged 25-45				“Novoessentukskaya”
	Men and women typically with children and below average incomes; family oriented	“100% Gold Classic”

Our main water brand is produced at factories from underground wells in the Essentuki area of Russia. Our mineral water products are positioned in each of the three segments of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. We remain committed to expanding our Essentuki production capacity. We also introduced the “Rodniki Rossii” natural drinking water brand at the end of 2008, which delivered a strong performance in 2009 and demonstrated its potential for its strong development in the future.

Our aim in the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral and drinking water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water products from competing purified water brands.

We believe that our primary competitors in this area are Pepsi’s “Aqua Minerale” and Coca-Cola’s “BonAqua,” as well as “Saint Springs”, “Shishkin Les” and “Arkhyz”. We have positioned our brand in a more up-to-date style, accentuating the fact that it is naturally produced mineral water, and offer both still and carbonated waters in a variety of sizes.

Market trends and competition. The Russian juice market grew steadily from the time of the dissolution of the Soviet Union until the 1998 financial crisis, following which there was a significant decrease in consumption from which the market had substantially recovered by 2000.

The longer term growth of household incomes in Russia and the increasing preference for juice over fresh fruit has driven the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics. For example, according to Business Analytica, in Moscow, which had higher average per-capita incomes than most other parts of Russia, the average consumption of juice in 2009 was approximately 48 liters per capita, as opposed to national per capita consumption of approximately 17.7 liters per capita according to our estimates based on Russian Union of Juice Producers, Business Analytica and Canadean surveys.

The economic downturn had a significant effect on the juice market in 2009. According to our estimates, the total market for juice products, defined as the total consumption of domestically produced and imported products, declined to 2,514 million liters in 2009 from 3,003 million liters in 2008. This decline can be attributed to a combination of weakened consumer spending power and an increase in the average price. We believe that we will see stabilization in the juice market in 2010 and that it will potentially return to growth in 2011.The markets for juice products in Moscow, the Moscow region and St. Petersburg are relatively mature compared to other regions of Russia, and are expected to exhibit relatively modest growth rates in the future, with particular growth expected in the upper-middle product segment. We believe that significant growth opportunities lie in the regions of Russia. Juice remains a novelty in many regions, and we believe that with rising household incomes there will be a growing demand for juice offerings in the lower-middle price segment. The Russian juice market is highly competitive largely due to strong rivalry among top 4 players with several brands covering all price segments.

In the Russian juice market, according to the Business Analytica survey, we had a 20.5% market share in value terms at the end of 2009.

Our principal competitors in the Russian juice market include the following companies:

•                  Multon is a Russian juice producer acquired by Coca-Cola in 2005. According to Business Analytica, had a 20.3% market share in value terms in Russia at the end of 2009. Its key brands include Dobry, Rich and Nico. Multon has gained significant market share since 1998 primarily through aggressive pricing policies and advertising.

•                  Lebedyansky is based in the Lipetsk region. Lebedyansky acquired local juice producer Troya Ultra in 2006. In 2008, PepsiCo acquired 100% stake in Lebedyansky. According to Business Analytica, PepsiCo had a 32.3% market share in Russia at the end of 2009 in value terms. Its key brands include Tonus, Ya, Fruktovy Sad, Privet and other brands.

•                  Nidan is a Novosibirsk-based Russian company that, according to Business Analitica, had a 13.2% market share in Russia at the end of 2009 in value terms. Its key brands include Moya Semya, Caprise and Da!. In 2007 Lion Capital, a British investment fund, acquired 75% of Nidan’s shares.

According to our estimates, which are based on data from Business Analytica and Canadean data, the total market for bottled water in Russia decreased to 2,794 million liters in 2009 from 3,256 million liters in 2008. Russian bottled-water producers dominated the market, with a 60% market share in value terms, while the combined share of the two market leaders, PepsiCo and Coca-Cola, amounted to 35%, according to a Business Analytica survey of Russia’s 10 largest cities in 2009. According to the same survey, we were among the top-ten water producers in Russia, with a 3.9% market share by value in 2009. Market growth in recent years has been driven mainly by the increased consumption of bottled water sold in large format packaging and which is consumed for drinking and used for cooking. Despite the short-term negative impact on the market due to the economic downturn, we believe that this market will continue to expand over the longer term due to increasing awareness of the importance of food and water quality.

Babyfood Products and Brands

Our babyfood products, sold under the “Agusha” brand, include liquid dairy babyfood, juice, purees and products for pregnant and nursing women. These products are mainly produced at the Moscow Dairy Babyfood Plant and at the Kursk Babyfood Plant, with production launched at Manros-M in Omsk in March 2008. In 2007, 2008 and 2009, babyfood products comprised 7.0%, 9.0% and 11.2% of our total sales, respectively.

We are currently developing our babyfood sales by focusing on geographical expansion, developing a full range of products and increasing production. In addition, we plan to continue to launch of new products and expand the range of the existing products.

To further expand our geographical reach and widen our portfolio, we acquired the Kursk Babyfood Plant in July 2005 and re-launched it after an extensive modernization in April 2007. The plant sources certain of its raw materials from its own fruit orchards, and our acquisition of the plant allowed us to expand our babyfood product range to include fruit and vegetable purees.

Agusha is the leading brand on the Russian babyfood market in terms of spontaneous brand and advertising awareness in 2009 according to the Comcon Brand Health study, as well as the leading brand in terms of volume share according to the MEMRB retail audit.

Market trends and competition. The babyfood market in Russia has experienced dynamic growth in recent years, supported by improved market conditions, including rising average incomes, more stringent government regulation of babyfood production and the introduction of various state-supported social programs aimed at improving domestic birth rates and providing maternity assistance. As a result of these improved conditions and increased consumer demand, domestic production of babyfood products has increased over the last few years, with certain of Russia’s major juice and dairy producers increasing their production capacity and introducing new babyfood brands. Foreign producers are also active in the market and, similar to the dairy and juice markets, several have begun to focus on establishing local production capacity in Russia. The babyfood market is already consolidated, with the top five players accounting for approximately 74% of the total value in 2009, according to MEMRB. Given the present low per capita consumption and the long-term trend of increasing household incomes, we believe this market segment continues to have strong growth potential. Another factor driving the growth of the Russian babyfood market is the increase in the number of infants aged four and under by 2.5% in 2006, 2.6% in 2007, 3.1% in 2008 and 3.3% in 2009, according to the Federal State Statistics Service.

We are the leader in the babyfood market with the overall volume share of 25.9% as of the end of 2009, according to MEMRB.

New Product Development

For a leading consumer-goods company operating in an ever more competitive marketplace, we rely on the process of innovation in order to strengthen our market position. We believe that having high-technology research and development capabilities is a crucial competitive advantage for us and a key to our long-term growth.

Our Research and Development (R&D) department, employing more than 20 people, is located at Wimm-Bill-Dann in Moscow, the company’s flagship enterprise and one of the largest and best technically equipped dairy production facilities in Europe. The factory has its own testing platform, and the R&D department creates and tests new products for each of our dairy, beverages and babyfood units. The department works closely with production units across the company and with our marketing division to combine intelligence and research about changing consumer habits and patterns to develop new products.

Innovations include enriched versions of existing products, new formats and packaging for popular products (i.e. changing how they are consumed), and developing products that are entirely new for the Russian market.

Much of our new product development effort over the past three years has focused on higher-margin, value-added yogurt and dessert products.

In 2009, we re-designed the entire line of “Chudo” products in order to improve brand visibility and consumer recognition. In addition, following the successful launch of a cottage cheese product under the “Chudo” brand in the family pack format in 2008, we have built upon our initial success by launching spoonable yogurts and mixed curds with chocolate sauce in family pack format in 2009.

We also extended our “BioMax” brand with the launch of new curd and spoonable and drinkable yogurt products under the “BioMax Effective” line to strengthen our competitive advantage over Danone’s “Activia” products.

In order to expand our target audience, we launched the “Zdraivery” brand in 2009. “Zdraivery” is a brand for children, aged between four and nine years with a wide product portfolio, including traditional dairy products, yogurt and dairy desserts, juice and smoothies. They are positioned as healthy products made only from natural ingredients, and which help children to grow and develop.

In the babyfood segment, we have re-launched the “Total Care” line within the “Agusha” brand in 2009. We redesigned the brand for better visibility on the store shelf and increase its attractiveness to shoppers. We also launched compote and mors under the “Agusha” brand in the 500ml packaging. In 2010, we plan to launch the production of compotes for children in the 200ml package format.

Advertising and Marketing

Brand building and marketing have always been at the core of our business. Since the early 1990’s, we have built brands into household names in Russia and the CIS, from the “J7” brand of juice to one of Russia’s first yogurts under the “Chudo” brand to leading babyfood brand “Agusha”.

Our marketing strategy is directed at leveraging our leading portfolio of brands by accelerating brand building based on our deep understanding of consumers and react quickly to new trends in the marketplace. As the cost of advertising on Russian television continues to rise, we will continue to concentrate on more focused and efficient campaigns to reach target consumer audiences.

Our investment in some 10 power brands in recent years is aimed at increasing their average selling price and market share, while achieving the right product mix. We believe our most successful brands still have considerable untapped potential.

In juice, the “J7” brand saw radical changes in 2007, with a new advertising campaign, new packaging, improved taste profile and new pricing structure. We will continue to expand the brand and enhance its brand equity.

Instead of viewing products within the context of a single market niche, we have positioned all of our power brands on the basis of health and wellness, reflecting our mission and the emerging trend toward healthier lifestyles visible today in Russia. We see each brand as a reflection of our broader corporate identity, with our label on every product aimed at conveying a consistent message of quality, taste and health.

Our advertising and marketing expenditures of $138.0 million in 2007, $142.3 million in 2008 and $139.5 million in 2009 constituted 5.7%, 5.0% and 6.4% of net sales, respectively. Though we are, in some instances, able to obtain volume discounts, we expect these expenditures, as a percent of net sales, to increase significantly due to market competition and annual media inflation. According to Gallup, in Russia, we were the tenth largest advertiser both in 2007 and 2008 and the seventh largest advertiser in 2009.

In 2007, we began systematic testing of the quality of our advertising which continued in 2008 and 2009. We saw positive results with several key brands, including “J7,” “Little House in the Village,” “Chudo” and “Agusha”. In 2009 we developed strong commercial campaigns for the

“J7,” “Chudo” and “Agusha” brands. We launched a new brand “Zdraivery”, which we supported with strong advertizing campaigns targeted specifically to children and their parents.

We plan to continue to allocate the bulk of our advertising budget to a limited group of strategic brands which are highly ranked in their respective markets. We also plan to continue our aggressive advertising and marketing of selected new products.

We have also built brand awareness through charitable work and sponsored events. For example, we sponsor International Charity Foundation events benefiting orphans through the “Hope around the World” program, as well as several other charitable organizations. We also serve as a trustee of the Charity Foundation for Special Grants, which was headed by the late Mstislav Rostropovich, a prominent Russian cellist.

Sales and Distribution

According to the Russian Federal Statistics Agency, total retail sales in Russia decreased by 5.5% year-on-year in 2009 due to the general economic downturn.

Seven Russian regions (Moscow, St. Petersburg, Moscow region, Sverdlovsk region, the Republic of Bashkortostan, Tyumen region and Krasnodar region) accounted for 42.1% of total retail turnover in 2009, with Moscow alone accounting for 17.1%, according to the Russian Federal Statistics Agency.

In recent years, individuals in Russia have been spending an increasing percentage of their incomes on consumer goods. According to the Russian Federal Statistics Agency in 2009, the cash income of the population grew 1.9% compared to 2008, however due to the increase of savings share in the disposable income by 1.7%, the consumer purchase power decreased in comparison with 2008.

Notably, the share of products being sold in open markets continued to decline in 2009. According to Business Analytica, the juice sales by volume at open markets in 2009 comprised 10.7% of total juice sales in Russia as compared to 11.6% in 2008. The portion of dairy product sales by volume at open markets in 2009 remained flat at 7% in 2009 as compared to 2008, according to the AC Nielsen Dairy Study. In the babyfood segment the share of open market sales is insignificant.

The absolute size of the retail market has continued to grow every year, with Russia’s regional markets growing at a faster pace as compared to the more mature Moscow and St. Petersburg markets. According to Business Analytica and AC Nielsen data, the share of sales via modern formats, such as supermarkets, hypermarkets and discounters, in the overall volume of retail sales continued to increase in 2009. According to Business Analytica, the share of juice sold in modern format outlets grew from 21.7% of total juice sales in 2008 to 23.5% in 2009. The corresponding share of all dairy products grew by volume from 73.6% in 2008 to 74.0% in 2009, according to an AC Nielsen.

In Moscow, the country’s largest single market, this ratio is considerably higher.

Over the last several years, foreign and domestic retail chains have focused on expanding into large regional cities throughout Russia, in particular targeting fast-growing but under-served regions such as the Urals and Siberia. We believe that the expansion of retail chains creates additional opportunities for market expansion and has a generally positive effect. In particular, retail chains generally operate with increased business transparency and new technologies that enhance sales and marketing efforts, as well as provide manufacturers with new opportunities to increase the volume and geography of sales.

Sales

In 2009, we continued the reorganization of our sales and distribution functions in order to increase their efficiency. In 2007, as a part of this long term plan, we merged our dairy and babyfood sales forces widen distribution in the babyfood segment. In 2009, we focused our efforts on the re-engineering of processes for key account management processes and retained Bain & Company, an independent consultant, to provide the necessary support. In addition, in 2009, WBD Foods’ management team was strengthened with the addition of a new vice president to our management team who has joined us as an expert in key account management, increased the number of key account managers by 25%, and modified the functional specialization scheme of key account managers.

In addition, as part of our strategy to expand the geography of our distribution network, we opened four new distribution centers in Tyumen, Saratov, Pyatigorsk and Novorossiysk in 2009. We also hired a team of regional field managers in order to improve the control procedures over trade marketing activities carried out by the distribution centers.  In addition to sales made through our distribution centers, we also continued to sell our products directly from production sites and through independent distributors.

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

We sell our products through various sales channels, including independent distributors and wholesalers, supermarket chains, small- and medium-sized grocery stores, open air markets, pavilions, kiosks, and hotels, restaurant and cafes (HoReCa)

In an effort to mitigate the effects of the global economic downturn and related decline in sales as well as to generally fortify our sales strategy, we launched a route-to-market strategy in 2009. In this connection, we undertook an analysis of the cities and towns where our products are sold in order to identify the most promising markets and develop customized plans for their development.

We also increased the share of our direct store delivery, strengthened our partnerships with distributors, unified our trade terms in order to provide more transparency and insight to our customers and implemented a sales force information system that enables us to control and manage the direct sales of each of our independent distributors.

Independent distributors

One of the challenges we faced in 2009 was preventing a sharp decline in sales in the context of the global economic downturn and its negative impact on the Russian marketplace. With this objective in mind, and with the goal of creating a foundation for strong sales growth in the future, we launched a route-to-market strategy. We made a cluster analysis of the cities/towns in order to identify the most promising markets and develop customized programs for their development. In addition, we increased the share of DSD (Direct Store Delivery), strengthened our partnerships with distributors, and unified our trade terms in order to inject more transparency. All of these actions helped us avoid a sharp drop in sales in 2009.

As a percentage of total sales during 2009, in value terms, we sold 48% of our dairy products, 66% of beverages and 40% of babyfood products through independent distributors and this process is supervised by our sales teams.

During 2009, our dairy and babyfood products distribution network consisted of 35 regional sales offices throughout Russia and the CIS. All of our dairy distributors in Moscow are exclusive to us and do not distribute the dairy products of our competitors. We have also implemented a segmentation program among the Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy market. A number of independent distributors, with which we have established relationships, purchase dairy, beverage and babyfood products from us. In order to incentivize these distributors, in 2009 we introduced a new type of discounts — discount for cooperation. These discounts are given to distributors who deliver great results across all our categories.

During 2009, our beverage-product distribution network consisted of 16 regional sales offices throughout Russia. In Moscow, our independent distributors act principally as logistical coordinators. Our sales representatives work directly with retail outlets and other customers in making sales, while relying on the distributors to execute the orders, carry out deliveries and collect payments. Outside of Moscow, we rely more heavily on our independent distributors. Some of our beverage distributors have teams devoted exclusively to the sale and distribution of our products.

All of our dairy distributors in Moscow are exclusive to us and do not distribute the dairy products of our competitors. We have also implemented a segmentation program among the Moscow distributors whereby each distributor controls the distribution of a particular segment or segments of the dairy market. A number of independent distributors, with which we established relationships, purchase dairy, beverage and babyfood products from us. In 2008 we started to consolidate our base of distributors and decreased the total number of distributors from 240 to 173, which has increased our ability to manage the distribution system more effectively while, at the same time, enhancing the profitability of our partners by providing them with greater economies of scale. Independent distributors purchase directly from us and then resell our products through their own distribution centers. Given the importance of these customers, we process orders from independent distributors relatively quickly. We launched our Internet-based ordering system in Moscow in January 2000, and all orders by our dairy product distributors in Moscow and the Moscow region are now placed through the Internet. In 2001, we started to use an automated order system with all of our independent distributors who purchase our products in large volumes, and in 2002, we began using this automated order system with our smaller independent distributors as well

In 2004, we worked with and invested in our independent distributors in Moscow to establish warehouses and transportation infrastructure capable of fully supporting a “cold supply chain” in order to maintain our products’ integrity, freshness and nutritional value.

In 2009, we started a program for product portfolio optimization aimed at increasing level of service, reducing the write-offs of finished goods, and improving production efficiency.

Direct sales

As the share of chain retailers grows, our intention is to increase the share of our own direct sales to them.

As a percentage of our total sales during 2009, in terms of value, we sold 40% of our dairy products, 27% of beverages and 33% of babyfood products directly through our national and local key accounts. We believe that the importance of these customers to our business will continue to grow in the coming years. We want to become and remain the supplier of choice for these customers by further developing key supplier relationships and improving customer service standards. Over the past several years we have been selling products directly to several retail chains, including Seventh Continent, Auchan, Metro, Perekryostok, Lenta, and other. In addition, in 2009, we began direct distribution to the SPAR, Billa, and Magnolia retail chains. See also “—Sales” above for a description of the steps we took in 2009 to improve key account management.

While we increased national and local key-account relationships and sales in 2009, the economic downturn has had an impact on the business of these clients. Liquidity problems and large debts led to some retail chains experiencing problems with solvency.

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

We currently export our juice products to the United States, Canada, certain CIS countries, Latvia, Estonia and Lithuania, Mongolia and Vietnam. Our juice products are distributed in these countries through independent distributors and are sold in various national and multinational retail chains. Our products are also exported and sold through various sales channels in CIS countries such as Ukraine, Kyrgyzstan, Kazakhstan, Turkmenistan, Georgia, Armenia, Azerbaijan, Moldova and Belarus,. We also export our “Essentuki” mineral water, principally to the United States, Canada. Our production facilities were certified in 2007 to export “Essentuki” to Ukraine. Our beverage export sales totaled $4.6 million in 2007, $8.3 million in 2008 and $6.0 million in 2009.

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

We routinely participate in trade shows in foreign countries and work with foreign distributors on promotional campaigns and product tastings (e.g., “Green Week”, “ANUGA” and “SIA”). We also engage in market testing and market research in, as well as one-off deliveries to, foreign countries in order to determine the attractiveness of potential future markets. We are a six-time recipient, most recently in 2009, of “The Best Industry Sector Exporter” award from the Trade and Economic Council of the Russian Ministry of Economic Development and Trade.

When we export our products to any other country, we seek to ensure that we are compliant with the applicable legislation governing the import of food products into that country. Independent distributors have, in a few cases, attempted to export our products to other countries that did not meet applicable legislation.

Production and Raw Materials

Production Efficiency and Quality

Our Quality Management System (QMS) is a clearly defined set of procedures that aimed at ensuring control of the quality process control and quality assurance.

In accordance with the QMS, we undertake supplier assessment audits to ensure that our suppliers provide materials that meet our exacting quality standards. This includes raw materials for making our products, packaging and equipment. Our experts work with existing and prospective suppliers to ensure their goods comply with our quality, safety and performance standards. Suppliers are graded and assigned Key Production Indicators (KPIs) based on criteria that measure product quality, delivery, cost and responsiveness. This work not only ensures suppliers meet our standards but helps make them more efficient, lowering our input costs.

The QMS plays a critical role in the ongoing technological integration across all of our factories and trading groups. In the dairy business unit, where we have made substantial investments since 2003 in modernizing acquired production facilities, quality control experts have led a “unification project,” aimed at establishing the tight coordination of the manufacturing process at a number of our geographically dispersed plants. The consistent application of manufacturing procedures and technology ensures that plants operating thousands of kilometers apart can make products with consistently high and uniform taste and quality.

We have continued the deployment of the program designed to improve production conditions, work practices and the professional level of our employees, which was initially launched in 2007 in order to enhance the performance of our production plants. Each plant is audited at regular intervals, assigned a score (using a 100-point scale) and rated accordingly.  Following these audits, and together with local specialists, we produce action plans for the improvement of each plant. Plants compete to achieve the highest ratings.

We have our own accredited research test center laboratory with a team of scientists and experts. Samples of all our primary ingredients and samples of our final products undergo microbiological analysis and in-depth testing. In addition, we have ISO/IEC 17025 certified laboratories at all of our plants that perform quality checks on our products at all stages, including quality checks on the raw milk supplied by farms to us, the materials at our production facilities and the finished products in our warehouses.

We also measure the quality of the product and packaging once our products enter the market place. The product samples that are purchased in various cities are delivered to our Quality Department in Moscow by a courier to be tested for specification compliance. Under a system launched in 2007, trade sampling and laboratory analysis compare products against our specifications and provide a Quality Index calculation determining whether a product meets the standards set by us.

In developing new types of products, we cooperate closely with the Institute of Nutrition of the Russian Academy of Medical Sciences, Moscow State University of Food Production, Moscow State University of Applied Biotechnology and All-Russian Institute of the Dairy Industry. This collaboration has provided our employees with scientific support, solutions to technical problems and on-site training. We also work closely with several multinational raw material and additive suppliers in order to benefit from their collective technical expertise as we develop new products and evolving quality standards.

In addition, our researchers and quality control experts work closely with Russian federal bodies and their regional and local departments, such as the Sanitary and Epidemiological Inspectorate and the country’s main consumer safety agency, known as Rospotrebnadzor. We also actively work with lawmakers and government experts to develop new regulations and procedures for the food industry aimed at making sure rules are clear for all participants.

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

In 2008, the standard production reporting system was deployed at all of our production sites to report on the key production indicators. A system performance reviews for production staff was developed and implemented, allowing us to explain fully the incentive plans and training programs available to production personnel.

We installed 19 production lines in 2009, including cottage cheese production line, sterile milk production line, family format yogurts production line and other. We believe that the new lines will enhance our production efficiency in making high-quality and complex products. For example, our Babyfood plant already manufactures products to very high quality standards.

We have continued to extend the Company’s Quality and Safety Management System. By the end of 2009, 19 of our dairy and beverage plants were granted ISO 9001 Certificates, and 14 were granted ISO 22000 Certificates. During 2010, we plan to develop and certify the Quality and Safety Management System for a number of other plants.

Food Raw Materials

The main raw materials we use in our production include the following:

•                  raw milk, which we obtain from domestic farmers;

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

We purchase almost all of our raw materials from producers. We purchase certain raw materials such as bacteria cultures, juice concentrates and flavors from foreign manufacturers when products of appropriate quality are not available locally.

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

Seasonality

In general, our business is quite balanced and is not subject to significant seasonal fluctuations.

The demand for our dairy products is higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months, we generally experience lower demand for dairy products, while raw milk production is at its peak. To address these seasonal demands, we built strong relationships with raw milk suppliers and continue investment in “Milk rivers” program.

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

Mineral water is the part of our products portfolio most subject to seasonal fluctuations, although our “Essentuki” brand is a therapeutic water product and has relatively low seasonality in comparison with drinking waters, such as our recently launched “Rodniki Rossii” brand. The share of water is relatively low in our product portfolio, so the seasonal peaks and troughs are more or less compensated by the opposite seasonality of our dairy products.

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

Packaging

Our principal packaging raw materials include materials needed for packaging our dairy, babyfood and juice products, consisting mainly of aseptic paper, none-aseptic paper, plastics (PP, PE, Polysterene and others), foils and corrugated board. Our main supplier of composed material for the production of milk and juice carton containers is Tetra Pak, the world leader in manufacturing equipment and materials for aseptic packaging of liquid food products.

OJSC Tetra Pak AO (“Tetra Pak”) supplied approximately 67.2%, 65.0% and 63.1% of our total packaging materials in value terms in 2007, 2008 and 2009 (including carton, plastic, foil and other materials), and we are substantially dependent upon this packaging supplier to meet our requirements.

As a major Russian consumer of Tetra Pak products, we have annual contracts with Tetra Pak, which supplies us from its Russian plants as well as from its other European plants.

We have established similar relationships with companies such as SIG Combibloc (aseptic paper for juice and milk) and Elopak (none-aseptic paper for dairy products).

As part of our strategy to increase locally produced raw materials, we are developing relationships with Russian manufacturers of packaging materials, in particular with companies such as Gofra, Gotek, Stirolplast, FormalineGrainer, Interpak, Polex, Formaplast, Eximpack, Lukoil-Neftekhim and Planet Thermoforming.

We are focused on two main areas in building our procurement strategy:

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

Insurance

We maintain property insurance coverage for our production facilities and our warehousing facility in Tomilino. The insurance coverage has been taken out on an “All Risks” basis covering buildings and equipment at our production facilities for the total sum of $1.0 billion. We have insurance for business interruption at production facilities with the total coverage of $0.9 billion.

We have product liability insurance for our production and distribution operations Russia with $2.5 million liability coverage per insurance claim within the territory of Russia, the CIS countries and Mongolia, and $5.0 million liability coverage per insurance claim worldwide except for the claims made on territory of Russia, the CIS countries and Mongolia, with a cumulative coverage limit of $5.0 million.

We have general liability insurance covering production and distribution operations with $5.0 million liability coverage per claim and in the annual aggregate within the territory of Russia and Ukraine, and $1.0 million liability coverage per claim and in the annual aggregate within the territory of Uzbekistan and Kyrgyzstan.

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

Government Entities Involved

In addition to the federal executive bodies and their structural subdivisions that have authority over general issues, such as defense, internal affairs, security, border service, justice, tax enforcement and rail transport, there are a large number of government agencies directly involved in regulating and supervising the quality and safety of food in the Russian Federation.

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

The Federal Service for Supervision in the Area of Protection of Consumer Rights and Human Welfare. This Service is the principal federal body authorized to supervise sanitary and epidemiological issues in the Russian Federation. The Service enforces sanitary-epidemiological rules (which include sanitary rules, sanitary standards and hygienic requirements) and monitors the sanitary conditions of production sites and equipment, compliance with sanitary standards for raw material and finished product storage at manufacturing plants, compliance with sanitary standards for the storage and sale of food products and safety at wholesale and retail outlets and businesses catering to the public. The Service also carries out inspections of sellers’ premises.

The Federal Agency for Technical Regulation and Metrology. This Agency manages government property in the sphere of technical regulation and metrology. On a temporary basis, until such functions are transferred to other federal authorities, the Agency oversees compliance with obligatory general and industrial standards. This Agency is subordinated to the Ministry of Industry and Energy.

The Federal Service for Veterinary and Phyto-Sanitary Supervision. This Service supervises the sanitary safety of raw food materials used in the production of food products and beverages where such raw food materials are derived from animals. This Service is subordinated to the Ministry of Agriculture.

Applicable Food and Health Legislation

The principal Russian legislation regulating the quality and safety of food and beverages includes the following:

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

Food products and beverages must be transported in specially equipped vehicles, for which sanitary registration documents must have been issued. Adherence to transportation and storage requirements is a very important component of securing delivery of a quality product from producer to consumer’s table, especially during the summer months.

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

Competition and Pricing

The Federal Antimonopoly Service is the governmental agency that regulates the prevention and limitation of monopolistic activity and the support of competition in the market. The Federal Law on the Protection of Competition prohibits the abuse of a dominant market position to limit competition. Following the sudden and, in some cases, substantial increases in food prices in 2007, FAS initiated inspections of food producers, including us, as well as distributors and retail chains throughout Russia in order to determine whether these price increases were caused by price collusion among producers and retailers. Regional divisions of FAS have undertaken inspections of our operations in Omsk, Voronezh, St. Petersburg, Krasnoyarsk, Ufa and Moscow. Although said inspections have been resolved positively for us, we cannot guarantee that the analogous proceedings will not be instituted in the future and as a result we will not be held liable.

In addition, FAS may categorize a company controlling over 50% of a market or otherwise able to control the market conditions as a dominant force in such market. Companies controlling over 35% are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area.

Our babyfood business is categorized as a monopoly in Moscow and the Moscow region, placing restrictions on our ability to increase our profit margins for that business. Our Moscow-based subsidiary, Moscow Baby Food Plant was included on the list of entities holding dominant position in the Moscow region baby food market. In 2007, we merged Moscow Baby Food Plant into our Moscow-based subsidiary Wimm-Bill-Dann and received all requisite approvals from FAS for such merger. Although Moscow Baby Food Plant no longer exists, it remains on the list of entities holding dominant position in the Moscow region baby food market. Wimm-Bill-Dann, however, has not been categorized by FAS as an entity holding dominant position in the Moscow region babyfood market. Any future ruling that Wimm-Bill-Dann or any of our other businesses are a monopoly could result in the regulation of our prices and restrictions on our commercial activities. Although the Company is not currently included in the local or national FAS registry we cannot guaranty that we will not be included in such registry in the future.

Because of our significant market position, the Federal Antimonopoly Service monitors our activities and our subsidiaries are required to notify the Federal Antimonopoly Service on the monthly basis on our milk products prices and raw milk prices. We are also required to notify the Federal Antimonopoly Service and/or apply for its prior approval for the acquisition of other companies.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Further restrictions on our babyfood business which is categorized as a monopoly, the extension of monopoly status to our other businesses, or a finding that we or our distributors have violated antimonopoly laws could result in further regulation of our prices and restriction on our commercial activities”  and “—Any finding by FAS that our businesses have acted in violation of the antimonopoly laws may result in the imposition of substantial fines and the imposition of government-determined prices, restrictions on our activities or expansion, or government-mandated withdrawal from regions or markets where we currently operate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Trade Law

On February 1, 2010, the Federal Law “On framework of state regulation of trading activities in the Russian Federation,” or the Trade Law, came into force. The Trade Law introduces a number of new requirements in respect of manufacturers, distributors and chain retailers in the sphere of food products that may significantly affect our operations. These requirements include, among other things, a prohibition on unfair competition and other discriminatory activities, requirements relating to the content and terms of supply agreements, as well as provisions on the regulation of prices and retail margins by Russian governmental authorities. In particular, according to the Trade Law, the federal government can, under certain circumstances, set the maximum retail prices for food products of “social significance” within the territory of one or more regions of Russia for up to 90 days.

The Trade Law also limits the remuneration paid under supply contracts by suppliers to distributors or retail chains in the form of bonuses for marketing, promotional and similar activities to a maximum 10% of the price of the acquired food products and prohibits the payment of bonuses for products of social significance altogether. Additionally, the Trade Law requires that we, retailers and distributors disclose on our websites or make available on demand our main supply conditions, including the material terms of supply contracts.

Although the Trade Law also contains provisions that may positively affect our relations with chain retailers, including new restrictions on retailers’ ability to charge suppliers for the opportunity to supply new store locations and modifying the range of products supplied, it is too soon to predict the overall impact of the new law.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— The Russian government has the power to regulate the prices for goods of social significance, including food products that we make.”

C. Organizational Structure

The following table sets out our primary production subsidiaries, their countries of incorporation and our aggregate beneficial ownership interest and voting interest in each subsidiary as of April 20, 2010.

Plant	Ownership Interest	Country of Incorporation
Wimm-Bill-Dann Plant (1)	98.68%	Russian Federation
Karasuk Dairy Plant	93.80%	Russian Federation
Wimm-Bill-Dann Ukraine (2)	98.53%	Ukraine
Moloko Veidelevki	100.00%	Russian Federation
Tuymazinskiy Dairy Plant	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	Kyrgyz Republic
Gulkevichy Dairy Plant	52.27%	Russian Federation
WBD Toshkent	100.00%	Republic of Uzbekistan
Bolsherechensk Dairy Plant	79.78%	Russian Federation
Beverage plants
Wimm-Bill-Dann Beverages (3)	100.00%	Russian Federation
Essentuki Mineral Water Plant at CMW	100.00%	Russian Federation
Farms
Trud	96.55%	Russian Federation
Atamanskoe Farm	99.54%	Russian Federation
Plemzavod Za Mir and Trud	100.00%	Russian Federation
Zavety Ilyicha	99.59%	Russian Federation
Niva	94.62%	Russian Federation

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

(2) Formerly Kiev Dairy Plant No. 3. In 2007 we merged Buryn Powder Milk Plant and Kharkov Dairy Plant into Wimm-Bill-Dann Ukraine.

(3) Formerly Ramenskiy Dairy Plant

D. Property, Plants and Equipment Production facilities

We currently manufacture our products at 37 production facilities, including 31 production sites that produce dairy products, two babyfood production sites, two water production subsidiaries and two plants that produce exclusively juices. We have made substantial investments to maintain and enhance quality, lower costs and increase productivity. Over 2007, 2008 and 2009 we invested approximately $512.9 million in the modernization of our existing production facilities and $27.7 million in the purchase of minority stakes in our existing production subsidiaries.

Our main production plants are capable of managing the production of a diverse and evolving product range, enabling us to adapt quickly to changes in consumer demand on a seasonal basis or otherwise. We continue to implement cost-cutting programs at all of our plants and introduce innovative products and packaging formats.

We are also reviewing our production staff numbers with the aim of enhancing productivity. Sales per production employee, calculated on the basis of our total headcount, which is a common measure of productivity used in the food industry, was $220,145 per employee in 2007, $287,473 per employee in 2008 and $247,062 per employee in 2009.

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

(1)          “Acquisition” means the purchase of more than 50% of the issued share capital. Only plants acquired by us as of April 20, 2010 are included in this table.

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

(3)          Formerly Ramenskiy Dairy Plant

(4)          Formerly Kiev Dairy Plant № 3. In December 2007 Buryn Powder Milk Plant and Kharkov Dairy Plant were merged into Wimm-Bill-Dann Ukraine.

As of December 31, 2009 and 2008 the assets that served as collateral for certain of our short- and long-term loans consisted of the property, plant and equipment with a net book value of $21.6 million and $75.5 million, respectively.

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

Russian Business Environment

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The recent global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia in 2008 and the following economic downturn adversely affected our financial condition in 2009.

The current economic environment is challenging and we believe that the outlook for the next several years presents significant challenges in terms of sales volume and pricing as well as input costs. Specifically, the current economic conditions create uncertainty about (1) the level of demand for our products; (2) the pricing of major commodities manufactured by us; (3) the exchange rate between the ruble and the U.S. dollar and its impact on our financial condition.

We believe we have taken measures to deal with the uncertainties in our operating environment and that our operating cash flows in 2010 will be sufficient to allow us continue to operate in the normal course of business including routine working capital and priority capital projects, assuming the successful managing of our debt.

Business Structure

We have organized our business into three segments:

•                  the dairy segment, comprising the production and sale of milk, yogurts, desserts and other dairy products, it also provides processing services to our beverage segment. The dairy segment also includes our agricultural subsidiaries;

•                  the beverages segment, comprising the production and sale of juice, nectars, traditional berry-juice-based drinks, mineral water and other beverage products;

•                  the babyfood segment, comprising the production of liquid dairy babyfood, juice, purees and products for pregnant and nursing women.

The table below sets forth by segment our key dairy, beverage and babyfood subsidiaries:

Plant	Voting Interest	Country of Incorporation
Dairy plants
Wimm-Bill-Dann Plant (including merged Moscow Babyfood Plant, relating to Babyfood segment)	98.68%	Russian Federation
Karasuk Dairy Plant	93.80%	Russian Federation
Wimm-Bill-Dann Ukraine	98.53%	Ukraine
Moloko Veidelevki	100.00%	Russian Federation
Tuymazinskiy Dairy Plant	85.00%	Russian Federation
Bishkek Dairy Plant	96.10%	Kyrgyz Republic
Gulkevichy Dairy Plant	52.27%	Russian Federation
WBD Toshkent	100.00%	Republic of Uzbekistan
Bolsherechensk Dairy Plant	79.78%	Russian Federation
Farms
Trud	96.55%	Russian Federation
Atamanskoe Farm	99.54%	Russian Federation
Plemzavod Za Mir and Trud	100.00%	Russian Federation
Zavety Ilyicha	99.59%	Russian Federation
Niva	94.62%	Russian Federation
Beverage plants
Wimm-Bill-Dann Beverages	100.00%	Russian Federation
Essentuki Mineral Water Plant at CMW	100.00%	Russian Federation

Exchange Rates

The appreciation in real terms of the ruble against the U.S. dollar tends to result in an increase in our reportable costs and revenues, while depreciation of the ruble against the U.S. dollar in real terms tends to result in a decrease in our reportable costs and revenues. Following the general economic downturn, the ruble depreciated against the U.S. dollar in 2009 by 2.9%, based on the exchange rate as of December 31, 2009 as compared to the exchange rate as of December 31, 2008. This generally resulted in a decrease in the reported U.S. dollar value of our ruble-denominated assets and liabilities. The ruble depreciated by 27.8% against the U.S. dollar based on the average exchange rate in the year ended December 31, 2009 as compared to the average exchange rate in the year ended December 31, 2008. This generally results in a decrease in the reported U.S. dollar value of our ruble-denominated sales and operating expenses. Additionally, nominal depreciation of the ruble against the U.S. dollar has a similar effect when income statements of our non-U.S. dollar-denominated subsidiaries are translated into U.S. dollars while preparing our consolidated financial statements. As a result of ruble depreciation, we recognized a translation loss of $15.5 million in 2009, compared to a loss of $129.7 million in 2008 and gain of $41.0 million in 2007. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— Ruble depreciation could increase our hard-currency-denominated costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs” and Note 2 to our Consolidated Financial Statements included elsewhere herein for a description of our currency translation methodology.

A. Operating Results

Overview

We are one of the largest Russian manufacturers of dairy, beverage and babyfood products, with sales of $2,181.1 million, $2,823.6 million and $2,438.3 million in 2009, 2008 and 2007, respectively. Our reportable business segments in 2009 were dairy products, beverage products and babyfood products, which comprised 70.2%, 18.6% and 11.2% of our sales, respectively. Our principal geographic market is Russia, which accounted approximately for 92.0%, 93.0% and 93.0% of our sales in each of 2009, 2008 and 2007. We also have production facilities and distribution chains in the CIS countries of Ukraine, Kyrgyzstan, Uzbekistan and Georgia, as well as a distribution center in Kazakhstan.

Our products are typically priced in rubles for Russian sales and in local currencies for our sales in other CIS countries. Our direct costs, including personnel, utility and transportation expenses are incurred primarily in rubles, while direct materials costs are incurred primarily in rubles and U.S. dollars.

In 2009, our net income, attributable to WBD Foods shareholders increased by 14.6% to $116.5 million from $101.7 million in 2008 primarily due to a combination of favorable factors, such as raw milk purchase prices decline in the first through the third quarter of 2009 and decrease of juice concentrates prices in 2009, and selling prices growth in the beverages and babyfood segments.

 Our sales decreased by 22.8% in 2009, including year-on-year sales decreases of 27.0%, 14.1% and 4.0% in the dairy, beverage and babyfood segments, respectively. Ruble selling prices increased by 1.4% in the dairy segment, 4.6% in the beverages segment and 0.9% in the babyfood segment.  However, the average dollar selling price declined by from $1.44 to $1.11, or 22.9% per 1 kilogram in the dairy segment, from $0.93 to $0.76, or 18.2% per liter in the beverages segment and from $2.30 to $1.82, or 20.5% per 1 kilogram in the babyfood segment in the full year 2009 compared to 2008. By volume, dairy segment sales decreased by 8.0%, beverage segment sales increased by 5.0% and babyfood segment sales increased by 21.5% in the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Our selling and distribution expenses decreased in 2009 as compared to 2008 and slightly increased as a percentage of sales, from 17.3% to 17.4%. In particular, transportation tariffs tended to decline in 2009 whereas in 2008 we experienced transportation tariffs growth. This factor allowed us to decrease our transportation costs in 2009.

Over the past three years, we have been constructing new capacity, modernizing existing capacity. Our capital expenditures (excluding acquisitions) in 2009, 2008 and 2007 were $121.8, $195.3 and $192.7 million, respectively. Expenditures for acquisitions of noncontrolling stakes in certain of our subsidiaries, in 2009, 2008 and 2007 totaled $2.6, $3.3 and $21.8 million, respectively.

As of December 31, 2009, we had a total of $523.9 million in outstanding debt (consisting of loans, notes payable and vendor financing obligations). The short-term portion of our debt comprised 42.1% of our total indebtedness as of December 31, 2009. Additionally, of our total indebtedness as of December 31, 2009, 52.2% was denominated in foreign currency and 47.8% was denominated in rubles.

Below is a summary of our operational highlights for 2009 and the beginning of 2010.

Corporate and Operational Highlights for 2009

January	•	We changed our supply and production processes for all dairy products in accordance with new technical regulations in Russia, which came into force on December 31, 2008.

	•	We launched the new brand “Zdraivery” targeting children aged 4-9 years old with a wide portfolio of products, including traditional dairy products, yogurt, and dairy desserts, juice and smoothies.

	•	We launched the production of “Rodniki Rossii” brand mineral water sourced from the Essentuki region of Russia.

February-	•	We re-designed the entire line of “Chudo” products significantly improving

December		shelf visibility.

•

We successfully installed and put into operation 19 production lines at our production sites, including: ERMI, ARSIL, A3 Speed and Trepko. The new lines will enhance production efficiency of high-quality and complex products.

March	•

We carried out the re-branding of “Agusha”, one of the most popular babyfood brands in Russia with the aim of enhancing the brand awareness. We have improved the design for better visibility on shelf and improved its attractiveness.

	•	We launched a new line of yogurts and desserts under “BioMax” brand.

•

We repaid our ruble-denominated bonds in the amount of 4,660.3 million rubles ($158.6 million or $129.9 million at the exchange rate as of December 31, 2008 or March 6, 2009, the date of repayment, respectively).

May-June	•

We issued bonds on MICEX, raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of the transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September 2010 at 100% of the nominal value plus accrued interest.

May	•

We were ranked among the Top-40 companies globally for corporate reputation. WBD was ranked 37th globally by Forbes magazine and the Reputation Institution in their 2009 survey of the World’s Most Reputable Companies survey.

June	•

We received a strong corporate governance score from Standard & Poor’s. Standard & Poor’s Governance Services affirmed its governance, accountability, management, metrics and analysis (GAMMA) score of ‘GAMMA-7+’ on a 10-point scale.

October	•	We opened a dairy factory in Tbilisi, Georgia

	•	We installed and put into operation a warehouse management system in Nizhny Novgorod and Kazan.

	•	As part of the ongoing process of reorganizing our Sales and Distribution function we formed a Local Key Accounts Department to better serve our local customers.

November	•	We carried out a split of our ADSs, whereby the ratio was changed from 1 common share per 1 ADS to 1 common share per 4 ADSs. The split did not affect the number of common shares outstanding.

November-December	•	We implemented new terms and conditions for our distributors in Central Region, including a reduction in mark-ups for distributors when on-selling to sub-distributors and retailers.

December	•	We finished reconstruction of the Moscow Baby Food plant.

	•	We launched compote and mors beverages under the “Agusha” brand

Corporate and Operational Highlights for 2010

January	•	We launched sales of packed sliced cheese under our Lamber brand
February	•	We launched production of pasteurized milk in PET bottles under the “Domik v Derevne” brand.
February-March	•	We implemented new terms and conditions for our distributors in the South, Urals, Siberia and Far East regions.
April	•

Standard & Poor’s Governance Services affirmed governance, accountability, management, metrics and analysis (GAMMA) score of ‘GAMMA-7+’, noting positive developments in the on-going deployment of the Company’s risk management system and increase in the activity of the board-level corporate governance committee.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2009, 2008 and 2007:

	2009 (in thousands)	% of sales	2008 (in thousands)	% of sales	2007 (in thousands)	% of sales
Sales	$2,181,062	100.0	$2,823,564	100.0	$2,438,328	100.0
including:
Dairy	1,530,247	70.2	2,095,900	74.2	1,852,458	76.0
Beverages	406,609	18.6	473,196	16.8	414,117	17.0
Baby Food	244,206	11.2	254,468	9.0	171,753	7.0
Cost of sales	(1,452,737)	66.6	(1,910,528)	67.7	(1,654,879)	67.9
Gross profit	728,325	33.4	913,036	32.3	783,449	32.1
Selling and distribution expenses	(379,659)	17.4	(488,110)	17.3	(387,853)	15.9
General and administrative expenses	(137,440)	6.3	(171,400)	6.1	(180,922)	7.4
Other operating expenses	(9,552)	0.4	(8,383)	0.3	(704)	0.0
Operating income	201,674	9.2	245,143	8.7	213,970	8.8
Financial income and expenses, net	(43,224)	2.0	(101,504)	3.6	(16,851)	0.7
Provision for income taxes	(40,678)	1.9	(39,898)	1.4	(54,302)	2.2
Consolidated net income	117,772	5.4	103,741	3.7	142,817	5.9
Noncontrolling interests	(1,237)	0.1	(2,029)	0.1	(2,769)	0.1
Net income attributable to WBD Foods shareholders	$116,535	5.3	$101,712	3.6	$140,048	5.7

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In evaluating our operating results, we exclude the impact of currency translation as our primary statement of income accounts are denominated in Russian rubles so it is more meaningful to evaluate these figures without the impact of currency.  In order to exclude currency translation effects, we compare the current year results to the prior year using a fixed average exchange rate.

Sales

Sales decreased by 22.8% to $2,181.1 million in 2009 from $2,823.6 million in 2008. The dairy business is our largest segment, representing 70.2% of sales in 2009 compared to 74.2% in 2008.

	Year ended December 31,
	2009	% of sales	2008	% of sales
	(in thousands)	(in thousands)
Dairy products	$1,530,247	70.2	$2,095,900	74.2
Beverage products	406,609	18.6	473,196	16.8
Babyfood	244,206	11.2	254,468	9.0
Total sales	$2,181,062	100.0	$2,823,564	100.0

Decline in customers’ personal income and overall stagnation in the national economy as a result of general economic downturn adversely affected our sales.

The majority of our sales prices are stated in rubles. As a result, ruble depreciation against the U.S. dollar adversely affected our revenues when reported in U.S. dollars. Ruble depreciation in 2009 caused a decrease in our dairy segment sales by approximately $424.2 million, beverages segment sales by approximately $111.2 million and babyfood segment sales by approximately $67.8 million. The general economic downturn materially adversely affected both our sales volume and selling price as a result of changes in consumers’ preferences and switched demand to low-margin, economy-class products primarily in our dairy segment.

Sales in our dairy segment decreased by 27.0% to $1,530.2 million in 2009 compared to $2,095.9 million in 2008. Our sales volume decreased by 116 thousand tons or 8.0% to 1,337 thousand tons in 2009 from 1,453 thousand tons in 2008 primarily due to a raw milk shortage on the Russian market in the fourth quarter of 2009. The average dollar selling price decreased by 21.8% from $1.44 per kilogram in 2008 to $1.11 per kilogram in 2009, driven mainly by adverse effect of the ruble depreciation against the U.S. dollar. However, our average ruble prices per kilogram increased in 2009 in comparison with 2008 by 0.49 ruble per kilogram, or 1.4% from 35.8 ruble per kilogram to 36.3 ruble per kilogram, as a result of raw milk prices growth in the fourth quarter of 2009, driven by a shortage of raw milk on the Russian market.

Sales in our beverages segment decreased by $66.6 million, or 14.1% to $406.6 million in 2009 compared to $473.2 million in 2008.Our beverages segment sales volume increased by 25 thousand liters or 5.0% to 534 million liters in 2009 compared to 509 million liters in 2008. The average dollar selling price decreased by 18.1% from $0.930 per liter in 2008 to $0.761 per liter in 2009, driven primarily by the adverse effect of ruble depreciation against the U.S. dollar, which was partly off-set by the combination of favorable factors, including a 4.6% increase in ruble selling prices for our beverages segment products, 5.0% increase in sales volume and the improvements in our product mix.

Sales in our babyfood segment decreased by $10.3 million, or 4.0% to $244.2 million in 2009 from $254.5 million in 2008. Babyfood sales volume increased by 24 thousand tons, or 21.5% to 135 thousand tons in 2009 compared to 111 thousand tons in 2008 as a result of re-branding of “Agusha” brand and our leading positions on the babyfood market. The average selling price decreased by 20.5% from $2.30 per kilogram in 2008 to $1.82 per kilogram in 2009.

In 2009, 55.9% of our sales came from regions other than Moscow, compared to 56.0% in 2008. Regional sales represented 57.7%, 63.7% and 31.5% of dairy, beverages and babyfood segment revenues in 2009, respectively. We have focused for several years on sales growth in the regions through the expansion of our distribution and production capabilities in various regions, as well as certain CIS countries.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (raw milk for dairy and babyfood products, concentrates for juices and packaging materials for all products), which accounted for 80.0% and 83.9% of our total cost of sales in 2009 and 2008, respectively. The table below sets forth these costs for both 2009 and 2008:

	Year ended December 31,
	2009	%	2008	%
	(in thousands)	(in thousands)
Raw materials	$1,162,897	80.0	$1,602,540	83.9
Personnel	88,392	6.1	111,789	5.9
Depreciation and amortization	75,491	5.2	82,459	4.3
Utilities	39,541	2.7	53,177	2.8
Goods for resale	38,687	2.7	4,529	0.2
Other	47,729	3.3	56,034	2.9
Total cost of sales	$1,452,737	100.0	$1,910,528	100.0

Raw-material costs decreased by 27.4% in 2009. Raw materials also decreased as a percentage of sales to 53.3% in 2009 from 56.8% in 2008. Raw-material costs accounted for 55.9% of dairy sales in 2009 compared to 59.2% in 2008. This decline was primarily caused by significant ruble depreciation against the U.S. dollar, which favorably affected our raw-material costs by approximately $213.9 million, and the continued decrease in raw milk prices which began at the end of 2008 and continued through the third quarter of 2009. However, it was off-set by a sharp increase in raw milk prices in the fourth quarter of 2009 driven by a shortage of raw milk on the

Russian market. Raw-material costs accounted for 41.0% of babyfood sales in 2009 compared to 44.4% in 2008, primarily as a result of raw materials prices decrease in 2009. Raw-material costs decreased to 51.2% of beverage sales in 2009, compared to 52.7% in 2008 due to the decrease in the price of juice concentrates.

Our dairy and babyfood segments purchases of package materials and fruit concentrates, which are primarily denominated in hard-currencies, grew in 2009 in comparison with 2008, which resulted in an increase of share of hard-currency-denominated raw materials costs. In particular, 78.3% of our raw material costs were ruble-denominated and 21.7% were hard-currency-denominated in 2009, whereas 87.7% of these costs were ruble-denominated and 12.3% were hard-currency denominated in 2008. In the beverages segment, 16.7% of our raw material costs were ruble-denominated and 83.3% were hard-currency-denominated in 2009, and 21.6% of our raw material costs were ruble-denominated and 78.4% were hard-currency denominated in 2008.

Personnel expenses decreased by 20.9% in 2009 compared to 2008 due to our decreased employee headcount and the depreciation of the ruble against the U.S. dollar, which decreased our ruble-denominated personnel costs in U.S. dollar terms. The average number of production personnel decreased in 2009 by 10.1% to 8,828 compared to 9,822 in 2008 due to the staff optimization process which continued in 2009.

Depreciation and amortization decreased by 8.5% from $82.5 million in 2008 to $75.5 million in 2009 as a result of ruble depreciation against the U.S. dollar (favorable effect $21.0 million), which was partly off-set by depreciation charge of the capital expenditures we made in the fourth quarter of 2008 and in 2009 in order to increase our production capacity by improving our facilities and overall infrastructure.

Utility costs decreased by 25.6% in 2009 primarily due to significant depreciation of the ruble against the U.S. dollar in 2009, as our utility costs are incurred primarily in rubles.

Goods for resale increased to $38.7 million in 2009 compared to $4.5 million in 2008 due to a significant growth in the volume of co-packing products we sold as a result of the shortage of raw milk supplies in the fourth quarter of 2009.

Selling and Distribution Expenses

Selling and distribution expenses decreased by 22.3% in 2009 compared to 2008. As a percentage of sales, selling and distribution expenses increased to 17.4% in 2009 from 17.3% in 2008. Our selling and distribution expenses in 2009 and 2008 were as follows:

	Year ended
	December 31,
	2009	2008
	(in thousands)
Advertising and marketing	$139,532	$142,312
Personnel	92,223	120,183
Shipping and handling	89,086	135,598
Warehouse	14,787	13,285
Materials and supplies	458	13,124
Bad debt expense	4,511	8,156
Other	39,062	55,452
Total selling and distribution expenses	$379,659	$488,110

Advertising and marketing expenses decreased in 2009 by 2.0% or $2.8 million in absolute terms, and increased by 1.4% as a percentage of sales to 6.4% in 2009 from 5.0% in 2008. The decrease in expenses was caused by significant depreciation of the ruble against the U.S. dollar and decrease in the media inflation rates in 2009. However, our ruble-denominated marketing and advertisement expenses increased mainly due to our continued investments in major and new brand promotions. The increase was primarily attributable to TV advertising expenses due to the increased volume of TV advertisements placed on Russia’s leading national television channels in 2009.

Personnel expenses decreased by 23.3% in 2009 compared to 2008. The average number of employees in our selling and distribution department decreased to 5,224 in 2009 from 6,005 in 2008 mainly due to the headcount optimization process that continued into 2009. As majority of our personnel expenses are denominated in rubles, significant depreciation of the ruble against the U.S. dollar favorably affected our personnel costs. Our payroll cost per employee per annum in our selling and distribution department decreased by 11.8% to $17,654 in 2009 from $20,014 in 2008, mainly due to reduction of personnel headcount and depreciation of the ruble against the U.S. dollar in 2009. Our personnel costs as a percentage of sales decreased to 4.2% in 2009 from 4.3% in 2008.

Shipping and handling costs, which primarily consist of external transportation costs, decreased by 34.3% in 2009, compared to 2008. Our transportation expenses as a percentage of sales slightly decreased to 4.1% in 2009 from 4.8% in 2008. The decrease in transportation costs was mainly caused by depreciation of the ruble against the U.S. dollar, and by slight decrease in shipping rates in 2009.

Our bad debt expenses slightly decreased to 0.2% as a percentage of sales in 2009 from 0.3% in 2008 primarily due to improved debt collectability in 2009. See also “B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Allowance for Doubtful Accounts” below.

General and Administrative Expenses

General and administrative expenses decreased by 19.8% in 2009 compared to 2008, and increased as a percentage of sales to 6.3% in 2009 from 6.0% in 2008. Our general and administrative expenses in 2009 and 2008 were as follows:

	Year ended
	December 31,
	2009	2008
	(in thousands)
Personnel	$76,710	$81,972
Taxes other than income tax	13,916	17,127
Depreciation	11,869	17,700
Audit, consulting and legal fees	5,653	11,985
Materials and supplies	709	4,570
Communication costs	3,835	4,489
Rent	1,209	3,695
Other	23,539	29,862
Total general and administrative expenses	$137,440	$171,400

Personnel expenses decreased by 6.4%, primarily as a result of the depreciation of the ruble against the U.S. dollar and decrease in the average number of employees, which was partly off-set by severance payments. The average number of employees decreased to 2,247 in 2009 compared to 2,658 in 2008 due to our continued employee headcount optimization efforts, which resulted in the severance payments in accordance with labor agreements.

Depreciation expense decreased by 32.9% from $17.7 million in 2008 to $11.8 million in 2009, as a result of ruble depreciation against the U.S. dollar (by approximately $3.3 million), and a one-off transaction related to office facility upgrades, incurred in 2008 as part of our capital investments program budget. We completed our office assets renovation program in 2008 and no significant upgrades were undertaken in 2009.

Our expenses for audit, consulting and legal services decreased by 52.8% in 2009 compared to 2008, as result of the cost optimization scheme.

Other Operating Expenses

Other operating expenses increased to $9.6 million in 2009 from $8.4 million in 2008, mainly as a result of intangible assets, previously treated as indefinite-lives trademarks, impairment loss recognized as part of amortization expense.

Operating Income

Operating income decreased by 17.7% to $201.7 million in 2009 from $245.1 million in 2008, as a result of ruble depreciation against the U.S. dollar. In particular, the ruble depreciation against the U.S. dollar by 27.8% adversely affected our operating results in 2009 in comparison with those in 2008. The general economic downturn materially adversely affected both our sales volume and selling price as a result of changes in consumers’ preferences and switched demand to low-margin, economy-class products primarily in our dairy segment. As a percentage of sales, operating income increased from 8.7% in 2008 to 9.2% in 2009, primarily as a result of gross profit margin growth.

Earnings before Interest, Taxation, Depreciation and Amortization (EBITDA)

We present EBITDA because we consider it an important supplemental measure of our operating performance. EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, foreign currency exchange gain and losses, bank charges and other financial expenses and noncontrolling interest. EBITDA margin is EBITDA expressed as a percentage of sales.

Our consolidated EBITDA decreased by $54.4 million or 15.1% from $361.0 million in 2008 to $306.6 million in 2009 because of ruble depreciation against the U.S. dollar, which adversely affected our EBITDA by $85.1 million, which was partly off-set by combination of favorable factors, such as raw milk purchase prices decline in the first through the third quarter of 2009 and stable decrease of juice concentrates prices in 2009, ruble-denominated selling prices growth by 1.4%, 4.6% and 0.9% in the dairy, beverages and babyfood segments, respectively, and volume growth by 21.5% and 5.0% in the babyfood and beverages segments, respectively.

Our consolidated EBITDA margin increased by 1.3% from 12.8% in 2008 to 14.1% in 2009 as a result of selling prices growth and decrease of cost of sales.

EBITDA is a non-U.S. GAAP financial measure. The following table reconciles EBITDA to net income attributable to WBD Foods shareholders and EBITDA margin to net income attributable to WBD Foods shareholders as a percentage of sales.

	Year ended December 31,
	2009	% of sales	2008	% of sales
	(in thousands)	(in thousands)
Net income, attributable to WBD Foods shareholders	$116,535	5.3	$101,712	3.6
Add: Depreciation and amortisation	104,883	4.8	115,823	4.1
Add: Income tax expenses	40,678	2.0	39,898	1.4
Add: Interest expenses	33,467	1.5	44,544	1.6
Less: Interest income	(4,595)	(0.2)	(6,648)	(0.2)
Add: Foreign exchnage losses, net	11,616	0.5	61,357	2.2
Add: Bank charges	2,687	0.1	2,868	0.1
Add: Noncontrolling interest	1,237	0.1	2,029	0.1
Add:Loss (gain) on other financial income/expenses	43	0.01	(617)	(0.02)
EBITDA	$306,551	14.1	$360,966	12.8

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended
	December 31,
	2009	2008
	(in thousands)
Interest expense	$33,467	$44,544
Interest income	(4,595)	(6,648)
Foreign currency losses (gains), net	11,616	61,357
Bank charges	2,687	2,868
Other financial expenses (income), net	49	(617)
Total financial income and expense, net	$43,224	$101,504

Interest expense decreased by 24.9% in 2009 compared to 2008. This was mainly due to ruble depreciation against the U.S. dollar and a reduction in our average debt, which primarily consists of $250 million syndicated loan, received in April 2008, whereas our debt in 2008 additionally included notes payable that we repaid in 2009.

We received interest income of $4.6 million in 2009 compared to $6.6 million in 2008. Income was received from short-term investing of free cash accumulated for repayment of our ruble-denominated bonds, commencing in 2010.

In 2009 and 2008 our net income, attributable to WBD Foods shareholders was negatively affected by currency exchange rate fluctuations resulting in an $11.6 million and $61.4 million, respectively. The net foreign exchange loss primarily arose from our U.S. dollars denominated debt. In 2009 the average U.S. dollar rate appreciated by 27.8% against the ruble, and the average euro rate appreciated by 21.4% against the ruble in 2009, while the average U.S. dollar rate appreciated by 19.9% against the ruble, and the average euro rate appreciated by 15.3% against the ruble in 2008.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2009 and 2008 was as follows:

	Year ended
	December 31,
	2009	2008
	(in thousands)
Current provision	$44,058	$39,844
Deferred income tax charge/(benefit)	(3,380)	54
Total provision for income taxes	$40,678	$39,898

Provision for income taxes amounted to $40.7 million in 2009 and $39.9 million in 2008. These provisions comprise current income tax charges of $44.1 million in 2009 and $39.8 million in 2008, and a deferred tax benefit of $3.4 million in 2009 and expense of $0.1 million in 2008. Deferred tax benefits and charges arise on temporary differences between the bases of computing income under domestic tax principles and U.S. GAAP.

Effective January 1, 2009 the statutory income tax rate in Russia was reduced down to 20% from 24%. In the view of this change, we evaluated our deferred income tax assets and liabilities at the 20% income tax rate as of December 31, 2008. Resulting from that change in rate, the net deferred income tax expense decreased by $3.4 million in 2008.

The relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, for the years ended December 31, 2009 and 2008 was as follows:

	Year ended December 31,
	2009	2008
	(in thousands)
Income before provision for income taxes	$158,450	$143,639
Russian statutory tax rate	20%	24%
Income tax provision at Russian statutory rate	31,690	34,473
Tax effect of expenses not deductible for national statutory taxation purposes	10,695	13,238
Tax effect of income not taxable for national statutory taxation purposes	(668)	(3,193)
Tax effect of income tax at different rates	1,517	(1,290)
Increase (decrease) in valuation allowance	464	(1,594)
Tax effect of income tax rate change	—	(3,446)
Tax effect of other permanent differences	(3,020)	1,710
Provision for income taxes	$40,678	$39,898

For Russian income tax purposes, certain of our subsidiaries have accumulated tax losses incurred in 2004-2009, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses. As of December 31, 2009, for statutory income tax purposes, we had $47.0 million in tax losses available to carry forward expiring as follows:

(in thousands)
December 31, 2010	$20,712
December 31, 2011	1,696
December 31, 2012	2,256
December 31, 2013	1,710
December 31, 2014 and thereafter	20,658
Total loss carryforward	$47,032

Noncontrolling Interest

The noncontrolling interest reflects the net income and losses of our subsidiaries that are attributable to the noncontrolling interests in those subsidiaries. In 2009, net income attributable to noncontrolling interests in our subsidiaries decreased to $1.2 million from $2.0 million in 2008. Of these amounts, net income attributable to the noncontrolling interests in the dairy segment was $1.0 million in 2009 and $1.5 million in 2008, respectively. The decrease in noncontrolling interest was generally due to our acquisition of shares from minority shareholders.

Net Income Attributable to WBD Foods Shareholders

Net income attributable to WBD Foods shareholders increased in 2009 to $116.5 million (5.3% of sales) from $101.7 million (3.6% of sales) in 2008, primarily due to a reduction of foreign currency exchange losses by $49.7 million in 2009 and combination of favorable factors which off-set adverse effect of ruble depreciation against the U.S. dollar, such as raw milk purchase price decline in the first through the third quarter of 2009 and decrease of juice concentrates prices in 2009, ruble-denominated selling prices growth by 1.4%, 4.6% and 0.9% in the dairy, beverages and babyfood segments, respectively, and volume growth by 21.5% and 5.0% in the babyfood and beverages segments, respectively.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales

Sales increased by 15.8% to $2,823.6 million in 2008 from $2,438.3 million in 2007. The dairy business was our largest segment, representing 74.2% of sales in 2008 compared to 76.0% in 2007.

	Year ended December 31,
	2008	% of sales	2007	% of sales
	(in thousands)	(in thousands)
Dairy products	$2,095,900	74.2	$1,852,458	76.0
Beverage products	473,196	16.8	414,117	17.0
Babyfood	254,468	9.0	171,753	7.0
Total sales	$2,823,564	100.0	$2,438,328	100.0

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

Selling and Distribution Expenses

Selling and distribution expenses increased by 25.8% in 2008 compared to 2007. As a percentage of sales, selling and distribution expenses increased to 17.3% in 2008 from 15.9% in 2007. Our selling and distribution expenses in 2008 and 2007 were as follows:

	Year ended
	December 31,
	2008	2007
	(in thousands)
Advertising and marketing	$142,312	$137,965
Personnel	120,183	83,901
Shipping and handling	135,598	111,228
Bad debt expense	13,285	11,534
Materials and supplies	13,124	11,249
Warehouse	8,156	1,650
Other	55,452	30,326
Total selling and distribution expenses	$488,110	$387,853

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

General and Administrative Expenses

General and administrative expenses decreased by 5.3% in 2008 compared to 2007, and decreased as a percentage of sales to 6.0% in 2008 from 7.4% in 2007. Our general and administrative expenses in 2008 and 2007 were as follows:

	Year ended
	December 31,
	2008	2007
	(in thousands)
Personnel	$81,972	$102,195
Taxes other than income tax	17,127	17,200
Audit, consulting and legal fees	17,700	9,512
Depreciation	11,985	10,636
Materials and supplies	4,570	4,654
Communication costs	4,489	3,647
Rent	3,695	3,278
Other	29,862	29,800
Total general and administrative expenses	$171,400	$180,922

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

Earnings before Interest, Taxation, Depreciation and Amortization (EBITDA)

EBITDA is considered as a key performance indicator by our management in order to manage and evaluate performance of our business segments continuously. EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, foreign currency exchange gain and losses, bank charges and other financial expenses and noncontrolling interest. EBITDA margin is EBITDA expressed as a percentage of sales.

Our consolidated EBITDA increased by $60.4 million or 20.1% from $300.5 million in 2007 to $361.0 million in 2008 primarily because of operating profit growth to $245.1 million in 2008 from $214.0 million in 2007. Operating profit grew primarily as a result of cost control measures undertaken in the last three years.

EBITDA is a non-U.S. GAAP financial measure. The following table reconciles EBITDA to net income attributable to WBD Foods shareholders and EBITDA margin to net income attributable to WBD Foods shareholders as a percentage of sales.

	Year ended December 31,
	2008	% of sales	2007	% of sales
	(in thousands)	(in thousands)
Net income, attributable to WBD Foods shareholders	$101,712	3.6	$140,048	5.7
Add: Depreciation and amortisation	115,823	4.1	86,575	3.6
Add: Income tax expenses	39,898	1.4	54,302	2.2
Add: Interest expenses	44,544	1.6	34,988	1.4
Less: Interest income	(6,648)	(0.2)	(2,952)	(0.1)
Add: Foreign exchnage losses (gains), net	61,357	2.2	(18,120)	(0.7)
Add: Bank charges	2,868	0.1	2,912	0.1
Add: Noncontrolling interest	2,029	0.1	2,769	0.1
Add:Loss (gain) on other financial income/expenses	(617)	(0.02)	22	0.01
EBITDA	$360,966	12.8	$300,544	12.3

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

For Russian income tax purposes, certain of our subsidiaries have accumulated tax losses incurred in 2004-2008, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses effective January 1, 2008. As of December 31, 2008, for statutory income tax purposes, we had tax losses available to carry forward of $19.2 million expiring as follows:

Noncontrolling Interest

The noncontrolling interest reflects the net income and losses of our subsidiaries that are attributable to the noncontrolling shareholders in those subsidiaries. In 2008, net income attributable to noncontrolling interests of our subsidiaries decreased to $2.0 million from $2.8 million in 2007. Net income attributable to the noncontrolling interests in the dairy segment was $1.5 million in 2008 and $2.0 million in 2007, respectively.

Net Income, Attributable to WBD Foods Shareholders

Net income, attributable to WBD Foods shareholders decreased in 2008 to $101.7 million (3.6% of sales) from $140.0 million (5.7% of sales) in 2007, primarily as a result of the increase in financial expenses explained above.

B. Liquidity and Capital Resources

Capital Requirements

We need working capital to finance the following:

•                  repayment of debt;

•                  capital expenditures, consisting of purchases of property, plant and equipment;

•                  acquisitions; and

•                  dividend payouts.

In 2009, we continued to purchase property, plant and equipment in order to increase production capacity and to improve infrastructure at our new and existing subsidiaries.

Global Economic Conditions

Global market and economic conditions have been unprecedented and challenging since 2008, with tighter credit conditions and recession in most major economies continued into 2009. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers.  These factors have led to a decrease in spending by businesses and consumers alike.  Continued turbulence in the Russian, U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— We may be adversely affected by the current economic environment” and “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

Capital Expenditures

Our total capital expenditures in 2009, excluding acquisitions, amounted to $121.8 million. Capital expenditures in our dairy segment amounted to $76.8 million and related to the expansion of our packing and processing capacity, modernization of production and office infrastructure and improvement of raw milk processing and transportation equipment. Capital expenditures in our beverages segment amounted to $13.2 million and related mainly to the installation of new production lines and the modernization of our warehouse infrastructure. Capital expenditures in our babyfood segment amounted to $20.8 million and relate to the installation of new babyfood production lines. Our corporate and common capital expenditures, including those relating to IT infrastructure and software implementation, including ERP, totaled $11.0 million.

Our capital expenditures, excluding acquisitions, for the period from 2007 through 2009 are set forth in the following table:

	Year ended December 31,
	2009	2008	2007	Total
	In millions of U.S. Dollars
Dairy segment	$76.8	$140.7	$134.6	$352.1
Beverages segment	13.2	22.6	21.5	57.3
Babyfood segment	20.8	16.5	28.2	65.5
Corporate and common expenditures	11.0	15.5	8.4	34.9
Total capital expenditures	$121.8	$195.3	$192.7	$509.8

As of December 31, 2009, our capital commitments amounted to $33.8 million and were mainly attributable to construction projects and acquisitions of equipment. We plan to finance our capital commitments through cash generated by operating activities and through vendor financing.

Acquisitions of Subsidiaries and Purchase from Noncontrolling Interests

During 2009, 2008 and 2007, we made a number of acquisitions for total consideration of $3.0 million, $3.3 million and $21.8 million, respectively. The goal of these acquisitions was to expand into new markets, strengthen our operational presence in the regions of Russia and the CIS and to acquire noncontrolling interests in certain our subsidiaries. The following table summarizes our acquisitions in the last three years:

	Direct owner-
	ship interest	Acquisition cost
	acquired, %	(in US$ ‘000)
2009
WBD (purchase of noncontrolling interests)	0.44	$2,982
Total		$2,982
2008
WBD Beverages (purchase of noncontrolling interests)	2.57	$3,263
Total		$3,263
2007
Ochakovo Dairy Plant (purchase of noncontrolling interests)	4.71	$3,312
Obninsk Dairy Plant (purchase of noncontrolling interests)	33.51	11,877
Niva Farm	94.62	1,185
Angarsky Dairy Plant (MOLKA) (purchase of noncontrolling interests)	13.24	830
Georgian products	100.00	1,100

Acquisition of noncontrolling interests in subsidiaries	17.08	2,746
Other	various	750
Total		$21,806

See “Item 4. Information on Our Company” for more information on our acquired businesses and Note 3 to our Consolidated Financial Statements included elsewhere herein.

Capital Resources

We generally rely on operating cash flows and debt to finance capital expenditures and acquisitions. In addition, we finance a portion of our equipment purchases through vendor financing. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain indebtedness. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.” The global economic downturn may also affect our ability to refinance maturing liabilities and access debt and the capital markets to meet liquidity needs. See also “—Global Economic Conditions” above, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— We may be adversely affected by the current economic environment” and “—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.”

Debt

Our debt consists of notes, bank loans and vendor financing for property, plant and equipment, of which 52% are at fixed rates. The following table summarizes our debt position as of December 31, 2009 and 2008:

	At December 31, 2009	At December 31, 2008
	(in thousands)
Long-tem debt, including current portion:
Notes	$185,835	$247,647
Bank loans	308,306	335,789
Vendor financing	25,278	23,476
Total long-term debt, including current portion	519,419	606,912
Short-term debt	4,521	66,278
Total debt	$523,940	$673,190
Denominated in:
U.S. dollars	$251,008	$256,084
Euro	$22,411	$22,099
Rubles	$250,521	$395,007

Our total debt matures as follows:

Year	(in thousands)
2010	$220,507
2011	$266,113
2012	$16,682
2013	$6,664
2014 and thereafter	$13,974

Notes

Ruble Notes

On December 21, 2005, we issued 3,000,000 non-convertible ruble-denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3 billion rubles ($99.2 million at the exchange rate as of December 31, 2009, of which $13.2 million at the exchange rate as of December 31, 2009 have been repaid). The notes are redeemable on December 15, 2010. The interest rate of the coupon is 9%. The interest is payable semi-annually in arrears, commencing on June 21, 2006.

On March 6, 2009, we repaid ruble bonds, which were issued in March 2008 and which had a put option exercisable on March 6, 2009 in the amount of 4,660.3 million rubles, which is the equivalent of $128.6 million at the exchange rates at March 6, 2009.

In May and June 2009, we issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions or $99.5 million at the exchange rate as of December 31, 2009). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15% for the next one and a half years. As a result, the bonds are classified as current debt as of December 31, 2009. The annual interest rate of the coupon is 15% for the next one and half years. The interest is payable semi-annually commencing in September 2009.

Bank Loans

Substantially all of our long-term bank loans as of December 31, 2009 consisted of our U.S. dollar-denominated syndicated loan, and ruble and euro-denominated loans. Majority of our ruble-denominated loans were lent to our agricultural subsidiaries for capital expenditure financing purposes. Interest expenses incurred by our agricultural entities are subsidized by local governmental authorities. The following table sets forth our long-term debt structure as of December 31, 2009 and 2008:

	2009			2008
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
Euro-denominated (maturity 2011-2020)	2	$3,013	1.76%	2	$4,730	1.83%
Ruble-denominated (maturity 2010-2012)	29	55,293	8.46%	32	81,059	9.84%
U.S. dollar-denominated (maturity 2011)	1	250,000	2.02%	1	250,000	4.42%
Total amount of long-term borrowings		$308,306			$335,789
Less current portion of long-term loans		(22,308)			(8,632)
Total long-term loans		$285,998			$327,157

Our short-term debt balance as of December 31, 2009 consisted of loans granted to our agricultural entities. The following table sets forth our short-term debt structure as of December 31, 2009 and 2008.

	2009			2008
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
Euro-denominated		$—	—		$355	16.00%
Ruble-denominated	5	4,521	6.66%	7	65,923	14.97%
U.S. dollar-denominated		—	—		—	—
Total short-term loans		$4,521			$66,278

On April 25, 2008, we entered into an unsecured $250.0 million syndicated loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers maturing on April 25, 2011. The loan bears interest at an annual rate of LIBOR plus 1.5% (2.02% as of December 31, 2009), payable every three months. The proceeds of the loan were used for the refinancing of existing debt and general corporate purposes. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios which are being maintained by us.

From April through December 2009 a number of our subsidiaries entered into unsecured short-term ruble-denominated loan agreements with Alfa Bank borrowing 136.7 million rubles ($4.5 million at the exchange rate as of December 31, 2009) at an average annual interest rate of 6.7%. In addition, on August 28, 2009, one of our subsidiaries has borrowed 200 million rubles ($6.6 million at the exchange rate as of December 31, 2009) pursuant to a secured loan agreement with Alfa Bank maturing in 2012 at a fixed annual interest rate of 18%, which is subsidized by the local governmental authorities.

On June 3, 2009 we repaid in advance 1,250 million rubles ($42.5 million at the exchange rate as of December 31, 2008 or $40.7 million at the date of transaction) to Sberbank pursuant to a secured loan agreement.

In April and May 2009 we repaid 1,300 million rubles ($44.2 million at the exchange rate as of December 31, 2008 or $40.0 million at the exchange rate as of the dates of repayment) under a short-term unsecured loan with Alfa Bank.

Guarantees

At December 31, 2009 our major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans. We also guaranteed certain short-term and long-term bank loans received by third parties in the amount of $0.2 million.

The above-mentioned $250.0 million syndicated loan is unconditionally and irrevocably guaranteed by Wimm-Bill-Dann and Wimm-Bill-Dann Beverages pursuant to guarantees dated April 25, 2008 entered into with ING Bank N.V. as the agent.

Covenants and other matters

In the syndicated loan agreement, we agreed to certain covenants in respect of, among other things, liens, asset sales and transactions with affiliates and related persons, change of control, mergers and similar transactions, limitation on dividend or other payments affecting our subsidiaries and maintenance of certain financial ratios. In the guarantees, Wimm-Bill-Dann and Wimm-Bill-Dann Beverages agreed to similar covenants. Both the syndicated loan agreement and the guarantees are governed by English law. We were in compliance with the existing covenants as of December 31, 2009.

Vendor Finance

We have agreements with suppliers of equipment, which provide financing for periods ranging from 1 to 9 years. As of December 31, 2009 and 2008, our vendor financing obligations were $1.0 million and $6.0 million, respectively, 13.5 million euro and 12.1 million euro, respectively (equivalent to $19.4 million and $17.0 million as of December 31, 2009 and 2008, respectively) and 147.3 million rubles and 11.1 million rubles, respectively (equivalent to $4.9 million and $0.4 million as of December 31, 2009 and 2008, respectively). This financing is provided at average interest rate of 6.89%.

Cash Flows

A summary of our cash flows is as follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Cash provided by operating activities	$312,296	$321,190	$96,804
Cash used in investing activities	(125,262)	(181,681)	(183,481)
Cash provided (used in) by financing activities	(187,336)	162,499	71,869
Impact of exchange rate differences on cash and cash equivalents	(28,429)	(58,208)	7,950
Net increase (decrease) in cash	$(28,731)	$243,800	$(6,858)
Cash paid for acquisition of property, plant and equipment	$(128,846)	$(189,003)	$(189,049)
Cash paid for acquisition of subsidiaries, net of cash acquired	—	(327)	(5,290)
Vendor financed acquisitions of property, plant and equipment	15,533	6,967	6,860

In 2009, we financed our capital expenditures and noncontrolling interest acquisitions primarily through operating cash flows, vendor financing and bank loans (mainly at our agricultural subsidiaries).

We spent $125.3 million on our investment activities in 2009, including acquisitions of property, plant and equipment of $128.8* million, investments in direct finance leases of $0.9 million and $2.7 million proceeds from disposal of property, plant and equipment.

* Cash paid for property, plant and equipment in the amount of $128.8 million, which differs from our capital investments of $121.8 million due to change in payables for property, plant and equipment and capitalized interest cost in the amount of $2.3 million and $4.7 million, respectively.

We used $187.3 million in our financing activities in 2009, including net repayment of long-term notes payable of $153.5 million, proceeds from long-term notes payable, net of debt issuance costs of $95.8 million, net repayment of short-term loans of $56.3 million and treasury stock acquisition of $58.6 million and acquisitions of noncontrolling interests of $2.3** million.

Working Capital

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements are met by cash flows from operations.

In evaluating our working capital requirements, we exclude the impact of currency translation as our primary working capital accounts are denominated in Russian rubles so it is more meaningful to evaluate these balances without the impact of currency.  In order to exclude currency translation effects, we compare the current balance to the prior year using a fixed exchange rate.

In 2009, depreciation of the ruble against the U.S. dollar did not affect our working capital as significantly as in 2008. The ruble depreciated by 2.9% against the U.S. dollar as of December 31, 2009 as compared to December 31, 2008. This generally resulted in a decrease in the reported U.S. dollar value of our ruble-denominated assets and liabilities. We recalculated the turnover ratios using ruble-denominated balances in order to eliminate the foreign exchange effects.

As of December 31, 2009, our cash and cash equivalents balance was $248.5 million, of which $79.6 million was ruble-denominated, $164.1 million was euro and U.S. dollar-denominated and $4.8 million was denominated in other currencies. Net cash provided by operating activities was $312.3 million and $321.2 million for the year ended December 31, 2009 and 2008. The operating cash inflows were derived from payments received from our sales in dairy, beverages and babyfood segments, reduced by cash disbursements for direct labor, production materials, selling, distribution and other operating expenses. The decrease in net cash provided by operating activities was primarily caused by adverse effect of ruble depreciation against the U.S. dollar.

Net cash used in investing activities was $125.3 million and $181.4 million for the year ended December 31, 2009 and 2008, respectively. The investing cash outflows arose primarily from purchase of property, plant and equipment as part of our capital expenditure program, which was reduced in 2009.

Net cash flow used for financing activities in 2009 amounted to $187.3 million compared to $162.5 million earned from financing activities in 2008. In 2009 payments from cash flow were used to service our long term borrowings, the settling of bond issue and the purchase of treasury stock. In 2008 net cash flow from financing activities was supplemented by syndicated loan and ruble bond issue.

We define net working capital as total current assets net of cash and cash equivalents less the sum of trade accounts payable, advances received taxes payable, accrued liabilities and other current payables. Net working capital is a non-U.S. GAAP financial measure. The following table reconciles net working capital to consolidated balance sheet captions as of December 31, 2009 and 2008.

	December 31,
	2009	2008
	(in millions of U.S. dollars)
Total current assets	$641.5	$734.7
Less: Cash and cash equivalents	(248.5)	(277.3)
Less: Trade accounts payable	(135.8)	(133.9)
Less: Advances received	(10.8)	(8.3)
Less: Taxes payable	(13.7)	(19.0)
Less: Accrued liabilities	(55.0)	(33.9)
Less: Other payables	(28.2)	(43.1)
Total net working capital	$149.5	$219.2

** This amount consists solely of cash consideration, paid for OJSC WBD noncontrolling interest acquisition.

As of December 31, 2009 our net working capital balance was $149.5 million. Our working capital position as of December 31, 2009 decreased from $219.2 million as of December 31, 2008 primarily due to decrease in taxes receivables (not taking into account currency translation effect). Our net working capital, excluding currency translation effects, decreased by $65.8 million or by 30.0% as of December 31, 2009 in comparison with that as of December 31, 2008. We believe that our working capital is sufficient for our present requirements.

Taxes receivable decreased by $32.6 million, or 50.2% to $32.3 million as of December 31, 2009 from $64.9 million as of December 31, 2008. Excluding currency translation effects, taxes receivable decreased by $31.7 million or by 48.8% in comparison with the balance as of December 31, 2008. Taxes receivable represent VAT and other taxes owed to us by the state budget. Under existing tax legislation, we are able to offset this VAT receivable against income tax and other taxes payable to the state budget or to recover from the state budget in cash. We are taking all legally available steps, including filing litigation claims, to facilitate the recovery of tax receivables from the state budget. In 2009, $27.5 million of taxes were recovered from the state budget in cash.

Trade accounts payable increased by $1.9 million, or 1.5% to $135.8 million at December 31, 2009 from $133.9 million at December 31, 2008. Excluding currency translation effects, trade accounts payable increased by $5.9 million or by 4.4%. Trade payables turnover* averaged 32 days as of December 31, 2009 and 27 days as of December 31, 2008, this was achieved through management of working capital requirements. Following these requirements, we extended our payment period in contracts with suppliers of goods and services.

Trade receivables decreased by $13.4 million, or 10.7% from $125.5 million as of December 31, 2008 to $112.1 million as of December 31, 2009 after the allowance for bad debts of $9.3 million, as compared to $5.8 million as of December 31, 2008. Trade receivables, excluding currency translation effects, decreased by $10.1 million or by 8.1%. Trade receivables turnover** averaged 19 days as of December 31, 2009 and 20 days as of December 31, 2008 as a result improved collectability of receivables.

Inventory decreased by $32.4 million, or 14.5% from $223.8 million as of December 31, 2008 to $191.3 million as of December 31, 2009. Excluding currency translation effects, the inventory balance decreased by $29.1 million, or 12.9%. Turnover*** of inventory in days as of December 31, 2009 amounted to 48 days, as compared to 50 days as of December 31, 2008 as a result of a reduction in our stock of raw materials and finished goods.

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

* Trade payables turnover is calculated as the average trade payables balance, denominated in rubles for the years ended December 31, 2008 and 2009 divided by ruble-denominated cost of sales for 2009 and the average trade payables balance, denominated in rubles for the years ended December 31, 2007 and 2008 divided by ruble-denominated cost of sales for 2008 for the years ended December 31, 2009 and 2008, respectively.

** Trade receivables turnover is calculated as the average trade receivables balance, denominated in rubles for the years ended December 31, 2008 and 2009 divided by ruble-denominated sales for 2009 and the average trade receivables balance, denominated in rubles for the years ended December 31, 2007 and 2008 divided by ruble-denominated sales for 2008 for the years ended December 31, 2009 and 2008, respectively.

*** Inventory turnover is calculated as the average inventory balance, denominated in rubles for the years ended December 31, 2008 and 2009 divided by ruble-denominated cost of sales for 2009 and the average inventory balance, denominated in rubles for the years ended December 31, 2007 and 2008 divided by ruble-denominated cost of sales for 2008 for the years ended December 31, 2009 and 2008, respectively.

In 2009, both Standard & Poor’s (S&P) and Moody’s ratings agencies confirmed our credit ratings which are BB- by S&P and Ba3 by Moody’s. On December 18, 2009 Moody’s changed the outlook on our Ba3 corporate family rating to stable. Moody’s stated that the stable outlook factors in the established assurance factors under the company’s financial metrics and expectation of continuous relative resilience and capacity to generate stable operating cash flows in weak economic conditions. The outlook captures the performance challenges including the uncertainty of the recovery of consumer demand, input cost pressures and the risk of depreciation of the domestic currency.

Rating Agency	Company’s rating	Outlook/Watch
Moody’s(1)	Ba3	stable
Standard & Poor’s(2)	BB-	stable

(1) Rated on July 16, 2007, updated in December 2009.

(2) Rated on July 13, 2007, updated in December 2009.

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

Allowance for Doubtful Accounts

Allowance for doubtful accounts is established if there is objective evidence that we will not be able to collect the amounts due according to original contractual terms and it reduces receivables to amounts expected to be collected. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Our provisions cover individual balances where there is evidence that losses are probable as at the balance sheet date. We use significant judgment in estimating uncollectible amounts. Our allowance for doubtful accounts amounted to $9.3 million and represented 7.7% of trade receivables as of December 31, 2009 and $5.8 million and 4.4% of trade receivables of December 31, 2008. The 3.3% increase in 2009 was due to the general economic downturn and market instability. We recognized $4.5 million bad debt expense, representing 0.2% of our sales and $8.2 million bad debt expense, representing less than 0.3% of our sales as part of our selling and distribution expenses in 2009 and 2008, respectively.

Accounting for Income Taxes and Tax Uncertainties

The provision for income taxes is made for taxation of profits in the financial statements in accordance with the applicable legislation in force. We account for income taxes in accordance with provisions of ASC 740, Income Taxes (“ASC 740”), and related interpretations. We account for income taxes using an asset and liability approach for reporting purposes. We estimate the temporary differences (sometimes accumulated for more than one year) resulting from the timing differences of certain items for tax and accounting purposes. These differences arise between the years in which transactions affect taxable income and the years in which they enter into the determination of pretax financial income. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the increase or decrease in taxes payable or refundable in future years as a result of temporary differences and carry forwards at the end of the current year.

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

Our deferred tax assets were $16.6 million and $13.3 million as of December 31, 2009 and 2008, respectively. The benefits of tax loss carryforwards are recognized as deferred tax assets, when it is more likely than not that they will be fully utilized in the future. If it was determined it is not more likely than not that tax loss carryforwards will be utilized in the future, losses were provided as part of the deferred tax asset valuation allowance. As of December 31, 2009 and 2008 the tax effect of tax losses carryforwards were $7.0 million and $4.1 million, respectively. Out of this amount losses that were provided as a part of the deferred tax asset valuation allowance were $3.2 million and $2.0 million as of December 31, 2009 and 2008, respectively.

The deferred tax assets utilization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, we consider our projected taxable income and future probability of deferred tax assets utilization against deferred tax liabilities. As of December 31, 2009, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market-related and government-related uncertainties, as well as our management’s own future decisions. We are not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

The provisions of ASC 740 also prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Our policy is to comply fully with applicable tax regulations in all regions where our operations are subject to income taxes. However, there may be distinct interpretations of applicable tax legislation by local tax authorities on how the regulations should be applied in actual transactions. Our estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by our subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include our best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which we may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in the consolidated financial statements. This may affect income tax expense, profit or loss, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax statements are still open for tax audit for most of our subsidiaries at the balance sheet date. Our estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the tax audits of all open years based on the latest information available about the positions taken by each tax authority. We accrued $0.3 million and $0.5 million, including tax fines and penalties of $0.1 million and $0.1 million as a component of accrued liabilities as of December 31, 2009 and 2008, respectively.

The measurement effect on deferred tax assets and liabilities of changes in laws and rates is made in the period of enactment of the effect of an enactment change in the tax laws and rates. The effect is recognized in income from continuing operations.

Inventory Valuation

We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products. The identification process also includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer-specific trends and current market situation and prices. If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater than their carrying amounts, we would be required to adjust our inventories accordingly. Our inventory valuation allowance was $2.4 million, representing 1.3% of net inventories and $2.8 million, representing 1.2% of net inventories as of December 31, 2009 and 2008, respectively.

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

Buildings	10-50 years
Machinery and equipment	5-25 years
Computer hardware	2-7 years
Other	2-30 years

Assets acquired under capital leases are included in property, plant, and equipment and relate to machinery and equipment. Depreciation of capital lease assets is included in depreciation expense. Assets recorded under capital leases are included in machinery and equipment at the gross book value of $15.3 million with respective accumulated depreciation of $11.1 million as of December 31, 2009. The net present values of amounts due under capital leases are recorded as liabilities and included in other payables and other long-term payables.

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

Stock Option Plans

We follow the provisions of ASC 718, Compensation — Stock Compensation, (“ASC 718”), to account for our share-based awards. The Company’s shared-based awards have been accounted for as a liability and, as such, the awards’ fair value is remeasured at each reporting date until the date of settlement.

As recommended by ASC 718, we use closed-form model Black-Sholes to estimate fair value of share-based awards.

The determination of fair value of share-based awards on the date of grant and each subsequent reporting date, using an option valuation model, is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and projected employee exercise behaviors.

A summary of the assumptions used in the application of the Black-Sholes option valuation model for grants of stock appreciation rights outstanding as of December 31 were as follows:

	2009	2008	2007
Volatility (1)	61.00%-87.90%	66.22%	44.46%
Risk-free interest rate (2)	0.58%-1.69%	8.39%	6.08%
Dividend yield (3)	1.049%	0%	0.41%
Expected life (years) (4)	0.25-2.25 years	3 years	3 years

(1)                          The volatility is based on historical volatility of our common stock over the same term as the expected term of the award. ASC 178 requires the use of expected rather then historical volatility. Volatility affects the expected term because although option pricing theory contends that the optimal time to exercise an option is at the end of its term, the option holder may exercise the option early if the price of the stock price reaches a certain level. Employee exercise behavior is described as a suboptimal exercise factor. ASC 178 does not specify a method for estimating expected share price volatility, but it does require a process for making such estimates and for evaluating factors incorporated in that process.

(2)                          The risk-free rate is based on the Russian Federation Government Bond with expected term similar to the expected term of the award. The basis for it is the assumption that participants will exercise their awards as soon as they mature.

(3)                        The dividend yield is based on expected annual dividends per share and the share price as of the measurement date.

(4)                        The expected life is based on the contractual term of the outstanding share based awards and assumption that the share based awards will be exercised after the vesting period but before end of contractual term.

Impairment of Goodwill and Long-Lived Assets

We follow the requirements of ASC 360, Property, Plant and Equipment (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and ASC 350, Intangibles — Goodwill and Other (“ASC 350”)  in respect to impairment of goodwill and other intangible assets.

In accordance with ASC 350, we classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill.

For intangible assets with indefinite lives and goodwill, tests for impairment are performed at least annually or more frequently if events or circumstances indicate that assets might be impaired.

We use a relief-from-royalty methodology to determine fair value in conducting impairment assessments of trademarks, which are our indefinite-lived intangible assets. For indefinite-lived intangible assets, if the fair value is less than the carrying amount, an impairment charge is recognized in an amount equal to that excess. In 2009 we recognized $2.9 million impairment loss, included in amortization expense. We have determined that these assets will have a finite life, going forward, which we estimate to be four to seven years and we now classify these as definite lived intangibles with a net value of $13.3 million at December 31, 2009.

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

Goodwill was $105.6 million and $108.7 million as of December 31, 2009 and 2008, respectively, of which $97.8 million was allocated to the dairy segment and $7.8 million was allocated to the beverages segment as of December 31, 2009 and $100.8 million and $7.9 million as of December 31, 2008, respectively. Other intangible assets with indefinite useful lives were $0.6 and $18.2 million as of December 31, 2009 and 2008, respectively.

In determining the fair value of the reporting unit it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of reporting units includes future sales prices and volumes, the future development expenditure required to maintain the products’ marketability and the products’ lives.

The cash flow forecasts, supporting $97.8 million goodwill allocated to the dairy reporting unit and $7.8 million allocated to the beverages reporting unit demonstrated stable cash inflows based on the five year management forecast. The average selling price growth for the next five years was assessed at 7.4% for the dairy reporting unit and 3.2% for beverages, which we believe will not exceed the forecasted inflation rate. The terminal value of the reporting units at the end of year five assumes a 3.0% long-term annual growth rate, which is in line with our management’s view on the long-term growth rate for each reporting unit. The discount rates used for the estimated future cash flows included in the value in use calculations are based on our estimated weighted average cost of capital. The discount rate was estimated at 14.5%.

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

We perform impairment testing of long-lived assets in accordance with ASC 360. If the undiscounted cash flows are less than long-lived asset (group) carrying amount, we determine the fair value of the asset (group) and recognize the impairment loss, if the carrying value exceeds the fair value of the asset (group).

As of December 31, 2009, we believe our intangible assets with definite useful lives and long-lived assets will generate enough cash flows to recover their carrying value. No impairment test was performed for these assets as no impairment indicators were identified.

Impairment charges, if identified, are generally recorded in the line item other operating expenses, net in the consolidated statements of income. No impairment losses for long-lived assets with definite useful life and goodwill were recognized as of December 31, 2009, 2008 and 2007.

New and Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-6”) that amends Topic 820, Fair Value Measurements and Disclosures, of the FASB Codification. ASU 2010-6 requires separate disclosure of significant transfers between Level 1 and Level 2 fair value measurement inputs and a description of the reasons for the transfers. An entity is also required to present separately information about purchases, issuance, and settlements in the reconciliation for fair value measurements using Level 3 inputs. ASU 2010-6 amends existing disclosure requirements in regards of level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements that are effective for interim and annual periods beginning after December 15, 2010. The Company will adopt ASU 2010-6 from January 1, 2010. The Company does not expect ASU 2010-6 to have a material impact on the Company’s consolidated financial position and results of operations.

In January 2010, the FASB issued ASU 2010-2, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification (“ASU 2010-2”) that amends Topic 810, Consolidation, of the FASB Codification. ASU 2010-2 clarifies the list of operations that are within the scope of Subtopic 810-10, Consolidation—Overall, and related guidance. ASU 2010-2 also clarifies that if a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of transaction is addressed in other topics such as transfers of financial assets, revenue recognition, exchange of nonmonetary assets, sales of real estate, conveyances of oil and gas mineral rights. If no other guidance exists, an entity should apply guidance in Subtopic 810-10, Consolidation — Overall. ASU 2010-2 expands the disclosure requirements about the deconsolidation of a subsidiary or derecognition of a group of assets within the scope of Subtopic 810-10, Consolidation — Overall. ASU 2010-2 is effective for interim and annual reporting periods ending on or after December 15, 2009, and should be applied retrospectively to the first period that an entity adopted SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. The Company adopted ASU 2010-2 starting from annual consolidated financial statements as of and for the year ended December 31, 2009 retrospectively to January 1, 2009. Adoption of ASU 2010-2 did not have a material impact on the Company’s consolidated financial position and results of operations.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value (“ASU 2009-05”) that amends Subtopic 820-10, Fair value measurements and disclosures, Overall of Topic 820, of the FASB Codification. ASU 2009-05 provides clarification that in circumstances in which a quoted price in active market is not available, a reporting entity is required to use one or more of the following valuation techniques: valuation based on quoted price of identical liability when traded as an asset; quoted prices of similar liabilities or similar liabilities when traded as an assets, or any other technique consistent with the principles of Topic 820, such as present value technique. ASU 2009-05 also clarifies that a reporting entity is not required to include a separate input to existence of restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted if financial statements for prior period have not been issued. The Company will adopt ASU 2009-05 from January 1, 2010. The Company does not expect ASU 2009-05 to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2009, the FASB issued FASB ASC 855, Subsequent Events. FASB ASC 855 establishes the accounting for, and disclosure of, material events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In general, these events are recognized if the condition existed at the balance sheet date, and are not recognized if the condition did not exist at the balance sheet date. Disclosure is required for unrecognized material events to keep the financial statements from being misleading.

In February 2010 FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events, that removes the requirement to disclose the date through which subsequent events were evaluated. The guidance in ASC 855 as revised by the ASU is effective immediately (i.e., for financial statements available to be issued after 24 February 2010.).The Company adopted ASU 2010-09 amended ASC 855 starting from annual consolidated financial statements as of and for the year ended December 31, 2009. Adoption of ASU did not have a material impact on the Company’s consolidated financial position and results of operations.

Effective January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures for non-financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Because there usually is a lack of quoted market prices for long-lived assets, the Company determines fair value using the present value of estimated future net cash flows from using these assets or by using historical data of market transactions with similar assets where possible. Adoption of FASB ASC 820 for nonfinancial assets and liabilities did not have a material impact on the Company’s consolidated financial position and results of operations.

In December 2007, the FASB issued FASB Statement 141R Business Combinations (now ASC 805, Business Combinations), which was subsequently amended in April 2009. FASB ASC 805 retains the fundamental requirements in SFAS 141, Business Combinations, that acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, but expands the scope of acquisition accounting to all transactions and circumstances under which control of business is obtained. FASB ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. FASB ASC 805 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted FASB ASC 805 (as amended) from January 1, 2009. Adoption of FASB ASC 805 did not have a material impact on the Company’s consolidated financial position and results of operations.

In December 2007, the FASB issued FASB Statement 160 Noncontrolling Interests in Consolidated Financial Statements (now FASB ASC 810 Consolidation). FASB ASC 810 requires noncontrolling interest, previously called minority interest, to be presented as a separate item in the equity section of the consolidated balance sheet. It also requires the amount of consolidated net income attributable to noncontrolling interest to be clearly presented on the face of the consolidated statements of income and comprehensive income. FASB ASC 810 was effective for fiscal periods beginning on or after December 15, 2008. The Company adopted the provisions of FASB ASC 810 from January 1, 2009.  The adoption of FASB ASC 810 resulted in the reclassification of noncontrolling interests of $11,863 as of December 31, 2008, $13,862 as of December 2007, and $18,977 as of December 31, 2006 to equity as part of noncontrolling interests. Cash paid for acquisition of noncontrolling interests was also reclassified in Consolidated Statements of Cash Flows for years ended 2008 and 2007 from cash flows from investing activities to cash flows from financing activities in the amount $3,723 and $19,560, respectively.

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

D. Trend Information

Markets

According to the Ministry of Economic Development and Trade of the Russian Federation, gross domestic product (GDP) in Russia declined by 7.9% in 2009, following growth of 5.6% and 8.1% in 2008 and 2007, respectively. In 2010 GDP is forecast to increase by approximately 1.3%* in comparison with 2009 in accordance with the Ministry of Economic Development. Despite the decline in GDP disposable income levels continued to increase in 2009, although disposable income levels in the regions continued to lag behind those in Moscow. The Ministry for Economic Development predicts a moderate economy recovery over the period 2010-2012. Over the last decade preceding the economic downturn, improvements in Russia’s macroeconomic situation generally supported favorable trends in our key market segments. Dairy consumption has been shifting towards packaged products whereas the share of unpackaged dairy products has been steadily decreasing. In addition, consumers in Russia have, in recent years, consumed more fruit-containing, dessert and enriched products. We have seen an increasing preference for juice over fresh fruit, which generally accompanies increases in income. This has resulted in the growth in consumption of vitamin-rich products with varying tastes and nutritional characteristics, including increased demand for juice-containing beverages.

Although price inflation and the economic downturn which began in 2008, have had a negative effect on these trends, we believe that these positive tendencies in consumption will continue to develop as the economy recovers and resumes growth. At the same time, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies. In addition, the economic downturn accelerated the development of lower-cost products positioned as value-for-money alternatives However, we believe further growth will be driven by the global trends in health and wellness and convenience trends, which will be reflected in product launches and marketing campaigns in the coming years.

Consumption of babyfood continued to rise showing double digit growth in 2009, and we believe it will continue to grow in 2010. The increased production, variety and availability of babyfood, the trend for mothers to return to work more quickly following childbirth and the active promotion of babyfood and education efforts sponsored by the government and producers of specialized babyfood have also contributed to increasing product awareness and consumption.

* According to revised Development Plan for 2010 by the Russian Ministry of Economic Develeopment.

Dairy Segment

During the 1990s and the first part of this decade, raw milk volumes decreased in Russia due primarily to a fall in livestock numbers. However, from 2006 through the fourth quarter of 2009, raw milk supply grew consistently. In 2007 the raw milk supply increased by 2.3% , in 2008 supply increased by 1.1%  and in 2009 by 0.7% due to significant investments into farm development by major dairy producers, the enhanced effectiveness of cattle-breeding methods, the application of modern technologies by Russian farms and the National Program of Agro-Industrial Development, a government sponsored initiative offering interest free loans for the development of agriculture and the creation of large farming enterprises and regional milk collection centers.

While raw milk prices decreased during the first three quarters of 2009, they significantly increased in the fourth quarter of 2009, as a result of raw milk shortage on the Russian market.

Dairy product consumption was not significantly affected by the economic downturn, as traditional dairy products are generally considered to be staple consumer goods, and yogurts and dairy deserts were heavily promoted by producers throughout the year along with generous price discounting.

Our market leadership in the Russian dairy market depends on our ability to adapt to a rapidly changing marketplace. Until 2008, we were focused on capturing market opportunities generated by the emergence of a middle class, not only in Moscow and a handful of large cities, but across the country. This translated into greater health awareness and busier lifestyles. Our wide products portfolio, strategically positioned in different price segments, supported our sales during the economic downturn.

According to our estimates, the total market for packaged dairy products in Russia was 9.6 billion liters in 2007 and 9.3 billion liters in 2008. The decline in 2008 was due to significant price increases in retail product prices caused by the growth of global raw milk prices at the end of 2007. Despite the economic downturn in 2009, the market for packaged dairy products increased to 9.5 billion liters which was driven by increased consumption of traditional dairy products. Over the short-term, we believe that consumption may stay flat or decline due to another wave of raw milk price increases that began at the end of 2009 as well as a continued decline in disposable incomes. At the same time, given existing low per capita consumption, we believe that the Russian dairy market continues to provide a long-term opportunity for growth. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dairy-dessert products. We also expect continued growth in the consumption of products with extended shelf life, including sterilized milk.

Beverages Segment

At the end of 2008, depreciation of the ruble led to growth in the cost of imported juice concentrate, thus driving up the average market price for juice products. Combined with the weakened consumer purchasing power, the beverages market generally declined in volume and value terms in 2009. Despite the significant market slowdown, we managed to increase our beverage sales volumes in 2009 due to the launch of new products, strong marketing campaigns and the development of our distribution network.

In recent years, we have observed growing price awareness among consumers and this has led us to be more active in the lower-middle and economy price segments. We expect further growth in juice sales in these segments. We also believe that the average selling prices in the regions will, as a whole, continue to be lower than the average selling prices in Moscow and St. Petersburg, due to lower household incomes. Thus demand in the regions is higher for brands like “Lovely Garden” and the new “100% Gold Classic”, which delivered an outstanding performance in the deteriorating economic environment. In the Central region of Russia, where incomes are higher, we are focusing our efforts on providing beverage products in the upper-middle and premium segments like “J7”, our flagship upper-middle brand, “Wonder Berry” and the new “Zdraivery” brand.

Before the global economic downturn, the mineral water market in Russia grew rapidly. The market declined in 2009, as consumers replaced mineral water with much cheaper tap water. Notwithstanding this decline, we believe that the water market will deliver positive long-term growth due to increasing concerns about water quality among consumers and we plan to continue to grow our presence in this segment. Our water offerings include the premium “Essentuki” brand, which is traditionally known for its use for medicinal purposes and the new mid-price “Rodniki Rossii” brand, which allowed us to double the volume of our water portfolio in 2009. In the short term, however, we expect that the economic downturn may continue to cause the water market to shrink.

Babyfood Segment

Babyfood consumption in Russia increased during 2009, and we expect this growth to continue in 2010. The growth is driven by a number of factors: increased production, variety and availability of babyfood, the trend for mothers to return to work more quickly and the active promotion of babyfood. Government sponsored educational efforts coupled with the active position of babyfood producers have contributed to increased awareness of critical importance of proper nutrition in the earliest years for later life. Currently, higher and upper-middle income groups are driving consumption, with income growth in recent years increasing the demand for healthy, specialized products for babies across Russia, which are mostly in the premium price category. However, the lower price segment has started to emerge in the babyfood market as well.

With a growing middle class, Russian per capita consumption of babyfood is expected to rapidly catch up with Central and Eastern European levels. In addition, purchases by publicly owned institutions such as hospitals and children’s homes and targeted state-run programs aimed at childhood nutrition continue to play an important role, although the share of government purchases of the overall market is expected to decline.

The babyfood market is already consolidated, with the top five players accounting for approximately 74% of the total value in 2009, according to MEMRB. However, new players, foreign and domestic, continue to enter the market. Expansion into regional markets will require increased marketing and sales expenditure as well as higher transportation costs. We continue to review our options for expanding our babyfood production capacity in terms of volume and type of production as well as geographic location.

See also “Item 4. Information on Our Company—B. Business—Business Overview” for a discussion of trends in the dairy, beverages and babyfood markets.

E. Off-balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including capital commitments, notes payable and vendor equipment financing obligations.

The following table summarizes our future obligations and commitments under these contracts due by the periods indicated as of December 31, 2009.

	Payments due by periods At December 31, 2009
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	In thousands of U.S. Dollars
Notes payable	$185,835	$185,835	$—	$—	$—
Vendor financing obligations	25,278	7,843	15,227	2,208	—
Long-term loans	308,306	22,308	274,232	8,859	2,907
Short-term loans	4,521	4,521	—	—	—
Purchase obligations	33,793	33,793	—	—	—
Estimated interest expense	40,326	27,583	10,579	1,841	324
Total	$598,059	$281,883	$300,038	$12,908	$3,231

For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers, and their respective ages and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
David Iakobachvili(1)	1957	Chairman
Sergei A. Plastinin(1)	1968	Director
Guy de Selliers	1952	Director
Mikhail V. Dubinin(1)	1969	Director
Igor V. Kostikov (2)	1958	Director
Michael A. O’Neill	1945	Director
Alexander S. Orlov(1)	1948	Director
Marcus J. Rhodes(2)	1961	Director
Jacques Vincent	1946	Director
Evgeny G. Yasin (2)	1934	Director
Gavril A. Yushvaev(1)	1957	Director
Tony D. Maher	1956	Chief Executive Officer, Chairman of the Management Board
Dmitry V. Ivanov	1967	Chief Financial Officer, Management Board Member
Silviu Popovici	1968	Head of Foods Business Unit (incorporating Dairy and Baby Food), Management Board Member
Gary Sobel	1967	Head of Beverages Business Unit, Management Board Member
Oleg E. Kuzmin	1969	Head of Agricultural Business Unit, Management Board Member
Marina G. Kagan	1968	Head of Public Affairs, Management Board Member
Gennady K. Krainov	1951	Head of Information, Analysis and Control Department, Management Board Member
Roman V. Bolotovsky	1969	Head of Legal Office
Timofei V. Tarasov	1978	Director of International Unit

(1)   Party to the Amended and Restated Partnership and Cooperation Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are controlled by a group of shareholders whose interests could conflict with those of the holders of our securities.”

(2)   Member of the Audit Committee.

David Iakobachvili has served as Chairman of Wimm-Bill-Dann’s Board of Directors since May 2001. He is also founder and member of the board of directors of a number of businesses that he founded and developed into large agricultural, real estate, mining and entertainment holdings, including RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Coal mine Kolmogorovskaya-2 LLC, Managing Company Promuglesbyt LLC, Kolmogorovskoe shahtoupravlenie LLC and Metelitsa-Club CJSC. He also serves as the director of Airport Financial Services Limited, a financial services company. Mr. Iakobachvili also serves on the board of directors of a number of our subsidiaries, including Wimm-Bill-Dann OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkeksut OJSC, and Gulkevichi Creamery CJSC, Atamanskoe LLC, Zavety Ilicha OJSC, Niva CJSC, Trud OJSC. He is the Chairman of the Board of directors of RusBrand non-profit partnership and the Chairman of Committee on Social and Demographic Policy, member of the Presidium Office and the Vice-President of the Russian Union of Industrialists and Entrepreneurs. David Iakobachvili is the member of the Global Leadership Group in BASCAP (Business Action to Stop Counterfeiting and Piracy), and is the only representative from the Russian Federation. In addition, Mr. Iakobachvili plays an active role in the Russian Chamber of Commerce and Industry, the National Corporate Governance Council, the Russian-American Business Council, the Russo-British Chamber of Commerce, the Senate of Economic Advisers of the European Democracy Forum, the World Economic Forum and Monaco World Summit.

Sergei A. Plastinin has served as a member of our Board of Directors since May 2001. He served as the Chairman of the Management Board, which is our chief executive officer position, from 2001 to April 2006. Mr. Plastinin is also a founder and the chief executive officer of a number of businesses in the agricultural, real estate and fashion industries, including, among others, Kira Plastinina Style LLC, and Agropromholding Razvitie Regionov CJSC. Mr. Plastinin also serves on the board of directors of a number of our subsidiaries including Wimm-Bill-Dann OJSC, Wimm-Bill-Dann Ukraine OJSC, Bishkekesut OJSC, Karasuk CJSC and Gulkevichi Creamery CJSC. Mr. Plastinin has served as the Chairman of Council of the Russian Dairy Union since August 2000.

Guy de Selliers has served as an independent member of our Board of Directors since December 2001. Currently, Mr. de Selliers serves as a member of the board of directors of Solvay S.A., a global group of pharmaceutical and chemical companies, Wessex Grain (UK) and as a member of supervisory board of AMG Advanced Metallurgical Group N.V. Mr. de Selliers is also the Vice-Chairman of the Board at Fortis Group, an international financial services provider, the chairman of the board at HB Advisers/Hatch Corporate finance (UK) and Fortis (UK). From 2002 until 2008 Mr. de Selliers served as a member of the board of directors at MMC Norilsk Nickel. And from 2003 until 2008 Mr. de Selliers served as a member of the board of directors at furniture manufacturer Shatura OJSC.  During 2004 and 2005, Mr. de Selliers was a member of the international supervisory board at Fortis Group, an international financial services provider and, from 2001 through 2003 he served as Chairman of Leader Capital equity fund. During 1998 to 2000, he headed up the European business of Fleming Investment Bank. Mr. de Selliers served as chief executive officer of MC BBL investment bank from 1997 to 1998. Mr. de Selliers was also a deputy vice president of European Bank for Reconstruction and Development (the EBRD) from 1991 to 1997. He received a degree in engineering in 1975 and in economics in 1977 at the University of Louvain.

Mikhail V. Dubinin has served as a member of our Board of Directors since May 2001. Currently, Mr. Dubinin serves on the board of directors of several real estate companies that he founded or co-founded, namely Istra Springs LLC, Nadezhny Fundament LLC, Petri-trade LLC, Non-commercial partnership Benelux Residence and the member of the Steering Committee of non-commercial organization International community council on “Golden Falcon” order awarding.

Igor V. Kostikov has served as an independent member of our Board of Directors since June 2007. Mr. Kostikov serves as the chairman of the management board of the Institute of Stock. Market and Governance, as the general director of Almaz-Antey Thomson Broadcast, general director of the Institute of World’s Economic and International Relations, Chairman of the Board of Directors of BV Media CJSC, member of ICGN, member of academic council of the Russian Academy of State’s Governance and member of the ACPO, international advisory council. Since 2005, Mr. Kostikov has been a professor at the Moscow State University Business School, with a focus on world economy and finance and credit. From 2000 to 2004, Mr. Kostikov served as Chairman of the Federal Commission of the Securities Market. He is one of the authors of the Russian Corporate Governance Code. Between 1999 and 2000, Mr. Kostikov was Deputy Chairman of the Finance Committee in the St Petersburg City Administration. Between 1992 and 1993, he served as a managing director at UK-based Friends Providence Asset Management. He actively participates in the work of international organizations, including the OECD, EES, IBRD and EBRD, among others. Mr. Kostikov is a graduate of the economics department of Leningrad State University.

Michael A. O’Neill has served as an independent member of our Board of Directors since December 2001. Currently, Mr. O’Neil serves as a member of the board of directors and chief executive officer of Coca-Cola Icecek in Turkey. . From 1989 to 2000, Mr. O’Neill held various executive positions within the Coca-Cola Company. He received a degree in Industrial Engineering from the College of Commerce Rathmines in 1967.

Alexander S. Orlov has served as a member of our Board of Directors since May 2001. Mr. Orlov serves on the management board of Non-commercial partnership Benelux Residence. He also serves on the board of directors of our subsidiary: Wimm-Bill-Dann Ukraine OJSC. From 1992 and 1997, he was director of the dairy department and the general director of the Moscow Baby Food Plant. From 1997 to 1998, he was general director of the Lianozovsky Dairy Plant. Mr. Orlov graduated from the Moscow Technology Institute of Meat and Dairy Industry in 1975 with a degree in engineering.

Marcus J. Rhodes has served as an independent member of our Board of Directors since June 2008. He also serves as an independent director for Rosinter Group, Cherkizovo Group, WWP Papa John’s, Tethys Petroleum and Rusagro Group. Mr. Rhodes has 20 years of professional experience in auditing work. He has held various auditing positions with well-recognized financial services and consulting firms in different countries, including Poland and Russia. From 2002 to 2008, Mr. Rhodes acted as an audit partner for Ernst & Young and, in this capacity, was the audit partner in charge of the audit of Wimm-Bill-Dann Foods OJSC from 2002 to 2005. Mr. Rhodes earned degrees in accounting from Loughborough University in England in 1982, and from the Institute of Chartered Accountants in England & Wales in 1986.

Jacques Vincent has served as an independent member of our Board of Directors since June 2007. Mr. Vincent also serves as a member of the Board of Directors of Danone S.A., Syngenta (Switzerland), Cereplast, Inc. (USA) and Yakult Honsa Co. Ltd. (Japan), Yakult Honsa India, Institute Biophytis, Mediaperf (France) and Weight Watches Danone China Limited Chine. He also serves as well as a non-executive vice-chairman of Danone (France). Mr. Vincent was appointed vice chairman and chief operating officer of Groupe Danone in 1998. Prior to this, he was vice president of the Fresh Dairy Products division of Groupe Danone. Having spent most of his career with Groupe Danone, he occupied various positions as general manager of certain of its subsidiaries in France, Germany, Italy and the United States in the water and dairy businesses. He holds an engineering degree from Ecole Centrale de Paris, as well as a degree in economics and a Master of Science from Stanford University.

Evgeny G. Yasin has served as an independent member of Wimm-Bill-Dann Foods’ Board of Directors since December 2001. He has been a professor of the State University—High School of Economics since July 1998. Mr. Yasin also serves on the board of directors of an independent radio station Echo of Moscow CJSC. He also serves as the president of non-governmental fund Expert Institute and is the Chairman of expert council of Vnesheconombank. From 1994 to 1998, Mr. Yasin was Russia’s Minister of the Economy. He graduated from the Hydrotechnical Institute in 1957 with a degree in engineering and in 1963 from Moscow State University with a degree in economics.

Gavril A. Yushvaev has served as a member of our Board of Directors since June 2005. He is also a founder and member of the board of directors of agricultural, mining and real estate holdings, including RusAgroProject CJSC, Agrocomplex Gorki-2 CJSC, Mill Plant #4 OJSC, Coal mine Kolmogorovskaya-2 LLC, Managing Company Promuglesbyt LLC, Kolmogorovskoe Shahtoupravlenie LLC and Cattle Farm Naroosanovsky OJSC. Mr. Yushvaev also serves as the president of RusAgroProject CJSC.

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

Dmitry V. Ivanov has served as our Chief Financial Officer since May 2008 and as a member of our Management Board since 2008. He is also director of our subsidiary Wimm-Bill-Dann Finance LLC. Between 2003 and 2008, Mr. Ivanov served as first vice president of finance at

Sitronics, a publicly listed company within the AFK Sistema Group, where he was responsible for capital market transactions and corporate financial strategy. Prior to this, he worked in a variety of senior finance posts within the AFK Sistema Group, Multon, Creditanstalt Investment Bank and Small Enterprise Assistance Funds, a U.S. private equity fund. Mr. Ivanov graduated from the St. Petersburg Shipbuilding University in 1991 and in the same year received a Certificate in Accounting from the St Petersburg University of Economics. He holds an MBA from Vlerick Leuven Gent Management School.

Silviu Popovici has served as our Head of Foods Business Unit (which includes our dairy and babyfood businesses) since December 2008 and as a member of our Management Board since 2007. He also serves as the general director of our Moscow-based subsidiary Wimm-Bill-Dann OJSC. Prior to this, Mr. Popovici was the head of our Beverages Business Unit, a post he held upon joining us in September 2006.  He is also a member of the board of directors of the Russian organization Efficient Consumer Response. Mr. Popovici has extensive experience in sales, marketing, operations and general management with Bristol-Myers Squibb and Coca-Cola in Romania, Russia and Ukraine. From 2004 to 2006, Mr. Popovici worked as country manager for Coca-Cola HBC Ukraine.  He has a degree in physics from the University of Bucharest and an MBA from the London Business School.

Gary Sobel has served as our Head of Beverages Business Unit since December 2008 and as a member of our Management Board since 2008. Prior to this, Mr. Sobel served in several top-level positions within the company.  He joined us as the head of our Babyfood Business Unit in March 2007 and, thereafter he led our Marketing and Innovation group. Mr. Sobel began his career at Procter & Gamble, where for over 13 years he worked in various positions in Canada, the U.S., UK and Russia.  At Procter & Gamble, he worked on the Wal-Mart Customer Team, and headed up the In-store Marketing and New Product Performance for their Baby Care Division.  Mr. Sobel also led Dirol Cadbury (a division of Cadbury Schweppes) in Russia.  Mr. Sobel graduated with a B.A from Concordia University (Montreal, Canada) with a gold medal for highest standing in the Business Administration program. He received an MBA from the University of Western Ontario (Canada), where he graduated with Honors.

Oleg E. Kuzmin has served as Head of the Agricultural Business Unit since December 2008 and as a member of our Management Board since 2005. Mr. Kuzmin has been with us since 1995. He served as Head of the Dairy Business Unit between 2004 and November 2008 and as Head of Operations of the Dairy Business Unit from September 2003 to August 2004. Prior to that he served in various managerial positions, including head of the cheese project, director of the Nizhny Novgorod Dairy Plant, strategy director of the Lianozovsky Dairy Plant and marketing director of Wimm-Bill-Dann’s Trading Company. He also serves on the board of directors of a number of our subsidiaries, including Wimm-Bill-Dann Ukraine OJSC, Tuimazy Dairy Plant OJSC, Bishkeksut OJSC, Karasuk CJSC, Atamanskoe LLC, Zavety Ilicha OJSC, Niva CJSC and Trud OJSC. Mr. Kuzmin graduated from Moscow State Bauman Technical University and Moscow State University. He also received an MBA from the Academy of the National Economy of the Government of the Russian Federation.

Marina G. Kagan has served as Head of Public Affairs and a member of the Management Board since May 2004. From 2001 to 2004 Ms. Kagan was a partner at Shared Value, a London-based international financial public and investors’ relation firm. From 1998 through 2001 she was at Gavin Anderson & Co, an international investor and public relations consultancy, where she served on the board of directors. Ms. Kagan worked for BBC World Service from 1995 to 1998. Ms. Kagan graduated from Westminster University in London, England.

Gennady K. Krainov has served as Head of the Information, Analysis and Control Department since December 2003 and as a member of the Management Board since June 2005. Mr. Krainov is also a member of board of directors of our subsidiary Gulkevichi Dairy Plant CJSC. From 1975 until 2003, Mr. Krainov held managerial positions within national security bodies and at the tax police. He also worked for the Russian External Trade Ministry and Chamber of

Commerce and Industry. Mr. Krainov graduated from the Moscow Geology Institute and the Higher School of Committee for State Security, where he received a legal degree.

Roman V. Bolotovsky has served as our Head of Legal Office since January 1993. Mr. Bolotovsky has played a vital role in establishing and implementing our compliance and corporate governance policies throughout the group. He was also actively involved in our initial public offering and listing on the NYSE as well as numerous mergers with subsidiaries we have undertaken in recent years in order to streamline our corporate structure and operations. Mr. Bolotovsky graduated from the Moscow State Legal Academy in 1994, where he received a law degree.  He is currently a member of the Moscow City Bar.

Timofei V. Tarasov has served as our Director of International Unit since November 2008, where he has direct responsibility for all of our businesses in Ukraine, Central Asia and the Caucasus. Prior to joining us, Mr. Tarasov worked as a Project leader for the Boston Consulting Group, and held a number of key posts in sales and marketing at British American Tobacco and Honda Motors Co. Ltd., where he worked both in Moscow and certain regions of the Russian Federation. Mr. Tarasov graduated with distinction from Moscow State University of International Relations (MGIMO) in 2002 with a degree in international economic affairs. He also holds an MBA with distinction from INSEAD.

All of our directors were elected on June 19, 2009 and, pursuant to Russian law, their terms will expire on the date of our next annual shareholders’ meeting, which will take place in May, 2010.

B. Compensation of Directors and Senior Management

In 2009, the aggregate amount of compensation to the directors and Management Board members of Wimm-Bill-Dann Foods OJSC as a group for services in all capacities was $33.3 million.

No funds were set aside for pension, retirement and other similar benefits for the same directors and Management Board as of December 31, 2009, except those required by Russian legislation.

We compensate each member of the board of directors $100,000 annually (commencing in July of each year), plus transportation and lodging expenses incurred in connection with their attendance at board meetings, and up to $2,000 per year for other expenses incurred in connection with board-related activities. The Chairman of the Board is compensated $440,000 annually (commencing in July of each year) plus transportation and lodging expenses incurred in connection with board meeting attendance, and up to $2,000 per year for other expenses incurred in connection with board-related activities. In 2009 we also compensated each member of the Personnel and Compensation Committee $12,000 (4 meetings), each member of the Investment and Strategic Planning Committee $15,000 (5 meetings), each member of the Corporate Governance Committee $9,000 (3 meetings) and each member of the Audit Committee $25,000 (5 meetings) for participation in each planned and directly attended Committee meeting.

In 2006, we established a stock option plan for some of our executives. The exercise price of the options equals the average closing price of the stock over the 90 trading days period preceding each annual grant. Each tranche vests one-third annually over a three year period and can be settled in cash. The contractual terms of options are three to five years from grant date. One-third of each tranche vests annually over a three-year period and can be settled in cash.  The contractual terms of the options range from three to five years from the grant date.

In April 2007, we approved a Stock Appreciation Rights incentive program for members of our senior management. According to this program, certain members of our senior management are awarded Stock Appreciation Rights, or SARs, with an exercise price per SAR determined based on the average market value of our ADR. The exercise price of SARs equals the average closing price of the stock over the 90 trading days period preceding each annual grant.

Following a resolution by the Board of Directors on October 16, 2009 to amend its Depository Receipt program, Wimm-Bill-Dann Foods has completed a four-to-one split of its Depository Receipts. Before split one SAR represented one ADR, afterwards one SAR represents four ADR.

The exercise price of SARs granted in 2009 is $26.85. One-third of each tranche vests annually over a three-year period and is settled in cash. The contractual terms of the SARs are five years from the grant date. Cash paid by us to settle SARs exercised in 2009, 2008 and 2007 amounted to $6.4 million, $17.9 million and $0.6 million, respectively.  See also Note 20 to our Consolidated Financial Statements included elsewhere herein.

C. Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Each director is elected for a term that lasts until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eleven members, including six independent directors. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders. See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings.

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

Management Board

The composition of our Management Board, which consists of our executive officers, is determined by the Board of Directors and consists of seven members: Tony D. Maher, Marina G. Kagan, Oleg E. Kuzmin, Gary Sobel, Silviu Popovici, Dmitry V. Ivanov and Gennady K. Krainov. Members of the Management Board are nominated by the Chairman of the Management Board and confirmed by our Board of Directors for a term of three years. The Management Board is the collective executive body of the Company and, under the direction of the Chairman of the Management Board, is responsible for our day-to-day management. We indemnify each member of our Management Board pursuant to agreements, under which we indemnify them against, among others, expenses and costs incurred by them in connection with any claims, suits or proceedings arising out of or as a result of their service as a Management Board member, subject to certain limitations. The agreements also limit the liability of the Management Board members to compensate us for any losses caused by them, as well as our ability to take any action against them, subject to certain exclusions.

Chairman of the Management Board

In accordance with our charter, the Board of Directors appoints the Chairman of our Management Board, our chief executive officer, for a term of five years. The rights, obligations and the times and amounts of payment for the Chairman’s services are determined pursuant to our charter and by contract. The Chairman of the Management Board is responsible for day-to-day management of our activities.

Board of Directors Committees

Audit Committee

The Audit Committee of our Board of Directors was established on April 24, 2003 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is currently comprised of three independent directors, M. Rhodes, E. Yasin and I Kostikov. Our Board of Directors has determined that Marcus J. Rhodes is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Corporate Governance Committee

The Corporate Governance Committee of our Board of Directors was formed on June 1, 2007 by a decision of our Board of Directors and functions pursuant to bylaws approved by the Board. It is composed of G. de Selliers, who serves as Committee Chairman, D. Iakobachvili and M. O’Neill. According to the bylaws, the Corporate Governance Committee is tasked with assisting to the Board of Directors in implementing its functions in the following areas:

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

Audit Commission (for financial reporting under Russian law)

The Audit Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Audit Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Audit Commission. Our Audit Commission currently has seven members: N. B. Volkova, I.A. Vershinina, N.L. Polikarpova, T.V. Propastina, E.S. Solntseva, G.S. Sergeev and T.V. Shavero. The Commission operates in accordance with terms set forth in specific guidelines. The terms of all of our Audit Commission members expire on the date of our next annual shareholders’ meeting, which will take place in May 2010.

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

D. Employees

In 2009, we had an average of 16,299 employees within Russia and the other countries of the CIS, including 8,828 production employees, 5,224 marketing, sales and distribution employees and 2,247 general and administrative employees. We do not employ a significant number of part-time employees. Our employee headcount declined in both 2008 and 2009 as a result of our headcount optimization effort. We have not experienced any work stoppages, and we consider our relations with employees to be strong. Some of our employees are unionized and are employed pursuant to collective labor agreements.

Average for the year ended December 31,	Production	Marketing Sales and Distribution	General and Administrative	Percent Change over Prior Year
2009	8,828	5,224	2,247	-12%
2008	9,822	6,005	2,658	-7%
2007	11,076	5,712	3,008	2%

Our personnel enjoy a relatively high level of social benefits. We provide subsidies for meals, medical care and summer vacations for employees and their children. Our employees have opportunities to upgrade their qualifications by participating in professional and management education programs. We seek to maintain effective management teams at our plants by recruiting qualified new employees, as well as through customized retraining programs and on-site training in our leading plants. Programs for training personnel have been developed and implemented at all our regional plants as well as at our sales offices and corporate headquarters. In addition, since 2005, our corporate university has provided our personnel with professional training, development and advancement opportunities as well as a forum for sharing their knowledge and experience.  In 2009, we focused on professional education and development for both sales and production personnel. We also implemented performance appraisal procedures in accordance with the Hay

Guide Chart, allowing us to assess the individual performance of our employees and areas for their further development.

E. Share Ownership

The aggregate beneficial interest of our directors, senior management and employees as of April 20, 2010 was as follows:

Number of Shares of Common Stock	Number of GDSs	% Capital Stock Outst anding
16,140,110	9,116,780	41.9

For further description of the individual interest of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of April 20, 2010:

Name of Beneficial Owner	Number of shares owned	Percentage of Shares Outstanding	Number of Shares Owned in the Form of ADSs/GDSs*	Percentage of Shares Outstanding	Total Number of Shares Owned (Shares+Shares Owned in the form of ADSs/GDSs)	Total Percentage of Shares Outstanding (Shares + ADSs/GDSs)
Gavril A. Yushvaev(1)(2)	7,590,880	17.3%	1,038,638	2.4%	8,629,518	19.6%
Sergei A. Plastinin(1)(2)	1,713,604	3.9%	—	—	1,713,604	3.9%
David Iakobachvili(1)(2)	3,814,852	8.7%	803,783	1.8%	4,618,635	10.5%
Mikhail V. Dubinin(1)(2)	1,809,260	4.1%	264,112	0.6%	2,073,372	4.7%
I.M. Arteks Holdings Limited	183,639	0.4%	—	—	183,639	0.4%
Alexander S. Orlov(1)(2)	1,201,064	2.7%	172,662	0.4%	1,373,726	3.1%
Mikhail I. Vishnyakov(2)	200,000	0.5%	100,000	0.2%	300,000	0.7%
Viktor E. Evdokimov(2)	—	—	22,178	0.1%	22,178	0.05%
Dmitry V. Ivanov	10,450	0.02%	—	—	10,450	0.02%
Wimm-Bill-Dann Finance LLC (treasury stocks)	2,539,478	5.8%	—	—	2,539,478	5.8%
Wimm-Bill-Dann Beverages LLC (treasury stocks)	100,000	0.2%	—	—	100,000	0.2%
Other holders of ordinary shares	7,241,873	16.5%	—	—	7,241,873	16.5%
Holders of American Shares(3)	—	—	15,193,527	34.5%	15,193,527	34.5%
Total	26,405,100	60.0%	17,594,900	40.0%	44,000,000	100.0%

* -The number and percentage of ordinary shares underlying the ADSs and GDSs are presented in these columns. The actual number of ADSs and GDSs owned can be derived by dividing the number of ordinary shares presented by four, reflecting the ratio change that took effect on November 17, 2009 (whereby the former ratio of 1 ADS/GDS per 1 ordinary share was changed to 4 ADSs/GDSs per 1 ordinary share).

(1) Member of our Board of Directors.

(2) Party to the Amended and Restated Partnership and Cooperation Agreement.

(3) To the best to our knowledge, Groupe Danone, together with its subsidiaries, holds an 18.4% stake in Wimm-Bill- Dann Foods OJSC.

As of April 20, 2010, we had 44,000,000 shares of authorized and issued common stock, and 41,360,522 outstanding shares. On October 16, 2009, we amended our deposit agreement in order to change the ratio of our ADSs and GDSs from 1 Russian ordinary share represented by 1 depositary share (DS) to 1 Russian ordinary share represented by 4 DSs. The ratio change became effective as of November 17, 2009.  As of April 20, 2010, the total number of ADSs outstanding was 65,045,688 representing underlying ownership of 16,261,422 shares, or 36.96 % of our outstanding shares. The total number of GDSs outstanding was 5,333,912 representing underlying ownership of 1,333,478 shares, or 3.03 % of our outstanding shares. The shares underlying the ADSs and GDSs are deposited with Deutsche Bank Trust Company Americas and the local custodian is Deutsche Bank LLC. According to Capital Bridge Analytics, based on to the latest reported ownership available with the SEC, we have 79 record holders in the U.S., holding ADSs and/or shares comprising at least 10.93% of our total outstanding share capital.

Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

In 2006 through 2009, our shareholders entered into several transactions thus changing their shareholdings as follows: Gavril A. Yushvaev increased his shareholding from 19.45% in 2006 to 19.61% in 2009; Sergei A. Plastinin decreased his shareholding from 8.58% in 2006 to 5.95% in 2007, to 5.11% in 2008, to 4.08% in 2009 and to 3.9% in 2010; David Iakobachvili increased his shareholding from 10.14% in 2006 to 10.34% in 2007 and 10.50% in 2008; Mikhail V. Dubinin decreased his shareholding from 4.92% in 2006 to 4.71% in 2007; Alexander S. Orlov increased his shareholding from 3.02% in 2006 to 3.12% in 2007; and Mikhail I. Vishnyakov decreased his shareholding from 1.00% in 2006 to 0.68% in 2007.

In the period December 2008 through February 24, 2010, our 100% subsidiary Wimm-Bill-Dann Finance LLC acquired 2,639,478 of our ordinary shares, amounting to 6.0% of our total share capital. In addition, from December 2009 through February 2010, our 100% subsidiary Wimm-Bill-Dann Beverages OJSC received from Wimm-Bill-Dann Finance LLC 100,000 ordinary shares, amounting to 0.23% of our outstanding share capital.  For more information, see “Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Related Party Transactions

We have engaged in a number of transactions with companies directly or indirectly controlled by us as well as with companies directly or indirectly controlled by or affiliated with certain of our directors and key shareholders. These transactions included the following:

Milk Suppliers. During 2009, 2008 and 2007, we purchased milk from certain milk supplying companies, which are controlled by members of our control group of shareholders, amounting to $18.8 million, $15.3 million and $17.5 million, respectively. As of December 31, 2009 and 2008 accounts payable to these milk-supplying companies in respect of milk received amounted to $0.9 million and $0.5 million, respectively. We believe these transactions were on market terms.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

8.A.1-4 See “Item 18. Financial Statements”

8.A.5 Not applicable.

8.A.6 Export Sales

“See Item 4. Information on Our Company—B. Business—Sales and Distribution—Distribution—Export program” for a description of our export sales and activity.

8.A.7 Litigation

Other than the legal claims and proceedings described below, we are not involved in any claims or legal proceedings that we believe to be material.

FAS Claims

Following the sudden and, in some cases, substantial increases in food prices in 2007, FAS initiated inspections of food producers, including us, as well as distributors and retail chains throughout Russia in order to determine whether these price increases were caused by price collusion among producers and retailers. We and most of our key competitors in the dairy segment have been subject to several regional and federal FAS investigations since 2007.  For a description of past and pending investigations and litigation, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any finding by FAS that our businesses have acted in violation of the antimonopoly laws may result in the imposition of substantial fines and the imposition of government-determined prices, restrictions on our activities or expansion, or government-mandated withdrawal from regions or markets where we currently operate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Tax Claims

In 2008, the Russian tax authorities carried out an audit of Wimm-Bill-Dann OJSC for fiscal years 2004 through 2006 and found some of our suppliers negligent in paying or complying with their tax obligations. As a result, the authorities demanded that we reimburse VAT and income tax in the aggregate amount of approximately $7.8 million. In November 2008, we appealed this decision to higher tax authorities and in the court of first instance. The higher tax authorities partially invalidated these claims and reduced the total claims to approximately $2.0 million. In March 2010, the court of first instance upheld claim of tax authorities in the amount of $2.0 million. We plan to appeal this ruling. For a description of this and certain other tax-related risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Failures or alleged failures by our suppliers to comply with their tax obligations may negatively affect our ability to recover VAT and increase our tax liabilities” and “—If the various initiatives we have used to reduce our tax burden are successfully challenged and/or our ability to recover VAT and take advantage of certain tax benefits are disallowed by the Russian tax authorities, we may face significant losses associated with the assessed amount of tax deemed underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.”

8.A.8 Dividend Distribution Policy

We have a formal dividend policy, approved by our Board of Directors. Dividend payments, if any, must be recommended by our board of directors and approved by our shareholders. In particular, dividends may be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

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

B. Significant Changes

In February 2010 we purchased from the open market 485,500 shares into treasury, which constitute 1.10% of the Company’s share capital, for total consideration of $22.8 million.

On February 10, 2010 the Company repaid ruble loan to Moscow Production Resources Department in the amount of 411.5 million rubles, the equivalent of $13.6 million and $13.5 million at the exchange rates at December 31, 2009 and February 10, 2010, respectively.

Item 9. Offer and Listing Details

(Only items 9.A.4 and 9.C are applicable.)

A. Market Price Information

The following table sets forth the monthly high and low market closing prices per ADS on the New York Stock Exchange for each of the most recent six months; the quarterly high and low market closing prices per ADS for each quarter of 2008 and 2009, the first quarter of 2010 and for the period April 1, 2010 through April 20, 2010; and the annual high and low market closing prices per ADS during 2005, 2006, 2007, 2008, 2009 and 2010. Also set forth are the high and low market closing prices for shares of our common stock on the RTS.

	Shares of Common Stock		ADS
	High	Low	High	Low
April 2010	$58.19	$52.50	$23.93	$21.84
March 2010	$55.81	$50.19	$23.30	$18.50
February 2010	$66.15	$43.56	$22.43	$19.78
January 2010	$52.89	$43.47	$25.97	$18.88
December 2009	$52.24	$40.11	$24.00	$19.68
November 2009	$44.30	$33.33	$78.77	$18.95
First Quarter 2010	$66.15	$43.47	$25.97	$18.50
Fourth Quarter 2009	$52.24	$33.33	$84.94	$18.95
Third Quarter 2009	$40.89	$28.55	$73.07	$49.30
Second Quarter 2009	$41.92	$16.99	$63.98	$30.70
First Quarter 2009	$17.50	$11.47	$36.60	$21.50
Fourth Quarter 2008	$32.28	$11.02	$64.04	$13.68
Third Quarter 2008	$71.02	$31.76	$105.25	$63.87
Second Quarter 2008	$83.41	$72.35	$138.85	$104.58
First Quarter 2008	$92.79	$69.83	$144.40	$90.00
2009	$52.24	$11.47	$84.94	$18.95
2008	$92.79	$11.02	$144.40	$13.68
2007	$88.88	$49.13	$134.93	$56.49
2006	$56.24	$25.20	$66.59	$22.60
2005	$19.25	$15.50	$24.10	$14.42

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

General Matters

Pursuant to our charter, we have the right to issue registered shares of common stock, shares of preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 44,000,000 common shares, each with a nominal value of 20 rubles, all of which are fully paid and issued. Our outstanding stock as of December 31, 2009 consisted of 41,846,022 shares. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue 44,000,000 common shares with a nominal value of 20 rubles each. No preferred shares are authorized or outstanding. Preferred shares may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only shares of common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares.

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

•                  A person that has acquired more than 30% of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the FSFM as described below, if the shares are publicly traded, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offerer or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% (or 50% and 75% in cases referred to in the next sentence) of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company’s ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s issued ordinary shares and voting preferred shares.

•                  A person that as a result of an offer described in either of the preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at the price determined in the manner described in the preceding paragraph but not less than the highest price of the preceding acquisitions by the offerer.

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

Loan Agreement relating to the Loan Participation Notes and Guarantees

On April 25, 2008, we entered into a syndicated loan agreement with ING Bank N.V., ABN Amro N.V. and CALYON as mandated lead arrangers, pursuant to which mandated lead arrangers and syndicate lent to us a principal amount of $250.0 million on May 8, 2008. The loan matures on April 25, 2011, and interest is payable by us quarterly in arrears at an annual rate of LIBOR+1.75%.

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

In May and June 2009, we issued bonds on MICEX raising cash of 3 billion rubles, ($96.9 million at the exchange rates at the dates of transactions). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest. The annual interest rate of the coupon is 15% for the next one and half years. The interest is payable semi-annually, commencing in September, 2009.

Tetra Pak Agreements

Each of Wimm-Bill-Dann (formerly Lianozovsky Dairy Plant) and Wimm-Bill-Dann Beverages entered into a supply agreement dated January 1, 2009 to purchase packages for our products from JSC Tetra Pak AO of Moscow. The contracts were originally to terminate on December 31, 2009 but were extended through December 31, 2010. Total combined expenditures under these two contracts in 2009 amounted to €113.0 million ($157.1 million at average exchange rate as of December 31, 2009), excluding VAT. The total combined amount of our purchases in 2010 is estimated under the contracts at approximately €102 million, excluding VAT. In 2009, we purchased approximately 62.7% of our total packaging materials (including carton, plastic, foil and other materials) from Tetra Pak.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates and commodity and equity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectability of accounts receivable.

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

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2009, we had debt amounting to $523.9 million, which comprised variable-rate borrowings of $250.0 million and fixed-rate borrowings of $273.9 million. See also “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations.”

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current and future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such agreements in the future.

The following tables present our variable and fixed-rate debt obligations as of December 31, 2009 by expected maturity dates and related weighted average interest rates.

	Expected Maturity Date as of December 31, 2009
	Currency	2010	2011	2012	2013	2014 and thereafter	Total	Fair value	Interest rates at December 31, 2009
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Rubles	—	—	—	—	—	—	—	—
	U.S. dollars	—	$250,000	—	—	—	$250,000	$243,985	2.0%
Total variable rate debt		$—	$250,000	$—	$—	$—	$250,000	$243,985	2.0%

(1)           Our variable rate loans are linked to three month LIBOR +1.75% margin

	Expected Maturity Date as of December 31, 2009
	Currency	2010	2011	2012	2013	2014 and thereafter	Total	Fair value	Interest rates at December 31, 2009
	(in thousands of U.S. dollars)
Fixed-rate debt	Euro	$9,013	$7,996	$3,306	$804	$1,291	$22,410	$22,277	6.4%
	U.S. dollars	533	327	148	—	—	1,008	1,008	3.3%
	Rubles	25,125	7,790	13,228	5,860	12,683	64,686	58,629	8.2%
Fixed-rate Notes	U.S. dollars	—	—	—	—	—	—	—	—
	Rubles	185,835	—	—	—	—	185,835	181,381	12.2%
Total fixed rate debt		$220,506	$16,113	$16,682	$6,664	$13,974	$273,939	$263,295	10.8%

During 2009, our fixed-rate debt decreased to $273.9 million and our variable-rate debt remained unchanged and amounted to $250.0 million. Our variable-rate debt includes our U.S. dollar-denominated $250.0 million syndicated facility that we entered into on April 25, 2008. Our fixed-rate debt, which is mostly ruble-denominated and consists of loans rendered from Alfa Bank, Sberbank and UniCredit Bank primarily by our agricultural subsidiaries for construction purposes. A significant portion of these loans is subsidized by the local governmental bodies.  See Notes 12, 13 and 14 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

The following tables present our variable and fixed-rate debt obligations as of December 31, 2008 by maturity dates and related weighted average interest rates*.

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value	Interest rates at December 31, 2008
	(in thousands of U.S. dollars)
Variable-rate loans(1)	Rubles	—	—	—	—	—	—	—	—
	U.S. dollars	—	—	$250,000	—	—	$250,000	$250,000	4.0%
Total variable rate debt		$—	$—	$250,000	$—	$—	$250,000	$250,000	4.0%

(1)           * Our variable rate loans are linked to three month LIBOR +1.75% margin.

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value	Interest rates at December 31, 2008
	(in thousands of U.S. dollars)
Fixed-rate debt	Euro	$11,073	$6,496	$3,775	$480	$275	$22,099	$21,939	7.6%
	U.S. dollars	5,547	384	153	—	—	6,084	5,885	4.8%
	Rubles	72,883	48,146	7,129	6,172	13,030	147,360	139,588	12.1%
Fixed-rate Notes	U.S. dollars	—	—	—	—	—	—	—	—
	Rubles	159,153	88,494	—	—	—	247,647	219,260	9.2%
Total fixed rate debt		$248,656	$143,520	$11,057	$6,652	$13,305	$423,190	$386,672	10.1%

During 2008, our fixed-rate debt increased to $423.2 million and our variable rate debt increased to $250.0 million as a result of our incurrence of additional short-term and long-term debt. See also Notes 12, 13 and 14 to our Consolidated Financial Statements included under “Item 18. Financial Statements.”

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

As of December 31, 2009, our U.S. dollar debt position amounted to $251.0 million and our euro debt position amounted to $22.4 million, compared to a U.S. dollar debt position of $256.1 million and euro debt position of $22.1 million as of December 31, 2008.

	Expected Maturity Date as of December 31, 2009
	Currency	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$210,960	$7,790	$13,228	$5,860	$12,683	$250,521	$240,010
	U.S. dollars	533	250,327	148	—	—	251,008	244,993
	Euro	9,013	7,996	3,306	804	1,291	22,410	22,277
Total debt		$220,506	$266,113	$16,682	$6,664	$13,974	$523,939	$507,279

In 2009 the ruble depreciated against the U.S. dollar and the euro. We incurred a net foreign exchange loss of $11.6 million, which was comprised of gains and losses from euro- and U.S. dollar denominated obligations, respectively, as well as a foreign exchange loss from our U.S. dollar-denominated syndicated facility. In order to measure the foreign currency exchange rate effect of our U.S. dollar-denominated syndicated loan facility, we used the ruble exchange rate as of December 31, 2009, which depreciated by 2.9% against the U.S. dollar as of December 31, 2009. The average ruble exchange rate depreciated against the U.S. dollar by 27.8%, which adversely affected our operating results.

	Expected Maturity Date as of December 31, 2008
	Currency	2009	2010	2011	2012	2013 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Debt	Rubles	$232,036	$136,640	$7,129	$6,172	$13,030	$395,007	$358,848
	U.S. dollars	5,547	384	250,153	—	—	256,084	255,885
	Euro	11,073	6,496	3,775	480	275	22,099	21,939
Total debt		$248,656	$143,520	$261,057	$6,652	$13,305	$673,190	$636,672

In 2008 the ruble depreciated against the U.S. dollar and the euro. We incurred a net foreign exchange loss of $61.4 million, which was comprised of gains and losses from euro- and U.S. dollar-denominated obligations, respectively, as well as foreign exchange loss from our U.S. dollar-denominated syndicated loan. In order to measure the foreign exchange rate effect of our U.S. dollar denominated syndicated loan facility, we used the ruble exchange rate as of December 31, 2008, which depreciated by 19.7% against the U.S. dollar as of December 31, 2007.

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

(a) Disclosure Controls and Procedures

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

As described below, a material weakness was identified in our internal control over financial reporting. The SEC’s “Guidance Regarding Management’s Report on Internal Control Over Financial Reporting” as it applies to foreign private issuers defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 in accordance with the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.”

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2009, management concluded that the following material weakness in our internal control over financial reporting existed:

Our financial statement closing process, including transformation of our statutory financial statements into U.S. GAAP consolidated financial statements, contains design and operating deficiencies severe enough that material errors in one or more of the line items in our financial statements may occur and may not be detected on a timely basis by management in the normal course of business.

We have not retained sufficient accounting personnel with the appropriate level of U.S. GAAP knowledge to perform timely procedures to ensure the accuracy of both the interim and annual financial statement closing processes. As a result of the material weakness in our system of internal control over financial reporting, a number of errors in our financial statements were not detected on a timely basis by management in the normal course of the business.

Because of the existence of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLC, an independent registered public accounting firm, as stated in their report appearing below, which expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

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

Actions taken and planned to be taken by management to improve the internal control over financial reporting include reconsidering existing controls in financial statement closing process to increase their effectiveness in preventing and detecting errors, further enhancement of timely internal reviews of the statutory and U.S. GAAP financial statements, providing additional US GAAP staff training, and other procedures, to improve the interim and annual financial statement closing process.

In previous years we had no comprehensive accounting system in place to support the consolidation of our financial statements and the transformation of the statutory financial statements of our subsidiaries into U.S. GAAP. Starting fourth quarter 2009 we implemented financial consolidation software to automate the process of transforming statutory accounting records into U.S. GAAP records and preparation of the U.S. GAAP consolidated financial statements. Though using consolidation software has significantly improved reliability and transparency of financial statement closing process, the short period of its production use as of December 31, 2009 and lack of qualified US GAAP personnel did not allow us to reach a positive conclusion on controls effectiveness

(d)  Changes in Internal Control over Financial Reporting

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

(e)   Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wimm-Bill-Dann Foods OJSC

We have audited Wimm-Bill-Dann Foods OJSC’s (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wimm-Bill-Dann Foods OJSC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

U.S. GAAP Financial Statement Close Process

The Company has identified both design and operating deficiencies in its U.S. GAAP financial statement close process.  The following deficiency comprises a material weakness in the Company’s internal controls over its U.S. GAAP financial reporting:

The Company did not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls; timely, consistently and appropriately identify, capture and analyze financially significant information; and to properly transform accounting records maintained on a statutory basis of accounting into U.S. GAAP accounting records.  As a result, audit adjustments were proposed and recorded by the Company in order to properly reflect certain, primarily non-routine transactions in the Company’s U.S. GAAP financial statements, including adjustments related to stock appreciation rights liability, vendor and customer incentives, trademarks, property and equipment and interest capitalization.

While this material weakness did not result in individually material adjustments to the Company’s consolidated financial statements, given the number of adjustments that were recorded and the deficiencies identified in the financial statement close and U.S. GAAP transformation and reporting processes, there is a reasonable possibility that a material misstatement in one or more of the line items of the Company’s consolidated financial statements will not be prevented or detected on a timely basis.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated April 23, 2010 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Wimm-Bill-Dann Foods OJSC has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/ ERNST & YOUNG LLC

Moscow, Russia

April 23, 2010

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for the fiscal years ended December 31, 2009 and 2008, respectively, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young in 2009 and 2008, respectively.

	Year ended December 31,
	2009	2008
	(in thousands of U.S. dollars)
Audit Fees	$1,154	$1,385
Audit-related fees	40	—
Other Services	41	—
Total	$1,235	$1,385

No tax services were provided to us by Ernst & Young during the years ended December 31, 2009 and 2008.

Audit Fees

Audit services consisted of the audit of the consolidated financial statements, prepared under the U.S. GAAP as of and for the years ended December 31, 2009 and 2008, the Russian statutory audit of stand-alone financial statements of certain of our subsidiaries prepared in accordance with Russian Accounting Standards as of and for the years ended December 31, 2008, reviews of the consolidated condensed financial statements, prepared under the U.S. GAAP for the three months ended March 31, 2008, the six months ended June 30, 2009 and 2008 and the nine months ended September 30, 2008 and services performed in 2009 in connection with review of the prospectus for our ruble bonds.

Audit-related Fees

In 2009 Ernst & Young provided audit-related transaction support service.  No such services were provided to us in 2008.

Other Services

In 2009 Ernst & Young delivered certain trainings and consulting services related to our internal audit department.  No such services were provided to us in 2008.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our Independent Registered Public Accounting Firm. In compliance with these requirements, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young for all audit and non-audit services. The Audit Committee pre-approved the engagement terms and fees of Ernst & Young for all audit and non-audit services for the fiscal years ended December 31, 2009 and 2008.

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

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2008
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	274,465	$10.98	—	—
Total	274,465	$10.98	—	—

(1)  We did not have any a repurchase plan or program in effect in 2008.  All purchases of ordinary shares were made on the open market in Russia. No purchases of our ADSs were made by Wimm-Bill-Dann Foods in 2008.

In January 2009, Wimm-Bill-Dann Finance repurchased 66,687 of our ordinary shares on the open market in Russia for an average price of $11.79 per ordinary share.  In February 2009, Wimm-Bill-Dann Finance repurchased an additional 257,971 of our ordinary shares on the open market in Russia for an average price of $12.89 per ordinary share.  In March and April, Wimm-Bill-Dann Finance repurchased on the open market in Russia additional 155,000 and 79,650 of our own shares for $13.94 and $19.9, respectively. In May and June2009, Wimm-Bill-Dann Finance repurchased on the open market in Russia additional 625,700 and 102,000 of our own shares for an average price of $26.17 and $32.91, respectively. In August 2009 Wimm-Bill-Dann Finance purchased 100,000 ordinary shares of WBD Foods for $32.47 per ordinary share. In December 2009 Wimm-Bill Dann Finance purchased on the open market 492,505 ordinary shares of WBD Foods for $42.50 per ordinary share. On December 29, 2009 4,000 ordinary shares of WBD Foods were sold by Wimm-Bill-Dann Finance to our 100% owned subsidiary Wimm-Bill-Dann Beverages OJSC for $48.99 per share. These repurchases were not made pursuant to a repurchase plan or program, and we do not as of the date of this annual report have any repurchase plan or program in effect.

The following table sets forth, for each month in 2009 and for the year as a whole, the total number of our ordinary shares repurchased by Wimm-Bill-Dann Finance and the average price paid per ordinary share.

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2009
January 1-31	66,687	$11.79	—	—
February 1-28	257,971	$12.88	—	—
March 1-31	155,000	$13.94	—	—
April 1-30	79,650	$19.90	—	—
May 1-31	625,700	$26.17	—	—
June 1-30	102,000	$32.91	—	—
July 1-31	—	—	—	—
August 1-31	100,000	$32.47	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	492,505	$42.50	—	—
December 29*	(4,000)	$48.99	—	—
Total	1,875,513	$27.50	—	—

* On December 29, 2009 Wimm-Bill-Dann Finance transferred 4,000 ordinary shares of WBD Foods to our 100% owned subsidiary Wimm-Bill-Dann Beverages OJSC incorporated under the Russian legislation for $49.0 per ordinary share.

On February 24, 2010 Wimm-Bill-Dann Finance repurchased 485,500 of our ordinary shares on the open market in Russia for an average price of $46.98 per ordinary share. The following table sets forth, for each month in 2010 the total number of our ordinary shares repurchased by Wimm-Bill-Dann Finance at the average price paid per ordinary share.

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2010
January 1-31	—	—	—	—
February 1-28	485,500	$46.98	—	—
February 3**	(96,000)	$43.00	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31			—	—
Total	389,500	$47.96	—	—

** On February 3, 2010 Wimm-Bill-Dann Finance transferred 96,000 ordinary shares of WBD Foods to our 100% owned subsidiary Wimm-Bill-Dann Beverages OJSC incorporated under the Russian legislation for $43.0 per ordinary share.

On December 29, 2009 our 100% owned subsidiary Wimm-Bill-Dann Beverages OJSC incorporated under the Russian legislation purchased from Wimm-Bill-Dann Finance common shares of WBD Foods in aggregate quantity of 4,000 for the total amount of $196.0 million:

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2009
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	4,000	$48.99	—	—
Total	4,000	$48.99	—	—

On February 3, 2010 OJSC Wimm-Bill-Dann Beverages purchased 96,000 ordinary shares at $43.0 per ordinary share from our 100% owned subsidiary Wimm-Bill-Dann Finance:

Period	Total Number of Shares(or Units) Puchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
2010
January 1-31		—	—	—
February 1-28	96,000	$43.00	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31			—	—
Total	96,000	$43.00	—	—

Through the preceding transactions, we have repurchased a total of 6.0% of our share capital for total consideration of $77.6 million.

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

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06)

Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act. Our shareholders appoint our independent auditors for purposes of verifying our financial and business activities in accordance with Russian legal acts at our Annual General Meeting as required by Russian law. This practice is not in violation of Rule 10A-3.

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

Item 19. Exhibits

1.1

Charter of Wimm-Bill-Dann Foods OJSC restated version (English Translation), approved September 9, 2008 is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.

2.1

Deposit Agreement, dated January 17, 2002, by and among the Company, the Depositary, and the holders and beneficial owners from time to time of the ADSs is incorporated by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F/A.

2.1.1

Additional agreement to the Deposit Agreement, dated January 17, 2002 by and among the Company, the Depositary, and the holders and beneficial owners of the ADSs is incorporated herein by reference to Exhibit (a) (2) to Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 dated October 19, 2009 (Registration No. 333-14282).

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

4.1.1

Guarantee dated April 25, 2008 created by OJSC WBD as Guarantor in favor of ING BANK N.V.  London branch as Agent is incorporated herein by reference to Exhibit 4.1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

4.1.2

Guarantee dated April 25, 2008 created by PJSC WBD Beverages as Guarantor in favor of ING BANK N.V.  London branch as Agent is incorporated herein by reference to Exhibit 4.1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

4.2	Contract No. P10-1002, dated December 29, 2009, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann.

4.3	Contract No. P10-1003, dated December 29, 2009, by and between CJSC Tetra Pak and OAO Wimm-Bill-Dann Beverages.

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

WIMM-BILL-DANN FOODS OJSC

Date: April 23, 2010	By:	/s/ Tony D. Maher
	Name:	Tony D. Maher
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods OJSC, a Russian Open Joint Stock Company and subsidiaries (collectively “the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 the Company adopted the Financial Accounting Standards Board’s Statement No.160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation-Overall) relating to the presentation and accounting for noncontrolling interest.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2010 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

April 23, 2010

Wimm-Bill-Dann Foods

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$248,521	$277,252
Trade receivables, net (Note 4)	112,083	125,453
Inventory (Note 5)	191,334	223,768
Taxes receivable	32,304	64,916
Advances paid	22,678	14,834
Deferred tax asset (Note 15)	15,159	11,828
Other current assets (Note 6)	19,381	16,632
Total current assets	641,460	734,683

Non-current assets:
Property, plant and equipment, net (Note 8)	699,996	693,468
Intangible assets, net (Note 7)	38,688	34,999
Goodwill (Note 9)	105,643	108,748
Deferred tax asset — non-current portion (Note 15)	1,415	1,484
Other non-current assets (Note 10)	1,602	3,583
Total non-current assets	847,344	842,282
Total assets	$1,488,804	$1,576,965

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2009	2008
Liabilities and equity
Current liabilities:
Trade accounts payable	$135,825	$133,886
Advances received	10,762	8,342
Short-term loans (Note 12)	4,521	66,278
Long-term loans, current portion (Note 12)	22,308	8,632
Long-term notes payable, current portion (Note 13)	185,835	159,153
Taxes payable	13,667	18,984
Accrued liabilities (Note 11)	54,969	33,864
Other payables	28,249	43,073
Total current liabilities	456,136	472,212

Long-term liabilities:
Long-term loans (Note 12)	285,998	327,157
Long-term notes payable (Note 13)	—	88,494
Other long-term payables	21,215	10,048
Deferred taxes — long-term portion (Note 15)	22,179	22,754
Total long-term liabilities	329,392	448,453
Total liabilities	785,528	920,665

Equity

Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 41,846,022 shares outstanding as of December 31, 2009 and 43,725,535 shares outstanding as of December 31, 2008	29,908	29,908
Share premium account	163,781	164,132
Treasury stock, at cost	(54,802)	(3,014)
Accumulated other comprehensive loss:
Currency translation adjustment	(32,167)	(17,214)
Retained earnings	587,160	470,625
Equity attributable to shareholders	693,880	644,437

Equity attributable to noncontrolling interests	9,396	11,863

Total equity	703,276	656,300

Total liabilities and equity	$1,488,804	$1,576,965

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Income

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2009	2008	2007

Sales	$2,181,062	$2,823,564	$2,438,328

Cost of sales	(1,452,737)	(1,910,528)	(1,654,879)

Gross profit	728,325	913,036	783,449

Selling and distribution expenses	(379,659)	(488,110)	(387,853)
General and administrative expenses	(137,440)	(171,400)	(180,922)
Other operating expenses, net	(9,552)	(8,383)	(704)

Operating income	201,674	245,143	213,970

Financial income and expenses, net (Note 17)	(43,224)	(101,504)	(16,851)
Income before provision for income taxes	158,450	143,639	197,119

Provision for income taxes (Note 15)	(40,678)	(39,898)	(54,302)

Consolidated net income	$117,772	$103,741	$142,817

Net income attributable to noncontrolling interest	(1,237)	(2,029)	(2,769)

Net income attributable to WBD Foods shareholders	$116,535	$101,712	$140,048

Net income per common share attributable to WBD Foods shareholders - basic and diluted	$2.73	$2.31	$3.18

Weighted average number of shares outstanding, basic and diluted	42,763,668	43,993,827	44,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:

Consolidated net income	$117,772	$103,741	$142,817

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	104,883	115,823	86,574
Foreign currency loss (gain)	6,736	54,203	(20,191)
Provision for doubtful accounts	4,511	8,155	1,649
Loss (gain) on disposal of property, plant and equipment	(79)	4,038	(4,633)
Gain on sale of subsidiary	—	(2,574)	(978)
Deferred tax charge (benefit)	(3,380)	54	4,893
Amortization of deferred finance costs	2,225	1,716	2,617
Other non-cash charges and credits, net	3,060	(2,205)	1,789

Changes in operating assets and liabilities:
Inventory	21,681	(6,331)	(66,951)
Trade receivables	5,513	(2,274)	(61,638)
Advances paid	20	29,931	(10,449)
Taxes receivable	29,118	(11,033)	(11,291)
Other current assets	(2,851)	(3,300)	2,721

Other non-current assets	(1,621)	—	(26)
Trade accounts payable	6,587	32,137	17,001
Advances received	2,546	(1,277)	(766)
Taxes payable	(4,501)	8,467	4,356
Accrued liabilities	20,815	(10,603)	10,694
Other current payables	(5,774)	2,522	(1,364)
Other long-term payables	5,035	—	(20)

Total cash provided by operating activities	$312,296	$321,190	$96,804

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows (continued)

(Amounts in thousands of U.S. dollars, except share data)

	Year ended December 31,
	2009	2008	2007
Cash flows from investing activities:
Cash paid for property, plant and equipment	(128,846)	(189,003)	(189,049)
Proceeds from disposal of property, plant and equipment	2,683	6,454	3,668
Cash returned from short-term bank deposits and other current assets	—	—	6,800
Cash paid for acquisition of subsidiaries, net of cash acquired	—	(327)	(5,290)
Other investing activities	901	1,195	390
Net cash used in investing activities	(125,262)	(181,681)	(183,481)

Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance costs	95,814	207,473	147,909
Short-term loans and notes, net	(56,312)	(30,454)	(33,946)
Repayment of long-term loans and notes	(160,724)	(308,917)	(5,081)
Proceeds from long-term loans	7,233	315,579	6,778
Repayment of long-term payables	(11,891)	(14,445)	(18,811)
Cash paid for treasury stock acquisition and advances made for purchase of treasury stock	(58,632)	(3,014)	—
Dividends paid to noncontrolling interests	(544)	—	(5,420)
Cash paid for acquisition of noncontrolling interests	(2,280)	(3,723)	(19,560)
Total cash provided by (used in) financing activities	(187,336)	162,499	71,869

Impact of exchange rate differences on cash and cash equivalents	(28,429)	(58,208)	7,950

Net increase (decrease) in cash and cash equivalents	(28,731)	243,800	(6,858)
Cash and cash equivalents, at beginning of the year	277,252	33,452	40,310
Cash and cash equivalents, at the end of the year	$248,521	$277,252	$33,452

	2009	2008	2007
Supplemental information:
Income taxes paid	$28,988	$60,343	$58,700
Interest paid	38,508	44,293	38,285
Vendor financed acquisitions of property, plant and equipment	15,533	6,967	6,860

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Consolidated Statements of Equity and Comprehensive Income

For The Years Ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except share data)

	Common Stock		Treasury shares		Share premium	Accumulated other comprehensive	Retained	Total equity attributable to	Noncontrolling
	Shares	Amount	Shares	Amount	account	income (loss)	earnings	WBD shareholders	Interest	Total

Balances at December 31, 2006	44,000,000	$29,908	—	$—	$164,132	$69,169	$234,285	$497,494	$18,977	$516,471
Consolidated net income	—	—	—	—	—	—	140,048	140,048	2,769	142,817
Currency translation adjustment	—	—	—	—	—	41,002	—	41,002	1,212	42,214
Total comprehensive income	—	—	—	—	—	41,002	140,048	181,050	3,981	185,031
Dividends paid to shareholders	—	—	—	—	—	—	(5,420)	(5,420)	—	(5,420)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(9,096)	(9,096)
Balances at December 31, 2007	44,000,000	29,908	—	—	164,132	110,171	368,913	673,124	13,862	686,986
Consolidated net income	—	—	—	—	—	—	101,712	101,712	2,029	103,741
Currency translation adjustment	—	—	—	—	—	(127,385)	—	(127,385)	(2,301)	(129,686)
Total comprehensive income (loss)	—	—	—	—	—	(127,385)	101,712	(25,673)	(272)	(25,945)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(1,727)	(1,727)
Treasury stock acquisition			(274,465)	(3,014)	—	—	—	(3,014)	—	(3,014)
Balances at December 31, 2008	44,000,000	29,908	(274,465)	(3,014)	164,132	(17,214)	470,625	644,437	11,863	656,300
Consolidated net income	—	—	—	—	—	—	116,535	116,535	1,237	117,772
Currency translation adjustment	—	—	—	—	—	(14,953)	—	(14,953)	(529)	(15,482)
Total comprehensive income (loss)	—	—	—	—	—	(14,953)	116,535	101,582	708	102,290
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(544)	(544)
Acquisition of noncontrolling interest	—	—	—	—	(351)	—	—	(351)	(2,631)	(2,982)
Treasury stock acquisition	—	—	(1,879,513)	(51,788)	—	—	—	(51,788)	—	(51,788)

Balances at December 31, 2009	44,000,000	$29,908	(2,153,978)	$(54,802)	$163,781	$(32,167)	$587,160	$693,880	$9,396	$703,276

The accompanying notes are an integral part of these consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

1.                            The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as of December 31, 2009, owned controlling interests in 37 manufacturing facilities in Russia and elsewhere in the Commonwealth of Independent States (“CIS”), as well as distribution branches in 30 cities in Russia and elsewhere in the CIS. WBD Foods has a strong and diversified brand portfolio with over 1,000 types of dairy products, and over 150 types of juice, nectars and mineral water.

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

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2009-01 (“ASU 2009-01”). ASU 2009-01 also issued as FASB Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, is effective for financial statements issued after September 15, 2009. ASU 2009-01 requires that the FASB’s Accounting Standards Codification (“ASC”) become the single source of authoritative US GAAP principles recognized by the FASB. The Company adopted ASU 2009-01 effective July 1, 2009 and changed references to US GAAP in its consolidated financial statements issued for the year 2009. The adoption of ASU 2009-01 did not impact the Company’s consolidated financial position or results of operations.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.                            Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries where the Company has operating and financial control. Results of subsidiaries acquired or disposed of during the year and accounted for by the purchase method have been included in operations from the relevant date of acquisition to the relevant date of disposal. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations. All inter-company accounts and transactions are eliminated upon consolidation. Noncontrolling interests in the net assets and net results of the Company’s subsidiaries are shown under “Equity attributable to noncontrolling interests” in the accompanying consolidated balance sheets and “Net income attributable to noncontrolling interests” in the accompanying consolidated statements of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstance from non-owner sources. The following table provides a summary of total comprehensive income.

	Year ended December 31,
	2009	2008	2007
Consolidated net income	$117,772	$103,741	$142,817
Other comprehensive income:
Net foreign currency translation gain (loss)	(15,482)	(129,686)	42,214
Total comprehensive income (loss)	$102,290	$(25,945)	$185,031

The following table summarizes the allocation of total comprehensive income between shareholders of WBD Foods and the noncontrolling interests for the twelve months ended December 31, 2009:

	Shareholders of WBD Foods	Noncontrolling Interests	Total
Consolidated net income	$116,535	$1,237	$117,772
Other comprehensive income:
Net foreign currency translation loss	(14,953)	(529)	(15,482)
Total comprehensive income	$101,582	$708	$102,290

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

Translation Methodology

The financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods and its Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with FASB ASC 830, Foreign Currency Matters. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and costs, income and expenses at the average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of equity, and transaction gains and losses are reflected in consolidated net income.

The financial statements of Ukrainian, Kyrgyz, Uzbek, Kazakh and Georgian subsidiaries have been prepared using the Ukrainian hryvnia, Kyrgyz som, Uzbek sum, Kazakh tenge and Georgian lari, respectively, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of FASB ASC 830, Foreign Currency Matters.

Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2009 and 2008, the official rates of exchange were 30.24 rubles = 1 U.S. dollar and 29.38 rubles = 1 U.S. dollar, respectively. The translation of local currency denominated assets and liabilities into U.S. dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar value of capital to its shareholders.

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

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

As of December 31, 2009, the VAT rates stated by the Russian Tax Code and Tax Codes of our international subsidiaries were the following: in Russia and Georgia was 18%, in Kazakhstan and Kyrgyzstan it was 12%, and in Ukraine and Uzbekistan it was 20%.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

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

The carrying value of property, plant and equipment, as determined above is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	10-50 years
Machinery and equipment	5-25 years
Computer hardware	2-7 years
Other	2-30 years

Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.

Construction in progress comprises costs directly related to acquisition or construction of property, plant and equipment. Depreciation commences once construction in progress is complete and the property, plant and equipment are put into operation.

The Company capitalizes interest costs with respect to qualified assets.

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

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

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

Intangible assets with determinable useful life are tested and evaluated for impairment when indicators of impairment exist. As per our investigation we learned that all trademarks are currently in use and are projected being used in foreseeable future and there are no indicators of their impairment.

Indefinite-lived trademarks are evaluated annually for impairment or when indicators exist indicating such assets may be impaired. We conduct annual impairment assessments of trademarks, which are our indefinite-lived intangible assets. For indefinite-lived intangible assets, if the fair value is less than the carrying amount, an impairment charge is recognized in an amount equal to that excess.  In order to determine fair value, we use the relief-from-royalty method within income approach, as we believe this our best assessment of the fair value determination of a market participant under FASB ASC 820, Fair Value Measurements and Disclosures.  This method involves estimating probable future sales, and then applying an appropriate royalty rate to arrive at the income attributable to trademarks in future years, which is then discounted to net present value. Key inputs include: 5 year-sales projection, royalty rate, weighted average cost of capital, terminal growth assumption, which were based on observable inputs (Level 2) derived from independent market projections, industry sources and adjusted by the Company’ specific risks.

We have determined that these assets will have a finite life, which we estimate to be four-seven years and we now classify these as definite lived intangibles with a net value of $13,341 at December 31, 2009.

As a result we recognized impairment loss in the amount of $2,903, included in amortization expense.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. It is assigned to reporting units as of the acquisition date.

Goodwill is not amortized, but is tested for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test requires estimating the fair value of a reporting unit and comparing it with its carrying amount, including goodwill assigned to the reporting unit. If the estimated fair value of the reporting unit is less than its net carrying amount, including goodwill, then the goodwill is written down to its implied fair value.

We performed impairment test of goodwill at our reporting unit level, which is operating segments level. The goodwill impairment test consists of a two-step process. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. We typically use discounted cash flow models (“DCF”) to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use.

The cash flows employed in the DCF analysis are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any.

The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The impairment test with regards to goodwill was performed as of December 31, 2009. Fair values of each reporting unit calculated using discounted cash flow techniques were determined to exceed the carrying amounts; consequently, no impairment issues arose.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset or group of assets may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset or group of assets. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset or group of assets, the Company would then calculate the impairment as the excess of the carrying value of the asset or group of assets over the estimate of its fair value. Any impairment loss is included in other operating expenses in the consolidated statement of income.

At December 31, 2009, the Company reviewed its long-lived assets for indicators of impairment in accordance FASB ASC 360, Property, Plant and Equipment. No impairment losses were recognized.

Revenue Recognition

Sales are recognized, net of VAT and discounts, when goods are shipped or delivered to customers, depending on the sales terms. In accordance with the Company’s standard sales agreements, at the time of shipment title is transferred and the customer assumes the risk and rewards of ownership. The Company has a number of contracts where sales are recognized upon delivery, which is when the ownership title transfers to the customer.

The Company offers sales volume discounts based on individual customer volumes in a given period. An accrual for such discounts and other customer allowances is recognized as a reduction of revenue in the consolidated statements of income.

Shipping and Handling Expenses

Shipping and handling expenses incurred by the Company are reflected in selling and distribution expenses in the accompanying consolidated statements of income. Shipping and handling expenses for the years ended December 31, 2009, 2008 and 2007 were $89,086, $135,598 and $111,228, respectively.

Government Grants

Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of depreciation expense of the related long-term assets. Government grants related to subsidies of interest incurred on the bank loans received to construct qualifying agricultural facilities and infrastructure are recognized as a reduction of interest expense.  Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the related debt. Amortization charge is calculated using the effective interest method.

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

Marketing and Advertising Costs

Advertising costs are expensed as incurred, except for mass-media advertising which is expensed the first time the advertising is shown. Marketing and advertising costs for the years ended December 31, 2009, 2008 and 2007 were $139,532, $142,312 and $137,965, respectively.

Share Based Compensation

The Company follows the provisions of FASB ASC 718, Compensation-Stock compensation, which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The fair value of share-based payment awards is estimated on the date of grant using an option-pricing model and accounted as liability. The Company has chosen to use the Black-Sholes Model as the option-pricing model and the value of the portion of the award that is ultimately expected to vest is being recognized as expense on the straight-line basis over the requisite service periods.

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks, short-term bank deposits and trade receivables. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large customer base. At December 31, 2009, 2008 and 2007, the Company had no other significant concentrations of credit risk. The Company does not usually require collateral from its customers.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. The fair value of the Company’s long-term ruble notes payable is estimated based on market quotes at $181,381 at December 31, 2009. The fair value of the variable-rate loan (syndicated loan) is estimated at $243,985 and the fair value of the fixed-rate loans is estimated at $56,636 at December 31, 2009.

Segment Reporting

FASB ASC 280, Segment reporting, requires that a business enterprise report financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments — dairy, beverages and babyfood production and distribution, and accordingly, reports segment information on this basis.

Comparative Figures

Where necessary, reclassifications have been made to the prior period consolidated financial statements to conform to the presentation of the current period.

New and Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-6”) that amends Topic 820, Fair Value Measurements and Disclosures, of the FASB Codification. ASU 2010-6 requires separate disclosure of significant transfers between Level 1 and Level 2 fair value measurement inputs and a description of the reasons for the transfers. An entity is also required to present separately information about purchases, issuance, and settlements in the reconciliation for fair value measurements using Level 3 inputs. ASU 2010-6 amends existing disclosure requirements in regards of level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements that are effective for interim and annual periods beginning after December 15, 2010. The Company will adopt ASU 2010-6 from January 1, 2010. The Company does not expect ASU 2010-6 to have a material impact on the Company’s consolidated financial position and results of operations.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

New and Recently Adopted Accounting Pronouncements (continued)

In January 2010, the FASB issued ASU 2010-2, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification (“ASU 2010-2”) that amends Topic 810, Consolidation, of the FASB Codification. ASU 2010-2 clarifies the list of operations that are within the scope of Subtopic 810-10, Consolidation—Overall, and related guidance. ASU 2010-2 also clarifies that if a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of transaction is addressed in other topics such as transfers of financial assets, revenue recognition, exchange of nonmonetary assets, sales of real estate, conveyances of oil and gas mineral rights. If no other guidance exists, an entity should apply guidance in Subtopic 810-10, Consolidation — Overall. ASU 2010-2 expands the disclosure requirements about the deconsolidation of a subsidiary or derecognition of a group of assets within the scope of Subtopic 810-10, Consolidation — Overall. ASU 2010-2 is effective for interim and annual reporting periods ending on or after December 15, 2009, and should be applied retrospectively to the first period that an entity adopted SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. The Company adopted ASU 2010-2 starting from annual consolidated financial statements as of and for the year ended December 31, 2009 retrospectively to January 1, 2009. Adoption of ASU 2010-2 did not have a material impact on the Company’s consolidated financial position and results of operations.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value (“ASU 2009-05”) that amends Subtopic 820-10, Fair value measurements and disclosures, Overall of Topic 820, of the FASB Codification. ASU 2009-05 provides clarification that in circumstances in which a quoted price in active market is not available, a reporting entity is required to use one or more of the following valuation techniques: valuation based on quoted price of identical liability when traded as an asset; quoted prices of similar liabilities or similar liabilities when traded as an assets, or any other technique consistent with the principles of Topic 820, such as present value technique. ASU 2009-05 also clarifies that a reporting entity is not required to include a separate input to existence of restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted if financial statements for prior period have not been issued. The Company will adopt ASU 2009-05 from January 1, 2010. The Company does not expect ASU 2009-05 to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2009, the FASB issued FASB ASC 855, Subsequent Events. FASB ASC 855 establishes the accounting for, and disclosure of, material events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In general, these events are recognized if the condition existed at the balance sheet date, and are not recognized if the condition did not exist at the balance sheet date. Disclosure is required for unrecognized material events to keep the financial statements from being misleading.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

New and Recently Adopted Accounting Pronouncements (continued)

In February 2010 FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events, that removes the requirement to disclose the date through which subsequent events were evaluated. The guidance in ASC 855 as revised by the ASU is effective immediately (i.e., for financial statements available to be issued after 24 February 2010.).The Company adopted ASU 2010-09 amended ASC 855 starting from annual consolidated financial statements as of and for the year ended December 31, 2009. Adoption of ASU did not have a material impact on the Company’s consolidated financial position and results of operations.

.Effective January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures for non-financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Because there usually is a lack of quoted market prices for long-lived assets, the Company determines fair value using the present value of estimated future net cash flows from using these assets or by using historical data of market transactions with similar assets where possible.

Adoption of FASB ASC 820 for nonfinancial assets and liabilities did not have a material impact on the Company’s consolidated financial position and results of operations.

In December 2007, the FASB issued FASB Statement 141R Business Combinations (now ASC 805, Business Combinations), which was subsequently amended in April 2009. FASB ASC 805 retains the fundamental requirements in SFAS 141, Business Combinations, that acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, but expands the scope of acquisition accounting to all transactions and circumstances under which control of business is obtained. FASB ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. FASB ASC 805 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted FASB ASC 805 (as amended) from January 1, 2009. Adoption of FASB ASC 805 did not have a material impact on the Company’s consolidated financial position and results of operations.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

2.         Summary of Significant Accounting Policies (continued)

New and Recently Adopted Accounting Pronouncements (continued)

In December 2007, the FASB issued FASB Statement 160 Noncontrolling Interests in Consolidated Financial Statements (now FASB ASC 810 Consolidation). FASB ASC 810 requires noncontrolling interest, previously called minority interest, to be presented as a separate item in the equity section of the consolidated balance sheet. It also requires the amount of consolidated net income attributable to noncontrolling interest to be clearly presented on the face of the consolidated statements of income and comprehensive income. FASB ASC 810 was effective for fiscal periods beginning on or after December 15, 2008. The Company adopted the provisions of FASB ASC 810 from January 1, 2009.  The adoption of FASB ASC 810 resulted in the reclassification of noncontrolling interests of $11,863 as of December 31, 2008, $13,862 as of December 2007, and $18,977 as of December 31, 2006 to equity as part of noncontrolling interests. Cash paid for acquisition of noncontrolling interests was also reclassified in Consolidated Statements of Cash Flows for years ended 2008 and 2007 from cash flows from investing activities to cash flows from financing activities in the amount $3,723 and $19,560, respectively.

3.                            Business acquired

Acquisition of Noncontrolling Interests

The changes in noncontrolling interest during the years ended December 31, 2009 and 2008 were as follows:

Balance at December 31, 2007	$13,862
Acquisitions of noncontrolling interests in subsidiaries	(1,727)
Noncontrolling interest share in net income	2,029
Currency translation adjustment	(2,301)
Balance at December 31, 2008	$11,863
Acquisitions of noncontrolling interests in subsidiaries	(2,631)
Noncontrolling interest share in net income	1,237
Dividends paid to noncontrolling interests	(544)
Currency translation adjustment	(529)
Balance at December 31, 2009	$9,396

2009

In April and September 2009, WBD Foods acquired 0.44% of WBD OJSC, a subsidiary, from noncontrolling shareholders of WBD OJSC for cash consideration of $2,982. The purchase price in excess of fair value of net assets acquired of $351 was recorded to share premium account in equity.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

3.                            Business acquired (continued)

2008

In July-November 2008, WBD Foods acquired a remaining noncontrolling interest of 2.57% in WBD Beverages for cash consideration of $3,263. As a result of this transaction, WBD Foods has a 100% interest in WBD Beverages. The purchase price in excess of fair value of net assets acquired of $1,536 was recorded as goodwill.

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

The fair value of net assets acquired in excess of the purchase price of $778 was recorded as a reduction of the value of property, plant and equipment.

In October 2007, WBD Foods acquired a 100% interest in Gruzinskie Producty LLC for cash consideration of $1,100, of which $800 was paid at the acquisition date and $300 in March 2008. The acquired company produces milk products and is the third largest dairy plant in Georgia. The acquisition was in line with Wimm-Bill-Dann’s declared strategy of growing its business by purchasing successful companies with leading market positions and strong brand portfolios.

The cash consideration paid for this acquisition was allocated to property, plant and equipment $964, intangible assets of $11, goodwill of $3,246 and current assets of $26, less liabilities of $3,147. In 2008 an adjustment to the preliminary purchase price allocation for Gruzinskie Producty LLC was made which resulted in decrease of goodwill by $1,142.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

4.                            Trade Receivables, Net

Trade receivables as of December 31, 2009 and 2008 were as follows:

	2009	2008
Trade receivables	$121,402	$131,248
Allowance for doubtful accounts	(9,319)	(5,795)
Total trade receivables, net	$112,083	$125,453

The changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Balance, beginning of period	$5,795	$3,726	$7,078
Provision for doubtful accounts	4,511	8,155	1,649
Write off of trade receivables	(612)	(4,908)	(6,016)
Recovery	(382)	(229)	—
Currency translation adjustment	7	(949)	1,015
Balance, end of period	$9,319	$5,795	$3,726

5.                            Inventory

Inventory as of December 31, 2009 and 2008 was as follows:

	2009	2008
Raw materials	$127,919	$137,849
Work in progress	14,425	20,618
Finished goods	48,990	65,301
Total inventory	$191,334	$223,768

6.                            Other Current Assets

Other current assets as of December 31, 2009 and 2008 were as follows:

	2009	2008
Restricted cash	$669	$34
Other debtors, net	9,918	7,010
Prepaid expenses	1,058	2,357
Prepayment for participation in tender	2,865	2,487
Net investment in direct finance lease, current portion	1,526	1,774
VAT on advances for property, plant and equipment	1,793	991
Bonds issue expenses	833	933
Other	719	1,046
Total other assets	$19,381	$16,632

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

7.                            Intangible Assets, Net

Intangible assets as of December 31, 2009 and 2008 were comprised of the following:

	2009		2008
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Software	$27,792	$(7,513)	$16,874	$(4,898)
Trademarks	18,519	(2,565)	4,816	(1,850)
Supplier contracts	98	(95)	103	(100)
Others	2,137	(277)	2,408	(530)
Intangible assets with indefinite lives:
Trademarks	592	—	18,176	—
Total intangible assets	$49,138	$(10,450)	$42,377	$(7,378)

Software and supplier contracts, excluding Oracle ERP system, have a weighted average useful life of five years, and trademarks have a weighted average useful of five years.

Gross carrying amount of capitalized software development costs related to the implementation of the new Oracle ERP system amounted to $15,382 as of December 31, 2009.   The costs related to Oracle ERP system capitalized in 2009 and 2008 amounted to $ 8,196 and $ 6,767, respectively. Oracle ERP system was launched in year 2009 and has an estimated useful life of ten years, accumulated amortization related to ERP system capitalized costs as of December 31, 2009 amounted to $850.

Amortization expense during the years ended December 31, 2009, 2008 and 2007 amounted to $7,416, $3,668 and $2,487, respectively. Amortization expense for year 2009 included impairment charge in the amount of $2,903 related to trademarks that previously were accounted as intangibles with indefinite useful life.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2009 is estimated to be the following:

Years ended December 31,
2010	$9,572
2011	5,789
2012	5,486
2013	4,547
2014	2,704
Thereafter	9,998
Total	$38,096

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

8.                            Property, Plant and Equipment, Net

The net book value of property, plant and equipment at December 31, 2009 and 2008 was comprised of the following:

	2009	2008
Buildings	$282,492	$263,307
Machinery and equipment	667,222	620,622
Computer hardware	20,865	20,133
Other	78,911	74,680
Gross book value of property, plant and equipment	1,049,490	978,742
Accumulated depreciation	(479,628)	(401,758)
Advances paid for property, plant and equipment	16,878	17,835
Construction in progress and equipment for installation	113,256	98,649
Total property, plant and equipment, net	$699,996	$693,468

The Company capitalized interest costs of $4,734, $6,653, and $6,421 during the years ended December 31, 2009, 2008 and 2007, respectively, with respect to qualified assets.

Depreciation expense during the years ended December 31, 2009, 2008 and 2007 amounted to $97,467, $112,155, and $84,087, respectively.

Assets with a gross book value of $15,320 recorded under capital leases are included to machinery and equipment. The respective accumulated depreciation of those assets is amounted to $11,145. Depreciation charge for the year ended December 31, 2009 amounted to $3,276. Future minimum lease payments to be paid on capital lease contracts are presented further in Note 14.

9.                            Goodwill

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2009 and 2008 were as follows:

	Dairy	Beverages	Total
Balance at December 31, 2007	$121,730	$7,661	$129,391
Acquisitions	(1,142)	1,536	394
Currency translation adjustment	(19,789)	(1,248)	(21,037)
Balance at December 31, 2008	100,799	7,949	108,748
Currency translation adjustment	(2,957)	(148)	(3,105)
Balance at December 31, 2009	$97,842	$7,801	$105,643

The reduction of goodwill of $1,142 in 2008 related to Dairy segment represents an adjustment to the preliminary purchase price allocation for Gruzinskie Producty LLC acquired in October 2007.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

10.                     Other Non-Current Assets

Other non-current assets at December 31, 2009 and 2008 were comprised as follows:

	2009	2008
Debt issuance costs, net of amortization	$1,282	$2,525
Other	320	1,058
Total other assets	$1,602	$3,583

11.                     Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 were comprised as follows:

	2009	2008
Payroll related accruals	$14,365	$12,625
Stock appreciation rights obligation	16,064	847
Interest accruals	6,171	7,207
Marketing and advertising accruals	4,778	907
VAT and income tax contingencies	1,706	1,793
Customer allowances	5,688	2,545
Other accruals	6,197	7,940
Total accrued liabilities	$54,969	$33,864

12.                     Short-Term and Long-Term Loans

Short-term bank loans at December 31, 2009 and 2008 were as follows:

	2009			2008
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

Euro-denominated		$—	—		$355	16.00%

Ruble-denominated	5	4,521	6.66%	7	65,923	14.97%

Total short-term loans		$4,521			$66,278

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

12.                    Short-Term and Long-Term Loans (continued)

Long-term loans at December 31, 2009 and 2008 were as follows:

	2009			2008
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate
Euro-denominated (maturity 2011-2020)	2	$3,013	1.76%	2	$4,730	1.83%
Ruble-denominated (maturity 2010-2012)	29	55,293	8.46%	32	81,059	9.84%
U.S. dollar-denominated (maturity 2011)	1	250,000	2.02%	1	250,000	4.42%
Total amount of long-term borrowings		308,306			335,789
Less current portion of long-term loans		(22,308)			(8,632)
Total long-term loans		$285,998			$327,157

The Company has an unsecured $250,000 syndicated loan (the “Loan”) due April 2011. The Loan bears the interest at an annual rate of LIBOR plus 1.75% (2.02% as of December 31, 2009), payable every three months. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios which are being maintained by the Group. The proceeds of the Loan were used for the refinancing of existing debt and general corporate purposes.

On August 28, 2009 Company’s subsidiary has borrowed 200 million rubles ($6,614 at the exchange rate as of December 31, 2009) long-term secured loan from Alfa Bank with maturity in 2012 at the fixed annual interest rate of 18%.

The remaining amount of long-term ruble-denominated loans as of December 31, 2009 mainly comprise of the 411.5 million rubles ($13,608 at the exchange rate as of December 31, 2009) subsidized loan from Moscow Food Resources Department and a number of subsidized loans borrowed by the Company’s agricultural subsidiaries, including 286.8 million rubles loan from Unicreditbank, and 283 million rubles loan from Rosselkhozbank ($9,484 and $9,358 at the exchange rate as of December 31, 2009 respectively).

From April through December 2009, a number of the Company’s subsidiaries have entered into unsecured short-term ruble-denominated loan agreements with Alfa Bank borrowing 136.7 million rubles ($4,521 at the exchange rate as of December 31, 2009) at the average annual interest rate of 6.66%.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

12.                              Short-Term and Long-Term Loans (continued)

On June 3, 2009, the Company repaid in advance 750 million rubles ($24,801 at the exchange rate as of December 31, 2009 or $24,404 at the date of transaction) secured loan, included in the ruble-denominated long-term borrowings as of December 31, 2008 and 500 million rubles ($16,534 at the exchange rate as of December 31, 2009 or $16,270 at the date of transaction) secured loan included in ruble-denominated short-term loans as of December 31, 2008. Both loans were borrowed from Sberbank.

In April and May 2009 the Company repaid 1,300 million rubles ($42,989 at the exchange rate as of December 31, 2009 or $39,997 at the exchange rate as of the dates of repayment) short-term unsecured loan from Alfa Bank.

Guarantees

At December 31, 2009 and 2008, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled the carrying amount of the respective short-term and long-term loans.

At December 31, 2009 and 2008, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by third parties in amount of $207 and $251 respectively.

Collateral

Certain of the Company’s property, plant and equipment served as collateral for the short-term and long-term loans from Rosselkhozbank, Sberbank, Unicreditbank and Alfa Bank.

At December 31, 2009 and 2008 the assets that served as collateral consisted of the property, plant and equipment with a net book value of $21,571 and $75,513, respectively.

None of the other short-term and long-term loans and long-term notes payable are secured.

13.                     Long-Term Notes Payable

Notes payable issued by WBD Foods at December 31, 2009 and 2008 were as follows:

Issuer	Currency	2009	2008
WBD Foods	Ruble	185,835	247,647
Total		185,835	247,647
less current portion		185,835	159,153

Total long-term notes payable		$—	$88,494

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

13.                     Long-Term Notes Payable (continued)

WBD Foods Ruble Notes

On December 21, 2005, WBD Foods issued 3,000,000 non-convertible ruble-denominated notes at a face value of 1,000 rubles each. The offering raised a total of 3 billion rubles ($99,193 at the exchange rate as of December 31, 2009, of which $13,226 have been repaid as of December 31, 2009). The notes are redeemable by WBD Foods on December 15, 2010. The interest rate of the coupon is 9%. The interest is payable semi-annually in arrears, commencing on June 21, 2006.

On March 6, 2009, the Company carried out the repayment of its ruble bonds, which were issued in March 2008 and which had a put option exercisable on March 6, 2009, from its own cash sources in the amount of 4,660.3 million rubles, which is the equivalent of $128,636 at the exchange rates at March 6, 2009.

In May and June 2009, the Company issued bonds on MICEX raising cash of 3 billion rubles, ($96,945 at the exchange rates at the dates of transactions or $99,498 as of December 31, 2009). The bonds are due in February 2013, and bondholders have a put option exercisable in September, 2010, at 100% of nominal value plus accrued interest.  As a result the bonds are classified as current debt as of December 31, 2009. The annual interest rate of the coupon is 15% for the next one and half years. The interest is payable semi-annually commencing in September 2009.

Maturity of Long-Term Loans and Long-Term Notes Payable

The combined aggregate maturities of long-term loans (Note 12) and long-term notes payable outstanding at December 31, 2009 were as follows:

Years ended December 31,

2010	$208,143
2011	257,467
2012	12,016
2013	4,748
2014	4,716
Thereafter	7,050
Total long-term loans and long-term notes payable	$494,140

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

14.                     Vendor Financing

The Company has certain vendor financing obligations included in other payables and other long-term payables which primarily represent payables for property, plant and equipment and were comprised of the following as of December 31, 2009 and 2008:

	2009	2008
Vendors’ financing obligations, including
Current portion	$9,316	$14,593
Long-term portion	15,962	8,883
Total vendor financing obligations	$25,278	$23,476

The Company has agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. As of December 31, 2009 and 2008, vendor financing obligations were $1,008 and $6,084, respectively, 13,520 thousand euros and 12,063 thousand euros, respectively (equivalent to $19,398 and $17,015 as of December 31, 2009 and 2008, respectively) and 147,329 thousand rubles and 11,076 thousand rubles, respectively (equivalent to $4,872 and $377 as of December 31, 2009 and 2008, respectively). This financing is provided at average interest rate of 6.89%.

The maturity of vendors financing obligations outstanding at December 31, 2009 was as follows:

Years ended December 31,

2010	$10,422
2011	8,645
2012	4,666
2013	1,916
2014	1,922
Thereafter	286
Total maturity of vendor financing obligations	27,857
Less: amount representing interest	(2,579)
Total vendor financing obligations	$25,278

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.                     Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Current income tax provision	$44,058	$39,844	$49,409
Deferred income tax charge/(benefit)	(3,380)	54	4,893
Total provision for income taxes	$40,678	$39,898	$54,302

In November 2008, a new Federal Law was enacted which introduces a number of amendments to the Tax Code which are aimed at improving the regulatory framework for certain tax administration issues and certain rights and obligations of taxpayers with respect to the calculation and payment of taxes. Significant changes introduced by the law include the reduction of the income tax rate from 24% to 20% effective January 1, 2009. The effect of this rate change on the Company’s deferred tax assets and liabilities as of December 31, 2008 was $3,446.

Foreign current income tax provisions for the years ended December 31, 2009, 2008 and 2007 were $416, $2,511 and $2,068, respectively. Foreign deferred income tax (benefit) charge for the years ended December 31, 2009, 2008 and 2007 were $389, $(1,611) and $69 respectively.

The reconciliation of the income tax provision using Russian statutory income tax rate of 24% to the Company’s provision for income taxes is as follows:

	2009	2008	2007

Income before provision for income taxes	$158,450	$143,639	$197,119
Russian statutory tax rate	20%	24%	24%
Income tax provision at Russian statutory rate	31,690	34,473	47,309
Tax effect of expenses not deductible for national statutory taxation purposes	10,695	13,238	12,758
Tax effect of income not taxable for national statutory taxation purposes	(688)	(3,193)	(2,396)
Tax effect of income tax at different rates	1,517	(1,290)	(947)
Increase (decrease) in valuation allowance	464	(1,594)	(2,741)
Tax effect of income tax rate change	—	(3,446)	—
Tax effect of other permanent differences	(3,020)	1,710	319
Provision for income taxes	$40,678	$39,898	$54,302

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.                     Income Tax (continued)

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$7,071	$4,100
Intangible assets	77	1,506
Property, plant and equipment	4	1,988
Trade and other receivables, including allowance for doubtful accounts	4,487	6,007
Obsolescence and net realizable value inventory write off	2,003	688
Payroll related accruals	4,645	1,408
Accrued liabilities	2,254	2,073
Other	2,109	677
Gross deferred tax asset	22,650	18,447
Less valuation allowance for deferred tax assets	(3,225)	(2,762)
Deferred tax assets net of valuation allowance	19,425	15,685
Intangible assets	(3,609)	(4,253)
Property, plant and equipment	(18,066)	(16,606)
WIP and finished goods	(2,370)	(1,776)
Investments in direct finance leases	(358)	(549)
Debt issuance costs	(423)	(691)
Other	(204)	(1,252)
Gross deferred tax liability	(25,030)	(25,127)
Net deferred tax liability	$(5,605)	$(9,442)
Balance sheet classification is as follows:
Current deferred tax asset	15,159	11,828
Long-term deferred tax asset	1,415	1,484
Long-term deferred tax liability	(22,179)	(22,754)

In the context of the Company’s current structure, tax losses and current tax assets of the different subsidiaries may not be set off against current tax liabilities and taxable profits of other subsidiaries and, accordingly, taxes may accrue even where there is a net consolidated tax loss. As of December 31, 2009 and 2008, a valuation allowance has been recorded for deferred tax assets in the amounts of $3,225 and $2,762, respectively, as it is not more likely than not that sufficient taxable profit will be available to offset the deductible temporary differences to which these assets relate.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.                     Income Tax (continued)

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $47,032 which may be carried forward for use against future taxable income, which, expire in the following periods:

Years ended December 31,
2010	20,712
2011	1,696
2012	2,256
2013	1,710
2014 and thereafter	20,659
Total losses carriedforward	47,032

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The Company recognizes interest accrued related to unrecognized tax benefits and penalties, if any, as a part of income tax expense. Currently, the tax years ended December 31, 2009, 2008 and 2007 remained subject to examination by Russian, Ukraine, Kazakh, Uzbek and Georgian tax authorities, and the years ended December 31, 2009 and 2008 remained subject to examination by Kyrgyz tax authorities. The reconciliation of the total amounts of unrecognized tax benefit is follows:

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

15.                     Income Tax (continued)

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Unrecognized tax benefits as of the beginning of the year	$517	$579	$894
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statement of income, as a result of:
Increase of tax positions taken during the current period	8	306	642
Decrease of tax positions taken during the current period	(8)	—	(127)
Increase of tax positions taken during a prior period	—	10	349
Decrease of tax positions taken during a prior period	(171)	(223)	(873)
Amount of increase (decrease) of tax fines and penalties	—	(55)	—
Amount of decreases in the unrecognized tax benefits as a result of resolution through litigation — prior periods	—	(173)	(354)
Foreign currency translation adjustment	(28)	73	48
Unrecognized tax benefits as of the end of the year, including	$318	$517	$579
Net unrecognized tax benefits	248	440	431
Tax fines and penalties	70	77	148
Unrecognized tax benefits as of the end of the year	$318	$517	$579

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $248, $440 and $431 as of December 31, 2009, December 31, 2008 and December 31, 2007. Accrued income tax penalties and interest were $70, $77 and $148 as of December 31, 2009, December 31, 2008 and December 31, 2007. For the year ended December 31, 2009, December 31, 2008 and December 31, 2007, the Company accrued additional fines of $43, $50 and $79, respectively; and penalties (interest) of $26, $27 and $69, respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

16.                     Equity

Treasury Stock acquisition

In 2008 the Company acquired 274,465 own shares which constitute 0.62% of the Company’s share capital, for total consideration of $3,014.

In 2009 the Company acquired additional 1,879,513 shares which constitute 4.27% of the Company’s share capital, for total consideration of $51,788.

Subsequently during the period January — April 23, 2010 the Company acquired from the open market 485,500 shares into treasury, which constitute 1.10% of the Company’s share capital, for total consideration of $22,809.

The Company may purchase shares from time to time in the open market. The amount and timing of the repurchases are based on a variety of factors, including general business and market conditions, the availability of an open trading window, cash requirements, and strategic investment opportunities among other factors.

Stock split

Following a resolution by the Board of Directors on October 17, 2009 to amend its Depository Receipt program, Wimm-Bill-Dann Foods has completed a four-to-one split of its Depository Receipts on November 16, 2009. From this date, four Depository Receipts represent one common share. The number of common shares remains unchanged.

The share split was carried out in order to increase the liquidity of the Company’s shares by facilitating the expansion of the shareholder base and providing existing shareholders with additional flexibility in managing their portfolios. The stock split was carried out on a pro-rata basis and applies to all holders of Depository Receipts and does not have an effect on the ownership structure of the Company or the total value of its share capital.

Dividends

In accordance with applicable legislation, the Company and its subsidiaries can distribute all profits as dividends or transfer them to reserves.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

16.                     Equity (continued)

Dividends (continued)

Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Company’s subsidiaries. Dividends from Russian companies are generally subject to a 9% withholding tax for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million rubles (or $16,5 million at the exchange rate as of December 31, 2009)) or additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to the Company (generally, tax rate is assumed as 9%).

In March 2010 the Board of Directors approved management’s proposal to pay 30 rubles (approximately $1 per share) per common share. This decision requires an approval by WBD shareholders at Annual Shareholders Meeting in May 2010.

Net Income per Share

Net income per common share for presented reporting periods was determined in accordance with ASC 260, Earnings per Share, by dividing income available to WBD Foods shareholders by the weighted average number of shares outstanding as of the reporting periods:

	Year ended December 31,
	2009	2008	2007
Net income available to WBD Foods shareholders	$116,535	$101,712	$140,048
Total weighted average number of common shares outstanding during the period, basic and diluted	42,763,668	43,993,827	44,000,000
Net income per common share, basic and diluted	$2.73	$2.31	$3.18

There were no dilutive securities outstanding as of December 31, 2009 and 2008.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

17.                     Financial Income and Expenses, net

Financial income and expenses, net for 2009, 2008, and 2007 were comprised of the following:

	2009	2008	2007

Interest expense	$33,467	$44,544	$34,988
Interest income	(4,595)	(6,648)	(2,952)
Foreign currency losses (gains), net	11,616	61,357	(18,120)
Bank charges	2,687	2,868	2,912
Other financial (income) expense, net	49	(617)	23
Total financial income and expenses, net	$43,224	$101,504	$16,851

In 2009 and 2008 our net income, attributable to WBD Foods shareholders was negatively affected by currency exchange rate fluctuations resulting in an $11.6 million and $61.4 million, respectively. The net foreign exchange loss primarily arose from our U.S. dollars denominated debt.

18.                     Pension Costs

In the normal course of business, WBD Foods and its subsidiaries contribute to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Governmental pension contributions are included in personnel costs in the consolidated statements of income. Pension costs amounted to $19,138, $37,934 and $32,466 in 2009, 2008 and 2007, respectively. WBD Foods has no other pension obligations.

19.                     Segment Information

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

Management evaluates segment performance based on segment profit or loss before the share attributable to noncontrolling interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

19.                     Segment Information (continued)

Operating Segments — year ended December 31, 2009

	Dairy	Beverages	Baby food	Common and corporate assets/ expenses	Consolidated
Total sales	$1,568,586	$406,760	$244,206	$3,350	$2,222,902
Inter segment sales	(38,339)	(151)	—	(3,350)	(41,840)
Sales to external customers	1,530,247	406,609	244,206	—	2,181,062
Cost of sales	(1,080,629)	(245,068)	(127,040)		(1,452,737)
Gross profit	449,618	161,541	117,166	—	728,325
Operating expenses	(312,235)	(118,875)	(38,050)	(57,491)	(526,651)
Operating income (loss)	137,383	42,666	79,116	(57,491)	201,674
Financial income and expense, net and current provision for income taxes					(87,282)
Net segment profit (loss)					$114,392
Deferred income tax benefit					3,380
Net income attributable to noncontrolling interests					(1,237)
Net income attributable to WBD Foods shareholders					$116,535
Total assets	$1,027,713	$244,054	$185,041	$31,996	$1,488,804
Expenditure for property, plant and equipment	$76,845	$13,220	$20,809	$10,964	$121,838
Depreciation and amortization	$84,028	$13,587	$5,061	$2,207	$104,883

Operating Segments — year ended December 31, 2008

	Dairy	Beverages	Baby Food	Common and corporate assets/ expenses	Consolidated
Total sales	$2,119,043	$474,127	$254,468	$5,511	$2,853,149
Inter segment sales	(23,143)	(931)	—	(5,511)	(29,585)
Sales to external customers	2,095,900	473,196	254,468	—	2,823,564
Cost of sales	(1,486,983)	(288,403)	(135,104)	(38)	(1,910,528)
Gross profit	608,917	184,793	119,364	(38)	913,036
Operating expenses	(435,689)	(145,491)	(41,089)	(45,624)	(667,893)
Operating income (loss)	173,228	39,302	78,275	(45,662)	245,143
Financial income and expense, net and current provision for income taxes					(141,348)
Net segment profit (loss)					$103,795
Deferred income tax expense					(54)
Net income attributable to noncontrolling interests					(2,029)
Net income attributable to WBD Foods shareholders					$101,712
Segment total assets	$1,012,001	$236,278	$79,403	$249,283	$1,576,965
Expenditure for property, plant and equipment	$140,706	$22,599	$16,480	$15,467	$195,252
Depreciation and amortization	$8,181	$16,864	$5,861	$4,917	$115,823

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

19.                     Segment Information (continued)

Operating Segments — year ended December 31, 2007

	Dairy	Beverages	Baby Food	Common and corporate assets/ expenses	Consolidated
Total sales	$1,853,840	$414,117	$171,753	$—	$2,439,710
Inter segment sales	(1,382)	—	—	—	(1,382)
Sales to external customers	1,852,458	414,117	171,753	—	2,438,328
Cost of sales	(1,311,383)	(249,260)	(94,236)	—	(1,654,879)
Gross profit	541,075	164,857	77,517	—	783,449
Operating expenses	(362,642)	(123,989)	(31,860)	(50,988)	(569,479)
Operating income (loss)	178,433	40,868	45,657	(50,988)	213,970
Financial income and expense, net and current provision for income taxes					(66,260)
Net segment profit (loss)					$147,710
Deferred income tax expense					(4,893)
Net income attributable to noncontrolling interests					(2,769)
Net income attributable to WBD Foods shareholders					$140,048
Segment total assets	$1,049,665	$274,802	$61,503	$147,132	$1,533,102
Expenditure for property, plant and equipment	$134,568	$21,548	$28,177	$8,369	$192,662
Depreciation and amortization	$67,322	$14,071	$3,563	$1,618	$86,574

For the years ended December 31, 2009, 2008, and 2007, approximately 92%, 93% and 93% of sales were generated in and sold to customers in Russia respectively As of December 31, 2009 and 2008, the long-lived assets of the Company located in Russia were $692,892 and $667,948, respectively.

20.                     Share-based Awards

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

Following a resolution by the Board of Directors on October 16, 2009 to amend its Depository Receipt program, Wimm-Bill-Dann Foods has completed a four-to-one split of its Depository Receipts.  Before split one SAR represented one ADR, afterwards one SAR represents four ADR.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

20.                     Share-based Awards (continued)

The exercise price of SARs equals the average closing price of the stock over the 90 trading days period preceding each annual grant. The exercise price of SARs granted in 2009 was $26.85. Each tranche vests one-third annually over a three year period and is settled in cash. The contractual terms of SARs are five years from grant date.

A summary of the changes in the Company’s share-based awards is presented below:

	Share-based awards ‘000	Weighted average exercise price, U.S. dollar
Outstanding at December 31, 2006	225	26.84
Granted	363	64.09
Forfeited	(5)	63.86
Exercised	(8)	39.23
Outstanding at December 31, 2007	575	49.86
Granted	426	114.02
Exercised	(202)	38.20
Forfeited	(63)	84.93
Outstanding at December 31, 2008	736	87.17
Granted	388	26.85
Exercised	(182)	48.82
Forfeited	(86)	90.89
Outstanding at December 31, 2009	856	$67.61

The Company expensed $21,011 $2,540 and $15,951 for all share-based awards for the twelve months ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, there was approximately $22,336 of total unrecognized compensation cost related to non-vested SARs awards. The cost is expected to be recognized over a weighted average remaining requisite service period of 1.83 years. The estimated weighted average fair value per share of non-vested SARs as of December 31, 2009 and 2008 was $57.07 and $2.95, respectively.

The remaining contractual term of the SARs awards outstanding as of December 31, 2009 is 1.52 years and the SARs have aggregate intrinsic value of $24,457. The estimated weighted average fair value per share of the outstanding share based awards as of December 31, 2009 and 2008 was $18.84 and $3.02, respectively.

As of December 31, 2009, 409,000 SARs granted were vested and exercisable, which have a $96.46 weighted average exercise price, 1.18 years of remaining contractual life and the SARs have aggregate intrinsic value of $6,905 as of December 31, 2009.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

20.                     Share-based Awards (continued)

Cash paid by the Company to settle SARs exercised in 2009, 2008 and 2007 amounted to $6,418, $17,903 and $578, respectively.

In accordance with FASB ASC 718 the awards have been accounted for as a liability and, as such, the awards’ fair value is remeasured at each reporting date until the date of settlement.

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

A summary of the assumptions used in the application of the Black-Sholes option valuation model for grants of stock appreciation rights outstanding as of December 31 were as follows:

	2009	2008	2007
Volatility (1)	61.00%-87.90%	66.22%	44.46%
Risk-free interest rate (2)	0.58%-1.69%	8.39%	6.08%
Dividend yield (3)	1.049%	0%	0.41%
Expected life (years) (4)	0.25-2.25 years	3 years	3 years

(1)                      The volatility is based on historical volatility of the Company’s common stock over the term similar to the expected term of the award.

(2)                      The risk-free rate is based on the Russian Federation Government Bond with expected term similar to the expected term of the award.

(3)                      The dividend yield is based on expected annual dividends per share and the share price as of the measurement date.

(4)                      The expected life is based on the contractual term of the share based awards and assumption that the share based awards will be exercised after the vesting period but before end of contractual term.

21.                     Related Parties

Milk Suppliers

During 2009, 2008 and 2007, the Company purchased milk from certain milk supplying companies, which are controlled by members of its control group of shareholders, amounting to $18,771, $15,289 and $17,473, respectively. As of December 31, 2009 and 2008 accounts payable to these milk-supplying companies in respect of milk received amounted to $879 and $475, respectively.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

22.                     Commitments and Contingencies

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

Overall, management believes that the Company has paid or accrued all taxes that are applicable as of December 31, 2009. Where uncertainty exists, the Company has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities for non-income tax contingencies and income tax contingencies other than those that meet the more-likely-than-not recognition threshold, identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations, are not accrued in the consolidated financial statements.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

22.                     Commitments and Contingencies (continued)

Taxation (continued)

In 2008 the Russian tax authorities carried out an audit of Wimm-Bill-Dann for fiscal years 2004 through 2006 and found some of the Company’s suppliers negligent (i.e. not upholding their tax duties properly) and made a demand from the Company for reimbursement of VAT and income tax in the aggregate amount of approximately $7.8 million. The Company has appealed this decision with the higher tax authorities as well as in court. As a result, the higher tax authority recognized that these claims were partially invalid and reduced the total claims to approximately $2.0 million. In March 2010 the court of first instance upheld claims of tax authorities and ruled this case against WBD. We do not agree with this decision and are going to appeal this ruling in the higher courts. No amount has been accrued in relation to this claim.

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

Supply of Paper Packaging Materials

The majority of the Company’s paper packaging materials are purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavorable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands of U.S. dollars, except where otherwise stated)

22.                     Commitments and Contingencies (continued)

Capital commitments

As of December 31, 2009, our capital commitments amounted to $33,794.

Operating leases

During the years ended December 31, 2009, 2008 and 2007, the Company was not involved in any non-cancelable operating leases arrangements. The operating lease expenses for the years were as follows: $9,187, $10,510 and $8,956, respectively.

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

23.                     Subsequent Events

In February 2010, the Company purchased from the open market 485,500 shares into treasury, which constitute 1.10% of the Company’s share capital, for total consideration of $22,809.

On February 10, 2010 the Company a repaid ruble loan to Moscow Food Resources Department in the amount of 411.5 million rubles, which is the equivalent of $13,608 and $13,548 at the exchange rates at December 31, 2009 and February 10, 2010, respectively.